Form 20-F
period 2021-12-31
Pacific Airport Group
filed 2022-04-22
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Title of each class:	Number of Shares
Series B Shares	433,465,245
Series BB Shares	78,836,332

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in forward-looking statements. These factors, some of which are discussed below under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico, Jamaica or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that eventualities related to other risks and uncertainties, including the duration and full extent of the impact of the coronavirus (“COVID-19”) pandemic on our business; may cause actual results to differ materially from those expressed in forward-looking statements. Additionally, we have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

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

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.20.5140 to U.S.$1.00, the noon buying rate for pesos on December 30, 2021, as published by the U.S. Federal Reserve Board. On April 15, 2022, the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps.19.9530 to U.S.$1.00.

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

On October 10, 2019, we took control of the operation, management, and administration of the Norman Manley International Airport (“NMIA”) located in Kingston, Jamaica, pursuant to a concession agreement that we signed with the Government of Jamaica on October 10, 2018 (the “NMIA Concession Agreement”). PAC Kingston Airport Limited (“PACKAL”), our wholly owned Jamaican subsidiary incorporated in September 2018, holds the concession for the operation of NMIA. As a result of taking over the operation and management of NMIA in October 2019, our selected consolidated financial and operating data for the fiscal year ended December 31, 2019, includes the consolidation of PACKAL’s financial and operating data from October 10, 2019. Therefore, financial and operating data for the fiscal year ended December 31, 2019, may not be directly comparable with financial and operating data for other fiscal years. PACKAL uses the U.S. dollar as its functional currency, and its financial statements are prepared in accordance with IFRS.

		Year ended December 31,
	2017		2018		2019(13)		2020		2021		2021
		(thousands of pesos, except per share and per ADS data)									(thousands of U.S. dollars; except per share and per ADS data) (1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services (2)	Ps.	8,280,522	Ps.	9,499,154	Ps.	10,547,720	Ps.	7,225,742	Ps.	11,983,954	U.S.$	584,184
Non-aeronautical services (3)		2,772,905		3,183,532		3,771,500		2,448,053		3,662,441		178,534
Improvements to concession assets (4)		1,312,491		1,440,204		1,906,801		2,192,578		3,368,511		164,205
Total revenues		12,365,918		14,122,890		16,226,021		11,866,373		19,014,906		926,923
Operating costs:
Costs of services:
Employee costs		663,360		773,630		877,068		970,481		1,115,750		54,390
Maintenance		505,352		528,929		578,510		426,523		546,548		26,643
Safety, security & insurance		317,023		386,079		428,208		458,316		510,440		24,883
Utilities		278,895		334,994		380,370		355,562		391,836		19,101
Other		345,777		430,090		480,708		457,825		425,057		20,720
Total costs of services		2,110,407		2,453,722		2,744,864		2,668,707		2,989,631		145,736
Technical assistance fees (5)		357,451		411,477		461,549		289,154		526,220		25,652
Concession taxes (6)		944,197		1,076,350		1,318,220		908,310		1,231,044		60,010
Depreciation and amortization:
Depreciation (7)		324,460		400,205		446,517		495,292		546,128		26,622
Amortization (8)		1,119,102		1,169,432		1,329,620		1,505,069		1,504,411		73,336
Total depreciation and amortization		1,443,562		1,569,637		1,776,137		2,000,361		2,050,539		99,958
Other (income) expense		(83,921)		(73,152)		1,212		(12,726)		(8,231)		(401)
Cost of improvements to concession assets (4)		1,312,491		1,440,204		1,906,801		2,192,578		3,368,511		164,205
Total operating costs		6,084,187		6,878,238		8,208,783		8,046,384		10,157,714		495,160
Income from operations		6,281,731		7,244,652		8,017,238		3,819,989		8,857,192		431,763
Finance cost - net		(99,389)		(236,033)		(671,132)		(1,434,222)		(1,027,930)		(50,109)
Share of profit (loss) of associates		(10,620)		(947)		79		3		1		-
Income before income taxes		6,171,722		7,007,672		7,346,185		2,385,770		7,829,263		381,655
Income tax expense		1,440,641		1,869,041		1,891,443		467,067		1,785,546		87,040
Profit for the year		4,731,081		5,138,631		5,454,742		1,918,703		6,043,717		294,614
Other comprehensive income
Exchange differences on translating foreign operations		(226,494)		(103,569)		(269,440)		580,308		30,810		1,502
Remeasurements of employee benefit – net of income taxes		(2,602)		(161)		(1,404)		(16,658)		15,263		744
Cash flow hedges, effective portion of changes in fair value, net of income tax		n/a		n/a		-172094		(299,013)		500,765		24,411
Total comprehensive income for the year		4,501,985		5,034,901		5,011,804		2,183,340		6,590,555		321,271
Profit for the year attributable to:
Controlling interest		4,649,120		5,037,368		5,360,152		1,968,856		5,997,492		292,361
Non-controlling interest		81,961		101,263		94,590		(50,153)		46,225		2,253
Profit for the year		4,731,081		5,138,631		5,454,742		1,918,703		6,043,717		294,614
Total comprehensive income for the year
Controlling interest		4,451,659		4,936,526		4,937,027		2,164,639		6,510,307		317,359
Non-controlling interest		50,326		98,375		74,777		18,701		80,248		3,912
Total comprehensive income for the year		4,501,985		5,034,901		5,011,804		2,183,340		6,590,555		321,271
Basic and diluted earnings per share (9)	Ps.	8.8457	Ps.	9.5845	Ps.	10.1986	Ps.	3.7461	Ps.	11.5476	U.S.$	0.5629
Dividends per share (10)	Ps.	5.72	Ps.	7.6200	Ps.	8.4200	Ps.	0.0000	Ps.	0.0000	U.S.$	0.0000
Basic and diluted earnings per ADS (9)	Ps.	88.4577	Ps.	95.8448	Ps.	101.9863	Ps.	37.4610	Ps.	115.4760	U.S.$	5.6291
Dividends per ADS (10)	Ps.	57.2000	Ps.	76.2000	Ps.	84.2000	Ps.	0.0000	Ps.	0.0000	U.S.$	0.0000
Other operating data:
Total terminal passengers (thousands of passengers) (11)		40,709		44,948		48,709		27,328		43,027		43,027
Total air traffic movements (thousands of movements)		527		552		557		399		531		531
Total revenues per terminal passenger (12)	Ps.	304	Ps.	314	Ps.	333	Ps.	434	Ps.	442	U.S.$	22
Aeronautical and non-aeronautical services per terminal passenger	Ps.	272	Ps.	282	Ps.	294	Ps.	354	Ps.	364	U.S.$	18
Statement of financial position data:
Cash and cash equivalents	Ps.	7,730,143	Ps.	6,151,457	Ps.	7,500,193	Ps.	14,444,549	Ps.	13,332,877	U.S.$	649,940
Total current assets		8,980,159		7,840,207		9,367,484		16,846,109		16,397,575		799,336
Airport concessions, net		11,754,661		11,412,118		10,821,596		10,649,220		10,328,521		503,486
Rights to use airport facilities, net		986,995		930,296		873,598		816,898		1,208,406		58,906
Total assets		39,517,532		39,550,502		41,577,804		51,361,173		55,323,085		2,696,845
Current liabilities		2,295,147		2,172,523		4,676,566		5,262,675		9,362,958		456,418
Total liabilities		17,440,763		17,778,353		20,908,361		28,508,390		34,894,485		1,701,008
Total equity attributable to controlling interest		21,028,215		20,708,985		19,628,172		21,792,811		19,288,380		940,254
Common stock		9,028,446		7,777,576		6,185,082		6,185,082		170,381		8,306
Non-controlling interest		1,048,554		1,063,165		1,041,271		1,059,972		1,140,220		55,583
Statement of cash flows data:
Net cash flows provided by operating activities	Ps.	6,168,702	Ps.	7,235,619	Ps.	8,164,057	Ps.	3,566,567	Ps.	11,095,446	U.S.$	540,872
Net cash flows used in investing activities		(1,938,575)		(2,550,411)		(2,586,095)		(3,217,691)		(4,969,308)		(242,240)
Net cash flows (used in) provided by financing activities		(1,687,316)		(6,166,694)		(4,231,529)		6,288,427		(7,351,525)		(358,366)
Effects of exchange rate changes on cash held:		(806)		(97,200)		2,303		307,053		113,715		5,543
Increase (decrease) in cash and cash equivalents		2,542,005		(1,578,686)		1,348,736		6,944,356		(1,111,672)		(54,191)

(1)

Translated into U.S. dollars at the rate of Ps.20.5140 per U.S.$1.00, the noon buying rate on December 30, 2021, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars). Operating data are expressed in the units indicated.

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

(6)

Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5.0% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets and the recovery of costs). Gross annual revenue from the concession tax at the Montego Bay Airport (excluding revenues from improvements to concession assets and the recovery of costs) was 31.6%, 20.7% and 12.0% during 2019, 2020 and 2021, respectively. In the case of the Kingston airport the concession tax is of 62.01% over the gross annual aeronautical and commercial revenues. For more information, see “Item 5, Operating and Financial Review and prospects – Mexican Concession Tax and Jamaican Concession Fee.”

(7)	Reflects depreciation of machinery, equipment, and improvements on leased buildings.
(8)	Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(9)

Based on a weighted average of 525,575,547, 525,575,547, 525,575,547, 525,575,547, 519,372,684 common shares outstanding (excluding treasury shares) for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.

(10)

Dollar amounts per share were U.S.$0.2912 in 2017, U.S.$0.3880 in 2018, U.S.$0.4464 in 2019, U.S.$0.1883 in 2020 and U.S.$ 0.5629 in 2021, per ADS were U.S.$2.9125 in 2017, U.S.$3.8808 in 2018, U.S.$4.4642 in 2019, U.S.$1.8832 in 2020 and U.S.$ 5.6291 in 2021. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).

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

•Competition from other tourist destinations could adversely affect our business.

•Negative economic developments in Mexico could reduce domestic passenger traffic at our Mexican airports, which would adversely affect our business and results of operations.

•Our business is particularly sensitive to economic conditions and other developments in the United States.

•Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.

•	Levels of passenger and cargo traffic volumes and air traffic at our airports are highly sensitive to the impact on airlines of
•	international petroleum prices and access to credit.

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

•We previously identified a material weakness in our internal controls related to ineffective general information technology controls. If we fail to maintain effective controls in the future, any material weakness in the future could adversely affect our ability to report our results of operations accurately and cause a loss of investor confidence and may adversely impact our stock price.

•Security enhancements and requirements may require additional investments or result in additional expenses.

•Our revenues and profitability may be adversely affected if we fail in our business strategy.

•	Our acquisitions may not achieve anticipated benefits, and may increase our liabilities, disrupt our existing business and harm our results of operations.

•Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

•Covenants in our indebtedness may limit our discretion with respect to certain business matters.

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

•	The airlines at our airports may refuse to continue collecting passenger charges on our behalf or we may decide to collect passenger

•	charges ourselves, which would result in increased costs for us.

•The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.

•Legal claims and other actions by the former holders of land comprising certain of our Mexican airports may disrupt the operations and security of these airports.

•We may be liable for property tax claims asserted against us by certain Mexican municipalities.

•	Inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements or accounting standards
•	could have a negative impact on the recoverability of certain deferred tax assets.

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

•Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.

•If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.

•

If we fail to fulfill the requirements of our Master Development Programs or our Capital Development Programs, our airports could suffer specific negative consequences, including a termination of their respective concessions.

•

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

•The Mexican and Jamaican governments could grant new concessions that compete with our airports.

•	The SCT could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs.

•Changes to Mexican laws, regulations, including tax regulations, and decrees applicable to us could have a material adverse impact on our results of operations.

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

•Disputes with or among our shareholders or challenges to certain provisions of our bylaws may affect our operations.

Risks Related to Mexico

•Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

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

•Our business could be adversely affected by other claims by certain Mexican municipalities.

•High incidences of crime in Mexico and violence related to drug trafficking could adversely affect our business.

•Increased environmental regulation and enforcement in Mexico may affect us.

•Minority shareholders may be less able to enforce their rights against us, our directors, or our strategic shareholders in Mexico.

•We are subject to different corporate disclosure and accounting standards than U.S. companies.

Risks Related to Jamaica

•Adverse economic conditions in Jamaica may adversely affect our financial condition or results of operations.

•Political conditions in Jamaica could materially and adversely affect Jamaican economic policy or business conditions and, in turn, our operations in Jamaica.

•Our business in Jamaica is subject to substantial governmental regulation.

•High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.

•Government tax legislation in Jamaica may have an adverse effect on our financial condition and results of operations.

Risks Related to Our Structure, Shares and the Securities Market

•	Our ability to pay dividends and meet our debt obligations depends on our subsidiaries paying us dividends and transferring other income to us.
•	Priority in Case of Bankruptcy.

•The Company's bylaws can discourage acquisitions and depress the market for our shares.

•	As a result of the volatility of the Mexican stock market, the market price of shares may experience extreme fluctuations in price and trading volume.

Risks Related to Our Operations

Developments relating to the outbreak of the COVID-19 have had, and may continue to have, a material adverse impact on our financial condition or results of operations.

The COVID-19 outbreak, and measures taken by governments and private parties to contain or mitigate it, have had, and may continue to have, adverse consequences for the global economy, including materially reducing demand for, and availability of, worldwide air travel and therefore has had, and may continue to have, a material adverse effect on our business and results of operations. Those measures, some of which remain in place as of the date of this annual report or may be reinstated in the future, include travel restrictions imposed by governments (including the U.S., Mexican, Canadian, Jamaican and European governments), lockdowns, quarantines and health-related curfews, suspension of non-essential activities, travel advisories issued by governments discouraging air travel to certain destinations were COVID-19 is particularly virulent, work from home policies and other policies dissuading or restricting air travel for employees in the private and public sectors, cancellation of or restrictions in the number of attendees to business and entertainment events, which in turn, resulted in flight cancellations and a marked decline in passenger demand for air travel, domestically and worldwide. For purposes of these measures, airports were considered essential, and our airports have remained operational. However, from April through December 2020, we experienced a decrease in passenger traffic (a 53.4% decrease as compared to passenger traffic for the same period the previous year), among other adverse effects of the COVID-19 pandemic. Although passenger traffic in 2021 increased 57.1% as compared to 2020, 2021 passenger traffic was still down 11.8% as compared to 2019.

The measures we have taken to mitigate the adverse effects of the COVID-19 pandemic, and any other strategic actions that we may take in the future in response to the COVID-19 pandemic, may not be effective in offsetting decreased passenger traffic and other adverse effects of the COVID-19 pandemic on our business. The continued recovery for our operations and results will depend on the duration and measures of containment of the pandemic implemented by the governments of Mexico, Jamaica, United States, Canada, and Europe. For instance, on November 24, 2021, a new variant of the COVID-19 virus, Omicron, was reported to the World Health Organization (WHO). This new variant was first detected in specimens collected on November 11, 2021, in Botswana and on November 14, 2021, in South Africa. In response to Omicron, beginning December 6, 2021, all air passengers, regardless of citizenship or vaccination status, arriving to the United States from a foreign country have to get tested for COVID-19 no more than 1 day before their flight departs and present the negative result to the airline before boarding the flight. The potential for a continued period of significantly reduced demand for travel has and will likely continue to result in significant lost revenue. See “Item 5 – Developments related to the outbreak of COVID-19.”

The extent to which COVID-19 could continue to adversely impact our results will depend on future developments that are highly uncertain and hard to predict, including new information which may emerge concerning the severity of COVID-19, the actions taken to contain COVID-19 or treat its impact and other developments which may impact public perception of the virus, availability of effective vaccines, the recurrence of the pandemic or the introduction and spread of new variants of the virus which may be resistant to currently approved vaccines, any additional travel warnings and restrictions, including any government mandates on air service, the impact it may have on passenger traffic and financial health and operations of our customer airlines. We cannot currently fully predict the extent to which the COVID-19 outbreak will continue to impact the frequency and pattern of our domestic and international passenger traffic, global air travel and the demand for air travel in the regions in which we operate. Continued travel restrictions or operational issues resulting from the rapid spread of COVID-19 could have a material adverse effect on our business and results of operations. We are also not able to predict whether the COVID-19 pandemic will result in permanent changes to frequency and pattern of our domestic and international passenger traffic, with such changes including but not limited to a permanent reduction in business travel as a result of increased usage of "virtual" and "teleconferencing" products and more broadly a general reluctance to travel by consumers, each of which could have a material adverse impact on our business, financial condition, or results of operations.

Furthermore, we could incur in additional operating expenses and significant investments related to new regulatory procedures in order to preserve the health of the passengers and the airport community, which could not be recovered through our maximum tariffs, as a result of this pandemic. During 2020 and 2021, we incurred Ps.13.0 million and Ps.5.2 million, respectively, of expenses and donations related to the measures against the pandemic.

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

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger departing from the airport terminals we operate (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”) and are collected by the airlines and paid to us. In 2019, 2020 and 2021, passenger charges represented 52.9%, 50.0% and 52.5%, respectively, of our total revenues (in 2019, 2020 and 2021, passenger charges represented 60.0%, 61.3% and 63.8%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

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

Although a substantial portion of our revenues is derived from foreign tourism, domestic passengers have represented two-thirds of the passenger traffic volume at our Mexican airports for the last three years. Aside from our operation of the Kingston and the Montego Bay airport concessions in Jamaica and the operation of DCA in Spain, all our assets are located, and all our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic at our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects, and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, domestic demand for transportation services may decrease. For more information on the potential impact of negative economic developments in Mexico, see “– Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” and “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2019, 2020 and 2021, 89.7%, 89.6% and 97.5%, respectively, of the international terminal passengers served by our Mexican airports arrived or departed on flights originating in or departing to the United States and 70.3%, 73.8% and 83.6%, respectively, of the passengers served by our Jamaican airports arrived or departed on flights originating on or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy, and events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. The U.S. gross domestic product (“GDP”) increased at a rate of 3.0% in 2019, decreased 3.4% in 2020 and increased 5.7% in 2021, according to the U.S. Bureau of Economic Analysis. The outbreak of COVID-19 has adversely affected the economies and financial markets of many countries, including the United States, Jamaica and Mexico. The extent to which COVID-19 impacts these economies will depend on future developments, which are highly uncertain and cannot be predicted. If the U.S. economy falls into a recession or economic growth in the U.S. decelerates significantly, it would likely have a material adverse effect on our results of operations due to decreased passenger traffic travel to and from the United States. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

Any decision taken by the current U.S. administration, such as any changes to laws and policies, including laws and policies governing foreign trade and foreign relations, which could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity among the two countries or a slowdown in direct foreign investment in Mexico, could adversely affect our business and our results of operations.

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

Immigration reform and border policies, especially with respect to Mexico, continue to attract significant attention in the U.S. government and public arena. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. Our Tijuana airport is connected to the U.S. border by the Cross-Border Express, or “CBX,” an international bridge that allows passengers to cross directly to the United States. By facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings, the CBX has been a main driver in increasing passenger traffic at our Tijuana airport since its inauguration in December 2015. Any changes to U.S. laws and policies that affect the operation of the CBX, could adversely impact the passenger traffic at the Tijuana airport, which could have an adverse effect on our business and our results of operations.

In addition, new immigration and border legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel to and from Mexico. Such restrictions could have a material adverse effect on our passenger traffic results.

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

International petroleum prices have experienced significant volatility in the recent past. For example, European Brent crude oil spot prices dropped from U.S.$67.77 per barrel on December 31, 2019 to U.S.$9.12 per barrel on April 21, 2020 and increased from U.S.$51.22 per barrel on December 31, 2020, to U.S.$77.24 per barrel on December 31, 2021. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. From December 31, 2021, to April 15, 2022, the European Brent crude oil spot prices surged 43.5% largely as a result of concerns over potential supply disruptions in connection with the current conflict between Russia and Ukraine, the outcome of which and the impact that it may have on fuel prices is uncertain. High fuel prices result in increases in airlines’ costs and may lead to airline financial difficulties and bankruptcies, higher ticket prices, cancellations of routes and decreases in frequencies of flights, and may decrease demand for air travel generally. Each of these may reduce passenger and cargo traffic at our airports.

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

In 2021, approximately 80.9% of the sum of aeronautical and non-aeronautical revenues was generated from five of our fourteen airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2021:

Airport	December 31, 2021
Guadalajara	26.4%
Los Cabos	18.4%
Tijuana	15.4%
Puerto Vallarta	11.2%
Montego Bay	9.5%
Eight other Mexican airports (combined) and Kingston	19.1%
Total revenues	100.0%

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

International events may negatively impact international air travel. Terrorist attacks, wars, other armed conflicts, and public health crises could negatively affect the frequency and pattern of air travel worldwide. For instance, the current increase in geopolitical tensions and hostilities in connection with the conflict between Russia and Ukraine, and the trade and monetary sanctions that have been imposed in connection with those developments, have affected, and could significantly affect, worldwide oil prices and demand, cause turmoil in the global financial system and negatively impact air travel, as well as, supply chain and raw materials worldwide could be impacted.

Any future terrorist attacks, whether or not involving aircraft, may adversely affect our business, results of operations, prospects, and financial condition. Moreover, we cannot predict what effect any future terrorist attacks or threatened attacks on the United States or any retaliatory measures taken by the United States in response to these events may have on the U.S. economy or leisure travel trends, which may negatively affect our results of operations. Similarly, our Mexican and Jamaican airport operations could be negatively impacted by terrorist attacks on aircraft.

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

Cyber-attacks and their impact on our networks and systems, including the introduction of viruses, malware, faulty software, equipment outages and other interruptions in or unauthorized access of company systems, have increased in frequency, extent and potency in recent years. We continuously evaluate our weaknesses, maintain security software, and employ countermeasures to prevent breaches to our data and systems, and regularly review these preventive measures to avoid cyber-attacks and other interruptions to our business. For example, our information systems are protected from exogenous events with backup systems, including physical and software safeguards, such as malware protection, intrusion detection and prevention systems, vulnerability assessment and penetration testing, inventory of authorized and unauthorized software and hardware, as well as a security awareness program. In addition, we have implemented unified threat management and access control in all of our airports’ networks. We use the “CyberArk” software to monitor access and activity of all our privileged accounts and the “Trend Micro Smart Protection Suites” to improve the security of our servers.

Nevertheless, any disruption, failure, or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations. The preventive actions that we employ to reduce the risk of experiencing a cyber-attack and to protect our network and information could be inadequate to stop a cyber-attack in the future, which could hinder our ability to protect the privacy of our clients and business and cause the unauthorized distribution of valuable financial information and confidential data relating our clients and business. The costs associated with a possible cyber-attack on our systems include increased expenses associated with reinforcing cyber-security measures, loss of business due to the interruption of services, litigation, and damage to our reputation. Such outcomes could cause significant losses or decreases in the price of our shares. The potential losses related to cyber-attacks and disruptions of our network could also surpass our insurance coverage.

We previously identified a material weakness in our internal controls related to ineffective general information technology controls. If we fail to maintain effective controls in the future, any material weakness in the future could adversely affect our ability to report our results of operations accurately and cause a loss of investor confidence and may adversely impact our stock price.

We reported in Part II, Item 15 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 that our management identified a material weakness in internal control related to ineffective general information technology controls (GITCs), during 2021, our management implemented different actions to remediate the material weakness. Remediation of the material weakness does not provide assurance that our internal control over financial reporting will continue to operate properly. If we are unable to maintain effective internal controls over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected. Any material weaknesses, identified in the future may adversely affect our business and operating results and the price of our securities and cause a loss of investor confidence. We cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

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

The users of airports, principally airlines, also have been subject to increased costs, as they have been required to adopt additional security measures and their insurance premiums have also increased substantially. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican and Jamaican governments have not done so and have given no indication of any intention to do the same. In the future, airlines may be required to comply with more rigorous security rules or guidelines and premiums for aviation insurance could rise further. In addition, fuel prices, supplies and interest rates for airlines aircraft lease agreements, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities (such as the conflict between Russia and Ukraine) or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Increases in airlines’ costs may result in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

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

Our ability to increase our commercial revenues is significantly dependent, among other factors, on increasing passenger traffic at our airports and on our ability to continue remodeling, expanding, and modernizing the commercial areas we operate within our airports and on the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly.

within our airports. Revenues from business lines operated directly by us represented 26.5%, 23.3% and 23.1% of non-aeronautical revenues in 2019, 2020 and 2021, respectively (7.0%, 5.9% and 5.4% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019, 2020 and 2021, respectively).

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

As of December 31, 2021, our outstanding consolidated indebtedness was Ps.27.8 billion (approximately U.S.$1.4 billion). This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise and maintain any such financing or impair our ability to take advantage of significant business opportunities that may arise. As a result of this indebtedness, we may also be more vulnerable to general adverse economic, industry or competitive conditions. We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt or to fund our other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt on or before maturity, and we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms. These risks may be intensified due to the impact of the COVID-19 pandemic. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.” and “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

Although we believe we maintain positive relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 35.0% of our total employees in Mexico and 40.0% in Jamaica as of December 31, 2021), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues.

Most of our revenues are driven by the operations of a few key airline customers. In 2021, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Aeroenlaces Nacionales, S.A. de C.V. (“VivaAerobus”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico Group” a holding company that owns Aeroméxico and Aeroméxico Connect) and American Airlines, Inc. (“American Airlines”) transported a significant percentage of our passenger traffic. During 2021, the passenger charges collected by these four airlines accounted for 20.9%, 6.4%, 5.0% and 4.0%, respectively, of total revenues in our airports (25.5%, 7.8%, 6.0% and 4.8%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2021).

In June 2020, Aeromexico Group announced that it filed for Chapter 11 bankruptcy due to the unprecedented challenges relating to the COVID-19 pandemic. After 20 months, in March 2022, Aeromexico completed successfully its financial reorganization process. During 2019, 2020 and 2021, the passenger charges collected by Aeromexico accounted for 6.0%, 4.7% and 5.0% of total revenues in our airports, respectively (6.8%, 5.7% and 6.0% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019, 2020 and 2021, respectively). If any airline customer that seeks to restructure or recapitalize is unable to do so successfully or if our commercial arrangements with these key airline customers are not maintained, any investments or other assets associated with those airline customers could become impaired, and our business and results of operations could be materially adversely affected.

As of December 2020, Interjet stopped operations at our airports and as of December 31, 2021, Interjet had a balance due of Ps.47.6 million, which, in 2020, was reserved as expected credit loss. During 2019 and 2020, the passenger charges collected by Interjet accounted for 3.9% and 1.0% of our total revenues, respectively (4.3% and 1.2% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019 and 2020, respectively).

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

Furthermore, passenger charges, which accounted for 52.9%, 50.0% and 52.5% of our revenues in 2019, 2020 and 2021, respectively (60.0%, 61.3% and 63.8%, respectively, when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected, pursuant to passenger charges collection agreements, by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2019, 2020 and 2021, the average collection term of passenger charges was 54, 67 and 62 days, respectively. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges – Passenger Charges in Mexico.” Consequently, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we would not be assured of collecting the amounts invoiced to that airline for passenger charges despite cash deposits held in guarantee. Additionally, we could not be assured that we would recover the traffic they would stop transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

Furthermore, the COVID-19 pandemic has and will likely continue to adversely affect the global airline industry. As a result, one or more airlines could stop making payments to our airports. See “Item 5, Recent Developments – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

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

MBJA has contracts with 92.0% of the airlines that operate at the Montego Bay airport for the collection of passenger charges on its behalf. The collection of passenger charges by the airlines is an express covenant under the current operating agreements signed by each airline operating at the Montego Bay airport, whereby these airlines must pay MBJA for regulated passenger charges.

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

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines, and ground transportation providers. We also depend upon the government or entities of the government for provision of services, such as electricity, supply of fuel for aircraft, air traffic control and immigration and customs services for our international passengers. Additionally, the disruption or stoppage of taxi or bus services at one or more of our airports could also adversely affect our operations. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

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

In addition, during various periods of 2019 and 2020, members of an ejido called el Zapote blocked access to commercial areas of the Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenues losses of Ps.28.5 million in 2019 (19.5% of our total car parking charges at the airport for 2019) and Ps.16.7 million in 2020 (23.2% of our total car parking charges at the airport for 2020). Although we recovered control of these areas on February 12, 2020, if these persons occupy the area again in the future, their presence could have an adverse impact on our operations, revenues and security, and could restrict our ability to expand our operations, at the Guadalajara airport.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.6.2 billion at December 31, 2021. The deferred tax assets are quantified based on currently enacted tax rates and accounting standards and are subject to change because of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our Consolidated Statement of Profit or Loss. For further information on deferred tax assets, refer to Note 12 to our audited consolidated financial statements. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Deferred Tax Assets.”

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

For instance, on May 25, 2021, the U.S. Federal Aviation Administration (“FAA”) announced that, following an assessment of the Federal Civil Aviation Agency, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (“ICAO”), and, as a result, downgraded Mexico’s aviation safety rating from “Category 1” to “Category 2”.

Under FAA regulations, because of this downgrade, Mexican airlines are not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines are also suspended; and operations by Mexican airlines flying to the United States are subject to greater FAA oversight. During July 2021, Mexico signed an agreement with the FAA aimed at helping the country recover its “Category 1” rating. The agreement set out visits beginning in August 2021 by experts from the FAA to provide technical assistance and review Mexico’s efforts to reverse the downgrade. As of the date hereof, however, Mexico has not recovered its “Category 1” rating.

In 2019, 2020 and 2021, 10.7%, 9.6% and 32.4%, respectively, of the passengers who traveled through our Mexican airports traveled on flights to or from the United States operated by Mexican airlines.

We cannot predict what impact the inability to reverse the downgrade by Mexico would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2019, 2020 and 2021, 65.0%, 60.9% and 63.0%, respectively, of our total revenues were earned from aeronautical services (in 2019, 2020 and 2021, 73.7%,

74.7% and 76.6%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services), which are subject to price regulation under our maximum rates in Mexico and under the maximum regulated charges in Jamaica. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects, and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or established by the Mexican government (as in the case of our Master Development Programs or our maximum rates, respectively) or the Jamaican government (as in the case of maximum regulated charges for MBJ and NMIA) for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs and Capital Development Programs or the obligation under our Mexican concessions and Jamaican concessions to provide a public service) or increase our maximum rates and regulated charges applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Similarly, there is limited precedent that would allow us to predict the impact of the laws, regulations and instruments that regulate our business in Jamaica, and we cannot provide any assurance that our Jamaican airports will not encounter difficulties in complying with these laws, regulations and instruments. In addition, although the concession agreements for our Jamaican airports and Jamaican law establishes ranges of sanctions that might be imposed should our Jamaican airports fail to comply with the terms of the concession, other Jamaican applicable law, and its regulations, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. Although the maximum regulated charges have been set for our Jamaican airports through December 2024, we cannot predict what maximum regulated charges the Jamaican government will establish for the next five-year period from January 2025 to December 2029. We also cannot provide assurance that other regulatory agencies or the Jamaican legislature will not impose regulations adverse to our Jamaican airports’ operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority acts and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

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

The Jamaican Airports (Economic Regulation) Act 2002 requires that the Jamaica Civil Aviation Authority, or “JCAA,” adjust the maximum amounts that may be levied by an airport operator at the end of each succeeding period of five years. Specifically, every five years, MBJA and NMIA must submit to the JCAA a proposal for increases to the maximum revenues per passenger (revenue yield cap per passenger) as justified by a schedule of five-year estimates for traffic growth, operating costs and investment commitments, including capital expenditures for capital projects and required improvements at our Jamaican airports under the MBJA and NMIA concession agreements (in the case of

MBJA, a “Capital Development Program,” in the case of NMIA, the “Capital Works,” and together, the “Capital Development Programs”), as well as the opening Regulated Asset Base (RAB). After the JCAA’s review of the maximum amounts to be levied based on these estimates, the JCAA makes its determination as to the maximum revenues per passenger for each year of the succeeding five-year period. Under the terms of the MBJA and NMIA concession agreements with the Airports Authority of Jamaica, or “AAJ,” if the JCAA approves the new maximum amount to be levied, MBJA and NMIA must fulfill the estimated capital expenditures included in the Capital Development Programs. For a discussion of the framework for establishing MBJA’s and NMIA’s maximum regulated charges in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

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

Historically, we have set the prices we charge for aeronautical services at each Mexican airport to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2019, 2020 and 2021, our revenues subject to maximum rate regulation represented 100.0%, 99.1% and 93.8%, respectively, of the amount we were entitled to earn under the maximum rates for all our Mexican airports. However, there can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all the revenues we are entitled to earn from services subject to price regulation.

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

If we fail to fulfill the requirements of our Master Development Programs or our Capital Development Programs, our airports could suffer specific negative consequences, including a termination of their respective concessions.

Historically, our capital expenditure commitments under our Master Development Programs are determined by reference to the Mexican PPI’s construction price index. Using the index, we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2019, 2020 and 2021 was 102.0%, 101.5% and 102.2%, respectively, of our capital expenditure commitments under our Master Development Programs. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SCT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. If any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

In addition, if MBJA’s passenger traffic projections are above the levels of passenger traffic realized at the Montego Bay airport, the amount of AIF to be collected may not be sufficient to finance all capital projects approved by the MTM and their financial cost. We can provide no assurance that the Montego Bay airport will achieve the passenger traffic required to recover MBJA’s capital investments committed in exchange for the use of the AIF funds.

Currently, there is an Implementation Letter in place between AAJ and MBJA which will indemnify MBJA for any funds advanced towards the approved capital projects to be funded by the AIF which eliminates any exposure to MBJA. MBJA and AAJ are currently finalizing the new Airport Expansion Fund Agreement which will provide MBJA with direct access to the AIF Funds as well as the Third Concession Amendment Agreement to include the Phase 3 Runway Extension Works and installation of Runway End Safety Areas as a Concessionaire Project.

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

Any competition from such additional airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport could be made pursuant to a public bidding process. If a competing concession is offered in a public bidding process, we cannot provide assurance that we would participate in such process, or that we would be successful if we were to participate. See “Item 4, Information on the Company – Regulatory Framework – Other Regulation of Mexican Concessions and Concession Assets – Grants of New Mexican Concessions” and “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession – AAJ’s Rights to Step In, Terminate or Grant a New Concession.”

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

Changes to Mexican laws, regulations, including tax regulations, and decrees applicable to us could have a material adverse impact on our results of operations.

The terms of our Mexican concessions do not exempt us from any changes to Mexican laws, including tax laws and regulations. Changes to the Mexican constitution or to any other Mexican laws or regulations could have a material adverse impact on our results of operations.

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

On April 23, 2021, a labor reform was published that amended the outsourcing provisions of Mexican Labor Law (the “2021 Labor Reform”). The law significantly limits subcontracting and amends the profit-sharing rules. The law provided 90 days for employers to comply with the law but was later delayed until September 1, 2021. As a result of this reform, we were required to restructure the manner in which certain services were provided across our airport operating subsidiaries by our employee service companies. See “Item 4, Information on the Company – History and Development of the Company – Non-Airport Subsidiaries.” Although we believe the steps taken to restructure our operations put us in compliance with the 2021 Labor Reform, we can provide no assurance that a review by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) would not require additional changes to our operations.

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

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). Audit Committee members are selected according to Mexican and U.S. independence standards. Certain matters require the favorable vote of the majority of the Series “BB” shares (including the approval of our financial statements, increases or decreases of our capital stock, the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). These rights are not conditioned on whether the technical assistance agreement and the participation agreement remain in force. Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. Shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at AMP shareholders’ meetings and ultimately at our shareholders’ meetings. Differences in points of view among AMP’s shareholders with respect to our management could affect our results of operations. The interests of AMP may differ from those of our other shareholders.

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

Disputes with or among our shareholders or challenges to certain provisions of our bylaws may affect our operations.

In the past, there have been disputes with certain shareholders primarily regarding certain shareholding limitations set forth in our bylaws. See — “The Company's bylaws can discourage acquisitions and depress the market for our shares.” These disputes have led challenging shareholders to commence legal proceedings seeking (i) to modify our bylaws to eliminate the foregoing shareholding limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares. Although the Mexican Supreme Court has upheld the validity of these provisions of our bylaws, we can provide no assurances that future challenges to our bylaws will not emerge. If disputes with certain of our shareholders were to occur in the future, it is not possible to predict if they would distract our management or result in deadlock at our shareholders’ meetings, or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations.

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

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP decreased 0.1% and 8.5% in 2019 and 2020 and increased 5.0% in 2021, respectively, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 7.8%, 5.2% and 4.5% in 2019, 2020 and 2021, respectively. As of April 15, 2022, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 6.7300%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. Following the devaluation of the peso and the economic crisis beginning in 1994, the aggregate passenger traffic volume in our airports in 1995 (then operated by our predecessor) decreased as compared to prior years, reflecting a decrease in Mexican passenger traffic volume that more than offset an increase in international passenger traffic volume. Another substantial decrease in value could occur, and it could (notwithstanding other factors) lead to a decrease in domestic passenger traffic that may not be offset by any increase in international passenger traffic. In 2019, the peso appreciated 4.0% against the U.S. dollar. In 2020, the peso depreciated 5.1% against the U.S. dollar. In 2021, the peso depreciated 3.3% against the U.S. dollar. Rising inflation in the U.S., the extent of which is still uncertain, could have an impact on the value of the peso relative to the U.S. dollar. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers. See “Item 5 – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

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

Due to the acquisition of 100% of the shares of DCA in 2015, we incurred indebtedness in U.S. dollars. A devaluation of the peso would increase the debt service cost of such U.S. dollar-denominated indebtedness and result in foreign exchange losses. In 2021, approximately 98.0% of MBJA’s and NMIA’s revenues, 60.0% of their operating expenses and 99.0% of their capital expenditures were denominated in U.S. dollars, with the remaining 40.0% of operating expenses and 1.0% of its capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s indebtedness was also denominated in U.S. dollars in 2021. Accordingly, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may also affect our performance through the consolidation of MBJA and NMIA’s financial and operating results.

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

We can provide no assurance that a depreciation or fluctuation of the peso relative to the U.S. dollar will not require us to issue rebates to avoid exceeding our maximum rates or cause us to invoice substantially less than our maximum rate per workload unit, negatively impact our financial results or our performance through the consolidation of MBJA and NMIA’s financial and operating results, or adversely affect the market price of our ADSs. In addition, although most of our operating costs are denominated in pesos, we cannot predict whether our cost of services will increase as a result of the depreciation of the peso or as a result of other factors.

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

We cannot assure that any developments in the U.S. or elsewhere, will not materially and adversely affect us in the future.

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

Elections could lead to political, economic, and social changes beyond our control, which could result in economic or political conditions in Mexico that could materially impact our operations. Any change to the country’s administration may lead to significant changes in laws, public policies, or regulations, may affect the political and economic environment in Mexico, and consequently, may contribute to economic uncertainty and to heightened volatility of the Mexican capital markets and in securities issued by Mexican companies.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of March 16, 2022, called for caution in some areas of Mexico due to increased risk of crime and kidnapping. These travel alerts emphasize the extent of criminal activity in different Mexican states and cities, including recommending against travel in states such as Michoacán, Colima, and Sinaloa in which our Morelia, Manzanillo and Los Mochis airports are located.

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, a new carbon dioxide (“CO2”) market commenced operating in Mexico during 2018. The market will require that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. As of 2015, companies subject to the legislation were required to report their global emissions to the Mexican Emissions Registry (Registro Nacional de Emisiones) every three years. We are subject to this legislation and in 2015 and 2019, we submitted our emissions reports for verification by authorized Verification Units, as required by legislation.

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

If growth remains lower than what is needed for reducing the poverty, the country could continue to be confronted by social issues that predominantly affect youth, such as a high level of crime and violence and high unemployment. The Statistical Institute of Jamaica estimated the unemployment rate in Jamaica at 8.5% in July 2021 as compared to 12.6% in July 2020 and 7.8% in July 2019.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of April 4, 2022, informed of the risks of traveling in Jamaica due to threats to safety and security posed by increased crime, including violent crime, in many areas across Jamaica. The travel alerts emphasize the increase of criminal activity in different areas across Jamaica, including in certain areas in Montego Bay and Kingston, near where our Jamaican airports are located.

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

Our wholly owned Spanish subsidiary, DCA, holds a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize the Montego Bay International Airport in Jamaica for a period of 30 years beginning on April 12, 2003, but includes no extension provision.

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

The following are AMP’s current shareholders:

•

Controladora Mexicana (“CMA”) owns 66.66% of AMP. Controladora Mexicana is a private company 50%-owned by Pal Aeropuertos, S.A. de C.V. (“PAL”) and 50%-owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”), PAL is a Mexican special purpose vehicle owned by Eduardo Sánchez Navarro Redo and Juan Gallardo Thurlow, and PAP is a Mexican special purpose vehicle owned by Laura Diez-Barroso Azcárraga and her spouse, Carlos Laviada Ocejo. On May 5, 2020, Mrs. Diez-Barroso and Mr. Laviada Ocejo transferred to direct family members all of their interest in PAP. On August 18, 2021, Mrs. Laura Diez-Barroso and Mr. Laviada Ocejo reacquired their interest in PAP. See “Item 7. Major Shareholders and Related Party Transactions —Major Shareholders.” Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, which require our strategic shareholder to have, among other characteristics, an “operating” partner and a “Mexican” partner (each a “key partner”), CMA is one of AMP’s two key partners, acting as its designated “Mexican” partner.

•

Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns 33.33% of AMP. Aena Internacional is a wholly owned subsidiary of Aena, S.A. (“Aena”), parent company of the Spanish economic group Grupo AENA. Aena is a listed company with 51% of its shares currently held by E.P.E. Enaire, a Spanish government corporation, and the remaining 49% currently traded on the Spanish stock exchange. Aena operates 46 airports and two heliports in Spain and through its subsidiary Aena Internacional, in addition to its stake in AMP, it owns 100% of the share capital of the concessionaire of 6 airports in the Northeast region of Brazil, 51.0% of London Luton Airport Holding III Limited, a British airport company that owns the airport company concessionaire of the London Luton Airport in the United Kingdom, as well as relevant stakes in two other airports located in Colombia.

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

Upon expiration, the agreement automatically renews for successive five-year terms unless one party provides notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may also terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. The technical assistance agreement with AMP was automatically renewed on August 25, 2019, for five additional years.

The technical assistance fee is equal to the greater of U.S.$4.0 million, adjusted annually for U.S. inflation since August 25, 2000 (measured by the U.S. CPI), or 5% of our annual consolidated income from operations from our Mexican airports (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization, in each case determined in accordance with MFRS). We believe that this structure creates an incentive for AMP to increase our annual consolidated earnings. AMP is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2019, 2020 and 2021, the technical assistance fee, based on our Mexican airports’ income from operations, amounted to Ps.461.6 million, Ps.289.1 million and Ps.526.2 million, respectively. These amounts represented 4.5%, 4.7% and 4.6% of our annual consolidated income from operations (calculated prior to deducting the technical assistance fee, income taxes and depreciation and amortization), respectively.

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

On December 12, 2019, the SCT approved our Master Development Programs for each of our Mexican airports for the five-year period from January 1, 2020, through December 31, 2024. Due to the COVID-19 pandemic, we delayed certain non-obligatory capital investments and during the month of August 2020, we filed a petition for an Extraordinary Review Process of our Master Development Program with the SCT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control,” and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, postponed investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026. Our committed investments decreased by

27% for the 2020-2024 period, after the Extraordinary Review Process.

The table below sets forth our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments allocated for by the airport during that year but not paid for during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our Mexican airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2019, 2020 and 2021, our investments allocated but unpaid totaled Ps.286.4 million, Ps.540.9 million and Ps.1,428.0 million, respectively. The substantial majority of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2019		2020		2021
		(thousands of pesos)
Guadalajara	Ps.	990,610	Ps.	882,798	Ps.	1,953,492
Tijuana		356,236		744,672		1,029,706
Los Cabos		343,284		421,328		767,291
Puerto Vallarta		70,480		212,032		393,132
Guanajuato		69,496		33,177		87,821
Hermosillo		43,671		84,613		62,489
Mexicali		40,465		139,475		42,672
La Paz		76,181		67,979		48,718
Aguascalientes		70,536		49,375		86,220
Morelia		48,261		82,389		35,164
Los Mochis		32,918		38,422		43,263
Manzanillo		31,339		29,908		32,332
Other (1)		53,505		118,481		105,055
Total	Ps.	2,226,982	Ps.	2,904,649	Ps.	4,687,355

(1)	Includes SIAP, CORSA, PCP, ADP and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2019		2020		2021
	(thousands of pesos)
Terminals	Ps.	1,271,197	Ps.	1,758,019	Ps.	3,046,781
Runways and aprons		543,597		609,013		738,628
Machinery and equipment		389,379		507,866		843,724
Other		22,809		29,751		58,222
Total	Ps.	2,226,982	Ps.	2,904,649	Ps.	4,687,355

During 2019, 2020 and 2021, 2.4%, 3.1% and 1.3%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded by long-term debt securities issued on the Mexican capital markets (Certificados Bursátiles de Largo Plazo). We expect to continue funding the most significant portion of our capital expenditures for our Mexican airports in the future with new debt issuances on the Mexican capital markets; however, our ability to incur debt may be restricted by our leverage levels or market conditions. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures in 2021 were allocated to the following types of investments at the majority of our Mexican airports:

•

Terminals. During 2021, we continued the expansion of several of our airports either by expanding and renovating existing airport facilities or by continuing the construction of new terminal buildings, primarily at our Tijuana, Los Cabos, Puerto Vallarta and Guadalajara airports.

•	Runways and aprons. During 2021, we continued renovating and expanding aprons and runways at all of our airports.

•

Machinery and equipment. We invested in machinery and equipment including the latest technology in baggage handlings systems, baggage carousels, anti-return gates, metal detectors, other security-related equipment, passenger walkways, air conditioning equipment, and public information systems. In our Los Cabos airport we completed the installation of a solar panel system within the Fixed Base Operator parking lot.

•

Other. During 2021, we continued with the architectural designs for the construction of the second terminals of our Guadalajara and Puerto Vallarta airports and the refurbishment of the current terminal at the Guadalajara airport, as well as the new hangar area where the existing hangars will be relocated to provide space for the new terminal. In our Guadalajara airport we built a new, 2,500 square meters, aircraft rescue and firefighting facilities.

The following table sets forth our estimated committed investments for each airport for the five-year period from 2020 through 2024 under the new Master Development Programs expressed in thousands of constant pesos as of December 31, 2017, that were initially approved by the SCT on December 12, 2019, and revised on November 30, 2020. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Mexican Airport (2020-2024)(1)

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(thousands of constant pesos as of December 31, 2017) (2)
Guadalajara	Ps.	1,095,712	Ps.	1,148,523	Ps.	1,843,155	Ps.	1,063,267	Ps.	1,180,132	Ps.	6,330,789
Puerto Vallarta		205,956		450,956		660,397		901,625		807,678		3,026,612
Tijuana		796,943		1,465,857		438,001		161,784		118,382		2,980,967
Los Cabos		395,869		496,216		272,952		236,278		177,928		1,579,243
Guanajuato		57,390		88,614		33,273		69,521		53,081		301,879
La Paz		115,819		92,343		40,968		24,129		20,773		294,032
Hermosillo		57,959		93,970		53,066		29,849		56,805		291,649
Aguascalientes		78,883		98,106		53,676		26,339		23,040		280,044
Mexicali		32,385		47,818		46,077		57,672		23,755		207,707
Morelia		32,716		51,576		35,098		50,682		19,510		189,582
Los Mochis		40,426		40,980		11,069		53,338		31,097		176,910
Manzanillo		26,442		48,629		30,177		21,757		15,670		142,674
Total	Ps.	2,936,500	Ps.	4,123,588	Ps.	3,517,909	Ps.	2,696,241	Ps.	2,527,851	Ps.	15,802,088

(1)	Figures as adjusted as a result of the Extraordinary Review Process and announced on November 30, 2020.
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

Acquisition of DCA

On April 20, 2015, we acquired 100% of the shares of DCA for a total of U.S.$192.0 million. We financed 100% of the acquisition of DCA via bridge loans with external sources provided by Scotiabank Inverlat, S.A. (“Scotiabank”) and BBVA Bancomer, S.A. (“BBVA”). The loans were refinanced in March 2022, with maturities in 2026, respectively.

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

DCA also held a 14.77% stake in SCL, the operator of the international terminal in Santiago de Chile until September 30, 2015. Upon expiration of the concession to operate the Santiago de Chile airport, those assets were immediately returned to the Chilean government and the new operator. SCL will remain in existence until its dissolution in accordance with tax regulations in Chile. Due to some legal proceedings still pending, we expect SCL to be liquidated in December 2023.

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

MBJA made capital investmenCts of U.S.$11.7 million, U.S.$9.9 million and U.S.$10.7 million, in 2019, 2020 and 2021, respectively. In 2021, the capital expenditures were allocated to the expansion of the terminal building and the parking lot, modernization of equipment, such as passenger walkways, fire trucks, among others, as well as the installation of a solar photovoltaic power plant. Estimated committed investments in the Capital Development Program from April 2015 through December 2019 were U.S.$37.9 million. In December 2019, the AAJ approved committed investments of U.S.$111.7 million for MBJA’s Capital Development Program for the 2020-2024 period. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020 so that these investments could begin in January 2022. In 2021, MBJA requested a further deferral to execute the Capital Development Program beginning the earlier of January 2023 or the conclusion of discussions with the AAJ. In the past, MBJA’s investment commitments were funded primarily by bank loans and by cash flows from operations, therefore, MBJA also arranged a U.S.$60.0 million credit facility in 2020 with the Bank of Nova Scotia and Bank of Nova Scotia Jamaica Limited, to partly finance these projects. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”

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

At their annual general meeting on December 4, 2019, MBJA’s shareholders approved a dividend payment of U.S. $30.0 million. Accordingly on December 16, 2019, MBJA paid a dividend of approximately U.S.$22.4 million to DCA. No dividends were declared by MBJA’s shareholders in 2020 or in 2021.

PACKAL

On October 10, 2018, PACKAL entered into a concession agreement with AAJ, with which the authority guaranteed to PACKAL the right to refurbish, develop, operate, and maintain NMIA for a period of 25 years, with a possible extension of 5 years, as of October 10, 2019. In accordance with the terms of the concession agreement, we paid U.S.$7.1 million (U.S.$2.1 million to the International Finance Corporation (“IFC”) and U.S.$5.0 million to the AAJ). PACKAL is obliged to pay the AAJ a concession fee of 62.01% of the total aeronautical and commercial revenues. All long-lived assets located in the NMIA are owned by AAJ. Upon the expiration of the term of the concession agreement granted to us, the assets, including all the improvements made to the airport facilities during the term of the concession, will automatically revert in favor of the AAJ. In December 2019, the AAJ approved committed investments of U.S.$101.4 million for PACKAL’s Capital Development Program for the 2020-2024 period. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted PACKAL a deferral on its committed investments for 2020 so that these investments could begin in June 2021. In 2021, the deferral by the AAJ was extended, but some projects, such as the car park upgrade, solar project and incinerator upgrade were commenced. These investments will be funded primarily through subordinated debt.

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

BUSINESS OVERVIEW

Our Operations

We hold concessions to operate 12 international airports in Mexico and two international airports in Jamaica.

Mexican Operations

Our twelve Mexican airports serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations (Puerto Vallarta, Los Cabos, La Paz, and Manzanillo), and a number of mid-sized cities (Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis). Our Mexican airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers, with a population of approximately 32.0 million according to the 2020 national census data from INEGI. All our Mexican airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Our Mexican airports handled 43.6 million, 25.1 million and 39.5 million terminal passengers in 2019, 2020 and 2021 respectively, which we believe places us among the largest private airport operators in the Americas. As of December 31, 2021, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic, according to data published by the SCT. According to the SCT’s figures, our commercial aviation passenger traffic accounted for approximately 27.2%, 31.9% and 30.8% of all arriving and departing commercial aviation passengers in Mexico in 2019, 2020 and 2021, respectively. In 2021, our Mexican airports recorded total revenues of Ps.16.6 billion, of which Ps.13.3 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps.3.3 billion corresponds to the improvements to concession assets.

Our Mexican airports serve several major international routes, including Guadalajara-Los Angeles, which, in 2021, ranked as the fifth busiest international route in Mexico by total number of passengers according to the Federal Civil Aviation Agency. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos, which are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also serve major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2021, according to the Federal Civil Aviation Agency. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and fifth, respectively, among the busiest domestic routes in Mexico in 2021, according to the Federal Civil Aviation Agency.

Principal Mexican Airports by Passenger Traffic (2021)

Total Aviation Passengers
(thousands)
Mexico City (1)	36,056.6
Cancun	22,318.5
Guadalajara*	12,243.0
Tijuana*	9,677.9
Monterrey	8,269.8
Los Cabos*	5,549.6
Puerto Vallarta*	4,120.0
Guanajuato*	2,119.0
Merida	2,079.5
Culiacan	1,970.2

Source: SCT and Company data.

*	Indicates airports operated by us.
(1)	Commercial aviation passengers.

Guadalajara and Tijuana are among Mexico’s most important manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. A maquiladora plant is a manufacturing facility to which mostly raw materials are imported and from which finished products are exported, with the manufacturer paying tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border but have moved further south to access lower labor costs and a larger and more diverse labor pool, and to take greater advantage of certain inputs available from Mexican suppliers. In 2021, our Guadalajara and Tijuana airports were Mexico’s third and fourth busiest airports, respectively, in terms of passenger traffic, according to the SCT. In 2019, 2020 and 2021, our Guadalajara and Tijuana airports together represented approximately 54.5%, 57.6% and 55.5% of our Mexican airports’ terminal passenger traffic and 51.4%, 54.3% and 53.0% of our Mexican airports’ total revenues (in 2019, 2020 and 2021 they represented 49.3%, 51.7% and 48.5% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top fifteen countries worldwide in terms of foreign visitors, according to the Mexican Ministry of Tourism. As a result of the Covid-19 pandemic, the tourism industry world-wide was severely affected during 2020 with the Mexican Ministry of Tourism reporting approximately 24.3 million international tourists. In 2021, Mexico ranked second with approximately 31.9 million international tourists, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural sites, which are served by numerous hotels and resorts. Four of our airports, the Los Cabos, Puerto Vallarta, La Paz, and Manzanillo airports, serve popular Mexican tourist destinations. Of these tourist destinations, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos constituting Mexico’s third most popular international tourist destination and Puerto Vallarta the fourth, in terms of visitors in 2021, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). The Los Cabos and Puerto Vallarta airports served 5.5 million and 4.1 million terminal passengers, respectively, in 2021 (3.1 million and 2.5 million terminal passengers, respectively, in 2020). In 2019, 2020 and 2021 our Los Cabos and Puerto Vallarta airports together represented 24.5%, 20.1% and 24.5% of our Mexican airports’ terminal passengers and 30.0%, 28.3% and 32.4% of our Mexican airports’ total revenues (31.5%, 30.3% and 34.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals, where specialized, full-service operations are offered to general aviation aircraft, including refueling, cleaning, and catering.

The remaining six Mexican airports in our group serve mid-sized cities—Hermosillo, Leon, Morelia, Aguascalientes, Mexicali, and Los Mochis—with diverse economic activities. These cities are industrial centers (Hermosillo, Leon, Aguascalientes, and Mexicali) and/or serve as the hubs for important agricultural regions (Leon, Morelia and Los Mochis). In 2019, 2020 and 2021, these six airports serving mid-sized cities accounted for approximately 18.3%, 17.5% and 20.1% of our Mexican airports’ terminal passenger traffic and 15.7%, 17.4% and 15.4% of our Mexican airports’ total revenues (16.7%, 18.0% and 17.2% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Of these six airports, Guanajuato has the greatest passenger traffic volume. In 2019, 2020 and 2021, Guanajuato accounted for approximately 6.3%, 5.5% and 5.4% of our Mexican airports’ terminal passenger traffic and 5.8%, 4.8% and 4.2% of our Mexican airports’ total revenues (6.4%, 5.5% and 5.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).
Jamaican Operations

Our Montego Bay airport is a full-service international passenger airport, with additional FBO and cargo operations driven by agricultural exports from the island, serving as the primary gateway for international air travel to Jamaica, a major international tourist destination and growing tourism market. In 2021, it was the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. Located in the town of Montego Bay, which is in the geographical center of the tourist corridor between the coastal resort areas of Negril and Ocho Rios where, according to the Jamaican Tourist Board, 88.0% of the island’s hotel capacity is located, the Montego Bay airport facilitates the transit of more than 70.0% of the tourists arriving on the island. In 2021, 2.6 million terminal passengers travelled through the Montego Bay airport, a 60.3% increase over the previous year, of which 100.0% were international passengers. Of the total passengers in 2021, 91.1% came from the United States, 3.9% came from Canada, 4.1% came from Europe and 0.9% from other countries.

In 2019, 2020 and 2021 respectively, the Montego Bay airport served 4.7 million, 1.6 million and 2.6 million terminal passengers. During 2019, MBJA’s total revenues amounted to Ps.2.2 billion, of which Ps.1.5 billion were from aeronautical revenues, Ps.585.3 million were from non-aeronautical revenues and Ps.136.3 million correspond to improvements to concession assets. During 2020, MBJA’s total revenues amounted to Ps.1.1 billion, of which Ps.695.8 million were from aeronautical revenues, Ps.327.2 million were from non-aeronautical revenues and Ps.138.8 million correspond to improvements to concession assets. During 2021, MBJA’s total revenues amounted to Ps.1.6 billion, of which Ps.1.0 billion were from aeronautical revenues, Ps.454.5 million were from non-aeronautical revenues and Ps.93.2 million correspond to improvements to concession assets.

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

On October 10, 2018, we signed a concession agreement with the government of Jamaica for the operation, modernization, and expansion of NMIA for a period of 25 years. We began operating and managing NMIA in the last quarter of 2019. During 2020, NMIA’s total revenues amounted to Ps.534.5 million, of which Ps.354.4 million were from aeronautical revenues, Ps.128.7 million were from non-aeronautical revenues and Ps.51.4 million correspond to improvements to concession assets. During 2021, NMIA’s total revenues amounted to Ps.649.7 million, of which Ps.500.0 million were from aeronautical revenues and Ps.149.7 million were from non-aeronautical revenues.

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

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. In 2019, 2020 and 2021, aeronautical services revenues represented approximately 65.0%, 60.9% and 63.0%, respectively, of our total revenues (in 2019, 2020 and 2021 aeronautical services represented 73.7%, 74.7% and 76.6%, respectively, of the sum of aeronautical and non-aeronautical revenues). Our aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport and the time of day the aircraft operates at the airport.

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

Under passenger charges collection agreements negotiated with our airline customers, airlines requesting payment period extensions are obligated to: (i) reimburse passenger charges collected on behalf of our airports during a period no greater than 60 days after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, it must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than seven days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office and passenger charges. During 2019, 2020 and 2021, under the passenger charges collection agreements, we received payments within an average period of 54, 67 and 62 days, respectively.

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

At our Mexican airports in 2019, 2020 and 2021, passenger charges represented approximately 85.5% (domestic passenger charges represented 46.7% and international passenger charges represented 38.9%), 86.6% (domestic passenger charges represented 47.4% and international passenger charges represented 39.2%) and 86.9% (domestic passenger charges represented 45.7% and international passenger charges represented 41.2%), respectively, of our aeronautical services revenues and approximately 55.1% (domestic passenger charges represented 30.1% and international passenger charges represented 25.0%), 52.6% (domestic passenger charges represented 28.8% and international passenger charges represented 29.6%) and 68.3% (domestic passenger charges represented 36.0% and international passenger charges represented 32.4%), respectively, of our total revenues.

In 2019, 2020 and 2021 passenger charges represented approximately 63.2% (domestic passenger charges represented 34.5% and international passenger charges represented 28.7%), 65.5% (domestic passenger charges represented 35.9% and international passenger charges represented 29.6%) and 68.3% (domestic passenger charges represented 36.0% and international passenger charges represented 32.4%), respectively, of the sum of aeronautical and non-aeronautical revenues.

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

In 2019, 2020 and 2021, passenger charges represented 60.9%, 62.5% and 63.9%, respectively, of MBJA’s aeronautical revenues and 43.9%, 42.5% and 44.0%, respectively, of MBJA’s total revenues.

From October 10, 2019, through December 31, 2019, passenger charges represented 42.3% of NMIA’s aeronautical revenues and 33.3% of NMIA’s total revenues. In 2020 and 2021, passenger charges represented 49.2% and 54.2%, respectively, of NMIA’s aeronautical revenues and 30.1% and 35.8%, respectively, of NMIA’s total revenues.

Aircraft Landing Charges

Aircraft Landing Charges in Mexico

In Mexico, we collect landing charges from carriers for their use of our runways, illumination systems on the runways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), time of the landing, origin of the flight and nationality of the airline or client.

In 2019, 2020 and 2021, aircraft landing charges represented approximately 7.9%, 6.7% and 7.4%, respectively, of our Mexican airports’ aeronautical revenues and 5.1%, 4.1% and 4.7%, respectively, of our Mexican airports’ total revenues (in 2019, 2020 and 2021, aircraft landing charges represented 5.9%, 5.2% and 5.8%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

In Jamaica, MBJA and NMIA collect landing charges from aircraft operators for landing at the airport. These landing charges are included in the list of charges regulated by the JCAA. Landing charges are paid by each aircraft operator based on each landing aircraft’s maximum takeoff weight and the origin, destination and purpose of the flight.

In 2019, 2020 and 2021, aircraft landing charges represented 9.8%, 11.0% and 10.4%, respectively, of MBJA’s aeronautical revenues and 6.6%, 7.5% and 7.2%, respectively, of MBJA’s total revenues.

From October 10, 2019, through December 31, 2019, aircraft landing charges represented 11.1% of NMIA’s aeronautical revenues and 8.8% of NMIA’s total revenues. In 2020 and 2021, aircraft landing charges represented 16.1% and 11.6%, respectively, of NMIA’s aeronautical revenues and 9.9% and 7.6%, respectively, of NMIA’s total revenues.

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

During 2019, 2020 and 2021 these charges represented 1.8%, 1.7% and 2.0%, respectively, of our Mexican airports’ aeronautical revenues and 1.2%, 1.1% and 1.6%, respectively, of our Mexican airports’ total revenues (in 2019, 2020 and 2021 aircraft parking charges represented 1.4%, 1.5% and 1.3%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

In 2019, 2020 and 2021, aircraft parking charges represented 0.1%, 0.1% and 0.1%, respectively, of MBJA’s aeronautical revenues and 0.1%, 0.1% and 0.0%, respectively, of MBJA’s total revenues.

From October 10, 2019, through December 31, 2019, aircraft parking charges represented 6.6% of NMIA’s aeronautical revenues and 5.2% of NMIA’s total revenues. In 2020 and 2021, aircraft parking charges represented 0.5% and 0.3%, respectively, of NMIA’s aeronautical revenues and 0.3% and 0.2%, respectively, of NMIA’s total revenues.

Airport Security Charges

Airport Security Charges in Mexico

In Mexico, we also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (other than diplomats, infants, and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. We provide airport security services at our airports directly.

The AFAC and the Ministry of Public Security (Secretaría de Seguridad Pública) periodically issue guidelines for airport security in Mexico. Regulations issued by the AFAC in 2011 established rules and procedures for the inspection of carry-on baggage. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Non-Aeronautical Services – Recovery of Costs from Checked Baggage Screening at our Mexican Airports” in this section. To fulfill these requirements, we improved our security by providing new training and operating procedures, adding new equipment and security personnel, most of them from third-party providers, in addition to increasing our coordination with other airports and airlines. However, as security is a primary concern in our industry, the possibility of new threats may require frequent updates to the security measures at our airports.

In 2019, 2020 and 2021, these charges represented approximately 1.2%, 0.8% and 1.0%, respectively, of our Mexican airports’ aeronautical services revenues and approximately 0.8%, 0.5% and 0.8%, respectively, of our Mexican airports’ total revenues. In 2019, 2020 and 2021, security charges represented 0.9%, 0.6% and 0.6%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

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

In 2019, 2020 and 2021, airport security charges represented 7.9%, 6.9% and 7.0%, respectively, of MBJA’s aeronautical revenues and 5.4%, 4.7% and 4.8%, respectively, of MBJA’s total revenues.

From October 10, 2019, through December 31, 2019, airport security charges represented 23.7% of NMIA’s aeronautical revenues and 18.7% of NMIA’s total revenues. In 2020 and 2021, airport security charges represented 27.6% and 30.0%, respectively, of NMIA’s aeronautical revenues and 16.9% and 20.0%, respectively, of NMIA’s total revenues.

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

Passenger walkways are only available at our Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato, and Hermosillo airports. The operation of our passenger walkways and our airport buses is conducted by an independent third party, which also maintains relationships with the airlines for their use of this equipment. Therefore, we receive only recovery of cost revenues associated with the energy usage of the walkways and a per-unit fee for the use of the walkways and airport buses.

During 2019, passenger walkway and airport bus revenues equaled Ps.5.7 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2020, passenger walkway and airport bus revenues equaled Ps.3.3 million, or 0.3% of our Mexican airports’ total revenues (0.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2021, passenger walkway and airport bus revenues equaled Ps.7.5 million, or 0.05% of our Mexican airports’ total revenues (0.07% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger Walkway Charges in Jamaica

At MBJA, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway or loading bridge, which are included in the list of charges regulated by the JCAA. Each airline is billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter.

In 2019, 2020 and 2021 passenger walkway charges represented 2.6%, 2.8% and 2.7%, respectively, of MBJA’s aeronautical revenues and 1.7%, 1.9% and 1.9%, respectively, of MBJA’s total revenues.

NMIA does not assess passenger walkway charges.

Leasing of Space to Airlines

Leasing of Space to Airlines in Mexico

In addition, we receive regulated revenues from leasing space in our Mexican airports to airlines as needed for their operations, such as the leasing of ticket counters, monitors and back offices.

In 2019, 2020 and 2021, leasing of space to airlines represented approximately 1.7%, 1.5% and 1.4%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.1%, 0.7% and 0.9%, respectively, of our Mexican airports’ total revenues (in 2019, 2020 and 2021 revenues from leasing of space to airlines represented 1.3%, 1.1% and 1.1%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares), or “ASA” a corporation owned by the federal government, maintains an exclusive contract to sell fuel at all of our Mexican airports, and we charge the agency a nominal access fee. ASA, in turn, is required to purchase all of its fuel from Petróleos Mexicanos (“Pemex”), a decentralized public entity of the Mexican federal government. In the event that the Mexican government privatizes fuel supply activities in the future, the terms of our Mexican concessions provide that it will do so through a competitive bidding process.

We currently maintain contracts with 45 companies that provide the majority of these complementary services at our twelve Mexican airports. In 2019, 2020 and 2021 revenues from complementary service fees represented approximately 1.8%, 1.7% and 1.3%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.1%, 1.1% and 0.8%, respectively of our Mexican airports’ total revenues (in 2019, 2020 and 2021, revenues from complementary service fees represented 1.3%, 1.3% and 1.0%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

In 2019, 2020 and 2021 revenues from complementary service fees represented 18.7%, 16.7% and 15.9%, respectively, of MBJA’s aeronautical revenues and 12.7%, 11.4% and 10.9%, respectively, of MBJA’s total revenues.

From October 10, 2019 through December 31, 2019, complementary services represented 9.2% of NMIA’s aeronautical revenues and 7.3% of NMIA’s total revenues. In 2020 and 2021, revenues from complementary service fees represented 18.7% and 10.5%, respectively, of NMIA’s aeronautical revenues and 11.5% and 7.0%, respectively, of NMIA’s total revenues.

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

In 2019, 2020 and 2021, our Mexican airports handled approximately 214.6 thousand, 213.8 thousand and 257.3 thousand metric tons of cargo, respectively. Guadalajara International Airport represents the most significant portion of our cargo volume, accounting for approximately 75.1%, 77.7% and 76.7% of the cargo handled by our Mexican airports in 2019, 2020 and 2021, respectively.

Cargo Handling in Jamaica

The majority of cargo in our Jamaican airports is belly cargo, or cargo carried on passenger aircraft; there are only two dedicated cargo carriers at the airports, both of which use small aircraft. There are no significant revenues from cargo handling at either our Montego Bay airport or our Kingston airport.

In 2019, 2020 and 2021 the Montego Bay airport handled approximately 7.2 thousand, 3.9 thousand and 4.4 thousand metric tons of cargo, respectively.

From October 10, 2019, through December 31, 2019, NMIA handled 2.4 thousand metric tons of cargo. In 2020 and 2021, NMIA handled approximately 11.2 thousand and 12.9 thousand metric tons of cargo, respectively.

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

Non-Aeronautical Services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services. The contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services was 26.3% in 2019, 25.3% in 2020 and 22.3% in 2021. We estimate that this contribution will increase as we continue to focus on growing these revenues. Our revenues from non-aeronautical services are principally derived from commercial activities.

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

During 2020 and 2021, we worked closely with our business partners to develop new sales strategies for our terminals in order to maintain our commercial revenues in light of changes to our passengers’ consumer behavior due to the COVID-19 pandemic. For instance, we developed a web application to provide our passengers with food and beverage delivery service and no contact parking payment options. These services will be provided beginning in 2022 at some of our airports. Furthermore, we established a minimal annual guarantees discount program for our tenants. This allowed us to balance our commercial offer in order to maintain low tenant turnover.

Simultaneously, we continue to expand the number of businesses operated directly by us, including the conversion from static to digital signage for advertising and resuming the direct operation of our Aeromarket convenience stores at certain of our airports. For the medium-term, we have developed projects for a hotel at our Guadalajara (currently under construction) and Tijuana airports. The hotels will be owned by us but operated by an international brand. We have also completed the remodeling and image unification process, including a loyalty program, for our VIP Lounges.

None of our revenues from non-aeronautical services are regulated under the Mexican price regulation system. In Jamaica, all of our Jamaican airport revenues from non-aeronautical services are unregulated except for revenues from car parking facilities.

Revenues from Commercial Activities

Leading privatized airports generally generate an important portion of their revenues from commercial activities. An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport. Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers, who tend to spend greater amounts at our airports, particularly on duty-free items. As a result of the COVID-19 pandemic, we believe certain of our passengers’ consumer habits have changed permanently in some respects. Consequently, the passenger experience has become more relevant to generating commercial revenue at our airports.

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

•

Retail stores. Revenues that we derive from the leasing of space in our terminals to retail stores such as: souvenirs and gift shops, fashion and footwear stores, pharmacies, jewelry, electronics, cosmetics, etc., including brands such as: Sunglass Hut, Clinique, MAC, Marisa, El Market Mexico, Mobo, The Body Shop, Pineda Covalin, New Era, Xocodiva, and Check Pharmacy among others. In recent years, we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our principal airports.

•

Food and beverage services. Revenues that we derive from the leasing of space in our terminals to food and beverage services such as: casual dining, coffee shops, fast food and grab&go with brands such as: Starbucks, Chili’s, Fly By Wings, STK, Subway, Sbarro, Carl’s Jr, Bubba Gump, Johnny Rockets, Famous Famiglia, Star Island Cafe, Panda Express and Domino’s Pizza, among others. During 2021, food and beverage services revenues became an important business line due to the 65.8% increase in revenues as compared to 2020.

•

Car rentals. Revenues that we derive from the leasing of space in our terminals to car rental services such as lots, parking spots and car rental reservation booths. In 2021, we solicited bids for car rental businesses at our Tijuana, Los Mochis and Los Cabos airports. Car rental bids for our Aguascalientes, Hermosillo, Tijuana and La Paz airports are expected to be conducted in 2022. Among our expansion projects is the allocation of spaces within our parking areas for use by the car rental companies. This expansion will allow us to increase the exclusive services provided to the users of our car rental tenants.

•	Timeshare marketing and sales. We receive revenues from timeshare developers to whom we rent space in our Mexican airports for the purpose of marketing and sales of timeshare units.
•

Duty-free stores. We currently have duty-free stores at five of our 12 Mexican airports (Los Cabos, Puerto Vallarta, Guanajuato, Guadalajara and Tijuana) and at our Montego Bay and Kingston airports, these are the airports where we have a greater number of international passengers. All of the duty-free stores located in our airports are now operated on leases under which rent is structured primarily as a royalty based on tenants’ revenues, subject to minimum fixed amounts related to square footage. Because the duty-free stores are located at the entrance to the airport’s commercial area, our strategy with regards to the duty-free stores is to allow passengers to quickly and easily find desired products and complete their purchase with a high level of service that encourages passengers to shop more.

•

Communications. We have consolidated all telephone and internet service at our Mexican airports with one provider. We charge the provider a fixed monthly rent in exchange for allowing the provider to install their communications infrastructure in our airports. In Jamaica, two communication companies, Digicel and Flow, provide cellular and fixed line telephone services at our airports. Fixed line telephone services have reached maturity and are now starting to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas in order to improve the level of service offered to our passengers. All of our airports offer wireless internet service. Beginning in 2019, we began directly offering the Wi-Fi service for our passengers which has since allowed us to begin selling advertising through our wireless internet as of 2020.

•

Financial services. In recent years, we have expanded and modernized the spaces we lease to financial services providers, such as currency exchange bureaus. Additionally, we improved our contracts with Globo Cambio, our principal financial services provider.

•

Ground transportation. Under applicable Mexican law, our revenues from providers of ground transportation services deemed “non-permanent,” such as access fees charged to charter buses, are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. In Jamaica, MBJA receives revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on the Montego Bay airport’s premises. Ground transportation operators pay monthly fees for each vehicle operated on the airport’s premises and for any commercial space used in the airport. Ground transportation access fees charged to taxis and buses are not regulated and are set by MBJA. During 2021, several restricted area access contracts were negotiated with companies such as: Estafeta, TUM Logistics, Able Cargo Transportation, among others.

We currently operate the following commercial lines directly:

•

Parking facilities. We directly operate the car parking facilities at all of our airports. Our main car parking facilities are at our Guadalajara and Tijuana airports. Revenues from parking facilities are directly correlated to passenger traffic at our airports. Currently, in Mexico, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking at certain airports. In Jamaica, car parking facility fees are set by the MTM, however, MBJA has lobbied and continues to press the Jamaican Government to allow car parking fees to be freely set at commercial rates. In recent years, we have invested in the expansion of our parking facilities at several of our airports including our Guanajuato, Mexicali, Guadalajara and Tijuana airports.

•

Advertising. We directly operate the advertising at all of our Mexican airports. Domestic and international traffic in our Mexican airports makes third-party investment in advertising media attractive. During 2021, we continued converting to digital advertising at some of our airports, including our Aguascalientes, Guanajuato, Hermosillo, La Paz and Mexicali airports. During 2021, we also began directly operating advertising at the Montego Bay airport. During 2021, revenues from advertising decreased 39.4% as compared to 2020, as a result of the reduction in advertising budgets for the companies that advertise with us as a result of the continued effect of the COVID-19 pandemic.

•

VIP Lounges. As of the end of 2021, we operated 12 VIP Lounges in 9 Mexican airports: one in our Guadalajara airport, two in our Los Cabos airport (Terminal 1 and Terminal 2), three in our Puerto Vallarta airport (domestic, international and arrivals), and one in each of our Aguascalientes, Guanajuato, Hermosillo, La Paz, Tijuana and Mexicali airports. In 2021, we hosted over 650,000 users in our VIP lounges at our Mexican airports, an increase of 84.2% from 2020. During 2022, we will be remodeling our International VIP Lounge at the Guadalajara airport and will begin operations of a second VIP Lounge at the Tijuana airport. During 2021, we worked on improving the branding and image of our VIP Lounges, and we instituted operational improvements that include a new supply management system and the creation of new storage space in some of our terminals. We have also launched our own loyalty program, VIP PASSPORT, through which we will offer a new experience for access to the VIP Lounges. In our Montego Bay airport, a third party operates the sole common use lounge in the arrivals and departures areas, and there are five lounges operated by hotels in the arrivals area. In our Kingston airport, a third party operates the VIP Lounge. In 2021, the contract for our Montego Bay airport lounges was renewed under more favorable economic terms and includes an operational improvement agreement.

•

Convenience stores. In April 2012, we began operating certain airport convenience stores directly. Due to strong performance, we opened a total of 21 convenience stores across our Mexican airports. In October 2016, we franchised 14 of our Aeromarket stores to a third-party. During 2021, however, we recovered 5 convenience stores at our Hermosillo, La Paz and Morelia airports. During 2022, we anticipate recovering 5 additional stores, 3 at the Guadalajara airport and 2 at the Los Cabos airport. As of December 31, 2021, we operated 20 convenience stores and 56 vending machines across our Mexican airports. During the third quarter 2022, we anticipate opening two new convenience stores at the Tijuana and Los Cabos airports. During 2021, we worked on instituting new operational improvements, including a new stock management system and the creation of new storage space in some of our terminals.

•

FBO. Despite of the pandemic, our FBO’s operations in 2021 increased 16.5% compared to 2020. In our Los Cabos airport, we began remodeling the FBO building in order to increase the convenience for our users. We also began operating our own brand for ground handling and flight support, Primesky.

Domestic Passengers in Mexico

Domestic passengers represented approximately 63.9%, 66.9% and 65.3% of our Mexico terminal passenger traffic in 2019, 2020 and 2021, respectively (CBX users at our Tijuana airport were considered international passengers). In addition, we estimate that a significant minority of our international passengers in Mexico are Mexicans traveling to or from the United States. Based on surveys and studies conducted at our airports to better understand the consumption habits of our passengers, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers do. In order to increase consumer spending, we have been increasing the brand recognition of commercial spaces and the products they offer, which, based on the surveys and studies we have conducted, we believe is likely to contribute to increased consumption among our domestic passengers and our Mexican international passengers. Partly as a result of the implementation of these strategies, consumer spending per passenger in our Mexican airports increased by 10.7% during 2019 as compared to 2018. During 2020, despite the COVID-19 pandemic, consumer spending per passenger in our Mexican airports increased 11.8% as compared to 2019. During 2021, consumer spending per passenger in our Mexican airports increased 9.1% as compared to 2019.

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

Today eleven of our twelve Mexican airports employ baggage screening equipment and an explosives trace detector system is used in our Los Mochis airport. As of December 31, 2021, we have signed agreements to operate the baggage screening equipment with every airline customer, and 99.3% of the passengers travelling through our Mexican airports were using the baggage screening system.

We incur ongoing expenses to maintain and operate this equipment, which we currently recover from our airline customers. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

Recent Expansion and Development of Commercial Areas

We believe that leading privatized airports typically generate approximately 20% to 30% of total revenues from commercial activities. In 2019, 2020 and 2021, revenues from non-aeronautical services in our airports accounted for 26.3%, 25.3% and 23.4% of our total revenues, respectively. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities in our airports by:

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

We have also continued improving our lease arrangements with existing tenants through the usage of royalty-based lease contracts, whereby lease amounts are based on tenants’ revenues, subject to minimum fixed amounts related to the square footage. We estimate that approximately 90.4% of current commercial revenues could be arranged as royalty-based contracts based on the nature of our tenants’ operations. Approximately 98.5% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

•	New project development:

In 2016, we hired a leading consultant in the hospitality industry to develop proposals for a mixed-use development at our Guadalajara airport. In order to maximize profitability and based on the resulting market study, we plan to develop a 180-room select-service hotel operated by a third party under a fee agreement. In October 2017, our Board of Directors approved the creation of a new subsidiary, ADP, responsible for the construction and operation of the hotel, corporate offices and commercial spaces for rent at the Guadalajara airport. With the operation of these facilities at the Guadalajara airport, we will be able to dedicate an additional 549 square meters for retail and other complementary services and 1,564 square meters for food and beverage to increase our commercial revenues. Construction of the project began in 2021, and we estimate that operations in the new space will begin in the fourth quarter of 2023.

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

Marketing Activities

We focus our marketing activities, with respect to aeronautical services, on participation in business conferences organized by public organizations, such as the International Air Transport Association, and private organizations, such as the annual “Routes Americas” and “World Routes” conferences organized by United Business Media. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. Additionally, we go through several one-on-one meetings with domestic and international airlines to further discuss specific route opportunities as well as route performance. During 2021, a total of 37 new routes were opened to and from our airports (as compared to 23 new routes during 2020 and 45 during 2019), many of which originated from air service development work during the past decade. The work performed by our commercial department is complemented by several different airline marketing consultants, who provide us with market intelligence and databases in order to better execute our network expansion strategy.

Our Mexican Airports

In 2021, our Mexican airports served a total of approximately 39.5 million terminal passengers. In 2021, our two principal airports that serve important metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 55.5% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, together accounted for approximately 24.5% of our Mexican airports’ total terminal passenger traffic in 2021. Guanajuato International Airport, which is our largest airport serving a mid-sized city, accounted for approximately 5.4% of our Mexican airports’ total terminal passenger traffic in 2021.

All of our Mexican airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2019		2020		2021
		(thousands of pesos)
Guadalajara	Ps.	3,917,062	Ps.	2,695,364	Ps.	4,079,672
Tijuana		2,022,396		1,527,606		2,376,156
Los Cabos		2,152,170		1,431,961		2,842,667
Puerto Vallarta		1,639,309		1,042,866		1,726,000
Guanajuato		764,976		452,459		702,379
Hermosillo		435,076		269,260		411,628
Mexicali		261,502		171,652		270,626
Morelia		210,665		206,285		318,369
La Paz		246,322		150,579		245,240
Aguascalientes		236,386		125,739		206,437
Los Mochis		98,793		59,031		96,615
Manzanillo		50,126		30,934		44,781
Total	Ps.	12,034,783	Ps.	8,163,736	Ps.	13,320,570

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2019			2020			2021
	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total
Total Passengers:
Guadalajara	14,846,329	15,480	14,861,809	8,125,606	13,018	8,138,624	12,242,986	17,001	12,259,987
Tijuana	8,925,873	47,325	8,973,198	6,316,623	2,121	6,318,744	9,667,921	3,776	9,671,697
Los Cabos	5,609,122	3,901	5,613,023	3,064,160	3,212	3,067,372	5,549,570	8,458	5,558,028
Puerto Vallarta	5,051,855	6,335	5,058,190	2,536,120	2,506	2,538,626	4,119,967	2,587	4,122,554
Guanajuato	2,755,807	12,156	2,767,963	1,387,711	3,406	1,391,117	2,118,974	8,711	2,127,685
Hermosillo	1,874,059	19,836	1,893,895	984,225	19,541	1,003,766	1,559,923	27,590	1,587,513
Mexicali	1,198,808	4,357	1,203,165	693,214	3,173	696,387	1,094,029	4,467	1,098,496
Morelia	897,754	3,728	901,482	631,323	2,790	634,113	947,076	2,536	949,612
La Paz	1,008,136	2,307	1,010,443	573,137	1,431	574,568	920,040	4,088	924,128
Aguascalientes	858,433	1,127	859,560	475,562	630	476,192	793,394	3,128	796,522
Los Mochis	391,300	9,416	400,716	213,647	6,345	219,992	367,696	7,148	374,844
Manzanillo	174,718	392	175,110	86,247	350	86,597	133,300	343	133,643
Total	43,592,194	126,360	43,718,554	25,087,575	58,523	25,146,098	39,514,876	89,833	39,604,709

(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2019			2020			2021
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	5,199,715	2,271,994	7,471,709	2,857,244	1,216,066	4,073,310	4,231,825	1,949,282	6,181,107
Tijuana	3,025,408	1,357,161	4,382,569	2,320,083	831,615	3,151,698	3,391,209	1,357,422	4,748,631
Los Cabos	937,323	1,869,708	2,807,031	607,422	939,310	1,546,732	989,969	1,781,499	2,771,468
Puerto Vallarta	891,549	1,643,729	2,535,278	470,965	823,448	1,294,413	911,770	1,135,787	2,047,557
Guanajuato	1,015,691	372,192	1,387,883	517,353	180,202	697,555	732,913	334,413	1,067,326
Hermosillo	879,749	48,247	927,996	454,788	32,137	486,925	695,338	76,814	772,152
Mexicali	579,307	6,067	585,374	336,291	1,874	338,165	497,675	5,077	502,752
Morelia	233,450	218,408	451,858	192,197	122,631	314,828	274,415	205,672	480,087
La Paz	497,589	11,462	509,051	282,536	5,278	287,814	451,421	13,098	464,519
Aguascalientes	303,023	126,612	429,635	173,290	64,007	237,297	281,435	116,081	397,516
Los Mochis	191,012	6,584	197,596	105,911	2,151	108,062	179,376	8,792	188,168
Manzanillo	40,931	45,562	86,493	21,323	22,962	44,285	39,472	25,678	65,150
Total	13,794,747	7,977,726	21,772,473	8,339,403	4,241,681	12,581,084	12,676,818	7,009,615	19,686,433

	Year Ended December 31,
	2019			2020			2021
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	5,296,110	2,078,510	7,374,620	2,910,834	1,141,462	4,052,296	4,308,423	1,753,456	6,061,879
Tijuana	2,954,316	1,588,988	4,543,304	2,344,275	820,650	3,164,925	3,500,110	1,429,180	4,929,290
Los Cabos	978,406	1,823,685	2,802,091	607,837	909,591	1,517,428	1,030,399	1,747,703	2,778,102
Puerto Vallarta	947,766	1,568,811	2,516,577	480,571	761,136	1,241,707	936,684	1,135,726	2,072,410
Guanajuato	1,041,187	326,737	1,367,924	534,113	156,043	690,156	754,185	297,463	1,051,648
Hermosillo	924,069	21,994	946,063	484,609	12,691	497,300	762,514	25,257	787,771
Mexicali	612,589	845	613,434	354,610	439	355,049	590,741	536	591,277
Morelia	245,372	200,524	445,896	195,120	121,375	316,495	266,538	200,451	466,989
La Paz	497,795	1,290	499,085	284,012	1,311	285,323	450,359	5,162	455,521
Aguascalientes	332,207	96,591	428,798	182,752	55,513	238,265	301,399	94,479	395,878
Los Mochis	193,362	342	193,704	105,308	277	105,585	178,925	603	179,528
Manzanillo	54,413	33,812	88,225	27,815	14,147	41,962	47,317	20,833	68,150
Total	14,077,592	7,742,129	21,819,721	8,511,856	3,994,635	12,506,491	13,127,594	6,710,849	19,838,443

The following table shows the passengers who used the CBX facilities to travel from the United States to Mexico and vice versa, who are reported as international passengers in the Tijuana airport.

	Year ended December 31,
	2019	2020	2021
CBX/Tijuana	1,319,275	819,352	1,326,384
Tijuana/CBX	1,578,628	886,394	1,427,905
Total	2,897,903	1,705,746	2,754,289

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2021:

Capacity by Mexican Airport in 2021

	Peak air traffic movements per hour (1)	Runway capacity (2)
Guadalajara	50	39
Tijuana	27	36
Los Cabos	52	42
Puerto Vallarta	46	38
Hermosillo	21	33
Guanajuato	15	18
La Paz	13	14
Mexicali	11	14
Aguascalientes	10	14
Morelia	10	13
Los Mochis	12	16
Manzanillo	8	17

(1)	Represents the greatest number of air traffic movements in a single hour during the year. Includes commercial and general aviation operations (demand).
(2)	Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport (1)

	For the year ended December 31,
	2019	2020	2021
Guadalajara	179,689	123,650	149,487
Tijuana	69,626	60,249	78,407
Los Cabos	51,718	38,742	64,343
Puerto Vallarta	56,526	41,044	59,929
Guanajuato	37,346	20,903	29,026
Hermosillo	40,221	29,981	36,480
Mexicali	11,793	8,315	11,100
Morelia	13,771	9,660	12,334
La Paz	17,436	13,051	19,266
Aguascalientes	16,433	10,008	13,925
Los Mochis	10,991	7,847	9,872
Manzanillo	5,435	4,275	5,169
Total	510,985	367,725	489,338

(1)	Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2019	2020	2021
Guadalajara	82.62	65.71	81.90
Tijuana	128.20	104.84	123.43
Los Cabos	108.46	79.09	86.25
Puerto Vallarta	89.37	61.79	68.75
Guanajuato	73.79	66.39	73.00
Hermosillo	46.59	32.83	42.76
Mexicali	101.65	83.37	98.56
Morelia	65.19	65.35	76.79
La Paz	57.82	43.92	47.75
Aguascalientes	52.24	47.52	56.98
Los Mochis	35.60	27.23	37.25
Manzanillo	32.15	20.17	25.79
Average	85.31	68.22	80.77

(1)	Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2019	2020	2021
Commercial aviation	381,065	257,135	364,208
Charter aviation	20,281	18,154	23,895
General aviation and other	109,639	92,436	101,235
Total	510,985	367,725	489,338

(1)	Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues.

In 2021, Guadalajara International Airport was the third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2021, it served 12.2 million terminal passengers, accounting for approximately 31.0% of our Mexican airports’ terminal passenger traffic. During 2021, approximately 69.8% of the terminal passengers served were domestic passengers and 30.2% were international passengers. Of the airport’s international passengers, we estimate that a significant portion is comprised of Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 5.3 million inhabitants. Guadalajara is Mexico’s second largest city in terms of population and is the capital of the state of Jalisco, the country’s second largest state in terms of population. As a major hub for the Mexican national highway system, the city of Guadalajara is an important center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is an important agricultural producer, making Guadalajara an important center for agricultural commerce. The state is an important contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

A total of 12 airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus and Aeromexico Group. The main non-Mexican airlines operating at the airport are American, United, Alaska and Delta. Airlines operating at the airport reach 57 destinations. Of these destinations, Mexico City, Tijuana, Cancun and Los Angeles are the most popular.

Guadalajara International Airport operates 24 hours daily. The airport has two operating runways, one with a length of 4,005 meters and a full parallel taxiway and the other with a length of 1,800 meters, with a threshold displacement of 300 meters at the runway, which permits a landing distance of 1,500 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (“ILS”) that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 73,000 square meters, as well as parking facilities consisting of an additional 68,000 square meters. The general aviation building has an additional 975 square meters. The commercial terminal has 31 gates and 37 remote boarding positions. Of the international gates, four have air bridges, and of the domestic gates, eight have air bridges. In 2021, approximately 197.2 thousand metric tons of cargo were transported through the airport.

In 2021, we began a multi-year air-side infrastructure expansion which includes the construction of a second runway and corresponding taxiways. This expansion will increase our runway capacity by approximately 50.0%. This air-side expansion includes the construction of more than 729 thousand square meters of runway, taxiways, apron, and service roads. We are also continuing with the construction of the General Aviation Apron which is approximately 181 thousand square meters.

We have also continued to take significant steps to modernize and expand Guadalajara International Airport in order to improve its operations and image. These steps have included the improvement of the airport’s main commercial terminal, including the modernization of restrooms, hallways, and gate areas. During 2021, we also redesigned the layout of the boarding lounges. This new layout also includes a food and beverage unit located on the terrace, where passengers will be able to be outdoors while they wait to board their flight. This refurbishment began during the fourth quarter of the 2021.

We directly operate one VIP lounge in the Guadalajara airport in the domestic departures area. In 2020, we added 783 square meters of space to this VIP Lounge, and it is the only lounge in the airport that has its own security checkpoint.

In 2019 we finalized the executive design of a new mixed-use development; this new area will include an expansion of the existing terminal building, new commercial areas, an office tower with 9,500 square meters of gross leasable area and a business class hotel with 180 rooms. The building will be connected to the current terminal through the landside and will provide arriving passengers with a wide variety of services. The construction of this area began in 2021. We expect the development to be completed by 2023.

During 2021, we also began planning an expansion of the airside terminal. A terrace with food and beverage services will be developed and will include fast food, coffee shops, a bar and casual dining options. We anticipate this expansion will begin operating during 2023.

Negotiations with hangar tenants took place during the fourth quarter of 2021, and they agreed that during 2022, the private aviation hangers will be relocated to a new area in order to leave the current area empty to allow for expansion of the terminal.

In 2021, approximately 19.2% of the sum of our aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues.

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

Tijuana International Airport

Tijuana International Airport is our second most important Mexican airport in terms of passenger traffic and air traffic movements, and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Tijuana International Airport was the fourth busiest airport in Mexico in terms of commercial aviation traffic, according to the SCT. In 2021, it served a total of 9.7 million terminal passengers, accounting for approximately 24.5% of our Mexican airports’ terminal passenger traffic. Approximately 99.7% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States for Mexican and American travelers, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

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

In December 2015, we inaugurated the international bridge between our Tijuana airport and the U.S. border, or CBX. This bridge allows passengers to cross directly to the United States using a pathway between the airport and the international border, facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana, and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located in the Tijuana airport, and the corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility is limited to passengers traveling through the airport upon presentation of a boarding pass but is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger charges. Passengers using the bridge from or to Tijuana may also be subject to toll charges levied by Otay-Tijuana Venture, L.L.C. (“OTV”), the bridge operator on the U.S. side. We estimate that up to 45% of Tijuana’s passengers have a final destination or origin in the U.S., and consequently a significant portion of the passengers at the airport are users of the CBX. Due to its convenience for U.S. residents in the area, the CBX is also increasing the overall number of passengers using the airport. During 2021, the CBX served 2.8 million passengers, approximately 28.5% of the Tijuana airport’s total passengers. For more information see “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

A total of five airlines operate at the airport, of which the principal airlines are Volaris and VivaAerobus. Airlines operating at this airport provide service to 35 destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular.

Tijuana International Airport currently operates twenty-two hours daily between the hours of 4:00 a.m. and 2:00 a.m the following day. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 2,959 meters and a full parallel taxiway. The runway capacity at this airport is 36 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. It has 18 gates serving both domestic and international travelers and 11 remote boarding positions. Of the 18 gates, 10 have air bridges. In 2021, approximately 4,590 thousand metric tons of cargo were transported through the airport.

During 2019 we performed a complete refurbishment of the land-side food court and all the commercial units for which bids were received and began operating.

During 2020, we began an expansion of the Tijuana airport parking facilities. The expansion began at the pension parking lot and is expected to conclude during the next two years with the public parking lot. In 2021, we took advantage of the availability of parking spaces for pensioners to offer users a long-term parking lot, which has 300 parking spaces. However, due to high demand, a parking lot exclusively for long-term parking will be built.

During 2021, a bid for a car rental booth was released and Alamo submitted the winning bid. The construction of a new car rental lot was finished and the areas were awarded to rental car companies already operating in the Tijuana airport.

During 2021, we continued the expansion of the Tijuana airport with the construction of a new terminal building located east of the existing airport facilities. This new terminal building will increase the airport capacity and facilitate the flow of the Tijuana airport passengers who cross the border between United States and Mexico using the Cross Border Xpress (CBX), with more than 40 thousand square meters (an increase of 82% as compared to the current infrastructure facility). The addition also includes 10 security filters, 32 check in counters and 2 remote boarding gates. This new terminal has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and will maintain separate passenger flows for domestic and international passengers. This expansion will be completed according to a multiannual plan and is expected to be completed in 2022. We also began the pavement renovations on the runway and the taxiways.

Also in 2021, we began the planning phase for the construction of a mixed-use development. This mixed-use building will be connected to the new terminal processor building through bridges and will provide a wide variety of services to arriving passengers, including food and beverage services, travel retail shops, car rental offices, airline offices, and a hotel.

In 2021, approximately 18.2% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

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

Los Cabos International Airport

Los Cabos International Airport is our third most important Mexican airport in terms of passenger traffic, third in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2021, it served 5.5 million terminal passengers, accounting for approximately 14.0% of our Mexican airports’ terminal passenger traffic of whom approximately 63.6% were international passengers.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway of the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. According to the Mexican Ministry of Tourism, 1.7 million international tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2021. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of 17 airlines operate at the airport, of which the principal airlines are American, Alaska, United, VivaAerobus and Volaris. Airlines operating at this airport provide service to 37 destinations. Of these destinations, Mexico City, Los Angeles, Guadalajara and Dallas are the most popular. In addition to these routes, Los Cabos receives flights from the John F. Kennedy International Airport operated by American Airlines, JetBlue, and Delta Airlines.

Los Cabos International Airport currently operates 14 hours daily between 7:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 3,005 meters, and a full parallel taxiway to the runway. The runway capacity at this airport is 42 air traffic movements per hour. The existing runway allows us to serve planes flying to any destination in the United States and Canada. The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters and Terminal 2 occupies approximately 38,000 square meters. In addition, the airport has a general aviation and an FBO terminal. The airport has 22 gates (eight in Terminal 1 and fourteen in Terminal 2), including four gates with air bridges, and eighteen remote boarding positions.

During 2021, we continued to work on the expansion and renovation of the Los Cabos airport terminals. The main objective of this important expansion is to consolidate Terminal 2 and Terminal 3 as a single terminal, increasing the airport capacity and maximizing the commercial revenue. This expansion represents more than19 thousand square meters (an increase of 37%), and over 15 thousand square meters of renovation. The expansion will also add, 10 new remote boarding gates and 5 new boarding gates with passenger boarding bridges. The expansion will increase capacity in security filters, boarding lounges, immigration, and baggage-reclaim areas, among other functional areas of the terminal-building complex. This expansion will be completed according to a multiannual plan and is expected to be concluded in 2022. We also began an expansion and renovation of the General Aviation apron. This expansion will approximately double increase the General Aviation apron capacity.

Currently, we operate approximately 5,500 square meters of commercial space at the Los Cabos International Airport; this space includes two VIP lounges and five convenience stores. During 2021, the domestic VIP Lounge at Terminal 1 was remodeled to create a better experience for our domestic passengers.

During 2019, we improved the commercial layout of the international terminal to maximize sales per passenger through a new commercial mix. In 2020, we began the refurbishment and expansion of the international boarding lounge. The first stage was to build the food court and the escalator that leads to the remote boarding gates lounge where additional commercial offerings are available. This expansion is expected to be concluded at the beginning of 2023. As a result, the commercial space of this terminal will increase approximately 60%. During 2019, we solicited bids for ten food and beverage service commercial units. As a result of the selection process, brands such as Panda Express, Subway, Sbarro, Carl's Junior, Pacific Grill, Tequila Patron, STK, The Coffee Bean and Starbucks are being incorporated. During 2021, construction of the units awarded as result of the bid process continued and the STK, Tequila Bar and a new food court started operations.

During the third quarter of 2021, we solicited bids for the retail areas and brands such as El Market Mexico, Beach House, Check Pharmacy, Argan, Satinova, Rumbo los Cabos, Corona, Clase Azul, among others, will begin operations during the first half of 2022.

A bid for a car rental booth was solicited and FOX submitted the winning bid.

In 2021, approximately 29.5% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues (of which 95.7% came from commercial activities, the highest such percentage among our airports).

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most important Mexican airport in terms of passenger traffic, third in air traffic movements and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2021, it served 4.1 million terminal passengers, accounting for 10.4% of our Mexican airports’ terminal passenger traffic. During 2021, 55.1% of these terminal passengers were international passengers and 44.9% were domestic passengers.

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

A total of 20 airlines operate at the airport, of which the principal airlines are American, United, Aeromexico, Volaris and VivaAerobus. Airlines operating at this airport provide service to 46 destinations. Of these destinations, the most popular are Mexico City, Los Angeles, Monterrey and Dallas.

Puerto Vallarta International Airport operates 24 hours daily. The airport has one runway with a length of 3,105 meters as well as a parallel taxiway. This airport has one main commercial terminal, an FBO terminal and a general aviation building. The airport has 19 gates, of which five serve domestic flights and 14 serve international flights, nine remote boarding positions and 11 air bridges.

An invitation for bids for four commercial spaces in the international terminal was made and brands such as Xocodiva, Check and New Era (two locations) submitted the winning bids. The contract for the international terminal food court was renewed with improved economic conditions.

The passenger flow through the domestic and international lounges requires a wider hall. Therefore, during the second half of 2021, we began a feasibility study to remodel the food court located in the domestic lounge area to allow necessary expansion of the hall.

Puerto Vallarta Airport is undergoing taxiways, runway and apron pavement renovation. This renovation will be completed in accordance with a multi-year plan and is expected to be finished in 2022.

In 2021, approximately 22.6% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues (of which 95.0% came from commercial activities).

Guanajuato International Airport

Guanajuato International Airport is our fifth most important Mexican airport in terms of passenger traffic, sixth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Guanajuato International Airport was the eighth busiest airports in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2021, it served 2.1 million terminal passengers, accounting for approximately 5.4% of our Mexican airports’ terminal passenger traffic. During 2021, approximately 70.2% of the terminal passengers served were domestic passengers.

Guanajuato International Airport is located in the central state of Guanajuato near the cities of Leon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 6.2 million people according to the Mexican National Population Council and is located in Mexico’s Bajio region, best known for its rich colonial history, agricultural sector and manufacturing industry. General Motors, Honda, Kia, Mazda and Toyota have assembly plants in Guanajuato. In addition, several automobile parts manufacturers are located in Guanajuato. The local government is developing a “dry dock”, or truck loading service terminal, near the airport that we believe will increase cargo demand.

Approximately 1.7 metric tons of cargo passed through the airport in 2021.

A total of six airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus, Aeromexico Group, and United Airlines operating at this airport provide service to 18 destinations. Of these destinations Tijuana, Cancun and Mexico City are the most popular.

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

New commercial areas and a remodeled and expanded VIP Lounge began operations in 2020, and in 2021, the VIP Lounge opened its own security checkpoint.

During 2019, we expanded our Guanajuato airport parking facilities by 35%. In addition during 2022, we will begin the construction of a new low-cost public parking lot with more than 500 parking spaces.

An invitation to bid for a commercial space was made, and New Era submitted the winning bid and began operations in the landside lounge of the terminal.

During 2021, negotiations with stakeholders for installing a gas station and a convenience store took place. These new businesses are expected to begin operations during the first half of 2022.

In 2021, approximately 18.8% of the sum of our aeronautical and non-aeronautical revenues generated at Guanajuato International Airport was derived from non-aeronautical revenues.

Hermosillo International Airport

Hermosillo International Airport is our sixth most important Mexican airport in terms of passenger traffic, fifth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Hermosillo International Airport was the eleventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2021, it served approximately 1.6 million terminal passengers, accounting for approximately 3.9% of our Mexican airports’ terminal passenger traffic. During 2021, approximately 93.5% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Hermosillo International Airport serves the city of Hermosillo and four other nearby municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. The city of Hermosillo, which is the capital of the state of Sonora, is located approximately 260 kilometers south of the border town of Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately thirteen kilometers west of the city of Hermosillo. The airport is an important hub in a primarily agricultural and industrial region. Approximately 12.5 thousand metric tons of cargo passed through the airport in 2021. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

A total of six airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus and Aeromexico Group. Airlines operating at this airport provide service to 17 destinations. Of these destinations, Mexico City, Guadalajara, Tijuana and Monterrey are the most popular.

Hermosillo International Airport operates 18 hours daily between 7:00 a.m. and 1:00 am the following day. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other, a private aircraft runway that is not currently operating due to commercial considerations, with a length of 1,100 meters. Runway capacity at this airport is 33 air traffic movements per hour. The airport has nine gates, ten remote boarding positions and two air bridges, it includes both a commercial aviation building and a general aviation building for small private aircraft.

As part of our business strategy, in recent years we changed the profile and category of services of almost all of the stores at Hermosillo International Airport to stores with greater brand recognition. In 2019, we solicited bids for a new restaurant with approximately 200 square meters of surface area located in the waiting lounge, beginning operations in 2019. During 2020 and 2021, federal area access contracts were given to six companies, including Estafeta, DHL and TUM logistics.

In 2021, two commercial contracts were awarded; one for an electronics and cellphone accessories store and the other was awarded to a local brand of handcrafts and handmade jewellery.

The Aeromarket convenience store operations at the Hermosillo airport are now directly operated by us once again as of the end of 2021.

In 2021, approximately 17.0% of the sum of our aeronautical and non-aeronautical revenues generated at Hermosillo International Airport was derived from non-aeronautical revenues.

Mexicali International Airport

Mexicali International Airport is our seventh most important Mexican airport in terms of passenger traffic, tenth in terms of air traffic movements and eighth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Mexicali International Airport was the seventeenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. In 2021, it served 1.1 million terminal passengers, accounting for approximately 2.8% of our Mexican airports’ terminal passenger traffic.

During 2021, approximately 99.5% of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

Mexicali International Airport operates nineteen hours daily between 6:00 a.m. and 1:00 a.m. the following day. However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway measuring 2,601 meters in length, as well as a main commercial terminal and a smaller general aviation terminal. The runway capacity at this airport is 14 air traffic movements per hour. The main commercial terminal has four gates and five remote boarding positions.

Car rental services began operating at the Mexicali airport during the first quarter of 2019, as a result of a bid process.

During 2021 the brand, New Era, was awarded a commercial contract and will begin operations during the first quarter of 2022.

During 2019, we concluded the expansion of the parking facilities at our Mexicali airport. The expansion increased existing facilities by 82%. In 2022, we expect to begin construction of two new low cost public parking lots, which will have more than 500 parking spaces.

In 2021, approximately 21.9% of the sum of our aeronautical and non-aeronautical revenues generated at Mexicali International Airport was derived from non-aeronautical revenues.

Morelia International Airport

Morelia International Airport is our eighth most important Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and seventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Morelia International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2021, it served 947.1 thousand terminal passengers, accounting for approximately 2.4% of our Mexican airports’ terminal passenger traffic. During 2021, approximately 57.1% of the terminal passengers served by this airport were domestic passengers.

Morelia International Airport serves the city of Morelia and ten other municipalities in the immediate vicinity. The city of Morelia is the capital of the state of Michoacan, which has a population of approximately 4.8 million according to the Mexican National Population Council. Michoacan’s principal industry is agriculture, and it has a developing eco-tourism industry (primarily due to the seasonal presence of monarch butterflies).

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

In 2019, we concluded a terminal expansion and renovation which increased the boarding lounge by 200 square meters, added two boarding gates, and included a renovated and expanded security checkpoint with additional security lines, X-ray equipment and waiting areas. The commercial area grew by 16% in 2019 as compared with 2018. During 2019, bids were requested for the operation of a commercial space at the airport. During the first quarter of 2020, a regional brand that commercializes candies and souvenirs was awarded. The company began operations during the second quarter of 2020. In addition, a food and beverage unit began operations during the first quarter 2020, after being refurbished due to the expansion of the boarding lounge. During 2021, the Mis Tequilas store began to operate at the airport.

The Aeromarket convenience store operations at the Morelia airport are now directly operated by us once again as of the end of 2021.

In 2021, approximately 11.9% of the sum of our aeronautical and non-aeronautical revenues generated at Morelia International Airport was derived from non-aeronautical revenues.

La Paz International Airport

La Paz International Airport is our ninth most important Mexican airport in terms of passenger traffic, seventh in air traffic movements and ninth in contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, La Paz International Airport was the twenty-first busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2021, it served 920.0 thousand terminal passengers, accounting for approximately 2.3% of our Mexican airports’ terminal passenger traffic. During 2021, approximately 98.0% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

During 2019 we opened a new 70 square meter VIP Lounge. During 2021 the brand, New Era, was awarded a commercial contract and started operations during the first quarter of 2022.

The Aeromarket convenience store operations at the La Paz airport are now directly operated by us once again as of the end of 2021.

In 2021, approximately 14.3% of the sum of our aeronautical and non-aeronautical revenues generated at La Paz International Airport was derived from non-aeronautical revenues.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important Mexican airport in terms of passenger traffic, eighth in air traffic movements and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Aguascalientes International Airport was the twenty-third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2021, it served 0.8 thousand terminal passengers, accounting for approximately 2.0% of our Mexican airports’ terminal passenger traffic. During 2021, approximately 73.5% of the terminal passengers served were domestic passengers. Because the airport passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

A total of eight airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group and American. Airlines operating at this airport provide service to nine destinations. Of these destinations Mexico City, Tijuana, Cancun and Dallas are the most popular.

Aguascalientes International Airport operates 18 hours daily between 6:00 a.m. and 12:00 a.m. (midnight). However, it is equipped to operate 24 hours daily if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. It has one runway, measuring 3,006 meters in length and a single main commercial terminal. The runway capacity at this airport is 14 air traffic movements per hour. The airport has four gates and five remote boarding locations.

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

During 2021, the “Mis Tequilas” store was awarded a commercial contract and will begin operations during the second quarter of 2022.

In 2021, approximately 19.0% of the sum of our aeronautical and non-aeronautical revenues generated at Aguascalientes International Airport was derived from non-aeronautical revenues.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Los Mochis International Airport was the thirty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SCT. In 2021, it served 367.7 thousand terminal passengers, accounting for approximately 0.9% of our Mexican airports’ terminal passenger traffic. During 2021, approximately 97.4% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of four airlines operate at the airport: Volaris, VivaAerobus and Aeromexico Group. Airlines operating at this airport provide service to seven destinations, of which Mexico City, Tijuana and Guadalajara are the most popular.

Los Mochis International Airport operates 14 hours daily between 8:00 a.m. and 10:00 p.m. However, it is equipped to operate 24 hours daily if necessary. The airport has one runway measuring 2,007 meters in length as well as a single main commercial terminal. The runway capacity at this airport is 16 air traffic movements per hour. The airport has three gates and eight remote boarding positions.

In 2021, approximately 14.0% of the sum of our aeronautical and non-aeronautical revenues generated at Los Mochis International Airport was derived from non-aeronautical revenues.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2021, Manzanillo International Airport was the forty-sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SCT. During 2021, the airport served 133.3 thousand terminal passengers, accounting for approximately 0.3% of our Mexican airports’ terminal passenger traffic. During 2021, approximately 65.1% of the terminal passengers served were domestic passengers and 34.9% were international passengers.

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

A total of five airlines operate at this airport, of which the principal airlines are Aeromexico Group and Alaska Airlines. Some of the other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City and Los Angeles.

Manzanillo International Airport operates 12 hours daily between 8:00 a.m. and 8:00 p.m. However, it is equipped to operate 24 hours daily if necessary. The airport has one runway measuring 2,206 meters. The runway capacity at this airport is 17 air traffic movements per hour. The airport has three gates and eight remote boarding positions.

During 2019, in order to improve the passenger experience, we opened a new restaurant in the waiting lounge with approximately 150 square meters of surface area. During 2020, a commercial contract for handcraft and local souvenirs was awarded to an organization of Mexican artisans, increasing the retail/commercial offer of the terminal considerably. During the first quarter of 2021, a new commercial contract was awarded to a local handcrafts and souvenirs company.

In 2021, approximately 20.2% of the sum of our aeronautical and non-aeronautical revenues generated at Manzanillo International Airport was derived from non-aeronautical revenues.

Montego Bay International Airport

The Montego Bay International Airport is Jamaica’s main tourist airport. In 2021, the Montego Bay airport served 2.6 million terminal passengers, making it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2021, 100.0% of the terminal passengers served were international passengers. Of the total passengers in 2021, 91.1% came from the United States, 4.1% came from Europe , 3.9% came from Canada and 0.9% from other countries.

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

A total of 21 international airlines operate at the airport, providing year-round and seasonal services. Our principal airlines are American Airlines, Southwest Airlines, Delta Airlines, and JetBlue. Airlines serving the Montego Bay airport provide service from over 35 airport destinations. Of these, Toronto, Charlotte, New York, Atlanta and Ft. Lauderdale are the most popular.

Montego Bay International Airport operates 18 hours daily between 6:00 a.m. and 12:00 a.m. (midnight). However, it is equipped to operate 24 hours daily if necessary. The airport has one runway measuring 2,653 meters. The runway capacity at this airport is 33 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 6,000 square meters, as well as an additional 5,657 square meters of parking facilities. The general aviation building has an additional area of 300 square meters. The commercial terminal has 17 gates and 5 remote parking positions.

During 2020, we began expanding the terminal in our Montego Bay airport by 15%. This expansion is expected to be conclude during the first half of 2022 and includes a new food court and a VIP lounge.

During the fourth quarter of 2019, bids for 29 commercial units were requested. A major refurbishment of the retail area was planned and will increase usable commercial space by 48%. During 2020, the duty-free contract was renegotiated. Refurbishment of the retail area began in March 2021 but has experienced some delays due to the pandemic. Eight new retail concepts have commenced operations. The main duty-free store will be expanded and totally refurbished and is expected to reopen during the second quarter of 2022.

Third parties operate a total of seven lounges in the Montego Bay airport (five hotel lounges and one general pay per use passenger lounge in the arrivals area and one general pay per use passenger lounge in the departures area). A concession agreement was signed with VIP Attractions T/A Club Mobay for operating the pay per use passenger lounges.

The following table sets forth revenues, passenger traffic and air traffic movement data for the Montego Bay airport in 2019, 2020 and 2021:

	January 1 to December 31, 2019		January 1 to December 31, 2020		January 1 to December 31, 2021
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	2,097,489	Ps.	1,023,037	Ps.	1,458,595
Passenger Traffic (in thousands):
Terminal passengers		4,690		1,611		2,582
International passengers		4,681		1,610		2,582
Domestic passengers		9		1		0
Transit passengers		59		14		7
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		21		10		14
Runway capacity (3)		33		33		33
Total air traffic movements (in thousands):		43		19		28
Commercial aviation		34		15		22
Charter aviation		0		0		0
General aviation and other		9		4		6
Average passengers per air traffic movement		110		85		91

(1)	Includes departures and landings.
(2)	Includes commercial and general aviation operations (demand).
(3)	Air traffic movements per hour (capacity).

In 2019, 2020 and 2021, approximately 7.2 thousand, 3.9 thousand and 4.4 thousand metric tons of cargo, respectively, were transported through the airport.

Kingston International Airport

On October 10, 2019, we took control and began to operate NMIA in the city of Kingston, Jamaica. As a result of our taking over control of NMIA through our subsidiary, PACKAL, our summary consolidated financial and operating information for the fiscal year ended December 31, 2019 includes the consolidation of PACKAL financial and operating information for the period from October 10 to December 31, 2019. Therefore, financial and operating information related to the Kingston airport for the fiscal year ended December 31, 2019, may not be directly comparable with financial and operating information for prior and future fiscal years.

The passenger profile of the Kingston International Airport is business and Visiting Friends and Relatives (“VFR”). In 2021, the Kingston airport served 818.0 thousand terminal passengers, making it the seventh busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International.

A total of nine international airlines operate at the airport, providing year-round and seasonal services. Kingston International Airport operates 18 hours daily between 6:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours daily if necessary. The airport has one runway measuring 2,716 meters. The runway capacity at this airport is 33 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building.

The following table sets forth revenues, passenger traffic and air traffic movement data for the Kingston airport in 2019, 2020 and 2021:

	October 10 to December 31, 2019		January 1 to December 31, 2020		January 1 to December 31, 2021
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	179,744	Ps.	483,133	Ps.	649,694
Passenger Traffic (in thousands):
Terminal passengers		408.7		629.4		830.5
International passengers		405.5		628.0		829.4
Domestic passengers		3.2		1.4		1.2
Transit passengers		2.9		2.9		1.1
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		13		9		11
Runway capacity (3)		40		40		40
Total air traffic movements (in thousands):
Commercial aviation		3.7		7.1		8.4
Charter aviation		0.6		1.9		1.7
General aviation and other		0.6		2.3		2.8
Average passengers per air traffic movement		82.9		55.0		64.3

(1)	Includes departures and landings.
(2)	Includes commercial and general aviation operations (demand).
(3)	Air traffic movements per hour (capacity).

Non-Airport Subsidiaries

As a holding company, we manage each of our fourteen airports through an operating subsidiary. In addition to these airport subsidiaries, we also have four operating subsidiaries. These subsidiaries are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Corporativo de Servicios Aeroportuarios, S.A. de C.V. (“CORSA”) and (iii) Puerta Cero Parking, S.A. de C.V. (“PCP”), and (iv) Aerocomercializadora del Pacífico, S.A. de C.V. (“ADP”). We also have a non-profit foundation, Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

SIAP

SIAP was incorporated as a subsidiary in June 1998 to provide technical assistance and corporate services to our airport operating subsidiaries. SIAP was set up as part of the Mexican government’s privatization plan for the airports operated by us.

CORSA

CORSA was incorporated as a subsidiary on November 8, 2007 and began operations in January 2008. CORSA no longer provides services to our airport subsidiaries.

PCP

PCP was incorporated as a subsidiary on November 28, 2007 and began operations in January 2008. PCP operates our Mexican airport parking lots. PCP employs both unionized and non-unionized personnel.

ADP

We incorporated ADP as a subsidiary on February 14, 2018. ADP operates commercial business lines including VIP lounges and, convenience stores.

Fundación GAP

We established this non-profit foundation in May 2013 with the aim of improving social welfare in the communities near our airports. The foundation’s focus is education. See “Item 4, Information on the Company – Business Overview – Corporate Social Responsibility – Community Initiatives and Philanthropic Efforts – Fundación GAP.”

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2021, 19 international airlines and seven Mexican airlines operated passenger flights at our twelve Mexican airports. Volaris is our principal airline customer in terms of total passengers at our Mexican and airports, with VivaAerobus and Aeromexico Group accounting for the second and third largest number of total passengers. In 2019, 2020 and 2021 revenues from Volaris and the passengers it moved through our airports totaled Ps.3,270.9 million, Ps.2,620.9 million and Ps.4,353.8 million, respectively, of which Ps.2,963.3 million, Ps.2,386.3 million and Ps.3,982.6 million, respectively, were paid to the airports in the form of passenger charges, representing 24.6%, 24.7% and 25.5%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2019, 2020 and 2021. Revenues from VivaAerobus and the passengers they moved through our airports were Ps.737.4 million, Ps.721.5 million and Ps.1,328.0 million, in 2019, 2020 and 2021, respectively, of which Ps.672.3 million, Ps.661.0 million and Ps.1,219.9 million, respectively, were paid to the airports in the form of passenger charges. Such passenger charges represented 5.6%, 8.1% and 7.8%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2019, 2020 and 2021. Revenues from the Aeromexico Group and the passengers it moved through our airports were Ps.1,095.7 million, Ps.627.9 million and Ps.1,059.6 million, during 2019, 2020 and 2021, respectively, of which Ps.975.5 million, Ps.556.1 million and Ps.943.9 million, respectively, were paid to the airports for the passengers they moved in the form of passengers charges, representing 8.1%, 5.7% and 6.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2019, 2020 and 2021.

In 2019, revenues from American Airlines and the passengers it moved through the Montego Bay airport totals Ps.275.9 million, of which Ps.186.6 million was paid to MBJA in the form of passenger charges. In 2020, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.153.1 million, of which Ps.104.5 million was paid to MBJA in the form of passenger charges. In 2021, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.270.1 million, of which Ps.183.7 million was paid to MBJA in the form of passenger charges. In 2019, 2020 and 2021, revenues from American Airlines and its passengers represented 8.9%, 6.9% and 8.7%, respectively, of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. In 2019, 2020 and 2021 passenger charges collected by American Airlines at MBJA accounted for 1.1%, 0.9% and 1.0%, respectively, of total revenues in our airports (1.3%, 1.1% and 1.2%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2019, 2020 and 2021).

In 2020, revenues from JetBlue Airways Corporation and the passengers it moved through the Kingston airport totaled Ps.90.5 million, of which Ps.83.4 million was paid to NMIA in the form of passenger charges. In 2021, revenues from JetBlue Airways Corporation and the passengers it moved through the Kingston airport totaled Ps.189.5 million, of which Ps.128.8 million was paid to NMIA in the form of passenger charges. In 2021, revenues from JetBlue Airways Corporation and its passengers represented 29.2% of the sum of aeronautical and non-aeronautical revenues for the Kingston airport. However, passenger charges from JetBlue Airways Corporation do not represent a significant portion of our total revenues across all our airports.

See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.”

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

Complementary Services Customers

Our principal complementary services clients are our three principal providers of baggage handling services: Aveespress, S.A. de C.V. and Menzies Aviation, S.A. de C.V., which provided Ps.36.8 million and Ps.35.3 million, respectively, each in the form of access fees, in 2021. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.8.7 million and Ps.3.2 million of revenues in the form of access fees in 2021.

We receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales.

Principal Non-Aeronautical Services Customers

As of December 31, 2021, we were party to approximately 1,308 contracts – 3.3% more than the 1,266 contracts we were party to as of December 31, 2020 – with providers of commercial services in the commercial spaces in our Mexican airports, including retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information and promotion services. The increase in the number of contracts is due to the expansion of commercial areas at our Mexican airports, including new segments such as ground transportation and cargo. During 2021, we continued to provide certain discounts and benefits to our tenants due to the COVID-19 pandemic in order to provide them with liquidity to restart their operations after the lockdowns and to limit turnover of our commercial tenants at our airports.

Our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps.324.5 million in 2021, Ps.177.7 million in 2020 and Ps.306.7 million in 2019), Aerocomidas, S.A. de C.V. (food and beverages; Ps.185.7 million in 2021, Ps.81.5 million in 2020 and Ps.138.7 million in 2019), Priority Pass, Inc. (VIP Lounge; Ps.208.7 million in 2021, Ps.137.4 million in 2020 and Ps.262.2 million in 2019), and Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental; Ps.106.0 million in 2021, Ps.69.7 million in 2020 and Ps.83.9 million in 2019). In Jamaica, MBJA’s largest commercial customers in terms of revenues paid to MBJA were Express Catering (food and beverages; U.S.$2.1 million in 2021, U.S.$4.4 million in 2020 and U.S.$3.4 million in 2019) and VIP Attractions Limited (passenger lounge; U.S.$1.6 million in 2021, U.S.$1.6 million in 2020 and U.S.$0.9 million in 2019). NMIA’s largest commercial customers in terms of revenues paid to NMIA were TM Traders Limited (duty-free; U.S.$2.1 million in 2021 and U.S.$1.6 million in 2020) and Island Car Rental Limited (car rental; U.S.$0.4 million in 2021 and U.S.$0.3 million in 2020).

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

For instance, our Los Cabos airport may experience greater competition in the future from a small private airport near Cabo San Lucas. On November 4, 2009, this airport received authorization from the SCT to operate regular commercial routes for domestic and international flights. Consequently, we implemented commercial strategies to improve our level of service to ensure that we remain the best airport option for airlines serving the San Jose del Cabo and Cabo San Lucas corridor. Also, to better serve the private aviation market, during 2021, we began remodeling our state-of-the-art Fixed Base of Operations in the Los Cabos airport to allow us to further increase our capacity, and we redesigned our fee structure to make our service more attractive.

ASA currently operates seven small airports in Mexico’s Pacific and Central regions. We believe that these airports collectively account for only a small fraction of the passenger traffic in these regions.

In 2014, the federal government announced plans to alleviate congestion at the Mexico City International Airport by building a new international airport in Texcoco with double the capacity of the current airport. In January 2019, the existing plan was cancelled, and plans were announced to replace it with two different airport infrastructure projects. Specifically, the Mexican government announced that it would seek to alleviate congestion at the existing airport by (i) converting a military air force base located in San Lucia, approximately 40 kilometers (24.9 miles) outside of Mexico City, into a commercial airport and (ii) expanding the Toluca International Airport, which is approximately 60 kilometers (37.3 miles) outside of Mexico City. The new Santa Lucia airport began operations in March 2022. There is still uncertainty about what impact the project will have on the existing Mexico City International Airport. The timing and capacity expansion of the airport may impact our operations in the future.

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

Additionally, our Master Development Programs approved for the 2020-2024 period included measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation; (ii) improvements to residual water treatment plants; and (iii) storage of hazardous and other special wastes. In 2019, 2020 and 2021 we invested Ps.19.2 million, Ps.27.5 million and Ps.44.1 million, respectively, in these projects.

In 2015, we established the following objectives for our environmental programs: (i) to reduce consumption of water per passenger; (ii) to increase the use of treated residual water; and (iii) to maintain our electricity consumption levels. The following table sets forth certain performance indicators tracked by our environmental management systems.

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31,
	2019	2020 (1)	2021 (2)
Water consumption (in liters per passenger)	16.7	23.0	17.6
Energy consumption (in kilowatt hours per passenger)	1.9	2.7	1.9
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger) (1)	0.99	1.37	0.96
Hazardous waste generation (in kilograms per passenger)	0.00038	0.0004	0.00027
Special waste generation (in kilograms per passenger)	0.15	0.24	0.13

(1)	2020 figures calculated with the Emission Factor published by SEMARNAT for CFE electricity generation in 2015.
(2)	2021 figures are estimated and may vary as emission factors for 2021 have not been published.

Due to the decrease in passenger traffic during 2020, indicators appear higher than in other years on a per passenger basis, we expect these will normalize, as began to occur in 2021, once passenger traffic increases at our airports in line with previous years.

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

Solar energy

During 2020, we began a “carport” solar system project which consisted of installing 13 solar systems at 11 of our 12 Mexican airports, concluding by the end of 2021. As a result of the solar systems installed, we have generated 8,207,110 kwh of solar energy at 10 of our airports, representing approximately 14% of the energy consumption of these airports.

A 1.0 MWH solar photovoltaic plant has been installed in Montego Bay airport on the rooftop of the terminal and started generation in early 2021. We also have plans to install carports in our parking lots to add 2.0 MWH during 2022.

We began the installation of a solar photovoltaic plant at our Kingston airport in 2021 and anticipate being able to generate electricity during 2022.

Accreditations

All of our Mexican airports are registered with the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente), or “PROFEPA”. Our Aguascalientes, Guadalajara, Hermosillo, La Paz, Los Mochis and Morelia airports are further certified by the PROFEPA for their “Environmental Performance”.

Likewise, we have enrolled 13 of our airports for the Airport Carbon Accreditation (“ACA”) from Airports Council International (“ACI”). Our Puerto Vallarta, Aguascalientes and Guadalajara airports have obtained a Level 2 (reduction) ACA and our Tijuana, Guanajuato, Hermosillo, La Paz, Los Mochis, Los Cabos, Morelia, Mexicali, Manzanillo and Montego Bay airports have a Level 1 (mapping) ACA from the ACI.

Employee Health and Safety

With the goal of guaranteeing occupational health and safety, as well as institutionalizing the prevention of occupational hazards, we have begun implementing a self-administered program, promoted by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social), or “STPS,” and based on national and international standards and regulations, to promote the operation of a safe and clean airport network in Mexico. The voluntary compliance program comprises three levels of recognitions: (i) for compliance with health and safety regulations, (ii) for actions that promote continuous improvement in health and safety standards, and (iii) for successful management of health and safety standards. According to this program, we have obtained the following levels of certification: Level 1 (Morelia airport), Level 2 (Manzanillo and Puerto Vallarta airports), and Level 3 (Guadalajara).

A key component of the voluntary compliance program is the Safety and Hygiene Commission, which we have established in each of our airports. These commissions conduct investigations and reviews of the work area, verifying the implementation of the voluntary compliance program and recommending additional improvements to create optimal working conditions depending on the airport’s needs. To accomplish our voluntary compliance program goals and to raise awareness among our workers, our workers also received a Safety and Hygiene course about the importance of preventing occupational hazards to mitigate accidents and occupational diseases, generate healthy environments, and comply with the health and safety regulations of the STPS.

In conjunction with these commissions, we have also formed brigades to help minimize the impact and risk, through evacuation and first aid plans of any kind of natural phenomenon that could negatively affect the safety of our employees or our operations.

In addition, as part of our company policies, we provide an annual general medical review for certain employees. As part of our philosophy of well-being and quality of life, we also allocate approximately Ps.20.1 million per year to organize cultural and sports activities, thus encouraging physical activity. Together, these measures help provide a suitable workplace for our employees, as well as the relevant safety tools and equipment to prevent accidents and diseases to the extent possible.

In 2020 and 2021, due to the pandemic, we implemented a home office model to work remotely and preserve the health and safety of our employees. During 2021, we helped transport some of our employees to Tijuana and Los Angeles, California to begin their vaccination against COVID-19. By the end of 2021, 96.0% of our Mexican employees have one or two vaccines and 92.0% have their complete schedule.

Workplace Culture

Our policy is to provide the same job opportunities to all qualified applicants and to provide employees with a work environment free of harassment or discrimination, where each employee behaves respectfully towards their co-workers, promoting a spirit of collaboration regardless of gender, age, religion or hierarchical level.

In 2021, we initiated different projects with the objective of improving workplace culture:

We established a women’s committee, in which various actions were taken to achieve greater gender inclusion and diversity. Some of the actions that were taken include:

-Adherence to the UN Global Compact on gender equality;

-Actions to close the gender pay gap at all levels of the company;

-Creation of a gender equality policy with the objective of promoting a work environment without discrimination and an authentic culture of equality;

- Inclusion for the first time in the Gender Equality Index 2022 by Bloomberg

In addition, we established alliances with different institutions to provide training to employees on matters of female empowerment and gender equality.

Since 2009, we have been evaluated by Expansión Magazine as a “Super Company” in Mexico with respect to workplace culture and professional climate. Since 2013, we have been ranked among the top ten companies in Mexico according to this publication’s annual evaluations of workplace culture. On May 4, 2021, we were recognized as an “Empresa Responsable de Buenas Prácticas Laborales” (Responsible Company with Good Labor Practices) by the Ministry of Labor and Social Prevention.

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

Our benefits package is maintained at very competitive levels compared to the labor market in each of the regions where our airports are located, thus reducing turnover.

Supply Chains and Sourcing

As part of our bidding process for suppliers, we include our code of ethics as part of the initial information package with the intention that our suppliers comply with our ethical standards. The terms and conditions of our contract with suppliers then include provisions designed to ensure that our suppliers comply with labor laws and regulations, including requirements to monitor legal and regulatory compliance in the areas of employer responsibilities and occupational health and safety.

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

In September 2014, we inaugurated the first Fundación GAP School near our Guadalajara airport. The first year began with a class of first-grade students, and we have been adding a new class every year. In 2016, we opened another school near our Los Cabos airport, which began activities with 60 students. In 2018, we opened a third school near our Guadalajara airport, with 60 students. During 2020, we opened our first secondary class, corresponding to the first generation of students from our first school. In 2021, we had 695 students in Guadalajara and 363 students in Los Cabos. From March to December 2020 our schools remained closed due to the pandemic, however, we continued supporting our children’s families by delivering monthly food pantries. During the COVID-19 pandemic, we delivered more than Ps.0.8 million in food pantries during the 10 months of 2020. During 2021, we continued supporting families and provided more than Ps.1.0 million in food pantries.

In 2019, Fundación GAP opened four Community Centers in Guadalajara, Los Cabos, Aguascalientes, and Puerto Vallarta. During 2021, we opened eight additional Community Centers in Tijuana, La Paz, Los Mochis, Hermosillo, Guanajuato, Mexicali, Morelia and Manzanillo. This expansion allowed us to establish a presence in every city in Mexico in which we have an airport. Through these community centers, in 2021, we provided 8,322 courses. The goal of these Community Centers is to support and promote our employees and their families by helping them gain access to life changing professional and economic opportunities through education. At these centers, our employees have access to free elementary, secondary, and high school education, as well as to technical training courses designed to strengthen the professional skills and knowledge that they use on the job.

Our board of directors annually reviews our donation to the foundation. For 2021, our board of directors authorized a Ps.99.0 million donation, and over the past five years GAP has made more than Ps.200.0 million in donations. The foundation is supervised by a board of trustees, which is presided over by Mrs. Diez-Barroso.

Philanthropic Efforts

For the thirteenth consecutive year, we obtained the Socially Responsible Company Distinction awarded by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or “CEMEFI,” to companies committed to active and voluntary contribution to social, economic and environmental issues.

Fundación GAP awarded the prize “Premio Emprendedor Social Coparmex Jalisco 2021”, to Karbono, a social social entrepreneur company that manufactures and markets eco-friendly personal hygiene products. The award is a recognition of social entrepreneurs and includes a monetary prize that varies by year. A committee from Coparmex (Confederación Patronal de la República Mexicana or the Mexican Employers’ Association) selects the finalists based on social projects. Once the finalists are selected, we select the yearly winner based on the finalists’ ability to affect the greatest social impact.

We provide aid for the family members of our students and scholarships for our employees’ dependents. In 2019, 2020 and 2021, we invested Ps.2.4 million, Ps.2.6 million and Ps.2.8 million, respectively, in these programs.

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

Federal Economic Competition Commission

The Federal Economic Competition Law (Ley Federal de Competencia Económica), among other things, extinguished the former Federal Competition Commission and created the Federal Economic Competition Commission (Comisión Federal de Competencia Económica), or “COFECE,” as an autonomous agency to be the competition authority for all industries except telecommunications and broadcasting. The law grants broader powers to COFECE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The law also sets forth important changes in connection with mergers and anti-competitive behavior, increases liabilities and the number of fines that may be incurred for violations of the law, and limits the availability of legal defenses against the application of the law. If COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations, and decrees applicable to us could have a material adverse impact on our operations.”

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

•

Complementary Services. Complementary services may be rendered by an airline, by the airport operator or by a third party under agreements with airlines and the airport operator. These services include ramp and handling services, passenger check-in, aircraft security, catering, cleaning, maintenance, repair and fuel supply and related activities that provide support to air carriers.

•

Commercial Services. Commercial services are services that are not considered essential to the operation of an airport or aircraft, and include, among other things, retailers, restaurants, banks and advertisers to which we lease space.

A third party providing complementary or commercial services to an airport is required to do so only pursuant to a written agreement with the relevant concession holder. On November 1, 2012, we entered into an agreement with a third party with respect to the provision of airbus and passenger walkway services in all of our airports. Accordingly, we no longer provide these services directly. As of the date of this report, this is the only agreement with a third party regarding the provision of regulated services. All agreements relating to airport or complementary services are required to be approved by the SCT. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers are required to be corporations incorporated under Mexican law.

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

Master Development Programs

Each concession holder is required to submit to the SCT a Master Development Program describing, among other things, the concession holder’s construction, and maintenance plans.

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

Information required to be presented in the Master Development Programs includes:

•	airport growth and development expectations;
•	fifteen-year projections for air traffic demand (including passenger, cargo and operations);
•	construction, conservation, maintenance, expansion and modernization programs for infrastructure, facilities, and equipment;
•	a binding five-year detailed investment program and planned major investments for the following ten years;
•	descriptive airport plans specifying the distinct uses for the corresponding airport areas;
•	any financing sources; and
•	environmental protection measures.

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

On December 12, 2019, the SCT approved new maximum tariffs and Master Development Programs for the five-year period from 2020-2024 for each of our Mexican airports. The combined maximum tariffs are expressed in workload units for each airport and were determined by the SCT based on traffic projections, operating costs and capital investments included in the Master Development Programs, as well as in accordance with pre-determined parameters for the calculation of the maximum tariff set forth in the concession for each airport. This five-year program took effect on January 1, 2020, and was to be in effect through December 31, 2024. Due to the COVID-19 pandemic, we delayed certain non-obligatory capital investments, and during the month of August 2020, we filed a proposal for an Extraordinary Review Process of our Master Development Program with the SCT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, postpone investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026. Our committed investments decreased by 27% for the 2020-2024 period, as a result of the Extraordinary Review Process.

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

Our Master Development Programs are approved by the SCT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SCT may apply sanctions if we do not so comply. Recently, the SCT has reviewed our compliance on an annual basis. The SCT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. In March 2020, the SCT certified our compliance with our Master Development Programs for the five-year period from 2015-2019. In March 2021, the SCT certified our compliance with our Master Development Programs for 2020. As of the date of this report, the SCT is still reviewing our compliance with our Master Development Program for 2021.

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

We can set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SCT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SCT has reviewed our maximum rates and certified that we did not collect revenues in excess of the permitted level in 2020. The review for 2021 will take place during the second quarter of 2022. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2019, 2020 and 2021, approximately 65.0%, 60.5% and 63.1%, respectively, of our Mexican airports’ total revenues were earned from aeronautical services subject to price regulation under our maximum rates (74.9%, 75.6% and 78.7%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Maximum Rates for 2020 through 2024

On December 12, 2019, the SCT set new airport maximum rates for the five-year period from January 1, 2020, through December 31, 2024, expressed in constant pesos as of December 31, 2017. On January 2, 2020, these rates were published in the Official Gazette of the Federation (Diario Oficial de la Federación). These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.” The following table sets forth the maximum rates for each of our airports under the Master Development Programs that went into effect as of January 1, 2020:

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

Due to the COVID-19 pandemic, during August 2020, we filed a request for an Extraordinary Review Process of our Master Development Program with the SCT. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, included adjustments to the maximum rates for each of our airports. These tariffs went into effect as of January 1, 2021.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SCT may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2022, the daily general minimum wage in Mexico was Ps.172.87. As a result, the maximum penalty at such date could have been approximately Ps.7.0 million (approximately U.S.$341.2 thousand) per airport.

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

Other Regulation of Mexican Concessions and Concession Assets

Ownership Commitments and Restrictions

The Mexican concessions require us to retain a 51% direct ownership interest in each of our twelve Mexican concession holders throughout the term of these concessions. Any acquisition by us or by one of our Mexican concession holders of any additional Mexican airport concessions or of a beneficial interest of 30% or more of another Mexican concession holder requires the consent of the Mexican Antitrust Commission. In addition, the Mexican concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the general daily minimum wage in Mexico may be assessed for a failure to comply with the law or terms of a concession. Such sanction may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2022, was Ps.35.6 million (U.S.$1.7 million) for an individual failure to comply.

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

Liability for Environmental Noncompliance

The legal framework of environmental liability applicable to our operations is generally outlined above. Under the terms of our Mexican concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998, and for any failure by ASA prior to November 1, 1998, to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 27 to our audited consolidated financial statements.

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

In addition, the ICAO provides certification based on compliance with safety, regulatory and efficiency standards for aircraft operations at aerodromes and ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. During 2021, our twelve airports maintained their ICAO aerodrome certification.

COVID-19

The COVID-19 outbreak and efforts to contain it, led to government-imposed travel restrictions, flight cancellations and a marked decline in passenger demand for air travel, among other material adverse effects on our business and results of operations. See “Item 3 – Risk Factors – Risks Related to Our Operations – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control.” As a result of the instability in the travel industry created by the COVID-19 pandemic, our results of operations could be volatile and subject to rapid and unexpected change.

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

Meanwhile, during 2020 and 2021, the Mexican Civil Aviation Authority limited the safety oversight to a single mixed review (on-site and remote) at one of our Mexican airports. Therefore, we anticipate that in 2022, reviews will be carried out at all our other airports according to this methodology and will encompass a wide range of points to review given it will cover management of the system during 2019, 2020 and 2021. As a result, special attention is being paid to compliance with all activities and processes to avoid any non-conformity.

Measures adopted during 2021 must be maintained, improved, and effective responses must be established for any requirement implemented by the Civil Aviation Authority. Significant challenges in maintaining the SMS during 2022 are expected due to the recovery of the aviation sector around the world.

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

In 1974, the Airports Authority Act transferred to the AAJ, an independent government agency, the concessions for Jamaica’s two international airports – the Montego Bay and Kingston airports. The AAJ continues to own both airports but has divested operational responsibility for the Montego Bay and Kingston airports through public bidding processes in 2003 and 2017, respectively.

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

•	handling of passengers, baggage, cargo, mail and other freight, including transfer to and from aircraft;
•	emergency and security facilities, equipment, personnel and services;
•	information services, car parking and refreshments for passengers;
•	ground transportation and transfer options;
•	leasing and management of the airport site; and
•	supply of consumer goods and services (including currency exchange services).
•	Reporting Requirements. Under the terms of the concessions, the concession holder is obligated to:
•	monitor and report on service levels achieved in respect of specified service areas;
•	provide quarterly unaudited financial statements and an annual report and audited financial statements, together with copies of all related directors’ and auditors’ reports;
•	provide semi-annual (or more frequently if required by and supplied to lenders on a more frequent basis) cash flow statement in respect of the Capital Development Program;
•	provide preliminary proposals as to yearly financing arrangements and an annual business plan; and
•	provide records of all passengers and freight using or passing through the airport as frequently as the AAJ may require (monthly for PACKAL).
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

AAJ’s Rights to Step In, Terminate or Grant a New Concession

As owner of the concession assets, the AAJ is entitled, upon seven days’ notice (or sooner in case of emergency) and for so long as may be required, to expel the concession holder from all or part of the airport site or to take over or take steps to carry on the operation and management of the airport or provision of airport services when:

•	any concession holder event of default has occurred and is continuing, and any cure period provided therefor has expired without the event or circumstance being cured;
•	traffic at the airport will be materially disrupted and the concession holder is unable or unwilling to resolve the disruption promptly;
•	members of the public are unable to use the airport or its facilities safely and the concession holder is unable or unwilling to resolve the problem promptly; or
•	there is a material threat to national security or any other national emergency occurs (whether involving hostilities or otherwise).

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

	Year ended December 31, (1)
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

The Airports (Economic Regulation) Act and the related 2021 Airport Expansion Fund Agreement require the airlines operating at the Montego Bay airport to collect the AIF fee of U.S.$5.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MTM. Subject to the MTM’s approval, MBJA may use these funds for additional capital investments not included in the Capital Development Program, as well as for interest expenses relating to the financing thereof. MBJA is required to commit to such new investments in exchange for the right to use the AIF funds. The MTM approval of collection of AIF funds at the Montego Bay airport was renewed on February 25, 2015 for the period ending April 11, 2030, unless otherwise revoked. The Runway Extension and Associated Works Project were approved by the MTM to be funded from the AIF with funds collected after April 11, 2015.

The Airports (Economic Regulation) Act and the related Airport Expansion Fund Agreement require the airlines operating at the Kingston airport to collect the AIF fee of U.S.$10.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MTM. All AIFs collected and all funds standing to the credit of the Expansion Account shall be the sole property and funds of the Government of Jamaica. The MTM approval of collection of AIF funds at the Kingston airport is valid from October 10, 2019 to December 31, 2030, unless otherwise revoked. PACKAL has no right or power to any funds collected with respect to the Expansion Account or the funds held to the credit thereof.

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

ORGANIZATIONAL STRUCTURE

We have seventeen subsidiaries in Mexico: one operating subsidiary for each of our twelve Mexican airports; two subsidiaries (SIAP and CORSA) that provide administrative and operational services; one subsidiary (PCP) that provides parking services across our twelve Mexican airports; one non-profit foundation (Fundación GAP); and one operating subsidiary, (ADP), for hotel infrastructure, commercial businesses as VIP lounges, convenience stores and other services such as the installation of solar carport systems within the parking areas of our Mexican airports. We have one Spanish subsidiary (DCA) that holds our 74.5% stake in our Jamaican operating subsidiary (MBJA) for the Montego Bay airport, and one Jamaican subsidiary, PAC Kingston Airport Limited (PACKAL), that holds our concession for the Kingston airport since October 2019. We also have a holding company subsidiary in Brazil, GA del Pacífico Participações do Brasil LTDA, established in 2010 but thus far remaining inactive and with no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2021:

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holder of concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holder of concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holder of concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holder of concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holder of concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holder of concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holder of concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holder of concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holder of concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holder of concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holder of concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holder of concession for Manzanillo International Airport
Desarrollo de Concesiones Aeroportuarias, S.L.U.	Spain	100%	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited	Jamaica	74.5%	Holder of concession for Montego Bay International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Provider of administrative services to our other subsidiaries
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provider of operational services to our other subsidiaries
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Operator of car parking at our Mexican airports
GA del Pacífico es do Brasil, LTDA	Brazil	100%	Holding company for other acquisitions (incorporated in 2010; not operational through the date of this filing)
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit company incorporated in 2013 to manage charitable donations and social welfare activities
Aerocomercializadora del Pacífico, S.A. de C.V.	Mexico	100%	Operator of commercial businesses such as VIP lounges, convenience stores and hotel infrastructure
PAC Kingston Airport Limited	Jamaica	100%	Holder of concession for Kingston International Airport

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

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits, against damage due to natural disasters, accidents, terrorism or similar events. Our Mexican airports carry a general Ps.3.0 billion insurance policy covering damage to our assets and infrastructure and a U.S.$500.0 million insurance policy covering personal and property damages to third parties. Our Mexican airports are covered by a Ps.500.0 million insurance policy covering damage to our property resulting from terrorist acts and a U.S.$150.0 million insurance policy covering personal and property damage to third parties resulting from terrorist acts. The Montego Bay airport carries a U.S.$325.3 million insurance policy covering property damage and business interruptions and losses and a U.S.$100.0 million insurance policy covering damage resulting from any single terrorist event. The Montego Bay airport also carries a U.S.$750.0 million annual insurance policy covering personal and property damage to third parties. The Kingston airport carries a U.S.$500.0 million insurance policy covering property damage and business interruptions and losses bodily injury. The Kingston airport also carries a JMD 10 million annual insurance policy for loss or damage as a result of the death and/or personal injury suffered by any employee.

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

As a result of our taking over control of NMIA through our subsidiary, PACKAL, on October 10, 2019, our consolidated financial and operating information for the fiscal year ended December 31, 2019 includes the consolidation of PACKAL from October 10, 2019. Therefore, financial and operating information for the fiscal year ended December 31, 2019 may not be directly comparable with financial and operating information for other fiscal years.

OVERVIEW

We operate twelve airports in the Pacific and Central regions of Mexico pursuant to concessions granted by the Mexican government and two airports in Jamaica pursuant to concessions granted by the Jamaican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2019, 2020 and 2021, approximately 65.0%, 60.9% and 63.0%, respectively, of our total revenues were derived from aeronautical services (in 2019, 2020 and 2021 aeronautical services represented 73.7%, 74.7% and 76.6%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SCT and JCAA, respectively. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the SCT and JCAA, respectively. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, growth of our revenues from commercial activities generally has exceeded the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Mexican airports. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to certain non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges, advertising, convenience stores and car parking lots, among others. Also, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas”.

Traffic at our airports may be adversely affected by external events, such as the COVID-19 pandemic, as well as increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. For more information, see “Item 3, Key Information – Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

Recent Developments

Financing and Indebtedness

On March 1, 2022, we entered into an interest rate swap with Bank of Nova Scotia in order to hedge the risk the one-month LIBOR rate increasing on the two loans that MBJA has in U.S. Dollars for a total U.S.$58.0 million. U.S.$30 million that accrues interest at a rate of one-month LIBOR was swapped for a rate of 1.59%, until the expiration of the loan. The remaining U.S.$28 million was swapped for a rate of 1.785%, until the expiration of the loan. Changes in fair value will be recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the loans is recognized.

On March 17, 2022, we issued 50 million in long-term unsecured debt securities for a total of Ps.5,000.0 million with principal due at maturity. The issuance was made in two tranches: i) Ps.2,000.0 million were “GAP22” securities with a variable rate of TIIE-28 plus 18 basis points and maturity on March 11, 2027 and ii) Ps.3,000.0 million were “GAP22-2” securities with interest due every 182 days and a fixed annual rate of 9.67%. Maturity is on March 4, 2032. The proceeds of the issuance will be allocated for the Ps.1,500.0 million maturity payment of the “GAP17” debt securities and to fulfill our committed investments in Mexico for 2022.

On March 18, 2022, we successfully refinanced our U.S.$191.0 million in bank debt, for two additional years with the new maturities in January and March 2026. The refinancing was obtained from the same two banks that originally granted these loans. U.S.$ 95.5 million was refinanced by BBVA México, with interest payable monthly at a fixed annual rate of 2.45% and U.S.$ 95.5 million was refinanced by Scotiabank Inverlat, S.A, with interest payable monthly at a fixed annual rate of 2.64%.

Share Repurchases

At our Ordinary Shareholders’ Meeting held on April 27, 2021, our shareholders authorized a repurchase program for up to Ps.3,000 million for repurchases for the twelve months following the meeting. Subsequently, at our Ordinary Shareholders’ Meeting held on September 14, 2021, our shareholders authorized the use of an additional amount of up to Ps.2,000 million for share repurchases.

As of December 31, 2021, the number of repurchased shares in treasury amounted to 13,273,970. We resumed our share repurchases on February 28, 2022, under the repurchase programs authorized on April 27, 2021 and September 14, 2021 and repurchased 1,781,466 additional shares through April 15, 2022. As of April 15, 2022, we held 15,055,436 shares in treasury at an average price per share of Ps.232.44 for a total of Ps.3,499.5 million.

Cancellation of Treasury Shares and Conversion of Series BB Shares

At our April 27, 2021, Extraordinary Shareholders’ Meeting, our shareholders approved the cancellation of 35,424,453 Series B shares previously repurchased by us and held as treasury shares. Article Six, Clause 2 of our bylaws establishes that our series BB shares may only represent up to 15% of our authorized capital stock. Consequently, because of the cancellation of the Series B shares approved at our Extraordinary Shareholders’ Meeting and to comply with the provisions of our bylaws, on April 29, 2021, Bancomext, as trustee of the trust in which AMP’s Series BB shares are held requested the conversion of 5,313,668 Series BB shares held by the trust to Series B shares. On July 5, 2021, simultaneous processes were initiated with the CNBV for the cancellation of the 35,424,453 Series B shares held in treasury and the conversion to Series B shares of 5,313,668 Series BB shares held in the AMP trust by Bancomext. For a description of the AMP trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

Developments related to the outbreak of the COVID-19

During 2021, the COVID-19 pandemic continued affecting our operations and passenger traffic, mainly during the first quarter. However, with the application of vaccines in Mexico and the United States, increased passenger confidence and demand for domestic and international travel, causing traffic to accelerate during the rest of the year and contributing to the significant recovery of results and cash flows for the year. Even though the results have been improving, we have been monitoring the indicators and impairment tests of long-lived assets, expected credit losses and recovery of deferred tax assets, and concluded that there were no significant impacts on our 2021 consolidated financial statements.

In 2021, we continued providing support to airlines and commercial clients according with our incentive program, in order to support their recovery from the adverse effects caused by the pandemic. With airlines, the incentive program provided discounts on airlines charges in accordance with the reactivation of previously existing routes and frequencies. In the case of commercial contracts, we granted monthly discounts on the guaranteed minimum rents, according to the percentage decrease in passenger traffic for each airport.

The COVID-19 outbreak, and measures taken to contain or mitigate it, have had, and may continue to have, adverse consequences for the global economy, including materially reducing demand for, and availability of, worldwide air travel and therefore has had, and may continue to have, a material adverse effect on our business and results of operations. COVID-19 led to travel restrictions imposed by governments, among other measures, flight cancellations, and a marked decline in passenger demand for air travel, domestically and worldwide. Among other adverse effects of the COVID-19 outbreak on our business, we experienced a decrease in passenger traffic (a 53.4% decrease for the period from April through December 2020, as compared to passenger traffic for the same period the previous year). Although passenger traffic in 2021 increased 57.1% as compared to 2020, 2021 passenger traffic was still down 11.8% as compared to 2019.

In 2021, we achieved positive cash flow from business operations, which was higher than our 2019 and 2020 cash flow. Cash and cash equivalents decreased by Ps.1,111.7 million, or 7.7%, from Ps.14,444.5 million in 2020 to Ps.13,332.9 million in 2021. As of March 31, 2022, the balance of our cash position was Ps.16,899.9 million, of which 39.6% was dollar-denominated, in order to fulfill our commitments with our employees, suppliers and creditors. Likewise, we monitored financial health indicators and performed tests for long-term asset impairment, expected credit losses and recovery of deferred tax assets, concluding that there were no significant impacts on our consolidated financial statements. Consequently, we reasonably anticipate that we will be able to meet all financial and operational obligations with our current cash and equivalents. We will continue to make decisions to face the adverse effects of the pandemic, seeking to adopt the measures necessary to preserve our liquidity and business continuity.

In addition, we continue complying with the health and safety protocols established by the authorities and agencies of each country in which we operate and are monitoring the developments of the COVID-19 outbreak closely. We have taken steps and implemented policies to safeguard our employees, businesses and communities surrounding our operations from the threats posed by the COVID-19 pandemic. We obtained the “Safe Travels” stamp granted by the World Travel and Tourism Council (WTTC), which certifies our commitment to comply with recommended COVID-19 health and hygiene protocols. Likewise, we were the first airport group in the world to certify all our airports in the Accreditation of Sanitary Measures for Airports (AHA) program by ACI (Airports Council International), this program helps evaluate the new sanitary measures and procedures implemented as a result of the COVID-19 pandemic in accordance with the recommendations issued by the ICAO Aviation Recovery Working Group (CART), in line with the sanitary protocols of the European Aviation Safety Agency (EASA) and the European Center for Disease Prevention and Control (ECDC).

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

Fluctuation of the Peso

Because tariffs in U.S. dollars in Mexico are invoiced considering the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in our exceeding our maximum rates, which would be a violation of our concession and may require us to issue rebates to airline customers to avoid exceeding our maximum rates. As long as we are able to ensure that our revenues do not exceed our maximum rates, a depreciation in the peso has a positive effect on our revenues from a commercial and aeronautical operations perspective while an appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and some of our contracts with commercial services providers are denominated in U.S. dollars, but only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation in the peso against the U.S. dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. See “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

During 2019, the peso/U.S. dollar exchange rate fluctuated, but the peso appreciated for the year and was Ps.18.84 per U.S. dollar on December 31, 2019. In 2020, the peso depreciated for the year and closed at Ps.19.95 per U.S. dollar on December 31, 2020. In 2021, the peso depreciated for the year and closed at Ps.20.58 per U.S. dollar on December 31, 2021. On April 15, 2022, the exchange rate was Ps.19.9530 per U.S. dollar.

Passenger and Cargo Volumes

The following table sets forth certain operating and financial information relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2019(1)		2020		2021
Macroeconomic indicators:
Change in Mexican GDP (2)		(0.1)%		(8.2)%		5.0%
Change in Mexican CPI (3)		2.8%		3.2%		7.4%
Change in U.S. GDP (4)		2.2%		(3.5)%		6.9%
Change in U.S. CPI (5)		2.2%		1.4%		7.0%
Passenger volumes (thousands of passengers) (6):
Domestic terminal passengers in Mexico		27,872.3		16,784.2		25,804.4
International terminal passengers in Mexico		15,719.9		8,303.4		13,720.5
Mexican total terminal passengers		43,592.2		25,087.6		39,524.9
Domestic terminal passengers in Jamaica		12.4		2.3		1.2
International terminal passengers in Jamaica		5,104.0		2,237.6		3,411.2
Jamaican total terminal passengers		5,116.4		2,239.9		3,412.3
Total terminal passengers (thousands)		48,708.5		27,327.5		42,937.2
Cargo volumes (thousands of cargo units) (6):
Cargo units in Mexico		2,145.6		2,080.9		2,572.9
Cargo units in Jamaica		90.7		142.3		162.7
Total workload units		50,947.1		29,550.8		45,672.7
Other operating and financial information:
Change in total terminal passengers		8.4%		(43.9)%		57.1%
Change in total workload units		8.0%		(42.0)%		54.6%
Aeronautical revenues (millions of pesos)	Ps.	10,547.7	Ps.	7,225.7	Ps.	11,984.0
Change in aeronautical revenues		11.0%		(31.5)%		65.9%
Aeronautical revenues per workload unit	Ps.	207.0	Ps.	244.5	Ps.	262.4
Change in aeronautical revenues per workload unit		2.8%		18.1%		7.3%
Non-aeronautical revenues (millions of pesos)	Ps.	3,771.5	Ps.	2,448.1	Ps.	3,662.4
Change in non-aeronautical revenues		18.5%		(35.1)%		49.6%
Non-aeronautical revenues per terminal passenger	Ps.	77.4	Ps.	89.6	Ps.	85.3
Change in non-aeronautical revenues per terminal passenger		9.3%		15.7%		(4.8)%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	In real terms, as reported by INEGI.
(3)	As reported by INEGI.
(4)	In real terms, as reported by the U.S. Bureau of Economic Analysis.
(5)	As reported by the U.S. Bureau of Labor Statistics.
(6)

Under the regulation applicable to our aeronautical revenues, one workload unit is equivalent to one terminal passenger or one cargo unit. One workload unit is equivalent to 100 kilograms (220 pounds) of cargo.

Volumes in Mexico

The majority of the passenger traffic volume in our Mexican airports is made up of domestic passengers. In 2019, 2020 and 2021 approximately 63.9%, 66.9% and 65.3% of the terminal passengers using our Mexican airports were domestic. The total number of domestic terminal passengers for 2021 increased 53.7% as compared to 2020, and the total number of domestic terminal passengers in 2020 decreased 39.8% as compared to 2019. In addition, of the international passengers traveling through our Mexican airports, approximately 97.5% traveled on flights originating in or departing to the United States during 2021, as compared to 89.6% and 89.7% in 2020 and 2019, respectively. Accordingly, our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by

U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2021, we had 39.5 million terminal passengers (25.8 million domestic and 13.7 million international), of which 112.5 thousand were on general aviation flights, and an additional 89.8 thousand were transit passengers. Approximately 30.7% of our transit passengers were handled at our Hermosillo airport.

Volumes in Jamaica

The majority of the passenger traffic volume in Jamaica is made up of international passengers. In 2021, approximately 99.9% of the terminal passengers using our Jamaican airports were international. Additionally, of the international passengers traveling through the Montego Bay and Kingston airport, approximately 91.1% and 71.2%, respectively, traveled on flights originating in or departing to the United States during 2021.

In 2021, MBJA had 2.6 million terminal passengers, of which approximately 11.3 thousand were on general aviation flights and an additional 7.3 thousand were transit passengers.

In 2021, NMIA had 830.5 thousand terminal passengers, of which approximately 6.2 thousand were on general aviation flights and an additional 0.09 thousand were transit passengers.

Classification of Revenues

We classify our revenues into three categories: (i) revenues from aeronautical services; (ii) revenues from non-aeronautical services; and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2019, 2020 and 2021 with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 65.0%, 60.9% and 63.0%, respectively, of total revenues. In 2019, 2020 and 2021, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 23.2%, 20.6% and 19.3%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 73.7% and 26.3%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2019, 74.7% and 25.3%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2020 and 76.6% and 23.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2021. In 2019, 2020 and 2021, revenues from improvements to concession assets accounted for 11.8%, 18.5% and 17.7%, respectively, of our total revenues.

Our revenues from aeronautical services are subject to price regulation under the applicable maximum rate at each of our airports, and principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, leasing of space in our airports to airlines and complementary services (i.e., fees from handling and catering providers, permanent ground transportation operators and access fees from fuel providers at our airports).

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

Aeronautical Services Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2019(1)			2020			2021
	Amount		Percent	Amount		Percent	Amount		Percent
		(millions of pesos, except percentages and workload unit data)
Aeronautical Services Revenues:
Passenger charges	Ps.	8,589.3	81.4%	Ps.	5,929.6	82.1%	Ps.	9,976.6	83.2%
Aircraft landing charges		862.8	8.2		536.3	7.4		930.4	7.8
Aircraft parking charges		174.4	1.7		140.6	1.9		225.4	1.9
Airport security charges		263.4	2.5		193.1	2.7		303.1	2.5
Passenger walkway charges		38.7	0.4		19.7	0.3		27.3	0.2
Leasing of space to airlines		164.4	1.6		129.1	1.8		175.1	1.5
Revenues from complementary service providers (2)		454.7	4.3		277.3	3.8		346.1	2.9
Total Aeronautical Services Revenues	Ps.	10,547.7	100.0%	Ps.	7,225.7	100.0%	Ps.	11,984.0	100.0%
Other Information:
Total workload units (millions) (3)		50.9			29.6			45.7
Total aeronautical revenues per workload unit	Ps.	207.0		Ps.	244.5		Ps.	261.9
Change in aeronautical revenues (4)			11.0%			-31.5%			65.9%
Change in total aeronautical revenues per workload unit (4)			2.8%			18.1%			7.2%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific tariffs are structured such that most of our aeronautical revenues are derived from passenger charges, and we expect that this will continue to be the case in any future agreements. We earn passenger charges from each departing passenger at our airports (except certain exclusions in each of Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2019, 2020 and 2021, passenger charges represented 81.4%, 82.1% and 83.2%, respectively, of our aeronautical services revenues and 52.9%, 50.0% and 52.5%, respectively, of our total revenues (in 2019, 2020 and 2021 passenger charges represented 60.0%, 61.3% and 63.8%, respectively, of the sum of aeronautical and non-aeronautical revenues).

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2019(1)		2020		2021
	Passengers	% change	Passengers	% change	Passengers	% change
	(in thousands, except percentages)
Guadalajara	6,813.3	3.2%	3,691.6	(45.8)%	5,538.8	50.0%
Tijuana	4,263.8	14.4	3,022.7	(29.1)	4,592.5	51.9
Los Cabos	2,767.8	6.8	1,525.3	(44.9)	2,738.7	79.6
Puerto Vallarta	2,476.9	6.1	1,254.8	(49.3)	1,995.5	59.0
Montego Bay	2,347.7	5.0	824.5	(64.9)	1,281.8	55.5
Guanajuato	1,342.4	17.7	674.3	(49.8)	1,037.9	53.9
Hermosillo	897.2	7.3	468.0	(47.8)	745.0	59.2
Mexicali	574.5	5.8	331.1	(42.4)	492.8	48.8
Morelia	441.9	23.2	307.0	(31)	470.7	53.3
La Paz	492.0	9.5	279.7	(43.1)	450.0	60.9
Kingston	187.2	100.0	315.9	68.8	406.9	28.8
Aguascalientes	419.1	(0.9)	230.8	(44.9)	387.7	68.0
Los Mochis	192.1	14.3	104.5	(45.6)	181.1	73.3
Manzanillo	83.8	1.1	41.8	(50.1)	62.5	49.5
Total	23,299.7	8.4%	13,072.0	(43.9)%	20,381.9	55.9%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.

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

For the period from January 1, 2015, until December 31, 2019, the efficiency factor was 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican PPI), decreased 0.7% in 2019, mainly as a result of the efficiency factor. At the same time, the Mexican PPI, excluding petroleum, increased by 0.6% in 2019. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased 0.2% in 2019. The total workload units at our Mexican airports were 45.7 million in 2019, representing an increase of 7.4% in 2019. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2019, average aeronautical revenues per workload unit were Ps.207.0, which represented an increase of 2.8%. This increase resulted mainly from increases in traffic and tariffs due to adjustments for inflation.

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

For the period from January 1, 2020 until December 31, 2024, the efficiency factor was 0.70%. Our weighted average maximum tariffs, as determined by the SCT (prior to inflation adjustments using the Mexican PPI), increased 14.9% in 2020 and 7.5% in 2021, mainly as a result of the new airport maximum tariffs approved. At the same time, the Mexican PPI, excluding petroleum, increased by 5.2% in 2020 and 10.2% in 2021. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased 18.1% in 2020 and 10.1% in 2021. The total workload units at our Mexican airports were 27.2 million in 2020 and 42.1 million in 2021, representing a decrease of 40.6% in 2020 and an increase of 55.0% in 2021. Accordingly, when calculating aeronautical revenue per workload units, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2020, average aeronautical revenues per workload unit were Ps.227.3, which represented an increase of 16.9%. During 2021, average aeronautical revenues per workload unit were Ps.248.9, which represented an increase of 9.5%. These increases resulted mainly from increases in tariffs due to adjustments for inflation in our new Master Development Programs.

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

For MBJA, the airport charges were established with the concession on April 12, 2003. Regulated aeronautical charges are reviewed every five years. Aeronautical charges were adjusted by 2.1% in 2019. In 2020, the new revenue per passenger yield for the five-year period from 2020-2024 went into effect as of January 1, 2020. Passenger charges and other aeronautical charges increased by 21.1% and 2.0%, respectively, in 2020 and did not increase in 2021.

For NMIA, maximum rates for the five-year period from 2020-2024 went into effect as of April 1, 2020. Thereafter, regulated aeronautical charges will be reviewed every five years. Aeronautical (Landing parking and bridge) charges increased by 10.3% and passenger and security charges increased by 48.5% in 2020 and did not increase in 2021.

We filed a petition to review the tariffs, capital expenditures and the terms and conditions of the Concession Agreement for both airports due to the traffic impact of the COVID-19 pandemic. Our petition is under review, we expect a final decision during 2022.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s and PACKAL’s maximum regulated charges and the procedures for setting maximum regulated charges for future periods.

Non-Aeronautical Services Revenues

Non-aeronautical services historically generate a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 23.2%, 20.6% and 19.3% of total revenues in 2019, 2020 and 2021, respectively. Non-aeronautical revenues per terminal passenger were Ps.77.4, Ps.89.6 and Ps.85.3 in 2019, 2020 and 2021, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation systems.

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

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Services Revenues

	Year ended December 31,
	2019(1)			2020			2021
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and workload unit data)
Non-aeronautical Services Revenues:
Businesses operated by third parties:
Leasing of space (2)	Ps.	246.1	6.5%	Ps.	207.8	8.5%	Ps.	242.9	6.6%
Car rentals		378.6	10.0		283.3	11.6		401.6	11.0
Food and beverage operations		482.5	12.8		304.8	12.4		517.3	14.1
Retail operations		380.9	10.1		253.8	10.4		401.6	11.0
Duty-free operations		527.3	14.0		312.5	12.8		537.1	14.7
Timeshare operators		222.4	5.9		102.7	4.2		189.2	5.2
Ground transportation		143.2	3.8		96.8	4.0		140.7	3.8
Communications and financial services		87.6	2.3		63.7	2.6		80.7	2.2
Other		65.8	1.8		78.7	3.2		118.7	3.2
Total businesses operated by third parties:		2,534.4	67.2%		1,704.1	69.6%		2,629.8	71.8%
Businesses operated directly by us:
Car parking charges		368.7	9.8		234.5	9.6		388.1	10.6
VIP lounges		273.1	7.2		144.9	5.9		53.2	1.5
Advertising		193.7	5.1		88.9	3.6		219.5	6.0
Convenience stores		165.6	4.4		102.1	4.2		185.3	5.1
Total businesses operated directly by us:		1,001.1	26.5		570.4	23.3		846.2	23.1
Recovery of costs (3)		236.0	6.3		173.5	7.1		186.5	5.1
Total non-aeronautical services revenues	Ps.	3,771.5	100.0%	Ps.	2,448.1	100.0%	Ps.	3,662.4	100.0%
Other Information:
Total terminal passengers (millions)		48.7			27.3			42.9
Non-aeronautical revenues per terminal passenger	Ps.	77.4		Ps.	89.6		Ps.	85.3
Change in non-aeronautical revenues per terminal passenger (year-on-year)			9.2%			15.7%			(4.8)%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.

(2)	Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

During 2019, 2020 and 2021, non-aeronautical revenues were Ps.3,771.5 million, Ps.2,448.1 million and Ps.3,662.4 million, respectively, representing an increase of 18.5% in 2019, a decrease of 35.1% in 2020 and an increase of 49.6% in 2021. During 2020 and 2021, the effects of the COVID-19 pandemic were the primary factor affecting non-aeronautical revenues as a result of the decrease in passenger traffic as well as the discounts and other benefits granted to our tenants, in order to provide them with liquidity to restart their operations after the COVID-19 lockdowns were lifted. In 2021, revenues from non-aeronautical services in our airports accounted for 19.3% of the total revenues generated by our airports (in 2021, non-aeronautical revenues represented 23.4% of the sum of aeronautical and non-aeronautical revenues). While we believe that aeronautical revenues will continue to represent a majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues, except in the years in which the maximum tariffs are reset.

In 2021, non-aeronautical revenues per terminal passenger decreased from Ps.89.6 in 2020 to Ps.85.3 in 2021, representing a decrease of 4.8% from 2020 to 2021. This decline is due to the fact that during 2021, as a result of the recovery of the industry from the effects of the COVID-19 pandemic, the number of terminal passengers increased 57.1% while non-aeronautical services increased 49.6%.

Non-aeronautical revenues per terminal passenger show the average revenue generated by the commercial areas of our airports, and it is calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. Therefore, if non-aeronautical revenues decline proportionately less than the decline in the number of terminal passengers during a period, non-aeronautical revenues per terminal passenger will increase despite the decrease in non-aeronautical revenues. Non-aeronautical revenues per terminal passenger are principally affected by:

•	the commercial offer available at our airports;
•	opening of new commercial spaces at our airports;
•	the level of passenger traffic; and
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

Approximately 98.5% of the contracts with third-party tenants that could be arranged as royalty-based have already been executed under those conditions (representing approximately 90.4% of our total non-aeronautical revenues). Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

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

Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to our passenger traffic, which is the main driver of our revenues. In 2019, we recognized Ps.1,906.8 million in revenues from improvements to concession assets. This represented an increase of 32.4% as compared to 2018, due to higher investment commitments under our Master Development Programs. In 2020, we recognized Ps.2,192.6 million in revenues from improvements to concession assets. This represented an increase of 15.0% as compared to 2019, which was the last year under the Master Development Programs for the 2015-2019 period. During 2021, we recognized Ps.3,368.5 million in revenues from improvements to concession assets. This represented an increase of 53.6% as compared to 2020, due to higher investment commitments under our Master Development Programs.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2019(1)		2020		2021
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and passenger data)
Operating Costs:
Cost of services:
Employee costs	Ps.	877.1	Ps.	970.5	Ps.	1,115.8	15.0%
Maintenance		578.5		426.5		546.5	28.1
Safety, security and insurance		428.2		458.3		510.4	11.4
Utilities		380.4		355.6		391.8	10.2
Other (2)		480.7		457.8		425.1	(7.2)
Total cost of services		2,744.9		2,668.7		2,989.6	12.0
Technical assistance fees		461.5		289.1		526.2	82.0
Concession taxes		1,318.2		908.3		1,231.0	35.5
Depreciation and amortization:
Depreciation (3)		446.5		495.3		546.1	10.3
Amortization (4)		1,329.6		1,505.1		1,504.4	(0.1)
Total depreciation and amortization		1,776.1		2,000.4		2,050.5	2.5
Other (income) expenses - net		1.2		(12.7)		(8.2)	(35.3)
		6,302.0		5,853.8		6,789.2	16.0%
Cost of improvements to concession assets		1,906.8		2,192.6		3,368.5	53.6
Total operating costs	Ps.	8,208.8	Ps.	8,046.4	Ps.	10,157.7	26.2%
Other Information:
Total workload units (thousands) (5)		50,947.1		29,550.8		45,672.8	54.6
Cost of services per workload unit	Ps.	53.9	Ps.	90.3	Ps.	65.5	(27.5)%
Cost of services / the sum of aeronautical and non-aeronautical revenues (6)		19.2%		27.6%		19.1%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	Includes both the “Allowance for expected credit loss” and “other operating costs”.
(3)	Reflects depreciation of machinery, equipment and improvements on leased buildings.
(4)	Reflects amortization of our improvements of concession assets, concessions and other acquired rights.
(5)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(6)	Cost of services divided by the sum of aeronautical and non-aeronautical revenues, expressed as a percentage.

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

Our cost of services per workload unit was Ps.53.9 in 2019, Ps.90.3 in 2020 and Ps.65.5 in 2021, an increase of 67.6% from 2019 to 2020 due to the decrease in workload units and a decrease of 27.5% from 2020 to 2021 due to increase in workload units. In 2021, cost of services increased by 12.0% or Ps.321.0 million, while total workload units increased by 54.6%. This increase was primarily due to an increase in employee costs of Ps.145.3 million, an increase in maintenance costs of Ps.120.0 million, a Ps.52.1 million increase in safety and security costs and a Ps.36.3 million increase in utilities, and partially offset by a Ps.32.8 million decrease in other costs. Cost of services increased by Ps.352.6 million, or 17.7% for our Mexican airports, which was mainly due to a Ps.144.6 million increase in employee costs, a Ps.121.2 million increase in maintenance, a Ps.67.7 million increase in safety and security costs and Ps.21.4 million increase in utilities, and partially offset by a decrease in other costs of Ps.2.4 million. Cost of services at the Montego Bay airport increased by Ps.3.0 million, mainly due to a Ps.7.7 million increase in utilities, a Ps.5.2 million increase in other costs and a Ps.0.2 million increase in employee costs, and partially offset by a decrease of Ps.3.2 million in maintenance costs and a Ps.6.8 million decrease in safety, security and insurance costs. Cost of services for PACKAL decreased by Ps.34.4 million mainly due to a Ps.35.4 million decrease in other costs and a Ps.8.8 million decrease in safety, security and insurance costs, and partially offset by a Ps.7.2 million increase in utilities, a Ps.2.0 million increase in maintenance costs and a Ps.0.5 million increase in employee costs. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased by 1,712 basis points from 39.5% in 2020 to 56.6% in 2021, mainly as a result of a generalized increase in revenues resulting from the recovery of passenger traffic after the initial COVID-19 lockdowns.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated income from operations, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. In 2019, 2020 and 2021, this fee was Ps.461.5 million, Ps.289.2 million and Ps.526.2 million, respectively.

Technical Assistance Fees in Jamaica

Neither MBJA nor NMIA have a technical assistance agreement with third parties in place.

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

In 2019, 2020 and 2021, this tax amounted Ps.599.1 million, Ps.406.0 million and Ps.662.6 million, respectively.

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

According to the Concession Agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan or other payment to MBJA’s shareholders. To date, MBJA’s IRR Hurdle has not been reached; the aggregate as of December 2021 was 19.0%.

The concession fee applied in 2019 was U.S.$2.93 per workload unit serviced. In 2019, the sum of these monthly and annual concession fees was Ps.611.5 million. The concession fee applied in 2020 was U.S.$2.94 per workload unit serviced. In 2020, the sum of these monthly and annual concession fees was Ps.208.2 million. The concession fee applied in 2021 was U.S.$3.06 per workload unit serviced. In 2021, the sum of these monthly and annual concession fees was Ps.173.0 million.

The additional concession fee for the concession year ending March 2019, March 2020 and March 2021 was U.S.$16.9 million, U.S.$17.2 million and U.S.$8.5, respectively.

Under the terms of the NMIA Concession Agreement and the relevant tax legislation, PACKAL is required to pay a monthly concession fee of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues of NMIA, to the Jamaican government to allow it to use and develop the assets subject to the concession, except for certain cost recovery allowances.

From October 10, 2019 through December 31, 2019 PACKAL paid Ps.107.6 million in concession fees. For 2020 and 2021, PACKAL paid Ps.294.1 million and Ps.395.5 million, respectively, in concession fees.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we amortize the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs. In 2019, these write-offs totaled Ps.46.8 million. In 2020, we did not write off any amounts. In 2021, these write-offs totaled Ps.10.3 million. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10 and 11 to our audited consolidated financial statements.

Depreciation and Amortization of Jamaican Assets

Our depreciation and amortization expenses in Jamaica primarily reflect the amortization of our investment in our Jamaican airports, the value of certain fixed assets the airports acquired pursuant to the investment requirements under their respective Capital Development Programs and amortization of MBJA and NMIA concessions’ fair value. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10 and 11 to our audited consolidated financial statements.

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

Our effective tax rates in 2019, 2020 and 2021 were 25.8%, 19.6% and 22.8%, respectively.

In 2021, our effective tax rate increased 323 basis points as compared to 2020, resulting from a Ps.1,593.2 million increase in our current tax expense due to a 220.8% increase in our income before income taxes as a result of the recovery from the COVID-19 pandemic lockdowns. This increase was also due to a Ps.274.7 million increase in deferred income tax benefits due to higher inflation, which increased from an inflation rate of 3.2% in 2020 to an inflation rate of 7.4%, in 2021.

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

We paid Ps.2,163.1 million, Ps.812.0 million and Ps.1,017.1 million, in corporate taxes in 2019, 2020 and 2021, respectively, representing 29.4%, 34.0% and 13.0% of our earnings before taxes.

Taxation in Mexico

Beginning in 2014, the Mexican income tax rate was set at 30%. The income tax rate applies to all of our Mexican entities except for those entities with operations located on the Mexican side of the border with the United States, which is subject to an income tax rate of 20% pursuant to the Decree for Fiscal Incentives in the Northern Border Region (Decreto de Estímulos Fiscales Región Fronteriza Norte). On December 30, 2020, the Mexican government published a decree in the Official Gazette that extends the period during which the 20% income tax rate will apply to December 31, 2024.

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

According to the mechanism established to recover existing asset tax credit carryforwards, which ultimately benefit us, we had ten years beginning in 2008 to recover those existing asset tax credits. Based on our financial projections for 2008 to 2017, we recognized a Ps.354.9 million previously paid recoverable tax on assets in 2007. In 2019 and 2020, we recovered Ps.18.5 million and Ps.14.9 million, respectively, of such amount recognized in 2007. In 2021, we did not recover additional asset tax credit carryforwards and believe no additional asset tax credit carryforward is recoverable.

Taxation in Jamaica

Jamaican companies, including our Jamaican airports, are required to pay corporate income tax on taxable profit, employer taxes on certain employee costs and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if any dividends are paid to shareholders in the subsequent fiscal years, based on a prescribed formula. In 2019, 2020 and 2021, MBJA incurred U.S.$9.7 million (Ps.186.8 million), U.S.$1.0 million (Ps.21.1 million) and U.S.$6.9 million (Ps.139.2 million), respectively, in corporate income tax liabilities. From October 10, 2019 through December 31, 2019 and in 2020 and 2021, PACKAL did not incur corporate income tax liabilities for the period due to the fact that expenses exceeded income for the period.

Employee Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer. The profit sharing is derived from the taxable income for the year as adjusted by the income tax for the year as modified per certain provisions. As a result of the 2021 Labor Reform, the employee profit sharing distribution is capped at three months’ employee salary or the average distribution made over the previous three years, whichever is higher. Therefore, the effective payment for this concept is significant less than the established percentage.

Employee Profit Sharing in Jamaica

Our Jamaican airports are not subject to an employee profit sharing regime.

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted to Ps.8.0 million in 2019, Ps.8.7 million in 2020 and Ps.9.7 million in 2021.

Employee Retirement Plans in Jamaica

MBJA participates in a defined contribution pension scheme, the assets of which are held in a separate fund administered by trustees and a fund Administrator. Under this contribution pension scheme MBJA pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. MBJA’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.2.7 million in 2019, Ps.0.9 million in 2020 and Ps.1.6 million in 2021.

As of October 10, 2020 PACKAL participates in a defined contribution pension scheme, given that all employees are permanent. The assets of the pension are held in an Approved Retirement Scheme. Under this contribution pension scheme, PACKAL pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. PACKAL’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.0.4 million in 2020 and Ps.1.0 million in 2021.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and the Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2019	2020	2021
(Appreciation) Depreciation of the Mexican peso as compared to the U.S. dollar (1)	(4.3)%	5.9%	3.3%
Mexican inflation rate (2)	2.8%	3.2%	7.4%
U.S. inflation rate (3)	2.3%	1.4%	7.0%
Increase in Mexican GDP (4)	(0.1)%	(8.2)%	5.0%

(1)

Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.18.8452 per U.S.$1.00 as of December 31, 2019, Ps.19.9487 per U.S.$1.00 as of December 31, 2020 and Ps.20.5835 per U.S.$1.00 as of December 31, 2021.

(2)	Based on changes in the Mexican CPI from the previous period, as reported by INEGI. The Mexican CPI at year-end was 105.934 in 2019, 109.272 in 2020 and 117.308 in 2021.
(3)	As reported by the U.S. Bureau of Labor Statistics.
(4)	Estimated as reported by INEGI.

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

•

Passenger charges. Passenger charges for international passengers are currently denominated in U.S. dollars but are invoiced and collected in pesos. Meanwhile, passenger charges for domestic passengers are denominated in pesos. Consequently, an appreciation of the peso against the U.S. dollar could cause declines in our revenues from passenger charges for international passengers and consequently our aeronautical revenues. This would also produce a decline in peso-denominated revenues when compared with the previous year, because our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid for in Mexican pesos based on the average exchange rate for the month prior to each flight on which the charge is incurred.

•

Finance income (cost). As required by IFRS, our finance income (cost) reflects gains or losses from foreign exchange and gains and losses from interest earned or incurred, and as a consequence a depreciation or appreciation of the peso would impact the finance income (cost).

•

Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2019, 2020 and 2021, we collected passenger charges from airlines within an average period of 54, 67 and 62 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SCT at least three times. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

•

Non-aeronautical revenues. In addition, some of our non-aeronautical revenue contracts are denominated and invoiced in U.S. dollars; however, some of them are collected in Mexican pesos. Consequently, an appreciation of the peso against the U.S. dollar would cause declines in our revenues from these U.S. dollar-denominated contracts.

Results of Operations by Subsidiary

Historically, our most profitable airports have been our Guadalajara, Los Cabos, Montego Bay and Puerto Vallarta international airports, which handle the majority of our international passengers. However, in 2020 due to the impact of the COVID-19 pandemic on our airports in tourist areas, our Tijuana airport was our second airport with the most passenger traffic. In 2020, our Tijuana airport had the lowest percentage decrease in passenger traffic (a decrease of 29.2% as compared to 2019). In 2021, our Tijuana airport had the highest percentage increase in passenger traffic (an increase of 8.4% as compared to 2019).

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

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations

		Year ended December 31,
	2019		2020		2021
		(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	2,978,617	Ps.	2,103,574	Ps.	3,296,419
Non-aeronautical services		938,445		591,789		783,252
		3,917,062		2,695,364		4,079,672
Improvements to concession assets (1)		858,807		614,479		1,463,854
Total revenues		4,775,868		3,309,842		5,543,525
Total costs		2,176,553		1,837,386		1,465,468
Costs of operations (2)		867,224		752,508		972,506
Cost of improvements to concession assets (1)		858,807		614,479		1,463,854
Depreciation and amortization		346,587		368,964		390,393
Other expense		103,935		101,435		102,569
Income from operations		2,599,316		1,472,456		2,614,203
Operating margin (3)		54.43%		44.49%		47.16%
Tijuana:
Revenues:
Aeronautical services	Ps.	1,568,297	Ps.	1,192,187	Ps.	1,944,451
Non-aeronautical services		454,098		335,419		431,706
		2,022,396		1,527,606		2,376,156
Improvements to concession assets (1)		300,221		681,755		876,292
Total revenues		2,322,617		2,209,360		3,252,448
Total costs		1,047,716		1,407,306		1,756,191
Costs of operations (2)		447,599		406,858		550,855
Cost of improvements to concession assets (1)		300,221		681,755		876,292
Depreciation and amortization		206,983		254,634		255,470
Other expense		92,914		64,059		73,574
Income from operations		1,274,901		802,055		1,496,257
Operating margin (3)		54.89%		36.30%		46.00%
Los Cabos:
Revenues:
Aeronautical services	Ps.	1,364,746	Ps.	971,021	Ps.	2,003,087
Non-aeronautical services		787,424		460,939		839,580
		2,152,170		1,431,961		2,842,667
Improvements to concession assets (1)		299,155		339,231		520,812
Total revenues		2,451,326		1,771,191		3,363,479
Total costs		1,053,998		1,014,561		1,401,722
Costs of operations (2)		475,215		367,048		577,543
Cost of improvements to concession assets (1)		299,155		339,231		520,812
Depreciation and amortization		234,669		265,581		261,466
Other expense		44,958		42,702		41,901
Income from operations		1,397,328		756,630		1,961,757
Operating margin (3)		57.00%		42.72%		58.33%

	Year ended December 31,
	2019		2020		2021
		(thousands of pesos, except percentages)
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	1,183,610	Ps.	776,424	Ps.	1,336,177
Non-aeronautical services		455,699		266,442		389,823
		1,639,309		1,042,866		1,726,000
Improvements to concession assets (1)		57,697		67,026		285,667
Total revenues		1,697,007		1,109,892		2,011,667
Total costs		645,337		583,131		929,510
Costs of operations (2)		357,132		294,821		393,268
Cost of improvements to concession assets (1)		57,697		67,026		285,667
Depreciation and amortization		156,383		168,579		176,562
Other expense		74,125		52,705		74,012
Income from operations		1,051,669		526,761		1,082,157
Operating margin (3)		61.97%		47.46%		53.79%
Montego Bay:
Revenues:
Aeronautical services	Ps.	1,512,164	Ps.	695,879	Ps.	1,004,076
Non-aeronautical services		585,325		327,158		454,519
		2,097,489		1,023,037		1,458,595
Improvements to concession assets (1)		136,363		138,768		93,205
Total revenues		2,233,853		1,161,805		1,551,800
Total costs		1,604,825		1,250,706		1,145,544
Costs of operations (2)		1,068,338		598,063		565,828
Cost of improvements to concession assets (1)		136,363		138,768		93,205
Depreciation and amortization		399,738		512,098		485,814
Other expense		386		1,777		697
Income from operations		629,027		(88,901)		406,256
Operating margin (3)		28.16%		(7.65)%		26.18%
Guanajuato:
Revenues:
Aeronautical services	Ps.	584,650	Ps.	338,633	Ps.	570,402
Non-aeronautical services		180,327		113,826		131,977
		764,976		452,459		702,379
Improvements to concession assets (1)		32,853		36,334		8,947
Total revenues		797,829		488,793		711,326
Total costs		320,512		272,749		294,703
Costs of operations (2)		169,099		137,900		188,934
Cost of improvements to concession assets (1)		32,853		36,334		8,947
Depreciation and amortization		101,688		72,362		75,962
Other expense		16,873		26,153		20,860
Income from operations		477,317		216,044		416,623
Operating margin (3)		59.83%		44.20%		58.57%

	Year ended December 31,
	2019		2020		2021
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	337,380	Ps.	204,650	Ps.	341,493
Non-aeronautical services		97,696		64,609		70,135
		435,076		269,260		411,628
Improvements to concession assets (1)		3,332		19,329		17,148
Total revenues		438,408		288,588		428,776
Total costs		247,329		230,818		273,085
Costs of operations (2)		152,523		116,891		168,077
Cost of improvements to concession assets (1)		3,332		19,329		17,148
Depreciation and amortization		75,028		76,330		75,820
Other expense		16,446		18,269		12,040
Income from operations		191,079		57,770		155,691
Operating margin (3)		43.58%		20.02%		36.31%
Other Airport Subsidiaries (4) :
Revenues:
Aeronautical services	Ps.	1,018,256	Ps.	943,372	Ps.	1,487,850
Non-aeronautical services		265,281		283,982		343,913
		1,283,537		1,227,354		1,831,763
Improvements to concession assets (1)		218,371		295,658		102,587
Total revenues		1,501,910		1,523,012		1,934,350
Total costs		1,151,659		1,557,645		1,629,097
Costs of operations (2)		637,879		938,431		1,199,842
Cost of improvements to concession assets (1)		218,371		295,658		102,587
Depreciation and amortization		210,358		240,766		269,678
Other expense		85,051		82,790		56,990
Income from operations		350,251		(34,633)		305,253
Operating margin (3)		23.32%		(2.27%)		15.78%
Other Subsidiaries (5) :
Revenues:
Non-aeronautical services	Ps.	7,205	Ps.	3,889	Ps.	217,534
Total revenues		7,205		3,889		217,534
Total costs		(37,633)		(107,918)		(201,460)
Costs of operations (2)		349,624		253,651		130,041
Depreciation and amortization		44,703		41,046		59,373
Other (income)		(431,960)		(402,615)		(390,874)
Income from operations		44,838		111,807		418,995
Total:
Revenues:
Aeronautical services	Ps.	10,547,720	Ps.	7,225,742	Ps.	11,983,954
Non-aeronautical services		3,771,500		2,448,053		3,662,441
		14,319,220		9,673,795		15,646,395
Improvements to concession assets (1)		1,906,801		2,192,578		3,368,511
Total revenues		16,226,021		11,866,373		19,014,906
Total costs		8,208,783		8,046,384		10,157,714
Costs of operations (2)		4,524,633		3,866,170		4,746,895
Cost of improvements to concession assets (1)		1,906,801		2,192,578		3,368,511
Depreciation and amortization		1,776,137		2,000,361		2,050,539
Other expense (income)		1,212		(12,725)		(8,231)
Income from operations		8,017,238		3,819,989		8,857,192
Operating margin (3)		49.41%		32.19%		46.58%

(1)	Corresponds to recognition of revenues and costs pursuant to IFRIC 12.
(2)	Cost of operations includes cost of services, technical assistance fees and concession taxes.

(3)	We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.
(4)

Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis and Manzanillo airports. It also includes information for the Kingston airport for the period from October 10 to December 31, 2019 and for the full year in 2020 and 2021.

(5)	Other subsidiaries data reflects the results of operations of our principal holding company as well as those of our administrative, operating and car parking services providers.

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2019(1)		2020		2021		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	10,547,720	Ps.	7,225,742	Ps.	11,983,954	65.90%
Non-aeronautical services		3,771,500		2,448,053		3,662,441	49.60%
		14,319,220		9,673,795		15,646,395	61.70%
Improvements to concession assets		1,906,801		2,192,578		3,368,511	53.6%
Total revenues		16,226,021		11,866,373		19,014,906	60.20%
Operating costs:
Employee cost		877,068		970,481		1,115,750	15.00%
Maintenance		578,510		426,523		546,548	28.1%
Safety, security and insurance		428,208		458,316		510,440	11.4%
Utilities		380,370		355,562		391,836	10.2%
Allowance for expected credit loss		5,299		86,596		15,487	(82.1)%
Other operating cost		475,409		371,229		409,570	10.30%
Technical assistance fees		461,549		289,154		526,220	82.00%
Concession taxes		1,318,220		908,310		1,231,044	35.50%
Depreciation and amortization		1,776,137		2,000,360		2,050,539	2.5%
Other expense (income)		1,212		(12,726)		(8,231)	35.30%
Cost of improvements to concession assets		1,906,801		2,192,578		3,368,511	53.6%
Total costs		8,208,783		8,046,384		10,157,714	26.1%
Income from operations		8,017,238		3,819,989		8,857,192	132.10%
Finance cost
Finance income		665,829		410,512		420,271	2.4%
Finance cost		(1,425,746)		(1,514,250)		(1,686,540)	11.4%
Exchange gain, net		88,785		(330,484)		238,339	172.1%
Net finance (cost) income		(671,132)		(1,434,222)		(1,027,930)	(28.3)%
Share of (loss) profit of associate		79		3		1	100.0%
Income before income taxes		7,346,185		2,385,770		7,829,263	228.5%
Income tax expense		1,891,443		467,067		1,785,546	282.3%
Profit for the year		5,454,742		1,918,703		6,043,717	215.5%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(269,440)		580,308		30,810	(94.7)%
Cash flow hedges, effective portion of changes in fair value, net of income tax		(172,094)		(299,013)		500,765	(267.5)%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax		(1,404)		(16,658)		15,263	(191.6)%
Total comprehensive income for the year		5,011,804		2,183,340		6,590,555	145.7%
Profit for the year attributable to:
Controlling interest		5,360,152		1,968,856		5,997,492	(267.5)%
Non-controlling interesting		94,590		(50,153)		46,225	(192.2)%
Profit for the year		5,454,742		1,918,703		6,043,717	215.0%
Total comprehensive income for the year
Controlling interest		4,937,027		2,164,639		6,510,307	200.8%
Non-controlling interesting		74,777		18,701		80,248	329.1%
Total comprehensive income for the year		5,011,804		2,183,340		6,590,555	145.7%
Other operating data:
Operating margin (2)		49.4%		32.2%		46.6%	44.7%
Net margin (3)		33.6%		16.2%		31.8%	96.6%

(1)	Includes information for the Kingston airport for the period from October 10 to December 31, 2019.
(2)	Income from operations divided by total revenues, expressed as a percentage.
(3)	Profit for the year divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2021 Compared to the Year Ended December 31, 2020

Revenues

Total revenues increased by Ps.7,148.5 million, or 60.2%, from Ps.11,866.4 million in 2020 to Ps.19,014.9 million in 2021 as a result of the increase in passenger traffic and the increase in the maximum tariffs applicable for 2021. The total revenue increase was comprised by an increase of Ps.4,758.2 million, or 65.9%, in aeronautical services revenues, an increase of Ps.1,214.4 million, or 49.6%, in non-aeronautical revenues and an increase of Ps.1,175.9 million, or 53.6%, in revenues from improvements to concession assets, which increased as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased by Ps.4,758.2 million, or 65.9%, from Ps.7,225.7 million in 2020 to Ps.11,984.0 million in 2021, mainly due to an increase of Ps.4,304.5 million, or 69.7%, in revenues at our Mexican airports primarily as a result of an increase of Ps.3,752.1 million, or 70.1%, in revenues from passenger charges, due to the 57.5% increase in total passenger traffic as a result of the recovery from the impact of the COVID-19 pandemic and the increase in specific tariffs beginning in January 2021. Revenues from aircraft landing and parking fees in our Mexican airports increased by Ps.449.1 million, or 83.9%, while revenues from the leasing of space to airlines for ticket counters, airport security and complementary services increased by Ps.103.3 million, or 35.5%. Revenues from the Montego Bay airport increased by Ps.308.2 million, or 44.3%, in 2021 compared to 2020 mainly due to an increase in passenger traffic of 60.4% as a result of the lessening of travel restrictions in the country and an increase of the U.S. CPI of 7.0%. Revenues from PACKAL increased by Ps.145.5 million, or 41.1%, in 2021 compared to 2020 mainly due to an increase in passenger traffic of 31.9% as a result of the recovery from the impact of the COVID-19 pandemic.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.1,214.4 million, or 49.6%, from Ps.2,448.0 million in 2020 to Ps.3,662.0 million in 2021 primarily as a result of the recovery of total passenger traffic. Non-aeronautical services revenues at our Mexican airports increased Ps.1,066.0 million, or 53.5%, compared to 2020, driven mainly by an increase of Ps.777.9 million or 59.5%, in revenues from businesses operated by third parties. The increase in revenues from businesses operated by third parties was primarily driven by an increase in revenues from food and beverage operations, car rentals, duty-free stores, retail stores, timeshares and commercial spaces, which jointly increased by Ps.701.4 million or 70.8%. Revenues from businesses operated directly by us increased by Ps.307.3 million, or 39.9%, mainly due to an increase in car parking, convenience stores, advertising and VIP lounges revenues. Non-aeronautical services revenues from the Montego Bay airport increased by Ps.127,4 million, or 38.9% compared to 2020, mainly due to an increase in revenues from businesses operated by third parties by Ps.125.5 million, or 41.2%, primarily driven by an increase from duty-free stores, retail stores and leasing of space. Non-aeronautical services revenues from PACKAL increased by Ps.21.0 million, or 16.3%, compared to 2020, mainly as a result of an increase in revenues from businesses operated by third parties mainly retail stores revenues.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets increased by Ps.1,175.9 million, or 53.6%, from Ps.2,192.6 million in 2020 to Ps.3,368.5 million in 2021. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. During 2021, the main commitments of improvements to concession assets included: (i) rehabilitation and expansion of the terminal building and expansion of the general apron at the Los Cabos airport, (ii)  the construction of a new terminal processor building at the Tijuana airport, (iii) the construction of a new runway, taxiing runway parallel to the main runway, roads, hangar area and fire rescue service building at the Guadalajara airport, (iv) rehabilitation of the taxiway at the Puerto Vallarta airport, (v) the expansion of the checked baggage system at our airports in Mexico and (vi) the expansion of the Montego Bay airport terminal.

Revenues by Airport

Total revenues for the Guadalajara airport increased by Ps.2,233.7 million, or 67.5%, from Ps.3,309.8 million in 2020 to Ps.5,543.5 million in 2021 (revenues increased by Ps.1,384.3 million, or 51.4%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.1,192.8 million, or 56.7%, from Ps.2,103.6 million in 2020 to Ps.3,296.4 million in 2021. This increase in aeronautical services revenues was mainly due to a Ps.1,067.6 million, or 58.5%, increase in passenger charges driven by a 50.7% increase in passenger traffic and by the increase in specific tariffs beginning in January, 2021. Non-aeronautical services revenues increased by Ps.191.5 million, or 32.4%, from Ps.591.8 million in 2020 to Ps.783.3 million in 2021, this increase in non-aeronautical services revenues was primarily due to a Ps.183.4 million increase in revenues from businesses operated by third parties, mainly by an increase in retail, food and beverage operations, car rentals and duty-free operations. Revenues from business lines operated by us increased by Ps.8.7 million, or

4.4%, as a result of an increase in revenues from car parking charges and revenues in the VIP lounges offset by a decrease in advertising and convenience store revenues. Revenues from improvements to concession assets increased by Ps.849.4 million, or 138.2%, in 2021 as compared to 2020.

Total revenues for the Tijuana airport increased by Ps.1,043.1 million, or 47.2%, from Ps.2,209.4 million in 2020 to Ps.3,252.4 million in 2021 (revenues increased by Ps.848.6 million, or 55.5%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.752.3 million, or 63.1%, from Ps.1,192.2 million in 2020 to Ps.1,944.5 million in 2021. This increase in aeronautical services revenues was mainly due to an increase in passenger charges of Ps.684.5 million driven by a 53.2% increase in passenger traffic and by the increase in specific tariffs beginning in January 2021, as well as by an increase in revenues from landing charges, airport security charges, leasing of space to airlines and aircraft parking charges, which jointly increased by Ps.67.7 million. Non-aeronautical services revenues increased by Ps.96.3 million, or 28.7%, from Ps.335.4 million in 2020 to Ps.431.7 million in 2021, primarily due to an increase of Ps.73.3 million in revenues from business lines operated by third parties, composed mainly by an increase in revenues from food and beverage operations, retail, car rentals and leasing of spaces. Revenues from business lines operated by us increased by Ps.22.6 million, or 16.2%, as a result of an increase in revenues from car parking charges and convenience stores. Revenues from improvements to concession assets increased by Ps.194.5 million, or 28.5%, in 2021 as compared to 2020.

Total revenues for the Los Cabos airport increased by Ps.1,592.3 million, or 89.9%, from Ps.1,771.2 million in 2020 to Ps.3,363.4 million in 2021 (revenues increased by Ps.1,410.7 million, or 98.5%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.1,032.1 million, or 106.3% from Ps.971.0 million in 2020 to Ps.2,003.1 million in 2021. The increase in aeronautical services revenues was mainly due to a Ps.858.3 million, or 102.1%, increase in passenger charges driven by an 81.1% increase in passenger traffic and by the increase in specific tariffs beginning in January 2021, as well as increases in revenues from landing charges, aircraft parking charges and complementary service providers which jointly increased Ps.161.3 million. Non-aeronautical services revenues increased by Ps.378.6 million, or 82.1%, from Ps.460.9 million in 2020 to Ps.839.6 million in 2021, mainly due to a Ps.355.9 million increase in revenues from business lines operated by third parties, driven by an increase in food and beverage operations, duty-free operations, time share operations, retail and car rental as well as a Ps.13.7 million, or 20.0%, increase in revenues from business lines operated by us, driven mainly by an increase in revenues in convenience car parking charges and VIP lounge revenues. Revenues from improvements to concession assets increased by Ps.181.6 million, or 53.5%, in 2021, as compared to 2020.

Total revenues for the Puerto Vallarta airport increased by Ps.901.8 million, or 81.2%, from Ps.1,109.9 million in 2020 to Ps.2,011.7 million in 2021 (revenues increased by Ps.683.1 million, or 65.5%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.559.8 million, or 72.1%, from Ps.776.4 million in 2020 to Ps.1,336.2 million in 2021. This increase in aeronautical services revenues was primarily due to an increase in revenues from passenger charges of Ps.474.3 million, caused mainly by a 62.5% increase in passenger traffic and by the increase in specific tariffs as of January 1, 2021, as well as an increase in revenues of Ps.85.5 million from landing charges, aircraft parking charges, airport security charges and complementary service providers, jointly. Non-aeronautical services revenues increased by Ps.123.4 million, or 46.3%, from Ps.266.4 million in 2020 to Ps.389.8 million in 2021, due to a Ps.118.3 million increase in revenues from businesses operated by third parties, including retail operations, timeshare operation, car rentals, food and beverage operations and duty-free operations, and an increase in revenues from business lines operated by us of Ps.5.1 million, mainly due to increases in revenues from convenience stores and VIP lounges. Revenues from improvements to concession assets increased by Ps.218.6 million, or 326.2%, in 2021, as compared to 2020.

Total revenues for the Montego Bay airport increased by Ps.390.0 million, or 33.6%, from Ps.1,161.8 million in 2020 to Ps.1,551.8 million in 2021 (revenues increased by Ps.435.6 million, or 42.6%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.308.2 million, or 44.3%, from Ps.695.9 million in 2020 to Ps.1,004.1 million in 2021. This increase in aeronautical services revenues was mainly due to a Ps.207.1 million, or 47.6%, increase in revenues from passenger charges, as well as an increase of Ps.93.6 million, or 9.8%, in revenues from complementary service providers, landing charges and airport security charges, jointly. Non-aeronautical services revenues increased by Ps.127.4 million, or 38.9%, from Ps.327.2 million in 2020 to Ps.454.5 million in 2021, primarily due to a Ps.127.7 million increase in revenues from businesses operated by third parties, mainly due to an increase in revenues from duty-free operations, leasing of space, car rentals and food and beverage operations. Revenues from improvements to concession assets decreased by Ps.45.6 million, or 32.8%, in 2021, as compared to 2020.

Total revenues for the Guanajuato airport increased by Ps.222.5 million, or 45.5%, from Ps.488.8 million in 2020 to Ps.711.3 million in 2021 (revenues increased Ps.249.9 million, or 55.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.231.8 million, or 68.4%, from Ps.338.6 million in 2020 to Ps.570.4 million in 2021, mainly due to an increase in passenger charges of Ps.206,7 million, or 70.7%, driven by a 52.7% increase in passenger traffic and by the increase in specific tariffs as of January 1, 2021, as well as a Ps.25.1 million combined increase, in revenues from landing charges, aircraft parking charges, airport security charges, leasing of space to airlines and complementary service providers. Non-aeronautical services revenues increased by Ps.18.2 million, or 15.9%, from Ps.113.8 million in 2020 to Ps.132.0 million in 2021. This increase in non-aeronautical services revenues is a result of a Ps.23.6 million increase in revenues from businesses operated by third parties, and partially offset by a Ps.6.4 million decrease in revenues from businesses operated by us. Revenues from improvements to concession assets decreased by Ps.27.4 million, or 75.4%, in 2021, as compared to 2020.

Total revenues for the Hermosillo airport increased by Ps.140.2 million, or 48.6%, from Ps.288.6 million in 2020 to Ps.428.7 million in 2021 (revenues increased Ps.142.4 million, or 52.9%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.136.8 million, or 66.9%, from Ps.204.7 million in 2020 to Ps.341.5 million in 2021, mainly due to an increase in passenger charges of Ps.113.8 million, or 70.4%, caused by a 58.5% increase in passenger traffic and by the increase in specific tariffs as of January 1, 2021, as well as an increase of Ps.23.1 million jointly in revenues from landing charges, complementary service providers, aircraft parking charges, airport security charges and leasing of space to airlines. Non-aeronautical services revenues increased by Ps.5.5 million, or 8.6%, from Ps.64.6 million in 2020 to Ps.70.1 million in 2021, primarily due to a Ps.8.7 million increase in revenues from business lines operated by third parties, mainly due to an increase in revenues from car rentals and food and beverage operations partially offset by a Ps.3.2 million decrease in revenues from business lines operated by us, composed mainly by a decrease in revenues from advertising. Revenues from improvements to concession assets decreased by Ps.2.2 million, or 11.3%, in 2021, as compared to 2021.

Total revenues for our other seven airports increased by Ps.411.4 million, or 27.0%, from Ps.1,523.0 million in 2020 to Ps.1,934.4 million in 2021 (revenues increased by Ps.604.4 million, or 49.2%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues at these airports increased by Ps.544.5 million, or 57.7%, from Ps.943.4 million in 2020 to Ps.1,487.9 million in 2021, mainly due to an increase in passenger charges of Ps.434.7 million, or 67.3%, caused by a 54.0% increase in passenger traffic and by the increase in specific tariffs, as well as an increase of Ps.104.5 million in revenues from landing charges, airport security charges and aircraft parking charges. Non-aeronautical services revenues increased by Ps.59.9 million, or 21.1%, from Ps.284.0 million in 2020 to Ps.343.9 million in 2021, primarily due to a Ps.45.4 million increase in revenues from businesses operated by third parties, including from leasing space retail, car rental, retail operations, ground transportation and duty-free stores and a Ps.14.5 million increase in revenues from business lines operated by us, including revenues related to VIP lounges and car parking services. Revenues from improvements to concession assets decreased by Ps.193.1 million or 65.3%, in 2021, as compared to 2020.

Operating Costs

Total operating costs increased by Ps.2,111.3 million, or 26.2%, from Ps.8,046.5 million in 2020 to Ps.10,157.7 million in 2021, primarily due to an increase in operating costs for our Mexican airports of Ps.2,196.1 million, or 35.7%, from Ps.6,157.3 million in 2020 to Ps.8,353.4 million in 2021. Operating costs of MBJA decreased by Ps.100.8 million, or 8.1%, from Ps.1,252.8 million in 2020 to Ps.1,151.9 million in 2021. Operating costs of PACKAL increased by Ps.16.1 million, or 2.5%, from Ps.636.7 million in 2020 to Ps.652.4 million in 2021.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security and insurance, utilities and other expenses, increased by Ps.321.0 million, or 12.1%, from Ps.2,668.7 million in 2020 to Ps.2,989.7 million in 2021.

Cost of services for our Mexican airports increased by Ps.352.6 million, or 17.7%, in 2021 compared to 2020. The change in cost of services for these airports was composed primarily of the following factors:

•

Employee costs increased Ps.144.6 million, or 18.6%, compared to 2020, mainly due to the recognition of labor provisions in accordance with the Labor Reform and the hiring of additional personnel as required for airport operations.

•	Maintenance costs increased by Ps.121.2 million, or 36.3%, compared to 2020 because of the increase in essential maintenance as a result of the recovery in passenger traffic.
•	Utility costs increased by Ps.21.4 million, or 9.4%, compared to 2020, mainly due to an increase of Ps.33.6 million in electricity consumption as a result of the reopening of operational areas.
•

Safety, security and insurance costs increased Ps.67.7 million, or 22.5%, compared to 2020, mainly due to an increase in the number of security staff as compared to 2020 when the partial closure of some operating areas reduced the need for personnel.

•

Other operating expenses decreased by Ps.2.3 million, or 0.1%, mainly due to a Ps.45.3 million combined decrease in the allowance for credit losses, the purchase of sanitation supplies, the purchase of supplies and donations for the medical sector for the prevention of COVID-19 and publicity. This decrease was partially offset by a combined increase of Ps.42.6 million in the cost of goods and services for our VIP lounges, convenience stores and FBO services, among others.

Of our Mexican airports, the Guadalajara airport contributed the most to our cost of services in 2021, representing 21.0% of our total cost of services.

The cost of services at our Guadalajara airport increased by Ps.46.0 million, or 7.9%, from Ps.582.8 million in 2020 to Ps.628.8 million in 2021, mainly as a result of an increase of Ps.51.8 million in employee costs and Ps.27.1 million in maintenance expenses, and partially offset by a decrease of Ps.54.7 million in other operating expenses.

Costs of services at the Montego Bay airport increased by Ps.2.8 million, or 0.7%, in 2021 compared to 2020. The change in cost of services for this airport was primarily as a result of an increase of Ps.7.6 million in utility costs and Ps.5.0 million in other operating expenses, and partially offset by a decrease of Ps.6.8 million in safety, security and insurance expenses and of Ps.3.2 million in maintenance costs.

Costs of services for PACKAL decreased by Ps.34.4 million, or 12.3%, in 2021 compared to 2020. The change in cost of services for this airport was primarily as a result of decreases of Ps.35.4 million in other operating expenses, Ps.8.8 million in safety and security costs, and partially offset by increases of Ps.7.2 million in utility costs and Ps.2.0 million in maintenance expenses.

Technical Assistance Fees

Technical assistance fees increased by Ps.237.0 million, or 82.0%, from Ps.289.2 million in 2020 to Ps.526.2 million in 2021. This increase in technical assistance fees was mainly due to an increase in our consolidated income from operations at our Mexican airports, which is used to calculate the technical assistance fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

As a result of the increase in revenues (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes increased by Ps.322.7 million, or 35.5%, from Ps.908.3 million in 2020 to Ps.1,231.0 million in 2021.

Depreciation and Amortization

Depreciation and amortization increased by Ps.50.1 million, or 2.5%, from Ps.2,000.4 million in 2020 to Ps.2,050.5 million in 2021, mainly due to the growth in infrastructure, resulting from the fulfillment of our Master Development Programs and Capital Development Programs.

Other (Income) expense

Other income decreased by Ps.4.5 million, or 35.3%, from income of Ps.12.7 million in 2020 to income of Ps.8.2 million in 2021.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets increased by Ps.1,175.9 million, or 53.6%, from Ps.2,192.6 million in 2020 to Ps.3,368.5 million in 2021. In Mexico, cost of improvements to concession assets increased Ps.1,272.9 million or 63.6% in 2021, as compared to 2020. Cost of improvements to concession assets for MBJA decreased by Ps.45.6 million, or 32.8% as a result of the amounts committed in our Capital Development Program for 2021. In 2021, MBJA recognized Ps.93.2 million in cost of improvements to concession assets, as compared to Ps.138.8 million in 2020. During 2020, PACKAL recognized Ps.51.4 million in cost of improvements to concession assets and 2021, no investments in improvements to concession assets were made.

Operating Costs by Airport

Operating costs for the Guadalajara airport increased by Ps.1,091.9 million, or 59.4%, from Ps.1,837.4 million in 2020 to Ps.2,929.3 million in 2021. This increase was primarily due to a Ps.849.4 million, or 138.2%, increase in the cost of improvements to concession assets from Ps.614.5 million in 2020 to Ps.1,463.9 million in 2021 and a Ps.220.0 million, or 29.2% increase in the cost of operations, mainly driven by increases in the costs of safety, security and insurance, maintenance, utilities, employee costs and concession taxes. Depreciation and amortization increased by Ps.21.4 million, or 5.8%, in 2021 as compared to 2020. Operating costs increased by Ps.242.6 million, or 19.8%, without including the cost of improvements to concession assets.

Operating costs for the Tijuana airport increased by Ps.348.9 million, or 24.8%, from Ps.1,407.3 million in 2020 to Ps.1,756.2 million in 2021. This increase was mainly due to a Ps.194.5 million, or 28.5%, increase in the cost of improvements to concession assets from Ps.681.8 million in 2020 to Ps.876.3 million in 2021 and a Ps.144.0 million, or 35.4%, increase from Ps.406.9 million in 2020 to Ps.550.9 million in 2021 in the cost of operations mainly driven by safety, security and insurance, maintenance, employee costs and concession taxes. Depreciation and amortization increased Ps.0.8 million, or 0.3% in 2021 as compared to 2020. Operating costs increased by Ps.154.3 million, or 21.3%, without including the cost of improvements to concession assets.

Operating costs for the Los Cabos airport increased by Ps.387.2 million, or 38.2%, from Ps.1,014.6 million in 2020 to Ps.1,401.7 million in 2021. This increase was mainly due to a Ps.210.5 million, or 57.3%, increase in the cost of operations mainly in utilities, maintenance, other operating cost, employee costs and concession taxes, from Ps.367.0 million in 2020 to Ps.577.5 million in 2021 and cost of improvements to concession assets increased by Ps.181.6 million, or 53.5%, from Ps.339.2 million in 2020 to Ps.520.8 million in 2021. Depreciation and amortization decreased Ps.4.1 million, or 1.5% in 2021 as compared to 2020. Operating costs increased by Ps.205.6 million, or 30.4%, without including the cost of improvements to concession assets.

Operating costs for the Puerto Vallarta airport increased by Ps.346.4 million, or 59.4%, from Ps.583.1 million in 2020 to Ps.929.5 million in 2021. This increase was primarily due to an increase of Ps.98.4 million, or 33.4%, in the cost of operations, driven by increases in maintenance, utilities, safety, security and insurance and concession taxes and an increase of Ps.218.7 million, or 326.2% in the cost of improvements to concession assets from Ps.67.0 million in 2020 to Ps.285.7 million in 2021. Depreciation and amortization increased by Ps.8.0 million, or 4.7%, in 2021 as compared to 2020. Operating costs increased by Ps.127.7 million, or 24.8%, without including the cost of improvements to concession assets.

Operating costs for the Montego Bay airport decreased by Ps.105.2 million, or 8.4%, from Ps.1,250.7 million in 2020 to Ps.1,145.50 million in 2021. This decrease was mainly due to decreases in the cost of improvements to concession assets of Ps.45.6 million, or 32.8%, from Ps.138.8 million in 2020 to Ps.93.2 million in 2021 and costs of operations by Ps.32.2, or 5.4%, from Ps.598.1 million in 2020 to Ps.565.7 million in 2021, mainly in maintenance costs, safety, security and insurance and concession taxes. Depreciation and amortization expenses decreased Ps.26.3 million, or 5.1%, from Ps.512.1 million in 2020 to Ps.485.8 million in 2021. Operating costs decreased by Ps.59.6 million, or 5.4%, without including the cost of improvements to concession assets.

Operating costs for the Guanajuato airport increased by Ps.22.0 million, or 8.0%, from Ps.272.7 million in 2020 to Ps.294.7 million in 2021. This increase was mainly due to an increase of Ps.51.0 million, or 37.0%, mainly in maintenance, safety, security and insurance, employee cost, other expenses costs and concession taxes, and partially offset by a decrease in the cost of improvements to concession assets of Ps.27.4 million, or 75.4%, from Ps.36.3 million in 2020 to Ps.8.9 million in 2021. Depreciation and amortization increased by Ps.3.6 million, or 5.0%, in 2021 as compared to 2020. Operating costs increased by Ps.49.3 million, or 20.9%, without including the cost of improvements to concession assets.

Operating costs for the Hermosillo airport increased by Ps.42.3 million, or 18.3%, from Ps.230.8 million in 2020 to Ps.273.1 million in 2021. This increase was due to a Ps.51.2 million, or 43.8%, increase in the cost of operations, mainly in costs of maintenance, safety and security, employee cost and concession taxes, and partially offset by a decrease in the cost of improvements to concession assets of Ps.2.2 million, or 11.3%, from Ps.19.3 million in 2020 to Ps.17.1 million in 2021. Depreciation and amortization decreased by Ps.0.5 million, or 0.7%, in 2021 as compared to 2020. Operating costs increased by Ps.44.4 million, or 21.0%, without including the cost of improvements to concession assets.

Operating costs for our other seven airports increased by Ps.71.5 million, or 4.6%, from Ps.1,557.6 million in 2020 to Ps.1,629.1 million in 2021. This increase was primarily due to an increase of Ps.261.4 million, or 27.9%, in the cost of operations, from Ps.938.4 million in 2020 to Ps.1,199.8 million in 2021, mainly as a result of increases in the costs of maintenance, utilities, safety and security, employee cost, concession fees and other expenses. The cost of improvements to concession assets decreased by Ps.193.1 million, or 65.3%, from Ps.295.7 million in 2020 to Ps.102.6 million in 2021. Depreciation and amortization increased by Ps.28.9 million, or 12.0%, in 2021 as compared to 2020. Operating costs increased by Ps.264.5 million, or 21.0%, without including the cost of improvements to concession assets.

Income from Operations

Income from operations increased by Ps.5,037.2 million, or 131.9%, from Ps.3,820.0 million in 2020 to Ps.8,857.2 million in 2021. This increase was due to a Ps.7,148.5 million increase in total revenues in 2021, partially offset by a Ps.559.8 million increase in technical assistance fees and concession taxes, jointly, and a Ps.320.9 million increase in cost of service. Our operating margin increased by 1,440 basis points, from 32.2% in 2020 to 60.2% in 2021 (taking into account only the sum of aeronautical and non-aeronautical services revenues, our operating margin increased by 1,700 basis points in 2021, from 39.6% in 2020 to 56.6% in 2021).

Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta airports, which handle the majority of our international passengers in Mexico. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because of a combination of (i) a high initial concession value, and consequently larger amortizations thereof, and (ii) lower revenues due to low maximum rates applicable to aeronautical services. However, in 2020 due to the impact of the COVID-19 pandemic on our airports in tourist areas, our Tijuana airport was our second airport with the highest passenger traffic. In 2020, our Tijuana airport had the lowest percentage decrease in passenger traffic (a decrease of 29.2%) and was consequently our fourth most profitable airport behind our Guadalajara, Los Cabos and MBJ airports (taking into account only the sum of aeronautical and non-aeronautical services revenues). In 2021, Tijuana airport had the highest percentage increase in passenger traffic (an increase of 8.4% versus the pre-pandemic year of 2019) and was again our fourth most profitable airport behind our Guadalajara, Los Cabos and MBJ airports (taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from Operations by Airport

Income from operations for the Guadalajara airport increased by Ps.1,141.7 million, or 77.5%, from Ps.1,472.5 million in 2020 to Ps.2,614.2 million in 2021, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.1,384.3 million, partially offset by an increase in operating expenses of Ps.242.6 million. The operating margin increased by 270 basis points, from 44.5% in 2020 to 47.2% in 2021 (operating margin increased by 950 basis points, from 54.6% in 2020 to 64.1% in 2021, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Tijuana airport increased by Ps.694.2 million, or 86.6%, from Ps.802.1 million in 2020 to Ps.1,496.3 million in 2021, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.848.6 million, partially offset by an increase in operating expenses of Ps.154.3 million. The operating margin increased by 970 basis points from 36.3% in 2020 to 46.0% in 2021 (operating margin increased by 1,050 basis points from 52.5% in 2020 to 63.0% in 2021, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Los Cabos airport increased by Ps.1,205.1 million, or 159.3%, from Ps.756.6 million in 2020 to Ps.1,961.8 million in 2021, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.1,410.7 million, partially offset by an increase in operating expenses of Ps.205.6 million. The operating margin increased by 1,560 basis points from 42.7% in 2020 to 58.3% in 2021 (operating margin increased by 1,620 basis points, from 52.8% in 2020 to 69.0% in 2021, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Puerto Vallarta airport increased by Ps.555.4 million, or 105.4%, from Ps.526.8 million in 2020 to Ps.1,082.2 million in 2021, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.683.1 million, partially offset by an increase in operating expenses of Ps.127.7 million. The operating margin increased by 630 basis points from 47.5% in 2020 to 53.8% in 2021 (operating margin increased by 1,220 basis points from to 50.5% in 2020 to 62.7% in 2021, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Montego Bay airport changed from loss from operations of Ps.88.9 million in 2020 to income from operations of Ps.406.2 million in 2021, an increase of Ps.495.2 million or 557.0%, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.435.6 million, and partially offset by a decrease in operating expenses of Ps.59.6 million. The operating margin increased by 3,390 basis points from a negative margin of 7.7% in 2020 to 26.2% in 2021 (operating margin increased by 3,660 basis points from a negative margin of 8.7% in 2020 to 27.9% in 2021, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Guanajuato airport increased by Ps.200.6 million, or 92.8%, from Ps.216.0 million in 2020 to Ps.416.6 million in 2021, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.249.9 million, partially offset by an increase in operating expenses of Ps.49.3 million. The operating margin increased by 1,440 basis points from 44.2% in 2020 to 58.6% in 2021 (operating margin increased by 1,160 basis points from 47.7% in 2020 to 59.3% in 2021, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Hermosillo airport increased by Ps.97.9 million, or 169.5%, from Ps.57.8 million in 2020 to Ps.155.7 million in 2021, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.142.4 million, partially offset by an increase in operating expenses of Ps.44.4 million. The operating margin increased by 1,630 basis points from 20.0% in 2020 to 36.3% in 2021 (operating margin increased by 1,630 basis points from 21.5% in 2020 to 37.8% in 2021, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for our seven other airports changed from a loss from operations of Ps.34.6 million in 2020 to income from operations of Ps.297.2 million in 2021, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.604.4 million, partially offset by an increase in operating expenses of Ps.261.4 million. The operating margin increased by 1,810 basis points from a negative margin of 2.3% in 2020 to 15.8% in 2021 (operating margin increased by 1,950 basis points from a negative margin of 2.8% in 2020 to 16.7% in 2021, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Finance Cost

Finance cost in 2021 decreased by Ps.406.3 million, or 28.3%, from a net expense of Ps.1,434.2 million in 2020 to a net expense of Ps.1,027.9 million in 2021. This decrease was mainly due to a foreign exchange gain of Ps.568.8 million as the foreign exchange rate fluctuations went from an expense of Ps.330.4 million in 2020 to income of Ps.283.3 million in 2021 as a result of a 3.2% depreciation of the peso, which went from Ps.19.8920 per U.S. dollar at December 31, 2020 to Ps.20.5835 per U.S. dollar on December 30, 2021. During 2021, we recognized Ps.30.8 million in income from exchange rate differences on translating foreign operations, recognized within other comprehensive income, in accordance with applicable norms. Interest expense increased by Ps.172.2 million, or 10.5%, in 2021 as compared to 2020, mainly due to the issuance of new long-term debt securities and an increase in the reference interest rates for those securities. Interest income decreased by Ps.9.7 million, or 2.3%, in 2021 as compared to 2020 mainly due to a decrease in the average balance of cash and cash equivalents during 2021.

Income Taxes

Income taxes increased in 2021 by Ps.1,318.5 million, or 282.3%, from Ps.467.1 million in 2020 to Ps.1,785.5 million in 2021. The Mexican airports’ current tax increased by Ps.1,442.8 million. MBJA’s current tax increased by Ps.142.1 million, while DCA’s current tax increased by Ps.8.3 million. Our benefit from deferred tax increased by Ps.274.7 million due to a 7.4% inflation rate in 2021 as compared to a 3.2% inflation rate in 2020. Our effective tax rate increased from 19.6% in 2020 to 22.8% in 2021, primarily due to a 30.5% increase in our earnings before income taxes from Ps.2,385.8 million in 2020 to Ps.7,829.3 million in 2021, primarily as a result of the recovery in passenger traffic following the initial impact of the COVID-19 pandemic.

Total Comprehensive Income for the Year Attributable to Controlling Interest

Total comprehensive income for the year increased by Ps.4,407.3 million, or 201.9%, from Ps.2,183.3 million in 2020 to Ps.6,590.6 million in 2021. Income from operations increased by Ps.5,037.2 million, mainly as a result of a Ps.7,148.5 million increase in total revenues, and partially offset by an increase of Ps.2,111.4 million in total operating costs and an increase of Ps.1,318.5 million in income taxes. The cash flow hedge reserve increased by Ps.799.8 million. This increase was partially offset by a decrease of Ps.549.5 million in currency translation effect, due to the exchange rate differences on translating foreign operations resulting from the depreciation of the peso in 2021. Our net margin increased from 16.2% in 2020 to 31.8% in 2021 (taking into account only aeronautical and non-aeronautical services revenues, net margin increased from 19.8% in 2020 to 38.6% in 2021).

Statement of Financial Position

Our financial position as of December 31, 2021 increased by Ps.3,961.9 million, or 7.2%, as compared to December 31, 2020, primarily due to: (i) a Ps.3,094.0 million increase in improvements to concession assets, (ii) a Ps.1,407.1 million increase in machinery, equipment and leasehold improvements and advances to suppliers and (iii) a Ps.208.7 million increase in other current assets. These increases were partially offset by a Ps.1,117.7 million decrease in cash and cash equivalents and a Ps.320.7 million decrease in the value of concession assets (due to the valuation of the Jamaica concessions in U.S. dollars and the depreciation of the peso, among others.

Total liabilities as of December 31, 2021 increased by Ps.6,386.1 million, or 22.4%, as compared to December 31, 2020, primarily due to: (i) a Ps.5,500.0 million increase in debt securities issued, (ii) a Ps.1,880.4 million increase in accounts payable, (iii) a Ps.1,241.0 million increase in income taxes and (iv) a Ps.154.3 million increase in concession fees. These increases were partially offset by decreases of: (i) Ps.2,000.0 million in bank loans, (ii) Ps.590.5 million in derivative financial instruments and (iii) Ps.170.2 million in deferred taxes, among others.

Results of Operations for the Year ended December 31, 2020 Compared to the Year Ended December 31, 2019

For a comparison of the results of operations for the year ended December 31, 2020 as compared to the year ended December 31, 2019, see “Item 5, Operating and Financial Review and Prospects – Results of Operations for the Year ended December 31, 2020 Compared to the Year Ended December 31, 2019” in our Fiscal Year 2020 Form 20-F.

Liquidity and Capital Resources

Historically, the cash flow generated from our operations has generally been used to fund operating costs, and the excess of our cash flow has been added to our accumulated cash and cash equivalents in our consolidated statements of financial position. For information regarding our estimated committed investments and sources of liquidity for those commitments, see “Item 4, Information on the Company – History and Development of the Company – Master Development Programs.”

As of December 31, 2019, 2020 and 2021 we had Ps.7,500.2 million, Ps.14,444.5 million and Ps.13,332.9 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2019, 2020 and 2021.

Due to the COVID-19 pandemic, we have taken a series of actions that seek to manage our liquidity levels. During 2022, we have two debt maturities coming due, our “GAP-17” debt securities in March for Ps.1.5 billion and “GAP 17-2” in November for Ps.2.3 billion. See “Item 5, Recent Developments –Indebtedness – Indebtedness in Mexico.”

We anticipate that we will be able to meet our financial and operational obligations with our current cash and equivalents. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control,” and “Item 5 – Developments related to the outbreak of COVID-19." For information regarding our estimated committed investments and sources of liquidity for those commitments, see “Item 4, Information on the Company – History and Development of the Company – Master Development Programs – Estimated Committed Investments by Mexican Airport (2020-2024).”

Cash Flows

Cash flows for the year ended December 31, 2021 as compared to cash flows for the year ended December 31, 2020

Cash and cash equivalents decreased by Ps.1,111.7 million, or 7.7%, from Ps.14,444.5 million in 2020 to Ps.13,332.9 million in 2021, mainly due to (i) a (net) increase of Ps.5,500 millionfrom the issuance of long-term debt securities in an aggregate principal amount of Ps.55 million; (ii) an increase in net cash flows provided by operating activities in 2021 as compared to 2020 as a result of the recovery of passenger traffic from the impact of the COVID-19 pandemic. The Ps.7,528.9 million increase in net cash provided by operating activities was primarily due to an increase of Ps.4,125.0 million, or 215.0%, as compared to 2020, in profit for the year and a decrease of Ps.71.1 million, or 82.1%, as compared to 2020, in the allowance for expected credit loss and partially offset by an increase of Ps.299.8 million, or 21.6%, in interest expense for financing activity in 2021 as compared to 2020. Net cash flows used in investing activities increased Ps.1,751.6 million. Partially offset by an increase of Ps.13,640.0 million in net cash flows used in financing activities resulting from the repayment of bank loans for a total of Ps.2,000.0 million, Ps.6,014.7 million in capital reduction payments and Ps.3,000.0 million used for the repurchasing of shares.

Cash and cash equivalents were mainly used for: (i) a capital reduction payment of Ps.6,014.7 million (Ps.2,000 million on May 28, 2021 and Ps.4,014.7 million on September 28, 2021); (ii) purchases of machinery and equipment, improvements on leased buildings and concession assets and advance payments to suppliers of Ps.4,946.8 million; (iii) Ps.3,000.0 in share repurchases and (iv) Ps.1,143.3 million in payments to service the cost of debt.

Cash flows for the year ended December 31, 2020 as compared to cash flows for the year ended December 31, 2019

For a comparison of the cash flows for the year ended December 31, 2020 as compared to the cash flows for the year ended December 31, 2019, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash flows for the year ended December 31, 2020 as compared to cash flows for the year ended December 31, 2019” in our Fiscal Year 2019 Form 20-F.

Indebtedness

Indebtedness in Mexico

On March 29, 2019, we issued Ps.3,000.0 million in new five-year debt securities under the ticker symbol “GAP 19”, on which interest is payable every 28 days at a variable rate of TIIE-28 plus 45 basis points, and the principal will be payable at maturity on March 22, 2024. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2019 and 2020.

On February 13, 2020, we issued Ps.3,000.0 million in debt securities on the Mexican market, under the ticker symbol “GAP 20”. Proceeds from the issuance were allocated for liability management (on February 14, 2020 we paid our “GAP 15” debt securities with Ps.2,200 million from the proceeds) and to finance investments set forth in our Master Development Programs for 2020. Interest is payable every 28 days at a variable rate of TIIE-28 plus 17 basis points. Principle on these bond certificates will be due at maturity on February 16, 2025.

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

On June 25, 2020, we issued Ps.4,200.0 million in new debt securities. The proceeds from the issuance were allocated to financing the investments set forth in the Master Development Programs for 2020 and part of 2021. The issuance was made under the following terms:

•

We issued Ps.602.0 million under the ticker symbol “GAP 20-2”. Interest is payable every 28 days at a variable rate of TIIE-28 plus 85 basis points, and the principal will be payable at maturity on June 22, 2023.

•	We issued Ps.3,598.0 million under the ticker symbol “GAP 20-3”. Interest is payable every 182 days at a fixed rate of 8.14%, and the principal will be payable at maturity on June 17, 2027.

On May 7, 2021, we issued Ps.4,500.0 million in new debt securities. Proceeds from the issuance were allocated to commercial investments and fulfilling investments committed under the Master Development Program in Mexico, as well as making the Ps.1,500.0 million maturity payment on our GAP 16 debt securities, and the principal payment on our Ps.1,000.0 million credit with Scotiabank in July 2021. The issuance was made in accordance with the following terms:

•

We issued Ps.2,500.0 million under the ticker symbol “GAP21”. Interest is payable every 28 days at a variable rate of TIIE-28 plus 60 basis points; the principal will be due at maturity on May 2, 2025, with an early payment option.

•

We issued Ps.2,000.0 million in 7-year bond certificates under the ticker symbol “GAP21-2”. Interest is payable every 182 days at a fixed rate of 7.91%; the principal will be due at maturity on April 28, 2028, with an early payment option.

On October 15, 2021, we issued Ps.2,500.0 million in new debt securities. The issuance was a joint issuance of green bond certificates and the first reopening of our “GAP21-2” securities. The proceeds from these issuances will be used to fulfill the investments committed under the Master Development Program for 2021 and part of 2022, as well as to finance eligible green projects in accordance with our Green Financing Framework, which is aligned with the International Capital Markets Association (ICMA) Green Bond Principles and the United Nations (UN) Sustainable Development Goals. The issuance was made in accordance with the following terms:

•

We issued Ps.1,500.0 million in 5-year green bond certificates under the ticker symbol “GAP21V”. Interest is payable every 28 days at a variable rate of TIIE-28 plus 25 basis points; the principal will be due at maturity on October 9, 2026, with an early amortization option.

•

We issued Ps.1,000.0 million debt securities corresponding to the first reopening of our “GAP21-2” securities, originally issued on May 7, 2021. The securities have the same characteristics as the original issuance. Interest will be payable every 182 days at a coupon of 7.91%; the principal will be due at maturity on April 28, 2028, with an early amortization option.

In addition, to finance the acquisition of DCA in April 2015, we borrowed a total of U.S.$191.0 million through unsecured credit agreements with The Bank of Nova Scotia (U.S.$95.5 million) and BBVA (U.S.$95.5 million). On October 29, 2020, we announced the successful refinancing of these credit agreements which were to come due in January and February 2021, respectively. The Scotiabank credit refinancing has a 36-month term and is due on January 19, 2024. Interest is payable monthly at an annual fixed rate of 2.063% and principal is due at maturity. The BBVA credit refinancing has a 36-month term and is due on February 2, 2024. Interest is payable monthly at an annual fixed rate of 1.97% and principal is due at maturity.

As of December 31, 2021, we were not party to any off-balance sheet arrangements and were in compliance with all covenants stipulated by debt instruments.

Indebtedness in Jamaica

MBJA previously entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million in June 2007 and U.S.$0.5 million in February 2009. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without a fixed maturity, and are subject to prepayment restrictions. As of December 31, 2021, the outstanding balance under these facilities amounted to U.S.$11.4 million (Ps.235.6 million).

On December 28, 2017, we entered into seven-year unsecured loan agreement with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for U.S.$40 million, with interest at a variable rate of one-month Libor plus 285 basis points. Payments will be made on a semi-annual basis after 24 months. As of December 31, 2021, the balance outstanding under these facilities amounted to U.S.$28.0 million (Ps.576.4 million).

On September 3, 2020, MBJA signed Amended and Restated loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for up to U.S.$60.0 million available for disbursement for up to 24 months from the closing date. The loan has a 5-year maturity with a 2-year optional extension for up to U.S.$54.0 million, with a monthly interest rate of Libor plus 310 basis points and a principal payment of 10% due on the fifty-fourth month and the remaining 90% due at maturity. The disbursement fee was 50 basis points due at closing and a commitment fee of 55 basis points is payable quarterly on any undrawn balance. The first drawdown of U.S.$30.0 million was made on September 4, 2020. The loan proceeds will be used to finance MBJA’s Capital Development Program, as well as for general corporate purposes. As of December 31, 2021, the balance outstanding under this facility amounted to U.S.$30.0 million (Ps.617.5 million).

As of December 31, 2021, we were not party to any off-balance sheet arrangements and were in compliance with all covenants stipulated by debt instruments.

Capital Expenditures

For the years ended December 31, 2019, 2020 and 2021, we had total capital expenditures of Ps.2,479.0 million, Ps.3,160.1 million and Ps.4,946.8 million, respectively. During 2019, 2020 and 2021, 2.4%, 3.1% and 1.3%, respectively, of our capital expenditures were funded by cash flows from operations, while the remaining balance was funded through bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and debt securities issued on the Mexican capital markets.

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

Due to the COVID-19 pandemic, we delayed certain non-mandatory capital investments and during the month of August 2020, we filed a proposal for an Extraordinary Review Process of our Master Development Program with the SCT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments relating to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, resulted in the postponement of investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026.

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below therefore reflect our expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2019, 2020 and 2021, the total of our investments allocated but unpaid were Ps.286.4 million, Ps.540.8 million and Ps.1,428.0 million, respectively

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
	(thousands of pesos) (1)
2019	Ps.	2,226,984
2020		2,904,649
2021		4,687,355

(1)	Expressed in nominal pesos.

In 2019, we spent Ps.2,226.9 million on capital expenditures in Mexico primarily for the expansion of terminal buildings at the Guadalajara, Los Cabos, Aguascalientes and Morelia airports, improvements to the runways, taxiways and aprons at the Tijuana, La Paz and Los Cabos airports and improvements in operational areas and of the terminal building at the Tijuana airport.

In 2020, we spent Ps.2,904.6 million on capital expenditures in Mexico, primarily for the rehabilitation and expansion of the terminal building at the Los Cabos airport, the construction of a new processing building at the Tijuana airport, the construction of a new runway and taxiing runway parallel to the main runway at the Guadalajara airport and the installation and adaptation of solar panels at 11 of our Mexican airports.

In 2021, we spent Ps.4,625.2 million on capital expenditures in Mexico, primarily the building of a new runway, taxiing runway parallel to the main runway, roads, hangar area and fire rescue service building at the Guadalajara airport, for the rehabilitation and expansion of the terminal building and expansion of the general apron at the Los Cabos airport, the construction of a new processing building at the Tijuana airport, rehabilitation of taxiway at the Puerto Vallarta airport and the expansion of the checked baggage system at our airports in Mexico.

Capital Expenditures in Jamaica

Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges together with investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s Concession Agreement). Upon the JCAA’s approval of the new maximum regulated charges, these commitments become binding obligations under the terms of MBJA’s concession. The maximum regulated charges are determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program. Under the terms of MBJA’s Concession Agreement with the AAJ, these committed capital investments must be met over the five-year period and not on an annual basis. On September 11, 2019, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from January 1, 2020 through December 31, 2024, estimated to cost approximately U.S.$111.7 million. The new maximum rates for the five-year period from 2020-2024 went into effect as of January 1, 2020. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020 so that these investments can begin in January 2022. In 2021, MBJA requested a further deferral to execute the Capital Development Program so that investments could begin the earlier of January 2023 or as agreed with the AAJ.

In 2019, MBJA made investments of U.S.$11.6 million in capital expenditures, primarily for expansion of the terminal building, checked baggage review system and equipment. In 2020, MBJA made investments of U.S.$6.4 million in capital expenditures, primarily for the expansion and remodeling of the terminal and acquisition of equipment. In 2021, MBJA made investments of U.S.$4.6 million in capital expenditures primarily for the rehabilitation of the terminal building and the acquisition of machinery and equipment.

From October 10, 2019 to December 31, 2019, PACKAL did not make any investments in capital expenditures. On November 6, 2019, the JCAA approved new maximum regulated charges for the Kingston airport that assume capital investments (including scheduled maintenance) for the period from April 1, 2020 through December 31, 2024, estimated to cost approximately U.S.$101.4 million. For NMIA, maximum rates for the five-year period from 2020-2024 went into effect as of April 1, 2020. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted PACKAL a deferral on its committed investments for 2020 so that these investments can begin in June 2021, but in response to a petition by PACKAL the deferral by the AAJ was extended.

In 2020, PACKAL made investments of U.S.$2.2 million in capital expenditures, primarily for the expansion and renovation of the terminal, improvements to the runway and acquisition of equipment. In 2021, PACKAL made investments of U.S.$2.0 million in capital expenditures, primarily for the acquisition of equipment.

Share Repurchase

We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion and in accordance with our policies.

In the aggregate, as of December 31, 2021, we held 13,273,970 shares in our treasury worth approximately Ps.3,000.0 million, at an average price of Ps.226.01 per share; as of April 15, 2022 we held 15,055,436 shares at an average price of Ps.232.44 per share.

At the General Ordinary Shareholder’s Meeting held on April 27, 2021, a share repurchase program was approved for up to a maximum amount of Ps.3,000.0 million. At the Ordinary General Shareholders' Meeting held on September 14, 2021, the stockholders approved the proposal to increase the maximum amount of resources allocated for the repurchase of the company's shares by Ps.2,000 million in addition to the Ps.3,000 million previously approved at the Ordinary General Shareholders' Meeting held on April 27, 2021. The share repurchase program can be exercised during the 12-month period following the April 27, 2021 meeting.

At the Extraordinary General Shareholder’s Meeting held on April 27, 2021, the stockholders approved the cancellation of 35,424,453 shares previously acquired through share repurchase programs and held in treasury as of December 31, 2020.

At the General Ordinary Shareholders’ Meeting held on July 1, 2020, a share repurchase program for Series B shares was approved for up to a maximum amount of Ps.1,550.0 million for the following twelve months. In March, 2021, we begun purchasing our shares. From March 2021 until the April 27, 2021 General Ordinary Shareholder’s Meeting, we repurchased 2,439,196 shares at an average price of Ps.217.81.

At the General Ordinary Shareholders’ Meeting held on April 23, 2019, a share repurchase program for Series B shares was approved for up to a maximum amount of Ps.1,550.0 million for the following twelve months. During this period, no shares were purchased by us or on our behalf, or by or on behalf of any of our affiliates.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2021:

	Payments due by period
	Total		Less than 1 year (4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps.	8,742.0	Ps.	3,517.9	Ps.	5,224.1	Ps.	N/A	Ps.	N/A
Capital Development Program (7)		1,982.4		1,209.8		772.6		N/A		N/A
Purchase Obligations (2)		404.3		141.1		263.2		N/A		N/A
Debt		27,860.9		3,964.7		4,862.8		10,699.8		8,333.6
Interest from Debt (6)		6,591.0		1,553.7		2,775.7		1,546.2		715.4
Operating Lease Obligations (3)		57.0		16.4		30.0		10.6		N/A
Total	Ps.	45,637.7	Ps.	10,403.7	Ps.	13,928.4	Ps.	12,256.6	Ps.	9,049.0

(1)	Peso figures are expressed in constant pesos as of December 31, 2017.
(2)

Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2019. For the peso calculation, we assume an average exchange rate of Ps.21.72 per U.S.$1.00 and an annual U.S. inflation rate of 7.0%. The amount ultimately to be paid in any year will depend on our profitability.

(3)	Includes leasing of buildings and vehicles.
(4)	Amount for less than one year corresponds to obligations for 2022.
(5)	Reflects the new Master Development Programs commitments for the subsequent five-year period (2020-2024) as adjusted November 30, 2020.
(6)

For the interest calculations, we determined the interest payments using an average fixed interest rate of 7.79% and an average variable rate of 5.42% for the loans contracted. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

(7)	Reflects the new Capital Development Program commitments for the subsequent five-year period (2020-2024) by our Jamaican airports.
Item 6.	Directors, Senior Management and Employees

Directors

The board of directors is responsible for the management of our business. Pursuant to our bylaws, our board of directors generally must consist of eleven members. Under the Mexican Securities Market Law, at least 25 percent of our directors must be independent (as determined by our shareholders at each annual General Ordinary Shareholders’ Meeting, applying the provisions of our bylaws and relevant Mexican and other laws); under the Securities Market Law, the National Banking and Securities Commission may object to such designation of independence. Currently, our board of directors comprises eleven members.

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

The composition of our board of directors as of the date of this report is set forth in the following table, which lists the title, date of appointment, age and alternate, as applicable, of each of our current directors. However, this composition could change in the Ordinary Shareholders Meeting to be held on April 22, 2022. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings.”

Name (1)	Title	Director since	Age	Alternate
Laura Diez-Barroso Azcárraga (2)	Chairwoman and Director	April 21, 2015	69	Eduardo Sánchez Navarro Redo
María Ángeles Rubio Alfayate (2)	Director	April 24, 2019	47	Carlos Manuel Porrón Suárez
Juan Gallardo Thurlow (2)	Director	April 26, 2016	74	Alejandro Cortina Gallardo
Carlos Laviada Ocejo (2)	Director	April 27, 2021	73	Emilio Rotondo Inclán
Carlos Cárdenas Guzmán (3)	Director	September 22, 2011	71	—
Joaquín Vargas Guajardo (3)	Director	April 16, 2012	68	—
Álvaro Fernández Garza (3)	Director	February 26, 2014	54	—
Juan Diez-Canedo Ruíz (3)	Director	April 23, 2014	71	—
Ángel Losada Moreno (3)	Director	April 23, 2014	67	—
Luis Téllez Kuenzler (3)	Director	April 25, 2018	63

(1)

Alfredo de Jesús Casar Pérez, the director appointed at the April 27, 2021, Ordinary Shareholders Meeting to represent Grupo México as a shareholder or group of shareholders owning 10% of our capital stock, resigned from our board of directors on November 5, 2021. A new director representing Series B shareholders will be appointed at the next Ordinary Shareholders Meeting to be held on April 22, 2022.

(2)	Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
(3)	Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).

Laura Diez-Barroso Azcárraga. Mrs. Diez-Barroso has been chairwoman of our board of directors since 2015 and chairwoman of Fundación GAP since its establishment in 2013. Besides, she is currently also chairwoman of the board of directors of Grupo Financiero Santander México. Mrs. Diez-Barroso began her career in publishing in 1979 as editor of the teen magazine, TU. In 1988, she founded Editorial Eres, and in 1995 Editorial Eres merged with Editorial Televisa, which resulted in the appointment of Mrs. Diez-Barroso as the chairwoman of the board and CEO of the company until 2000. She served for 14 years as a board member of Royal Caribbean Cruises and 15 years as a board member of Grupo Financiero Inbursa. Mrs. Diez-Barroso is currently a board member of Consejo Mexicano de Negocios, Telmex, Medica Sur, Centro Roberto Garza Sada part of “UDEM University”, Escuelas SER and Club de Industriales. Mrs. Diez-Barroso was also a part of the Fideicomiso del Bosque de Chapultepec and the Museo San Ildefonso, where she was chairwoman for 10 years. She currently invests in both public and private entities through LCA Capital, a family office she co-founded.

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

Carlos Laviada Ocejo. Mr. Laviada is founding partner and Chief Executive Officer of LCA Capital, an investment group focused primarily on infrastructure, real estate and private equity. Prior to founding LCA Capital, Mr. Laviada ventured successfully into real estate development and auto dealerships. Mr. Laviada holds an MBA from the University of Southern California.

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

Juan Diez-Canedo Ruíz. Mr. Diez-Canedo Ruíz received a bachelor’s degree in economics from the Instituto Tecnológico Autónomo de Mexico (ITAM) and a PhD in economics from the Massachusetts Institute of Technology (MIT). He worked at Banco de México, holding several positions until he became head of Macrofinancial Programming and Economic Research, a position he held until 1988. In 1980, he won the Banamex National Economics Award. From 1989 to 1992, he was Deputy CEO of Banco Internacional (currently HSBC). From 1992 to 1994 he was General Director of the banking area of Grupo Financiero Probursa; from 1995 to 1996 he was Executive Vice-president of Grupo Maseca (GRUMA); and from 1995 to 1999 he was Executive Vice-president of Grupo Financiero Banorte. From November 1999 to February 2001, he was CEO of CINTRA, the holding company of Aeroméxico and Mexicana de Aviación. Mr. Diez-Canedo Ruíz has been President of Fomento y Desarrollo Comercial, S.A. de C.V., and he currently serves as President of Financiera Local, S.A. de C.V. He has been a professor at several institutions (ITAM and El Colegio de México, among others) and has published articles in specialized academic magazines in Mexico and the United States. He has been a member of the board of directors of companies such as Telmex, Alcatel, Banorte, Grupo Maseca, Grupo Gimsa, Deportes Martí, Fondo de Cultura Económica, among others. He is also member of the board of TDA (Titulización de Activos, Madrid España).

Ángel Losada Moreno. Mr. Losada was elected as an independent director to the Company’s board of directors on April 23, 2014. He is currently executive president and chairman of the board of directors and CEO of Grupo Gigante, S.A.B. de C.V. He is a member of the boards of directors of Banco Nacional de México, S.A. (Citi Banamex Group), the Federico Gómez Children’s Hospital and Laboratorios Novag, Río Arronte Fundación and President of Fundación Ver Bien. He has also served as chairman of the board of directors of the Mexican National Association of Retailers (Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., or ANTAD), as a director and member of the board of directors of the Food Marketing Institute of the United States and as member of the board of Mexico City’s National Chamber of Commerce. Mr. Losada holds a bachelor’s degree in business administration from Universidad Anáhuac.

Luis Téllez Kuenzler. Mr. Téllez is a Mexican economist and politician. He was Secretary of Energy during the government of President Ernesto Zedillo and Secretary of Communications and Transportation under President Felipe Calderon Hinojosa government. In 2009, he took the position of Chairman of the Board and General Director of the Bolsa Mexicana de Valores Group. He is currently Chairman of the Mexican subsidiary of Kohlberg Kravis Roberts & Co (KKR), a United States multinational corporation that manages investment funds and venture capital. He also serves special advisor to NTT-Data. He is the co-chair at the Mexican Woodrow Wilson Institute in Washington D.C.

During 2021, the attendance by board members of meetings of the Board of Directors or Board Committees was 100%.

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Raúl Revuelta Musalem	Chief Executive Officer	April 26, 2018	44
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	51
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	69
Juan Francisco Martínez Mira	Director of Quality, Innovation and IT	August 1, 2018	56
José Ángel Martínez Sánchez	Chief of Airports and Regulated Revenues	May 7, 2016	46
Alejandro Vallarino Marusich	Director of Infrastructure	September 10, 2018	53
Alejandro Guillermo Mañón Hernández	Director of Culture & Human Capital	April 15, 2019	56

Raúl Revuelta Musalem. Mr. Revuelta was named our CEO in April 2018. Mr. Revuelta has more than 19 years of experience in the infrastructure sector and is an expert in the airport sector. From 2005 to 2015, he worked at Grupo Aeroportuario del Pacífico (GAP), serving as CFO and Commercial Director (CCO). During his professional career, he has also served as General Director of Cross Border Xpress (CBX) and as Deputy Director of Finance of the Ministry of Communications and Transportation (SCT). In his six years as Deputy Director of the SCT, Mr. Revuelta participated in different privatization processes in the transportation sector, obtaining extensive experience with federal concessions. Mr. Revuelta has a degree in economics from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

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

Juan Francisco Martínez Mira. Mr. Martínez was named our Director of Quality, Innovation and IT in August 2018. He has worked in the aeronautical industry for over 30 years. Previously, he worked for AENA in several airports and performing different functions. He joined GAP in June 2007 and has performed several functions, including Operational Systems Manager, IT Subdirector and Director of the Guadalajara International Airport. Mr. Martínez is a systems engineer and also obtained a degree in music, publicity and RRPP, a master’s degree in pedagogy and in airport and aeronautics management and direction, and obtained postgraduate diplomas in innovation, strategic planning and airports. He completed his studies at Conservatorio Superior de Música de Murcia, Universidad de Murcia and Universidad Complutense de Madrid.

José Ángel Martínez Sánchez. Mr. Martínez was named Chief Technical and Operations Officer in 2016, becoming Chief of Airports and Regulated Revenues in 2018. Previously, he worked at AENA in several capacities within airport engineering and maintenance. Most recently, as part of AENA Internacional, he was Technical and Operational Manager for five years in Colombia, supporting the Cartagena de Indias, Cali and Barranquilla airports. He was also the AENA manager responsible for the takeover of the London-Luton Airport in the United Kingdom. Mr. Martínez holds a degree in aeronautical engineering with a specialization in airports and air transport. He also holds an MBA from the Universidad Rey Juan Carlos in Madrid, and a master’s degree in infrastructures, equipment and services management from the Universidad Politécnica in Madrid.

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

Alejandro Guillermo Mañón Hernández. Mr. Mañón was appointed as Director of Culture & Human Capital in April 2019. Mr. Mañón has more than 30 years of professional experience in human resources in different industries including automotive, consumer goods, pharmaceutical and electronics. Mr. Mañón has a strong background in complex operations including manufacturing, commercial and corporate areas in Mexico, USA and in other countries in Latin America. Mr. Mañón holds a bachelor’s degree in Industrial Relations from the Universidad Iberoamericana and several courses in leadership, inclusiveness, change and crisis management.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

For 2021, the aggregate compensation paid to our directors designated by our Series B shareholders was approximately Ps.5.6 million. The compensation paid to the director appointed by Grupo México was approximately Ps.0.9 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors receive a base annual compensation of approximately U.S.$44,100 for their service on our board of directors. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee receives an additional U.S.$7,717; members of our Audit Committee receive U.S.$4,410; members of our Acquisition Committee receive U.S.$4,410 and members of our Compensation Committee receive U.S.$2,205.

The compensation paid to our seven executive officers amounted to Ps.68.2 million in 2021, of which 43.0% was salary, 49.0% was bonuses and 6.0% was other compensation. We have not established any pension, retirement or similar benefits or arrangements for these individuals through 2021.

In 2016, we established a new long-term cash bonus incentives plan for our executives, which sought to encourage the retention and development of key management. The executive officers’ rights to exercise this compensation plan vested at the end of 2019, after approval of the financial statements during the Ordinary Shareholders’ Meeting, subject to achieving certain performance and profitability targets, including share price, distributions to shareholders, operating profitability, net income and capital expenditures. After determining that the objectives under the long-term cash bonus incentive plan had been achieved for the period from 2016 to 2019, in March 2021, payment in accordance with the incentive plan was authorized and our seven executive officers received Ps.13.2 million in the aggregate.

To continue encouraging the retention and development of our key management positions, a new long-term incentive plan (LTI) is under analysis for our executives, deputy directors and for airport directors.

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock, except as described in “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders.” None of our directors or executive officers is entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law. Additionally, we have not made personal loans to our directors or executive officers and do not have a stock option plan.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, shall have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Raúl Revuelta Musalem, CEO, who chairs the committee; Carlos Alberto Rohm Campos and Juan Gallardo Thurlow. Carlos Manuel Porrón Suárez, Santiago Riveroll Mendoza and Alejandro Cortina Gallardo serve as alternates for Raúl Revuelta Musalem, Carlos Alberto Rohm Campos and Juan Gallardo Thurlow, respectively.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for: (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. The Audit and Corporate Practices Committee is also responsible for reviewing our corporate governance and all related-party transactions (according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP. The members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit and Corporate Practices Committee of the number of members representing 20% of the committee’s total members, but at least one member who must also fulfill applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit and Corporate Practices Committee must at all times be compliant with all applicable laws and regulations, including independence requirements, for every jurisdiction in which our securities are listed or quoted. As of the date of this report, the Audit and Corporate Practices Committee comprises the following directors: Carlos Cárdenas Guzmán serves as president and Joaquin Vargas Guajardo and Ángel Losada Moreno serve as members.

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies set forth in our bylaws. Among other things, these policies require that the Acquisitions Committee approve any transaction or series of related transactions between us and a third-party involving consideration in excess of U.S.$600,000 and that any contract between us, on the one hand, and AMP or any of its related parties, on the other hand, be awarded pursuant to a bidding process, which, in the case of AMP, must involve at least three other bidders. In the case of a proposed transaction between us and AMP or any related party, we are required to invite, pursuant to the bylaws, at least three contractors to bid on the transaction and, in the case that a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the Acquisitions Committee consists of proprietary members María Ángeles Rubio Alfayate and Juan Diez-Canedo Ruíz. Alejandro Cortina Gallardo was elected to serve as an alternate member to María Ángeles Rubio Alfayate. A secretary has also been appointed who is not a member of the committee.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within the scope of its subject matter. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of the Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes in the shareholders’ meeting, provided that, in such case, holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors for the vote of the Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Juan Gallardo Thurlow and Álvaro Fernández Garza. Santiago Riveroll Mendoza was elected to serve as an alternate member to Juan Gallardo Thurlow.

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2019	2020	2021
By category of activity:
Airport operations	621	541	569
Airport maintenance	223	227	232
Administration (1)	348	573	841
Fundación GAP	51	61	87
By geographic location:
Guadalajara	230	284	375
Tijuana	120	146	177
Los Cabos	127	168	214
Puerto Vallarta	119	143	163
Guanajuato	72	88	101
Hermosillo	66	71	84
Mexicali	56	62	71
La Paz	49	53	66
Aguascalientes	57	64	76
Morelia	52	48	62
Los Mochis	46	49	54
Manzanillo	40	34	37
Total (1)	1,243	1,402	1,480

(1)	Total at December 31, 2019, 2020 and 2021, includes 209, 192 and 249 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.

On April 23, 2021, a labor reform was published that amended the outsourcing provisions of Mexican Labor Law (the “2021 Labor Reform”). The law significantly limits subcontracting and amends the profit-sharing rules. The law provided 90 days for employers to comply with the law but was later delayed until September 1, 2021. As a result of this reform, we restructured our operating subsidiaries providing specialized services to comply with the 2021 Labor Reform.

As of December 31, 2021, 68.3% of our employees were non-unionized employees. The remaining 31.7% employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of ASA as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to each one of our twelve airport subsidiaries, which is negotiated by the respective local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2019, we successfully renegotiated our collective bargaining agreements, thereby securing a favorable and productive work environment for our employees for 2020 and 2021. We believe that our relations with our employees are good, and the wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. During 2020, because we agreed with the union to postpone the renegotiation of our collective bargaining agreements until March 2021 due to the effects of the global COVID-19 pandemic, a general salary increase of 3.5% was applied. In October 2021, we agreed to a salary increase of 6.5% for our unionized workers in Mexico.

We offer a savings plan available to all of our Mexican employees pursuant to which our employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2019, 2020 and 2021, we made a total of Ps.29.3 million, Ps.30.6 million and Ps.28.5 million, respectively, in contributions to employees’ accounts pursuant to the savings plan. Funds in the savings plan may be used to make loans to employees and are otherwise invested in securities listed on the Mexican Stock Exchange or in treasury bills issued by the Mexican Treasury Department.

In July 2020, due to the economic impact of the COVID-19 pandemic, we made an early retirement program available to our employees. As a result of the program, 104 employees retired early.

In August 2020, we decided to insource some of our services. As a result, we hired 185 employees, these employees help operate the VIP lounges, convenience stores, commercial areas, among other services.

Employees in Jamaica

Montego Bay Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Montego Bay Airport

	December 31,
	2019	2020	2021
By category of activity:
Airport operations	86	83	78
Airport maintenance (1)	53	47	51
Administration	33	25	25
Total	172	155	154

(1)	Total at December 31, 2021, includes 26 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainages and general labor tasks.

As of December 31, 2021, 33.7% of MBJA’s employees, comprising management and contract staff, were non-unionized employees and the remaining 64.3% of employees were unionized. The unionized employees are members of two local trade unions: the Trade Union Congress (“TUC”) and Union of Technical, Administrative, and Supervisory Personnel (“UTASP”).

On December 10, 2021, MBJA and the TUC amicably agreed and executed the current collective bargaining agreement covering the period from March 1, 2021, to February 28, 2023. Forty-four employees from MBJA’s maintenance, engineering and emergency response service teams are members of the TUC.

On December 8, 2021, MBJA and the UTASP amicably agreed and executed the current collective bargaining agreement covering the period from April 1, 2021, to March 31, 2023. Fifty-Eight employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP.

MBJA continues to maintain a good relationship with both unions. Further, to our knowledge, MBJA pays comparable salaries and benefits to similar enterprises in Jamaica. MBJA also facilitates voluntary employee salary deductions for personal savings.

Kingston Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Kingston Airport

	December 31,
	2020	2021
By category of activity:
Airport operations	70	73
Airport maintenance	14	20
Administration	15	16
Total	99	109

As of December 31, 2021, there were 22 members of staff who were unionized (members of the TUC) and the remainder of the staff and management were non-unionized.

PACKAL has formally recognized two trade unions which were previously recognized by NMIA Airports Limited, namely, the TUC and the UTASP; however, no claims have been made by either union and no negotiations have been held or are pending.

PACKAL maintains good relations with the recognized unions through timely sharing of relevant information and consultation as appropriate.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government owned 476,850,000 Series B shares, representing 85% of our issued capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth the current ownership of 510,520,211 outstanding shares as of April 15, 2022, to the extent of our knowledge:

	Number of Shares (1)		Percentage of Outstanding Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP (2)	18,583,568	78,836,332	3.6%	15.0%
Weston Hill Equity Holdings, LP (3)	23,794,815	—	4.7%	0.0%
Public (4)	389,305,396	—	76.4%	0.0%

Major Shareholders

(1)

At our April 27, 2021, Extraordinary Shareholders’ Meeting, our shareholders approved the cancellation of 35,424,453 Series B shares previously repurchased by us and held as treasury shares. Article Six, Clause 2 of our bylaws establishes that our series BB shares may only represent up to 15% of our authorized capital stock. Consequently, because of the cancellation of the Series B shares approved at our Extraordinary Shareholders’ Meeting and to comply with the provisions of our bylaws, on April 29, 2021, Bancomext, as trustee of the trust in which AMP’s Series BB shares are held requested the conversion of 5,313,668 Series BB shares held by the trust to Series B shares. On July 5, 2021, simultaneous processes were initiated with the CNBV for the cancellation of the 35,424,453 Series B shares held in treasury and the conversion to Series B shares of 5,313,668 Series BB shares held in the AMP trust by Bancomext. This table has been updated to reflect both the cancellation and conversion of shares as described above.

(2)

Based on the Schedule 13D filed on September 1, 2021, by Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”), Mrs. Diez-Barroso and Mr. Laviada Ocejo who had previously transferred all of their interest in PAP to adult family members for no consideration, re-acquired their interest in PAP from these family members for no consideration (the “PAP Transfer”). As a result of the PAP Transfer, Mrs. Diez-Barroso and Mr. Laviada Ocejo acquired beneficial ownership of 6,194,832 of Series B shares indirectly owned by PAP. PAP owns 50% of CMA, which owns 66.6% of AMP, which directly owns 18,583,568 Series B shares. Through their control of PAP, Mr. Laviada Ocejo and Mrs. Diez-Barroso may be deemed beneficial owners of the 18,583,568 Series B shares as well as 78,836,332 Series BB shares directly owned by AMP.

In addition, Mr. Laviada Ocejo directly beneficially owns 356,924 Series B shares, and Mrs. Diez-Barroso directly beneficially owns 2,695,811 Series B shares. Mr. Laviada Ocejo and Mrs. Diez-Barroso are husband and wife. Therefore, Mrs. Diez-Barroso may also be deemed to be a beneficial owner of 356,924 Series B shares directly beneficially owned by Mr. Laviada Ocejo and Mr. Laviada Ocejo may be deemed a beneficial owner of 2,695,811 Series B shares directly beneficially owned by Mrs. Diez-Barroso.

Through their control of PAP and their direct ownership of shares, Mr. Laviada Ocejo and Mrs. Diez-Barroso may be deemed beneficial owners of 35,527,659 Series B shares (representing 6.8% of our total outstanding shares) as well as 78,836,332 Series BB shares (representing 15.0% of our total outstanding shares).

(3)

Based on the Schedule 13D (Amendment No. 5) filed on May 5, 2020 by Weston Hill Equity Holdings, LP (“Weston”), on May 5, 2020, Mrs. Diez-Barroso and Mr. Laviada Ocejo disposed of the following Series B and Series BB shares through a series of transfers, in each case for no consideration, to various adult family members:

•	Mrs. Diez-Barroso and Mr. Laviada Ocejo transferred to various transferees all of their interest in PAP, which was subsequently transferred back to them as described in the footnote above.
•

Mrs. Diez-Barroso, as majority owner of Weston, transferred 100% ownership of Weston to various other transferees. In connection with such transfers, Mr. Laviada Ocejo was replaced as the general partner of Weston.

•	Subsequent to these series of transfers, Weston beneficially owns 23,794,815 Series B shares (4.7% of our outstanding Series B shares).

(4)

As of December 31, 2021, we held 13,273,970 shares in treasury as a result of our share repurchase programs authorized on April 27, 2021 and September 14, 2021, which are not included in the number of shares outstanding. As of April 15, 2022, we held 15,055,436 shares in treasury.

AMP holds all of our Series BB shares, representing 15% of our total capital stock. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.”

As of April 15, 2022, approximately 16.4% of our Series B shares were held in the form of ADSs, and 73.8% of the holders of our ADSs (81 holders, including The Depository Trust Company) had registered addresses in the United States.

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

On November 19, 2014, CMA purchased from DCA 792,800,000 shares, representing 33.33% of the capital stock of AMP. As a result of the transaction, CMA became the owner of 66.66% of the capital stock of AMP. AMP’s shareholders (CMA and AENA) have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, meanwhile (i) the appointment of AMP’s representatives to our board of directors and board committees shall be made on a rotating basis, and (ii) any right of AMP regarding the appointment of our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be made, in principle, pursuant to the unanimous consent of AMP’s shareholders. When unanimous consent is not obtained, other mechanisms exist to avoid the resulting deadlocks. However, such deadlocks might still occur, which may affect our operations. See “Item 3, Key Information – Risk Factors – Risks Related to our Strategic Shareholder – Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.”

RELATED PARTY TRANSACTIONS

Arrangements with AMP and its Affiliates

The rules for the sale of the Series BB shares required AMP, us and the SCT to enter into a participation agreement, which established the framework for the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Since the time our concessions were granted and pursuant to the technical assistance agreement and the participation agreement, AMP and its shareholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports, thereby helping us develop and improve our airports and the services they provide. Under the technical assistance agreement and the participation agreement, we have obtained a variety of services from AMP, including airport operating and security advice, direction on the development of commercial projects, identification of new investment opportunities and assessments of different international projects, including the acquisition of the Sangster International Airport and Norman Manley International Airport in Jamaica. The active participation of AMP in our operations as a result of the technical assistance agreement and the participation agreement is a competitive advantage that has become an essential part of our operations and results growth as can be seen in the financial information. See “Item 5, Operating and Financial Review and Prospects – Overview.”

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

In 2019, we paid Ps.5.6 million (U.S.$296 thousand) in expenses to AMP. In 2020 and 2021, we did not pay any expenses to AMP. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.461.5 million (U.S.$24.5 million), Ps.289.1 million (U.S.$14.6 million) and Ps.526.2 million (U.S.$ 26.0 million), for 2019, 2020 and 2021, respectively.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV for the operation, maintenance and use of a cross-border walkway (the “CBX”), with each party responsible for the section of walkway corresponding to such party’s side of the U.S.-Mexico border. The CBX aims to facilitate the flow of passengers in both directions across the border with the presentation of a valid boarding pass. The contract, in effect since April 8, 2013, and expiring with the expiration of the Tijuana airport concession, establishes that OTV must pay the Tijuana airport a fixed fee (“access rights”) for every passenger that uses the CBX as compensation for the reduction in non-aeronautical services revenues from parking, taxi, bus, retail, car rental and money exchange services until December 2017. Since December 2017, no additional payments for access rights are payable. The CBX began operations on December 9, 2015. During the years ended December 31, 2019, 2020 and 2021, respectively, the CBX was used by approximately 2.9 million, 1.7 million and 2.7 million passengers.

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

Accounts receivable (payable) with other related parties

As of December 31, 2019, 2020 and 2021, the following balances receivable (payable) with other related parties that are in the consolidated statement of financial position, are integrated as follows (in thousands of pesos):

	2019		2020		2021
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	3,523	Ps.	1,698	Ps.	—
Mayo 13, S.A. de C.V. (Independent director)	Ps.	729	Ps.	—	Ps.	—
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	—	Ps.	5,955	Ps.	6,473
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	—	Ps.	549	Ps.	808

	2019		2020		2021
Accounts payable:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	(3,079)	Ps.	—	Ps.	—

Other operations with other related parties

During the years ended December 31, 2019, 2020 and 2021, the following operations were carried out with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income, are as follows (in thousands of pesos):

	2019		2020		2021
Commercial revenues:
Especialistas en Alta Cocina, S.A. de C.V. (Independent Director)	Ps.	34,039	Ps.	—	Ps.	—
Mayo 13, S.A. de C.V. (Independent Director)	Ps.	5,549	Ps.	—	Ps.	—
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,253	Ps.	1,313	Ps.	1,387
Promotora Cabo Real, S.A. de C.V. (Shareholder)	Ps.	28,910	Ps.	14,291	Ps.	—
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	4,886	Ps.	5,524	Ps.	7,669
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	—	Ps.	24,093	Ps.	25,128
Beer Factory de México, S.A. de C.V. (Independent director)	Ps.	—	Ps.	1,389	Ps.	—
Operadora y Administradora de Restaurantes Gigante, S.A. de C.V. (Independent director)	Ps.	—	Ps.	1,004	Ps.	—
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	298	Ps.	62	Ps.	—

	2019		2020		2021
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	8,626	Ps.	—	Ps.	8,711
Other service:
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	279	Ps.	—	Ps.	—

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

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws void. The plaintiffs were Grupo México and its subsidiary ITM. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our bylaws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance, and referred the proceeding to the second chamber of the Supreme Court. On June 17, 2015, the Mexican Supreme Court issued an amparo ruling upholding the validity of Articles X and XII of our bylaws under Article 48, Section III of the Mexican Securities Law and remanded the case to the intermediate appellate court. In accordance with the decision of the Mexican Supreme Court, the Superior Court of Mexico City: (i) declared that Grupo México and ITM were in violation of our bylaws, resulting from the fact that together they held more than 10% of our capital stock; (ii) ordered the sale by Grupo México and ITM of the Series B shares held in excess of 10% of our capital stock; and (iii) instructed that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the laws of Mexico and Article XII of our bylaws. On May 8, 2019, a civil court in Mexico City granted a request for an amparo by Grupo Mexico challenging the constitutionality of Article 48, Section III of the Mexican Securities Law. We then filed a direct amparo appeal. On March 26, 2021, the civil court in Mexico City upheld the validity of Article 48, Section III of the Mexican Securities Law and confirmed the validity of Articles X and XII of our bylaws. As of the date of this filing, and according to the last Schedule 13D filed with the SEC, Grupo México owns 2.9% of our total shares. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholder – Certain actions by Grupo México, S.A.B. de C.V. may affect our management, financial condition or results of operations.”

Grupo México, S.A.B. de C.V. and certain of its subsidiaries challenge our participation agreement with AMP

ITM, a subsidiary of Grupo México, filed a legal proceeding against us on November 4, 2011, seeking to void AMP’s ownership of our Series BB shares as granted by the participation agreement between AMP and us. Additionally, ITM’s suit sought the repayment of all economic benefits conferred by us upon AMP during the period in which AMP has held our shares. On October 31, 2017, a ruling was issued in our favor finding ITM’s claim without standing. ITM filed an appeal, and consequently, we also appealed, seeking to strengthen certain decisions made in the ruling in our favor. ITM’s appeal was declared unfounded, and ITM then filed a direct amparo appeal. We then filed an appeal for a joint application for judicial review (revisión adhesiva). On October 9, 2019, ITM’s amparo was denied, however, ITM then proceeded to file for judicial review (revision). On August 4, 2020, ITM’s request for review was denied.

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

Guadalajara

Similarly, in the case of Guadalajara International Airport, in 2009 two different ejidos commenced proceedings before an agrarian court (Tribunal Superior Agrario) against the SCT, seeking to void the expropriation decree of 1975. The case was transferred to the federal justice system, and in a November 2010 ruling in favor of the ejidos, the district court ordered the return of all expropriated property to the ejidos and thus voided the specific concession granted to us on expropriated land. Although our Guadalajara airport has been joined only as an interested third party in the proceedings, we appealed this decision. On July 10, 2012, the appellate court reversed and remanded the decision, and on July 31, 2014, the district court issued a new judgment in favor of one of the ejidos, El Zapote, which both our Guadalajara airport and the federal authorities again appealed. On April 14, 2016, an appellate court issued a definitive decision on the matter declaring that although the rights of the ejido to challenge the appraised value of their land were violated, the land could not be returned to them. Furthermore, the court concluded that our concession was valid. The decision is now in the enforcement phase. On January 13, 2017, the Department of Agrarian, Territorial and Urban Development (Secretaría de Desarrollo Agrario, Territorial y Urbano (SEDATU)) issued an appraisal for the value of a portion of the land on which the Guadalajara airport is located, related to the appeal previously mentioned. This appraisal was made based on the expropriation decree of 1975. This proceeding was challenged by the ejido and accepted by the court. In response to the above, the district judge began a proceeding for restitution through financial compensation on August 10, 2018. This proceeding is pending resolution.

On February 17, 2017, we were notified of a new legal proceeding before an agrarian court instituted by El Zapote against the federal government. This proceeding alleges similar facts to the initial case and claims the same disputed property that was the subject of the initial case. This legal proceeding is in its initial phases, and we have joined as an interested third party.

In addition to the legal proceedings, during various periods since 2016, members of the ejido blocked access to commercial areas of Guadalajara Airport, specifically the parking facilities, which resulted in commercial revenue losses during those years. See “Item 3, Key Information – Risk Factors – Risks Related to Operations – Legal claims and other actions by the former holders of land comprising certain of our Mexican airports may disrupt the operations and security of these airports.”

Puerto Vallarta

In October 2013, Puerto Vallarta International Airport received notification of lawsuits related to the ejido Valle de Banderas, which claimed the invalidity of the expropriation by the Mexican government of the land on which the airport is located. Participants of the ejido commenced four proceedings against us, our Puerto Vallarta airport and various federal authorities for restitution or compensation with respect to 154 hectares of land comprising this airport. The claimants seek, among other things, to invalidate the expropriation decree issued on October 9, 1957, and, in two of the proceedings, are also seeking restitution of the land as they were not part of the expropriation decrees of October 9, 1957, August 20, 1990, November 24, 1993, and April 24, 1997. These lawsuits are also seeking, in part, to void the concession granted to the airport. We challenged the lawsuits on the basis of a lack of jurisdiction, as the claims were brought in the courts of the State of Nayarit, while our Puerto Vallarta airport is located in the State of Jalisco. The superior agrarian court agreed with our appeal and removed the case to Guadalajara. This proceeding is in process and remains pending.

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

Tijuana

Of these, the most relevant case regards our Tijuana airport. On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of Ps.234.8 million in property taxes for the period from 2000 to 2014, which we challenged on December 19, 2014. With respect to the municipal authority’s request for us to post a collateral bond guaranteeing the entire amount in question, the court granted judgment in our favor and suspended the requirement, which we had challenged on the grounds that we have already guaranteed part of the amount in previous proceedings. On October 6, 2020, the lower court issued a ruling against us. We immediately filed for judicial review (revision). The request for review is pending.

On March 25, 2020, the Tijuana municipal authority issued a requirement for payment of 2015 property taxes for Ps.23.5 million, and on March 11, 2021, the municipal authority issued another requirement for 2016. Both requirements were challenged in a timely manner and are pending resolution.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.1.6 billion (historical value) on December 31, 2021 (excluding reserve amounts corresponding to 2021 net income).

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

We paid aggregate dividends of Ps.4,425.4 million in 2019. During our 2020 and 2021 General Ordinary Shareholders’ Meetings, no dividend was proposed.

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

As of December 31, 2021, we had accumulated approximately Ps.11.7 billion of distributable earnings that had been subject to the corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

Our common ADSs, each representing 10 Series B common shares, are traded on the NYSE under the ticker symbol “PAC”. The Bank of New York Mellon serves as the depositary for our common ADSs. On April 15, 2022, there were 7,087,000 common ADSs outstanding, representing 13.5% of our total share capital.

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

In addition to the foregoing, each of the following actions of our board of directors, among certain others, may only occur with the approval of the Series BB directors:

•	approval of our airports’ five-year Master Development Programs or amendments thereto;
•	approval of our annual business and investment plans;
•	approval of capital expenditures outside of our annual investment plans;
•	approval of any sale of our fixed assets, individually or jointly, in an amount exceeding U.S.$3.0 million;
•	approval for us to enter into any type of loan or credit agreement, other than for certain loans granted by us to our subsidiaries;
•	approval of the granting by us of guarantees (avales) or other security interests other than for the benefit of our subsidiaries;
•	proposing to increase our capital stock or that of our subsidiaries;
•	approval of sales of shares in our subsidiaries;
•	approval of our dividend policies; and
•	proposing individuals to join our Audit Committee or our Nominations and Compensation Committee.

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 15, 2022:

Capital Stock

Capital Stock	Authorized (1)	Issued and Outstanding
Series B shares	446,739,215	431,683,779
Series BB shares	78,836,332	78,836,332
Total	525,575,547	510,520,111

(1)

At our April 27, 2021, Extraordinary Shareholders’ Meeting, our shareholders approved the cancellation of 35,424,453 Series B shares previously repurchased by us and held as treasury shares. Article Six, Clause 2 of our bylaws establishes that our series BB shares may only represent up to 15% of our authorized capital stock. Consequently, because of the cancellation of the Series B shares approved at our Extraordinary Shareholders’ Meeting and to comply with the provisions of our bylaws, on April 29, 2021, Bancomext, as trustee of the trust in which AMP’s Series BB shares are held requested the conversion of 5,313,668 Series BB shares held by the trust to Series B shares. On July 5, 2021, simultaneous processes were initiated with the CNBV for the cancellation of the 35,424,453 Series B shares held in treasury and the conversion to Series B shares of 5,313,668 Series BB shares held in the AMP trust by Bancomext. This table has been updated to reflect both the cancellation and conversion of shares as described above.

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

At the General Ordinary Shareholders’ Meetings held on July 1, 2020, and April 27, 2021, we did not declare a dividend.

At the Extraordinary Shareholders’ Meeting held on April 27, 2021, our shareholders approved a capital reduction of Ps.2,000.0 million, or Ps.3.823095061585 per outstanding share. The payment was made on May 28, 2021. At an Extraordinary Shareholders’ Meeting held on September 14, 2021, our shareholders approved an additional capital reduction of Ps.4,014.7 million, or Ps.7.80 per outstanding share. The payment was made on September 28, 2021.

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

Subject to certain exceptions for short-term and hedged positions, so long as certain holding period and other requirements are met, the U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2022 taxable year.

Dividend distributions generally constitute foreign-source, passive category income (or in the case of certain U.S. holders, general category income) for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, for taxable years beginning after December 28, 2021, Mexican tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder, except in the case of a U.S. holder that is eligible for, and properly claims, the benefits of the U.S.-Mexico Tax Treaty. We have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any Mexican withholding tax will be creditable. Alternatively, a U.S. holder may elect to deduct Mexican withholding taxes in computing such U.S. holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders are urged to consult their tax advisors whether, and to what extent, a foreign tax credit will be available in light of their particular circumstances.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Subject to applicable tax treaties, any gain on the sale of our Series B shares by any holder is subject to a 10% withholding tax in Mexico on the net gain from the sale if the transaction is carried out through the Mexican Stock Exchange. These taxes are paid through withholdings made by the financial intermediary. However, these withholdings will not be applicable to a non-resident holder that demonstrates (before the relevant financial intermediary) residence in a country with which Mexico holds a tax treaty to avoid double taxation. The non-resident holder must provide the financial intermediary with a signed document stating that the non-resident holder is a foreign resident and that their country of residence has a tax treaty to avoid double taxation with Mexico and provide their Tax ID.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. As a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, if a Mexican withholding tax is imposed on the sale or disposition of the Series B shares or ADSs, the tax is unlikely to be treated as creditable, unless the U.S. holder is eligible for and elects the benefits of the Tax Treaty. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

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

U.S. Backup Withholding Tax and Information Reporting Requirements

Dividends paid on, and proceeds from the sale or other disposition of, the Series B shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

U.S. Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar but collected in pesos based on the average exchange rate for the prior month. In 2019, 2020 and 2021, approximately 27.4%, 25.3% and 27.3%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2019, 2020 and 2021, 31.0%, 31.0% and 33.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). A depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues. Approximately 20.2% of our 2021 aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 17.2% of our consolidated costs and expenses are denominated in U.S. dollars. Based upon a 10% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2021, we estimate that our revenues would have increased by approximately Ps.316.4 million, and our costs and expenses would have increased approximately Ps.174.8 million.

As of December 31, 2019, 2020 and 2021, respectively, 55.2%, 60.5% and 35.5% of our cash and marketable securities were denominated in U.S. dollars.

In 2019, we obtained U.S.$5.0 million in loans. We had a total of U.S.$235.4 million in U.S. dollar-denominated debt as of December 31, 2019. In 2020, we obtained U.S.$37.0 million in additional U.S. dollar indebtedness, and as of December 31, 2020, we had U.S.$268.5 million in U.S. dollar-denominated debt. In 2021, we restructured U.S.$191.0 million in existing U.S. dollar indebtedness, and as of December 31, 2021, we had U.S.$260.5 million in U.S. dollar-denominated debt. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness.

On December 31, 2019, 2020 and 2021, we did not have any outstanding forward foreign exchange contracts.

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

As of December 31, 2021, we had approximately Ps.15.6 billion in variable rate debt, in recent years, we contracted interest rate swaps covering Ps.9.8 billion worth of risk for increased interest rates related to the issuance of our GAP 17, GAP 17-2, GAP 19 and GAP 20 long-term debt securities. As of December 31, 2021, we had Ps.12.3 billion in fixed rate debt, for a total debt of Ps.27.9 billion.

In addition, on September 24, 2015, we signed two unsecured credit agreements with Bank of Nova Scotia and BBVA, for U.S.$95.5 million each, for the refinancing of the bridge loans obtained for the acquisition of DCA. On March 18, 2022, we announced the successful refinancing of our bank debt for U.S.$191.0 million, for two additional years with its new maturity in January and March 2026. The refinancing was obtained from the same two Banking Institutions that originally granted these loans. U.S.$95.5 million were refinanced with BBVA, with interest payable monthly at a fixed annual rate of 2.45% and U.S.$95.5 million were refinanced with Scotiabank Inverlat, S.A. with interest payable monthly at a fixed annual rate of 2.64%.

On September 3, 2020, MBJA signed loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for up to U.S.$60.0 million available for disbursement up to 24 months from the closing date. The loan has a 5-year maturity with a 2-year optional extension for up to U.S.$54.0 million, with a monthly interest rate of Libor plus 310 basis points and principal payments of 10% due on the fifty-fourth month and 90% due at maturity. The disbursement fee was 50 basis points due at closing and a commitment fee of 55 basis points payable quarterly on any undrawn balance. The first drawdown of U.S.$30.0 million was made on September 4, 2020. The loan proceeds were used to finance the airport’s Capital Development Program, as well as for general corporate purposes.

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

On March 1, 2022, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the libor1M rate of the two loans that MBJA has in USD for a total U.S.$58.0 million. U.S.$30 million that accrues an interest rate Libor1M is swapped for 1.59%, until the expiration of the loan and the U.S.$28 million that accrues an interest rate Libor1M is swapped for 1.785%, until the expiration of the loan. Changes in fair value will be recognize temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the loans are recognized, the derivative is only for Libor1M rate.

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

During 2020, we paid (i) Ps.1,097.6 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 5.87% plus a contractual fixed spread and average Libor rate of 0.49%, plus a contractual fixed spread and (ii) Ps.307.5 million of interest expense under fixed-rate loans.

During 2021, we paid (i) Ps.1,019.0 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 4.67% plus a contractual fixed spread and average Libor rate of 0.10%, plus a contractual fixed spread and (ii) Ps.640.5 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase of the TIIE-28 and the Libor rate as of December 31, 2021, we estimate that our interest expense would have increased by Ps.150.1 million.

Because both our U.S. dollar loans and our peso bond debt have variable interest rates, an increase without interest rate hedges would reduce our cash flows. To reduce our exposure, we have contracted interest rate hedges with HSBC and Scotiabank. These financial instruments with HSBC and Scotiabank to cover our GAP 15 debt securities for Ps.2,200.0 million, were closed out in February 2020 once the maturity payment was made on the long-term debt securities on February 14, 2020. The financial instruments were not entered into for speculative purposes but were also not formally designated and therefore did not qualify as hedging instruments for accounting purposes. As a result, changes in their fair value are recognized in the profit or loss within finance cost. The financial instruments with Scotiabank to cover the GAP 17-2, GAP 19 and GAP 20 long-term debt securities were entered into for speculative purposes and were formally designated. Therefore, these instruments qualify as hedging instruments for accounting purposes, and as a result, changes in their fair value are recognized in other comprehensive income and profit or loss in the cash flow hedges reserve.

	Notional amount		Coverage			Market value at December 31, 2021
	(millions)		start date	Rate	Due date	(in millions)
Scotiabank	Ps.	3,000.0	March 2020	6.332%	February 2025	Ps.	89.7
					Total Assets	Ps.	89.7

HSBC	Ps.	1,500.0	May 2017	7.21%	March 2022		(6.8)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	November 2022		(23.5)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	March 2024		(41.1)
Total					Total Liability	Ps.	(71.4)

For the year ended December 31, 2021, we recognized a gain of Ps.51.6 million within finance cost as expense of the period, due to the value of the premium paid, for the effect of the intrinsic value of these hedges. In 2019 and 2020, we recognized Ps.149.8 million and Ps.41.8 million, respectively, in the reserve for the loss of fair value of the coverage, and in 2021, we recognized Ps.51.7 million in the reserve for the gain for cash flow hedges of the GAP 17-2, GAP 19 and GAP 20 debt securities.

On February 26, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in November 2017. These debt securities were issued at a 28-day TIIE variable rate plus 44 basis points, so a swap was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2021, we recognized Ps.80.7 million as finance cost as a result of the application of the hedge because the fixed rate contracted in the swap was higher than the TIIE.

On February 27, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in March 2019. These debt securities were issued at a 28-day TIIE variable rate plus 45 basis points, so a swap was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2021, we recognized Ps.105.3 million as finance cost as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE.

On March 2, 2020, we entered into a hedge of the variable interest rate generated by the debt securities issued in February 2020. These debt securities were issued at a 28-day TIIE variable rate plus 17 basis points, so a swap was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2021, we recognized Ps.52.9 million as finance cost as a result of the application of the hedge because the fixed rate contracted in the swap was higher than the TIIE.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2019, we received U.S.$36.9 thousand in reimbursements from the depository for expenses corresponding to 2018. In 2020, we received U.S.$20.9 thousand in reimbursements from the depositary for expenses corresponding to 2019. In 2021, we did not receive any reimbursements from the depositary for expenses corresponding to 2020.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures
a)	Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, our disclosure controls and procedures were effective as of December 31, 2021.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2021. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our company maintained effective internal control over financial reporting as of December 31, 2021.

Our independent registered public accounting firm that audited the financial statements included in this filing has issued an attestation report on the effectiveness of our internal control over financial reporting.

c)	Changes in Internal Control Over Financial Reporting

Except for the remediation activities described below, there has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

d)	Remediation plan and Activities

In response to the material weakness identified previous year, our management with the oversight form our Audit Committee, developed a plan to remediate the material weakness in internal control related to ineffective general information technology controls (GITCs). This plan comprised in different actions, which were fully completed and implemented, therefore the findings which originated the material weakness in GITCs were solved

Internal controls related to the operation of IT systems and databases are critical to maintaining adequate internal control over financial reporting. The material weakness in our internal control over financial reporting arose because we did not: maintain effective controls over the segregation of duties within IT environments; did not appropriately perform certain periodic risk assessments of certain system configurations; did not maintain effective monitoring controls over certain key financial systems and databases’ administrators; and did not maintain effective IT service desk controls.

e)	Report of Independent Registered Public Accounting Firm on Internal Controls

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021, 2020 and 2019 and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 21, 2022 expressed an unqualified opinion on those consolidated financial statements.

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
April 21, 2022

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Cárdenas Dosal S.C. (“KPMG Mexico”), during the fiscal years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019		2020		2021
	(thousands of pesos)
Audit fees	Ps.	12,382	Ps.	14,202	Ps.	15,070
Other fees		458		1,479		1,263
Total fees	Ps.	12,840	Ps.	15,681	Ps.	16,333

Audit fees in the above tables are the aggregate fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements and services related to the Sarbanes-Oxley Act of 2002, services related to the issuance of debt securities, the audit of the financial statements of certain subsidiaries and other statutory audit reports.

We have not engaged our independent auditors for tax compliance, tax advice or tax planning services in the fiscal years ended December 31, 2019, 2020 and 2021.

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

Shares Repurchased Pursuant to the Share Repurchase Program

2021	(a) Total number of shares repurchased (1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs(2)	(d) Approximate dollar value that may yet be purchased under the plans or programs (in million) announced plans or programs(2)
January 1-31	-	-	-	75,558,155
February 1-28	-	-	-	75,558,155
March 1-31	1,537,347	220	1,537,347	59,072,642
April 1-30	901,849	214	901,849	49,659,141
May 1-31	-	-	-	146,241,591
June 1-30	3,111,846	218	3,111,846	113,104,155
July 1-31	3,170,150	215	3,170,150	79,887,818
August 1-31	2,149,029	219	2,149,029	56,983,189
September 1-30	-	-	-	154,477,583
October 1-31	382,695	250	382,695	149,805,008
November 1-30	2,009,774	268	2,009,774	123,532,663
December 1-31	11,280	257	11,280	123,391,622
2021 Total	13,273,970	226	13,273,970	123,391,622

As of December 31, 2019, 2020 and 2021, there was a total balance of 35,424,453, 35,424,453 and 13,273,970 repurchased shares, respectively, on our Consolidated Statements of Financial Position. As of April 15, 2022, we have 15,055,436 shares held in treasury.

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

Mexican law does not require us to disclose corporate governance guidelines, and we have not done so. However, pursuant to the Securities Market Law, we have adopted board guidelines covering corporate governance matters such as the use of corporate assets, certain transactions with related parties (including loans to officers), repurchases of shares, communications with shareholders, managers and directors, and other matters.

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

2.d	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.
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

8.1	List of subsidiaries of the Company. *

11.1	Code of Ethics of the Company.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

*	Filed herewith.

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

Dated: April 21, 2022

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2019, 2020 and 2021 and for the

Years Ended December 31, 2019, 2020 and 2021

and Report of Independent Registered Public

Accounting Firms Dated February 22, 2021

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Auditors and 2019, 2020 and 2021 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021, 2020 and 2019 and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 22, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

Evaluation of classification of certain expenditures as improvements to concession assets or maintenance costs

As discussed in the notes 3d and 8 to the consolidated financial statements, the Company has a net balance of Ps. 16,858 million of improvements to concession assets as of December 31, 2021. The Company is committed to carry-out numerous expenditures to each of its airports on an annual basis, in the case of Mexican airports, and every five years in Jamaica, under the Master Development Programs. Expenditures which are considered to be upgrades on, or improvements to, concession assets are recognized as “intangible assets - improvements to concession assets”. Additionally, the Company recognizes revenue and an expense of equal value for these expenditures. Expenditures in relation to general maintenance of the concession assets are recognized as an expense in the consolidated statement of profit and loss and other comprehensive income.

We identified the assessment of the classification of certain items of expenditure, such as those related to infrastructure, as either improvements to concession assets or as maintenance expenses as a critical audit matter. The Company’s management applied significant judgment to classify certain items of expenditure which, in turn, required subjective auditor judgment to evaluate.

The following are the primary procedures we performed to address this critical audit matter. We read the Master Development Programs and evaluated the Company’s policy for classifying expenditures as either improvements to concession assets or as maintenance expenses, considering the relevant accounting literature. We checked that the Company’s policy was applied to a sample of expenditures recognized as intangible assets during the year ended December 31, 2021, and to a sample of maintenance expenses recognized during the year ended December 31, 2021.

We have served as the Company’s auditor since 2016.

/s/ KPMG CÁRDENAS DOSAL S.C.

KPMG CÁRDENAS DOSAL S.C
Guadalajara, Jalisco, México
April 22, 2022

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019, 2020 and 2021

(In thousands of Mexican Pesos)

Assets

	December 31, 2019		December 31, 2020		December 31, 2021
Current assets:
Cash and cash equivalents (Note 5)	Ps.	7,500,193	Ps.	14,444,549	Ps.	13,332,877
Trade accounts receivable – net (Note 6)		1,479,410		1,266,005		1,720,475
Recoverable taxes (Note 12.b)		291,575		1,072,855		1,267,643
Other current assets		96,306		62,700		76,580
Total current assets		9,367,484		16,846,109		16,397,575
Advanced payments to suppliers		241,231		464,675		923,795
Machinery, equipment and improvements on leased assets – net (Note 7)		1,905,684		2,146,232		3,094,220
Improvements to concession assets – net (Note 8)		12,063,383		13,763,840		16,857,852
Airport concessions – net (Note 9)		10,821,596		10,649,220		10,328,521
Rights to use airport facilities – net (Note 10)		873,598		816,898		760,200
Other acquired rights – net (Note 11)		481,600		464,903		448,206
Derivative financial instruments (Note 15)		4,686		-		89,711
Deferred income taxes – net (Note 12.e)		5,648,944		5,966,363		6,230,886
Right-of-use assets		34,628		23,626		56,440
Other assets – net		134,970		219,307		135,679
Total	Ps.	41,577,804	Ps.	51,361,173	Ps.	55,323,085

See accompanying notes to consolidated financial statements.

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019, 2020 and 2021

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2019		December 31, 2020		December 31, 2021
Current liabilities:
Banks loans, debt securities and current portion of the debt (Note 16.a and b)	Ps.	2,200,000	Ps.	2,659,590	Ps.	3,964,668
Concession taxes payable		394,422		155,744		268,114
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 30.a)		355,361		157,003		394,208
Accounts payable (Note 13)		1,021,729		1,194,350		3,147,544
Advance payments from clients		142,044		128,200		104,293
Taxes payable		131,511		175,543		129,072
Liabilities for assets in lease (Note 14.b)		12,577		10,717		11,872
Derivative financial instruments (Note 15)		265,979		750,704		71,387
Income taxes payable (Note 12)		152,943		30,824		1,271,800
Total current liabilities		4,676,566		5,262,675		9,362,958
Deposits received in guarantee (Note 4)		1,143,485		696,059		788,435
Liabilities for assets in lease (Note 14.b)		24,615		15,476		47,094
Deferred income taxes (Note 12.e)		681,909		655,479		606,632
Retirement employee benefits (Note 17)		144,743		183,125		193,126
Long-term borrowings (Note 16.a)		4,437,043		6,195,576		5,196,240
Debt securities (Note 16.b)		9,800,000		15,500,000		18,700,000
Total long-term liabilities		16,231,795		23,245,715		25,531,527
Total liabilities		20,908,361		28,508,390		34,894,485
Equity (Note 18):
Common stock		6,185,082		6,185,082		170,381
Repurchased shares		(1,733,374)		(1,733,374)		(3,000,037)
Legal reserve		1,592,551		1,592,551		1,592,551
Reserve for repurchase of shares		3,283,374		3,283,374		5,531,292
Retained earnings		9,940,035		11,908,891		13,925,091
Foreign currency translation reserve		525,992		1,037,446		1,034,233
Remeasurements of employee benefits – Net of income tax		6,606		(10,052)		5,211
Reserve for financial instruments of cash flow hedges – Net of income tax		(172,094)		(471,107)		29,658
Total equity attributable to controlling interest		19,628,172		21,792,811		19,288,380
Non-controlling interest (Note 19)		1,041,271		1,059,972		1,140,220
Total equity		20,669,443		22,852,783		20,428,600
Total	Ps.	41,577,804	Ps.	51,361,173	Ps.	55,323,085

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2019, 2020 and 2021

(In thousands of Mexican Pesos, except per share amounts)

	2019		2020		2021
Revenues (Note 20):
Aeronautical services	Ps.	10,547,720	Ps.	7,225,742	Ps.	11,983,954
Non-aeronautical services		3,771,500		2,448,053		3,662,441
Improvements to concession assets		1,906,801		2,192,578		3,368,511
		16,226,021		11,866,373		19,014,906
Operating costs:
Employee cost (Note 21)		877,068		970,481		1,115,750
Maintenance		578,510		426,523		546,548
Safety, security and insurance		428,208		458,316		510,440
Utilities		380,370		355,562		391,836
Allowance for expected credit loss		5,299		86,596		15,487
Other operating cost		475,409		371,229		409,570
Technical assistance fees (Note 30)		461,549		289,154		526,220
Concession taxes (Note 9)		1,318,220		908,310		1,231,044
Depreciation and amortization (Note 21)		1,776,137		2,000,361		2,050,539
Cost of improvements to concession assets (Note 23)		1,906,801		2,192,578		3,368,511
Other expense (income) – net (Note 24)		1,212		(12,726)		(8,231)
		8,208,783		8,046,384		10,157,714
Income from operations		8,017,238		3,819,989		8,857,192
Finance cost – net (Note 25):
Finance income		665,829		410,512		420,271
Finance cost		(1,425,746)		(1,514,250)		(1,686,540)
Exchange gain (loss) – net		88,785		(330,484)		238,339
		(671,132)		(1,434,222)		(1,027,930)
Share of profit of associate		79		3		1
Income before income taxes		7,346,185		2,385,770		7,829,263
Income tax (Note 12.c):
Current		2,055,783		722,474		2,315,686
Deferred		(164,340)		(255,407)		(530,140)
		1,891,443		467,067		1,785,546
Profit for the year		5,454,742		1,918,703		6,043,717
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		(269,440)		580,308		30,810
Cash flow hedges, effective portion of changes in fair value, net of income tax		(172,094)		(299,013)		500,765
Items that will not be reclassified to profit or loss Remeasurements of employee benefit – net of income tax		(1,404)		(16,658)		15,263
Total comprehensive income for the year	Ps.	5,011,804	Ps.	2,183,340	Ps.	6,590,555
Profit for the year attributable to:
Controlling interest	Ps.	5,360,152	Ps.	1,968,856	Ps.	5,997,492
Non-controlling interest		94,590		(50,153)		46,225
	Ps.	5,454,742	Ps.	1,918,703	Ps.	6,043,717
Total comprehensive income for the year attributable to:
Controlling interest	Ps.	4,937,027	Ps.	2,164,639	Ps.	6,510,307
Non-controlling interest		74,777		18,701		80,248
	Ps.	5,011,804	Ps.	2,183,340	Ps.	6,590,555
Weighted average number of common shares outstanding		525,575,547		525,575,547		519,372,684
Basic and diluted earnings per share (in Mexican Pesos, Note 3.s)	Ps.	10.1986	Ps.	3.7461	Ps.	11.5476

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2020 and 2021

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2019	561,000,000		7,777,576		(1,733,374)		1,345,709		2,983,374		9,552,071		775,619		8,010		—		20,708,985		1,063,165		21,772,150
Dividends declared non-controlling interest (Note 19)	—		—		—		—		—		—		—		—		—		—		(96,671)		(96,671)
Transfer of earnings to legal reserve (Note 18.g)	—		—		—		246,842		—		(246,842)		—		—		—		—		—		—
Dividends paid, Ps. 8.42 pesos per share (Note 18.c)	—		—		—		—		—		(4,425,346)		—		—		—		(4,425,346)		—		(4,425,346)
Capital distribution Ps. 3.03 pesos per share (Note 18.d)	—		(1,592,494)		—		—		—		—		—		—		—		(1,592,494)		—		(1,592,494)
Reserve for repurchase of shares (Note 18.c)	—		—		—		—		300,000		(300,000)		—		—		—		—		—		—
Comprehensive income:
Profit of the year	—		—		—		—		—		5,360,152		—		—		—		5,360,152		94,590		5,454,742
Other comprehensive income for the year	—		—		—		—		—		—		(249,627)		(1,404)		(172,094)		(423,125)		(19,813)		(442,938)
Total comprehensive income for the year	—		—		—		—		—		5,360,152		(249,627)		(1,404)		(172,094)		4,937,027		74,777		5,011,804
Balances as of December 31, 2019	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	9,940,035	Ps.	525,992	Ps.	6,606	Ps.	(172,094)	Ps.	19,628,172	Ps.	1,041,271	Ps.	20,669,443
Comprehensive income:
Profit of the year	—		—		—		—		—		1,968,856		—		—		—		1,968,856		(50,153)		1,918,703
Other comprehensive income for the year	—		—		—		—		—		—		511,454		(16,658)		(299,013)		195,783		68,854		264,637
Total comprehensive income for the year	—		—		—		—		—		1,968,856		511,454		(16,658)		(299,013)		2,164,639		18,701		2,183,340
Balances as of December 31, 2020	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	11,908,891	Ps.	1,037,446	Ps.	(10,052)	Ps.	(471,107)	Ps.	21,792,811	Ps.	1,059,972	Ps.	22,852,783

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2020 and 2021

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2021	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	11,908,891	Ps.	1,037,446	Ps.	(10,052)	Ps.	(471,107)	Ps.	21,792,811	Ps.	1,059,972	Ps.	22,852,783
Comprehensive income:
Capital distribution, Ps.3.82 y Ps.7.80 pesos per share, May and September, respectively (Note 18.g, i)	—		(6,014,701)		—		—		—		—		—		—		—		(6,014,701)		—		(6,014,701)
Cancellation of repurchase of shares (Note 18.f)	(35,424,453)		—		1,733,374		—		(1,733,374)		—		—		—		—		—		—		—
Reserve for repurchase of shares (Note 18.h)	—		—		—		—		3,981,292		(3,981,292)		—		—		—		—		—		—
Repurchase of shares (Note 18.k)	—		—		(3,000,037)		—		—		—		—		—		—		(3,000,037)		—		(3,000,037)
Profit of the year	—		—		—		—		—		5,997,492		—		—		—		5,997,492		46,225		6,043,717
Other comprehensive income for the year	—		—		—		—		—		—		(3,213)		15,263		500,765		512,815		34,023		546,838
Total comprehensive income for the year	—		—		—		—		—		5,997,492		(3,213)		15,263		500,765		6,510,307		80,248		6,590,555
Balances as of December 31, 2021	525,575,547	Ps.	170,381	Ps.	(3,000,037)	Ps.	1,592,551	Ps.	5,531,292	Ps.	13,925,091	Ps.	1,034,233	Ps.	5,211	Ps.	29,658	Ps.	19,288,380	Ps.	1,140,220	Ps.	20,428,600

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2020 and 2021

(In thousands of Mexican Pesos)

	2019		2020		2021
Cash flows from operating activities:
Profit for the year	Ps.	5,454,742	Ps.	1,918,703	Ps.	6,043,717
Adjustments for:
Employee benefits		22,733		31,382		3,312
Allowance expected credit loss		5,299		86,596		15,487
Depreciation and amortization		1,776,137		2,000,361		2,050,539
Net loss (gain) on sale of machinery, equipment and improvements to leased assets		586		(14,375)		(3,490)
Share of loss (profit) of associate		(79)		(3)		(1)
Net (gain) loss on derivative financial instruments		149,770		43,778		(51,656)
Interest expense for financing activity		1,142,086		1,388,072		1,687,895
Unrealized exchange (gain) loss		(111,544)		57,780		(5,427)
Provisions		6,930		428		11,754
Income tax expense		1,891,443		467,067		1,785,543
		10,338,103		5,979,789		11,537,673
Changes in:
Trade accounts receivable		(101,537)		164,258		(464,395)
Recoverable income tax and other current assets		(28,591)		(814,271)		(299,842)
Concession taxes payable		57,378		(253,633)		94,879
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		56,985		(198,358)		237,205
Accounts payable		11,642		(85,718)		959,177
Taxes payable		(33,539)		43,252		(41,990)
Deposits received in guarantee		26,673		(456,787)		89,859
Cash generated by operating activities		10,327,114		4,378,532		12,112,566
Income taxes paid		(2,163,057)		(811,965)		(1,017,120)
Net cash provided by operating activities		8,164,057		3,566,567		11,095,446
Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased assets, improvements to concession assets and advance payments to suppliers		(2,478,988)		(3,160,111)		(4,946,784)
Proceeds from sales of machinery and equipment		4,186		6,248		3,215
Cash flows by concession right		(97,628)		—		—
Other investment activities		(13,665)		(63,828)		(25,739)
Net cash used in investing activities		(2,586,095)		(3,217,691)		(4,969,308)
Cash flows from financing activities:
Dividends declared and paid		(4,425,346)		—		—
Dividends paid to non-controlling interest		(146,715)		—		—
Capital distribution		(1,592,494)		—		(6,014,701)
Repurchase of shares		—		—		(3,000,037)
Proceeds from issuance of debt securities		3,000,000		7,200,000		7,000,000
Proceeds from bank loans		96,308		2,709,125		3,779,413
Repayments on bank loans		—		—		(5,941,663)
Payment of debt securities				(2,200,000)		(1,500,000)
Interest paid on leasing		(3,703)		(2,582)		(2,598)
Payment of obligations for leases		(16,261)		(12,977)		(12,466)
Interest paid on financial loans		(1,143,318)		(1,405,139)		(1,659,473)
Net cash (used in) generated by financing activities		(4,231,529)		6,288,427		(7,351,525)
Effects of exchange rate changes on cash held:		2,303		307,053		113,715
Increase (decrease) in cash and cash equivalents		1,348,736		6,944,356		(1,111,672)
Cash and cash equivalents at beginning of year		6,151,457		7,500,193		14,444,549
Cash and cash equivalents at the end of year	Ps.	7,500,193	Ps.	14,444,549	Ps.	13,332,877
Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased assets and improvements to concession assets	Ps.	286,409	Ps.	540,854	Ps.	1,427,990
See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2019, 2020 and 2021

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

On April 20, 2015, the Company carried out a transaction for the acquisition of 100% of the shares of the Spanish company Desarrollo de Concesiones Aeroportuarias, S.L. (DCA). The transaction was fully paid on the same date. The acquisition was the result of a private and confidential bidding process among various participants, which concluded in favor of GAP. The total amount of the transaction was USD$192.0 million.

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

–

During 2021, the COVID-19 pandemic continued affecting the operations and passenger traffic of the Company's airports, mainly during the first quarter. However, with the application of vaccines in Mexico and the United States, increased passenger confidence and the demand for domestic and international passengers, causing traffic to accelerate during the rest of the year, generating revenues above expectations, and contributing to the significant recovery of results and cash flows for the year. Even though the results have been improving, the Company continues monitoring the indicators and impairment tests of long-lived assets, expected credit losses and recovery of deferred tax assets, concluding that there were no significant impacts on the consolidated financial statements of 2021.

During 2021, the Company continued providing support to airlines and commercial clients according with the incentive program, in order to support their recovery from the adverse effects caused by the pandemic. With airlines, the incentive program was continued in accordance with the reactivation of previously existing routes and frequencies providing discounts to airline charges. In the case of commercial contracts, the Company granted monthly discounts on the guaranteed minimum rents, according to the percentage decrease in passenger traffic for each airport.

In year 2021, the Company substantially improved its financial indicators compared to 2020, generating a net cash flow from operating activity higher than fiscal year 2019. The Company will continue to make decisions to solve the adverse effects of the pandemic, seeking to adopt the necessary measures to preserve the liquidity and continuity of the business, promptly communicating to the market about relevant updates to the operation and results of the airports.

–

On March 1, 2021, the purchase of Series "B" own shares was reactivated, in accordance with the authorization of the Ordinary General Shareholders' Meeting held on July 1, 2020. As of December 31, 2021 the Company has repurchased 13,270,970 shares at an average price of Ps.226.01 per share, for a total of Ps.3,000,037.

–

In Annual General Ordinary Shareholders' Meeting held on April 27, 2021, the stockholders approved the cancellation of the repurchase fund for Ps.1,550,000, approved at the Ordinary General Shareholders' Meeting held on July 1, 2020, and a maximum amount of resources allocated for the repurchase of the Company's own shares of Ps.3,000,000 during the 12 months following its approval, if the Company's management determines it is convenient or necessary.

–

In a General Extraordinary Shareholders' Meeting held on April 27, 2021, the stockholders approved the following: i) the cancellation of 35,424,453 shares held in treasury as of December 31, 2020 and ii) a capital reduction of Ps.3.823095061582 pesos per outstanding share at time of payment, which was paid on May 28, 2021 for Ps.2,000,000.

–

On May 7, 2021, the Company issued 45 million long-term debt securities for a total Ps. 4,500,000, which are unsecured and payment of principal at maturity, under the modality of communicating vessels: i) GAP21 Ps. 2,500,000 of these bonds at a variable rate of TIIE-28 plus 60 basis points, payment of the principal on June 2, 2025 and ii) GAP21-2 Ps.2,000,000 that will pay interest every 182 days at a fixed annual rate of 7.91%, with payment of the principal on April 28, 2028. The resources will be allocated for payment of the maturity of the GAP 16 debt securities of Ps. 1,500,000, and payment of the principal of the credit with Scotiabank of Ps.1,000,000 and to fulfilling investment in Mexico for 2021.

–

In the Ordinary General Shareholders' Meeting held on September 14, 2021, the stockholders approved the proposal to increase the maximum amount of resources allocated for the repurchase of the Company's own shares from an additional Ps. 2,000,000 to the Ps.3,000,000 approved at the Ordinary General Shareholders' Meeting held on April 27, 2021, to be exercised during the 12 months after the approval, if the Company's management determines it is convenient or necessary.

–

In a General Extraordinary Shareholders' Meeting held on September 14, 2021, a capital reduction of Ps.7.80 pesos per outstanding share was approved, which was paid on September 28, 2021 for Ps.4,014,701.

–

On October 15, 2021, the Company issued 25 million long-term debt securities for a total Ps.2,500,000, which are unsecured and payment at maturity, under the modality of communicating vessels, one with a green bond certificates and another corresponding to the first reopening of the fourth issuance of the debt securities. The debt bonds were GAP21V: i) Ps.1,500,000 issuance of green bond certificates at a variable rate of TIIE-28 plus 25 basis points, payment of principal as of October 9, 2026 and ii) Ps.1,000,000 upon reopening issuance of GAP21-2 originally issued on May 7, 2021, which they will pay interest every 182 days at a fixed annual rate of 7.91%, with payment of the principal on April 28, 2028. The resources will be allocated for fulfilling investment in Master Development Plan (MDP) Mexico for 2021 and part of 2022, as well as to finance the projects eligible as green according to Green Bond Framework.

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
d.

Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2019, 2020 and 2021. The consolidated subsidiaries are as follows:

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

Modification of International Financing Reporting Standards (“IFRSs” or “IAS”) and new interpretations that are mandatorily effective from 2021

Lease concessions related to COVID-19 after June 30, 2021 (amendments to IFRS 16). The adoption has not had any material impact on the disclosures or amounts in these consolidated financial statements.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16: “Reference Interest Rate Reform” – Phase II: reflect the problems that will affect financial information when LIBOR is replaced by LIBOR. Alternative reference rate.

The Company applied the Phase 2 amendments retroactively. However, in accordance with the exceptions permitted in the Phase 2 amendments, the Company has elected not to restate comparative financial statements for prior periods to reflect the application of these amendments. Since the Company had no transactions for which the reference rate had been replaced by an alternative reference rate as of December 31, 2021, there is no impact on the balances of the opening consolidated statements of financial position as a result of the retroactive application.

f.

Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2019, 2020 and 2021, and for the years then ended, are prepared in pesos, which is both, the functional and reporting currency of the Company and are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates as of year–end for each period.

Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions. During 2019, 2020 and 2021, were as follows:

Currency	2019		2020		2021
Pesos / USD	Ps.	19.2616	Ps.	21.4886	Ps.	20.2813
USD / Euros		USD$1.1196		USD$1.1413		USD$1.1835

g.

Use of estimates and critical judgments in preparing the consolidated financial statements – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies relating to the reported amounts of assets, liabilities and income and expenses of the relevant period. Actual results could differ from these estimates. Information on the uncertainty in the use of assumptions and estimates that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

–	Expected credit loss (Note 6)
–	Definition of useful lives and depreciation and amortization periods (Notes 3.c. and 3.d.)
–	Capitalization of improvements to concession assets (Notes 3.d and 8)
–	Cash flow hedges (Notes 3.h and 15)
–	Probability of recovery of deferred income tax from tax loss carryforwards (Note 12.g)
–	Assumptions used to determine liabilities for retirement benefits (Note 17)
–	Contingent liabilities (Note 27)

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

h.

Income from operations – This line item is comprised of total revenues less the operating costs. Although the presentation of income from operations is not required by nor is it defined under IFRS, it is included in the consolidated statements of profit or loss and other comprehensive income because management believes it represents a useful and reliable measure of the economic and financial performance of the Company.

i.

Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2019, 2020 and 2021, other comprehensive income is represented by the effects of translation of foreign subsidiaries, actuarial remeasurements and the reserve of cash flow hedges of financial instruments net of taxes. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are recognized in the income statement as long as permitted under IFRS.

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

Financial assets –

All regular way purchases or regular incomes of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or services revenues are purchases or income from services revenues of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

By default, all other financial assets are measured subsequently at fair value through profit or loss. This election is made individually for each investment.

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

Interest income is recognized in profit or loss and is included in the net finance income and in other comprehensive income – Finance income line item (Note 25).

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

Specifically:

•

Investments in equity instruments are classified as at FVTPL, unless the Company designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition.

•

Debt instruments that do not meet the amortized cost criteria or the FVTOCI criteria are classified as at FVTPL. In addition, debt instruments that meet either the amortized cost criteria or the FVTOCI criteria may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency (so called ‘accounting mismatch’) that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. The Company has not designated any debt instruments as at FVTPL.

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

Debt investments at fair value with changes in other comprehensive income (FVRCORI) are subsequently measured at fair value. Interest income calculated under the effective interest method, foreign currency translation gains and losses, and impairment are recognized in income. Other net gains and losses are recognized in other comprehensive income. At the time of derecognition, the gains and losses accumulated in other comprehensive income are reclassified in results for the period.

Capital investments at FVRCORI are subsequently measured at fair value. Interest is recognized as income in income unless the income clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to results.

-	Foreign exchange gains and losses

The carrying amount of financial assets that is denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period.

Specifically:

•

for financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in the consolidated profit or loss statement in the line of finance cost;

•

for debt instruments measured at FVTOCI that are not part of a designated hedging relationship, exchange differences on the amortized cost of the debt instrument are recognized in the consolidated profit or loss statement in the line of finance cost. Other exchange differences are recognized as changes in fair value in profit or loss and other comprehensive income.

•

for financial assets measured at FVTPL that are not part of a designated hedging relationship, exchange differences are recognized in the consolidated profit or loss statement in the line of finance cost; and

•	for equity instruments measured at FVTOCI, exchange differences are recognized in other comprehensive income in foreign currency translation reserve.

-	Write-off policy

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

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

For financial assets, the expected credit loss (ECL) is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. For a lease receivable, the cash flows used for determining the expected credit losses is consistent with the cash flows used in measuring the lease receivable in accordance with IFRS 16. Revenue recognition for commercial leases contracts is detailed in Note 20.

If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date, except for assets for which simplified approach was used.

The Company recognizes a loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and accumulated in the investment revaluation reserve and does not reduce the carrying amount of the financial asset in the consolidated statement of financial position.

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

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. In addition, on derecognition of an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. In contrast, on derecognition of an investment in an equity instrument which the Company has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the investment´s revaluation reserve is not reclassified to profit or loss, but is transferred to retained earnings.

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

-Reform of the reference interest rate

When the basis for determining the contractual cash flows of a financial asset or liability measured at amortized cost has changed as a result of the benchmark interest rate reform, the Company updates the effective interest rate of the financial asset or financial liability to reflect the change required by the reform. The benchmark interest rate reform requires a change in the basis for determining the contractual cash flows if the following conditions are met:

• The change is necessary as a direct consequence of the reform; and

• The new basis for determining the contractual cash flows is economically equivalent to the old basis, that is, the basis immediately prior to the change.

When changes are made to a financial asset or financial liability in addition to changes in the basis for determining the contractual cash flows required by the benchmark interest rate reform, the Company first updates the effective interest rate of the financial asset or liability. to reflect the change required by the benchmark interest rate reform. Subsequently, the Company applies the modification policies to the additional changes.

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

g.

Investment in associate – An associate is an entity in which control is not exercised over, but which the Company has significant influence. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Entity share of the profit or loss and other comprehensive income of the associate.

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

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and subsequently valued at fair value at the end of each reporting period. The gain or loss is recognized in the consolidated profit or loss statement and other comprehensive income immediately, unless the derivative is designated as a hedging instrument and is considered to be effective.  The timing of the recognition of the hedging instrument in earnings will depend on the nature of the hedge.

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

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates, with the corresponding gain or loss being recognized in consolidated statements of profit or loss and other comprehensive income.

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

From January 1, 2021, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Company remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.

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

w.

Other immaterial presentations – After the issuance of the consolidated financial statements as of December 31, 2020 and for the year ended on that date, the Company's management modified the presentation of the consolidated statements of income and other comprehensive income according to its nature for the years 2019 and 2020. The Company's management determined that it was appropriate to make the modification for purposes of presentation of the consolidated financial statements for the year 2021.

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

As of December 31, 2019, 2020 and 2021, financial instruments held by the Company are comprised of the following:

	December 31, 2019		December 31, 2020		December 31, 2021
Financial assets
Cash and cash equivalents	Ps.	7,500,193	Ps.	14,444,549	Ps.	13,332,877
Trade accounts receivables		1,479,410		1,266,005		1,720,475
Derivative financial instruments		4,686		-		89,711
Financial liabilities at amortized cost
Short and long-term debt securities	Ps.	12,000,000	Ps.	17,000,000	Ps.	22,500,000
Current and long-term bank loans		4,437,043		7,355,166		5,360,908
Accounts payable (1)		1,215,264		1,172,044		3,321,865
Financial liabilities at Fair Value
Derivative financial instruments		265,979		750,704		71,387
Liabilities for assets in lease		37,192		26,193		58,966

(1)Include suppliers, other suppliers, AMP and other accounts payable

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

–

Accounts receivable and others – The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2019, 2020 and 2021 the revenues for TUA represented 52.9%, 50.0% and 52.5% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. The 29.2%, 33.5% and 35.5% of the Company’s revenues in 2019, 2020 and 2021 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. The 27.4%, 27.9% and 26.1% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2019, 2020 and 2021 were generated by the Guadalajara airport. In addition, 91.0%, 87.3% and 86.9% of aeronautical and non-aeronautical revenues earned during the periods ended December 31, 2019, 2020 and 2021, respectively, were generated by seven of the Company's airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Montego Bay, Guanajuato and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA in Mexico, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse the airport for the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond, or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the event of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. As of December 31, 2019, 2020 and 2021, the Company has customer deposits received in guarantee of Ps.1,143,485, Ps.696,059 and Ps.788,435, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

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

Credit risk:

The Company determines the expected credit losses in these items using a provision matrix, estimated based on the historical experience of credit losses based on the past due status of customers and adjusted as appropriate to reflect current conditions and estimates of future economic conditions. As a result, the credit risk profile of these assets is presented based on their matured status in terms of the provision matrix. Note 6 includes additional details on the provision for losses for these assets.

The following tables presents information on the exposure to credit risk and expected credit losses for accounts receivable from customers as of December 31, 2019, 2020 and 2021.

Balance of the trade account receivables as of December 31, 2019	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	1,258,569	Ps.	-	No
1 to 30 days past due	5.97%		133,533		7,978	No
31 to 60 days past due	13.69%		91,640		12,546	No
61 to 90 days past due	47.48%		30,832		14,640	No
More than 90 days past due	100%		2,693		2,693	Yes
Legal	100%		13,165		13,165	Yes
		Ps.	1,530,432	Ps.	51,022

Balance of the trade account receivables as of December 31, 2020	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	1,192,643	Ps.	-	No
1 to 30 days past due	8.31%		55,461		4,611	No
31 to 60 days past due	19.14%		25,223		4,827	No
61 to 90 days past due	86.54%		15,736		13,619	No
More than 90 days past due	100%		109,759		109,759	Yes
Legal	100%		14,136		14,136	Yes
		Ps.	1,412,958	Ps.	146,952

Balance of the trade account receivables as of December 31, 2021	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	1,577,211	Ps.	-	No
1 to 30 days past due	9.69%		107,521		10,417	No
31 to 60 days past due	26.83%		27,605		7,407	No
61 to 90 days past due	49.38%		51,288		25,325	No
More than 90 days past due	100%		44,125		44,125	Yes
Legal	100%		69,128		69,128	Yes
		Ps.	1,876,878	Ps.	156,403

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt, the aforementioned excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters.  The Company has external financing as described in Note 16 for compliance with its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2019 the Company has credit lines available to dispose for USD$7.0 million and as of December 31, 2020 and 2021 USD$7.0 million and USD$30.0 million, in both periods.

The following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2019, 2020 and 2021:

	December 31, 2019
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps	1,500,000
Long-term debt securities (variable rate)			—		2,200,000		—		8,300,000		—		10,500,000
Fixed rate loans			—		—		—		—		215,718		215,718
Variable rate bank loans			—		—		124,379		4,096,946		—		4,221,325
Fixed rate interest	7.92%		2,551		7,425		129,976		538,534		305,422		983,908
Variable rate interest	6.55%		77,908		190,603		526,134		1,278,134		—		2,072,779
Trade accounts payable and other payables	N/A		190,230		670,124		—		—		—		860,354
AMP	N/A		—		—		355,361		—		—		355,361
Liabilities for assets in lease	N/A		1,060		2,226		9,291		24,615		—		37,192
		Ps.	271,749	Ps.	3,070,378	Ps.	1,145,141	Ps.	14,238,229	Ps.	2,021,140	Ps.	20,746,637

	December 31, 2020
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	3,598,000	Ps	5,098,000
Long-term debt securities (variable rate)			—		—		1,500,000		10,402,000		—		11,902,000
Fixed rate loans			—		—		—		1,000,000		228,350		1,228,350
Variable rate bank loans			—		—		4,969,791		1,157,025		—		6,126,816
Fixed rate interest	7.92%		2,700		7,770		131,334		503,128		223,856		868,788
Variable rate interest	6.55%		64,453		180,141		773,412		2,224,948		444,197		3,687,151
Cash flow hedges	7.46%		29,485		50,189		150,566		462,043				692,283
Trade accounts payable and other payables	N/A		247,757		767,284		—		—		—		1,015,041
AMP	N/A		—		—		157,003		—		—		157,003
'Liabilities for assets in lease	N/A		904		1,896		7,918		15,475		—		26,193
		Ps.	345,299	Ps.	1,007,280	Ps.	7,690,024	Ps.	17,264,619	Ps.	4,494,403	Ps.	30,801,625

	December 31, 2021
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	6,598,000	Ps	8,098,000
Long-term debt securities (variable rate)			—		1,500,000		2,300,000		10,602,000		—		14,402,000
Fixed rate loans			—		—		—		3,931,449		235,616		4,167,065
Variable rate bank loans			—		—		164,668		1,029,175		—		1,193,843
Fixed rate interest	7.79%		9,481		78,411		664,137		2,634,561		715,416		4,102,006
Variable rate interest	5.42%		69,817		218,273		513,579		1,287,587		—		2,089,256
Cash flow hedges	7.46%		9,839		39,357		72,018		107,977		—		229,191
Trade accounts payable and other payables	N/A		712,093		2,215,564		—		—		—		2,927,657
AMP	N/A		—		—		394,208		—		—		394,208
'Liabilities for assets in lease	N/A		2,036		4,268		17,825		34,837		—		58,966
		Ps.	803,266	Ps.	4,055,873	Ps.	4,126,435	Ps.	21,127,586	Ps.	7,549,032	Ps.	37,662,192

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

–

Foreign exchange risk – The Company is exposed to currency risk for its revenues and trade accounts receivable denominated in a currency other than the functional currency of the Company. The foreign currencies in which transactions are primarily denominated is the U.S. dollar (USD) (Note 29).

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

In MBJ, the tariffs are billed and charged to domestic and international passengers in USD, which are assimilated into a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In January 2020, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in December 2019 came into effect, where the increase in the rate for international passengers was USD$19.34 to USD$24.74 per person and domestic passenger´s tariffs remained USD$5.52 per person. Therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

In PACKAL, the tariffs are billed and charged to domestic and international passengers in USD, which they are assimilated into a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In April 2020, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in December 2019 came into effect, where the increase in the rate for international passengers was USD$16.81 to USD$28.80 per person and increase in domestic passenger´s tariffs was USD$5.83 to USD$9.99 per person, therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

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

The following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts on December 31, 2021		Peso amounts at exchange rate of Ps. 20.5835 on December 31, 2021		Peso amounts if exchange rate depreciated 10%		Peso amounts if exchange rate appreciated 10%
Thousands of U.S. dollars:
Financial assets:
Cash and cash equivalents	229,819	Ps.	4,730,488	Ps.	4,300,444	Ps.	5,203,537
Trade accounts receivable	19,686		405,199		368,363		445,719
	249,505		5,135,687		4,668,807		5,649,256
Financial liabilities:
Accounts payable	(43,124)		(887,652)		(806,957)		(976,418)
Bank loans	(260,447)		(5,360,908)		(4,873,553)		(5,896,999)
	(303,571)	Ps.	(6,248,560)	Ps.	(5,680,510)	Ps.	(6,873,417)
Net liability position	(54,066)	Ps.	(1,112,873)	Ps.	(1,011,703)	Ps.	(1,224,161)

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

As a result of this, the Company determined that LIBOR exposure will allow an easy transition to alternative reference rates launched in 2021, from the LIBOR rate to the reference rate that is defined, the Company´s derivative instruments only hedge the positions at a variable rate in pesos (Note 15).

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days and LIBOR 28-days, respectively. If on the 2021 of year-end closing date the variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2019, 2020 and 2021 would have been as follows:

	2019		2020		2021
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(84,251)	Ps.	(111,492)	Ps.	(150,135)
Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	84,251	Ps.	111,492	Ps.	150,135

In 2016, the Company contracted hedges of derivative financial instrument interest rate caps (CAP), whereby it agreed to exchange the difference between the amounts of the variable interest rate calculated over the principal amounts of the hedged items associated with its variable rate debt instruments. These contracts allowed the Company to hedge the cash flow exposures on debt contracted at variable interest rates. The fair value at the end of the period of the interest rate CAP was determined at fair value.

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

On March 2, 2020, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 20” debt securities for a value of Ps.3,000,000 that accrues an interest rate TIIE and is swapped for 6.33%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized, the derivative is only for TIIE rate.

The interest rate profile of the Company interest-bearing financial instruments as of December 31, 2019, 2020 and 2021 is as follows:

	2019		2020		2021
Fixed-rate instruments

Financial liabilities	Ps.	(1,500,000)	Ps.	(6,326,350)	Ps.	(12,265,065)
Effect of interest rate swaps		(6,800,000)		(9,800,000)		(9,800,000)
	Ps.	(8,300,000)	Ps.	(16,126,350)	Ps.	(22,065,065)

Variable-rate instruments
Financial liabilities		(14,937,043)		(18,028,816)		(15,595,843)
Effect of interest rate swaps		6,800,000		9,800,000		9,800,000
	Ps.	(8,137,043)	Ps.	(8,228,816)	Ps.	(5,795,843)

As of December 31, 2019, 2020 and 2021, the amounts at the reporting date relating to items designated as hedged items were as follows:

	2019		2020		2021
Interest rate risk	Variable-rate instruments
Change in value used for calculating hedge ineffectiveness	Ps.	(247,981)	Ps.	(661,653)	Ps.	(51,285)
Cash Flow hedge reserve		(247,981)		(471,107)		29,658

The amounts relating to items designated as hedging instruments and hedge ineffectiveness as of December 31, 2019, 2020 and 2021, were as follows:

	2019		2020		2021
Interest rate risk	Interest rate swaps
Nominal amount	Ps.	5,300,000	Ps.	8,300,000	Ps.	8,300,000
Carrying amount		(247,981)		(676,188)		29,658
Line item in the statement of financial position where the hedging instrument is included	Derivative financial instruments (liabilities)
Changes in the value of the hedging instrument recognized in OCI	Ps.	(247,981)	Ps.	(413,672)	Ps.	(727,474)
'Line item in profit or loss affected by the reclassification	Finance costs
Amount reclassified from costs of hedging reserve to profit or loss	Ps.	(1,045)	Ps.	(13,490)	Ps.	(12,095)

The following tables provides a reconciliation by risk category of components of equity and analysis of OCI items and net of tax, resulting from cash flow hedge accounting as of December 31, 2019, 2020 and 2021:

	2019		2020		2021
Cash flow hedges		Hedge Reserve		Hedge Reserve		Hedge Reserve
Balance on January 1	Ps.	—	Ps.	(172,094)	Ps.	(471,107)
Changes in fair value		(247,981)		(413,672)		727,474
Amount reclassified to profit or loss		(1,045)		(13,490)		(12,095)
Changes in deferred tax asset		76,931		128,149		(214,614)
Balance at December 31	Ps.	(172,094)	Ps.	(471,107)	Ps.	29,658

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

Decrease in interbank interest rates (basis points)
		Likely		Possible		Stress
Type of derivative, value or contract	Hedge type	(25 bps)		(50 bps)		(100 bps)
Hedge accounting derivatives	Cash flow	Ps.	(17,547)	Ps.	(63,300)	Ps.	(154,806)
Total effect on fair value		Ps.	(17,547)	Ps.	(63,300)	Ps.	(154,806)

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

The following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2019		2020		2021
Shareholders’ equity –controlling interest	Ps.	19,628,172	Ps.	21,792,811	Ps.	19,288,380
Total liabilities		20,908,361		28,508,390		34,894,485
Ratio of total Shareholders’ equity – controlling interest to liabilities		0.9		0.8		0.6

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

–	The acquisition has to be previously approved at a Stockholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).
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

As long the shares belong to the Company, they are not subject to vote at the Company’s Shareholders Meeting, nor do they provide rights or economic benefits and are also not considered when determining a quorum to vote.

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

As of December 31, 2019, 2020 and 2021, the fair value of financial liabilities recognized at amortized cost was Ps.16,648,280, Ps.24,280,945 and Ps.27,735,962, respectively, while their book value is Ps.16,535,925, Ps.24,445,925 and Ps.27,988,813, respectively.

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

Financial instruments recognized at fair value are categorized according to the fair value hierarchy into levels 1 to 3, and are based on the degree to which their fair value is objectively observable, are:

–	Financial instruments classified as fair value – Are classified within Level 2 of the fair value hierarchy.
–	Derivative financial instruments – Are classified within Level 2 of the fair value hierarchy.
5.	Cash and cash equivalents

As of December 31, 2019, 2020 and 2021, the balances are comprised of the following:

	December 31, 2019		December 31, 2020		December 31, 2021
Cash	Ps.	3,593,756	Ps.	6,068,555	Ps.	1,475,210
Investments of cash surpluses		3,897,894		7,840,689		10,656,679
Cash equivalents designated for expenditure, held in trust in short term		8,543		535,305		1,200,988
Total	Ps.	7,500,193	Ps.	14,444,549	Ps.	13,332,877

On 2017 and 2018 the Company signed an agreement with Casa de Bolsa Banorte S.A. de C.V., Grupo Financiero Banorte (Banorte) in the Guadalajara airport, Puerto Vallarta airport and San José del Cabo airport. During 2019 the investments were made and paid for the trusts entirety, as of December 31, 2021 there is no balance for this extension

On December 10, 2020 the Company established twelve trusts for investment and administration with Scotiabank Inverlat S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, División Fiduciaria, which acts as a trustee, while the airports of the Company are trustors and trustees. The trusts are controlled by a Technical Committee consisting solely of executives of the Company, these trusts are revocable and can only be allocated for the to pay the execution of MDP on the Mexican Airports, the total amount of the trusts is amounted of Ps.535,305. During 2021 the investments were made and paid for the trusts entirety.

On December 29, 2021, were deposited in the twelve trust with Scotiabank Inverlat SA, Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, S.A., Fiduciary Division financial, the resources for compliance with the MDP at the Mexican airports, the amount of the trust to Ps.1,200,988.

6.	Trade accounts receivable

As of December 31, 2019, 2020 and 2021, the trade accounts receivable was comprised of the following:

	December 31, 2019		December 31, 2020		December 31, 2021
Trade accounts receivable	Ps.	1,530,432	Ps.	1,412,958	Ps.	1,876,878
Allowance for expected credit loss		(51,022)		(146,953)		(156,403)
	Ps.	1,479,410	Ps.	1,266,005	Ps.	1,720,475

The accounts receivable includes balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps.979,037, Ps.1,032,800 and Ps.1,192,404 as of December 31, 2019, 2020 and 2021, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for bad debt expense in the expected credit loss are recognized under cost of services in the consolidated statement of profit or loss and other comprehensive income.

	2019		2020		2021
Beginning balance	Ps.	(48,675)	Ps.	(51,022)	Ps.	(146,953)
Bad debt expense		(22,125)		(160,538)		(53,464)
Reversal of bad debts		19,778		64,607		44,014
Ending balance	Ps.	(51,022)	Ps.	(146,953)	Ps.	(156,403)

The allowance for expected credit loss is comprised of customer balances that are in litigation or bankruptcy procedure and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2019, 2020 and 2021 these balances amounted to Ps.16,626, Ps.14,136 and Ps.69,128, respectively. The allowance also includes customer balances in arrears in their payments and in a process of regularization; therefore, they have not been sued. As of December 31, 2019, 2020 and 2021 the amount of these balances amounted to Ps.34,396, Ps.132,817 and Ps.87,275, respectively. During 2019, 2020 and 2021, the Company recognized reversals of bad debt of the balances that were in a legal process with an unfavorable outcome for the Company. The amount of these bad debt expense totaled Ps.19,778, Ps.53,011 and Ps.37,908, respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2019, 2020 and 2021.  In 2019 no cancellations of allowance were carried out, for 2020 and 2021 cancellations were for Ps.11,595 and Ps.6,106, respectively.

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

The following are past due balances of accounts receivable, for which there has not been a provision of allowance for doubtful accounts, according to the Company’s policy and their maturity date:

	December 31, 2019		December 31, 2020		December 31, 2021
Accounts receivables past due from 1 to 30 days	Ps.	133,533	Ps.	55,461	Ps.	91,697
Accounts receivables past due 31 to 60 days		91,640		25,223		24,029
Accounts receivables past due 61 to 90 days		30,832		15,736		8,005
Accounts receivables past due more than 90 days		24		4		12,762
	Ps.	256,029	Ps.	96,424	Ps.	136,493

The following is the percentage of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that correspond to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2019		December 31, 2020		December 31, 2021
	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	17.8%	3.8%	32.5%	4.2%	23.8%	2.0%
Aeroenlaces Nacionales, S.A. de C.V.	8.7%	1.4%	19.2%	1.7%	15.6%	1.3%
American Airlines	4.1%	0.3%	3.4%	0.8%	4.8%	0.6%
Aerovías de México, S.A. de C.V.	5.9%	0.8%	5.1%	0.5%	8.5%	0.5%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2019, 2020 and 2021. These guarantees could be applied to any unpaid balance in the event of a breach from clients and under certain circumstances.

The Company limits its exposure to credit risk from trade accounts receivable by establishing a maximum payment period 30 and 45 days for airlines and commercial customers, respectively. During the year ended 31 December 2020, the Company temporarily extended the credit terms to up to 180 days for specific customers with liquidity constraints arising as a direct result of the COVID-19 pandemic. All extensions were granted within current revenues limits after careful consideration of the pandemic impact on customer liquidly, each customer that received an extension is closely tracked for credit loss. During 2021, the credit terms were regularized to the credit terms in force during 2019.

7.	Machinery, equipment and improvements on leased assets

As of December 31, 2019, 2020 and 2021, the machinery, equipment and improvements on leased assets are comprised as follows:

	Balance as of January 1, 2019		Additions		Disposals		Currency translation effect		Balance as of December 31, 2019
Investment:
Machinery and equipment	Ps.	2,666,532	Ps.	224,218	Ps.	(39,546)	Ps.	(12,481)	Ps.	2,838,723
Office furniture and equipment		301,326		60,415		(12,209)		(1,965)		347,567
Computer equipment		814,463		133,162		(30,576)		(6,301)		910,748
Transportation equipment		58,095		17,585		(1,178)		(785)		73,717
Communication equipment		31,154		1,261		(2,823)		—		29,592
Improvements on leased assets		71,583		764		—		—		72,347
Total investment		3,943,153		437,405		(86,332)		(21,532)		4,272,694
Accumulated depreciation:
Machinery and equipment		(1,239,704)		(260,223)		37,221		17,968		(1,444,738)
Office furniture and equipment		(136,265)		(26,821)		11,059		1,388		(150,639)
Computer equipment		(586,036)		(136,589)		26,949		10,912		(684,764)
Transportation equipment		(39,859)		(10,210)		1,023		387		(48,659)
Communication equipment		(18,344)		(2,274)		2,663		—		(17,955)
Improvements on leased assets		(16,712)		(3,543)		—		—		(20,255)
Total accumulated depreciation		(2,036,920)		(439,660)		78,915		30,655		(2,367,010)
Net amounts	Ps.	1,906,233	Ps.	(2,255)	Ps.	(7,417)	Ps.	9,123	Ps.	1,905,684

	Balance as of January 1, 2020		Additions		Disposals		Currency translation effect		Balance as of December 31, 2020
Investment:
Machinery and equipment	Ps.	2,838,723	Ps.	596,729	Ps.	(156,335)	Ps.	62,524	Ps.	3,341,641
Office furniture and equipment		347,567		19,308		(900)		2,991		368,966
Computer equipment		910,748		160,764		(12,237)		20,326		1,079,601
Transportation equipment		73,717		36,226		(7,715)		1,573		103,801
Communication equipment		29,592		530		(428)		—		29,694
Improvements on leased assets		72,347		—		(14,393)		—		57,954
Total investment		4,272,694		813,557		(192,008)		87,414		4,981,657
Accumulated depreciation:
Machinery and equipment		(1,444,738)		(298,406)		32,604		(28,336)		(1,738,876)
Office furniture and equipment		(150,639)		(28,847)		866		(1,579)		(180,199)
Computer equipment		(684,764)		(141,593)		12,236		(843)		(814,964)
Transportation equipment		(48,659)		(15,464)		6,727		(413)		(57,809)
Communication equipment		(17,955)		(2,116)		424		—		(19,647)
Improvements on leased assets		(20,255)		(3,675)		—		—		(23,930)
Total accumulated depreciation		(2,367,010)		(490,101)		52,857		(31,171)		(2,835,425)
Net amounts	Ps.	1,905,684	Ps.	323,456	Ps.	(139,151)	Ps.	56,243	Ps.	2,146,232

	Balance as of January 1, 2021		Additions		Disposals		Currency translation effect		Balance as of December 31, 2021
Investment:
Machinery and equipment	Ps.	3,341,641	Ps.	978,160	Ps.	(63,035)	Ps.	31,600	Ps.	4,288,366
Office furniture and equipment		368,966		53,795		(49,003)		887		374,645
Computer equipment		1,079,601		405,069		(66,536)		8,607		1,426,741
Transportation equipment		103,801		16,717		(8,161)		603		112,960
Communication equipment		29,694		29,511		(1,000)		—		58,205
Improvements on leased assets		57,954		59,829		—		—		117,783
Total investment		4,981,657		1,543,081		(187,735)		41,697		6,378,700
Accumulated depreciation:
Machinery and equipment		(1,738,876)		(341,394)		52,447		(25,960)		(2,053,783)
Office furniture and equipment		(180,199)		(27,370)		14,549		(1,575)		(194,595)
Computer equipment		(814,964)		(136,602)		49,043		(7,233)		(909,756)
Transportation equipment		(57,809)		(19,127)		3,380		(785)		(74,341)
Communication equipment		(19,647)		(2,269)		610		—		(21,306)
Improvements on leased assets		(23,930)		(6,769)		—		—		(30,699)
Total accumulated depreciation		(2,835,425)		(533,531)		120,029		(35,553)		(3,284,480)
Net amounts	Ps.	2,146,232	Ps.	1,009,550	Ps.	(67,706)	Ps.	6,144	Ps.	3,094,220

As of December 31, 2019, 2020 and 2021, the net balances of machinery, equipment and improvements on leased assets are:

	December 31, 2019		December 31, 2020		December 31, 2021
Net amounts:
Machinery and equipment	Ps.	1,393,985	Ps.	1,602,765	Ps.	2,234,583
Office furniture and equipment		196,928		188,767		180,050
Computer equipment		225,984		264,637		516,985
Transportation equipment		25,058		45,992		38,619
Communication equipment		11,637		10,047		36,899
Improvements on leased assets		52,092		34,024		87,084
Total amounts	Ps.	1,905,684	Ps.	2,146,232	Ps.	3,094,220

As of December 31, 2021, the Company has several buildings under operating leases for office use. In Note 31, the costs and obligations under these leases are disclosed.
8.	Improvements to concession assets

As of December 31, 2019, 2020 and 2021, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2019		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2019
Investment:
Improvements to concession assets	Ps.	13,441,649	Ps.	760,726	Ps.	(21,977)	Ps.	2,804,400	Ps.	(141,702)	Ps.	16,843,096
Construction in-progress		2,382,118		1,218,757		—		(2,804,400)		(14,470)		782,005
Total investment		15,823,767		1,979,483		(21,977)		—		(156,172)		17,625,101
Accumulated amortization		(4,840,907)		(784,680)		21,977		—		41,892		(5,561,718)
Net amounts	Ps.	10,982,860	Ps.	1,194,803	Ps.	-	Ps.	—	Ps.	(114,280)	Ps.	12,063,383

	Balance as of January 1, 2020		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2020
Investment:
Improvements to concession assets	Ps.	16,843,096	Ps.	321,758	Ps.	—	Ps.	259,621	Ps.	202,739	Ps.	17,627,214
Construction in-progress		782,005		2,153,038		—		(259,621)		9,207		2,684,629
Total investment		17,625,101		2,474,796		—		—		211,946		20,311,843
Accumulated amortization		(5,561,718)		(939,336)		—		—		(46,949)		(6,548,003)
Net amounts	Ps.	12,063,383	Ps.	1,535,460	Ps.	—	Ps.	—	Ps.	164,997	Ps.	13,763,840

	Balance as of January 1, 2021		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2021
Investment:
Improvements to concession assets	Ps.	17,627,214	Ps.	379,965	Ps.	(24,144)	Ps.	928,723	Ps.	120,768	Ps.	19,032,526
Construction in-progress		2,684,629		3,586,390		—		(928,723)		10,282		5,352,578
Total investment		20,311,843		3,966,355		(24,144)		—		131,050		24,385,104
Accumulated amortization		(6,548,003)		(945,086)		13,837		—		(48,000)		(7,527,252)
Net amounts	Ps.	13,763,840	Ps.	3,021,269	Ps.	(10,307)	Ps.	—	Ps.	83,050	Ps.	16,857,852

As of December 31, 2019, 2020 and 2021, the net amounts of improvements to concession assets are:

	Total balance as of
	December 31, 2019		December 31, 2020		December 31, 2021
Net amounts:
Improvements to concession assets	Ps.	11,281,378	Ps.	11,079,211	Ps.	11,505,274
Construction in-progress		782,005		2,684,629		5,352,578
Total amounts	Ps.	12,063,383	Ps.	13,763,840	Ps.	16,857,852

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, even though they are not in committed investments in the MDP.

As of December 31, 2019, 2020 and 2021, the balance of machinery, equipment, improvements on leased assets and improvements to concession assets includes investments pending to be paid in Mexican airports of Ps.286,409, Ps.540,854 and Ps.1,427,990, respectively. Construction in-progress relates mainly to the rehabilitation of the expansion of the terminal building expansion of the general apron at the San José del Cabo airport, the building of a new processing building at the Tijuana airport, the building of a new runway and taxiing runway parallel to the main runway , roads, hangar area and fire rescue service building at the Guadalajara airport, rehabilitation of taxiway in  Puerto Vallarta airport and the expansion of the checked-in baggage system at airports in Mexico, as well as the expansion of the terminal at the Montego Bay airport.
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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2019, 2020 and 2021:

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

–

The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Tax Act. As of December 31, 2019, 2020 and 2021 the Company recognized Ps.599,053, Ps.405,976 and Ps.662,615, respectively for this tax.

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

The concession of MBJ contains the following terms and conditions:

–

On April 3, 2003, MBJ entered into a concession agreement with AAJ in pursuant to which Authority granted MBJA the right to rehabilitate, develop, operate and maintain MBJ. The MBJA is thereby designated as the approved airport operator and permitted to undertake the functions of AAJ, regarding MBJ. The agreement was amended on December 16, 2005 and further amended on April 12, 2006.

–	The concession agreement requires MBJA to provide the airport services set out therein at MBJ.
–

Through its concession agreement, MBJA is obliged to pay AAJ a monthly concession fee on the basis of traffic units (passengers) multiplied by the rate established in the concession. The rate is subject to an annual adjustment according to the National Consumer Price Index in the United States (CPI). MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee is for over the period from April to March of each year, with payment required annually. For the years ended December 31, 2019, 2020 and 2021 the Company recognized USD$31.7 million, USD$9.7 million and USD$8.5 million, respectively.

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
Through the Concession agreement, PACKAL is obliged to pay the AAJ a monthly concession fee of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues. As of December 31, 2019, 2020 and 2021 the Company recognized USD$5.6 million, USD$13.7 million and USD$19.5 million, respectively.

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

The value of the concessions as of December 31, 2019, 2020 and 2021 is as follows:

	December 31, 2019		December 31, 2020		December 31, 2021
Mexican airport concessions	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Concession airport MBJA (fair value on date of acquisition in USD$176,086,000) (1)		3,318,376		3,512,687		3,624,466
Concession airport NMIA (upfront fees on date of acquisition in USD$7,146,500)		134,677		142,564		147,100
Less - accumulated amortization (2)		(6,452,108)		(6,826,682)		(7,263,696)
	Ps.	10,821,596	Ps.	10,649,220	Ps.	10,328,521

(1)	The other airport concession includes translation effect for an amount of Ps.634,350, Ps.828,854 and Ps. 799,486 as of December 31, 2019, 2020 and 2021, respectively.
(2)	Amortization includes translation effect for an amount of Ps.(38,776), Ps.(122,953) and Ps.(48,519) as of December 2019, 2020 and 2021, respectively.

The amortization charge for the years ended December 31, 2019, 2020 and 2021, amounts to Ps.475,805, Ps.497,527 and Ps.485,533, respectively.

10.	Rights to use airport facilities

The value of the rights to use airport facilities as of December 31, 2019, 2020 and 2021 was as follows (only Mexican airports):

	December 31, 2019		December 31, 2020		December 31, 2021
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(1,244,110)		(1,300,810)		(1,357,508)
	Ps.	873,598	Ps.	816,898	Ps.	760,200

The amortization charge for the years ended December 31, 2019, 2020 and 2021 amounts to Ps.56,698, Ps.56,700 and Ps.56,698, respectively.
11.	Other acquired rights

As of December 31, 2019, 2020 and 2021 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term lease contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2019		December 31, 2020		December 31, 2021
Right to operate the charter and general aviation terminal and FBO at San José del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560		93,560
Right to operate various parking lots		5,673		5,673		5,673
		769,227		769,227		769,227
Less – accumulated amortization		(287,627)		(304,324)		(321,021)
	Ps.	481,600	Ps.	464,903	Ps.	448,206

Amortization recognized for the years ended December 31, 2019, 2020 and 2021 amounted to Ps.16,696, Ps.16,697 and Ps.16,697, respectively. These assets have a useful life until the end of the concession, as their use and operation will continue until the term expires.

12.	Income taxes

The Company is subject to income taxes, in accordance with the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income tax rate for the Mexican entities is 30%. With the exception of the airports of Mexicali and Tijuana located in the Border of Mexico with the United States of America, which for year 2019 will be 20%, applying the “Decreto de Estímulos Fiscales Región Fronteriza Norte” in which one third of the income tax will be applied and according to the decree published by the Government of Mexico in December 2020, the decree is extended until 2024. The tax rate for MBJA and PACKAL is 25% in Jamaica, while for DCA in Spain the tax rate is 25%.

To determine deferred income taxes as of December 31, 2019, 2020 and 2021 the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates in Entities of the Company.

a.

Recoverable income taxes paid on dividends – Dividends paid to Shareholders which are not derived from the net tax income account (CUFIN) generate current income taxes and can be credited against the taxes of the Company during the year of the dividend payment and the two subsequent years in the Mexican entities.

b.

Recoverable taxes – In the regular course of operations, the Company generates receivable balances by the overpayment of taxes payable, according to the calculation mechanism established in the Tax Law, which are recoverable through tax returns or offsetting. The main recoverable taxes are Income Tax (ISR), Value Added Tax (IVA) and the Asset Tax (IMPAC).

The balances of recoverable taxes are comprised as follows:

	December 31, 2019		December 31, 2020		December 31, 2021
Recoverable taxes:
ISR	Ps.	98,742	Ps.	479,032	Ps.	590,116
IVA		35,508		350,536		463,539
Withholding taxes		43,130		200,393		176,542
IMPAC		39,186		24,338		24,338
Business flat tax (IETU)		1,929		1,929		-
Corporation taxes		71,599		15,329		-
Other		1,481		1,298		13,108
	Ps.	291,575	Ps.	1,072,855	Ps.	1,267,643

c.	Income Tax – Income tax expense (benefit) for the years ended December 31, 2019, 2020 and 2021 consists of the following:

	2019		2020		2021
ISR:
Current	Ps.	2,055,783	Ps.	722,474	Ps.	2,315,686
Deferred		(164,340)		(255,407)		(530,140)
	Ps.	1,891,443	Ps.	467,067	Ps.	1,785,546

d.

Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2019, 2020 and 2021 is shown below:

	%	2019		%		2020	%	2021
'Income before income taxes		Ps.	7,346,185		Ps.	2,385,770		Ps.	7,829,263
Income tax by applying the weighted average statutory rate (1)	30.0%		2,203,856	30.0%		715,731	30.0%		2,348,779
Effects of inflation over monetary assets	(3.5)%		(260,249)	(10.7)%		(255,946)	(6.0)%		(469,823)
(Unrecognized) applied tax loss carryforwards	0.8%		61,953	2.0%		48,041	(1.1)%		(89,782)
Tax rate change	(0.1)%		(10,332)	1.9%		45,220	-		-
Employee benefits	(0.1%)		(9,586)	(0.1%)		(3,127)	0.2%		14,949
Other	(1.3)%		(94,199)	(3.5)%		(82,852)	(0.3)%		(18,577)
Effective tax rate	25.8%	Ps.	1,891,443	19.6%	Ps.	467,067	22.8%	Ps.	1,785,546

(1)

The tax rate used for the 2019, 2020 and 2021 previous reconciliations above is the average corporate tax rate, respectively payable by corporate entities in Mexico, Jamaica and Spain on taxable profits in accordance with tax laws in these jurisdictions.

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

The assets for deferred taxes belong to Mexico subsidiaries:

	December 31, 2019		December 31, 2020		December 31, 2021
Deferred ISR asset (liability):
Expected credit loss	Ps.	10,831	Ps.	29,478	Ps.	30,238
Machinery and equipment		50,590		56,298		75,671
Improvements to concession assets		605,052		657,472		834,813
Airport concessions and rights to use airport facilities		4,654,502		4,691,382		5,046,004
Other acquired rights		143,596		146,980		161,316
Derivative financial instruments		82,370		225,548		(5,160)
Other assets		449		315		459
Tax loss carryforwards		51,304		95,886		6,104
Employee benefits		30,373		41,447		56,313
Accruals		19,877		21,557		25,128
Net deferred income tax asset	Ps.	5,648,944	Ps.	5,966,363	Ps.	6,230,886

The net deferred income tax liability corresponds to the subsidiaries in Jamaica:

	December 31, 2019		December 31, 2020		December 31, 2021
Deferred tax (liability) asset:
Trade receivables	Ps.	(1,169)	Ps.	(881)	Ps.	(1,204)
Machinery, equipment and improvements on leased assets		(76,881)		(75,262)		(27,644)
Improvements to concession assets		(1,712)		(1,731)		(1,702)
Airport concessions		(615,751)		(590,401)		(618,567)
Accruals		13,604		12,796		42,485
Deferred tax liability	Ps.	(681,909)	Ps.	(655,479)	Ps.	(606,632)

f.	Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the consolidated statement of financial position are comprised of the following items of the Mexican Companies:

	December 31, 2019		December 31, 2020		December 31, 2021
Tax loss carryforwards	Ps.	269,898	Ps.	306,332	Ps.	350,611
Deductible tax temporary difference		102,342		106,187		118,653
	Ps.	372,240	Ps.	412,519	Ps.	469,264

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

g.

Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Los Mochis, Manzanillo, and at Grupo Aeroportuario del Pacífico, S.A.B. de C.V. The Company estimates tax loss carryforwards will be recoverable only in Grupo Aeroportuario del Pacífico, S.A.B. de C.V. With respect to tax legislation relating to concessions, such losses will expire in 2048, except for the tax losses of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., which expire in 2026. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2019		December 31, 2020		December 31, 2021
Tax loss carryforwards	Ps.	1,070,673	Ps.	1,340,729	Ps.	1,189,051
Unrecognized tax loss carryforwards		(899,659)		(1,021,106)		(1,168,702)
Recognized tax loss carryforwards	Ps.	171,014	Ps.	319,623	Ps.	20,349

h.	Balances and movements of deferred taxes during the period.

	Balance as of January 1, 2019		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2019
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	10,636	Ps.	195	Ps.	—	Ps.	10,831
Machinery, equipment and improvements on leased assets		46,723		3,867		—		50,590
Improvements to concession assets		567,497		37,554		—		605,051
Airport concessions and rights to use airport facilities		4,592,116		62,386		—		4,654,502
Other acquired rights		139,268		4,328		—		143,596
Derivative financial instruments		(39,492)		44,931		76,931		82,370
Other assets		445		4		—		449
Tax loss carryforwards		113,257		(61,953)		—		51,304
Employee benefits		27,805		4,901		(2,333)		30,373
Accruals		14,024		5,854		—		19,878
Total deferred tax asset	Ps.	5,472,279	Ps.	102,067	Ps.	74,598	Ps.	5,648,944

	Balance as of January 1, 2020		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2020
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	10,831	Ps.	18,647	Ps.	—	Ps.	29,478
Machinery, equipment and improvements on leased assets		50,590		5,708		—		56,298
Improvements to concession assets		605,051		52,421		—		657,472
Airport concessions and rights to use airport facilities		4,654,502		36,880		—		4,691,382
Other acquired rights		143,596		3,384		—		146,980
Derivative financial instruments		82,370		15,030		128,148		225,548
Other assets		449		(134)		—		315
Tax loss carryforwards		51,304		44,582		—		95,886
Employee benefits		30,373		(1,487)		12,561		41,447
Accruals		19,878		1,679		—		21,557
Total deferred tax asset	Ps.	5,648,944	Ps.	176,710	Ps.	140,709	Ps.	5,966,363

	Balance as of January 1, 2021		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2021
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	29,478	Ps.	760	Ps.	—	Ps.	30,238
Machinery, equipment and improvements on leased assets		56,298		19,373		—		75,671
Improvements to concession assets		657,472		177,341		—		834,813
Airport concessions and rights to use airport facilities		4,691,382		354,622		—		5,046,004
Other acquired rights		146,980		14,336		—		161,316
Derivative financial instruments		225,548		(16,094)		(214,614)		(5,160)
Other assets		315		144		—		459
Tax loss carryforwards		95,886		(89,782)		—		6,104
Employee benefits		41,447		15,708		(842)		56,313
Accruals		21,557		3,571		—		25,128
Total deferred tax asset	Ps.	5,966,363	Ps.	479,979	Ps.	(215,456)	Ps.	6,230,886

	Balance as of January 1, 2019		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2019
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(820)	Ps.	-	Ps.	(349)	Ps.	(1,169)
Machinery, equipment and improvements on leased assets		(96,496)		(74,659)		94,274		(76,881)
Improvements to concession assets		(1,905)		97		96		(1,712)
Airport concessions		(700,168)		46,461		37,956		(615,751)
Accruals		14,458		90,374		(91,228)		13,604
Total deferred tax liability	Ps.	(784,931)	Ps.	62,273	Ps.	40,749	Ps.	(681,909)

	Balance as of January 1, 2020		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2020
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(1,169)	Ps.	(3,525)	Ps.	3,813	Ps.	(881)
Machinery, equipment and improvements on leased assets		(76,881)		32,937		(31,318)		(75,262)
Improvements to concession assets		(1,712)		107		(126)		(1,731)
Airport concessions		(615,751)		51,834		(26,484)		(590,401)
Accruals		13,604		(2,656)		1,848		12,796
Total deferred tax liability	Ps.	(681,909)	Ps.	78,697	Ps.	(52,267)	Ps.	(655,479)

	Balance as of January 1, 2021		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2021
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(881)	Ps.	4,818	Ps.	(5,141)	Ps.	(1,204)
Machinery, equipment and improvements on leased assets		(75,262)		23,925		23,693		(27,644)
Improvements to concession assets		(1,731)		102		(73)		(1,702)
Airport concessions		(590,401)		48,921		(77,087)		(618,567)
Accruals		12,796		(27,603)		57,295		42,488
Total deferred tax liability	Ps.	(655,479)	Ps.	50,163	Ps.	(1,313)	Ps.	(606,632)

13.	Accounts payable

The Company receives credit from its suppliers for 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2019		December 31, 2020		December 31, 2021
Suppliers	Ps.	735,729	Ps.	952,912	Ps.	2,734,704
Others suppliers		112,635		56,353		119,024
Interest payable		98,882		90,759		127,905
Direct employee benefits		62,494		88,567		91,983
Others		11,989		5,759		73,928
Total	Ps.	1,021,729	Ps.	1,194,350	Ps.	3,147,544

The balance of direct employee benefits corresponding principally of provisions of vacation pay, bonuses and other employee benefits.

14.	Leases Obligations

a.	Lease contracts

The Company leased space for its corporate offices and the lease of utility vehicles and operating vehicles, under a lease agreement. The average lease term is from 1 to 3 years in 2021 and there are options to buy the equipment for a nominal amount at the end of the terms of the lease.

The obligations of the Company stem from financial leases that are guaranteed by the title of the lessors to the leased assets.

b.	Future minimum lease payment

The amount of future minimum lease payments as of December 31, 2021 were as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
Less than one year	Ps.	16,282	Ps.	(4,410)	Ps.	11,872

Less than two years	Ps.	15,444	Ps.	(3,429)	Ps.	12,015
Less than three years		14,394		(2,454)		11,940
Less than four years		14,399		(1,432)		12,967
Five years and more than five years		10,525		(353)		10,172
Liabilities for assets in lease long term		54,762		(7,668)		47,094
Total liabilities for leased assets	Ps.	71,044	Ps.	(12,078)	Ps.	58,966

As of December 31, 2019, 2020 and  2021 the Company recognized Ps.16,261, Ps.12,977 and Ps.12,467 respectively for the amortization of assets for the rights of use.

The interest rates that underlie all obligations under lease agreements are fixed by an average discount interest of   7.99%, 7.95% and 8.23% during the year 2019, 2020 and 2021. As of December 31, 2019, 2020 and 2021 Ps.3,703, Ps.2,582 and Ps.2,598, respectively was recognized as interest on the liability for lease in the consolidated statement of income and other comprehensive income.
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

The issuance of debt securities “GAP 15” in February 2015 for Ps.1,100,000 and the second tranche of the same debt securities “GAP 15” in January 2016 for Ps.1,100,000, generates interest at a variable rate of TIIE-28 plus 24 basis points with a term of 5 years. This credit has a hedge of the interest rate Collar category with floor of 4.05%, CAP 1 5.75% and a second CAP of 6.75%, which ended on February 14, 2020 with the maturity and paid of the debt securities.

During January and February 2016, the Company entered into unsecured credit agreement with Scotiabank and BBVA for USD$95.5 million with each institution, for a total of USD$191.0 million. The loans generate interest at Libor 1M plus 99 and 105 basis points, respectively, with monthly interest payments, for a term of 5 years. For this credit an interest rate hedge Collar category was contracted, with floor of 0.42%, CAP 1 1.75% and a second CAP of 2.75%, which ended in February 2021 with the maturity and payment of bank loans.

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

These financial instruments with HSBC and the financial instrument of Scotiabank to cover the debt security “GAP 15” for                            Ps. 2,200,000, which ended on February 14, 2020 with the maturity and payment of the debt certificates, were not entered into for speculative purposes, but neither were formally designated and therefore did not qualify as hedging instruments for accounting purposes and as a result changes in their fair value and are recognized in profit or loss within finance cost. The financial instruments with Scotiabank to cover the debt securities “GAP 17-2”, “GAP 19” and “GAP 20” and were not entered into for speculative purposes and were formally designated and therefore did qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in OCI and profit or loss in the financial instrument of cash flow hedges reserve.

The main characteristics and the fair value of these derivatives as of December 31, 2019, 2020 and 2021 are as follows:

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value as of December 31, 2019
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	667
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		619
Scotiabank	Ps.	$2,200.0	April 2016	TIIE 28	4.05%	5.75%	6.75%	February 2020		3,400
Total									Ps.	4,686

HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022	Ps.	(17,998)
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	—	—	—	November 2022		(86,998)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	—	—	—	March 2024		(160,983)
Total									Ps.	(265,979)

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value as of December 31, 2020
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	(476)
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		(857)
HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022		(57,090)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	—	—	—	November 2022	Ps.	154,741
Scotiabank	Ps.	3,000.0	February 2019	8.03%	—	—	—	March 2024		(335,752)
Scotiabank	Ps.	3,000.0	March 2020	6.332	—	—	—	February 2025		(201,788)
Total									Ps.	750,704

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2021
Scotiabank	Ps.	$3,000.0	March 2020	6.332%	February 2025	Ps.	89,711
					Total asset		89,711

HSBC	Ps.	1,500.0	May 2017	7.21%	March 2022		(6,764)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	November 2022	Ps.	(23,527)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	March 2024		(41,096)
Total					Total liability	Ps.	(71,387)

For the years ended December 31,  2019 and 2020 of Ps.149,770 and Ps.43,778, respectively were recognized within finance cost of the period, due to the net expense of the periodic for its extrinsic value presented net within finance cost and for the period on December 31, 2021 were recognized of Ps.51,429, was recognized within finance income as income of the period, due to the net income of the period for its extrinsic value presented net within the finance income.   As of December 31, 2019 and 2020, Ps.172,094 and Ps.471,107 respectively have been recognized in the reserve for the loss of the fair value and for December 31, 2021 Ps. 29,658 as income of the fair value of the coverage for cash flow hedges of the “GAP 17-2”, “GAP 19” and “GAP 20” certificates.

On March 4, 2016, started the hedge of the variable interest rate generated. During 2019, coverage was used because the 30-day Libor exceeded the CAP 1 of 1.75%. As of December 31, 2019, 2020 and 2021 the Company recognized an income of Ps.19,275, Ps.6,376 and Ps.1,228 respectively, for the application of coverage in the comprehensive financing result in the interest line.

On April 1, 2016, started the hedge of the variable interest rate generated. During 2019, coverage was used because the 28-day TIIE rate exceeded the CAP 1 of 5.75%. As of December 31, 2019 and 2020, the Company recognized an income of Ps.22,305  and Ps.2,750, respectively, for the application of the coverage in the comprehensive financial result in the interest items.

On May 4, 2017, started the hedge of the variable interest rate generated by the debt securities issued in April 2017; These debt securities were placed at a 28-day TIIE variable rate plus 49 basis points, so a SWAP was contracted to convert it to a fixed rate of 7.21%. As of December 31, 2019 and 2020 an amount of  Ps.17,300 and Ps.963, respectively, was recognized a finance income in favor of the Company for the application of the hedge and Ps.21,934 and Ps.40,183 to financial expense in 2020 and 2021, due to the variation of the TIIE according to the fixed rate agreed in the SWAP.

On February 26, 2019, started the hedge of the variable interest rate generated by the debt securities issued in November 2017; These debt securities were placed at a 28-day TIIE variable rate plus 44 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2019 an amount of Ps.6,450 was recognized as a finance income in favor of the Company and as of December 31, 2019, 2020 and 2021 Ps.559, Ps.51,032 and Ps. 80,709, respectively were recognized to finance cost, for the variation of the TIIE according to the agreed fixed rate of the SWAP.

On February 27, 2019, started the hedge of the variable interest rate generated by the debt securities issued in March 2019; These debt securities were placed at a 28-day TIIE variable rate plus 45 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2019 an amount of Ps.6,828 was recognized as a finance income in favor of the Company and as of December 31, 2019, 2020 and 2021 Ps.725, Ps.67,027 and Ps.105,335, respectively, were recognized to finance cost for the application of the hedge, because the fixed rate contracted in the SWAP was lower than the TIIE.

On March 2, 2020, started the hedge of the variable interest rate generated by the debt securities issued in February 2020; these debt securities certificates were placed at a 28-day TIIE variable rate plus 17 basis points, so a SWAP was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2020 an amount of Ps.5,567 was recognized as finance income and as of December 31, 2020 and 2021, a financial expense of Ps.24,513 and Ps.52,939, respectively, due to the variation of the TIIE according to the agreed fixed rate of the SWAP.

16.	Bank Loans and issuance of Debt Securities
a.	Bank Loans

The Company made debt securities in Mexico to finance capital investments and refinance maturities, in addition to contracting bank loans for business acquisitions and for the financing of investments in airports located in Jamaica. The totality of the credits contracted with banking institutions and third parties are described below:

	December 31 2019		December 31 2020		December 31 2021
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum. The loan does not have an expiration date nor an amortization schedule.	Ps.	206,107	Ps.	218,176	Ps.	225,119
In February 2009, MBJA signed a simple unsecured loan with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. The interest rate was set at 8%. The loan does not have an expiration date nor an amortization schedule.		9,610		10,174		10,498
On January 19, 2021, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously in the short term for the amount of USD$95.5 million, with a three-year maturity. The interest rate was set at 2.063%.		1,799,717		1,905,101		1,965,724
On February 15, 2021, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously in the short term for the amount of USD$95.5 million, with a three-year maturity. The interest rate was set at 1.97%.		1,799,717		1,905,101		1,965,724
On December 28, 2017, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$40,000,000. The loan bears interest at LIBOR 1M plus 280 basis points for a period of 7 years from this disposition and semi-annual instalments. As of December 31, 2021 the balance amounted to USD$28.0 million.		621,891		718,153		576,338
On April 13, 2020, GAP signed a simple unsecured loan with Scotiabank for Ps. 1,000,000 for a period of 15 months an interest rate 28 days TIIE variable plus 100 basis points. On May 13, 2021 the balance amounted was paid.		—		1,000,000		—
On May 15, 2020, GAP signed a simple unsecured loan with BBVA Bancomer Ps. 1,000,000. The loan bears interest at a fixed annual interest rate of 6.99%. On May 26, 2021 the balance amounted was paid.		—		1,000,000		—
On September 3, 2020, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$60,000,000. The loan bears interest at LIBOR plus 310 basis points for a period of 5 years from this disposition and semi-annual instalments. As of December 31, 2021 the balance amounted to USD$30,000,000.		—		598,461		617,505
Total unpaid balance of bank loans and long-term debt		4,437,043		7,355,166		5,360,908
Less - Current portion		—		(1,159,590)		(164,668)
Long-term portion	Ps.	4,437,043	Ps.	6,195,576	Ps.	5,196,240

b)	Issuance of Debt Securities

	December 31 2019		December 31 2020		December 31 2021
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps.1,100,000 under the "GAP 15" name, at a variable interest rate of 28-day TIIE plus 24 basis points for a period of five years, maturing on February 14, 2020. On January 29, 2016, the first reopening was made for the long-term debt securities “GAP 15” for the total Ps.1,100,000. It has the same maturity as the originally and accrues the same interest rate. On February 14, 2020, the payment of the certificates was made.	Ps.	2,200,000	Ps.	—	Ps.	—
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps.1,500,000 under the name "GAP 15-2" at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on July 8, 2016, for Ps.1,500,000 under the "GAP 16" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. On July 2, 2021 the balance amounted was paid.		1,500,000		1,500,000		—
Unsecured debt securities issued in the Mexican market on April 6, 2017, for Ps.1,500,000 under the "GAP 17" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. As of December 31, 2021, the TIIE rate is 5.7150%.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on November 9, 2017, for Ps.2,300,000 under the "GAP 17-2" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. As of December 31, 2021, the TIIE rate is 5.7150%.		2,300,000		2,300,000		2,300,000
Unsecured debt securities issued in the Mexican market on March 29, 2019, for Ps.3,000,000 under the "GAP 19" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. As of December 31, 2021, the TIIE rate is 5.7150%		3,000,000		3,000,000		3,000,000
Unsecured debt securities issued in the Mexican market on February 13, 2020, for Ps.3,000,000 under the "GAP 20" name, at a variable interest rate of 28-day TIIE plus 17 basis points for a period of five years. As of December 31, 2021, the TIIE rate is 5.7150%		—		3,000,000		3,000,000
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps.602,000 under the "GAP 20-2" name, at a variable interest rate of 28-day TIIE plus 85 basis points for a period of three years. As of December 31, 2021, the TIIE rate is 5.7150%		—		602,000		602,000
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps.3,598,000 under the "GAP 20-3" name, at a fixed interest rate of 8.14% for a period of seven years.		—		3,598,000		3,598,000
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.2,500,000 under the "GAP 21" name, at a variable interest rate of 28-day TIIE plus 60 basis points for a period of four years.		—		—		2,500,000
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.3,000,000 under the "GAP 21-2" name, at a variable interest rate of 7.91% for a period of seven years.		—		—		3,000,000
Unsecured 5-year green bond certificates with ticker symbol “GAP21V”, for Ps.1,500,000. Interest payable every 28 days at a variable rate of TIIE-28 plus 25 basis points; the payment of the principal will be at maturity, on October 9, 2026, with the option of early amortization.		—		—		1,500,000
Total unpaid balance of long-term debt		12,000,000	Ps.	17,000,000	Ps.	22,500,000
Less - Current portion		(2,200,000)	Ps.	(1,500,000)	Ps.	(3,800,000)
Long-term portion	Ps.	9,800,000	Ps.	15,500,000	Ps.	18,700,000

The proceeds in May and October 2021 from the issuance of the long-term debt securities were allocated to finance capital investments set forth in the MDP for the Mexican Airports of Ps.4,498,591 and Ps.1,500,000 for the payment of principal of the stock certificates “GAP 16”. Issued on July 8, 2016, a maturity on July 2, 2021. Issuance expenses of Ps.14,642 were recognized.

The long-term debt previously described, matures as follows:

Year	Amount
2022	Ps.	3,964,668
2023		766,668
2024		7,096,115
2025		7,193,492
2026		2,006,361
Thereafter		6,833,604
	Ps.	27,860,908

As of December 31, 2019, 2020 and 2021, debts are payable by the following companies:

	At December 31, 2019
Company	Current		Long-Term		Total
GAP	Ps.	2,200,000	Ps.	13,399,433	Ps.	15,599,433
MBJA		—		837,610		837,610
Total	Ps.	2,200,000	Ps.	14,237,043	Ps.	16,437,043

	At December 31, 2020
Company	Current		Long-Term		Total
GAP	Ps.	2,500,000	Ps.	20,310,202	Ps.	22,810,202
MBJA		159,590		1,385,374		1,544,964
Total	Ps.	2,659,590	Ps.	21,695,576	Ps.	24,355,166

	At December 31, 2021
Company	Current		Long-Term		Total
GAP	Ps.	3,800,000	Ps.	22,631,449	Ps.	26,431,449
MBJA		164,668		1,264,791		1,429,459
Total	Ps.	3,964,668	Ps.	23,896,240	Ps.	27,860,908

The loan agreements limit the Company’s use of proceeds for the financing of capital expenditures, working capital and prepayments of loans, in addition to prohibiting the merger of the airport creditors with any other entity, as well as the prohibition of sales or transfers of assets in an amount greater than Ps.1,000, without previous authorization from the creditors. In the event of non-compliance with any of the contracts, dividends from the legal entity may not be decreed. The obligation to maintain certain financial ratios is also established, with the refinancing of the loans some modifications were made and have been fulfilled.

As a result of the issuance of the debt securities, the Company has covenants which have been fulfilled during 2019, 2020 and 2021. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized as part of interest expense, using the effective interest rate over the term of each transaction. These costs include commissions and professional fees.

c)	Reconciliation of liabilities arising from financing activities

									Non-cash changes
	Balance as of January 1, 2021		Repayments on bank loans		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2021
Debt securities current portion	Ps.	2,659,590	Ps.	(2,659,590)	Ps.	—	Ps.	—	Ps.	—	Ps.	3,964,668	Ps.	—	Ps.	—	Ps.	3,964,668
Long-term borrowings		6,195,576		(4,782,073)		—		3,779,413		167,992		(164,668)		—		—		5,196,240
Debt securities		15,500,000		—		7,000,000		—		—		(3,800,000)		—		—		18,700,000
Derivative financial instruments (Note 15)		750,704		—		—		—		—		—		(51,656)		(717,372)		(18,324)
Total	Ps.	25,105,870	Ps.	(7,441,663)	Ps.	7,000,000	Ps.	3,779,413	Ps.	167,992	Ps.	—	Ps.	(51,656)	Ps.	(717,372)	Ps.	27,839,584

17.	Retirement employee benefits
a.

Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps.8,016,       Ps.8,669 and Ps.9,695 in 2019, 2020 and 2021, respectively.

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

The amount included in the consolidated statement of financial position arising from the obligation of the Company for defined benefit plans on December 31, 2019, 2020 and 2021 is as follows:

	2019		2020		2021
Present value of defined benefit obligations	Ps.	144,743	Ps.	183,125	Ps.	193,126

The table below shows the movements in the present value of defined benefit obligations:

	2019		2020		2021
Opening defined benefit obligation	Ps.	120,606	Ps.	144,743	Ps.	183,125
Service cost recognized in net income		26,041		31,383		33,151
New measurement losses / (gains):
Actuarial losses (gains) resulting from changes in financial and demographic assumptions		1,404		23,797		(15,263)
Benefits paid		(3,308)		(16,798)		(7,887)
Ending defined benefit obligation	Ps.	144,743	Ps.	183,125	Ps.	193,126

Below are the amounts for the years ended December 31, 2019, 2020 and 2021 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2019		2020		2021
Current service labor cost	Ps.	13,152	Ps.	18,745	Ps.	18,762
Interest cost		12,048		13,245		14,108
Actuarial (gains) losses		(115)		(607)		281
Cost per service for plan modification		956		—		—
Components of defined benefit costs recognized in net income (Note 24)		26,041		31,383		33,151
Benefits paid		(3,308)		(16,798)		(7,887)
Measurement of net defined benefit liability:
Actuarial losses arising from changes in financial and demographic assumptions recognized in other comprehensive income		1,404		23,797		(15,263)
Total recognized as employee benefit cost	Ps.	24,137	Ps.	38,382	Ps.	10,001

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2019	2020	2021
Discount of the projected benefit obligation at present value	7.4%	7.1%	8.0%
Salary increase	6.8%	6.8%	6.0%
Remaining labor life	17.6 years	17.7 years	16.1 years
Inflation	6.0%	6.75%	7.1%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the cost of services, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps.20,335.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).
18.	Equity
a.	As of December 31, 2019 and 2020, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	5,257,319
Series BB	84,150,000		927,763
Total	561,000,000	Ps.	6,185,082

       As of December 31, 2021, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	446,739,215	Ps.	144,823
Series BB	78,836,332		25,558
Total	525,575,547	Ps.	170,381

As of December 31, 2021, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

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

c.

In an Ordinary Shareholders’ Meeting held on April 23, 2019, the shareholders approved a dividend payment of Ps.8.42 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps.4.21 per outstanding share was made on August 29, 2019 of Ps.2,212,673 and the second payment for Ps.4.21 per outstanding share was on November 20, 2019 of Ps.2,212,673. In the same Shareholders´ meeting the reserve for repurchase of shares approved at the Shareholders´ Meeting held on April 25, 2018 of Ps.1,250,000 was canceled, and simultaneously the Shareholders approved a maximum amount of Ps.1,550,000 for the reserve for repurchase of shares to be executed in the next twelve-month period, in case that this will be determinate convenient or necessary by the management of the Company.

d.

In a General Extraordinary Shareholders’ Meeting held on April 23, 2019, the shareholders approved a capital reduction of Ps.3.03 per outstanding shares for the total of Ps.1,592,494. The payment was made on May 17, 2019.

e.

In an Ordinary Shareholders’ Meeting held on July 1, 2020, the stockholders approved the cancellation of the remnant of tge repurchase fund for Ps.1,550,000 approved in an Ordinary General Shareholders´ Meeting held on April 23, 2019 , and a maximum amount of resources allocated was approved for the repurchase of the company's own shares of Ps.1,550,000 during the 12 months following its approval, if the Company’s management determines it convenient or necessary.

f.

In an Ordinary Shareholders' Meeting held on April 27, 2021, the stockholders approved the cancellation of the remnant of the repurchase fund for Ps.1,550,000, approved in an Ordinary General Shareholders' Meeting held on July 1, 2020 and a maximum amount of resources allocated was approved for the repurchase of the company's own shares of Ps.3,000,000 during the 12 months following its approval, if the Company's management determines it convenient or necessary.

g.

In a General Extraordinary Meeting of Shareholders on April 27, 2021, the stockholders approved the following: i) the cancellation of 35,424,453 shares that were held in treasury as of December 31, 2020, ii) a capital reduction of Ps.3.823095061582 pesos per outstanding share at the time of payment, which was paid on May 28, 2021 for Ps.2,000,000.

h.

In an Ordinary General Shareholders' Meeting held on September 14, 2021, the stockholders approved the proposal to increase the maximum amount of resources allocated for the repurchase of the company's own shares from an additional Ps.2,000,000 to the Ps.3,000,000 approved at the Ordinary General Shareholders' Meeting held on April 27, 2021, to be exercised during the 12 months after the approval, if the Company's management determines it convenient or necessary.

i.

In a General Extraordinary Shareholders' Meeting held on September 14, 2021, a capital reduction of Ps.7.80 pesos per outstanding share was approved, which was paid on September 28, 2021 for Ps.4,014,701.

j.

General Corporate Law requires that at least 5% of the unconsolidated net income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2019, 2020 and 2021, the legal reserve, in nominal pesos, was Ps.1,592,551,  in the three years corresponding to 25.7%, 25.7% and 934.7%, of the common stock, respectively.

k.

As of December 31, 2021, the Company has a maximum amount of funds approved to repurchase shares of the Company for       Ps.5,531,292. From the approved amount, 13,273,970 shares have been repurchased for a total of Ps.3,000,037, corresponding to repurchases made from March 2021 to December 2021. The remaining balance of Ps.2,531,255 is available to repurchase shares.

l.

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

m.	The balances of Shareholders’ equity tax accounts as of December 31, 2019, 2020 and 2021 were as follows:

	2019		2020		2021
Contributed capital account	Ps.	25,621,413	Ps.	26,428,488	Ps.	21,903,565
Net tax income account		4,840,176		6,826,301		11,743,049
Stockholders equity tax account	Ps.	30,461,589	Ps.	33,254,789	Ps.	33,646,614

n.

In years 2019, 2020 and 2021 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA, MBJA and PACKAL from functional currency (euro and US dollar respectively) to the reporting currency (Mexican peso), the effects of the remeasurements of the employee benefit, the net income tax and the reserve for cash flow hedges financial instruments.

19.	Non-controlling interest (NCI)

On April 20, 2015 the Company acquired 100% of the shares of DCA, which owns 74.5% of the shares of MBJA and the remaining 25.5% is hold by Vantage, as a non-controlling shareholder.

On December 4, 2019, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$30.0 million, which was distributed to DCA USD$22.35 million (Ps.428,639 an exchange rate of Ps.19.1785) and Vantage USD$7.65 million (Ps.146,715 an exchange rate Ps.19.1785) and were paid on December 16, 2019.

The following table summarizes the information relating to DCA that has material NCI, before any intra-group elimination as of December 31:

	2019		2020		2021
NCI percentage	25.5%		25.5%		25.5%
Non-current assets	Ps.	5,683,939	Ps.	6,118,680	Ps.	6,026,384
Current assets		746,038		1,134,440		1,489,451
Non-current liabilities		(1,847,337)		(2,867,469)		(2,724,344)
Current liabilities		(499,225)		(228,897)		(320,041)
Net assets		4,083,415		4,156,754		4,471,450
Net assets attributable to NCI	Ps.	1,041,271	Ps.	1,059,972	Ps.	1,140,220

	2019		2020		2021
Revenues	Ps.	2,413,596	Ps.	1,161,805	Ps.	1,551,800
Profit / (loss)		370,943		(196,677)		181,274
OCI		(260,464)		368,848		(85,286)
Total comprehensive income		110,479		172,171		95,988
Profit / (loss) allocated to NCI		94,590		(50,153)		46,225
OCI allocated to NCI	Ps.	(19,813)	Ps.	68,854	Ps.	34,023

	2019		2020		2021
Net cash provided by operating activities		673,696		(38,123)		586,284
Net cash provided by investment activities		(69,268)		(245,271)		(208,497)
Net cash used in financing activities		(124,059)		944,221		(107,872)
Net increase (decrease) in cash and cash equivalents	Ps.	480,368	Ps.	660,827	Ps.	34,023

20.	Revenues

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

A price regulation system establishes in Mexico a TM rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2019, SCT authorized the Company’s maximum rates applicable for the period 2020-2024. In August 2020, the Company presented to the Aeronautical Authority a proposal for adjustment to the MDP, which was authorized in November 2020, so the investment figures were adjusted and from 2021 a new TM was applied for the 2021-2024 period.

The maximum rates of the Jamaican Airports, were approved in November 2019 and are applicable from the period 2020-2024.

During the periods ended December 31, 2018, 2019 and 2020, compliance with the TM by the Company’s Mexican airports were 100.0%, 100% and 99.1%, respectively.

The table below presents a summary for the years ended December 31, 2019, 2020 and 2021, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SCT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues.  For this presentation, access fees charged to third parties for complementary services are classified as airport services.

	2019		2020		2021
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	862,759	Ps.	536,336	Ps.	930,401
Charges for not canceling extended stay reservations		9,065		6,469		9,542
Parking on embarking/disembarking platform		87,740		58,126		105,345
Parking on extended stay or overnight platform		86,693		82,517		120,056
Passenger walkways and shuttle buses		38,745		19,711		27,266
Airport security charges		263,436		193,144		303,145
Airport real estate services to airlines:
Leasing of hangars to airlines		28,230		22,793		29,455
Leasing of shops, warehouses and stockrooms to airlines (operating)		5,962		4,107		5,657
Leasing of space and other terminal facilities to airlines within the terminal (operating)		63,545		42,129		49,830
Leasing of land and other surfaces to airlines outside the terminal (operating)		12,254		5,246		17,174
Leasing of check-in desks and other terminal space		1,794		3,829		4,940
Leasing of desks and other terminal space for ticket sale		7,817		3,261		2,605

Airport passenger services:
Domestic passenger charges		4,151,565		2,929,963		4,790,143
International passenger charges		4,437,701		2,999,583		5,186,458
Airport real estate services and rights of access to other operators		44,768		47,724		65,410
Complementary services:
Catering services		26,110		12,947		12,772
Other third-party ramp services rendered to airlines		99,694		83,717		104,481
Traffic and/or dispatch		51,769		29,941		31,110
Fuel supply or removal		257,774		135,598		178,170
Third-party airplane maintenance and repair		10,299		8,601		9,994
Total aeronautical services (regulated revenues included in the maximum rate)		10,547,720		7,225,742		11,983,954

Regulated revenues not included in the maximum rate:
Car parking charges		368,750		234,553		388,106
Recovery of cost over aeronautical services		175,028		102,005		116,769
Recovery of cost over non-aeronautical services		60,947		71,581		69,763
Total regulated revenues not included in the maximum rate		604,725		408,139		574,638
Total regulated revenues		11,152,445		7,633,881		12,558,592

	2019		2020		2021
Unregulated revenues(1)
Commercial concessions:
Retail operations		265,249		171,720		232,498
Food and beverages		316,310		197,441		333,157
Duty free		501,252		255,468		435,799
VIP lounges		53,610		27,218		40,355
Financial services		49,302		37,304		46,011
Communications and networks		16,045		13,167		12,101
Car rentals		346,503		248,755		342,697
Commercial leasing		11,677		15,592		16,749
Advertising		211,856		99,242		61,384
Time sharing developers		221,928		102,428		188,658
Leasing of space to airlines and other complementary service providers (non-operating)		136,633		125,606		142,520
Lease outside the terminal		59,959		63,762		77,644
Convenience store		158,262		98,164		177,263
VIP Lounges operated directly		273,354		144,897		219,498
Royalties		7,203		3,889		8,075
Revenues from sharing of commercial activities:
Retail operations		115,630		82,060		168,797
Food and beverages		166,198		107,317		184,097
Duty free		26,085		57,006		101,267
Financial services		22,267		13,184		22,571
Car rentals		32,080		34,528		58,892
Access fee for ground transportation		92,833		56,697		91,504
Non-airport access fees		36,270		29,644		35,654
Other leases		23,285		9,062		11,924
Services rendered to ASA		132		701		1,603
Various commercial-related revenues		22,852		45,062		77,085
Total unregulated revenues		3,166,775		2,039,914		3,087,803
Total of Non-aeronautical services(2)		3,771,500		2,448,053		3,662,441
Total aeronautical and non-aeronautical services	Ps.	14,319,220	Ps.	9,673,795	Ps.	15,646,395

(1)

Unregulated revenues are earned based on the terms of the Company’s operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the National Consumer Price Index (INPC) in Mexico and based on the CPI or the greater of a monthly minimum guaranteed rent or a percentage of the lessee’s monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company’s operating lease agreements are included under the caption “Commercial concessions” above. Revenues earned in excess of the minimum guaranteed rent are included in the “Revenues from sharing of commercial activities” caption above (Note 31).

(2)	Includes the total regulated revenues not included in the maximum rate and total unregulated revenues.

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2019, 2020 and 2021 accounted for Ps.1,906,801, Ps.2,192,578 and Ps.3,368,511, respectively.

The revenues of the Company recognized as of December 31, 2019, 2020 and 2021 transferred at a point in time was Ps.10,306,453, Ps.7,060,402 and Ps.11,860,463, respectively and the revenues for services transferred over time was Ps.4,012,766, Ps.2,613,393 and Ps.3,785,930, respectively, which originated from the leasing of commercial spaces.

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

Type of Contract	Nature and timing of service	Revenue recognition according IFRS 15

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

21.	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2019, 2020 and 2021 were comprised of the following:

	2019		2020		2021
Depreciation	Ps.	446,517	Ps.	495,292	Ps.	546,128
Amortization		1,329,620		1,505,069		1,504,411
	Ps.	1,776,137	Ps.	2,000,361	Ps.	2,050,539

22.	Employee Cost

Employee Cost for the years ended December 31, 2019, 2020 and 2021 was comprised of the following:

	2019		2020		2021
Wages and salaries	Ps.	605,708	Ps.	664,619	Ps.	702,525
Other remunerations		83,984		100,638		107,198
Social benefits		72,733		81,073		91,357
Severance payments		8,877		19,030		22,390
Labor union fees		18,420		19,217		20,111
Taxes on employee benefits		10,886		12,360		13,977
PTU		7,900		2,647		70,127
Retirement employee benefits		22,735		31,382		33,150
Others		45,825		39,515		54,915
	Ps.	877,068	Ps.	970,481	Ps.	1,115,750

23.	Cost of improvements to concession assets

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

Cost of improvements to concession assets are comprised of the following as of December 31, 2019, 2020 and 2021:

	2019		2020		2021
Cost of improvements to concession assets	Ps.	1,906,801	Ps.	2,192,578	Ps.	3,368,511

24.	Other expense (income) – net

Other expenses (incomes) are comprised of the following as of December 31, 2019, 2020 and 2021:

	2019		2020		2021
Recovery insurance	Ps.	(9,799)	Ps.	(9,063)	Ps.	(5,885)
Sale of fixed assets		—		(2,900)		(2,062)
Other income		(26,803)		(21,149)		(23,264)
Total other income		(36,602)		(33,112)		(31,211)

Repair of damage from natural disasters		3,536		—		9,346
Cost of retirement and disposal of fixed assets		586		—		—
Donation		5,000		4,000		207
Other expenses		28,692		16,386		13,427
Total other expenses		37,814		20,386		22,980
Other expense (income) – Net	Ps.	1,212	Ps.	(12,726)	Ps.	(8,231)

25.	Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2019, 2020 and 2021:

	2019		2020		2021
Interest income from cash equivalents	Ps.	464,499	Ps.	313,837	Ps.	361,683
Interest on recovered taxes		22,691		19,236		3,262
Gain on derivative financial instruments		97,449		29,100		51,656
Interests in favor of hedge		71,854		9,173		-
Other		9,336		39,166		3,670
Total finance income		665,829		410,512		420,271
Interest cost from bank loans		(177,504)		(228,689)		(196,582)
Interest cost from hedges		(1,284)		(171,353)		(280,395)
Loss in market value		(247,219)		(72,878)		-
Other financing costs		(23,967)		(52,109)		(39,481)
Interest cost for debt securities		(975,772)		(989,221)		(1,170,082)
Total finance cost		(1,425,746)		(1,514,250)		(1,686,540)
Exchange gain		1,187,240		3,048,706		1,259,326
Exchange loss		(1,098,455)		(3,379,190)		(1,020,987)
Exchange gain (loss) - Net		88,785		(330,484)		238,339
Finance cost - Net	Ps.	(671,132)	Ps.	(1,434,222)	Ps.	(1,027,930)

26.	Commitments
a.	On March 2020, the Federal Civil Aviation Agency (FCAA) authorized 100% compliance with the MDP for the five-year period from 2015-2019.
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

c.

On December 12, 2019, for Mexico´s airports, the SCT approved to the Company the MDP for the period 2020-2024. In August 2020, the company presented to the Aeronautical Authority an adjustment proposal for the extraordinary review of the MDP due to the negative effects of the COVID-19 pandemic, postponing investment that were scheduled to conclude in 2024, now will end in 2026, which was authorized by authority in November 2020. Below are shown the investments committed thru the period:

Year	Amount committed
2021	Ps.	2,936,500
2022		4,123,588
2023		3,517,909
2024		2,696,240
2025		2,527,851
	Ps.	15,802,088

The amounts committed above are expressed in pesos of purchasing power as of December 31, 2017.

d.

In the same way AAJ approved the committed investments of the MDP for USD$111.7 million for MBJA and USD$101.4 million for PACKAL, through the 2020-2024 period. In December 2020, the AAJ granted MBJA and PACKAL the capital investment differentiation for 2020 so it can start in June 2021. During 2020 AND 2021 MBJA made investments for USD$ 6.4 million and USD$4.6 million, respectively, and PACKAL for USD$2.2 million during 2020.

e.	On March 2021, the Federal Civil Aviation Agency (FCAA) authorized 100% compliance with the MDP during 2020.

27.	Contingencies
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

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps.234,780, which was challenged again by the Company on December 19, 2014. A jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgment of invalidity as the Company believes that in previous proceedings it is already guaranteed part of the amount set by the Court, on June 19, 2018 the bond was exhibited before the Municipal Authority of Tijuana, Baja California for the amount of Ps.122,926. In October 2020, the Court issued a judgment adverse to the interests of the Company, for which an appeal for review was filed, which was admitted by the Superior Court of Justice on January 14, 2021. At the date of the consolidated financial statements, the judgment is currently to dictate the final sentence.

On October 28, 2019, Hermosillo municipal authority notified the Company of seven requirements for the payment of property tax, which together totals Ps.10,197, six of those are committed to ASA, even though were concession lands. The Company filled a proceeding for annulment, which was admitted on December 12, 2019 by the “State Court Administrative Justice”. In November 2020, the State Court issued a ruling favorable to the interests of the Company, declaring the nullity of the requirements and is in the process of compliance in order to declare the requirement null.

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

In 2016, members of the Ejido Zapote blocked the access to the Guadalajara airport parking lot, representing a loss of commercial revenues of approximately Ps.19,200. In 2017 and 2018 the Company had a loss in commercial revenues in the amount of Ps.9,000 and Ps.8,100 respectively, due to new blockades made by members of the Ejido Zapote. On November 17, 2019, members of the Ejido Zapote once again took over the parking lot, which was recovered on February 12, 2020, generating an additional loss of commercial revenues of approximately Ps.28,500 in 2019 and Ps.16,700 in 2020, approximately, plus the damage to the parking lot.

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

In February 2016, the Company, Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V. filed claims of direct amparo against the ruling of the Superior Court of Justice, the essence of both claims for amparo concerns the following; Grupo México, S.A.B. de C.V. argues that a proceeding was not granted for the sale of the excess shares, the Company argues that Grupo México, S.A.B. de C.V. should be liable for the payment of costs in favor of the Company, however both claims of appeal have not been resolved,  and are pending resolution in the Eighth Collegiate Court in Civil Matters of the First Circuit. Thus, in the opinion of the Company and its legal counsel, no present obligation currently exists, therefore the Company has not recognized any provision regarding this matter. As of December 31, 2021, Grupo México, S.A.B. de C.V., and its subsidiary Infraestructura y Transportes México, S.A. de C.V., have 2.9% of the Company shares.

28.	Operating segment and geographic information

All airports provide similar services to their customers as described in Note 20.

The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations.

The following are the results, assets and liabilities by segments for the years ended December 31, 2019, 2020 and 2021:

December 31, 2019	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,978,617	Ps.	1,568,297	Ps.	1,183,610	Ps.	1,364,746	Ps.	1,512,164	Ps.	337,380	Ps.	584,650	Ps.	1,018,256	Ps.	10,547,720	Ps.	—	Ps.	—	Ps.	10,547,720
Non-aeronautical services		938,445		454,098		455,699		787,424		585,325		97,696		180,327		265,282		3,764,296		7,203		—		3,771,500
Improvements to concession assets		858,807		300,221		57,697		299,155		136,363		3,332		32,853		218,371		1,906,801		—		—		1,906,801
Total revenues		4,775,869		2,322,617		1,697,007		2,451,326		2,233,853		438,408		797,829		1,501,910		16,218,818		7,203		—		16,226,021
Total intersegment revenues		—		—		—		—		—		—		—		—		—		5,262,241		(5,262,241)		—
Income from operations		2,599,316		1,274,902		1,051,669		1,397,328		629,027		191,079		477,123		350,253		7,970,697		5,282,882		(5,236,341)		8,017,238
Interest income		113,495		53,684		47,959		45,703		13,191		12,090		21,019		56,800		363,942		1,292,797		(990,910)		665,829
Interest expense		(274,257)		(162,628)		(75,298)		(173,132)		(145,597)		(57,245)		(54,132)		(111,549)		(1,053,838)		(1,362,817)		990,910		(1,425,746)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		(149,770)		—		(149,770)
Depreciation and amortization for the year		(346,586)		(206,982)		(156,383)		(234,670)		(85,851)		(100,403)		(390,394)		(210,357)		(1,731,627)		(44,511)		—		(1,776,137)
Share of gain of associate		—		—		—		—		—		—		—		—		—		79		—		79
Income before income taxes		2,423,349		1,159,190		1,010,897		1,261,254		495,171		140,027		440,450		294,655		7,224,994		5,357,532		(5,236,341)		7,346,185
Income taxes expense		(649,761)		(185,555)		(273,431)		(359,996)		(124,228)		(26,013)		(132,118)		(72,356)		(1,823,460)		(67,983)		—		(1,891,443)
Total assets		10,038,163		6,155,593		3,941,917		4,445,521		2,372,006		1,707,357		1,653,964		4,759,366		35,073,888		39,969,627		(33,465,711)		41,577,804
Total liabilities		4,091,482		2,261,268		1,334,263		2,706,406		2,102,386		767,297		774,619		1,809,866		15,847,585		16,927,461		(11,866,923)		20,908,361

Investments in associates		—		—		—		—		—		—		—		—		—		114		—		114
Net cash flows provided by operations activities		2,295,782		1,322,659		984,410		1,299,232		841,232		248,261		490,864		469,505		7,951,945		301,883		(89,772)		8,164,057
Net cash flow used in investing activities		(986,532)		(341,155)		(69,382)		(343,198)		(211,385)		(42,913)		(69,230)		(156,943)		(2,220,737)		3,624,786		(3,990,143)		(2,586,095)
Net cash flow used in financing activities		(1,750,155)		(703,256)		(824,218)		(802,640)		(633,251)		(197,367)		(352,970)		(63,433)		(5,327,291)		(2,894,381)		3,990,143		(4,231,529)
Additions to non-current as assets		6,252,492		3,845,105		2,263,519		3,052,248		5,548,992		1,051,047		942,924		2,676,181		25,632,508		924,182		—		26,556,690

December 31, 2020	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,103,574	Ps.	1,192,187	Ps.	776,424	Ps.	970,979	Ps.	695,879	Ps.	204,650	Ps.	338,633	Ps.	943,416	Ps.	7,225,742	Ps.	—	Ps.	—	Ps.	7,225,742
Non-aeronautical services		591,789		335,419		266,442		460,981		327,158		64,609		113,826		283,941		2,444,164		3,889		—		2,448,053
Improvements to concession assets		614,479		681,755		67,026		339,231		138,768		19,329		36,334		295,656		2,192,578		—		—		2,192,578
Total revenues		3,309,842		2,209,361		1,109,892		1,771,191		1,161,805		288,588		488,793		1,523,013		11,862,484		3,889		—		11,866,373
Total intersegment revenues		—		—		—		—		—		—		—		—		—		2,310,159		(2,310,159)		—
Income from operations		1,472,456		802,056		526,761		756,630		(88,901)		57,770		216,044		(34,634)		3,708,182		2,242,786		(2,130,979)		3,819,989
Interest income		82,881		59,945		32,073		40,141		3,515		8,056		13,801		42,052		282,465		1,307,727		(1,179,680)		410,512
Interest expense		(360,772)		(242,125)		(95,133)		(210,825)		(172,033)		(52,001)		(57,199)		(432,582)		(1,622,670)		(1,071,260)		1,179,680		(1,514,250)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		(41,808)		—		(41,808)
Depreciation and amortization for the year		(368,964)		(254,634)		(168,580)		(265,581)		(82,736)		(71,971)		(502,568)		(229,764)		(1,944,799)		(55,562)		—		(2,000,361)
Share of gain of associate		—		—		—		—		—		—		—		—		—		3		—		3
Income before income taxes		1,166,564		738,185		461,532		573,594		472,986		25,433		167,981		(72,311)		3,533,964		982,786		(2,130,980)		2,385,770
Income taxes expense		(231,777)		(118,685)		(88,272)		(129,196)		112,801		12,801		(20,990)		19,005		(444,314)		(22,753)		—		(467,067)
Total assets		13,416,487		8,588,502		4,960,588		6,081,823		2,780,014		1,803,045		2,072,069		5,318,795		45,021,323		51,516,861		(45,177,011)		51,361,173
Total liabilities		6,535,424		4,074,668		1,979,551		3,898,207		2,508,470		824,734		1,045,571		1,070,885		21,937,510		26,911,814		(20,340,934)		28,508,390
Investments in associates		—		—		—		—		—		—		—		—		—		35		—		35
Net cash flows provided by operations activities		828,257		(1,627,427)		332,206		447,952		182,849		5,988		102,755		181,454		454,034		3,180,663		(68,130)		3,566,567
Net cash flow used in investing activities		(892,866)		(764,151)		(215,636)		(424,313)		(209,415)		(34,166)		(86,038)		(447,570)		(3,074,155)		(1,455,336)		1,311,800		(3,217,691)
Net cash flow used in financing activities		2,615,782		1,854,276		790,233		1,337,678		534,214		97,698		334,391		618,594		8,182,866		(582,639)		(1,311,800)		6,288,427
Additions to non-current as assets		6,796,625		4,394,890		2,335,994		3,245,723		5,700,583		1,040,121		968,483		3,054,931		27,537,350		16,065,198		—		43,602,548

December 31, 2021	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	3,296,419	Ps.	1,944,451	Ps.	1,336,177	Ps.	2,003,087	Ps.	1,004,076	Ps.	341,493	Ps.	570,402	Ps.	1,487,850	Ps.	11,983,954	Ps.	—	Ps.	—	Ps.	11,983,954
Non-aeronautical services		783,252		431,706		389,823		839,580		454,519		70,135		131,977		343,913		3,444,905		217,536		—		3,662,441
Improvements to concession assets		1,463,854		876,292		285,667		520,812		93,205		17,148		8,947		102,587		3,368,511		—		—		3,368,511
Total revenues		5,543,525		3,252,448		2,011,667		3,363,479		1,551,800		428,776		711,326		1,934,351		18,797,372		217,535		—		19,014,906
Total intersegment revenues		-		-		-		-		-		-		-		-		-		5,669,325		(5,669,325)		—
Income from operations		2,614,203		1,496,257		1,082,157		1,961,757		406,256		155,692		416,623		293,711		8,426,655		6,099,861		(5,669,325)		8,857,192
Interest income		85,209		45,691		32,470		53,578		6,232		11,269		15,054		62,551		312,056		1,729,291		(1,621,075)		420,271
Interest expense		(529,299)		(353,044)		(130,077)		(313,234)		(161,147)		(63,217)		(70,528)		(81,172)		(1,701,717)		(1,605,897)		1,621,075		(1,686,540)
Loss on financial investment held for coverage		-		-		-		-		-		-		-		-		-		51,656		—		51,656
Depreciation and amortization for the year		(390,393)		(255,470)		(176,563)		(261,466)		(86,642)		(74,653)		(476,300)		(218,049)		(1,939,536)		(111,002)		—		(2,050,539)
Share of gain of associate		-		-		-		-		-		-		-		-		-		1		—		1
Income before income taxes		2,228,136		1,199,952		1,017,326		1,754,654		487,332		111,711		377,149		297,886		7,474,146		6,024,442		(5,669,325)		7,829,263
Income taxes expense		(543,421)		(139,062)		(227,123)		(481,674)		49,911		247		(86,781)		(117,711)		(1,545,614)		(239,932)		—		(1,785,546)
Total assets		14,067,167		9,152,856		5,529,201		6,884,814		2,938,320		1,877,408		1,904,465		6,030,099		48,384,330		52,475,232		(45,536,476)		55,323,085
Total liabilities		9,342,510		5,975,158		3,198,249		5,465,234		2,494,668		1,067,543		1,187,783		1,964,209		30,695,355		29,082,250		(24,883,120)		34,894,485
Investments in associates		-		-		-		-		-		-		-		-		-		34		—		34
Net cash flows provided by operations activities		3,082,428		3,080,746		1,298,955		2,326,916		799,786		296,118		512,406		632,890		12,030,246		(840,512)		(94,289)		11,095,446
Net cash flow used in investing activities		(1,961,546)		(971,466)		(392,886)		(758,682)		(208,497)		(62,412)		(87,309)		(328,445)		(4,771,243)		(198,065)		—		(4,969,308)
Net cash flow used in financing activities		(2,571,291)		(1,512,134)		(894,687)		(1,572,262)		(329,444)		(212,676)		(652,150)		4,775		(7,739,869)		388,344		—		(7,351,525)
Additions to non-current as assets		8,549,694		5,363,861		2,676,621		3,828,149		5,751,567		1,073,645		987,253		3,290,029		31,520,818		1,084,094		—		32,604,913

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

-

Geographic information – All business units of the Company are operating in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Segment revenue has been based on the geographic location of the customers and non-current segment assets were based on the location of the assets. Montego Bay and Kingston airports corresponds to the Region of Jamaica with geographic revenue of Ps.2,413,596, Ps.1,696,338 and Ps.2,201,495 during the years ended December 31, 2019, 2020 and 2021 respectively and non-current assets of Ps.5,725,684, Ps.5,864,748 and Ps.5,973,780 as of December 31, 2019, 2020 and 2021 respectively. Geographic revenue from customers located in Mexico amounted to Ps.13,812,424, Ps.10,170,035 and Ps.16,813,441 for the years ended December 31, 2019, 202 and 2021 and non-current assets physically located in Mexico totaled Ps.20,831,006, Ps.37,554,817 and Ps.30,687,386 as of December 31, 2019, 2020 and 2021 respectively. There are no revenues generated from and no non-current assets located in Spain.

-

Major Customers – The Company has no dependence on a particular customer, as 52.9%, 50.0% and 52.5% of the total revenues for 2019, 2020 and 2021, respectively, corresponds to the passenger charges that are paid by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than 10% of the consolidated revenues.

-

Major suppliers – The Company has no dependence on a specific supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

29.	Foreign currency transactions
a.	Transactions denominated in foreign currency for the years ended December 31, 2019, 2020 and 2021 were as follows:

	2019	2020	2021
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	172,780	98,668	156,021
Revenues for recovery expenses	2,281	701	854
Technical assistance fees	5,971	6,108	6,190
Other expenses (1)	75,868	83,710	80,007

(1) Includes interest for the years ended December 31, 2019, 2020 and 2021 by USD$6.4 million, USD$7.7 million and USD$7.5 million, respectively.

b.	The exchange rates in effect on the dates of the consolidated financial statements and it’s issuance date were as follows:

	December 31,						Feb 22,
	2019		2020		2021		2022
Mexican pesos per one U.S. dollar (Note 3.p)	Ps.	18.8452	Ps.	19.9487	Ps.	20.5835	Ps.	20.3063

30.	Transactions with related parties

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

Transactions with AMP, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2019		2020		2021
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	461,549	Ps.	289,154	Ps.	526,220
Services received	Ps.	5,558	Ps.	—	Ps.

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

According with the agreement the balance as of December 31, 2019, 2020 and 2021 was as follows:

	2019		2020		2021
AMP, entity with significant influence:
Accounts payable	Ps.	355,361	Ps.	157,003	Ps.	394,208

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

b.	Accounts receivable (payable) with other related parties that are in the consolidated statement of financial position as of December 31, 2019, 2020 and 2021, are integrated as follows:

	2019		2020		2021
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	3,523	Ps.	1,698	Ps.	—
Mayo 13, S.A. de C.V. (Independent director)	Ps.	729	Ps.	—	Ps.	—
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	—	Ps.	5,955	Ps.	6,473
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	—	Ps.	549	Ps.	808

	2019		2020		2021
Accounts payable:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	(3,079)	Ps.	—	Ps.	—

c.	Transactions with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
Commercial revenues:
Especialistas en Alta Cocina, S.A. de C.V. (Independent Director)	Ps.	34,039	Ps.	—	Ps.	—
Mayo 13, S.A. de C.V. (Independent Director)	Ps.	5,549	Ps.	—	Ps.	—
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,253	Ps.	1,313	Ps.	1,387
Promotora Cabo Real, S.A. de C.V. (Shareholder)	Ps.	28,910	Ps.	14,291	Ps.	—
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	4,886	Ps.	5,524	Ps.	7,669
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	—	Ps.	24,093	Ps.	25,128
Beer Factory de México, S.A. de C.V. (Independent director)	Ps.	—	Ps.	1,389	Ps.	—
Operadora y Administradora de Restaurantes Gigante, S.A. de C.V. (Independent director)	Ps.	—	Ps.	1,004	Ps.	—
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	298	Ps.	62	Ps.	—

	2019		2020		2021
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	8,626	Ps.	—	Ps.	8,711
Other service:
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	279	Ps.	—	Ps.	—

d.	The total amounts paid to key management personnel or directors, for the years ended December 31, 2019, 2020 and 2021 were as follows:

	2019		2020		2021
Management	Ps.	37,226	Ps.	39,435	Ps.	59,987
Independent directors (7)	Ps.	8,523	Ps.	9,216	Ps.	6,511

31.	Leases

The Company leases space for its corporate offices under renewed operating lease agreements for a term of three and five years, counted as of February 2018 and May 2020, and the first one ended in January 2023 and the second one will be end in April 2023, respectively. The monthly rent to pay was USD$56,130. Base rent is subject to increases in accordance with the CPI and the CPI.

The expense in pesos for income amounted to Ps.12,004, Ps.12,250 and Ps.12,641 for the years ended December 31, 2019, 2020 and 2021 respectively.

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
a)

The Company receives payments from the leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such non-cancelable in Mexico leases is as follows:

	2019		2020		2021
Less than one year	Ps.	1,331,301	Ps.	1,368,927	Ps.	1,320,582
One to two years		1,074,436		1,109,585		914,749
Two to three years		875,768		768,681		594,693
Three to four years		592,384		390,332		368,601
Four to five years		299,145		105,303		58,594
More than five years		96,704		70,242		53,271
	Ps.	4,269,738	Ps.	3,813,070	Ps.	3,310,490

b)	Future minimum rental payments under non-cancellable leases in MBJA and PACKAL are as shown in the following table (in thousands of USD Dollars):

	2019		2020		2021
Less than one year	USD$	8,692	USD$	9,491	USD$	9,979
One to two years		4,935		5,514		8,029
Two to three years		4,731		4,267		7,394
Three to four years		3,506		3,686		7,253
Four to five years		3,032		3,548		6,514
More than five years		19,398		3,781		990
	USD$	44,294	USD$	30,287	USD$	40,159

During the years ended December 31, 2019, 2020 and 2021, the Company recognized income from leasing activities of Ps.2,859,958, Ps.1,748,493 and Ps.2,804,718, as part of the non-regulated revenues in the consolidated statements of profit or loss and other comprehensive income, respectively.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2019, 2020 and 2021 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 20.

32.	New accounting standards not yet in effect

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Standard	Effective as of
IFRS 17– Insurance Contracts 1	January 1, 2022
Amendments IFRS 3	January 1, 2022
Amendments IAS 16	January 1, 2022
Amendments IAS 37	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments IAS 1	January 1, 2023
Amendments IAS 1 and IFRS 2	January 1, 2023
Amendments IAS 12	January 1, 2023
Amendments IAS 8	January 1, 2023

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

In June 2020, the IASB issued amendments to IFRS 17 to address concerns and implementation changes that were identified after IFRS 17 was published. The amendments defer the initial application date of IFRS 17 (incorporating the amendments) to the annual report beginning on or after January 1, 2023. At the same time, the IASB issued a Temporary Extension of Exemption to Apply IFRS 9 (Amendments to IFRS 4) that extend the expiration date of the temporary exception to apply IFRS 9 in IFRS 4 for annual periods beginning on or after January 1, 2023. IFRS 17 must be applied retrospectively unless it is not practical, in which case the retrospective approach will be modified or the fair value approach will be applied. In accordance with the transition requirements, the date of initial application is the beginning of the annual reporting period in which the Company first applies the Standard, and the date of transition is the beginning of the period immediately preceding the date of application. the initial application.

The Company’s management does not anticipate that the application of the Standard in the future will have an impact on the Company's consolidated financial statements.

Amendments IAS 1 Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current and non-current in the consolidated statement of financial position and not for the amount or time in which any asset, liability, income or expense is recognized, or the information disclosed about of those figures.

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

Amendments to IAS 1 and IFRS 2 – Amendments to IAS 1 and Statement of Practice IFRS 2

The amendments are intended to help entities provide accounting policy disclosures that are more useful by:

-Replace the requirement that entities disclose their significant accounting policies and,

-Add guidelines on how entities apply the concept of relative importance when making decisions about the information to be disclosed on accounting policies.

Replacement of the term “significant” with “material”

In the absence of a definition of the significant term in IFRS, it was decided to replace it with material in the context of disclosing information about accounting policies. Material is a defined term in IFRS and is widely understood by users of financial statements.

Early application of the amendments to IAS 1 is permitted, provided this fact is disclosed.

The Company´s management anticipate that the application of these amendments will not have an impact on the Company consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 8 – Amendments to the definitions of accounting policy estimates

The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. In addition, they clarify how entities use measurement techniques to develop accounting estimates.

The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they are not the result of correcting prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information.

The amendments apply to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of the effective date.

Early application is allowed.

The Company´s management anticipate that the application of these amendments will not have an impact on the Company consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 12 – Deferred income taxes related to assets and liabilities from a single transaction

Amendments to IAS 12 Income Taxes were issued, which reduces the scope of the exemption of not recognizing deferred taxes in the initial recognition of assets and liabilities. These changes clarify that deferred taxes must be recognized on this type of transaction. Applying mainly to the initial recognition of the right-of-use asset and the lease liability under IAS 16 Leases and in the recognition of assets and liabilities when there are provisions for dismantling under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

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

IFRS 9 Financial Instruments

This amendment clarifies that – for the purpose of performing the 10 per cent test for derecognition of financial liabilities – in determining those fees paid net of fees received, a borrower includes only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

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

33.	Subsequent events

a.

On March 1, 2022, The Company entered into an interest rate swap with Bank of Nova Scotia in order to hedge the risk the one-month LIBOR rate increasing on the two loans that MBJA has in U.S. Dollars for a total U.S.$58.0 million. U.S.$30 million that accrues interest at a rate of one-month LIBOR was swapped for a rate of 1.59%, until the expiration of the loan. The remaining U.S.$28 million was swapped for a rate of 1.785%, until the expiration of the loan. Changes in fair value will be recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the loans is recognized.

b.

On March 17, 2022, The Company issued 50 million in long-term unsecured debt securities for a total of Ps.5,000.0 million with principal due at maturity. The issuance was made in two tranches: i) Ps.2,000.0 million were “GAP22” securities with a variable rate of TIIE-28 plus 18 basis points and maturity on March 11, 2027 and ii) Ps.3,000.0 million were “GAP22-2” securities with interest due every 182 days and a fixed annual rate of 9.67%. Maturity is on March 4, 2032. The proceeds of the issuance will be allocated for the Ps.1,500.0 million maturity payment of the “GAP17” debt securities and to fulfill our committed investments in Mexico for 2022.

c.

On March 18, 2022, the Company successfully refinanced our U.S.$191.0 million in bank debt, for two additional years with the new maturities in January and March 2026. The refinancing was obtained from the same two banks that originally granted these loans. U.S.$ 95.5 million was refinanced by BBVA México, with interest payable monthly at a fixed annual rate of 2.45% and U.S.$ 95.5 million was refinanced by Scotiabank Inverlat, S.A, with interest payable monthly at a fixed annual rate of 2.64%.

The accompanying consolidated financial statements were authorized for issuance in the Company´s annual report on Form 20-F, by the Chief Executive Officer and the Chief Financial Officer of Grupo Aeroportuario del Pacífico S.A.B. de C.V. on April 21, 2022, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

34.	Authorization to issue the consolidated financial statements

On February 22, 2022  the issuance of these consolidated financial statements was authorized by Lic. Raúl Revuelta Musalem, Chief Executive Officer, and by Lic. Saúl Villarreal García, Chief Financial Officer. Consequently, these consolidated financial statements do not reflect events after this date and are subject to approval at the Ordinary General Stockholders’ Meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *