Form 20-F
period 2022-12-31
Pacific Airport Group
filed 2023-04-13
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Avenida Mariano Otero No. 1249-B

Torre Pacífico, Piso 6

Col. Rinconada del Bosque

44530 Guadalajara, Jalisco

Mexico

Telephone: + 52 (33) 38801100 ext. 20294

svillarreal@aeropuertosgap.com.mx

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

Title of each class:	Number of Shares
Series B Shares	428,432,227
Series BB Shares	76,845,237

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the projections, plans, objectives, expectations, estimates and intentions expressed in forward-looking statements. These factors, some of which are discussed below under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico, Jamaica or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that eventualities related to other risks and uncertainties; may cause actual results to differ materially from those expressed in forward-looking statements. Additionally, we have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL AND OTHER DATA

The following tables present selected financial and other data for each of the periods indicated. This data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes thereto. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

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

This annual report on Form 20-F contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.4960 to U.S.$1.00, the noon buying rate for pesos on December 30, 2022, as published by the U.S. Federal Reserve Board. On April 5, 2023, the exchange rate for pesos as published by the U.S. Federal Reserve Board was Ps.18.3080 to U.S.$1.00.

This annual report on Form 20-F contains references to “workload units,” which are units measuring an airport’s passenger traffic volume and cargo volume. A workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo. When we refer to “terminal passengers,” we mean the sum of all arriving and departing passengers on commercial and general aviation flights, other than transit passengers. “Transit passengers,” are those who are generally not required to change aircraft while on a multiple-stop itinerary and who generally do not disembark from their aircraft to enter the terminal building. When we allude to “total passengers,” we include the sum of terminal passengers and transit passengers. When we refer to “commercial aviation passengers,” we include the sum of terminal and transit passengers, excluding general aviation passengers, such as those on private, non-commercial aircraft. This annual report on Form 20-F contains references to “air traffic movements,” which represent the sum of all aircraft arrivals and departures of any kind at an airport.

In reviewing this annual report, you should take into account the fact that certain margin and ratio calculations that utilize “total revenues” or “total operating costs” will reflect the effects of International Financial Reporting Interpretation Committee 12 Service Concession Arrangements (“IFRIC 12”), which provides the accounting treatment to be followed for service concession contracts for services considered to be public in nature. We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform at the airports. These improvements are established by our Master Development Programs for our Mexican airports and by our Capital Development Programs for our Jamaican airports. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results and do not represent a cash inflow. Furthermore, they are not directly related to passenger traffic, which is the main driver of our revenues.

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

		Year ended December 31,
	2018		2019(14)		2020		2021		2022		2022
		(thousands of pesos, except per share and per ADS data)									(thousands of U.S. dollars; except per share and per ADS data) (1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services (2)	Ps.	9,499,154	Ps.	10,547,720	Ps.	7,225,742	Ps.	11,983,954	Ps.	17,336,734	U.S.$	889,246
Non-aeronautical services (3)		3,183,532		3,771,500		2,448,053		3,662,441		5,197,238		266,580
Improvements to concession assets (4)		1,440,204		1,906,801		2,192,578		3,368,511		4,846,404		248,585
Total revenues		14,122,890		16,226,021		11,866,373		19,014,906		27,380,376		1,404,410
Operating costs:
Employee costs (5)		773,630		877,068		970,481		1,115,750		1,373,264		70,438
Maintenance (5)		528,929		578,510		426,523		546,548		730,568		37,473
Safety, security & insurance (5)		386,079		428,208		458,316		510,440		577,122		29,602
Utilities (5)		334,994		380,370		355,562		391,836		474,032		24,314
Other (5)		430,090		480,708		457,825		425,057		626,068		32,113
Technical assistance fees (6)		411,477		461,549		289,154		526,220		756,648		38,810
Concession taxes (7)		1,076,350		1,318,220		908,310		1,231,044		1,895,182		97,209
Depreciation and amortization:
Depreciation (8)		400,205		446,517		495,292		546,128		728,860		37,385
Amortization (9)		1,169,432		1,329,620		1,505,069		1,504,411		1,584,461		81,271
Total depreciation and amortization		1,569,637		1,776,137		2,000,361		2,050,539		2,313,321		118,656
Other (income) expense		(73,152)		1,212		(12,726)		(8,231)		(26,427)		(1,356)
Cost of improvements to concession assets (4)		1,440,204		1,906,801		2,192,578		3,368,511		4,846,404		248,585
Total operating costs		6,878,238		8,208,783		8,046,384		10,157,714		13,566,182		695,844
Income from operations		7,244,652		8,017,238		3,819,989		8,857,192		13,814,194		708,566
Finance cost - net		(236,033)		(671,132)		(1,434,222)		(1,027,930)		(1,538,509)		(78,914)
Share of profit (loss) of associates		(947)		79		3		1		1		-
Income before income taxes		7,007,672		7,346,185		2,385,770		7,829,263		12,275,686		629,651
Income tax expense		1,869,041		1,891,443		467,067		1,785,546		3,090,212		158,505
Net profit for the year		5,138,631		5,454,742		1,918,703		6,043,717		9,185,474		471,146
Other comprehensive income
Exchange differences on translating foreign operations		(103,569)		(269,440)		580,308		30,810		(488,316)		(25,047)
Remeasurements of employee benefit – net of income taxes		(161)		(1,404)		(16,658)		15,263		8,802		451
Cash flow hedges, effective portion of changes in fair value, net of income tax		n/a		(172,094)		(299,013)		500,765		100,966		5,179
Total comprehensive income for the year		5,034,901		5,011,804		2,183,340		6,590,555		8,806,926		451,730
Profit for the year attributable to:
Controlling interest		5,037,368		5,360,152		1,968,856		5,997,492		9,013,147		462,307
Non-controlling interest		101,263		94,590		(50,153)		46,225		172,327		8,839
Profit for the year		5,138,631		5,454,742		1,918,703		6,043,717		9,185,474		471,146
Total comprehensive income for the year
Controlling interest		4,936,526		4,937,027		2,164,639		6,510,307		8,664,216		444,410
Non-controlling interest		98,375		74,777		18,701		80,248		142,710		7,320
Total comprehensive income for the year		5,034,901		5,011,804		2,183,340		6,590,555		8,806,926		451,730
Basic and diluted earnings per share (10)	Ps.	9.5845	Ps.	10.1986	Ps.	3.7461	Ps.	11.5476	Ps.	17.7294	U.S.$	0.9093
Dividends per share (11)	Ps.	7.62	Ps.	8.4200	Ps.	0.0000	Ps.	0.0000	Ps.	14.4000	U.S.$	0.7386
Basic and diluted earnings per ADS (10)	Ps.	95.8448	Ps.	101.9863	Ps.	37.4610	Ps.	115.4760	Ps.	177.2940	U.S.$	9.0939
Dividends per ADS (11)	Ps.	76.2000	Ps.	84.2000	Ps.	0.0000	Ps.	0.0000	Ps.	144.0000	U.S.$	7.3858
Other operating data:
Total terminal passengers (thousands of passengers) (12)		44,948		48,709		27,328		43,027		56,481		56,481
Total air traffic movements (thousands of movements)		552		557		399		531		610		610
Total revenues per terminal passenger (13)	Ps.	314	Ps.	333	Ps.	434	Ps.	442	Ps.	485	U.S.$	25
Aeronautical and non-aeronautical services per terminal passenger	Ps.	282	Ps.	294	Ps.	354	Ps.	364	Ps.	399	U.S.$	20
Statement of financial position data:
Cash and cash equivalents	Ps.	6,151,457	Ps.	7,500,193	Ps.	14,444,549	Ps.	13,332,877	Ps.	12,371,464	U.S.$	634,564
Total current assets		7,840,207		9,367,484		16,846,109		16,397,575		15,511,780		795,639
Airport concessions, net		11,412,118		10,821,596		10,649,220		10,328,521		9,668,698		495,932
Rights to use airport facilities, net		930,296		873,598		816,898		1,208,406		1,135,009		58,218
Total assets		39,550,502		41,577,804		51,361,173		55,323,085		60,505,341		3,103,475
Current liabilities		2,172,523		4,676,566		5,262,675		9,362,958		6,919,970		354,943
Total liabilities		17,778,353		20,908,361		28,508,390		34,894,485		40,677,296		2,086,443
Total equity attributable to controlling interest		20,708,985		19,628,172		21,792,811		19,288,380		18,638,866		956,035
Common stock		7,777,576		6,185,082		6,185,082		170,381		8,197,536		420,473
Non-controlling interest		1,063,165		1,041,271		1,059,972		1,140,220		1,189,179		60,996
Statement of cash flows data:
Net cash flows provided by operating activities	Ps.	7,235,619	Ps.	8,164,057	Ps.	3,566,567	Ps.	11,095,446	Ps.	12,519,706	U.S.$	642,168
Net cash flows used in investing activities		(2,550,411)		(2,586,095)		(3,217,691)		(4,969,308)		(8,482,383)		(435,083)
Net cash flows (used in) provided by financing activities		(6,166,694)		(4,231,529)		6,288,427		(7,351,525)		(4,925,702)		(252,652)
Effects of exchange rate changes on cash held:		(97,200)		2,303		307,053		113,715		(73,034)		(3,746)
Increase (decrease) in cash and cash equivalents		(1,578,686)		1,348,736		6,944,356		(1,111,672)		(961,413)		(49,313)

(1)
Translated into U.S. dollars at the rate of Ps.19.4960 per U.S.$1.00, the noon buying rate on December 30, 2022, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars). Operating data are expressed in the units indicated.
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
(3)
Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from leasing commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues, as well as revenues derived from business lines operated directly by us, which include car parking charges, advertising, VIP lounges and convenience stores. Pursuant to our operating concessions and the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently regulated under the Mexican Airport Law but are excluded from regulated services under our maximum rates, although the Ministry of Communication and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes), or “SICT,” could decide to regulate such rates.

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
(5)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for expected credit loss and other operating cost.
(6)
We pay Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., or “AMP,” a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
(7)
Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5.0% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets and the recovery of costs). Gross annual revenue from the concession tax at Montego Bay Airport (excluding revenues from improvements to concession assets and the recovery of costs) was 20.7%, 12.0% and 12.7%, during 2020, 2021 and 2022, respectively. Kingston airport's concession tax is of 62.01% of the gross annual aeronautical and commercial revenues. For more information, see “Item 5, Operating and Financial Review and prospects – Mexican Concession Tax and Jamaican Concession taxes.”
(8)
Reflects depreciation of machinery, equipment, and improvements to leased buildings.
(9)
Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(10)
Based on a weighted average of 525,575,547, 519,372,684 and 508,371,309 common shares outstanding (excluding treasury shares) for the years ended December 31, 2020, 2021 and 2022, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.
(11)
Dollar amounts per share were U.S.$0.3880 in 2018, U.S.$0.4464 in 2019, U.S.$0.1883 in 2020, U.S.$ 0.5629 in 2021 and U.S.$0.9093 in 2022. Per ADS were U.S.$3.8808 in 2018, U.S.$4.4642 in 2019, U.S.$1.8832 in 2020, U.S.$ 5.6291 in 2021 and U.S.$9.0939 in 2022. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).
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
(14)
Includes information for Kingston airport for the period from October 10 to December 31, 2019.

RISK FACTORS

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Operations

•
Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial condition or results of operations.
•
Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.
•
A global economic and financial crisis may affect our business.
•
Competition from other tourist destinations could adversely affect our business.
•
Negative economic developments in Mexico could reduce domestic passenger traffic at our Mexican airports, which would adversely affect our business and results of operations.
•
Our business is particularly sensitive to economic conditions and other developments in the United States.
•
Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.
•
Levels of passenger and cargo traffic volumes and air traffic at our airports are highly sensitive to the impact on airlines of international petroleum prices and access to credit.
•
Our business is highly dependent upon revenues from five of our airports and could be adversely impacted by any condition affecting those airports.
•
International events, including acts of terrorism, wars and global epidemics, could have a negative impact on international air travel.
•
Cyberattacks or other interruptions of our security or information network could have an adverse effect on the operations of our airports and consequently on our financial results.

•
If we fail to maintain effective internal controls, any material weakness could adversely affect our ability to report our results of operations accurately and could cause a loss of investor confidence and may adversely impact our stock price.

•
Security enhancements and requirements may require additional investments or result in additional expenses.

•
Our revenues and profitability may be adversely affected if we fail in our business strategy.

•
Our acquisitions may not achieve anticipated benefits, and may increase our liabilities, disrupt our existing business and harm our results of operations.

•
Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.
•
The possible replacement of reference rates could have an adverse affect on our business, results of operations and financial condition
•
Covenants in our debt may limit our discretion with respect to certain business matters.
•
If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.
•
The loss of, or suspension of operations by, one or more of our key customers could result in the loss of a significant amount of our revenues.

•
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
•
The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.
•
Legal claims and other actions by the former holders of land comprising certain of our Mexican airports may disrupt the operations and security of these airports.
•
We may be liable for property tax claims asserted against us by certain Mexican municipalities.
•
Inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.
•
Extreme weather and natural disasters could adversely affect our business.

Risks Related to the Regulation of Our Business

•
Our business is dependent on international regulations affecting airlines.
•
We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate.
•
We cannot predict how the laws and regulations governing our business will be applied.
•
The regulations pursuant to which the maximum rates applicable to our aeronautical revenues in Mexico and to the maximum regulated charges that we may collect at our Jamaican airports are established do not guarantee that we or any of our airports will be profitable.
•
Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.
•
If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.
•
If we fail to fulfill the requirements of our Master Development Programs or our Capital Development Programs, our airports could suffer specific negative consequences, including termination of their respective concessions.
•
The Mexican government may terminate or re-acquire our Mexican concessions under various circumstances, some of which are beyond our control.
•
The Jamaican government may terminate or re-acquire the concessions held by our Jamaican airports under various circumstances, some of which are beyond our control.
•
The Mexican and Jamaican governments could grant new concessions that compete with our airports.
•
The SICT could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs.
•
Changes to Mexican laws, regulations, including tax regulations, and decrees applicable to us could have a material adverse impact on our results of operations.

Risks Related to Our Strategic Shareholder

•
AMP, our strategic shareholder, has significant influence over our operations, and AMP’s interests may differ from those of other shareholders.
•
Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.
•
If AMP should decide to sell all or a portion of its interest in us, our operations could be adversely affected.
•
Our operations could be adversely affected if the technical assistance agreement is not renewed with AMP.

•
Failure to comply with certain requirements of the privatization guidelines and the participation agreement relating to our privatization could have a material and adverse effect on our operations or the value of our securities.
•
Disputes with or among our shareholders or challenges to certain provisions of our bylaws may affect our operations.

Risks Related to Mexico

•
Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.
•
Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.
•
The value and price of securities issued by Mexican companies may be adversely affected by developments in other countries.
•
Political conditions in Mexico could materially and adversely affect Mexican economic policy or business conditions and, in turn, our operations.
•
Our business could be adversely affected by other claims by certain Mexican municipalities.
•
High incidences of crime in Mexico and violence related to drug trafficking could adversely affect our business.
•
Increased environmental regulation and enforcement in Mexico may affect us.
•
Minority shareholders may be less able to enforce their rights against us, our directors, or our strategic shareholders in Mexico.
•
We are subject to different corporate disclosure and accounting standards than U.S. companies.

Risks Related to Jamaica

•
Adverse economic conditions in Jamaica may adversely affect our financial condition or results of operations.
•
Political conditions in Jamaica could materially and adversely affect Jamaican economic policy or business conditions and, in turn, our operations in Jamaica.
•
Our business in Jamaica is subject to substantial governmental regulation.
•
High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.
•
Government tax legislation in Jamaica may have an adverse effect on our financial condition and results of operations.

Risks Related to Our Structure, Shares and the Securities Market

•
Our ability to pay dividends and meet our debt obligations depends on our subsidiaries paying us dividends and transferring other income to us.
•
Priority in the case of bankruptcy.
•
The Company's bylaws can discourage acquisitions and depress the market for our shares.
•
As a result of the volatility of the Mexican stock market, the market price of shares may experience extreme fluctuations in price and trading volume.

Risks Related to Our Operations

Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial condition or results of operations.

The COVID-19 outbreak, and measures taken by governments and private parties to contain or mitigate it, have had, and may continue to have, adverse consequences for the global economy, including materially reducing demand for, and availability of, worldwide air travel and therefore has had, and may continue to have, a material adverse effect on our business and results of operations. Those measures, some of which may be reinstated in the future, included travel restrictions, lockdowns, quarantines and health-related curfews, suspension of non-essential activities, travel advisories issued by governments discouraging air travel to certain destinations, work from home policies and other policies dissuading or restricting air travel for employees in the private and public sectors, cancellation of or restrictions in the number of attendees to business and entertainment events, which in turn, resulted in flight cancellations and a marked decline in passenger demand for air travel, domestically and worldwide. For purposes of these measures, airports were considered essential, and our airports have remained operational. However, from April through December 2020, we experienced a decrease in passenger traffic (a 53.4% decrease as compared to passenger traffic for the same period the previous year), among other adverse effects of the COVID-19 pandemic. Although passenger traffic in 2021 increased 57.1% as compared to 2020, 2021 passenger traffic was still down 11.8% as compared to 2019. Passenger traffic in 2022 increased 32.0% as compared to 2021, 2022 passenger traffic was up 16.4% as compared to 2019.

The extent to which COVID-19 could continue to adversely affect our results will depend on future developments that are highly uncertain and hard to predict, as well as new information that may emerge concerning the severity of COVID-19, the actions taken to contain COVID-19 or treat its impact and other developments which may impact public perception of the virus, availability of effective vaccines, the recurrence of the pandemic or the introduction and spread of new variants of the virus which may be resistant to currently approved vaccines, any additional travel warnings and restrictions, including any government mandates on air service, the impact it may have on passenger traffic and the financial health and operations of our customer airlines. We cannot currently fully predict the extent to which the COVID-19 outbreak will continue to impact the frequency and pattern of our domestic and international passenger traffic, global air travel and the demand for air travel in the regions in which we operate. Travel restrictions or operational issues resulting from the rapid spread of COVID-19 could have a material adverse effect on our business and results of operations. We are also not able to predict whether COVID-19 will result in permanent changes to the frequency and pattern of our domestic and international passenger traffic, with such changes including but not limited to a permanent reduction in business travel as a result of increased usage of "virtual" and "teleconferencing" products and more broadly a general reluctance to travel by consumers, each of which could have a material adverse impact on our business, financial condition, or results of operations.

Furthermore, we could incur additional operating expenses and significant investments related to revised regulatory procedures in order to preserve the health of passengers and the airport community. These expenses could not be recovered through our maximum tariffs, as a result of this pandemic. During 2020, 2021 and 2022, we incurred Ps.13.0 million, Ps.5.2 million and Ps.1.1 million, respectively, of expenses and donations related to the measures against the pandemic.

In addition, an outbreak of another disease or similar public health threat, or fear of such an event, that affects travel demand, travel behavior or travel restrictions could adversely impact our business, financial condition, and operating results. Outbreaks of other diseases could also result in increased government restrictions and regulations, such as those actions listed above or otherwise, which could adversely affect our operations.

Our revenues are highly dependent on levels of passenger and cargo traffic volumes and air traffic, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Our principal source of aeronautical service revenues is passenger charges. Passenger charges are payable for each passenger departing from the airport terminals we operate (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Aeronautical Services – Passenger Charges”) and are collected by the airlines and paid to us. In 2020, 2021, and 2022, passenger charges represented 50.0%, 52.5%, and 52.8%, respectively, of our total revenues (in 2020, 2021, and 2022, passenger charges represented 61.3%, 63.8%, and 64.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues).

Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, Jamaica, the United States, Canada and Europe, the political situation in Mexico, Jamaica and elsewhere in the world, public health crises, the attractiveness of the destinations that our airports serve relative to those of other competing airports, fluctuations in petroleum prices, disruptions of global debt markets and changes in regulatory policies applicable to the aviation industry. Any decrease in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

A global economic and financial crisis may affect our business.

A global economic and financial crisis may lead to high volatility and a lack of liquidity on the international credit and other financial markets. Such a downturn in the global economy may lead to increased commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, increased market volatility, high financial risk premiums and a widespread reduction of business activity generally. These conditions may also limit the availability of credit and increase financial costs for companies around the world, including companies in Mexico, Jamaica, and the United States. Such a recession could significantly affect our ability to access credit to finance our future plans, adversely affecting our business.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports. The number of passengers using our airports (particularly our international airports at Los Cabos, Puerto Vallarta and Montego Bay) may vary because of factors beyond our control, including the level of tourism in Mexico and Jamaica. In addition, our passenger traffic volume may be adversely affected by the attractiveness, affordability, and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, the other Caribbean islands and destinations in Central America. The attractiveness of the destinations we serve is also likely to be influenced by travelers’ perceptions of the safety and political and social stability of Mexico and Jamaica. There can be no assurance that tourism levels, and therefore the number of passengers using our airports, in the future will match or exceed current levels. A reduction in tourism to the destinations served by our airports could directly and indirectly impact our revenues from aeronautical and non-aeronautical services.

Negative economic developments in Mexico could reduce domestic passenger traffic at our Mexican airports, which would adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from international tourism, domestic passengers have represented two-thirds of the passenger traffic volume at our Mexican airports for the last three years. Aside from our operation of the Kingston and Montego Bay airport concessions in Jamaica and the operation of DCA in Spain, all our assets are located, and all our operations are conducted, in Mexico. Because our revenues are largely dependent on the level of passenger traffic at our airports, any decline in domestic traffic could have an adverse effect on our business, results of operations, prospects, and financial conditions. Therefore, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition and results of operations could be materially and adversely affected because, among other things, the domestic demand for transportation services may decrease. For more information on the potential impact of negative economic developments in Mexico, see “– Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations.”

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is particularly sensitive to trends in the United States relating to leisure travel, consumer spending and international tourism. In 2020, 2021 and 2022, 89.6%, 97.5%, and 91.9%, respectively, of the international terminal passengers served by our Mexican airports arrived or departed on flights originating in or departing to the United States and 73.8%, 83.6%, and 72.6%, respectively, of the passengers served by our Jamaican airports arrived or departed on flights originating in or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy. Events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. U.S. gross domestic product (“GDP”) decreased at a rate of 3.4% in 2020, increased 5.7% in 2021 and increased 2.1% in 2022, according to the U.S. Bureau of Economic Analysis.

Any decision taken by the current U.S. administration, such as any changes to laws and policies, including laws and policies governing foreign trade and foreign relations, which could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity between the two countries or a slowdown in direct foreign investment in Mexico, could adversely affect our business and our results of our operations.

In addition, changes in the economic, political, and social conditions in the United States could have an impact on the Mexican economy. This, in turn, could affect our business and the results of operations.

Other trends and developments in the United States may also adversely impact the frequency and pattern of our international passenger traffic. This may adversely affect our business, financial condition, or results of operations. For example, any development that could make travel to and from the United States less attractive to our passengers, including any tax reforms and changes to economic policies that could create tension between the Mexican and U.S. governments or reduce economic activity between Mexico and the United States, could negatively affect the level of passenger traffic at our airports and could have an adverse effect on our business and our results of operations.

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.

Immigration reform and border policies, especially with respect to Mexico, continue to attract significant attention in the U.S. government and the public arena. If revised federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. Our Tijuana airport is connected to the U.S. border by the Cross-Border Express, or “CBX,” an international bridge that allows passengers to cross directly into the United States. By facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving in Tijuana and reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings, the CBX has been a main driver in increasing passenger traffic at our Tijuana airport since its inauguration in December 2015. Any changes to U.S. laws and policies that affect the operation of CBX could adversely impact passenger traffic at the Tijuana airport. This could have an adverse effect on our business and our results of operations.

In addition, changes in immigration and border legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel to and from Mexico. Such restrictions could have a material adverse effect on our passenger traffic results.

Levels of passenger and cargo traffic volumes and air traffic at our airports are highly sensitive to the impact on airlines of international petroleum prices and access to credit.

Our revenues are closely linked to passenger and cargo traffic volumes and air traffic movements at our airports. These volumes are determined by the operating levels of airlines at our airports. Airlines’ costs are highly sensitive to the price of petroleum, supplies, and their access to credit to finance their operations. This includes aircraft lease agreements, which constitute a significant cost for airlines using our airports, and may be subject to increases. Increased costs may increase ticket prices and reduce fleets, thereby decreasing flight frequencies and negatively impacting passenger and cargo traffic volumes.

International petroleum prices have experienced significant volatility in the recent past. For example, European Brent crude oil spot prices increased from U.S.$51.22 per barrel on December 31, 2020, to U.S.$77.24 per barrel on December 31, 2021. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. From December 31, 2021, to March 8, 2022, European Brent crude oil spot prices surged from U.S.$77.24 per barrel to U.S.$133.18 per barrel. This was largely as a result of concerns over potential supply disruptions in connection with the current conflict between Russia and Ukraine. The outcome of the conflict between Russia and Ukraine and the impact that it may continue to have on fuel prices is uncertain. High fuel prices result in increases in airlines’ costs and may result in financial difficulties and bankruptcies. This may lead to higher ticket prices, cancellations of routes and decreases in the frequency of flights, and may decrease demand for air travel generally. Each of these may reduce passenger and cargo traffic at our airports. As of December 31, 2022, the European Brent crude oil spot price was U.S.$82.82 per barrel.

Most airlines also depend on reliable access to credit at interest rates they can afford to finance their fleet of aircraft and make other large investments. As evidenced by the 2008-2009 global recession and financial crisis, high interest rates and disruptions in the global debt markets had an adverse effect on airlines’ ability to operate their fleets, forcing many to raise ticket prices, cancel routes, decrease the frequency of flights or forego scheduled investments. Such reductions in operations by airlines may lead to lower passenger and cargo traffic volumes at our airports, which may have an adverse impact on our results of operations.

See - “The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues” for a more detailed description of which of our major airline customers have recently reduced or cancelled operations at our airports.

Our business is highly dependent upon revenues from five of our airports and could be adversely impacted by any condition affecting those airports.

In 2022, approximately 81.4% of the sum of aeronautical and non-aeronautical revenues was generated at five of our fourteen airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2022:

Airport	December 31, 2022
Guadalajara	25.1%
Los Cabos	17.5%
Tijuana	14.9%
Puerto Vallarta	12.9%
Montego Bay	11.0%
Eight other Mexican airports (combined) and Kingston	18.6%
Total revenues	100.0%

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

Because our revenues are largely dependent on the level of passenger traffic in our airports, any general increase in hostilities relating to reprisals against terrorist organizations, further armed conflict around the world, outbreaks of health epidemics or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

Cyberattacks or other interruptions of our security or information network could have an adverse effect on the operations of our airports and consequently on our financial results.

Cyberattacks and their impact on our networks and systems, including the introduction of viruses, malware, faulty software, equipment outages and other interruptions in or unauthorized access to company systems, have increased in frequency, extent and potency in recent years. We continuously evaluate our weaknesses, maintain security software, and employ countermeasures to prevent breaches of our data and systems, and regularly review these preventive measures to avoid cyber-attacks and other interruptions to our business. For example, our information systems are protected from exogenous events with backup systems, including physical and software safeguards, such as malware protection, intrusion detection and prevention systems, vulnerability assessment and penetration testing, inventory of authorized and unauthorized software and hardware, as well as a security awareness program. In addition, we have implemented unified threat management and access control in all of our airports’ networks. We use “CyberArk” software to monitor access and activity of all our privileged accounts and “Trend Micro Smart Protection Suites” to improve the security of our servers.

Nevertheless, any disruption, failure, or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations. The preventive actions that we employ to reduce the risk of experiencing a cyber-attack and to protect our network and information could be inadequate to stop a cyber-attack in the future, which could hinder our ability to protect the privacy of our clients and business and cause the unauthorized distribution of valuable financial information and confidential data relating to our clients and business. The costs associated with a possible cyber-attack on our systems include increased expenses associated with reinforcing cyber-security measures, loss of business due to the interruption of services, litigation, and damage to our reputation. Such outcomes could cause significant losses or decreases in the price of our shares. The potential losses related to cyberattacks and disruptions of our network could also surpass our insurance coverage.

If we fail to maintain effective internal controls, any material weakness could adversely affect our ability to report our results of operations accurately and cause a loss of investor confidence and may adversely impact our stock price.

If we are unable to maintain effective internal controls over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected. Any material weaknesses, identified in the future may adversely affect our business and operating results and the price of our securities and cause a loss of investor confidence. In the past we have identified material weaknesses to our internal controls, and we cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

Security enhancements and requirements may require additional investments or result in additional expenses.

The air travel business is susceptible to, and has experienced, increased costs resulting from enhanced security and higher insurance. Following the events of September 11, 2001, we enhanced security at our airports, and our general liability insurance premiums increased substantially. For more information on the insurance policies we carry, see “Item 4, Information on the Company – Property, Plant and Equipment.” Because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of the Mexican and Jamaican civil aviation authorities.

Users of airports, principally airlines, also have been subjected to increased costs. This is because they have been required to adopt additional security measures and their insurance premiums have also increased substantially. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican and Jamaican governments have not done so and have given no indication of any intention to do the same. In the future, airlines may be required to comply with more rigorous security rules or guidelines and premiums for aviation insurance could rise further.

If authorities require enhancements to security equipment or the adoption of additional security measures, we may be required to incur significant additional expenses and capital expenditures. We cannot guarantee that these expenses and/or capital expenditures will be considered for our Mexican airports in our Maximum Tariff and Master Development Program negotiations. Therefore, these additional expenses could negatively affect our cash flows and affect our results of operations.

In the case of any change in security enhancement requirements in Jamaica, the Jamaican civil aviation authorities have permitted any such unavoidable and unforeseen expenditure to be treated as a cost pass-through for the purposes of regulation, allowing for an increase in regulated charges at any time within the tariff review period to cover the cost of additional security requirements. However, we cannot guarantee that we will be successful in negotiating new tariffs to recover the expenses and/or capital expenditures needed to comply with any new security requirements.

Our revenues and profitability may be adversely affected if we fail in our business strategy.

Our ability to increase our revenues and profitability depends in part on our business strategy. This strategy consists of setting prices as close as possible to our regulatory maximum rates for any given year for our Mexican and Jamaican airports, as well as reducing operating costs, controlling our capital expenditure commitments under our Master Development Programs with the Mexican government and under the Capital Development Program with the Jamaican government, increasing passenger and cargo traffic at our airports and increasing revenues from commercial activities.

Our ability to increase our commercial revenues is significantly dependent, among other factors, on increasing passenger traffic at our airports. In addition, we need to continue remodeling, expanding, and modernizing the commercial areas we operate within our airports and the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 23.3%, 23.1% and 26.0% of non-aeronautical revenues in 2020, 2021 and 2022, respectively (5.9%, 5.4% and 6.0% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2020, 2021 and 2022, respectively).

We cannot provide assurance that we will be successful in implementing our strategy of increasing our passenger traffic or our revenues from commercial activities. This includes those that we operate directly. The passenger traffic volume at our airports depends on factors beyond our control, such as the attractiveness of the commercial, industrial and tourist centers that the airports serve. Additionally, our new commercial strategy of increasing revenues by operating lines of businesses at our airports directly could result in the loss of a significant amount of revenues. In addition, it may not generate the level of profitability sufficient to increase our results of operations. Accordingly, there can be no assurance that the passenger traffic volume at our airports will increase or that our profitability will increase.

Our acquisitions may not achieve anticipated benefits, and may increase our liabilities, disrupt our existing business and harm our results of operations.

The benefits we expect to receive from our acquisitions depend on our ability to integrate the operations, services, personnel and administrative infrastructure of the acquired businesses in a timely and efficient manner. Acquisitions also entail increased operating costs, as well as a greater allocation of management resources away from daily operations. Additionally, the business growth opportunities, revenue benefits, cost savings and other benefits we anticipate resulting from our acquisitions may not be achieved as anticipated or may be delayed. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, or if we are required to recognize impairments of acquired assets, investments or goodwill, our results of operations and financial condition may be adversely affected.

Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of December 31, 2022, our outstanding consolidated debt was Ps.34.4 billion (approximately U.S.$1.8 billion). This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise and maintain any such financing. It may also impair our ability to take advantage of significant business opportunities that may arise. As a result of this debt, we may also be more vulnerable to general adverse economic, industry or competitive conditions. We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. This may adversely affect our overall performance. We may need to refinance all or a portion of our debt on or before maturity. However, we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The possible replacement of reference rates could have an adverse affect on our business, results of operations and financial condition.

In July 2017, the UK Financial Conduct Authority, the authority responsible for regulating LIBOR, announced that by 2021, it would no longer use LIBOR as the benchmark interest rate. The Intercontinental Administration of Reference Rates (ICE Benchmark Administration), which administers the LIBOR rate, extended the cessation date for the presentation and publication of rates for certain LIBOR credits in dollars (one month, three months, six months, and twelve months) until June 30, 2023. It is not yet clear whether an updated calculation method for LIBOR will be established so that LIBOR will continue to exist after 2023. We cannot predict whether LIBOR will continue to be considered an acceptable reference rate, what rate or rates will constitute acceptable alternatives to LIBOR, or what effects these changes will have on ratings or alternatives in the financial markets for LIBOR-linked instruments. Possible changes or uncertainty in this regard could adversely affect the market for loans that accrue interest at rates indexed to the LIBOR rate.

On the other hand, Banco de México has established an updated reference rate called the Funding Equilibrium Interbank Interest Rate (the "TIIE"). This is due to the international transition to reference rates reflecting local market funding conditions. It is expected that the current TIIE will cease to be used in upcoming contracts by December 2023. In addition, the TIIE calculation methodology for existing contracts will be adjusted based on the revised TIIE.

We may have to modify the credit agreements that we have entered into with our creditors with such rates once they cease to exist, in order to establish the applicable interest rate. We cannot assure you that the transition from the LIBOR rate or the TIIE rate to new reference interest rates will not cause disruptions in the financial markets or will not substantially increase our financing costs, which could have an adverse effect on our business, results of operations and financial condition.

Covenants in our debt may limit our discretion with respect to certain business matters.

The instruments governing our indebtedness, or the indebtedness of our operating entities may contain restrictive covenants limiting our discretion with respect to specific business matters. These covenants could place significant restrictions on, among other things, our ability to incur additional liabilities, acquire new equity investments, engage in mergers or acquisitions, pay dividends, create liens or other encumbrances or make certain other payments, investments, loans and guarantees. These covenants could also require us to meet certain financial ratios and financial condition tests. Failure to comply with any such covenants could result in a default which, if not cured or waived, could permit acceleration of the relevant indebtedness.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.

Although we believe we maintain positive relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 26.0% of our total employees in Mexico and 42.3% in Jamaica as of December 31, 2022), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations.

The loss of, or suspension of operations by, one or more of our key customers could result in the loss of a significant amount of our revenues.

Most of our revenues are driven by the operations of a few key airline customers. In 2022, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Aeroenlaces Nacionales, S.A. de C.V. (“VivaAerobus”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico Group” a holding company that owns Aeroméxico and Aeroméxico Connect) and American Airlines, Inc. (“American Airlines”) transported a significant percentage of our passenger traffic. During 2022, the passenger charges collected by these four airlines accounted for 20.1%, 7.4%, 6.0% and 5.3%, respectively, of total revenues at our airports (24.4%, 8.9%, 7.3% and 6.4%, respectively, of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2022).

In June 2020, Aeromexico Group announced that it had filed for Chapter 11 bankruptcy due to the unprecedented challenges related to the COVID-19 pandemic. After 20 months, in March 2022, Aeromexico successfully completed its financial reorganization process. During 2020, 2021 and 2022, the passenger charges collected by Aeromexico accounted for 4.7%, 5.0% and 5.3% of total revenues in our airports, respectively (5.7%, 6.0% and 6.4% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2020, 2021 and 2022, respectively). On February 15, 2023, the airline Aeromar announced the suspension of operations due to financial problems and the difficulty in closing agreements with viable conditions to operate in the long term. In our airport network, Aeromar operated in the airports of Guadalajara, Puerto Vallarta, and Aguascalientes, without having any exclusive route. During 2022, Aeromar operations represented 0.23% of the total passenger traffic at our airports in Mexico. As of February 15, 2023, the airline has an outstanding balance with us of Ps. 37.8 million, of which Ps. 35.6 million were already considered in the allowance for expected credit losses as of December 31, 2022.

If any airline customer that seeks to restructure or recapitalize is unable to do so successfully or if our commercial arrangements with these key airline customers are not maintained, any investments or other assets associated with those airline customers could become impaired, and our business and results of operations could be materially adversely affected.

None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that if any of our key customers reduce their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another. This is except if the passenger originated travel outside Mexico, thus limiting the number of airlines providing domestic service in Mexico. Accordingly, we expect to continue to generate a significant portion of our revenues from domestic travel from a limited number of airlines.

Furthermore, passenger charges, which accounted for 50.0%, 52.5%, and 52.8% of our revenues in 2020, 2021, and 2022, respectively (61.3%, 63.8%, and 64.1%, respectively, when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected, pursuant to passenger charges collection agreements, by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2020, 2021, and 2022, the average collection term for passenger charges was 67, 62, and 63 days, respectively. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Aeronautical Services – Passenger Charges – Passenger Charges in Mexico.” Consequently, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we would not be assured of collecting the amounts invoiced to that airline for passenger charges despite cash deposits held in guarantee. Additionally, we could not be assured that we would recover the traffic they had stopped transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

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

In the past, certain of the domestic airlines operating at our Mexican and Jamaican airports refused to pay certain increases in the specific tariffs we charge for aeronautical services. Although these prior disputes were resolved, because only a few airlines contribute a substantial portion of our revenues, our results of operations could be adversely impacted if any of these (or any of our other) airlines should refuse to make payments in the future. Moreover, during periods of economic downturn, the airlines that operate at our airports may be more likely to oppose increases in our charges for aeronautical services in future years. This could adversely impact our results of operations. See “Item 4, Information on the Company – Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers.”

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

Currently, we have entered into collection agreements with all the airlines that operate at our Mexican airports to collect those passenger charges on our behalf. As a result, passenger charges are included in the cost of passengers’ tickets, and we issue invoices for those charges to each airline. We and the airlines with which we have these collection agreements have the right to cancel them with prior notice to the other party. If we or one of our airline customers were to cancel a collection agreement, we would have to implement a collection system of our own to collect passenger charges from passengers directly. The installation and operation of such a collection system would result in additional costs for us, which would negatively impact our results of operations.

MBJA has contracts with 89.0% of the airlines that operate at Montego Bay airport for the collection of passenger charges on its behalf. The collection of passenger charges by the airlines is an express covenant under the current operating agreements signed by each airline operating at Montego Bay airport, whereby these airlines must pay MBJA for regulated passenger charges.

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

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines, and ground transportation providers. We also depend upon the government or entities of the government for provision of services. These include electricity, the supply of fuel for aircraft, air traffic control and immigration and customs services for our international passengers. Additionally, the disruption or stoppage of taxi or bus services at one or more of our airports could also adversely affect our operations. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of our airports and on our results of operations.

In addition, we are dependent on third-party providers of certain complementary services such as catering, baggage handling, and the operation of airport buses and passenger walkways. If these service providers were to halt operations at any of our airports, we would be required to seek a new service provider or provide services ourselves. This would likely result in increased capital expenditures or costs and have an adverse impact on our cash generation and results of operations.

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

The Mexican government owns the land on which Guadalajara International Airport operates. It has granted us the right to use that land for the purpose of operating the airport pursuant to our concession. Currently, there are squatters residing on or claiming rights to a portion of the property, at least one of whom has attempted to subdivide and sell off certain portions of the property. As the owner of the property, the Mexican government must initiate any actions directed at removing these persons from the property.

In addition, during various periods of 2019 and 2020, members of an ejido called el Zapote blocked access to commercial areas of the Guadalajara International Airport, specifically the parking facilities, which resulted in commercial revenue losses of Ps.28.5 million in 2019 (19.5% of our total car parking charges at the airport for 2019) and Ps.16.7 million in 2020 (23.2% of our total car parking charges at the airport for 2020). Although we recovered control of these areas on February 12, 2020, if these persons occupy the area again in the future, their presence could have an adverse impact on our operations, revenues and security, and could restrict our ability to expand our operations at the Guadalajara airport.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amount to approximately Ps.6.8 billion on December 31, 2022. The deferred tax assets are quantified based on currently enacted tax rates and accounting standards. They are subject to change because of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our Consolidated Statement of Profit or Loss. For further information on deferred tax assets, refer to Note 12 to our audited consolidated financial statements. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Deferred Tax Assets.”

Extreme weather and natural disasters could adversely affect our business.

The Pacific and Central regions of Mexico and the island of Jamaica experience seasonal torrential rains and hurricanes (particularly during the months of July through September), as well as earthquakes. Extreme weather and natural disasters may impede operations, damage infrastructure necessary for our operations or adversely affect the destinations served by our airports. Any of these events could reduce our passenger traffic volume.

The occurrence of extreme weather and natural disasters, including increases in the frequency, severity, or duration of such disasters due to climate change, in the destinations we serve could adversely affect our business, results of operations, prospects, and financial condition. We have insured the physical facilities at our airports against damage caused by natural disasters, accidents, or other similar events. However, we do not have insurance covering losses due to resulting business interruption for our Mexican airports. Moreover, should losses occur, there can be no assurance that losses caused by damages to physical facilities will not exceed the pre-established limits on any of our insurance policies.

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

Under FAA regulations, because of this downgrade, Mexican airlines are not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines are also suspended; and operations by Mexican airlines flying to the United States are subject to greater FAA oversight. During July 2021, Mexican government signed an agreement with the FAA aimed at helping the country recover its “Category 1” rating. The agreement set out visits beginning in August 2021 by experts from the FAA to provide technical assistance and review Mexico’s efforts to reverse the downgrade. As of the date hereof, however, Mexico has not recovered its “Category 1” rating.

In 2020, 2021, and 2022, 9.6%, 32.4%, and 35.2%, respectively, of the passengers who traveled through our Mexican airports traveled on flights to or from the United States operated by Mexican airlines.

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

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2020, 2021 and 2022, 60.9%, 63.0% and 63.3%, respectively, of our total revenues were earned from aeronautical services (in 2020, 2021 and 2022, 74.7%, 76.6% and 76.9%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services), which are subject to price regulation under our maximum rates in Mexico and under the maximum regulated charges in Jamaica. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects, and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or established by the Mexican government (as in the case of our Master Development Programs or our maximum rates, respectively) or the Jamaican government (as in the case of maximum regulated charges for MBJ and NMIA) for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs and Capital Development Programs or the obligation under our Mexican concessions and Jamaican concessions to provide a public service) or increase our maximum rates and regulated charges applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

We cannot predict how the laws and regulations governing our business will be applied.

Many of the laws, regulations and instruments that regulate our business in Mexico were adopted or became effective in 1999. There is limited precedent that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our Mexican concessions, the Mexican Airport Law and its regulations or other applicable laws, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot guarantee that we will not encounter difficulties complying with these laws, regulations, and instruments.

Although our maximum rates through 2024 have been set, we cannot predict what our Master Development Programs for the next five-year period from January 2025 to December 2029 will be. We also cannot provide assurance that other regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master Development Programs, the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Similarly, there is limited precedent that would allow us to predict the impact of the laws, regulations and instruments that regulate our business in Jamaica. Therefore, we cannot provide any assurance that our Jamaican airports will not encounter difficulties in complying with these laws, regulations and instruments. In addition, although the concession agreements for our Jamaican airports and Jamaican law establish ranges of sanctions that might be imposed should our Jamaican airports fail to comply with the terms of the concession, other Jamaican applicable laws, and its regulations, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. Although the maximum regulated charges have been set for our Jamaican airports through December 2024, we cannot predict what maximum regulated charges the Jamaican government will establish for the next five-year period from January 2025 to December 2029. We also cannot provide assurance that other regulatory agencies or the Jamaican legislature will not impose regulations adverse to our Jamaican airports’ operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority Acts and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

Additionally, on December 15, 2022, the Mexican government submitted to Mexico’s congress an aviation sector amendment bill. If approved, the bill would result in amendments to the Civil Aviation Law and the Airports Law, including, among others, (i) changing the administrative nature of AFAC from regulatory agency to decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications and Transportation; (ii) allowing foreign airlines to operate domestic flights (vuelos de cabotaje) within certain routes that are of strategic interest for the development of the country’s airport infrastructure, as long as the airport complies with certain technical and operational capacity requirements; (iii) enhancing regulatory and supervisory capabilities of the AFAC over civil aviation matters (which was previously assigned to the Secretary of Infrastructure, Communications and Transportation), including in the issuance of technical and administrative regulations applicable to the regulatory framework; (iv) coordinating security regulations for purposes of restoring Mexico’s FAA safety rating to Category 1; and (v) establishing the applicable sanctions for concessionaries not complying with flight schedules and timetables or any other requirements set forth in the bill. As of the date of this report, we cannot assure how such bill, if passed, would affect our operations, results, and competitiveness in the Mexican market.

The regulations pursuant to which the maximum rates applicable to our aeronautical revenues in Mexico and to the maximum regulated charges that we may collect at our Jamaican airports are established do not guarantee that we or any of our airports will be profitable.

The regulations applicable to our aeronautical activities establish an annual maximum rate for each Mexican airport. This is the maximum annual amount of revenues per workload unit that we may earn at that airport from services subject to price regulation. Our Mexican concessions provide that an airport’s maximum rates will be adjusted periodically for inflation determined by reference to the Mexican Producer Price Index (Índice Nacional de Precios al Productor), or “Mexican PPI,” excluding petroleum. Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances, including the amendment of certain provisions of Mexican laws and regulations that structure and influence our business, our Mexican concessions provide that such a request will be approved only if the SICT determines that certain events specified in our Mexican concessions have occurred. The circumstances under which we are entitled to an adjustment are described under “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Special Adjustments to Maximum Rates.” Therefore, there can be no assurance that any such request will be made or granted. For a discussion of the framework for establishing our maximum rates in Mexico and the application of these rates, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation.”

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

Our Jamaican airports have an obligation under their respective concession agreement to satisfy certain requirements applicable to a Capital Development Program. We cannot provide assurance that AAJ will determine that any such Capital Development Program complies with the applicable requirements under their respective concession agreement. In addition, we cannot provide assurance that AAJ will not request our Jamaican airports to undertake additional capital expenditures.

Under the terms of our concessions, there is no guarantee that our consolidated results of operations or the results of operations of any airport will be profitable.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.

Our maximum rates in Mexico are subject to annual efficiency adjustments, which have the effect of reducing the maximum rates for each year to reflect projected efficiency improvements. For the five-year terms ending in 2019 and 2024, an annual efficiency adjustment factor of 0.7% was established by the SICT. Future annual efficiency adjustments will be determined by the SICT in connection with the setting of each Mexican airport’s maximum rates every five years. For a description of these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Methodology for Determining Future Maximum Rates.” We cannot provide assurance that we will achieve efficiency improvements sufficient to allow us to maintain or increase our income from operations because of the progressive decrease in each Mexican airport’s maximum rate.

If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.

Historically, we have set the prices we charge for aeronautical services at each Mexican airport. This was done to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2020, 2021, and 2022, our revenues subject to maximum rate regulation represented 99.1%, 93.8%, and 96.1%, respectively, of the amount we were entitled to earn at the maximum rates for all our Mexican airports. However, there can be no assurance that we will be able to reach the maximum tariff in the future. This could impede us to collect virtually all the revenues we are entitled to earn from services subject to price regulation.

The specific tariffs we charge for aeronautical services are determined based on various factors, including projections of passenger traffic volumes, the Mexican PPI, excluding petroleum, and the value of the peso relative to the U.S. dollar. These variables are outside our control. Our projections could differ from the applicable actual data, and if these differences occur at the end of any year, they could cause us to exceed the maximum rate at any one or more of our airports during that year.

In prior years, in order to ensure our compliance with the maximum rate when the possibility of exceeding that maximum rate has arisen, we have taken actions in the latter part of the year, such as reducing our specific tariffs and offering discounts. We can offer no assurance that, should external factors cause us to risk exceeding our maximum rates close to or at the end of any given year, we will have sufficient time to take the actions described above in order to avoid exceeding our maximum rates prior to year-end.

If we exceed the maximum rate at any Mexican airport at the end of any year, the SICT may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. If any one of our Mexican airport concessions is terminated, our other Mexican airport concessions may also be terminated.

If we fail to fulfill the requirements of our Master Development Programs or our Capital Development Programs, our airports could suffer specific negative consequences, including termination of their respective concessions.

Historically, our capital expenditure commitments under our Master Development Programs have been determined by reference to the Mexican PPI’s construction price index. Using the index, we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2020, 2021, and 2022 was 101.5%, 102.2%, and 100.5%, respectively, of our capital expenditure commitments under our Master Development Programs. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SICT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least three times for the same cause. If any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

Under their concession agreements, our Jamaican airports are required to make capital expenditures to meet Capital Development Program requirements by certain strict deadlines. Additionally, our Jamaican airports are also responsible for maintaining tangible concession assets under the concession agreements, which involves capital investment projects and improvements to concession assets. If either MBJA or NMIA fails to comply with the terms and conditions of its concession agreement, it could be in default and face liquidated damages. In addition, if it fails to remedy the breach within the applicable grace period, it could suffer other negative consequences, including the termination of its concession.

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

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

The Mexican government may terminate or re-acquire our Mexican concessions under various circumstances, some of which are beyond our control.

Our concessions are our principal assets, and we would be unable to continue operations without them. A Mexican concession may be revoked by the Mexican government for certain prescribed reasons, including failure to comply with our Master Development Programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in Mexico, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of our Mexican concessions. Violations of certain terms of a concession (including violations of exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the relevant term at least three times. Violations of other terms of a concession can result in the immediate termination of the concession. Our Mexican concessions may also be terminated upon our bankruptcy or insolvency.

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

The Mexican government may also revoke one or more of our Mexican concessions at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. See “Item 4, Information on the Company – Regulatory Framework – Other Regulation of Mexican Concessions and Concession Assets – Revocation of Concessions” The Mexican government may also assume the operation of any airport in the event of war, public disturbance, or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes to our operations. In the event of a reversion of the public domain assets that are the subject of our Mexican concessions, the Mexican government under Mexican law is required to compensate us for the value of the concessions or added costs based on the results of an audit performed by appraisers. In the case of a mandated change in our operations, the Mexican government is required to compensate us for the cost of that change. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. There can be no assurance that we would receive compensation equivalent to the value of our investment in, or any additional damages related to, our Mexican concessions and related assets in the event of such action.

If any one of our Mexican airports concessions is terminated, whether through revocation or otherwise, our other concessions may also be terminated. Thus, the loss of any concession would have a material adverse effect on our business and results of operations.

The Jamaican government may terminate or re-acquire the concessions held by our Jamaican airports under various circumstances, some of which are beyond our control.

Our Jamaican airport concessions are our principal assets in that country, and we would be unable to continue operations at our Jamaican airports without them. As the owner of the concession assets, the AAJ is entitled under certain circumstances, however, to expel us from all or part of our Jamaican airport sites or to take over or carry on the operation and management of the airports or the provision of airport services. The AAJ may step into the public domain assets that are the subject of the Jamaican airport concessions for as long as may be required if it determines that we are in breach of the concession agreements, to prevent material disruptions in service at the airports or in cases of national emergency. Upon such a step-in by the AAJ, the AAJ must account to us for any revenues collected at the airports during the step-in period. Where the AAJ steps into the public domain assets that are the subject of the airport concession pursuant to any uncured event of default or to prevent material disruptions in service, we are required to bear all costs (except consequential losses) and expenses associated with the AAJ's exercise of its step-in rights. There can be no assurance that we would receive compensation equivalent to the value of our investment in, or any additional damages related to, our concessions and related assets in the event of such action.

Following notice and good-faith consultations to avoid such a result, the AAJ may terminate the concession agreement upon an event of default on our part. Regardless of the cause for termination, a termination fee is due to us upon termination or revocation of the concession. However, the concession agreements expressly limit the AAJ’s liability to such a termination fee. If the AAJ terminates the concession with or without cause, there can be no assurance that the loss of the airport concession will not have a material adverse effect on our business and results of operations.

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

One factor that may significantly increase competition from other airports is the expansion of the permits of existing private airports that are currently not permitted to operate regular commercial routes. Under Mexican law, any privately held airport that has operated with a permit to provide public service for at least five years automatically acquires the right to also operate regularly scheduled commercial flights and to receive a concession to operate as a public service airport. In addition, through an amendment proposed by the SICT and confirmed by the Presidency, an airport operating with a permit to provide public service could become an international airport.

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

The SICT could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs.

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

The Mexican government has in recent years implemented various changes to the laws applicable to Mexican companies, including us. For example, in March 2021, the Mexican Congress approved a reform to the Mexican Electric Industry Law where the main modification is to the legal structure for the generation and use of electric energy. This reform could have a negative impact on the cost of electricity at our airports.

On April 23, 2021, a labor reform was published that amended the outsourcing provisions of the Mexican Labor Law (the “2021 Labor Reform”). The law significantly limits subcontracting and amends the profit-sharing rules. The law provided 90 days for employers to comply with the law but was later delayed until September 1, 2021. As a result of this reform, we were required to restructure the manner in which certain services were provided across our airport operating subsidiaries by our employee service companies. See “Item 4, Information on the Company – History and Development of the Company – Non-Airport Subsidiaries.” Although we believe the steps taken to restructure our operations put us in compliance with the 2021 Labor Reform, we can provide no assurance that a review by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) would not require additional changes to our operations.

On March 28, 2023, the Mexican President submitted to the Mexican Congress an initiative to reform several federal laws, including the Federal Law of Contentious Administrative Procedure (Ley Federal de Procedimiento Contencioso Administrativo), the Organic Law of the Federal Court of Administrative Justice (Ley Orgánica del Tribunal Federal de Justicia Administrativa), the Federal Law of Administrative Procedures (Ley Federal de Procedimiento Administrativo), the Public Sector Acquisitions, Leasing and Services Law (Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público), the Public Works and Related Services Law (Ley de Obras Públicas y Servicios Relacionados con las Mismas), the Expropriation Federal Law (Ley de Expropiación) and the Federal Law of Patrimonial Responsibility of the State (Ley Federal de Responsabilidad Patrimonial del Estado). The proposed bill provides, among other things, additional grounds for the Mexican Government to revoke concessions and permits, as well as a mechanism to expedite expropriation of private property by the state. It is uncertain whether the Mexican Congress will approve this bill and, if approved, the impact that it could have in the Mexican economy and our business. We cannot assure you that it will not have a material adverse on our business, results of operation and financial condition.

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

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). Audit Committee members are selected according to Mexican and U.S. independence standards. Certain matters require the favorable vote of the majority of the Series “BB” shares (including the approval of our financial statements, increases or decreases in our capital stock, the payment of dividends, the amendment of our bylaws and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). These rights are not conditioned on whether the technical assistance agreement and the participation agreement remain in force. Pursuant to our bylaws, if at any time AMP (as the holder of our Series BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. Shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights, which increases the risk of impasse at AMP shareholders’ meetings and ultimately at our shareholders’ meetings. Differences in points of view among AMP’s shareholders with respect to our management could affect our results of operations. The interests of AMP may differ from those of our other shareholders.

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

In the past there have been some disputes among AMP’s shareholders. If disputes among AMP’s shareholders were to occur in the future, it is not possible to predict if they would result in a deadlock at our shareholders’ meetings or distract our management, or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations. In addition, AMP’s veto, appointment, and other rights could adversely impact our operations and constitute an obstacle for us to bring in a new strategic shareholder and/or operator.

If AMP should decide to sell all or a portion of its interest in us, our operations could be adversely affected.

AMP currently exercises significant influence over our management, as described above. AMP can sell nearly all the shares that it owns. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Should AMP divest its interest in us or cease to hold Series BB shares, our management could change. As a result, our operations could be adversely and significantly affected as a result.

Our operations could be adversely affected if the technical assistance agreement is not renewed with AMP.

AMP provides services through the technical assistance agreement, through which AMP provides our airports with expertise in operating in the aeronautical sector and strategic planning guidance to increase aeronautical and non - aeronautical revenues, in addition to knowledge of the Mexican government and business sectors and assistance with the negotiation of our Master Development Programs. Therefore, if either we or AMP decide not to renew the technical assistance agreement, it would require time and potentially higher costs for us to replace AMP’s strategic expertise through contracts with new external advisors. Apart from the possible higher costs, the need to replace AMP could have an impact on our business strategy and ongoing projects, such as the successful negotiation of tariffs, investments, and other elements of our Master Development Programs. As a result, our results of operations could be negatively affected. For more detailed information on the technical assistance agreement with AMP, see “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

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

Although we believe AMP satisfies all their requirements under the privatization guidelines and the participation agreement, there can be no assurance that allegations or official inquiries relating to AMP’s compliance with its obligations under those requirements will not take place. In the event of future inquiries or an official finding that AMP is or was not in compliance with the requirements of the privatization guidelines or the participation agreement, AMP could be subject to fines and the technical assistance agreement between us and AMP could be terminated, which could have a material effect on our operations. In addition, there can be no assurance that any such developments will not result in a material decrease in the market value of our shares or ADSs or their liquidity.

Disputes with or among our shareholders or challenges to certain provisions of our bylaws may affect our operations.

In the past, there have been disputes with certain shareholders primarily regarding certain shareholding limitations set forth in our bylaws. See — “The Company's bylaws can discourage acquisitions and depress the market for our shares.” These disputes have led challenging shareholders to commence legal proceedings seeking (i) to modify our bylaws to eliminate the foregoing shareholding limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares. Although the Mexican Supreme Court has upheld the validity of these provisions of our bylaws, we cannot guarantee that future challenges to our bylaws will not emerge. If disputes with certain of our shareholders were to occur in the future, it is not possible to predict if they would distract our management or result in a deadlock at our shareholders’ meetings, or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations.

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

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI”, GDP decreased 8.5% in 2020, increased 5.0% in 2021 and increased 3.0% in 2022, respectively, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 5.2%, 4.5% and 7.7% in 2020, 2021 and 2022, respectively. As of April 5, 2023, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 11.5175%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Economic conditions in Mexico may also be affected by political developments in the United States and economic developments in the United States, such as interest rates, inflation, exchange rates and GDP growth, among others.

Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. In 2020, the peso depreciated 5.1% against the U.S. dollar. In 2021, the peso depreciated 3.3% against the U.S. dollar. In 2022, the peso appreciated 5.0% against the U.S. dollar. Rising inflation in the U.S., the extent of which is still uncertain, could have an impact on the value of the peso relative to the U.S. dollar. During 2022, inflation in the U.S. increased by 6.5%. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.

International passengers and international flights pay tariffs denominated in U.S. dollars. However, in Mexico, these tariffs are generally invoiced and collected in Mexican pesos. Because such tariffs are invoiced taking into account the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in us exceeding our maximum rates, which would be a violation of our concession. If a significant depreciation of the peso occurred, we could be required to issue rebates to our customers to avoid exceeding our maximum rates. On the other hand, a significant appreciation of the peso could result in us invoicing substantially less than our maximum rate per workload unit. We do not have any means of recovering lost revenue if we charge less than the maximum rate as a result of a significant appreciation of the peso. We attempt to set our U.S. dollar-denominated tariffs to avoid exceeding our maximum rates while attempting to charge as close to the maximum rate as possible.

Due to the acquisition of DCA in 2015, we incurred indebtedness in U.S. dollars. A devaluation of the peso would increase the debt service cost of such U.S. dollar-denominated indebtedness and result in foreign exchange losses. In 2022, approximately 99.0% of MBJA’s and NMIA’s revenues, 44.0% of their operating expenses and 70.0% of their capital expenditures were denominated in U.S. dollars, with the remaining 56.0% of operating expenses and 30.0% of its capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s indebtedness was also denominated in U.S. dollars in 2022. Accordingly, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may also affect our performance through the consolidation of MBJA and NMIA’s financial and operating results.

In addition, fluctuations in the exchange rate between the peso and the U.S. dollar, particularly depreciations, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange. As a result, such peso depreciations will likely affect the market price of the ADSs. Exchange rate fluctuations could also affect the ADS depositary’s ability to convert into U.S. dollars, and make timely payment of, any peso cash dividends and other distributions paid in respect of the Series B shares.

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

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. For instance, the credit freeze and global recession that began in 2007 and continued into 2009 had a significant impact on Mexico. Mexico’s stock market fell 48% during that period. Similarly, the European debt crisis that began in Greece and then spread to other countries such as Italy and Spain as well as European financial institutions, affected financial markets around the world and in Mexico.

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

Elections could lead to political, economic, and social changes beyond our control, which could result in economic or political conditions in Mexico that could materially impact our operations. Any change to the country’s administration may lead to significant changes in laws, public policies, or regulations, may affect the political and economic environment in Mexico, and consequently, may contribute to economic uncertainty and to heightened volatility in the Mexican capital markets and in securities issued by Mexican companies.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of October 5, 2022, call for caution in some areas of Mexico due to an increased risk of crime and kidnapping. These travel alerts emphasize the extent of criminal activity in different Mexican states and cities, including recommending against travel in states such as Michoacán, Colima, and Sinaloa in which our Morelia, Manzanillo and Los Mochis airports are located.

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

The level of environmental regulation in Mexico is increasing and the enforcement of environmental laws has become more common. For instance, a newly created carbon dioxide (“CO2”) market commenced operating in Mexico during 2018. The market requires that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Since 2015, companies subject to the legislation were required to report their global emissions to the Mexican Emissions Registry (Registro Nacional de Emisiones) every three years. We are subject to this legislation and since 2015 we have presented our emissions reports every year. In addition, every three years we carry out a verification by authorized Verification Units, as required by legislation.

In addition, revised water quality standards were authorized in 2021, which will take effect in 2023 and require expanding and upgrading our wastewater treatment plants to meet these requirements.

Any changes to, enforcement of, failure, or perceived failure to comply with these regulations, or the enactment of new regulations could result in lawsuits, penalties or fines against us, restrictions on our operations, additional compliance requirements, which could have an adverse impact on our business, results of operations, and our reputation. For more information on environmental regulation, see “Item 4, Information on the Company – Regulatory Framework – Mexican Environmental Regulation.”

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

If growth remains lower than what is needed for reducing poverty, the country could continue to be confronted by social issues that predominantly affect youth, such as a high level of crime and violence and high unemployment. The Statistical Institute of Jamaica estimated the unemployment rate in Jamaica at 6.6% in July 2022 as compared to 8.5% in July 2021 and 12.6% in July 2020.

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

There was a landmark ruling handed down by the Supreme Court in Jamaica. This ruling classifies security guards as employees of the firms they are contracted to and not independent contractors as they were being classified. This means that security firms now have employer tax obligations relating to security guards and other employee-related costs. This ruling has resulted in security firms requesting a 50% increase in rates in order to recoup these costs, which could adversely impact our business and results of operations. The ruling came into effect on September 23, 2022.

Our business in Jamaica is subject to substantial governmental regulation.

Our Jamaican airport concessions are regulated principally by the AAJ, an agency of the Jamaican government, under the Airports Authority Act of 1974. In April 2003, the AAJ divested operational responsibility for the Montego Bay airport to MBJA under a concession agreement pursuant to which MBJA is responsible for the management of the day-to-day operations of the Montego Bay airport in keeping with specific performance criteria and prescribed international standards. In addition, on October 10, 2018, the AAJ signed a concession agreement with PACKAL, for the management of the day-to-day operations of the Kingston airport. The AAJ retains ownership of the non-movable assets of these airports. Our Jamaican airports pay a concession fee to the Jamaican government and at the end of the concession agreements will transfer the infrastructure of our Jamaican airports, and any moveable assets acquired during the period of the concessions, to the AAJ. Regular performance reviews and other contract administration oversight functions are conducted by the AAJ, as specified in the concession agreements. There can be no assurance that governmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects, or financial condition. However, there are certain provisions within the concession agreements that offer some protection for MBJA and PACKAL in the event of adverse changes in Jamaican law. In certain instances, if there is an adverse change in Jamaican law resulting in an unavoidable net increase in costs or net reduction in revenues for MBJA and PACKAL, both will be entitled (subject to the remaining provisions of the MBJA and PACKAL Concession Agreements) to monetary compensation from AAJ. See “Item 4, Information on the Company – Regulatory Framework.”

High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of October 5, 2022, inform travelers of the risks of traveling in Jamaica due to threats to safety and security posed by increased crime, including violent crime, in many areas across Jamaica. The travel alerts emphasize the increase in criminal activity in different areas across Jamaica. This includes certain areas in Montego Bay and Kingston, near where our Jamaican airports are located.

In addition, perceptions about crime in Jamaica and violence related to drug trafficking may also have an adverse effect on our business as they may decrease the international passenger traffic directed to Jamaica.

Higher incidences of crime throughout Jamaica could have an adverse effect on our business as it may decrease international passenger traffic directed to Jamaica.

Government tax legislation in Jamaica may have an adverse effect on our financial condition and results of operations.

The Jamaican government has in recent years implemented various changes to the tax laws applicable to Jamaican companies. Except for certain relief from withholding tax in relation to interest on commercial and shareholder loans to non-resident lenders and to dividends to non-resident shareholders, and in the case of our Jamaican airports certain relief from customs duty and general consumption tax on major capital investment, the terms of our concession agreements do not exempt us from generally applicable Jamaican tax laws. Changes to tax laws and regulations in Jamaica could significantly increase our tax expense, which could have a material adverse impact on our results of operations.

We cannot predict the impact that changes in law, if fully implemented and applied to us, will have on our business, financial condition, and results of operations. In addition, we cannot predict the indirect impact that such legislation could have on our customers and shareholders.

Certain Risk Factors Related Our Structure, Shares, and the Securities Market

Our ability to pay dividends and meet our debt obligations depends on our subsidiaries paying us dividends and transferring other income to us.

We are a holding company whose only significant assets are the shares of our subsidiaries and our cash and cash equivalent positions. Our ability to pay dividends and meet our debt obligations depends on our subsidiaries paying us dividends and transferring other income to us. The ability of our subsidiaries to pay dividends and transfer other resources to us may be subject to legal, regulatory, or contractual restrictions.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We hold concessions to operate, maintain and develop twelve international airports in Mexico's Pacific and Central regions and two international airports in Jamaica. As operators of the airports under our concessions, we charge airlines, passengers, and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports. This includes the leasing of space to restaurants and retailers, parking slots, and advertising, among others.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (sociedad anónima bursátil de capital variable) a corporation organized under the laws of Mexico, was incorporated in 1998 as part of the Mexican government’s initiative to open Mexico’s airports to private investment. The corporation’s period of duration is set at 100 years.

Each of our Mexican concessions has a term of 50 years beginning November 1, 1998. The term of each of our Mexican concessions may be extended by the SICT under certain circumstances for up to 50 additional years.

Our wholly-owned Spanish subsidiary, DCA, holds a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize Montego Bay International Airport in Jamaica for a period of 30 years beginning on April 12, 2003, but includes no extension provision.

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

Opening Mexican Airports to Private Investment

In February 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. Under these guidelines, the SICT identified 35 of Mexico’s 58 principal airports as being suitable for investment. These 35 airports were divided into four airport groups: Grupo Aeroportuario del Pacífico, or the Pacific Airport Group (twelve Mexican airports); Grupo Aeroportuario del Sureste, or the Southeast Airport Group (nine airports); Grupo Aeroportuario de la Ciudad de México, or the Mexico City Airport Group (one airport) and Grupo Aeroportuario del Centro-Norte, or the Central-North Airport Group (thirteen airports).

The guidelines generally provided for airport groups to become open to private investment through a two-stage program. In the first stage, a series of public auctions were conducted to award a minority interest in each airport group to a strategic shareholder. In the second stage, all, or a portion of the remaining interest in each airport group was sold through public offerings in the Mexican and international capital markets. Except for the Mexico City Airport Group, all of the other airport groups have completed both stages of the program.

As a result of the opening of Mexico’s airports to private investment, we and our subsidiaries are no longer subject to Mexican regulations applicable to government wholly owned companies. We believe that this provides us greater flexibility to develop and implement our business strategy and to respond to potential business opportunities.

Investment by AMP

In 1999, through a public auction held as part of the first stage of Mexico's program to open Mexico's airports to private investment, the Mexican government sold a 15% equity interest in us to AMP.

The following are AMP’s current shareholders:

•
Controladora Mexicana (“CMA”) owns 66.66% of AMP. Controladora Mexicana is a private company 50%-owned by Pal Aeropuertos, S.A. de C.V. (“PAL”) and 50%-owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”). PAL is a Mexican special-purpose vehicle owned by Eduardo Sánchez Navarro Redo and Juan Gallardo Thurlow, and PAP is a Mexican special-purpose vehicle owned by Laura Diez-Barroso Azcárraga and her spouse, Carlos Laviada Ocejo. On May 5, 2020, Mrs. Diez-Barroso and Mr. Laviada Ocejo transferred to direct family members all of their interest in PAP. On August 18, 2021, Mrs. Laura Diez-Barroso and Mr. Laviada Ocejo reacquired their interest in PAP. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, which require our strategic shareholders to have, among other characteristics, an “operating” partner and a “Mexican” partner (each a “key partner”), CMA is one of AMP’s two key partners, acting as its designated “Mexican” partner.
•
Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns 33.33% of AMP. Aena Internacional is a wholly owned subsidiary of Aena, S.A. (“Aena”), the parent company of the Spanish economic group "Grupo AENA". Aena is a listed company with 51% of its shares currently held by E.P.E. Enaire, a Spanish government corporation, and the remaining 49% currently traded on the Spanish stock exchange. Aena operates 46 airports and two heliports in Spain and through its subsidiary Aena Internacional, in addition to its stake in AMP, it holds 100% of the share capital of the concessionaire of 6 airports in the Northeast region of Brazil, 51% of London Luton Airport Holding III Limited, a British airport company that owns the airport company concessionaire of London Luton Airport in the United Kingdom, as well as relevant stakes in two other airports located in Colombia.

AMP paid the Mexican government a total of Ps.2.45 billion (nominal pesos, excluding interest) (U.S.$261 million based on the exchange rates in effect on the date of AMP’s bid) in exchange for the following:

•
All of our Series BB shares, representing 15% of our capital stock; and
•
The right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement setting forth the rights and obligations of each of the parties involved in the privatization (including AMP), a fifteen-year technical assistance agreement setting forth AMP’s right and obligation to provide technical assistance to us in exchange for an annual fee and a shareholders’ agreement under terms established during the bidding process. These agreements are described in additional detail in Item 7.

The Technical Assistance Agreement with AMP

Under the technical assistance agreement, AMP offers management and consulting services and transfers industry expertise and technology to us in exchange for a fee. The agreement grants us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its shareholders. This is during the term of the agreement. AMP provides us with assistance in various areas, including the development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the Master Development Programs that we are required to submit to the SICT, and the improvement of our airport operations. Our management believes that if we were not to receive the technical assistance provided via our agreement with AMP, this could adversely and significantly affect our results of operations.

Upon expiration, the agreement automatically renews for successive five-year terms unless one party provides notice of termination at least 60 days prior to a scheduled expiration date. Under our bylaws, a decision by us to renew or cancel the technical assistance agreement is subject to the approval of 51% of Series B shareholders other than AMP or any related party of AMP (to the extent that AMP or any such related party holds Series B shares). A party may also terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. The technical assistance agreement with AMP was automatically extended on August 25, 2019, for five additional years.

The technical assistance fee is calculated as the greater of U.S.$4.0 million, adjusted annually for U.S. inflation since August 25, 2000 (as measured by the U.S. CPI), or 5% of our consolidated annual income from operations at our Mexican airports (before deducting the technical assistance fee, income taxes, and depreciation and amortization, all determined in accordance with Mexican Financial Reporting Standards ("MFRS")). In our opinion, this structure creates an incentive for AMP to increase GAP's annual consolidated earnings. As part of the agreement, AMP is also entitled to reimbursement for out-of-pocket expenses. In 2020, 2021, and 2022, the technical assistance fee, based on our Mexican airports’ income from operations, amounted to Ps.289.1 million, Ps.526.2 million, and Ps.756.6 million, respectively. These amounts represent 4.7%, 4.6%, and 4.5% of our annual consolidated income from operations (before deducting the technical assistance fee, income taxes, and depreciation and amortization), respectively.

The technical assistance agreement allows AMP, its shareholders, and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this committee, see Item 6 herein. Our bylaws, the participation agreement, and the technical assistance agreement also contain certain other provisions designed to avoid conflicts of interest between AMP and us.

AMP’s Rights and Obligations under Our Bylaws

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). According to Mexican and U.S. independence standards, the members of our Audit Committee must be independent. Pursuant to our bylaws, AMP (as holder of our Series BB shares) also has the right to veto certain actions requiring approval by our shareholders (including the payment of dividends, the amendment of our bylaws, and any decision that has the objective of modifying or annulling its right to appoint our top-level executive officers). In addition, shareholders of AMP have allocated among themselves certain veto rights relating to the exercise by AMP of its veto and other rights. This increases the risk of an impasse at AMP shareholders’ meetings and ultimately at our shareholders’ meetings. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholders.”

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

Pursuant to the terms of the trust, AMP may direct the trustee to vote only shares representing up to 10% of our capital stock. Any shares in excess of 10% are voted by the trustee in accordance with the vote of the majority of Series B shares Shareholders. The trust does not affect the veto and other special rights granted to holders of Series BB shares described above.

Global Offering and Establishment of ADR Facility with NYSE Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera, S.N.C., Institución de Banca de Desarrollo (“NAFIN”), a Mexican government-owned development banking institution. In February 2006, we conducted an initial public offering to allow NAFIN to dispose of its 85% interest in us. Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the U.S., and elsewhere, and NAFIN ceased to be a shareholder. The net proceeds from the sale of shares were remitted entirely to the Mexican government. We received no proceeds from this offering. At the same time, we established an American Depositary Receipt facility with The Bank of New York Mellon (formerly The Bank of New York) and obtained approval to list our ADSs on the NYSE. In addition, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and listed our Series B shares on the Mexican Stock Exchange.

Master Development Programs

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders is required to present a Master Development Program for approval by the SICT every five years. Each Master Development Program includes investment commitments for the regulated part of our Mexican airport business (including capital expenditures and improvements) for the succeeding five-year period. Once approved by the SICT, these commitments become binding obligations under the terms of our Mexican concessions.

On December 12, 2019, the SICT approved our Master Development Programs for each of our Mexican airports for the five-year period from January 1, 2020, through December 31, 2024. Due to the COVID-19 pandemic, we delayed certain non-obligatory capital investments and during the month of August 2020, we filed a petition for an Extraordinary Review Process of our Master Development Program with the SICT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, postponed investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026. Our committed investments decreased by 27% for the 2020-2024 period, after the Extraordinary Review Process.

The table below sets forth our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash-flow basis. This means that capital expenditures are equal to those investments actually incurred by each airport during a given year. This does not include investments allocated for by the airport during that year but not paid for during the given year. Therefore, the investments shown in the table below reflect our expenditures actually paid for by our Mexican airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2020, 2021, and 2022, our investments allocated but unpaid totaled Ps.540.9 million, Ps.1,428.0 million, and Ps.853.5 million, respectively. Most of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2020		2021		2022
		(thousands of pesos)
Guadalajara	Ps.	882,798	Ps.	1,953,492	Ps.	3,395,226
Tijuana		744,672		1,029,706		1,408,734
Los Cabos		421,328		767,291		777,093
Puerto Vallarta		212,032		393,132		1,611,207
Guanajuato		33,177		87,821		137,138
Hermosillo		84,613		62,489		127,074
Mexicali		139,475		42,672		92,158
La Paz		67,979		48,718		118,612
Aguascalientes		49,375		86,220		140,771
Morelia		82,389		35,164		55,504
Los Mochis		38,422		43,263		29,667
Manzanillo		29,908		32,332		49,580
Other (1)		118,481		105,055		151,335
Total	Ps.	2,904,649	Ps.	4,687,355	Ps.	8,094,099

(1)
Includes SIAP, CORSA, PCP, ADP and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2020		2021		2022
	(thousands of pesos)
Terminals	Ps.	1,758,019	Ps.	3,046,781	Ps.	4,807,895
Runways and aprons		609,013		738,628		1,991,148
Machinery and equipment		507,866		843,724		1,197,927
Other		29,751		58,222		97,129
Total	Ps.	2,904,649	Ps.	4,687,355	Ps.	8,094,099
During 2020, 2021 and 2022, 3.1%, 1.3% and 2.5%, respectively, of our capital expenditures were financed by cash flows from operations, while the remaining balance was funded by long-term debt securities issued on the Mexican capital markets (Certificados Bursátiles de Largo Plazo). We expect to continue financing the most significant portion of our capital expenditures for our Mexican airports in the future with debt issuances on the Mexican capital markets; however, our ability to incur debt may be restricted by our leverage levels or market conditions. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures in 2022 were allocated to the following types of investments at the majority of our Mexican airports:

•
Terminals. During 2022, we continued the expansion of several of our airports either by expanding and renovating existing airport facilities or by continuing the construction of new terminal buildings. This was primarily at Guadalajara, Tijuana, Puerto Vallarta, Los Cabos and Guanajuato airports.

•
Runways and aprons. During 2022, we continued renovating and expanding runways, taxiways and aprons at all of our airports, primarily at Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Guanajuato and Mexicali airports.

•
Machinery and equipment. We invested in machinery and equipment including the latest technology in baggage handling systems, baggage carousels, anti-return gates, metal detectors, other security-related equipment, passenger walkways, air conditioning equipment, and public information systems.

•
Other. During 2022, we continued with the architectural designs for the construction of the second terminal at Guadalajara airport. This is in addition to the refurbishment of the current terminal at Guadalajara airport. In addition, there is the upcoming hangar area where the existing hangars will be relocated to provide space for the new terminal. In Tijuana, we have started the architectural design for a mixed-use terminal building, which will include a hotel, offices and parking slots.

The following table sets forth our estimated committed investments for each airport for the five-year period from 2020 through 2024 under the revised Master Development Programs expressed in thousands of constant pesos as of December 31, 2017, which was initially approved by the SICT on December 12, 2019, and revised on November 30, 2020. We are required to comply with the investment obligations under these programs on a year-to-year basis.

Estimated Committed Investments by Mexican Airport (2020-2024)(1)

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(thousands of constant pesos as of December 31, 2017) (2)
Guadalajara	Ps.	1,095,712	Ps.	1,148,523	Ps.	1,843,155	Ps.	1,063,267	Ps.	1,180,132	Ps.	6,330,789
Puerto Vallarta		205,956		450,956		660,397		901,625		807,678		3,026,612
Tijuana		796,943		1,465,857		438,001		161,784		118,382		2,980,967
Los Cabos		395,869		496,216		272,952		236,278		177,928		1,579,243
Guanajuato		57,390		88,614		33,273		69,521		53,081		301,879
La Paz		115,819		92,343		40,968		24,129		20,773		294,032
Hermosillo		57,959		93,970		53,066		29,849		56,805		291,649
Aguascalientes		78,883		98,106		53,676		26,339		23,040		280,044
Mexicali		32,385		47,818		46,077		57,672		23,755		207,707
Morelia		32,716		51,576		35,098		50,682		19,510		189,582
Los Mochis		40,426		40,980		11,069		53,338		31,097		176,910
Manzanillo		26,442		48,629		30,177		21,757		15,669		142,674
Total	Ps.	2,936,500	Ps.	4,123,588	Ps.	3,517,909	Ps.	2,696,241	Ps.	2,527,850	Ps.	15,802,088

(1)
Figures as adjusted as a result of the Extraordinary Review Process and announced on November 30, 2020. The adjustments to our Master Development Program announced on November 30, 2020, postponed investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026. For additional information, see “Regulatory Framework—Mexican Airport Concessions—Master Development Programs.
(2)
Figures expressed in thousands of constant pesos as of December 31, 2017. These amounts are based on investment commitments approved by the SICT. Because the amounts are expressed in constant pesos as of December 31, 2017, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Programs then in effect.

The following table sets forth our estimated committed investments for 2020 through 2024 by type of investment:

Estimated Committed Investments by Type for our Mexican Airports (2020-2024)(1)

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
		(thousands of constant pesos as of December 31, 2017) (2)
Terminals	Ps.	615,871	Ps.	1,596,652	Ps.	1,108,056	Ps.	908,152	Ps.	1,030,532	Ps.	5,259,263
Runways and aprons		581,160		872,257		1,312,920		901,954		687,208		4,355,499
Machinery and equipment		1,049,789		1,141,268		196,985		368,029		392,688		3,148,759
Other		689,680		513,411		899,948		518,105		417,423		3,038,567
Total	Ps.	2,936,500	Ps.	4,123,588	Ps.	3,517,909	Ps.	2,696,240	Ps.	2,527,851	Ps.	15,802,088
(1)
Figures as adjusted as a result of the Extraordinary Review Process and announced on November 30, 2020. The adjustments to our Master Development Program announced on November 30, 2020, postponed investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026. For additional information, see “Regulatory Framework—Mexican Airport Concessions—Master Development Programs.
(2)
These amounts are based on investment commitments approved by the SICT. Because the amounts are expressed in constant pesos as of December 31, 2017, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Programs then in effect.

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

We allocated 88.1% of the total amounts committed under our Master Development Program for the 2020–2024 period to four of our airports: Guadalajara, Puerto Vallarta, Tijuana, and Los Cabos.

We expect that the remaining portion of our Master Development Program for the 2020-2024 period will be financed primarily through the debt market in Mexico, subject to our leverage levels and market conditions. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

Acquisition of DCA

On April 20, 2015, we acquired 100% of the shares of DCA for a total of U.S.$ 192.0 million. We financed 100% of the acquisition of DCA via bridge loans from external sources provided by Scotiabank Inverlat, S.A. (“Scotiabank”) and BBVA Bancomer, S.A. (“BBVA”). The loans were refinanced in March 2022, with maturities in 2026, respectively.

DCA Assets

DCA has a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize Montego Bay International Airport in Jamaica. Vantage Airport Group Limited (“Vantage”), a Canadian joint venture that operates Vancouver International Airport, owns the remaining 25.5% stake in MBJA. Montego Bay Airport is Jamaica’s main airport. It is located in the city of Montego Bay, in the center of the tourist corridor between Negril and Ocho Rios. This is where 88% of the island’s hotel capacity is located. See “Item 3, Key Information – Risk Factors – Risks Related to Jamaica.” Based on our and Vantage’s experience in the airport sector, we believe that this cooperation has strengthened MBJA, benefitting it in terms of both operations and profitability.

DCA also held a 14.77% stake in SCL, the operator of the international terminal in Santiago de Chile until September 30, 2015. Upon expiration of the concession to operate the Santiago de Chile airport, those assets were immediately returned to the Chilean government and the new operator. SCL will remain in existence until its dissolution in accordance with tax regulations in Chile. Due to some legal proceedings still pending, we expect SCL to be liquidated in 2024.

MBJA

On April 3, 2003, MBJA entered into a concession agreement with the AAJ pursuant to which the AAJ granted MBJA the right and obligation to refurbish, develop, operate, and maintain Montego Bay International Airport for 30 years from April 12, 2003 (the “MBJA Concession Agreement”). MBJA, as the approved airport operator, is thereby permitted to undertake the functions of the AAJ with respect to Montego Bay airport. In addition, it is required to provide the airport services set out therein at Montego Bay airport. The MBJA Concession Agreement is governed by Jamaican law and MBJA cannot assign its rights or obligations under the agreement except with the prior written consent of the AAJ. Under the terms of the MBJA Concession Agreement, MBJA also has certain other obligations to make capital investments. See “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession.”

MBJA made capital investments of U.S.$ 9.9 million, U.S.$ 10.7 million, and U.S.$ 11.7 million, in 2020, 2021, and 2022, respectively. In 2022, the capital expenditures were allocated to the expansion and renovation of the terminal building, the modernization of equipment, such as the replacement of the airports' IT system, Jet Bridges, HVAC and air handling units, X-ray machines, fire detection and intrusion detection systems, among others, as well as the installation of an additional 2MW solar photovoltaic power plant. In December 2019, the AAJ approved committed investments of U.S.$111.7 million for MBJA’s Capital Development Program for the 2020-2024 period. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020 so that these investments could begin in January 2022. In 2021, MBJA requested a further deferral to execute the Capital Development Program beginning the earlier of January 2023 or the conclusion of discussions with the AAJ. In the past, MBJA’s investment commitments were funded primarily by bank loans and by cash flows from operations, therefore, MBJA also arranged a U.S.$60.0 million credit facility in 2020 with the Bank of Nova Scotia and Bank of Nova Scotia Jamaica Limited, to partly finance these projects. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”

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

At their annual general meeting on March 13, 2022, MBJA’s shareholders approved a dividend payment of U.S. $30.0 million. Accordingly, on June 7, 2022, MBJA paid a dividend of approximately U.S.$ 22.4 million to DCA corresponding to its stake. No dividends were declared by MBJA’s shareholders in 2020 or 2021.

PACKAL

On October 10, 2018, PACKAL entered into a concession agreement with AAJ, with which the authority guaranteed PACKAL the right to refurbish, develop, operate, and maintain NMIA for a period of 25 years, with a possible extension of 5 years, beginning October 10, 2019. In accordance with the terms of the concession agreement, we paid U.S.$ 7.1 million (U.S.$ 2.1 million to the International Finance Corporation (“IFC”) and U.S.$ 5.0 million to the AAJ). PACKAL is obliged to pay the AAJ a concession fee of 62.01% of total aeronautical and commercial revenues. All long-lived assets located in the NMIA are owned by the AAJ. Upon expiration of the term of the concession agreement granted to us, the assets, including all the improvements made to the airport facilities during the term of the concession, will automatically revert in favor of the AAJ. In December 2019, the AAJ approved committed investments of U.S.$ 101.4 million for PACKAL’s Capital Development Program for the 2020-2024 period. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted PACKAL a deferral on its committed investments for 2020 so that these investments could begin in June 2021. The AAJ extended the deferral in 2021, but some projects, such as the solar project, and incinerator upgrade, were commenced. In 2022, the landside roads and three car park areas were totally rehabilitated, and the refurbishment of the incinerator was fully executed. Solar farm phase 1 started operations on October 12, 2022, reducing the consumption of energy supplied by the government and also reducing our carbon emissions.

The following table sets forth our estimated committed investments for 2020 through 2024 under the Capital Development Program:

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

Mexican operations

Our twelve Mexican airports serve two major metropolitan areas (Guadalajara and Tijuana), several tourist destinations (Los Cabos, Puerto Vallarta, La Paz, and Manzanillo), and a number of mid-sized cities (Guanajuato, Hermosillo, Mexicali, Morelia, Aguascalientes, and Los Mochis). Our Mexican airports are located in nine of the 32 Mexican states, covering a territory of approximately 566,000 square kilometers. This territory has a population of approximately 32.0 million according to 2020 national census data from INEGI. All of our Mexican airports are designated as international airports under Mexican law. This means that they are all equipped to receive international flights and maintain customs, refueling, and immigration services managed by the Mexican government.

Our Mexican airports handled 25.1 million, 39.5 million, and 50.8 million terminal passengers in 2020, 2021, and 2022, respectively. This put us among the largest private airport operators in the Americas. As of December 31, 2022, five of our airports ranked among the top ten busiest airports in Mexico based on commercial aviation passenger traffic. This is according to data published by the SICT. According to the SICT’s figures, our commercial aviation passenger traffic accounted for approximately 31.9%, 30.8% and 30.1% of all arriving and departing commercial aviation passengers in Mexico in 2020, 2021, and 2022, respectively. In 2022, our Mexican airports recorded total revenues of Ps.23.7 billion, of which Ps.19.0 billion corresponds to the sum of aeronautical and non-aeronautical revenues and Ps.4.7 billion corresponds to improvements to concession assets.

Our Mexican airports have several major international routes, including Guadalajara-Los Angeles, which, in 2022, ranked as the fifth largest international route in Mexico by the total number of passengers according to the Federal Civil Aviation Agency. In addition, our airports serve major resort destinations such as Puerto Vallarta and Los Cabos. These destinations are among the most popular destinations in Mexico visited by tourists from the United States. Our airports also have major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2022, according to the Federal Civil Aviation Agency. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and fifth, respectively, among the busiest domestic routes in Mexico in 2022, according to the Federal Civil Aviation Agency.

Principal Mexican Airports by Passenger Traffic (2022)

Total Aviation Passengers
(thousands)
Mexico City (1)	46,258.5
Cancun	30,343.0
Guadalajara*	15,606.6
Tijuana*	12,324.6
Monterrey	10,943.2
Los Cabos*	7,019.3
Puerto Vallarta*	6,208.7
Merida	3,079.6
Guanajuato*	2,603.2
Culiacan	2,426.0

Source: SICT and Company data.

* Indicates airports operated by us.

(1)
Commercial aviation passengers.

Guadalajara and Tijuana are among Mexico’s most prominent manufacturing, industrial and commercial centers. Both cities have significant maquiladora industries. In a maquiladora plant, raw materials are imported and finished products are exported. The manufacturer pays tariffs only on the value added in Mexico. Maquiladora plants were originally concentrated along the Mexico-U.S. border but have moved further south to access lower labor costs and a larger and more diverse labor pool, and to take full advantage of certain inputs available from Mexican suppliers. In 2022, our Guadalajara and Tijuana airports were Mexico’s third and fourth busiest airports, respectively, in terms of passenger traffic, according to the SICT. In 2020, 2021, and 2022, our Guadalajara and Tijuana airports together represented approximately 57.6%, 55.5%, and 55.0% of our Mexican airports’ terminal passenger traffic and 54.3%, 53.0%, and 51.9% of our Mexican airports’ total revenues (in 2020, 2021, and 2022 they represented 51.7%, 48.5%, and 47.6% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Mexico is one of the most popular tourist destinations in the world. Mexico has historically been in the top fifteen countries worldwide in terms of foreign visitors, according to the Mexican Ministry of Tourism. As a result of the Covid-19 pandemic, the tourism industry worldwide was severely affected during 2020 with the Mexican Ministry of Tourism reporting approximately 24.3 million international tourists. In 2021, Mexico ranked second with approximately 31.9 million international tourists, according to the Mexican Ministry of Tourism. In 2022, Mexico ranked second place with approximately 38.3 million international tourists, according to the Mexican Ministry of Tourism. The tourism industry is one of the largest generators of the Mexican economy. Within Mexico, the region bordering the Pacific Ocean (where several of our airports are located) is a principal tourist destination due to its beaches and cultural sites, which are served by numerous hotels and resorts. Four of our airports, Los Cabos, Puerto Vallarta, La Paz, and Manzanillo, serve popular Mexican tourist destinations. Of these tourist destinations, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos constituting Mexico’s third most popular international tourist destination and Puerto Vallarta the fourth, in terms of visitors in 2022, according to the Mexican National Institute of Migration (Instituto Nacional de Migración). Los Cabos and Puerto Vallarta airports handled 7.0 million and 6.2 million terminal passengers, respectively, in 2022 (5.5 million and 4.1 million terminal passengers, respectively, in 2021). In 2020, 2021 and 2022, our Los Cabos and Puerto Vallarta airports together represented 20.1%, 24.5%, and 26.1% of our Mexican airports’ terminal passengers and 28.3%, 32.4%, and 33.9% of our Mexican airports’ total revenues (30.3%, 34.3% and 36.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals, where specialized, full-service operations are offered to general aviation aircraft, including refueling, cleaning, and catering.

The remaining six Mexican airports in our group serve mid-sized cities— Leon, Hermosillo, Mexicali, Morelia, Aguascalientes, and Los Mochis—with diverse economic activities. These cities are industrial centers (Leon, Hermosillo, Mexicali, and Aguascalientes) and/or serve as hubs for significant agricultural regions (Leon, Morelia, and Los Mochis). In 2020, 2021, and 2022, these six airports serving mid-sized cities accounted for approximately 17.5%, 17.4%, and 16.5% of our Mexican airports’ terminal passenger traffic and 17.4%, 12.6%, and 12.2% of our Mexican airports’ total revenues (18.0%, 15.1%, and 14.0% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Of these six airports, Guanajuato has the greatest passenger traffic volume. In 2020, 2021, and 2022, Guanajuato accounted for approximately 5.5%, 5.4%, and 5.1% of our Mexican airports’ terminal passenger traffic and 4.8%, 4.3%, and 4.1% of our Mexican airports’ total revenues (5.5%, 5.3%, and 5.0% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican operations

Montego Bay airport is a full-service international passenger airport, with additional FBO and cargo operations driven by agricultural exports from the island, serving as the primary gateway for international air travel to Jamaica, a major international tourist destination and growing tourism market. In 2022, it was the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. Located in the town of Montego Bay, which is in the geographical center of the tourist corridor between the coastal resort areas of Negril and Ocho Rios. According to the Jamaican Tourist Board, 88.0% of the island’s hotel capacity is located there. The Montego Bay airport facilitates the transit of more than 70.0% of the tourists arriving on the island. In 2022, 4.4 million terminal passengers traveled through Montego Bay airport, a 68.7% increase over the previous year, of which 99.0% were international passengers. Of the total passengers in 2022, 77.6% came from the United States, 10.8% came from Canada, 10.4% came from Europe and 1.2% from other countries.

In 2020, 2021, and 2022, Montego Bay airport served 1.6 million, 2.6 million, and 4.4 million terminal passengers, respectively. During 2020, MBJA’s total revenues amounted to Ps.1.1 billion, of which Ps.695.8 million was from aeronautical revenues, Ps.327.2 million was from non-aeronautical revenues, and Ps.138.8 million related to improvements to concession assets. During 2021, MBJA’s total revenues amounted to Ps.1.6 billion, of which Ps.1.0 billion was from aeronautical revenues, Ps.454.5 million was from non-aeronautical revenues, and Ps.93.2 million related to improvements to concession assets. During 2022, MBJA’s total revenues reached Ps.2.5 billion, of which Ps.1.7 billion were from aeronautical revenues, Ps.693.6 million was from non-aeronautical revenues and Ps.109.7 million corresponded to improvements to concession assets.

On October 10, 2018, after a bidding process, we signed a concession agreement with the government of Jamaica for the operation, modernization, and expansion of NMIA. This was for a period of 25 years. We began operating and managing NMIA in the last quarter of 2019. During 2020, NMIA’s total revenues amounted to Ps.534.5 million, of which Ps.354.4 million was from aeronautical revenues, Ps.128.7 million was from non-aeronautical revenues and Ps.51.4 million corresponded to improvements to concession assets. During 2021, NMIA’s total revenues reached Ps.649.7 million, of which Ps.500.0 million was from aeronautical revenues and Ps.149.7 million was from non-aeronautical revenues. During 2022, NMIA’s total revenues amounted to Ps.1.1 billion, of which Ps.926.5 million was from aeronautical revenues, Ps.213.9 million was from non-aeronautical revenues and Ps.19.9 million was related to improvements to concession assets.

Our sources of revenues

All revenue amounts in this “Business Overview” section include revenues from improvements to concession assets; however, in some cases we include discussion surrounding only aeronautical and non-aeronautical revenues or the sum of both. See the introduction to “Item 3, Key Information – Selected Financial and Other Data,” for a discussion of the reasons for using aeronautical and non-aeronautical revenues for certain comparisons. We specifically state when either aeronautical or non-aeronautical revenues are being used. Because aeronautical and non-aeronautical revenues are derived from our business operations, we believe these figures may in some cases be more useful for readers because those revenues stem from the key drivers of our business: passenger traffic and maximum rates.

Aeronautical Services

Aeronautical services are the most significant source of our revenues. In 2020, 2021, and 2022, aeronautical services revenues represented approximately 60.9%, 63.0%, and 63.3%, respectively, of our total revenues (in 2020, 2021, and 2022, aeronautical services represented 74.7%, 76.6%, and 76.9%, respectively, of the sum of aeronautical and non-aeronautical revenues). Our aeronautical services revenues are principally dependent on the following factors: passenger traffic volume, the number of air traffic movements, the weight of the aircraft, the duration of an aircraft’s stay at the airport, and the time of day the aircraft operates at the airport.

In Mexico, all our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation.”

In Jamaica, our revenues from passenger charges, aircraft landing, parking charges, airport security charges, and passenger walkway charges are regulated by the JCAA. In addition, revenues from car parking charges are set by the MTM, and revenues from leasing space to airlines, complementary services, cargo handling, and ground transportation are unregulated. See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

Passenger charges

Passenger charges in Mexico

In Mexico, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants, and transit and transfer passengers, if the transfer of the passenger occurs within 24 hours of the passenger’s arrival at the airport). We do not collect passenger charges from arriving passengers. Passenger charges are included in the cost of a passenger’s ticket. We issue invoices for those charges to each airline on a weekly basis. We record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

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

Under passenger charges collection agreements negotiated with our airline customers, airlines requesting payment period extensions are required to: (i) reimburse passenger charges collected on behalf of our airports during a period no longer than 60 days after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period is obligated to maintain the guarantee at an agreed-upon level, and if it does not do so, it must reimburse the passenger charges on the day the applicable flight departs from our airports without any grace period. If the airline pays our airports on time, the airport is obligated to give the airline an allowance of 3% of the value of each invoice billed no later than seven days after the payment date. The airline can then apply this allowance to cover airport services, leases for ticket counters and back-office, and passenger charges. During 2020, 2021, and 2022, under the passenger charges collection agreements, we received payments within an average period of 67, 62 and 63 days, respectively.

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

At our Mexican airports in 2020, 2021, and 2022, passenger charges represented approximately 86.6% (domestic passenger charges represented 47.4% and international passenger charges represented 39.2%), 86.9% (domestic passenger charges represented 45.7% and international passenger charges represented 41.1%) and 87.4% (domestic passenger charges represented 45.9% and international passenger charges represented 41.6%), respectively, of our aeronautical services revenues and approximately 52.6% (domestic passenger charges represented 28.8% and international passenger charges represented 29.6%), 54.8% (domestic passenger charges represented 28.9% and international passenger charges represented 26.0%) and 56.2% (domestic passenger charges represented 29.5% and international passenger charges represented 26.7%), respectively, of our total revenues.

In 2020, 2021 and 2022, passenger charges represented approximately 65.5% (domestic passenger charges represented 35.9% and international passenger charges represented 29.6%), 68.3% (domestic passenger charges represented 36.0% and international passenger charges represented 32.4%) and 70.8% (domestic passenger charges represented 37.1% and international passenger charges represented 33.7%), respectively, of the sum of aeronautical and non-aeronautical revenues.

Passenger Charges in Jamaica

In Jamaica, MBJA and NMIA collect a passenger charge for each departing passenger on an aircraft (other than infants and transit and transfer passengers). We do not collect passenger charges from arriving passengers. Passenger charges are included in the cost of a passenger’s ticket. We issue invoices for those charges to each airline on a weekly basis. We record an account receivable for the invoice corresponding to a flight during the actual month of the flight. Passenger charges are invoiced in U.S. dollars for all airlines.

In 2020, 2021, and 2022, passenger charges represented 62.5%, 63.9%, and 65.7%, respectively, of MBJA’s aeronautical revenues and 42.5%, 44.0% and 44.5%, respectively, of MBJA’s total revenues.

In 2020, 2021, and 2022, passenger charges represented 49.2%, 54.2%, and 55.7%, respectively, of NMIA’s aeronautical revenues and 30.1%, 35.8% and 40.2%, respectively, of NMIA’s total revenues.

Aircraft landing charges

Aircraft landing charges in Mexico

In Mexico, we collect landing charges from carriers for their use of our runways, illumination systems on the runways, and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), time of the landing, origin of the flight, and nationality of the airline or client.

In 2020, 2021 and 2022, aircraft landing charges represented approximately 6.7%, 7.4% and 7.1%, respectively, of our Mexican airports’ aeronautical revenues and 4.1%, 4.7% and 4.5%, respectively, of our Mexican airports’ total revenues (in 2020, 2021 and 2022, aircraft landing charges represented 5.2%, 5.8% and 5.7%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

In Jamaica, MBJA and NMIA collect landing charges from aircraft operators for landing at the airport. These landing charges are included in the list of charges regulated by the JCAA. Landing charges are paid by each aircraft operator based on each landing aircraft’s maximum takeoff weight and the origin, destination and purpose of the flight.

In 2020, 2021 and 2022, aircraft landing charges represented 11.0%, 10.4% and 8.4%, respectively, of MBJA’s aeronautical revenues and 7.5%, 6.7% and 5.7%, respectively, of MBJA’s total revenues.

In 2020, 2021 and 2022, aircraft landing charges represented 16.1%, 11.6% and 9.6%, respectively, of NMIA’s aeronautical revenues and 9.9%, 7.6% and 6.8%, respectively, of NMIA’s total revenues.

Aircraft parking charges

Aircraft parking charges in Mexico

In Mexico, we collect various charges from carriers for the use of our facilities by their aircraft and passengers after landing. We bill aircraft parking charges for aircraft that are loading and unloading passengers or cargo as well as for long-term aircraft parking that does not involve the loading or unloading of passengers or cargo. Aircraft parking charges that involve loading and unloading passengers or cargo vary based on the time of day or night that the relevant service is provided (with higher fees generally charged during peak usage periods and at night), the aircraft’s maximum takeoff weight, the origin and destination of the flight and the nationality of the airline or client, while charges for long-term parking vary based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and the nationality of the airline or client. We collect aircraft parking charges the entire time an aircraft is on our aprons.

During 2020, 2021 and 2022, these charges represented 1.7%, 2.0% and 1.7%, respectively, of our Mexican airports’ aeronautical revenues and 1.1%, 1.6% and 1.1%, respectively, of our Mexican airports’ total revenues (in 2020, 2021 and 2022, aircraft parking charges represented 1.5%, 1.3% and 1.4%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft parking charges in Jamaica

In Jamaica, MBJA and NMIA collect parking charges from aircraft operators in respect of any aircraft remaining on the ground at the airport for a period of five hours or more. Parking charges are calculated based on 24-hour intervals so that any ground stops amounting to five hours or more for the first 24-hour interval may be rounded up to one day. Parking charges are based on aircraft maximum takeoff weight and whether the aircraft is used for commercial, visiting, or domestic activity.

In 2020, 2021 and 2022, aircraft parking charges represented 0.1%, 0.1% and 0.05%, respectively, of MBJA’s aeronautical revenues and 0.1%, 0.0% and 0.03%, respectively, of MBJA’s total revenues.

In 2020, 2021 and 2022, aircraft parking charges represented 0.5%, 0.3% and 0.2%, respectively, of NMIA’s aeronautical revenues and 0.3%, 0.2% and 0.1%, respectively, of NMIA’s total revenues.

Airport security charges

Airport security charges in Mexico

In Mexico, we also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (other than diplomats, infants, and transit passengers), for use of our x-ray equipment, metal detectors, and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers, and the destination of the flight. We provide airport security services at our airports directly.

The AFAC and the Ministry of Public Security (Secretaría de Seguridad Pública) periodically issue guidelines for airport security in Mexico. Regulations issued by the AFAC in 2011 established rules and procedures for the inspection of carry-on baggage. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Non-Aeronautical Services – Recovery of Costs from Checked Baggage Screening at our Mexican Airports” in this section. To fulfill these requirements, we improved our security by providing new training and operating procedures, adding updated equipment and security personnel, most of them from third-party providers, in addition to increasing our coordination with other airports and airlines. However, as security is a primary concern in our industry, the possibility of new threats may require frequent updates to the security measures at our airports.

In 2020, 2021, and 2022, these charges represented approximately 0.8%, 1.0%, and 1.0%, respectively, of our Mexican airports’ aeronautical services revenues. In addition, they represent approximately 0.5%, 0.8%, and 0.6%, respectively, of our Mexican airports’ total revenues. In 2020, 2021, and 2022, security charges represented 0.6%, 0.6%, and 0.8%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

Airport security charges in Jamaica

In Jamaica, MBJA and NMIA collect a security charge from each airline based on the number of its departing terminal passengers (other than infants and transit and transfer passengers) for use of x-ray equipment, metal detectors, security personnel services and other related security equipment. These security charges are included in the list of charges regulated by the JCAA. Security charges are billed at a flat rate for all categories of passengers.

In 2020, 2021 and 2022, airport security charges represented 6.9%, 7.0% and 7.0%, respectively, of MBJA’s aeronautical revenues and 4.7%, 4.8% and 4.7%, respectively, of MBJA’s total revenues.

In 2020, 2021 and 2022, airport security charges represented 27.6%, 30.0% and 31.3%, respectively, of NMIA’s aeronautical revenues and 16.9%, 20.0% and 22.6%, respectively, of NMIA’s total revenues.

Passenger walkway and airport bus charges

Passenger walkway and airport bus charges in Mexico

In Mexico, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway. In addition, there are assessed charges for the transportation of passengers between terminals and aircraft via airport buses and other vehicles. Charges for the use of passenger walkways are based on each unit or service rendered, which are limited to a period of 30 minutes each, but charges for the transportation of customers between terminals and aircraft via airport buses and other vehicles are determined based on the number of trips taken between the terminal and the aircraft.

Passenger walkways are only available at our Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato, and Hermosillo airports. The operation of our passenger walkways and our airport buses is conducted by an independent third party. This party also maintains relationships with airlines for their use of this equipment. Therefore, we receive only recovery of cost revenues associated with the energy usage of the walkways and a per-unit fee for the use of the walkways and airport buses.

During 2020, passenger walkway and airport bus revenues amounted to Ps.3.3 million, or 0.3% of our Mexican airports’ total revenues (0.3% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2021, passenger walkway and airport bus revenues equaled Ps.7.5 million, or 0.05% of our Mexican airports’ total revenues (0.07% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). During 2022, passenger walkway and airport bus revenues equaled Ps.8.1 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger walkway charges in Jamaica

At MBJA, airlines are also assessed charges for the connection of their aircraft to terminals through a passenger walkway or loading bridge. These charges are included in the list of charges regulated by the JCAA. Each airline is billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter.

In 2020, 2021 and 2022, passenger walkway charges represented 2.8%, 2.7% and 2.2%, respectively, of MBJA’s aeronautical revenues and 1.9%, 1.9% and 1.5%, respectively, of MBJA’s total revenues.

NMIA does not assess passenger walkway charges.

Leasing of space to airlines

Leasing of space to airlines in Mexico

In addition, we receive regulated revenues from leasing space in our Mexican airports to airlines as needed for their operations. This includes the leasing of ticket counters, monitors and back offices.

In 2020, 2021 and 2022, leasing of space to airlines represented approximately 1.5%, 1.4% and 0.8%, respectively, of our Mexican airports’ aeronautical revenues, and approximately 0.7%, 0.9% and 0.5%, respectively, of our Mexican airports’ total revenues (in 2020, 2021 and 2022, revenues from leasing of space to airlines represented 1.1%, 1.1% and 0.7%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

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

Under the Mexican Airport Law, we are required to make available complementary services at each of our airports if there are no third parties supplying such services. For example, Menzies Aviation, S.A. de C.V., Aveespress, S.A. de C.V. and Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group), currently manage the majority of the baggage handling services at our Mexican airports. If the third parties currently providing these services cease to do so, we would be required to provide these services or find other third parties to provide such services.

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

We currently maintain contracts with 39 companies that provide the majority of these complementary services at our twelve Mexican airports. In 2020, 2021, and 2022, revenues from complementary service fees represented approximately 1.7%, 1.3% and 1.3%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 1.1%, 0.8% and 0.9%, respectively of our Mexican airports’ total revenues (in 2020, 2021 and 2022, revenues from complementary service fees represented 1.3%, 1.0% and 1.1%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Complementary services in Jamaica

In Jamaica, MBJA and NMIA earn revenues from charging access and other fees to third-party providers of refueling, inflight catering, ground handling and FBO services. Refueling services are provided by a consortium of two companies: Gulf Stream Petroleum SRL (formerly Total) and GB Energy. This consortium leases land from MBJA and NMIA on which they construct an aviation fuel storage facility. Each operator pays MBJA and NMIA a fuel concession fee based on the number of gallons of fuel sold through the airport’s fueling system. Inflight catering is provided by Goddard Catering through an exclusive contract inherited from the AAJ. The three ground handling services companies operating at our Jamaican airports, AJAS, GCG Ground Services (Jamaica) Limited (formerly Jamaica Dispatch) and Eulen America, pay a fee per aircraft and cargo handled as well as a vehicle permit for vehicles accessing the ramp. IAM Jet Centre is the licensed operator for the provision of FBO services at MBJA and NMIA. MBJA and NMIA are not required by law to provide complementary services, even if a third party is not providing such services at the airports.

In 2020, 2021 and 2022, revenues from complementary service fees represented 16.7%, 15.9%, and 16.7%, respectively, of MBJA’s aeronautical revenues. In addition, they represented 11.4%, 10.9%, and 11.3%, respectively, of MBJA’s total revenues.

In 2020, 2021 and 2022, revenues from complementary service fees represented 18.7%, 10.5%, and 9.7%, respectively, of NMIA’s aeronautical revenues. In addition, they represented 11.5%, 7.0%, and 7.0%, respectively, of NMIA’s total revenues.

Cargo handling

Cargo handling in Mexico

Cargo-related revenues include revenues from the leasing of space at our airports to handling agents and shippers, landing fees for each arriving aircraft carrying cargo and a portion of the revenues derived from other complementary services for each workload unit of cargo. Cargo-related revenues are largely regulated and therefore subject to maximum rates applicable to regulated revenue sources. Increases in our cargo volume are beneficial to us for purposes of maximum rate calculations, as cargo increases the number of our workload units.

Revenues from cargo handling at our airports historically have represented a negligible portion of our total revenues. However, we believe that Mexico has significant potential for growth in the volume of cargo transported by air. A substantial portion of cargo originating in the United States and destined for Latin America is currently handled at Miami and Los Angeles international airports. We believe that a portion of this cargo could instead be routed more efficiently through our Guadalajara airport or our Tijuana airport.

In 2020, 2021 and 2022, our Mexican airports handled approximately 213.8 thousand, 257.3 thousand and 240.9 thousand metric tons of cargo, respectively. Guadalajara International Airport represents the bulk of our cargo volume. It accounts for approximately 77.7%, 76.7% and 73.4% of the cargo handled by our Mexican airports in 2020, 2021 and 2022, respectively.

Cargo handling in Jamaica

The majority of cargo at our Jamaican airports is belly cargo, or cargo carried on passenger aircraft; there are only two dedicated cargo carriers at the airports, both of which use small aircraft. There are no significant revenues from cargo handling at either our Montego Bay airport or our Kingston airport.

In 2020, 2021 and 2022, the Montego Bay airport handled approximately 3.9 thousand, 4.4 thousand, and 5.4 thousand metric tons of cargo, respectively.

In 2020, 2021 and 2022, NMIA handled approximately 11.2 thousand, 12.9 thousand, and 13.7 thousand metric tons of cargo, respectively.

Ground transportation

Permanent ground transportation in Mexico

In Mexico, we receive revenues from ground transportation vehicles and taxi companies who pay an access fee to operate on our airports’ premises. Our revenues from providers of ground transportation services deemed “permanent” under applicable Mexican law, such as access fees charged to taxis and buses, are subject to price regulation. Taxi rates for passengers are also subject to regulation.

Non-aeronautical services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services. The contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services was 25.3% in 2020, 22.3% in 2021, and 23.1% in 2022. Our revenues from non-aeronautical services are primarily derived from commercial activities.

Our strategy to increase our commercial revenue is driven by an in-depth analysis and understanding of our market. This strategy includes leveraging brand and consumer behavior studies, and careful selection of the most suitable business operators in every segment based on innovative concepts and brand recognition. It also includes layout redesigns and modernizations of terminal spaces, and research into potential new projects, all of which led to increased sales per passenger.

During 2020 and 2021, we worked closely with our business partners to develop new sales strategies for our terminals in order to maintain our commercial revenues in light of changes to our passengers’ consumer behavior due to the COVID-19 pandemic. For instance, we developed a web application to provide our passengers with food and beverage delivery service and no-contact parking payment options. Furthermore, we established a minimal annual guaranteed discount program for our tenants. This allowed us to balance our commercial offer in order to maintain low tenant turnover during the pandemic. The discount program has ended during 2022.

Simultaneously, we continue to expand the number of businesses operated directly by us. This includes the conversion from static to digital signage for advertising and resuming the direct operation of our Aeromarket convenience stores at certain of our airports. For the medium-term, we have developed projects for hotels at Guadalajara (currently under construction) and Tijuana airports. The hotels will be owned by us but operated by an international brand. We have also completed the remodeling and image unification process, including a loyalty program, for our VIP Lounges.

None of our revenues from non-aeronautical services are regulated under the Mexican price regulation system. In Jamaica, all of our Jamaican airport revenues from non-aeronautical services are unregulated except for revenues from car parking facilities.

Revenues from Commercial Activities

Leading privatized airports generally generate a significant portion of their revenues from commercial activities. An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of retail tenants, and the basis of fees charged to businesses operating at the airport. Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers, who tend to spend the most amounts at our airports, particularly on duty-free items. As a result of the COVID-19 pandemic, we believe certain of our passengers’ consumer habits have changed permanently in some respects. Consequently, the passenger experience has become more relevant to generating more commercial revenue at our airports.

We currently have the following types of commercial activities at each of our airports:

•
Leasing of space. Revenues are derived from the leasing of space in our terminals to airlines and complementary service providers for certain non-essential activities, such as first-class/VIP lounges. They are not subject to price regulation under our maximum rates and are classified by us as non-aeronautical commercial activities. Examples of these first-class/VIP lounges operated by third parties include the Salon Beyond Banamex and Aeromexico’s Club Premier at Guadalajara airport.
•
Retail stores. Revenues are derived from the leasing of space in our terminals to retail stores such as souvenirs and gift shops, fashion and footwear stores, pharmacies, jewelry, electronics, cosmetics, among others. These includes brands such as Sunglass Hut, Clinique, MAC, Marisa, El Market Mexico, Mobo, The Body Shop, Pineda Covalin, New Era, Xocodiva, and Check Pharmacy, among others. Recent renovations have been completed in the commercial areas of our principal airports to enhance the product mix of retail stores. For example, a bidding process was conducted for 23 spaces at Guadalajara airport. These commercial spaces have already been granted, and the upcoming brands will begin operations in 2023.

•
Food and beverage services. Revenues generated from the leasing of space in our terminals to food and beverage services such as casual dining, coffee shops, fast food, and grab&go. Brands such as Starbucks, Chili’s, Fly by Wings, STK, Subway, Sbarro, Carl’s Jr, Bubba Gump, Johnny Rockets, Famous Famiglia, Star Island Cafe, Panda Express and Domino’s Pizza, among others. During 2022, food and beverage services revenues became an increasingly significant business line due to the 48.9% increase in revenues as compared to 2021. In the last quarter of 2022, a bidding process for 20 spaces at Guadalajara airport was launched. The results will be announced in 2023.
•
Car rentals. Revenues generated from the leasing of space in our terminals to car rental services such as lots, parking spots, and car rental reservation booths. In 2021, we solicited bids for car rental businesses at Los Mochis, Tijuana, and Los Cabos airports. In 2022, Tijuana Airport expanded its check-in area, enhancing commercial conditions and increasing revenue streams. As part of our expansion project, we have allocated parking spaces to car rental companies. This expansion will allow us to increase the exclusive services provided to the users of our car rental tenants. In 2023, we will conduct several bid calls for rental car companies at Aguascalientes, Guanajuato, Guadalajara, Hermosillo, and Los Cabos airports. Consequently, we aim to grow the business stream and portfolio of brands.
•
Timeshare marketing and sales. We get revenues from timeshare developers to whom we rent space in our Mexican airports for the purpose of marketing and selling of timeshare units.

•
Duty-free stores. We have duty-free stores at Los Cabos, Puerto Vallarta, Guanajuato, Guadalajara, Tijuana, Montego Bay, and Kingston airports. We have a high volume of international passengers at these airports. In our airport duty-free shops, rent is primarily structured as a royalty based on tenants' revenues, subject to minimum fixed amounts related to square footage. Our strategy for duty-free stores is to provide passengers with easy access to the airport's commercial area and to ensure that they receive a high level of service at the duty-free stores so that they are able to find and purchase desired products quickly and easily. In January 2023, a duty-free walk-through store of about 1,560 square meters in Montego Bay was opened. Additionally, it is anticipated that the surface area of this business unit at Guadalajara Airport will increase by 396 square meters in 2023.
•
Communications. At our Mexican airports, we have consolidated all telephone and internet services under one provider. As part of our agreement with the provider, we charge them a set monthly rental. At Jamaica's airports, two communication companies, Digicel and Flow, provide cellular and fixed-line telephone services. Fixed-line telephone services have reached maturity and are now expected to decline due to the increasing prevalence of mobile phones. However, there has been an increase in the demand for space outside our terminals to install cellular antennas. This is in order to improve the level of service offered to our passengers. All our airports offer wireless internet service. Since 2019, we are now providing free Wi-Fi to our passengers, and since 2020, we have sold advertising through our wireless internet.
•
Financial services. In recent years, we have expanded and modernized the spaces we lease to financial services providers, such as currency exchange bureaus and tax returns. Additionally, we improved our contracts with Globo Cambio, our principal financial services provider. According to the revised agreement, the variable rental rate will increase from 4.5% to 4.8% in Mexican airports, and from 1.5% to 1.8% at Kingston airport based on sales. This agreement will be in effect for the next six years. With the addition of the mixed-use building to Guadalajara Airport, an expanded financial service area will now include two more financial institutions in addition to HSBC, which already operates. The bidding process for these newly constructed spaces will be conducted in 2023.
•
Ground transportation. According to Mexican law, revenues derived from providers of non-permanent ground transportation services, such as access fees for charter buses, are not subject to price regulation under our maximum rates and are considered non-aeronautical commercial activities by us. In Jamaica, MBJA receives revenues from ground transportation vehicles and taxi companies that pay an access fee to operate on the Montego Bay airport’s premises. Ground transportation operators pay monthly fees for each vehicle operated on the airport’s premises and for any commercial space used at the airport. Ground transportation access fees charged to taxis and buses are not regulated and are set by MBJA. During 2022, several restricted area access contracts were negotiated with companies such as Estafeta, TUM Logistics, and Able Cargo Transportation, among others. With the recovery of the aviation industry, demand for ground transportation services is also on the rise; for example, several campaigns have been organized by our operators to hire more drivers and expand the fleet available to our passengers at Guadalajara Airport. We are currently working on analyzing data from our airports to identify the need for ground transportation. We believe that this will enable us to meet demand and offer our passengers the highest possible service.

We currently operate the following commercial lines directly:

•
Parking facilities. We manage the car parking facilities at all of our airports. Our main car parking facilities are at Guadalajara and Tijuana airports. Revenues from parking facilities are directly correlated with passenger traffic. Currently, in Mexico, parking facilities are not regulated under our maximum rates, although they could become regulated upon a finding by the Mexican Antitrust Commission (Comisión Federal de Competencia) that there are no competing alternatives for such parking at certain airports. In Jamaica, car parking facility fees are set by the MTM. However, MBJA has lobbied and continues to press the Jamaican Government to allow car parking fees to be freely set at commercial rates. In recent years, we have invested in the expansion of our parking facilities at several of our airports. These include Guadalajara, Tijuana, Guanajuato and Mexicali airports.
•
Advertising. We operate advertising at all our Mexican airports. Investing in advertising media at our Mexican airports is attractive because of the volume of domestic and international traffic. We continued our digital transformation strategy during 2022, transitioning from traditional static advertising spaces to an innovative and iconic digital advertising platform. During 2022, revenues from advertising increased by 57.9% as compared to 2021.
•
VIP lounges. By the end of 2022, we had 12 VIP lounges operating in nine Mexican airports: one in Guadalajara, two in Los Cabos, three in Puerto Vallarta, and one in Aguascalientes, Guanajuato, Hermosillo, La Paz, Tijuana, and Mexicali. More than 1 million users visited our VIP lounges in Mexico in 2022, an increase of 67.7% over 2021. VIP lounges were rebranded and their image was enhanced in 2022. Also, we implemented operational improvements such as a revised supply management system and increased storage space in some terminals. In addition, we have introduced VIP PASSPORT, a new way to access the VIP lounges. At Montego Bay airport, a third party operates the VIP Lounge, one in the arrivals area and another one in the departures area. During 2021, the lease terms were renegotiated. The fees increased from 20% to 23% in the VIP Lounge in the departures area, and from 10% to 12% in the VIP Lounge in the arrivals area. At Kingston airport, a third party operates the VIP Lounge.

•
Convenience stores. As of December 31, 2022, we operate 25 convenience stores and 58 vending machines across our Mexican airports. During 2023, we anticipate the opening of 4 brand-new convenience stores at Los Cabos and Guadalajara airports. Besides, we estimate the opening of a Tequila concept store during the first semester of 2023.
•
FBO. In 2022, we remodeled the FBO building at Los Cabos airport, to enhance passenger and crew experiences, increasing the apron area by 33,400 square meters. We continue to meet service and operational requirements under our own brand "Primesky" for ground handling.

Domestic passengers in Mexico

Domestic passengers represented approximately 66.9%, 65.3% and 63.8% of our Mexico terminal passenger traffic in 2020, 2021 and 2022, respectively (CBX users at our Tijuana airport were considered international passengers). In addition, we estimate that the minority of our international passengers in Mexico are Mexicans traveling to or from the United States. Based on surveys and studies conducted at our airports to better understand the consumption habits of our passengers, we believe that the spending habits of these Mexican international passengers are more similar to the spending habits of our domestic passengers, who generally purchase fewer products than other international passengers do. In order to increase consumer spending, we have been increasing the brand recognition of commercial spaces and the products they offer. This is based on the surveys and studies we have conducted, which we believe are likely to contribute to the growth of consumption among our domestic passengers and our Mexican international passengers. During 2020, despite the COVID-19 pandemic, consumer spending per passenger in our Mexican airports increased by 11.8% as compared to 2019. During 2021, consumer spending per passenger in our Mexican airports increased by 9.1% as compared to 2020. During 2022, partly as a result of the implementation of these strategies, consumer spending per passenger in our Mexican airports increased by 7.5% as compared to 2021.

Recovery of Costs from Checked Baggage Screening at our Mexican Airports

Today eleven of our twelve Mexican airports employ baggage screening equipment and an explosives trace detector system is used in our Los Mochis airport. As of December 31, 2022, we have signed agreements to operate the baggage screening equipment with every airline customer, and 99.8% of the passengers traveling through our Mexican airports were using the baggage screening system.

We incur ongoing expenses to maintain and operate this equipment, which we currently recover from our airline customers. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

Recent Expansion and Development of Commercial Areas

The majority of leading privatized airports generate between 20% and 30% of their total revenues from commercial activities. In 2020, 2021, and 2022, revenues from non-aeronautical services at our airports accounted for 25.3%, 23.4%, and 23.1% of our total revenues, respectively. As this is a primary component of our business strategy, we have focused on increasing our revenues from commercial activities at our airports by:

•
Redesigning and expanding the space available in our airport terminals allocated to commercial activities:

As part of our effort to boost revenues from commercial activities, we have expanded and redesigned certain terminals in our Mexican airports to accommodate more commercial businesses. In addition, we have redirected the flow of passengers through our airports, increasing their exposure to our airport's commercial areas. For instance, at Guadalajara Airport, the redesigned layouts include food and beverage units, located on the terrace. This space is a newly constructed space, where passengers will be able to be outdoors while they wait to board their flight. A similar layout has been in place at Los Cabos Airport since 2020, and it was 90% completed by the end of 2022. The expanded commercial offering includes brand-new concepts in food and beverages.

•
Renegotiating agreements with terminal tenants to be more consistent with market practices:

Additionally, we have improved our lease agreements with existing tenants by using royalty-based lease contracts, where lease amounts are determined by the tenants' revenues, subject to minimum fixed amounts. Based on the nature of our tenants' operations, we estimate that approximately 90.4% of current commercial revenues could be arranged as royalty-based contracts. Approximately 98.3% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

•
New project development:

In 2016, we hired a leading hospitality industry consultant to create a mixed-use development at our airport in Guadalajara. Based on the results of the market study, we plan to develop a 180-room select-service hotel operated by a third party. To increase our commercial revenues, we expect to be able to dedicate an additional 549 square meters to retail and other complementary services, as well as 1,604.7 square meters for food and beverage, retail, among others. Construction began in 2021, and operations are expected to begin in the fourth quarter of 2023.

Recognition of Revenues from Improvements to Concession Assets

We recognize revenues and the associated costs of improvements to concession assets that we are obligated to perform. These improvements are established by the Master Development Programs at our Mexican airports and the Capital Development Program at our Jamaican airports. Revenues represent the value of the exchange between us and the respective governments with respect to the improvements. This is given that we construct or provide improvements to the airports as obligated under the Master Development Programs and the Capital Development Program. In exchange, the governments grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations under the Master Development Programs and the Capital Development Program should be considered to be a revenue-earning activity as all expenditures necessary to fulfill the Master Development Programs and the Capital Development Program are included in the maximum tariffs and regulated charges that we charge our customers. Consequently, revenue and expense are recorded in profit or loss when expenditures are made. The cost of such additions and improvements to concession assets is based on the actual costs incurred by us in the execution of the additions or improvements. This is based on the investment requirements in the Master Development Programs and the Capital Development Program. Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to passenger traffic, which is the main driver of our revenues. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

Marketing Activities

We focus our marketing activities, with respect to aeronautical services, on participation in business conferences organized by public organizations, such as the International Air Transport Association, and private organizations, such as the annual “Routes Americas” and “World Routes” conferences organized by United Business Media. These conferences provide a forum for the exchange of information relating to airlines’ decisions about changes in routes and flights. Additionally, we work through several one-to-one meetings with domestic and international airlines to further discuss specific route opportunities as well as route performance. During 2022, a total of 37 new routes were opened to and from our airports (as compared to 37 new routes during 2021 and 23 during 2020), many of which originated from air service development work during the past decade. The work performed by our commercial department is complemented by several different airline marketing consultants. These consultants provide us with market intelligence and databases in order to better execute our network expansion strategy.

Our Mexican Airports

In 2022, our Mexican airports handled a total of 50.8 million terminal passengers. Our two principal airports that served significant metropolitan areas, Guadalajara International Airport and Tijuana International Airport, together represented approximately 55.0% of our Mexican airports’ overall terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, together accounted for approximately 26.1% of our Mexican airports’ total terminal passenger traffic in 2022. Guanajuato International Airport, which is our largest airport in a mid-sized city, accounted for 5.1% of our Mexican airports’ total terminal passenger traffic in 2022.

All of our Mexican airports are designated as international airports under applicable Mexican law. This means that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2020		2021		2022
		(thousands of pesos)
Guadalajara	Ps.	2,695,364	Ps.	4,079,672	Ps.	5,439,221
Los Cabos		1,431,961		2,842,667		3,804,645
Tijuana		1,527,606		2,376,156		3,223,648
Puerto Vallarta		1,042,866		1,726,000		2,802,324
Guanajuato		452,459		702,379		915,624
Hermosillo		269,260		411,628		536,194
Morelia		206,285		318,369		411,710
Mexicali		171,652		270,626		325,751
La Paz		150,579		245,240		302,061
Aguascalientes		125,739		206,437		245,834
Los Mochis		59,031		96,615		115,071
Manzanillo		30,934		44,781		61,808
Total	Ps.	8,163,736	Ps.	13,320,570	Ps.	18,183,891

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2020			2021			2022
	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total
Total Passengers:
Guadalajara	8,125,606	13,018	8,138,624	12,242,986	17,001	12,259,987	15,606,625	13,829	15,620,454
Tijuana	6,316,623	2,121	6,318,744	9,667,921	3,776	9,671,697	12,324,561	1,352	12,325,913
Los Cabos	3,064,160	3,212	3,067,372	5,549,570	8,458	5,558,028	7,019,285	19,769	7,039,054
Puerto Vallarta	2,536,120	2,506	2,538,626	4,119,967	2,587	4,122,554	6,208,712	8,024	6,216,736
Guanajuato	1,387,711	3,406	1,391,117	2,118,974	8,711	2,127,685	2,603,216	10,694	2,613,910
Hermosillo	984,225	19,541	1,003,766	1,559,923	27,590	1,587,513	1,945,361	30,437	1,975,798
Mexicali	693,214	3,173	696,387	1,094,029	4,467	1,098,496	1,298,831	8,572	1,307,403
Morelia	631,323	2,790	634,113	947,076	2,536	949,612	1,172,738	6,653	1,179,391
La Paz	573,137	1,431	574,568	920,040	4,088	924,128	1,079,680	4,341	1,084,021
Aguascalientes	475,562	630	476,192	793,394	3,128	796,522	929,330	3,542	932,872
Los Mochis	213,647	6,345	219,992	367,696	7,148	374,844	423,986	7,438	431,424
Manzanillo	86,247	350	86,597	133,300	343	133,643	165,788	2,460	168,248
Total	25,087,575	58,523	25,146,098	39,514,876	89,833	39,604,709	50,778,113	117,111	50,895,224

(1) Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).

(2) Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2020			2021			2022
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	2,857,244	1,216,066	4,073,310	4,231,825	1,949,282	6,181,107	5,560,386	2,290,143	7,850,529
Tijuana	2,320,083	831,615	3,151,698	3,391,209	1,357,422	4,748,631	3,981,390	1,977,026	5,958,416
Los Cabos	607,422	939,310	1,546,732	989,969	1,781,499	2,771,468	1,259,914	2,236,261	3,496,175
Puerto Vallarta	470,965	823,448	1,294,413	911,770	1,135,787	2,047,557	1,314,365	1,799,791	3,114,156
Guanajuato	517,353	180,202	697,555	732,913	334,413	1,067,326	902,463	410,596	1,313,059
Hermosillo	454,788	32,137	486,925	695,338	76,814	772,152	860,423	52,248	912,671
Mexicali	336,291	1,874	338,165	497,675	5,077	502,752	575,049	5,605	580,654
Morelia	192,197	122,631	314,828	274,415	205,672	480,087	340,233	251,931	592,164
La Paz	282,536	5,278	287,814	451,421	13,098	464,519	520,656	18,515	539,171
Aguascalientes	173,290	64,007	237,297	281,435	116,081	397,516	336,566	129,401	465,967
Los Mochis	105,911	2,151	108,062	179,376	8,792	188,168	209,040	6,939	215,979
Manzanillo	21,323	22,962	44,285	39,472	25,678	65,150	42,993	39,643	82,636
Total	8,339,403	4,241,681	12,581,084	12,676,818	7,009,615	19,686,433	15,903,478	9,218,099	25,121,577

	Year Ended December 31,
	2020			2021			2022
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	2,910,834	1,141,462	4,052,296	4,308,423	1,753,456	6,061,879	5,594,920	2,161,176	7,756,096
Tijuana	2,344,275	820,650	3,164,925	3,500,110	1,429,180	4,929,290	4,127,677	2,238,468	6,366,145
Los Cabos	607,837	909,591	1,517,428	1,030,399	1,747,703	2,778,102	1,317,875	2,205,235	3,523,110
Puerto Vallarta	480,571	761,136	1,241,707	936,684	1,135,726	2,072,410	1,340,137	1,754,419	3,094,556
Guanajuato	534,113	156,043	690,156	754,185	297,463	1,051,648	926,214	363,943	1,290,157
Hermosillo	484,609	12,691	497,300	762,514	25,257	787,771	1,006,824	25,866	1,032,690
Mexicali	354,610	439	355,049	590,741	536	591,277	717,446	731	718,177
Morelia	195,120	121,375	316,495	266,538	200,451	466,989	332,943	247,631	580,574
La Paz	284,012	1,311	285,323	450,359	5,162	455,521	533,251	7,258	540,509
Aguascalientes	182,752	55,513	238,265	301,399	94,479	395,878	358,233	105,130	463,363
Los Mochis	105,308	277	105,585	178,925	603	179,528	207,586	421	208,007
Manzanillo	27,815	14,147	41,962	47,317	20,833	68,150	54,916	28,236	83,152
Total	8,511,856	3,994,635	12,506,491	13,127,594	6,710,849	19,838,443	16,518,022	9,138,514	25,656,536

The following table shows the passengers who used the CBX facilities to travel from the United States to Mexico and vice versa, who are reported as international passengers in the Tijuana airport.

	Year ended December 31,
	2020	2021	2022
CBX/Tijuana	819,352	1,326,384	1,949,457
Tijuana/CBX	886,394	1,427,905	2,237,067
Total	1,705,746	2,754,289	4,186,524

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2022:

Capacity by Mexican Airport in 2022

	Peak air traffic movements per hour (1)	Runway capacity (2)
Guadalajara	56	39
Tijuana	28	36
Los Cabos	49	42
Puerto Vallarta	46	38
Hermosillo	22	33
Guanajuato	14	18
La Paz	15	14
Mexicali	9	14
Aguascalientes	11	14
Morelia	11	13
Los Mochis	13	16
Manzanillo	15	17

(1)
Represents the greatest number of air traffic movements in a single hour during the year. Includes commercial and general aviation operations (demand).
(2)
Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport (1)

	For the year ended December 31,
	2020	2021	2022
Guadalajara	123,650	149,487	175,761
Tijuana	60,249	78,407	93,090
Los Cabos	38,742	64,343	66,820
Puerto Vallarta	41,044	59,929	70,144
Guanajuato	20,903	29,026	33,683
Hermosillo	29,981	36,480	37,554
Mexicali	8,315	11,100	13,046
Morelia	9,660	12,334	13,031
La Paz	13,051	19,266	19,121
Aguascalientes	10,008	13,925	16,349
Los Mochis	7,847	9,872	9,331
Manzanillo	4,275	5,169	5,237
Total	367,725	489,338	553,167

(1)
Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2020	2021	2022
Guadalajara	66	82	89
Tijuana	105	123	132
Los Cabos	79	86	105
Puerto Vallarta	62	69	89
Guanajuato	66	73	77
Hermosillo	33	43	52
Mexicali	83	99	100
Morelia	65	77	90
La Paz	44	48	56
Aguascalientes	48	57	57
Los Mochis	27	37	45
Manzanillo	20	26	32
Average	68	81	92

(1)
Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2020	2021	2022
Commercial aviation	257,135	364,208	420,430
Charter aviation	18,154	23,895	25,496
General aviation and other	92,436	101,235	107,241
Total	367,725	489,338	553,167

(1)
Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our most significant Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues.

In 2022, Guadalajara International Airport was the third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2022, it handled 15.6 million terminal passengers, accounting for approximately 30.7% of our Mexican airports’ terminal passenger traffic. During 2022, approximately 71.5% of the terminal passengers served were domestic passengers and 28.5% were international passengers. Of the airport’s international passengers, we estimate that a significant portion is comprised of Mexicans living in the United States visiting Guadalajara. This airport also serves many business travelers traveling to and from Guadalajara. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a significant extent by Mexican economic conditions.

Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population (including its suburbs) of approximately 5.3 million inhabitants. Guadalajara is Mexico’s second largest city in terms of population and is the capital of the state of Jalisco, the country’s second largest state in terms of population. As a major hub for the Mexican national highway system, the city of Guadalajara is a key center for both ground and air transportation. Other major cities in the state of Jalisco include Puerto Vallarta and Lagos de Moreno. Jalisco is a significant agricultural producer, making Guadalajara an important center for agricultural commerce. The state is an invaluable contributor to Mexico’s maquiladora industry, most notably in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

A total of 13 airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus and Aeromexico Group. The main non-Mexican airlines operating at the airport are American, Alaska, United, and Delta. Airlines operating at the airport reach 59 destinations. Of these destinations, Mexico City, Tijuana, Cancun and Los Angeles are the most popular.

Guadalajara International Airport operates 24 hours a day. The airport has two operating runways, one with a length of 4,005 meters and a full parallel taxiway and the other with a length of 1,800 meters. This runway has a threshold displacement of 300 meters on the runway, which permits a landing distance of 1,500 meters. The runway capacity at this airport is 39 air traffic movements per hour. The airport also has an Instrument Landing System (“ILS”) CAT I that assists pilots in poor weather. The airport’s facilities include a main commercial terminal and a large parking facility. The airport’s main commercial terminal has a total area of approximately 73,000 square meters, as well as parking facilities consisting of an additional 68,000 square meters. The commercial terminal has 31 gates and 37 remote boarding positions. Of the international gates, four have air bridges, and of the domestic gates, eight have air bridges. In 2022, approximately 176.7 thousand metric tons of cargo were transported through the airport.

In 2022, we continued with a multi-year air-side infrastructure expansion which includes the construction of a second runway with a length of 3,500 meters and corresponding taxiways. This expansion will increase our runway capacity by approximately 100.0%. This air-side expansion includes the construction of more than 729 thousand square meters of runway, taxiways, apron, and service roads. We are also moving forward with the construction of the General Aviation Apron which is approximately 181 thousand square meters, and continue with the construction of a new hangar area of more than 33 thousand square meters (45 hangars).

We completed the refurbishment of the domestic baggage claim area and the main security checkpoint with a renovation of 5 thousand square meters.

We have also continued to take significant steps to modernize and expand the airport in order to improve its operations and image. These steps have included the improvement of the airport’s main commercial terminal, including the modernization of restrooms, hallways, and gate areas.

During 2021, we redesigned the layout of the boarding lounges. This revised layout also includes a food and beverage unit located on the terrace, where passengers will be able to be outdoors while they wait to board their flight. This refurbishment began during the fourth quarter of 2021 and is expected to be concluded in the last quarter of 2023.

A Tequila concept store and an Aeromarket store located in gate B are expected to open in the first half of 2023.

The refurbishment and expansion of the international departing lounge and terrace is expected to be completed at the end of 2023. This remodeling will benefit current food and beverage, and retail operators located in this area. Additionally, new brands will be able to benefit from it.

We directly operate one VIP lounge at airport in the domestic departures area. It is the only lounge at the airport that has its own security access checkpoint. It operates 24 hours seven days a week. Currently, the second airport's international VIP lounge is being remodeled, and it is expected to be open at the end of 2023.

In 2021 we began the construction of a new mixed-use building; this new area will include an expansion of the existing terminal building, new commercial areas, an office tower with 9,500 square meters of gross leasable area and a business class hotel with 180 rooms. The building will be connected to the current terminal through the landside and will provide arriving passengers with a wide variety of services. We expect the development to be completed by 2023.

Negotiations with hangar tenants took place during the fourth quarter of 2021, and they agreed that during 2023, the private aviation hangars would be relocated to a new area. This will leave the current area empty to allow for expansion of the terminal.

Construction of the brand-new parking building began in 2022; it is expected to be completed in two phases and will have a total capacity of around 10,000 spaces. The first phase is expected to be completed in 2023 and will add around 1,300 parking slots. The second phase is expected to be begin in 2024 and to be concluded in 2026. This phase will add around 7,000 parking slots.

In 2022, approximately 16.1% of the sum of our aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues.

A portion of the land on which Guadalajara International Airport is located was expropriated by the Mexican federal government in 1975 pursuant to its power of eminent domain. This land was subject to certain legal proceedings by its former landholders. However, on December 6, 2022, the Federal Government through the Legal Affairs Unit of the Ministry of Infrastructure, Communications and Transportation, the members of the Ejidal Commissariat of the Ejido El Zapote (prior agreement of the assembly) and us signed a judicial agreement to settle the complementary constitutional indemnity in an amount of Ps.82.6 million. The settlement was paid on December 9, 2022, which means that the dispute has been resolved. This agreement generates not only the termination of this dispute but also of any other claim in relation to the 306 hectares that were the subject of the litigation. Even though, the judicial agreement concludes the claims from the Ejido, the Company cannot provide assurance that new lawsuits can be filed against the Company in the future. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Financial Information – Legal Proceedings – Ejido participants at Tijuana, Guadalajara and Puerto Vallarta airports.”

Tijuana International Airport

Tijuana International Airport is our second most significant Mexican airport in terms of passenger traffic and air traffic movements, and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Tijuana International Airport was the fourth busiest airport in Mexico in terms of commercial aviation traffic, according to the SICT. In 2022, it served a total of 12.3 million terminal passengers, accounting for approximately 24.3% of our Mexican airports’ terminal passenger traffic. Approximately 65.7% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States for Mexican and American travelers, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

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

In December 2015, we inaugurated the international bridge between our Tijuana airport and the U.S. border, or CBX. This bridge allows passengers to cross directly into the United States using a pathway between the airport and the international border. It also facilitates transfers between the United States and Mexico for travelers holding a boarding pass for all flights departing from or arriving in Tijuana. This reduces connection and waiting times at both the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located at Tijuana airport. The corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility is limited to passengers traveling through the airport upon presentation of a boarding pass. It is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger charges. Passengers using the bridge from or to Tijuana may also be subject to toll charges levied by Otay-Tijuana Venture, L.L.C. (“OTV”), the bridge operator on the U.S. side. We estimate that up to 45% of Tijuana’s passengers have a final destination or origin in the U.S., and consequently a significant portion of the passengers at the airport are users of the CBX. Due to its convenience for U.S. residents in the area, the CBX is also increasing the overall number of passengers using the airport. During 2022, the CBX served 4.2 million passengers, approximately 34.0% of Tijuana airport’s total passengers. For more information regarding Otay - Tijuana Venture, L.L.C., see “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

In 2022, we completed the expansion of the Tijuana airport with the construction of a new terminal building located east of the existing airport facilities. This newly constructed terminal building increases the airport capacity and facilitates the flow of passengers from Tijuana airport to the United States via the CBX, with over 40 thousand square meters (an increase of 82% as compared to the current infrastructure facility). The expansion includes 10 security filters, 32 check-in counters and 2 remote boarding gates. This terminal has been designed to be easily expandable when capacity increases are required, without causing disruption in day-to-day operations, and will maintain separate passenger flows for domestic and international passengers. We also began pavement renovations on the runway and the taxiways.

A currency exchange service center within the new terminal building was added to the list of commercial businesses that are offered to passengers.

A total of five airlines operate at the airport, of which Volaris and VivaAerobus are the largest. Airlines operating at this airport provide service to 39 destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular.

Tijuana International Airport currently operates 24 hours a day. The airport has one runway with a length of 2,959 meters and a full parallel taxiway. The runway capacity at this airport is 36 air traffic movements per hour. The airport also has an ILS CAT I that assists pilots in poor weather. It has 18 gates serving both domestic and international travelers and 13 remote boarding positions. Of the 18 gates, 10 have air bridges. In 2022, approximately 37.4 thousand metric tons of cargo were transported through the airport.

We also began the expansion of the general aviation and commercial aviation aprons. An apron for general aviation will encompass 30 thousand square meters, 29 aircraft stands, and 2 helicopter stands.

The commercial aviation area will increase by 42 thousand square meters. We anticipate that the project will be completed by the end of 2023.

At the beginning of 2022, a retail bidding process for two units located in the pre-security area was conducted. As a result of this bid, the Aeropharma and Sunglass Hut brands were awarded in their respective units and began operations the same year. In addition, during the first quarter of 2022, a new passenger transportation company was added to our list of service providers. This increased more connectivity options for passengers traveling between Mexico and the United States.

During the second half of 2022 a study about passengers’ commercial behavior was carried out at Tijuana airport. As a result of this study, the airport's food and beverage offering will increase both in number and square meters to maximize revenues. There will be a bidding process for four retail spaces at arrivals in the first half of 2023, as well as an expansion of the food and beverage area. In addition, it will be an aeromarket in this area.

In 2022, the expansion of the long-stay parking began, which will have an increase of approximately 1,000 parking slots to meet the rising demand at the airport.

Throughout 2022, the VIP lounge received 191,410 visitors, compared with 145,549 in 2019. This VIP Lounge is equipped with a security checkpoint and operates 24 hours a day 7 days a week.

In 2022, we continued the planning phase for the construction of a mixed-use building, which will provide a wide variety of services to arriving passengers, including food and beverage services, travel retail shops, car rental offices, airline offices, and a hotel. Construction is expected to begin in 2024 after the executive project is completed in 2023.

In 2022, approximately 16.5% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

A portion of the land on which Tijuana International Airport is sited was expropriated by the Mexican federal government in 1970 pursuant to its power of eminent domain. This land is subject to certain legal proceedings by its former landholders. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Financial Information – Legal Proceedings – Ejido participants at Tijuana, Guadalajara and Puerto Vallarta airports.”

Los Cabos International Airport

Los Cabos International Airport is our third most significant Mexican airport in terms of passenger traffic, third in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2022, it handled 7.0 million terminal passengers, accounting for approximately 13.8% of our Mexican airports’ terminal passenger traffic of whom approximately 63.3% were international passengers.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway in the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. According to the Mexican Ministry of Tourism, 2.2 million international tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2022. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of 20 airlines operate at the airport, of which the principal airlines are Volaris, American, VivaAerobus, United, and Alaska. Airlines operating at this airport provide service to 47 destinations. Of these destinations, Mexico City, Los Angeles, Dallas, and Tijuana are the most popular. In addition to these routes, Los Cabos receives flights from John F. Kennedy International Airport operated by American Airlines, JetBlue, and Delta Airlines.

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

During 2022, we continued the expansion and renovation of the Los Cabos airport terminals. The main objective of this important expansion was to consolidate Terminal 2 and Terminal 3 as a single terminal, increasing airport capacity and maximizing commercial revenue. This expansion represents more than 19 thousand square meters (an increase of 37%), and over 15 thousand square meters of renovation. The expansion also adds 10 new remote boarding gates and 5 new boarding gates with passenger boarding bridges. The expansion increased capacity in security filters, boarding lounges, immigration, and baggage-reclaim areas, among other functional areas of the terminal-building complex. This expansion will be completed according to a multiannual plan and is expected to be concluded in 2023.

We finished expanding and renovating the General Aviation apron. With more than 42 thousand square meters, the General Aviation apron capacity has increased by approximately 100%.

We have completed the design for the refurbishment and expansion of the domestic terminal. We expect construction works to be completed in 2023.

We also started the design for the expansion of the international terminal baggage claim area. This was in order to implement a more efficient customs baggage scan system that will reduce customs processing time for international passengers.

Currently, we operate approximately 10,114 square meters of commercial space at Los Cabos International Airport; this space includes two VIP lounges and five convenience stores.

During 2019, we improved the commercial layout of the international terminal to maximize sales per passenger through a new commercial mix. In 2020, we began the refurbishment and expansion of the international boarding lounge. The first stage was to build the food court and the escalator that leads to the remote boarding gates lounge where additional commercial offerings are available. This expansion is expected to be completed by the beginning of 2023. As a result, the commercial space in this terminal will increase by approximately 60%. During 2019, we solicited bids for ten food and beverage units. As a result of the selection process, brands such as Panda Express, Subway, Sbarro, Carl's Junior, Pacific Grill, Tequila Patron, STK, The Coffee Bean, and Starbucks were incorporated. During 2021, construction of the units awarded as a result of the bid process continued and the STK, Tequila Bar and a new food court started operations. In order to meet demand, a complementary contract was given to the main operator to run an additional fast-food window.

During the third quarter of 2021, we solicited bids for the retail areas. Brands such as El Market Mexico, Beach House, Check Pharmacy, Argan, Satinova, Rumbo los Cabos, Corona, Clase Azul, among others, which began operations during the first half of 2022.

In the first half of 2023, we expect to open a new Aeromarket store and a new coffee bean shop.

In 2022, approximately 28.7% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most significant Mexican airport in terms of passenger traffic, third in air traffic movements and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2022, it handled 6.2 million terminal passengers, accounting for 12.2% of our Mexican airports’ terminal passenger traffic. During 2022, 57.2% of these terminal passengers were international passengers and 42.8% were domestic passengers.

Puerto Vallarta International Airport is located on the Pacific coast in the state of Jalisco. The airport primarily serves foreign tourists and is also a popular tourist destination in Mexico. Puerto Vallarta’s tourist attractions include the natural beauty of the Bay of Banderas, the area’s many beaches and abundant marine wildlife. Puerto Vallarta is a mature tourist destination, and the completion of new resort areas including hotels and golf courses in the areas known as Nuevo Vallarta and Punta Mita is expected to bring more tourists to the area in subsequent years.

A total of 21 airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus, American, United, and Aeromexico. Airlines operating at this airport provide service to 56 destinations. Of these destinations, the most popular are Mexico City, Los Angeles, Tijuana, and Monterrey.

Puerto Vallarta International Airport operates 24 hours a day. The airport has one runway with a length of 3,105 meters as well as a parallel taxiway. This airport has one main commercial terminal, an FBO terminal and a general aviation building. The airport has 19 gates, of which five serve domestic flights and 14 serve international flights, nine remote boarding positions and 11 air bridges.

Puerto Vallarta Airport is focusing on developing sustainable infrastructure. In this order we are looking for a new Net Zero Energy Terminal and a LEED Gold Certified building. To reach these goals the design includes solar energy generation, cutting edge HVAC and lighting systems, water treatment and reutilization including rainwater.

We also started the construction of a brand-new commercial aviation apron, with approximately 60 thousand square meters. We anticipate the project to be completed in 2024.

In 2022, two new retail contracts were awarded. One of them corresponds to PlayCap, a sports shop located in the pre-security area beside the check-in desks, and the other belongs to Rumbo Mexico, located in the departing domestic hall. Both opened in 2022.

A commercial study was developed to reconfigure the central food and beverage area, located in the domestic departing lounge. The refurbishment is expected to begin in the first half of 2023.

Construction of the new international terminal began in 2022, with a floor area of almost 61 thousand square meters. The new terminal of more than 40,000 square meters, will feature 58 check-in counters, 16 auto-check-in kiosks, 10 inspection lines at the security checkpoint, eight contact boarding gates, seven remote boarding gates, and a new BHS system with two scanning lines. The new terminal is expected to be completed in 2024.

In 2022, approximately 18.7% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues.

Guanajuato International Airport

Guanajuato International Airport is our fifth most significant Mexican airport in terms of passenger traffic, sixth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Guanajuato International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2022, it handled 2.6 million terminal passengers, accounting for approximately 5.1% of our Mexican airports’ terminal passenger traffic. During 2022, approximately 70.2% of the terminal passengers served were domestic passengers.

Guanajuato International Airport is located in the central state of Guanajuato near the cities of Leon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 6.2 million people according to the Mexican National Population Council. It is located in Mexico’s Bajio region, best known for its rich colonial history, agricultural sector and manufacturing industry. General Motors, Honda, Kia, Mazda and Toyota have assembly plants in Guanajuato. In addition, several automobile parts manufacturers are located in Guanajuato. The local government is developing a “dry dock”, or truck loading service terminal, near the airport that we believe will increase cargo demand.

Approximately 2.0 thousand metric tons of cargo passed through the airport in 2022.

A total of five airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus, Aeromexico Group, and American. Airlines operating at this airport provide service to 19 destinations. Of these destinations Tijuana, Cancun and Mexico City are the most popular.

Guanajuato International Airport operates 20 hours daily between 4:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours a day if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,501 meters. The runway capacity at this airport is 18 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with seven gates, five remote boarding positions and three air bridges.

During 2022 we started the expansion of the commercial aviation apron, adding 28 thousand square meters. We also began the expansion of the general aviation apron with 14 thousand square meters. This is part of a multi-year air-side infrastructure expansion and is expected to conclude in 2024.

New commercial areas and a remodeled and expanded VIP lounge began operations in 2020, and in 2021, the VIP lounge opened its own security checkpoint.

The contracts with our main food and beverage operator were renewed in the second quarter of 2022, which increased financial conditions significantly. The contracts were extended from three to four years according to each contract. Also, a new contract was awarded to this same operator to run a Maison Kayser restaurant in the departing lounge. On the other hand, the private aviation academies will be relocated during 2023.

During the third quarter of 2022 a retail bidding process was conducted for three units. As a result of this process three contracts were awarded to the brands El Market Mexico and Mis Tequilas, two and one locations respectively.

Construction of a low-cost public parking lot with over 500 spaces began in 2022 and is still ongoing.

During 2022, the installation of a gas station and a convenience store took place. Aeronautical authorities are currently reviewing the addition of a gas station. Convenience store operations began in December 2022.

In 2022, approximately 16.9% of the sum of our aeronautical and non-aeronautical revenues generated at Guanajuato International Airport was derived from non-aeronautical revenues.

Hermosillo International Airport

Hermosillo International Airport is our sixth most significant Mexican airport in terms of passenger traffic, fifth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Hermosillo International Airport was the twelfth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2022, it served approximately 1.9 million terminal passengers, accounting for approximately 3.8% of our Mexican airports’ terminal passenger traffic. During 2022, approximately 96.0% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Tijuana, Guadalajara and Monterrey. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

Approximately 14.3 thousand metric tons of cargo passed through the airport in 2022. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

A total of six airlines operate at the airport. The principal airlines are Volaris, VivaAerobus and Aeromexico Group Airlines operating at this airport provide service to 13 destinations. Of these destinations, Mexico City, Guadalajara, Monterrey, and Tijuana are the most popular.

Hermosillo International Airport operates 18 hours daily between 7:00 a.m. and 1:00 am the following day. However, it is equipped to operate 24 hours a day if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other, a private aircraft runway that is not currently operating due to commercial considerations. This runway has a length of 1,100 meters. Runway capacity at this airport is 33 air traffic movements per hour. The airport has nine gates, ten remote boarding positions and two air bridges. It includes both a commercial aviation building and a general aviation building for small private aircraft.

As part of our business strategy, in recent years we changed the profile and category of services of almost all of the stores at Hermosillo International Airport. This resulted in stores with greater brand recognition.

The Aeromarket convenience store operations at Hermosillo airport are now directly operated by us once again as of the end of 2021.

In 2022, two commercial contracts were awarded. The retail category contract was awarded to PlayCap, while the restaurant category contract was granted to Carl's Jr. They are both located in the departure lounge.

In 2022, approximately 14.8% of the sum of our aeronautical and non-aeronautical revenues generated at Hermosillo International Airport was derived from non-aeronautical revenues.

Mexicali International Airport

Mexicali International Airport is our seventh most significant Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and eighth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Mexicali International Airport was the eighteenth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SICT. In 2022, it served 1.3 million terminal passengers, accounting for approximately 2.6% of our Mexican airports’ terminal passenger traffic.

During 2022, approximately 99.5% of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

During 2021 the brand, New Era, was awarded a commercial contract and began operations during the first quarter of 2022.

In the third quarter of 2022, PlayCap began operations in the pre-security zone, complementing the commercial offer of the New Era shop located in the departure lounge. As part of our efforts to offer more options to our passengers at Mexicali airport regarding car rental services, Fox Car Rental has joined the list of our current car rental companies.

In 2022, we began construction of two new low-cost public parking lots, which will have more than 500 parking spaces. The project is still ongoing.

In 2022, approximately 19.5% of the sum of our aeronautical and non-aeronautical revenues generated at Mexicali International Airport was derived from non-aeronautical revenues.

Morelia International Airport

Morelia International Airport is our eighth most significant Mexican airport in terms of passenger traffic, tenth in terms of air traffic movements and seventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Morelia International Airport was the twentieth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2022, it served 1.2 million terminal passengers, accounting for approximately 2.3% of our Mexican airports’ terminal passenger traffic. During 2022, approximately 57.4% of the terminal passengers served by this airport were domestic passengers.

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

A total of five airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus and American. Airlines operating at this airport provide service to 13 destinations. Of these destinations, Tijuana, Chicago Midway and Los Angeles are the most popular.

Morelia International Airport operates 24 hours a day. The airport has one runway with a length of 3,408 meters and a single main terminal building. The runway capacity at this airport is 13 air traffic movements per hour. The airport has four gates and eight remote boarding positions.

The Aeromarket convenience store operations at Morelia airport are now directly operated by us once again as of the end of 2021.

As part of the commercial contract for the retail category, ALM Automatic Luggage, which is a suitcases vending machine, was awarded a contract in 2022.

In addition, in the pre-security area, Taste Top Donuts was granted a contract for the commercialization of F&B products in the third quarter of 2022.

One of Guadalajara's private aviation academy is expected to relocate to Morelia in 2023.

In 2022, approximately 9.7% of the sum of our aeronautical and non-aeronautical revenues generated at Morelia International Airport was derived from non-aeronautical revenues.

La Paz International Airport

La Paz International Airport is our ninth most important Mexican airport in terms of passenger traffic, seventh in air traffic movements and ninth in contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, La Paz International Airport was the twenty-second busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2022, it served 1.1 million terminal passengers, accounting for approximately 2.1% of our Mexican airports’ terminal passenger traffic. During 2022, approximately 97.6% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

A total of six airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group, and VivaAerobus. Airlines operating at this airport provide service to 13 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

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

In the last quarter of 2022 a contract was granted to Grupo Areas for the Cienaga brand for a seafood restaurant in the departure lounge area. This restaurant will begin operations in 2023.

During the last quarter of 2022, we awarded a contract to a third party to operate a bar in the pre-security area.

One of Guadalajara's private aviation academy is expected to relocate to La Paz in 2023.

In 2022, approximately 12.4% of the sum of our aeronautical and non-aeronautical revenues generated at La Paz International Airport was derived from non-aeronautical revenues.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important Mexican airport in terms of passenger traffic, eighth in air traffic movements and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Aguascalientes International Airport was the twenty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2022, it served 929.3 thousand terminal passengers, accounting for approximately 1.8% of our Mexican airports’ terminal passenger traffic. During 2022, approximately 74.8% of the terminal passengers served were domestic passengers. Because airport passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

A total of six airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico Group and American. Airlines operating at this airport provide service to 10 destinations. Of these destinations Mexico City, Tijuana, Cancun and Dallas are the most popular.

Aguascalientes International Airport operates 18 hours daily between 6:00 a.m. and 12:00 a.m. (midnight). However, it is equipped to operate 24 hours a day if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. It has one runway measuring 3,006 meters in length, and a single main commercial terminal. The runway capacity at this airport is 14 air traffic movements per hour. The airport has four gates and five remote boarding locations.

During 2022 we started the expansion of the Terminal building that includes a new immigration and customs area, increasing the terminal surface to 2.6 thousand square meters. This expansion is expected to conclude in 2023.

During 2021, the “Mis Tequilas” store was awarded a commercial contract and began operations during the second quarter of 2022.

PlayCap began operating in the departure lounge during the third quarter of 2022.

In 2022, approximately 14.2% of the sum of our aeronautical and non-aeronautical revenues generated at Aguascalientes International Airport was derived from non-aeronautical revenues.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Los Mochis International Airport was the fortieth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2022, it served 424.0 thousand terminal passengers, accounting for approximately 0.8% of our Mexican airports’ terminal passenger traffic. During 2022, approximately 98.3% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of four airlines operate at the airport: Volaris, Aeromexico Group, Aerocalafia and VivaAerobus. Airlines operating at this airport provide service to seven destinations, of which Mexico City, Tijuana and Guadalajara are the most popular.

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

In 2022, approximately 11.6% of the sum of our aeronautical and non-aeronautical revenues generated at Los Mochis International Airport was derived from non-aeronautical revenues.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2022, Manzanillo International Airport was the forty-fifth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SICT. During 2022, the airport served 165.8 thousand terminal passengers, accounting for approximately 0.3% of our Mexican airports’ terminal passenger traffic. During 2022, approximately 59.1% of the terminal passengers served were domestic passengers and 40.9% were international passengers.

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

A contract was awarded to Rapidito Haus in 2022 to operate a bar in the departure lounge. Rapidito Haus is a regional food and beverage concept.

As part of expanding the car rental business, in the month of July, a new brand at the airport “America Car Rental” started operation.

In 2022, approximately 20.1% of the sum of our aeronautical and non-aeronautical revenues generated at Manzanillo International Airport was derived from non-aeronautical revenues.

Montego Bay International Airport

Montego Bay International Airport is Jamaica’s main tourist airport. In 2022, Montego Bay airport served 4.3 million terminal passengers. This made it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2022, 100.0% of the terminal passengers served were international passengers. Of the total passengers in 2022, 77.6% came from the United States, 10.8% came from Canada, 10.4% came from Europe, and 1.2% from other countries.

Montego Bay International Airport serves as the primary gateway for international air travel to Jamaica, a major international tourist destination. It facilitates the transit of more than 70.0% of the tourists arriving on the island. In recent years, passenger traffic at Montego Bay International Airport has grown in conjunction with increased traffic overall at Norman Manley International Airport in Kingston. This airport services mostly business and visiting friends and relatives. The third and newest international airport, Ian Fleming International Airport is located in Boscobel, St. Mary near the resort town of Ocho Rios. It is considered to be an entry point to Jamaica’s north coast for small aircraft. This was intended to meet the long-term requirements for the growth of air transport, which may impact passenger traffic in the medium and long term at Montego and Kingston airports.

A total of 24 international airlines operate at the airport, providing year-round and seasonal services. Our principal airlines are American Airlines, JetBlue, Delta Airlines, and Southwest Airlines. Airlines serving Montego Bay airport provide service from over 54 airport destinations. Of these, New York, Atlanta, Toronto, Miami, Ft. Lauderdale, and Charlotte are the most popular.

Montego Bay International Airport operates 18 hours daily between 6:00 a.m. and 12:00 a.m. (midnight). However, it is equipped to operate 24 hours a day if necessary. The airport has one runway measuring 2,653 meters. The runway capacity at this airport is 33 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 6,000 square meters, as well as an additional 5,657 square meters of parking facilities. The general aviation building has an additional area of 300 square meters. The commercial terminal has 17 gates and 5 remote parking positions.

During 2020, we began expanding the terminal at Montego Bay airport by 15%. This expansion was completed during the first half of 2022 and includes a new food court, a VIP lounge, retail spaces, and a duty-free expansion.

A major refurbishment of the retail area was planned to increase usable commercial space by 48%. Refurbishment of the retail area began in March 2021 but has experienced some delays due to the pandemic. Despite the delays, the renovated spaces opened in the second half of 2022. These spaces offer a range of new commercial offerings, including technology, souvenirs, convenience stores, premium Jamaican crafts, health and beauty. In addition, the main duty-free store was expanded and completely refurbished.

Third parties operate a total of seven lounges at Montego Bay airport (five hotel lounges and one general pay per use passenger lounge in the arrivals area and one general pay per use passenger lounge in the departures area). A concession agreement was signed with VIP Attractions T/A Club Mobay for operating the pay per use passenger lounges.

The following table sets forth revenues, passenger traffic and air traffic movement data for Montego Bay airport in 2020, 2021 and 2022:

	January 1 to December 31, 2020		January 1 to December 31, 2021		January 1 to December 31, 2022
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	1,023,037	Ps.	1,458,595	Ps.	2,383,285
Passenger Traffic (in thousands):
Terminal passengers		1,611		2,582		4,356
International passengers		1,610		2,582		4,356
Domestic passengers		1		0		0
Transit passengers		14		7		48
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		10		14		22
Runway capacity (3)		33		33		33
Total air traffic movements (in thousands):		19		28		37
Commercial aviation		15		22		28
Charter aviation		0		0		0
General aviation and other		4		6		9
Average passengers per air traffic movement		85		91		153

(1)
Includes departures and landings.
(2)
Includes commercial and general aviation operations (demand).
(3)
Air traffic movements per hour (capacity).

In 2020, 2021 and 2022, approximately 3.9 thousand, 4.4 thousand and 5.4 thousand metric tons of cargo, respectively, were transported through the airport.

Kingston International Airport

On October 10, 2019, we took control and began to operate NMIA in the city of Kingston, Jamaica.

The passenger profile of Kingston International Airport is business and Visiting Friends and Relatives (“VFR”). In 2022, Kingston airport served 1.6 million terminal passengers. This made it the seventh busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International.

A total of 13 international airlines operate at the airport, providing year-round and seasonal services. Kingston International Airport operates 19 hours daily between 2:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours a day if necessary. The airport has one runway measuring 2,716 meters. The runway capacity at this airport is 40 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building.

The following table sets forth revenues, passenger traffic and air traffic movement data for Kingston airport in 2020, 2021 and 2022:

	January 1 to December 31, 2020		January 1 to December 31, 2021		January 1 to December 31, 2022
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	483,133	Ps.	649,694	Ps.	1,140,389
Passenger Traffic (in thousands):
Terminal passengers		629.4		830.5		1,562.1
International passengers		628.0		829.4		1,560.7
Domestic passengers		1.4		1.2		1.4
Transit passengers		2.9		1.1		49.5
Air Traffic Movements (1):
Peak air traffic movements per hour (2)		9		11		10
Runway capacity (3)		40		40		40
Total air traffic movements (in thousands):
Commercial aviation		7.1		8.4		14.5
Charter aviation		1.9		1.7		1.6
General aviation and other		2.3		2.8		3.3
Average passengers per air traffic movement		55.0		64.3		80.2

(1)
Includes departures and landings.
(2)
Includes commercial and general aviation operations (demand).
(3)
Air traffic movements per hour (capacity).

In 2020, 2021 and 2022, NMIA handled approximately 11.2 thousand, 12.9 thousand, and 13.7 thousand metric tons of cargo, respectively.

Non-Airport Subsidiaries

As a holding company, we manage each of our fourteen airports through an operating subsidiary. In addition to these airport subsidiaries, we also have three operating subsidiaries. These subsidiaries are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Puerta Cero Parking, S.A. de C.V. (“PCP”), and (iii) Aerocomercializadora del Pacífico, S.A. de C.V. (“ADP”). We also have a non-profit foundation, Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

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

ADP

We incorporated ADP as a subsidiary on February 14, 2018. ADP operates commercial business lines including VIP lounges and convenience stores.

Fundación GAP

We established this non-profit foundation in May 2013 with the aim of improving social welfare in the communities near our airports. The foundation’s focus is on education. See “Item 4, Information on the Company – Business Overview – Corporate Social Responsibility – Community Initiatives and Philanthropic Efforts – Fundación GAP.”

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2022, 19 international airlines and seven Mexican airlines operated passenger flights at all of our Mexican airports. Volaris is our principal airline customer in terms of total passengers at our Mexican airport. In addition, VivaAerobus and Aeromexico Group account for the second and third largest number of total passengers. In 2020, 2021, and 2022, revenues from Volaris and the passengers it carried through our airports were Ps.2,620.9 million, Ps.4,353.8 million, and Ps.5,917.1 million, respectively, of which Ps.2,386.3 million, Ps.3,982.6 million, and Ps.5,384.9 million, respectively, were paid to the airports in the form of passenger charges. Such passenger charges amounted to 24.7%, 25.5%, and 23.9%, in that order, of the sum of our aeronautical and non-aeronautical revenues for 2020, 2021 and 2022. Revenues from VivaAerobus and the passengers they moved through our airports were Ps.721.5 million, Ps.1,328.0 million and Ps.2,099.9 million, in 2020, 2021, and 2022, respectively. Of these, Ps.661.0 million, Ps.1,219.9 million and Ps.1,969.6 million, respectively, were paid to the airports in the form of passenger charges. Such passenger charges represented 8.1%, 7.8% and 8.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2020, 2021 and 2022. Revenues from the Aeromexico Group and the passengers it moved through our airports were Ps.627.9 million, Ps.1,059.6 million and Ps.1,551.9 million, during 2020, 2021 and 2022, respectively, of which Ps.556.1 million, Ps.943.9 million and Ps.1,398.5 million, respectively, were paid to the airports for the passengers they moved in the form of passenger charges, representing 5.7%, 6.0% and 6.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2020, 2021 and 2022.

In 2020, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.153.1 million. Of this Ps.104.5 million was paid to MBJA in the form of passenger charges. In 2021, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.270.1 million, of which Ps.183.7 million was paid to MBJA in the form of passenger charges. In 2022, revenues from American Airlines and the passengers it moved through the Montego Bay airport totals Ps.374.3 million. Of this Ps.329.5 million was paid to MBJA in the form of passenger charges. In 2020, 2021 and 2022, revenues from American Airlines and its passengers represented 6.9%, 8.7% and 16.3%, respectively, of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. In 2020, 2021 and 2022 passenger charges collected by American Airlines at MBJA accounted for 0.9%, 1.0% and 1.4%, respectively, of total revenues at our airports (1.1%, 1.2% and 1.7%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2020, 2021 and 2022).

In 2020, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.90.5 million, of which Ps.83.4 million was paid to NMIA in the form of passenger charges. In 2021, revenues from JetBlue Airways Corporation and the passengers it moved through the Kingston airport totaled Ps.189.5 million, of which Ps.128.8 million was paid to NMIA in the form of passenger charges. In 2022, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.299.5 million, of which Ps.214.5 million was paid to NMIA in the form of passenger charges. In 2021 and 2022, revenues from JetBlue Airways Corporation and its passengers represented 29.2% and 26.2%, respectively, of the sum of aeronautical and non-aeronautical revenues for Kingston airport. However, passenger charges from JetBlue Airways Corporation do not represent a significant portion of our total revenues across all our airports.

See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.”

In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earn revenues from aircraft landing, parking charges and the leasing of space to these airlines.

Mexican Aeronautical Services Agreement

As a result of certain disputes with our airline customers in Mexico, beginning in 2003 we entered into an agreement with the Mexican National Air Transportation Chamber of Commerce and the SICT pursuant to which we resolved certain existing disputes with our airline customers and entered into: (i) contracts for charges for aeronautical services; (ii) lease contracts for property used by the airlines; and (iii) contracts for collection of passenger charges. In March 2012, we renewed the agreement, which represented: (i) virtually all of the relevant contracts governing the collection of passenger charges; (ii) a substantial majority of the agreements for the leasing of space in our terminals; and (iii) a substantial majority of the contracts governing our aeronautical services. This contract expired on December 31, 2014. We continue to maintain a positive relationship with the Mexican National Air Transportation Chamber of Commerce and the SICT following the expiration of the aeronautical services agreement.

Complementary services customers

Our principal complementary services clients are our three principal providers of baggage handling services: Menzies Aviation, S.A. de C.V. and Aveespress, S.A. de C.V., which provided Ps.46.6 million and Ps.29.2 million, respectively, in the form of access fees, in 2022. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.19.3 million and Ps.6.1 million of revenues in the form of access fees in 2022.

We receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales.

Principal Non-Aeronautical Services Customers

As of December 31, 2022, we were party to approximately 1,326 contracts – 1.4% more than the 1,308 contracts we were party to as of December 31, 2021 – with providers of commercial services in the commercial spaces in our Mexican airports, including retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information, promotion services, ground transportation, and cargo. The increase in the number of contracts is due to the expansion of commercial areas at our Mexican airports.

Our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps. 418.5 million in 2022, Ps.324.5 million in 2021 and Ps.177.7 million in 2020), Priority Pass, Inc. (VIP Lounge; Ps. 298.1 million in 2022, Ps.208.7 million in 2021, and Ps.137.4 million in 2020), Aerocomidas, S.A. de C.V. (food and beverages; Ps. 250.2 million in 2022, Ps.185.7 million in 2021, and Ps.81.5 million in 2020), and Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental; Ps.160.3 million in 2022, Ps.69.9 million in 2021, and Ps.52.6 million in 2020). In Jamaica, MBJA’s biggest commercial customers in terms of revenues paid to MBJA were Dufry Jamaica Limited (duty-free; U.S.$10.7 million in 2022, U.S.$7.5 million in 2021, and U.S.$4.7 million in 2020), Express Catering (food and beverages; U.S.$3.2 million in 2022, U.S.$1.9 million in 2021, and U.S.$1.5 million in 2020) and VIP Attractions Limited (passenger lounge; U.S.$2.6 million in 2022, U.S.$1.5 million in 2021, and U.S.$0.5 million in 2020). NMIA’s largest commercial customers in terms of revenues paid to NMIA were TM Traders Limited (duty-free; U.S.$2.9 million in 2022, U.S.$2.1 million in 2021, and U.S.$1.6 million in 2020) and Goddard Catering Group Limited (food and beverages; U.S.$2.1 million in 2022, U.S.$1.4 million in 2021, and U.S.$2.4 million in 2020).

Seasonality

Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season. This is especially true in international markets, because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality but have also been impacted by numerous other factors that are not strictly seasonal, including economic conditions, war or threat of war, terrorism or threat of terrorism, weather, air traffic control delays, health crises and general economic conditions, as well as the other factors discussed above. As a result, our results of operations for a quarterly period are not necessarily indicative of results of operations for an entire year. In addition, historical results of operations are not necessarily indicative of future results of operations.

Competition

Excluding our airports servicing tourist destinations, our airports generally are natural monopolies in the geographical areas that they serve and generally do not face significant competition. However, the Mexican and Jamaican governments could grant additional concessions to operate existing government-managed airports, authorize the construction of airports or allow existing privately held domestic airports to become international airports and permit them to receive regular domestic and international flights, all of which could lead to increased competition for our airports.

For instance, Los Cabos airport may experience increased competition in the future from a small private airport near Cabo San Lucas. On November 4, 2009, this airport received authorization from the SICT to operate regular commercial routes for domestic and international flights. Consequently, we implemented commercial strategies to improve our level of service. This will ensure that we remain the preferred airport option for airlines serving the San Jose del Cabo and Cabo San Lucas corridor. Also, to better serve the private aviation market, during 2021, we began remodeling our state-of-the-art Fixed Base of Operations at the Los Cabos airport to allow us to further increase our capacity, and we redesigned our fee structure to make our service more attractive.

ASA currently operates seven small airports in Mexico’s Pacific and Central regions. We believe that these airports collectively account for only a small fraction of the passenger traffic in these regions.

In January 2019, the Mexican government announced that it would seek to alleviate congestion at the existing Mexico City International Airport by (i) converting a military air force base located in San Lucia, approximately 40 kilometers (24.9 miles) outside of Mexico City, into a commercial airport and (ii) expanding the Toluca International Airport, which is approximately 60 kilometers (37.3 miles) outside of Mexico City. The Santa Lucia airport began operations in March 2022. There is still uncertainty about what impact the project will have on the existing Mexico City International Airport. The timing and capacity expansion of the airport may impact our operations in the future.

In recent years, the Jamaican government has discussed plans to build a fourth international commercial airport in Jamaica, most likely on the southern coast at Vernamfield, to meet long-term requirements for the growth of air transport. We do not expect the Jamaican government’s Vernamfield airport plan to be executed in the near term. Also see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control. These factors include the general state of the Mexican economy and the attractiveness of other commercial and industrial centers in Mexico. This may affect the attractiveness of Guadalajara, Tijuana and other growing industrial centers in our group, such as Hermosillo, Leon, Aguascalientes and Mexicali.

Because our Puerto Vallarta, Los Cabos, La Paz, Manzanillo and Montego Bay airports are substantially dependent on tourism, these airports face competition from competing tourist destinations. We believe that the main competitors to these airports are those airports serving vacation destinations in Mexico, such as Acapulco and Cancun, and abroad. These destinations include Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, other Caribbean islands and Central America. In addition, with respect to Puerto Vallarta, Los Cabos, La Paz, Manzanillo and Montego Bay, factors beyond our control include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes), security concerns, health crises and the development of new resorts that may be considered more attractive. There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

Corporate Social Responsibility

Sustainability and Environmental Responsibility

Environmental Management in Mexico

We maintain an Integrated Management System in accordance with the requirements of ISO 9001 and 14001:2015 (quality and environment) standards, which provides a benchmark for best practices and allows us to measure environmental performance and efficiency. This system is implemented and has been certified in all of our Mexican airports

Additionally, our Master Development Programs approved for the 2020-2024 period included measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation; (ii) improvements to residual water treatment plants; and (iii) storage of hazardous and other special wastes. In 2020, 2021, and 2022 we invested Ps.27.5 million, Ps.44.1 million, and Ps.29.9 million, respectively, in these projects.

Since 2015, we established the following objectives for our environmental programs: (i) to reduce the consumption of water per passenger; (ii) to increase the use of treated residual water; and (iii) to reduce our GHG emissions. The following table sets forth certain performance indicators tracked by our environmental management systems.

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31,
	2020 (1)	2021 (2)	2022
Water consumption (in liters per passenger)	23	17.6	17.9
Energy consumption (in kilowatt hours per passenger)	2.7	1.9	1.9
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger) (1)	1.37	0.96	0.83
Hazardous waste generation (in kilograms per passenger)	0.00039	0.00027	0.00031
Special waste generation (in kilograms per passenger)	0.24	0.13	0.13

(1)
Figures calculated with the Emission Factor (EF) published by SEMARNAT for CFE electricity generation for each year. 2021 figures recalculated with the corresponding EF.
(2)
2022 figures are estimated and may vary as emission factors for 2022 have not been published.

Due to the decrease in passenger traffic during 2020, indicators appear higher than in other years on a per passenger basis.

Environmental management in Jamaica

Environmental Management by MBJA: To ensure continuous improvement in environmental performance, and to meet the environmental performance requirements of the MBJA Concession Agreement and the International Finance Corporation (“IFC”) Performance Standards, MBJA has in place an Environmental Management Plan (“EMP”).

MBJA’s EMP guides business planning across departments to facilitate compliance with local regulations, the IFC Performance Standards and industry best practices. It represents MBJA’s commitment to integrating environmental management measures into the planning, design, construction and operation of the airport. The EMP prescribes actions for the mitigation of the environmental impacts of MBJA’s operations and includes management plans for fuel and other hazardous materials storage, storm water run-off, ground water, preexisting contaminated sites, solid waste, aviation noise and wildlife hazards. MBJA’s EMP is managed by the Environment, Health and Safety Manager.

MBJ continues to assess its environmental performance through independent audits and investigations with the goal of implementing practical recommendations to ensure continued improvement in its environmental performance and stewardship.

MBJA’s EMP was certified by the JCAA in 2017. MBJ is also charting a path to ISO 14001:2015 certification. An internal assessment was conducted at the beginning of 2023 with resources and timelines to close identified gaps. MBJ received Level 1 ACI Airport Carbon Accreditation certification in 2021, Level 2 in 2022 and ACI Airport Health Accreditation (AHA) in 2021.

Environmental Management by PACKAL

To ensure continuous improvement in environmental performance, and to meet the environmental performance requirements of the PACKAL Concession Agreement, PACKAL has in place an Environmental Policy.

PACKAL’s policy guides business planning across departments to facilitate compliance with local regulations. It represents PACKAL’s commitment to integrating environmental management measures into the planning, design, construction and operation of Kingston. The policy prescribes actions for the mitigation of the environmental impacts of PACKAL’s operations. This includes management plans for fuel and other hazardous materials storage, wastewater treatment plant, preexisting contaminated sites, solid waste, aviation noise, air quality and wildlife hazards. PACKAL’s policy is managed by the Environment and Quality Manager.

PACKAL continues to assess its environmental performance through independent audits and investigations with the goal of implementing practical recommendations to ensure continued improvement in its environmental performance and stewardship.

Solar energy

During 2020, we began a “carport” solar system project which consisted of installing 13 solar systems at 11 of our 12 Mexican airports, concluding by the end of 2021. As a result of the solar systems installed, we have generated 8,207,110 kwh of solar energy at 10 of our airports. This represents approximately 14% of the energy consumption of these airports. In 2022, we installed a solar system in Los Cabos airport, which is generating electric energy already.

A 1.0 MWH solar photovoltaic plant has been installed at Montego Bay airport on the rooftop of the terminal and started generating power in early 2021. We also installed carports in our parking lots to add 0.7 MWH during 2022. In 2023, we expect to install a 1.3 MWH solar photovoltaic plant.

We began the installation of a solar photovoltaic plant at our Kingston airport in 2021 and started to generate electricity in 2022.

Accreditations

All of our Mexican airports are enrolled in the "Environmental Quality" certification program of the Federal Officer for Environmental Protection, or “PROFEPA”. Our airports in Aguascalientes, Guadalajara, Hermosillo, La Paz, Los Mochis, and Morelia also have the highest level of Environmental Performance certification.

In addition, we have registered 13 of our airports for Airport Carbon Accreditation (“ACA”) from Airports Council International (“ACI”). In 2022, Puerto Vallarta, Aguascalientes, and Guadalajara airports moved to ACA Level 3 (optimization), Tijuana, Guanajuato, Hermosillo, La Paz, Los Mochis, Los Cabos, and Montego Bay airports moved to ACA Level 2 (reduction), and Morelia, Mexicali and Manzanillo renew the ACA Level 1 (mapping).

Employee Health and Safety

With the goal of guaranteeing occupational health and safety, as well as institutionalizing the prevention of occupational hazards, we have begun implementing a self-administered program, promoted by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social), or “STPS,” and based on national and international standards and regulations, to ensure the operation of a safe and clean airport network in Mexico. The voluntary compliance program comprises three levels of recognition: (i) for compliance with health and safety regulations, (ii) for actions that promote continuous improvement in health and safety standards, and (iii) for successful management of health and safety standards. According to this program, we have obtained the following levels of certification: Level 1 (Morelia airport), Level 2 (Manzanillo and Puerto Vallarta airports), and Level 3 (Guadalajara).

A key component of the voluntary compliance program is the Safety and Hygiene Commission, which we have established at each of our airports. These commissions conduct investigations and reviews of the work area, verifying the implementation of the voluntary compliance program and recommending additional improvements to create optimal working conditions. This depends on the airport’s needs. To accomplish our voluntary compliance program goals and to raise awareness among our workers, our workers also received a Safety and Hygiene course about the importance of preventing occupational hazards to mitigate accidents and occupational diseases, generate healthy environments, and comply with the health and safety regulations of the STPS.

In conjunction with these commissions, we have also formed brigades to help minimize the impact and risk, through evacuation and first aid plans. The reason for this is any natural phenomenon that could negatively affect the safety of our employees or operations.

In addition, as part of our company policies, we provide an annual general medical review for certain employees. As part of our philosophy of well-being and quality of life, we also allocate approximately Ps.21.9 million per year to organize cultural and sports activities, thus encouraging physical activity. Together, these measures help provide a suitable workplace for our employees, as well as the relevant safety tools and equipment to prevent accidents and diseases to the extent possible.

In 2020, 2021, and 2022, due to the pandemic, we implemented a home office model to work remotely and preserve the health and safety of our employees. During 2021, we helped transport some of our employees to Tijuana and Los Angeles, California to begin their vaccination against COVID-19.

Workplace Culture

Our policy is to provide the same job opportunities to all qualified applicants and to provide employees with a work environment free of harassment or discrimination, where each employee behaves respectfully towards their co-workers, promoting a spirit of collaboration regardless of gender, age, religion or hierarchical level.

In 2022, we continued different projects with the objective of improving workplace culture:

We established a women’s committee, in which various actions were taken to achieve increased gender inclusion and diversity. Some of the actions that were taken include:

- Adherence to the UN Global Compact on gender equality;

- Actions to close the gender pay gap at all levels of the company;

- Creation of a gender equality policy with the objective of promoting a work environment without discrimination and an authentic culture of equality;

- Inclusion in 2023 for the second time in the Gender Equality Index 2023 by Bloomberg

In addition, we established alliances with different institutions to provide training to employees on matters of female empowerment and gender equality.

Since 2009, we have been evaluated by Expansión Magazine as a “Super Company” in Mexico with respect to workplace culture and professional climate. Since 2013, we have been ranked among the top ten companies in Mexico according to this publication’s annual evaluation of workplace culture. On May 4, 2021, we were recognized as an “Empresa Responsable de Buenas Prácticas Laborales” (Responsible Company with Good Labor Practices) by the Ministry of Labor and Social Prevention. In 2022 we were recognized as a company certified as a “Best place to Work in México” by Great Places to Work Mexico Institute.

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

Training programs are available at all levels of our organization. The Management Skills, Leadership and Execution program is available for senior management. The Succession and Career Development Plan was prepared for our key personnel, which defines specific objectives and promotion requirements. Through this program, we have achieved a turnover rate of less than 3% per year for key personnel. The career professionalization program is a model of professional growth for our operations and maintenance workers at our airports. The objective of the program is to promote the growth and skills of our employees in those areas, thus creating flexibility for the operation of our airports. Our new Workplace Culture program is oriented towards the generation of work habits, productive practices and organizational values. This is with the goal of developing competencies that allow, in turn, increased productivity and competitiveness within our organization. This allows us to raise the level of quality of life for our workers and their families, promoting their integral development.

Our benefits package is maintained at very competitive levels compared to the labor market in each of the regions where our airports are located, thus reducing turnover.

Supply Chains and Sourcing

As part of our bidding process for suppliers, we include our code of ethics as part of the initial information package. We do this to ensure that our suppliers comply with our ethical standards. The terms and conditions of our contract with suppliers then include provisions designed to ensure that our suppliers comply with labor laws and regulations. This includes requirements to monitor legal and regulatory compliance in the areas of employer responsibilities and occupational health and safety.

In our supplier development program, suppliers are strategically selected by us based on the contracting amounts, technical complexity of their work or impact on the quality of the service provided by us. Once the provider is selected, visits and face-to-face monitoring are carried out at its facilities in order to verify, among other things, that the supplier’s policies, guidelines and processes comply with legal and regulatory requirements, as well as the management’s approach to staff development and the safety of the work environment. Once a contracted supplier has completed their work, we evaluate their performance to determine whether they should be invited to participate in future bids.

Community Initiatives and Philanthropic Efforts

Fundación GAP

In May 2013, we established a non-profit foundation, Fundación GAP with the aim of improving social welfare in the communities near our airports. The foundation’s focus is education, and it engages in other charitable activities, as well.

In September 2014, we inaugurated the first Fundación GAP School near Guadalajara airport. The first year began with a class of first grade with 60 students, and we have been adding a new class every year. In 2016, we built another school near Los Cabos airport, which began activities with 60 students. In 2018, we opened a third school near Guadalajara airport, with 60 students. In 2020, we opened our first secondary school for the first generation of students from our first school. In 2022, we started operations with a secondary school in Los Cabos, as well. In 2022, we had 803 students in Guadalajara and 420 students in Los Cabos. This was the fourth year that schools provided psychological support to our community and reinforced our commitment to health through certifications ("Distintivo H") and balanced nutrition.

In 2019, Fundación GAP opened four Community Centers: in Guadalajara, Los Cabos, Aguascalientes, and Puerto Vallarta. During 2021, we opened eight additional Community Centers in Tijuana, La Paz, Los Mochis, Hermosillo, Guanajuato, Mexicali, Morelia, and Manzanillo. This expansion allowed us to establish a presence in every city in Mexico in which we have an airport. Through these Community Centers, in 2022, we have 1,619 people enrolled in formal education and 14,471 trained in more than 80 complementary courses. The goal of these Community Centers is to support and promote our employees and their families by helping them gain access to life-changing professional and economic opportunities through education. At these centers, our employees have access to free elementary, junior high, and high school education. In addition, they have access to technical training courses designed to strengthen the professional skills and knowledge that they use on their jobs.

Our board of directors annually reviews our donation to the foundation. For 2022, our board of directors authorized a Ps.90.7 million donation, and over the past five years GAP has made more than Ps.300.0 million in donations. The foundation is supervised by a board of trustees, which is presided over by Mrs. Diez-Barroso.

Philanthropic Efforts

For the fourteenth consecutive year, we obtained the Socially Responsible Company Distinction awarded by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or “CEMEFI,” to companies committed to active and voluntary contribution to social, economic and environmental issues.

Fundación GAP awarded SOCA EXCHANGE the “Premio Emprendedor Social Coparmex Jalisco 2022” for its social entrepreneurship business model. This social entrepreneur company offers e-commerce services by which people can exchange points for used clothes, reducing fabric waste, as well as pollution and environmental effects. The award recognizes entrepreneurs and includes a monetary prize that varies by year. A committee from Coparmex (Confederación Patronal de la República Mexicana or the Mexican Employers’ Association) selects the finalists based on their social projects. Once the finalists are selected, we choose the yearly winner based on the finalists’ ability to make the greatest social impact.

We provide aid for the family members of our students and scholarships for our employees’ dependents. In 2020, 2021 and 2022, we invested Ps.2.6 million, Ps.2.8 million and Ps.3.1 million, respectively, in these programs.

Commitment with Environmental, Social, and Corporate Governance matters

On April 22, 2022, we presented at the Annual General Ordinary Shareholder's Meeting our 2030 Sustainability Strategy, under the philosophy and commitment to improve environmental, social and governance matters ("ESG").

A detailed review was conducted of the state of internal management concerning ESG topics and trends to define goals, objectives, actions, and KPIs to enhance the sustainable management of ESG issues and trends.

The strategy has four main axes, integrating 30 key goals for 2030. Each axe is comprised of material topics and goals to address the topics in which we seek to generate a greater positive impact or reduce the negative impact caused by our operations: environmental commitment, competitive development, social empowerment, and ethical governance. Our strategy is aligned with the United Nations 2030 Agenda and addresses 12 of the 17 Sustainable Development Goals on which we have the greatest impact through our operations and services, among which are no poverty, clean water and sanitation, climate change, and gender equality.

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

Under the Mexican Airport Law, a concession granted by the SICT is required to operate, maintain and develop a public service airport in Mexico. A concession generally must be granted pursuant to a public bidding process, except for: (i) concessions granted to (a) entities considered part of “the federal public administration” as defined under Mexican law and (b) any private company the principal shareholder of which is a state or municipal government; (ii) concessions granted to operators of private airports (that have operated privately for five or more years) wishing to begin operating their facilities as public service airports and complying with certain requirements; and (iii) complementary concessions granted to existing concession holders that comply with certain requirements. Complementary concessions may be granted only under certain limited circumstances, such as where an existing concession holder can demonstrate, among other things, that the award of the complementary concession is necessary to satisfy passenger demand.

On June 29, 1998, the SICT granted twelve concessions to operate, maintain and develop the twelve principal airports in Mexico’s Pacific and Central regions to our subsidiaries. Because our subsidiaries were considered entities of the federal public administration at the time the concessions were granted, the concessions were awarded without a public bidding process. However, our privatization, through which our strategic shareholder acquired 15% of our capital stock, was conducted through a public bidding process. Each of our Mexican concessions was amended on November 15, 1999. This amendment was made in order to, among other things, incorporate each airport’s maximum rates and certain other terms as part of the concession.

On February 17, 2000, regulations under the Mexican Airport Law were issued. We believe we are currently complying with the material requirements of the Mexican Airport Law and its regulations. Non-compliance with these regulations could result in fines or other sanctions being assessed by the SICT and are among the violations that could result in termination of a concession if they were to occur three or more times.

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

Mexican Airport Law and Civil Aviation Law

On November 8, 2017, changes to the Mexican Airport Law took effect, which modified various regulations, primarily impacting airlines. One of the changes contemplated is the payment of indemnification for passengers delayed for longer than two hours. The revised law further clarifies that payment will be made if the airport concessionaire or airline is at fault for the delay. As of the date hereof, there is no process in place to determine who is responsible for delays. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We cannot predict how the laws and regulations governing our business will be applied.”

Federal Economic Competition Commission

The Federal Economic Competition Law (Ley Federal de Competencia Económica), among other things, extinguished the former Federal Competition Commission and created the Federal Economic Competition Commission (Comisión Federal de Competencia Económica), or “COFECE,” as an autonomous agency to be the competition authority for all industries except telecommunications and broadcasting. The law grants broader powers to COFECE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The law also sets forth significant changes in connection with mergers and anti-competitive behavior, increases liabilities and the number of fines that may be incurred for violations of the law, and limits the availability of legal defenses against the application of the law. If COFECE determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions. This is for or in connection with the specific service or product. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations, and decrees applicable to us could have a material adverse impact on our operations.”

Role of the SICT

The SICT is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions:

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
•
establish safety regulations;
•
close airports entirely or partially when safety requirements are not being met;
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

In addition, under the Mexican Organic Law of the Federal Public Administration (Ley Orgánica de la Administración Pública Federal), the Mexican Airport Law and the Mexican Civil Aviation Law, the SICT is required to provide air traffic control, radio assistance and aeronautical communications at Mexico’s airports. The SICT offers these services through the Mexican Air Traffic Control Authority, which is a division of the SICT. Since 1978, the Mexican air traffic control authority has provided air traffic control for Mexico’s airports.

Mexican Airport Concessions

Scope of Concessions

We hold concessions granted to us by the Mexican government to operate, maintain and develop twelve airports in the Pacific and Central regions of Mexico in accordance with the Mexican Airport Law. As authorized under the Mexican Airport Law, each of the concessions is held by our subsidiaries for an initial 50-year term, each of which terms began on November 1, 1998. This initial term of each of our Mexican concessions may be renewed for one or more terms for up to an additional 50 years, subject to the concession holder’s acceptance of any new conditions imposed by the SICT and to its compliance with the terms of its concession. Each of the concessions held by our subsidiary concession holders allows the relevant concession holder, during the term of the concession, to: (i) operate, maintain and develop its airport and carry out any necessary construction in order to render airport, complementary and commercial services as provided under the Mexican Airport Law and the regulations thereunder; and (ii) use and develop the assets that comprise the airport that is the subject of the concession (consisting of the airport’s real estate and improvements but excluding assets used in connection with fuel supply and storage). These assets are government-owned assets, subject to the Mexican National Assets Law. Upon expiration of a concession, these assets, together with any improvements thereto, automatically revert to the Mexican government.

Concession holders are required to provide airport security, which must include contingent and emergency plans in accordance with the regulations under the Mexican Airport Law. Security regulations must be implemented in accordance with the requirements set forth in the National Program for Airport Security (Plan Nacional de Seguridad Aeroportuaria). In addition, the regulations pertaining to the Mexican Airport Law specify that an airport concession holder is responsible for inspecting passengers and their carry-on baggage before they reach the departure gates, while the transporting airline is responsible for the inspection of checked baggage and cargo. If public order or national security is endangered, the proper federal authorities are authorized to act to protect the safety of aircraft, passengers, cargo, mail, installations and equipment.

The shares of a concession holder and the rights under a concession may be subject to a lien only with the approval of the SICT. No agreement documenting liens approved by the SICT may allow the beneficiary of a pledge to become a concession holder under any circumstances.

A concession holder may not assign any of its rights or obligations under its concession without the authorization of the SICT. The SICT is authorized to consent to an assignment only if the proposed assignee satisfies the requirements to be a concession holder under the Mexican Airport Law, undertakes to comply with the obligations under the relevant concession and agrees to any other conditions that the SICT may require.

General Obligations of Concession Holders

The concessions impose certain obligations on the concession holders, including, among others: (i) the obligation to pay the concession tax described above; (ii) the obligation to deliver concession services in a continuous, public and non-discriminatory manner; (iii) the obligation to maintain the airports in proper working condition; and (iv) the obligation to make investments with respect to the infrastructure and equipment in accordance with the Master Development Programs and the concessions.

Each concession holder and any third-party providing services at an airport is required to carry insurance in specified amounts and covering specified risks, such as damage to persons and property at the airport, in each case as specified by the SICT. To date, the SICT has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are established. We and our subsidiary concession holders are jointly and severally liable to the SICT for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the Master Development Programs, including the obligations arising from third-party contracts, as well as for any damages to Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of the concession held by any one of our subsidiaries, the SICT is entitled to revoke the concession held by all of our subsidiaries.

Classification of Services Provided at Airports

The Mexican Airport Law and the regulations thereunder classify the services that may be rendered at an airport into the following three categories:

•
Airport Services. Airport services may be rendered only by the holder of a concession or a third party that has entered into an agreement with the concession holder. This agreement is to provide such services. These services include the following:
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
•
Commercial Services. Commercial services are services that are not considered essential to the operation of an airport or aircraft. The list include, among others, retailers, restaurants, banks and advertisers to whom we lease space.

A third party providing complementary or commercial services to an airport is required to do so only pursuant to a written agreement with the relevant concession holder. On November 1, 2012, we entered into an agreement with a third party with respect to the provision of airbus and passenger walkway services at all of our airports. Accordingly, we no longer provide these services directly. As of the date of this report, this is the only agreement with a third party regarding the provision of regulated services. All agreements relating to airport or complementary services are required to be approved by the SICT. The Mexican Airport Law provides that the concession holder is jointly liable with these third parties for compliance with the terms of the relevant concession with respect to the services provided by such third parties. All third-party service providers are required to be corporations incorporated under Mexican law.

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

In the event of force majeure, the SICT may impose additional regulations governing the provision of services at airports, but only to the extent necessary to address the force majeure event. The Mexican Airport Law allows the airport administrator appointed by a concession holder to suspend the provision of airport services in the event of force majeure. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The Mexican government may terminate or re-acquire our Mexican concessions under various circumstances, some of which are beyond our control.”

A concession holder is also required to take all necessary measures to create a competitive market for complementary services. A concession holder may not limit the number of providers of complementary services at its airport, except in instances where space, efficiency and/or safety considerations warrant such limitation. If a concession holder denies entry to any complementary service provider for reasons other than the above, such service provider may file a complaint with the SICT. The SICT shall determine within 60 days of the filing of the complaint whether entry of the service provider into the airport shall be authorized.

Master Development Programs

Each concession holder is required to submit to the SICT a Master Development Program describing, among other things, the concession holder’s construction, and maintenance plans.

Each Master Development Program is required to be updated every five years and resubmitted for approval to the SICT. Upon such approval, the Master Development Program is deemed to constitute a part of the relevant concession. Any major construction, renovation or expansion of an airport may only be made with the approval of the SICT, according to a concession holder’s Master Development Program.

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
•
any financing sources; and
•
environmental protection measures.

Each concession provides for a 24-month period for the preparation and submission of the concession holder’s Master Development Program and requires the concession holder to engage recognized independent consultants to conduct polls among airport users with respect to current and expected quality standards and to prepare air traffic projections and assess investment requirements. The concession holder must submit a draft of the Master Development Program to an operations committee (Comité de Operación y Horarios), composed of each of the airport’s principal users, for their review and comments six months prior to its submission for approval to the SICT. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new Master Development Program to the SICT. The SICT may request additional information or clarification as well as seek further comments from airport users. The Ministry of Defense (Secretaría de Defensa Nacional) may also comment on the Master Development Programs.

Any major construction project, renovation or expansion related to an airport can only be done pursuant to the Master Development Program of the concession holder or with the approval of the SICT. We are required to spend the full amounts set forth in each investment program under our Master Development Programs.

Changes to a Master Development Program, including the related investment program, require the approval of the SICT. This is except for emergency repairs and minor works that do not adversely affect an airport’s operations.

Once capital expenditures related to the Master Development Programs are established, they are adjusted annually according to increases in the Mexican PPI’s construction price index. The concessionaire is obligated to meet the adjusted amounts.

On December 12, 2019, the SICT approved new maximum tariffs and Master Development Programs for the five-year period from 2020-2024 for each of our Mexican airports. The combined maximum tariffs are expressed in workload units for each airport and were determined by the SICT based on traffic projections, operating costs and capital investments included in the Master Development Programs, as well as in accordance with pre-determined parameters for the calculation of the maximum tariff set forth in the concession for each airport. This five-year program took effect on January 1, 2020, and was to be in effect through December 31, 2024. Due to the COVID-19 pandemic, we delayed certain non-obligatory capital investments, and during the month of August 2020, we filed a proposal for an Extraordinary Review Process of our Master Development Program with the SICT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, postponed investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026. Our committed investments decreased by 27% for the 2020-2024 period, as a result of the Extraordinary Review Process.

We had initially allocated 86.8% of our committed investments for the 2020-2024 period to our Guadalajara, Puerto Vallarta, Tijuana and Los Cabos airports; however, as a result of the Extraordinary Review Process, the revised Master Development Programs allocate 88.1% of the total amounts committed to these four airports. The investments in the new Master Development Programs for the 2020-2024 period represent the fifth investment period within the terms of our concessions and represent an increase of 288.4% as compared to the 2015-2019 period. These committed investments reflect the highest investment amounts committed to date.

Our Master Development Programs are approved by the SICT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SICT may apply sanctions if we do not so comply. Recently, the SICT reviewed our compliance on an annual basis. The SICT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. In March 2020, the SICT certified our compliance with our Master Development Programs for the five-year period from 2015-2019. In March 2022, the SICT begun the certification of our compliance with our Master Development Programs for 2021, concluding the process in October 2022. As of the date of this report, the SICT is still reviewing our compliance with our Master Development Program for 2022.

Mexican Aeronautical Services Regulation

The Mexican Airport Law directs the SICT to establish price regulations for services for which there is no competitive market, as determined by the Mexican Antitrust Commission. In 1999, the Mexican Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the SICT to establish regulations governing the prices that may be charged for airport services. In addition, access fees may be charged to third parties rendering complementary services at our airports. On November 15, 1999, a revised regulation, the Tariff Regulation (Regulación Tarifaria), was incorporated into the terms of each of our Mexican concessions. This regulation provides a framework for the setting by the SICT of five-year maximum rates. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.”

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

All of our revenues from aeronautical services are subject to a price regulation system established by the SICT. Under this price regulation system, the SICT establishes a maximum rate for each airport for every year in a five-year period. The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes. The combined maximum tariffs are expressed in workload units for each airport and were determined based on: (i) projected workload units; (ii) capital investments; and (iii) the operating expenses authorized for the five-year period in the Master Development Programs.

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

We can set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SICT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SICT has reviewed our maximum rates and certified that we did not collect revenues in excess of the permitted level in 2021. The review for 2022 will take place during the second quarter of 2023. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established.

In 2020, 2021 and 2022, approximately 60.5%, 63.1% and 64.3%, respectively, of our Mexican airports’ total revenues were earned from aeronautical services subject to price regulation under our maximum rates (75.6%, 78.7% and 81.0%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Maximum Rates

Each airport’s maximum rate is determined by the SICT based on a general framework established in our Mexican concessions. This framework reflects, among other factors, projections of an airport’s revenues, operating costs and capital expenditures, as well as the estimated cost of capital related to regulated services. It also includes projected annual efficiency adjustments determined by the SICT. The schedule of maximum rates for each airport is established every five years.

Maximum Rates for 2020 through 2024

On December 12, 2019, the SICT set new airport maximum rates for the five-year period from January 1, 2020, through December 31, 2024, expressed in constant pesos as of December 31, 2017. On January 2, 2020, these rates were published in the Official Gazette of the Federation (Diario Oficial de la Federación). These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.” The following table sets forth the maximum rates for each of our airports under the Master Development Programs that have come into effect as of January 1, 2020:

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

Due to the COVID-19 pandemic, during August 2020, we filed a request for an Extraordinary Review Process of our Master Development Program with the SICT. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, included adjustments to the maximum rates for each of our airports. These tariffs came into effect on January 1, 2021.

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

Methodology for Determining Future Maximum Rates

The Rate Regulation provides that each airport’s annual maximum rates are to be determined at five-year intervals based on the following variables:

•
Projections for the next fifteen years of workload units, operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation. The concessions provide that projections for workload units and expenses related to regulated services are to be derived from the terms of the relevant concession holder’s Master Development Program for the following fifteen years;
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
•
A discount rate to be determined by the SICT. The concessions provide that the discount rate shall reflect the cost of capital to Mexican and international companies in the airport industry (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall be at least equal to the average yield of long-term Mexican government debt securities quoted in the international markets during the 24 months prior to the date of the negotiations plus a risk premium to be determined by the SICT based on the inherent risk of airport business in Mexico; and
•
An efficiency factor to be determined by the SICT. The maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70% for the five-year period from January 1, 2020, through December 31, 2024.

Our Mexican concessions specify a discounted cash flow formula to be used by the SICT to determine the maximum rates that, given the projected earnings before interest, taxes, depreciation and amortization, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. The maximum rates ultimately established by the SICT historically have resulted from a negotiation between the SICT and us regarding these variables. Once the maximum rates are established, they must be adjusted each year by the efficiency factor and by the Mexican PPI, excluding petroleum. Also, once the maximum rates are established based in part on the capital expenditures included in our Master Development Programs, the capital expenditures must be adjusted according to the Mexican PPI’s construction price index.

The concessions provide that each airport’s reference values, and discount rate and the other variables used in calculating the maximum rates do not in any manner represent an undertaking by the SICT or the Mexican government as to the profitability of any concession holder. Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we are able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five-year period, we are not entitled to any adjustment to compensate for any shortfall.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SICT may proportionately reduce the maximum rate in the immediately subsequent year. In addition, it may assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2023, the daily general minimum wage in Mexico was Ps.207.44. As a result, the highest penalty at such date could have been approximately Ps.10.4 million (approximately U.S.$ 550.0 thousand) per airport.

As established by the SICT, the calculation of workload units does not include transit passengers for subsequent years. The current workload unit calculation is therefore equal to one terminal passenger or 100 kilograms (220 pounds) of cargo.

Special Adjustments to Maximum Rates

Once determined, each airport’s maximum rates are subject to special adjustment only under the following circumstances:

•
Change in law or natural disasters. A concession holder may request an adjustment to its maximum rates if a change in law with respect to quality standards or safety and environmental protection results in operating costs or capital expenditures that were not contemplated when its maximum rates were determined. In addition, a concession holder may also request an adjustment to its maximum rates if a natural disaster affects demand or requires unanticipated capital expenditures. There can be no assurance that any request on these grounds will be approved.
•
Macroeconomic conditions. A concession holder may request an adjustment in its maximum rates if, as a result of a decrease of at least 5% in Mexican GDP in a twelve-month period, the workload units processed at the concession holder’s airport are less than those projected when its Master Development Program was approved. To grant an adjustment under these circumstances, the SICT must have already allowed the concession holder to decrease its projected capital improvements under its Master Development Program. This is a result of the decline in passenger traffic volume. There can be no assurance that any request on these grounds will be approved.

•
Increase in concession tax under Mexican Federal Duties Law. An increase in duty payable by a concession holder under the Mexican Federal Duties Law entitles the concession holder to request an adjustment in its maximum rates. There can be no assurance that any request on these grounds will be approved.
•
Failure to make the required investments or improvements. The SICT annually reviews each concession holder’s compliance with its Master Development Program (including the provision of services and the making of capital investments). If a concession holder fails to satisfy any of the investment commitments contained in its Master Development Program, the SICT is entitled to decrease the concession holder’s maximum rates and assess penalties.
•
Excess revenues. In the event that revenues subject to price regulation per workload unit in any year exceed the applicable maximum rate, the maximum rate for the following year will be decreased to compensate airport users for overpayment in the previous year. Under these circumstances, the SICT is also entitled to assess penalties against the concession holder.

Other Regulation of Mexican Concessions and Concession Assets

Ownership Commitments and Restrictions

The Mexican concessions require us to retain a 51% direct ownership interest in each of our twelve Mexican concession holders throughout the term of these concessions. Any acquisition by us or by one of our Mexican concession holders of any additional Mexican airport concessions or of a beneficial interest of 30% or more in another Mexican concession holder requires the consent of the Mexican Antitrust Commission. In addition, Mexican concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

Air carriers are prohibited under the Mexican Airport Law from controlling or beneficially owning 5% or more of the shares of a holder of an airport concession. We, and each of our subsidiaries, are similarly restricted from owning 5% or more of the shares of any air carrier.

Foreign governments acting in a sovereign capacity are prohibited from owning any direct or indirect equity interest in the holder of an airport concession.

Reporting, Information and Consent Requirements

Mexican concession holders and third parties providing services at airports are required to grant the SICT access to all airport facilities and information relating to an airport’s construction, operation, maintenance and development. Each Mexican concession holder is obligated to maintain statistical records of operations and air traffic movements at its airport. In addition, it is obligated to provide the SICT with any information that it may request. Each Mexican concession holder is also required to publish its annual audited financial statements in a principal Mexican newspaper within the first four months of each year.

The Mexican Airport Law provides that any person or group directly or indirectly acquiring control of a concession holder is required to obtain the consent of the SICT for such control acquisition. For purposes of this requirement, control is deemed to be acquired in the following circumstances:

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

The SICT requires notification of any change in a concession holder’s chief executive officer, board of directors or management. A concession holder is also required to notify the SICT at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation or spin-off of the concession holder.

Termination of Concessions

Under the Mexican Airport Law and the terms of the concessions, a concession may be terminated upon any of the following events:

•
the expiration of its term;

•
its surrender by the concession holder;
•
the revocation of the concession by the SICT;
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

Revocation of Concessions

A concession may be revoked by the SICT under certain conditions, including:

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
•
any alteration of the nature or condition of an airport’s facilities without the authorization of the SICT;
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
•
charging prices higher than those registered with the SICT for regulated services or exceeding the applicable maximum rate;
•
any act or omission that impedes the ability of other service providers or authorities to carry out their functions within an airport; or
•
any other failure to comply with the Mexican Airport Law, its regulations and the terms of a concession.

The SICT is entitled to revoke a concession without prior notice as a result of the first six events described above. Regarding the other violations listed above, violations may result in revocation of a concession only if sanctions have been imposed at least three times with respect to the same violation.

Pursuant to the terms of our Mexican concessions, in the event the SICT revokes one of our Mexican concessions, it is entitled to revoke all of our Mexican concessions.

According to the Mexican National Assets Law, the surface area of our airports and improvements to such space are government-owned assets. A concession concerning government-owned assets may be “rescued,” or reverted to the Mexican government prior to the concession’s expiration, when considered necessary for the public interest. In exchange, the Mexican government is required to pay compensation as determined by expert appraisers. Following a declaration of reversion (rescate), the assets that were subject to the concession are automatically returned to the Mexican government.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the general daily minimum wage in Mexico may be assessed for failure to comply with the law or the terms of a concession. Such sanctions may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2023, was Ps.41.5 million (U.S.$2.1 million) for an individual failure to comply.

Consequences of Termination or Revocation of a Concession

Upon termination, whether as a result of expiration or revocation, the real estate and fixtures that were the subject of the concession automatically revert to the Mexican government. In addition, upon termination, the Mexican federal government has a preemptive right to acquire all other assets used by the concession holder to provide services under the concession. These assets will be purchased at prices established by expert appraisers appointed by the SICT. Alternatively, the Mexican government may elect to lease these assets for up to five years at fair market rates as determined by expert appraisers selected by the Mexican government and the concession holder. In the event of a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder. If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive. If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value. This is determined by an expert appraiser appointed by the Mexican government.

The Mexican Communications Law, however, provides that upon expiration, termination or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government, at no cost and free of any liens or other encumbrances. There is substantial doubt as to whether the provisions of our Mexican concessions will prevail over those of the Mexican Communications Law. Accordingly, there can be no assurance that upon expiration or termination of our Mexican concessions the assets used by our subsidiary concession holders to provide services at our airports will not revert to the Mexican government, free of charge, together with government-owned assets and improvements permanently attached thereto.

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

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, land use, soil contamination, noise control, hazardous waste, environmental audits and natural protected areas. The General Environmental Law also regulates, among other things, vibrations, thermal energy and visual pollution. However, the Mexican government has not yet issued enforceable regulations on the majority of these matters. The General Environmental Law additionally provides that companies that contaminate soils are responsible for their clean-up. Further, according to the Waste Law, owners and/or possessors of property with soil contamination are jointly and severally liable for the remediation of such contaminated sites. This liability is independent of any recourse or other actions such owners and/or possessors may have against the contaminated party. It is also independent from the criminal or administrative liability to which the contaminated party may be subject. Restrictions on the transfer of contaminated sites also exist. The Waste Law also regulates the generation, handling, and disposal of hazardous waste.

Pursuant to the National Waters Law, companies that discharge waste water into national water bodies must comply with, among other requirements, maximum permissible contaminant levels. This is in order to preserve water quality. Periodic reports on water quality must be provided to the competent authorities. Liability may result from the contamination of underground waters or recipient water bodies. The use of underground waters is subject to restrictions pursuant to our Mexican concessions and the National Waters Commission.

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

The General Environmental Law and Waste Law establish the main policies for soil remediation. Remediation standards and procedures are gradually beginning to be implemented through NOMs.

Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

The Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) are the responsible regulators. The Federal Office for the Protection of the Environment can bring administrative, civil and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities and impose a variety of sanctions. Companies in Mexico are required to obtain proper authorizations, licenses, concessions or permits from the competent environmental authorities. These authorizations are for the performance of activities that may have an impact on the environment or that may constitute a source of contamination. Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Ministry of the Environment and Natural Resources, the Federal Office for the Protection of the Environment and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

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

The Federal Office for the Protection of the Environment has confirmed that we have complied with all of the relevant environmental requirements derived from the aforementioned environmental audits. It has issued compliance certificates for all of our airports. These certificates, which are known as Environmental Quality Certificates (Certificados de Calidad Ambiental) certify compliance with applicable Mexican environmental laws, regulations and applicable NOMs and must be renewed periodically.

In June 2013, a decree was published in the Official Gazette of the Federation (Diario Oficial de la Federación) issuing the Federal Environmental Responsibility Law (Ley Federal de Responsabilidad Ambiental). As part of the Federal Environmental Responsibility Law, various provisions were amended, added and revoked of the General Law of Ecological Equilibrium and Protection of the Environment, the

General Law of Wildlife, the General Law for the Comprehensive Prevention and Waste Management, the General Law for Sustainable Forest Development, the National Water Act and the Federal Criminal Code, among others, to the effect that any person or company whose acts or omissions directly or indirectly cause harm to the natural environment, is obligated to repair the environmental damage, or when reparation is not possible, to compensate for the harm, and undertake any necessary actions to avoid increasing the harm. A second general aspect of this reform is the creation of expanded standing so that individuals, including Mexican environmental non-profits, may initiate lawsuits for the protection of property that they do not directly own.

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

Liability for Environmental Noncompliance

The legal framework for environmental liability applicable to our operations is generally outlined above. Under the terms of our Mexican concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998. This includes any failure by ASA prior to November 1, 1998, to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and under its agreements with environmental authorities. For further information regarding these liabilities, see Note 27 to our audited consolidated financial statements.

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

In 2013, the Mexican Government issued a Mexican Official Standard (Norma Oficial Mexicana), which created an obligation to implement ICAO’s Safety Management System (“SMS”). SMS is a systematic approach to managing safety, including the necessary organizational structures, accountability, policies and procedures. The ICAO encourages various types of product and service providers that design, manufacture, operate or support the operation of aircraft to implement this system. The Civil Aviation Authority can bring administrative proceedings against providers that do not comply with SMS regulations, and it also has the power to impose a variety of sanctions or close non-complying facilities.

We began implementing this system as soon as the standard was issued and by 2017 all of our Mexican airports were SMS-certified. Currently, we are the only airport operator in the country with 100% of its airports certified in SMS.

In addition, the ICAO provides certification based on compliance with safety, regulatory and efficiency standards for aircraft operations at aerodromes. This certification ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. During 2022, our twelve airports maintained their ICAO aerodrome certification.

COVID-19

The COVID-19 outbreak and efforts to contain it led to government-imposed travel restrictions, flight cancellations and a marked decline in passenger demand for air travel, among other material adverse effects on our business and results of operations. See “Item 3 – Risk Factors – Risks Related to Our Operations – Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations beyond our control.” As a result of the instability in the travel industry created by the COVID-19 pandemic, our results of operations could be volatile and subject to rapid and unexpected change.

Our airports faced many challenges due to the health and sanitary measures established by the health authority to ensure the safety and well-being of our passengers during the COVID-19 pandemic. These requirements led us to adapt the processes and activities of the Safety Management System to maintain compliance with ICAO’s SMS regulations. Some of these actions involved remote audits, remote training, and advisory meetings through digital means, among others.

Meanwhile, during 2020 and 2021, the Mexican Civil Aviation Authority limited safety oversight to a single mixed review (on-site and remote) at one of our Mexican airports. In 2022, reviews were carried out at all our other airports according to this methodology. As a result, special attention is being paid to compliance with all activities and processes to avoid any non-conformity.

Measures adopted during 2022 must be maintained and improved, and effective responses must be established to any requirement by the Civil Aviation Authority implements. Even though there were significant challenges during 2022 due to the recovery of the aviation sector around the world, the Company complied with the SMS requirements.

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

The Civil Aviation Act and the regulations thereunder provide the general framework for regulating air transportation. They establish the JCAA, under the authority of the MTM, to oversee safety and security, provide air navigation services and regulate aviation industry prices. The Civil Aviation Act’s stated intent is to promote the development of air transport in Jamaica.

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

The MTM’s primary responsibility is Jamaica’s land, marine and air transport and their related infrastructure. The MTM has regulatory responsibility for the safety of all modes of transportation, whether publicly or privately operated. This includes airports, aerodromes and airline operators. The following agencies and departments fall under the MTM and oversee the operation of airports and airport concessions:

•
Jamaica Civil Aviation Authority. The JCAA is a statutory organization under the MTM. It regulates the Jamaican aviation industry, including oversight of safety and security, provision of air navigation services and regulation of aviation industry prices. The JCAA is the agency empowered to grant the Montego Bay and Kingston airports their required annual permits and licenses, except for the Aerodrome License. This is granted by the MTM, and to approve or reject the regulated charges proposed by MBJA and NMIA for the Montego Bay and Kingston airports, respectively.
•
Airports Authority of Jamaica. The AAJ is an independent statutory body established by the Jamaican Airports Authority Act with responsibility for the nation’s commercial and civil airports. The AAJ owns the airport concession assets of our Jamaican airports. It provides contract administration for the Concession Agreements granted to operate and manage the Montego Bay and Kingston airports situated on land owned by it. Under the Concession Agreements, the AAJ conducts regular performance reviews and other contract administration oversight functions. In addition, the AAJ obligates concession holders to hold a biannual airport forum. This will provide the airport's stakeholders with the opportunity to provide progress reports and issues pertinent to them.

Jamaican Airport Concession Agreements

On April 3, 2003, MBJA entered into a 30-year concession agreement with the AAJ, which began on April 12, 2003, to operate the Montego Bay airport. MBJA pays both monthly and annual concession taxes to the Jamaican government to allow it to use and develop the assets subject to the concession.

On October 10, 2019, PACKAL entered into a 25-year concession agreement with the AAJ, with a single possible five-year extension, to operate Kingston airport. PACKAL pays a monthly concession fee of 62.01% of total aeronautical and non-aeronautical revenues to the Jamaican government to allow it to use and develop the assets.

At the end of each concession’s term, MBJA and PACKAL, respectively, will transfer these concession assets back to the AAJ. See “Item 5, Operating and Financial Review and Prospects – Overview – Operating Costs – Concession Taxes – Jamaican Concession Taxes.”

MBJA’s and PACKAL’s Obligations as Concessionaires

Under the terms of each of the Concession Agreements, the concession holder is responsible for the maintenance, operation and development of the airport, including the management of day-to-day operations in keeping with specific performance criteria and prescribed international standards, in order to render airport, complementary and commercial services. As such, each of MBJA’s and PACKAL’s general obligations as concession holders are thus to: operate and manage the airport in compliance with applicable law; provide airport, complementary and commercial services; report on accounts, financial records, traffic and performance levels; and carry out the capital investments proposed in the Capital Development Program and maintain and develop the tangible concession assets.

•
Licensing Requirements. “Material License” in the Concession Agreements means any permission, consent, license or approval that the concession holder must hold or obtain under any applicable law in order to operate and manage the airport and provide airport services, including the Aerodrome License from the MTM, the Aerodrome Certificate from the JCAA and the JCAA’s permission to levy airport charges. A revocation of the JCAA’s permission to levy airport charges for cause attributable to the concession holder, or the failure to renew any other Material License within 30 days of revocation for cause attributable to the concession holder, is considered an event of default under the respective Concession Agreement.
•
Required Services. The concessions require the concession holder to provide the following airport, complementary and commercial services at Montego Bay and Kingston airports, respectively:
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
•
Reporting Requirements. Under the terms of the concession, the concession holder is obligated to:
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
•
Capital Investment Requirements. Every five years, the concession holder is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges applicable to their airport as justified by a Capital Development Program, justified by five-year estimates of traffic growth and investment commitments (including capital expenditures for capital projects and required maintenance at the respective airport). Under the terms of the Concession Agreements, upon the JCAA’s approval of a proposal for price increases, the concession holder has a commitment to fulfill the estimated capital expenditures in the Capital Development Program.

The AAJ remains the owner of the land upon which the airport is sited, as well as the physical assets subject to the concession. The concession holder is required to maintain and manage the airport concession with the intent that the AAJ or a successor operator would be able to take over the operation and management of the airport business at any time, including through the use of all reasonable endeavors to ensure that the AAJ or such other successor airport operator would have immediate access to all of its airport employees and assets. Following termination of the concession, the concession holder is obligated to return to the AAJ the facilities and services ordinarily provided or reasonably incidental to the operation of the airport.

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

Upon a step-in by the AAJ, the AAJ will account to the concession holder for any revenues collected during the step-in period. Where the AAJ exercises its right to step in pursuant to any uncured concession holder event of default or because traffic at the airport will be materially disrupted and the concession holder is unable or unwilling for any reason to resolve the disruption, the concession holder is required to bear all costs and expenses associated with the AAJ exercise of step-in, but not consequential losses. The concession holder is not liable for costs if there is step-in by the AAJ because of a material threat to national security.

The AAJ may terminate the Concession Agreement with the concession holder upon an event of default on the part of the concession holder, after which the AAJ must provide notice of its intention to serve a written termination notice and conduct up to 30 days of good-faith consultations to avoid termination, during which the concession holder fails to cure the event of default. Regardless of the cause of termination, a termination fee is due to the concession holder upon termination or revocation of the concession. The Concession Agreement limits the AAJ’s liability to such a termination fee. However, the payment terms of the termination fee depend upon the cause: upon an event of default on the AAJ’s part, the termination fee is payable by the AAJ within three months, with an option to extend for up to twelve months with default interest, while if the event of default is on the concession holder´s part, the termination fee is payable by the AAJ in installments within twelve months.

The Jamaican government may grant new concessions to manage, operate, develop and construct airports. In the Concession Agreement, the concession holder acknowledges that the AAJ may also wish, at the expiry or termination of the concession period, to invite persons to tender for the right to provide all or some of the airport services at the airports. The concession holder may participate in such tenders, if interested. However, if there has been an event of default attributable to the insolvency of the concession holders' shareholders, in which case the concession holder would be disqualified from participation. However, in preparation for such tendering process, and regardless of whether the concession holder intends to participate in the tender, the concession holder would be obligated to provide access to employees, assets, books and records related to the airport business, and may not in any way prejudice or frustrate the transfer of the airport business. The Concession Agreement sets out the hand-back procedures to be observed as the end of the concession period approaches. It also sets out the dispute resolution mechanism for addressing objections by either party regarding the hand-back. Under the agreement, the concession holder commits to assisting and advising the AAJ or any successor operator (subject to payment of reasonable remuneration and reasonable costs and expenses) in providing and operating the airport for up to six months following completion of the handover and must post a bond equivalent to the cost of the hand-back works for the six-month period.

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

(1)
Expressed in U.S. dollars.

According to the Airport Economic Regulation Act, which governs the tariff, if exceptional circumstances arise during a five-year period which may justify reconsideration of airport charges, the approved airport operator may submit an application to the Authority which shall, after conducting an investigation consider that application, taking into account the provisions in the concession agreement and could adjust the price cap or the capital expenditures.

The Airports (Economic Regulation) Act and the related 2021 Airport Expansion Fund Agreement require the airlines operating at the Montego Bay airport to collect the AIF fee of U.S.$5.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MTM. Subject to MTM’s approval, MBJA may use these funds for additional capital investments not included in the Capital Development Program. In addition, these funds may be used for interest expenses related to the financing thereof. MBJA is required to commit to such new investments in exchange for the right to use the AIF funds. The MTM approval of collection of AIF funds at the Montego Bay airport was renewed on February 25, 2015 for the period ending April 11, 2030, unless otherwise revoked. The Runway Extension and Associated Works Project were approved by the MTM to be funded from the AIF with funds collected after April 11, 2015.

The Airports (Economic Regulation) Act and the related Airport Expansion Fund Agreement require the airlines operating at the Kingston airport to collect the AIF fee of U.S.$10.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MTM. All AIFs collected and all funds standing to the credit of the Expansion Account shall be the sole property and funds of the Government of Jamaica. The MTM approval of collection of AIF funds at the Kingston airport is valid from October 10, 2019 to December 31, 2030, unless otherwise revoked. PACKAL has no right or power over any funds collected with respect to the Expansion Account or the funds held to the credit thereof.

See “Item 5, Operating and Financial Review and Prospects – Overview – Classification of Revenues – Aeronautical Revenues.”

Other Regulation of Jamaican Concessions and Concession Assets

Jamaican Companies Act Restrictions

MBJA was incorporated as a limited liability company to enter into and carry out the terms of the concession with respect to the development, financing, management and operation of Montego Bay airport. MBJA’s constitutive documents bar the transfer of shares in MBJA to passenger or cargo airlines or persons broadly connected to them, other than AAJ or the Jamaican government. Under the shareholders’ agreement between DCA and Vantage, any transfer of MBJA shares to non-affiliates is subject to a right of first refusal.

PACKAL was incorporated as a limited liability company to enter into and carry out the terms of the concession with respect to the development, financing, management and operation of Kingston airport.

Reporting Requirements

Pursuant to the regulations under the Jamaican Civil Aviation Act, airport operators must report on compliance with operating procedures and safety measures. MBJA and PACKAL, as airport operators, are required to report to the JCAA any changes in conditions or other hazardous circumstances or occurrences at the airport, including: any reduction in the level of service or closure of any part of the movement area; any obstacle, obstruction or hazard; and any other condition that could affect aviation safety, as well as what precautions are deemed warranted. MBJA and PACKAL are also obligated to provide reports to the JCAA on the results of internal audits of their safety management system. This includes inspections of airport facilities and equipment and of the airport operator’s own administrative functions.

Both airports must report to the Jamaican government the number of passengers paying AIF and the amount of each transfer of AIF made during the previous month. In addition, they must also report payments related to the concession fee.

As a Jamaican registered company, MBJA and PACKAL are also required to file an annual report with the Companies Office of Jamaica. This report will inform any changes in the ownership or management structure. It will also report any share transactions and changes in the value of shares during the prior year.

Jamaican Environmental Regulation

Operations at our Jamaican airports are subject to Jamaican laws and regulations relating to the protection of the environment. The major environmental law applicable to these operations is the National Resources Conservation Authority Act, which establishes the National Resources Conservation Authority (now part of the National Environmental Protection Agency) and its subsidiary legislation and regulations. Under the act, regulations have been enacted concerning the discharge of pollutants into the Marine Park’s waters, the regulation of air emissions, discharge and treatment of wastewater and sludge, safe storage of fuels and responses to industrial emergencies involving hazardous materials.

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

The legal framework for environmental liability applicable to our Jamaican airports’ operations is generally outlined above. The level of environmental regulation in Jamaica has increased in recent years, and the enforcement of environmental laws is becoming more stringent. For example, the National Solid Waste Management Act and the Water Resources Act each carry certain penalties of JMD1 million (approx. U.S.$7,747). We expect this trend to continue, but we do not expect that compliance with Jamaican environmental laws currently in effect will have a material adverse effect on our Jamaican airports’ results of operations or our financial condition. However, there can be no assurance that environmental regulations or the enforcement thereof will not change. This could have a material adverse effect on our business, results of operations, prospects or financial condition.

COVID-19

The COVID-19 pandemic created significant challenges for our airports in Jamaica as a result of the health and sanitary measures established by the health authority and necessary to ensure the safety and well-being of our passengers. These requirements led us to adapt the processes and activities of the Safety Management System to maintain compliance with ICAO’s SMS regulations. Some of these actions involved remote audits, remote training, and advisory meetings through digital means, among others.

ORGANIZATIONAL STRUCTURE

We have seventeen subsidiaries in Mexico: one operating subsidiary for each of our twelve Mexican airports; two subsidiaries (SIAP and CORSA) that provide administrative and operational services; one subsidiary (PCP) that provides parking services across our twelve Mexican airports; one non-profit foundation (Fundación GAP); and one operating subsidiary (ADP), for hotel infrastructure, commercial businesses such as VIP lounges, convenience stores and other services such as the installation of solar carport systems within the parking areas of our Mexican airports. We have one Spanish subsidiary (DCA) that holds 74.5% stake in our Jamaican operating subsidiary (MBJA) for the Montego Bay airport, and one Jamaican subsidiary, PAC Kingston Airport Limited (PACKAL), that holds our concession for the Kingston airport since October 2019. We also have a holding company subsidiary in Brazil, GA del Pacífico Participações do Brasil LTDA, established in 2010 but thus far remaining inactive and with no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2022:

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

PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located in Guadalajara, Jalisco. We lease the office space for our corporate headquarters, located on the third, fifth, sixth, twelfth floors of Torre Pacífico, from Guadalajara World Trade Center. In addition to our corporate headquarters in Guadalajara, we also lease office space in Colonia Polanco, in Mexico City from third parties.

Pursuant to the Mexican National Assets Law (Ley General de Bienes Nacionales), all real estate and fixtures in our Mexican airports are owned by the Mexican government. Each of our Mexican concessions is scheduled to terminate in 2048. However, each concession may be extended one or more times for up to an aggregate of an additional 50 years. The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the SCT. In addition, we must comply with the terms of our current concessions. Upon expiration of our Mexican concessions, the concession assets automatically revert to the Mexican government, including improvements we may have made during the terms of the concessions. This is free and clear of any liens and/or encumbrances. We will be required to indemnify the Mexican government for damages to these assets. This is except for those caused by normal wear and tear.

Pursuant to MBJA’s Concession Agreement, the AAJ remains the owner of the land upon which the Montego Bay airport is sited. In addition, the AAJ also as well owns the physical assets subject to the concession. MBJA’s concession for Montego Bay airport is scheduled to terminate in 2033. Upon expiration of the Montego Bay airport concession, MBJA is obligated to hand back to the AAJ the facilities and services ordinarily provided or reasonably incidental to the operation of the airport. There are no options for extending the concession in the Concession Agreement.

Pursuant to PACKAL’s Concession Agreement, the AAJ remains the owner of the land upon which Kingston airport sits, as well as the physical assets subject to the concession. PACKAL’s concession for Kingston airport is scheduled to terminate in 2044. Upon expiration of the Kingston airport concession, PACKAL is obligated to hand back to the AAJ all the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ and the facilities and services ordinarily provided or reasonably incidental to the operation of the airport. The concession can be extended for an additional 5-year period in accordance with the Concession Agreement.

We maintain comprehensive insurance coverage that covers the principal assets of our airports and other property, subject to customary limits. This coverage is against damage due to natural disasters, accidents, terrorism or similar events. Our Mexican airports carry a general Ps.3.0 billion insurance policy for damage to our assets and infrastructure. In addition, they have a U.S.$500.0 million insurance policy for personal and property damages to third parties. Our Mexican airports are covered by a Ps.500.0 million insurance policy covering damage to our property resulting from terrorist acts and a U.S.$150.0 million insurance policy covering personal and property damage to third parties resulting from terrorist acts. The Montego Bay airport carries a U.S.$325.3 million insurance policy covering property damage and business interruptions and losses. In addition, it carries a U.S.$100.0 million insurance policy covering damage resulting from any single terrorist event. The Montego Bay airport also carries a U.S.$750.0 million annual insurance policy covering personal and property damage to third parties. The Kingston airport carries a U.S.$500.0 million insurance policy covering property damage and business interruptions and losses caused by bodily injury. Kingston airport also carries a JMD 10 million annual insurance policy for loss or damage as a result of death and/or personal injury suffered by any employee.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards, and the notes to those financial statements, which are included elsewhere in this annual report. It does not include all of the information included in our audited consolidated financial statements. You should read our audited consolidated financial statements to gain a better understanding of our business and our historical results of operations.

OVERVIEW
We operate twelve airports in Mexico's Pacific and Central regions pursuant to concessions granted by the Mexican government. In addition, we operate two airports in Jamaica pursuant to concessions granted by the Jamaican government. The majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2020, 2021 and 2022 approximately 60.9%, 63.0% and 63.3%, respectively, of our total revenues were derived from aeronautical services (in 2020, 2021 and 2022 aeronautical services represented 74.7%, 76.6% and 76.9%, respectively, of the sum of our aeronautical and non-aeronautical revenues). Changes in our revenues from aeronautical services are principally driven by passenger and cargo volumes at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the SICT and JCAA, respectively. The system of price regulation that applies to our aeronautical revenues allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, generate greater revenues.

We also derive revenue from non-aeronautical activities, principally related to the commercial services offered at our airports, such as the leasing of space to restaurants, retailers and service providers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the SICT and JCAA, respectively. Thus, our non-aeronautical revenues are primarily affected by the passenger volume at our airports and the mix of commercial services offered at our airports, the contracts that we have with the providers of those commercial services and our ability to increase the rates we charge to those service providers. While we expect that aeronautical revenues will continue to represent a majority of our future aeronautical and non-aeronautical revenues, the growth of our revenues from commercial activities generally has exceeded the growth rate of our aeronautical revenues. As a result, in recent years we have completed renovation projects to improve the product mix of retail stores in the commercial areas at our Mexican airports. We also expect to continue renegotiating agreements with terminal tenants to be more consistent with market practices and to recover the rights to certain non-aeronautical businesses at our airports previously or currently operated by third parties and developing new sources of non-aeronautical revenues through the direct operation of certain businesses such as our VIP lounges, advertising, convenience stores and car parking lots, among others. Also, see “Item 4,

Information on the Company – Business Overview – Our Sources of Revenue – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas”.

Traffic at our airports may be adversely affected by external events, as well as increased levels of competition as a result of the attractiveness, affordability and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition as a result of the government granting new concessions or amending existing permits for other airports that may compete with our airports. For more information, see “Item 3, Key Information – Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

Recent Developments

Financing and Indebtedness

On September 26, 2022, we issued 27.6 million long-term unsecured debt securities for a total of Ps.2,757.6 million. The issuance corresponds to the tranche of "GAP 22L", which is linked to a sustainability bond framework. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 26 basis points, and principal payment will be at maturity, on September 21, 2026. Proceeds from the issuance were allocated in an amount of Ps.2,300.0 million for the payment of principal at maturity of the issuance for GAP 17-2 debt securities and to fulfill MDP in Mexico for 2022.

On November 7, 2022, we entered into a 12-month loan agreement with Scotiabank for Ps.1,500.0 million, with a possible extension of 6 months. The loan agreement has an interest rate of TIIE-28 plus 38 basis points. The principal will be paid upon maturity. We entered into this loan agreement for corporate and capital investment purposes in Mexico.

On December 9, 2022, we entered into an 18-month loan agreement with Banco Nacional de México, S.A. (Citibanamex) for Ps.1,500.0 million. The loan agreement has an interest rate of TIIE-28 plus 38 basis points. The principal will be paid upon maturity on June 7, 2024. We entered into this loan agreement for capital investment purposes in Mexico.

On January 10, 2023, we entered into an 18-months loan agreement with Citibanamex for Ps.1,000.0 million. The loan agreement has an interest rate of TIIE-28 plus 30 basis points. The principal will be paid upon maturity. We entered into this loan agreement for finance capital investments.

On March 27, 2023, we issued 54.0 million in long-term unsecured debt securities for a total of Ps.5,400.0 million with principal due at maturity. The issuance was made in two tranches: i) Ps.1,120.0 million were “GAP23L” securities with a variable rate of TIIE-28 plus 22 basis points and maturity on March 23, 2026 and ii) Ps.4,280.0 million were “GAP23-2L” securities with interest due every 182 days and a fixed annual rate of 9.65%. Maturity is on March 18, 2030. The proceeds of this issuance will be allocated for the Ps.602.0 million maturity payment of the “GAP20-2” debt securities and to fulfill our committed investments in Mexico for 2023.

Share Repurchases

At our Ordinary Shareholders’ Meeting held on April 22, 2022, our shareholders authorized a repurchase program for up to Ps.2,000 million. This was for repurchases for the twelve months following the meeting.

We resumed our share repurchases on 2022, under the repurchase program authorized. On April 5, 2023, we held 7,024,113 shares in treasury at an average price per share of Ps.284.73 for a total of Ps.1,999.9 million.

Cancellation of Treasury Shares and Conversion of Series BB Shares

At our April 22, 2022, Extraordinary Shareholders’ Meeting, our shareholders approved the cancellation of 13,273,970 Series B shares previously repurchased by us and held as treasury shares. Article Six, Clause 2 of our bylaws establishes that our Series BB shares may only represent up to 15% of our authorized capital stock. Consequently, because of the cancellation of the Series B shares approved at our Extraordinary Shareholders’ Meeting and to comply with the provisions of our bylaws, on October 24, 2022, Bancomext, as trustee of the trust in which AMP’s Series BB shares are held requested the conversion of 1,991,096 Series BB shares held by the trust to Series B shares. This process was authorized by the CNBV on March 2, 2023. For a description of the AMP trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

Developments related to the outbreak of the COVID-19

We continued supporting commercial clients during the first quarter 2022 by granting discounts on guaranteed minimum rents in accordance with the percentage decrease in passenger traffic at each airport as compared to the first quarter 2019; however, for the most part of the year the discounts were not applied because revenue sharing percentages surpassed rents. With regards to support for airlines, the Company continued its incentive program in accordance with the reactivation of routes and frequencies that existed prior to the pandemic.

Although passenger traffic in 2022 increased 32.0% as compared to 2021, and 16.6% as compared to 2019, the COVID-19 outbreak, and measures taken to contain or mitigate it, have had, and may continue to have, adverse consequences for the global economy, including materially reducing demand for, and availability of, worldwide air travel and therefore has had, and may continue to have, a material adverse effect on our business and results of operations. COVID-19 led to travel restrictions imposed by governments, among other measures, flight cancellations, and a marked decline in passenger demand for air travel, domestically and worldwide.

In 2022, we achieved positive cash flow from operating activities, which was higher than our 2020 and 2021 cash flow. Cash and cash equivalents decreased by Ps.961.4 million, or 7.2%, from Ps.13,332.9 million in 2021 to Ps.12,371.5 million in 2022. As of March 31, 2023, the balance of our cash position was Ps.18,890.9 million, of which 48.0% was dollar-denominated, in order to fulfill our commitments to our employees, suppliers and creditors. Likewise, we monitored financial health indicators and performed tests for long-term asset impairment, expected credit losses and recovery of deferred tax assets, concluding that there were no significant impacts on our consolidated financial statements. Consequently, we reasonably anticipate that we will be able to meet all financial and operational obligations with our current cash and equivalents.

In addition, we continue complying with the health and safety protocols established by the authorities and agencies of each country in which we operate and are monitoring the developments of the COVID-19 outbreak closely. We have taken steps and implemented policies to safeguard our employees, businesses and communities surrounding our operations from the threats posed by the COVID-19 pandemic. We obtained the “Safe Travels” stamp granted by the World Travel and Tourism Council (WTTC), which certifies our commitment to comply with recommended COVID-19 health and hygiene protocols. Likewise, we were the first airport group in the world to certify all our airports in the Accreditation of Sanitary Measures for Airports (AHA) program by ACI (Airports Council International). This program helps evaluate the new sanitary measures and procedures implemented as a result of the COVID-19 pandemic in accordance with the recommendations issued by the ICAO Aviation Recovery Working Group (CART), in line with the sanitary protocols of the European Aviation Safety Agency (EASA) and the European Center for Disease Prevention and Control (ECDC).

Fluctuation of the Peso

Because tariffs in U.S. dollars in Mexico are invoiced considering the average of the exchange rate for the 30 days prior to the date of a flight, a significant depreciation of the peso during the final two months of any year could result in us exceeding our maximum rates, which would be a violation of our concession and may require us to issue rebates to airline customers to avoid exceeding our maximum rates. As long as we are able to ensure that our revenues do not exceed our maximum rates, a depreciation in the peso has a positive effect on our revenues from a commercial and aeronautical operations perspective while an appreciation in the peso has a negative effect. Tariffs on international passengers and international flights and some of our contracts with commercial service providers are denominated in U.S. dollars. However, only in the case of charges for international passengers and international flights are charges invoiced and collected in Mexican pesos. Therefore, depreciation of the peso against the U.S. dollar results in us collecting more pesos than before the depreciation, whereas appreciation of the peso results in us collecting fewer pesos, which may result in lower commercial revenues in the future, especially if the appreciation continues unabated or surpasses historic levels of appreciation. See “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

During 2020, the peso/U.S. dollar exchange rate fluctuated, but the peso depreciated for the year and was Ps.19.95 per U.S. dollar on December 31, 2020. In 2021, the peso depreciated for the year and closed at Ps.20.58 per U.S. dollar on December 31, 2021. In 2022, the peso appreciated for the year and closed at Ps.19.36 per U.S. dollar on December 31, 2022. On April 5, 2023, the exchange rate was Ps.18.1070 per U.S. dollar.

Passenger and Cargo Volumes

The following table sets forth certain operating and financial information relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2020		2021		2022
Macroeconomic indicators:
Change in Mexican GDP (1)		(8.2)%		5.0%		3.0%
Change in Mexican CPI (2)		3.2%		7.4%		7.8%
Change in U.S. GDP (3)		(3.5)%		6.9%		(5.9)%
Change in U.S. CPI (4)		1.4%		7.0%		6.5%
Passenger volumes (thousands of passengers) (5):
Domestic terminal passengers in Mexico		16,784.2		25,804.4		32,415.3
International terminal passengers in Mexico		8,303.4		13,720.5		18,362.8
Mexican total terminal passengers		25,087.6		39,524.9		50,778.1
Domestic terminal passengers in Jamaica		2.3		1.2		1.4
International terminal passengers in Jamaica		2,237.6		3,411.2		5,916.8
Jamaican total terminal passengers		2,239.9		3,412.3		5,918.2
Total terminal passengers (thousands)		27,327.5		42,937.2		56,696.3
Cargo volumes (thousands of cargo units) (5):
Cargo units in Mexico		2,080.9		2,572.9		2,409.4
Cargo units in Jamaica		142.3		162.7		169.4
Total workload units		29,550.8		45,672.7		59,275.1
Other operating and financial information:
Change in total terminal passengers		(43.9)%		57.1%		32.0%
Change in total workload units		(42.0)%		54.6%		29.8%
Aeronautical revenues (millions of pesos)	Ps.	7,225.7	Ps.	11,984.0	Ps.	17,336.7
Change in aeronautical revenues		(31.5)%		65.9%		44.7%
Aeronautical revenues per workload unit	Ps.	244.5	Ps.	262.4	Ps.	292.5
Change in aeronautical revenues per workload unit		18.1%		7.3%		11.5%
Non-aeronautical revenues (millions of pesos)	Ps.	2,448.1	Ps.	3,662.4	Ps.	5,197.2
Change in non-aeronautical revenues		(35.1)%		49.6%		41.9%
Non-aeronautical revenues per terminal passenger	Ps.	89.6	Ps.	85.3	Ps.	91.7
Change in non-aeronautical revenues per terminal passenger		15.7%		(4.8)%		7.5%

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

Volumes in Mexico

The majority of the passenger traffic volume at our Mexican airports is made up of domestic passengers. In 2020, 2021, and 2022 approximately 66.9%, 65.3%, and 63.8% of the terminal passengers using our Mexican airports were domestic. The total number of domestic terminal passengers in 2022 increased by 25.6% as compared to 2021. In contrast, the total number of domestic terminal passengers in 2021 increased by 53.7% as compared to 2020. In addition, of the international passengers traveling through our Mexican airports, approximately 91.9% traveled on flights originating in or departing for the United States during 2022. This is compared to 89.6% and 97.5% in 2020 and 2021, respectively. Accordingly, our results of operations are influenced strongly by changes in Mexican economic conditions and to a lesser extent by changes in U.S. economic and other conditions. These changes include trends and events affecting leisure travel and consumer spending. Many factors affecting our passenger traffic volume and the mix of passenger traffic at our airports are beyond our control.

In 2022, we had 50.8 million terminal passengers (32.4 million domestic and 18.4 million international), of which 276.3 thousand were on general aviation flights, and an additional 117.1 thousand were transit passengers. Approximately 26.0% of our transit passengers were handled at Hermosillo airport.

Volumes in Jamaica

The majority of the passenger traffic volume in Jamaica is made up of international passengers. In 2022, approximately 99.9% of the terminal passengers using our Jamaican airports were international. Additionally, of the international passengers traveling through the Montego Bay and Kingston airports, approximately 77.6% and 69.0%, respectively, traveled on flights originating in or departing for the United States during 2022.

In 2022, MBJA had 4.4 million terminal passengers, of which approximately 16.5 thousand were on general aviation flights and an additional 48.0 thousand were transit passengers.

In 2022, NMIA had 1.6 million terminal passengers, of which approximately 11.3 thousand were on general aviation flights and an additional 49.8 thousand were transit passengers.

Classification of Revenues

We classify our revenues into three categories: (i) revenues from aeronautical services; (ii) revenues from non-aeronautical services; and (iii) revenues from improvements to concession assets. Historically, a majority of our revenues have been derived from aeronautical services; however, with the inclusion of revenues from improvements to concession assets, revenues from aeronautical services and from non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2020, 2021 and 2022 with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 60.9%, 63.0%, and 63.3%, respectively, of total revenues. In 2020, 2021 and 2022, with the inclusion of revenues from improvements to concession assets, non-aeronautical revenues represented 20.6%, 19.3% and 19.0%, respectively, of total revenues. Aeronautical revenues and non-aeronautical revenues, however, represented 74.7% and 25.3%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2020, 76.6% and 23.4%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2021 and 76.9% and 23.1%, respectively, of the sum of aeronautical and non-aeronautical revenues in 2022. In 2020, 2021 and 2022, revenues from improvements to concession assets accounted for 18.5%, 17.7% and 17.7%, respectively, of our total revenues.

Our revenues from aeronautical services are subject to price regulation under the applicable maximum rate at each of our airports, and principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, leasing of space at our airports to airlines and complementary services (i.e., fees from handling and catering providers, permanent ground transportation operators and access fees from fuel providers at our airports).

Our revenues from non-aeronautical services are not subject to price regulation under our maximum rates and generally include revenues earned from car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), rental and royalty payments from third parties operating stores, providing commercial services at our airports (such as car rental agencies, food and beverage providers and retail and duty-free store operators), as well as advertising and fees collected from other miscellaneous sources, such as vending machines and timeshare developers. Additionally, we derive revenues from the recovery of costs that are included in our non-aeronautical services.

Our revenues from improvements to concession assets represent the fair value of the additions and upgrades to the concession that we undertake in accordance with our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. In exchange for making those additions and upgrades, the governments of Mexico and Jamaica grant us the right to obtain benefits for services provided using those assets. These assets are recognized as intangible assets. This represents an exchange of dissimilar goods or services rather than an actual cash exchange since we receive an intangible asset for the construction services we provide. Through a bidding process, we hire third parties to make additions and upgrades. The amount of revenue for these services is equal to the costs of making the additions and upgrades. These values represent the fair value of the goods or services received as there is no profit margin stemming from these construction services. Although these revenues do not generate actual cash inflows, IFRS requires that they be recorded given that revenue generation is inherent in an exchange of dissimilar services, similar to a barter transaction. These revenues do not have a cash impact on our results.

For a detailed description of the components of our revenue categories, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenue.”

Aeronautical Services Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2020			2021			2022
	Amount		Percent	Amount		Percent	Amount		Percent
		(millions of pesos, except percentages and workload unit data)
Aeronautical Services Revenues:
Passenger charges	Ps.	5,929.6	82.1%	Ps.	9,976.6	83.2%	Ps.	14,443.6	83.3%
Aircraft landing charges		536.3	7.4		930.4	7.8		1,262.3	7.3
Aircraft parking charges		140.6	1.9		225.4	1.9		277.8	1.6
Airport security charges		193.1	2.7		303.1	2.5		517.4	3.0
Passenger walkway charges		19.7	0.3		27.3	0.2		36.6	0.2
Leasing of space to airlines		129.1	1.8		175.1	1.5		230.2	1.3
Revenues from complementary service providers (1)		277.3	3.8		346.1	2.9		568.8	3.3
Total Aeronautical Services Revenues	Ps.	7,225.7	100.0%	Ps.	11,984.0	100.0%	Ps.	17,336.7	100.0%
Other Information:
Total workload units (millions) (2)		29.6			45.7			59.3
Total aeronautical revenues per workload unit	Ps.	244.5		Ps.	261.9		Ps.	292.5
Change in aeronautical revenues (3)			(31.5)%			65.9%			44.7%
Change in total aeronautical revenues per workload unit (3)			18.1%			7.2%			11.5%

(1)
Revenues from complementary service providers consist of access and other fees charged to third parties providing baggage handling, catering and other services at our airports.
(2)
Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)
In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific tariffs are structured such that most of our aeronautical revenues are derived from passenger charges. We expect that this will continue to be the case in any future agreements. We earn passenger charges from each departing passenger at our airports (except certain exclusions in each of Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2020, 2021 and 2022, passenger charges represented 82.1%, 83.2%, and 83.3%, respectively, of our aeronautical services revenues and 50.0%, 52.5%, and 52.8%, respectively, of our total revenues (in 2020, 2021 and 2022 passenger charges represented 61.3%, 63.8% and 64.1%, respectively, of the sum of aeronautical and non-aeronautical revenues).

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2020		2021		2022
	Passengers	% change	Passengers	% change	Passengers	% change
	(in thousands, except percentages)
Guadalajara	3,691.6	(45.8)%	5,538.8	50.0%	7,066.7	27.6%
Tijuana	3,022.7	(29.1)	4,592.5	51.9	5,741.2	25.0
Los Cabos	1,525.3	(44.9)	2,738.7	79.6	3,455.1	26.2
Puerto Vallarta	1,254.8	(49.3)	1,995.5	59.0	3,032.2	52.0
Montego Bay	824.5	(64.9)	1,281.8	55.5	2,176.4	69.8
Guanajuato	674.3	(49.8)	1,037.9	53.9	1,280.0	23.3
Hermosillo	468.0	(47.8)	745.0	59.2	888.2	19.2
Mexicali	331.1	(42.4)	492.8	48.8	568.2	15.3
Morelia	307.0	(30.5)	470.7	53.3	580.6	23.3
La Paz	279.7	(43.1)	450.0	60.9	526.6	17.0
Kingston	315.9	68.8	406.9	28.8	764.1	87.8
Aguascalientes	230.8	(44.9)	387.7	68.0	454.3	17.2
Los Mochis	104.5	(45.6)	181.1	73.30	207.9	14.8
Manzanillo	41.8	(50.1)	62.5	49.50	79.4	27.0
Total	13,072.0	(43.9)%	20,381.9	55.9%	26,820.9	31.6%

Mexican Aeronautical Services Revenues

The system of price regulation applicable to our aeronautical revenues in Mexico establishes a maximum rate in pesos for each Mexican airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from aeronautical services. As of December 31, 2014, the SICT determined the maximum rates for our airports for each year through December 31, 2019. As of December 12, 2019, the SICT determined the maximum rates for our airports for each year through December 31, 2024, but these rates were adjusted on November 27, 2020, as a result of an Extraordinary Review Process requested by us as a result of the COVID-19 pandemic and its effects on our business. Our aeronautical revenues are determined largely by the number of workload units at each of our airports. This is primarily driven by passenger traffic levels, multiplied by the value of the maximum tariffs approved by the SICT. In addition, aeronautical revenues differ among our airports to the extent passenger traffic levels differ among these airports. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation” for a description of our maximum rates and the rate-setting procedures for future periods.

Our Mexican concessions provide that our maximum rates must be adjusted on an annual basis as determined by the efficiency factor and by changes in inflation. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Revenues Regulation – Methodology for Determining Future Maximum Rates.” Under the regulatory system applicable to our Mexican aeronautical revenues, we can set the specific tariffs for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate set for such airport for that year. Although the SICT may in some cases authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific tariffs applicable to each aeronautical activity. As a result, we are not always able to increase prices up to the amount of maximum rates.

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

On December 12, 2019, the SICT set new airport maximum rates for the five-year period from January 1, 2020 through December 31, 2024 expressed in constant pesos as of December 31, 2017. On January 2, 2020, these rates were published in the Official Gazette of the Federation (Diario Oficial de la Federación). The maximum rates for each of our airports under the Master Development Programs went into effect as of January 1, 2020. They were adjusted for inflation using the Mexican PPI. These rates were further adjusted on November 27, 2020, as a result of an Extraordinary Review Process requested by us as a result of the COVID-19 pandemic and its effects on our business. See Item 4, “Special Adjustments to Maximum Rates.”

For the period from January 1, 2020 until December 31, 2024, the efficiency factor was 0.70%. Our weighted average maximum tariffs, as determined by the SICT (prior to inflation adjustments using the Mexican PPI), increased 14.9% in 2020 and 7.5% in 2021 mainly as a result of the new airport maximum tariffs approved and decreased 0.7% in 2022. At the same time, the Mexican PPI, excluding petroleum, increased by 5.2% in 2020, 10.2% in 2021 and 5.7% in 2022. Our weighted average maximum tariffs as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased 18.1% in 2020, 10.1% in 2021 and 6.2% in 2022. The total workload units at our Mexican airports were 27.2 million in 2020, 42.1 million in 2021 and 53.2 million in 2022. This represents an increase of 40.6% in 2020, an increase of 55.0% in 2021 and an increase of 26.3% in 2022. Accordingly, when calculating aeronautical revenue per workload unit, the result will fluctuate depending on the relative changes in the aforementioned factors. During 2020, average aeronautical revenues per workload unit were Ps.227.3, which represented an increase of 16.9%. During 2021, average aeronautical revenues per workload unit were Ps.248.9, which represented an increase of 9.5%. During 2022, average aeronautical revenues per workload unit were Ps.292.5, which represented an increase of 11.2%. These increases resulted mainly from increases in tariffs due to adjustments for inflation in our new Master Development Programs.

Historically, we have set our tariffs for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year. We expect to continue this pricing strategy in the future. However, there can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future or that we will not be sanctioned in case we exceed our maximum rates. In prior years, in order to ensure our compliance with the maximum rate at a particular Mexican airport when the possibility of exceeding that maximum rate arose, we have taken actions in the latter part of the year, such as reducing our specific prices for aeronautical services and offering discounts or rebates, to ensure our compliance with the applicable maximum rate. For a discussion of risks related to our ability to set specific prices, see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate ” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.”

Jamaican Aeronautical Revenues

In Jamaica, revenues from passenger charges, aircraft landing and parking charges, airport security charges and passenger walkway charges are regulated by the JCAA. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Aeronautical Services.”

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

For MBJA, the airport charges were established with the concession on April 12, 2003. Regulated aeronautical charges are reviewed every five years. In 2020, the new revenue per passenger yield for the five-year period from 2020-2024 went into effect as of January 1, 2020. Passenger charges and other aeronautical charges increased by 21.1%, 2.0% and 2.6%, respectively, in 2020, 2021 and 2022.

For NMIA, the maximum rates for the five-year period from 2020-2024 came into effect on April 1, 2020. Thereafter, regulated aeronautical charges will be reviewed every five years. Aeronautical (Landing parking and bridge) charges increased by 10.3% and passenger and security charges increased by 48.5% in 2020. In 2021 and 2022, aeronautical (landing, parking, and bridge) charges remained unchanged, but passenger and security charges increased by 9.1%.

We filed a petition to review the tariffs, capital expenditures and the terms and conditions of the Concession Agreement for both airports due to the traffic impact of the COVID-19 pandemic. Our petition is under review. We expect a final decision during 2023.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s and PACKAL’s maximum regulated charges and the procedures for setting maximum regulated charges for future periods.

Non-Aeronautical Services Revenues

Non-aeronautical services historically generate a smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues represented 20.6%, 19.3% and 19.0% of total revenues in 2020, 2021 and 2022, respectively. Non-aeronautical revenues per terminal passenger were Ps.89.6, Ps.85.3 and Ps.92.5 in 2020, 2021 and 2022, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

Our revenues from non-aeronautical services are primarily derived from commercial activities. We divide non-aeronautical commercial activities into revenues from businesses operated by third parties and revenues from businesses operated directly. Businesses operated by third parties include leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities) and rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as timeshare developers, retail stores, food and beverage providers, car rental agencies and duty-free store operators, as well as fees collected from other miscellaneous sources, such as vending machines. Businesses operated directly by us include car parking, advertising, VIP lounges and convenience stores. Additionally, we derive revenues from the recovery of costs which are included in our non-aeronautical revenues.

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Services Revenues

	Year ended December 31,
	2020			2021			2022
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and terminal passenger data)
Non-aeronautical Services Revenues:
Businesses operated by third parties:
Leasing of space (1)	Ps.	207.8	8.5%	Ps.	242.9	6.6%	Ps.	305.8	5.9%
Car rentals		283.3	11.6		401.6	11.0		541.7	10.4
Food and beverage operations		304.8	12.4		517.3	14.1		778.5	15.0
Retail operations		253.8	10.4		401.6	11.0		614.0	11.8
Duty-free operations		312.5	12.8		537.1	14.7		711.3	13.7
Timeshare operators		102.7	4.2		189.2	5.2		238.2	4.6
Ground transportation		96.8	4.0		140.7	3.8		171.8	3.3
Communications and financial services		63.7	2.6		80.7	2.2		104.8	2.0
Other		78.7	3.2		118.7	3.2		155.3	3.0
Total businesses operated by third parties:		1,704.1	69.6%		2,629.8	71.8%		3,621.4	69.7%
Businesses operated directly by us:
Car parking charges		234.5	9.6		388.1	10.6		548.9	10.6
VIP lounges		144.9	5.9		53.2	1.5		374.0	7.2
Advertising		88.9	3.6		219.5	6.0		106.6	2.1
Convenience stores		102.1	4.2		185.3	5.1		322.9	6.2
Total businesses operated directly by us:		570.4	23.3		846.2	23.1		1,352.4	26.0
Recovery of costs (2)		173.5	7.1		186.5	5.1		223.4	4.3
Total non-aeronautical services revenues	Ps.	2,448.1	100.0%	Ps.	3,662.4	100.0%	Ps.	5,197.2	100.0%
Other Information:
Total terminal passengers (millions)		27.3			42.9			56.7
Non-aeronautical revenues per terminal passenger	Ps.	89.6		Ps.	85.3		Ps.	91.7
Change in non-aeronautical revenues per terminal passenger (year-on-year)			15.7%			(4.8)%			7.5%

(1)
Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)
Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

During 2020, 2021 and 2022, non-aeronautical revenues were Ps.2,448.1 million, Ps.3,662.4 million and Ps.5,197.2 million, respectively, representing a increase of 35.1% in 2020, an increase of 49.6% in 2021 and an increase of 41.9% in 2022. During 2020 and 2021, the effects of the COVID-19 pandemic were the primary factor affecting non-aeronautical revenues as a result of the decrease in passenger traffic as well as the discounts and other benefits granted to our tenants, in order to provide them with liquidity to restart their operations after the COVID-19 lockdowns were lifted. In 2022, revenues from non-aeronautical services at our airports accounted for 19.0% of the total revenues generated by our airports (in 2022, non-aeronautical revenues represented 23.1% of the sum of aeronautical and non-aeronautical revenues). While we believe that aeronautical revenues will continue to represent the majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues, except in the years in which the maximum tariffs are reset.

In 2022, non-aeronautical revenues per terminal passenger increased from Ps.85.3 in 2021 to Ps.91.7 in 2022, representing an increase of 7.5%. This increase is due to the fact that during 2022, the industry experienced a recovery from the effects of the COVID-19 pandemic, to the expansion of the terminal buildings and the commercial strategy implemented. In 2022, the number of terminal passengers increased 32.0% while non-aeronautical services increased 41.9%.

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

Approximately 98.3% of the contracts with third-party tenants that could be arranged as royalty-based have already been executed under those conditions (representing approximately 68.5% of our total non-aeronautical revenues). Under a royalty-based contract the amount tenants must pay is based on tenants’ revenues, subject to minimum guaranteed fixed amounts related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

Recognition of Revenues from Improvements to Concession Assets

IFRIC 12 requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets in relation to the concession’s obligation to perform improvements as established in the Master Development Programs in Mexico and the Capital Development Program in Jamaica. Revenues represent the value of the exchange between us and the respective government with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs in Mexico and Capital Development Program in Jamaica, and in exchange, the respective government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations under the Master Development Programs in Mexico and Capital Development Program in Jamaica should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs and Capital Development Program are included in the tariffs. Therefore, we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost of such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs and Capital Development Program.

Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to passenger traffic, which is the main driver of our revenues. In 2020, we recognized Ps.2,192.6 million in revenues from improvements to concession assets. This represented an increase of 15.0% as compared to 2019. In 2021, we recognized Ps.3,368.5 million in revenues from improvements to concession assets. This represented an increase of 53.6% as compared to 2020. During 2022, we recognized Ps.4,846.4 million in revenues from improvements to concession assets. This represented an increase of 43.9% as compared to 2021.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2020		2021		2022
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and workload unit data)
Operating Costs:
Employee costs (1)	Ps.	970.5	Ps.	1,115.8	Ps.	1,373.3	23.1%
Maintenance (1)		426.5		546.5		730.6	33.7
Safety, security and insurance (1)		458.3		510.4		577.1	13.1
Utilities (1)		355.6		391.8		474.0	21.0
Other (1) (2)		457.8		425.1		626.1	47.3
Technical assistance fees		289.1		526.2		756.6	43.8
Concession taxes		908.3		1,231.0		1,895.2	54.0
Depreciation and amortization:
Depreciation (3)		495.3		546.1		728.9	33.5
Amortization (4)		1,505.1		1,504.4		1,584.5	5.3
Total depreciation and amortization		2,000.4		2,050.5		2,313.4	12.8
Other (income) expenses - net		(12.7)		(8.2)		(26.5)	223.2
		5,853.8		6,789.2		8,719.8	28.4%
Cost of improvements to concession assets		2,192.6		3,368.5		4,846.4	43.9
Total operating costs	Ps.	8,046.4	Ps.	10,157.7	Ps.	13,566.2	33.6%
Other Information:
Total workload units (thousands) (5)		29,550.8		45,672.8		59,275.1
Cost of services per workload unit	Ps.	90.3	Ps.	65.5	Ps.	63.8	(2.6)%
Cost of services / the sum of aeronautical and non-aeronautical revenues (6)		27.6%		19.1%		16.8%

(1)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for expected credit loss and other operating cost.
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

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, as well as utilities (a portion of which we recover from our tenants) and various other miscellaneous expenses. Cost of services per workload unit is an indicator that is calculated by dividing the cost of services by the workload units for a given period. This indicator is affected annually by:

•
Increases and decreases in the different items included in the cost of services; and
•
Increases and decreases in the relative number of workload units.

Therefore, if the cost of services increases less in proportion to the increase in workload units, the cost of service per workload unit decreases. Similarly, the cost of service per workload unit increases in periods in which the costs of service remain stable but workload unit decline.

Our cost of services per workload unit was Ps.90.3 in 2020, Ps.65.5 in 2021 and Ps.63.8 in 2022. This represents a decrease of 27.5% from 2020 to 2021 and a decrease of 2.6% from 2021 to 2022 in both cases due to the increase in workload units. In 2022, the cost of services increased by 26.5% or Ps.791.4 million, while total workload units increased by 29.8%. This increase was primarily due to an increase in employee costs of Ps.257.5 million, an increase of Ps.201.0 million in other costs, an increase in maintenance costs of Ps.184.0 million, a Ps.66.7 million increase in safety and security costs and a Ps.82.2 million increase in utilities. Cost of services increased by Ps.642.8 million, or 27.4% for our Mexican airports, which was mainly due to a Ps.240.9 million increase in employee costs, a Ps.167.7 million increase in other costs, a Ps.140.2 million increase in maintenance, a Ps.55.7 million increase in safety and security costs and a Ps.38.2 million increase in utilities. Cost of services increased by Ps.148.6 million, or 23.2% for our Jamaican airports, mainly due to a Ps.44.0 million increase in utilities, a Ps.43.8 million increase in maintenance costs, a Ps.33.3 million increase in other costs, a Ps.16.6 million increase in employee costs and a Ps.10.9 million increase in safety, security and insurance costs. Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) increased by 470 basis points from 56.6% in 2021 to 61.3% in 2022, mainly as a result of a generalized increase in revenues resulting from the recovery of passenger traffic after the initial COVID-19 lockdowns.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides management and consulting services as well as technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated income from operations, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. In 2020, 2021 and 2022, this fee was Ps.289.1 million, Ps.526.2 million and Ps.756.6 million, respectively.

Technical Assistance Fees in Jamaica

Neither MBJA nor NMIA have a technical assistance agreement with third parties in place.

Concession Taxes

Mexican Concession Tax

We are subject to the Mexican Federal Duties Law, which requires each of our Mexican airports to pay a concession tax to the Mexican government currently equal to 5% of the gross annual revenues (excluding revenues from improvements to concession assets) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession tax rate may vary on an annual basis as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If Mexico’s Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the SICT; however, there can be no assurance that the SICT will approve our request.

In 2020, 2021 and 2022, this tax amounted to Ps.406.0 million, Ps.662.6 million and Ps.906.8 million, respectively.

Jamaican Concession Fees

Under the terms of the Concession Agreement and the relevant tax legislation, MBJA is required to pay a monthly concession fee per workload unit, to the Jamaican government. This is to allow it to use and develop the assets subject to the concession. MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee considers the period from April to March of each year, with payment required yearly.

According to the Concession Agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan or other payment to MBJA’s shareholders. To date, MBJA’s IRR Hurdle has not been reached; the aggregate as of December 2022 was 20.0%.

The concession fee applied in 2020 was U.S.$2.94 per workload unit serviced. In 2020, the sum of these monthly and annual concession fees was Ps.208.2 million. The concession fee for 2021 was U.S.$ 3.06 per workload unit served. In 2021, the sum of these monthly and annual concession fees was Ps.173.0 million. The concession fee for 2022 was U.S.$ 3.04 per workload unit served. In 2022, the sum of these monthly and annual concession fees was Ps.290.9 million.

The additional concession fee for the periods ending March 2020 and March 2021 was U.S.$17.2 million and U.S.$8.5 million, respectively. In the period ending in March 2022 we didn't generate any additional concession fee.

Under the terms of the NMIA Concession Agreement and the relevant tax legislation, PACKAL is required to pay a monthly concession fee of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues of NMIA, to the Jamaican government to allow it to use and develop the assets subject to the concession, except for certain cost recovery allowances.

For 2020, 2021 and 2022, PACKAL paid Ps.294.1 million, Ps.395.5 million and Ps.697.5 million, respectively, in concession fees.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we write-off the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs and could be superseded by new investments. In 2020, we did not write off any amounts. In 2021 and 2022, these write-offs totaled Ps.10.3 million and Ps.15.5 million, respectively. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10 and 11 to our audited consolidated financial statements.

Depreciation and Amortization of Jamaican Assets

Our depreciation and amortization expenses in Jamaica primarily reflect the amortization of our investment in our Jamaican airports. This includes the value of certain fixed assets the airports acquired pursuant to the investment requirements under their respective Capital Development Programs. In addition, amortization of MBJA and NMIA concessions’ fair value. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10 and 11 to our audited consolidated financial statements.

Cost of Improvements to Concession Assets

In compliance with our Master Development Programs in Mexico and the Capital Development Program in Jamaica, we invest in additions and upgrades to our concession assets. These investments are reflected according to IFRIC 12. In our case, because we hire third parties to provide construction and upgrade services and we do not recognize a premium on the cost of services, our revenues from improvements to concession assets are equal to the cost of improvements to concession assets such that the application of IFRIC 12 does not have a cash impact on our results.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than a consolidated) basis.

Our effective tax rates in 2020, 2021 and 2022 were 19.6%, 22.8% and 25.2%, respectively.

In 2022, our effective tax rate increased 237 basis points as compared to 2021, resulting from a Ps.1,534.1 million increase in our current tax expense due to a 56.8% increase in our income before income taxes as a result of the recovery in passenger traffic. This increase was offset due to a Ps.229.4 million increase in deferred income tax benefits due to higher inflation. The inflation rate in Mexico increased from 7.4% in 2021 to 7.8% in 2022.

In 2021, our effective tax rate increased 323 basis points as compared to 2020, resulting from a Ps.1,593.2 million increase in our current tax expense due to a 220.8% increase in our income before income taxes as a result of the recovery from the COVID-19 pandemic lockdowns. This increase was also due to a Ps.274.7 million increase in deferred income tax benefits due to higher inflation. The inflation rate in Mexico increased from 3.2% in 2020 to 7.4% in 2021.

In 2020, our effective tax rate decreased 610 basis points as compared to 2019, resulting from a Ps.1,333.3 million decrease in our current tax expense due to a 67.6% decrease in our earnings before income taxes as a result of the effects of the COVID-19 pandemic. This decrease was partially offset by a Ps.91.1 million increase in deferred income tax benefits due to higher inflation. The inflation rate in Mexico increased from 2.8% in 2019 to 3.2% in 2020.

In terms of cash flows, we paid Ps.812.0 million, Ps.1,017.1 million and Ps.4,356.8 million, in corporate taxes in 2020, 2021 and 2022, respectively, representing 34.0%, 13.0% and 35.5% of our earnings before taxes.

Taxation in Mexico

Beginning in 2014, the Mexican income tax rate was set at 30%. The income tax rate applies to all of our Mexican entities except for those entities with operations located on the Mexican side of the border with the United States, which are subject to an income tax rate of 20% pursuant to the Decree for Fiscal Incentives in the Northern Border Region (Decreto de Estímulos Fiscales Región Fronteriza Norte). On December 30, 2020, the Mexican government published a decree in the Official Gazette that extends the period during which the 20% income tax rate will apply to December 31, 2024.

We regularly review our deferred tax assets for recoverability. These assets are reduced as necessary to the extent that a future tax benefit is no longer probable. This is based on an analysis of historical taxable income, projected future taxable income and the expected timing of the reversal of existing temporary differences. In addition, Mexican tax law allows Mexican companies utilizing tax amortization rates that are lower than the maximum allowable rates to modify their tax amortization rates every five years, without exceeding the maximum allowable rate. Beginning in 2000, we utilized rates lower than the 15% maximum allowable rate to amortize our airport concessions and rights to use airport facilities for tax purposes.

Taxation in Jamaica

Jamaican companies, including our Jamaican airports, are required to pay corporate income tax on taxable profits, employer taxes on certain employee costs and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if any dividends are paid to shareholders in subsequent fiscal years, based on a prescribed formula. In 2020, 2021 and 2022, our Jamaican airports incurred U.S.$1.0 million (Ps.21.1 million), U.S.$6.9 million (Ps.139.2 million) and U.S.$16.7 million (Ps.334.6 million), respectively, in corporate income tax liabilities.

Employee Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the statutory employee profit sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer. Profit sharing is calculated by adjusting the year's taxable income by the income tax for that year as amended by certain provisions. As a result of the 2021 Labor Reform, the employee profit sharing distribution is capped at three months’ employee salary or the average distribution made over the previous three years, whichever is higher. Therefore, the effective payment for this concept is significantly less than the established percentage.

Employee Profit Sharing in Jamaica

Our Jamaican airports are not subject to a profit sharing regime.

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted to Ps.8.7 million in 2020, Ps.9.7 million in 2021 and Ps.12.5 million in 2022.

Employee Retirement Plans in Jamaica

MBJA participates in a defined contribution pension scheme, the assets of which are held in a separate fund administered by trustees and a fund Administrator. Under this contribution pension scheme MBJA pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. MBJA’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.0.9 million in 2020, Ps.1.6 million in 2021 and Ps.2.8 million in 2022.

As of October 10, 2020 PACKAL participates in a defined contribution pension scheme, given that all employees are permanent. The assets of the pension are held in an Approved Retirement Scheme. Under this contribution pension scheme, PACKAL pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. PACKAL’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.0.4 million in 2020, Ps.1.0 million in 2021 and Ps.1.9 million in 2022.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2020	2021	2022
(Appreciation) Depreciation of the Mexican peso as compared to the U.S. dollar (1)	5.9%	3.3%	(5.9)%
Mexican inflation rate (2)	3.2%	7.4%	7.8%
U.S. inflation rate (3)	1.4%	7.0%	6.5%
Increase in Mexican GDP (4)	(8.2)%	5.0%	3.0%

(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.19.9487 per U.S.$1.00 as of December 31, 2020, Ps.20.5835 per U.S.$1.00 as of December 31, 2021 and Ps.19.3615 per U.S.$1.00 as of December 31, 2022.
(2)
Based on changes in the Mexican CPI from the previous period, as reported by INEGI. The Mexican CPI at year-end was 109.272 in 2020, 117.308 in 2021 and 126.481 in 2022.
(3)
As reported by the U.S. Bureau of Labor Statistics.
(4)
Estimated as reported by INEGI.

The general condition of the Mexican economy, changes in the value of the peso as compared to the U.S. dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

•
Depreciation and amortization expense. According to IFRS, if inflation rates over a three-year period approach or exceed 100.0%, the incorporation of inflation into an entity’s financial statements becomes necessary. Therefore, non-monetary assets would be restated, and as a result, the depreciation and amortization of those assets would be higher, negatively affecting our net income.
•
Passenger charges. Passenger charges for international passengers are currently denominated in U.S. dollars but are invoiced and collected in pesos. Meanwhile, passenger charges for domestic passengers are denominated in pesos. Consequently, an appreciation of the peso against the U.S. dollar could cause declines in our revenues from passenger charges for international passengers and consequently in our aeronautical revenues. This would also produce a decline in peso-denominated revenues when compared with the previous year, because our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid for in Mexican pesos based on the average exchange rate for the month prior to each flight on which the charge is incurred.
•
Finance income (cost). As required by IFRS, our finance income (cost) reflects gains or losses from foreign exchange and gains and losses from interest earned or incurred, and as a consequence a depreciation or appreciation of the peso would impact the finance income (cost).
•
Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars. However, they are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2020, 2021 and 2022, we collected passenger charges from airlines for an average period of 67, 62 and 63 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SICT at least three times. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services. We may also be unable to adjust our prices upwards to maximize our regulated revenues.
•
Non-aeronautical revenues. In addition, some of our non-aeronautical revenue contracts are denominated and invoiced in U.S. dollars; however, some of them are collected in Mexican pesos. Consequently, an appreciation of the peso against the U.S. dollar would cause declines in our revenues from these U.S. dollar-denominated contracts.

Results of Operations by Subsidiary

Historically, our most profitable airports have been our Guadalajara, Los Cabos, Montego Bay and Puerto Vallarta international airports, which handle the majority of our international passengers. However, in 2020 due to the impact of the COVID-19 pandemic on our airports in tourist areas, our Tijuana airport was our second airport with the most passenger traffic. In 2020, our Tijuana airport had the lowest percentage decrease in passenger traffic (a decrease of 29.2% as compared to 2019). In 2021 and 2022, our Tijuana airport had the highest percentage increase in passenger traffic (an increase of 8.4% and 38.1% as compared to 2019).

We determine profitability per airport by dividing income from operations at each airport by total revenues for that airport. Operating margins at our Tijuana airport historically have been lower than at our other principal airports. This is because the maximum rates applicable to aeronautical services provided at our Tijuana airport are lower than those applicable to our other principal airports. This results from the amortization of our concession relative to the level of revenues being much higher at our Tijuana airport than at our other principal airports. This is because the original concession value assigned to Tijuana International Airport was proportionately higher.

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations

		Year ended December 31,
	2020		2021		2022
		(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	2,103,574	Ps.	3,296,419	Ps.	4,562,120
Non-aeronautical services		591,789		783,252		877,101
		2,695,364		4,079,672		5,439,221
Improvements to concession assets (1)		614,479		1,463,854		2,474,815
Total revenues		3,309,842		5,543,525		7,914,036
Total costs		1,837,386		2,929,322		4,016,621
Costs of operations (2)		752,508		972,506		1,038,575
Cost of improvements to concession assets (1)		614,479		1,463,854		2,474,815
Depreciation and amortization		368,964		390,393		439,418
Other expense		101,435		102,569		63,813
Income from operations		1,472,456		2,614,203		3,897,415
Operating margin (3)		44.49%		47.16%		49.25%
Tijuana:
Revenues:
Aeronautical services	Ps.	1,192,187	Ps.	1,944,451	Ps.	2,690,693
Non-aeronautical services		335,419		431,706		532,955
		1,527,606		2,376,156		3,223,648
Improvements to concession assets (1)		681,755		876,292		751,422
Total revenues		2,209,360		3,252,448		3,975,070
Total costs		1,407,306		1,756,191		1,747,712
Costs of operations (2)		406,858		550,855		652,611
Cost of improvements to concession assets (1)		681,755		876,292		751,422
Depreciation and amortization		254,634		255,470		341,674
Other expense		64,059		73,574		2,006
Income from operations		802,055		1,496,257		2,227,358
Operating margin (3)		36.30%		46.00%		56.03%
Los Cabos:
Revenues:
Aeronautical services	Ps.	971,021	Ps.	2,003,087	Ps.	2,711,345
Non-aeronautical services		460,939		839,580		1,093,300
		1,431,961		2,842,667		3,804,645
Improvements to concession assets (1)		339,231		520,812		624,893
Total revenues		1,771,191		3,363,479		4,429,538
Total costs		1,014,561		1,401,722		1,689,683
Costs of operations (2)		367,048		577,543		729,687
Cost of improvements to concession assets (1)		339,231		520,812		624,893
Depreciation and amortization		265,581		261,466		302,052
Other expense		42,702		41,901		33,051
Income from operations		756,630		1,961,757		2,739,855
Operating margin (3)		42.72%		58.33%		61.85%

	Year ended December 31,
	2020		2021		2022
		(thousands of pesos, except percentages)
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	776,424	Ps.	1,336,177	Ps.	2,278,063
Non-aeronautical services		266,442		389,823		524,261
		1,042,866		1,726,000		2,802,324
Improvements to concession assets (1)		67,026		285,667		523,993
Total revenues		1,109,892		2,011,667		3,326,317
Total costs		583,131		929,510		1,333,748
Costs of operations (2)		294,821		393,268		619,672
Cost of improvements to concession assets (1)		67,026		285,667		523,993
Depreciation and amortization		168,579		176,562		196,793
Other expense (income)		52,705		74,012		(6,710)
Income from operations		526,761		1,082,157		1,992,569
Operating margin (3)		47.46%		53.79%		59.90%
Montego Bay:
Revenues:
Aeronautical services	Ps.	695,879	Ps.	1,004,076	Ps.	1,689,682
Non-aeronautical services		327,158		454,519		693,603
		1,023,037		1,458,595		2,383,285
Improvements to concession assets (1)		138,768		93,205		109,715
Total revenues		1,161,805		1,551,800		2,493,000
Total costs		1,250,706		1,145,544		1,370,728
Costs of operations (2)		598,063		565,828		769,014
Cost of improvements to concession assets (1)		138,768		93,205		109,715
Depreciation and amortization		512,098		485,814		491,076
Other expense		1,777		697		923
Income from operations		(88,901)		406,256		1,122,272
Operating margin (3)		(7.65)%		26.18%		45.02%
Guanajuato:
Revenues:
Aeronautical services	Ps.	338,633	Ps.	570,402	Ps.	760,779
Non-aeronautical services		113,826		131,977		154,845
		452,459		702,379		915,624
Improvements to concession assets (1)		36,334		8,947		33,868
Total revenues		488,793		711,326		949,492
Total costs		272,749		294,703		344,353
Costs of operations (2)		137,900		188,934		232,591
Cost of improvements to concession assets (1)		36,334		8,947		33,868
Depreciation and amortization		72,362		75,962		80,874
Other expense (income)		26,153		20,860		(2,980)
Income from operations		216,044		416,623		605,139
Operating margin (3)		44.20%		58.57%		63.73%

	Year ended December 31,
	2020		2021		2022
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	204,650	Ps.	341,493	Ps.	457,013
Non-aeronautical services		64,609		70,135		79,181
		269,260		411,628		536,194
Improvements to concession assets (1)		19,329		17,148		74,231
Total revenues		288,588		428,776		610,425
Total costs		230,818		273,085		335,133
Costs of operations (2)		116,891		168,077		176,020
Cost of improvements to concession assets (1)		19,329		17,148		74,231
Depreciation and amortization		76,330		75,820		86,112
Other expense (income)		18,269		12,040		(1,231)
Income from operations		57,770		155,691		275,292
Operating margin (3)		20.02%		36.31%		45.10%
Other Airport Subsidiaries (4) :
Revenues:
Aeronautical services	Ps.	943,372	Ps.	1,487,850	Ps.	2,187,038
Non-aeronautical services		283,982		343,913		415,587
		1,227,354		1,831,763		2,602,625
Improvements to concession assets (1)		295,658		102,587		253,467
Total revenues		1,523,012		1,934,350		2,856,092
Total costs		1,557,645		1,629,097		2,164,046
Costs of operations (2)		938,431		1,199,842		1,644,987
Cost of improvements to concession assets (1)		295,658		102,587		253,467
Depreciation and amortization		240,766		269,678		284,653
Other expense (income)		82,790		56,990		(19,062)
Income from operations		(34,633)		305,253		692,047
Operating margin (3)		(2.27)%		15.78%		24.23%
Other Subsidiaries (5) :
Revenues:
Non-aeronautical services	Ps.	3,889	Ps.	217,534	Ps.	826,406
Total revenues		3,889		217,534		826,406
Total costs		(107,918)		(201,460)		564,159
Costs of operations (2)		253,651		130,041		569,727
Depreciation and amortization		41,046		59,373		90,669
Other (income)		(402,615)		(390,874)		(96,237)
Income from operations		111,807		418,995		262,248
Total:
Revenues:
Aeronautical services	Ps.	7,225,742	Ps.	11,983,954	Ps.	17,336,734
Non-aeronautical services		2,448,053		3,662,441		5,197,238
		9,673,795		15,646,395		22,533,972
Improvements to concession assets (1)		2,192,578		3,368,511		4,846,404
Total revenues		11,866,373		19,014,906		27,380,376
Total costs		8,046,384		10,157,714		13,566,182
Costs of operations (2)		3,866,170		4,746,895		6,432,884
Cost of improvements to concession assets (1)		2,192,578		3,368,511		4,846,404
Depreciation and amortization		2,000,361		2,050,539		2,313,321
Other (income)		(12,725)		(8,231)		(26,427)
Income from operations		3,819,989		8,857,192		13,814,194
Operating margin (3)		32.19%		46.58%		50.45%

(1)
Corresponds to recognition of revenues and costs pursuant to IFRIC 12.
(2)
Cost of operations includes cost of services, technical assistance fees and concession taxes.
(3)
We determine operating margin per airport by dividing income from operations at each airport or group of airports by total revenues for that airport or group of airports.

(4)
Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis, Manzanillo and Kingston airports.
(5)
Other subsidiaries data reflects the results of operations of our principal holding company as well as those of our administrative, operating and car parking services providers.

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2020		2021		2022		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	7,225,742	Ps.	11,983,954	Ps.	17,336,734	44.7%
Non-aeronautical services		2,448,053		3,662,441		5,197,238	41.9%
		9,673,795		15,646,395		22,533,972	44.0%
Improvements to concession assets		2,192,578		3,368,511		4,846,404	43.9%
Total revenues		11,866,373		19,014,906		27,380,376	44.0%
Operating costs:
Employee cost (1)		970,481		1,115,750		1,373,264	23.1%
Maintenance (1)		426,523		546,548		730,568	33.7%
Safety, security and insurance (1)		458,316		510,440		577,122	13.1%
Utilities (1)		355,562		391,836		474,032	21.0%
Allowance for expected credit loss (1)		86,596		15,487		41,444	167.6%
Other operating cost (1)		371,229		409,570		584,624	42.7%
Technical assistance fees		289,154		526,220		756,648	43.8%
Concession taxes		908,310		1,231,044		1,895,182	53.9%
Depreciation and amortization		2,000,360		2,050,539		2,313,321	12.8%
Other income		(12,726)		(8,231)		(26,427)	221.1%
Cost of improvements to concession assets		2,192,578		3,368,511		4,846,404	43.9%
Total costs		8,046,384		10,157,714		13,566,182	33.6%
Income from operations		3,819,989		8,857,192		13,814,194	56.0%
Finance cost
Finance income		410,512		420,271		835,989	98.9%
Finance cost		(1,514,250)		(1,686,540)		(2,455,918)	45.6%
Exchange gain, net		(330,484)		238,339		81,420	(65.8)%
Net finance cost		(1,434,222)		(1,027,930)		(1,538,509)	49.7%
Share of profit of associate		3		1		1	0.0%
Income before income taxes		2,385,770		7,829,263		12,275,686	56.8%
Income tax expense		467,067		1,785,546		3,090,212	73.1%
Profit for the year		1,918,703		6,043,717		9,185,474	52.0%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		580,308		30,810		(488,316)	(1,684.9)%
Cash flow hedges, effective portion of changes in fair value, net of income tax		(299,013)		500,765		100,966	(79.8)%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax		(16,658)		15,263		8,802	(42.3)%
Total comprehensive income for the year		2,183,340		6,590,555		8,806,926	33.6%
Profit for the year attributable to:
Controlling interest		1,968,856		5,997,492		9,013,147	50.3%
Non-controlling interesting		(50,153)		46,225		172,327	272.8%
Profit for the year		1,918,703		6,043,717		9,185,474	52.0%
Total comprehensive income for the year
Controlling interest		2,164,639		6,510,307		8,664,216	33.1%
Non-controlling interesting		18,701		80,248		142,710	77.8%
Total comprehensive income for the year		2,183,340		6,590,555		8,806,926	33.6%
Other operating data:
Operating margin (2)		32.2%		46.6%		50.5%	8.4%
Net margin (3)		16.2%		31.8%		33.5%	5.3%

(1)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for ECL and other operating cost.
(2)
Income from operations divided by total revenues, expressed as a percentage.
(3)
Profit for the year divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenues

Total revenues increased by Ps.8,365.5 million, or 44.0%, from Ps.19,014.9 million in 2021 to Ps.27,380.4 million in 2022. This is a result of the increase in passenger traffic and the increase in the maximum tariffs applicable in 2022. The total revenue increase was comprised of an increase of Ps.5,352.8 million, or 44.7%, in aeronautical services revenues, an increase of Ps.1,534.8 million, or 41.9%, in non-aeronautical revenues and an increase of Ps.1,477.9 million, or 43.9%, in revenues from improvements to concession assets, which increased as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased by Ps.5,352.8 million, or 44.7%, from Ps.11,984.0 million in 2021 to Ps.17,336.7 million in 2022, mainly due to an increase of Ps.4,240.7 million, or 40.5%, in revenues at our Mexican airports primarily as a result of an increase of Ps.3,770.8 million, or 41.4%, in revenues from passenger charges, due to the 28.5% increase in total passenger traffic as a result of the recovery from the impact of the COVID-19 pandemic and the increase in specific tariffs beginning in January 2022. Revenues from aircraft landing and parking fees in our Mexican airports increased by Ps.306.2 million, or 31.1%, while revenues from the leasing of space to airlines for ticket counters, airport security and complementary services increased by Ps.163.5 million, or 41.5%. Revenues from the Montego Bay airport increased by Ps.685.6 million, or 68.3%, in 2022 compared to 2021 mainly due to an increase in passenger traffic of 68.7% as a result of the lessening of travel restrictions in the country and an increase of the U.S. CPI of 6.5%. Revenues from PACKAL increased by Ps.426.5 million, or 85.3%, in 2022 compared to 2021 mainly due to an increase in passenger traffic of 88.1% as a result of the recovery from the impact of the COVID-19 pandemic.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.1,534.8 million, or 41.9%, from Ps.3,662.4 million in 2021 to Ps.5,197.2 million in 2022 primarily as a result of the recovery of total passenger traffic. Non-aeronautical services revenues at our Mexican airports increased Ps.1,231.6 million, or 40.3%, compared to 2021, driven mainly by an increase of Ps.737.1 million or 35.3%, in revenues from businesses operated by third parties. The increase in revenues from businesses operated by third parties was primarily driven by an increase in revenues from food and beverage operations, car rentals, duty-free stores, retail stores, timeshares, commercial spaces and other, which jointly increased by Ps.689.9 million or 36.5%. Revenues from businesses operated directly by us increased by Ps.473.8 million, or 57.4%, mainly due to an increase in car parking, convenience stores, advertising and VIP lounge revenues. Non-aeronautical services revenues from the Montego Bay airport increased by Ps.239.1 million, or 52.6% compared to 2021, mainly due to an increase in revenues from businesses operated by third parties by Ps.157.9 million, or 37.5%, primarily driven by an increase in food and beverage operations, car rentals, duty-free stores, retail stores and leasing of space. Non-aeronautical services revenues from PACKAL increased by Ps.64.2 million, or 42.8%, compared to 2021, mainly as a result of an increase in revenues from businesses operated by third parties mainly retail stores revenues, duty-free stores and car rentals.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets increased by Ps.1,477.9 million, or 43.9%, from Ps.3,368.5 million in 2021 to Ps.4,846.4 million in 2022. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. For 2022, the main commitments of improvements to concession assets included: (i) rehabilitation of the expansion of the terminal building and the expansion of the general apron at Los Cabos airport, (ii) construction of a new runway and taxiing runway, roads, hangar area, mixed-use building and parking lots at Guadalajara airport, (iii) rehabilitation of the taxiway at Puerto Vallarta airport, and (iv) expansion of Montego airport terminal.

Revenues by Airport

Total revenues for Guadalajara airport increased by Ps.2,370.5 million, or 42.8%, from Ps.5,543.5 million in 2021 to Ps.7,914.0 million in 2022 (revenues increased by Ps.1,359.5 million, or 33.3%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.1,265.7 million, or 38.4%, from Ps.3,296.4 million in 2021 to Ps.4,562.1 million in 2022. This increase in aeronautical services revenues was mainly due to a Ps.1,125.4 million, or 38.9%, increase in passenger charges driven by a 27.5% increase in passenger traffic and by the increase in specific tariffs beginning in January 2022. Non-aeronautical services revenues increased by Ps.93.8 million, or 12.0%, from Ps.783.3 million in 2021 to Ps.877.1 million in 2022. This increase in non-aeronautical services revenues was primarily due to a Ps.241.6 million increase in revenues from businesses operated by third parties, mainly by an increase in retail, food and beverage operations, car rentals and duty-free operations. Revenues from business lines operated by us decreased by Ps.147.8 million, or 76.5%, as a result of a decrease in revenues from car parking charges, VIP lounges, advertising and convenience store revenues. Revenues from improvements to concession assets increased by Ps.1,011.0 million, or 69.1%, in 2022 as compared to 2021.

Total revenues for Tijuana airport increased by Ps.722.6 million, or 22.2%, from Ps.3,252.4 million in 2021 to Ps.3,975.1 million in 2022 (revenues increased by Ps.847.5 million, or 35.7%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.746.2 million, or 38.4%, from Ps.1,944.5 million in 2021 to Ps.2,690.7 million in 2022. This increase in aeronautical services revenues was mainly due to an increase in passenger charges of Ps.672.1 million driven by a 38.7% increase in passenger traffic by 27.3% and by the increase in specific tariffs beginning in January 2022, as well as by an increase in revenues from landing charges, airport security charges, leasing of space to airlines and aircraft parking charges, which jointly increased by Ps.68.3 million. Non-aeronautical services revenues increased by Ps.101.3 million, or 23.5%, from Ps.431.7 million in 2021 to Ps.533.0 million in 2022, primarily due to an increase of Ps.98.6 million in revenues from business lines operated by third parties, composed mainly of an increase in revenues from food and beverage operations, retail, car rentals and leasing of spaces. Revenues from business lines operated by us increased by Ps.2.7 million, or 1.5%, as a result of an increase in revenues from car parking charges and advertising offset by a decrease in convenience store and VIP lounges. Revenues from improvements to concession assets decreased by Ps.124.9 million, or 14.2%, in 2022 as compared to 2021.

Total revenues for Los Cabos airport increased by Ps.1,066.1 million, or 31.7%, from Ps.3,363.4 million in 2021 to Ps.4,429.5 million in 2022 (revenues increased by Ps.962.0 million, or 33.8%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.708.3 million, or 35.4% from Ps.2,003.1 million in 2021 to Ps.2,711.3 million in 2022. The increase in aeronautical services revenues was mainly due to a Ps.653.6 million, or 38.5%, increase in passenger charges driven by a 26.5% increase in passenger traffic and by the increase in specific tariffs beginning in January 2022, as well as increases in revenues from landing charges, aircraft parking charges and complementary service providers which jointly increased Ps.54.7 million. Non-aeronautical services revenues increased by Ps.253.7 million, or 30.2%, from Ps.839.6 million in 2021 to Ps.1,093.3 million in 2022, mainly due to a Ps.298.1 million increase in revenues from business lines operated by third parties, driven by an increase in food and beverage operations, duty-free operations, time share operations, retail and car rental, and partially offset by a Ps.44.4 million decrease in revenues from business lines operated by us, driven mainly by an decrease in revenues in car parking charges and VIP lounge. Revenues from improvements to concession assets increased by Ps.104.1 million, or 20.0%, in 2022, as compared to 2021.

Total revenues for Puerto Vallarta airport increased by Ps.1,314.6 million, or 65.4%, from Ps.2,011.7 million in 2021 to Ps.3,326.3 million in 2022 (revenues increased by Ps.1,076.3 million, or 62.4%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.941.9 million, or 70.5%, from Ps.1,336.2 million in 2021 to Ps.2,278.1 million in 2022. This increase in aeronautical services revenues was primarily due to an increase in revenues from passenger charges of Ps.808.7 million or 70.2%, caused mainly by a 50.7% increase in passenger traffic and by the increase in specific tariffs as of January 1, 2022, as well as an increase in revenues of Ps.133.2 million from landing charges, aircraft parking charges, airport security charges and complementary service providers, jointly. Non-aeronautical services revenues increased by Ps.134.4 million, or 34.5%, from Ps.389.8 million in 2021 to Ps.524.3 million in 2022, due to a Ps.187.3 million increase in revenues from businesses operated by third parties, including retail operations, timeshare operations, car rentals, food and beverage operations and duty-free operations, and partially offset by a Ps.52.9 million decrease in revenues from business lines operated by us, mainly due to decreases in revenues from convenience stores and VIP lounges. Revenues from improvements to concession assets increased by Ps.238.3 million, or 83.4%, in 2022, as compared to 2021.

Total revenues for Montego Bay airport increased by Ps.941.2 million, or 60.7%, from Ps.1,551.8 million in 2021 to Ps.2,493.0 million in 2022 (revenues increased by Ps.924.7 million, or 63.4%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.685.6 million, or 68.3%, from Ps.1,004.1 million in 2021 to Ps.1,689.7 million in 2022. This increase in aeronautical services revenues was mainly due to a Ps.468.2 million, or 72.9%, increase in revenues from passenger charges. In addition, there was an increase of Ps.207.7 million, or 62.1%, in revenues from complementary service providers, landing charges and airport security charges, jointly. Non-aeronautical services revenues increased by Ps.239.1 million, or 52.6%, from Ps.454.5 million in 2021 to Ps.693.6 million in 2022, primarily due to a Ps.214.4 million increase in revenues from businesses operated by third parties, mainly due to an increase in revenues from duty-free operations, leasing of space, car rentals and food and beverage operations. Revenues from improvements to concession assets increased by Ps.16.5 million, or 17.7%, in 2022, as compared to 2021.

Total revenues for Guanajuato airport increased by Ps.238.2 million, or 33.5%, from Ps.711.3 million in 2021 to Ps.949.5 million in 2022 (revenues increased Ps.213.2 million, or 30.4%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.190.4 million, or 33.4%, from Ps.570.4 million in 2021 to Ps.760.8 million in 2022, mainly due to an increase in passenger charges of Ps.167.7 million, or 33.6%, driven by a 22.9% increase in passenger traffic and by the increase in specific tariffs as of January 1, 2022, as well as a Ps.22.7 million combined increase in revenues from landing charges, aircraft parking charges, airport security charges, leasing of space to airlines and complementary service providers. Non-aeronautical services revenues increased by Ps.22.9 million, or 17.3%, from Ps.132.0 million in 2021 to Ps.154.8 million in 2022. This increase in non-aeronautical services revenues is a result of a Ps.56.5 million increase in revenues from businesses operated by third parties, and partially offset by a Ps.33.6 million decrease in revenues from businesses operated by us. Revenues from improvements to concession assets increased by Ps.24.9 million, or 278.5%, in 2022, as compared to 2021.

Total revenues for Hermosillo airport increased by Ps.181.6 million, or 42.4%, from Ps.428.7 million in 2021 to Ps.610.4 million in 2022 (revenues increased Ps.124.6 million, or 30.3%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues increased by Ps.115.5 million, or 33.8%, from Ps.341.5 million in 2021 to Ps.457.0 million in 2022, mainly due to an increase in passenger charges of Ps.97.1 million, or 35.3%, caused by a 24.7% increase in passenger traffic and by the increase in specific tariffs as of January 1, 2022, as well as an increase of Ps.18.4 million jointly in revenues from landing charges, complementary service providers, aircraft parking charges, airport security charges and leasing of space to airlines. Non-aeronautical services revenues increased by Ps.9.0 million, or 12.9%, from Ps.70.1 million in 2021 to Ps.79.2 million in 2022, primarily due to a Ps.23.2 million increase in revenues from business lines operated by third parties, mainly due to an increase in revenues from car rentals and food and beverage operations partially offset by a Ps.14.2 million decrease in revenues from business lines operated by us, composed mainly by a decrease in revenues from VIP lounges and car parking service. Revenues from improvements to concession assets increased by Ps.57.1 million, or 332.9%, in 2022, as compared to 2021.

Total revenues for our other seven airports increased by Ps.921.7 million, or 47.7%, from Ps.1,934.4 million in 2021 to Ps.2,856.1 million in 2022 (revenues increased by Ps.770.9 million, or 42.1%, taking into account only revenues from aeronautical and non-aeronautical services). Aeronautical services revenues at these airports increased by Ps.699.2 million, or 47.0%, from Ps.1,487.9 million in 2021 to Ps.2,187.0 million in 2022, mainly due to an increase in passenger charges of Ps.474.2 million, or 43.9%, caused by a 30.4% increase in passenger traffic and by the increase in specific tariffs, as well as an increase of Ps.182.5 million in revenues from landing charges, airport security charges and aircraft parking charges. Non-aeronautical services revenues increased by Ps.71.7 million, or 20.8%, from Ps.343.9 million in 2021 to Ps.415.6 million in 2022, primarily due to a Ps.99.2 million increase in revenues from businesses operated by third parties, including from leasing space for retail, car rental, retail operations, ground transportation and duty-free stores and a Ps.27.5 million decrease in revenues from business lines operated by us, including revenues related to VIP lounges and car parking services. Revenues from improvements to concession assets decreased by Ps.150.9 million or 147.1%, in 2022, as compared to 2021.

Revenues from non-aeronautical services of the non-airport subsidiaries of the Company increased Ps.608.9 million, from Ps.217.5 million in 2021 to Ps.826.4 million in 2022, corresponding to an increase in revenues from business lines operated directly by us, mainly in VIP lounges of Ps.232.5 million, car parking services of Ps.166.1 million, convenience stores of Ps.170.6 million and advertising of Ps.39.9 million.

Operating Costs

Total operating costs increased by Ps.3,408.5 million, or 33.6%, from Ps.10,157.7 million in 2021 to Ps.13,566.2 million in 2022, primarily due to an increase in operating costs for our Mexican airports of Ps.2,808.3 million, or 33.6%, from Ps.8,353.4 million in 2021 to Ps.11,161.7 million in 2022. Operating costs of MBJA increased by Ps.215.3 million, or 18.7%, from Ps.1,151.9 million in 2021 to Ps.1,367.2 million in 2022. Operating costs of PACKAL increased by Ps.384.9 million, or 59.0%, from Ps.652.4 million in 2021 to Ps.1,037.3 million in 2022.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security and insurance, utilities, allowance for expected credit loss and other expenses, increased by Ps.791.4 million, or 26.5%, from Ps.2,989.6 million in 2021 to Ps.3,781.1 million in 2022.

Cost of services for our Mexican airports increased by Ps.642.8 million, or 27.4%, in 2022 compared to 2021. The change in cost of services for these airports was composed primarily of the following factors:

•
Employee costs increased Ps.240.9 million, or 26.2%, compared to 2021, mainly due to additional personnel that were integrated into the operation of the airports due to the recovery of passenger traffic and changes in labor legislation.
•
Maintenance costs increased by Ps.140.2 million, or 30.8%, compared to 2021 due to the expansion of terminals and operations areas.
•
Safety, security and insurance costs increased Ps.55.7 million, or 15.1%, compared to 2021, mainly due to an increase in the number of security staff as compared to 2021 when the partial closure of some operating areas reduced the need for personnel.
•
Utility costs increased by Ps.38.2 million, or 15.4%, compared to 2021, mainly due to the increase in the consumption of electrical energy derived from the opening of new operational areas, the rise in the price of fuels and the increase in water fees.
•
Other operating expenses increased by Ps.167.7 million, or 46.9%, mainly due to the increase in the cost of sales in the VIP lounges and convenience stores, FBO services, consultancy fees, allowance for credit losses and travel expenses for Ps.136.8 million.

Of our Mexican airports, Guadalajara airport contributed the most to our cost of services in 2022, representing 20.3% of our total cost of services.

The cost of services at Guadalajara airport increased by Ps.138.5 million, or 22.0%, from Ps.628.8 million in 2021 to Ps.767.3 million in 2022. This increase was primarily as a result of an increase of Ps.144.3 million in other operating expenses and Ps.11.0 million in maintenance expenses, and partially offset by a decrease of Ps.32.1 million in employee costs.

Costs of services at Montego Bay airport increased by Ps.85.1 million, or 21.6%, in 2022 compared to 2021. The change in cost of services for this airport was primarily as a result of an increase of Ps.29.7 million in utility costs, Ps.21.3 million in maintenance expenses, and other costs of Ps.13.3 million.

Costs of services for PACKAL increased by Ps.63.5 million, or 25.8%, in 2022 compared to 2021. The change in cost of services for this airport was primarily as a result of increases of Ps.22.5 million in maintenance expenses, Ps.14.6 million in other operating expenses and Ps.14.3 million in utility costs, among others.

Technical Assistance Fees

Technical assistance fees increased by Ps.230.4 million, or 43.8%, from Ps.526.2 million in 2021 to Ps.756.6 million in 2022. This increase in technical assistance fees was mainly due to an increase in our consolidated income from operations at our Mexican airports, which is used to calculate the technical assistance fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

As a result of the increase in revenues (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes increased by Ps.664.1 million, or 53.9%, from Ps.1,231.0 million in 2021 to Ps.1,895.2 million in 2022.

Depreciation and Amortization

Depreciation and amortization increased by Ps.262.8 million, or 12.8%, from Ps.2,050.5 million in 2021 to Ps.2,313.3 million in 2022. This is mainly due to the growth in infrastructure, resulting from the fulfillment of our Master Development Programs and Capital Development Programs.

Other (Income) expense

Other income increased by Ps.18.2 million, or 221.1%, from income of Ps.8.2 million in 2021 to income of Ps.26.4 million in 2022.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets increased by Ps.1,477.9 million, or 43.9%, from Ps.3,368.5 million in 2021 to Ps.4,846.4 million in 2022. In Mexico, the cost of improvements to concession assets increased by Ps.1,441.4 million or 44.0% in 2022, as compared to 2021. Cost of improvements to concession assets for MBJA increased by Ps.16.5 million, or 17.7% as a result of the amounts committed in our

Capital Development Program for 2022. In 2022, MBJA recognized Ps.109.7 million in cost of improvements to concession assets, as compared to Ps.93.2 million in 2021. During 2021, PACKAL recognized no investments in improvements to concession assets were made. In 2022, PACKAL recognized Ps.19.9 million in cost of improvements to concession assets.

Operating Costs by Airport

Operating costs for Guadalajara airport increased by Ps.1,087.3 million, or 37.1%, from Ps.2,929.3 million in 2021 to Ps.4,016.6 million in 2022. This increase was primarily due to a Ps.1,011.0 million, or 69.1%, increase in the cost of improvements to concession assets from Ps.1,463.9 million in 2021 to Ps.2,474.8 million in 2022 and a Ps.66.1 million, or 6.8% increase in the cost of operations, mainly driven by increases in the costs of safety, security and insurance, maintenance, utilities and concession taxes. Depreciation and amortization increased by Ps.49.0 million, or 12.6%, in 2022 as compared to 2021. Operating costs increased by Ps.76.3 million, or 5.2%, without including the cost of improvements to concession assets.

Operating costs for Tijuana airport decreased by Ps.8.5 million, or 0.5%, from Ps.1,756.2 million in 2021 to Ps.1,747.7 million in 2022. This decrease was mainly due to a Ps.124.9 million, or 14.3%, decrease in the cost of improvements to concession assets from Ps.876.3 million in 2021 to Ps.751.4 million in 2022, partially offset by an increase of Ps.101.8 million, or 18.5% in cost of operation from Ps.550.9 million in 2021 to Ps.652.6 million in 2022 mainly driven by safety, security and insurance, other operating costs, maintenance and concession taxes. Depreciation and amortization increased by Ps.86.2 million, or 33.7% in 2022 as compared to 2021. Operating costs increased by Ps.116.4 million, or 13.2%, without including the cost of improvements to concession assets.

Operating costs for Los Cabos airport increased by Ps.288.0 million, or 20.5%, from Ps.1,401.7 million in 2021 to Ps.1,689.7 million in 2022. This increase was mainly due to a Ps.152.1 million, or 26.3%, increase in the cost of operations mainly in utilities, maintenance, other operating costs and concession taxes, from Ps.577.5 million in 2021 to Ps.729.7 million in 2022 and cost of improvements to concession assets increased by Ps.104.1 million, or 20.0%, from Ps.520.8 million in 2021 to Ps.624.9 million in 2022. Depreciation and amortization increased by Ps.40.6 million, or 15.5% in 2022 as compared to 2021. Operating costs increased by Ps.183.9 million, or 20.9%, without including the cost of improvements to concession assets.

Operating costs for Puerto Vallarta airport increased by Ps.404.2 million, or 43.5%, from Ps.929.5 million in 2021 to Ps.1,333.7 million in 2022. This increase was primarily due to an increase of Ps.238.3 million, or 83.4% in the cost of improvements to concession assets from Ps.285.7 million in 2021 to Ps.524.0 million in 2022 and cost of operations of Ps.226.4 million, or 57.6%, driven by increases in maintenance, utilities, safety, security and insurance, maintenance and concession taxes and. Depreciation and amortization increased by Ps.20.2 million, or 11.5%, in 2022 as compared to 2021. Operating costs increased by Ps.165.9 million, or 25.8%, without including the cost of improvements to concession assets.

Operating costs for Montego Bay airport increased by Ps.225.2 million, or 19.7%, from Ps.1,145.5 million in 2021 to Ps.1,370.7 million in 2022. This increase was mainly due to an increase in costs of operations by Ps.203.2 million, or 35.9%, from Ps.565.7 million in 2021 to Ps.769.0 million in 2022, mainly in maintenance costs, safety, security and insurance and concession taxes, and in the cost of improvements to concession assets of Ps.16.5 million, or 17.7%, from Ps.93.2 million in 2021 to Ps.109.7 million in 2022. Depreciation and amortization expenses increased by Ps.5.3 million, or 1.1%, from Ps.485.8 million in 2021 to Ps.491.1 million in 2022. Operating costs increased by Ps.203.2 million, or 35.9%, without including the cost of improvements to concession assets.

Operating costs for Guanajuato airport increased by Ps.49.6 million, or 16.8%, from Ps.294.7 million in 2021 to Ps.344.4 million in 2022. This increase of Ps.43.7 million, or 23.1%, was mainly in maintenance, safety, security and insurance, employee cost, and other expenses. The cost of improvements to concession assets increased by Ps.24.9 million, or 278.5%, from Ps.8.9 million in 2021 to Ps.33.9 million in 2022. Depreciation and amortization increased by Ps.4.9 million, or 6.5%, in 2022 as compared to 2021. Operating costs increased by Ps.24.7 million, or 8.7%, without including the cost of improvements to concession assets.

Operating costs for Hermosillo airport increased by Ps.62.0 million, or 22.7%, from Ps.273.1 million in 2021 to Ps.335.1 million in 2022. This increase was mainly due to an increase in the cost of improvements to concession of Ps.57.1 million, or 332.9%, from Ps.17.1 million in 2021 to Ps.74.2 million in 2022, and an increase in cost of operations of Ps.7.9 million, or 4.7%, mainly in costs of maintenance, safety and security, other costs and concession taxes. Depreciation and amortization increased by Ps.10.3 million, or 13.6%, in 2022 as compared to 2021. Operating costs increased by Ps.5.0 million, or 1.9%, without including the cost of improvements to concession assets.

Operating costs for our other seven airports increased by Ps.534.9 million, or 32.8%, from Ps.1,629.1 million in 2021 to Ps.2,164.0 million in 2022. This increase was primarily due to an increase of Ps.445.1 million, or 37.1%, in the cost of operations, from Ps.1,199.8 million in 2021 to Ps.1,645.0 million in 2022, mainly as a result of increases in the costs of maintenance, utilities, safety and security, employee costs, concession fees and other expenses. The cost of improvements to concession assets increased by Ps.150.9 million, or 147.1%, from Ps.102.6 million in 2021 to Ps.253.5 million in 2022. Depreciation and amortization increased by Ps.15.0 million, or 5.6%, in 2022 as compared to 2021. Operating costs increased by Ps.384.1 million, or 25.2%, without including the cost of improvements to concession assets.

Income from Operations

Income from operations increased by Ps.4,957.0 million, or 56.0%, from Ps.8,857.2 million in 2021 to Ps.13,814.2 million in 2022. This increase was due to a Ps.8,365.5 million increase in total revenues in 2022. This increase was partially offset by a Ps.894.6 million increase in technical assistance fees and concession taxes, jointly and a Ps.791.4 million increase in cost of service. Our operating margin increased by 390 basis points, from 46.6% in 2021 to 50.5% in 2022 (taking into account only the sum of aeronautical and non-aeronautical services revenues, our operating margin increased by 470 basis points in 2022, from 56.6% in 2021 to 61.3% in 2022).

Historically, our most profitable airports have been our Guadalajara, Los Cabos and Puerto Vallarta airports, which handle the majority of our international passengers in Mexico. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because of a combination of (i) a high initial concession value, and consequently larger amortizations thereof, and (ii) lower revenues due to low maximum rates applicable to aeronautical services. However, in 2020 due to the impact of the COVID-19 pandemic on our airports in tourist areas, our Tijuana airport was our second airport with the highest passenger traffic. In 2021, Tijuana airport had the highest percentage increase in passenger traffic (an increase of 8.4% versus the pre-pandemic year of 2019) and was again our fourth most profitable airport behind our Guadalajara, Los Cabos and MBJ airports (taking into account only the sum of aeronautical and non-aeronautical services revenues). In 2022, Tijuana airport had the highest percentage increase in passenger traffic (an increase of 38.1% versus the pre-pandemic year of 2019) and was again our fourth most profitable airport behind our Guadalajara, Los Cabos and MBJ airports (taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from Operations by Airport

Income from operations for Guadalajara airport increased by Ps.1,283.2 million, or 49.1%, from Ps.2,614.2 million in 2021 to Ps.3,897.4 million in 2022, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.1,359.5 million, partially offset by an increase in operating expenses of Ps.76.3 million. The operating margin increased by 200 basis points, from 47.2% in 2021 to 49.2% in 2022 (operating margin increased by 760 basis points, from 64.1% in 2021 to 71.7% in 2022, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for Tijuana airport increased by Ps.731.1 million, or 48.9%, from Ps.1,496.3 million in 2021 to Ps.2,227.4 million in 2022, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.847.5 million, partially offset by an increase in operating expenses of Ps.116.4 million. The operating margin increased by 1000 basis points from 46.0% in 2021 to 56.0% in 2022 (operating margin increased by 610 basis points from 63.0% in 2021 to 69.1% in 2022, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for Los Cabos airport increased by Ps.778.1 million, or 39.7%, from Ps.1,961.8 million in 2021 to Ps.2,739.9 million in 2022, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.962.0 million, partially offset by an increase in operating expenses of Ps.183.9 million. The operating margin increased by 360 basis points from 58.3% in 2021 to 61.9% in 2022 (operating margin increased by 300 basis points, from 69.0% in 2021 to 72.0% in 2022, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for Puerto Vallarta airport increased by Ps.910.4 million, or 84.1%, from Ps.1,082.2 million in 2021 to Ps.1,992.6 million in 2022, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.1,076.3 million, partially offset by an increase in operating expenses of Ps.165.9 million. The operating margin increased by 610 basis points from 53.8% in 2021 to 59.9% in 2022 (operating margin increased by 840 basis points from 62.7% in 2021 to 71.1% in 2022, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for Montego Bay airport increased by Ps.715.9 million, or 176.2%, from Ps.406.3 million in 2021 to Ps.1,122.2 million in 2022, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.924.7 million, which was partially offset by a increase in operating expenses of Ps.208.7 million. The operating margin increased by 1880 basis points from a negative margin of 26.2% in 2021 to 45.0% in 2022 (operating margin increased by 1920 basis points from a negative margin of 27.9% in 2021 to 47.1% in 2022, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for Guanajuato airport increased by Ps.188.5 million, or 45.2%, from Ps.416.6 million in 2021 to Ps.605.1 million in 2022, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.213.2 million, partially offset by an increase in operating expenses of Ps.24.7 million. The operating margin increased by 510 basis points from 58.6% in 2021 to 63.7% in 2022 (operating margin increased by 680 basis points from 59.3% in 2021 to 66.1% in 2022, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for the Hermosillo airport increased by Ps.119.6 million, or 76.8%, from Ps.155.7 million in 2021 to Ps.275.3 million in 2022, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.124.6 million, partially offset by an increase in operating expenses of Ps.5.0 million. The operating margin increased by 880 basis points from 36.3% in 2021 to 45.1% in 2022 (operating margin increased by 1350 basis points from 37.8% in 2021 to 51.3% in 2022, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from operations for our seven other airports increased by Ps.386.8 million, or 126.7%, from Ps.305.2 million in 2021 to Ps.692.0 million in 2022, primarily due to an increase in aeronautical and non-aeronautical services revenues of Ps.770.9 million, partially offset by an increase in operating expenses of Ps.445.1 million. The operating margin increased by 840 basis points from 15.8% in 2021 to 24.2% in 2022 (operating margin increased by 990 basis points from 16.7% in 2021 to 26.6% in 2022, taking into account only the sum of aeronautical and non-aeronautical services revenues).

Finance Cost

Finance cost in 2022 increased by Ps.510.6 million, or 49.7%, from a net expense of Ps.1,027.9 million in 2021 to a net expense of Ps.1,538.5 million in 2022. This increase was mainly due to a foreign exchange loss of Ps.156.9 million as foreign exchange rate fluctuations went from an income of Ps.238.3 million in 2021 to income of Ps.81.4 million in 2022 as a result of a 5.9% appreciation of the peso, which went from Ps.20.5835 per U.S. dollar at December 31, 2021 to Ps.19.3615 per U.S. dollar on December 30, 2022. During 2022, we recognized Ps.519.1 million in expense from exchange rate differences on translating foreign operations, recognized within other comprehensive income, in accordance with applicable norms. Interest expense increased by Ps.768.5 million, or 45.6%, in 2022 as compared to 2021, mainly due to the issuance of new long-term debt securities and an increase in the reference interest rates for those securities. Interest income increased by Ps.415.3 million, or 98.8%, in 2022 as compared to 2021 mainly due to an increase in the reference interest rates during 2022.

Income Taxes

Income taxes increased in 2022 by Ps.1,304.7 million, or 73.1%, from Ps.1,785.5 million in 2021 to Ps.3,090.2 million in 2022. The Mexican airports’ current tax increased by Ps.1,338.9 million. MBJA’s current tax increased by Ps.172.6 million, while DCA’s current tax increased by Ps.1.1 million and PACKAL increased by Ps. 21.4 million. Our benefit from deferred tax increased by Ps.229.5 million due to a 7.8% inflation rate in 2022 as compared to a 7.4% inflation rate in 2021. Our effective tax rate increased from 22.8% in 2021 to 25.2% in 2022, primarily due to a 17.3% increase in our earnings before income taxes from Ps.7,829.3 million in 2021 to Ps.9,185.5 million in 2022, primarily as a result of the recovery in passenger traffic.

Total Comprehensive Income for the Year Attributable to Controlling Interest

Total comprehensive income for the year increased by Ps.2,153.9 million, or 33.1%, from Ps.6,510.3 million in 2021 to Ps.8,664.2 million in 2022. Income from operations increased by Ps.4,957.0 million, mainly as a result of a Ps.8,365.5 million increase in total revenues, and partially offset by an increase of Ps.3,408.5 million in total operating costs and an increase of Ps.1,304.7 million in income taxes. The cash flow hedge reserve decreased by Ps.399.8 million. In addition, there was a decrease of Ps.519.1 million in currency translation effect, due to the exchange rate differences on translating foreign operations resulting from the depreciation of the peso in 2022. Our net margin increased from 31.8% in 2021 to 33.5% in 2022 (taking into account only aeronautical and non-aeronautical services revenues, net margin increased from 38.6% in 2021 to 40.8% in 2022).

Statement of Financial Position

Our financial position as of December 31, 2022 increased by Ps.5,182.3 million, or 9.4%, as compared to December 31, 2021, primarily due to: (i) a Ps.3,402.6 million increase in improvements to concession assets, and (ii) a Ps.2,475.1 million increase in machinery, equipment and leasehold improvements and advances to suppliers. These increases were partially offset by a Ps.572.3 million decrease in other current assets, among others.

Total liabilities as of December 31, 2022 increased by Ps.5,782.8 million, or 16.6%, as compared to December 31, 2021, primarily due to: (i) a Ps.3,957.0 million increase in debt securities issued and (ii) a Ps.3,000.0 million increase in bank loans. These increases were partially offset by decreases of: (i) Ps.461.5 million in income taxes payable, (ii) Ps.435.6 million in accounts payable and (iii) Ps.117.8 million in deferred income taxes, among others.

Results of Operations for the Year ended December 31, 2021 Compared to the Year Ended December 31, 2020

For a comparison of the results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020, see “Item 5, Operating and Financial Review and Prospects – Results of Operations for the Year ended December 31, 2021 Compared to the Year Ended December 31, 2020” in our Fiscal Year 2021 Form 20-F.

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

As of December 31, 2020, 2021 and 2022 we had Ps.14,444.5 million, Ps.13,332.9 million and Ps.12,371.5 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2020, 2021 and 2022.

During 2023, we have one debt maturities coming due, our “GAP-20-2” debt securities in June for Ps.602.0 million and a Scotiabank loan for Ps. 1.5 billion in November 2023. See “Item 5, Recent Developments –Indebtedness – Indebtedness in Mexico.”

We anticipate that we will be able to meet our financial and operational obligations with our current cash and equivalents. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control,” and “Item 5 – Developments related to the outbreak of COVID-19." For information regarding our estimated committed investments and sources of liquidity for those commitments, see “Item 4, Information on the Company – History and Development of the Company – Master Development Programs – Estimated Committed Investments by Mexican Airport (2020-2024).”

Cash Flows

Cash flows for the year ended December 31, 2022 as compared to cash flows for the year ended December 31, 2021

Cash and cash equivalents decreased by Ps.961.4 million, or 7.2%, from Ps.13,332.9 million in 2021 to Ps.12,371.5 million in 2022, mainly due to (i) a (net) increase of Ps.3,957.6 million from the issuance of long-term debt securities in an aggregate principal amount of Ps.7,757.6 million; (ii) an increase in net cash flows provided by operating activities in 2022 as compared to 2021 as a result of the recovery of passenger traffic from the impact of the COVID-19 pandemic. The Ps.1,190.9 million increase in net cash provided by operating activities was primarily due to an increase of Ps.3,141.8 million, or 52.0%, as compared to 2021, in profit for the year, a decrease of Ps.1,024.2 million, or 82.3%, as compared to 2021, in accounts payable and an increase in recoverable taxes of Ps. 667.9 million and partially offset by an increase of Ps.3,339.7 million, or 328.3%, in income taxes paid and of Ps. 262.8 million in interest expense for financing activity in 2022 as compared to 2021. Net cash flows used in investing activities increased by Ps.3,513.1 million. Partially offset by a decrease of Ps.2,425.8 million in net cash flows used in financing activities resulting from an increase in bank loans of Ps.3,093.4 million, a decrease in the repayment of bank loans for a total of Ps.1,902.7 million and Ps. 1,000.1 million in repurchasing shares, partially offset by Ps. 2,300.0 million in repayments of long-term debt securities and Ps.568.4 million in interest paid.

Cash and cash equivalents were mainly used for: (i) dividends declared and paid of Ps.7,313.7 million (Ps.3,675.7 million on May 16, 2022 and Ps.3,638.0 million on November 17, 2022); (ii) purchases of machinery and equipment, improvements to leased buildings and concession assets and advance payments to suppliers of Ps.8,431.1 million; (iii) Ps.2,000.0 in share repurchases and (iv) Ps.2,227.9 million in payments to service the cost of debt.

Cash flows for the year ended December 31, 2021 as compared to cash flows for the year ended December 31, 2020

For a comparison of the cash flows for the year ended December 31, 2021 as compared to the cash flows for the year ended December 31, 2020, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash flows for the year ended December 31, 2021 as compared to cash flows for the year ended December 31, 2020” in our Fiscal Year 2020 Form 20-F.

Indebtedness

Indebtedness in Mexico

On February 13, 2020, we issued Ps.3,000.0 million in debt securities on the Mexican market, under the ticker symbol “GAP 20”. Proceeds from the issuance were allocated for liability management (on February 14, 2020 we paid our “GAP 15” debt securities with Ps.2,200 million from the proceeds) and to finance investments set forth in our Master Development Programs for 2020. Interest is payable every 28 days at a variable rate of TIIE-28 plus 17 basis points. Principal on these bond certificates will be due at maturity on February 16, 2025.

On April 13, 2020, we entered into a loan agreement with Scotiabank for Ps.1,000.0 million, with a 15-month term and principal payment upon maturity, paying a variable interest rate of 28-day TIIE plus 100 basis points. Proceeds were allocated for general corporate purposes. On May 13, 2021, the balance amount was paid.

On May 15, 2020, we entered into a loan agreement with BBVA, S.A. for Ps.1,000.0 million with a 24-month term and principal payment upon maturity, paying a fixed annual interest rate of 6.99%. Proceeds were allocated for general corporate purposes. On May 26, 2021, the balance amount was paid.

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

On May 7, 2021, we issued Ps.4,500.0 million in new debt securities. Proceeds from the issuance were allocated to commercial investments and fulfilling investments committed under the Master Development Program in Mexico. In addition, we made the Ps.1,500.0 million maturity payment on our GAP 16 debt securities, and the principal payment on our Ps.1,000.0 million credit with Scotiabank in July 2021. The issuance was made in accordance with the following terms:

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

On March 17, 2022, we issued Ps.5,000.0 million in new debt securities. Proceeds from the issuance were allocated to commercial investments and fulfilling investments committed under the Master Development Program in Mexico, as well as making the Ps.1,500.0 million maturity payment on our GAP 17 debt securities. The issuance was made in accordance with the following terms:

•
We issued Ps.2,000.0 million in 5-year under the ticker symbol “GAP22”. Interest is payable every 28 days at a variable rate of TIIE-28 plus 18 basis points; the principal will be due at maturity on March 11, 2027, with an early amortization option.
•
We issued Ps.3,000.0 million under the ticker symbol “GAP 22-2”. Interest is payable every 182 days at a fixed rate of 9.67%, and the principal will be payable at maturity on March 4, 2032.

On March 18, 2022, the Company successfully refinanced its bank debt for USD$191.0 million, for two additional years with new maturities in January and March 2026. The refinancing was obtained from the same two bank institutions that originally granted such loans. USD$95.5 million were refinanced with BBVA México, S.A., (BBVA), with interest payable monthly at a fixed annual rate of 2.45% and USD$95.5 million with Scotiabank Inverlat, S.A., (Scotiabank) with interest payable monthly at a fixed annual rate of 2.64%.

On September 26, 2022, we issued 27.6 million in new debt securities for a total of Ps.2,757.6 million which are unsecured and payment of principal at maturity corresponding to the tranche of GAP 22L. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 26 basis points, and the principal payment will be made upon maturity, on September 21, 2026. Proceeds from the issuance were allocated to pay off the principal of GAP 17-2 of Ps.2,300.0 million and to meet the committed investments in Mexico for 2022.

On November 7, 2022, the Company entered into a loan agreement with Scotiabank for Ps.1,500.0 million, with a term of 12 months with a possible extension of 6 months, an interest rate of 28 days TIIE variable plus 38 basis points, the payment of the principal will be repaid at maturity, resources were allocated for Mexico's capital investment and for corporate purposes.

On December 9, 2022, the Company entered into a loan agreement with Banco Nacional de México, S.A. (Citibanamex) for Ps.1,500.0 million, with a term of 18 months, an interest rate of 28 days TIIE variable plus 38 basis points, the payment of the principal will be at maturity, resources were allocated for Mexico's capital investment.

As of December 31, 2022, we were not party to any off-balance sheet arrangements and were in compliance with all covenants stipulated in our debt instruments.

Indebtedness in Jamaica

MBJA previously entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million in June 2007 and U.S.$0.5 million in February 2009. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without a fixed maturity, and are subject to prepayment restrictions. As of December 31, 2022, the outstanding balance under these facilities amounted to U.S.$11.4 million (Ps.220.7 million).

On December 28, 2017, we entered into a seven-year unsecured loan agreement with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for U.S.$40 million, with interest at a variable rate of one-month Libor plus 285 basis points. Payments will be made on a semi-annual basis after 24 months. As of December 31, 2022, the balance outstanding under these facilities amounted to U.S.$20.0 million (Ps.387.2 million).

On September 3, 2020, MBJA signed Amended and Restated loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for up to U.S.$60.0 million available for disbursement for up to 24 months from the closing date. The loan has a 5-year maturity with a 2-year optional extension for up to U.S.$58.0 million, with a monthly interest rate of Libor plus 310 basis points and a principal payment of 10% due on the fifty-fourth month and the remaining 90% due at maturity. The disbursement fee was 50 basis points due at closing and a commitment fee of 55 basis points is payable quarterly on any drawn balance. The first drawdown of U.S.$30.0 million was made on September 4, 2020. The loan proceeds will be used to finance MBJA’s Capital Development Program, as well as for general corporate purposes. As of December 31, 2022, the balance outstanding under this facility amounted to U.S.$30.0 million (Ps.580.8 million).

As of December 31, 2022, we were not party to any off-balance sheet arrangements and were in compliance with all covenants stipulated in our debt instruments.

Capital Expenditures

For the years ended December 31, 2020, 2021 and 2022, we had total capital expenditures of Ps.3,160.1 million, Ps.4,946.8 million and Ps.8,431.1 million, respectively. During 2020, 2021 and 2022, 3.1%, 1.3% and 2.5%, respectively, of our capital expenditures were financed by cash flows from operations, while the remaining balance was funded through bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and debt securities issued on the Mexican debt markets.

Capital Expenditures in Mexico

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders is required to present a Master Development Program for approval by the SICT every five years. Each Master Development Program includes investment commitments (including capital expenditures and improvements) applicable to us as the concession holder for the succeeding five-year period. Once approved by the SICT, these commitments become binding obligations under the terms of our Mexican concessions. In December 2019, the SICT approved our Master Development Programs for each of our Mexican airports for the 2020 to 2024 period. This five-year program was to be in effect from January 1, 2020 until December 31, 2024.

Due to the COVID-19 pandemic, we delayed certain non-mandatory capital investments and during the month of August 2020, we filed a proposal for an Extraordinary Review Process of our Master Development Program with the SICT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had, and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, resulted in the postponement of investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026.

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below therefore reflect expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2020, 2021 and 2022, the total of our investments allocated but unpaid were Ps.540.8 million, Ps.1,428.0 million and Ps.853.5 million, respectively.

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
	(thousands of pesos) (1)
2020	Ps.	2,904,649
2021		4,687,355
2022		8,094,999

(1)
Expressed in nominal pesos.

In 2020, we spent Ps.2,904.6 million on capital expenditures in Mexico, primarily for the rehabilitation and expansion of the terminal building at Los Cabos airport, the construction of a new processing building at the Tijuana airport, the construction of a new runway and taxiing runway parallel to the main runway at Guadalajara airport and the installation and adaptation of solar panels at 11 of our Mexican airports.

In 2021, we spent Ps.4,625.2 million on capital expenditures in Mexico, primarily the building of a new runway, taxiing runway parallel to the main runway, roads, hangar area and fire rescue service building at Guadalajara airport, for the rehabilitation and expansion of the terminal building and expansion of the general apron at Los Cabos airport, the construction of a new processing building at the Tijuana airport, rehabilitation of the taxiway at Puerto Vallarta airport and the expansion of the checked baggage system at our airports in Mexico.

In 2022, we spent Ps.8,094.1 million on capital expenditures in Mexico, primarily for the rehabilitation and expansion of the terminal building and the expansion of the general apron at Los Cabos airport, the building of a new runway and taxing, roads, hangar area, mixed-use building and parking lots at Guadalajara airport and the rehabilitation of taxiway at Puerto Vallarta airport.

Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges together with investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s Concession Agreement). Upon the JCAA’s approval of the new maximum regulated charges, these commitments become binding obligations under the terms of MBJA’s concession. The maximum regulated charges are determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program. Under the terms of MBJA’s Concession Agreement with the AAJ, these committed capital investments must be met over a five-year period and not on an annual basis. On September 11, 2019, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from January 1, 2020 through December 31, 2024, estimated to cost approximately U.S.$111.7 million. The new maximum rates for the five-year period from 2020-2024 went into effect on January 1, 2020. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020 so that these investments can begin in January 2022. In 2021, MBJA requested a further deferral to execute the Capital Development Program until we reach an agreement with the AAJ for the rebalancing petition filed in December 2020. As of the day of this report, the rebalancing petition is still in process, we expected this process to conclude during 2023.

Capital Expenditures in Jamaica

Year ended December 31,	Total Capital Expenditures
	(million of dollar) (1)
2020	U.S.	8.6
2021		6.6
2022		6.5

(1)
Expressed in nominal dollars.

In 2020, MBJA made investments of U.S.$6.4 million in capital expenditures, primarily for the expansion and remodeling of the terminal and the acquisition of equipment. In 2021, MBJA made investments of U.S.$4.6 million in capital expenditures primarily for the rehabilitation of the terminal building and the acquisition of machinery and equipment. In 2022, MBJA made investments of U.S.$5.5 million in capital expenditures primarily for the rehabilitation of the terminal building, the installation and adaptation of solar panels and the acquisition of machinery and equipment.

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

In 2020, PACKAL made investments of U.S.$2.2 million in capital expenditures, primarily for the expansion and renovation of the terminal, improvements to the runway and the acquisition of equipment. In 2021, PACKAL made investments of U.S.$2.0 million in capital expenditures, primarily for the acquisition of equipment. In 2022, PACKAL made investments of U.S.$1.0 million in capital expenditures, primarily for the acquisition of equipment and the installation and adaptation of solar panels.

Share Repurchase

We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion and in accordance with our policies.

In the aggregate, as of December 31, 2022, we held 7,024,113 shares in our treasury worth approximately Ps.1,999.9 million, at an average price of Ps.284.73 per share; as of April 5, 2023 we held 7,024,113 shares.

At the General Ordinary Shareholder’s Meeting held on April 22, 2022, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.2,031.8 million, approved in an Ordinary General Shareholders' Meeting held on April 27, 2021 and September 14, 2021 and a maximum amount of resources allocated was approved for the repurchase of the company's own shares of Ps.2,000.0 million during the 12 months following its approval, if the Company's management determines it convenient or necessary. The share repurchase program can be exercised during the 12-month period following the April 22, 2022 meeting.

At the Extraordinary General Shareholder’s Meeting held on April 22, 2022, the Shareholders approved the cancellation of 13,273,970 shares previously acquired through share repurchase programs and held in treasury as of December 31, 2021.

At the General Ordinary Shareholder’s Meeting held on April 27, 2021, a share repurchase program was approved for up to a maximum amount of Ps.3,000.0 million. At the Ordinary General Shareholders' Meeting held on September 14, 2021, the Shareholders approved the proposal to increase the maximum amount of resources allocated for the repurchase of the Company's shares by Ps.2,000.0 million in addition to the Ps.3,000.0 million previously approved at the Ordinary General Shareholders' Meeting held on April 27, 2021. The share repurchase program can be exercised during the 12-month period following the April 27, 2021 meeting.

At the Extraordinary General Shareholder’s Meeting held on April 27, 2021, the Shareholders approved the cancellation of 35,424,453 shares previously acquired through share repurchase programs and held in treasury as of December 31, 2020.

At the General Ordinary Shareholders’ Meeting held on July 1, 2020, a share repurchase program for Series B shares was approved for up to a maximum amount of Ps.1,550.0 million for the following twelve months. We began purchasing our shares in March, 2021. From March 2021 until the April 27, 2021 General Ordinary Shareholder’s Meeting, we repurchased 2,439,196 shares at an average price of Ps.217.81.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2022:

	Payments due by period
	Total		Less than 1 year (4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps.	5,224.1	Ps.	2,696.2	Ps.	2,527.9	Ps.	N/A	Ps.	N/A
Capital Development Program (7)		880.8		440.4		440.4		N/A		N/A
Purchase Obligations (2)		253.7		141.9		111.8		N/A		N/A
Debt		34,345.3		2,256.9		12,313.2		13,553.6		6,221.6
Interest from Debt (6)		11,334.0		2,908.5		4,567.9		2,261.1		1,596.4
Operating Lease Obligations (3)		68.9		22.9		46.1		-		N/A
Total	Ps.	52,106.8	Ps.	8,466.8	Ps.	20,007.3	Ps.	15,814.7	Ps.	7,818.0

(1)
Peso figures are expressed in constant pesos as of December 31, 2017.
(2)
Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2019. For the peso calculation, we assume an average exchange rate of Ps.20.11 per U.S.$1.00 and an annual U.S. inflation rate of 7.0%. The amount ultimately to be paid in any year will depend on our profitability.
(3)
Includes leasing of buildings and vehicles.
(4)
Amount for less than one year corresponds to obligations for 2023.
(5)
Reflects the new Master Development Program commitments for the subsequent five-year period (2020-2024) as adjusted on November 30, 2020.
(6)
For the interest calculations, we determined the interest payments using an average fixed interest rate of 8.21% and an average variable rate of 9.38% for the loans contracted. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”
(7)
Reflects the new Capital Development Program commitments for the subsequent five-year period (2020-2024) by our Jamaican airports.

Item 6. Directors, Senior Management and Employees

Directors

The board of directors is responsible for the management of our business. Pursuant to our bylaws, our board of directors must consist of eleven members. Under the Mexican Securities Market Law, at least 25 percent of our directors must be independent (as determined by our shareholders at each annual General Ordinary Shareholders’ Meeting, applying the provisions of our bylaws and relevant Mexican and other laws); under the Securities Market Law, the National Banking and Securities Commission may object to such designation of independence. Currently, our board of directors comprises eleven members.

Our bylaws provide that the holders of Series BB shares are entitled to choose four members of the board of directors and their alternates. Our remaining directors are elected by the holders of our Series B shares (who do not elect alternates). Under our bylaws, each shareholder or group of shareholders owning 10% of our capital stock in the form of Series B shares is entitled to choose one member of the board of directors. Also, our bylaws prevent any Series B shareholders, individually, or together with related parties, from appointing more than one board member, even if the shareholder owns more than 10% of our outstanding capital stock (because any shares in excess of the 10% maximum do not have any voting rights under our bylaws). The other directors to be chosen by the holders of our Series B shares are elected by majority vote of all holders of Series B shares present at the shareholders’ meeting, except for those Series B shareholders that already participated in any 10% board member designation. Selection of independent directors is conducted through an executive search firm tasked with locating individuals with appropriate profiles. Directors are elected for one-year terms at the ordinary shareholders’ meeting.

The composition of our board of directors as of the date of this report is set forth in the following table. This table lists the title, date of appointment, age and alternate, as applicable, of each of our current directors. However, this composition could change at the Ordinary Shareholders' Meeting to be held on April 13, 2023. In the past, certain of our shareholders have challenged the composition of our board of directors. For more information see “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings.”

Name (1)	Title	Director since	Age	Alternate
Laura Diez-Barroso Azcárraga (1)	Chairwoman and Director	April 21, 2015	70	Carlos Laviada Ocejo
María Ángeles Rubio Alfayate (1)	Director	April 24, 2019	48	Emilio Rotondo Inclán
Juan Gallardo Thurlow (1)	Director	April 26, 2016	75	Alejandro Cortina Gallardo
Eduardo Sánchez Navarro Redo (1)	Director	April 16, 2012	77	Carlos Alberto Rohm Campos
Carlos Cárdenas Guzmán (2)	Director	September 22, 2011	72	—
Joaquín Vargas Guajardo (2)	Director	April 16, 2012	69	—
Álvaro Fernández Garza (2)	Director	February 26, 2014	55	—
Juan Diez-Canedo Ruíz (2)	Director	April 23, 2014	72	—
Ángel Losada Moreno (2)	Director	April 23, 2014	68	—
Luis Téllez Kuenzler (2)	Director	April 25, 2018	64	—
Alejandra Prieto Palacios (2)	Director	April 22, 2022	47	—

(1)
Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock.
(2)
Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).

Laura Diez-Barroso Azcárraga. Mrs. Diez-Barroso has been chairwoman of our board of directors since 2015 and chairwoman of Fundación GAP since its establishment in 2013. Besides, she is currently also chairwoman of the board of directors of Grupo Financiero Santander México. Mrs. Diez-Barroso began her career in publishing in 1979 as editor of the teen magazine, TU. In 1988, she founded Editorial Eres, and in 1995 Editorial Eres merged with Editorial Televisa, which resulted in the appointment of Mrs. Diez-Barroso as chairwoman of the board and CEO of the company until 2000. She served for 14 years as a board member of Royal Caribbean Cruises and 15 years as a board member of Grupo Financiero Inbursa. Mrs. Diez-Barroso is currently a board member of Consejo Mexicano de Negocios, Telmex, Medica Sur, Centro Roberto Garza Sada part of “UDEM University”, Escuelas SER and Club de Industriales. Mrs. Diez-Barroso was also a part of the trustee Fideicomiso del Bosque de Chapultepec and the Museo San Ildefonso, where she was chairwoman for 10 years. She currently invests in both public and private entities through LCA Capital, a family office she co-founded.

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

Juan Gallardo Thurlow. Mr. Gallardo was elected to our board of directors on April 26, 2016. Mr. Gallardo currently is the chairman of the board of directors of Organización CULTIBA (the holding company for GEPP and Grupo Azucarero México), and the chairman of the board of Grupo Azucarero México, the largest sugar mill group in Mexico and Grupo GEPP, the exclusive bottling company of PepsiCo in Mexico. Mr. Gallardo is also a member of the board of directors of Caterpillar Inc. and Banco Santander (Mexico) S.A., as well as a member of the international advisory councils of Bombardier and Rabobank. Mr. Gallardo is a member of the Consejo Mexicano de Negocios, A.C. and of the Consejo Empresarial de América Latina. He was coordinator of COECE, a special ad-hoc alliance of all Mexican private sector organizations formed to promote increased trade between Mexico, the United States, and Canada and the rest of the world, particularly in the context of NAFTA and the Free Trade Agreement with the European Union. Mr. Gallardo has a bachelor’s degree in law from the Escuela Libre de Derecho in Mexico City and completed the AD-II Top Management Course at IPADE in Mexico City.

Eduardo Sánchez Navarro Redo. Mr. Sánchez Navarro Redo has been a director or alternate on our board of directors since 2012. He is the founder of Grupo Questro, a real estate investment group with substantial holdings in Los Cabos. This includes luxury resorts and residential developments such as Cabo Real and Puerto Los Cabos. He is also a member of the board of directors and vice president of CULTIBA (the holding company for GEPP and Grupo Azucarero) and a member of the Mexican Resort Development Association (AMDETUR) since 1991, which is an organization that includes 90% of tourism real estate developers in the country. He is the vice president of the National Tourist Business Council (CNET) and has served as president of the Hotels and Tourism Companies Investors Association (AIHET). He is also the founder of the Coordinating Council of Los Cabos.

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our Board of Directors since 2011. He also serves as President of our Audit Committee. He is a Certified Public Accountant from the Universidad Autónoma de Guadalajara and has a master’s degree in tax law from the Universidad Panamericana (IPADE). He is a retired partner of Ernst & Young Mexico after 39 years of active service. In this role he acted as the Tax Partner in Charge for many years, and as a member of its Executive Committee. Currently, he serves on the Board of Directors and, as member or President of Audit Committees of numerous large Mexican companies, including among others as Independent Board Member and Audit Committee member of Aleatica, S.A. (Subsidiary company of the Australian Fund IFM Investors), Independent Board Member and Audit Committee member of Grupo Farmacias del Ahorro, Independent Board Member and Audit Committee member of Reaseguradora Patria, S.A., Independent Board Member and Audit Committee member of Anteris Capital Venture Lending Fund, Statutory Auditor of Berkley International Seguros Mexico, S.A. de C.V. and Berkley International Finanzas Mexico, S.A. de C.V., and Former Board President of The American British Cowdray Medical Center, I.A.P. (Centro Médico ABC). He is also a member of several business and professional associations; most notably, he served as President of the Mexican Institute of Certified Public Accountants (IMCP) and of the Academy of Tax Studies of Public Accounting (AEF).

Joaquín Vargas Guajardo. Mr. Vargas was elected as an independent director to the Company’s board of directors on April 16, 2012. He is chairman of the board of directors of Grupo MVS, which includes MVS Radio, MVS Education, MVS Entertainment, as well as DISH and MVS TV satellite television services. He is also chairman of CMR, a public company that has more than 280 restaurants with more than a dozen brands. These brands includes The Capital Grille, Sushi Itto, Chili’s and Olive Garden. He serves on the boards of directors of publicly traded companies Vitro, Grupo Financiero Santander and Medica Sur. He is also a member of the boards of directors of El Universal newspaper, and Costamex, among others.

Álvaro Fernández Garza. Mr. Fernández was elected to our board of directors on February 26, 2014 as a provisional director nominee. He was ratified as an independent director during the April 23, 2014 Shareholder Meeting. He serves as CEO of Grupo ALFA and is a member of the board of directors of Vitro, ALFA and CYDSA. He is president of the board of the Universidad de Monterrey (UDEM). He holds a bachelor’s degree in economics from the University of Notre Dame, a master’s degree in business administration from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and an MBA from Georgetown University.

Juan Diez-Canedo Ruíz. Mr. Diez-Canedo Ruíz received a bachelor’s degree in economics from the Instituto Tecnológico Autónomo de Mexico (ITAM) and a PhD in economics from the Massachusetts Institute of Technology (MIT). He worked at Banco de México, holding several positions until he became head of Macrofinancial Programming and Economic Research, a position he held until 1988. In 1980, he won the Banamex National Economics Award. From 1989 to 1992, he was Deputy CEO of Banco Internacional (currently HSBC). From 1992 to 1994 he was General Director of the banking area of Grupo Financiero Probursa; from 1995 to 1996 he was Executive Vice-president of Grupo Maseca (GRUMA); and from 1995 to 1999 he was Executive Vice-president of Grupo Financiero Banorte. From November 1999 to February 2001, he was CEO of CINTRA, the holding company of Aeroméxico and Mexicana de Aviación. Mr. Diez-Canedo Ruíz has been President of Fomento y Desarrollo Comercial, S.A. de C.V., and he currently serves as President of Financiera Local, S.A. de C.V. He has been a professor at several institutions (ITAM and El Colegio de México, among others) and has published articles in specialized academic magazines in Mexico and the United States. He has been a member of the board of directors of companies such as Telmex, Alcatel, Banorte, Grupo Maseca, Grupo Gimsa, Deportes Martí, Fondo de Cultura Económica, among others. He is also a member of the board of TDA (Titulización de Activos, Madrid España).

Ángel Losada Moreno. Mr. Losada was elected as an independent director to the Company’s board of directors on April 23, 2014. He is currently executive president and chairman of the board of directors and CEO of Grupo Gigante, S.A.B. de C.V. He is a member of the boards of directors of Banco Nacional de México, S.A. (Citi Banamex Group), the Federico Gómez Children’s Hospital and Laboratorios Novag, Río Arronte Fundación and President of Fundación Ver Bien. He has also served as chairman of the board of directors of the Mexican National Association of Retailers (Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., or ANTAD), as a director and member of the board of directors of the Food Marketing Institute of the United States and as a member of the board of Mexico City’s National Chamber of Commerce. Mr. Losada holds a bachelor’s degree in business administration from Universidad Anáhuac.

Luis Téllez Kuenzler. Mr. Téllez is a Mexican economist and politician. He was Secretary of Energy during the government of President Ernesto Zedillo and Secretary of Communications and Transportation under President Felipe Calderon Hinojosa government. In 2009, he took the position of Chairman of the Board and General Director of the Bolsa Mexicana de Valores Group. He is currently Chairman of the Mexican subsidiary of Kohlberg Kravis Roberts & Co (KKR), a United States multinational corporation that manages investment funds and venture capital. Additionally, he also serves special advisor to NTT-Data. He is the co-chair of the Mexican Woodrow Wilson Institute in Washington D.C.

Alejandra Palacios Prieto. Mrs. Palacios is a Senior Fellow at the Price School of Public Policy at the University of Southern California (USC) and an Affiliate of the USC Marshall Initiative on Digital Competition. She chaired the Mexican antitrust agency, COFECE, from September 2013 until September 2021. Alejandra was the first woman to preside over the agency, with an eight-year tenure following an original four-year appointment and a subsequent reelection. With more than 15 years of experience as a public policy expert and Ministry level government official, she has proposed and advanced regulatory solutions in several markets in Mexico. These solutions include the opening of the telecom, airline, financial, energy, transport, and health sectors. She has served as Vice President of the International Competition Network, and as a member of the Board of the Competition Committee of the Organization for Economic Cooperation and Development (OECD). Prior

to COFECE she served as Deputy Director of Economic Regulation Research at the Mexican Institute of Competitiveness. She obtained her bachelor’s degree in Economics from ITAM. She also holds a Master's in Business Administration from ITAM and a Master's in Public Administration and Public Policy from the Centro de Investigación y Docencia Económicas (CIDE). Alejandra is a member of the Trilateral Commission, as well as of the Mexican chapter of the International Women's Forum (IWF).

Executive Officers

Pursuant to our bylaws, the directors appointed by the holders of Series BB shares are entitled to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Raúl Revuelta Musalem	Chief Executive Officer	April 26, 2018	47
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	52
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	70
Juan Francisco Martínez Mira	Director of Quality, Innovation and IT	August 1, 2018	57
José Ángel Martínez Sánchez	Chief of Airports and Regulated Revenues	May 7, 2016	47
Alejandra Soto Ayech	Investor Relations and Social Responsibility Officer	March 6, 2023	38
Susana Romero Mójica	Chief Commercial Officer	March 6, 2023	36
Alejandro Vallarino Marusich	Director of Infrastructure	September 10, 2018	54
Alejandro Guillermo Mañón Hernández	Director of Culture & Human Capital	April 15, 2019	57

Raúl Revuelta Musalem. Mr. Revuelta was named our CEO in April 2018. Mr. Revuelta has more than 19 years' experience in the infrastructure sector and is an expert in the airport sector. From 2005 to 2015, he worked at Grupo Aeroportuario del Pacífico (GAP), serving as CFO and Commercial Director (CCO). During his professional career, he also served as General Director of Cross Border Xpress (CBX) and as Deputy Director of Finance of the Ministry of Infrastructure, Communications and Transportation (SICT). In his six years as Deputy Director of the SICT, Mr. Revuelta participated in different privatization processes in the transportation sector, obtaining extensive experience with federal concessions. Mr. Revuelta has a degree in economics from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

Saúl Villarreal García. Mr. Villarreal was named our CFO effective on February 25, 2015. He has been responsible for overseeing corporate administration at GAP since 2003; as a result, he has vast experience and knowledge of the administrative and financial management aspects of our business. In 2006, he participated in the initial public offering process and more recently participated in the issuance of debt securities on the local market. Mr. Villarreal is a public accountant from the University of Guadalajara. He has an MBA from the same university and a master’s degree in finance with a concentration in international accounting from the Universidad Panamericana.

Sergio Enrique Flores Ochoa. Mr. Flores was named our General Counsel in February 2002. Previously, he was the manager of legal matters for the ASA and an Assistant District Attorney for Mexico City. In addition, he was head of the legal department at INFONAVIT and legal manager for NAFIN. Mr. Flores received a degree in law, as well as a master’s degree in law, from the Universidad Nacional Autónoma de México (UNAM).

Juan Francisco Martínez Mira. Mr. Martínez was named our Director of Quality, Innovation and IT in August 2018. He has worked in the aeronautical industry for over 30 years. Previously, he worked for AENA at several airports and in a variety of capacities. He joined GAP in June 2007 and has performed several functions, including Operational Systems Manager, IT Subdirector and Director of the Guadalajara International Airport. Mr. Martínez is a systems engineer and also obtained a degree in music, publicity and RRPP, a master’s degree in pedagogy and in airport and aeronautics management and direction, and obtained postgraduate diplomas in innovation, strategic planning and airports. He completed his studies at Conservatorio Superior de Música de Murcia, Universidad de Murcia and Universidad Complutense de Madrid.

José Ángel Martínez Sánchez. Mr. Martínez was named Chief Technical and Operations Officer in 2016, becoming Chief of Airports and Regulated Revenues in 2018. Previously, he worked at AENA in several capacities in airport engineering and maintenance. Most recently, as part of AENA Internacional, he was Technical and Operational Manager for five years in Colombia, supporting the Cartagena de Indias, Cali and Barranquilla airports. He was also the AENA manager responsible for the takeover of London-Luton Airport in the United Kingdom. Mr. Martínez holds a degree in aeronautical engineering with a specialization in airports and air transport. He also holds an MBA from the Universidad Rey Juan Carlos in Madrid, and a master’s degree in infrastructure, equipment and services management from the Universidad Politécnica in Madrid.

Alejandra Soto Ayech. Alejandra Soto was appointed as Investor Relations and Social Responsibility Officer in March 2023. She has a 15-year career in the Company and previously served as Deputy Director of Finance and Investor Relations. Among her functions are leading the teams and commitments of the GAP Foundation, as well as everything related to investors, both in the debt and capital markets and public relations. Alejandra has a Bachelor's Degree in Accounting from the Universidad Panamericana. She also has a Master's Degree in Comptrollership with a specialization in Taxes, Corporate Finance, and Business Administration from the Universidad Panamericana. She also has the Airport Management Professional Accreditation (AMPAP) granted by ACI and ICAO, and a Diploma in Sustainability from the Institutional Stock Market Exchange (BIVA).

Susana Romero Mójica. Susana Romero was appointed as Chief Commercial Officer in March 2023. She has more than 10 years of experience in the Company, through which she has traced her career in the commercial area. She has served as Deputy Commercial Director since 2020. Susana has a Bachelor's Degree in Financial Management from the Instituto Tecnológico y de Estudios Superiores de Occidente and a Master's Degree in Strategic Marketing from the Universidad Panamericana. She is currently studying for another degree in Information Technology Administration at the Tecnológico de Monterrey.

Alejandro Vallarino Marusich. Mr. Vallarino was appointed as Infrastructure Director in November 2018. In this role, he has planned, developed and built approximately one million square meters of projects. Mr. Vallarino is a civil engineer with a bachelor’s degree in engineering from the University of Mexico (UNAM), an MBA from ITAM, a master’s degree in real estate and construction companies’ executive management from Polytechnic University of Madrid and a Master’s degree in airport infrastructure planning from Polytechnic University of Madrid. For 23 years of his professional career, Mr. Vallarino worked for large construction and real estate development companies, including Dine, Gicsa, ICA and Citelis.

Alejandro Guillermo Mañón Hernández. Mr. Mañón was appointed Director of Culture & Human Capital in April 2019. Mr. Mañón has more than 30 years of professional experience in human resources in different industries including automotive, consumer goods, pharmaceutical and electronics. He has extensive experience in the manufacturing, commercial, and corporate areas in companies based in Mexico, the USA, and other countries in Latin America. Mr. Mañón holds a bachelor’s degree in Industrial Relations from the Universidad Iberoamericana and several courses in leadership, inclusiveness, change and crisis management.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

For 2022, the aggregate compensation paid to our directors designated by our Series B shareholders was around Ps.7.9 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors received during 2022 base annual compensation of approximately U.S.$52,920 for their service on our board of directors. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee received an additional U.S.$11,189; the members of our Audit Committee received U.S.$5,292 each; the member of our Acquisition Committee received U.S.$10,584 and the member of our Compensation Committee received U.S.$3,784.

The compensation paid to our seven executive officers amounted to Ps.42.0 million in 2022, corresponding to short term benefits and Ps.28.7 million corresponding to variable compensation which result from the combination of the KPIs linked to the Company performance established and the beginning of the year for each executive according to their responsibility. We have not established any pension, retirement or similar benefits or arrangements for these individuals through 2022.

To continue encouraging the retention and development of our key management positions, a long-term incentive plan (LTI) was implemented in 2022 for our executives, deputy directors and airport directors. The LTI is based on certain profitability targets, operating results, net income, passenger perceived quality index and long-term sustainability goals to be achieved annually according to ESG 2030 strategy. The evaluation will be annually and the rights over the LTI will be recognized proportionally at the achieving level. The amount could be vested a year later of the evaluation in a 33.33% only. The application of the LTI is from 2021 to 2024. The amount recognized in 2021 and 2022 was Ps.11.8 million and Ps.20.4 million, respectively.

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

Operating Committee

The Operating Committee, which, pursuant to our bylaws, shall have six members and three alternates, is responsible for, among other matters, proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the Master Development Programs of our subsidiary concession holders, our dividend policy and investments of less than U.S.$3.0 million that are not provided for in our annual budget. Pursuant to our bylaws, the board of directors is authorized to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Raúl Revuelta Musalem, CEO, who chairs the committee; Carlos Alberto Rohm Campos and Alejandro Cortina Gallardo. Carlos Manuel Porrón Suárez, Santiago Riveroll Mendoza and Juan Gallardo Thurlow serve as alternates for Raúl Revuelta Musalem, Carlos Alberto Rohm Campos and Alejandro Cortina Gallardo, respectively.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee, which must have a minimum of three members, the majority of whom must be members of our board of directors, is responsible, among other things, for: (i) monitoring the compliance of our directors, officers and employees (and those of our subsidiaries) with our (and their) bylaws (estatutos sociales) and applicable law, (ii) naming, and supervising the work of, our independent auditors and (iii) receiving and investigating internal complaints or other information concerning our systems of internal control and other such matters. The Audit and Corporate Practices Committee is also responsible for reviewing our corporate governance and all related-party transactions (according to the requirements of our bylaws and the Mexican Market Law), including transactions with AMP. Those members of the board of directors elected by the holders of Series BB shares are entitled to propose the appointment to the Audit and Corporate Practices Committee of the number of members representing 20% of the committee’s total members, but at least one member must also meet applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit and Corporate Practices Committee must at all times be compliant with all applicable laws and regulations, including independence requirements. This applies in every jurisdiction in which our securities are listed or quoted. As of the date of this report, the Audit and Corporate Practices Committee comprises the following directors: Carlos Cárdenas Guzmán serves as president and Joaquín Vargas Guajardo and Ángel Losada Moreno serve as members.

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

Our bylaws provide that a shareholders’ meeting will determine the number of members of the Acquisitions Committee, which must be composed primarily of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares are entitled to appoint to the committee the number of members representing 20% of its total members but at a minimum, one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Carlos Alberto Rohm and Juan Diez-Canedo Ruíz. María Ángeles Rubio Alfayate was elected to serve as an alternate member to Carlos Alberto Rohm and Luis Téllez Kuenzler was elected to serve as an alternate member to Juan Diez-Canedo Ruíz. A secretary has also been appointed who is not a member of the committee.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates for election to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also serves in a corporate governance role within the scope of its subject matter. Our bylaws provide that a shareholders’ meeting will determine the number of members of the committee. The holders of Series B and Series BB shares, each acting as a class, are each entitled to name one member of the Nominations and Compensation Committee. The remaining members of the committee, if any, are designated by the two members who were selected by the

Series B and Series BB shareholders. If these two members are unable to reach agreement, the remaining members of the committee will be designated by the majority of the votes at the shareholders’ meeting. Holders of the Series BB Shares will be entitled to appoint 20% of the members but at a minimum, one member. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee is required to present a list of candidates for election as directors. This list is for the vote of Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are María Ángeles Rubio Alfayate and Álvaro Fernández Garza. Juan Gallardo Thurlow was elected to serve as an alternate member to María Ángeles Rubio Alfayate.

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2020	2021	2022
By category of activity:
Airport operations	541	569	579
Airport maintenance	227	232	265
Administration (1)	573	841	1,081
Fundación GAP	61	87	112
By geographic location:
Guadalajara	476	624	802
Tijuana	146	177	212
Los Cabos	168	214	243
Puerto Vallarta	143	163	201
Guanajuato	88	101	106
Hermosillo	71	84	87
Mexicali	62	71	76
La Paz	53	66	71
Aguascalientes	64	76	79
Morelia	48	62	70
Los Mochis	49	54	52
Manzanillo	34	37	38
Total (1)	1,402	1,729	2,037

(1)
Total at December 31, 2020, 2021 and 2022, includes 192, 249 and 270 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.

On April 23, 2021, a labor reform was published that amended the outsourcing provisions of the Mexican Labor Law (the “2021 Labor Reform”). The law significantly limits subcontracting and amends the profit-sharing rules. The law provided 90 days for employers to comply with the law but was later delayed until September 1, 2021. The company restructured its operating subsidiaries, which provided specialized services, following the 2021 Labor Reform. Every 4 months, the Company provided the Labor and Social Security Departments with information on specialized services.

As of December 31, 2022, 73.9% of our employees were not represented by a union. The remaining 26.1% of employees were unionized. All of our unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of ASA as well as of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) operating in Mexico. Labor relations with our employees are governed by one collective bargaining agreement relating to all of our twelve airport subsidiaries. This agreement is negotiated by the local union chapter. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In 2022, we successfully renegotiated our collective bargaining agreements, thereby securing a favorable and productive work environment for our employees for 2023 and 2024. We believe that our relations with our employees are favorable. The wages we pay our employees are similar to those paid to employees of similar airport operating companies in Mexico. In 2022, we renegotiated our collective bargaining agreement with the union. In this negotiation, we improved employee risk insurance, increased scholarships, and we agreed to a salary increase of 9.0%. We will also use a unique salary calculator in 2023 and 2024. We applied a general salary increase of 6.0% for non-union workers in Mexico.

We offer a savings plan available to all of our Mexican employees pursuant to which our employees may contribute biweekly contributions of up to 13% of their pre-tax salaries. We make biweekly contributions matching each employee’s contribution. Employees are entitled to withdraw funds from their accounts on an annual basis. In 2020, 2021 and 2022, we made a total of Ps.30.6 million, Ps.28.5 million and Ps.44.2 million, respectively, in contributions to employees’ accounts pursuant to the savings plan. Funds in the savings plan may be used to provide loans to employees. They are otherwise invested in securities listed on the Mexican Stock Exchange or in Treasury bills issued by the Mexican Treasury Department.

Employees in Jamaica

Montego Bay Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Montego Bay Airport

	December 31,
	2020	2021	2022
By category of activity:
Airport operations	83	78	82
Airport maintenance (1)	47	51	52
Administration	25	25	25
Total	155	154	159

(1)
Total at December 31, 2022, includes 27 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainages and general labor tasks.

As of December 31, 2022, 38.99% of MBJA’s employees, comprising management and contract staff, were non-unionized employees and the remaining 61.01% of employees were unionized. The unionized employees are members of two local trade unions: the Trade Union Congress (“TUC”) and the Union of Technical, Administrative, and Supervisory Personnel (“UTASP”).

On December 10, 2021, MBJA and the TUC amicably agreed and executed the current collective bargaining agreement covering the period from March 1, 2021, to February 28, 2023. It is expected that the TUC Bargaining Unit will submit a new claim for Wage and Fringe Benefits for the period March 1, 2023 to February 28, 2025. As of the date we have not received any claim. 53 employees from MBJA’s maintenance, engineering and emergency response service teams are members of the TUC.

On December 8, 2021, MBJA and the UTASP amicably agreed and executed the current collective bargaining agreement covering the period from April 1, 2021, to March 31, 2023. It is our expectation that UTASP will submit a new Bargaining Unit Wage and Fringe Benefits claim for the period April 1, 2023 to March 31, 2025. As of the date we have not received any claim. 34 employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP.

MBJA continues to maintain a positive relationship with both unions. Further, to our knowledge, MBJA pays comparable salaries and benefits to similar enterprises in Jamaica.

Kingston Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Kingston Airport

	December 31,
	2020	2021	2022
By category of activity:
Airport operations	70	73	81
Airport maintenance	14	20	23
Administration	15	16	14
Total	99	109	118

As of December 31, 2022, there were 17 members of staff who were unionized (members of the TUC) and the remainder of the staff and management were non-unionized.

PACKAL has formally recognized two trade unions which were previously acknowledged by NMIA Airports Limited, namely, the TUC and the UTASP; however, the TUC submitted a claim on behalf of its members in April, 2022 and the company has been in negotiations with them since that time without reaching agreement on any points of the claim. Negotiations resume in January 2023. PACKAL maintains positive relations with the recognized unions through timely sharing of relevant information and consultation as appropriate.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government owned 476,850,000 Series B shares, representing 85% of our issued capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth the current ownership of 505,277,464 outstanding shares as of April 13, 2023, to the extent of our knowledge:

	Number of Shares (1)		Percentage of Outstanding Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP (2)	18,583,568	76,845,237	3.7%	15.0%
Weston Hill Equity Holdings, LP (3)	23,794,815	—	4.7%	0.0%
Public (4)	386,053,844	—	76.5%	0.0%

Major Shareholders

(1)
At our April 22, 2022, Extraordinary Shareholders’ Meeting, our shareholders approved the cancellation of 13,273,970 Series B shares previously repurchased by us and held as treasury shares. Article Six, Clause 2 of our bylaws establishes that our series BB shares may only represent up to 15% of our authorized capital stock. Consequently, because of the cancellation of the Series B shares approved at our Extraordinary Shareholders’ Meeting and to comply with the provisions of our bylaws, on October 24, 2022, Bancomext, as trustee of the trust in which AMP’s Series BB shares are held requested the conversion of 1,991,096 Series BB shares held by the trust to Series B shares. This process was authorized by the CNBV on March 2, 2023. This table has been updated to reflect both the cancellation and conversion of shares as described above.

(2)
Based on the Schedule 13D filed on September 1, 2021, by Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”), Mrs. Diez-Barroso and Mr. Laviada Ocejo who had previously transferred all of their interest in PAP to adult family members for no consideration, re-acquired their interest in PAP from these family members for no consideration (the “PAP Transfer”). As a result of the PAP Transfer, Mrs. Diez-Barroso and Mr. Laviada Ocejo acquired beneficial ownership of 6,194,832 Series B shares indirectly owned by PAP. PAP owns 50% of CMA, which owns 66.6% of AMP, which directly owns 18,583,568 Series B shares. Through their control of PAP, Mr. Laviada Ocejo and Mrs. Diez-Barroso may be deemed beneficial owners of the 18,583,568 Series B shares as well as 78,836,332 Series BB shares directly owned by AMP.

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

Through their control of PAP and their direct ownership of shares, Mr. Laviada Ocejo and Mrs. Diez-Barroso may be deemed beneficial owners of 9,911,299 Series B shares (representing 1.9% of our total outstanding shares) as well as 25,616,360 Series BB shares (representing 5.0% of our total outstanding shares).

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
•
Mrs. Diez-Barroso, as the majority owner of Weston, transferred 100% ownership of Weston to various other transferees. In connection with such transfers, Mr. Laviada Ocejo was replaced as the general partner of Weston.
•
Subsequent to these series of transfers, Weston beneficially owns 23,794,815 Series B shares (4.7% of our outstanding Series B shares).

(4)
As of December 31, 2022, we held 7,024,113 shares in treasury as a result of our share repurchase programs authorized on April 22, 2022, which are not included in the number of shares outstanding. As of April 5, 2023, we held 7,024,113 shares in treasury.

AMP holds all of our Series BB shares, representing 15% of our total capital stock. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.”

As of April 5, 2023, approximately 16.6% of our Series B shares were held in the form of ADSs, and 75.0% of the holders of our ADSs (93 holders, including The Depository Trust Company) had registered addresses in the United States.

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

RELATED PARTY TRANSACTIONS

Arrangements with AMP and its Affiliates

The rules for the sale of the Series BB shares required AMP, us and the SICT to enter into a participation agreement, which established the framework for the technical assistance agreement and the Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, trust agreement.

Since the time our concessions were granted and pursuant to the technical assistance agreement and the participation agreement, AMP and its shareholders agreed to provide management and consulting services and transfer to us technical assistance and technical and industry expertise related to the operation of airports, thereby helping us develop and improve our airports and the services they provide. Under the technical assistance agreement and the participation agreement, we have obtained a variety of services from AMP, including airport operating and security advice, direction on the development of commercial projects, identification of new investment opportunities and assessments of different international projects, including the acquisition of Sangster International Airport and Norman Manley International Airport in Jamaica. The active participation of AMP in our operations as a result of the technical assistance agreement and the participation agreement is a competitive advantage that has become an essential part of our operations and results in growth as can be seen in the financial information. See “Item 5, Operating and Financial Review and Prospects – Overview.”

The agreement has an initial term of fifteen years, but automatically renews for successive five-year terms unless one party provides the other with a notice of termination at least 60 days prior to a scheduled expiration date. The agreement was most recently automatically renewed on August 25, 2019, for an additional five-year term, in accordance with Clause 5.2 of the agreement.

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

In 2020, 2021 and 2022, we did not pay any expenses to AMP. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.289.1 million (U.S.$14.6 million), Ps.526.2 million (U.S.$26.0 million) and Ps.756.6 million (U.S.$37.6 million), for 2020, 2021 and 2022, respectively.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV for the operation, maintenance and use of a cross-border walkway (the “CBX”), with each party responsible for the section of walkway corresponding to such party’s side of the U.S.-Mexico border. The CBX aims to facilitate the flow of passengers in both directions across the border with the presentation of a valid boarding pass. The contract, in effect since April 8, 2013, and expiring with the expiration of the Tijuana airport concession, establishes that OTV must pay the Tijuana airport a fixed fee (“access rights”) for every passenger that uses the CBX as compensation for the reduction in non-aeronautical services revenues from parking, taxi, bus, retail, car rental and money exchange services until December 2017. Since December 2017, no additional payments for access rights are payable. The CBX began operations on December 9, 2015. During the years ended December 31, 2020, 2021 and 2022, respectively, the CBX was used by approximately 1.7 million, 2.7 million and 4.1 million passengers.

OTV is a private company incorporated in the United States and wholly owned by Otay-Tj Holdings, L.L.C. The holding company has two shareholders. 25% is held by a U.S. company, and 75% is held by a Mexican company. The shareholders of the Mexican company also own 66.66% of AMP, our strategic shareholder. Consequently, this agreement is considered an operation between related parties. OTV obtained the presidential permit in the U.S. to provide border-crossing services and is responsible for all obligations with the U.S. government. It is also the owner of the property along the U.S. border which it acquired prior to obtaining the presidential permit on which the CBX terminal was subsequently constructed. For this reason, this business opportunity could only be conducted with OTV.

The agreement with OTV was negotiated at arm’s length and reported to our Audit and Corporate Practices Committee. It was approved by a majority of our independent directors at a board of directors meeting on February 26, 2013, and our Series BB directors appointed by AMP abstained from the vote.

Accounts receivable (payable) with other related parties

As of December 31, 2020, 2021 and 2022, the following balances receivable (payable) with other related parties that are in the consolidated statement of financial position, are integrated as follows (in thousands of pesos):

	2020		2021		2022
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	1,698	Ps.	—	Ps.	2
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	5,955	Ps.	6,473	Ps.	—
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	549	Ps.	808	Ps.	—

Other operations with other related parties

During the years ended December 31, 2020, 2021 and 2022, the following operations were carried out with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income, are as follows (in thousands of pesos):

	2020		2021		2022
Commercial revenues:
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,313	Ps.	1,387	Ps.	1,631
Promotora Cabo Real, S.A. de C.V. (Shareholder)	Ps.	14,291	Ps.	—	Ps.	—
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	5,524	Ps.	7,669	Ps.	10,985
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	24,093	Ps.	25,128	Ps.	38,259
Beer Factory de México, S.A. de C.V. (Independent director)	Ps.	1,389	Ps.	—	Ps.	—
Operadora y Administradora de Restaurantes Gigante, S.A. de C.V. (Independent director)	Ps.	1,004	Ps.	—	Ps.	—
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	62	Ps.	—	Ps.	—
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	—	Ps.	35

	2020		2021		2022
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	—	Ps.	8,711	Ps.	—

Item 8. Financial Information

See “Item 18, Financial Statements” and our consolidated financial statements beginning on page F-1. Since the date of the financial statements, no significant change has occurred.

LEGAL PROCEEDINGS

General

We are periodically involved in certain legal proceedings that are incidental to the normal conduct of our business, none of which is expected to have a material or adverse effect on our business. In addition to those legal proceedings in the ordinary course of our business, in recent years, we have also been subject, directly and indirectly, to litigation proceedings that are summarized below.

Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain of our bylaws

Articles X and XII of our bylaws, among others, limit the ability of Series B shareholders, directly or with related parties, other than AMP, to hold more than 10% of our capital stock, and any shares held in excess of that amount must be sold in a public offering. In accordance with our bylaws, until the public offering of such shares takes place, such excess shares have no voting power and cannot be represented at any shareholders’ meeting.

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

In October 2010, a legal proceeding was filed against us in a civil court in Mexico City. The complaint sought to have the court grant relief by, among others, declaring Articles X and XII of our bylaws void. The plaintiffs were Grupo México and its subsidiary ITM. On February 19, 2014, the Mexican Supreme Court agreed to review the legal proceeding regarding ownership limits contained in our bylaws that impose a 10% ownership threshold, stating that it considered this issue a matter of national interest and significance, and referred the proceeding to the second chamber of the Supreme Court. On June 17, 2015, the Mexican Supreme Court upheld the validity of Articles X and XII of our bylaws under Article 48, Section III of the Mexican Securities Law and remanded the case to the intermediate appellate court. In accordance with the decision of the Mexican Supreme Court, the Superior Court of Mexico City: (i) declared that Grupo México and ITM were in violation of our bylaws, resulting from the fact that together they held more than 10% of our capital stock; (ii) ordered the sale by Grupo México and ITM of the Series B shares held in excess of 10% of our capital stock; and (iii) instructed that the sale should be conducted through a public offer (Oferta Pública de Venta) in accordance with the laws of Mexico and Article XII of our bylaws. On May 8, 2019, a civil court in Mexico City granted a request for an amparo by Grupo Mexico challenging the constitutionality of Article 48, Section III of the Mexican Securities Law. We then filed a direct amparo appeal. On March 26, 2021, the civil court in Mexico City upheld the validity of Article 48, Section III of the Mexican Securities Law and confirmed the validity of Articles X and XII of our bylaws. As of the date of its last Schedule 13D filed with the SEC on August 2, 2021, Grupo México owned 2.9% of our total shares.

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

Tijuana

In the case of our Tijuana airport, our airport subsidiary has been joined as an interested third party in the proceedings challenging the 1970 expropriation decree. During 2008, the ejido received an unfavorable ruling, which it appealed. Afterwards, it received a judgment in its favor from the agrarian court calling for the restitution of 320 hectares of land. On October 20, 2016, we filed an amparo against the decision. On November 26, 2020, the amparo was resolved in our favor. The ruling leaves without effect the prior ruling by the agrarian court calling for the restitution of land and further rules that the conditions for restitution as laid out in Article 98 of the Agrarian Law (Ley Agraria) were not met.

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

Guadalajara

In the case of Guadalajara International Airport, in 2009 two different ejidos commenced proceedings before an agrarian court (Tribunal Superior Agrario) against the SICT, seeking to void the expropriation decree of 1975. The case was transferred to the federal justice system. In November 2010 ruling in favor of the ejidos, the district court ordered the return of all expropriated property to the ejidos, thus voiding the specific concession granted to us on expropriated land. Although Guadalajara airport joined as an interested third party in the proceedings, we appealed this decision. On July 10, 2012, the appellate court reversed and remanded the decision. On July 31, 2014, the district court issued a new judgment in favor of one of the ejidos, El Zapote. Both Guadalajara airport and the federal authorities again appealed. On April 14, 2016, an appellate court issued a definitive decision on the matter declaring that although the rights of the ejido to challenge the appraised value of their land were violated, the land could not be returned to them. Furthermore, the court concluded that our concession was valid. The decision is now in the enforcement phase. On January 13, 2017, the Department of Agrarian, Territorial and Urban Development (Secretaría de Desarrollo Agrario, Territorial y Urbano (SEDATU)) issued an appraisal for the value of a portion of the land on which the Guadalajara airport is located, related to the appeal previously mentioned. This appraisal was made based on the expropriation decree of 1975. This proceeding was challenged by the ejido and accepted by the court. In response to the above, the district judge began a proceeding for restitution through financial compensation on August 10, 2018. On December 6, 2022, a substitute compliance judicial agreement was signed. In addition to ensuring the operation of the airport, this agreement permits its expansion. This agreement was executed on December 9, 2022 by paying Ps.82.6 million. This agreement was signed with the consent of the aeronautical authority. Even though, the judicial agreement concludes the claims from the Ejido, the Company cannot provide assurance that new lawsuits can be filed against the Company in the future.

Puerto Vallarta

In October 2013, Puerto Vallarta International Airport received notification of lawsuits related to the ejido Valle de Banderas. These lawsuits claimed the invalidity of the expropriation by the Mexican government of the land on which the airport is located. Participants of the ejido commenced four proceedings against us, our Puerto Vallarta airport and various federal authorities for restitution or compensation with respect to 154 hectares of land comprising this airport. The claimants seek, among other things, to invalidate the expropriation decree issued on October 9, 1957, and, in two of the proceedings, are also seeking restitution of the land as they were not part of the expropriation decrees of October 9, 1957, August 20, 1990, November 24, 1993, and April 24, 1997. These lawsuits also seek, in part, to void the concession granted to the airport. We challenged the lawsuits on the basis of lack of jurisdiction. This is because the claims were brought in the courts of the State of Nayarit, while Puerto Vallarta airport is located in the State of Jalisco. The superior agrarian court agreed with our appeal and removed the case to Guadalajara.

The terms of our concession require the Mexican government to provide us with restitution for any loss of our use of the land provided for in our Mexican concessions. Although no assurance can be given, we believe that the Mexican government would be liable for any operational disruption caused by the proceedings with the ejidos and would have to restore our rights of use for the public property assigned to us under the concessions if we were to lose our appeals.

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

Tijuana

Of these, the most relevant case relates to Tijuana airport. On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of Ps.234.8 million in property taxes for the period from 2000 to 2014. This requirement was challenged on December 19, 2014. With respect to the municipal authority’s request for us to post a collateral bond guaranteeing the entire amount in question, the court granted judgment in our favor. In addition, it suspended the requirement, which we had challenged on the grounds that we had already guaranteed part of the amount in previous proceedings. On October 6, 2020, the lower court issued a ruling against us. We immediately filed for judicial review. On June 28, 2022, in a plenary session, the Court confirmed the resolution against the Company. On August 24, 2022, the airport filed a new appeal before a higher court, which is pending resolution.

On March 25, 2020, the Tijuana municipal authority issued a requirement for payment of 2015 property taxes for Ps.23.5 million. On March 11, 2021, the municipal authority issued another requirement for 2016. Each of these requirements were challenged in a timely manner and are pending resolution.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.34.0 million (historical value) on December 31, 2022 (excluding reserve amounts corresponding to 2022 net income).

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

As a result of the 2014 Fiscal Reform, dividends paid to Mexican individuals or any foreign residents with respect to our Series B shares and ADSs are subject to a 10% withholding tax. The definition of dividend for this purpose includes, among others, in addition to declared dividends: (i) interest paid on preferred shares; (ii) loans to shareholders and partners unless the loan is established for less than one year, incurred in the operations of the business and meets certain requirements; (iii) payments that are considered non-deductible and benefit shareholders; (iv) amounts not recognized as a result of omissions of income or unrealized purchases; and (v) transfer pricing adjustments to income or expenses as a result of assessments by the tax authorities for related party transactions. The 10% distribution tax would also apply on distributions from a branch to the home office. A transitory provision limits the withholding tax on dividends to earnings generated in 2014 and subsequent years. For this purpose, the transitory provision refers to distributions from accumulated previously taxed earnings (CUFIN) as of 2013, being free of tax. Taxpayers are currently required to maintain a separate CUFIN account for earnings. Because this withholding tax would be a tax on the shareholders under the Mexican Income Tax Law, treaty benefits should be available.

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

Under our dividend policy, our annual dividend consists of two components. The first component is a fixed amount, which was Ps.450 million in 2005 (for the dividend paid in 2006) and is intended to increase gradually each year. The dividend policy also contemplates that our annual dividend will include any cash and cash equivalents we hold (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) in excess of our “minimum cash balance.” For purposes of our policy, the “minimum cash balance” is the amount of cash and cash equivalents that our board of directors determines is necessary to cover the minimum amount of expenses and investments expected to be incurred in the fiscal year during which the dividend payment is made and the subsequent fiscal year. Dividends are expected to be made payable in cash and in one or more payments as determined at the relevant ordinary shareholders’ meeting approving dividends.

We paid aggregate dividends of Ps.7,313.7 million in 2022. During our 2020 and 2021 General Ordinary Shareholders’ Meetings, no dividend was proposed.

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

As of December 31, 2022, we had accumulated approximately Ps.12.5 billion of distributable earnings that had been subject to corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

Item 9. The Offer and Listing

TRADING MARKETS

Our publicly traded share capital consists of our Series B common shares without par value, which are publicly traded in Mexico on the Mexican Stock Exchange under the ticker symbol “GAP B.” The Bolsa Institucional de Valores, or the “Institutional Stock Exchange,” launched operations on July 25, 2018. The Institutional Stock Exchange competes with the Mexican Stock Exchange for trades. All shares traded on the Mexican Stock Exchange, including our Series B common shares, are now traded on the Institutional Stock Exchange, as well. Both stock exchanges operate a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as Series B common shares represented by common ADSs that are directly or indirectly quoted on a stock exchange outside of Mexico. Most securities listed on the Mexican Stock Exchange and on the Institutional Stock Exchange, including our Series B common shares, are on deposit with Indeval. This is a privately owned securities depositary that acts as a clearinghouse for transactions on the Mexican Stock Exchange and on the Institutional Stock Exchange.

Our common ADSs, each representing 10 Series B common shares, are traded on the NYSE under the ticker symbol “PAC”. The Bank of New York Mellon serves as the depositary for our common ADSs. On April 5, 2023, there were 7,113,131 common ADSs outstanding, representing 14.0% of our total share capital.

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

At each shareholders’ meeting for the election of directors, the holders of Series BB shares are entitled to elect four directors. The remaining members of the board of directors are to be elected by the holders of Series B shares.

Each person (or group of persons acting together) holding 10% of our capital stock in the form of Series B shares is entitled to appoint one director. The remaining positions on the board of directors will be filled based on the vote of all holders of Series B shares that have not elected to appoint a director by virtue of owning 10% of our capital stock. The candidates to be considered for election as directors by Series B shareholders are proposed to the shareholders by the Nominations and Compensation Committee. All directors are elected by a simple majority of the votes cast at the relevant shareholders’ meeting. Our bylaws do not currently require mandatory retirement of directors after they reach a certain age. The compensation of our directors is proposed by the Nominations and Compensation Committee to all of our shareholders at shareholders’ meetings for their approval. Pursuant to the Securities Market Law, 25% of our directors must be independent within the definition of that term specified therein.

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

In addition to the foregoing, each of the following actions of our board of directors, among others, may only occur with the approval of the Series BB directors:

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 13, 2023:

Capital Stock

Capital Stock	Authorized (1)	Issued and Outstanding
Series B shares	435,456,340	428,432,227
Series BB shares	76,845,237	76,845,237
Total	512,301,577	505,277,464

(1)
At our April 22, 2022, Extraordinary Shareholders’ Meeting, our shareholders approved the cancellation of 13,273,970 Series B shares previously repurchased by us and held as treasury shares. Article Six, Clause 2 of our bylaws establishes that our Series BB shares may only represent up to 15% of our authorized capital stock. Consequently, because of the cancellation of Series B shares approved at our Extraordinary Shareholders’ Meeting and to comply with the provisions of our bylaws, on October 24, 2022, Bancomext, as trustee of the trust in which AMP’s Series BB shares are held requested the conversion of 1,991,096 Series BB shares held by the trust to Series B shares. This process was authorized by the CNBV on March 2, 2023. For a description of the AMP trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.” This table has been updated to reflect both the cancellation and conversion of shares as described above.

Our bylaws provide that our shares have the following characteristics:

•
Series B: Series B shares currently represent 85% of our capital stock and may represent up to 100% of our share capital. Series B shares may be held by any Mexican or foreign natural person, company or entity, except foreign governments.
•
Series BB: Series BB shares currently represent 15% of our capital stock and may not represent a greater percentage of our capital stock. Like Series B shares, Series BB shares may be held by any Mexican or foreign natural person, company or entity, except for foreign governments and subject to the other requirements of our bylaws.

Under the Mexican Airport Law and the Mexican Foreign Investments Law (Ley de Inversión Extranjera), foreign persons may not directly or indirectly own more than 49% of the capital stock of a holder of an airport concession unless authorization from the Mexican Commission of Foreign Investments is obtained. We have obtained this authorization, and as a consequence these restrictions do not apply to our Series B or Series BB shares.

All ordinary shares confer equal rights and obligations on holders within each series. Series BB shares are subject to transfer restrictions under our bylaws and generally must be converted to Series B shares before they can be transferred. On or after August 25, 2014, all of the Series BB shares may be converted into Series B shares if (i) the Technical Assistance Agreement between AMP and us has not been renewed; and (ii) the Series BB shareholders so request. Notwithstanding the foregoing, if at any time after August 25, 2014, Series BB shares represent less than 7.65% of our share capital, those shares will be mandatorily converted into Series B shares and the Technical Assistance Agreement will be terminated.

Voting Rights and Shareholders’ Meetings

Each Series B share and Series BB share entitles the holder to one vote at any general meeting of our shareholders. Holders of Series BB shares are entitled to elect four members of our board of directors and holders of Series B shares are entitled to elect the remaining members of the board of directors.

Under Mexican law and our bylaws, we may hold three types of shareholders’ meetings: ordinary, extraordinary, and special. Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meetings. An annual ordinary shareholders’ meeting (our “General Ordinary Shareholders’ Meeting”) must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the report prepared by the board on our financial statements, the appointment of members of the board of directors, the declaration of dividends and the determination of compensation for members of the board.

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

At or prior to the time of publication of any call for a shareholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to Series B shares.

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
•
the cancellation of registration of our shares with the National Securities Registry (Registro Nacional de Valores), with the Mexican Stock Exchange (BMV) or with any other domestic or foreign stock exchange in which they are registered;
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

At the General Ordinary Shareholders’ Meeting held on April 22, 2022, we declared a dividend of Ps.14.40 per common share outstanding. The first payment for that dividend in the amount of Ps.3,675.7 million was made on May 16, 2022, and the remaining Ps.3,638.0 million was paid on November 17, 2022.

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

At the General Ordinary Shareholders’ Meetings held on July 1, 2020, we did not declare a dividend.

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

Subject to the individual ownership limitations set forth in our bylaws, in the event of an increase in our capital stock our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time, unless the capital increase is made under the provisions of Article 53 of the Securities Market Law. Said preemptive right shall be exercised by any method provided in Section 132 of the Mexican General Corporations Law, by subscription and payment of the relevant stock within fifteen business days after the date of publication of the corresponding notice to our shareholders in the Mexican Federal Gazette and in one of the newspapers of greater circulation in Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the fifteen business day period shall commence on the date of the meeting.

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
•
If the acquisition is charged against shareholder’s equity, the shares may be kept by us without the need to make a reduction in our capital stock. Otherwise, if the acquisition is charged against our capital stock, the shares will be converted into unsubscribed shares kept in our treasury, without need for a resolution by our shareholders at a shareholders’ meeting.
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
•
We must be up to date with the payment of obligations under debt instruments issued and registered in the National Securities Registry that we may have issued.

Shares of the company belonging to us may not be represented or voted in shareholders’ meetings, nor may corporate or economic rights of any kind be exercised, nor will the shares be considered outstanding for the purpose of determining the quorum or voting in shareholders’ meetings.

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

In addition to the foregoing, our bylaws provide that a member of the board of directors will be liable to us and our shareholders for breaching his or her duties, as provided under articles 29 to 37 of the Securities Market Law.

Our bylaws provide that the members of the board of directors, or the board committees, and the secretary shall be indemnified by us in case of violations of their duty of care (deber de diligencia), as long as they did not act in bad faith, violate their duty of loyalty or commit an illicit act under the Securities Market Law or other applicable law. Additionally, our bylaws provide that we shall indemnify the members of the board of directors and the secretary for any indemnification liability that they may incur as long as they have not acted in bad faith, violated their duty of loyalty or committed an illicit act under the Securities Market Law or other applicable law.

Information to Shareholders

The Securities Market Law establishes that we, acting through our board of directors, must annually present a report at a shareholders’ meeting that includes the following:

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
•
The report is prepared by the chief executive officer under article 44, paragraph XI of the Securities Market Law. This report must be accompanied by the report (dictamen) of the external auditor, and should include, among other things: (i) a report of the directors on the operations of the company during the preceding year, as well as on the policies followed by the directors and on the principal existing projects of the company, (ii) a statement of the financial condition of the company at the end of the fiscal year, (iii) a statement regarding the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year, and (iv) the notes which are required to complete or clarify the foregoing information.
•
The board’s opinion on the contents of the report prepared by the chief executive officer and mentioned in the preceding paragraph.
•
A report explaining the principal accounting and information policies and criteria followed in the preparation of financial information.
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

Directors’ Conflict of Interest

Under Mexican law, any director who has a conflict of interest in any transaction must disclose such fact to the other directors and abstain from voting on such transaction. Any director who violates such a provision will be liable to us for any resulting damages or losses. Additionally, under our bylaws, certain conflicts of interest will have the effect of disqualifying a person from serving on our board of directors.

MATERIAL CONTRACTS

Our Mexican subsidiaries are parties to the airport concessions granted by the SICT under which we are required to construct, operate, maintain and develop the airports in exchange for certain benefits. See “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation,” “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions” and “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – General Obligations of Concession Holders.”

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

We are a party to a participation agreement with AMP and the SICT which establishes the framework for several other agreements to which we are a party. See “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

We have entered into a Technical Assistance Agreement with AMP providing management and consulting services. See “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

TAXATION

The following is a summary of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs, and that is a “non-Mexican holder” (as defined below), (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary of U.S. tax considerations deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as entities treated as a partnership for U.S. federal income tax purposes or a partner in such partnership, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding shares by vote or value, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax or net investment income tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and investors holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. The summary of Mexican tax considerations does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the Series B shares or ADSs and does not address all of the Mexican tax consequences that may be applicable to specific holders of the Series B shares or ADSs (including a holder that controls the Company, an investor that holds 10% or more of the Series B shares or ADSs by vote or value or holders that constitute a group of persons for purposes of Mexican law that controls the Company or that holds 10% or more of the Series B shares or ADSs by vote or value, or a holder that is a resident of Mexico or that is a corporation resident in a tax haven (as defined in the Mexican Income Tax Law)). In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United States of America (hereinafter “United States” or "U.S.") and the United Mexican States (hereinafter “Mexico”) as in effect on the date of this annual report on Form 20-F, including the provisions of The Convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of

Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, together with related Protocols and Competent Authority Agreements (hereinafter “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for federal tax purposes and that does not hold Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it has its place of effective management or center of interest in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual’s significant center of interest. However, any determination of residence should take into account the particular situation of each person or legal entity. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

In general, for U.S. federal income tax purposes, holders of ADSs are treated as beneficial owners of the Series B shares represented by those ADSs. Accordingly, deposits and withdrawals of Series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally are includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and are not eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). To the extent that a distribution exceeds our current and accumulated earnings and profits, it is treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Distributions, which are made in pesos, are includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of Series B shares or by the depositary in the case of ADSs, whether or not they are converted into U.S. dollars on the date of receipt. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions. Any gain or loss on a subsequent conversion or other disposition of the pesos generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

The U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. Based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2023 taxable year. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and property elects, the benefits of the Tax Treaty, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican tax on dividends is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

In accordance with current Mexican tax law, any gain on the sale or transfer of ADSs through a securities market recognized by the Mexican Tax Code (Codigo Fiscal de la Federacion), including the NYSE, by any non-resident holder who resides in a country with which Mexico holds a tax treaty is exempt from income tax payment in Mexico. However, current Mexican tax law is not clear with respect to the treatment of sales of ADSs by non-resident holders who also do not reside in a country with which Mexico has a tax treaty.

The sale or transfer of shares not in the form of ADSs outside of the Mexican Stock Exchange will give rise to a 25% Mexican withholding tax on the gross proceeds realized from the transaction. Subject to certain exceptions, a non-Mexican holder may elect to pay taxes on the gains realized from the sale of shares on a net basis at a rate of 35.0%.

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the Series B shares or ADSs, a U.S. holder will generally recognize gain or loss in an amount equal to the difference between the amount realized and such U.S. holder’s tax basis in the Series B shares or ADSs (in U.S. dollars). Such gain or loss will generally be capital gain or loss. Gain or loss recognized by a U.S. holder on such sale or other disposition generally is treated as long-term capital gain or loss if, at the time of the sale or other disposition, the Series B shares or ADSs had been held for more than one year. Long-term capital gain recognized by a non-corporate U.S. holder is taxable at reduced rates. The deduction of a capital loss is subject to limitations. A U.S. holder that receives non-U.S. currency from a sale or other disposition of the Series B shares or ADSs generally will recognize an amount equal to the U.S. dollar value of such non-U.S. currency on the date the Series B shares or ADSs are disposed of. A cash basis or electing an accrual basis taxpayer will determine the U.S. dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale. If an accrual basis U.S. holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder will have a tax basis in any non-U.S. currency received in respect of the sale or other disposition of its Series B shares or ADSs equal to its U.S. dollar value calculated at the exchange rate in effect on the date of such sale or other disposition (or in the case of a cash basis or electing accrual basis taxpayer the exchange rate in effect on the date of the receipt).

Capital gain or loss recognized by a U.S. holder on the sale or other disposition of the ADSs or units generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Mexican tax imposed on the sale or other disposition of the shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or disposition of the ADSs or units even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or units and any Mexican tax imposed on such sale or disposition.

Other Taxes

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value-added taxes applicable to the ownership, transfer or disposition of the Series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of Series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of Series B shares or ADSs.

U.S. Backup Withholding Tax and Information Reporting Requirements

Dividends paid on, and proceeds from the sale or other disposition of Series B shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

See Note 4 to our audited consolidated financial statements for disclosures about market risk.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar but collected in pesos based on the average exchange rate for the prior month. In 2020, 2021 and 2022, approximately 25.3%, 27.3% and 28.1%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2020, 2021 and 2022, 31.0%, 33.1% and 34.1%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). A depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues. Approximately 21% of our 2022 aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 17.3% of our consolidated costs and expenses are denominated in U.S. dollars. Based upon a 10% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2022, we estimate that our revenues would have increased by approximately Ps.470.8 million, and our costs and expenses would have increased by approximately Ps.234.8 million.

As of December 31, 2020, 2021 and 2022, respectively, 60.5%, 35.5% and 57.0% of our cash and marketable securities were denominated in U.S. dollars.

In 2020, we obtained U.S.$37.0 million in additional U.S. dollar indebtedness, and as of December 31, 2020, we had U.S.$268.5 million in U.S. dollar-denominated debt. In 2021, we restructured U.S.$191.0 million of existing U.S. dollar indebtedness, and as of December 31, 2021, we had U.S.$260.5 million in U.S. dollar-denominated debt. In 2022, we obtained U.S.$191.0 million in loans by refinancing bank debt. We had a total of U.S.$252.5 million in U.S. dollar-denominated debt as of December 31, 2022. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness.

On December 31, 2020, 2021 and 2022, we did not have any outstanding forward foreign exchange contracts.

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

As of December 31, 2022, we had approximately Ps.19.3 billion in variable rate debt. In recent years, we contracted interest rate swaps covering Ps.6.9 billion worth of risk for increased interest rates related to the issuance of our GAP 19 and GAP 20 long-term debt securities and MBJA’s loan with Bank of Nova Scotia. As of December 31, 2022, we had Ps.15.0 billion in fixed rate debt, of a total debt of Ps.34.3 billion. Accordingly, 62% of our total debt is fixed, taking into account the interest rate swaps.

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

On March 1, 2022, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swaps) in order to hedge the risk of increasing the libor1M rate of the two loans that MBJA has in USD for a total of U.S.$58.0 million. U.S.$30.0 million that accrues an interest rate Libor1M plus 3.10% is swapped for 1.59%, until the expiration of the loan and the U.S.$28.0 million that accrues an interest rate Libor1M plus 2.85% is swapped for 1.785%, until the expiration of the loan. Changes in fair value will be recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the loans are recognized, the derivative is only for Libor1M rate.

On September 3, 2020, MBJA signed loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for up to U.S.$60.0 million available for disbursement up to 24 months from the closing date. The loan has a 5-year maturity with a 2-year optional extension for up to U.S.$58.0 million, with a monthly interest rate of Libor plus 310 basis points and principal payments of 10% due on the fifty-fourth month and 90% due at maturity. The disbursement fee was 50 basis points due at closing and a commitment fee of 55 basis points payable quarterly on any drawn balance. The first drawdown of U.S.$30.0 million was made on September 4, 2020. The loan proceeds were used to finance the airport’s Capital Development Program, as well as for general corporate purposes.

On March 2, 2020, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swaps) in order to cover the risk derived from the tranche of the GAP 20 long-term debt securities. The contract is for a value of Ps.3.0 billion and pays a fixed interest rate of 6.332% at the maturity of the long-term debt securities.

On February 26, 2019, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swap) in order to cover the risk derived from the tranche of the GAP 17-2 long-term debt securities. The contract is for a value of Ps.2.3 billion and pays a fixed interest rate of 8.0315% at the maturity of the long-term debt securities and concluded with the payment of the debt securities on November 3, 2022.

On February 27, 2019, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swap) in order to cover the risk derived from the tranche of the GAP 19 long-term debt securities. The contract is for a value of Ps.3.0 billion and pays a fixed interest rate of 8.03% at the maturity of the long-term debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as a hedging reserve. They are recycled to financial expenses as the interest of the debt securities is recognized.

During 2020, we paid (i) Ps.1,097.6 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 5.87% plus a contractual fixed spread and an average Libor rate of 0.49%, plus a contractual fixed spread and (ii) Ps.307.5 million of interest expense under fixed-rate loans.

During 2021, we paid (i) Ps.1,019.0 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 4.67% plus a contractual fixed spread and an average Libor rate of 0.10%, plus a contractual fixed spread and (ii) Ps.640.5 million of interest expense under fixed-rate loans.

During 2022, we paid (i) Ps.1,393.2 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 8.1% plus a contractual fixed spread and an average Libor rate of 1.88%, plus a contractual fixed spread and (ii) Ps.834.7 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase in the TIIE-28 and the Libor rate as of December 31, 2022, we estimate that our interest expense would have increased by Ps.240.7 million.

Because both our U.S. dollar loans and our peso bond debt have variable interest rates, an increase without interest rate hedges would reduce our cash flows. To reduce our exposure, we have contracted interest rate hedges with HSBC and Scotiabank. The financial instruments with Scotiabank to cover the GAP 17-2, GAP 19 and GAP 20 long-term debt securities were entered into for speculative purposes and were formally designated. Therefore, these instruments qualify as hedging instruments for accounting purposes, and as a result, changes in their fair value are recognized in other comprehensive income and profit or loss in the cash flow hedge reserve.

	Notional amount		Coverage			Market value at December 31, 2022
	(millions)		start date	Rate	Due date	(in millions)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	3,000.0	February 2019	8.03%	March 2024	Ps.	91.9
Scotiabank	Ps.	3,000.0	March 2020	6.332%	February 2025		200.8
					Total Assets	Ps.	292.7

Derivatives designated as hedge financial instruments
The bank of nova scotia	USD	$20.0	March 2022	1.59%	April 2025		(15.0)
The bank of nova scotia	USD	$30.0	March 2022	1.7850%	September 2025		(36.2)
					Total Liability	Ps.	(51.2)

For the year ended December 31, 2022, we recognized a gain of Ps.6.8 million within finance cost as income of the period, due to the value of the premium paid, for the effect of the intrinsic value of these hedges. For the year ended December 31, 2021, we recognized a gain of Ps.51.6 million within finance cost as income of the period, due to the value of the premium paid, for the effect of the intrinsic value of our hedges of the GAP 17-2, GAP 19 and GAP 20 debt securities. In 2020, we recognized Ps.41.8 million in the reserve for the loss of fair value of the coverage, and in 2021, we recognized Ps.51.7 million in the reserve for the gain for cash flow hedges of GAP 17-2, GAP 19 and GAP 20 debt securities. In 2022, we recognized Ps.130.6 million in the reserve for the gain on cash flow hedges.

On March 1, 2022, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swaps) in order to hedge the risk of increasing the libor1M rate of the two loans that MBJA has in USD for a total of U.S.$58.0 million. U.S.$30.0 million that accrues an interest rate Libor1M plus 3.10% is swapped for 1.59%, until the expiration of the loan and the U.S.$28.0 million that accrues an interest rate Libor1M plus 2.85% is swapped for 1.785%, until the expiration of the loan. Changes in fair value will be recognize temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the loans are recognized, the derivative is only for Libor1M rate. As of December 31, 2022, we recognized U.S.$0.2 million (Ps.4.0 million) as finance cost as a result of the application of the hedge because the fixed rate contracted in the swap was higher than Libor1M.

On March 2, 2020, we entered into a hedge of the variable interest rate generated by the debt securities issued in February 2020. These debt securities were issued at a 28-day TIIE variable rate plus 17 basis points, so a swap was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2022, we recognized Ps.4.2 million as finance cost and Ps.45.7 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was higher than the TIIE.

On February 27, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in March 2019. These debt securities were issued at a 28-day TIIE variable rate plus 45 basis points, so a swap was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2022, we recognized Ps.25.8 million as finance cost and Ps.14.9 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE.

On February 26, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in November 2017. These debt securities were issued at a 28-day TIIE variable rate plus 44 basis points, so a swap was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2022, we recognized Ps.19.6 million as finance cost and Ps. 4.3 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was higher than the TIIE.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees (as invoiced in the reimbursement request to the depositary) or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2020, we received U.S.$20.9 thousand in reimbursements from the depositary for expenses corresponding to 2019. In 2021 and 2022, we did not receive any reimbursements from the depositary for expenses corresponding to 2020 and 2021, respectively.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)
Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, our disclosure controls and procedures were effective as of December 31, 2022.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2022. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our Company maintained effective internal control over financial reporting as of December 31, 2022.

Our independent registered public accounting firm that audited the financial statements included in this filing has issued an attestation report on the effectiveness of our internal control over financial reporting.

c)
Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

d)
Report of Independent Registered Public Accounting Firm on Internal Controls

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020, 2021 and 2022 and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 13, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion

Definition and Limitations of Internal Control Over Financial Reporting

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
Guadalajara, Jalisco, México
April 13, 2023

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Cárdenas Dosal S.C. (“KPMG Mexico”), during the fiscal years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020		2021		2022
	(thousands of pesos)
Audit fees	Ps.	14,202	Ps.	15,070	Ps.	15,253
Other fees		1,479		1,263		3,027
Total fees	Ps.	15,681	Ps.	16,333	Ps.	18,280

Audit fees in the above tables are the aggregate fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements and services related to the Sarbanes-Oxley Act of 2002, services related to the issuance of debt securities, the audit of the financial statements of certain subsidiaries and other statutory audit reports.

We have not engaged our independent auditors for tax compliance, tax advice or tax planning services in the fiscal years ended December 31, 2020, 2021 and 2022.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The tables below set forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by or on behalf of an “affiliated purchaser,” the average price paid per share, the total number of shares purchased as part of a publicly announced repurchase plan or program and the maximum number (or approximate dollar value) of shares that may yet be purchased under our plans and programs.

Shares Repurchased Pursuant to the Share Repurchase Program

2022	(a) Total number of shares repurchased (1)	(b) Average price paid per share in Pesos	(c) Total number of shares purchased as part of publicly announced plans or programs(2)	(d) Approximate dollar value that may yet be purchased under the plans or programs (in million) announced plans or programs(2)
January 1-31	-	-	-	-
February 1-28	60,836	293	60,836	17,795,144
March 1-31	1,720,630	280	1,720,630	481,678,351
April 1-30	-	-	-	-
May 1-31	932,369	290	932,369	269,956,937
June 1-30	1,077,724	284	1,077,724	306,272,774
July 1-31	1,235,301	282	1,235,301	347,800,129
August 1-31	1,995,147	289	1,995,147	575,885,592
September 1-30	2,106	284	2,106	598,002
October 1-31	-	-	-	-
November 1-30	-	-	-	-
December 1-31	-	-	-	-
2022 Total	7,024,113	-	7,024,113	1,999,986,929

(1) We do not repurchase our shares other than through the share repurchase program. Shares repurchased, if any, were purchased in open-market transactions.

(2) We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion. At the Ordinary Shareholders' Meeting held on April 22, 2022, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.2,031.8 million, approved in an Ordinary General Shareholders' Meeting held on April 27, 2021 and September 14, 2021 and a maximum amount of resources allocated was approved for the repurchase of the Company's own shares of Ps.2,000.0 million during the 12 months following its approval, if the Company's management determines it convenient or necessary.

As of December 31, 2020, 2021 and 2022, there was a total balance of 35,424,453, 13,273,970 and 7,024,113 repurchased shares, respectively, on our Consolidated Statements of Financial Position. As of April 5, 2023, we have 7,024,113 shares held in treasury.

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

Market Law and our bylaws (which incorporate Section 10A-3 of the Exchange Act).

The determination of independence under the Securities Market Law differs in certain respect from the provisions of §303A.02. Under Article 26 of the Securities Market Law, a director is not independent if such director is:

(i) an employee or officer of the company or of another company that is a member of the same corporate group (consorcio o grupo empresarial ) as the company (or a person who has been so within the prior year);

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

2.d	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 *.
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

4.2

Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the SICT, Nacional Financiera, S.N.C., the Company, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext and the ASA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

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

Dated: April 13, 2023

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2020, 2021 and 2022 and for the

Years Ended December 31, 2020, 2021 and 2022

and Report of Independent Registered Public

Accounting Firm Dated April 13, 2023

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Auditors and 2020, 2021 and 2022 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2022, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 13, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of classification of certain expenditures as improvements to concession assets or maintenance costs

As discussed in the notes 3d and 8 to the consolidated financial statements, the Company has a net balance of Ps. 20,260 million of improvements to concession assets as of December 31, 2022. The Company is committed to carry-out numerous expenditures to each of its airports on an annual basis, in the case of Mexican airports, and every five years in the case of Jamaican airports, under the programs of the Master Development Plan. Expenditures which are considered to be upgrades or improvements to concession assets are recognized as intangible assets within the Improvements to Concession Assets account. Expenditures in relation to general maintenance of concession assets are recognized as costs in the consolidated statement of profit and loss and other comprehensive income.

We identified the assessment of the classification of certain items of expenditure as either improvements to concession assets or as maintenance costs as a critical audit matter. The Company’s management applied judgment to classify certain items of expenditure which, in turn, required auditor judgment to evaluate.

The following are the primary procedures we performed to address this critical audit matter. We read the Master Development Plan and evaluated the Company’s policy for classifying expenditures as either improvements to concession assets or as maintenance costs, considering the relevant accounting literature. We checked that the Company’s policy was applied to a sample of expenditures recognized as improvements to concession assets during the year ended December 31, 2022, and to a sample of maintenance costs recognized during the year ended December 31, 2022.

We have served as the Company’s auditor since 2016.

/s/ KPMG CÁRDENAS DOSAL S.C.

KPMG CÁRDENAS DOSAL S.C
Guadalajara, Jalisco, México
April 13, 2023

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020, 2021 and 2022

(In thousands of Mexican Pesos)

Assets

	December 31, 2020		December 31, 2021		December 31, 2022
Current assets:
Cash and cash equivalents (Note 5)	Ps.	14,444,549	Ps.	13,332,877	Ps.	12,371,464
Trade accounts receivable – net (Note 6)		1,266,005		1,720,475		2,368,342
Recoverable taxes (Note 12.b)		1,072,855		1,267,643		658,121
Other current assets		62,700		76,580		113,853
Total current assets		16,846,109		16,397,575		15,511,780
Advanced payments to suppliers		464,675		923,795		2,564,880
Machinery, equipment and improvements on leased assets – net (Note 7)		2,146,232		3,094,220		3,928,258
Improvements to concession assets – net (Note 8)		13,763,840		16,857,852		20,260,493
Airport concessions – net (Note 9)		10,649,220		10,328,521		9,668,698
Rights to use airport facilities – net (Note 10)		816,898		760,200		703,500
Other acquired rights – net (Note 11)		464,903		448,206		431,509
Derivative financial instruments (Note 15)		-		89,711		292,697
Deferred income taxes – net (Note 12.e)		5,966,363		6,230,886		6,810,168
Right of use assets		23,626		56,440		57,258
Other assets – net		219,307		135,679		276,100
Total	Ps.	51,361,173	Ps.	55,323,085	Ps.	60,505,341

See accompanying notes to consolidated financial statements.

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020, 2021 and 2022

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2020		December 31, 2021		December 31, 2022
Current liabilities:
Banks loans, debt securities and current portion of the debt (Note 16.a and b)	Ps.	2,659,590	Ps.	3,964,668	Ps.	2,256,891
Concession taxes payable		155,744		268,114		259,083
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 30.a)		157,003		394,208		621,722
Accounts payable (Note 13)		1,194,350		3,147,544		2,472,291
Advance payments from clients		128,200		104,293		106,353
Taxes payable		175,543		129,072		153,139
Liabilities for assets in lease (Note 14.b)		10,717		11,872		15,418
Derivative financial instruments (Note 15)		750,704		71,387		51,205
Income taxes payable (Note 12)		30,824		1,271,800		983,868
Total current liabilities		5,262,675		9,362,958		6,919,970
Deposits received in guarantee (Note 4)		696,059		788,435		916,961
Liabilities for assets in lease (Note 14.b)		15,476		47,094		46,207
Deferred income taxes (Note 12.e)		655,479		606,632		488,804
Retirement employee benefits (Note 17)		183,125		193,126		216,908
Long-term borrowings (Note 16.a)		6,195,576		5,196,240		6,232,858
Debt securities (Note 16.b)		15,500,000		18,700,000		25,855,588
Total long-term liabilities		23,245,715		25,531,527		33,757,326
Total liabilities		28,508,390		34,894,485		40,677,296
Stockholders’ equity (Note 18):
Common stock		6,185,082		170,381		8,197,536
Repurchased shares		(1,733,374)		(3,000,037)		(1,999,987)
Legal reserve		1,592,551		1,592,551		34,076
Reserve for repurchase of shares		3,283,374		5,531,292		2,499,473
Retained earnings		11,908,891		13,925,091		9,187,597
Foreign currency translation reserve		1,037,446		1,034,233		575,534
Remeasurements of employee benefits – Net of income tax		(10,052)		5,211		14,013
Reserve for financial instruments of cash flow hedges – Net of income tax		(471,107)		29,658		130,624
Total equity attributable to controlling interest		21,792,811		19,288,380		18,638,866
Non-controlling interest (Note 19)		1,059,972		1,140,220		1,189,179
Total Stockholders’ equity		22,852,783		20,428,600		19,828,045
Total	Ps.	51,361,173	Ps.	55,323,085	Ps.	60,505,341

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2020, 2021 and 2022

(In thousands of Mexican Pesos, except per share amounts)

	2020		2021		2022
Revenues (Note 20):
Aeronautical services	Ps.	7,225,742	Ps.	11,983,954	Ps.	17,336,734
Non-aeronautical services		2,448,053		3,662,441		5,197,238
Improvements to concession assets		2,192,578		3,368,511		4,846,404
		11,866,373		19,014,906		27,380,376
Operating costs:
Employee cost (Note 21)		970,481		1,115,750		1,373,264
Maintenance		426,523		546,548		730,568
Safety, security and insurance		458,316		510,440		577,122
Utilities		355,562		391,836		474,032
Allowance for expected credit loss		86,596		15,487		41,444
Other operating cost		371,229		409,570		584,624
Technical assistance fees (Note 30)		289,154		526,220		756,648
Concession taxes (Note 9)		908,310		1,231,044		1,895,182
Depreciation and amortization (Note 21)		2,000,361		2,050,539		2,313,321
Cost of improvements to concession assets (Note 23)		2,192,578		3,368,511		4,846,404
Other (income) expense – net (Note 24)		(12,726)		(8,231)		(26,427)
		8,046,384		10,157,714		13,566,182
Income from operations		3,819,989		8,857,192		13,814,194
Finance cost – net (Note 25):
Finance income		410,512		420,271		835,989
Finance cost		(1,514,250)		(1,686,540)		(2,455,918)
Exchange gain (loss) – net		(330,484)		238,339		81,420
		(1,434,222)		(1,027,930)		(1,538,509)
Share of profit of associate		3		1		1
Income before income taxes		2,385,770		7,829,263		12,275,686
Income tax (Note 12.c):
Current		722,474		2,315,686		3,849,778
Deferred		(255,407)		(530,140)		(759,566)
		467,067		1,785,546		3,090,212
Net profit for the year		1,918,703		6,043,717		9,185,474
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		580,308		30,810		(488,316)
Cash flow hedges, effective portion of changes in fair value, net of income tax		(299,013)		500,765		100,966
Items that will not be reclassified to profit or loss Remeasurements of employee benefit – net of income tax		(16,658)		15,263		8,802
Total comprehensive income for the year	Ps.	2,183,340	Ps.	6,590,555	Ps.	8,806,926
Profit for the year attributable to:
Controlling interest	Ps.	1,968,856	Ps.	5,997,492	Ps.	9,013,147
Non-controlling interest		(50,153)		46,225		172,327
	Ps.	1,918,703	Ps.	6,043,717	Ps.	9,185,474
Total comprehensive income for the year attributable to:
Controlling interest	Ps.	2,164,639	Ps.	6,510,307	Ps.	8,664,216
Non-controlling interest		18,701		80,248		142,710
	Ps.	2,183,340	Ps.	6,590,555	Ps.	8,806,926
Weighted average number of common shares outstanding		525,575,547		519,372,684		508,371,309
Basic and diluted earnings per share (in Mexican Pesos, Note 3.s)	Ps.	3.7461	Ps.	11.5476	Ps.	17.7294

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ equity

For the years ended December 31, 2020, 2021 and 2022

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non- controlling interest		Total equity
Balances as of January 1, 2020	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	9,940,035	Ps.	525,992	Ps.	6,606	Ps.	(172,094)	Ps.	19,628,172	Ps.	1,041,271	Ps.	20,669,443
Comprehensive income:
Profit of the year	—		—		—		—		—		1,968,856		—		—		—		1,968,856		(50,153)		1,918,703
Other comprehensive income for the year	—		—		—		—		—		—		511,454		(16,658)		(299,013)		195,783		68,854		264,637
Total comprehensive income for the year	—		—		—		—		—		1,968,856		511,454		(16,658)		(299,013)		2,164,639		18,701		2,183,340
Balances as of December 31, 2020	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	11,908,891	Ps.	1,037,446	Ps.	(10,052)	Ps.	(471,107)	Ps.	21,792,811	Ps.	1,059,972	Ps.	22,852,783
Comprehensive income:
Capital distribution, Ps.3.82 y Ps.7.80 pesos per share, May and September, respectively	—		(6,014,701)		—		—		—		—		—		—		—		(6,014,701)		—		(6,014,701)
Cancellation of repurchase of shares	(35,424,453)		—		1,733,374		—		(1,733,374)		—		—		—		—		—		—		—
Reserve for repurchase of shares	—		—		—		—		3,981,292		(3,981,292)		—		—		—		—		—		—
Repurchase of shares	—		—		(3,000,037)		—		—		—		—		—		—		(3,000,037)		—		(3,000,037)
Profit of the year	—		—		—		—		—		5,997,492		—		—		—		5,997,492		46,225		6,043,717
Other comprehensive income for the year	—		—		—		—		—		—		(3,213)		15,263		500,765		512,815		34,023		546,838
Total comprehensive income for the year	—		—		—		—		—		5,997,492		(3,213)		15,263		500,765		6,510,307		80,248		6,590,555
Balances as of December 31, 2021	525,575,547	Ps.	170,381	Ps.	(3,000,037)	Ps.	1,592,551	Ps.	5,531,292	Ps.	13,925,091	Ps.	1,034,233	Ps.	5,211	Ps.	29,658	Ps.	19,288,380	Ps.	1,140,220	Ps.	20,428,600

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ equity

For the years ended December 31, 2020, 2021 and 2022

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2022	525,575,547	Ps.	170,381	Ps.	(3,000,037)	Ps.	1,592,551	Ps.	5,531,292	Ps.	13,925,091	Ps.	1,034,233	Ps.	5,211	Ps.	29,658	Ps.	19,288,380	Ps.	1,140,220	Ps.	20,428,600
Comprehensive income:
Cancellation of Legal Reserve	—		—		—		(1,558,475)		—		1,558,475		—		—		—		—		—		—
Capitalization of retained earnings	—		8,027,155		—		—		—		(8,027,155)		—		—		—		—		—		—
Cancellation of repurchase of shares	(13,273,970)		—		3,000,037		—		(3,000,037)		—		—		—		—		—		—		—
Reserve for repurchase of shares	—		—		—		—		(31,782)		31,782		—		—		—		—		—		—
Repurchase of shares	—		—		(1,999,987)		—		—		—		—		—		—		(1,999,987)		—		(1,999,987)
Dividends paid, Ps.14.40 pesos per share	—		—		—		—		—		(7,313,743)		—		—		—		(7,313,743)		—		(7,313,743)
Dividends declared non-controlling interest	—		—		—		—		—		—		—		—		—		—		(93,751)		(93,751)
Profit of the year	—		—		—		—		—		9,013,147		—		—		—		9,013,147		172,327		9,185,474
Other comprehensive income for the year	—		—		—		—		—		—		(458,699)		8,802		100,966		(348,931)		(29,617)		(378,548)
Total comprehensive income for the year	—		—		—		—		—		9,013,147		(458,699)		8,802		100,966		8,664,216		142,710		8,806,926
Balances as of December 31, 2022	512,301,577	Ps.	8,197,536	Ps.	(1,999,987)	Ps.	34,076	Ps.	2,499,473	Ps.	9,187,597	Ps.	575,534	Ps.	14,013	Ps.	130,624	Ps.	18,638,866	Ps.	1,189,179	Ps.	19,828,045

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2021 and 2022

(In thousands of Mexican Pesos)

	2020		2021		2022
Cash flows from operating activities:
Profit for the year	Ps.	1,918,703	Ps.	6,043,717	Ps.	9,185,474
Adjustments for:
Employee benefits		31,382		3,312		35,532
Allowance expected credit loss		86,596		15,487		41,444
Depreciation and amortization		2,000,361		2,050,539		2,313,321
Net (gain) loss on sale of machinery, equipment and improvements to leased assets		(14,375)		(3,490)		14,232
Share of (profit) loss of associate		(3)		(1)		(1)
Net loss (gain) on derivative financial instruments		43,778		(51,656)		(6,967)
Interest expense for financing activity		1,388,072		1,687,895		2,356,116
Unrealized exchange loss (gain)		57,780		(5,427)		(261,258)
Labor provisions		428		11,754		3,285
Income tax expense		467,067		1,785,543		3,090,212
		5,979,789		11,537,673		16,771,390
Changes in:
Trade accounts receivable		164,258		(464,395)		(705,576)
Recoverable income tax and other current assets		(814,271)		(299,842)		601,434
Concession taxes payable		(253,633)		94,879		(10,719)
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		(198,358)		237,205		227,514
Accounts payable		(85,718)		959,177		(139,794)
Taxes payable		43,252		(41,990)		23,229
Deposits received in guarantee		(456,787)		89,859		109,061
Cash generated by operating activities		4,378,532		12,112,566		16,876,539
Income taxes paid		(811,965)		(1,017,120)		(4,356,833)
Net cash provided by operating activities		3,566,567		11,095,446		12,519,706
Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased assets, improvements to concession assets and advance payments to suppliers		(3,160,111)		(4,946,784)		(8,431,106)
Proceeds from sales of machinery and equipment		6,248		3,215		5,198
Other investment activities		(63,828)		(25,739)		(56,475)
Net cash used in investing activities		(3,217,691)		(4,969,308)		(8,482,383)
Cash flows from financing activities:
Dividends declared and paid		—		—		(7,313,743)
Dividends paid to non-controlling interest		—		—		(153,959)
Capital distribution		—		(6,014,701)		—
Repurchase of shares		—		(3,000,037)		(1,999,987)
Proceeds from issuance of debt securities		7,200,000		7,000,000		7,757,588
Proceeds from bank loans		2,709,125		3,779,413		6,872,783
Repayments on bank loans		—		(5,941,663)		(4,039,007)
Payment of debt securities		(2,200,000)		(1,500,000)		(3,800,000)
Interest paid on leasing		(2,582)		(2,598)		(5,391)
Payment of obligations for leases		(12,977)		(12,466)		(16,098)
Interest paid on financial loans		(1,405,139)		(1,659,473)		(2,227,888)
Net cash generated (used in) by financing activities		6,288,427		(7,351,525)		(4,925,702)
Effects of exchange rate changes on cash held:		307,053		113,715		(73,034)
Increase (decrease) in cash and cash equivalents		6,944,356		(1,111,672)		(961,413)
Cash and cash equivalents at beginning of year		7,500,193		14,444,549		13,332,877
Cash and cash equivalents at the end of year	Ps.	14,444,549	Ps.	13,332,877	Ps.	12,371,464
Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased assets and improvements to concession assets	Ps.	540,854	Ps.	1,427,990	Ps.	853,467
See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2020, 2021 and 2022

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

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. were granted concessions by the Ministry of Infrastructure, Communications and Transportation (SICT) to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998 (The Concession or Concessions). The cost of the concessions, which totaled Ps.15,938,359, was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP, the strategic shareholder of the Company) for its interests in GAP. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on the same date.

The term of the concession is 50 years as of November 1, 1998 and may be extended by the SICT on one or more occasions for up to 50 additional years under certain circumstances. Beginning on November 1, 1998, the Company is required to pay an annual tax to the Mexican Government, through the SICT, for use of the public property, equivalent to 5% of each concessionaire’s annual gross revenues, according to the concession terms and the Mexican Federal Duties Law.

Title to all of the long-term fixed assets within the airports is retained by the Mexican Government. Accordingly, upon expiration of the term of the concessions granted to the Company, the assets, including all of the improvements made to the airport facilities during the term of the concessions, shall automatically revert to the Mexican Government. Additionally, Auxiliary Services Agency (ASA) and other agencies of the Mexican Government maintain the rights to provide certain services such as air traffic control, fuel supply and immigration control.

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

DCA has a 74.5% stake in MBJA, the entity that operates Sangster International airport in Montego Bay in Jamaica. MBJA holds the concession to operate, maintain and utilize the airport for a period of 30 years, beginning April 12, 2003. Vantage Airport Group Limited (Vantage) owns the remaining 25.5% stake in MBJA.

DCA also has a 14.77% stake in SCL Terminal Aéreo Santiago, S.A. (SCL), the operator of the international terminal in Santiago, Chile until September 30, 2015. On September 30, 2015, the concession to operate the Santiago de Chile airport expired, consequently, those assets were immediately returned to the Chilean government and the new operator without any significant incidents. Though SCL will no longer have operations, SCL must remain in effect for an additional year after the transfer. After that first year, SCL will remain in effect until its dissolution in accordance with tax regulations in Chile. However, the liquidation has not been carried out due to legal judgments that have been resolved in favor of SCL; The Company expects that in 2024 this process can be concluded.

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

b.
Significant events

–
On March 17, 2022, the Company issued 50 million long-term debt securities for a total Ps.5,000,000, which are unsecured and payment of principal at maturity, under the modality of communicating vessels: i) GAP 22 Ps.2,000,000 of these bonds at a variable rate of TIIE-28 plus 18 basis points, payment of the principal on March 11, 2027 and ii) GAP 22-2 Ps.3,000,000 that will pay interest every 182 days at a fixed annual rate of 9.67%, with payment of the principal on March 4, 2032. The resources were allocated for payment of the maturity of the GAP 17 debt securities of Ps.1,500,000, and to fulfilling Master Development Programs (MDP) in Mexico for 2022 and commercial investment.

–
On March 18, 2022, the Company successfully refinanced its bank debt for USD$191.0 million, for two additional years with new maturities in January and March 2026. The refinancing was obtained with the same two banking institutions that originally granted such loans. USD$95.5 million were refinanced with BBVA México, S.A., (BBVA), with interest payable monthly at a fixed annual rate of 2.45% and USD$95.5 million with Scotiabank Inverlat, S.A., (Scotiabank) with interest payable monthly at a fixed annual rate of 2.64%.

–
In an Ordinary Shareholders' Meeting held on April 22, 2022, the shareholders approved a dividend payment of Ps.14.40 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps.7.20 per outstanding share was made on May 16, 2022 of Ps.3,675,745 and the second payment for Ps.7.20 per outstanding share was made on November 17, 2022 of Ps.3,637,998. The total dividends payments amounted to Ps.7,313,743, as mentioned in Note 18.k.

–
In an Ordinary Shareholders' Meeting held on April 22, 2022, the shareholders approved the cancellation of the remnant of the repurchase fund for Ps.2,031,782, approved in an Ordinary General Shareholders' Meeting held on April 27, 2021 and September 14, 2021 and a maximum amount of resources allocated was approved for the repurchase of the company's own shares of Ps.2,000,000 during the 12 months following its approval, if the Company's management determines it convenient or necessary.

–
In a General Extraordinary Shareholders' Meeting held on April 22, 2022, the shareholders approved i) the increase in the Company's Capital Stock by capitalizing the retained earnings, in the amount of Ps.8,027,155; ii) the cancellation of 13,273,970 shares of the Company held in treasury.

–
On September 26, 2022, the Company issued 27.6 million long-term debt securities for a total Ps.2,757,588, which are unsecured and payment of principal at maturity corresponding to the tranche of GAP 22L. Interest will be payable every 28 days at a variable rate of TIIE-28 plus 26 basis points, and the principal payment will be made upon maturity, on September 21, 2026. Proceeds from the issuance were allocated for principal payment of the maturity of the issuance for GAP 17-2 of Ps.2,300,000 and to fulfilling MDP in Mexico for 2022.

–
On November 7, 2022, the Company entered into loan agreements with Scotiabank for Ps.1,500,000, for a period of 12 months with a possible extension of 6 months at a variable interest rate 28 days TIIE variable plus 38 basis points, the payment of the principal will be at maturity, resources were allocated to Mexico´s capital investment and corporate purposes.

–
On December 9, 2022, the Company entered into loan agreements with Banco Nacional de México, S.A. (Citibanamex) for Ps.1,500,000, for a period of 18 months , at a variable interest rate 28 days TIIE variable plus 38 basis points, the payment of the principal will be at maturity, resources were allocated to Mexico´s capital investment.

2.
Basis of presentation

a.
Statement of compliance – These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), its amendments and interpretations issued and outstanding or issued and adopted early on the date of preparation of these consolidated financial statements.

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
d.
Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2020, 2021 and 2022. The consolidated subsidiaries are as follows:

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
Application of new and revised International Financing Reporting Standards.

Modification of International Financing Reporting Standards (“IFRSs” or “IAS”) and new interpretations that are mandatorily effective from 2022

IFRS 1 First-time Adoption of International Financial Reporting Standards

This amendment simplifies the application of IFRS 1 for a subsidiary that first adopts IFRS Standards later than controller Company, that is, if a subsidiary adopts IFRS Standards later than controller Company and applies IFRS 1 then a subsidiary may choose to measure the cumulative translation differences for all foreign businesses at the amounts included in the controller Company consolidated financial statements, based on the parent's transition date to IFRS standards.

The adoption of this standard had no impact on the Company's consolidated financial statements.

IFRS 9 Financial Instruments

This amendment clarifies that, to perform the 10 percent test for derecognition of financial liabilities, commissions paid net of commissions received must be determined, a borrower must include only commissions paid or received between the borrower and the borrower, including fees paid or received by the borrower or the lender on behalf of the other.

The adoption of this standard had no impact on the Company's consolidated financial statements.

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

Modifications in determining whether a contract is onerous, these requirements specify that a contract is onerous when the unavoidable costs of fulfilling the contractual obligations, that is, the costs of fulfilling the contract and the costs of terminating it outweigh the economic benefits. The enhancements clarify that the costs of fulfilling a contract comprise: incremental costs, direct labor and materials, as well as an allowance for other direct costs and the depreciation charge for property, plant and equipment used to fulfill the contract.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16: “Reference Interest Rate Reform” – Phase II: reflect the problems that will affect financial information when LIBOR is replaced by LIBOR. Alternative reference rate.

The Company applied the Phase 2 amendments retroactively. However, in accordance with the exceptions permitted in the Phase 2 amendments, the Company has elected not to restate comparative financial statements for prior periods to reflect the application of these amendments. Since the Company had no transactions for which the reference rate had been replaced by an alternative reference rate as of December 31, 2022, there is no impact on the balances of the opening consolidated statements of financial position as a result of the retroactive application.

f.
Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2020, 2021 and 2022, and for the years then ended, are prepared in pesos, which is both, the functional and reporting currency of the Company and are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates as of year–end for each period.

Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions. During 2020, 2021 and 2022, the average exchange rate were as follows:

Currency	2020		2021		2022
Pesos / USD	Ps.	21.4886	Ps.	20.2813	Ps.	20.1254
USD / Euros		USD$1.1413		USD$1.1835		USD$1.0539

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

The following are estimates and assumptions that involve inherent uncertainty within the next financial year and are included in the following notes:

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

i.
Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2020, 2021 and 2022, other comprehensive income is represented by the effects of translation of foreign subsidiaries, actuarial remeasurements and the reserve of cash flow hedges of financial instruments net of taxes. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are recognized in the income statement as long as permitted under IFRS.
j.
Classification of cost and expenses – Costs and expenses presented in the consolidated statements of profit or loss and other comprehensive income were classified according to their nature.
3.
Significant accounting policies

The consolidated financial statements comply with the IFRS. Its preparation requires management to make certain estimates and use certain assumptions that affect certain items of the consolidated financial statements and their related disclosures required therein. However, actual results could differ from those estimates. The Company's management, upon applying professional judgment, considers that estimates and assumptions used were adequate under the circumstances (Note 2.g). The significant accounting policies of the Company are as follows:

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

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•
contingent events that would change the amount or timing of cash flows;
•
terms that may adjust the contractual coupon rate, including variable-rate features;
•
prepayment and extension features; and
•
terms that limit the Company’s claim to cash flows from specified assets (e.g., non-recourse features).

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

Interest income is recognized through in finance income in the consolidated statement of income and other comprehensive income and is included in the line finance costs net – finance income (Note 25).

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

Capital investments at FVRCORI are subsequently measured at fair value. Interest is recognized as income in profit and loss unless the income clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to results.

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

- Reform of the reference interest rate

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

–
Offsetting

Even when the Company has the legally enforceable right, in certain cases, for a compensation of financial assets and liabilities, as of the date of this consolidated financial statements, the Company does not have the intention of compensating a liability with an asset, nor expect in the short term to require it. Therefore, deposits received in guarantee are presented separately from accounts receivable.

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

Lands are not depreciated.

The estimated useful lives for the current period and comparative period are as follows:

	Useful life (years)	Annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	3.3 – 4	25% - 30%
Transportation equipment	4 – 5	20% - 25%
Communication equipment	3.3 – 4 – 10	10% - 25% - 30%
Improvements on leased assets	10	10%
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

– Airport concessions – The Company recognized an intangible asset of the Concession granted by the SICT to manage and operate each of the airports in Mexico for 50 years since its acquisition. As regards to MBJA, the Company recognized an intangible asset at the fair value of the concession to operate and develop that airport until 2033 according to the determination of fair values resulting from the acquisition of DCA and MBJA accordance IFRS 3 Business Combinations. Likewise, PACKAL recognized an intangible asset for the amount specified in the contract with the AAJ for the right to operate the airport at the time of taking control and for a period of 25 years.

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

Amortization periods for the current and comparative period are as follows:

	Period (years)	Annual amortization rate
Improvements to concession assets	12.5 – 20	5% - 8%
Airport concessions	18 – 25 – 49	2% - 4% - 5.5%
Rights to use airport facilities	10 – 49	2% - 10%
Other acquired rights	44 – 48	2%

The amortization method and useful lives are reviewed at each year end date and adjusted prospectively if necessary.

e.
Capitalized borrowing costs – Machinery and equipment, as well as improvements to concession assets are valued at historical cost and when they correspond to qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.
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

On January 1, 2021, the basis for determining future lease payments changed as required by interest rate benchmark reform, the Company remeasured the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.

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

1.
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

m.
Direct employee benefits – The Company provides its employees in Mexico and abroad different types of benefits. In Mexico, the liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits primarily include statutory employee profit sharing (PTU) payable, compensated absences, a vacation and vacation premium and incentives. The PTU is recorded in the income year in which it is incurred and presented under operating cost in the consolidated statements of profit or loss and other comprehensive income.
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

o
Revenue recognition –Aeronautical and non-aeronautical revenues are recognized at their fair value, in the same period subsequent to the time passengers depart, planes land or other services are provided, as the case may be, considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

– Aeronautical services – The majority of the revenues in México are derived from rendering aeronautical services, related to the use of airport facilities by airlines and passengers. These revenues are regulated by the SICT through a “maximum rate” per “workload unit.” The maximum rate is the maximum amount of revenues per workload unit that may be earned at an airport each year from regulated revenue sources. A workload unit is currently equivalent to one terminal passenger (excluding passengers in transit) or 100 kilograms (220 pounds) of cargo. Moreover, in MBJA and PACKAL aeronautical revenues correspond to the fee for passengers and security, which are collected by airlines who also invoice other charges for landing and parking aircraft.

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

The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The services are contracted with independent third parties, since the assignment of its execution is carried out through a bidding process.

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

u.
Operating segments – An operating segment is a component of the Company:1) that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company, 2) whose operating results are regularly reviewed by Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and 3) for which discrete financial information is available. Each of the airports of the Company represents an operating segment. The Company has determined that its reportable segment, based on quantitative thresholding testing, to be the Guadalajara, Tijuana, Puerto Vallarta, San José del Cabo, Montego Bay, Hermosillo and Guanajuato airports. The operating segment information relating to the remaining seven airports are combined and reported under “Other airports”. The corresponding information related with SIAP (a company that provides highly-qualified professional services), CORSA (a company that provides specialized operational services in aeronautical industry), PCP (a company that manages the parking lot operation), ADP (company that provides commercial services), Fundación GAP, DCA, as well as the Company’s own operation (including investments in subsidiaries), was combined and included under “Other Companies”. Segment profit and loss is determined based on income before income taxes. Segment assets represent total assets and segment liabilities represent total liabilities. The accounting policies used in reporting segment information are the same as those used in the preparation of these consolidated financial statements, except for those investments in subsidiaries that are accounted for under the equity method for the purposes of determining segment assets and segment profit and loss for purposes of what is reported for “Other Companies”. Intersegment transactions are based on prices available to third parties.
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

As of December 31, 2020, 2021 and 2022, financial instruments held by the Company are comprised of the following:

	December 31, 2020		December 31, 2021		December 31, 2022
Financial assets
Cash and cash equivalents	Ps.	14,444,549	Ps.	13,332,877	Ps.	12,371,464
Trade accounts receivables		1,266,005		1,720,475		2,368,342
Derivative financial instruments		-		89,711		292,697
Financial liabilities at amortized cost
Short and long-term debt securities	Ps.	17,000,000	Ps.	22,500,000	Ps.	26,457,588
Current and long-term bank loans		7,355,166		5,360,908		7,887,749
Accounts payable (1)		1,172,044		3,321,865		2,696,573
Financial liabilities at Fair Value
Derivative financial instruments		750,704		71,387		51,205
Liabilities for assets in lease		26,193		58,966		61,625
(1)
Include suppliers, other suppliers, AMP and other accounts payable

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

–
Accounts receivable and others – The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2020, 2021 and 2022 the revenues for TUA represented 50.0%, 52.5% and 52.8% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers. The 33.5%, 35.5% and 34.0% of the Company’s revenues in 2020, 2021 and 2022 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. In addition, 87.3%, 86.9% and 82.9% of aeronautical and non-aeronautical revenues earned during the years ended December 31, 2020, 2021 and 2022, respectively, were generated by seven of the Company's airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Montego Bay, Guanajuato and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA in Mexico, by who receive the payment for the use of the airport services on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse the airport for the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period, bond, or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline. In the event of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the pending amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. As of December 31, 2020, 2021 and 2022, the Company has customer deposits received in guarantee of Ps.696,059, Ps.788,435 and Ps.916,961, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

When reviewing credit risk, management groups the Company’s clients according to their credit characteristics that include whether the customer is an individual or a corporation, if they are airline customers, commercial customers, age and the existence of previous financial difficulties.

The Company systematically and periodically reviews the aging and collection of trade accounts receivable and recognizes a change in credit loss according to the average loss rated.

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

The following tables presents information on the exposure to credit risk and expected credit losses for accounts receivable from customers as of December 31, 2020, 2021 and 2022.

Balance of the trade account receivables as of December 31, 2020	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	1,192,643	Ps.	-	No
1 to 30 days past due	8.31%		55,461		4,612	No
31 to 60 days past due	19.14%		25,223		4,827	No
61 to 90 days past due	86.54%		15,736		13,619	No
More than 90 days past due	100%		109,759		109,759	Yes
Legal	100%		14,136		14,136	Yes
		Ps.	1,412,958	Ps.	146,953

Balance of the trade account receivables as of December 31, 2021	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	1,577,211	Ps.	-	No
1 to 30 days past due	9.69%		107,521		10,417	No
31 to 60 days past due	26.83%		27,605		7,407	No
61 to 90 days past due	49.38%		51,288		25,325	No
More than 90 days past due	100%		44,125		44,125	Yes
Legal	100%		69,128		69,128	Yes
		Ps.	1,876,878	Ps.	156,403

Balance of the trade account receivables as of December 31, 2022	Weighted average loss rate	Current balance of the Trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	2,244,320	Ps.	-	No
1 to 30 days past due	7.0%		87,863		6,174	No
31 to 60 days past due	17.30%		38,892		6,716	No
61 to 90 days past due	34.40%		15,526		5,369	No
More than 90 days past due	100%		97,221		97,221	Yes
Legal	100%		87,141		87,141	Yes
		Ps.	2,570,963	Ps.	202,621

Expected loss rates are based on actual credit loss experience over the past three years. These rates are multiplied by scaling factors to reflect differences between economic conditions during the period in which the historical data has been collected, the current conditions and the Company’s view of economic conditions over the expected life of the trade account receivables.

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt, the aforementioned excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters. The Company has external financing as described in Note 16 for compliance with its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2020, 2021 and 2022, the Company has credit lines available to dispose for USD$30.0 million and Ps.1,000,000 in 2022.

The following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2022:

	December 31, 2022
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	5,098,000	Ps.	6,000,000	Ps.	11,098,000
Long-term debt securities (variable rate)			—		—		602,000		14,757,588		—		15,359,588
Fixed rate loans			—		—		—		3,698,047		221,627		3,919,674
Variable rate bank loans			—		22,266		1,632,626		2,313,183		—		3,968,075
Fixed rate interest	8.21%		28,466		268,093		929,565		3,700,741		1,596,448		6,523,313
Variable rate interest	9.38%		132,819		415,695		1,133,907		2,843,696		—		4,526,117
Cash flow hedges	5.15%		9,441		19,078		89,938		95,794		—		214,251
Trade accounts payable and other payables	N/A		537,625		1,530,163		—		—		—		2,067,788
AMP	N/A		—		—		621,722		—		—		621,722
'Liabilities for assets in lease	N/A		2,129		4,460		8,829		46,207		—		61,625
		Ps.	710,480	Ps.	2,259,755	Ps.	5,018,587	Ps.	32,553,256	Ps.	7,818,075	Ps.	48,360,153

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

The following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts on December 31, 2022		Peso amounts at exchange rate of Ps. 19.3615 on December 31, 2022		Peso amounts if exchange rate depreciated 10%		Peso amounts if exchange rate appreciated 10%
Thousands of U.S. dollars:
Financial assets:	394,792		7,643,770		6,948,882		8,408,146
Cash and cash equivalents	18,952	Ps.	366,938	Ps.	333,580	Ps.	403,633
Trade accounts receivable	413,744		8,010,708		7,282,462		8,811,779

Financial liabilities:
Accounts payable	(52,249)		(1,011,624)		(919,659)		(1,112,788)
Bank loans	(252,447)		(4,887,750)		(4,443,409)		(5,376,524)
	(304,696)	Ps.	(5,899,374)	Ps.	(5,363,068)	Ps.	(6,489,312)
Net asset position	109,048	Ps.	2,111,334	Ps.	1,919,394	Ps.	2,322,467

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days and LIBOR 28-days, respectively. If on the 2022 of year-end closing date the variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2020, 2021 and 2022 would have been as follows:

	2020		2021		2022
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(111,492)	Ps.	(150,135)	Ps.	(240,679)
Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	111,492	Ps.	150,135	Ps.	240,679

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

On May 2, 2017, the Company contracted HSBC México, S.A. (HSBC) for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate, the tranche of the “GAP 17” debt securities for a value of Ps.1,500,000 that accrues an interest rate TIIE and is swapped for 7.21%, until the end of the debt securities, the derivative is only for TIIE rate and concluded with the payment of the debt securities on March 31, 2022.

On February 26, 2019, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 17-2” debt securities for a value of Ps.2,300,000 that accrues an interest rate TIIE and is swapped for 8.0315%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized, the derivative is only for TIIE rate and concluded with the paid of the debt securities on November 3, 2022.

On February 27, 2019, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 19” debt securities for a value of Ps.3,000,000 that accrues an interest rate TIIE and is swapped for 8.03%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized , the derivative is only for TIIE rate and concluded with the paid of the debt securities on November 3, 2022.

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

On March 1, 2022, the Company contracted Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the 30-day Libor interest rate on two loans held by MBJA in U.S. dollars totaling USD$58.0 million. The USD$30.0 million 30-day Libor interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$20.0 million bearing interest at 30-day Libor plus 2.85% was swapped at a rate of 1.785% until maturity of the loan. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for 30-day Libor rate.

The interest rate profile of the Company interest-bearing financial instruments as of December 31, 2020, 2021 and 2022 is as follows:

	2020		2021		2022
Fixed-rate instruments

Financial liabilities	Ps.	(6,326,350)	Ps.	(12,265,065)	Ps.	(15,017,675)
Effect of interest rate swaps		(9,800,000)		(9,800,000)		(6,968,075)
	Ps.	(16,126,350)	Ps.	(22,065,065)	Ps.	(21,985,750)

Variable-rate instruments
Financial liabilities		(18,028,816)		(15,595,843)		(19,327,663)
Effect of interest rate swaps		9,800,000		9,800,000		6,968,075
	Ps.	(8,228,816)	Ps.	(5,795,843)	Ps.	(12,359,588)

As of December 31, 2020, 2021 and 2022, the amounts at the reporting date relating to items designated as hedged items were as follows:

	2020		2021		2022
Interest rate risk	Variable-rate instruments
Change in value used for calculating hedge ineffectiveness	Ps.	(661,653)	Ps.	(51,285)	Ps.	(44,898)
Cash Flow hedge reserve		(471,107)		29,658		130,624

The amounts relating to items designated as hedging instruments and hedge ineffectiveness as of December 31, 2020, 2021 and 2022, were as follows:

	2020		2021		2022
Interest rate risk	Interest rate swaps
Nominal amount	Ps.	8,300,000	Ps.	8,300,000	Ps.	6,968,075
Carrying amount		(676,188)		29,658		130,624
Line item in the consolidated statement of financial position where the hedging instrument is included	Derivative financial instruments (liabilities)
Changes in the value of the hedging instrument recognized in OCI	Ps.	(413,672)	Ps.	(727,474)	Ps.	123,197
'Line item in profit or loss affected by the reclassification	Finance costs
Amount reclassified from costs of hedging reserve to profit or loss	Ps.	(13,490)	Ps.	(12,095)	Ps.	21,040

The following tables provides a reconciliation by risk category of components of equity and analysis of OCI items and net of tax, resulting from cash flow hedge accounting as of December 31, 2020, 2021 and 2022:

	2020		2021		2022
Cash flow hedges		Hedge Reserve		Hedge Reserve		Hedge Reserve
Balance on January 1	Ps.	(172,094)	Ps.	(471,107)	Ps.	29,658
Changes in fair value		(413,672)		727,474		123,197
Amount reclassified to profit or loss		(13,490)		(12,095)		21,040
Changes in deferred tax asset		128,149		(214,614)		(43,271)
Balance at December 31	Ps.	(471,107)	Ps.	29,658	Ps.	130,624

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
-
Possible: decrease over the entire 50 basis point curve (0.50%)
-
Stress: decrease over the entire curve of 100 basis points (1.00%)

During 2019, the company entered into SWAPS interest rate contracts to cover the interest payments of the “GAP 17-2” and “GAP 19” debt securities and “GAP 20” during 2020, referenced to floating interbank interest rates. With these instruments, GAP will pay amounts based on a fixed rate and will receive amounts based on the TIIE reference rate at the valuation date. For accounting purposes under IFRS, the Company has documented these contracts as cash flow hedges, so changes in fair value will be recognized through other comprehensive income. The fair value of these instruments is exposed to decreases in interbank interest rates, such exposure is included in the sensitivity table of derivative financial instruments. The Company estimates that an increase in the reference rates would have similar exposures but opposite. As of December 31, 2022, the “GAP 17-2” debt securities concluded with the paid of principal on November 3, 2022.

During 2022, the Company entered into two SWAPS as cash flow hedges to hedge the risk of an increase in the 30-day Libor rate on two loans held by MBJA in U.S. dollars. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative only hedge the 30-day Libor rate.

The fair value of these instruments is exposed to decreases in interbank interest rates, such exposure is included in the sensitivity table of derivative financial instruments. The Company estimates that an increase in the reference rates would have similar exposures, but opposite.

Decrease in interbank interest rates (basis points)
		Likely		Possible		Stress
Type of derivative, value or contract	Hedge type	(25 bps)		(50 bps)		(100 bps)
Hedge accounting derivatives	Cash flow	Ps.	(23,699)	Ps.	(47,584)	Ps.	(95,920)
Total effect on fair value		Ps.	(23,699)	Ps.	(47,584)	Ps.	(95,920)

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

The following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2020		2021		2022
Shareholders’ equity –controlling interest	Ps.	21,792,811	Ps.	19,288,380	Ps.	18,638,866
Total liabilities		28,508,390		34,894,485		40,677,296
Ratio of total Shareholders’ equity – controlling interest to liabilities		0.8		0.6		0.5

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

–
The acquisition has to be previously approved at a Shareholders' Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).
–
If the acquisition is made against the Company´s Shareholders equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.

–
Announcing the amount of common stock issued and paid when determining the authorized stock for repurchase. The Ordinary Shareholders' Meeting shall expressly agree, for each year, the maximum amount of funds that may be used for the repurchase of the Company’s shares, with the only limitation that the sum of the resources that can be used for this purpose, in no event shall exceed the total balance of retained earnings of the Company.

As long the shares belong to the Company, they are not subject to vote at the Company’s Shareholders' Meeting, nor do they provide rights or economic benefits and are also not considered when determining a quorum to vote.

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

As of December 31, 2020, 2021 and 2022, the fair value of financial liabilities recognized at amortized cost was Ps.24,280,945,Ps.27,735,962 and Ps. 33,910,543, respectively. The fair value of loans is determined in accordance with generally accepted pricing models based on discounted cash flow analysis determined in accordance with Level 2 of fair value.

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
5.
Cash and cash equivalents

As of December 31, 2020, 2021 and 2022, the balances are comprised of the following:

	December 31, 2020		December 31, 2021		December 31, 2022
Cash	Ps.	6,068,555	Ps.	1,475,210	Ps.	2,857,459
Investments of cash surpluses		7,840,689		10,656,679		8,497,057
Cash equivalents designated for expenditure, held in trust in short term		535,305		1,200,988		1,016,948
Total	Ps.	14,444,549	Ps.	13,332,877	Ps.	12,371,464

On December 10, 2020 the Company established twelve trusts for investment and administration with Scotiabank Inverlat S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, División Fiduciaria (Scotiabank Trust), which acts as a trustee, while the airports of the Company are trustors and trustees. The trusts are controlled by a Technical Committee consisting solely of executives of the Company, these trusts are revocable and can only be allocated to pay the execution of MDP on the Mexican Airports, the total amount of the trusts is amounted of Ps.535,305. During 2021 the investments were made and paid for the trusts entirety.

On December 29, 2021, were deposited in the twelve trust with Scotiabank Trust, the resources for compliance with the MDP at the Mexican airports, the amount of the trust to Ps.1,200,988. During 2022 the investments were made and paid for the trusts entirety.

On December 29, 2022, were deposited in the twelve trust with Scotiabank Trust, the resources for compliance with the MDP at the Mexican airports were deposited in the twelve trusts with Scotiabank Trust, the amount of the trusts to Ps.1,016,948.

6.
Trade accounts receivable - net

As of December 31, 2020, 2021 and 2022, the trade accounts receivable was comprised of the following:

	December 31, 2020		December 31, 2021		December 31, 2022
Trade accounts receivable	Ps.	1,412,958	Ps.	1,876,878	Ps.	2,570,963
Allowance for expected credit loss		(146,953)		(156,403)		(202,621)
	Ps.	1,266,005	Ps.	1,720,475	Ps.	2,368,342

The accounts receivable includes balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps.1,032,800, Ps.1,192,404 and Ps.1,949,995 as of December 31, 2020, 2021 and 2022, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for allowance for expected credit loss are recognized under operating cost in the consolidated statement of profit or loss and other comprehensive income.

	2020		2021		2022
Beginning balance	Ps.	(51,022)	Ps.	(146,953)	Ps.	(156,403)
Allowance for ECL		(160,538)		(53,464)		(73,579)
Reversal of allowance for ECL		64,607		44,014		27,361
Ending balance	Ps.	(146,953)	Ps.	(156,403)	Ps.	(202,621)

The allowance for expected credit loss is comprised of customer balances that are in litigation or bankruptcy procedure and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2020, 2021 and 2022 these balances amounted to Ps.14,136, Ps.69,128 and Ps.87,141, respectively. The allowance also includes customer balances in arrears in their payments and in a process of regularization; therefore, they have not been sued. As of December 31, 2020, 2021 and 2022 the amount of these balances amounted to Ps.132,817, Ps.87,275 and Ps.115,480, respectively. During 2020, 2021 and 2022, the Company recognized reversals of allowance of the balances that were in a legal process with an unfavorable outcome for the Company, the amount of these bad debt expense totaled Ps.53,011, Ps.37,908 and Ps.27,237 respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2020, 2021 and 2022. In 2020, 2021 and 2022 cancellations were for Ps.11,596, Ps.6,106 and Ps.124, respectively.

The allowance for expected credit loss of trade accounts receivable and asset by contracts are based on assumptions about the probability and severity of expected loss. The Company uses judgment to make these assumptions, selecting key and input data for the calculation of the said affirmation prospective at the end of each reporting period.

The following are past due balances of accounts receivable, for which there has not been a provision of allowance for expected credit loss, according to the Company’s policy and their maturity date:

	December 31, 2020		December 31, 2021		December 31, 2022
Accounts receivables past due from 1 to 30 days	Ps.	55,461	Ps.	91,697	Ps.	75,581
Accounts receivables past due 31 to 60 days		25,223		24,029		31,162
Accounts receivables past due 61 to 90 days		15,736		8,005		16,572
Accounts receivables past due more than 90 days		4		12,762		36,306
	Ps.	96,424	Ps.	136,493	Ps.	159,621

The following is the percentage of the main clients of the Company with relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that correspond to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2020		December 31, 2021		December 31, 2022
	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	32.5%	4.2%	23.8%	2.0%	24.5%	2.1%
Aeroenlaces Nacionales, S.A. de C.V.	19.2%	1.7%	15.6%	1.3%	16.2%	1.1%
American Airlines, Inc.	3.4%	0.8%	4.8%	0.6%	4.5%	1.7%
Aerovías de México, S.A. de C.V.	5.1%	0.5%	8.5%	0.5%	9.8%	0.6%

The Company has cash, bonds and goods that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2020, 2021 and 2022. These guarantees could be applied to any unpaid balance in the event of a breach from clients and under certain circumstances.

The Company limits its exposure to credit risk from trade accounts receivable by establishing a maximum payment period 30 and 45 days for airlines and commercial customers, respectively. During the year ended 31 December 2020, the Company temporarily extended the credit terms to up to 180 days for specific customer's with liquidity constraints arising as a direct result of the COVID-19 pandemic. All extensions were granted within current revenues limits after careful consideration of the pandemic impact on customer liquidly, each customer that received an extension is closely tracked for credit loss. During 2021, the credit terms were regularized to the credit originally established.

7.
Machinery, equipment and improvements on leased assets - net

As of December 31, 2020, 2021 and 2022, the machinery, equipment and improvements on leased assets are comprised as follows:

	Balance as of January 1, 2020		Additions		Disposals		Currency translation effect		Balance as of December 31, 2020
Investment:
Machinery and equipment	Ps.	2,838,723	Ps.	596,729	Ps.	(156,335)	Ps.	62,524	Ps.	3,341,641
Office furniture and equipment		347,567		19,308		(900)		2,991		368,966
Computer equipment		910,748		160,764		(12,237)		20,326		1,079,601
Transportation equipment		73,717		36,226		(7,715)		1,573		103,801
Communication equipment		29,592		530		(428)		—		29,694
Improvements on leased assets		72,347		—		(14,393)		—		57,954
Total investment		4,272,694		813,557		(192,008)		87,414		4,981,657
Accumulated depreciation:
Machinery and equipment		(1,444,738)		(298,406)		32,604		(28,336)		(1,738,876)
Office furniture and equipment		(150,639)		(28,847)		866		(1,579)		(180,199)
Computer equipment		(684,764)		(141,593)		12,236		(843)		(814,964)
Transportation equipment		(48,659)		(15,464)		6,727		(413)		(57,809)
Communication equipment		(17,955)		(2,116)		424		—		(19,647)
Improvements on leased assets		(20,255)		(3,675)		—		—		(23,930)
Total accumulated depreciation		(2,367,010)		(490,101)		52,857		(31,171)		(2,835,425)
Net amounts	Ps.	1,905,684	Ps.	323,456	Ps.	(139,151)	Ps.	56,243	Ps.	2,146,232

	Balance as of January 1, 2021		Additions		Disposals		Currency translation effect		Balance as of December 31, 2021
Investment:
Machinery and equipment	Ps.	3,341,641	Ps.	978,160	Ps.	(63,035)	Ps.	31,600	Ps.	4,288,366
Office furniture and equipment		368,966		53,795		(49,003)		887		374,645
Computer equipment		1,079,601		405,069		(66,536)		8,607		1,426,741
Transportation equipment		103,801		16,717		(8,161)		603		112,960
Communication equipment		29,694		29,511		(1,000)		—		58,205
Improvements on leased assets		57,954		59,829		—		—		117,783
Total investment		4,981,657		1,543,081		(187,735)		41,697		6,378,700
Accumulated depreciation:
Machinery and equipment		(1,738,876)		(341,394)		52,447		(25,960)		(2,053,783)
Office furniture and equipment		(180,199)		(27,370)		14,549		(1,575)		(194,595)
Computer equipment		(814,964)		(136,602)		49,043		(7,233)		(909,756)
Transportation equipment		(57,809)		(19,127)		3,380		(785)		(74,341)
Communication equipment		(19,647)		(2,269)		610		—		(21,306)
Improvements on leased assets		(23,930)		(6,769)		—		—		(30,699)
Total accumulated depreciation		(2,835,425)		(533,531)		120,029		(35,553)		(3,284,480)
Net amounts	Ps.	2,146,232	Ps.	1,009,550	Ps.	(67,706)	Ps.	6,144	Ps.	3,094,220

	Balance as of January 1, 2022		Additions		Disposals		Currency translation effect		Balance as of December 31, 2022
Investment:
Machinery and equipment	Ps.	4,288,366	Ps.	1,015,511	Ps.	(45,232)	Ps.	(68,772)	Ps.	5,189,873
Office furniture and equipment		374,645		54,093		(8,024)		(4,202)		416,512
Computer equipment		1,426,741		391,251		(83,642)		(12,175)		1,722,175
Transportation equipment		112,960		33,852		(4,104)		(2,185)		140,523
Communication equipment		58,205		4,250		(470)		(3)		61,982
Property and improvements on leased assets		117,783		71,717		(4,499)		—		185,001
Total investment		6,378,700		1,570,674		(145,971)		(87,337)		7,716,066
Accumulated depreciation:
Machinery and equipment		(2,053,783)		(357,057)		40,760		39,674		(2,330,406)
Office furniture and equipment		(194,595)		(32,218)		5,091		2,526		(219,196)
Computer equipment		(909,756)		(217,491)		49,286		10,354		(1,067,607)
Transportation equipment		(74,341)		(22,223)		1,459		1,342		(93,763)
Communication equipment		(21,306)		(4,883)		363		—		(25,826)
Property and improvements on leased assets		(30,699)		(22,449)		2,138		—		(51,010)
Total accumulated depreciation		(3,284,480)		(656,321)		99,097		53,896		(3,787,808)
Net amounts	Ps.	3,094,220	Ps.	914,353	Ps.	(46,874)	Ps.	(33,441)	Ps.	3,928,258

As of December 31, 2020, 2021 and 2022, the net balances of machinery, equipment and improvements on leased assets are:

	December 31, 2020		December 31, 2021		December 31, 2022
Net amounts:
Machinery and equipment	Ps.	1,602,765	Ps.	2,234,583	Ps.	2,859,467
Office furniture and equipment		188,767		180,050		197,316
Computer equipment		264,637		516,985		654,568
Transportation equipment		45,992		38,619		46,760
Communication equipment		10,047		36,899		36,156
Property and improvements on leased assets		34,024		87,084		133,991
Total amounts	Ps.	2,146,232	Ps.	3,094,220	Ps.	3,928,258

As of December 31, 2022, the Company has several buildings under operating leases for office use. In Note 14.b and 31, the costs and obligations under these leases are disclosed.

8.
Improvements to concession assets - net

As of December 31, 2020, 2021 and 2022, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2020		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2020
Investment:
Improvements to concession assets	Ps.	16,843,096	Ps.	321,758	Ps.	—	Ps.	259,621	Ps.	202,739	Ps.	17,627,214
Construction in-progress		782,005		2,153,038		—		(259,621)		9,207		2,684,629
Total investment		17,625,101		2,474,796		—		—		211,946		20,311,843
Accumulated amortization		(5,561,718)		(939,336)		—		—		(46,949)		(6,548,003)
Net amounts	Ps.	12,063,383	Ps.	1,535,460	Ps.	—	Ps.	—	Ps.	164,997	Ps.	13,763,840

	Balance as of January 1, 2021		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2021
Investment:
Improvements to concession assets	Ps.	17,627,214	Ps.	379,965	Ps.	(24,144)	Ps.	928,723	Ps.	120,768	Ps.	19,032,526
Construction in-progress		2,684,629		3,586,390		—		(928,723)		10,282		5,352,578
Total investment		20,311,843		3,966,355		(24,144)		—		131,050		24,385,104
Accumulated amortization		(6,548,003)		(945,086)		13,837		—		(48,000)		(7,527,252)
Net amounts	Ps.	13,763,840	Ps.	3,021,269	Ps.	(10,307)	Ps.	—	Ps.	83,050	Ps.	16,857,852

	Balance as of January 1, 2022		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2022
Investment:
Improvements to concession assets	Ps.	19,032,526	Ps.	346,931	Ps.	(29,567)	Ps.	2,997,862	Ps.	(241,843)	Ps.	22,129,629
Construction in-progress		5,352,578		4,233,640		—		(2,997,862)		(20,144)		6,544,492
Total investment		24,385,104		4,580,571		(29,567)		-		(261,987)		28,674,121
Accumulated amortization		(7,527,252)		(995,671)		14,068		—		95,227		(8,413,628)
Net amounts	Ps.	16,857,852	Ps.	3,584,900	Ps.	(15,499)	Ps.	-	Ps.	(166,760)	Ps.	20,260,493

As of December 31, 2020, 2021 and 2022, the net amounts of improvements to concession assets are:

	Total balance as of
	December 31, 2020		December 31, 2021		December 31, 2022
Net amounts:
Improvements to concession assets	Ps.	11,079,211	Ps.	11,505,274	Ps.	13,692,281
Construction in-progress		2,684,629		5,352,578		6,568,212
Total amounts	Ps.	13,763,840	Ps.	16,857,852	Ps.	20,260,493

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, even though they are not in committed investments in the MDP.

As of December 31, 2020, 2021 and 2022, the balance of machinery, equipment, improvements on leased assets and improvements to concession assets includes investments pending to be paid in Mexican airports of Ps.540,854, Ps.1,427,990 and Ps.853,467, respectively. Construction in-progress relates mainly to the rehabilitation of the expansion of the terminal building, expansion of the general apron at the San José del Cabo airport, the building of a new runway and taxing runway, roads, hangar area, mixed-use building and parking lots at the Guadalajara airport, rehabilitation of taxiway in Puerto Vallarta airport, as well as the expansion of the terminal at the Montego Bay airport.
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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2020, 2021 and 2022:

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

Each airport concession agreement contains the following terms and basic conditions:

–
The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its MDP, and to provide airport, complementary and commercial services. The Company’s investment plans under the MDP must be updated every five years starting from 2000 and approved by the SICT. Each concessionaire is required to make minimum investments at each airport under the terms of its MDP.
–
The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and be subject to inspections by the SICT.
–
The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Tax Act. As of December 31, 2020, 2021 and 2022 the Company recognized Ps.405,976, Ps.662,615 and Ps.906,831, respectively for this tax.
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
–
According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of the law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SICT has applied sanctions in three different instances with respect to the same concession term.
–
The SICT may modify concession terms and conditions that regulate the Company’s operations in accordance to the General Law on Airports.
–
The concession may be renewed in one or more instances for terms that do not exceed an additional 50 years.
b.
Sangster International Airport (MBJ)

As disclosed in Note 1.a, the Company acquired DCA in 2015, which holds a 74.5% stake in MBJA in 2015, located in Montego Bay, Jamaica. MBJA has a concession to operate, maintain and operate of the airport for a period of 30 years beginning April 12, 2003.

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
–
Through its concession agreement, MBJA is obliged to pay AAJ a monthly concession taxes on the basis of traffic units (passengers) multiplied by the rate established in the concession. The rate is subject to an annual adjustment according to the National Consumer Price Index in the United States (CPI). MBJA is also required to pay an additional concession tax equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession tax is for over the period from April to March of each year, with payment required annually. For the years ended December 31, 2020, 2021 and 2022 the Company recognized as concession taxes USD$9.7 million (Ps.208.8 millions), USD$8.5 million (Ps. 172.9 millions) and USD$14.5 million (Ps. 290.9 millions), respectively.
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
Norman Manley International Airport (NMIA)

After a competitive public bidding process among various bidders the Company was selected by the Government of Jamaica to operate, modernize and expand the NMIA, located in the city of Kingston, through a 25-year concession agreement with a possible extension of 5 years.

On October 10, 2018, PACKAL entered into a concession agreement the NMIA with AAJ through which the Authorities granted to PACKAL the right to operate, modernize and expand NMIA, therefore, PACKAL is designated as the approved airport operator and permitted to undertake the functions of AAJ with respect to NMIA, and took over control on October 10, 2019.

The NMIA Concession contains the following terms and conditions:

–
Through the Concession agreement, PACKAL is obliged to pay the AAJ a monthly concession tax of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues. For the years ended December 31, 2020, 2021 and 2022 the Company recognized USD$13.7 million (Ps.294.1 millions), USD$19.5 million (Ps.395.5 millions) and USD$34.7 million (Ps.697.5 millions), respectively.
–
The concession agreement is governed by Jamaican laws and PACKAL cannot assign its rights or obligations under the agreement (except by way of security for indebtedness, without the prior written consent of AAJ).
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

The value of the concessions as of December 31, 2020, 2021 and 2022 is as follows:

	December 31, 2020		December 31, 2021		December 31, 2022
Mexican airport concessions	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Concession airport MBJA (fair value on date of acquisition in USD$176,086,000) (1)		3,512,687		3,624,466		3,409,289
Concession airport NMIA (upfront fees on date of acquisition in USD$7,146,500)		142,564		147,100		138,367
Less - accumulated amortization (2)		(6,826,682)		(7,263,696)		(7,699,609)
	Ps.	10,649,220	Ps.	10,328,521	Ps.	9,668,698

(1)
The other airport concession includes translation effect for an amount of Ps.828,854, Ps.799,486 and Ps.721,260 as of December 31, 2020, 2021 and 2022, respectively.
(2)
Amortization includes translation effect for an amount of Ps.(122,953), Ps.(48,519) and Ps.(48,701) as of December 2020, 2021 and 2022, respectively.

The amortization charge for the years ended December 31, 2020, 2021 and 2022, amounts to Ps.497,527, Ps.485,533 and Ps.483,984, respectively.

10.
Rights to use airport facilities

The value of the rights to use airport facilities as of December 31, 2020, 2021 and 2022 was as follows (only Mexican airports):

	December 31, 2020		December 31, 2021		December 31, 2022
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(1,300,810)		(1,357,508)		(1,414,208)
	Ps.	816,898	Ps.	. 760,200	Ps.	703,500

The amortization charge for the years ended December 31, 2020, 2021 and 2022 amounts to Ps.56,700, Ps.56,698 and 56,700, respectively.

11.
Other acquired rights

As of December 31, 2020, 2021 and 2022 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term lease contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2020		December 31, 2021		December 31, 2022
Right to operate the charter and general aviation terminal and FBO at San José del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various space at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space at Guadalajara airport		93,560		93,560		93,560
Right to operate various parking lots		5,673		5,673		5,673
		769,227		769,227		769,227
Less – accumulated amortization		(304,324)		(321,021)		(337,718)
	Ps.	464,903	Ps.	448,206	Ps.	431,509

Amortization recognized for the years ended December 31, 2020, 2021 and 2022 amounted to Ps.16,697 for the three periods. These assets have a useful life until the end of the concession, as their use and operation will continue until the term expires.

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

To determine deferred income taxes as of December 31, 2020, 2021 and 2022 the Company applied the applicable tax rates to temporary differences based on their estimated reversal dates in Entities of the Company.

a.
Recoverable income taxes paid on dividends – Dividends paid to Shareholders which are not derived from the net tax income account (CUFIN) generate current income taxes and can be credited against the taxes of the Company during the year of the dividend payment and the two subsequent years in the Mexican entities.
b.
Recoverable taxes – In the regular course of operations, the Company generates receivable balances by the overpayment of taxes payable, according to the calculation mechanism established in the Tax Law, which are recoverable through tax returns or offsetting. The main recoverable taxes are Value Added Tax (IVA), Income Tax (ISR), withholding taxes and the Asset Tax (IMPAC).

The balances of recoverable taxes are comprised as follows:

	December 31, 2020		December 31, 2021		December 31, 2022
Recoverable taxes:
ISR	Ps.	479,032	Ps.	590,116	Ps.	69,326
IVA		350,536		463,539		516,114
Withholding taxes		200,393		176,542		31,955
IMPAC		24,338		24,338		23,781
Business flat tax (IETU)		1,929		-		-
Corporation taxes		15,329		-		11,515
Other		1,298		13,108		5,430
	Ps.	1,072,855	Ps.	1,267,643	Ps.	658,121

c.
Income Tax – Income tax expense (benefit) for the years ended December 31, 2020, 2021 and 2022 consists of the following:

	2020		2021		2022
ISR:
Current	Ps.	722,474	Ps.	2,315,686	Ps.	3,849,778
Deferred		(255,407)		(530,140)		(759,566)
	Ps.	467,067	Ps.	1,785,546	Ps.	3,090,212

d.
Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2020, 2021 and 2022 is shown below:

	%	2020		%		2021	%	2022
'Income before income taxes		Ps.	2,385,770		Ps.	7,829,263		Ps.	12,275,686
Income tax by applying the weighted average statutory rate (1)	30.0%		715,731	30.0%		2,348,779	30.0%		3,682,706
Effects of inflation over monetary assets	(10.7)%		(255,946)	(6.0)%		(469,823)	(4.5)%		(547,859)
(Unrecognized) applied tax loss carryforwards	2.0%		48,041	(1.1)%		(89,782)	(0.0)%		(6,105)
Tax rate change	1.9%		45,220	-		-	—		-
Employee benefits	(0.1%)		(3,127)	0.2%		14,949	(0.1%)		(9,553)
Other	(3.5)%		(82,852)	(0.3)%		(18,577)	(0.2)%		(28,977)
Effective tax rate	19.6%	Ps.	467,067	22.8%	Ps.	1,785,546	25.2%	Ps.	3,090,212

(1)
The tax rate used for the 2020, 2021 and 2022 previous reconciliations above is the average corporate tax rate, respectively payable by corporate entities in Mexico, Jamaica and Spain on taxable profits in accordance with tax laws in these jurisdictions.
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

The net assets for deferred taxes belong to Mexico subsidiaries:

	December 31, 2020		December 31, 2021		December 31, 2022
Deferred ISR asset (liability):
Expected credit loss	Ps.	29,478	Ps.	30,238	Ps.	40,449
Machinery and equipment		56,298		75,671		122,854
Improvements to concession assets		657,472		834,813		1,037,511
Airport concessions and rights to use airport facilities		4,691,382		5,046,004		5,432,747
Other acquired rights		146,980		161,316		176,967
Derivative financial instruments		225,548		(5,160)		(87,067)
Other assets		315		459		492
Tax loss carryforwards		95,886		6,104		-
Employee benefits		41,447		56,313		66,073
Accruals		21,557		25,128		20,142
Net deferred income tax asset	Ps.	5,966,363	Ps.	6,230,886	Ps.	6,810,168

The net deferred income tax liability corresponds to the subsidiaries in Jamaica:

	December 31, 2020		December 31, 2021		December 31, 2022
Deferred tax (liability) asset:
Trade receivables	Ps.	(881)	Ps.	(1,204)	Ps.	-
Machinery, equipment and improvements on leased assets		(75,262)		(27,644)		(3,161)
Improvements to concession assets		(1,731)		(1,702)		(1,461)
Airport concessions		(590,401)		(618,567)		(528,757)
Accruals		12,796		42,485		44,575
Deferred tax liability	Ps.	(655,479)	Ps.	(606,632)	Ps.	(488,804)

f.
Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the consolidated statement of financial position are comprised of the following items of the Mexican Companies:

	December 31, 2020		December 31, 2021		December 31, 2022
Tax loss carryforwards	Ps.	306,332	Ps.	350,611	Ps.	392,549
Deductible tax temporary difference		106,187		118,653		132,089
	Ps.	412,519	Ps.	469,264	Ps.	524,638

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

g.
Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airports of Los Mochis, Manzanillo. With respect to tax legislation relating to concessions, such losses will expire in 2048. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2020		December 31, 2021		December 31, 2022
Tax loss carryforwards	Ps.	1,340,729	Ps.	1,189,051	Ps.	1,308,497
Unrecognized tax loss carryforwards		(1,021,106)		(1,168,702)		(1,308,497)
Recognized tax loss carryforwards	Ps.	319,623	Ps.	20,349	Ps.	-

h.
Balances and movements of deferred taxes during the period.

	Balance as of January 1, 2020		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2020
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	10,831	Ps.	18,647	Ps.	—	Ps.	29,478
Machinery, equipment and improvements on leased assets		50,590		5,708		—		56,298
Improvements to concession assets		605,051		52,421		—		657,472
Airport concessions and rights to use airport facilities		4,654,502		36,880		—		4,691,382
Other acquired rights		143,596		3,384		—		146,980
Derivative financial instruments		82,370		15,030		128,148		225,548
Other assets		449		(134)		—		315
Tax loss carryforwards		51,304		44,582		—		95,886
Employee benefits		30,373		(1,487)		12,561		41,447
Accruals		19,878		1,679		—		21,557
Total deferred tax asset	Ps.	5,648,944	Ps.	176,710	Ps.	140,709	Ps.	5,966,363

	Balance as of January 1, 2021		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2021
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	29,478	Ps.	760	Ps.	—	Ps.	30,238
Machinery, equipment and improvements on leased assets		56,298		19,373		—		75,671
Improvements to concession assets		657,472		177,341		—		834,813
Airport concessions and rights to use airport facilities		4,691,382		354,622		—		5,046,004
Other acquired rights		146,980		14,336		—		161,316
Derivative financial instruments		225,548		(16,094)		(214,614)		(5,160)
Other assets		315		144		—		459
Tax loss carryforwards		95,886		(89,782)		—		6,104
Employee benefits		41,447		15,708		(842)		56,313
Accruals		21,557		3,571		—		25,128
Total deferred tax asset	Ps.	5,966,363	Ps.	479,979	Ps.	(215,456)	Ps.	6,230,886

	Balance as of January 1, 2022		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2022
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	30,238	Ps.	10,211	Ps.	—	Ps.	40,449
Machinery, equipment and improvements on leased assets		75,671		47,183		—		122,854
Improvements to concession assets		834,813		202,698		—		1,037,511
Airport concessions and rights to use airport facilities		5,046,004		386,743		—		5,432,747
Other acquired rights		161,316		15,651		—		176,967
Derivative financial instruments		(5,160)		(38,636)		(43,271)		(87,067)
Other assets		459		33		—		492
Tax loss carryforwards		6,104		(6,104)		—		-
Employee benefits		56,313		10,602		(842)		66,073
Accruals		25,128		(4,986)		—		20,142
Total deferred tax asset	Ps.	6,230,886	Ps.	623,395	Ps.	(44,113)	Ps.	6,810,168

	Balance as of January 1, 2020		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2020
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(1,169)	Ps.	(3,525)	Ps.	3,813	Ps.	(881)
Machinery, equipment and improvements on leased assets		(76,881)		32,937		(31,318)		(75,262)
Improvements to concession assets		(1,712)		107		(126)		(1,731)
Airport concessions		(615,751)		51,834		(26,484)		(590,401)
Accruals		13,604		(2,656)		1,848		12,796
Total deferred tax liability	Ps.	(681,909)	Ps.	78,697	Ps.	(52,267)	Ps.	(655,479)

	Balance as of January 1, 2021		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2021
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(881)	Ps.	4,818	Ps.	(5,141)	Ps.	(1,204)
Machinery, equipment and improvements on leased assets		(75,262)		23,925		23,693		(27,644)
Improvements to concession assets		(1,731)		102		(73)		(1,702)
Airport concessions		(590,401)		48,921		(77,087)		(618,567)
Accruals		12,796		(27,603)		57,295		42,485
Total deferred tax liability	Ps.	(655,479)	Ps.	50,163	Ps.	(1,313)	Ps.	(606,632)

	Balance as of January 1, 2022		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2022
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(1,204)	Ps.	2,935	Ps.	(1,731)	Ps.	-
Machinery, equipment and improvements on leased assets		(27,644)		83,377		(58,894)		(3,161)
Improvements to concession assets		(1,702)		101		140		(1,461)
Airport concessions		(618,567)		48,546		41,264		(528,757)
Accruals		42,485		1,212		878		44,575
Total deferred tax liability	Ps.	(606,632)	Ps.	136,171	Ps.	(18,343)	Ps.	(488,804)

13.
Accounts payable

The Company receives credit from its suppliers for 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2020		December 31, 2021		December 31, 2022
Suppliers	Ps.	952,912	Ps.	2,734,704	Ps.	1,894,474
Others suppliers		56,353		119,024		90,021
Interest payable		90,759		127,905		288,457
Direct employee benefits		88,567		91,983		108,987
Others		5,759		73,928		90,352
Total	Ps.	1,194,350	Ps.	3,147,544	Ps.	2,472,291

The balance of direct employee benefits corresponding principally of provisions of vacation pay, bonuses and other short-term employee benefits.

14.
Leases Obligations

a.
Lease contracts

The Company leased space for its corporate offices and the lease of utility vehicles and operating vehicles, under a lease agreement. The average lease term is from 1 to 3 years in 2022 and there are options to buy the operating vehicles for a nominal amount at the end of the terms of the lease.

The obligations of the Company stem from financial leases that are guaranteed by the title of the lessors to the leased assets.

b. Future minimum lease payment

The amount of future minimum lease payments as of December 31, 2022 were as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
Less than one year	Ps.	19,931	Ps.	(4,513)	Ps.	15,418

Less than two years	Ps.	18,880	Ps.	(3,240)	Ps.	15,640
Less than three years		18,880		(1,901)		16,979
Less than four years		14,064		(476)		13,588
Liabilities for assets in lease long term		51,824		(5,617)		46,207
Total liabilities for leased assets	Ps.	71,755	Ps.	(10,130)	Ps.	61,625

As of December 31, 2020, 2021 and 2022 the Company recognized Ps.12,977, Ps.12,467and Ps.16,098, respectively for the amortization of assets for the rights of use.

The interest rates that underlie all obligations under lease agreements are fixed by an average discount interest of 7.95%, 8.23% and 9.38% during the years 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022 was recognized Ps.2,582, Ps.2,598 and Ps.5,391, respectively, due interest on the liability for lease in the consolidated statement of income and other comprehensive income.

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

On May 2, 2017, the Company contracted an interest rate SWAP with HSBC, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 17” with a value of Ps.1,500,000, which were issued at an interest rate TIIE and was swapped to 7.21% fixed rate, until the end of the debt securities certificates and, concluded with the maturity and paid of the debt securities in March 2022.

On February 26, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 17-2” with a value of Ps. 2,300,000 which were issued at an interest rate TIIE and was swapped to 8.0315% fixed rate, until the end of the debt certificates. Changes in fair value were recognized in other comprehensive income in the consolidated statement of profit or loss and other comprehensive income and were presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized and concluded with the maturity and paid of the debt securities in November 2022.

On February 27, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP-19” with a value of Ps. 3,000,000 which were issued at an interest rate TIIE and was swapped to 8.03% fixed rate, until the end of the debt certificates. Changes in fair value were recognized in other comprehensive income in the consolidated statement of profit or loss and other comprehensive income and were presented in the hedge reserve and were recycled to financial expenses to the extent that the interest of the associated debt is recognized.

On March 2, 2020, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 20” with a value of Ps. 3,000,000 which were issued at an interest rate TIIE and was swapped to 6.33% fixed rate, until the end of the debt certificates. Changes in fair value are recognized in other comprehensive income in the consolidated statement of profit or loss and other comprehensive income and are presented in the hedge reserve and were recycled to financial expenses to the extent that the interest of the associated debt is recognized.

On March 1, 2022, the Company contracted with the Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAP´s) in order to hedge the risk of increasing the 30-day Libor interest rate on two loans held by MBJA in U.S. dollars totaling USD$58.0 million. The USD$30.0 million 30-day Libor interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$20.0 million bearing interest at 30-day Libor plus 2.85% was swapped at a rate of 1.785% until maturity of the loan. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income of profit or los and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for 30-day Libor rate.

These financial instruments with HSBC and the financial instrument of Scotiabank to cover the debt security “GAP 15” for Ps. 2,200,000, which ended on February 14, 2020 with the maturity and payment of the debt certificates, were not entered into for speculative purposes, but neither were formally designated and therefore did not qualify as hedging instruments for accounting purposes and as a result changes in their fair value and are recognized in profit or loss within finance cost. The financial instruments with Scotiabank to cover the debt securities “GAP 17-2”, “GAP 19” and “GAP 20” and were not entered into for speculative purposes and were formally designated and therefore did qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in OCI and profit or loss in the financial instrument of cash flow hedges reserve. The hedging of the “GAP 17” debt certificates terminated in March 2022 with the payment.

The main characteristics and the fair value of these derivatives as of December 31, 2020, 2021 and 2022 are as follows:

	Notional amount (millions)		Hedge start date	Rate	Floor	CAP 1	CAP 2	Due date	Fair value as of December 31, 2020
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	January 2021	Ps.	(476)
HSBC	USD	$95.5	March 2016	Libor 30	0.42%	1.75%	2.75%	February 2021		(857)
HSBC	Ps.	1,500.0	May 2017	7.21%	—	—	—	March 2022		(57,090)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	—	—	—	November 2022	Ps.	(154,741)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	—	—	—	March 2024		(335,752)
Scotiabank	Ps.	3,000.0	March 2020	6.332	—	—	—	February 2025		(201,788)
Total									Ps.	(750,704)

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2021
Scotiabank	Ps.	$3,000.0	March 2020	6.332%	February 2025	Ps.	89,711
					Total asset		89,711

HSBC	Ps.	1,500.0	May 2017	7.21%	March 2022		(6,764)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	November 2022	Ps.	(23,527)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	March 2024		(41,096)
					Total liability	Ps.	(71,387)

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2022
Scotiabank	Ps.	3,000.0	February 2019	8.03%	March 2024	Ps.	91,885
Scotiabank	Ps.	3,000.0	March 2020	6.332%	February 2025		200,812
					Total asset		292,697
Derivatives designated as hedge financial instruments
The bank of nova scotia	USD.	$20.0	March 2022	1.59%	April 2025		(14,972)
The bank of nova scotia	USD.	$30.0	March 2022	1.7850%	September 2025		(36,233)
					Total liability	Ps.	(51,205)

For the years ended on December 31, 2020 of Ps.43,778 were recognized within finance cost of the period, due to the net expense of the periodic for its extrinsic value presented net within finance cost and for the period on December 31, 2021 and 2022 were recognized of Ps.51,429 and Ps. 6,765, respectively was recognized within finance income as income of the period, due to the net income of the periodic for its extrinsic value presented net within the finance income. As of December 31, 2020 Ps. 471,107 have been recognized in the reserve for the loss of the fair value and for December 31, 2021 and 2022 Ps.29,658 and Ps. 130,624,respectively as income of the fair value of the coverage for cash flow hedges of the GAP 17-2, GAP 19 and GAP 20 certificates.

The hedge of the variable interest rate started on March 4, 2016. During 2019, coverage was used because the 30-day Libor exceeded the CAP 1 of 1.75%. As of December 31, 2020 and 2021 the Company recognized an income of Ps.6,376 and Ps.1,228, respectively, for the application of coverage in the comprehensive financing result in the interest item.

The hedge of the variable interest rate started on April 1, 2016. During 2020, coverage was used because the 28-day TIIE rate exceeded the CAP 1 of 5.75%. As of December 31, 2020, the Company recognized an income of Ps.2,750, respectively, for the application of the coverage in the comprehensive financial result in the interest item.

The hedge of the variable interest, rate generated by the debt securities issued in April 2017, started on May 4, 2017; these stock certificates were placed at a 28-day TIIE variable rate plus 49 basis points, so a SWAP was contracted to convert it to a fixed rate of 7.21%. As of December 31, 2020, an amount of Ps.963, was recognized a finance income in favor of the Company for the application of the hedge and Ps.21,934, Ps.40,183 and Ps.5,066, to financial expense in 2020, 2021 and 2022, respectively, due to the variation of the TIIE according to the fixed rate agreed in the SWAP, which ended on March 31, 2022 with the maturity and paid of the debt securities.

The hedge of the variable interest rate, generated by the debt securities issued in November 2017, started on February 26, 2019; these stock certificates were placed at a 28-day TIIE variable rate plus 44 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2020, 2021 and 2022 Ps.51,032, Ps.80,709 and Ps.19,633, respectively were recognized to finance cost, and for December 31, 2022, a financial income Ps.4,295, due to the variation of the TIIE according to the agreed fixed rate of the SWAP, which ended on November 3, 2022 with the maturity and paid of the debt securities.

The hedge of the variable interest rate, generated by the debt securities issued in March 2019, started on February 27, 2019; these stock certificates were placed at a 28-day TIIE variable rate plus 45 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2020, 2021 and 2022, Ps.67,027, Ps.105,335 and Ps.25,707, respectively were recognized to finance cost, and for December 31, 2022, a financial income of Ps.14,909, due to the variation of the TIIE according to the agreed fixed rate of the SWAP.

The hedge of the variable interest rate, generated by the debt securities issued in February 2020, started on March 2, 2020; these stock certificates were placed at a 28-day TIIE variable rate plus 17 basis points, so a SWAP was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2020 and 2022 an amount of Ps.5,567 and Ps.45,669 was recognized as finance income and as of December 31, 2020, 2021 and 2022, a financial expense of Ps.24,513, Ps.52,939 and Ps.4,158, respectively, due to the variation of the TIIE according to the agreed fixed rate of the SWAP.

On March 1, 2022, the Company contracted Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the 30-day Libor interest rate on two loans held by MBJA in U.S. dollars totaling USD$58.0 million. The USD$30.0 million 30-day Libor interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$20.0 million bearing interest at 30-day Libor plus 2.85% was swapped at a rate of 1.785% until maturity of the loan. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for 30-day Libor rate. As of December 31, 2022, a financial expense of USD$0.2 million due to the variation of the 30-day Libor according to the agreed fixed rate of the SWAP.

16.
Bank Loans and issuance of Debt Securities
a.
Bank Loans

The Company contracted debt securities in Mexico to finance capital investments and refinance maturities, in addition to contracting bank loans for business acquisitions and for the financing of investments in airports located in Jamaica. The totality of the credits contracted with banking institutions and third parties are described below:

	December 31 2020		December 31 2021		December 31 2022
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum and semi-annual instalments.	Ps.	218,176	Ps.	225,119	Ps.	211,754
In February 2009, MBJA signed a simple unsecured loan with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. The interest rate was set at 8%. The loan does not have an expiration date, no payments on account of capital have been made.		10,174		10,498		9,874
On January 19, 2016, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a five-year maturity. The loan bears interest at LIBOR 1M plus 99 basis points.		1,905,101		1,965,724		—
On February 15, 2016, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a five-year maturity. The loan bears interest at LIBOR 1M plus 105 basis points.		1,905,101		1,965,724		—
On December 28, 2017, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$40,000,000. The loan bears interest at LIBOR 1M plus 285 basis points for a period of 7 years from this disposition and semi-annual instalments. As of December 31, 2022 the balance amounted to USD$20.0 million.		718,153		576,338		387,230
On April 13, 2020, GAP signed a simple unsecured loan with Scotiabank for Ps. 1,000,000 for a period of 15 months at a variable interest rate 28 days TIIE variable plus 100 basis points. On May 13, 2021 the balance amounted was paid.		1,000,000		—		—
On May 15, 2020, GAP signed a simple unsecured loan with BBVA Bancomer Ps. 1,000,000. The loan bears interest at a fixed annual interest rate of 6.99%. On May 26, 2021 the balance amounted was paid.		1,000,000		—		—
On September 3, 2020, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$60,000,000. The loan bears interest at LIBOR plus 310 basis points for a period of 5 years from this disposition and semi-annual instalments. As of December 31, 2022 the balance amounted to USD$30,000,000.		598,461		617,505		580,845
On March 18, 2022, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a four-years maturity. The loan bears interest at a fixed annual interest rate of 2.64%.		—		—		1,849,023
On March 18, 2022, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a four-years maturity. The loan bears interest at a fixed annual interest rate of 2.45%.		—		—		1,849,023
On November 07, 2022, GAP signed a simple unsecured loan with Scotiabank for Ps.1,500,000 for a period of 12 months with a possible extension of 6 months at a variable interest rate 28 days TIIE variable plus 38 basis points, the payment of the principal will be at maturity.		—		—		1,500,000
On December 09, 2022, GAP signed a simple unsecured loan with Citibanamex for Ps.1,500,000 for a period of 18 months at a variable interest rate 28 days TIIE variable plus 38 basis points, the payment of the principal will be at maturity.		—		—		1,500,000
Total unpaid balance of bank loans and long-term debt		7,355,166		5,360,908		7,887,749
Less - Current portion		(1,159,590)		(164,668)		(1,654,891)
Long-term portion	Ps.	6,195,576	Ps.	5,196,240	Ps.	6,232,858

b)
Issuance of Debt Securities

	December 31 2020	December 31 2021	December 31 2022
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps.1,500,000 under the name "GAP 15-2" at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.	1,500,000	1,500,000	1,500,000
Unsecured debt securities issued in the Mexican market on July 8, 2016, for Ps.1,500,000 under the "GAP 16" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. On July 2, 2021 the balance amounted was paid.	1,500,000	—	—
Unsecured debt securities issued in the Mexican market on April 6, 2017, for Ps.1,500,000 under the "GAP 17" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. On March 31, 2022, the balance amounted was paid.	1,500,000	1,500,000	—
Unsecured debt securities issued in the Mexican market on November 9, 2017, for Ps.2,300,000 under the "GAP 17-2" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. On November 3, 2022, the balance amounted was paid.	2,300,000	2,300,000	—
Unsecured debt securities issued in the Mexican market on March 29, 2019, for Ps.3,000,000 under the "GAP 19" name, at a variable interest rate of 28-day TIIE plus 45 basis points for a period of five years. As of December 31, 2022, the TIIE rate is 10.7605%.	3,000,000	3,000,000	3,000,000
Unsecured debt securities issued in the Mexican market on February 13, 2020, for Ps.3,000,000 under the "GAP 20" name, at a variable interest rate of 28-day TIIE plus 17 basis points for a period of five years. As of December 31, 2022, the TIIE rate is 10.7605%.	3,000,000	3,000,000	3,000,000
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps.602,000 under the "GAP 20-2" name, at a variable interest rate of 28-day TIIE plus 85 basis points for a period of three years. As of December 31, 2022, the TIIE rate is 10.7605%.	602,000	602,000	602,000
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps.3,598,000 under the "GAP 20-3" name, at a fixed interest rate of 8.14% for a period of seven years.	3,598,000	3,598,000	3,598,000
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.2,500,000 under the "GAP 21" name, at a variable interest rate of 28-day TIIE plus 60 basis points for a period of four years. As of December 31, 2022, the TIIE rate is 10.7605%	—	2,500,000	2,500,000
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.3,000,000 under the "GAP 21-2" name, at a fixed interest rate of 7.91% for a period of seven years.	—	3,000,000	3,000,000
Green debt securities with unsecured guarantee, issued in the Mexican market on October 15, 2021, for 5-year with ticker symbol “GAP21V”, for Ps.1,500,000. Interest payable every 28 days at a variable rate of TIIE-28 plus 25 basis points; the payment of the principal will be at maturity, on October 9, 2026, with the option of early amortization. As of December 31, 2022, the TIIE rate is 10.7605%.	—	1,500,000	1,500,000
Unsecured 5-year debt securities issued in the Mexican market on March 17, 2022, for Ps.2,000,000 under the “GAP 22” name, at a variable rate of TIIE-28 plus 18 basis points for a period of five years. As of December 31, 2022, the TIIE rate is 10.7605%.	—	—	2,000,000
Unsecured debt securities issued in the Mexican market on March 17, 2022, for Ps.3,000,000 under the "GAP 22-2" name, at a fixed interest rate of 9.67% for a period of ten years.	—	—	3,000,000
Unsecured debt securities issued in the Mexican market on September 26, 2022, for Ps.2,757,588 under the "GAP 22L" name, at a variable rate of TIIE-28 plus 26 basis points for a period of five years. As of December 31, 2022, the TIIE rate is 10.7605%.	—	—	2,757,588
Total unpaid balance of long-term debt	17,000,000	22,500,000	26,457,588

Less - Current portion		(1,500,000)		(3,800,000)		(602,000)
Long-term portion	Ps.	15,500,000	Ps.	18,700,000	Ps.	25,855,588

The resources obtained during 2022 from the issuance of the long-term debt securities were allocated to finance capital investments set forth in the MDP and commercial investment for the Mexican Airports, from which Ps.3,800,000 were used to pay the principal of the stock certificates GAP 17, issued on April 6, 2017, a maturity on March 31, 2022 and GAP 17-2, issued on November 9, 2017, a maturity on November 03, 2022. Issuance expenses of Ps.15,957 were recognized.

The debt previously described, matures as follows:

Year	Amount
2023	Ps.	2,256,891
2024		4,654,892
2025		11,356,338
2026		4,257,588
2027		5,598,000
Thereafter		6,221,628
	Ps.	34,345,337

As of December 31, 2020, 2021 and 2022, debts are payable by the following companies:

	At December 31, 2020
Company	Current		Long-Term		Total
GAP	Ps.	2,500,000	Ps.	20,310,202	Ps.	22,810,202
MBJA		159,590		1,385,374		1,544,964
Total	Ps.	2,659,590	Ps.	21,695,576	Ps.	24,355,166

	At December 31, 2021
Company	Current		Long-Term		Total
GAP	Ps.	3,800,000	Ps.	22,631,449	Ps.	26,431,449
MBJA		164,668		1,264,791		1,429,459
Total	Ps.	3,964,668	Ps.	23,896,240	Ps.	27,860,908

	At December 31, 2022
Company	Current		Long-Term		Total
GAP	Ps.	2,102,000	Ps.	31,053,634	Ps.	33,155,634
MBJA		154,891		1,034,812		1,189,703
Total	Ps.	2,256,891	Ps.	32,088,446	Ps.	34,345,337

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

As a result of the issuance of the debt securities, the Company has covenants which have been fulfilled during 2020, 2021 and 2022. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized as part of interest expense, using the effective interest rate over the term of each transaction. These costs include commissions and professional fees.

c)
Reconciliation of liabilities arising from financing activities

									Non-cash changes
	Balance as of January 1, 2020		Repayments on bank loans		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2020
Debt securities current portion	Ps.	2,200,000	Ps.	(2,200,000)	Ps.	—	Ps.	—	Ps.	9,170	Ps.	2,650,420	Ps.	—	Ps.	—	Ps.	2,659,590
Long-term borrowings		4,437,043		—		—		2,709,125		199,828		(1,150,420)		—		—		6,195,576
Debt securities		9,800,000		—		7,200,000		—		—		(1,500,000)		—		—		15,500,000
Derivative financial instruments (Note 15)		261,293		—		—		—		—		—		62,249		427,162		750,704
Total	Ps.	16,698,336	Ps.	(2,200,000)	Ps.	7,200,000	Ps.	2,709,125	Ps.	208,998	Ps.	—	Ps.	62,249	Ps.	427,162	Ps.	25,105,870

									Non-cash changes
	Balance as of January 1, 2021		Repayments on bank loans		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2021
Debt securities current portion	Ps.	2,659,590	Ps.	(2,659,590)	Ps.	—	Ps.	—	Ps.	—	Ps.	3,964,668	Ps.	—	Ps.	—	Ps.	3,964,668
Long-term borrowings		6,195,576		(4,782,073)		—		3,779,413		167,992		(164,668)		—		—		5,196,240
Debt securities		15,500,000		—		7,000,000		—		—		(3,800,000)		—		—		18,700,000
Derivative financial instruments (Note 15)		750,704		—		—		—		—		—		(51,656)		(717,372)		(18,324)
Total	Ps.	25,105,870	Ps.	(7,441,663)	Ps.	7,000,000	Ps.	3,779,413	Ps.	167,992	Ps.	—	Ps.	(51,656)	Ps.	(717,372)	Ps.	27,842,584

									Non-cash changes
	Balance as of January 1, 2022		Repayments on bank loans		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2022
Debt securities current portion	Ps.	3,964,668	Ps.	(3,964,668)	Ps.	—	Ps.	1,500,000	Ps.	—	Ps.	756,892	Ps.	—	Ps.	—	Ps.	2,256,892
Long-term borrowings		5,196,240		(3,874,339)		—		5,372,783		(306,934)		(154,892)		—		—		6,232,858
Debt securities		18,700,000		—		7,757,588		—		—		(602,000)		—		—		25,855,588
Derivative financial instruments (Note 15)		(18,324)		—		—		—		—		—		(6,756)		(216,412)		(241,492)
Total	Ps.	27,842,584	Ps.	(7,839,007)	Ps.	7,757,588	Ps.	6,872,783	Ps.	(306,934)	Ps.	—	Ps.	(6,756)	Ps.	(216,412)	Ps.	34,103,846

17.
Retirement employee benefits
a.
Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps.8,669, Ps.9,695 and Ps.12,496 in 2020, 2021 and 2022, respectively.

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

The amount included in the consolidated statement of financial position arising from the obligation of the Company for defined benefit plans on December 31, 2020, 2021 and 2022 is as follows:

	2020		2021		2022
Present value of defined benefit obligations	Ps.	183,125	Ps.	193,126	Ps.	216,908

The table below shows the movements in the present value of defined benefit obligations:

	2020		2021		2022
Opening defined benefit obligation	Ps.	144,743	Ps.	183,125	Ps.	193,126
Service cost recognized in net income		31,383		33,151		35,530
New measurement losses / (gains):
Actuarial losses (gains) resulting from changes in financial and demographic assumptions		23,797		(15,263)		(8,802)
Benefits paid		(16,798)		(7,887)		(2,946)
Ending defined benefit obligation	Ps.	183,125	Ps.	193,126	Ps.	216,908

Below are the amounts for the years ended December 31, 2020, 2021 and 2022 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2020		2021		2022
Current service labor cost	Ps.	18,745	Ps.	18,762	Ps.	20,213
Interest cost		13,245		14,108		15,999
Actuarial (gains) losses		(607)		281		(682)
Components of defined benefit costs recognized in net income (Note 24)		31,383		33,151		35,530
Benefits paid		(16,798)		(7,887)		(2,946)
Measurement of net defined benefit liability:
Actuarial losses arising from changes in financial and demographic assumptions recognized in other comprehensive income		23,797		(15,263)		(8,802)
Total recognized as employee benefit cost	Ps.	38,382	Ps.	10,001	Ps.	23,782

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2020	2021	2022
Discount of the projected benefit obligation at present value	7.1%	8.0%	10.2%
Salary increase	6.8%	6.0%	6.0%
Remaining labor life	17.7 years	16.1 years	15.7 years
Inflation	6.8%	7.10%	5.8%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the operating cost, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps.20,149.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).

18.
Equity
a.
As of December 31, 2020, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	476,850,000	Ps.	5,257,319
Series BB	84,150,000		927,763
Total	561,000,000	Ps.	6,185,082

b.
As of December 31, 2021, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	446,739,215	Ps.	144,823
Series BB	78,836,332		25,558
Total	525,575,547	Ps.	170,381

c.
As of December 31, 2022, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	435,456,340	Ps.	6,967,906
Series BB	76,845,237		1,229,630
Total	512,301,577	Ps.	8,197,536

As of December 31, 2022, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

Each share of Series “B” and “BB” gives the holder the right to one vote at any Ordinary Shareholders’ Meeting. According to the Company’s bylaws, shareholders of Series “B” shares either individually or jointly with their related parties, cannot hold more than 10% of the total outstanding common stock of the Company, and therefore are prohibited from exceeding such limits by participating through trusts, agreements, social pacts or bylaws, pyramid schemes or any other mechanism that provides a larger share than legally allowed. Additionally, the Company’s bylaws provide that if a person individually or jointly with its related parties, acquires a percentage of shares exceeding the limits of participation previously mentioned, the person or group of persons will be required to sell the excess over what is allowed through a public offering, during which time, the shares owned over the 10% threshold by such individuals will not have voting rights and cannot be represented in any Shareholders' Meeting. Furthermore, the shareholders of Series “BB” shares, either individually or jointly with their related parties, may also be owners of shares of Series “B” shares, regardless of the shares they hold in the aggregate of Series “B” and Series “BB”. However, for those shareholders of the Series “BB” shares, their votes will be limited to no more than 10% of the voting common stock, and any additional participation is required to vote in the same way of the majority of the votes in any Shareholders' Meeting.

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

d.
In an Ordinary Shareholders' Meeting held on July 1, 2020, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.1,550,000, approved in an Ordinary General Shareholders' Meeting held on April 23, 2019 and a maximum amount of resources allocated was approved for the repurchase of the company's own shares of Ps.1,550,000 during the 12 months following its approval, if the Company's management determines it convenient or necessary.

e.
In an Ordinary Shareholders' Meeting held on April 27, 2021, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.1,550,000, approved in an Ordinary General Shareholders' Meeting held on July 1, 2020 and a maximum amount of resources allocated was approved for the repurchase of the company's own shares of Ps.3,000,000 during the 12 months following its approval, if the Company's management determines it convenient or necessary.

f.
In a General Extraordinary Meeting of Shareholders on April 27, 2021, the Shareholders approved the following: i) the cancellation of 35,424,453 shares that were held in treasury as of December 31, 2020, ii) a capital reduction of Ps.3.823095061582 pesos per outstanding share at the time of payment, which was paid on May 28, 2021 for Ps.2,000,000.

g.
In an Ordinary General Shareholders' Meeting held on September 14, 2021, the Shareholders approved the proposal to increase the maximum amount of resources allocated for the repurchase of the Company's own shares from an additional Ps.2,000,000 to the Ps.3,000,000 approved at the Ordinary General Shareholders' Meeting held on April 27, 2021, to be exercised during the 12 months after, if the Company's management determines it convenient or necessary.

h.
In a General Extraordinary Shareholders' Meeting held on September 14, 2021, a capital reduction of Ps.7.80 pesos per outstanding share was approved, which was paid on September 28, 2021 for Ps.4,014,701.

i.
In an Ordinary Shareholders' Meeting held on April 22, 2022, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.2,031,782, approved in an Ordinary General Shareholders' Meeting held on April 27, 2021 and September 14, 2021 and a maximum amount of resources allocated was approved for the repurchase of the Company's own shares of Ps.2,000,000 during the 12 months following its approval, if the Company's management determines it convenient or necessary. In addition, proposal to cancel from the Company’s current legal reserves such amount exceeding 20% of the historical common stock of the Company and allocating said excess amount to the Company’s retained earnings account by amount of Ps. 1,558,475.

j.
In an Ordinary Shareholders' Meeting held on April 22, 2022, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.2,031,782, approved in an Ordinary General Shareholders' Meeting held on April 27, 2021 and September 14, 2021 and a maximum amount of resources allocated was approved for the repurchase of the Company's own shares of Ps.2,000,000 during the 12 months following its approval, if the Company's management determines it convenient or necessary. In addition, proposal to cancel from the Company’s current legal reserves such amount exceeding 20% of the historical common stock of the Company and allocating said excess amount to the Company’s retained earnings account by amount of Ps. 1,558,475.

k.
In an Ordinary Shareholders’ Meeting held on April 22, 2022, the Shareholders approved a dividend payment of Ps.14.40 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps.7.20 per outstanding share was made on May 16, 2022 of Ps.3,675,745 and the second payment for Ps.7.20 per outstanding shade was made on November 17, 2022 of Ps.3,637,998, the total payment amounted was Ps.7,313,743.

l.
In a General Extraordinary Shareholders' Meeting held on April 22, 2022, the Shareholders approved i) the increase in the Company's Capital Stock by capitalizing the retained earnings, in the amount of Ps.8,027,155; ii) the cancellation of 13,273,970 shares of the Company held in treasury. The Shareholders´ Meeting was informed that, as a consequence, all the necessary corporate legal procedures were carried out, as well as the reform of Article Six of the By-laws of the Company that derive from the approvals, to read as follows: "The Capital Stock will be variable. The fixed minimum part of the Capital Stock is Ps. 8,197,536, represented by 512,301,577 shares, registered of Class I and without par value expression, fully subscribed and paid”.

m.
General Corporate Law requires that at least 5% of the unconsolidated net income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2020, 2021 and 2022, the legal reserve, in nominal pesos, was Ps.1,592,551, Ps.1,592,551 and Ps.34,076, respectively, corresponding to 25.7%, 934.7% and 0.42%, of the common stock, respectively.

n.
As of December 31, 2022, the Company has a maximum amount of funds approved to repurchase shares of the Company for Ps.2,499,473. From the approved amount, 7,024,113 shares have been repurchased for a total of Ps.1,999,987, corresponding to repurchases made from February 2022 to September 2022. The remaining balance of Ps.499,486 is available to repurchase shares.

o.
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
p.
The balances of Shareholders’ equity tax accounts as of December 31, 2020, 2021 and 2022 were as follows:

	2020		2021		2022
Contributed capital account	Ps.	26,428,488	Ps.	21,903,565	Ps.	23,197,291
Net tax income account		6,826,301		11,743,049		12,516,766
Stockholders equity tax account	Ps.	33,254,789	Ps.	33,646,614	Ps.	35,714,057

q.
In years 2020, 2021 and 2022 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA, MBJA and PACKAL from functional currency (euro and US dollar respectively) to the reporting currency (Mexican peso), the effects of the remeasurements of the employee benefit, the net income tax and the reserve for cash flow hedges financial instruments.
19.
Non-controlling interest (NCI)

On April 20, 2015 the Company acquired 100% of the shares of DCA, which owns 74.5% of the shares of MBJA and the remaining 25.5% is hold by Vantage, as a non-controlling shareholder.

On March 13, 2022, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$30.0 million, which was distributed to DCA USD$22.35 million (Ps.449,803 an exchange rate of Ps.20.1254) and to Vantage USD$7.65 million (Ps.153,959 an exchange rate Ps.20.1254) and were paid on June 7, 2022.

The following table summarizes the information relating to DCA that has material NCI, before any intra-group elimination as of December 31:

	2020		2021		2022
NCI percentage	25.5%		25.5%		25.5%
Non-current assets	Ps.	6,118,680	Ps.	6,026,384	Ps.	5,836,193
Current assets		1,134,440		1,489,451		1,689,382
Non-current liabilities		(2,867,469)		(2,724,344)		(2,377,104)
Current liabilities		(228,897)		(320,041)		(485,025)
Net assets		4,156,754		4,471,450		4,663,446
Net assets attributable to NCI	Ps.	1,059,972	Ps.	1,140,220	Ps.	1,189,179

	2020		2021		2022
Revenues	Ps.	1,161,805	Ps.	1,551,800	Ps.	2,493,000
Profit / (loss)		(196,677)		181,274		675,792
OCI		368,848		(85,286)		(405,354)
Total comprehensive income		172,171		95,988		270,438
Profit / (loss) allocated to NCI		(50,153)		46,225		172,327
OCI allocated to NCI	Ps.	68,854	Ps.	34,023	Ps.	(29,617)

	2020		2021		2022
Net cash provided by operating activities		(38,123)		586,284		788,265
Net cash provided by investment activities		(245,271)		(208,497)		(204,114)
Net cash used in financing activities		944,221		(107,872)		(234,336)
Net increase (decrease) in cash and cash equivalents	Ps.	660,827	Ps.	34,023	Ps.	349,815

20.
Revenues

According to the General Law on Airports and its regulations in Mexico, certain of the Company’s revenue are classified as airport, complementary and commercial services. Airport services generally include the use of airport runways, taxiways and parking areas for arriving and departing planes, use of passenger walkways, security services, hangars, and, in general, use of the space inside the terminal and other infrastructure by aircraft, passengers and cargo services. These services include rental of space that is vital for the operation of airlines and complementary service providers. Complementary services are ramps and handling services, catering, maintenance and repairs, and traffic and dispatch services. Commercial services include services that are not essential for the operation of an airport; therefore, these revenues are not regulated by MT, such as car parking services, lease of space to retailers, restaurants and banks, among others. The revenues of the subsidiaries MBJA and PACKAL have the same classification, therefore consolidated in the area that correspond to the numbers of airports in Mexico.

A price regulation system establishes in Mexico a MT rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2019, SCIT authorized the Company’s maximum rates applicable for the period 2020-2024. In August 2020, the Company presented to the Aeronautical Authority a proposal for adjustment to the MDP, which was authorized in November 2020, so the investment figures were adjusted and from 2021 a new MT was applied for the 2021-2024 period.

The maximum rates of the Jamaican Airports, were approved in November 2019 and are applicable from the period 2020-2024.

During the periods ended December 31, 2020, 2021 and 2022, compliance with the TM by the Company’s Mexican airports were 99.1%, 93.8% and 96.1%, respectively.

The table below presents a summary for the years ended December 31, 2020, 2021 and 2022, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SICT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fees charged to third parties for complementary services are classified as airport services.

	2020		2021		2022
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	536,336	Ps.	930,401	Ps.	1,262,276
Charges for not canceling extended stay reservations		6,469		9,542		10,102
Parking on embarking/disembarking platform		58,126		105,345		147,775
Parking on extended stay or overnight platform		82,517		120,056		130,002
Passenger walkways and shuttle buses		19,711		27,266		36,646
Airport security charges		193,144		303,145		517,402
Airport real estate services to airlines:
Leasing of hangars to airlines		22,793		29,455		31,470
Leasing of shops, warehouses and stockrooms to airlines (operating)		4,107		5,657		6,252
Leasing of space and other terminal facilities to airlines within the terminal (operating)		42,129		49,830		72,975
Leasing of land and other surfaces to airlines outside the terminal (operating)		5,246		17,174		11,308
Leasing of check-in desks and other terminal space		3,829		4,940		5,132
Leasing of desks and other terminal space for ticket sale		3,261		2,605		2,187

Airport passenger services:
Domestic passenger charges		2,929,963		4,790,143		6,753,767
International passenger charges		2,999,583		5,186,458		7,689,784
Airport real estate services and rights of access to other operators		47,724		65,410		100,864
Complementary services:
Catering services		12,947		12,772		31,647
Other third-party ramp services rendered to airlines		83,717		104,481		160,196
Traffic and/or dispatch		29,941		31,110		39,123
Fuel supply or removal		135,598		178,170		314,642
Third-party airplane maintenance and repair		8,601		9,994		13,184
Total aeronautical services (regulated revenues included in the maximum rate)		7,225,742		11,983,954		17,336,734

Regulated revenues not included in the maximum rate:
Car parking charges		234,553		388,106		548,862
Recovery of cost over aeronautical services		102,005		116,769		133,163
Recovery of cost over non-aeronautical services		71,581		69,763		90,257
Total regulated revenues not included in the maximum rate		408,139		574,638		772,282
Total regulated revenues		7,633,881		12,558,592		18,109,016

	2020		2021		2022
Unregulated revenues(1)
Commercial concessions:
Retail operations		171,720		232,498		398,956
Food and beverages		197,441		333,157		484,804
Duty free		255,468		435,799		584,218
VIP lounges		27,218		40,355		65,593
Financial services		37,304		46,011		59,479
Communications and networks		13,167		12,101		13,770
Car rentals		248,755		342,697		471,340
Commercial leasing		15,592		16,749		24,797
Advertising		99,242		61,384		104,830
Time sharing developers		102,428		188,658		237,783
Leasing of space to airlines and other complementary service providers (non-operating)		125,606		142,520		148,100
Lease outside the terminal		63,762		77,644		96,041
Convenience store		98,164		177,263		315,788
VIP Lounges operated directly		144,897		219,498		374,038
Royalties		3,889		8,075		7,141
Revenues from sharing of commercial activities:
Retail operations		82,060		168,797		215,055
Food and beverages		107,317		184,097		293,713
Duty free		57,006		101,267		127,072
Financial services		13,184		22,571		31,518
Car rentals		34,528		58,892		70,374
Access fee for ground transportation		56,697		91,504		109,552
Non-airport access fees		29,644		35,654		45,187
Other leases		9,062		11,924		25,197
Services rendered to ASA		701		1,603		3,081
Various commercial-related revenues		45,062		77,085		117,529
Total unregulated revenues		2,039,914		3,087,803		4,424,956
Total of Non-aeronautical services(2)		2,448,053		3,662,441		5,197,238
Total aeronautical and non-aeronautical services	Ps.	9,673,795	Ps.	15,646,395	Ps.	22,533,972

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

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made for the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2020, 2021 and 2022 accounted for Ps.2,192,578, Ps.3,368,511 and Ps.4,846,404, respectively.

The revenues of the Company recognized as of December 31, 2020, 2021 and 2022 transferred at a point in time was Ps.7,060,402, Ps.11,860,463 and Ps.17,096,616, respectively and the revenues for services transferred over time was Ps.2,613,393, Ps.3,785,930 and Ps. 5,437,356, respectively, which originated from the leasing of commercial spaces.

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

21.
Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2020, 2021 and 2022 were comprised of the following:

	2020		2021		2022
Depreciation	Ps.	495,292	Ps.	546,128	Ps.	728,860
Amortization		1,505,069		1,504,411		1,584,461
	Ps.	2,000,361	Ps.	2,050,539	Ps.	2,313,321

22.
Employee Cost

Employee Cost for the years ended December 31, 2020, 2021 and 2022 was comprised of the following:

	2020		2021		2022
Wages and salaries	Ps.	664,619	Ps.	702,525	Ps.	900,596
Other remunerations		100,638		107,198		133,237
Social benefits		81,073		91,357		116,581
Severance payments		19,030		22,390		13,401
Labor union fees		19,217		20,111		22,183
Taxes on employee benefits		12,360		13,977		19,987
PTU		2,647		70,127		56,531
Retirement employee benefits		31,383		33,151		35,530
Others		39,514		54,914		75,218
	Ps.	970,481	Ps.	1,115,750	Ps.	1,373,264

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

Cost of improvements to concession assets are comprised of the following as of December 31, 2020, 2021 and 2022:

	2020		2021		2022
Cost of improvements to concession assets	Ps.	2,192,578	Ps.	3,368,511	Ps.	4,846,404

24.
Other income – net

Other expenses (incomes) are comprised of the following as of December 31, 2020, 2021 and 2022:

	2020		2021		2022
Recovery insurance	Ps.	(9,063)	Ps.	(5,885)	Ps.	(4,946)
Sale of fixed assets		(2,900)		(2,062)		(7,001)
Cancellation of non-exigible liabilities		—		-		(17,784)
and provisions		(21,149)		(23,264)		(36,514)
Total other income		(33,112)		(31,211)		(66,245)

Repair of damage from natural disasters		—		9,346		3,105
Cost of retirement and disposal of fixed assets		—		—		21,382
Donation		4,000		207		60
Other expenses		16,386		13,427		15,271
Total other expenses		20,386		22,980		39,818
Other expense (income) – Net	Ps.	(12,726)	Ps.	(8,231)	Ps.	(26,427)

25.
Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2020, 2021 and 2022:

	2020		2021		2022
Interest income from cash equivalents	Ps.	313,837	Ps.	361,683	Ps.	677,542
Interest on recovered taxes		19,236		3,262		45,489
Gain on derivative financial instruments		29,100		51,656		6,765
Gain in interest hedge		9,173		-		64,942
Other		39,166		3,670		41,251
Total finance income		410,512		420,271		835,989
Interest cost from bank loans		(228,689)		(196,582)		(210,335)
Interest cost from hedges		(171,353)		(280,395)		(54,633)
Loss in market value		(72,878)		-		(4,069)
Other financing costs		(52,109)		(39,481)		(73,231)
Interest cost for debt securities		(989,221)		(1,170,082)		(2,113,650)
Total finance cost		(1,514,250)		(1,686,540)		(2,455,918)
Exchange gain		3,048,706		1,259,326		1,229,799
Exchange loss		(3,379,190)		(1,020,987)		(1,148,379)
Exchange (loss) gain - Net		(330,484)		238,339		81,420
Finance cost - Net	Ps.	(1,434,222)	Ps.	(1,027,930)	Ps.	(1,538,509)

26.
Commitments

a.
On December 12, 2019, for Mexico´s airports, the SICT approved to the Company the MDP for the period 2020-2024. In August 2020, the Company presented to the Aeronautical Authority an adjustment proposal for the extraordinary review of the MDP due to the negative effects of the COVID-19 pandemic, postponing investment that were scheduled to conclude in 2024, now will end in 2026, which was authorized by authority in November 2020. Below are shown the investments committed through the period:

Year	Committed amount
2020	Ps.	2,936,500
2021		4,123,588
2022		3,517,909
2023		2,696,240
2024		2,527,851
	Ps.	15,802,088

The committed amounts above are expressed in pesos of purchasing power as of December 31, 2017.

b.
In the same way AAJ approved the committed investments of the MDP for USD$111.7 million for MBJA and USD$101.4 million for PACKAL, through the 2020-2024 period. In December 2020, the AAJ granted MBJA and PACKAL the capital investment deferral for 2020 so it can start in June 2021. During 2020, 2021 and 2022, MBJA made investments for USD$ 6.4 million, USD$4.6 million and USD$5.5 million, respectively, and PACKAL for USD$2.2 million during 2020 and USD$1.0 million in 2022.
c.
On March 2021, the Federal Civil Aviation Agency (FCAA) authorized 100% compliance with the MDP during 2020.
d.
On March 2022, the Federal Civil Aviation Agency (FCAA) authorized 100% compliance with the MDP during 2021.

27.
Contingencies

a)
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

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps.234,780, which was challenged again by the Company on December 19, 2014. A jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgment of invalidity as the Company believes that in previous proceedings it is already guaranteed part of the amount set by the Court, on June 19, 2018 the bond was exhibited before the Municipal Authority of Tijuana, Baja California for the amount of Ps.122,926. In October 2020, the Court issued a judgment adverse to the interests of the Company, for which an appeal for review was filed, which was admitted by the Superior Court of Justice on January 14, 2021. On June 28, 2022, in a plenary session, the Court confirmed the inadmissibility of the claim made by the Company. On August 24, 2022, an amparo lawsuit was filed before the responsible authority against the resolution of reference, which to date of these consolidated financial statement, the still pending to be resolved. Likewise, the Municipal Authority of Tijuana made the payment requirements for the property tax for the years 2015, 2016 and 2017, in the first quarter of the year 2020, 2021 and 2022 respectively, which are being challenged to date before the competent courts and are pending resolution.

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

b)
In 1970, the Mexican Government expropriated a portion of land occupied by the Tijuana Airport, whereas in Guadalajara airport it occurred in 1975. Before such expropriations, a group of farmers called Ejido, one in Tijuana and others different in Guadalajara, owned these lands. The members of the Ejido have raised claims against the indemnity payments received from the Mexican Government and in Tijuana airport requested the reversion of the expropriation. During 2008, the Ejido Tampico in the Tijuana airport received an unfavorable resolution, which was appealed. Subsequently the Ejido received a favorable resolution, which may affect the perimeter of the airport, due to the lack of information about the shape of the surface reverted in favor of the Ejido. During the month of November 2020, the Constitutional Court issued a resolution favorable to the interests of the Company, ordering the Agrarian Court to declare the reversal action inadmissible as the elements of the appeal for review requested by the Ejido were not proven. To date of these consolidated financial statements, the judgment has been resolved in benefit of the Company definitely.

In the case of the Guadalajara airport, the Ejido El Zapote and Santa Cruz del Valle presented an appeal with jurisdictional authorities against the SICT and the Reforma Agraria, regarding the expropriation decrees issued to build the airport.

In November 2010, the Court granted the protection of the federal justice to the Ejidos El Zapote and Santa Cruz del Valle, in the Guadalajara airport, instructing to replace the administrative procedure of expropriation due to a lack of notification to these Ejidos and declared the ineligibility of the Concession granted to the Guadalajara airport in 1998, in reference to managing, operating and developing the airport facilities. On July 10, 2012, the Court revoked this resolution and ordered the reinstatement of the actions in order to obtain more documentary evidence, for the trial with the Ejido El Zapote. On July 31, 2014, the court issued a favorable ruling for the Ejido El Zapote, which was challenged by the Company. On April 14, 2016, the appellate Court determined conclusively that, while it was true that the right of the Ejido to contest the appraisal with which it was compensated had been violated, it also determined that the land could not be returned to the complainant Ejido, as "incongruous" the declaration of invalidity of the concession granted to the Guadalajara airport. On January 13, 2017 the Secretaría de Desarrollo Agrario, Territorial y Urbano issued an appraisal for the value of a portion of the land in which Guadalajara airport is based, related to the appeal previously mentioned. This appraisal was made based on the expropriation decree of 1975. On June 30, 2017, the Court determined that the appeal was accomplished once the Ejido group was informed of the appraisal made by the competent authorities.

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

In 2016, members of the Ejido Zapote blocked the access to the Guadalajara airport parking lot, representing a loss of commercial revenues of approximately Ps.19,200. In 2017 and 2018 the Company had a loss in commercial revenues in the amount of Ps.9,000 and Ps.8,100 respectively, due to new blockades made by members of the Ejido Zapote. On November 17, 2019, members of the Ejido Zapote once again took over the parking lot, which was recovered on February 12, 2020, generating an additional loss of commercial revenues of approximately Ps.28,500 in 2019 and Ps.16,700 in 2020 approximately, plus the damage to the parking lot.

On February 17, 2017, the Company was notified of a new legal proceeding before an agrarian court instituted by El Zapote against the federal government. This proceeding alleges similar facts to the initial case and claims the same disputed property that was the subject of the initial case. This legal proceeding is in its initial phases, and the Company has joined as an interested third party.

On December 6, 2022, the Federal Government through the Legal Affairs Unit of the Ministry of Infrastructure, Communications and Transportation, the members of the Ejidal Commissariat of the Ejido El Zapote (prior agreement of the assembly) and the Company signed a judicial agreement which definitively closed the complementary constitutional indemnity in the amount of Ps.82.6 million. This agreement was approved by the judicial authority which generated that the indemnity was paid last December 9, 2022, which means that lawsuit has been completely resolved. This agreement generates not only the termination of this lawsuit but also of any other lawsuit that has been generated in relation to the 306 hectares that were the subject of the litigation, related to the expropriation process. Even though, the judicial agreement concludes the claims from the Ejido, the Company cannot provide assurance that new lawsuits can be filed against the Company in the future.

On October 1, 2013, the Company received four summonses for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Puerto Vallarta airport and various Federal Authorities in connection with four legal proceedings filed by the participants in the Ejido Valle de Banderas. The Ejido is claiming restitution or payment as compensation in respect of 154 hectares of land comprising this airport, besides the partial cancellation of the concession granted to the Puerto Vallarta airport. On January 24, 2014, the first audience was held where the Ejido ratified the lawsuit and the Company demanded the suspension of this process due to the incompetence of jurisdiction, as a result, the audience was delayed for three days, in order to give time to the Ejido to provide a rebuttal. The Company estimates that the court involved in this proceeding, located in the State of Nayarit, does not have jurisdiction, because the airport is located in the State of Jalisco, besides, this court is not competent to nullify an administrative act, as it is related to the concession's title. The Court declared competent the Agrarian Court of Nayarit, a sentence which was favorable but currently challenged by the Federal Court. As a result of the objection, the Federal Superior Court declared the court of Guadalajara, Jalisco, as competent in three of them. Two of the three procedures are before the agrarian court of Jalisco pending to resolve, the incompetence by subject. The third procedure is awaiting the referral of the proceedings to the Guadalajara Court and a fourth procedure is still awaiting of the Agrarian Court of Nayarit for the last instance regarding jurisdiction over territory.

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

c)
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
The following are the results, assets and liabilities by segments for the years ended December 31, 2020, 2021 and 2022:

December 31, 2020	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	2,103,574	Ps.	1,192,187	Ps.	776,424	Ps.	970,979	Ps.	695,879	Ps.	204,650	Ps.	338,633	Ps.	943,416	Ps.	7,225,742	Ps.	—	Ps.	—	Ps.	7,225,742
Non-aeronautical services		591,789		335,419		266,442		460,981		327,158		64,609		113,826		283,941		2,444,164		3,889		—		2,448,053
Improvements to concession assets		614,479		681,755		67,026		339,231		138,768		19,329		36,334		295,656		2,192,578		—		—		2,192,578
Total revenues		3,309,842		2,209,361		1,109,892		1,771,191		1,161,805		288,588		488,793		1,523,013		11,862,484		3,889		—		11,866,373
Total intersegment revenues		—		—		—		—		—		—		—		—		—		2,310,159		(2,310,159)		—
Income from operations		1,472,456		802,056		526,761		756,630		(88,901)		57,770		216,044		(34,634)		3,708,182		2,242,786		(2,130,979)		3,819,989
Interest income		82,881		59,945		32,073		40,141		3,515		8,056		13,801		42,052		282,465		1,307,727		(1,179,680)		410,512
Interest expense		(360,772)		(242,125)		(95,133)		(210,825)		(172,033)		(52,001)		(57,199)		(432,582)		(1,622,670)		(1,071,260)		1,179,680		(1,514,250)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		(41,808)		—		(41,808)
Depreciation and amortization for the year		(368,964)		(254,634)		(168,580)		(265,581)		(82,736)		(71,971)		(502,568)		(229,764)		(1,944,799)		(55,562)		—		(2,000,361)
Share of gain of associate		—		—		—		—		—		—		—		—		—		3		—		3
Income before income taxes		1,166,564		738,185		461,532		573,594		472,986		25,433		167,981		(72,311)		3,533,964		982,786		(2,130,980)		2,385,770
Income taxes expense		(231,777)		(118,685)		(88,272)		(129,196)		112,801		12,801		(20,990)		19,005		(444,314)		(22,753)		—		(467,067)
Total assets		13,416,487		8,588,502		4,960,588		6,081,823		2,780,014		1,803,045		2,072,069		5,318,795		45,021,323		51,516,861		(45,177,011)		51,361,173
Total liabilities		6,535,424		4,074,668		1,979,551		3,898,207		2,508,470		824,734		1,045,571		1,070,885		21,937,510		26,911,814		(20,340,934)		28,508,390
Investments in associates		—		—		—		—		—		—		—		—		—		35		—		35
Net cash flows provided by operations activities		828,257		(1,627,427)		332,206		447,952		182,849		5,988		102,755		181,454		454,034		3,180,663		(68,130)		3,566,567
Net cash flow used in investing activities		(892,866)		(764,151)		(215,636)		(424,313)		(209,415)		(34,166)		(86,038)		(447,570)		(3,074,155)		(1,455,336)		1,311,800		(3,217,691)
Net cash flow used in financing activities		2,615,782		1,854,276		790,233		1,337,678		534,214		97,698		334,391		618,594		8,182,866		(582,639)		(1,311,800)		6,288,427
Additions to non-current as assets		6,796,625		4,394,890		2,335,994		3,245,723		5,700,583		1,040,121		968,483		3,054,931		27,537,350		16,065,198		—		43,602,548

December 31, 2021	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	3,296,419	Ps.	1,944,451	Ps.	1,336,177	Ps.	2,003,087	Ps.	1,004,076	Ps.	341,493	Ps.	570,402	Ps.	1,487,850	Ps.	11,983,954	Ps.	—	Ps.	—	Ps.	11,983,954
Non-aeronautical services		783,252		431,706		389,823		839,580		454,519		70,135		131,977		343,913		3,444,905		217,536		—		3,662,441
Improvements to concession assets		1,463,854		876,292		285,667		520,812		93,205		17,148		8,947		102,587		3,368,511		—		—		3,368,511
Total revenues		5,543,525		3,252,448		2,011,667		3,363,479		1,551,800		428,776		711,326		1,934,351		18,797,372		217,535		—		19,014,906
Total intersegment revenues		-		-		-		-		-		-		-		-		-		5,669,325		(5,669,325)		—
Income from operations		2,614,203		1,496,257		1,082,157		1,961,757		406,256		155,692		416,623		293,711		8,426,655		6,099,861		(5,669,325)		8,857,192
Interest income		85,209		45,691		32,470		53,578		6,232		11,269		15,054		62,551		312,056		1,729,291		(1,621,075)		420,271
Interest expense		(529,299)		(353,044)		(130,077)		(313,234)		(161,147)		(63,217)		(70,528)		(81,172)		(1,701,717)		(1,605,897)		1,621,075		(1,686,540)
Loss on financial investment held for coverage		-		-		-		-		-		-		-		-		-		51,656		—		51,656
Depreciation and amortization for the year		(390,393)		(255,470)		(176,563)		(261,466)		(86,642)		(74,653)		(476,300)		(218,049)		(1,939,536)		(111,002)		—		(2,050,539)
Share of gain of associate		-		-		-		-		-		-		-		-		-		1		—		1
Income before income taxes		2,228,136		1,199,952		1,017,326		1,754,654		487,332		111,711		377,149		297,886		7,474,146		6,024,442		(5,669,325)		7,829,263
Income taxes expense		(543,421)		(139,062)		(227,123)		(481,674)		49,911		247		(86,781)		(117,711)		(1,545,614)		(239,932)		—		(1,785,546)
Total assets		14,067,167		9,152,856		5,529,201		6,884,814		2,938,320		1,877,408		1,904,465		6,030,099		48,384,330		52,475,232		(45,536,476)		55,323,085
Total liabilities		9,342,510		5,975,158		3,198,249		5,465,234		2,494,668		1,067,543		1,187,783		1,964,209		30,695,355		29,082,250		(24,883,120)		34,894,485
Investments in associates		-		-		-		-		-		-		-		-		-		34		—		34
Net cash flows provided by operations activities		3,082,428		3,080,746		1,298,955		2,326,916		799,786		296,118		512,406		632,890		12,030,246		(840,512)		(94,289)		11,095,446
Net cash flow used in investing activities		(1,961,546)		(971,466)		(392,886)		(758,682)		(208,497)		(62,412)		(87,309)		(328,445)		(4,771,243)		(198,065)		—		(4,969,308)
Net cash flow used in financing activities		(2,571,291)		(1,512,134)		(894,687)		(1,572,262)		(329,444)		(212,676)		(652,150)		4,775		(7,739,869)		388,344		—		(7,351,525)
Additions to non-current as assets		8,549,694		5,363,861		2,676,621		3,828,149		5,751,567		1,073,645		987,253		3,290,029		31,520,818		1,084,094		—		32,604,913

December 31, 2022	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	4,562,120	Ps.	2,690,693	Ps.	2,278,063	Ps.	2,711,345	Ps.	1,689,682	Ps.	457,013	Ps.	760,779	Ps.	2,187,038	Ps.	17,336,734	Ps.	—	Ps.	—	Ps.	17,336,734
Non-aeronautical services		877,101		532,955		524,261		1,093,300		693,603		79,181		154,845		415,587		4,370,832		826,406		—		5,197,238
Improvements to concession assets		2,474,815		751,422		523,993		624,893		109,715		74,231		33,868		253,467		4,846,404		—		—		4,846,404
Total revenues		7,914,036		3,975,070		3,326,317		4,429,538		2,493,000		610,425		949,492		2,856,091		26,553,969		826,407		—		27,380,376
Total intersegment revenues		—		—		—		—		—		—		—		—		—		8,894,827		(8,894,827)		—
Income from operations		3,897,415		2,227,358		1,992,568		2,739,855		1,122,272		275,292		605,139		676,820		13,536,719		9,172,302		(8,894,827)		13,814,194
Interest income		133,433		118,480		79,160		68,588		31,943		23,533		25,661		103,587		584,385		2,500,312		(2,248,707)		835,989
Interest expense		(767,774)		(532,742)		(215,845)		(356,813)		25,841		(83,367)		(84,479)		(142,388)		(2,157,568)		(2,547,057)		2,248,707		(2,455,918)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		6,765		—		6,765
Depreciation and amortization for the year		(439,418)		(341,674)		(196,793)		(302,051)		(491,075)		(86,112)		(80,874)		(284,653)		(2,222,650)		(90,671)		—		(2,313,321)
Share of gain of associate		—		—		—		—		—		—		—		—		—		1		—		1
Income before income taxes		3,250,932		1,802,136		1,822,082		2,404,831		965,731		208,469		535,378		641,154		11,630,712		9,539,802		(8,894,827)		12,275,686
Income taxes expense		(880,041)		(239,072)		(465,912)		(666,378)		(250,796)		(22,788)		(128,533)		(96,269)		(2,749,790)		(340,422)		—		(3,090,212)
Total assets		16,826,328		9,563,875		7,153,347		6,783,783		2,302,148		1,959,100		1,845,542		6,345,646		52,779,768		51,005,570		(43,279,997)		60,505,341
Total liabilities		11,965,643		6,636,931		4,310,601		4,975,334		2,296,333		1,138,199		1,161,069		2,325,171		34,809,282		28,813,097		(22,945,082)		40,677,296
Investments in associates		—		—		—		—		—		—		—		—		—		118		—		118
Net cash flows provided by operations activities		3,525,596		2,519,921		1,414,508		1,968,907		1,397,299		336,156		503,619		1,256,571		12,922,577		140,039		(542,910)		12,519,706
Net cash flow used in investing activities		(3,677,863)		(1,416,545)		(1,579,955)		(780,692)		(204,113)		(128,091)		(138,418)		(642,938)		(8,568,615)		9,595,410		(9,509,178)		(8,482,383)
Net cash flow used in financing activities		(247,553)		(1,325,895)		228,762		(1,691,110)		(942,312)		(174,446)		(512,372)		(393,571)		(5,058,497)		(9,376,383)		9,509,178		(4,925,702)
Additions to non-current as assets		11,473,157		6,111,134		4,035,010		4,151,889		5,372,864		1,079,844		1,051,394		3,421,157		36,696,450		1,194,247		—		37,890,697

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

- Geographic information – All subsidiaries of the Company operate in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Segment revenue has been based on the geographic location of the customers and non-current segment assets were based on the location of the assets. Montego Bay and Kingston airports corresponds to the Region of Jamaica with geographic revenue of Ps.1,696,338, Ps.2,201,495 and Ps.3,653,334 during the years ended December 31, 2020, 2021 and 2022 respectively and non-current assets of Ps.5,864,748, Ps.5,973,780 and Ps.5,417,519 as of December 31, 2020, 2021 and 2022 respectively. Geographic revenue from customers located in Mexico amounted to Ps.10,170,035, Ps.16,813,441 and Ps.23,727,042 for the years ended December 31, 2020, 2021 and 2022 and non-current assets physically located in Mexico totaled Ps.37,554,817, Ps.30,687,386 and Ps.32,473,178 as of December 31, 2020, 2021 and 2022 respectively. There are no revenues generated from and no non-current assets located in Spain.

- Major Customers – The Company has no dependence on a particular customer, as 50.0%, 52.5% and 52.8% of the total revenues for 2020, 2021 and 2022, respectively, corresponds to the passenger charges that are paid by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than 10% of the consolidated revenues.

- Major suppliers – The Company has no dependence on a specific supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

29.
Foreign currency transactions
a.
Transactions denominated in foreign currency for the years ended December 31, 2020, 2021 and 2022 were as follows:

	2020	2021	2022
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	98,668	156,021	233,910
Revenues for recovery expenses	701	854	1,232
Technical assistance fees	6,108	6,190	7,687
Other expenses (1)	83,710	80,007	116,663

(1)
Includes interest for the years ended December 31, 2020, 2021 and 2022 by USD$7.7 million, USD$7.5 million and USD$8.8 million, respectively.

b.
The exchange rates in effect on the dates of the consolidated financial statements and it’s issuance date were as follows:

	December 31,						Feb 20,
	2020		2021		2022		2023
Mexican pesos per one U.S. dollar (Note 3.p)	Ps.	19.9487	Ps.	20.5835	Ps.	19.3615	Ps.	18.5497

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

Transactions with AMP, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2020		2021		2022
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	289,154	Ps.	526,220	Ps.	756,648

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in Mexico in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, with the approval of the stockholders, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. Only the Stockholders’ Meeting has the authority to decide the non-renewal or deny the renewal of the agreement. If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series B shares other than AMP or any party related to AMP, according to the definition of the participation agreement signed on August

25, 1999 among the SICT, GAP in Mexico, its strategic partner and the Stockholders of the strategic partner. On August 25, 2014, the initial term was renewed for five additional years.

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

The balance as of December 31, 2020, 2021 and 2022 was as follows::

	2020		2021		2022
AMP, entity with significant influence:
Accounts payable	Ps.	157,003	Ps.	394,208	Ps.	621,722

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

b.
Accounts receivable with other related parties that are in the consolidated statement of financial position as of December 31, 2020, 2021 and 2022, are integrated as follows:

	2020		2021		2022
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	1,698	Ps.	—	Ps.	2
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	5,955	Ps.	6,473	Ps.	—
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	549	Ps.	808	Ps.	—

c.
Transactions with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
Commercial revenues:
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,313	Ps.	1,387	Ps.	1,631
Promotora Cabo Real, S.A. de C.V. (Shareholder)	Ps.	14,291	Ps.	—	Ps.	—
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	5,524	Ps.	7,669	Ps.	10,985
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	24,093	Ps.	25,128	Ps.	38,259
Beer Factory de México, S.A. de C.V. (Independent director)	Ps.	1,389	Ps.	—	Ps.	—
Operadora y Administradora de Restaurantes Gigante, S.A. de C.V. (Independent director)	Ps.	1,004	Ps.	—	Ps.	—
Diseños Pantera, S.A. de C.V. (Shareholder)	Ps.	62	Ps.	—	Ps.	—
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	—	Ps.	35

	2020		2021		2022
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	—	Ps.	8,711	Ps.	—

d.
The total short term employees benefits paid to key management personnel or directors, for the years ended December 31, 2020, 2021 and 2022 were as follows:

	2020		2021		2022
Management - short term	Ps.	39,435	Ps.	59,987	Ps.	70,699
Independent directors (7)	Ps.	9,216	Ps.	6,511	Ps.	7,856

31.
Leases

The Company leases space for its corporate offices under renewed operating lease agreements for a term of three and five years, counted as of June 2021 and March 2022, and will end in September 2026. The monthly rent to pay was Ps.1,435. Base rent is subject to increases in accordance with the INPC and the CPI.

The expense in pesos for income amounted was Ps.12,250, Ps.12,641 and Ps.17,057, for December 31, 2020, 2021 and 2022, respectively.

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

– Leases as lessor

a)
The Company receives payments from the leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such non-cancelable in Mexico leases is as follows:

	2020		2021		2022
Less than one year	Ps.	1,368,927	Ps.	1,320,582	Ps.	1,478,921
One to two years		1,109,585		914,749		902,437
Two to three years		768,681		594,693		526,668
Three to four years		390,332		368,601		138,238
Four to five years		105,303		58,594		57,803
More than five years		70,242		53,271		56,108
	Ps.	3,813,070	Ps.	3,310,490	Ps.	3,160,175

b)
Future minimum rental payments under non-cancelable leases in MBJA and PACKAL are as shown in the following table (in thousands of USD Dollars):

	2020		2021		2022
Less than one year	USD$	9,491	USD$	9,979	USD$	11,451
One to two years		5,514		8,029		10,129
Two to three years		4,267		7,394		9,341
Three to four years		3,686		7,253		9,044
Four to five years		3,548		6,514		6,021
More than five years		3,781		990		6,248
	USD$	30,287	USD$	40,159	USD$	52,234

During the years ended December 31, 2020, 2021 and 2022, the Company recognized income from leasing activities of Ps.1,748,493, Ps.2,804,718 and Ps.3,857,886, as part of the unregulated revenues in the consolidated statements of profit or loss and other comprehensive income.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2020, 2021 and 2022 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 20.

32.
New accounting standards not yet in effect

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Standard	Effective as of
IFRS 17– Insurance Contracts 1	January 1, 2023
Amendments IAS 1	January 1, 2023
Amendments IAS 1 and IFRS 2	January 1, 2023
Amendments IAS 8	January 1, 2023
Amendments IAS 12	January 1, 2023

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

The Company's management does not anticipate that the application of the Standard in the future will have a material impact on the Company's consolidated financial statements.

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

The Company´s management anticipate that the application of these amendments will not have a material impact on the Company consolidated financial statements in future periods should such transactions arise.

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

The Company´s management anticipate that the application of these amendments will not have a material impact on the Company consolidated financial statements in future periods should such transactions arise.

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

The amendments are effective for annual periods beginning on or after January 1, 2023, with the option of early application.

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

The Company´s management anticipate that the application of these amendments will not have a material impact on the Company consolidated financial statements in future periods should such transactions arise.

33.
Subsequent events

a.
On January 10, 2023, the Company signed a simple loan with Citibanamex for Ps.1,000,000, for a period of 18 months an interest rate 28 days TIIE plus 30 basis points, the payment will be at maturity, the resources were used to finance capital investments.

b.
On March 27, 2023, the Company issued 54.0 million long-term debt securities for a total of Ps.5,400,000 which are unsecured and payment of principal at maturity, under the modality of communicating vessels: i) GAP 23L for Ps.1,120,000 at a variable rate of TIIE-28 plus 22 basis points, payment of the principal on March 23, 2026 and ii) GAP 23-2L for Ps.4,280,000 that will pay interest every 182 days at a fixed annual rate of 9.65%, payment of the principal on March 18, 2030. The resource of this issuance will be allocated for the Ps.602,000 maturity payment of the GAP 20-2 debt securities and to fulfill our committed investments and commercial in Mexico for 2023.

The accompanying consolidated financial statements were authorized for issuance in the Company´s annual report on Form 20-F, by the Chief Executive Officer and the Chief Financial Officer of Grupo Aeroportuario del Pacífico S.A.B. de C.V. on April 13, 2023, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

34.
Authorization to issue the consolidated financial statements

On February 20, 2023 the issuance of these consolidated financial statements was authorized by Lic. Raúl Revuelta Musalem, Chief Executive Officer, and by Lic. Saúl Villarreal García, Chief Financial Officer. Consequently, these consolidated financial statements do not reflect events after this date and are subject to approval at the Ordinary General Stockholders’ Meeting, where they may be modified based on provision set forth by the Mexican General Corporate Law.

* * * * * *