Form 20-F
period 2023-12-31
Pacific Airport Group
filed 2024-04-29
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Title of each class:	Number of Shares
Series B Shares	429,485,845
Series BB Shares	75,791,619

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL AND OTHER DATA

The following tables contain selected financial and other data for each of the periods indicated. This data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements referred to in Item 18 hereof and included elsewhere in this document, including the notes to them. Our audited consolidated financial statements are prepared following International Financial Reporting Standards, issued by the International Accounting Standards Board (IFRS).

References in this annual report on Form 20-F to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this annual report on Form 20-F to “pesos,” “Mexican pesos” or “Ps.” are to Mexico's lawful currency. References in this annual report on Form 20-F to “Jamaican dollars” or “J$” are to Jamaica’s lawful currency. We publish our audited consolidated financial statements in Mexican pesos.

This annual report on Form 20-F contains translations of specific peso amounts into U.S. dollars at specified rates solely for readers' convenience. These translations are for convenience only and should not be construed as representations that the peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.16.8998 to U.S.$1.00, the noon buying rate for pesos on December 31, 2023, as published by the U.S. Federal Reserve Board. On April 19, 2024, the exchange rate published by the U.S. Federal Reserve Board was Ps.17.2062 to U.S.$1.00.

This annual report on Form 20-F contains references to “workload units,” which measure an airport’s passenger traffic volume and cargo volume. A workload unit equals a terminal passenger or 100 kilograms (220 pounds) of cargo. When we refer to “terminal passengers,” we mean the sum of all arriving and departing passengers on commercial and general aviation flights, other than transit passengers. “Transit passengers” are those who are typically not required to change aircraft while on a multiple-stop itinerary and who typically do not disembark from their aircraft to enter the terminal building. When we allude to “total passengers,” we include terminal passengers and transit passengers. When we refer to “commercial aviation passengers,” we include terminal and transit passengers, excluding general aviation passengers, such as those on private, non-commercial aircraft. This annual report on Form 20-F contains references to “air traffic movements,” which represent all aircraft arrivals and departures at an airport.

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

Consequently, changes in total revenues, total operating costs, operating margin, total revenues per terminal passenger, and other ratios included in this annual report, as well as other ratios potentially useful to investors, may not be comparable between periods. In such instances, we have included a parenthetical notation with comparable amounts or measures. Nominal results for amounts used in calculating certain margins, such as income from operations, are not affected by the adoption of IFRIC 12 and are therefore comparable. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

On October 10, 2019, our Jamaican subsidiary, PAC Kingston Airport Limited (“PACKAL”), took over the operation, management, and administration of Norman Manley International Airport (“NMIA”) in Kingston, Jamaica. This was done under a concession agreement signed with the Jamaican Government on October 10, 2018. Our consolidated financial and operating data for the fiscal year ended December 31, 2019, includes PACKAL’s financial and operating data from October 10, 2019. However, it is important to note that financial and operating data for the fiscal year ending December 31, 2019, may not be directly comparable with data from other fiscal years. PACKAL uses the U.S. dollar as its functional currency, and its financial statements are prepared following IFRS.

		As of and for the year ended December 31,
	2019 (1)		2020		2021		2022		2023		2023
		(thousands of pesos, except per share and per ADS data)									(thousands of U.S. dollars; except per share and per ADS data) (2)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services (3)	Ps.	10,547,720	Ps.	7,225,742	Ps.	11,983,954	Ps.	17,336,734	Ps.	19,267,395	U.S.$	1,140,096
Non-aeronautical services (4)		3,771,500		2,448,053		3,662,441		5,197,238		6,165,429		364,823
Improvements to concession assets (5)		1,906,801		2,192,578		3,368,511		4,846,404		7,791,320		461,030
Total revenues		16,226,021		11,866,373		19,014,906		27,380,376		33,224,144		1,965,949
Operating costs:
Employee cost (6)		877,068		970,481		1,115,750		1,373,264		1,724,461		102,040
Maintenance (6)		578,510		426,523		546,548		730,568		728,618		43,114
Safety, security and insurance (6)		428,208		458,316		510,440		577,122		691,155		40,897
Utilities (6)		380,370		355,562		391,836		474,032		485,265		28,714
Expected credit loss of the year (6)		5,299		86,596		15,487		41,444		29,395		1,739
Other operation expenses (6)		475,409		371,229		409,570		584,624		721,175		42,674
Technical assistance fees (7)		461,549		289,154		526,220		756,648		851,320		50,375
Concession taxes (8)		1,318,220		908,310		1,231,044		1,895,182		2,532,896		149,877
Depreciation and amortization:
Depreciation (9)		446,517		495,292		546,128		728,860		851,577		50,390
Amortization (10)		1,329,620		1,505,069		1,504,411		1,584,461		1,694,125		100,245
Total depreciation and amortization		1,776,137		2,000,361		2,050,539		2,313,321		2,545,702		150,635
Other (income) expense - net		1,212		(12,726)		(8,232)		(26,428)		(15,876)		(939)
Cost of improvements to concession assets (5)		1,906,801		2,192,578		3,368,511		4,846,404		7,791,320		461,030
Total operating costs		8,208,783		8,046,384		10,157,713		13,566,181		18,085,431		1,070,157
Income from operations		8,017,238		3,819,989		8,857,193		13,814,195		15,138,713		895,792
Finance cost - net		(671,132)		(1,434,222)		(1,027,930)		(1,538,509)		(2,377,023)		(140,654)
Share of profit (loss) of associates		79		3		-		-
Income before income taxes		7,346,185		2,385,770		7,829,263		12,275,686		12,761,690		755,138
Income tax expense		1,891,443		467,067		1,785,546		3,090,212		3,072,090		181,783
Net profit for the year		5,454,742		1,918,703		6,043,717		9,185,474		9,689,600		573,356
Other comprehensive income
Exchange differences on translating foreign operations		(269,440)		580,308		30,810		(488,316)		(893,709)		(52,883)
Remeasurements of employee benefit – net of income taxes		(1,404)		(16,658)		15,263		8,802		(15,932)		(943)
Cash flow hedges, effective portion of changes in fair value, net of income tax		(172,094)		(299,013)		500,765		100,966		(69,905)		(4,136)
Total comprehensive income for the year		5,011,804		2,183,340		6,590,555		8,806,926		8,710,054		515,394
Profit for the year attributable to:
Controlling interest		5,360,152		1,968,856		5,997,492		9,013,147		9,542,912		564,676
Non-controlling interest		94,590		(50,153)		46,225		172,327		146,688		8,680
Profit for the year		5,454,742		1,918,703		6,043,717		9,185,474		9,689,600		573,356
Total comprehensive income for the year
Controlling interest		4,937,027		2,164,639		6,510,307		8,664,216		8,641,234		511,322
Non-controlling interest		74,777		18,701		80,248		142,710		68,820		4,072
Total comprehensive income for the year		5,011,804		2,183,340		6,590,555		8,806,926		8,710,054		515,394
Basic and diluted earnings per share (11)	Ps.	10.1986	Ps.	3.7461	Ps.	11.5476	Ps.	17.7294	Ps.	18.8864	U.S.$	1.1176
Dividends per share (12)	Ps.	8.42	Ps.	0.0000	Ps.	0.0000	Ps.	14.4000	Ps.	14.8400	U.S.$	0.8781
Basic and diluted earnings per ADS (11)	Ps.	101.9863	Ps.	37.4610	Ps.	115.4760	Ps.	177.2940	Ps.	188.8648	U.S.$	11.1756
Dividends per ADS (12)	Ps.	84.2000	Ps.	0.0000	Ps.	0.0000	Ps.	144.0000	Ps.	148.4000	U.S.$	8.7812
Other operating data:
Total terminal passengers (thousands of passengers) (13)		48,709		27,328		43,027		56,481		63,464		63,464
Total air traffic movements (thousands of movements)		557		399		531		610		623		623
Total revenues per terminal passenger (14)	Ps.	333	Ps.	434	Ps.	442	Ps.	485	Ps.	524	U.S.$	30.98
Aeronautical and non-aeronautical services per terminal passenger	Ps.	294	Ps.	354	Ps.	364	Ps.	399	Ps.	401	U.S.$	23.71
Statement of financial position data:
Cash and cash equivalents	Ps.	7,500,193	Ps.	14,444,549	Ps.	13,332,877	Ps.	12,371,464	Ps.	10,055,211	U.S.$	594,990
Total current assets		9,367,484		16,846,109		16,397,575		15,511,780		13,709,402		811,217
Airport concessions, net		10,821,596		10,649,220		10,328,521		9,668,698		8,778,988		519,473
Rights to use airport facilities, net		873,598		816,898		1,208,406		1,135,009		1,461,098		86,457
Total assets		41,577,804		51,361,173		55,323,085		60,505,341		67,444,859		3,990,867
Current liabilities		4,676,566		5,262,675		9,362,958		6,919,970		12,085,579		715,131
Total liabilities		20,908,361		28,508,390		34,894,485		40,677,296		46,500,212		2,751,524
Total equity attributable to controlling interest		19,628,172		21,792,811		19,288,380		18,638,866		19,781,783		1,170,534
Common stock		6,185,082		6,185,082		170,381		8,197,536		8,197,536		485,067
Non-controlling interest		1,041,271		1,059,972		1,140,220		1,189,179		1,162,864		68,809
Statement of cash flows data:
Net cash flows provided by operating activities	Ps.	8,164,057	Ps.	3,566,567	Ps.	11,095,446	Ps.	12,519,706	Ps.	13,934,854	U.S.$	824,557
Net cash flows used in investing activities		(2,586,095)		(3,217,691)		(4,969,308)		(8,482,383)		(11,092,156)		(656,348)
Net cash flows (used in) provided by financing activities		(4,231,529)		6,288,427		(7,351,525)		(4,925,702)		(4,789,761)		(283,421)
Effects of exchange rate changes on cash held:		2,303		307,053		113,715		(73,034)		(369,190)		(21,846)
Increase (decrease) in cash and cash equivalents		1,348,736		6,944,356		(1,111,672)		(961,413)		(2,316,253)		(137,058)

(1)
Includes information for Kingston airport for the period from October 10 to December 31, 2019.
(2)
Translated into U.S. dollars at the rate of Ps.16.8998 per U.S.$1.00, the noon buying rate on December 31, 2023, as published by the U.S. Federal Reserve Board. The U.S. dollar information should not be construed to imply that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rate or at any other rate. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars). Operating data are expressed in the units indicated.
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
(4)
Revenues from non-aeronautical services consist of revenues not subject to regulation under our maximum rates, which are primarily revenues from leasing commercial space to tenants, advertisers, certain ground transportation providers and other miscellaneous sources of revenues, as well as revenues derived from business lines operated directly by us, which include car parking charges, advertising, VIP lounges and convenience stores. Pursuant to our operating concessions and the Mexican Airport Law (Ley de Aeropuertos) and the regulations thereunder, car parking services are currently regulated under the Mexican Airport Law but are excluded from regulated services under our maximum rates, although the Ministry of Infrastructure, Communication and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes), or “SICT,” could decide to regulate such rates.
(5)
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
(6)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for expected credit loss and other operating cost.
(7)
We pay Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., or “AMP,” a technical assistance fee under the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 hereof.
(8)
Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government under the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets pursuant to the terms of its concession. The concession tax is currently 5.0% of each concession holder’s gross annual revenues (excluding revenues from improvements to concession assets and the recovery of costs), and 9.0% starting from January 1st, 2024. Gross annual revenue from the concession tax at Montego Bay Airport (excluding revenues from improvements to concession assets and the recovery of costs) was 29.5%, 20.6%, 12.0%, 12.7%, and 27.9%, during 2019, 2020, 2021, 2022, and 2023, respectively. Kingston airport's concession tax is of 62.01% of the gross annual aeronautical and commercial revenues. For more information, see “Item 5, Operating and Financial Review and prospects – Mexican Concession Tax and Jamaican Concession taxes.”
(9)
Reflects depreciation of machinery, equipment, and improvements to leased buildings.
(10)
Reflects amortization of concessions, improvements to concession assets, rights to use airport facilities, recovered long-term leases and parking lots.
(11)
Based on a weighted average of 525,575,547, 525,575,547, 519,372,684, 508,371,309 and 505,277,464 common shares outstanding (excluding treasury shares) for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.
(12)
Dollar amounts per share were U.S.$0.4464 in 2019, U.S.$0.1883 in 2020, U.S.$ 0.5629 in 2021, U.S.$0.9093 in 2022 and U.S.$1.1176 in 2023. Per ADS were U.S.$4.4642 in 2019, U.S.$1.8832 in 2020, U.S.$ 5.6291 in 2021, U.S.$9.0939 in 2022 and U.S.$11.1755 in 2023. Per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).
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

Risks Related to Our Operations

•
Developments related to the outbreak of COVID-19 have had and may have, a material adverse impact on our financial condition or results of operations.
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
•
Changes to reference rates could have an adverse affect on our business, results of operations and financial condition
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
•
Increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks

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
•
Priority in the case of bankruptcy.
•
The Company’s bylaws can discourage acquisitions and depress the market for our shares.
•
As a result of the volatility of the Mexican stock market, the market price of shares may experience extreme fluctuations in price and trading volume.

Risks Related to Our Operations

Developments related to the outbreak of COVID-19 have had and may have, a material adverse impact on our financial condition or results of operations.

The COVID-19 outbreak and the measures taken by governments and private parties to contain or mitigate it, have had and may have, adverse consequences for the global economy, including materially reducing demand for, and availability of, worldwide air travel and therefore has had and may have, a material adverse effect on our business and results of operations. Those measures, some of which may be reinstated in the future, included travel restrictions, lockdowns, quarantines and health-related curfews, suspension of non-essential activities, travel advisories issued by governments discouraging air travel to certain destinations, work from home policies and other policies dissuading or restricting air travel for employees in the private and public sectors, cancellation of or restrictions in the number of attendees to business and entertainment events, which in turn, resulted in flight cancellations and a marked decline in passenger demand for air travel, domestically and worldwide.

For purposes of the measures taken to contain the COVID-19 outbreak, airports were considered essential, and our airports remained operational. Nonetheless, the COVID-19 pandemic had a material impact on our business and results of operations. From April through December 2020, we experienced a decrease in passenger traffic (a 53.4% decrease as compared to passenger traffic for the same period the previous year), among other adverse effects of the COVID-19 pandemic. We also had to incur additional operating expenses and significant investments related to revised regulatory procedures in order to preserve the health of passengers and the airport community. These expenses could not be recovered through our maximum tariffs, as a result of this pandemic. In 2021 and 2022, we spent a total of Ps.5.2 million and Ps.1.1 million respectively on expenses and donations towards measures against the pandemic. We did not incur any expenses or make donations towards measures against the pandemic in 2023.

During 2021, 2022, and 2023 the passenger traffic improved significantly, with an increase 30.3% in 2023 as compared to 2019.

However, the full extent of the impact of COVID-19 on our operational and financial performance will depend on future developments that are outside our control, highly uncertain and hard to predict, including the recurrence of the pandemic or the introduction and spread of new variants of the virus that may be resistant to currently approved vaccines and any additional travel warnings and restrictions. Travel restrictions or operational issues resulting from any such development could have a material adverse effect on our business and results of operations. We are also not able to predict whether COVID-19 will result in permanent changes to the frequency and pattern of our domestic and international passenger traffic, with such changes including but not limited to a permanent reduction in business travel as a result of increased usage of "virtual" and "teleconferencing" products and more broadly a general reluctance to travel by consumers, each of which could have a material adverse impact on our business, financial condition, or results of operations.

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

Our revenues are highly dependent on passenger and cargo traffic volumes and air traffic levels, which depend in part on factors beyond our control.

Our revenues are closely linked to passenger and cargo traffic, as well as the number of air traffic movements in our airports. These factors directly determine our revenues from aeronautical services, and indirectly determine our revenues from non-aeronautical services. Our primary source of aeronautical service revenues comes from passenger charges. These charges are payable for each passenger departing from the airport terminals we operate (except certain exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Aeronautical Services – Passenger Charges”) and are collected by the airlines and paid to us. In 2021, 2022, and 2023, passenger charges represented 52.5%, 52.8%, and 48.3%, respectively, of our total revenues, in those same years, passenger charges represented 63.8%, 64.9%, and 63.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

Our business may be affected by a global economic and financial crisis. Such a crisis can cause a lack of liquidity and high volatility in the international credit and financial markets, leading to increased commercial and consumer delinquencies, lack of consumer confidence, decreased market valuations, high financial risk premiums, and a widespread reduction of business activity. These conditions may also limit the availability of credit and increase financial costs for companies around the world, including companies in Mexico, Jamaica, and the United States. Such a recession could significantly affect our ability to access credit to finance our future plans, adversely affecting our business.

Competition from other tourist destinations could adversely affect our business.

One of the most critical factors that affects our operations and business results is the number of passengers who use our airports. However, this number can vary due to factors beyond our control, such as the level of tourism in Mexico and Jamaica, particularly our international airports at Los Cabos, Puerto Vallarta, and Montego Bay. Our passenger traffic volume may also be negatively impacted by the attractiveness, affordability, and accessibility of competing tourist destinations in Mexico (such as Acapulco and Cancun), as well as in other places like Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, and other Caribbean islands or destinations in Central America. The perception of travelers regarding the safety, political, and social stability of Mexico and Jamaica also plays a role in the attractiveness of the destinations we serve. Therefore, there is no guarantee that tourism levels and the number of passengers using our airports will remain the same or exceed current levels. A decrease in tourism to the destinations served by our airports could directly and indirectly impact on our aeronautical and non-aeronautical service revenues.

Adverse economic developments in Mexico could reduce domestic passenger traffic at our airports, adversely affecting our business and operations results.

Although a significant portion of our revenues is derived from international tourism, domestic passengers have represented two-thirds of the passenger traffic volume at our Mexican airports for the last three years. Aside from our operation of the Kingston and Montego Bay airport concessions in Jamaica and the operation of Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”), in Spain, all our assets are located, and all our operations are conducted, in Mexico. Since our revenues are mainly dependent on the level of passenger traffic at our airports, any decline in domestic traffic could have an adverse effect on our business, prospects, financial conditions, and results of operations. Therefore, an increase in inflation or interest rates or any negative impact on the Mexican economy could materially and adversely affect our financial condition and results of operations. This is because, among other things, the domestic demand for transportation services may decrease. For additional information on the potential impact of adverse economic developments in Mexico, please refer to “– Risks Related to Mexico – Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations” and “Item 5, Recent Developments – Developments related to the outbreak of COVID-19 have had and may have, a material adverse impact on our financial conditions or results of operations.”

Our business is susceptible to economic conditions and other developments in the United States.

Our business is susceptible to trends relating to leisure travel, consumer spending and international tourism in the United States. In 2021, 2022, and 2023, 97.5%, 91.9%, and 88.9%, respectively, of the international terminal passengers served by our Mexican airports arrived or departed on flights originating in or departing to the United States and 83.6%, 72.6%, and 72.5%, respectively, of the passengers served by our Jamaican airports arrived or departed on flights originating in or departing to the United States.

Thus, our business is highly dependent on the condition of the U.S. economy. Events affecting the U.S. economy may adversely affect our business, results of operations and financial condition. U.S. gross domestic product (“GDP”) increased 5.7% in 2021, rose 2.1% in 2022, and 2.5% in 2023, according to the U.S. Bureau of Economic Analysis.

Decisions taken by the U.S. administration, and any changes in the economic, political, and social conditions in the United States could impact the Mexican economy, including reductions in the levels of remittances, decreased commercial activity between the two countries, and a slowdown in direct foreign investment in Mexico. This in turn, could affect our business and the results of operations. The U.S. presidential elections are scheduled to be held in November 2024 and a new administration may introduce regulatory, economic, and policy changes with significant implications for our airports. Shifts in U.S. foreign policy, border security measures, and trade agreements resulting from the election outcome can affect cross-border travel, airline operations, and consequently, airport traffic and revenues in Mexico introduce regulatory, economic, and policy changes with significant implications for our airports. If any of these scenarios occur, they could adversely affect our business and our overall operations.

Other trends and developments in the United States may also adversely impact the frequency and pattern of our international passenger traffic. This may adversely affect our business, financial condition, or results of operations. For example, any development that could make travel to and from the United States less attractive to our passengers, including any tax reforms and changes to economic policies that could create tension between the Mexican and U.S. governments or reduce economic activity between Mexico and the United States, could negatively affect the level of passenger traffic at our airports and could harm our business and our results of operations.

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico.

The U.S. immigration and border policy changes could negatively impact passenger traffic to and from Mexico. Much attention is paid to immigration reform and border policies, mainly related to Mexico, in the U.S. government and public arena. If revised federal immigration legislation is passed, it may contain provisions that make it challenging for Mexican citizens to travel between the United States and Mexico. Our Tijuana airport is linked to the U.S. border through the Cross-Border Express (CBX), an international bridge that enables passengers to cross directly into the United States. As a result, the CBX has been a significant factor in boosting passenger traffic at our Tijuana airport since its opening in December 2015 by reducing connection and waiting times at both the San Isidro and Otay Mesa border crossings and facilitating transfers between the United States and Mexico for travelers holding a boarding pass to all flights departing from or arriving to Tijuana. Any changes to U.S. laws and policies that impact the CBX operation might negatively impact passenger traffic at the Tijuana airport. This could harm our business and our operation results. Additionally, changes in immigration and border legislation could result in uncertain economic conditions in Mexico, which could negatively affect leisure travel to and from Mexico. Such restrictions might have a significant negative impact on our passenger traffic results.

Levels of passenger and cargo traffic volumes and air traffic at our airports are highly sensitive to the impact on airlines of international petroleum prices and access to credit.

Our revenues depend on the volume of passenger and cargo traffic and air traffic movements at our airports, which is determined by the operating levels of airlines. Airlines’ costs are highly sensitive to the price of petroleum, supplies, and their access to credit to finance their operations. In addition, aircraft lease agreements constitute a significant cost for airlines using our airports and may be subject to increases, leading to higher ticket prices and decreased flight frequencies, negatively impacting passenger and cargo traffic volumes.

Fuel prices are highly volatile and may fluctuate due to, among other things, reduced or increased petroleum output, market forces, international hostilities, and terrorist attacks. International petroleum prices have experienced significant volatility in the recent past. For example, European Brent crude oil spot prices increased from U.S.$51.22 per barrel on December 31, 2020, to U.S.$77.69 per barrel on December 31, 2023. This was largely as a result of concerns over potential supply disruptions in connection with the current conflict between Russia and Ukraine. The outcome of the conflict between Russia and Ukraine and the impact that it may continue to have on fuel prices is uncertain. High fuel prices result in increased airline costs, financial difficulties, and bankruptcies, which may lead to higher ticket prices, flight cancellations, a decrease in flight frequency, and a decrease in demand for air travel, further reducing passenger and cargo traffic at our airports.

Most airlines also depend on reliable access to credit at affordable interest rates to finance their fleet of aircraft and make other significant investments. Global economic uncertainties, including current rising interest rates, could adversely affect our ability access to credit. During the 2008-2009 global recession and financial crisis, high-interest rates and disruptions in the international debt markets harmed airlines’ ability to operate their fleets, forcing them to raise ticket prices, cancel routes, decrease flight frequency, and forego scheduled investments. Such reductions in airline operations may lead to lower passenger and cargo traffic volumes at our airports, which may harm our operation results.

For more information on which of our major airline customers have recently reduced or canceled operations at our airports, please see “The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues”

Our business is highly dependent upon revenues from five airports and could be adversely impacted by any condition affecting those airports.

In 2023, approximately 81.1% of aeronautical and non-aeronautical revenues was generated at five of our fourteen airports. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2023:

Airport	December 31, 2023
Guadalajara	26.1%
Los Cabos	17.0%
Tijuana	14.6%
Puerto Vallarta	12.6%
Montego Bay	10.8%
Eight other Mexican airports (combined) and Kingston	18.9%
Total revenues	100.0%

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

International events, such as acts of terrorism, wars, other armed conflicts, and public health crises could negatively affect the frequency and pattern of air travel worldwide. For instance, the current increase in geopolitical tensions and hostilities in connection with the ongoing conflict in the Middle East, as well as the conflict between Russia and Ukraine and the related trade and monetary sanctions, have affected, and could significantly affect, worldwide oil prices and demand, cause turmoil in the global financial system and negatively impact air travel, as well as, supply chain and raw materials worldwide could be impacted.

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

Cyberattacks and their impact on our networks and systems, including the insertion of viruses, malware, faulty software, equipment outages and other interruptions in or unauthorized access to company systems, have increased in frequency, extent, and potency in recent years.

We consistently manage cybersecurity risks through a holistic approach, regularly evaluating our weaknesses, maintaining security software, and employ countermeasures to prevent breaches to our data and systems, and regularly review these preventive measures to avoid cyberattacks and other interruptions to our business. For example, our information systems are protected from exogenous events with backup systems, including physical and software safeguards, such as malware protection, intrusion detection and prevention systems, vulnerability assessment and penetration testing, inventory of authorized and unauthorized software and hardware, as well as a security awareness program. In addition, we have implemented unified threat management and access control in all our airport’s network. We use the “CyberArk” software to monitor the access and activity of all our privileged accounts and “Trend Micro Smart Protection Suites” to improve the security of our servers. Our strategy involves leveraging eXtended Detection and Response (XDR) technologies and Artificial Intelligence (AI) to strengthen our defense mechanisms against ever-evolving cyber threats.

Nevertheless, the preventive actions and technologies that we employ to reduce the risk of experiencing a cyber-attack and to protect our network and information could be inadequate to stop a cyberattack in the future, which could hinder our ability to protect the privacy of our clients and business and cause the unauthorized distribution of valuable financial information and confidential data relating to our clients and business. Any disruption, failure, or security breach of our information technology infrastructure, including our back-up systems, could have a negative impact on our operations. The costs associated with a possible cyberattack on our systems include increased expenses associated with reinforcing cyber-security measures, loss of business due to the interruption of services, litigation, and damage to our reputation. Such outcomes could cause significant losses or decreases in the price of our shares. The potential losses related to cyberattacks and disruptions of our network could also surpass our insurance coverage.

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

Our ability to increase our commercial revenues is significantly dependent, among other factors, on increasing passenger traffic at our airports. In addition, we need to continue remodeling, expanding, and modernizing the commercial areas we operate within our airports and the introduction of new business lines. Further, we are in the process of expanding the amount and types of business lines that we operate directly within our airports. Revenues from business lines operated directly by us represented 23.1%, 26.0% and 29.0% of non-aeronautical revenues in 2021, 2022, and 2023, respectively (5.4%, 6.0%, and 7.0% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2021, 2022, and 2023, respectively).

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

As of December 31, 2023, our outstanding consolidated debt was Ps.40.6 billion (approximately U.S.$2.4 billion). This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise and maintain any such financing. It may also impair our ability to take advantage of significant business opportunities that may arise. As a result of this debt, we may also be more vulnerable to general adverse economic, industry or competitive conditions. We cannot assure you that our business will generate cash in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. This may adversely affect our overall performance. We may need to refinance all or a portion of our debt on or before maturity. However, we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Changes to reference rates could have an adverse effect on our business, results of operations and financial condition.

The London Interbank Offered Rate (LIBOR) was phased-out as a reference rate in June 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, chose the Secured Overnight Financing Rate (SOFR), and specifically Term SOFR, as the recommended risk-free reference rate for the U.S. (calculated based on repurchase agreements backed by treasury securities). Prior to the discontinuation of LIBOR, we amended substantially all of our LIBOR-based financing arrangements to transition them to successor rates, primarily Term SOFR. We cannot predict the extent to which Term SOFR will gain widespread acceptance as a replacement for LIBOR, the consequences of the replacement of LIBOR on financial markets generally or on our business, financial condition or results of operations specifically. Our transition to successor rates could cause the amount of interest payable on our long-term debt to be different or higher than expected.

Further, Banco de Mexico has established an updated reference rate called the Funding Equilibrium Interbank Interest Rate (the "TIIE"). This is due to the international transition to reference rates reflecting local market funding conditions. The TIIE at 91 days and 182 days maturities ceased to be used in contracts in December 2023, and it is expected that the TIIE at 28 days will cease to be used by December 2024. We only have contracts with TIIE at 28 days and we expect that we will have to modify such existing contracts to adjust the TIIE calculation methodology based on the revised TIIE.

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

If a change in relations with our labor force should occur, such a change could have an adverse impact on our operations results.

Although we maintain positive relations with our labor force, conflicts with our employees may arise, including with our unionized employees. As of December 31, 2023, our unionized employees accounted for 24.0% of our total employees in Mexico and 35.0% of our total employees in Jamaica. If such conflicts result in events such as strikes or other disruptions concerning our workforce, it could have a negative impact on our operations and results.

The loss of, or suspension of operations by, one or more of our key customers could result in the loss of a significant amount of our revenues.

Most of our revenues are driven by the operations of a few key airline customers. In 2023, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Aeroenlaces Nacionales, S.A. de C.V. (“VivaAerobus”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeromexico” a holding company that owns Aeroméxico and Aeroméxico Connect) and American Airlines, Inc. (“American Airlines”) transported a significant percentage of our passenger traffic. During 2023, the passenger charges collected by these four airlines accounted for 16.6%, 6.1%, 5.1% and 4.0%, respectively, of total revenues at our airports (21.6%, 7.9%, 6.7% and 5.2%, respectively, of the sum of aeronautical and non-aeronautical revenues generated at our airports in 2023).

The global airline industry has recently experienced and may continue to experience significant difficulties, marked by the filing for bankruptcy protection of several carriers. For instance, in June 2020, Aeromexico announced that it had filed for Chapter 11 bankruptcy due to the unprecedented challenges related to the COVID-19 pandemic. After 20 months, in March 2022, Aeromexico successfully completed its financial reorganization process. During 2021, 2022 and 2023, the passenger charges collected by Aeromexico accounted for 5.0%, 5.3%, and 4.0% of total revenues in our airports, respectively (6.0%, 6.4%, and 5.2% of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2021, 2022, and 2023, respectively).

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

Furthermore, passenger charges, which accounted for 52.5%, 52.8%, and 48.3% of our revenues in 2021, 2022, and 2023, respectively (63.8%, 64.1%, and 63.2%, respectively, when taking into account only the sum of aeronautical and non-aeronautical revenues), are collected, pursuant to passenger charges collection agreements, by airlines from passengers on our behalf and are later paid to us, depending on the airline, within no more than 60 days following the date of each flight. During 2021, 2022, and 2023, the average collection term for passenger charges was 62, 63, and 62 days, respectively. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Aeronautical Services – Passenger Charges – Passenger Charges in Mexico.” Consequently, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be an unsecured creditor with respect to any unpaid passenger charges, and we would not be assured of collecting the amounts invoiced to that airline for passenger charges despite cash deposits held in guarantee. Additionally, we could not be assured that we would recover the traffic they had stopped transporting. Both scenarios could negatively affect our cash flows from operations or our results of operations.

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

MBJA has contracts with 91.0% of the airlines that operate at Montego Bay airport for the collection of passenger charges on its behalf. The collection of passenger charges by the airlines is an express covenant under the current operating agreements signed by each airline operating at Montego Bay airport, whereby these airlines must pay MBJA for regulated passenger charges.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amount to approximately Ps.7.3 billion on December 31, 2023. The deferred tax assets are quantified based on currently enacted tax rates and accounting standards. They are subject to change because of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our Consolidated Statement of Profit or Loss. For instance, the Miscellaneous Fiscal Resolution for 2024 was published in the Official Gazette of the Federation on December 29, 2023, modifying certain articles which changed the right to amortize the concession assets during the concession period, as well as reducing the time to credit tax losses, which entered into force on January 1st, 2024, and will remain valid until December 31, 2024. For further information on deferred tax assets, refer to Note 12 to our audited consolidated financial statements. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Deferred Tax Assets.”

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

Under FAA regulations, because of this downgrade, Mexican airlines are not permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances; code-sharing arrangements between Mexican and U.S. airlines are also suspended; and operations by Mexican airlines flying to the United States are subject to greater FAA oversight. As of September 14, 2023, the FAA returned Mexico’s aviation safety rating to the highest level following more than two years of close work between the civil aviation authorities in both countries.

We cannot assure you that Mexico’s aviation safety rating will not be downgraded again in the future, which could result in an adverse impact on our business and results of operations. In 2021, 2022, and 2023, 32.4%, 35.2%, and 37.2%, respectively, of the passengers who traveled through our Mexican airports traveled on flights to or from the United States operated by Mexican airlines.

We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate.

Our aeronautical fees charged to airlines and passengers are regulated, like those of most airports in other countries. In 2021, 2022, and 2023, 63.0%, 63.3%, and 58.0%, respectively, of our total revenues were earned from aeronautical services (in 2021, 2022, and 2023, 76.6%, 76.9%, and 75.8%, respectively, of the sum of aeronautical and non-aeronautical revenues were earned from aeronautical services), which are subject to price regulation under our maximum rates in Mexico and under the maximum regulated charges in Jamaica. These regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects, and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or established by the Mexican government (as in the case of our Master Development Programs or our maximum rates, respectively) or the Jamaican government (as in the case of maximum regulated charges for MBJ and NMIA) for five-year terms. In the past the Mexican government has unilaterally amended the tariff base regulation prior to the termination of the five-year period and may do so again in the future. For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.” We cannot assure you that the amendment to the tariff base regulation of October 2023 and any other amendment to the tariff base regulation that the Mexican government may implement in the future will not have a material adverse impact on our business, results of operation and financial condition. Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations (such as the investment obligations under our Master Development Programs and Capital Development Programs or the obligation under our Mexican concessions and Jamaican concessions to provide a public service) or increase our maximum rates and regulated charges applicable under those regulations should the passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Although our maximum rates through 2024 have been set, we cannot predict what our Master Development Programs for the next five-year period from January 2025 to December 2029 will be. We also cannot provide assurance that regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master

Development Programs, the tariff base regulation, the maximum rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

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

Although the maximum regulated charges have been set for our Jamaican airports through December 2024, we cannot predict what maximum regulated charges the Jamaican government will establish for the next five-year period from January 2025 to December 2029. We also cannot provide assurance that regulatory agencies or the Jamaican legislature will not impose regulations adverse to our Jamaican airports’ operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority Acts, the maximum charges and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

Additionally, on May 3, 2023, the Mexican Civil Aviation Law and the Airports Law were amended. The amendments to such laws include, among others, the (i) reduction from three to two the number of final administrative sanctions applied by the aeronautical authority for non-compliance with the law or the concession title within a 10-year period, in order to update a cause of revocation of the concession, (ii) change in the administrative nature of AFAC from regulatory agency to decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications and Transportation; (iii) enhancement of the regulatory and supervisory capabilities of the AFAC over civil aviation matters (which was previously assigned to the Secretary of Infrastructure, Communications and Transportation), including in the issuance of technical and administrative regulations applicable to the regulatory framework; (iv) coordination of security regulations for purposes of restoring Mexico’s FAA safety rating to Category 1; and (v) establishment of the applicable sanctions for concessionaires not complying with flight schedules and timetables or any other requirements set forth in the bill. We cannot assure you that such changes will not affect our operations, results, and competitiveness in the Mexican market.

Likewise, the Mexican government could implement further significant changes in laws, policies and regulations, which could affect the economic and political situation in Mexico. On February 2, 2023, Mexico’s President issued a presidential decree pursuant to which all cargo and freight flights departing from the Mexico City International Airport would be relocated to depart from the AIFA airport. On July 7, 2023 the SICT published in the Official Gazette of the Federation that cargo airlines operating at the Mexico City International Airport had to move their operations to another terminal by September 1, 2023. While we do not believe that these legislative reforms will have a negative impact in the short term, we cannot predict how these regulatory changes will affect our business, financial condition, results of operations, cash flows, prospects, and/ or the market price of our ADSs.

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

Historically, we have set the prices we charge for aeronautical services at each Mexican airport. This was done to come as close as possible to the authorized maximum rate for that airport in any given year. We expect to continue to pursue this pricing strategy in the future. For example, in 2021, 2022, and 2023, our revenues subject to maximum rate regulation represented 93.8%, 96.1%, and 96.0%, respectively, of the amount we were entitled to earn at the maximum rates for all our Mexican airports. However, there can be no assurance that we will be able to reach the maximum tariff in the future. This could impede us to collect virtually all the revenues we are entitled to earn from services subject to price regulation.

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

If we exceed the maximum rate at any Mexican airport at the end of any year, the SICT may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for violations of certain terms of a concession, including for exceeding an airport’s maximum rate, can result in termination of the concession if the relevant term has been violated and sanctions have been imposed at least two times for the same cause in a ten-year period. If any one of our Mexican airport concessions is terminated, our other Mexican airport concessions may also be terminated.

If we fail to fulfill the requirements of our Master Development Programs or our Capital Development Programs, our airports could suffer specific negative consequences, including termination of their respective concessions.

Historically, our capital expenditure commitments under our Master Development Programs have been determined by reference to the Mexican PPI’s construction price index. Using the index, we aim to be as close as possible to the five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. Using this strategy, our capital expenditure during 2021, 2022, and 2023 was 102.2%, 100.5%, and 107.8%, respectively, of our capital expenditure commitments under our Master Development Programs. However, there can be no assurance that our capital expenditure control strategy will be sufficiently accurate and that we will not fall below our capital expenditure commitments. If, as a consequence of the annual maximum tariff fulfillment review, the SICT determines that we are not in compliance with the committed investments, the government may assess a fine and may reduce the maximum rate of that airport in the subsequent year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least two times for the same cause. If any one of our Mexican concessions is terminated, our other concessions may also be terminated.

Although in prior years, in order to ensure compliance with our Master Development Programs, we have taken actions in the latter part of the year, such as increasing the amount or pace of certain construction projects, we can give no assurance that, should external factors cause us to risk failing to meet our investment levels, we will have sufficient time to take actions to comply with our Master Development Programs. For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

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

Our concessions are our principal assets, and we would be unable to continue operations without them. A Mexican concession may be revoked by the Mexican government for certain prescribed reasons, including failure to comply with our Master Development Programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in Mexico, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of our Mexican concessions. Violations of certain terms of a concession (including violations of exceeding the applicable maximum rate) can result in revocation of a concession only if sanctions have been imposed for violations of the same relevant term at least two times in a ten-year period. Violations of other terms of a concession can result in the immediate termination of the concession. Our Mexican concessions may also be terminated upon our bankruptcy or insolvency.

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

For instance, during the months of November and December of 2023, the SICT assigned 11 airport concessions for an indefinite term to a newly created state-owned company called Grupo Aeroportuario, Ferroviario, de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, S.A. de C.V., which is operated by the Mexican Ministry of Defense (Secretaría de la Defensa Nacional - SEDENA). Such assignments include the rights to manage, operate, use and build airports in the states of Sonora, Nuevo León, Tamaulipas, San Luis Potosí, Michoacán, Puebla, Oaxaca, Chiapas, Campeche and Quintana Roo. The impact that this may have on our business and results of operation is uncertain, and we cannot assure you that it will not adversely impact our business and results of operation.

The SICT could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs.

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) or “SENEAM”, could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs. SENEAM currently requires us to manage and control aircraft movements in and out of our arrival and departure gates and remote boarding locations at our Guadalajara, Tijuana, Los Cabos, and Puerto Vallarta airports. At our other Mexican airports, these aircraft movements are monitored by SENEAM. Should SENEAM require us to control, or if we, for efficiency purposes, request to control, these aircraft movements directly at any or all of our other Mexican airports in the future, our results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

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

On March 28, 2023, the Mexican President submitted to the Mexican Congress an initiative to reform several federal laws, including the Federal Law of Contentious Administrative Procedure (Ley Federal de Procedimiento Contencioso Administrativo), the Organic Law of the Federal Court of Administrative Justice (Ley Orgánica del Tribunal Federal de Justicia Administrativa), the Federal Law of Administrative Procedures (Ley Federal de Procedimiento Administrativo), the Public Sector Acquisitions, Leasing and Services Law (Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público), the Public Works and Related Services Law (Ley de Obras Públicas y Servicios Relacionados con las Mismas), the Expropriation Federal Law (Ley de Expropiación) and the Federal Law of Patrimonial Responsibility of the State (Ley Federal de Responsabilidad Patrimonial del Estado). The initiative provides, among other things, additional grounds for the Mexican government to revoke concessions and permits, as well as a mechanism to expedite the expropriation of private property by the state. It is uncertain whether the Mexican Congress will approve this bill and, if approved, the impact it could have on the Mexican economy and our business. We cannot assure you that this will not have a material adverse effect on our business or operations and financial conditions.

For more detailed information on current sources of regulation governing the operation of airports in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

The level of environmental regulation in Mexico, the United States and elsewhere is increasing and the enforcement of environmental laws has become more common. For instance, a newly created carbon dioxide (“CO2”) market commenced operating in Mexico during 2018.

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

In addition, revised water quality standards were authorized in 2021, which took effect in 2023, and required expanding and upgrading our wastewater treatment plants to meet these requirements. Similarly, on March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by requiring registrants to disclose certain climate-related information in annual reports. The final rules are subject to challenges in the U.S., and the outcome of ongoing litigation is currently unknown. If the rules become effective, we will be required to provide the enhanced climate-related disclosures.

Compliance with these new rules, or similar rules or requirements imposed in other countries where we operate, may require us to incur significant additional compliance costs, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to in the past, and impose increased oversight obligations on our management and board of directors. Any changes to, enforcement of, failure, or perceived failure to comply with these regulations, or the enactment of new regulations could result in lawsuits, penalties or fines against us, restrictions on our operations, additional compliance requirements, which could have an adverse impact on our business, results of operations, and our reputation. We may also be subject to overlapping and potentially conflicting environmental, social and governance disclosure requirements in multiple jurisdictions. Additionally, many of our suppliers and others in our value chain may be subject to similar expectations, which may increase or create additional risks, including risks that may not be known to us. For more information on environmental regulation, see “Item 4, Information on the Company – Regulatory Framework – Mexican Environmental Regulation.”

Further, we establish and publicly announce goals and commitments relating to environmental, social and governance matters, failure or perceived failure to adapt or to achieve our goals or commitments on environmental, social and governance matters, or to comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our business. In addition, our environmental, social and governance initiatives may be unsuccessful for a variety of reasons, including if we are unable to realize the expected benefits of such initiatives or if we do not successfully plan or execute new strategies, which in turn could harm our business.

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

In the past, there have been disputes with certain shareholders primarily regarding certain shareholding limitations set forth in our bylaws. See — “The Company’s bylaws can discourage acquisitions and depress the market for our shares.” These disputes have led challenging shareholders to commence legal proceedings seeking (i) to modify our bylaws to eliminate the foregoing shareholding limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares. Although the Mexican Supreme Court has upheld the validity of these provisions of our bylaws, we cannot guarantee that future challenges to our bylaws will not emerge. If disputes with certain of our shareholders were to occur in the future, it is not possible to predict if they would distract our management or result in a deadlock at our shareholders’ meetings, or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations.

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

According to the Mexican National Institute for Statistics, Geography and Informatics (Instituto Nacional de Estadística, Geografía e Informática), or “INEGI”, GDP increased 5.0% in 2021, increased 3.0% in 2022, and increased 3.2% in 2023, respectively, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 4.5%, 7.7%, and 11.1% in 2021, 2022, and 2023, respectively. As of April 19, 2024, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 11.2465%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

Any future significant appreciation or depreciation of the peso could impact our aggregate passenger traffic volume, which could have a material adverse effect on our results of operations. In 2021, the peso depreciated 3.3% against the U.S. dollar. In 2022, the peso appreciated 5.0% against the U.S. dollar. In 2023, the peso appreciated 12.7% against the U.S. dollar. Rising inflation in the U.S., the extent of which is still uncertain, could have an impact on the value of the peso relative to the U.S. dollar. During 2023, inflation in the U.S. increased by 3.4%. Any future significant depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for domestic passengers, while any future significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel for international passengers.

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

Due to the acquisition of DCA in 2015, we incurred indebtedness in U.S. dollars. A devaluation of the peso would increase the debt service cost of such U.S. dollar-denominated indebtedness and result in foreign exchange losses. In 2023, approximately 99.0% of MBJA’s and NMIA’s revenues, 82.1% of their operating expenses and 99.2% of their capital expenditures were denominated in U.S. dollars, with the remaining 17.9% of operating expenses and 0.8% of its capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s indebtedness was also denominated in U.S. dollars in 2023. Accordingly, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may also affect our performance through the consolidation of MBJA and NMIA’s financial and operating results.

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

Elections could lead to political, economic, and social changes beyond our control, which could result in economic or political conditions in Mexico that could materially impact our operations. Any change to the country’s administration may lead to significant changes in laws, public policies, or regulations, may affect the political and economic environment in Mexico, and consequently, may contribute to economic uncertainty and to heightened volatility in the Mexican capital markets and in securities issued by Mexican companies. On June 2, 2024, presidential elections will be held in Mexico, which could generate volatility in the Mexican market before and after this event.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of August 22, 2023, call for caution in some areas of Mexico due to an increased risk of crime and kidnapping. These travel alerts emphasize the extent of criminal activity in different Mexican states and cities, including recommending against travel in states such as Michoacán, Colima, and Sinaloa in which our Morelia, Manzanillo, and Los Mochis airports are located.

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

Despite 99.9% of the passenger traffic through our Jamaican airports consisting of international passengers, the general condition and performance of the Jamaican economy, over which we have no control, may affect our business, financial condition, or results of operations. Jamaica is a small, emerging market country, which has struggled with low growth and high public debt. Due to its size, indebtedness, reliance on exports to a small number of principal markets, such as the United States and Canada, and the concentration of its economic activity in its two principal industries of bauxite mining and tourism, the Jamaican economy is highly susceptible to external shocks. Jamaica is also affected by social and security problems, including, among others, trafficking in drugs and high rates of violent crime, underemployment, and youth unemployment.

If growth remains lower than what is needed for reducing poverty, the country could continue to be confronted by social issues that predominantly affect youth, such as a high level of crime and violence and high unemployment. The Statistical Institute of Jamaica estimated the unemployment rate in Jamaica at 4.2% in October 2023, lower than the 7.1% as of October 2022.

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

Our Jamaican airport concessions are regulated principally by the AAJ, an agency of the Jamaican government, under the Airports Authority Act of 1974. In April 2003, the AAJ divested operational responsibility for the Montego Bay airport to MBJA under a concession agreement pursuant to which MBJA is responsible for the management of the day-to-day operations of the Montego Bay airport in keeping with specific performance criteria and prescribed international standards. In addition, on October 10, 2018, the AAJ signed a concession agreement with PACKAL, for the management of the day-to-day operations of the Kingston airport. The AAJ retains ownership of the non-movable assets of these airports. Our Jamaican airports pay a concession fee to the Jamaican government and at the end of the concession agreements will transfer the infrastructure of our Jamaican airports, and any movable assets acquired during the period of the concessions, to the AAJ. Regular performance reviews and other contract administration oversight functions are conducted by the AAJ, as specified in the concession agreements. There can be no assurance that governmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects, or financial condition. However, there are certain provisions within the concession agreements that offer some protection for MBJA and PACKAL in the event of adverse changes in Jamaican law. In certain instances, if there is an adverse change in Jamaican law resulting in an unavoidable net increase in costs or net reduction in revenues for MBJA and PACKAL, both will be entitled (subject to the remaining provisions of the MBJA and PACKAL Concession Agreements) to monetary compensation from AAJ. See “Item 4, Information on the Company – Regulatory Framework.”

High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of January 23, 2024, inform travelers of the risks of traveling in Jamaica due to threats to safety and security posed by increased crime, including violent crime, in many areas across Jamaica, as well as challenges to access to medical services, due to most hospitals and doctors overseas do not accept U.S. health insurances. The travel alerts emphasize the increase in criminal activity in different areas across Jamaica. This includes certain areas in Montego Bay and Kingston, near where our Jamaican airports are located.

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

The Company’s bylaws can discourage acquisitions and depress the market for our shares.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We hold concessions to operate, maintain, and develop twelve international airports in Mexico's Pacific and Central regions, as well as two international airports in Jamaica. As airport operators, we charge airlines, passengers, and other users fees for the use of the airports’ facilities. We also earn rental and other income from commercial activities at our airports, including leasing space to restaurants and retailers, parking slots, and advertising, among others.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (sociedad anónima bursátil de capital variable) is a corporation organized under the laws of Mexico, that was incorporated in 1998 as part of the Mexican government’s initiative to open Mexico’s airports to private investment. The corporation has a period of duration set at 100 years.

Each of our Mexican concessions has a term of 50 years starting November 1, 1998, and may be extended by the SICT under certain circumstances for up to 50 additional years.

Our wholly-owned Spanish subsidiary, DCA, holds a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize Montego Bay International Airport in Jamaica for a period of 30 years starting on April 12, 2003, but includes no extension provision.

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

Opening Mexican Airports to Private Investment

In 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. The guidelines identified 35 of Mexico’s 58 main airports and grouped them into four airport groups: Grupo Aeroportuario del Pacífico, or the Pacific Airport Group (twelve airports); Grupo Aeroportuario del Sureste, or the Southeast Airport Group (nine airports); Grupo Aeroportuario del Centro-Norte, or the Central-North Airport Group (thirteen airports) and Grupo Aeroportuario de la Ciudad de México, or the Mexico City Airport Group (one airport).

The guidelines provided for airport groups to become open to private investment through a two-stage program. The first stage involved conducting public auctions to award a minority interest in each airport group to a strategic shareholder. In the second stage, all or a portion of the remaining interest in each airport group was sold through public offerings on the Mexican and international capital markets. All airport groups, except the Mexico City Airport Group, have completed both stages of the program.

As a result of the opening of Mexico’s airports to private investment, we and our subsidiaries are no longer subject to government wholly-owned companies’ regulations. We believe that this provides us flexibility to develop and implement our business strategy and to respond to potential business opportunities.

Investment by AMP

In 1999, through a public auction held as part of the first stage of Mexico’s program to open Mexico’s airports to private investment, the Mexican government sold a 15% equity interest in us to AMP.

The following are AMP’s current shareholders:

•
Controladora Mexicana (“CMA”) owns 66.66% of AMP. Controladora Mexicana is a private company 50% owned by Pal Aeropuertos, S.A. de C.V. (“PAL”) and 50% owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”). PAL is a Mexican special-purpose vehicle owned by Eduardo Sánchez Navarro Redo and Juan Gallardo Thurlow. PAP is a Mexican special-purpose vehicle owned by Laura Diez-Barroso Azcárraga and her spouse, Carlos Laviada Ocejo. However, on May 5, 2020, Mrs. Diez-Barroso and Mr. Laviada Ocejo transferred all of their interest in PAP to direct family members. But on August 18, 2021, they reacquired their interest in PAP. Through their equity ownership of PAP and their direct ownership of GAP’s shares, Mrs. Laura Diez-Barroso Azcárraga may be deemed beneficial owner of 18,398,230 Series B shares (4.3% of B shares) as well as 12,631,937 Series BB shares (16.7% of BB shares), while Mr. Carlos Laviada Ocejo may be deemed beneficial owner of 3,604,713 Series B shares (0.8% of B shares) as well as 12,631,937 Series BB shares (16.7% of BB shares). Through their equity ownership of PAL and their direct ownership of GAP’s shares Mr. Juan Gallardo Thurlow may be deemed beneficial owner of 3,723,713 Series B shares (0.9% of B shares) as well as 12,631,937 Series BB shares (16.7% of BB shares), while Mr. Eduardo

Sánchez Navarro Redo may be deemed beneficial owner of 3,604,713 Series B shares (0.8% of B shares) as well as 12,631,937 Series BB shares (16.7% of BB shares). Pursuant to the privatization guidelines published by the Mexican government during the first phase of our privatization, which require our strategic shareholders to have, among other characteristics, an “operating” partner and a “Mexican” partner (each a “key partner”), CMA is one of AMP’s two key partners, acting as its designated “Mexican” partner.
•
Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns the remaining 33.33% of AMP. Aena Internacional is a wholly-owned subsidiary of Aena, S.A. (“Aena”), which is the parent company of the Spanish economic group "Grupo AENA". Aena is a listed company with 51% of its shares currently held by E.P.E. Enaire, a Spanish government corporation. The remaining 49% is currently traded on the Spanish stock exchange. Aena operates 46 airports and two heliports in Spain and through its subsidiary Aena Internacional, in addition to its stake in AMP, it holds 100% of the share capital of the concessionaire of 11 airports in Brazil, 51% of London Luton Airport Holding III Limited, a British airport company that owns the airport company concessionaire of London Luton Airport in the United Kingdom, as well as relevant stakes in two other airports located in Colombia.

AMP paid the Mexican government a total of Ps.2.45 billion (nominal pesos, excluding interest) (U.S.$261 million based on the exchange rates in effect on the date of AMP’s bid) in exchange for the following:

•
All of our Series BB shares, which represent 15% of our capital stock; and
•
The right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a fifteen-year technical assistance agreement and a shareholders’ agreement. These agreements are described in additional detail in Item 7.

The Technical Assistance Agreement with AMP

Under the technical assistance agreement, we receive management and consulting services, as well as industry expertise and technology from AMP. In exchange, we pay a fee. The agreement grants us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by AMP or its shareholders. This is during the term of the agreement. AMP provides us with assistance in various areas, including the development of our commercial activities, preparation of marketing studies focusing on increasing passenger traffic, assistance with the preparation of the Master Development Programs we are required to submit to the SICT, and the improvement of our airport operations. Our management believes that if we were not to receive the technical assistance provided via our agreement with AMP, this could adversely and significantly affect our results of operations.

The agreement automatically renews for successive five-year terms unless one party provides notice of termination at least 60 days before a scheduled expiration date. Under our bylaws, if we want to renew or cancel the technical assistance agreement, we require the approval of 51% of Series B shareholders other than AMP or any related party to AMP. A party may also terminate the technical assistance agreement prior to its expiration date upon non-compliance with its terms by the other party. The technical assistance agreement with AMP was automatically renewed on August 25, 2019, for five additional years.

The technical assistance fee is calculated as the greater of U.S.$4.0 million, adjusted annually for U.S. inflation since August 25, 2000 (as measured by the U.S. CPI), or 5% of our consolidated annual income from operations at our Mexican airports (before deducting the technical assistance fee, income taxes, and depreciation and amortization, all determined in accordance with Mexican Financial Reporting Standards ("MFRS")). In our opinion, this structure encourages AMP to increase our annual consolidated earnings. As part of the agreement, AMP is also entitled to reimbursement for out-of-pocket expenses. In 2021, 2022, and 2023, the technical assistance fee, based on our Mexican airports’ income from operations, amounted to Ps.526.2 million, Ps.756.6 million, and Ps.851.3 million, respectively. These amounts represent 4.6%, 4.5%, and 4.6% of our annual consolidated income from operations (before deducting the technical assistance fee, income taxes, and depreciation and amortization), respectively.

The technical assistance agreement allows AMP, its shareholders, and their affiliates to render additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For a description of this committee, see Item 6 herein. Our bylaws, the participation agreement, and the technical assistance agreement also contain other provisions designed to avoid conflicts of interest between AMP and us.

AMP’s Rights and Obligations under Our Bylaws

According to our bylaws, the holder of our Series BB shares, AMP, has the right to appoint and remove our top-level executives, with consultation from our Nominations and Compensation Committee. Additionally, AMP can elect four members of our board of directors and their alternates. They also have the authority to designate three of the members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). According to Mexican and U.S. independence standards, our Audit Committee members must be independent. As per our bylaws, AMP, as holder of our Series BB shares, has the right to veto certain actions that require approval from our shareholders. These actions include paying dividends, amending our bylaws, and any decision that seeks to change or cancel its right to appoint our top-level executive officers. Furthermore, AMP shareholders have assigned veto rights among themselves related to AMP's exercise of its veto and other rights. This increases the risk of an impasse at AMP shareholders’ meetings and ultimately at our shareholders’ meetings. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholders.”

Our bylaws state that, except for certain exceptions, Series BB shares must be converted into Series B shares before transfer. Additionally, our bylaws and some agreements executed during the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since August 25, 2014, AMP has been allowed to sell its interest in our Series BB shares. However, pursuant to our bylaws, if AMP, as the holder of our Series BB shares, holds less than 7.65% of our capital stock in the form of Series BB shares, its Series BB shares would be mandatorily converted into Series B shares. This would cause AMP to lose all of its special rights.

AMP Shares in Bancomext Trust

In compliance with the participation agreement concerning the sale of our Series BB shares to AMP by the Mexican government, AMP has transferred its Series BB shares to a trust. The trustee is Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”). For a description of this trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

According to the trust terms, AMP can instruct the trustee to vote on shares representing only up to 10% of our capital stock. Any shares exceeding 10% are voted by the trustee in accordance with the majority vote of Series B shareholders. However, the trust does not affect the veto and other special rights granted to Series BB shareholders described above.

Global Offering and Establishment of ADR Facility with NYSE Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established in Nacional Financiera, S.N.C., Institución de Banca de Desarrollo (“NAFIN”), a Mexican government-owned development banking institution. Then, in February 2006, we went public by conducting an initial public offering. This allowed NAFIN to dispose of its 85% interest in us. Through this offering, all of our outstanding Series B shares were sold to the public in Mexico, the U.S., and elsewhere. As a result, NAFIN ceased to be a shareholder. However, we did not receive any proceeds from this offering as the net proceeds from the sale of shares were remitted entirely to the Mexican government. At the same time, we established an American Depositary Receipt facility with The Bank of New York Mellon (formerly The Bank of New York) and got approval to list our ADSs on the New York Stock Exchange (“NYSE”). Moreover, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and listed them on the Mexican Stock Exchange.

Master Development Programs

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders must submit a Master Development Program for approval by the SICT every five years. This program includes investment commitments for the regulated part of our Mexican airport business, such as capital expenditures and improvements, for the following five-year period. Once approved by the SICT, these commitments become binding obligations under our Mexican concessions.

On December 12, 2019, the SICT approved our Master Development Programs for each of our Mexican airports for the five-year period from January 1, 2020, through December 31, 2024. Due to the impact of the COVID-19 pandemic on our operations, we delayed some non-obligatory capital investments and during the month of August 2020, we filed a petition for an Extraordinary Review Process of our Master Development Program with the SICT. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had and may have, a material adverse impact on our financial conditions or results of operations control.” The adjustments to our Master Development Programs approved as a result of this Extraordinary Review Process were announced on November 30, 2020, postponed investments by approximately 20 months. As a result, certain investments that were originally scheduled to conclude in 2024 will now conclude in 2026. After the Extraordinary Review Process, our committed investments decreased by 27% for the 2020-2024 period. For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

The table below shows our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash-flow basis, meaning they represent the investments actually incurred by each airport during a given year. This excludes investments planned by the airport but not paid for during the year. To compared them with our committed investments for a given year, we need to subtract investments made in the previous year but paid for in the given year and add investments allocated but no paid for in the given year. For 2021, 2022, and 2023, our investments allocated but unpaid totaled Ps.1,428.0 million, Ps.853.5 million, and Ps.901.5 million, respectively. Most of these investments were made under the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2021		2022		2023
		(thousands of pesos)
Guadalajara	Ps.	1,953,492	Ps.	3,395,226	Ps.	5,620,139
Tijuana		1,029,706		1,408,734		828,352
Los Cabos		767,291		777,093		602,113
Puerto Vallarta		393,132		1,611,207		1,938,333
Guanajuato		87,821		137,138		253,995
Hermosillo		62,489		127,074		97,077
Mexicali		42,672		92,158		136,306
La Paz		48,718		118,612		81,034
Aguascalientes		86,220		140,771		168,688
Morelia		35,164		55,504		101,756
Los Mochis		43,263		29,667		75,169
Manzanillo		32,332		49,580		69,680
Other (1)		105,055		151,335		69,889
Total	Ps.	4,687,355	Ps.	8,094,099	Ps.	10,042,531

(1)
Includes SIAP, CORSA, PCP, ADP, AHP and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2021		2022		2023
	(thousands of pesos)
Terminals	Ps.	3,046,781	Ps.	4,807,895	Ps.	5,254,393
Runways and aprons		738,628		1,991,148		3,514,886
Machinery and equipment		843,724		1,197,927		1,148,323
Other		58,222		97,129		124,929
Total	Ps.	4,687,355	Ps.	8,094,099	Ps.	10,042,531

During 2021, 2022, and 2023, 1.3%, 2.5%, and 26.2%, respectively, of our capital expenditures were financed by cash flows from operations, while the remaining balance was funded by long-term debt securities issued on the Mexican capital markets (Certificados Bursátiles de Largo Plazo) and bank loans. We expect to continue financing the most significant portion of our capital expenditures for our Mexican airports in the future with debt issuances on the Mexican capital markets; however, our ability to incur debt may be restricted by our leverage levels or market conditions. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures in 2023 were allocated to the following types of investments at the majority of our Mexican airports:

•
Terminals. During 2023, we continued the expansion of several of our airports either by expanding and renovating existing airport facilities or by continuing the construction of new terminal buildings. This was primarily at Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Aguascalientes and Los Mochis airports.

•
Runways and aprons. During 2023, we continued renovating and expanding runways, taxiways and aprons at all of our airports, primarily at Guadalajara, Tijuana, Puerto Vallarta, Los Cabos and Guanajuato airports.

•
Machinery and equipment. We invested in machinery and equipment including the latest technology in baggage handling systems, baggage carousels, anti-return gates, metal detectors, other security-related equipment, passenger walkways, air conditioning equipment, and public information systems.

•
Other. During 2023, we continued with the architectural designs for the construction of the second terminal at Guadalajara airport. This is in addition to the refurbishment and expansion of the current terminal at Guadalajara airport. In addition, we concluded a New General Aviation Facilities, including apron and hangar area. In Tijuana, we started the architectural design for the expansion of the terminal building, which will include a new concourse with seven boarding gates.

The following table sets forth our estimated committed investments for each airport for the five-year period from 2020 through 2024 under the revised Master Development Programs expressed in thousands of constant pesos as of December 31, 2017, which was initially approved by the SICT on December 12, 2019, and revised on November 30, 2020. We are required to comply with investment obligations under these programs annually.

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

(1)
Figures as adjusted as a result of the Extraordinary Review Process and announced on November 30, 2020. The adjustments to our Master Development Program announced on November 30, 2020, postponed investments by approximately 20 months. As a result, certain investments scheduled to conclude in 2024 will now conclude in 2026. For additional information, see “Regulatory Framework—Mexican Airport Concessions—Master Development Programs."
(2)
Figures expressed in thousands of constant pesos as of December 31, 2017. These amounts are based on investment commitments approved by SICT. Because the amounts are expressed in constant pesos as of December 31, 2017, the figures for investment periods not yet elapsed are adjusted to take into consideration increases in the Mexican PPI’s construction price index since the date of the Ministry’s approval of the Master Development Programs then in effect.

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

(1)
Figures as adjusted as a result of the Extraordinary Review Process and announced on November 30, 2020. The adjustments to our Master Development Program announced on November 30, 2020, postponed investments by approximately 20 months. As a result, certain investments scheduled to conclude in 2024 will now conclude in 2026. For additional information, see “Regulatory Framework—Mexican Airport Concessions—Master Development Programs."

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

DCA Assets

DCA has a 74.5% stake in MBJA, the entity that holds the concession to operate, maintain and utilize Montego Bay International Airport in Jamaica. Vantage Airport Group Limited (“Vantage”), a Canadian joint venture that operates Vancouver International Airport, owns the remaining 25.5% stake in MBJA. Montego Bay Airport is Jamaica’s main airport. It is located in the city of Montego Bay, in the center of the tourist corridor between Negril and Ocho Rios. This is where 88% of the island’s hotel capacity is located. See “Item 3, Key Information – Risk Factors – Risks Related to Jamaica.” Based on our and Vantage’s experience in the airport sector, we believe that this cooperation has strengthened MBJA, benefiting it in terms of both operations and profitability.

DCA also held a 14.77% stake in SCL, the operator of the international terminal in Santiago de Chile until September 30, 2015. Upon expiration of the concession to operate the Santiago de Chile airport, those assets were immediately returned to the Chilean government and the new operator. SCL will remain in existence until its dissolution in accordance with tax regulations in Chile. After some legal proceedings, SCL remained in force until liquidation on December 12, 2023.

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

MBJA made capital investments of U.S.$10.7 million, U.S.$11.7 million, and U.S.$18.6 million, in 2021, 2022, and 2023, respectively. In 2023, the capital expenditures were allocated to the expansion and renovation of the terminal building, the modernization of equipment, such as the replacement of the airports’ IT system, Jet Bridges, HVAC and air handling units, X-ray machines, fire detection and intrusion detection systems, among others, as well as the installation of an additional 2MW solar photovoltaic power plant. In 2022, the capital expenditures were allocated to the expansion and renovation of the terminal building, the modernization of equipment, such as the replacement of the airports' IT system, Jet Bridges, HVAC and air handling units, X-ray machines, fire detection and intrusion detection systems, among others, as well as the installation of an additional 2MW solar photovoltaic power plant. In December 2019, the JCAA approved committed investments of U.S.$111.7 million for MBJA’s Capital Development Program for the 2020-2024 period. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020 so that these investments could begin in January 2022. In 2021, MBJA requested a further deferral to execute the Capital Development Program beginning the earlier of January 2023 or the conclusion of discussions with the AAJ. In the past, MBJA’s investment commitments were funded primarily by bank loans and by cash flows from operations, therefore, MBJA also arranged a U.S.$60.0 million credit facility in 2020 with the Bank of Nova Scotia and Bank of Nova Scotia Jamaica Limited, to partly finance these projects. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”

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

At their annual general meeting on September 13, 2023, MBJA’s shareholders approved a dividend payment of U.S. $30.0 million. Accordingly, on November 15, 2023, MBJA paid a dividend of approximately U.S.$ 22.4 million to DCA corresponding to its stake and to Vantage USD$7.6 million. At their annual general meeting on March 13, 2022, MBJA’s shareholders approved a dividend payment of U.S. $30.0 million. Accordingly, on June 7, 2022, MBJA paid a dividend of approximately U.S.$ 22.4 million to DCA corresponding to its stake and to Vantage USD$7.6 million. No dividends were declared by MBJA’s shareholders in 2021.

PACKAL

On October 10, 2018, PACKAL entered into a concession agreement with AAJ, with which the authority guaranteed PACKAL the right to refurbish, develop, operate, and maintain NMIA for a period of 25 years, with a possible extension of 5 years, beginning October 10, 2019. In accordance with the terms of the concession agreement, we paid U.S.$ 7.1 million (U.S.$ 2.1 million to the International Finance Corporation (“IFC”) and U.S.$ 5.0 million to the AAJ). PACKAL is obliged to pay the AAJ a concession fee of 62.01% of total aeronautical and commercial revenues. All long-lived assets located in the NMIA are owned by the AAJ. Upon expiration of the term of the concession agreement granted to us, the assets, including all the improvements made to the airport facilities during the term of the concession, will automatically revert in favor of the AAJ. In December 2019, the JCAA approved committed investments of U.S.$ 101.4 million for PACKAL’s Capital Development Program for the 2020-2024 period. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted PACKAL a deferral on its committed investments for 2020 so that these investments could begin in June 2021. The AAJ extended the deferral in 2021, but some projects, such as the solar project, and incinerator upgrade, were commenced. In 2022, the landside roads and three car park areas were totally rehabilitated, and the refurbishment of the incinerator was fully executed. Solar farm phase 1 started operations on October 12, 2022, reducing the consumption of energy supplied by the government and also reducing our carbon emissions. In July 2023 the total rehabilitation of all restrooms across the airport began. This project is expected to be completed in 2024. PACKAL also procured a passenger loading bridge to replace one of the nine bridges at the airport.

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

Mexican operations

Our twelve airports in Mexico serve two major metropolitan areas, Guadalajara and Tijuana, several tourist destinations, including Los Cabos, Puerto Vallarta, La Paz, and Manzanillo, and some mid-sized cities such as Guanajuato, Hermosillo, Mexicali, Morelia, Aguascalientes, and Los Mochis. These airports are located in nine of the 32 Mexican states, covering an area of approximately 566,000 square kilometers, with a total population of around 32.0 million, according to INEGI 2020 national census data. All of our Mexican airports are equipped to receive international flights and provide customs, refueling, and immigration services managed by the Mexican government, as they are considered international airports under Mexican Law.

In 2021, 2022, and 2023, our Mexican airports handled 39.5 million, 50.8 million, and 56.5 million terminal passengers, respectively. This establishes us as one of the largest private airport operators in the Americas. According to SICT data, by December 31, 2023, five of our airports ranked among Mexico’s top ten busiest airports based on commercial aviation passenger traffic. Our commercial aviation passenger traffic accounted for roughly 30.8%, 30.1%, and 30.0% of all arriving and departing commercial aviation passengers in Mexico in 2021, 2022, and 2023, respectively. In 2023, our Mexican airports recorded total revenues of Ps.29.2 billion. Of such revenues, Ps.21.7 billion corresponds to the sum of aeronautical and non-aeronautical revenues, and Ps.7.5 billion corresponds to improvements to concession assets.

Our Mexican airports have several major international routes, including Guadalajara-Los Angeles, which, in 2023, ranked as the third largest international route in Mexico by the total number of passengers according to the Federal Civil Aviation Agency. In addition, our airports serve well-known resort destinations such as Puerto Vallarta and Los Cabos, which tourists from the United States frequently visit. Furthermore, according to the Federal Civil Aviation Agency, our airports have major domestic routes, including Guadalajara-Mexico City, which was the country’s third busiest route in 2023. Other top domestic routes in terms of total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and fifth, among Mexico’s busiest domestic routes in 2023, according to the Federal Civil Aviation Agency.

Principal Mexican Airports by Passenger Traffic (2023)

Total Aviation Passengers
(thousands)
Mexico City (1)	48,377.4
Cancun	32,750.4
Guadalajara*	17,710.2
Monterrey	13,326.9
Tijuana*	13,194.9
Los Cabos*	7,715.6
Puerto Vallarta*	6,790.1
Merida	3,674.1
Guanajuato*	3,220.8
AIFA	2,630.4

Source: SICT and Company data.

* Indicates airports operated by us.

(1)
Commercial aviation passengers.

Guadalajara and Tijuana are two of Mexico’s most prominent commercial and industrial centers. Both cities have significant maquiladora industries. The maquiladora plants work by importing raw materials and exporting finished products. Manufacturers pay tariffs only on the value added in Mexico. Initially, these plants were established along the Mexico-U.S. border, but they have since moved further south to take advantage of lower labor costs, a larger and more diverse labor pool, and inputs available from Mexican suppliers. According to SICT, in 2023, the Guadalajara and Tijuana airports were the third and fifth busiest airports in terms of passenger traffic in Mexico, respectively. In 2021, 2022, and 2023, these airports accounted for approximately 55.5%, 55.0%, and 54.7%, respectively of our Mexican airports’ terminal passenger traffic and 53.0%, 51.9%, and 52.2%, respectively of our Mexican airports’ total revenues (in 2021, 2022, and 2023 they represented 48.5%, 47.6%, and 48.3%, respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

According to reports by the Mexican Ministry of Tourism, Mexico is one of the most popular tourist destinations globally, with a historical record of being in the top fifteen countries worldwide in terms of foreign visitors. The Mexican Ministry of Tourism reported about 31.9 million international tourists in 2021, which increased to approximately 38.3 million and 42.1 million in 2022 and 2023, respectively.

The tourism industry is one of the largest generators of Mexico’s economy. The region bordering the Pacific Ocean, where several of our airports are located, is a top tourist destination due to its beaches and cultural sites, with numerous hotels and resorts. Los Cabos, Puerto Vallarta, La Paz, and Manzanillo, serve popular Mexican tourist destinations. Among these, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos being the third most popular international tourist destination and Puerto Vallarta the fourth in terms of visitors in 2023, according to the Mexican National Institute of Migration (Instituto Nacional de Migración).

In 2023, Los Cabos and Puerto Vallarta airports handled 7.7 million and 6.8 million terminal passengers, respectively, up from 7.0 million and 6.2 million terminal passengers, respectively, in 2022. In 2021, 2022, and 2023, these two airports represented 24.5%, 26.1%, and 25.7% respectively of our Mexican airports’ terminal passengers and 32.4%, 33.9%, and 33.1% respectively of our Mexican airports’ total revenues (34.3%, 36.3% and 35.1% respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals that offer specialized, full-service operations to general aviation aircraft, including refueling, cleaning, and catering.

Our other six Mexican airports serve mid-sized cities, including Leon, Hermosillo, Mexicali, Morelia, Aguascalientes, and Los Mochis. These cities have diverse economic activities, some of them being industrial centers (Leon, Hermosillo, Mexicali, and Aguascalientes), while others serve as hubs for significant agricultural regions (Leon, Morelia, and Los Mochis). In 2021, 2022, and 2023, these six airports accounted for approximately 17.4%, 16.5%, and 17.3% respectively of our Mexican airports’ terminal passenger traffic and 12.6%, 12.2%, and 12.9% respectively of our Mexican airports’ total revenues (15.1%, 14.0%, and 14.7% respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Among these six airports, Guanajuato is the busiest in passenger traffic. In 2021, 2022, and 2023, Guanajuato accounted for approximately 5.4%, 5.1%, and 5.7% respectively of our Mexican airports’ terminal passenger traffic and 4.3%, 4.1%, and 4.6% respectively of our Mexican airports’ total revenues (5.3%, 5.0%, and 5.4% respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican operations

Montego Bay Airport is a full-service international passenger airport with additional FBO and cargo operations fueled by agricultural exports from the island. It is the main gateway for international air travel to Jamaica, a major international tourist destination and an expanding tourism market. According to Airports Council International, in 2023, it was the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic. Montego Bay Airport is situated in the town of Montego Bay, in the heart of the tourist corridor between Negril and Ocho Rios. As per the Jamaican Tourist Board, 88.0% of the island’s hotel capacity is located in Montego Bay. Furthermore, Montego Bay Airport is responsible for the transit of over 70.0% of the tourists arriving on the island.

Montego Bay Airport served 2.6 million, 4.4 million, and 5.2 million terminal passengers in 2021, 2022, and 2023, respectively. In 2023, 99.9% of the passengers were international travelers, 76.0% came from the United States, 13.0% came from Canada, 9.0% came from Europe, and 2.0% from other countries. During 2021, MBJA’s total revenues were Ps.1.6 billion, out of which Ps.1.0 billion was from aeronautical revenues, Ps.454.5 million was from non-aeronautical revenues, and Ps.93.2 million was related to improvements to concession assets. In 2022, MBJA’s total revenues reached Ps.2.5 billion, out of which Ps.1.7 billion was from aeronautical revenues, Ps.693.6 million was from non-aeronautical revenues, and Ps.109.7 million was related to improvements to concession assets. In 2023, MBJA’s total revenues reached Ps.2.8 billion, of which Ps.1.8 billion was from aeronautical revenues, Ps.800.0 million was from non-aeronautical revenues, and Ps.206.1 million was related to improvements to concession assets.

On October 10, 2018, after a bidding process, we signed a concession agreement with the government of Jamaica for the operation, modernization, and expansion of Norman Manley International Airport (NMIA) in Jamaica. This was for a period of 25 years. We began operating and managing NMIA in the last quarter of 2019. In 2021, NMIA’s total revenues reached Ps.649.7 million, out of which Ps.500.0 million was from aeronautical revenues, and Ps.149.7 million was from non-aeronautical revenues. In 2022, NMIA’s total revenues amounted to Ps.1.1 billion, out of which Ps.926.5 million was from aeronautical revenues, Ps.213.9 million was from non-aeronautical revenues and, Ps.19.9 million was related to improvements to concession assets. In 2023, NMIA’s total revenues reached Ps.1.2 billion, of which Ps.973.0 million was from aeronautical revenues, Ps.214.8 million was from non-aeronautical revenues, and Ps.45.8 million was related to improvements to concession assets.

Our sources of revenues

All revenue amounts in the “Business Overview” section include revenues from improvements to concession assets. However, in some cases, we only discuss aeronautical and non-aeronautical revenues or the total of both. See the introduction to “Item 3, Key Information – Selected Financial and Other Data,” to discuss the reasons for using aeronautical and non-aeronautical revenues for specific comparisons. We expressly state when either aeronautical or non-aeronautical revenues are used. Since aeronautical and non-aeronautical revenues are derived from our business operations, we believe that these figures may, in some cases, be more useful for readers as they are derived from the key drivers of our business: passenger traffic and maximum rates.

Aeronautical Services

Aeronautical services make up most of our revenue and are crucial to our business. In 2021, 2022, and 2023, aeronautical services revenues represented approximately 63.0%, 63.3%, and 58.0%, respectively, of our total revenues (in 2021, 2022, and 2023, aeronautical services represented 76.6%, 76.9%, and 75.8%, respectively, of the sum of aeronautical and non-aeronautical revenues). The volume of passenger traffic, air traffic movements, weight of the aircraft, duration of an aircraft’s stay, and time of day the aircraft operates at the airport all play a significant role in determining our aeronautical services revenue.

In Mexico, all aeronautical revenues are subject to maximum-rate price regulation applicable to our airports. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation.”

In Jamaica, our revenues from passenger charges, aircraft landing, parking charges, airport security charges, and passenger walkway charges are regulated by the JCAA. Additionally, the MTM sets car parking charges, while revenues from leasing space to airlines, complementary services, cargo handling, and ground transportation are unregulated. See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

Passenger charges

Passenger charges in Mexico

In Mexico, a passenger charge is collected for each departing passenger on an aircraft, except for diplomats, infants, and transit and transfer passengers transferred within 24 hours of arrival at the airport. There is no charge for arriving passengers. Passenger charges are included in passenger tickets, and we issue invoices for these charges weekly. We record an account receivable for the invoice corresponding to a flight during the actual month of the flight.

Before Mexico opened its airports to private investment, all airports had agreements with national and foreign airlines under which the airlines were obligated to collect all passenger charges on the airports’ behalf. In return, the airlines were given a period of time to reimburse those passenger charges to the airports. This period was tied to the interest rate on short-term Mexican Treasury bills (CETES), allowing airlines to accumulate interest that would compensate them for the costs incurred in collecting the passenger charges.

Under passenger charges collection agreements that we have negotiated with our airline customers, airlines that request payment period extensions are required to (i) reimburse passenger charges collected on behalf of the airports during a period of no more than 60 days after the “operational average date” (no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit, or other similar instruments as a guarantee for passenger charges in an amount equal to the highest passenger charges received by the airline on an airport-by-airport basis for the previous year during a period of time equal to the requested payment period plus 30 additional days. Each airline with a payment grace period must maintain the guarantee at an agreed-upon level. If it fails, it must reimburse the passenger charges when the applicable flight departs from the airport without any grace period. If the airline pays the airport on time, the airport must give the airline an allowance of 3% of the value of each invoice billed within seven days after the payment date. The airline can then apply this allowance to cover airport services, ticket counters and back-office leases, and passenger charges. In 2021, 2022, and 2023, we received payments within an average period of 62, 63, and 62 days, respectively under passenger charges collection agreements.

Passenger charges vary at each airport and depend on whether the destination is national or international. International passenger charges are currently U.S. dollar-denominated but are invoiced and collected in pesos based on the average exchange rate during the month before the flight. Domestic passenger charges are peso-denominated. The value of our revenues from international passenger charges is affected by fluctuations in the U.S. dollar value compared to the peso.

In 2021, 2022, and 2023, passenger charges accounted for around 86.9%, 87.4%, and 87.2% respectively of our aeronautical services revenue in Mexico. Out of the total passenger charges, domestic passenger charges made up 52.6%, 52.5%, and 54.1% respectively, while international passenger charges made up 47.4%, 47.5%, and 45.9% respectively.

Passenger Charges in Jamaica

In Jamaica, MBJA and NMIA collect a passenger charge for each departing passenger on an aircraft, excluding infants, transit, and transfer passengers. We do not collect passenger charges from arriving passengers. Passenger charges are included in the passenger ticket. We issue invoices for those charges to each airline weekly. We record an account receivable for the invoice corresponding to a flight during the actual month of the flight. Passenger charges are invoiced in U.S. dollars for all airlines.

In 2021, 2022, and 2023, passenger charges represented 63.9%, 65.7%, and 66.2%, respectively, of MBJA’s aeronautical revenues, and 44.0%, 44.5%, and 42.5%, respectively of MBJA’s total revenues.

In 2021, 2022, and 2023, passenger charges represented 54.2%, 55.7%, and 50.3%, respectively, of NMIA’s aeronautical revenues and 35.8%, 40.2%, and 39.7%, respectively, of NMIA’s total revenues.

Aircraft landing charges

Aircraft landing charges in Mexico

Landing charges are fees paid by airlines to use our runways, illumination systems, and other visual landing assistance services. The charges vary depending on the airport and are calculated based on the weight of the landing aircraft. This is determined as an average of the aircraft’s weight without fuel and the maximum takeoff weight. The time of landing, the origin of the flight, and the airline's or client's nationality are also considered.

In 2021, 2022, and 2023, aircraft landing charges represented approximately 7.4%, 7.1%, and 7.2%, respectively, of our Mexican airports’ aeronautical revenues. In addition, they accounted for 4.7%, 4.5%, and 4.1%, respectively, of our Mexican airports’ total revenues (in 2021, 2022, and 2023. In these years, aircraft landing charges represented 5.8%, 5.7%, and 5.5%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

Landing charges are collected from aircraft operators for landing at the airport. These charges are regulated by the JCAA and are calculated based on each landing aircraft’s maximum takeoff weight, as well as the origin, destination and purpose of the flight.

In 2021, 2022 and 2023, aircraft landing charges represented 10.4%, 8.4% and 8.2%, respectively, of MBJA’s aeronautical revenues and 6.7%, 5.7% and 5.2%, respectively, of MBJA’s total revenues.

In 2021, 2022 and 2023, aircraft landing charges represented 11.6%, 9.6% and 7.7%, respectively, of NMIA’s aeronautical revenues and 7.6%, 6.8% and 5.2%, respectively, of NMIA’s total revenues.

Aircraft parking charges

Aircraft parking charges in Mexico

In Mexico, we charge carriers for the use of our facilities for their aircraft and passengers after landing. These charges include aircraft parking fees, both for loading and unloading passengers or cargo, as well as long-term aircraft parking that does not require passengers or cargo to be loaded or unloaded. The charges for loading and unloading passengers or cargo vary based on factors such as the time of day or night that the service is provided, the aircraft’s maximum takeoff weight, the flight’s origin and destination, and the airline or client’s nationality. Meanwhile, charges for long-term parking vary based on the time of day or night the aircraft is parked, the length of time the aircraft it stays parked, and the airline or client’s nationality. We collect aircraft parking charges for the entire duration that an aircraft is on our aprons.

In 2021, 2022 and 2023, these charges represented 2.0%, 1.7%, and 1.7%, respectively, of our Mexican airports’ aeronautical revenues and 1.6%, 1.1%, and 1.0%, respectively, of our Mexican airports’ total revenues (in 2021, 2022, and 2023, aircraft parking charges represented 1.3%, 1.4%, and 1.3%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft parking charges in Jamaica

In Jamaica, MBJA and NMIA collect parking charges from aircraft operators in respect of any aircraft remaining on the ground at the airport for a period of five hours or more. These fees are calculated based on 24-hour intervals and rounded up to one day for any ground stops that lasts for five hours or more during the first 24-hour interval. The parking charges are determined by the maximum takeoff weight of the aircraft and whether is used for commercial, visiting, or domestic purposes.

In 2021, 2022 and 2023, aircraft parking charges represented 0.1%, 0.05% and 0.04%, respectively, of MBJA’s aeronautical revenues and 0.0%, 0.03% and 0.03%, respectively, of MBJA’s total revenues.

In 2021, 2022 and 2023, aircraft parking charges represented 0.3%, 0.2% and 0.1%, respectively, of NMIA’s aeronautical revenues and 0.2%, 0.1% and 0.1%, respectively, of NMIA’s total revenues.

Airport security charges

Airport security charges in Mexico

In Mexico, we assess an airport security charge on each airline based on the number of its departing terminal passengers (other than diplomats, infants, and transit passengers). This charge is for security equipment such as X-ray machines, metal detectors, and personnel. The amount of the charge depends on the time of day the services are used, the number of departing passengers, and the destination of the flight.

The AFAC and the Ministry of Public Security (Secretaría de Seguridad Pública) issue guidelines for airport security in Mexico periodically. In 2011, the AFAC established rules and procedures for the inspection of carry-on baggage. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Non-Aeronautical Services – Recovery of Costs from Checked Baggage Screening at our Mexican Airports” in this section. To meet these requirements, we enhanced our security measures by providing new training and operating procedures, upgrading our equipment and hiring third-party security personnel. We also improved our coordination with other airports and airlines. However, as security is a top priority in our industry, we may need to update our security measures frequently to address new threats.

In 2021, 2022, and 2023, these charges represented approximately 1.0%, 1.0%, and 1.0%, respectively, of our Mexican airports’ aeronautical services revenues. In addition, they represent approximately 0.8%, 0.6%, and 0.6%, respectively, of our Mexican airports’ total revenues. In 2021, 2022, and 2023, security charges represented 0.6%, 0.8%, and 0.8%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

Airport security charges in Jamaica

In Jamaica, MBJA and NMIA collect a security charge from each airline based on the number of its departing terminal passengers (other than infants and transit and transfer passengers) for the use of x-ray equipment, metal detectors, security personnel services and other related security equipment. The JCAA regulates these charges, which are charged at a flat rate for all passengers’ categories.

In 2021, 2022 and 2023, airport security charges represented 7.0%, 7.0% and 6.9%, respectively, of MBJA’s aeronautical revenues and 4.8%, 4.7% and 4.5%, respectively, of MBJA’s total revenues.

In 2021, 2022 and 2023, airport security charges represented 30.0%, 31.3% and 28.7%, respectively, of NMIA’s aeronautical revenues and 20.0%, 22.6% and 22.2%, respectively, of NMIA’s total revenues.

Passenger walkway and airport bus charges

Passenger walkway and airport bus charges in Mexico

In Mexico, airlines are required to pay fees for using passenger walkways to connect their aircraft to terminals and transporting passengers between terminals and aircraft via airport buses and other means of transportation. The cost of using passenger walkways is based on each unit or service rendered and is limited to a maximum of 30 minutes. On the other hand, charges for the customers’ transportation between terminals and aircraft via airport buses and other vehicles are determined based on the number of trips taken between the terminal and the aircraft.

Passenger walkways are only available at six airports in Mexico, Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato, and Hermosillo. The operation of passenger walkways and airport buses is managed by an independent third party that also maintains relationships with airlines for their use of this equipment. As a result, the airport only receives recovery of cost revenues associated with the energy usage of the walkways and a per-unit fee for the use of the walkways and airport buses.

In 2021, passenger walkway and airport bus revenues equaled Ps.7.5 million, representing 0.05% of our Mexican airports’ total revenues (0.07% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In 2022, passenger walkway and airport bus revenues equaled Ps.8.1 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In 2023, passenger walkway and airport bus revenues equaled Ps.8.2 million, or 0.03% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger walkway charges in Jamaica

At MBJA, airlines are charged for connecting their aircraft to terminals through a passenger walkway or loading bridge. These charges are regulated by the JCAA and are billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter.

In 2021, 2022, and 2023, passenger walkway charges represented 2.7%, 2.2%, and 2.1%, respectively, of MBJA’s aeronautical revenues and 1.9%, 1.5%, and 1.4%, respectively, of MBJA’s total revenues.

NMIA does not assess passenger walkway charges.

Leasing of space to airlines

Leasing of space to airlines in Mexico

We generate regulated revenues by leasing space in our airports to airlines for their operations. These revenues include the leasing of ticket counters, monitors, and back offices.

In 2021, 2022, and 2023, leasing of space to airlines represented approximately 1.4%, 0.8%, and 1.3%, respectively, of our Mexican airports’ aeronautical revenues, and about 0.9%, 0.5%, and 0.7%, respectively, of our Mexican airports’ total revenues (in 2021, 2022, and 2023, revenues from leasing of space to airlines represented 1.1%, 0.7%, and 1.0%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Leasing of space to airlines in Jamaica

MBJA and NMIA receive revenues from leasing land and space, such as back offices and ticket offices, storage, vehicle and aircraft maintenance areas and ground handling equipment space. Land and space leasing is not considered a regulated activity by the JCAA.

Complementary services

Complementary services in Mexico

At our Mexican airports, we generate revenues by charging access and other fees to third-party providers of services such as baggage handling, catering, aircraft maintenance and repair, and fuel. These fees are included in the revenues regulated under our maximum-rate price regulation system. The fees for each third-party service provider are determined based on a percentage of its total revenues.

Under the Mexican Airport Law, we are obligated to provide complementary services at our airports if there are no third-party providers. For example, Menzies Aviation, S.A. de C.V., Aveespress, S.A. de C.V. and Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group), currently manage most of the baggage handling services at our Mexican airports. If these third-party providers cease to provide the services, we would be required to either provide the services ourselves or find other third-party providers.

The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares), also known as “ASA”, is a corporation owned by the federal government, and it maintains an exclusive contract to sell fuel at all of our Mexican airports. We charge ASA a nominal access fee. ASA, in turn, is required to purchase all of its fuel from Petróleos Mexicanos (“Pemex”), a decentralized public entity of the Mexican federal government. If fuel supply activities are privatized by the Mexican government in the future, the terms of our Mexican concessions state that it will be done through a competitive bidding process.

We have contracts with 44 companies that provide the majority of complementary services at our twelve Mexican airports. In 2021, 2022, and 2023, revenues from complementary service fees represented approximately 1.3%, 1.3%, and 1.6%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 0.8%, 0.9%, and 0.9%, respectively of our Mexican airports’ total revenues (in 2021, 2022, and 2023, revenues from complementary service fees represented 1.0%, 1.1% and 1.2%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Complementary services in Jamaica

In Jamaica, MBJA and NMIA generate revenue by charging access and other fees to third-party providers of services such as refueling, inflight catering, ground handling and FBO services. Refueling services are provided by a consortium of two companies: Gulf Stream Petroleum SRL (formerly Total) and GB Energy. The consortium leases land from MBJA and NMIA on which they construct an aviation fuel storage facility. Each operator pays MBJA and NMIA a fuel concession fee based on the number of gallons of fuel sold through the airport’s fueling system. Inflight catering is provided by Goddard Catering through an exclusive contract inherited from the AAJ. The three ground handling services, AJAS, GCG Ground Services (Jamaica) Limited (formerly Jamaica Dispatch), and Eulen America, pay a fee per aircraft and cargo handling, as well as a vehicle permit for vehicles accessing the ramp. IAM Jet Centre is the licensed operator for the provision of FBO services at MBJA and NMIA. The airports are not required by law to provide complementary services, even if a third party is not providing such services at the airports.

In 2021, 2022, and 2023, revenues from complementary service fees represented 15.9%, 16.7%, and 16.6%, respectively, of MBJA’s aeronautical revenues. In addition, they represented 10.9%, 11.3%, and 10.6%, respectively, of MBJA’s total revenues.

In 2021, 2022, and 2023, revenues from complementary service fees represented 10.5%, 9.7%, and 9.2%, respectively, of NMIA’s aeronautical revenues. In addition, they represented 7.0%, 7.0%, and 7.3%, respectively, of NMIA’s total revenues.

Cargo handling

Cargo handling in Mexico

Cargo-related revenues include revenues from leasing of space at our airports to handling agents and shippers, landing fees for each arriving aircraft carrying cargo, and a portion of the revenues earned from other complementary services for each workload unit of cargo. Cargo-related revenues are largely regulated and, therefore, subject to maximum rates applicable to regulated revenue sources. Increases in our cargo volume benefit us for maximum rate calculations, as cargo increases the number of our workload units.

Historically, revenues from cargo handling at our airports have represented an insignificant percentage of our total revenues. However, we believe that Mexico has enormous potential for growth in the volume of cargo transported by air. Currently, Miami and Los Angeles international airports handle a substantial portion of cargo originating in the United States and destined for Latin America. We believe that a portion of this cargo could be routed more efficiently through our Guadalajara airport or our Tijuana airport.

In 2021, 2022, and 2023, our Mexican airports handled approximately 257.3 thousand, 240.9 thousand, and 232.2 thousand metric tons of cargo, respectively. Guadalajara International Airport represents the bulk of our cargo volume. It accounts for approximately 76.7%, 73.4%, and 71.1% of the cargo handled by our Mexican airports in 2021, 2022, and 2023, respectively.

Cargo handling in Jamaica

Most of the cargo transported through Jamaican airports is carried on passenger aircraft, also known as belly cargo. There are only two cargo carriers at the airports, both of which use small aircraft. There are no significant revenues from cargo handling at either our Montego Bay airport or our Kingston airport.

In 2021, 2022, and 2023, the Montego Bay airport handled approximately 4.4 thousand, 5.4 thousand, and 5.3 thousand metric tons of cargo, respectively.

In 2021, 2022, and 2023, NMIA handled approximately 12.9 thousand, 13.7 thousand, and 17.1 thousand metric tons of cargo, respectively.

Ground transportation

Permanent ground transportation in Mexico

Ground transportation vehicles and taxi companies pay an access fee to operate on our airports’ premises in Mexico and we earn revenues from these fees. Mexican law regulates our revenues from providers of ground transportation services considered “permanent”, including access fees charged to taxis and buses. Taxi rates for passengers are also subject to regulation.

Non-aeronautical services

General

Non-aeronautical services historically have generated a significantly smaller portion of our revenues as compared to aeronautical services. The contribution to the sum of our aeronautical and non-aeronautical revenues from non-aeronautical services was 23.4% in 2021, 23.1% in 2022, and 24.2% in 2023. Our revenues from non-aeronautical services are primarily derived from commercial activities.

Our strategy to increase our commercial revenue is based in a market analysis, brand and consumer behavior studies, and careful selection of business operators with innovative concepts and brand recognition. We also redesign and modernize terminal spaces and develop new projects to increase sales per passenger.

In 2021, we collaborated with our business partners to develop new sales strategies for our terminals in response to the COVID-19 pandemic. For instance, we developed a web application to provide our passengers with food and beverage delivery services and no-contact parking payment options. In addition, we established a minimal annual guaranteed discount program for our tenants to maintain low tenant turnover during the pandemic. The discount program ended in 2022.

In 2023, GAP prioritized market research to determine our passengers’ preferences and develop a new brand mix. As a result, Guadalajara airport became the first airport in our group to offer a unique commercial selection featuring well-known brands such as Shake Shack, Los Otates, Maestro Dobel, Farine, Pastriva, Starbucks, and Gongcha, based on the latest market research.

We also continue to expand the number of businesses we operate directly, including converting static to digital signage for advertising and resuming the direct operation of our Aeromarket convenience stores. We also launched the new look and feel in our convenience stores at Los Cabos Airport, which we expect to launch as the new look and feel for all our Aeromarket convenience stores in 2024.

None of our revenues from non-aeronautical services are regulated under the Mexican price regulation system. In Jamaica, all of our Jamaican airport revenues from non-aeronautical services are unregulated except for revenues from car parking facilities.

Revenues from Commercial Activities

Privatized airports generate a significant portion of their revenues from commercial activities, which largely depend on passenger traffic, its passengers’ level of spending, terminal design, the mix of retail tenants, and the basis of fees charged to businesses operating at the airport. Revenues from commercial activities also heavily rely on international passengers, who tend to spend more, particularly on duty-free items. Consequently, it has become more relevant to prioritize the passenger experience in generating more commercial revenue at our airports.

We currently have the following types of commercial activities at each of our airports:

•
Leasing of space. We generate revenues by leasing space in our terminals to airlines and other service providers for certain non-essential activities. These activities include first-class/VIP lounges and are not subject to price regulation under our maximum rates. We classify them as non-aeronautical commercial activities. For example, third-party operated first-class/VIP lounges such as Salon Beyond Banamex and Aeromexico’s Club Premier at Guadalajara airport are examples of such non-aeronautical commercial activities.
•
Retail stores. Our Company generates revenue by leasing space in our terminals to various retail stores such as souvenir and gift shops, fashion and footwear stores, pharmacies, jewelry, electronics, cosmetics, and others. We have recently completed renovations in the commercial areas of our main airports to enhance the product mix of these retail stores. For instance, we conducted a bidding process for 23 spaces at the Guadalajara airport. As a result of the latest bid, the new commercial offer includes well-known brands such as Jaime Ibiza, Steren, Play Cap, Argan, Juguetron, Crocs, Hacienda Guadalajara, Uno de 50, Beach House, Emprende 52, Rumbo Mexico, Fiesta Mexicana, Paulette, and Xocodiva in the Mixed Uses Building.

•
Food and beverage services. During 2023, our company generated significant revenues from leasing space in our terminals to various food and beverage services. These included well-known brands such as Chili’s, Starbucks, Subway, Carl’s Jr, Bubba Gump, and many others. In fact, the revenues from food and beverage services increased by 28.8% compared to the previous year, making it a crucial business line for us. In the last quarter of 2022, we launched a bidding process for 20 spaces at Guadalajara airport. In 2023, the winning operators started their operations on the airside of the Guadalajara Airport terminal, which included popular brands such as Shake Shack, Gong Cha, Farine, Dobel Bar, Los Otates, Petit, Pastriva, HighBall, Loma Linda, Ojo de Agua, Le Pain Quotidien, La imperial, Moshi Moshi, Amorino, Chilis, Starbucks, KFC, Carl’s Jr., Subway, and Tacos Don Miguelon.

Additionally, we released a retail and Food and Beverage (F&B) RFP for the Mixed Uses Building at the Guadalajara Airport. Six F&B units were granted to operators such as Domino’s, P.F. Chang’s, Italiannis, Shake Shake, and Farolito. As a result of this project, F&B became one of the most important business units in terms of revenue performance.

Finally, in 2023, we completed the terrace project, which is considered an iconic building at Guadalajara's Airport.

•
Car rentals. We earn revenue by leasing space in our terminals to car rental service companies, including parking spots, lots, and car rental reservation booths. In 2021, we requested bids from car rental businesses at Los Mochis, Tijuana, and Los Cabos airports. In 2022, Tijuana Airport expanded its check-in area, which improved commercial conditions and increased revenue. We allocated parking spaces to car rental companies as part of our expansion project. In 2023, we initiated several bid calls for rental car companies at Aguascalientes, Guanajuato, Guadalajara, Hermosillo, and Los Cabos airports. Our efforts expanded our business operations by adding a new car rental provider at Guanajuato, Guadalajara, Hermosillo, and La Paz Airports as tenants.
•
Timeshare marketing and sales. We get revenues from timeshare developers to whom we rent space in our Mexican airports to market and sell timeshare units.
•
Duty-free stores. We have duty-free stores at several airports, including Los Cabos, Puerto Vallarta, Guanajuato, Guadalajara, Tijuana, Montego Bay, and Kingston. Our primary goal is to provide international passengers with easy access to the airport's commercial area and ensure they receive high-quality service at our duty-free stores. To achieve this, we charge rent to our tenants based on a percentage of their revenues, subject to a minimum fixed amount based on the size of the store. In January 2023, we opened a new duty-free walk-through store in Montego Bay measuring 1,560 square meters. Additionally, the surface area of our business unit at Guadalajara Airport increased by 565 square meters in 2023. We recently renewed the contracts for duty-free stores at Puerto Vallarta and Guanajuato airports with more profitable financial conditions.
•
Communications. We have recently consolidated all telephone and internet services at our Mexican airports under one provider. As part of our agreement with the provider, we charge them a monthly rental fee. At Jamaica’s airports, two communication companies - Digicel and Flow - provide cellular and fixed-line telephone services. Fixed-line telephone services have reached maturity and are expected to decline due to the increasing use of mobile phones. However, there has been an increase in demand for space outside our terminals to install cellular antennas. This is to improve the level of service offered to our passengers. All of our airports offer wireless internet service, which has been free for our passengers since 2019. We have also sold advertising on our wireless internet since 2020. In August 2023, we will begin negotiations with Total Play to seek an additional option for carrier services. The contract is expected to be signed by November 2024.
•
Financial services. In recent years, we have upgraded and modernized the spaces we lease to financial service providers, like currency exchange bureaus and tax return offices. We have also made improvements to our contract with our principal financial service provider, Globo Cambio. As per the revised agreement, the variable rental rate will rise from 4.5% to 4.8% in Mexican airports and from 1.5% to 1.8% at Kingston airport based on sales. This agreement will be valid for the next six years. We have allocated a specific area for the operation of the HSBC financial institution in the mixed-use building at Guadalajara Airport to continue offering the bank branch service. New banks such as BBVA and Scotiabank have also signed contracts to enhance their presence across some GAP airports.
•
Ground transportation. Mexican law states that non-permanent ground transportation service providers, such as charter buses, are not subject to price regulation under maximum rates and are classified as non-aeronautical commercial activities. In Jamaica, Montego Bay airport receives revenues from ground transportation vehicles and taxi companies that pay an access fee to operate on the premises. Operators pay monthly fees for each vehicle operated on the airport’s premises and for any commercial space used. Ground transportation access fees charged to taxis and buses are not regulated, and they are set by the airport. In 2022, several restricted area access contracts were negotiated with companies like Estafeta, TUM Logistics, and Able Cargo Transportation. With the recovery of the aviation industry, demand for ground transportation services is also on the rise. For example, operators are hiring more drivers and expanding the fleet available to passengers at Guadalajara airport. Airports are currently analyzing data to identify the need for ground transportation to meet demand and offer passengers the highest possible service. To comply with COFECE regulations and ensure compliance at all airports, taxi companies have been separated at the Guanajuato and Morelia airports. They operate independently, both physically and within the sales system.

We currently operate the following commercial lines directly:

•
Parking facilities. We manage car parking facilities at all of our airports, with our main facilities located at Guadalajara and Tijuana airports. The revenue generated by these parking facilities is directly linked to passenger traffic. Currently, in Mexico, there are no maximum rates set for parking facilities, although if the Mexican Antitrust Commission (Comisión Federal de Competencia) determines that there are no competing alternatives for parking at certain airports, they may become regulated. In Jamaica, car parking facility fees are set by the MTM, but we are lobbying the Jamaican Government to allow us to set car parking fees at commercial rates. In recent years, we have invested in expanding our parking facilities at several of our airports, including Guadalajara, Tijuana, Guanajuato, and Mexicali airports. As a result, there has been a 4% increase in public parking spaces during 2023.
•
Advertising. In 2023, our revenues increased by 42.4% compared to 2022. Furthermore, our digital revenue increased by 94.0% compared to 2022. This indicates that our digital transformation strategy, implemented during 2021 and 2022, is working efficiently and is playing a valuable role in our advertising revenue. As media owners, we provide high-impact inventory that is available to meet a wide range of budgets. Our media spaces offer 24/7 visibility and a lower price per impression, providing brands with the flexibility to choose a combination that best suits their business. Our media spaces reach millions of passengers, including consumers and c-suite executives, who are particularly difficult for B2B advertisers to reach.
•
VIP lounges. In 2023, we had a total of 12 VIP lounges operating across nine airports in Mexico. These included one lounge in Guadalajara, two in Los Cabos, three in Puerto Vallarta, and one in Aguascalientes, Guanajuato, Hermosillo, La Paz, Tijuana, and Mexicali. Our VIP lounges in Mexico received over 1.3 million visits in 2023, which was an increase of 29.3% from the previous year. The VIP Lounge in Guadalajara saw an increase of 46.3%, while the VIP Lounges in Los Cabos and Puerto Vallarta saw increases of 17.9% and 17.1%, respectively. In 2020, we rebranded our VIP lounges and improved their image. During the third quarter of 2023, we launched an automatic system to streamline the check-in process for our users. We also introduced VIP PASSPORT, a membership program that allowed users to access our VIP lounges. In 2023, we welcomed over 11,000 users and sold 3,118 memberships, which was a 24% increase from the previous year. At Montego Bay airport, a third party operates our VIP lounges. They have two lounges, one in the arrivals area and another in the departures area. In 2021, we renegotiated the lease terms with the third party, and the fees increased from 20.0% to 23.0% in the VIP Lounge in the departures area, and from 10.0% to 12.0% in the VIP Lounge in the arrivals area. Similarly, at Kingston airport, a third party operates our VIP Lounge.
•
Convenience stores. By the end of December 31, 2023, we had 29 convenience stores and 60 vending machines operating in Mexican airports. In 2023, we directly operated two convenience stores at Los Cabos Airport and one at Guadalajara Airport. Additionally, in 2023 we opened a new store with a new look and feel at Los Cabos Airport Terminal 2. We expect the look and feel of our Aeromarket Convenience Stores to be fully completed in 2024. During 2023, our revenues increased by 53.9% compared to 2022.
•
FBO. In 2023, we continued the refurbishment of the FBO building at Los Cabos airport to improve the experience for passengers and crew. We successfully completed a bidding process with private aviation operators and selected two operators to continue using the facilities. We also continued to provide ground handling services under our brand "Primesky" while meeting service and operational requirements. As a result of our efforts, the FBO saw a 6.4% increase in revenues compared to 2022. Furthermore, construction of a new hangar with a capacity of six aircrafts has begun and is expected to be completed by the last quarter of 2024.

We also repurposed an area in the General Aviation Terminal (GAT) at Hermosillo Airport to create PRIMESKY facilities, offering value-added services for passengers and pilots, including both above and below-wing services.

Domestic passengers in Mexico

In 2021, 2022, and 2023, domestic passengers represented approximately 65.3%, 63.8% and 64.4% of our Mexico terminal passenger traffic, respectively (CBX users at our Tijuana airport were considered international passengers). In addition, we estimate that the minority of our international passengers in Mexico are Mexicans traveling to or from the United States. Through surveys and studies conducted at our airports to better understand the consumption habits of our passengers, we have found that the spending habits of these Mexican international passengers are more similar to our domestic passengers. This is because Mexican international passengers generally purchase fewer products than other international passengers do. To increase consumer spending, we have been increasing the brand recognition of commercial spaces and the products they offer. Based on the surveys and studies we have conducted, we believe this strategy will likely contribute to the growth of consumption among our domestic passengers and our Mexican international passengers. In 2021, 2022, and 2023, consumer spending per passenger in our Mexican airports increased by 9.1%, 7.5%, and 5.4%, respectively, compared to the previous year, partly as a result of the implementation of these strategies.

Recovery of Costs from Checked Baggage Screening at our Mexican Airports

Currently, we have baggage screening equipment installed in eleven out of twelve of our Mexican airports. Additionally, an explosives trace detector system is operational in our Los Mochis airport. As of December 31, 2023, we have signed agreements to operate the baggage screening equipment with every airline customer, and 99.8% of the passengers traveling through our Mexican airports were using the baggage screening system.

We incur ongoing expenses to maintain and operate this equipment, which we currently recover from our airline customers. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

Recent Expansion and Development of Commercial Areas

Privatized airports typically generate between 20% and 30% of their total revenues from commercial activities. In 2021, 2022, and 2023, revenues from non-aeronautical services at our airports accounted for 23.4%, 23.1%, and 24.2% of our total revenues, respectively. As a key part of our business strategy, we have been focused on increasing our commercial revenues by:

•
Redesigning and expanding the space available in our airport terminals allocated to commercial activities:

As part of our effort to boost revenues from commercial activities, we have expanded and redesigned certain terminals in our Mexican airports to accommodate more commercial businesses. In addition, we have redirected the flow of passengers through our airports, increasing their exposure to our airport’s commercial areas. For instance, at Guadalajara airport, the redesigned layouts include food and beverage units, located on the terrace. This space is a newly constructed space, where passengers will be able to be outdoors while they wait to board their flight. A similar layout has been in place at Los Cabos Airport since 2020, and it was completed in 2023. The expanded commercial offering includes brand-new concepts in food and beverages. During 2023, the new layouts for retail and F&B spaces, were completed in the new area of UMG building at the Guadalajara airport.

•
Renegotiating agreements with terminal tenants to be more consistent with market practices:

Additionally, we have improved our lease agreements with existing tenants by using royalty-based lease contracts, where lease amounts are determined by the tenants’ revenues, subject to minimum fixed amounts. Based on the nature of our tenants’ operations, we estimate that approximately 90.4% of current commercial revenues could be arranged as royalty-based contracts. Approximately 98.4% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

•
New project development:

In 2016, we hired a leading hospitality industry consultant to create a mixed-use development at our airport in Guadalajara. Based on the market study results, we developed a building that includes a hotel, commercial spaces, and office spaces. The construction of the mixed-use building began in 2021 and has 45,767 square meters. In 2023, tenders were released and granted to operators. The hotel started operations on March 26, 2024; it has 180 rooms and is operated by Hilton. We expect to dedicate 5,732 square meters to commercial spaces, including retail, food and beverage, and 12,330 square meters to office spaces, which will begin operations in the second half of 2024.

Recognition of Revenues from Improvements to Concession Assets

We recognize revenues and associated costs of improvements to concession assets that we are obligated to perform. These improvements are established by the Master Development Programs at our Mexican airports and the Capital Development Program at our Jamaican airports. Revenues represent the value of the exchange between us and the respective governments regarding these improvements. This is because we construct or provide improvements to the airports as obligated under the Master Development Programs and the Capital Development Program. In exchange, the governments grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations under the Master Development Programs and the Capital Development Program should be considered to be a revenue-earning activity as all expenditures necessary to fulfill the Master Development Programs and the Capital Development Program are included in the maximum tariffs and regulated charges that we charge our customers. Consequently, revenue and expense are recorded in profit or loss when expenditures are made. The cost of such additions and improvements to concession assets is based on the actual costs incurred by us in the execution of the additions or improvements. This is based on the investment requirements in the Master Development Programs and the Capital Development Program. Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to passenger traffic, which is the main driver of our revenues. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

Marketing Activities

Our marketing strategy for aeronautical services is focused on attending business conferences organized by public and private organizations, such as the International Air Transport Association, as well annual conferences like “Routes Americas” and “World Routes” conferences organized by United Business Media. These conferences provide a platform for airlines to exchange information relating to changes in routes and flights. Additionally, we work through several one-to-one meetings with domestic and international airlines to discuss specific route opportunities and performance. In 2023, a total of 81 new routes were opened to and from our airports (as compared to 37 new routes during 2022, and 37 during 2021), many of which originated from air service development work during the past decade. Our airport marketing department works with various airline marketing consultants to gain market intelligence and databases to better execute our network expansion strategy.

Our Mexican Airports

In 2023, our Mexican airports handled 56.5 million terminal passengers. Our two major airports, Guadalajara International Airport and Tijuana International Airport, which serve significant metropolitan areas, accounted for approximately 54.7% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, accounted for approximately 25.7% of our Mexican airports’ total terminal passenger traffic in 2023. Guanajuato International Airport, our largest airport in a mid-sized city, accounted for 5.7% of our Mexican airports’ total terminal passenger traffic in 2023.

All of our Mexican airports are designated as international airports under Mexican law. This means that they are well-equipped to receive international flights and maintain customs and immigration facilities, which are operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2021		2022		2023
		(thousands of pesos)
Guadalajara	Ps.	4,079,672	Ps.	5,439,221	Ps.	6,307,949
Los Cabos		2,842,667		3,804,645		4,101,203
Tijuana		2,376,156		3,223,648		3,537,921
Puerto Vallarta		1,726,000		2,802,324		3,054,140
Guanajuato		702,379		915,624		1,106,152
Hermosillo		411,628		536,194		623,490
Morelia		318,369		411,710		476,230
Mexicali		270,626		325,751		421,725
La Paz		245,240		302,061		319,285
Aguascalientes		206,437		245,834		247,742
Los Mochis		96,615		115,071		130,418
Manzanillo		44,781		61,808		63,427
Total	Ps.	13,320,570	Ps.	18,183,891	Ps.	20,389,682

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2021			2022			2023
	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total
Total Passengers:
Guadalajara	12,242,986	17,001	12,259,987	15,606,625	13,829	15,620,454	17,710,200	10,804	17,721,004
Tijuana	9,667,921	3,776	9,671,697	12,324,561	1,352	12,325,913	13,194,869	5,308	13,200,177
Los Cabos	5,549,570	8,458	5,558,028	7,019,285	19,769	7,039,054	7,715,631	18,140	7,733,771
Puerto Vallarta	4,119,967	2,587	4,122,554	6,208,712	8,024	6,216,736	6,790,100	8,262	6,798,362
Guanajuato	2,118,974	8,711	2,127,685	2,603,216	10,694	2,613,910	3,220,833	14,417	3,235,250
Hermosillo	1,559,923	27,590	1,587,513	1,945,361	30,437	1,975,798	2,189,862	32,320	2,222,182
Mexicali	1,094,029	4,467	1,098,496	1,298,831	8,572	1,307,403	1,603,625	5,853	1,609,478
Morelia	947,076	2,536	949,612	1,172,738	6,653	1,179,391	1,384,262	9,149	1,393,411
La Paz	920,040	4,088	924,128	1,079,680	4,341	1,084,021	1,115,822	3,615	1,119,437
Aguascalientes	793,394	3,128	796,522	929,330	3,542	932,872	928,025	1,704	929,729
Los Mochis	367,696	7,148	374,844	423,986	7,438	431,424	470,721	3,651	474,372
Manzanillo	133,300	343	133,643	165,788	2,460	168,248	180,533	1,911	182,444
Total	39,514,876	89,833	39,604,709	50,778,113	117,111	50,895,224	56,504,483	115,134	56,619,617

(1) Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).

(2) Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2021			2022			2023
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	4,231,825	1,949,282	6,181,107	5,560,386	2,290,143	7,850,529	6,244,733	2,680,797	8,925,530
Tijuana	3,391,209	1,357,422	4,748,631	3,981,390	1,977,026	5,958,416	4,285,644	2,028,889	6,314,533
Los Cabos	989,969	1,781,499	2,771,468	1,259,914	2,236,261	3,496,175	1,463,118	2,394,740	3,857,858
Puerto Vallarta	911,770	1,135,787	2,047,557	1,314,365	1,799,791	3,114,156	1,411,250	1,992,524	3,403,774
Guanajuato	732,913	334,413	1,067,326	902,463	410,596	1,313,059	1,169,427	466,444	1,635,871
Hermosillo	695,338	76,814	772,152	860,423	52,248	912,671	966,588	51,667	1,018,255
Mexicali	497,675	5,077	502,752	575,049	5,605	580,654	734,929	6,338	741,267
Morelia	274,415	205,672	480,087	340,233	251,931	592,164	406,865	305,726	712,591
La Paz	451,421	13,098	464,519	520,656	18,515	539,171	548,555	11,962	560,517
Aguascalientes	281,435	116,081	397,516	336,566	129,401	465,967	309,516	158,747	468,263
Los Mochis	179,376	8,792	188,168	209,040	6,939	215,979	233,709	6,523	240,232
Manzanillo	39,472	25,678	65,150	42,993	39,643	82,636	50,143	39,135	89,278
Total	12,676,818	7,009,615	19,686,433	15,903,478	9,218,099	25,121,577	17,824,477	10,143,492	27,967,969

	Year Ended December 31,
	2021			2022			2023
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	4,308,423	1,753,456	6,061,879	5,594,920	2,161,176	7,756,096	6,258,117	2,526,553	8,784,670
Tijuana	3,500,110	1,429,180	4,929,290	4,127,677	2,238,468	6,366,145	4,584,713	2,295,623	6,880,336
Los Cabos	1,030,399	1,747,703	2,778,102	1,317,875	2,205,235	3,523,110	1,502,589	2,355,184	3,857,773
Puerto Vallarta	936,684	1,135,726	2,072,410	1,340,137	1,754,419	3,094,556	1,448,818	1,937,508	3,386,326
Guanajuato	754,185	297,463	1,051,648	926,214	363,943	1,290,157	1,176,166	408,796	1,584,962
Hermosillo	762,514	25,257	787,771	1,006,824	25,866	1,032,690	1,147,751	23,856	1,171,607
Mexicali	590,741	536	591,277	717,446	731	718,177	861,749	609	862,358
Morelia	266,538	200,451	466,989	332,943	247,631	580,574	388,937	282,734	671,671
La Paz	450,359	5,162	455,521	533,251	7,258	540,509	553,412	1,893	555,305
Aguascalientes	301,399	94,479	395,878	358,233	105,130	463,363	330,226	129,536	459,762
Los Mochis	178,925	603	179,528	207,586	421	208,007	230,065	424	230,489
Manzanillo	47,317	20,833	68,150	54,916	28,236	83,152	62,680	28,575	91,255
Total	13,127,594	6,710,849	19,838,443	16,518,022	9,138,514	25,656,536	18,545,223	9,991,291	28,536,514

The following table shows the passengers who used the CBX facilities to travel from the United States to Mexico and vice versa, who are reported as international passengers in the Tijuana airport.

	Year ended December 31,
	2021	2022	2023
CBX/Tijuana	1,326,384	1,949,457	1,994,023
Tijuana/CBX	1,427,905	2,237,067	2,294,008
Total	2,754,289	4,186,524	4,288,031

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2023:

Capacity by Mexican Airport in 2023

	Peak air traffic movements per hour (1)	Runway capacity (2)
Guadalajara	50	39
Tijuana	31	36
Los Cabos	45	42
Puerto Vallarta	41	38
Hermosillo	26	33
Guanajuato	15	18
La Paz	13	14
Mexicali	9	14
Aguascalientes	11	14
Morelia	11	13
Los Mochis	12	16
Manzanillo	14	17

(1)
Represents the greatest number of air traffic movements in a single hour during the year. Includes commercial and general aviation operations (demand).
(2)
Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport (1)

	For the year ended December 31,
	2021	2022	2023
Guadalajara	149,487	175,761	173,344
Tijuana	78,407	93,090	95,788
Los Cabos	64,343	66,820	68,280
Puerto Vallarta	59,929	70,144	67,906
Guanajuato	29,026	33,683	37,769
Hermosillo	36,480	37,554	36,309
Mexicali	11,100	13,046	14,794
Morelia	12,334	13,031	15,304
La Paz	19,266	19,121	18,262
Aguascalientes	13,925	16,349	16,896
Los Mochis	9,872	9,331	9,346
Manzanillo	5,169	5,237	5,567
Total	489,338	553,167	559,565

(1)
Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2021	2022	2023
Guadalajara	82	89	102
Tijuana	123	132	138
Los Cabos	86	105	113
Puerto Vallarta	69	89	100
Guanajuato	73	77	85
Hermosillo	43	52	60
Mexicali	99	100	108
Morelia	77	90	90
La Paz	48	56	61
Aguascalientes	57	57	55
Los Mochis	37	45	50
Manzanillo	26	32	32
Average	81	92	101

(1)
Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2021	2022	2023
Commercial aviation	364,208	420,430	430,599
Charter aviation	23,895	25,496	22,957
General aviation and other	101,235	107,241	106,009
Total	489,338	553,167	559,565

(1)
Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our largest Mexican airport in terms of passenger traffic, air traffic movements and aeronautical and non-aeronautical revenues. According to SICT, it was the third busiest airport in Mexico in 2023 regarding commercial aviation passenger traffic, handling 17.7 million terminal passengers, accounting for approximately 31.3% of our Mexican airports’ terminal passenger traffic. Approximately 70.6% of the terminal passengers served were domestic passengers, while 29.4% were international passengers. It is estimated that a significant portion of the airport’s international passengers are Mexicans living in the United States visiting Guadalajara. The airport also serves many business travelers traveling to and from Guadalajara. Since its passengers are primarily domestic, the airport’s passenger traffic and results of operations are affected to a significant extent by Mexican economic conditions.

Guadalajara International Airport is located approximately 20 kilometers from the city of Guadalajara, which has a population of approximately 5.3 million inhabitants. It is Mexico’s second-largest city by population and the capital of the state of Jalisco, the country’s second-largest state by population. The city of Guadalajara is a significant hub for both ground and air transportation as it is a major center for the Mexican national highway system. Guadalajara is a crucial center for agricultural commerce since Jalisco is a significant agricultural producer. The state is also essential to Mexico’s maquiladora industry, particularly in the electronic, computer equipment and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border seeking lower labor costs and a more diverse labor pool.

A total of 12 airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus, and Aeromexico. The main non-Mexican airlines operating at the airport are American, Alaska, United, and Delta. Airlines operating at the airport reach 59 destinations. Of these destinations, Mexico City, Tijuana, Cancun, and Los Angeles are the most popular.

Guadalajara International Airport operates 24 hours a day and has two operating runways. One runway has a length of 4,005 meters and a full parallel taxiway, while the other runway has a length of 1,800 meters and a threshold displacement of 300 meters, allowing for a landing distance of 1,500 meters. The runway capacity at this airport is 39 air traffic movements per hour. Additionally, the airport has an Instrument Landing System (“ILS”) CAT I to assist pilots during poor weather conditions. The airport has a main commercial terminal that spans an area of approximately 73,000 square meters and a large parking facility consisting of an additional 68,000 square meters. The terminal has 31 gates and 37 remote boarding positions. Of the 31 gates, 12 have air bridges. Of the international gates, four have air bridges, and of the domestic gates, eight have air bridges. In 2023, the airport transported approximately 165 thousand metric tons of cargo.

In 2023, we continued with a multi-year air-side infrastructure expansion which includes the construction of a second runway with a length of 3,500 meters and corresponding taxiways. It will be certified and ready for operation in the second quarter 2024. We also concluded the construction of the General Aviation Apron which is approximately 181 thousand square meters, and the construction of a new hangar area of more than 33 thousand square meters (45 hangars). This expansion will increase our runway capacity by approximately 100.0%. This air-side expansion includes the construction of more than 729 thousand square meters of runway, taxiways, apron, and service roads.

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

In 2023, we finished the expansion of the terminal building, which includes a food and beverage unit located on a terrace. Passengers will be able to enjoy the outdoors while waiting for their flight. A Tequila concept store and an Aeromarket store located in gate B opened in the first half of 2023. We also continue the refurbishment of the terminal departing lounges, which will feature a new commercial layout. This is expected to be completed by the last quarter of 2024.

The refurbishment and expansion of the international departing lounge is expected to be completed at the end of 2024. This remodeling will benefit current food and beverage, and retail operators located in this area. Additionally, new brands will be able to benefit from it.

We directly operate one VIP lounge at airport in the domestic departures area. It is the only lounge at the airport that has its own security access checkpoint. It operates 24 hours seven days a week. Currently, the second airport’s international VIP lounge is being remodeled, and it is expected to be open at the end of 2024 as a mixed-use building.

In 2021 we began the construction of a new mixed-use building; this new area includes an expansion of the existing terminal building, new commercial areas, an office tower with 12,330 square meters of gross leasable area and a business class hotel with 180 rooms operated by Hilton. The building is connected to the current terminal through the landside and will provide arriving passengers with a wide variety of services. The project is already completed. The hotel started operations on March 26, 2024, while the commercial areas and offices will be ready for operation in the second half of 2024.

Negotiations with hangar tenants took place during the fourth quarter of 2021, and they agreed that during 2023, the private aviation hangars would be relocated to a new area. This will leave the current area empty to allow for expansion of the terminal.

Construction of the brand-new parking building began in 2022, and it is expected to be completed in two phases and have a total capacity of around 10,000 spaces. The first phase is expected to be completed in 2024 and will add around 2,000 parking slots. The second phase is expected to be begin in 2025 and to be concluded in 2028.

In 2023, approximate 16.5% of the sum of our aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues.

A portion of the land on which Guadalajara International Airport is located was expropriated by the Mexican federal government in 1975 pursuant to its power of eminent domain. This land was subject to certain legal proceedings by its former landholders. However, on December 6, 2022, the Federal Government through the Legal Affairs Unit of the Ministry of Infrastructure, Communications and Transportation, the members of the Ejidal Commissariat of the Ejido El Zapote (prior agreement of the assembly) and us signed a judicial agreement to settle the complementary constitutional indemnity in an amount of Ps.82.6 million. The settlement was paid on December 9, 2022, which means that the dispute has been resolved. This agreement generates not only the termination of this dispute but also of any other claim in relation to the 306 hectares that were the subject of the litigation. Even though, the judicial agreement concludes the claims from the Ejido, we cannot provide assurance that new lawsuits can be filed against us in the future. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Financial Information – Legal Proceedings – Ejido participants at Tijuana, Guadalajara and Puerto Vallarta airports.”

Tijuana International Airport

Tijuana International Airport is our second most significant Mexican airport in terms of passenger traffic and air traffic movements, and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic, according to the SICT. In 2023, it served a total of 13.2 million terminal passengers, accounting for approximately 23.4% of our Mexican airports’ terminal passenger traffic. Approximately, 99.7% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is therefore a popular entry point to the United States for Mexican and American travelers, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

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

In December 2015, we inaugurated the international bridge between our Tijuana airport and the U.S. border, or CBX. This bridge allows passengers to cross directly into the United States using a pathway between the airport and the international border. It also facilitates transfers between the United States and Mexico for travelers holding a boarding pass for all flights departing from or arriving in Tijuana. This reduces connection and waiting times at both the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located at Tijuana airport. The corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility is limited to passengers traveling through the airport upon presentation of a boarding pass. It is not subject to additional charges as it is part of the services offered by the Tijuana airport, which are included in the passenger charges. Passengers using the bridge from or to Tijuana may also be subject to toll charges levied by Otay-Tijuana Venture, L.L.C. (“OTV”), the bridge operator on the U.S. side. We estimate that up to 45% of Tijuana’s passengers have a final destination or origin in the U.S., and consequently a significant portion of the passengers at the airport are users of the CBX. Due to its convenience for U.S. residents in the area, the CBX is also increasing the overall number of passengers using the airport. During 2023, the CBX served 4.3 million passengers, approximately 32.5% of Tijuana airport’s total passengers. For more information regarding Otay - Tijuana Venture, L.L.C., see “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

In 2023, we carried on with the renovation works at the Tijuana airport, primarily focusing on the international baggage reclaim area. We built a new international hallway to maintain separate passenger flows for domestic and international passengers. The development is expected to be completed by 2024.

Additionally, we are expanding the general aviation and commercial aviation aprons. The general aviation apron will cover an area of 30 thousand square meters, with 29 aircraft stands and two helicopter stands. We have also started with the expansion of the commercial apron, including seven new aircraft stands. The development is expected to be completed by 2024.

A total of five airlines operate at the airport, of which Volaris and VivaAerobus are the largest. Airlines operating at this airport provide service to 39 destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular.

Tijuana International Airport currently operates 24 hours a day. The airport has one runway with a length of 2,959 meters and a full parallel taxiway. The runway capacity at this airport is 36 air traffic movements per hour. The airport also has an ILS CAT I that assists pilots in poor weather. It has 18 gates serving both domestic and international travelers and 13 remote boarding positions. Of the 18 gates, 10 have air bridges. In 2023, approximately 35.2 thousand metric tons of cargo were transported through the airport.

The commercial aviation area will increase by 42 thousand square meters. We anticipate that the project will be completed by the end of 2024.

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

During the second half of 2022 a study about passengers’ commercial behavior was carried out at Tijuana airport. As a result of this study, the airport’s food and beverage offering will increase both in number and square meters to maximize revenues. There was a bidding process for four retail spaces at arrivals in the first half of 2023, as well as an expansion of the food and beverage area. In addition, it will be an aeromarket in this area.

In 2022, the expansion of the long-stay parking began, which will have an increase of approximately 1,000 parking slots to meet the rising demand at the airport.

Throughout 2023, the VIP lounge received 249,404 visitors, an increase of 31.0% compared to 2022. This VIP Lounge is equipped with a security checkpoint and operates 24 hours a day 7 days a week.

In 2022, we continued the planning phase for the construction of a mixed-use building, which will provide a wide variety of services to arriving passengers, including food and beverage services, travel retail shops, car rental offices, airline offices, and a hotel. Construction is expected to begin in 2024 after the executive project was completed in 2023.

In 2023, approximately 17.6% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

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

Los Cabos International Airport

Los Cabos International Airport is our third most significant Mexican airport in terms of passenger traffic, third in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2023, it handled 7.7 million terminal passengers, accounting for approximately 13.7% of our Mexican airports’ terminal passenger traffic of whom approximately 61.6% were international passengers.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway in the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. According to the Mexican Ministry of Tourism, 2.3 million international tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2023. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of 19 airlines operate at the airport, of which the principal airlines are Volaris, American, VivaAerobus, Alaska, and United. Airlines operating at this airport provide service to 55 destinations. Of these destinations, Mexico City, Los Angeles, Guadalajara, and Tijuana are the most popular. In addition to these routes, Los Cabos receives flights from John F. Kennedy International Airport operated by American Airlines, JetBlue, and Delta Airlines.

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

During 2023, we continued the expansion and renovation of the Los Cabos airport terminals. The main objective of this important expansion was to consolidate Terminal 2 and Terminal 3 as a single terminal, increasing airport capacity and maximizing commercial revenue. This expansion represents more than 19 thousand square meters (an increase of 37%), and over 15 thousand square meters of renovation. The expansion also adds 10 new remote boarding gates and 5 new boarding gates with passenger boarding bridges. The expansion increased capacity in security filters, boarding lounges, immigration, and baggage-reclaim areas, among other functional areas of the terminal-building complex. This expansion will be completed according to a multiannual plan and is expected to be concluded in 2024.

We have started refurbishing and expanding the domestic terminal and anticipate that the construction work will be finished in 2024. Additionally, we are working on the design for extending the baggage claim area at the international terminal, and also expanding Terminal 2. The purpose of these expansions is to introduce a more efficient customs baggage scan system that will reduce the customs processing time for international passengers, and ultimately increase the capacity of the terminal for international passengers.

Currently, we operate approximately 10,114 square meters of commercial space at Los Cabos International Airport; this space includes two VIP lounges and five convenience stores.

During 2019, we improved the commercial layout of the international terminal to maximize sales per passenger through a new commercial mix. In 2020, we began the refurbishment and expansion of the international boarding lounge. The first stage was to build the food court and the escalator that leads to the remote boarding gates lounge where additional commercial offerings are available. This expansion was completed during 2023. As a result, the commercial space in this terminal increased by approximately 60%. During 2019, we solicited bids for ten food and beverage units. As a result of the selection process, brands such as Panda Express, Subway, Sbarro, Carl's Junior, Pacific Grill, Tequila Patron, STK, The Coffee Bean, and Starbucks were incorporated. During 2021, construction of the units awarded as a result of the bid process continued and the STK, Tequila Bar and a new food court started operations. In order to meet demand, a complementary contract was given to the main operator to run an additional fast-food window. During 2023, Tacos Frontera and Pacific Grill started operations. Coffee beans is expected to begin operations in 2024. On the other hand, we solicited bids for the retail areas in 2021. As a result, brands such as El Market Mexico, Beach House, Check Pharmacy, Argan, Satinova, Rumbo los Cabos, Corona, Clase Azul, among others, began operations during the first half of 2022. The reconfiguration and refurbishment of the departing (Terminal 1) lounge was completed in 2023.In terminal 1, a new retail tenant is expected in 2024.

We have started the refurbishment of the Aeromarket convenience store in the domestic terminal is expected to be completed in 2024. The look and feel of four Aeromarket convenience stores are expected by the second quarter of 2024.

In 2023, approximately 28.5% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most significant Mexican airport in terms of passenger traffic, third in air traffic movements and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2023, it handled 6.8 million terminal passengers, accounting for 12.0% of our Mexican airports’ terminal passenger traffic. During 2023, 57.9% of these terminal passengers were international passengers and 42.1% were domestic passengers.

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

A total of 24 airlines operate at the airport, of which the principal airlines are VivaAerobus, Volaris, American, Aeromexico, Alaska and United. Airlines operating at this airport provide service to 60 destinations. Of these destinations, the most popular are Mexico City, Los Angeles, Tijuana, and Monterrey.

Puerto Vallarta International Airport operates 24 hours a day. The airport has one runway with a length of 3,105 meters as well as a parallel taxiway. This airport has one main commercial terminal, an FBO terminal and a general aviation building. The runway capacity at this airport is 38 air traffic movements per hour. The airport has 19 gates, of which five serve domestic flights and 14 serve international flights, nine remote boarding positions and 11 air bridges.

Puerto Vallarta Airport is focusing on developing sustainable infrastructure. In this order we are looking for a new Net Zero Energy Terminal and a LEED Gold Certified building. To reach these goals the design includes solar energy generation, cutting edge HVAC and lighting systems, water treatment and reutilization including rainwater.

We continue the construction of a brand-new commercial aviation apron, with approximately 60 thousand square meters. We anticipate the project to be completed in 2024.

A commercial study was developed to reconfigure the central food and beverage area, located in the domestic departing lounge.

In 2023, an RFP for two units retail located on landside was released, and El Market Mexico was awarded for operating these commercial spaces. Also, Tacos Frontera began operations at the last quarter 2023 and DIVERTI2, which includes Lego Construction Sets vending machine and Sound & Mobile Accessories vending machine, was awarded a contract in January 2023.

As for the three VIP Lounges at Puerto Vallarta, they received 233,255 users during 2023, an increase of 17.1% comparing to 2022. It is important to mention that we began an expansion work during 2023 at the International Lounge that will provide greater user acquisition and will be ready in the first quarter of 2024.

The look and feel upgrade of the four Aeromarket convenience stores is expected to be completed by the second quarter of 2024.

Construction of the new international terminal began in 2022, with a floor area of almost 74 thousand square meters. The new terminal will feature 58 check-in counters, 16 auto-check-in kiosks, 10 inspection lines at the security checkpoint, eight contact boarding gates, seven remote boarding gates, and a new BHS system with two scanning lines. The new terminal is expected to be completed in 2026.

In 2023, approximately 18.4% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues.

Guanajuato International Airport

Guanajuato International Airport is our fifth most significant Mexican airport in terms of passenger traffic, sixth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Guanajuato International Airport was the ninth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2023, it handled 3.2 million terminal passengers, accounting for approximately 5.7% of our Mexican airports’ terminal passenger traffic. During 2023, approximately 72.8% of the terminal passengers served were domestic passengers.

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

Approximately 2.2 thousand metric tons of cargo passed through the airport in 2023.

A total of five airlines operate at the airport, of which the principal airlines are Volaris, VivaAerobus, Aeromexico, and American. Airlines operating at this airport provide service to 32 destinations. Of these destinations Tijuana, Cancun and Mexico City are the most popular.

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

During 2023 we continue the expansion of the commercial aviation apron, adding 28 thousand square meters. We also began the expansion of the general aviation apron with 14 thousand square meters. This is part of a multi-year air-side infrastructure expansion and is expected to conclude in 2024.

New commercial areas and a remodeled and expanded VIP lounge began operations in 2020, and in 2021, the VIP lounge opened its own security checkpoint. During 2023 the VIP Lounge had a 38.9% increase of users in comparing to 2022.

The contracts with our main food and beverage operator were renewed in the second quarter of 2022, which increased financial conditions significantly. The contracts were extended from three to four years according to each contract. In addition, a retail bidding process was conducted for three units. As a result of this process three contracts were awarded to the brands El Market Mexico and Mis Tequilas, two and one locations respectively and a new contract was awarded to this same operator to run a Maison Kayser restaurant in the departing lounge.

Construction of a low-cost public parking lot with over 400 spaces began in 2022 and was completed by the end of December 2023.

During 2022, the installation of a gas station and a convenience store took place. The installation of the gas station. is currently under review by the aeronautical authorities and the convenience store operations began in December 2022.

In August 2023, the private aviation academies were relocated. Further, in 2023, the company ADE Solar was awarded with a hangar and the company Escuela de Aviación Mexico (Aviation Training) began operations at this airport.

During 2024, Dufry is expecting to start the new design of its store. Further, we are expecting to complete the look and feel of the two Aeromarket convenience stores by the second quarter of 2024.

In 2023, approximately 16.5% of the sum of our aeronautical and non-aeronautical revenues generated at Guanajuato International Airport was derived from non-aeronautical revenues.

Hermosillo International Airport

Hermosillo International Airport is our sixth most significant Mexican airport in terms of passenger traffic, sixth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Hermosillo International Airport was the thirteenth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2023, it served approximately 2.2 million terminal passengers, accounting for approximately 3.9% of our Mexican airports’ terminal passenger traffic. During 2023, approximately 96.6% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Guadalajara, Monterrey and Tijuana. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

Approximately 18.4 thousand metric tons of cargo passed through the airport in 2023. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

A total of 17 airlines operate at the airport. The principal airlines are Volaris, VivaAerobus and Aeromexico. Airlines operating at this airport provide service to 16 destinations. Of these destinations, Mexico City, Guadalajara, Monterrey, and Tijuana are the most popular.

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

As part of our business strategy, in recent years we changed the profile and category of services of almost all of the stores at Hermosillo International Airport. This resulted in stores with greater brand recognition. The Aeromarket convenience store operations at Hermosillo airport are directly operated by us once again since the end of 2021. The refurbishment of the Aeromarket convenience store in the domestic terminal is anticipated to be done in 2024. We are anticipating completing the look and feel of the two Aeromarket convenience stores by the third quarter of 2024.

In 2023, we repurposed an area of GAT in Hermosillo Airport to develop PRIMESKY facilities to offer value-added services for our passengers and pilots, including above and below-wing services.

During 2023 the VIP Lounge had an increase of 19.14%, compared to 2022, with 41,246 users.

In 2023, approximately 15.8% of the sum of our aeronautical and non-aeronautical revenues generated at Hermosillo International Airport was derived from non-aeronautical revenues.

Mexicali International Airport

Mexicali International Airport is our seventh most significant Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and eighth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Mexicali International Airport was the twentieth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SICT. In 2023, it served 1.6 million terminal passengers, accounting for approximately 2.8% of our Mexican airports’ terminal passenger traffic.

During 2023, approximately 99.6% of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of four airlines operate at the airport, of which the principal airlines are Volaris and Aeromexico. Airlines operating at this airport provide service to seven destinations. Of these destinations, Mexico City, Guadalajara, and Culiacan are the most popular.

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

The VIP Lounge received 26,866 users during 2023, an increase of 62.7% comparing to 2022.

We are expecting to complete the look and feel of the two Aeromarket convenience stores by the third quarter of 2024.

In 2023, approximately 18.3% of the sum of our aeronautical and non-aeronautical revenues generated at Mexicali International Airport was derived from non-aeronautical revenues.

Morelia International Airport

Morelia International Airport is our eighth most significant Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and seventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Morelia International Airport was the twenty-third busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2023, it served 1.4 million terminal passengers, accounting for approximately 2.4% of our Mexican airports’ terminal passenger traffic. During 2023, approximately 57.5% of the terminal passengers served by this airport were domestic passengers.

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

The Aeromarket convenience store operations at Morelia airport are directly operated by us once again since the end of 2021. We are expecting to complete the look and feel of the two Aeromarket convenience stores by the second quarter of 2024.

As part of the commercial contract for the retail category, ALM Automatic Luggage, which is a suitcases vending machine, was awarded a contract in 2022.

In addition, in the pre-security area, Taste Top Donuts was granted a contract for the commercialization of F&B products in the third quarter of 2022.

One of Guadalajara's private aviation academy is expected to relocate to Morelia in the second quarter of 2024. In 2023, bids for a commercial space dedicated to food and beverage category were solicited. As result of this bid the company Hacienda San Agustin was awarded.

In 2023, approximately 8.7% of the sum of our aeronautical and non-aeronautical revenues generated at Morelia International Airport was derived from non-aeronautical revenues.

La Paz International Airport

La Paz International Airport is our ninth most important Mexican airport in terms of passenger traffic, seventh in air traffic movements and ninth in contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, La Paz International Airport was the twenty-four busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2023, it served 1.1 million terminal passengers, accounting for approximately 2.1% of our Mexican airports’ terminal passenger traffic. During 2023, approximately 98.8% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

A total of six airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico, and VivaAerobus. Airlines operating at this airport provide service to 15 destinations. Of these destinations, Mexico City, Guadalajara and Tijuana are the most popular.

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

The Aeromarket convenience store operations at the La Paz airport are directly operated by us once again since the end of 2021.

In the last quarter of 2022, a contract was granted to Grupo Areas for the Cienaga brand for a seafood restaurant in the departure lounge area. This restaurant began operations in 2023.

During the last quarter of 2022, we awarded a contract to a third party to operate a bar in the pre-security area.

One of Guadalajara's private aviation academy is expected to relocate to La Paz in the second quarter of 2024.

The VIP Lounge received 27,119 users during 2023, an increase of 12.5% comparing to 2022.

We are expecting to complete the look and feel of the one Aeromarket convenience stores by the second quarter of 2024.

In 2023, approximately 14.3% of the sum of our aeronautical and non-aeronautical revenues generated at La Paz International Airport was derived from non-aeronautical revenues.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important Mexican airport in terms of passenger traffic, eight in air traffic movements and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Aguascalientes International Airport was the twenty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2023, it served 928.0 thousand terminal passengers, accounting for approximately 1.6% of our Mexican airports’ terminal passenger traffic. During 2023, approximately 68.7% of the terminal passengers served were domestic passengers. Because airport passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, which is located roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is located in the city of Aguascalientes.

A total of six airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico and American. Airlines operating at this airport provide service to 11 destinations. Of these destinations Mexico City, Tijuana, Dallas, and Cancun are the most popular.

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

During 2023 we continued the expansion of the Terminal building that includes a new immigration and customs area, increasing the terminal surface to 2.6 thousand square meters. This expansion is expected to conclude in 2024.

During 2021, the “Mis Tequilas” store was awarded a commercial contract and began operations during the second quarter of 2022.

During 2023 the VIP Lounge had an increase of 16.7% with 29,222 users. We are expecting to complete the look and feel of the two Aeromarket convenience stores by the second quarter of 2024.

In 2023, approximately 13.8% of the sum of our aeronautical and non-aeronautical revenues generated at Aguascalientes International Airport was derived from non-aeronautical revenues.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Los Mochis International Airport was the thirty-eight busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2023, it served 470.7 thousand terminal passengers, accounting for approximately 0.8% of our Mexican airports’ terminal passenger traffic. During 2023, approximately 98.5% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of four airlines operate at the airport: Volaris, Aeromexico, and VivaAerobus. Airlines operating at this airport provide service to 9 destinations, of which Tijuana, Mexico City, and Guadalajara are the most popular.

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

In 2023, approximately 9.6% of the sum of our aeronautical and non-aeronautical revenues generated at Los Mochis International Airport was derived from non-aeronautical revenues.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2023, Manzanillo International Airport was the forty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SICT. During 2023, the airport served 180.5 thousand terminal passengers, accounting for approximately 0.3% of our Mexican airports’ terminal passenger traffic. During 2023, approximately 62.5% of the terminal passengers served were domestic passengers and 37.5% were international passengers.

Manzanillo International Airport serves the city of Manzanillo and six surrounding municipalities in the small Pacific coastal state of Colima. The city is located on the coast approximately 230 kilometers southeast of Puerto Vallarta and 520 kilometers northwest of Acapulco. The airport serves primarily tourists visiting coastal resorts in Colima and neighboring Jalisco.

A total of five airlines operate at this airport, of which the principal airlines are Aeromexico and Alaska Airlines. Some of the other airlines operate only during the high tourist season (November to April). The principal destinations served by airlines at this airport are Mexico City and Los Angeles.

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

As part of expanding the car rental business, in the month of July 2023, a new brand at the airport “America Car Rental” started operation. During 2023, a contract was awarded to the company MSN 1059 LIMITED for the operation of an FBO, and operations will begin in 2024.

In 2023, approximately 18.4% of the sum of our aeronautical and non-aeronautical revenues generated at Manzanillo International Airport was derived from non-aeronautical revenues.

Montego Bay International Airport

Montego Bay International Airport is Jamaica’s main tourist airport. In 2023, Montego Bay airport served 5.2 million terminal passengers. This made it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2023, 99.9% of the terminal passengers served were international passengers. Of the total passengers in 2023, 76.0% came from the United States, 13.0% came from Canada, 9.0% came from Europe, and 2.0% from other countries.

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

The improvements of the commercial layout began in 2023 with changes in contracts and new brands.

The following table sets forth revenues, passenger traffic and air traffic movement data for Montego Bay airport in 2021, 2022 and 2023:

	January 1 to December 31, 2021		January 1 to December 31, 2022		January 1 to December 31, 2023
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	1,458,595	Ps.	2,383,285	Ps.	2,605,036
Passenger Traffic (in thousands):
Terminal passengers		2,582		4,356		5,212
International passengers		2,582		4,356		5,212
Domestic passengers		0		0		0
Transit passengers		7		48		56
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		14		22		24
Runway capacity (3)		33		33		33
Total air traffic movements (in thousands):		28		37		44
Commercial aviation		22		28		34
Charter aviation		0		0		0
General aviation and other		6		9		10
Average passengers per air traffic movement		91		153		156

(1)
Includes departures and landings.
(2)
Includes commercial and general aviation operations (demand).
(3)
Air traffic movements per hour (capacity).

In 2021, 2022, and 2023, approximately 4.4 thousand, 5.4 thousand and 5.3 thousand metric tons of cargo, respectively, were transported through the airport.

Kingston International Airport

On October 10, 2019, we took control and began to operate NMIA in the city of Kingston, Jamaica.

The passenger profile of Kingston International Airport is business and Visiting Friends and Relatives (“VFR”). In 2023, Kingston airport served 1.7 million terminal passengers. This made it the seventh busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International.

A total of 15 international airlines operate at the airport, providing year-round and seasonal services. Kingston International Airport operates 19 hours daily between 2:00 a.m. and 9:00 p.m. However, it is equipped to operate 24 hours a day if necessary. The airport has one runway measuring 2,716 meters. The runway capacity at this airport is 40 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building.

The following table sets forth revenues, passenger traffic and air traffic movement data for Kingston airport in 2021, 2022, and 2023:

	January 1 to December 31, 2021		January 1 to December 31, 2022		January 1 to December 31, 2023
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	649,694	Ps.	1,140,389	Ps.	1,187,804
Passenger Traffic (in thousands):
Terminal passengers		830.5		1,562.1		1,748.1
International passengers		829.4		1,560.7		1,746.3
Domestic passengers		1.2		1.4		1.8
Transit passengers		1.1		49.5		3.3
Air Traffic Movements (1):
Peak air traffic movements per hour (2)		11		10		10
Runway capacity (3)		40		40		40
Total air traffic movements (in thousands):
Commercial aviation		8.4		14.5		13.6
Charter aviation		1.7		1.6		1.8
General aviation and other		2.8		3.3		3.2
Average passengers per air traffic movement		64.3		80.2		94.1

(1)
Includes departures and landings.
(2)
Includes commercial and general aviation operations (demand).
(3)
Air traffic movements per hour (capacity).

In 2021, 2022, and 2023, NMIA handled approximately 12.9 thousand, 13.7 thousand, and 17.1 thousand metric tons of cargo, respectively.

Non-Airport Subsidiaries

As a holding company, we manage each of our fourteen airports through an operating subsidiary. In addition to these airport subsidiaries, we also have five operating subsidiaries. These subsidiaries are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Puerta Cero Parking, S.A. de C.V. (“PCP”), (iii) Aerocomercializadora del Pacífico, S.A. de C.V. (“ADP”), (iv) Inmuebles Especializados Matrix, S.A. de C.V. ("IEM") and (v) Aerohoteles del Pacífico, S.A. de C.V. ("AHP"). We also have a non-profit foundation, Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

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

AHP

We incorporated AHP as a subsidiary on June 5, 2023. AHP operates hotels with other integrated services.

Fundación GAP

We established this non-profit foundation in May 2013 with the aim to provide education to improve social welfare in the communities near our airports. The foundation’s focus is on education. See “Item 4, Information on the Company – Business Overview – Corporate Social Responsibility – Community Initiatives and Philanthropic Efforts – Fundación GAP.”

IEM

On September 27, 2023, through our subsidiary ADP, we carried out a transaction for the acquisition of 100% of the shares of the Mexican company Inmuebles Especializados Matrix, S.A. de C.V. (IEM), which is dedicated to the sublease of cargo operation areas, hangars and operational areas of the Tijuana Airport.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2023, 19 international airlines and eight Mexican airlines operated passenger flights at all of our Mexican airports. Volaris is our main airline customer, carrying the largest number of passengers at our Mexican airports. VivaAerobus and Aeromexico come next for the second and third largest number of total passengers. In 2021, 2022, and 2023, revenues from Volaris and the passengers it carried through our airports were Ps.4,353.8 million, Ps.5,917.1 million, and Ps.6,801.4 million, respectively, of which Ps.3,982.6 million, Ps.5,384.9 million, and Ps.6,766.2 million, respectively, were paid to the airports in the form of passenger charges. Such passenger charges amounted to 25.5%, 23.9%, and 26.6%, in that order, of the sum of our aeronautical and non-aeronautical revenues for 2021, 2022, and 2023. Revenues from VivaAerobus and the passengers they moved through our airports were Ps.1,328.0 million, Ps.2,099.9 million, and Ps.2,626.4 million, in 2021, 2022, and 2023, respectively. Of these, Ps.1,219.9 million, Ps.1,969.6 million and Ps.2,620.2 million, respectively, were paid to the airports in the form of passenger charges. Such passenger charges represented 7.8%, 8.7% and 10.3%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2021, 2022, and 2023. Revenues from the Aeromexico and the passengers it moved through our airports were Ps.1,059.6 million, Ps.1,551.9 million and Ps.1,665.1 million, during 2021, 2022, and 2023, respectively, of which Ps.943.9 million, Ps.1,398.5 million, and Ps.1,637.2 million, respectively, were paid to the airports for the passengers they moved in the form of passenger charges, representing 6.0%, 6.2%, and 6.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2021, 2022, and 2023.

In 2021, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.270.1 million, of which Ps.183.7 million was paid to MBJA in the form of passenger charges. In 2022, revenues from American Airlines and the passengers it moved through the Montego Bay airport totals Ps.374.3 million. Of this Ps.329.5 million was paid to MBJA in the form of passenger charges. In 2023, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.388.0 million, of which Ps.281.1 million was paid to MBJA in the form of passenger charges. In 2021, 2022 and 2023, revenues from American Airlines and its passengers represented 8.7%, 16.3% and 13.8%, respectively, of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. In 2021, 2022 and 2023 passenger charges collected by American Airlines at MBJA accounted for 1.0%, 1.4% and 1.2%, respectively, of total revenues at our airports (1.2%, 1.7% and 1.5%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2021, 2022 and 2023).

In 2021, revenues from JetBlue Airways Corporation and the passengers it moved through the Kingston airport totaled Ps.189.5 million, of which Ps.128.8 million was paid to NMIA in the form of passenger charges. In 2022, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.299.5 million, of which Ps.214.5 million was paid to NMIA in the form of passenger charges. In 2023, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.305.1 million, of which Ps.166.2 million was paid to NMIA in the form of passenger charges. In 2021, 2022 and 2023, revenues from JetBlue Airways Corporation and its passengers represented 29.2%, 26.2% and 25.6% respectively, of the sum of aeronautical and non-aeronautical revenues for Kingston airport. However, passenger charges from JetBlue Airways Corporation do not represent a significant portion of our total revenues across all our airports.

See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had and may have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.”

In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earn revenues from aircraft landing, parking charges and the leasing of space to these airlines.

Complementary services customers

Our principal complementary services clients are our two principal providers of baggage handling services: Menzies Aviation, S.A. de C.V. and Aveespress, S.A. de C.V., which provided Ps.72.2 million and Ps.45.1 million, respectively, in the form of access fees, in 2023. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.25.0 million and Ps.8.8 million of revenues in the form of access fees in 2023.

We receive a fee from our complementary services clients equivalent to 10% to 15% of their reported sales.

Principal Non-Aeronautical Services Customers

As of December 31, 2023, we have signed approximately 1,336 contracts – which is 0.8% higher than the 1,326 contracts we had as of December 31, 2022. These contracts were executed with commercial services providers in our Mexican airports, such as retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information, promotion services, ground transportation, and cargo. The increase in the number of contracts is due to the expansion of commercial areas at our Mexican airports.

Our largest commercial customers in terms of revenues paid to us were Dufry México, S.A. de C.V. (duty-free stores; Ps.402.4 million in 2023, Ps.418.5 million in 2022, and Ps.324.5 million in 2021), Priority Pass, Inc. (VIP Lounge; Ps.387.2 million in 2023, Ps.298.1 million in 2022 and Ps.208.7 million in 2021), Aerocomidas, S.A. de C.V. (food and beverages; Ps.327.3 million in 2023, Ps.250.2 million in 2022, and Ps.185.7 million in 2021), and Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental; Ps.170.6 million in 2023, Ps.160.3 million in 2022, and Ps.69.9 million in 2021). In Jamaica, MBJA’s biggest commercial customers in terms of revenues paid to MBJA were Dufry Jamaica Limited (duty-free; U.S.$15.8 million 2023, U.S.$10.7 million in 2022, and U.S.$7.5 million in 2021), Express Catering (food and beverages; U.S.$4.2 million in 2023, U.S.$3.2 million in 2022, and U.S.$1.9 million in 2021) and VIP Attractions Limited (passenger lounge; U.S.$4.1 million in 2023, U.S.$2.6 million in 2022, and U.S.$1.5 million in 2021). NMIA’s largest commercial customers in terms of revenues paid to NMIA were TM Traders Limited (duty-free; U.S.$3.2 million in 2023, U.S.$2.9 million in 2022, and U.S.$2.1 million in 2021), Two Hampers and A Mule Limited (Duty Paid; U.S.$0.7 million in 2023, U.S.$0.5 million in 2022 and U.S.$0.3 million in 2021) and Island Car Rental Limited (car rental; U.S.$0.7 million in 2023, U.S.$0.6 million in 2022 and U.S.$0.4 million in 2021).

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

During November and December 2023, the SICT assigned 11 concessions for an indefinite term to a newly created state-owned company called Grupo Aeroportuario, Ferroviario, de Servicios Auxiliares y Conexos Olmeca-Maya-Mexica, S.A. de C.V., which is operated by the Mexican Ministry of Defense (Secretaría de la Defensa Nacional - SEDENA). Such assignments include the right to manage, operate, use and build airports in the states of Sonora, Nuevo León, Tamaulipas, San Luis Potosí, Michoacán, Puebla, Oaxaca, Chiapas, Campeche and Quintana Roo.

In recent years, the Jamaican government has discussed plans to manage commercial passenger traffic in a third international airport, Ian Fleming International Airport, which is located in Boscobel, St. Mary, near the resort town of Ocho Rios, besides build a fourth international airport in Jamaica, most likely on the southern coast at Vernamfield, to meet long-term requirements for the growth of air transport. For more information related to airport competition see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

The relative attractiveness of the locations we serve is dependent on many factors, some of which are beyond our control. These factors include the general state of the Mexican economy and the attractiveness of other commercial and industrial centers in Mexico. This may affect the attractiveness of Guadalajara, Tijuana and other growing industrial centers in our group, such as Hermosillo, Leon, Aguascalientes and Mexicali, due to the nearshoring trend.

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

Corporate Social Responsibility

Sustainability and Environmental Responsibility

Environmental Management in Mexico

We maintain an Integrated Management System in accordance with the requirements of ISO 9001 and 14001:2015 (quality and environment) standards, which provides a benchmark for best practices and allows us to measure environmental performance and efficiency. This system is implemented and has been certified in all of our Mexican airports.

Additionally, our Master Development Programs approved for the 2020-2024 period included measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation; (ii) improvements to residual water treatment plants; and (iii) storage of hazardous and other special wastes. In 2021, 2022, and 2023 we invested Ps.44.1 million, Ps.29.9 million, and Ps.34.6 million, respectively, in these projects.

Since 2015, we established the following objectives for our environmental programs: (i) to reduce the consumption of water per passenger; (ii) to increase the use of treated residual water; (iii) to reduce our GHG emissions; (iv) reduce fuel consumption; and (v) reduce waste disposed in landfills per passenger and increase recycling percentages The following table sets forth certain performance indicators tracked by our environmental management systems.

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31,
	2021 (1)	2022 (2)	2023
Water consumption (in liters per passenger)	17.6	17.9	14.1
Energy consumption (in kilowatt hours per passenger)	1.9	1.9	1.4
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger) (1)	0.96	0.74	0.66
Hazardous waste generation (in kilograms per passenger)	0.00027	0.00031	0.00010
Special waste generation (in kilograms per passenger)	0.13	0.13	0.11

(1)
Figures calculated with the Emission Factor (EF) published by SEMARNAT for CFE electricity generation for each year. 2021 figures recalculated with the corresponding EF.

(2)
2023 figures are estimated and may vary as emission factors for 2023 have not been published.

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

In 2023, PACKAL has been integrated to GAP’s Integrated Management System (IMS), receiving an external audit and certification, complying with the ISO9001:2015 and ISO14001:2015 requirements. Certification was received in December 2023. This subjects PACKAL’s policy and environmental performance to legal compliance and continuous improvement as well as continuous management review and future external audits.

In addition to its certification in the ISO14001:2015, PACKAL has been a participant in the Airport Carbon Accreditation Program since 2022 and is in the process of renewing its level 1 (mapping) accreditation since 2023.

Solar energy

During 2020, we began a “carport” solar system project which consisted of installing 13 solar systems at 11 of our 12 Mexican airports, concluding by the end of 2021. In 2022, we installed a solar system in Los Cabos airport, which is generating electric energy already. As a result of the solar systems installed in Mexico from 2020 to 2023, we have generated 14,357,582 kwh of solar energy at our Mexican airports. This represents approximately 17% of the energy consumption of these airports.

Regarding Montego Bay airport, since 2021 a total of 3.0 MWH capacity for solar generation has been installed with the latest 1.3 MWH installed in 2023.

We began the installation of a solar photovoltaic plant at our Kingston airport in 2021 and started to generate electricity in 2022.

Accreditations

All of our Mexican airports are enrolled in the "Environmental Quality" certification program of the Federal Officer for Environmental Protection, or “PROFEPA”. Our airports in Aguascalientes, Hermosillo, La Paz, Los Mochis, and Morelia also have the highest level of Environmental Performance certification. Guadalajara and Guanajuato are in the process of renewing this level of certification. Tijuana and Hermosillo have the Environmental Quality Level.

In addition, we have registered 14 of our airports for Airport Carbon Accreditation (“ACA”) from Airports Council International (“ACI”). In 2023, Puerto Vallarta, Aguascalientes, and Guadalajara airports renewed their ACA Level 3 (optimization). Morelia, Manzanillo, and Mexicali upgraded their accreditation to level 3. Tijuana, Guanajuato, Hermosillo, La Paz, Los Mochis, Los Cabos, and Montego Bay airports renewed their ACA Level 2 (reduction). In 2023 Kingston obtained its accreditation in Level 1.

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

In addition, as part of our company policies, we provide an annual general medical review for certain employees. As part of our philosophy of well-being and quality of life, we also allocate approximately Ps.23.0 million per year to organize cultural and sports activities, thus encouraging physical activity. Together, these measures help provide a suitable workplace for our employees, as well as the relevant safety tools and equipment to prevent accidents and diseases to the extent possible.

In 2020 due to the pandemic, we implemented a home office model to work remotely and preserve the health and safety of our employees. The home office model to work remotely continued during 2023. During 2021, we helped transport some of our employees to Tijuana and Los Angeles, California to begin their vaccination against COVID-19.

Workplace Culture

Our policy is to provide the same job opportunities to all qualified applicants and to provide employees with a work environment free of harassment or discrimination, where each employee behaves respectfully towards their co-workers, promoting a spirit of collaboration regardless of gender, age, religion or hierarchical level.

In 2023, we continued different projects with the objective of improving workplace culture:

We established a women’s committee, in which various actions were taken to achieve increased gender inclusion and diversity. Some of the actions that were taken include:

- Adherence to the UN Global Compact on gender equality.

- Actions to close the gender pay gap at all levels of the company.

- Creation of a gender equality policy with the objective of promoting a work environment without discrimination and an authentic culture of equality.

- Inclusion in 2023 for the second time in the Gender Equality Index 2023 by Bloomberg.

In addition, we established alliances with different institutions to provide training to employees on matters of female empowerment and gender equality.

Since 2009, we have been evaluated by Expansión Magazine as a “Super Company” in Mexico with respect to workplace culture and professional climate. Since 2013, we have been ranked among the top ten companies in Mexico according to this publication’s annual evaluation of workplace culture. On May 4, 2021, we were recognized as an “Empresa Responsable de Buenas Prácticas Laborales” (Responsible Company with Good Labor Practices) by the Ministry of Labor and Social Prevention. In 2023, we were ranked among the Top 10 of the Western Region as a company certified as a “Best place to Work in Mexico” by Great Place to Work Mexico Institute.

In 2023, we obtained the EDGE (Equity, Diversity and Gender Equality) certification, as its Assess level, as a result of the evaluation of our performance, according to the most rigorous global standards in diversity and inclusion.

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

Community Initiatives and Philanthropic Efforts

GAP Foundation (Fundación GAP)

GAP Foundation is a non-profit organization established by GAP in May 2013 to improve social welfare in communities near our airports. The foundation focuses on education and engages in other charitable activities as well. The GAP Foundation has two main axes, the first one is “GAP Schools”, with the purpose of providing high quality education for children in disadvantaged communities near Guadalajara and Los Cabos airports. The second axis is the Community Centers, which aim to support and promote airport community employees and their families by providing access to education. The purpose of this second axis is to try to end with the educational lagging in the airports by providing support to airport community employees and their families so they can finish their elementary, middle school, and high school education, and by also providing technical training courses to strengthen the professional skills and knowledge.

In September 2014, the first Fundación GAP School was inaugurated near Guadalajara airport, starting with a class of first-grade and 60 students. A new class has been added every year since then. In 2016, another school was built near Los Cabos airport, which started with 60 students. In 2018, a third school was opened near Guadalajara airport, also with 60 students. During 2020, the first middle school was opened for the first generation of students from the first school in Guadalajara. And in 2022, a second middle school in Los Cabos was opened as well. In 2023, the first GAP High School started in Guadalajara with 45 students, the academic program is led by the “Tecnológico de Monterrey” School. All GAP Schools belong to “Red SER”, a national association that manages schools in underserved communities around the country, inspiring in KIPP Schools Teaching.

By the end of 2023, the Foundation had a total of 1,389 students, 909 in Guadalajara and 480 students in Los Cabos. The schools provide psychological support as well as a balanced diet that includes breakfast and lunch to all the students. Also, the four dining rooms that we run are certified for health and balanced nutrition (“Distintivo H”).

Regarding the Community Centers, in 2019, four Community Centers were opened by the first time in Guadalajara, Los Cabos, Aguascalientes, and Puerto Vallarta airports. In 2021, eight additional Community Centers were opened in Tijuana, La Paz, Los Mochis, Hermosillo, Guanajuato, Mexicali, Morelia, and Manzanillo airports. These centers aim to support and promote airport community employees by providing access to education through four categories: Educational Lag, Aeronautics, Hospitality and Commercial, and Trade Workshops.

In 2023, 27,401 people were enrolled in the Community Centers, 1,893 in formal education and 25,508 were trained in more than 254 complementary courses.

The foundation is supervised by a board of trustees, presided over by Mrs. Diez-Barroso. Every year, the board of directors reviews the donation to the foundation. For 2023, the board of directors approved a Ps.136.5 million donation, and over the past ten years, GAP has made around Ps.480.0 million in donations. During 2023, we received additional donations from third parties, and also in November 2023, we hosted for the first time a Fundraising Dinner. The total additional donations we received during 2023 amounted to Ps.9.3 million.

Philanthropic Efforts

GAP has been awarded the Socially Responsible Company Distinction by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or “CEMEFI,” for 16 consecutive years.

Fundación GAP awarded NUVOLA the “Premio Emprendedor Social Coparmex Jalisco 2023” for its social entrepreneurship business model. This social entrepreneur company is committed to the well-being of mothers and their children, which offers intelligent breastfeeding cabins for public and corporate spaces. The award recognizes entrepreneurs and includes a monetary prize that varies by year. A committee from Coparmex (Confederación Patronal de la República Mexicana or the Mexican Employers’ Association) selects the finalists based on their social projects. Once the finalists are selected, we choose the yearly winner based on the finalists’ ability to make the greatest social impact.

Lastly, GAP provides aid for the family members of our students and scholarships for our employees’ dependents. In 2021, 2022 and 2023, we invested Ps.2.8 million, Ps.3.1 million and Ps.3.9 million, respectively, in these programs.

Commitment with Environmental, Social, and Corporate Governance matters

On April 22, 2022, we presented at the Annual General Ordinary Shareholder’s Meeting our 2030 Sustainability Strategy, under the philosophy and commitment to improve environmental, social and governance matters ("ESG").

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

On February 17, 2000, regulations under the Mexican Airport Law were issued. We believe we are currently complying with the material requirements of the Mexican Airport Law and its regulations. Non-compliance with these regulations could result in fines or other sanctions being assessed by the SICT and are among the violations that could result in termination of a concession if they were to occur two or more times in a period of ten years.

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

Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession tax based on its gross annual revenues (excluding revenues from improvements to concession assets) from the use of public domain assets pursuant to the terms of its concession. This concession tax may be revised annually by the Mexican Congress. It was set at a rate of 5% until 2023 and, starting in January 2024, the applicable percentage is 9%. The Mexican concessions establish that any increase in this percentage can be included in the reference value of the next tariff review for the remaining period of the concession, to recover the amount paid and not included in the maximum current rates.

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

Recent Amendments to the Mexican Airport Law and the Mexican Civil Aviation Law

On May 3, 2023, the Mexican government published a decree amending the Mexican Airport Law and the Mexican Civil Aviation Law, introducing several changes such as (i) changing the administrative nature of the AFAC from a regulatory agency to a decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications, and Transportation; (ii) enhancing the regulatory and supervisory responsibilities of the AFAC over civil aviation matters, which were previously assigned to the SICT, including the issuance of technical and administrative regulations applicable to the master development programs; (iii) authorizing the Ministry of Infrastructure, Communications, and Transportation to grant, for an indefinite term, assignments to state-owned entities for the management, operation, and, if applicable, construction of airports; (iv) mandating additional obligations for concessionaires to notify the AFAC about changes in the board of directors, amendments to the bylaws, or any change in the corporate structure of the concessionaire; (v) modifying certain causes for revocation of the concessions and establishing applicable sanctions for concessionaires not complying with flight schedules, timetables, among others; (vi) including a list of causes for revocation of permits granted to aerodromes; (vii) to enforce other concessionaires of civil aerodromes to allow the use and provide airport services to military aircraft for search and rescue activities, for providing support in case of disasters and emergencies, (viii) authorizing the SICT to grant assignments to state-owned entities for providing the service of national air transportation, and (ix) prohibiting cabotage practices of foreign airlines in Mexican territory.

Additionally, such amendments to the Mexican Airport Law (Ley de Aeropuertos) and the Mexican Civil Aviation Law (Ley de Aviación Civil) give the AFAC a greater authority over aviation matters, including, among others (i) granting the authorizations and permits established in the Mexican Airport Law, and deciding on their extension, suspension, amendment, termination or revocation, (ii) overseeing compliance with the terms and obligations arising from concessions, assignments, permits and authorizations and other technical-administrative provisions, (iii) issuing air traffic rules, and (iv) establishing the basis for the assignment of landing and take-off schedules of aircrafts in civilian aerodromes with high traffic.

Amendment to Rules for Tariff Regulation

On October 4, 2023, we received a notification from the AFAC, a decentralized entity of the SICT, informing its decision to unilaterally and without any prior communication with us to modify the terms of the rules for tariff regulation set forth in Annex 7 of the concession agreements dated June 29, 1998, as amended, in connection with the airports GAP operates in Mexico’s Pacific Region. Section 10.21 of the concession agreement provides that Annexes 1 through 5 and Annex 7 may be unilaterally amended by the SICT in accordance with applicable law and regulations. On October 19, 2023, AFAC notified us that the new rules have immediate application, however, the Master Development Plan and the current maximum tariffs (approved in the last tariff review for the period 2020-2024) remain in place. The modification to the tariffs based on the new tariff base regulation will apply to tariffs starting on January 1, 2025, once the ordinary review process of the joint maximum tariff and Master Development Plan for the period 2025-2029 is completed.

The amendments to the rules for tariff regulation include, among others: (i) changes to the discount rate, from cost of capital to weighted average cost of capital, and clarifies some inputs of the formula which were not clear in previous rules; (ii) a claw-back provision related to the excess of real workload units over 3.0% of the workload unit projected in the tariff determination on consolidated basis; (iii) a re-estimation of the reference values of the airports to determine the joint maximum tariff of the period, based on the average traffic units of the last five years; and (iv) a determination of terminal value, taking into consideration the final year of the five-year projection of the ordinary review excluding non-recurring investments, projecting from year six to the end of the concession period.

As of the date of this report, we have not made a determination as to whether the tariff adjustments made by the authority would affect our results of operations. Additionally, we cannot guarantee that the AFAC or any other regulatory authority will refrain from further amending the terms of the tariff base regulation, which may potentially affect the maximum rates for each airport and result in a material adverse impact on our business operations, financial performance, and overall results.

See “Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate.”

Mexican Federal Duties Law

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. As a result of such amendment, the concession fee that concession holders must pay for the use of federal airports, was increased from 5.0% to 9.0% of their gross annual regulated revenues derived from such use. The amendment became effective on January 1, 2024.

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

Role of the SICT

The SICT is the principal regulator of airports in Mexico and is authorized by the Mexican Regulations, mainly by the Mexican Airport Law to perform primarily the following functions:

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
•
Commercial Services. Commercial services are services that are not considered essential to the operation of an airport or aircraft. The list includes, among others, retailers, restaurants, banks and advertisers to whom we lease space.

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

On December 12, 2019, the SICT approved new maximum tariffs and Master Development Programs for the five-year period from 2020-2024 for each of our Mexican airports. The combined maximum tariffs are expressed in workload units for each airport and were determined by the SICT based on traffic projections, operating costs and capital investments included in the Master Development Programs, as well as in accordance with pre-determined parameters for the calculation of the maximum tariff set forth in the concession for each airport. This five-year program took effect on January 1, 2020, and was to be in effect through December 31, 2024. However, due to the COVID-19 pandemic, we delayed certain non-obligatory capital investments, and during the month of August 2020, we filed a proposal for an Extraordinary Review Process of our Master Development Program with the SICT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had and may continue to have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, postponed investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026. Our committed investments decreased by 27% for the 2020-2024 period, as a result of the Extraordinary Review Process.

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

Our Master Development Programs are approved by the SICT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SICT may apply sanctions if we do not so comply. Recently, the SICT reviewed our compliance on an annual basis. The SICT may choose to do this revision officially and apply sanctions on an annual basis if it determines that we have failed in our investment obligations. In March 2020, the SICT certified our compliance with our Master Development Programs for the five-year period from 2015-2019. In March 2022, the SICT begun the certification of our compliance with our Master Development Programs for 2021, concluding the process in October 2022. In March 2023, the SICT begun the certification of our compliance with our Master Development Programs for 2022, concluding in September 2023. As of the date of this report, the SICT is still reviewing our compliance with our Master Development Program for 2023. For a description of the latest amendment to the rules for tariff regulation effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Mexican Aeronautical Services Regulation

The Mexican Airport Law directs the SICT to establish price regulations for services for which there is no competitive market, as determined by the Mexican Antitrust Commission. In 1999, the Mexican Antitrust Commission issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the SICT to establish regulations governing the prices that may be charged for airport services. In addition, access fees may be charged to third parties rendering complementary services at our airports. On November 15, 1999, a revised regulation, the Rules for Tariff Regulation (Regulación Tarifaria), was incorporated into the terms of each of our Mexican concessions, which was amended on October 19, 2023. This regulation provides a framework for the setting by the SICT of five-year maximum rates. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.” For a description of the latest amendment to the rules for tariff regulation effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

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

We can set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SICT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SICT has reviewed our maximum rates and certified that we did not collect revenues in excess of the permitted level in 2020, 2021, and 2022. The review for 2023 will take place during the second quarter of 2024. Since our aggregate revenues resulting from regulated services are not otherwise restricted, increases in passenger and cargo traffic permit greater revenues overall within each five-year interval for which maximum rates are established. However, according to the rules for tariff regulation effective since October 19, 2023, there is a claw-back provision related to the excess of workload units over 3.0% of the workload unit projected in the tariff determination on consolidated basis beginning in 2025-2029 period.

In 2021, 2022, and 2023, approximately 63.1%, 64.3%, and 56.5%, respectively, of our Mexican airports’ total revenues were earned from aeronautical services subject to price regulation under our maximum rates (78.7%, 81.0%, and 76.2%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Maximum Rates for 2020 through 2024

On December 12, 2019, the SICT set new airport maximum rates for the five-year period from January 1, 2020, through December 31, 2024, expressed in constant pesos as of December 31, 2017. On January 2, 2020, these rates were published in the Official Gazette of the Federation (Diario Oficial de la Federación). These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.” See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate.”

On October 4, 2023, we received a notification from the AFAC, a decentralized entity of the SICT, informing its decision to unilaterally and without any prior communication with us to modify the terms of the rules for tariff regulation set forth in Annex 7 of the concession agreements dated June 29, 1998, as amended, in connection with the airports GAP operates in Mexico’s Pacific Region. Section 10.21 of the concession agreement provides that Annexes 1 through 5 and Annex 7 may be unilaterally amended by the SICT in accordance with applicable law and regulations. On October 19, 2023, AFAC notified us that the new rules have immediate application, however, the Master Development Plan and the current maximum tariffs (approved in the last tariff review for the period 2020-2024) remain in place. The modification to the tariffs based on the new rules for tariff regulation will apply to tariffs starting on January 1, 2025, once the ordinary review process of the joint maximum tariff and Master Development Plan for the period 2025-2029 is completed. For additional information, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

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

Due to the COVID-19 pandemic, during August 2020, we filed a request for an Extraordinary Review Process of our Master Development Program with the SICT. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had and may have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, included adjustments to the maximum rates for each of our airports. These tariffs came into effect on January 1, 2021.

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

Methodology for Determining Future Maximum Rates

The rules for tariff regulation, as amended, provides that each airport’s annual maximum rates are to be determined at five-year intervals based on the following variables:

•
Projections for the next fifteen years of workload units, as well as operating costs and expenses related to services subject to price regulation and pre-tax earnings from services subject to price regulation for the next 5 years. The concessions provide that projections for workload units are to be derived from the terms of the relevant concession holder’s Master Development Program for the following fifteen years;

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
•
A discount rate to be determined by the SICT. The concessions provide that the discount rate shall be based on the weighted average cost of capital formula (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall include the risk-free rate of return based on the average over the last five years of the return on dollar-denominated UMS (United Mexican States) bonds issue in the global markets with maturity periods of between 5 and 30 years, plus a market-risk premium based on the premium paid by the market for investment in assets on the stock market; and
•
An efficiency factor to be determined by the SICT expressed in decimals. The maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.70% for the five-year period from January 1, 2020, through December 31, 2024.

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

The concessions provide that each airport’s reference values, and discount rate and the other variables used in calculating the maximum rates do not in any manner represent an undertaking by the SICT or the Mexican government as to the profitability of any concession holder. Therefore, whether or not the maximum rates (or the amounts up to the maximum rates that we are able to collect) multiplied by workload units at any airport generate a profit or exceed our profit estimates, or reflect the actual profitability, discount rates, capital expenditures or productivity gains at that airport over the five-year period, we are not entitled to any adjustment to compensate for any shortfall. On the other hand, from the seventh ordinary period of determination of the Joint Maximum Tariff, a comparison will first be made of forecast traffic units in the immediately preceding five-year period against the actual traffic results over the same time. If there is an accumulated difference greater than 3.0% in the airport group, an adjustment will be made to the reference value (year six according to the authorization document) to be used for the new calculation. The economic value resulting from the excess traffic units above 3% will be deducted from the reference value for year 6 of the five-year period immediately preceding the regular review. Economic value means regulated revenue less concession fees on the excess income.

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SICT may proportionately reduce the maximum rate in the immediately subsequent year. In addition, it may assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2024, the daily general minimum wage in Mexico was Ps.248.93. As a result, the highest penalty at such date could have been approximately Ps.12.4 million (approximately U.S.$738.1 thousand) per airport.

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

The SICT is entitled to revoke a concession without prior notice as a result of the first six events described above. Regarding the other violations listed above, violations may result in revocation of a concession only if sanctions have been imposed at least two times for the same cause in a ten-year period.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the general daily minimum wage in Mexico may be assessed for failure to comply with the law or the terms of a concession. Such sanctions may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2024, was Ps.49.8 million (U.S.$2.9 million) for an individual failure to comply.

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

During 2018, a new carbon dioxide (“CO2”) market commenced operating in Mexico. The market requires that industries that generate above a certain amount of CO2 emissions, including airport concession owners, pay for rights to excess emissions. Commencing in 2019, the legislation requires that companies subject to it report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). We are subject to this legislation and began reporting our emissions in 2018. In 2019, we began submitting our emissions reports for verification by the Mexican Emissions Registry. In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. During 2023, standards have not undergone through modifications. For more information see “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.”

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

In addition, the ICAO provides certification based on compliance with safety, regulatory and efficiency standards for aircraft operations at aerodromes. This certification ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. During 2022 and 2023, our twelve airports maintained their ICAO aerodrome certification.

COVID-19

The COVID-19 outbreak and efforts to contain it led to government-imposed travel restrictions, flight cancellations and a marked decline in passenger demand for air travel, among other material adverse effects on our business and results of operations. See “Item 3 – Risk Factors – Risks Related to Our Operations – Developments related to the outbreak of COVID-19 have had and may continue to have, a material adverse impact on our financial conditions or results of operations beyond our control.” As a result of the instability in the travel industry created by the COVID-19 pandemic, our results of operations could be volatile and subject to rapid and unexpected change.

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

Measures adopted during 2022 were maintained throughout 2023.

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

ORGANIZATIONAL STRUCTURE

We have ninenteen subsidiaries in Mexico: one operating subsidiary for each of our twelve Mexican airports; two subsidiaries (SIAP and CORSA) that provide administrative and operational services; one subsidiary (PCP) that provides parking services across our twelve Mexican airports; one non-profit foundation (Fundación GAP); one operating subsidiary (ADP), commercial businesses such as VIP lounges, convenience stores and other services such as the installation of solar carport systems within the parking areas of our Mexican airports, one operating subsidiary (AHP), for hotel infrastructure and one operating subsidiary (IEM), sublease of cargo operation areas and hangars. We have one Spanish subsidiary (DCA) that holds 74.5% stake in our Jamaican operating subsidiary (MBJA) for the Montego Bay airport, and one Jamaican subsidiary, PAC Kingston Airport Limited (PACKAL), that holds our concession for the Kingston airport since October 2019. We also have a holding company subsidiary in Brazil, GA del Pacífico Participações do Brasil LTDA, established in 2010 but thus far remaining inactive and with no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2023:

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holder of concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holder of concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holder of concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holder of concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holder of concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holder of concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holder of concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holder of concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holder of concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holder of concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holder of concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holder of concession for Manzanillo International Airport
Desarrollo de Concesiones Aeroportuarias, S.L.U.	Spain	100%	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited	Jamaica	74.5%	Holder of concession for Montego Bay International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Administrative services
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provides personnel services
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Operation of parking lot
GA del Pacífico es do Brasil, LTDA	Brazil	100%	Holding company for other acquisitions (incorporated in 2010; not operational through the date of this filing )
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit Organization dedicated to social orientation and infrastructure support of educational institutions
Aerocomercializadora del Pacifico, S.A. de C.V.	Mexico	100%	Operation of hotel infrastructure and other commercial services
PAC Kingston Airport Limited (PACKAL)	Jamaica	100%	Holder of concession for Norman Manley International Airport
Inmuebles Especializados Matrix, S.A. de C.V. (IEM)	Mexico	100%	Subleasing of cargo operation areas and hangars
Aerohoteles del Pacífico, S.A. de C.V. (AHP)	Mexico	100%	Operation of hotels with other integrated services

(1)
We directly hold 99.99% of the shares in each of our Mexican operating subsidiaries. The remaining shares of SIAP are held by Aeropuerto de Guadalajara, S.A. de C.V., while the remaining shares of our other Mexican subsidiaries are held by SIAP. As a result, we directly or indirectly hold 100% of the shares of each of our subsidiaries except MBJA.

PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located in Guadalajara, Jalisco. We lease the office space for our corporate headquarters, located on the third, fifth, sixth, twelfth floors of Torre Pacífico and sixth and seventh floors of Torre Atlántico, from Guadalajara World Trade Center. In addition to our corporate headquarters in Guadalajara, we also lease office space in Colonia Polanco, in Mexico City from third parties.

Pursuant to the Mexican National Assets Law (Ley General de Bienes Nacionales), all real estate and fixtures in our Mexican airports are owned by the Mexican government. Each of our Mexican concessions is scheduled to terminate in 2048. However, each concession may be extended one or more times for up to an aggregate of an additional 50 years. The option to extend a concession is subject to our acceptance of any changes to such concession that may be imposed by the SICT. In addition, we must comply with the terms of our current concessions. Upon expiration of our Mexican concessions, the concession assets automatically revert to the Mexican government, including improvements we may have made during the terms of the concessions. This is free and clear of any liens and/or encumbrances. We will be required to indemnify the Mexican government for damages to these assets. This is except for those caused by normal wear and tear.

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

Our airports and other properties are covered by comprehensive insurance policies that protect our principal assets in case of natural disasters, accidents, terrorism, or similar events, subject to customary limits. Our Mexican airports are insured with a general policy worth Ps.3.0 billion that covers our assets and infrastructure. There is also a U.S.$500.0 million policy that covers personal and property damages to third parties. In addition, our Mexican airports are covered against terrorist acts by a Ps.500.0 million insurance policy that protects our property. The Montego Bay airport is insured with a U.S.$353.0 million policy that covers property damage, business interruptions, and losses. It also has a U.S.$100.0 million insurance policy that covers damage caused by any single terrorist event. Moreover, the Montego Bay airport is covered by a U.S.$750.0 million annual insurance that protects against personal and property damage to third parties. The Kingston airport carries a U.S.$265.0 million insurance policy that covers property damage, business interruptions and losses caused by bodily injury. In addition, it has a JMD 10 million annual insurance policy that covers loss or damage resulting from death and/or personal injury suffered by any employee.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The discussion below should be read along with our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and the notes to those financial statements. These financial statements are included elsewhere in this annual report and provide better understanding of our business and historical results of operations.

OVERVIEW

We operate a total of 14 airports, 12 in Mexico’s Pacific and Central regions and two in Jamaica, all of which were granted to us under concessions by the respective governments. Our primary source of revenues come from providing aeronautical services related to the use of our airport facilities by airlines and passengers. In 2021, 2022, and 2023, approximately 63.0%, 63.3%, and 58.0% of our total revenues came from aeronautical services, respectively. These services represented 76.6%, 76.9%, and 75.8% of our total aeronautical and non-aeronautical revenues in 2021, 2022, and 2023, respectively. Our revenues from aeronautical services depend on passenger and cargo volumes at our airports, and are also subject to the maximum rates we are allowed to charge under the price regulation system established by the SICT and JCAA. Under this system, we are allowed to charge a maximum rate for each unit of traffic volume (measured in workload units) at each airport. Therefore, our revenues from aeronautical services increase with higher passenger and cargo volumes.

We also generate revenue from non-aeronautical activities, such as leasing space to restaurants, retailers, and service providers. Our non-aeronautical revenues are mainly influenced by the passenger volume at our airports and the mix of commercial services offered. These revenues are not subject to the price regulation system established by the SICT and JCAA. Therefore, our ability to negotiate favorable contracts with commercial service providers and increase rates charged to them is crucial for non-aeronautical revenue growth. Although aeronautical services will continue to be the primary source of our future revenues, revenue growth from commercial activities has surpassed the growth rate of our aeronautical revenues in recent years. As a result, we have renovated commercial areas at our Mexican airports to improve the product mix of retail stores. We also plan to renegotiate agreements with terminal tenants and recover the rights to certain non-aeronautical businesses previously or currently operated by third parties. Additionally, we aim to develop new sources of non-aeronautical revenues by directly operating certain line businesses such as our VIP lounges, advertising, convenience stores, and car parking lots. For more information, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas”.

Traffic at our airports may be adversely affected by external events, as well as increased levels of competition as a result of the attractiveness, affordability, and accessibility of competing tourist destinations in Mexico, such as Acapulco and Cancun, or elsewhere, such as Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic and other Caribbean islands and destinations in Central America. In addition, we expect increased competition due to the government granting new concessions or amending existing permits for other airports that may compete with our airports. For more information, see “Item 3, Key Information – Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

Recent Developments

Financing and Indebtedness

On January 10, 2023, we signed an 18-month loan agreement with Banco Nacional de México, S.A. (“Citibanamex”) for Ps.1.0 billion. The loan agreement has a variable interest rate of TIIE-28 plus 30 basis points, with the principal to be paid upon maturity. The purpose of this loan agreement was to finance capital investments.

On March 27, 2023, we issued 54.0 million in long-term unsecured debt securities for Ps.5.4 billion. The issuance was made in two tranches: i) Ps.1,120.0 million under the ticker symbol “GAP23-L” with a variable rate of TIIE-28 plus 22 basis points, with principal due at maturity on March 23, 2026, and ii) Ps.4,280.0 million under the ticker symbol “GAP23-2L” with interest payable every 182 days at a fixed annual rate of 9.65%, with the principal due at maturity on March 18, 2030. The proceeds of this issuance were allocated to the payment of the bond certificates under the ticker symbol “GAP20-2” issued on June 25, 2020, and maturing on June 22, 2023, for an amount of Ps.602.0 million and the remainder was used for capital investments.

On September 3, 2023, we made the second and final withdrawal of U.S.$30.0 million on its subsidiary MBJ Airports Limited (MBJA) U.S.$60.0 million credit line dated September 1, 2020; the loan has a 5-year term, with a monthly interest rate of SOFR plus 310 basis points and payment of 10% of the principal in the fifty-fourth month and the remaining 90% due at maturity.,.

On September 27, 2023, we signed a 12-month loan agreement with Citibanamex for U.S.$40.0 million. The loan agreement has a monthly interest rate of SOFR plus 25 basis points, with the principal to be paid upon maturity, without commissions. The purpose of this loan agreement was to acquire IEM.

On November 7, 2023, we signed a 12-month loan agreement with Banco Santander Mexico, S.A., (“Santander”) for Ps.1.5 billion. The loan agreement has a variable interest rate of TIIE-28 plus 38 basis points, with the principal to be paid upon maturity, without commission. The proceeds of this loan were used to pay the bank loan with Scotiabank Inverlat for the same amount.

On March 20, 2024, we issued 30.0 million in long-term unsecured debt securities for Ps.3.0 billion. The issuance was made in two tranches: (i) Ps.1,384.8 million under the ticker symbol “GAP 24-L” with a variable interest rate of TIIE-28 plus 25 basis points, with principal due at maturity on March 17, 2027, and (ii) Ps.1,615.2 million under the ticker symbol “GAP 24-2L” with interest due every 182 days at a fixed annual rate of 9.94%, with the principal due at maturity on March 12, 2031. The proceeds of this issuance were allocated to the payment of the bond certificates under the ticker symbol “GAP 19” issued on March 27, 2019, and maturing on March 22, 2024, for Ps.3.0 billion.

Share Repurchases

At our Ordinary Shareholders’ Meeting held on April 13, 2023, our shareholders authorized a repurchase program for up to Ps.2.5 billion, to be allocated in the 12-month period following the meeting. They also approved the proposal to cancel the remaining repurchase fund reserve, approved in the Ordinary General Shareholders’ Meeting held on April 22, 2022, for Ps.499.5 million.

At our Ordinary Shareholders’ Meeting held on April 25, 2024, our shareholders authorized a repurchase program for up to Ps.2.5 billion, to be allocated in the 12-month period following the meeting. They also approved the proposal to cancel the remaining repurchase fund reserve, approved in the Ordinary General Shareholders’ Meeting held on April 13, 2023, for Ps.2.5 billion.

Cancellation of Treasury Shares and Conversion of Series BB Shares

On April 13, 2023, at the Extraordinary Shareholders’ Meeting, our shareholders approved the cancellation of 7,024,113 Series B shares that we had previously repurchased and held as treasury shares. According to Article Six, Clause 2 of our bylaws, our Series BB shares cannot exceed 15% of our authorized capital stock. Therefore, to comply with our bylaws, Bancomext, as the trustee of the trust in which our Series BB shares are held, requested the conversion of 1,053,617 Series BB shares to Series B shares on May 16, 2023. The CNBV authorized this process on February 22, 2024. For a description of the AMP trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

Fluctuation of the Peso

In Mexico, the tariffs in U.S. dollars are invoiced considering the average exchange rate for the 30 days prior to the flight. If the peso has a significant depreciation during the last two months of the year, we may exceed the maximum rates allowed by our concession agreement. This would mean that we would need to issue rebates to airline customers to avoid violating the agreement. However, a depreciation of the peso could have a positive effect on our revenues from both aeronautical and commercial operations, as long as we make sure that our revenues do not exceed our maximum rates. On the other hand, if the peso appreciates, it can have a negative impact on our revenues. Tariffs on international passengers and international flights, as well as some of our contracts with commercial service providers are denominated in U.S. dollars. However, only invoice and collect charges are in Mexican pesos. Therefore, if the peso depreciates against the U.S. dollar, we will collect more pesos, while the appreciation of the peso results in us collecting fewer pesos. This may result in lower commercial revenues in the future, especially if the peso appreciation continues unabated or surpasses historic levels of appreciation. See “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

The value of the peso against the U.S. dollar has changed over three years. In 2022, it increased in value and ended at Ps.19.36 per U.S. dollar on December 31. In 2023, it appreciated for the year and closed at Ps.16.89 per U.S. dollar on December 31. On April 19, 2024, the exchange rate was Ps.16.9948 per U.S. dollar.

Passenger and Cargo Volumes

The following table sets forth certain operating and financial information relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2021		2022		2023
Macroeconomic indicators:
Change in Mexican GDP (1)		5.0%		3.0%		3.0%
Change in Mexican CPI (2)		7.4%		7.8%		4.7%
Change in U.S. GDP (3)		6.9%		1.9%		2.5%
Change in U.S. CPI (4)		7.0%		6.5%		3.4%
Passenger volumes (thousands of passengers) (5):
Domestic terminal passengers in Mexico		25,804.4		32,415.3		36,369.7
International terminal passengers in Mexico		13,720.5		18,362.8		20,134.8
Mexican total terminal passengers		39,524.9		50,778.1		56,504.5
Domestic terminal passengers in Jamaica		1.2		1.4		2.0
International terminal passengers in Jamaica		3,411.2		5,916.8		6,958.0
Jamaican total terminal passengers		3,412.3		5,918.2		6,960.0
Total terminal passengers (thousands)		42,937.2		56,696.3		63,464.4
Cargo volumes (thousands of cargo units) (5):
Cargo units in Mexico		2,572.9		2,409.4		2,321.9
Cargo units in Jamaica		162.7		169.4		221.7
Total workload units		45,672.7		59,275.1		66,008.0
Other operating and financial information:
Change in total terminal passengers		57.1%		32.0%		11.9%
Change in total workload units		54.6%		29.8%		11.4%
Aeronautical revenues (millions of pesos)	Ps.	11,984.0	Ps.	17,336.7	Ps.	19,267.4
Change in aeronautical revenues		65.9%		44.7%		11.1%
Aeronautical revenues per workload unit	Ps.	262.4	Ps.	292.5	Ps.	291.9
Change in aeronautical revenues per workload unit		7.3%		11.5%		(0.2)%
Non-aeronautical revenues (millions of pesos)	Ps.	3,662.4	Ps.	5,197.2	Ps.	6,165.4
Change in non-aeronautical revenues		49.6%		41.9%		18.6%
Non-aeronautical revenues per terminal passenger	Ps.	85.3	Ps.	91.7	Ps.	97.1
Change in non-aeronautical revenues per terminal passenger		(4.8)%		7.5%		5.9%

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

Volumes in Mexico

The majority of the passenger traffic volume at our Mexican airports is made up of domestic passengers. In 2021, 2022, and 2023, approximately 65.3%, 63.8%, and 64.4% of the terminal passengers were domestic. The number of domestic terminal passengers in 2023 increased by 12.2% compared to 2022. The total number of domestic terminal passengers in 2022 increased by 25.6% compared to 2021. Furthermore, during 2023, approximately 88.9% of the international passengers traveling through our Mexican airports were on flights originating in or departing from the United States, compared to 97.5%, and 91.9% in 2021, and 2022, respectively. Therefore, our results are significantly influenced by changes in the Mexican economy and, to a lesser extent, the U.S. economy. These changes include trends and events affecting leisure travel and consumer spending, factors beyond our control.

In 2023, we had 56.5 million terminal passengers, 36.4 million domestic and 20.1 million international. Additionally, 267.8 thousand were on general aviation flights, and 115.1 thousand were transit passengers.

Volumes in Jamaica

Most of Jamaica’s passenger traffic comes from international passengers. In 2023, approximately 99.9% of the terminal passengers using our Jamaican airports traveled internationally. Furthermore, in the same year, approximately 75.5% of the international passengers traveling through Montego Bay airport were on flights to or from the United States, while approximately 64.0% of those traveling through Kingston airport were on flights to or from the United States.

In 2023, MBJA had 5.2 million terminal passengers, of which approximately 18.2 thousand were on general aviation flights and 55.9 thousand were transit passengers.

In 2023, NMIA had 1.7 million terminal passengers, of which approximately 6.3 thousand were on general aviation flights and 3.1 thousand were transit passengers.

Classification of Revenues

We classify our revenues into three categories: (i) aeronautical services, (ii) non-aeronautical services, and (iii) improvements to concession assets. While, historically, most of our revenues have come from aeronautical services, with the inclusion of revenues from improvements to concession assets revenues from aeronautical services and non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2021, 2022, and 2023, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 63.0%, 63.3%, and 58.0%, respectively, of total revenue, while non-aeronautical revenues represented 19.3%, 19.0%, and 18.6%, respectively. However, when we look at the sum of aeronautical revenues and non-aeronautical revenues, aeronautical revenues accounted for 76.6%, 76.9%, and 75.8% in 2021, 2022, and 2023, respectively, with non-aeronautical revenues accounting for the remaining percentage. Revenues from improvements to concession assets accounted for 17.7%, 17.7%, and 23.5% of our total revenues in 2021, 2022, and 2023, respectively.

Our revenue from aeronautical services is subject to price regulation under the maximum rate applicable at each of our airports. These revenues principally consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, leasing of space at our airports to airlines, and complementary services such as fees from handling and catering providers, permanent ground transportation operators, and access fees from fuel providers at our airports.

On the other hand, our revenue from non-aeronautical services is not subject to price regulation under our maximum rates. These revenues generally include revenue earned from car parking, leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), rental and royalty payments from third parties operating stores, providing commercial services at our airports such as car rental agencies, food and beverage providers and retail and duty-free store operators, as well as advertising and fees collected from other miscellaneous sources, such as vending machines and timeshare developers. Furthermore, we generate revenue from the recovery of costs that are included in our non-aeronautical services.

Our revenue from improvements to concession assets represents the fair value of the additions and upgrades made to the concession as per our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. In exchange for making those additions and upgrades, the governments of Mexico and Jamaica grant us the right to obtain benefits for services provided using those assets. These assets are recognized as intangible assets. We hire third parties through a bidding process to make additions and upgrades. The revenue for these services is equal to the costs of making the additions and upgrades. These values represent the fair value of the goods or services received. Although these revenues do not generate actual cash inflows, they are recorded as per IFRS guidelines since revenue generation is inherent in an exchange of dissimilar services, similar to a barter transaction. These revenues do not have a cash impact on our results.

For a detailed description of the components of our revenue categories, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenue.”

For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Aeronautical Services Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2021			2022			2023
	Amount		Percent	Amount		Percent	Amount		Percent
		(millions of pesos, except percentages and workload unit data)
Aeronautical Services Revenues:
Passenger charges	Ps.	9,976.6	83.2%	Ps.	14,443.6	83.3%	Ps.	16,061.2	83.4%
Aircraft landing charges		930.4	7.8		1,262.3	7.3		1,406.9	7.3%
Aircraft parking charges		225.4	1.9		277.8	1.6		305.0	1.6%
Airport security charges		303.1	2.5		517.4	3.0		569.6	3.0%
Passenger walkway charges		27.3	0.2		36.6	0.2		38.4	0.2%
Leasing of space to airlines		175.1	1.5		230.2	1.3		234.5	1.2%
Revenues from complementary service providers (1)		346.1	2.9		568.8	3.3		651.9	3.4%
Total Aeronautical Services Revenues	Ps.	11,984.0	100.0%	Ps.	17,336.7	100.0%	Ps.	19,267.4	100.0%
Other Information:
Total workload units (millions) (2)		45.7			59.3			66.0
Total aeronautical revenues per workload unit	Ps.	261.9		Ps.	292.5		Ps.	291.9
Change in aeronautical revenues (3)			65.9%			44.7%			11.1%
Change in total aeronautical revenues per workload unit (3)			7.2%			11.5%			(0.2)%

(1)
Revenues from complementary service providers include access and other fees charged to third parties providing baggage handling, catering, and other services at our airports.
(2)
Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)
In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific tariffs are structured such that most of our aeronautical revenues come from passenger charges. We expect that this will continue in future agreements. We earn passenger charges from each departing passenger at our airports (except specific exclusions in Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2021, 2022, and 2023, passenger charges represented 83.2%, 83.3%, and 83.4%, of our aeronautical services revenues and 52.5%, 52.8%, and 48.3%, respectively, of our total revenues. In 2021, 2022, and 2023, passenger charges represented 63.8%, 64.1%, and 63.2%, of our combined aeronautical and non-aeronautical revenues.

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2021		2022		2023
	Passengers	% change	Passengers	% change	Passengers	% change
	(in thousands, except percentages)
Guadalajara	5,538.8	50.0%	7,066.7	27.6%	7,955.6	12.6%
Tijuana	4,592.5	51.9	5,741.2	25.0	6,004.7	4.6%
Los Cabos	2,738.7	79.6	3,455.1	26.2	3,798.3	9.9%
Puerto Vallarta	1,995.5	59.0	3,032.2	52.0	3,324.5	9.6%
Montego Bay	1,281.8	55.5	2,176.4	69.8	2,611.3	20.0%
Guanajuato	1,037.9	53.9	1,280.0	23.3	1,581.0	23.5%
Hermosillo	745.0	59.2	888.2	19.2	993.4	11.8%
Mexicali	492.8	48.8	568.2	15.3	726.9	27.9%
Morelia	470.7	53.3	580.6	23.3	698.6	20.3%
La Paz	450.0	60.9	526.6	17.0	542.8	3.1%
Kingston	406.9	28.8	764.1	87.8	871.8	14.1%
Aguascalientes	387.7	68.0	454.3	17.2	456.1	0.4%
Los Mochis	181.1	73.3	207.9	14.80	232.8	12.0%
Manzanillo	62.5	49.5	79.4	27.00	85.8	8.0%
Total	20,381.9	55.9%	26,820.9	31.6%	29,883.6	11.4%

Mexican Aeronautical Services Revenues

The system of price regulation applicable to our aeronautical revenues in Mexico establishes a maximum rate in pesos for each Mexican airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from aeronautical services. On December 12, 2019, the SICT set the maximum rates for the five-year period from January 1, 2021, through December 31, 2024. These rates were latter adjusted on November 27, 2020, due to an Extraordinary Review Process we requested due to the COVID-19 pandemic and its effects on our business. See Item 4, “Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation”, and Item 4, “Special Adjustments to Maximum Rates.” for a description of our maximum rates and the rate-setting procedures for future periods.

Our Mexican concessions provide that our maximum rates must be adjusted annually as determined by the efficiency factor and by changes in inflation. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Revenues Regulation – Methodology for Determining Future Maximum Rates.” Under the regulatory system applicable to our Mexican aeronautical revenues, we can set the specific tariffs for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%) as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate set for such airport for that year. Although the SICT may, in some cases, authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific tariffs applicable to each aeronautical activity. As a result, we are not always able to increase prices to the maximum rates.

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

From January 1, 2020, to December 31, 2024, the efficiency factor is 0.70%. Our weighted average maximum tariffs, as determined by the SICT (prior to inflation adjustments using the Mexican PPI, excluding petroleum), increased by 7.5% in 2021, mainly as a result of the airport maximum tariffs approved in 2020, and decreased by 0.7% in 2022 and 2023. At the same time, the Mexican PPI, excluding petroleum, increased by 10.2% in 2021, 5.7% in 2022, and 0.8% in 2023. Our weighted average maximum tariffs, as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased by 10.1% in 2021, 6.2% in 2022, and decreased 0.8% in 2023. The total workload units at our Mexican airports were 42.1 million in 2021, 53.2 million in 2022, and 58.8 million in 2023. This represents an increase of 55.0% in 2021, 26.4% in 2022, and 10.5% in 2023. Accordingly, when calculating aeronautical revenue per workload unit, the result will fluctuate depending on the relative changes in the factors above. In 2021, aeronautical revenues per workload unit were Ps.248.9, representing an increase of 9.5%. In 2022, aeronautical revenues per workload unit were Ps.276.7, representing an increase of 11.2%. In 2023, aeronautical revenues per workload unit were Ps.280.4, representing an increase of 1.3%. These variations resulted mainly from tariffs adjustments for inflation in our Master Development Programs.

Historically, we have set tariffs for regulated services at our Mexican airports as close to the maximum rates allowed in any given year. We expect to continue this pricing strategy in the future. However, there can be no assurance that we will be able to collect virtually all of the revenues we are entitled to earn from services subject to price regulation in the future or that we will not be sanctioned if we exceed our maximum rates. In prior years, to ensure our compliance with the maximum rate at a particular Mexican airport when the possibility of exceeding that maximum rate arose, we have taken actions in the latter part of the year, such as reducing our specific prices for aeronautical services and offering discounts or rebates, to ensure our compliance with the applicable maximum rate. For a discussion of risks related to our ability to set specific prices, see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate ” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.”

Jamaican Aeronautical Revenues

In Jamaica, revenues from passenger charges, aircraft landing and parking charges, airport security charges, and passenger walkway charges are regulated by the JCAA. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Aeronautical Services.”

The price regulation system applicable to our Jamaican airports’ aeronautical revenues establishes maximum rates in U.S. dollars for a five-year period for charges levied on airlines and passengers using a price cap mechanism. The JCAA must grant permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges, and airport security charges.

For MBJA, the airport fees were established with the concession on April 12, 2003. Regulated aeronautical fees are reviewed every five years. In 2020, the new revenue per passenger yield for the 2020-2024 period went into effect as of January 1, 2020. Passenger and other aeronautical fees increased by 2.0%, 2.6%, and 1.5%, respectively, in 2021, 2022, and 2023.

For NMIA, the maximum rates for the 2020-2024 period came into effect on April 1, 2020. Regulated aeronautical fees are reviewed every five years. In 2021, 2022 and 2023, aeronautical (landing, parking, and bridge) fees remained unchanged, but passenger and security fees increased by 9.1%.

We filed a petition to review the tariffs, capital expenditures, and the terms and conditions of the concession agreement for both airports due impact of the COVID-19 pandemic on traffic. Our petition is under review. We expect a final decision during 2024.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s and PACKAL’s maximum regulated charges and the procedures for setting them for future periods.

Non-Aeronautical Services Revenues

Non-aeronautical services historically generate a smaller portion of our total revenues compared to aeronautical services. Non-aeronautical revenues represented 19.3%, 19.0%, and 18.6% of total revenues in 2021, 2022, and 2023, respectively. Non-aeronautical revenues per terminal passenger were Ps.85.3, Ps.91.7, and Ps.97.1 in 2021, 2022, and 2023, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

Our revenues from non-aeronautical services are primarily derived from commercial activities. We divide non-aeronautical commercial activities into revenues from businesses operated by third parties and revenues from businesses operated directly by us. Businesses operated by third parties include leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities) and rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as timeshare developers, retail stores, food and beverage providers, car rental agencies and duty-free store operators, as well as fees collected from other miscellaneous sources, such as vending machines. Businesses operated directly by us include car parking, advertising, VIP lounges, and convenience stores. Additionally, we derive revenues from the recovery of costs, which are included in our non-aeronautical revenues.

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Services Revenues

	Year ended December 31,
	2021			2022			2023
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and terminal passenger data)
Non-aeronautical Services Revenues:
Businesses operated by third parties:
Food and beverage operations	Ps.	517.3	14.1%	Ps.	778.5	15.0%	Ps.	1,002.9	16.3%
Duty-free operations		537.1	14.7		711.3	13.7		761.5	12.4
Retail operations		401.6	11.0		614.0	11.8		698.2	11.3
Car rentals		401.6	11.0		541.7	10.4		610.2	9.9
Leasing of space (1)		242.9	6.6		305.8	5.9		348.7	5.7
Timeshare operators		189.2	5.2		238.2	4.6		226.3	3.7
Ground transportation		140.7	3.8		171.8	3.3		178.4	2.9
Communications and financial services		80.7	2.2		104.8	2.0		116.5	1.9
Other		118.7	3.2		155.3	3.0		206.2	3.3
Total businesses operated by third parties:		2,629.8	71.8%		3,621.4	69.7%		4,148.8	67.3%
Businesses operated directly by us:
Car parking charges		388.1	10.6		548.9	10.6		706.9	11.5%
Convenience stores		185.3	5.1		322.9	6.2		496.9	8.1
VIP lounges		219.5	6.0		374.0	7.2		432.5	7.0
Advertising		53.2	1.5		106.6	2.1		151.7	2.5
Total businesses operated directly by us:		846.2	23.1		1,352.4	26.0		1,788.1	29.0%
Recovery of costs (2)		186.5	5.1		223.4	4.3		228.6	3.7
Total non-aeronautical services revenues	Ps.	3,662.4	100.0%	Ps.	5,197.2	100.0%	Ps.	6,165.4	100.0%
Other Information:
Total terminal passengers (millions)		42.9			56.7			63.5
Non-aeronautical revenues per terminal passenger	Ps.	85.3		Ps.	91.7		Ps.	97.1
Change in non-aeronautical revenues per terminal passenger (year-on-year)			(4.8)%			7.5%			5.9%

(1)
Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)
Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

During 2021, 2022, and 2023, non-aeronautical revenues were Ps.3,662.4 million, Ps.5,197.2 million, and Ps.6,165.4 million, respectively, representing an increase of 49.6% in 2021, 41.9% in 2022, and 18.6% in 2023. While we believe that aeronautical revenues will continue to represent the majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues, except in the years in which the maximum tariffs are reset.

Non-aeronautical revenues per terminal passenger increased from Ps.91.7 in 2022 to Ps.97.1 in 2023, representing an increase of 6.0%. This increase is due to the expansion of the terminal buildings and the commercial strategy implemented during 2023. While terminal passengers increased by 11.9% in 2023, non-aeronautical services increased by 18.6%.

Non-aeronautical revenues per terminal passenger show the average revenue generated by the commercial areas of our airports, and it is calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. Therefore, if non-aeronautical revenues decline proportionately less than the number of terminal passengers during a period, non-aeronautical revenues per terminal passenger will increase despite the decrease in non-aeronautical revenues. Non-aeronautical revenues per terminal passenger are principally affected by:

•
the commercial offer available at our airports;
•
opening of new commercial spaces at our airports;
•
the level of passenger traffic; and
•
the exchange rate between the Mexican peso and the U.S. dollar. This exchange rate affects our contracts that are denominated in U.S. dollars, which mainly consist of lease contracts for timeshare developers, car rentals, duty-free operations, and certain lease contracts for food and beverages and retail operations.

Certain categories of non-aeronautical revenues are directly impacted by passenger traffic (for example, car parking and rental and food and beverage providers) while others are not (for example, leasing of space, on which we earn at least a minimum fixed rent indexed to inflation each year, as may be increased by which royalty-based payments, as discussed below). Accordingly, non-aeronautical revenues do not always behave in the same manner as passenger traffic or workload units.

Approximately 98.3% of the contracts with third-party tenants that could be arranged as royalty-based have already been executed under those conditions (representing approximately 68.5% of our total non-aeronautical revenues). Under a royalty-based contract, the amount tenants must pay is based on tenants’ revenues, subject to a minimum guaranteed fixed amount related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such a decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

Recognition of Revenues from Improvements to Concession Assets

IFRIC 12 requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant, and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of the consideration received at the time the service is rendered. We recognize revenues and the associated costs of improvements to concession assets in relation to the concession’s obligation to perform improvements as established in the Master Development Programs in Mexico and the Capital Development Program in Jamaica. Revenues represent the value of the exchange between us and the respective government with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs in Mexico and the Capital Development Program in Jamaica, and in exchange, the respective government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations under the Master Development Programs in Mexico and the Capital Development Program in Jamaica should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs and the Capital Development Program are included in the tariffs. Therefore, we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost of such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs and the Capital Development Program.

Through bidding processes, we contract third parties to carry out such construction. The amount of revenues for these services is equal to the amount of costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to passenger traffic, which is the main driver of our revenues. In 2021, we recognized Ps.3,368.5 million in revenues from improvements to concession assets. This represented an increase of 53.6% as compared to 2020. In 2022, we recognized Ps.4,846.4 million in revenues from improvements to concession assets. This represented an increase of 43.9% as compared to 2021. During 2023, we recognized Ps.7,791.3 million in revenues from improvements to concession assets. This represented an increase of 60.8% as compared to 2022.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2021		2022		2023
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and workload unit data)
Operating Costs:
Employee costs (1)	Ps.	1,115.8	Ps.	1,373.3	Ps.	1,724.5	25.6%
Maintenance (1)		546.5		730.6		728.6	(0.3)
Safety, security and insurance (1)		510.4		577.1		691.2	19.8
Utilities (1)		391.8		474.0		485.3	2.4
Other (1) (2)		425.1		626.1		750.6	19.9
Technical assistance fees		526.2		756.6		851.3	12.5
Concession taxes		1,231.0		1,895.2		2,532.9	33.6
Depreciation and amortization:
Depreciation (3)		546.1		728.9		851.6	16.8
Amortization (4)		1,504.4		1,584.5		1,694.1	6.9
Total depreciation and amortization		2,050.5		2,313.4		2,545.7	10.0
Other (income) expenses - net		(8.2)		(26.5)		(15.9)	(39.9)
		6,789.2		8,719.8		10,294.1	18.1%
Cost of improvements to concession assets		3,368.5		4,846.4		7,791.3	60.8
Total operating costs	Ps.	10,157.7	Ps.	13,566.2	Ps.	18,085.4	33.3%
Other Information:
Total workload units (thousands) (5)		45,672.8		59,275.1		66,008.0	11.4
Cost of services per workload unit	Ps.	65.5	Ps.	63.8	Ps.	66.4	4.0%
Cost of services / the sum of aeronautical and non-aeronautical revenues (6)		19.1%		16.8%		17.2%

(1)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for expected credit loss and other operating cost.
(2)
Includes both the “Expected credit loss of the year” and “other operating costs”.
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

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security, and insurance costs, as well as utilities (a portion of which we recover from our tenants) and various other miscellaneous expenses. The cost of services per workload unit is an indicator that is calculated by dividing the cost of services by the workload units for a given period. This indicator is affected annually by:

•
Increases and decreases in the different items included in the cost of services; and
•
Increases and decreases in the relative number of workload units.

Therefore, if the cost of services increases less in proportion to the increase in workload units, the cost of service per workload unit decreases. Similarly, the cost of service per workload unit increases in periods in which the costs of service remain stable but workload units decline.

Our cost of services per workload unit was Ps.65.5 in 2021, Ps.63.8 in 2022, and Ps.66.4 in 2023. This represents a decrease of 2.6% from 2021 to 2022, and an increase of 4.0% from 2022 to 2023. In 2023, the cost of services increased by 15.8%, or Ps.599.0 million, while total workload units increased by 11.4%. This increase was primarily due to an increase in employee costs of Ps.351.2 million, an increase of Ps.124.5 million in other costs, an increase of Ps.114.0 million in safety, security, and insurance costs, and an increase of Ps.11.2 million in utilities. This increase was offset by a decrease in maintenance costs of Ps.1.9 million. In our Mexican airports, cost of services increased by Ps.637.1 million, or 21.3%, which was mainly due to a Ps.355.6 million increase in employee costs, a Ps.149.0 million increase in other costs, a Ps.101.4 million increase in safety, security, and insurance costs, and Ps.46.0 million increase in utilities offset by a Ps.14.9 million decrease in maintenance. For our Jamaican airports, cost of services decreased by Ps.38.1 million, or 4.8%, mainly due to a decrease of Ps.34.8 million in utilities, a decrease of Ps.24.5 million in other costs, a decrease of Ps.4.4 million in employee costs. This was offset by an increase of Ps.13.0 million in maintenance costs, and an increase of Ps.12.6 million in safety, security, and insurance costs.

Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) decreased by 178 basis points from 61.3% in 2022 to 59.5% in 2023, mainly as a result of an increase in the cost of services.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides us with management and consulting services, technical assistance, and technological and industry knowledge and experience in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated income from operations, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. In 2021, 2022, and 2023, this fee was Ps.526.2 million, Ps.756.6 million, and Ps.851.3 million, respectively.

Technical Assistance Fees in Jamaica

Neither MBJA nor NMIA have a technical assistance agreement with third parties in place.

Concession Taxes

Mexican Concession Tax

We are subject to the Mexican Federal Duties Law, which requires each of our Mexican airports to pay a concession tax to the Mexican government equal to 5% of the gross annual revenues (excluding revenues from improvements to concession assets) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. As of January 1, 2024, this percentage increased to 9% in accordance with the decree issued by the Federal Government. The concession tax rate may vary on an annual basis as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If Mexico’s Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the SICT; however, there can be no assurance that the SICT will approve our request.

In 2021, 2022, and 2023, this tax amounted to Ps.662.6 million, Ps.906.8 million, and Ps.1,014.5 million, respectively.

Jamaican Concession Fees

Under the terms of the Concession Agreement and the relevant tax legislation, MBJA is required to pay a monthly concession fee per workload unit to the Jamaican government. This allows it to use and develop the assets subject to the concession. MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee considers the period from April to March of each year, with payment required yearly.

According to the Concession Agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan, or other payment to MBJA’s shareholders. To date, MBJA’s IRR Hurdle has not been reached; the aggregate as of December 2023 was 20.0%.

The concession fee for 2021 was U.S.$3.06 per workload unit served. In 2021, the sum of these monthly and annual concession fees was Ps.173.0 million. The concession fee for 2022 was U.S.$3.04 per workload unit served. In 2022, the sum of these monthly and annual concession fees was Ps.290.9 million. The concession fee for 2023 was U.S.$3.48 per workload unit served. In 2023, the sum of these monthly and annual concession fees was Ps.784.8 million.

The additional concession fee for the periods ending March 2021 and March 2024 was U.S.$8.5 million and U.S.$30.5 million, respectively. In the periods ending in March 2022 and March 2023, we did not generate any additional concession fees.

Under the terms of the NMIA Concession Agreement and the relevant tax legislation, PACKAL is required to pay the Jamaican government a monthly concession fee of 62.01% of the total aeronautical and non-aeronautical revenues based on NMIA’s gross revenues to allow it to use and develop the assets subject to the concession, except for certain cost recovery allowances.

For 2021, 2022, and 2023, PACKAL paid Ps.395.5 million, Ps.697.5 million, and Ps.733.6 million in concession fees, respectively.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we write-off the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs and could be superseded by new investments. In 2021, 2022, and 2023, these write-offs totaled Ps.10.3 million, Ps.15.5 million, and Ps.35.1 million, respectively. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10, and 11 to our audited consolidated financial statements.

Depreciation and Amortization of Jamaican Assets

Our depreciation and amortization expenses in Jamaica primarily reflect the amortization of our investment in our Jamaican airports. This includes the value of certain fixed assets the airports acquired pursuant to the investment requirements under their respective Capital Development Programs. In addition, amortization of MBJA and NMIA concessions’ fair value. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10, and 11 to our audited consolidated financial statements.

Cost of Improvements to Concession Assets

In compliance with our Master Development Programs in Mexico and the Capital Development Program in Jamaica, we invest in additions and upgrades to our concession assets. These investments are reflected according to IFRIC 12. Because we hire third parties to provide construction and upgrade services and we do not recognize a premium on the cost of services, our revenues from improvements to concession assets are equal to the cost of improvements to concession assets, such that the application of IFRIC 12 does not have a cash impact on our results.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than a consolidated) basis.

Our effective tax rates in 2021, 2022, and 2023 were 22.8%, 25.2%, and 24.1%, respectively.

In 2023, our effective tax rate decreased 110 basis points compared to 2022, resulting from a Ps.233.0 million decrease in our current tax expense. This decrease was offset by a Ps.214.8 million decrease in deferred income tax benefits due to lower inflation. The inflation rate in Mexico decreased from 7.8% in 2022 to 4.7% in 2023.

In 2022, our effective tax rate increased 237 basis points compared to 2021, resulting from a Ps.1,534.1 million increase in our current tax expense due to a 56.8% increase in our income before income taxes as a result of the recovery in passenger traffic. This increase was offset by a Ps.229.4 million increase in deferred income tax benefits due to higher inflation. The inflation rate in Mexico increased from 7.4% in 2021 to 7.8% in 2022.

In 2021, our effective tax rate increased 323 basis points as compared to 2020, resulting from a Ps.1,593.2 million increase in our current tax expense due to a 220.8% increase in our income before income taxes, as a result of the recovery from the COVID-19 pandemic lockdowns. This increase was also due to a Ps.274.7 million increase in deferred income tax benefits due to higher inflation. The inflation rate in Mexico increased from 3.2% in 2020 to 7.4% in 2021.

In terms of cash flows, we paid Ps.1,017.1 million, Ps.4,356.8 million, and Ps.4,501.9 million in corporate taxes in 2021, 2022, and 2023, respectively, representing 13.0%, 35.5%, and 35.3% of our earnings before taxes.

Taxation in Mexico

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

We regularly review our deferred tax assets for recoverability. These assets are reduced as necessary to the extent that a future tax benefit is no longer probable. This is based on an analysis of historical taxable income, projected future taxable income, and the expected timing of the reversal of existing temporary differences. In addition, Mexican tax law allows Mexican companies to utilize tax amortization rates that are lower than the maximum allowable rates to modify their tax amortization rates every five years without exceeding the maximum permissible rate. Beginning in 2000, we utilized rates lower than the 15% maximum allowable rate to amortize our airport concessions and rights to use airport facilities for tax purposes.

Taxation in Jamaica

Jamaican companies, including our Jamaican airports, are required to pay corporate income tax on taxable profits, employer taxes on certain employee costs, and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if any dividends are paid to shareholders in subsequent fiscal years based on a prescribed formula. In 2021, 2022, and 2023, our Jamaican airports incurred U.S.$6.9 million (Ps.139.2 million), U.S.$16.7 million (Ps.334.6 million), and U.S.$16.8 million (Ps.299.1 million), respectively, in corporate income tax liabilities.

Employee Profit-Sharing

Employee Profit-Sharing in Mexico

We are subject to the statutory employee profit-sharing regime established under the Mexican Federal Labor Law (Ley Federal del Trabajo). Under this regime, 10% of each unconsolidated company’s annual profits (as calculated for tax purposes) must be distributed among its employees other than its chief executive officer. Profit sharing is calculated by adjusting the year’s taxable income by the income tax for that year as amended by certain provisions. As a result of the 2021 Labor Reform, the employee profit-sharing distribution is capped at three months’ employee salary or the average distribution made over the previous three years, whichever is higher. Therefore, the effective payment for this concept is significantly less than the established percentage.

Employee Profit-Sharing in Jamaica

Our Jamaican airports are not subject to a profit-sharing regime.

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted to Ps.9.7 million in 2021, Ps.12.5 million in 2022, and Ps.15.9 million in 2023.

Employee Retirement Plans in Jamaica

MBJA participates in a defined contribution pension scheme, the assets of which are held in a separate fund administered by trustees and a fund Administrator. Under this contribution pension scheme, MBJA pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. MBJA’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.1.6 million in 2021, Ps.2.8 million in 2022, and Ps.3.2 million in 2023.

As of October 10, 2020, PACKAL participates in a defined contribution pension scheme, given that all employees are permanent. The assets of the pension are held in an Approved Retirement Scheme. Under this contribution pension scheme, PACKAL pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. PACKAL’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.1.0 million in 2021, Ps.1.9 million in 2022, and Ps.2.3 million in 2023.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2021	2022	2023
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar (1)	3.3%	(5.9)%	(12.7)%
Mexican inflation rate (2)	7.4%	7.8%	4.7%
U.S. inflation rate (3)	7.0%	6.5%	3.4%
Increase in Mexican GDP (4)	5.0%	3.0%	3.0%

(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.20.5835 per U.S.$1.00 as of December 31, 2021; Ps.19.3615 per U.S.$1.00 as of December 31, 2022; Ps.16.8935 per U.S.$1.00 as of December 31, 2023.
(2)
Based on changes in the Mexican CPI from the previous period, as reported by INEGI, the Mexican CPI at year-end was 117.308 in 2021, 126.481 in 2022, and 132.373 in 2023.
(3)
As reported by the U.S. Bureau of Labor Statistics.
(4)
Estimated as reported by INEGI.

The general condition of the Mexican economy, changes in the value of the peso as compared to the U.S. dollar, inflation, and high-interest rates have in the past adversely affected, and may in the future adversely affect, our:

•
Depreciation and amortization expense. According to IFRS, if inflation rates over a three-year period approach or exceed 100.0%, the incorporation of inflation into an entity’s financial statements becomes necessary. Therefore, non-monetary assets would be restated, and as a result, the depreciation and amortization of those assets would be higher, negatively affecting our net income.
•
Passenger charges. Passenger charges for international passengers are currently denominated in U.S. dollars but are invoiced and collected in pesos. Meanwhile, passenger charges for domestic passengers are denominated in pesos. Consequently, an appreciation of the peso against the U.S. dollar could cause declines in our revenues from passenger charges for international passengers and, consequently, in our aeronautical revenues. This would also produce a decrease in peso-denominated revenues when compared with the previous year because our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars but are generally invoiced and paid for in Mexican pesos based on the average exchange rate for the month prior to each flight on which the charge is incurred.
•
Finance income (cost). As required by IFRS, our finance income (cost) reflects gains or losses from foreign exchange and gains and losses from interest earned or incurred, and as a consequence, a depreciation or appreciation of the peso would impact the finance income (cost).
•
Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars. However, they are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2021, 2022, and 2023, we collected passenger charges from airlines for an average period of 62, 63, and 62 days, respectively. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SICT at least two times. In the event that any one of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services. We may also be unable to adjust our prices upwards to maximize our regulated revenues.
•
Non-aeronautical revenues. In addition, some of our non-aeronautical revenue contracts are denominated and invoiced in U.S. dollars; however, some of them are collected in Mexican pesos. Consequently, an appreciation of the peso against the U.S. dollar would cause declines in our revenues from these U.S. dollar-denominated contracts.

Results of Operations by Subsidiary

Historically, our most profitable airports have been our Guadalajara, Los Cabos, Montego Bay, and Puerto Vallarta international airports, which handle the majority of our international passengers. In 2021 and 2022, our Tijuana airport had the highest percentage increase in passenger traffic (an increase of 8.4%, and 38.1% compared to 2019). In 2023, our Guanajuato airport had the highest percentage increase in passenger traffic, with an increase of 23.7% compared to 2022.

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

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations

		Year ended December 31,
	2021		2022		2023
		(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	3,296,419	Ps.	4,562,120	Ps.	5,266,036
Non-aeronautical services		783,252		877,101		1,041,913
		4,079,672		5,439,221		6,307,949
Improvements to concession assets (1)		1,463,854		2,474,815		4,271,867
Total revenues		5,543,525		7,914,036		10,579,816
Total costs		2,929,322		4,016,621		5,960,016
Costs of operations (2)		972,506		1,038,575		1,200,960
Cost of improvements to concession assets (1)		1,463,854		2,474,815		4,271,868
Depreciation and amortization		390,393		439,418		459,556
Other expense		102,569		63,813		27,632
Income from operations		2,614,203		3,897,415		4,619,800
Operating margin (3)		47.16%		49.25%		43.67%
Tijuana:
Revenues:
Aeronautical services	Ps.	1,944,451	Ps.	2,690,693	Ps.	2,915,378
Non-aeronautical services		431,706		532,955		622,543
		2,376,156		3,223,648		3,537,921
Improvements to concession assets (1)		876,292		751,422		450,925
Total revenues		3,252,448		3,975,070		3,988,846
Total costs		1,756,191		1,747,712		1,694,275
Costs of operations (2)		550,855		652,611		789,261
Cost of improvements to concession assets (1)		876,292		751,422		450,925
Depreciation and amortization		255,470		341,674		421,742
Other expense		73,574		2,006		32,347
Income from operations		1,496,257		2,227,358		2,294,571
Operating margin (3)		46.00%		56.03%		57.52%
Los Cabos:
Revenues:
Aeronautical services	Ps.	2,003,087	Ps.	2,711,345	Ps.	2,932,155
Non-aeronautical services		839,580		1,093,300		1,169,048
		2,842,667		3,804,645		4,101,203
Improvements to concession assets (1)		520,812		624,893		376,172
Total revenues		3,363,479		4,429,538		4,477,375
Total costs		1,401,722		1,689,683		1,625,390
Costs of operations (2)		577,543		729,687		885,630
Cost of improvements to concession assets (1)		520,812		624,893		376,172
Depreciation and amortization		261,466		302,052		326,768
Other expense		41,901		33,051		36,819
Income from operations		1,961,757		2,739,855		2,851,985
Operating margin (3)		58.33%		61.85%		63.70%

	Year ended December 31,
	2021		2022		2023
		(thousands of pesos, except percentages)
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	1,336,177	Ps.	2,278,063	Ps.	2,492,164
Non-aeronautical services		389,823		524,261		561,976
		1,726,000		2,802,324		3,054,140
Improvements to concession assets (1)		285,667		523,993		1,715,824
Total revenues		2,011,667		3,326,317		4,769,964
Total costs		929,510		1,333,748		2,632,625
Costs of operations (2)		393,268		619,672		647,757
Cost of improvements to concession assets (1)		285,667		523,993		1,715,824
Depreciation and amortization		176,562		196,793		230,169
Other expense (income)		74,012		(6,710)		38,875
Income from operations		1,082,157		1,992,569		2,137,339
Operating margin (3)		53.79%		59.90%		44.81%
Montego Bay:
Revenues:
Aeronautical services	Ps.	1,004,076	Ps.	1,689,682	Ps.	1,804,975
Non-aeronautical services		454,519		693,603		800,061
		1,458,595		2,383,285		2,605,036
Improvements to concession assets (1)		93,205		109,715		206,137
Total revenues		1,551,800		2,493,000		2,811,173
Total costs		1,145,544		1,370,728		1,915,877
Costs of operations (2)		565,828		769,014		1,240,929
Cost of improvements to concession assets (1)		93,205		109,715		206,137
Depreciation and amortization		485,814		491,076		467,968
Other expense		697		923		843
Income from operations		406,256		1,122,272		895,296
Operating margin (3)		26.18%		45.02%		31.85%
Guanajuato:
Revenues:
Aeronautical services	Ps.	570,402	Ps.	760,779	Ps.	923,323
Non-aeronautical services		131,977		154,845		182,829
		702,379		915,624		1,106,152
Improvements to concession assets (1)		8,947		33,868		185,069
Total revenues		711,326		949,492		1,291,221
Total costs		294,703		344,353		529,469
Costs of operations (2)		188,934		232,591		258,612
Cost of improvements to concession assets (1)		8,947		33,868		185,069
Depreciation and amortization		75,962		80,874		87,899
Other expense (income)		20,860		(2,980)		(2,111)
Income from operations		416,623		605,139		761,752
Operating margin (3)		58.57%		63.73%		58.99%

	Year ended December 31,
	2021		2022		2023
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	341,493	Ps.	457,013	Ps.	525,222
Non-aeronautical services		70,135		79,181		98,269
		411,628		536,194		623,491
Improvements to concession assets (1)		17,148		74,231		37,558
Total revenues		428,776		610,425		661,049
Total costs		273,085		335,133		323,068
Costs of operations (2)		168,077		176,020		187,697
Cost of improvements to concession assets (1)		17,148		74,231		37,558
Depreciation and amortization		75,820		86,112		99,271
Other expense (income)		12,040		(1,231)		(1,458)
Income from operations		155,691		275,292		337,981
Operating margin (3)		36.31%		45.10%		51.13%
Other Airport Subsidiaries (4) :
Revenues:
Aeronautical services	Ps.	1,487,850	Ps.	2,187,038	Ps.	2,408,142
Non-aeronautical services		343,913		415,587		437,237
		1,831,763		2,602,625		2,845,379
Improvements to concession assets (1)		102,587		253,467		547,769
Total revenues		1,934,350		2,856,092		3,393,145
Total costs		1,629,097		2,164,046		2,606,287
Costs of operations (2)		1,199,842		1,644,987		1,733,728
Cost of improvements to concession assets (1)		102,587		253,467		547,767
Depreciation and amortization		269,678		284,653		340,128
Other expense (income)		56,990		(19,062)		(15,336)
Income from operations		305,253		692,047		786,858
Operating margin (3)		15.78%		24.23%		23.15%
Other Subsidiaries (5) :
Revenues:
Non-aeronautical services	Ps.	217,534	Ps.	826,406	Ps.	1,251,556
Total revenues		217,534		826,406		1,251,556
Total costs		(201,460)		564,159		798,426
Costs of operations (2)		130,041		569,727		819,713
Depreciation and amortization		59,373		90,669		112,202
Other (income)		(390,874)		(96,237)		(133,489)
Income from operations		418,995		262,248		453,130
Total:
Revenues:
Aeronautical services	Ps.	11,983,954	Ps.	17,336,734	Ps.	19,267,395
Non-aeronautical services		3,662,441		5,197,238		6,165,429
		15,646,395		22,533,972		25,432,824
Improvements to concession assets (1)		3,368,511		4,846,404		7,791,320
Total revenues		19,014,906		27,380,376		33,224,144
Total costs		10,157,714		13,566,182		18,085,431
Costs of operations (2)		4,746,895		6,432,884		7,764,285
Cost of improvements to concession assets (1)		3,368,511		4,846,404		7,791,320
Depreciation and amortization		2,050,539		2,313,321		2,545,702
Other (income)		(8,231)		(26,427)		(15,876)
Income from operations		8,857,192		13,814,194		15,138,713
Operating margin (3)		46.58%		50.45%		45.57%

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

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2021		2022		2023		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	11,983,954	Ps.	17,336,734	Ps.	19,267,395	11.1%
Non-aeronautical services		3,662,441		5,197,238		6,165,429	18.6%
		15,646,395		22,533,972		25,432,824	12.9%
Improvements to concession assets		3,368,511		4,846,404		7,791,320	60.8%
Total revenues		19,014,906		27,380,376		33,224,144	21.3%
Operating costs:
Employee cost (1)		1,115,750		1,373,264		1,724,461	25.6%
Maintenance (1)		546,548		730,568		728,618	(0.3)%
Safety, security and insurance (1)		510,440		577,122		691,155	19.8%
Utilities (1)		391,836		474,032		485,265	2.4%
Allowance for expected credit loss (1)		15,487		41,444		29,395	(29.1)%
Other operating cost (1)		409,570		584,624		721,175	23.4%
Technical assistance fees		526,220		756,648		851,320	12.5%
Concession taxes		1,231,044		1,895,182		2,532,896	33.6%
Depreciation and amortization		2,050,539		2,313,321		2,545,702	10.0%
Other income		(8,232)		(26,428)		(15,876)	(39.9)%
Cost of improvements to concession assets		3,368,511		4,846,404		7,791,320	60.8%
Total costs		10,157,714		13,566,182		18,085,431	33.3%
Income from operations		8,857,192		13,814,194		15,138,713	9.6%
Finance cost - net
Finance income		420,271		835,989		1,402,964	67.8%
Finance cost		(1,686,540)		(2,455,918)		(3,439,276)	40.0%
Exchange gain, net		238,339		81,420		(340,711)	(518.5)%
Net finance cost		(1,027,930)		(1,538,509)		(2,377,023)	54.5%
Income before income taxes		7,829,263		12,275,686		12,761,690	4.0%
Income tax expense		1,785,546		3,090,212		3,072,090	(0.6)%
Profit for the year		6,043,717		9,185,474		9,689,600	5.5%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		30,810		(488,316)		(893,709)	83.0%
Cash flow hedges, effective portion of changes in fair value, net of income tax		500,765		100,966		(69,905)	(169.2)%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax		15,263		8,802		(15,932)	(281.0)%
Total comprehensive income for the year		6,590,555		8,806,926		8,710,054	(1.1)%
Profit for the year attributable to:
Controlling interest		5,997,492		9,013,147		9,542,912	5.9%
Non-controlling interesting		46,225		172,327		146,688	(14.9)%
Profit for the year		6,043,717		9,185,474		9,689,600	5.5%
Total comprehensive income for the year
Controlling interest		6,510,307		8,664,216		8,641,234	(0.3)%
Non-controlling interesting		80,248		142,710		68,820	(51.8)%
Total comprehensive income for the year		6,590,555		8,806,926		8,710,054	(1.1)%
Other operating data (unaudited):
Operating margin (2)		46.6%		50.5%		45.6%	(9.8)%
Net margin (3)		31.8%		33.5%		29.2%	(12.9)%

(1)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for ECL and other operating cost.
(2)
Income from operations divided by total revenues, expressed as a percentage.
(3)
Profit for the year divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2023 Compared to the Year Ended December 31, 2022

Revenues

Total revenues increased 21.3% from Ps.27,380.4 million in 2022 to Ps.33,224.1 million in 2023. This results from the rise in passenger traffic and the increase in the maximum tariffs applicable in 2023. The total revenue increase was comprised of an increase of Ps.1,930.7 million, or 11.1%, in aeronautical services revenues, an increase of Ps.968.2 million, or 18.6%, in non-aeronautical revenues, and an increase of Ps.2,944.9 million, or 60.8%, in revenues from improvements to concession assets, which increased as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased by Ps.1,930.6 million, or 11.1%, from Ps.17,336.7 million in 2022 to Ps.19,267.4 million in 2023.

Aeronautical services revenues at our Mexican airports increased Ps.1,768.9 million, or 12.0%, primarily as a result of an increase of in revenues from passenger charges of Ps.1,504.6 million, or 11.7%, due to the 11.3% increase in total passenger traffic. Revenues from aircraft landing and parking fees in our Mexican airports increased by Ps.173.8 million, or 13.5%, while revenues from the leasing of space to airlines for ticket counters, airport security, and complementary services increased by Ps.90.4 million, or 16.2%.

Aeronautical services revenues at our Jamaican airports increased by Ps.161.8 million, or 6.2%, compared to 2022. This was mainly due to the 17.6% increase in passenger traffic. This was offset by the appreciation of the peso against the U.S. dollar compared to 2022 of 11.7%, which went from an average exchange rate of Ps.20.1254 in 2022 to Ps.17.7665 in 2023, resulting in a decrease in revenues in pesos.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.968.2 million, or 18.6%, from Ps.5,197.2 million in 2022 to Ps.6,165.4 million in 2023, primarily as a result of passenger traffic increase and the opening of new commercial areas, as well as the renegotiation of current contracts with tenants.

Non-aeronautical services revenues at our Mexican airports increased by Ps.860.8 million, or 20.1%, compared to 2022, driven mainly by an increase in revenues from businesses operated by third parties of Ps.434.5 million, or 15.4%. The increase in revenues from businesses operated by third parties was primarily driven by revenues from food and beverage operations, retail, car rentals, leasing of space, which jointly increased by Ps.390.4 million, or 21.6%. Revenues from businesses operated directly by us in our Mexican airports increased by Ps.419.4 million, or 32.3%, mainly due to an increase in revenues from convenience stores and car parking, which jointly increased by Ps.318.3 million.

Non-aeronautical services revenues from the Jamaican airports increased by Ps.107.4 million, or 11.8%, compared to 2022. The business lines that increased the most were duty-free stores, car parking, retail and leasing of space, which jointly increased by Ps.93.9 million, or 15.7%.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets increased by Ps.2,944.9 million, or 60.8%, from Ps.4,846.4 million in 2022 to Ps.7,791.3 million in 2023. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. For 2023, the main commitments of improvements to concession assets included: (i) rehabilitation of the expansion of the terminal building and the expansion of the general apron at Los Cabos airport, (ii) construction of a new runway and taxiing runway, roads, hangar area, mixed-use building and parking lots at Guadalajara airport, (iii) rehabilitation of the taxiway at Puerto Vallarta airport, and (iv) expansion of Montego Bay airport terminal.

Revenues by Airport

Total revenues for Guadalajara airport increased by Ps.2,665.8 million, or 33.7%, from Ps.7,914.0 million in 2022 to Ps.10,579.8 million in 2023 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.868.7 million, or 16.0%). Aeronautical services revenues increased by Ps.703.9 million, or 15.4%, from Ps.4,562.1 million in 2022 to Ps.5,266.0 million in 2023. This increase in aeronautical services revenues was mainly due to an increase in passenger charges of Ps.593.0 million, or 14.8%, driven by a 13.5% increase in passenger traffic, as well as by the increase in specific tariffs beginning in January 2023. Non-aeronautical services revenues increased by Ps.164.8 million, or 18.8%, from Ps.877.1 million in 2022 to Ps.1,041.9 million in 2023. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from businesses operated directly by us of Ps.86.9 million. The increase was mainly derived from car parking and VIP lounges, which jointly increased Ps.75.6 million. Revenues from business lines operated by third parties increased by Ps.77.8 million, or 9.4%, mainly due to an increase in food and beverage, retail, and car rentals. Revenues from improvements to concession assets increased by Ps.1,797.1 million, or 72.6%, in 2023 compared to 2022. Total revenues for Tijuana airport increased by Ps.13.7 million, or 0.3%, from Ps.3,975.1 million in 2022 to Ps.3,988.8 million in 2023 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.314.2 million, or 9.7%). Aeronautical services revenues increased by Ps.224.7 million, or 8.4%, from Ps.2,690.7 million in 2022 to Ps.2,915.4 million in 2023. This increase in aeronautical services revenues was mainly due to an increase in passenger charges of Ps.184.7 million, or 7.7%, driven by a 7.1% increase in passenger traffic, as well as by the increase in specific tariffs beginning in January 2023. Non-aeronautical services revenues increased by Ps.89.5 million, or 16.8%, from Ps.533.0 million in 2022 to Ps.622.5 million in 2023. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from business lines operated directly by us of Ps.71.4 million, or 38.9%. This increase was mainly car parking and VIP Lounges, which jointly increased Ps.57.5 million. Revenues from business lines operated by third parties increased by Ps.18.2 million, or 5.2%, mainly due to an increase in food and beverage, and car rentals revenues. Revenues from improvements to concession assets decreased by Ps.300.5 million, or 40.0%, in 2023 compared to 2022.

Total revenues for Los Cabos airport increased by Ps.47.9 million, or 1.1%, from Ps.4,429.5 million in 2022 to Ps.4,477.4 million in 2023 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.296.6 million, or 7.8%). Aeronautical services revenues increased by Ps.220.9 million, or 8.1%, from Ps.2,711.3 million in 2022 to Ps.2,932.2 million in 2023. The increase in aeronautical services revenues was mainly due to an increase in passenger charges of Ps.209.5 million, or 8.9%, driven by a 9.9% increase in passenger traffic, as well as by the increase in specific tariffs beginning in January 2023. Non-aeronautical services revenues increased by Ps.75.7 million, or 6.9%, from Ps.1,093.3 million in 2022 to Ps.1,169.0 million in 2023. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from business lines operated by third parties of Ps.59.1 million, or 5.8%. This increase was mainly from food and beverage, retail and car rental revenues, which jointly increased Ps.102.5 million. Revenues from business lines operated directly by us increased by Ps.16.6 million, or 22.6%, mainly due to an increase in VIP Lounges and car parking. Revenues from improvements to concession assets decreased by Ps.248.7 million, or 39.8%, in 2023 compared to 2022.

Total revenues for Puerto Vallarta airport increased by Ps.1,443.7 million, or 43.4%, from Ps.3,326.3 million in 2022 to Ps.4,770.0 million in 2023 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.251.8 million, or 9.0%). Aeronautical services revenues increased by Ps.214.1 million, or 9.4%, from Ps.2,278.1 million in 2022 to Ps.2,492.2 million in 2023. The increase in aeronautical services revenues was mainly due to an increase in revenues from passenger charges of Ps.189.2 million or 9.7%, driven by a 9.4% increase in passenger traffic, as well as by the increase in specific tariffs as of January 1, 2023. Non-aeronautical services revenues increased by Ps.37.7 million, or 7.2%, from Ps.524.3 million in 2022 to Ps.562.0 million in 2023. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from business lines operated directly by us of Ps.21.8 million, or 66.6%. This increase was mainly in VIP Lounges and conveniences stores, which jointly increased Ps.14.4 million. Revenues from business lines operated by third parties increased by Ps.15.8 million, or 3.2%. This increase was mainly from food and beverage and retail revenues. Revenues from improvements to concession assets increased by Ps.1,191.8 million, or 227.5%, in 2023 compared to 2022.

Total revenues for Montego Bay airport increased by Ps.318.2 million, or 12.8%, from Ps.2,493.0 million in 2022 to Ps.2,811.2 million in 2023 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.221.8 million, or 9.3%). Aeronautical services revenues increased by Ps.115.3 million, or 6.8%, from Ps.1,689.7 million in 2022 to Ps.1,805.0 million in 2023. This increase in aeronautical services revenues was mainly due to an increase in revenues from passenger charges of Ps.83.8 million, or 7.5%, driven by a 19.6% increase in passenger traffic, as well as by the increase in specific tariffs as of January 1, 2023. Non-aeronautical services revenues increased by Ps.106.5 million, or 15.3%, from Ps.693.6 million in 2022 to Ps.800.1 million in 2023. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from business lines operated by third parties of Ps.155.0 million, or 26.8%. This increase was mainly in retail and duty-free revenues, which jointly increased Ps.245.2 million. Revenues from business lines operated directly by us decreased by Ps.48.6 million, or 42.6%. This decrease was derived mainly from VIP Lounges. Revenues from improvements to concession assets increased by Ps.96.4 million, or 87.9%, in 2023 compared to 2022.

Total revenues for Guanajuato airport increased by Ps.341.7 million, or 36.0%, from Ps.949.5 million in 2022 to Ps.1,291.2 million in 2023 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.190.5 million, or 20.8%). Aeronautical services revenues increased by Ps.162.5 million, or 21.4%, from Ps.760.8 million in 2022 to Ps.923.3 million in 2023. This increase in aeronautical services revenues was mainly due to an increase in revenues from passenger charges of Ps.145.1 million, or 21.8%, driven by a 23.7% increase in passenger traffic, as well as by the increase in specific tariffs as of January 1, 2023. Non-aeronautical services revenues increased by Ps.28.0 million, or 18.1%, from Ps.154.8 million in 2022 to Ps.182.8 million in 2023. This increase in non-aeronautical services was primarily due to an increase in revenues from businesses operated directly by us of Ps.22.9 million, or 225.9%. This increase was mainly in car parking and VIP Lounges, which jointly increased Ps.16.3 million. Revenues from business lines operated by third parties increased by Ps.5.1 million, or 3.5%. Revenues from improvements to concession assets increased by Ps.151.2 million, or 446.4%, in 2023 compared to 2022.

Total revenues for Hermosillo airport increased by Ps.50.6 million, or 8.3%, from Ps.610.4 million in 2022 to Ps.661.0 million in 2023 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.87.3 million, or 16.3%).

Aeronautical services revenues increased by Ps.68.2 million, or 14.9%, from Ps.457.0 million in 2022 to Ps.525.2 million in 2023. This increase in aeronautical services revenues was mainly due to an increase in revenues from passenger charges of Ps.44.7 million, or 12.0%, driven by a 12.6% increase in passenger traffic, as well as by the increase in specific tariffs as of January 1, 2023. Non-aeronautical services revenues increased by Ps.19.1 million, or 24.1%, from Ps.79.2 million in 2022 to Ps.98.3 million in 2023. This increase in non-aeronautical services was primarily due to an increase in revenues from businesses operated by third parties of Ps.11.9 million, or 17.0%. This increase was mainly in car rentals and food and beverage revenues, which jointly increased by Ps.12.1 million. Revenues from business lines operated directly by us increased by Ps.7.2 million, or 77.4%. Revenues from improvements to concession assets decreased by Ps.36.7 million, or 49.4%, in 2023 compared to 2022.

Total revenues for our other seven airports increased by Ps.537.0 million, or 18.8%, from Ps.2,856.1 million in 2022 to Ps.3,393.1 million in 2023 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.242.8 million, or 9.3%). Aeronautical services revenues at these airports increased by Ps.221.1 million, or 10.1%, from Ps.2,187.0 million in 2022 to Ps.2,408.1 million in 2023. This increase in aeronautical services revenues was mainly due to an increase in revenues from passenger charges of Ps.167.5 million, or 10.8%, driven by a 12.0% increase in passenger traffic, as well as by the increase in specific tariffs as of January 1, 2023. Non-aeronautical services revenues increased by Ps.21.6 million, or 5.2%, from Ps.415.6 million in 2022 to Ps.437.2 million in 2023. This increase in non-aeronautical services was primarily due an increase in revenues from businesses operated directly by us of Ps.39.4 million, or 33.1%. The increase was mainly in car parking and convenience stores. Revenues from business lines operated by third parties decreased by Ps.17.7 million, or 6.0%. Revenues from improvements to concession assets increased by Ps.294.3 million, or 116.1%, in 2023 compared to 2022.

Operating Costs

Total operating costs increased by Ps.4,519.2 million, or 33.3%, from Ps.13,566.2 million in 2022 to Ps.18,085.4 million in 2023, primarily due to an increase in operating costs for our Mexican airports of Ps.3,897.1 million, or 34.9%, from Ps.11,161.7 million in 2022 to Ps.15,058.8 million in 2023. Operating costs of Jamaica airports increased by Ps.622.1 million, or 25.9%, from Ps.2,404.5 million in 2022 to Ps.3,026.6 million in 2023.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security, and insurance, utilities, cost of business operated directly by us, expected credit loss, and other operating expenses, increased by Ps.599.0 million, or 15.8%, from Ps.3,781.1 million in 2022 to Ps.4,380.1 million in 2023.

Cost of services for our Mexican airports increased by Ps.637.1 million, or 21.3%, in 2023 compared to 2022. The change in cost of services for these airports was composed primarily of the following factors:

•
Employee costs increased by Ps.355.6 million, or 30.6%, compared to 2022, mainly due to the hiring of additional personnel as well as the adjustments in salaries and changes in Labor Law.
•
Safety, security, and insurance costs increased by Ps.101.4 million, or 23.9%, compared to 2022, mainly due to an increase in the number of security staff, an increase in minimum wages, changes in Labor Law, and the opening of additional operational areas.
•
Utilities increased by Ps.46.0 million, or 16.1%, compared to 2022, mainly due to the increase in the consumption of energy derived from the opening of new operational areas, the rise in the fuel price, and the increase in water fees.
•
The cost of business operated directly by us increased by Ps.83.7 million or 51.7%, compared to 2022, derived from increased operations and income in VIP lounges and convenience stores.
•
Maintenance costs decreased by Ps.14.9 million, or 2.5%, compared to 2022.

Of our Mexican airports, Guadalajara airport contributed the most to our cost of services in 2023, representing 20.2% of our total cost of services. The cost of services at Guadalajara airport increased by Ps.119.0 million, or 15.5%, from Ps.767.3 million in 2022 to Ps.886.3 million in 2023. This increase was primarily due to an increase of Ps.69.6 million in other operating expenses and Ps.43.5 million in employee costs. This was partially offset by a decrease of Ps.23.4 million in maintenance expenses.

Costs of services at Montego Bay airport decreased by Ps.21.5 million, or 4.5%, in 2023 compared to 2022. The change in cost of services for this airport was primarily due to a decrease of Ps.22.2 million in utilities and a decrease of Ps.5.7 million in employee costs. This was partially offset by an increase in safety, security, and insurance of Ps.3.7 million, as well as an increase in maintenance of Ps.2.7 million.

Costs of services for PACKAL decreased by Ps.16.7 million, or 5.4%, in 2023 compared to 2022. The change in cost of services for this airport was primarily as a result of a decrease of Ps.25.0 million in other operating expenses and a decrease of Ps.12.6 million in utilities. This was partially offset by an increase in maintenance expenses of Ps.10.2 million, an increase in safety, security, and insurance of Ps.8.9 million, and an increase in employee costs of Ps.1.4 million.

Technical Assistance Fees

Technical assistance fees increased by Ps.94.7 million, or 12.5%, from Ps.756.6 million in 2022 to Ps.851.3 million in 2023. This increase in technical assistance fees was mainly due to an increase in our consolidated income from operations at our Mexican airports, which is used to calculate the technical assistance fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

Due to the increase in revenues (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes increased by Ps.637.7 million, or 33.6%, from Ps.1,895.2 million in 2022 to Ps.2,532.9 million in 2023.

Depreciation and Amortization

Depreciation and amortization increased by Ps.232.4 million, or 10.0%, from Ps.2,313.3 million in 2022 to Ps.2,545.7 million in 2023. This was mainly due to the growth in infrastructure resulting from the fulfillment of our Master Development Programs and Capital Development Programs.

Other (Income) expense - net

Other income decreased by Ps.10.6 million, or 39.9%, from income of Ps.26.4 million in 2022 to income of Ps.15.9 million in 2023.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets increased by Ps.2,944.9 million, or 60.8%, from Ps.4,846.4 million in 2022 to Ps.7,791.3 million in 2023. In Mexico, the cost of improvements to concession assets increased by Ps.2,822.7 million, or 59.8%, in 2023, compared to 2022. In 2023, MBJA recognized Ps.206.1 million in cost of improvements to concession assets, an increase of Ps.96.4 million, or 87.9% compared to 2022. In 2023, PACKAL recognized Ps.45.8 million in cost of improvements to concession assets, an increase of Ps.19.8 million, compared to 2022.

Operating Costs by Airport

Operating costs for Guadalajara airport increased by Ps.1,943.4 million, or 48.4%, from Ps.4,016.6 million in 2022 to Ps.5,960.0 million in 2023. This was primarily due to the increase in the cost of improvements to concession assets by Ps.1,797.0 million, or 72.6%, from Ps.2,474.8 million in 2022 to Ps.4,271.9 million in 2023. In addition to an increase in the cost of operations of Ps.162.4 million, or 15.6%, from Ps.1,038.6 million in 2022 to Ps.1,201.0 million in 2023. Depreciation and amortization increased by Ps.20.1 million, or 4.6%, in 2023 compared to 2022. Excluding the cost of improvements to concession assets, operating costs increased by Ps.146.3 million, or 9.5%.

Operating costs for Tijuana airport decreased by Ps.53.4 million, or 3.1%, from Ps.1,747.7 million in 2022 to Ps.1,694.3 million in 2023. This was mainly due to a decrease in the cost of improvements to concession assets by Ps.300.5 million, or 40.0%, from Ps.751.4 million in 2022 to Ps.450.9 million in 2023. This was partially offset by an increase in the cost of operations of Ps.136.7 million, or 20.9%, from Ps.652.6 million in 2022 to Ps.789.3 million in 2023. Depreciation and amortization increased by Ps.80.1 million, or 23.4%, in 2023 compared to 2022. Excluding the cost of improvements to concession assets, operating costs increased by Ps.247.1 million, or 24.8%.

Operating costs for Los Cabos airport decreased by Ps.64.3 million, or 3.8%, from Ps.1,689.7 million in 2022 to Ps.1,625.4 million in 2023. This was mainly due to a decrease in the cost of improvements to concession assets by Ps.248.7 million, or 39.8%, from Ps.624.9 million in 2022 to Ps.376.2 million in 2023. This was partially offset by an increase in the cost of operations of Ps.155.9 million, or 21.4%, from Ps.729.7 million in 2022 to Ps.885.6 million in 2023. Depreciation and amortization increased by Ps.24.7 million, or 8.2%, in 2023 compared to 2022. Excluding the cost of improvements to concession assets, operating costs increased by Ps.184.4 million, or 17.3%.

Operating costs for Puerto Vallarta airport increased by Ps.1,298.9 million, or 97.4%, from Ps.1,333.7 million in 2022 to Ps.2,632.6 million in 2023. This was primarily due to an increase in the cost of improvements to concession assets by Ps.1,191.8 million, or 227.5%, from

Ps.524.0 million in 2022 to Ps.1,715.8 million in 2023, and an increase in the cost of operations of Ps.28.1 million, or 4.5%. Depreciation and amortization increased by Ps.33.4 million, or 17.0%, in 2023 compared to 2022. Excluding the cost of improvements to concession assets, operating costs increased by Ps.107.0 million, or 13.2%.

Operating costs for Montego Bay airport increased by Ps.545.1 million, or 39.8%, from Ps.1,370.7 million in 2022 to Ps.1,915.9 million in 2023. This was mainly due to an increase in costs of operations by Ps.471.9 million, or 61.4%, from Ps.769.0 million in 2022 to Ps.1,240.9 million in 2023. Cost of improvements to concession assets increased Ps.96.4 million, or 87.9%, from Ps.109.7 million in 2022 to Ps.206.1 million in 2023. Depreciation and amortization expenses decreased by Ps.23.1 million, or 4.7%, from Ps.491.1 million in 2022 to Ps.468.0 million in 2023. Excluding the cost of improvements to concession assets, operating costs increased by Ps.448.7 million, or 35.6%.

Operating costs for Guanajuato airport increased by Ps.185.1 million, or 53.8%, from Ps.344.4 million in 2022 to Ps.529.5 million in 2023. This was primarily due to an increase in the cost of improvements to concession assets by Ps.151.2 million, or 446.4%, from Ps.33.9 million in 2022 to Ps.185.1 million in 2023, and an increase in the in the cost of operations of Ps.26.0 million, or 11.2%. Depreciation and amortization increased by Ps.7.0 million, or 8.7%, in 2023 compared to 2022. Excluding the cost of improvements to concession assets, operating costs increased by Ps.33.9 million, or 10.9%.

Operating costs for Hermosillo airport decreased by Ps.12.1 million, or 3.6%, from Ps.335.1 million in 2022 to Ps.323.1 million in 2023. This was mainly due to a decrease in the cost of improvements to the concession of Ps.36.7 million, or 49.4%, from Ps.74.2 million in 2022 to Ps.37.6 million in 2023. This was partially offset by an increase in the cost of operations by Ps.11.7 million, or 6.6%. Depreciation and amortization increased by Ps.13.2 million, or 15.3%, in 2023 compared to 2022. Excluding the cost of improvements to concession assets, operating costs increased by Ps.24.6 million, or 9.4%.

Operating costs for our other seven airports increased by Ps.443.5 million, or 20.5%, from Ps.2,164.0 million in 2022 to Ps.2,607.5 million in 2023. This was primarily due to an increase in the cost of improvements to concession assets of Ps.294.3 million, or 116.1%, from Ps.253.5 million in 2022 to Ps.547.8 million in 2023, and an increase in the cost of operations of Ps.90.0 million, or 5.5%, from Ps.1,645.0 million in 2022 to Ps.1,735.0 million in 2023. Depreciation and amortization increased by Ps.55.5 million, or 19.5%, in 2023 compared to 2022. Excluding the cost of improvements to concession assets, operating costs increased by Ps.149.2 million, or 7.8%.

Income from Operations

Income from operations increased by Ps.1,324.5 million, or 9.6%, from Ps.13,814.2 million in 2022 to Ps.15,138.7 million in 2023. This was due to an increase in total revenues by Ps.5,843.7 million, or 21.3%, in 2023. This increase was partially offset by an increase in technical assistance fees and concession taxes, which jointly increased Ps.732.4 million, an increase in the cost of services of Ps.599.0 million, and an increase in depreciation and amortization of Ps.232.4 million. Our operating margin decreased by 489 basis points, from 50.5% in 2022 to 45.6% in 2023 (taking into account only the sum of aeronautical and non-aeronautical services revenues, our operating margin decreased by 180 basis points in 2023, from 61.3% in 2022 to 59.5% in 2023).

Historically, our most profitable airports have been our Guadalajara, Los Cabos, and Puerto Vallarta airports, which handle the majority of our international passengers in Mexico. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because of a combination of (i) a high initial concession value and consequently larger amortizations thereof and (ii) lower revenues due to low maximum rates applicable to aeronautical services. However, in 2021, Tijuana airport had the highest percentage increase in passenger traffic (an increase of 8.4% versus the pre-pandemic year of 2019) and was our third most profitable airport behind our Guadalajara and Los Cabos airports (taking into account only the sum of aeronautical and non-aeronautical services revenues). In 2022, Tijuana airport had the highest percentage increase in passenger traffic (an increase of 38.1% versus the pre-pandemic year of 2019) and was our fourth most profitable airport behind our Guadalajara, Los Cabos, and Vallarta airports (taking into account only the sum of aeronautical and non-aeronautical services revenues). In 2023, Los Cabos was the most profitable airport, followed by Guadalajara and Puerto Vallarta airports (taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from Operations by Airport

Income from operations for Guadalajara airport increased by Ps.722.4 million, or 18.5%, from Ps.3,897.4 million in 2022 to Ps.4,619.8 million in 2023, mainly due to an increase in aeronautical and non-aeronautical services revenues by Ps.868.7 million. This was partially offset by an increase in operating expenses by Ps.146.3 million. The operating margin decreased by 560 basis points, from 49.2% in 2022 to 43.7% in 2023 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin increased by 160 basis points, from 71.7% in 2022 to 73.3% in 2023).

Income from operations for Tijuana airport increased by Ps.67.2 million, or 3.0%, from Ps.2,227.4 million in 2022 to Ps.2,294.6 million in 2023, mainly due to an increase in aeronautical and non-aeronautical services revenues by Ps.314.3 million. This was partially offset by an increase in operating expenses of Ps.247.1 million. The operating margin increased by 150 basis points from 56.0% in 2022 to 57.5% in 2023

(taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 424 basis points from 69.1% in 2022 to 64.9% in 2023).

Income from operations for Los Cabos airport increased by Ps.112.1 million, or 4.1%, from Ps.2,739.9 million in 2022 to Ps.2,852.0 million in 2023, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.296.6 million. This was partially offset by an increase in operating expenses of Ps.184.4 million. The operating margin increased by 184 basis points from 61.9% in 2022 to 63.7% in 2023 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 247 basis points, from 72.0% in 2022 to 69.5% in 2023).

Income from operations for Puerto Vallarta airport increased by Ps.144.8 million, or 7.3%, from Ps.1,992.6 million in 2022 to Ps.2,137.3 million in 2023, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.251.8 million. This was partially offset by an increase in operating expenses of Ps.107.0 million. The operating margin decreased by 1,510 basis points from 59.9% in 2022 to 44.8% in 2023 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 112 basis points from 71.1% in 2022 to 70.0% in 2023).

Income from operations for Montego Bay airport decreased by Ps.227.1 million, or 20.2%, from Ps.1,122.3 million in 2022 to Ps.895.2 million in 2023, mainly due to an increase in operating expenses of Ps.448.7 million, which was partially offset by an increase of aeronautical and non-aeronautical services revenues of Ps.221.8 million. The operating margin decreased by 1,320 basis points from a margin of 45.0% in 2022 to 31.8% in 2023 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 1,270 basis points from a margin of 47.1% in 2022 to 34.4% in 2023).

Income from operations for Guanajuato airport increased by Ps.156.6 million, or 25.9%, from Ps.605.1 million in 2022 to Ps.761.8 million in 2023, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.190.5 million, partially offset by an increase in operating expenses of Ps.33.9 million. The operating margin decreased by 474 basis points from 63.7% in 2022 to 58.9% in 2023 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin increased by 277 basis points from 66.1% in 2022 to 68.9% in 2023).

Income from operations for the Hermosillo airport increased by Ps.62.7 million, or 22.8%, from Ps.275.3 million in 2022 to Ps.338.0 million in 2023, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.87.3 million, partially offset by an increase in operating expenses of Ps.24.6 million. The operating margin increased by 603 basis points from 45.1% in 2022 to 51.1% in 2023 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin increased by 287 basis points from 51.3% in 2022 to 54.2% in 2023).

Income from operations for our seven other airports increased by Ps.93.6 million, or 13.5%, from Ps.692.0 million in 2022 to Ps.785.6 million in 2023, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.242.8 million, partially offset by an increase in operating expenses of Ps.149.2 million. The operating margin decreased by 108 basis points from 24.2% in 2022 to 23.1% in 2023 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin increased by 102 basis points from 26.6% in 2022 to 27.6% in 2023).

Finance Cost - net

Finance cost in 2023 increased by Ps.838.5 million, or 54.5%, from a net expense of Ps.1,538.5 million in 2022 to a net expense of Ps.2,377.0 million in 2023. This increase was mainly due to a foreign exchange loss of Ps.422.1 million, as foreign exchange rate fluctuations went from an income of Ps.81.4 million in 2022 to an expense of Ps.340.7 million in 2023, as a result of the peso appreciation by 12.7%, which went from Ps.19.3615 per U.S. dollar on December 31, 2022 to Ps.16.8935 per U.S. dollar on December 31, 2023. In 2023, we recognized, within other comprehensive income, Ps.405.4 million in expense from exchange rate differences on translating foreign operations, in accordance with applicable norms. Interest expense increased by Ps.983.4 million, or 40.0%, in 2023 compared to 2022, mainly due to the increase in debt due to the issuance of bond certificates and the contracting of bank loans in 2023, as well as the substantial increase in interest rates.

Interest income increased by Ps.567.0 million, or 67.8%, in 2023 compared to 2022, mainly due to an increase in the reference interest rates in 2023.

Income Taxes

Income taxes decreased in 2023 by Ps.18.1 million, or 0.6%, from Ps.3,090.2 million in 2022 to Ps.3,072.1 million in 2023. The Mexican airports’ current tax decreased by Ps.195.5 million. MBJA’s current tax decreased by Ps.35.7 million, while DCA’s current tax decreased by Ps.1.8 million. PACKAL current tax decreased by Ps.0.1 million. Our benefit from deferred tax decreased by Ps.214.8 million, due to a 4.7%

inflation rate in 2023 as compared to a 7.8% inflation rate in 2022. Our effective tax rate decreased from 25.2% in 2022 to 24.1% in 2023, primarily due to a decrease in benefit from deferred taxes, above mentioned.

Total Comprehensive Income for the Year Attributable to Controlling Interest

Total comprehensive income for the year decreased by Ps.23.0 million, or 0.3%, from Ps.8,664.2 million in 2022 to Ps.8,641.2 million in 2023. Income from operations increased by Ps.1,324.5 million, mainly as a result of an increase in total revenues of Ps.5,843.8 million, and partially offset by an increase in total operating costs of Ps.4,519.2 million. The cash flow hedge reserve decreased by Ps.170.9 million. In addition, there was a decrease in the currency translation effect of Ps.405.4 million, due to the exchange rate differences in translating foreign operations resulting from the peso appreciation in 2023. Our net margin decreased from 33.5% in 2022 to 29.2% in 2023 (taking into account only aeronautical and non-aeronautical services revenues, the net margin decreased from 40.8% in 2022 to 38.1% in 2023).

Statement of Financial Position

Our financial position as of December 31, 2023, increased by Ps.6,939.5 million, or 11.5%, compared to December 31, 2022, primarily due to: (i) a Ps.8,736.8 million increase in net improvements to concession assets, (ii) a Ps.631.0 million increase in other current assets, (iii) a Ps.527.6 million increase in deferred income taxes. This increase was partially offset by a decrease of (i) Ps.2,316.3 million in cash and cash equivalents, (ii) a Ps.889.7 million decrease in airport concessions, and (iii) a Ps.117.1 million decrease in account receivables, among others.

Total liabilities as of December 31, 2023, increased by Ps.5,822.9 million, or 14.3%, as compared to December 31, 2022, primarily due to: (i) issuance of Ps.4,798.0 million (net) in long-term debt securities, (ii) Ps.1,424.4 million in bank loans, and (iii) Ps.85.6 million in accounts payable. This increase was partially offset by a decrease of (i) Ps.153.6 million in income taxes payable, among others.

Results of Operations for the Year ended December 31, 2022, Compared to the Year Ended December 31, 2021

For a comparison of the results of operations for the year ended December 31, 2022, as compared to the year ended December 31, 2021, see “Item 5, Operating and Financial Review and Prospects – Results of Operations for the Year ended December 31, 2022 Compared to the Year Ended December 31, 2021” in our Fiscal Year 2022 Form 20-F.

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

As of December 31, 2021, 2022, and 2023 we had Ps.13,332.9 million, Ps.12,371.5 million, and Ps.10,055.2 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2021, 2022, and 2023.

During 2024, we have debt securities under the ticker symbol “GAP-19” for Ps.3.0 billion due in March, which as the date of this report has been already paid, a loan with Citibanamex for US$40.0 million due in September 2024, and a loan with Santander for Ps.1.5 billion due in November 2024. See “Item 5, Recent Developments –Indebtedness – Indebtedness in Mexico.”
We anticipate that we will be able to meet our financial and operational obligations with our current cash and equivalents. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had and may have, a material adverse impact on our financial conditions or results of operations control,” and “Item 5 – Developments related to the outbreak of COVID-19." For information regarding our estimated committed investments and sources of liquidity for those commitments, see “Item 4, Information on the Company – History and Development of the Company – Master Development Programs – Estimated Committed Investments by Mexican Airport (2020-2024).”

Cash Flows

Cash flows for the year ended December 31, 2023, as compared to cash flows for the year ended December 31, 2022

Cash and cash equivalents decreased by Ps.2,316.3 million, or 18.7%, from Ps.12,371.5 million in 2022 to Ps.10,055.2 million in 2023, mainly due to (i) increase of Ps.2,609.8 million in net cash used in investment activities and (ii) increase in the interests paid on financial loans of Ps.1,434.1 million, offset by (i) a (net) issuance of Ps.4,798.0 million of long-term debt securities in an aggregate principal amount of Ps.5,400.0 million; (ii) an increase of Ps.1,415.2 in net cash flows provided by operating activities in 2023 as compared to 2022 as a result of the increased of passenger traffic, an increase of Ps.504.1 million, or 5.5%, as compared to 2022, in profit for the year, an increase of Ps.50.8 million, or 107.2%, as compared to 2022, in trade accounts receivable and partially offset by an increase of Ps.145.1 million, or 3.3%, in income taxes paid and of Ps.262.8 million in interest expense for financing activity in 2023 as compared to 2022. Net cash flows used in investing activities increased by Ps.2,609.8 million, mainly to execute investment in the airports. This was partially offset by a decrease of Ps.135.9 million in net cash flows used in financing activities resulting from a decrease in the repayment of bank loans for a total of Ps.2,396.9 million, Ps.1,999.9 million in repurchasing shares, and by Ps.3,198.0 million in repayments of long-term debt securities, partially offset by Ps.1,434.1 million in interest paid, in bank loans of Ps.3,157.3 million, and Ps.2,357.6 million in issue in long-term debt securities.

Cash and cash equivalents were mainly used for (i) dividends declared and paid of Ps.7,498.3 million (Ps.1,874.6 million on May 18, 2023, Ps.1,874.6 million on July 13, 2023, Ps.1,874.6 million on October 12, 2023 and Ps.1,874.6 million on December 14, 2023); (ii) purchases of machinery and equipment, improvements to leased buildings and concession assets and advance payments to suppliers of Ps.10,444.3 million; (iii) Ps.3,662.0 million in payments to service the cost of debt.

Cash flows for the year ended December 31, 2022, as compared to cash flows for the year ended December 31, 2021

For a comparison of the cash flows for the year ended December 31, 2022, as compared to the cash flows for the year ended December 31, 2021, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash flows for the year ended December 31, 2022 as compared to cash flows for the year ended December 31, 2021” in our Fiscal Year 2022 Form 20-F.

Indebtedness

Indebtedness in Mexico

On May 7, 2021, we issued Ps.4.5 billion in long-term unsecured debt securities. The issuance was made in two tranches: i) Ps.2.5 billion under the ticker symbol “GAP 21” with a variable rate of TIIE-28 plus 60 basis points, with principal due at maturity on May 2, 2025, with an early payment option, and ii) Ps.2.0 billion under the ticker symbol “GAP 21-2” with interest payable every 182 days at a fixed annual rate of 7.91%, with the principal due at maturity on April 28, 2028. The proceeds of this issuance were allocated to the payment of the bond certificates under the ticker symbol “GAP 16” for Ps.1.5 billion, the principal payment of our credit with Scotiabank for Ps.1.0 billion, and the remainder was used for capital investments.

On October 15, 2021, we issued Ps.2.5 billion in long-term debt securities. The issuance was a joint issuance of green bond certificates and the first reopening of our “GAP21-2” securities. The proceeds from these issuances was used to fulfill the investments committed under the Master Development Program for 2021 and part of 2022, as well as to finance eligible green projects in accordance with our Green Financing Framework, which is aligned with the International Capital Markets Association (ICMA) Green Bond Principles and the United Nations (UN) Sustainable Development Goals. The issuance was made in two tranches: i) Ps.1.5 billion under the ticker symbol “GAP 21-V” with a variable rate of TIIE-28 plus 25 basis points, with principal due at maturity on October 9, 2026, with an early amortization option, and ii) Ps.1.0 billion under the ticker symbol “GAP21-2” with interest payable every 182 days at a fixed annual rate of 7.91%, with the principal due at maturity on April 28, 2028, with an early amortization option.

On March 17, 2022, we issued Ps.5.0 billion in long-term unsecured debt securities. The issuance was made in two tranches: i) Ps.2.0 billion under the ticker symbol “GAP 22” with a variable rate of TIIE-28 plus 18 basis points, with principal due at maturity on March 11, 2027, with an early payment option, and ii) Ps.3.0 billion under the ticker symbol “GAP22-2” with interest payable every 182 days at a fixed annual rate of 9.67%, with the principal due at maturity on March 4, 2032, with an early payment option. The proceeds of this issuance were allocated to the payment of the bond certificates under the ticker symbol “GAP 17” for Ps.1.5 billion, and the remainder was used for capital investments.

On March 18, 2022, we refinanced our bank debt for USD$191.0 million, for two additional years with new maturities in January and March 2026. The refinancing was obtained from the same two bank institutions that originally granted such loans. USD$95.5 million were refinanced with BBVA México, S.A., (BBVA), with interest payable monthly at a fixed annual rate of 2.45% and USD$95.5 million with Scotiabank Inverlat, S.A., (Scotiabank) with interest payable monthly at a fixed annual rate of 2.64%.

On September 26, 2022, we issued 27.6 million in long-term unsecured debt securities for Ps.2,757.6 million under the ticker symbol “GAP 22L”. Interest will be payable every at a variable rate of TIIE-28 plus 26 basis points, and the principal payment will be made upon maturity, on September 21, 2026. Proceeds from the issuance were allocated to the payment of the bond certificates under the ticker symbol “GAP 17-2” for Ps.2.3 billion and the remainder was used for the committed investments in Mexico for 2022.

On November 7, 2022, we entered into a 12-month loan agreement with Scotiabank for Ps.1.5 billion, with a possible extension of 6 months. The loan agreement has an interest rate of TIIE-28 plus 38 basis points. The principal will be paid upon maturity. We entered into this loan agreement for corporate and capital investment purposes in Mexico.

On December 9, 2022, we signed an 18- loan agreement with Banco Nacional de México, S.A. (Citibanamex) for Ps.1.5 billion, with a term of 18 months, an interest rate of TIIE-28 plus 38 basis points, the payment of the principal will be at maturity, resources were allocated for Mexico’s capital investment.

On January 10, 2023, we signed an 18-month loan agreement with Citibanamex for Ps.1.0 billion. The loan agreement has a variable interest rate of TIIE-28 plus 30 basis points, with the principal to be paid upon maturity. The purpose of this loan agreement was to finance capital investments.

On March 27, 2023, we issued 54.0 million in long-term unsecured debt securities for Ps.5.4 billion. The issuance was made in two tranches: i) Ps.1,120.0 million under the ticker symbol “GAP23-L” with a variable rate of TIIE-28 plus 22 basis points, with principal due at maturity on March 23, 2026, and ii) Ps.4,280.0 million under the ticker symbol “GAP 23-2L” with interest payable every 182 days at a fixed annual rate of 9.65%, with the principal due at maturity on March 18, 2030. The proceeds of this issuance were allocated to the payment of the bond certificates under the ticker symbol “GAP 20-2” issued on June 25, 2020, and maturing on June 22, 2023, for an amount of Ps.602.0 million and the remainder was used for capital investments.

On September 27, 2023, we signed a 12-month loan agreement with Citibanamex for U.S.$40.0 million. The loan agreement has a monthly interest rate of SOFR plus 25 basis points, with the principal to be paid upon maturity, without commissions. The purpose of this loan agreement was to acquire IEM.

On November 7, 2023, we signed a 12-month loan agreement with Banco Santander Mexico, S.A., (“Santander”) for Ps.1.5 billion. The loan agreement has a variable interest rate of TIIE-28 plus 38 basis points, with the principal to be paid upon maturity, without commission. The proceeds of this loan were used to pay the bank loan with Scotiabank Inverlat for the same amount.

As of December 31, 2023, we were not party to any off-balance sheet arrangements and complied with all covenants stipulated in our debt instruments.

Indebtedness in Jamaica

MBJA previously entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million in June 2007 and U.S.$0.5 million in February 2009. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without a fixed maturity, and are subject to prepayment restrictions. As of December 31, 2023, the outstanding balance under these facilities amounted to U.S.$11.4 million (Ps.193.4 million).

On December 28, 2017, we entered into a seven-year unsecured loan agreement with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for U.S.$40.0 million, with a monthly interest rate of SOFR plus 285 basis points. Payments will be made on a semi-annual basis after 24 months. As of December 31, 2023, the balance outstanding under these facilities amounted to U.S.$12.0 million (Ps.202.7 million).

On September 3, 2020, MBJA signed Amended and Restated loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for up to U.S.$60.0 million available for disbursement for up to 24 months from the closing date. The loan has a 5-year maturity with a 2-year optional extension for up to U.S.$58.0 million, with a monthly interest rate of SOFR plus 310 basis points and a principal payment of 10% due on the fifty-fourth month and the remaining 90% due at maturity. The disbursement fee was 50 basis points due at closing and a commitment fee of 55 basis points is payable quarterly on any drawn balance. The first drawdown of U.S.$30.0 million was made on September 4, 2020. The second drawdown of U.S.$30.0 million was made on September 3, 2023. The loan proceeds were used to finance MBJA’s Capital Development Program, as well as for general corporate purposes. As of December 31, 2023, the balance outstanding under this facility amounted to U.S.$60.0 million (Ps.1,013.6 million).

As of December 31, 2023, we were not party to any off-balance sheet arrangements and were in compliance with all covenants stipulated in our debt instruments.

Capital Expenditures

For the years ended December 31, 2021, 2022, and 2023, we had total capital expenditures of Ps.4,946.8 million, Ps.8,431.1 million, and Ps.10,444.3 million, respectively. During 2021, 2022, and 2023, 1.3%, 2.5%, and 26.2%, respectively, of our capital expenditures were financed by cash flows from operations, while the remaining balance was funded through bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and debt securities issued on the Mexican debt markets.

Capital Expenditures in Mexico

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders is required to present a Master Development Program for approval by the SICT every five years. Each Master Development Program includes investment commitments (including capital expenditures and improvements) applicable to us as the concession holder for the succeeding five-year period. Once approved by the SICT, these commitments become binding obligations under the terms of our Mexican concessions. In December 2019, the SICT approved our Master Development Programs for each of our Mexican airports for the 2020 to 2024 period. This five-year program was to be in effect from January 1, 2020, until December 31, 2024.

Due to the COVID-19 pandemic, we delayed certain non-mandatory capital investments and during the month of August 2020, we filed a proposal for an Extraordinary Review Process of our Master Development Program with the SICT in response to the impact of the COVID-19 pandemic on our operations. See “Item 3, Risk Factors – Developments related to the outbreak of COVID-19 have had and may have, a material adverse impact on our financial conditions or results of operations control”, and “Item 5 – Developments related to the outbreak of COVID-19.” The adjustments to our Master Development Program approved as a result of this Extraordinary Review Process and announced on November 30, 2020, resulted in the postponement of investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026.

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and not including investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below therefore reflect expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted while the investments allocated but not paid for in the given year need to be added. For 2021, 2022 and 2023, the total of our investments allocated but unpaid were Ps.1,428.0 million, Ps.853.5 million and Ps.901.5 million, respectively.

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
	(thousands of pesos) (1)
2021	Ps.	4,687,355
2022		8,094,099
2023		10,042,531

(1)
Expressed in nominal pesos.

In 2021, we spent Ps.4,687.4 million on capital expenditures in Mexico, primarily the building of a new runway, taxiing runway parallel to the main runway, roads, hangar area and fire rescue service building at Guadalajara airport, for the rehabilitation and expansion of the terminal building and expansion of the general apron at Los Cabos airport, the construction of a new processing building at the Tijuana airport, rehabilitation of the taxiway at Puerto Vallarta airport and the expansion of the checked baggage system at our airports in Mexico.

In 2022, we spent Ps.8,094.1 million on capital expenditures in Mexico, primarily for the rehabilitation and expansion of the terminal building and the expansion of the general apron at Los Cabos airport, the building of a new runway and taxing, roads, hangar area, mixed-use building and parking lots at Guadalajara airport and the rehabilitation of taxiway at Puerto Vallarta airport.

In 2023, we spent Ps.10,042.5 million on capital expenditures in Mexico, primarily for the building of a new runway and taxing, roads, hangar area, mixed-use building, parking lots and land purchasing at Guadalajara airport, the rehabilitation of taxiway and building the new terminal at Puerto Vallarta airport, the rehabilitation and expansion of the terminal building and the expansion of the general apron at Los Cabos airport, and the second phase of processing building at the Tijuana airport.

Every five-year period, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges together with investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s Concession Agreement). Upon the JCAA’s approval of the new maximum regulated charges, these commitments become binding obligations under the terms of MBJA’s concession. The maximum regulated charges are determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program. Under the terms of MBJA’s Concession Agreement with the AAJ, these committed capital investments must be met over a five-year period and not on an annual basis. On September 11, 2019, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from January 1, 2020 through December 31, 2024, estimated to cost approximately U.S.$111.7 million. The new maximum rates for the five-year period from 2020-2024 went into effect on January 1, 2020. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020 so that these investments can begin in January 2022. In 2021, MBJA requested a further deferral to execute the Capital Development Program until we reach an agreement with the AAJ for the rebalancing petition filed in December 2020. As of the day of this report, the rebalancing petition is still in process, we expected this process to conclude during 2024.

Capital Expenditures in Jamaica

Year ended December 31,	Total Capital Expenditures
	(million of dollar) (1)
2021	U.S.	6.6
2022		6.5
2023		24.3

(1)
Expressed in nominal dollars.

In 2021, MBJA made investments of U.S.$4.6 million in capital expenditures primarily for the rehabilitation of the terminal building and the acquisition of machinery and equipment. In 2022, MBJA made investments of U.S.$5.5 million in capital expenditures primarily for the rehabilitation of the terminal building, the installation and adaptation of solar panels and the acquisition of machinery and equipment. In 2023, MBJA made investments of U.S.$18.6 million in capital expenditures primarily for the capital expenditures were allocated to the expansion and renovation of the terminal building, the modernization of equipment, such as the replacement of the airports' IT system, Jet Bridges, HVAC and air handling units, X-ray machines, fire detection and intrusion detection systems, among others, as well as the installation of an additional 2MW solar photovoltaic power plant.

On November 6, 2019, the JCAA approved new maximum regulated charges for the Kingston airport that assume capital investments (including scheduled maintenance) for the period from April 1, 2020, through December 31, 2024, estimated to cost approximately U.S.$101.4 million. For NMIA, maximum rates for the five-year period from 2020-2024 went into effect as of April 1, 2020. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted PACKAL a deferral on its committed investments for 2020 so that these investments can begin in June 2021, but in response to a petition by PACKAL the deferral by the AAJ was extended.

In 2021, PACKAL made investments of U.S.$2.0 million in capital expenditures, primarily for the acquisition of equipment. In 2022, PACKAL made investments of U.S.$1.0 million in capital expenditures, primarily for the acquisition of equipment and the installation and adaptation of solar panels. In 2023, PACKAL made investments of U.S.$5.7 million in capital expenditures, primarily for the total rehabilitation of all restrooms across the airport. This project is expected to be completed in 2024. PACKAL also procured a passenger loading bridge to replace one of the nine bridges and the other eight bridges were refurbished.

Share Repurchase

We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares by us at our discretion and in accordance with our policies.

On April 25, 2024, in the Annual Shareholders’ Meeting, the shareholders approved the proposal of cancellation of the remaining of the repurchase fund reserve, approved in the Ordinary General Shareholders’ Meeting held on April 13, 2023 for an amount of Ps.2.5 billion, as well as, approval a maximum amount of resources allocated for the repurchase of the Company’s own shares of Ps.2.5 billion during the 12 months after April 25, 2024, in accordance with Article 56 of the Mexican Securities Market Law.

On April 13, 2023, in the Annual Shareholders’ Meeting, the shareholders approved the proposal of cancellation of the remaining of the repurchase fund reserve, approved in the Ordinary General Shareholders’ Meeting held on April 22, 2022 for an amount of Ps.499.5 million, as well as, approval a maximum amount of resources allocated for the repurchase of the Company’s own shares of Ps.2.5 billion during the 12 months after April 13, 2023, in accordance with Article 56 of the Mexican Securities Market Law.

On April 13, 2023, the General Extraordinary Shareholders’ Meeting approved to cancel of 7,024,113 stock shares of the Company that was in treasury.

In the aggregate, as of December 31, 2023, we do not held shares in our treasury.

At the General Ordinary Shareholder’s Meeting held on April 22, 2022, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.2,031.8 million, approved in the Ordinary General Shareholders’ Meeting held on April 27, 2021 and September 14, 2021 and a maximum amount of resources allocated was approved for the repurchase of the company's own shares of Ps.2.0 billion during the 12 months following its approval, if the Company’s management determines it convenient or necessary. The share repurchase program can be exercised during the 12-month period following the April 22, 2022 meeting.

At the Extraordinary General Shareholder’s Meeting held on April 22, 2022, the Shareholders approved (i) the increase in the Company's Equity, through the capitalization of the account called "Restatement effect", as stated in the unconsolidated Financial Statements of the Company as of December 31, 2021, for Ps.8,027.2 million, and (ii) the cancellation of 13,273,970 shares previously acquired through share repurchase programs and held in treasury as of December 31, 2021.

At the General Ordinary Shareholder’s Meeting held on April 27, 2021, a share repurchase program was approved for up to a maximum amount of Ps.3.0 billion. At the Ordinary General Shareholders’ Meeting held on September 14, 2021, the Shareholders approved the proposal to increase the maximum amount of resources allocated for the repurchase of the Company’s shares by Ps.2.0 billion in addition to the Ps.3.0 billion previously approved at the Ordinary General Shareholders’ Meeting held on April 27, 2021. The share repurchase program can be exercised during the 12-month period following the April 27, 2021 meeting.

At the Extraordinary General Shareholder’s Meeting held on April 27, 2021, the Shareholders approved the cancellation of 35,424,453 shares previously acquired through share repurchase programs and held in treasury as of December 31, 2020.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2023:

	Payments due by period
	Total		Less than 1 year (4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps.	2,527.9	Ps.	2,527.9	Ps.	N/A	Ps.	N/A	Ps.	N/A
Capital Development Program (7)		234.5		234.5		N/A		N/A		N/A
Purchase Obligations (2)		88.0		88.0		N/A		N/A		N/A
Debt		40,567.7		7,830.3		16,666.0		8,598.0		7,473.4
Interest from Debt (6)		11,719.6		3,357.5		4,507.2		2,092.2		1,762.6
Operating Lease Obligations (3)		62.0		21.8		40.2		N/A		N/A
Total	Ps.	55,199.7	Ps.	14,060.0	Ps.	21,213.4	Ps.	10,690.2	Ps.	9,236.0

(1)
Peso figures are expressed in constant pesos as of December 31, 2017.
(2)
Reflects a minimum fixed annual payment of U.S.$4.0 million required to be paid under our technical assistance agreement. The agreement was automatically renewed for another five-year period on August 25, 2019. For the peso calculation, we assume an average exchange rate of Ps.18.10 per U.S.$1.00 and an annual U.S. inflation rate of 3.0%. The amount ultimately to be paid in any year will depend on our profitability.
(3)
Includes leasing of buildings.
(4)
Amount for less than one year corresponds to obligations for 2024.
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

Item 6. Directors, Senior Management and Employees

Directors

The board of directors is responsible for managing our business. According to our bylaws, our board of directors must consist of eleven members, with at least 25% being independent, as established by the Mexican Securities Market Law. The independence of directors is determined by shareholders at each Annual General Ordinary Shareholders’ Meeting, in accordance with our bylaws and relevant Mexican and other laws. However, the National Banking and Securities Commission may object to such designation of independence. Currently, our board of directors comprises eleven members.

Under our bylaws, holders of Series BB shares are entitled to choose four members of the board of directors and their alternates. The remaining directors are elected by our Series B shareholders, who do not elect alternates. Each shareholder or group of shareholders owning 10% of our capital stock in Series B shares is entitled to choose one member of the board of directors. However, our bylaws prohibit any Series B shareholders, on their own or with related parties, from appointing more than one board member, even if they own more than 10% of our outstanding capital stock. Shares exceeding the 10% maximum do not have any voting rights under our bylaws. The other directors elected by our Series B shareholders are chosen by a majority vote of all Series B shareholders present at the shareholders’ meeting, except for those who have already participated in any 10% board member designation. Independent directors are selected using an executive search firm tasked with finding individuals with appropriate profiles. Directors are elected for one-year terms at the ordinary shareholders’ meeting.

The table below shows the composition of our current board of directors, including their title, date of appointment, age, and alternate, if applicable. However, this composition could change at the Ordinary Shareholders’ Meeting to be held on April 25, 2024. In the past, certain shareholders have challenged the composition of our board of directors. For more information, see “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings.”

Name	Title	Director since	Age	Alternate
Laura Diez-Barroso Azcárraga (1)	Chairwoman and Director	April 21, 2015	73	Mónica Sánchez Navarro Rivera Torres (5)
Emilio Rotondo Inclán (1)	Director	April 27, 2021	46	Ignacio Castejón Hernández
Juan Gallardo Thurlow (1)	Director	April 26, 2016	76	Alejandro Cortina Gallardo
Claudia Laviada Diez-Barroso (1) (4)	Director	April 13, 2023	49	Carlos Manuel Porrón Suárez
Carlos Cárdenas Guzmán (2)	Director	September 22, 2011	73	—
Joaquín Vargas Guajardo (2)	Director	April 16, 2012	70	—
Juan Diez-Canedo Ruíz (2)	Director	April 23, 2014	73	—
Ángel Losada Moreno (2)	Director	April 23, 2014	69	—
Luis Téllez Kuenzler (2)	Director	April 25, 2018	65	—
Alejandra Palacios Prieto (2)	Director	April 22, 2022	48	—
Alejandra Yazmín Soto Ayech (3)	Director	May 23, 2023	39	—

(1)
Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock. For information regarding equity ownership of directors Laura Diez-Barroso Azcárraga and Juan Gallardo Thurlow in our capital stock, see “Item 4. Information on the Company – History and Development of the Company - Investment by AMP.”
(2)
Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
(3)
Non-independent.
(4)
The director Claudia Laviada Diez-Barroso owns individually and indirectly 15,468,111 Series B shares, representing 3.06% of the outstanding shares.
(5)
The director Mónica Sánchez Navarro Rivera Torres owns individually and indirectly less than 1.0% of the outstanding shares.

Laura Diez-Barroso Azcárraga. Mrs. Diez-Barroso has been chairwoman of our board of directors since 2015 and chairwoman of Fundación GAP since its establishment in 2013. She is also currently chairwoman of the board of directors of Grupo Financiero Santander México. Mrs. Diez-Barroso started her career in publishing in 1979 as editor of the teen magazine TU. In 1988, she founded Editorial Eres, which later merged with Editorial Televisa in 1995. This merger resulted in the appointment of Mrs. Diez-Barroso as chairwoman of the board and CEO until 2000. Mrs. Diez-Barroso served as a board member of Royal Caribbean Cruises for 14 years and Grupo Financiero Inbursa as a board member for 15 years. Additionally, she is a board member of Consejo Mexicano de Negocios, Telmex, Medica Sur, Centro Roberto Garza Sada, part of UDEM University, Escuelas SER and Club de Industriales. Mrs. Diez-Barroso was also a part of the trustee Fideicomiso del Bosque de Chapultepec and the Museo San Ildefonso, where she served as chairwoman for ten years. Currently, she invests in public and private entities through LCA Capital, a family office she co-founded.

Emilio Rotondo Inclán. Mr. Rotondo has been a member of our board of directors since 2021. Mr. Rotondo is the Managing Director of Aena International and a member of the Management Committee. He is responsible for AENA International, the company holds international participations in Brazil, United Kingdom, Mexico and Colombia, and he is also responsible for the Group Corporate Development and M&A strategy. Mr. Rotondo is a member of the board of SACSA, and Aerocali (Colombia), and he is a permanent guest to ANB and BOAB Board of Directors (Brazil). Previously, Mr. Rotondo Emilio was the Finance Director of Aena Group. He was responsible for corporate finance and international development operations, treasury, collections and payments, tax and fiscal management, risk management, insurance, and for the Aena Group’s investor relations activity. Before joining Aena, Mr. Rotondo was the Finance and Operations Director for Spain and Portugal in the Adveo Group. He previously held the positions of Head of Corporate Development & Investor Relations and Strategic Planning & Investor Relations Manager. Prior to that, he was the Head of Investor Relations & Corporate Responsibility at the telecommunications operator ONO. Mr. Rotondo also worked as a stock exchange analyst at various financial institutions, such as Kepler Capital Markets and Fortis Bank, and was a member of the Investor Relations team at Grupo Ferrovial. Mr. Rotondo has 20 years of experience in finance in the infrastructure sector, both in corporates (Ferrovial, ONO, and Aena) and banking institutions (Credit Agricole, Fortis Bank). He holds a Bachelor’s Degree in Business Administration and Management from CUNEF and has completed the Advanced Corporate Finance Program at IE Business Schoo

Juan Gallardo Thurlow. Mr. Gallardo was elected to the board of directors on April 26, 2016. Mr. Gallardo currently holds the position of chairman of the board of directors of Organización CULTIBA, the holding company for GEPP and Grupo Azucarero México. Mr. Gallardo also serves as the chairman of the board of Grupo Azucarero México, the largest sugar mill group in Mexico, and Grupo GEPP, the exclusive bottling company of PepsiCo in Mexico. Additionally, he is a member of the board of directors of Caterpillar Inc. and Grupo Financiero Santander México and serves as a member of the international advisory councils of Bombardier and Rabobank. Mr. Gallardo is a Consejo Mexicano de Negocios, A.C. member, and the Consejo Empresarial de América Latina member. He was the coordinator of COECE, which was a particular ad-hoc alliance of all Mexican private-sector organizations formed to promote increased trade between Mexico, the United States, Canada, and the rest of the world, particularly in the context of NAFTA and the Free Trade Agreement with the European Union. Mr. Gallardo has a Bachelor’s Degree in law from the Escuela Libre de Derecho in Mexico City. He also completed the AD-II Top Management Course at IPADE in Mexico City.

Claudia Laviada Diez-Barroso. Mrs. Laviada was elected to the board of directors on April 13, 2023. Mrs. Laviada plays a significant role in various organizations, including the Whitney Museum of American Art, where she serves as a board member. Currently, Mrs. Laviada holds the position of Chief Operating Officer at LCA Capital, a family office specializing in real estate and infrastructure assets, overseeing strategic investments, particularly in real estate. Mrs. Laviada holds an MBA from Columbia Business School, a Master’s in International Affairs from Columbia University, and studied International Relations at Instituto Tecnológico Autónomo de México (ITAM).

Carlos Cárdenas Guzmán. Mr. Cárdenas has been a member of our board of directors since 2011. He also serves as President of our Audit Committee. He is a Certified Public Accountant from the Universidad Autónoma de Guadalajara and has a master’s degree in tax law from the Universidad Panamericana (IPADE). He is a retired Ernst & Young Mexico partner after 39 years of active service. In this role, he acted as the Tax Partner in Charge for many years and as a member of its Executive Committee. Currently, he serves on the Board of Directors and as member or President of Audit Committees of numerous large Mexican companies, including among others as Independent Board Member and Audit Committee member of Aleatica, S.A. (Subsidiary company of the Australian Fund IFM Investors), Independent Board Member and Audit Committee member of Grupo Farmacias del Ahorro, Independent Board Member and Audit Committee member of Reaseguradora Patria, S.A., Independent Board Member and Audit Committee member of Anteris Capital Venture Lending Fund, Statutory Auditor of Berkley International Seguros Mexico, S.A. de C.V. and Berkley International Finanzas Mexico, S.A. de C.V., and Former Board President of The American British Cowdray Medical Center, I.A.P. (Centro Médico ABC). He is also a member of several business and professional associations; most notably, he served as President of the Mexican Institute of Certified Public Accountants (IMCP) and the Academy of Tax Studies of Public Accounting (AEF).

Joaquín Vargas Guajardo. Mr. Vargas was elected as an independent director to the board of directors of the Company on April 16, 2012. He is chairman of the board of directors of Grupo MVS, which includes MVS Radio, MVS Education, MVS Entertainment, as well as DISH and MVS TV satellite television services. He is also chairman of CMR, a public company that operates more than 280 restaurants with over a dozen brands, including The Capital Grille, Sushi Itto, Chili’s and Olive Garden. Mr. Vargas serves on the boards of directors of publicly traded companies such as Vitro, Grupo Financiero Santander, and Medica Sur. Additionally, he is a member of the boards of directors of El Universal newspaper and Costamex, among others.

Juan Diez-Canedo Ruíz. Mr. Diez-Canedo Ruíz received a bachelor’s degree in economics from the Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from the Massachusetts Institute of Technology (MIT). He held various positions at Banco de México, eventually becoming head of macro-financial programming and economic research until 1988. In 1980, he won the Banamex National Economics Award. From 1989 to 1992, he was Deputy CEO of Banco Internacional (currently HSBC). From 1992 to 1994, he was General Director of the banking area of Grupo Financiero Probursa; from 1995 to 1996, he was Executive Vice-president of Grupo Maseca (GRUMA); and from 1995 to 1999 he was Executive Vice-president of Grupo Financiero Banorte. From November 1999 to February 2001, he was CEO of CINTRA, the holding company of Aeroméxico and Mexicana de Aviación. Currently, Mr. Diez-Canedo Ruíz serves as President of Financiera Local, S.A. de C.V. and President of Fomento y Desarrollo Comercial, S.A. de C.V. He has been a professor at several institutions, including ITAM and El Colegio de México, and has published articles in specialized academic magazines in Mexico and the United States. He has also served as member of the board of directors of companies such as Telmex, Alcatel, Banorte, Grupo Maseca, Grupo Gimsa, Deportes Martí, Fondo de Cultura Económica, and others. Additionally, he is member of the board of TDA (Titulización de Activos, Madrid España).

Ángel Losada Moreno. Mr. Losada was elected as an independent director to the Company’s board of directors on April 23, 2014. He is currently executive president, chairman of the board of directors and CEO of Grupo Gigante, S.A.B. de C.V. In addition, he is also a member of the boards of directors of Banco Nacional de México, S.A. (Citi Banamex Group), the Federico Gómez Children’s Hospital, Laboratorios Novag, Río Arronte Fundación and President of Fundación Ver Bien. Mr. Losada has an impressive track record of leadership. He has previously, served as chairman of the board of directors of the Mexican National Association of Retailers (Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., or ANTAD), as a director and member of the board of directors of the Food Marketing Institute of the United States, and as a member of the board of Mexico City’s National Chamber of Commerce. Mr. Losada holds a bachelor’s degree in business administration from Universidad Anáhuac.

Luis Téllez Kuenzler. Mr. Téllez is a notable Mexican economist and politician who has held positions in the governments of two Mexican presidents. He served as Secretary of Energy during the government of President Ernesto Zedillo’s term and as Secretary of Communications and Transportation under President Felipe Calderon. In 2009, he was appointed as Chairman of the Board and General Director of the Bolsa Mexicana de Valores Group. Currently, he holds the position of Chairman of the Mexican subsidiary of Kohlberg Kravis Roberts & Co (KKR), a multinational corporation that manages investment funds and venture capital. In addition, he serves as a special advisor to NTT-Data and is the co-chair of the Mexican Woodrow Wilson Institute in Washington, D.C.

Alejandra Palacios Prieto. Mrs. Alejandra Palacios is a Senior Fellow at the Price School of Public Policy at the University of Southern California (USC). She is also an Affiliate of the USC Marshall Initiative on Digital Competition. From September 2013 until September 2021, she chaired the Mexican antitrust agency COFECE. Alejandra was the first woman to preside over the agency, with an eight-year tenure following an original four-year appointment and a subsequent reelection. Alejandra has over 15 years of experience as a public policy expert and ministry-level government official. She has proposed and advanced regulatory solutions in several Mexican markets, including opening the telecom, airline, financial, energy, transport, and health sectors. She has served as Vice President of the International Competition Network and as a member of the Board of the Competition Committee of the Organization for Economic Cooperation and Development (OECD). Before joining COFECE, Alejandra served as Deputy Director of Economic Regulation Research at the Mexican Institute of Competitiveness. She obtained her Bachelor’s Degree in Economics from ITAM and holds a Master’s in Business Administration from ITAM and a Master’s in Public Administration and Public Policy from the Centro de Investigación y Docencia Económicas (CIDE). Alejandra is a member of the Trilateral Commission and the Mexican chapter of the International Women’s Forum (IWF).

Alejandra Yazmín Soto Ayech. Mrs. Alejandra Soto was appointed as the Investor Relations and Social Responsibility Officer in March 2023. She has been with the Company for 16 years and previously served as Deputy Director of Finance and Investor Relations. Her responsibilities include leading the teams and commitments of the GAP Foundation, managing everything related to investors in the debt and capital markets, and public relations. Mrs. Soto holds a Bachelor’s Degree in Accounting from the Universidad Panamericana, a Master’s Degree in Comptrollership specializing in Taxes, Corporate Finance, and Business Administration from the same university. She also has the Airport Management Professional Accreditation (AMPAP) granted by ACI and ICAO and a Diploma in Sustainability from the Institutional Stock Market Exchange (BIVA).

Family Relationships

Mrs. Laura Diez-Barroso Azcárraga is the mother of Mrs. Claudia Laviada Diez-Barroso and they serve as Chairwoman and as director, respectively, on our Board.

Mrs. Claudia Laviada Diez-Barroso is the spouse of Mr. Carlos Alberto Rohm Campos and she serves as a director on our Board, while Mr. Rohm serves as proprietary member of our Operating Committee and Sustainability Committee.

Mr. Eduardo Sánchez Navarro Redo is the father of Mrs. Mónica Sánchez Navarro Rivera Torres and she serves as alternate director of the Chairwoman on our Board.

Executive Officers

According to our bylaws, the directors designated by the holders of Series BB shares have the authority to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Raúl Revuelta Musalem	Chief Executive Officer	April 26, 2018	47
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	53
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	71
Juan Francisco Martínez Mira	Director of Quality, Innovation and IT	August 1, 2018	58
José Ángel Martínez Sánchez	Chief of Airports and Regulated Revenues	May 7, 2016	48
Alejandro Vallarino Marusich	Director of Infrastructure	September 10, 2018	55
Alejandra Yazmín Soto Ayech	Investor Relations and Social Responsibility Officer	March 6, 2023	39
Susana Romero Mojica	Chief Commercial Officer	March 6, 2023	37
Mar Simon Carrasco	Director of Business Development	July 25, 2023	42

Raúl Revuelta Musalem. Mr. Revuelta has been in his position since April 2018. With over 19 years of experience in the infrastructure sector, he is an expert in the airport industry. From 2006 to 2015, he held different positions at GAP, including aeronautical revenue manager, Commercial Director and the CFO positions. During his career, he also served as the General Director of Cross Border Xpress (CBX) and Deputy Director of Finance of the Ministry of Infrastructure, Communications, and Transportation (SICT). In his six years as Deputy Director of the SICT, Mr. Revuelta participated in various privatization processes, gaining extensive experience with federal concessions. At the beginning of 2024, he was appointed Vice-president of the Airports Council International for the Latin-American and Caribbean (ACI-LAC) for 2024-2025. Mr. Revuelta has a Bachelor’s Degree in Economics from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

Saúl Villarreal García. Mr. Villarreal was appointed as the CFO of our Company on February 25, 2015. He has been overseeing the administrative affairs of GAP since 2003 and has extensive experience and knowledge in financial management aspects of our business. Mr. Villarreal actively participated in the process of the Company’s initial public offering in 2006 and has recently been involved in the issuance of debt securities in the local market. Mr. Villarreal studied public accounting at the University of Guadalajara and holds a MBA from the same university. In addition, he has a Master’s Degree in Finance with a specialization in international accounting from the Universidad Panamericana.

Sergio Enrique Flores Ochoa. Mr. Flores was appointed as our General Counsel in February 2002. Prior to this, he served as the legal matters manager for the ASA and was an Assistant District Attorney in Mexico City. Mr. Flores also held the position of head of the legal department at INFONAVIT and was the legal manager for NAFIN. He obtained his Bachelor’s and Master’s Degrees in Law from the Universidad Nacional Autónoma de México (UNAM).

Juan Francisco Martínez Mira. In August 2018, Mr. Martínez was appointed as our Director of Quality, Innovation, and IT. With over 30 years of experience in the aeronautical industry, he previously worked for AENA in various capacities at different airports. He joined GAP in June 2007 and has served in several roles, including Operational Systems Manager, IT Subdirector, and Director of the Guadalajara International Airport. Mr. Martínez is a systems engineer and holds degrees in music, publicity, and public relations, a Master’s Degree in Pedagogy and airport and aeronautics management and direction, and postgraduate diplomas in innovation, strategic planning, and airports. He completed his studies at Conservatorio Superior de Música de Murcia, Universidad de Murcia, and Universidad Complutense de Madrid.

José Ángel Martínez Sánchez. In 2016, Mr. Martínez was appointed as the Chief Technical and Operations Officer, and in 2018, he became the Chief of Airports and Regulated Revenues. Before that, he served in different roles related to airport engineering and maintenance at Aena, Spanish airport operator. In his most recent position with AENA Internacional, Mr. Martínez worked as a Technical and Operational Manager for five years in Colombia, where he supported the Cartagena de Indias, Cali, and Barranquilla airports. He also oversaw the takeover of London-Luton Airport in the United Kingdom as an AENA manager. Mr. Martínez holds a degree in aeronautical engineering with a specialization in airports and air transport. Additionally, he has an MBA from the Universidad Rey Juan Carlos in Madrid and a Master’s Degree in infrastructure, equipment, and services management from the Universidad Politécnica in Madrid.

Alejandro Vallarino Marusich. Mr. Vallarino was appointed as the Infrastructure Director in November 2018. He has successfully planned, developed, and constructed approximately one million square meters of various projects. Mr. Vallarino is a civil engineer who holds a Bachelor’s Degree in engineering from the University of Mexico (UNAM), an MBA from ITAM, a Master’s Degree in real estate, and a construction companies’ executive management from the Polytechnic University in Madrid, as well as a Master’s Degree in airport infrastructure planning from Polytechnic University of Madrid. Throughout his 23-year professional career, Mr. Vallarino has worked for several reputed construction and real estate development companies, including Dine, Gicsa, ICA, and Citelis.

Alejandra Yazmín Soto Ayech. Mrs. Alejandra Soto was appointed as the Investor Relations and Social Responsibility Officer in March 2023. She has been with the Company for 16 years and previously served as Deputy Director of Finance and Investor Relations. Her responsibilities include leading the teams and commitments of the GAP Foundation, managing everything related to investors in the debt and capital markets, and public relations. Mrs. Soto holds a Bachelor’s Degree in Accounting from the Universidad Panamericana, a Master’s Degree in Comptrollership specializing in Taxes, Corporate Finance, and Business Administration from the same university. She also has the Airport Management Professional Accreditation (AMPAP) granted by ACI and ICAO and a Diploma in Sustainability from the Institutional Stock Market Exchange (BIVA).

Susana Romero Mojica. In March 2023, Mrs. Romero was appointed as the Chief Commercial Officer of the Company. She has over ten years of experience in the commercial area and has traced her career within the Company. Prior to her promotion, she worked as the Deputy Commercial Director. Mrs. Romero holds a Bachelor’s Degree in Financial Management from the Instituto Tecnológico y de Estudios Superiores de Occidente and a Master’s Degree in Strategic Marketing from the Universidad Panamericana.

Mar Simón Carrasco. In July 2023, Mrs. Simón was appointed as Director of Business Development of the Company. She is an airport and air transport senior expert with almost 20 years of experience in managing multidisciplinary teams and coordinating projects in different countries. She specializes in operational process modeling, strategic analysis, and airport commercial developments. Mrs. Simon holds a Bachelor’s Degree in Aeronautical Engineering from the Universidad Politécnica de Madrid and a Master’s Degree in Airports and Air Navigation from the same university.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

For 2023, the aggregate compensation paid to our directors designated by our Series B shareholders was around Ps.9.1 million. We have not established any pension, retirement or similar benefits or arrangements for these individuals. These directors received during 2023 base annual compensation of approximately U.S.$69,590 for their service on our five board of directors’ meetings. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee received an additional U.S.$12,179; the members of our Audit Committee received U.S.$6,959 each; the member of our Acquisition Committee received U.S.$19,382 and the member of our Compensation Committee received U.S.$6,873 and the member of our Sustainability Committee received U.S.$11,272.

In 2023, the annual fixed compensation paid to the nine executives was Ps.55.1 million, corresponding to short-term benefits.

In addition, we paid Ps.29.4 million as annual variable compensation, which was determined based on: (i) the individual performance of each executive according to specific KPIs, accounting for around 60.0% of the total evaluation; (ii) the Company’s financial results at the operational level compared with the annual budget, accounting for 30.0% of the total evaluation; and (iii) an evaluation of the individual performance of each executive by the Operating Committee (the board of directors evaluates the CEO), accounting for 10.0% of the total evaluation. The annual variable compensation is determined based on 40.0% or 100.0% of the annual base salary, depending on each executive’s duties. The average achievement level for 2023 was 99.2%.

In order to retain and develop our key management positions, in addition to the fixed and variable compensation, we have implemented, since 2022, a Long-Term Incentive Plan (LTI) for our executives, deputy directors, and airport directors. The LTI is based on four factors: (i) operating financial results compared to projected results from 2021 to 2024, which represents 40.0% of the total evaluation; (ii) net income results from 2021 to 2024, which represents 20.0% of the total evaluation; (iii) passenger perceived quality index from 2021 to 2024, which represents 20.0% of the total evaluation; and iv) sustainability goals according to the 30 key goals for 2030 ESG’s strategy to be achieved annually from 2021 to 2024, which represents 20.0% of the total evaluation.

The evaluation of the LTI will be done annually, and the rights will be recognized proportionally at the achieving level. Once the total amount is approved in favor of each executive, that amount is translated into shares, considering the average of the Company’s share price for the last 45 days of the previous year. Then, the employee will have the economic rights of those shares until are vested. However, it doesn’t represent an actual share granting. The LTI comprises 15 to 28 months of salary for the four-year period, depending on each executive’s responsibilities.

The shares could be vested a year after they are granted, with a maximum amount of 33.33% per year. The provision for the executives in 2021, 2022, and 2023 was Ps.11.8 million, Ps.20.4 million, and Ps.22.8 million, respectively.

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock, except as described in “Item 6, Directors, Senior Management and Employees” and in “Item 4. Information on the Company – History and Development of the Company - Investment by AMP.” None of our directors or executive officers is entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law. Additionally, we have not established any pension, retirement or similar benefits or arrangements for the executives during 2023.

Board Committees

Our Company’s bylaws have established five committees to help the board of directors manage our business: the Operating Committee, the Audit and Corporate Practices Committee, the Acquisitions Committee, the Nominations and Compensation Committee and the Sustainability Committee. Of these committees, only the Audit Committee is legally required by our bylaws to fulfill the duties provided for in the Securities Market Law for Mexican corporate practices committees. The other committees have been established solely to assist the board of directors. The board of directors has the authority to create additional committees as needed.

Operating Committee

As per our bylaws, the Operating Committee will consist of six members and three alternates. The committee is responsible for proposing and approving various plans and policies related to our business, investments, and administration. Some of the key responsibilities include approval of the Master Development Programs of our subsidiary concession holders, making decisions about our dividend policy, and approving investments of less than U.S.$3.0 million that are not mentioned in our annual budget. According to our bylaws, the board of directors has the authority to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Raúl Revuelta Musalem, CEO, who chairs the committee; Carlos Alberto Rohm Campos, and Juan Gallardo Thurlow. Carlos Manuel Porrón Suárez, Santiago Riveroll Mendoza, and Alejandro Cortina Gallardo serve as alternates for Raúl Revuelta Musalem, Carlos Alberto Rohm Campos, and Juan Gallardo Thurlow, respectively. A secretary has also been appointed who is not a member of the committee.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee is responsible for several important tasks. It must have a minimum of three members, with the majority being members of the board of directors. Some of the committee’s duties include: (i) ensure that the Company’s directors, officers, and employees (as well as those of its subsidiaries) comply with the bylaws (estatutos sociales) and applicable laws, (ii) selecting and supervising the work of independent auditors and (iii) receiving and investigating internal complaints or other information related to the Company’s internal control systems. The committee is also responsible for reviewing the Company’s corporate governance and all related-party transactions, including those with AMP, per the requirements of our bylaws and the Mexican Market Law. Members of the board of directors elected by the holders of Series BB shares can propose the appointment of 20% of the committee’s total members, but at least one member must meet the applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit and Corporate Practices Committee must comply with all applicable laws and regulations, including independence requirements, in every jurisdiction in where the Company’s securities are listed or quoted. As of the date of this report, the committee consists of the following directors: Carlos Cárdenas Guzmán serves as president and Ángel Losada Moreno and Joaquín Vargas Guajardo serve as members.

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies as stated in our bylaws. These policies require the Acquisitions Committee to approve any transaction or series of related transactions exceeding U.S.$600,000 between us and a third party. Additionally, any contract between us and AMP or any of its related parties needs to be awarded via a bidding process. If a proposed transaction involves us and AMP or any related party, at least three contractors must be invited to bid on the transaction and, in if a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

According to our bylaws, the number of members of the Acquisitions Committee will be determined by a shareholders’ meeting. The committee must be primarily composed of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares can nominate members to the committee representing 20% of its total members or a minimum of one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Emilio Rotondo Inclán and Juan Diez-Canedo Ruíz. Alejandro Cortina Gallardo serving as an alternate member to Emilio Rotondo Inclán and Luis Téllez Kuenzler serving as an alternate member to Juan Diez-Canedo Ruíz. A secretary has also been appointed who is not a member of the committee.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also plays a role in corporate governance. Our bylaws state that the number of members of the committee will be determined at a shareholders’ meeting. The holders of Series B and Series BB shares are each entitled to name one member of the committee, with the remaining members designated by the two members selected by the Series B and Series BB shareholders. If these two members cannot reach an agreement, the remaining members will be designated by the majority of the votes at the shareholders’ meeting. Holders of the Series BB Shares will be entitled to appoint at least one member or 20% of the members. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee presents a list of candidates for election as directors, which is voted on by Series B shareholders. As of the date of this report, the members of the Nominations and Compensation Committee are Juan Gallardo Thurlow, Luis Téllez Kuenzler, with Laura Diez-Barroso Azcárraga serving as an alternate member to Juan Gallardo Thurlow. A secretary has also been appointed who is not a member of the committee.

Sustainability Committee

The Sustainability Committee is responsible for identifying legal, social, labor, and environmental ESG risks that may affect the organization and defining strategies to mitigate such risks. Follow up on the strategic sustainability goals and objectives and ensure the delivery of information, data, and evidence of the results obtained from the actions established in the strategy for preparing an Annual Strategy Performance Report to the Board of Directors. According to our bylaws, the Sustainability Committee is integrated as follows: the Chairman of the Committee and his respective alternate appointed by the Series "BB" shareholders, the CEO of the Company, and an Independent Member appointed by the Board of Directors. As of the date of this report, the members of the Sustainability Committee are Carlos Alberto Rohm Campos, Alejandra Palacios Prieto, Raúl Revuelta Musalem, and Alejandro Cortina Gallardo, serving as an alternate member to Carlos Alberto Rohm Campos. A secretary who is not a committee member has also been appointed.

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2021	2022	2023
By category of activity:
Airport operations	569	579	776
Airport maintenance	232	265	302
Administration (1)	841	1,081	1,159
Fundación GAP	87	112	162
By geographic location:
Guadalajara	624	802	990
Tijuana	177	212	267
Los Cabos	214	243	317
Puerto Vallarta	163	201	213
Guanajuato	101	106	112
Hermosillo	84	87	101
Mexicali	71	76	81
La Paz	66	71	71
Aguascalientes	76	79	79
Morelia	62	70	73
Los Mochis	54	52	54
Manzanillo	37	38	41
Total (1)	1,729	2,037	2,399

(1)
Total at December 31, 2021, 2022, and 2023, includes 249, 270 and 308 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.

In April 2021, the Mexican Labor Law underwent a labor reform that changed the outsourcing provisions. The 2021 Labor Reform has limited subcontracting and modified the profit-sharing rules. Employers were given 90 days to comply with the new law, but the deadline was extended to September 1, 2021. In response to the reform, the Company restructured its operating subsidiaries that provided specialized services. Every four months, the Company provides the Labor and Social Security Departments with information on specialized services.

As of December 31, 2023, 76.0% of our employees were not represented by a union, while the remaining 24.0% of employees were unionized. The unionized employees are members of local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), which was established in 1998. This union includes employees of ASA as well as of those of the three other airport groups (the Southeast Group, the Mexico City Group and the Central-North Group) that operate in Mexico. Our labor relations with employees are regulated by a single collective bargaining agreement that covers all of our twelve airport subsidiaries. This agreement is negotiated by the local union chapter, and in Mexico, it is customary to renegotiate wages annually and other terms and conditions of employment every two years. In 2022, we successfully renegotiated our collective bargaining agreements, thereby securing a favorable and productive work environment for our employees for 2023 and 2024. We maintain good relations with our employees and pay wages comparable to those of other airport operating companies in Mexico.

During 2023, we agreed to a 6.5% salary increase and will move to a unique salary tabulator by 2024. In Mexico, non-union workers received a general salary increase of 7.0%.

We offer a savings plan to all of our employees in Mexico, which allows them to make bi-weekly contributions of up to 13% of their pre-tax salaries. We match each employee’s contribution with our own bi-weekly contribution. Employees can withdraw funds from their accounts on an annual basis. In 2021, 2022, and 2023, we made a total contribution of Ps.28.5 million, Ps.44.2 million, and Ps.49.6 million, respectively, to our employees’ savings plan accounts. The funds in the savings plan can be used to make loans to employees and are invested in securities listed on the Mexican Stock Exchange or in Treasury bills issued by the Mexican Treasury Department.

In July 2023, we registered a pension plan with the tax authorities for our non-unionized employees. The pension plan includes a defined contribution and defined benefit scheme by the payments of employees only.

Employees in Jamaica

Montego Bay Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Montego Bay Airport

	December 31,
	2021	2022	2023
By category of activity:
Airport operations	78	82	87
Airport maintenance (1)	51	52	50
Administration	25	25	27
Total	154	159	164

(1)
Total at December 31, 2023, includes 27 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainage and general labor tasks.

As of December 31, 2023, MBJA had 47.6% non-unionized employees, while the remaining 52.44% were unionized. The two local trade unions representing the unionized employees are the Trade Union Congress (TUC) and the Union of Technical, Administrative, and Supervisory Personnel (UTASP).

MBJA executed a collective bargaining agreement with the UTASP on December 13, 2023, covering the period from April 1, 2023, to March 31, 2025. The UTASP bargaining unit represents permanent supervisory and administrative employees.

On December 10, 2021, MBJA executed a collective bargaining agreement with the TUC, which covers the period from March 1, 2021, to February 28, 2023. The TUC Bargaining Unit is expected to submit a new wage and fringe benefits claim from March 1, 2023, to February 28, 2025. As of now, no such claim has been received. Fifty-three employees from MBJA’s maintenance, engineering, and emergency response service teams are members of the TUC.

MBJA executed a collective bargaining agreement with the UTASP from April 1, 2021, to March 31, 2023. It is expected that UTASP will submit a new Bargaining Unit Wage and Fringe Benefits claim from April 1, 2023, to March 31, 2025. As of now, no such claim has been received. Thirty-four employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP.

MBJA and the TUC bargaining have agreed to conduct a job reclassification and evaluation of all positions within the bargaining unit. This activity is expected to conclude by the end of the second quarter 2024. MBJA awaits the TUC Bargaining Unit submission of a new wage and fringe benefits claim from March 1, 2023, to February 28, 2025. As of now, no such claim has been received. Fifty-three employees from MBJA’s Maintenance, Engineering, and Emergency Response Service teams are members of the TUC.

MBJA continues to maintain a positive relationship with both unions and pays salaries and benefits comparable to similar enterprises in Jamaica.

Kingston Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Kingston Airport

	December 31,
	2021	2022	2023
By category of activity:
Airport operations	73	81	84
Airport maintenance	20	23	25
Administration	16	14	16
Total	109	118	125

As of December 31, 2023, there were 14 members of staff who were unionized (members of the TUC) and the remainder of the staff and management were non-unionized.

PACKAL has formally recognized two trade unions which were previously acknowledged by NMIA Airports Limited, namely, the TUC and the UTASP; however, the TUC submitted a claim on behalf of its members in April, 2022 and the company has been in negotiations with them since that time without reaching agreement on any points of the claim. Negotiations continued in January 2023. PACKAL maintains positive relations with the recognized unions through timely sharing of relevant information and consultation as appropriate.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government-owned 476,850,000 Series B shares, representing 85% of our issued capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth the current ownership of 505,277,464 outstanding shares as of April 19, 2024, to the extent of our knowledge:

	Number of Shares		Percentage of Outstanding Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP (1)	21,628,281	75,791,619	4.3%	15.0%
Public	407,857,564	—	80.7%	0.0%

Major Shareholders

________________

(1) For information regarding AMP’s current shareholders, see “Item 4. Information on the Company – History and Development of the Company - Investment by AMP.”

AMP holds all of our Series BB shares. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.”

As of April 19, 2024, approximately 13.7% of our Series B shares were held in the form of ADSs, and 75% of the holders of our ADSs (92 holders, including The Depository Trust Company) had registered addresses in the United States.

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

In 2021, 2022 and 2023, we did not pay any expenses to AMP. Pursuant to the technical assistance agreement, the fee paid to AMP and its affiliates was approximately Ps.526.2 million (U.S.$26.0 million), Ps.756.6 million (U.S.$37.6 million) and Ps.851.6 million (U.S.$50.2 million), for 2021, 2022 and 2023, respectively.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV for the operation, maintenance and use of a cross-border walkway (the “CBX”), with each party responsible for the section of walkway corresponding to such party’s side of the U.S.-Mexico border. The CBX aims to facilitate the flow of passengers in both directions across the border with the presentation of a valid boarding pass. The contract, in effect since April 8, 2013, and expiring with the expiration of the Tijuana airport concession, establishes that OTV must pay the Tijuana airport a fixed fee (“access rights”) for every passenger that uses the CBX as compensation for the reduction in non-aeronautical services revenues from parking, taxi, bus, retail, car rental and money exchange services until December 2017. Since December 2017, no additional payments for access rights are payable. The CBX began operations on December 9, 2015. During the years ended December 31, 2021, 2022 and 2023, respectively, the CBX was used by approximately 2.7 million, 4.1 million and 4.3 million, passengers.

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

Accounts receivable (payable) with other related parties

As of December 31, 2021, 2022 and 2023, the following balances receivable (payable) with other related parties that are in the consolidated statement of financial position, are integrated as follows (in thousands of pesos):

	2021		2022		2023
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	—	Ps.	2	Ps.	24
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	6,473	Ps.	—	Ps.	—
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	808	Ps.	—	Ps.	—
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)		—		35		76
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	2,265

Other operations with other related parties

During the years ended December 31, 2021, 2022 and 2023, the following operations were carried out with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income, are as follows (in thousands of pesos):

	2021		2022		2023
Commercial revenues:
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,387	Ps.	1,631	Ps.	1,681
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	7,669	Ps.	10,985	Ps.	8,645
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	25,128	Ps.	38,259	Ps.	40,325
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	35	Ps.	19
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	5,486

	2021		2022		2023
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	8,711	Ps.	—	Ps.	14,620

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

Tijuana

Of these, the most relevant case relates to Tijuana airport. On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of Ps.234.8 million in property taxes for the period from 2000 to 2014. This requirement was challenged on December 19, 2014. With respect to the municipal authority’s request for us to post a collateral bond guaranteeing the entire amount in question, the court granted judgment in our favor. In addition, it suspended the requirement, which we had challenged on the grounds that we had already guaranteed part of the amount in previous proceedings. On October 6, 2020, the lower court ruled against us. We immediately filed for judicial review. On June 28, 2022, in a plenary session, the Court confirmed the resolution against the Company. On August 24, 2022, the airport filed a new appeal before a higher court, which is pending resolution. On March 25, 2020, the Tijuana municipal authority issued a requirement for payment of Ps.23.5 million in property taxes for the 2015 period. On March 11, 2021, the municipal authority issued another requirement for

2016. Each of these requirements were challenged in a timely manner and are pending resolution. In March 2023, the Tijuana municipal authority issued a requirement for payment of Ps.31.2 million in property taxes for the 2018 period. The nullity lawsuit for this requirement was admitted on April 26, 2023. On March 22, 2024, the Federal Court resolved the lawsuit in favor of the Company. With this, the Court must issue a new resolution in which is adequately founded and motivated. On the other hand, on March 27, 2024, the Municipal authority required a new payment to the airport for the property tax of Ps.31.5 million for the 2019 period. The Company will challenge again this new requirement for the same reasons that the federal lawsuit was resolved in favor of the airport.

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

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of the company’s capital stock from time to time (without adjustment for inflation). Our legal reserve fund was Ps.478.2 million (historical value) on December 31, 2023 (excluding reserve amounts corresponding to 2023 net income).

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

We paid aggregate dividends of Ps.7,313.7 million and Ps.7,498.3 million in 2022 and 2023 respectively. During 2021 General Ordinary Shareholders’ Meetings, no dividend was proposed.

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

As of December 31, 2023, we had accumulated approximately Ps.12.0 billion of distributable earnings that had been subject to corporate income tax and that could be declared at the relevant shareholders’ meeting and paid to shareholders free of the corporate level dividend tax, but a 10% withholding tax may apply to Mexican individuals or any foreign residents.

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

Item 9. The Offer and Listing

TRADING MARKETS

Our Company Series B common shares without par value are publicly traded in Mexico on the Mexican Stock Exchange under the ticker symbol “GAP B.” However, a new competitor, the Bolsa Institucional de Valores, or the “Institutional Stock Exchange,” launched operations on July 25, 2018. Since then, all shares traded on the Mexican Stock Exchange, including our Series B common shares, are now traded on the Institutional Stock Exchange. Both stock exchanges have an automatic suspension system that controls excessive price volatility. But, under current regulations, this system does not apply to securities such as Series B common shares represented by common ADSs and quoted on a stock exchange outside of Mexico. Most securities listed on the Mexican Stock Exchange and the Institutional Stock Exchange, including our Series B common shares, are on deposit with Indeval. This is privately owned securities depositary acts as a clearinghouse for transactions on both stock exchanges.

Our common ADSs, each representing 10 Series B common shares, are traded on the NYSE under the ticker symbol “PAC.” The Bank of New York Mellon is the depositary for our common ADSs. As of April 19, 2024, there were 5,884,542 common ADSs outstanding, representing 11.6% of our total share capital.

Item 10. Additional Information

CORPORATE GOVERNANCE

Organization and Register

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, governed by the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law. It is registered with the Public Registry of Commerce of Mexico City under number 238,578.

Purpose

Our primary corporate purpose is to operate airports under airport concessions.

Bylaws

This section summarizes specific provisions of Mexican law and our bylaws (estatutos sociales).

Board of Directors

Our board of directors consists of eleven members, which can increase to twelve or thirteen members only in cases where it is necessary to preserve minority shareholders’ voting rights due to multiple appointments by persons with 10% interests.

During the election of directors at shareholders’ meetings, holders of Series BB shares are entitled to elect four directors, while holders of Series B shares elect the remaining members of the board.

Individuals or groups owning 10% of our capital stock in the form of Series B shares have the right to appoint one director. The remaining positions on the board of directors are filled based on the votes of all Series B shareholders who have not appointed a director by virtue of owning 10% of our capital stock. The Nominations and Compensation Committee proposes candidates to the shareholders for election as directors by Series B shareholders. All directors are elected based on a simple majority of the votes cast at the relevant shareholders’ meeting.

Our bylaws do not currently require mandatory retirement of directors after they reach a certain age. The Nominations and Compensation Committee proposes the compensation of our directors to all shareholders at shareholders’ meetings for their approval. Additionally, according to the Securities Market Law, 25% of our directors must be independent, as defined by the law.

Authority of the Board of Directors

The board of directors serves as our legal representative and has several powers, including the following:

•
Defining our strategic planning decisions and approving our annual business plans and investment budgets.
•
Approving our Master Development Programs and any changes made to them.
•
Calling shareholders’ meetings and acting upon resolutions made by shareholders.
•
Creating special committees and granting them the powers and authority as deemed fit, provided that said committees will not be vested with the authorities that are expressly reserved for the shareholders or the board of directors under our bylaws or the law.

The meetings of the board of directors will be valid and held if a majority of the members are present, and the resolutions passed during the meeting will be valid if approved by a majority of the board members, unless our bylaws require a higher number. Notwithstanding the board’s authority, under general principles of Mexican law, our shareholders, pursuant to a decision validly taken at a shareholders’ meeting, may at any time override the board.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 19 2024:

Capital Stock

Capital Stock	Authorized (1)	Issued and Outstanding
Series B shares	429,485,845	429,485,845
Series BB shares	75,791,619	75,791,619
Total	505,277,464	505,277,464

(1)
At our April 13, 2023, Extraordinary Shareholders’ Meeting, our shareholders approved cancelling 7,024,113 Series B shares previously repurchased by us and held as treasury shares. Article Six, Clause 2 of our bylaws establishes that our Series BB shares may only represent up to 15% of our authorized capital stock. Consequently, because of the cancellation of Series B shares approved at our Extraordinary Shareholders’ Meeting and to comply with the provisions of our bylaws on May 16, 2023, Bancomext, as trustee of the trust in which AMP’s Series BB shares are held requested the conversion of 1,053,617 Series BB shares held by the trust to Series B shares. This process was authorized by the CNBV on February 22, 2024. For a description of the AMP trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.” This table has been updated to reflect both the cancellation and conversion of shares as described above.

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

At the Extraordinary Shareholders’ Meeting held on April 25, 2024, the shareholders approved a capital reduction of Ps.13.86 per outstanding share, which will be made within the following 12 months after its approval.

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 13, 2023, the shareholders approved a dividend payment of Ps.14.84 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps.3.71 per outstanding share was made on May 18, 2023, the second payment for Ps.3.71 per outstanding share was made on July 13, 2023, the third payment for Ps.3.71 per outstanding share was made on October 12, 2023, and the fourth and final payment for Ps.3.71 per outstanding share was made on December 14, 2023.

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

See “Item 16E, Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Ownership of Capital Stock by Subsidiaries

Our subsidiaries are not allowed to invest in our shares directly or indirectly, except for shares acquired through employee stock option plans. In such plans, the number of shares acquired cannot exceed 25% of our total capital stock. Subsidiaries may also invest in our shares through asset managers (Sociedades de Inversión).

Liquidation

Upon our dissolution, one or more liquidators will be appointed through an extraordinary shareholders’ meeting to wind up our affairs. All fully paid, outstanding shares will be distributed equally. Partially paid shares will be distributed according to the proportion that has been paid at the time of distribution.

Other Provisions

Liabilities of the members of the Board of Directors

As per Mexican corporation law, any shareholder or group of shareholders who possesses at least 5% of our capital stock can take civil liability action directly against the members of our board of directors, based on Article 38 of the Securities Market Law.

Our bylaws further state that if any member of the board of directors violates their duties as outlined in articles 29 to 37 of the Securities Market Law, they will be held accountable and liable to both the company and its shareholders.

However, our bylaws also provide indemnification to the members of the board of directors, board committees, and secretary in case of any violations of their duty of care (deber de diligencia), provided that they acted in good faith and did not breach their duty of loyalty or commit any illicit acts under the Securities Market Law or other applicable law. Moreover, we shall indemnify the members of the board of directors and the secretary for any indemnification liability that they may incur as long as they have not acted in bad faith, violated their duty of loyalty, or committed any illicit act under the Securities Market Law or other applicable law.

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

Shareholders’ Conflict of Interest

According to Mexican law, if any shareholder has a conflict of interest regarding a transaction, they must abstain from voting at the relevant shareholders’ meeting. If a shareholder decides to vote on such a transaction where their interest conflicts with ours, they may be held liable for damages in case the transaction would not have been approved without such shareholder’s vote.

Directors’ Conflict of Interest

When it comes to directors, under Mexican law, any director who has a conflict of interest in any transaction must inform the other directors about it and avoid voting on the said transaction. If a director breaches this obligation, they will be held liable to us for any resulting damages or losses. Additionally, according to our bylaws, certain conflicts of interest will disqualify a person from serving on our board of directors.

MATERIAL CONTRACTS

Our Mexican subsidiaries are parties to the airport concessions granted by the SICT, under which we are required to construct, operate, maintain, and develop the airports in exchange for certain benefits. See “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation,” “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions” and “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – General Obligations of Concession Holders.”

MBJA and PACKAL are parties to airport concessions granted by the AAJ, under which MBJA and PACKAL are required to operate, maintain, and develop the Montego Bay and Kingston airports, respectively, in exchange for certain benefits. See “Item 4, Information on the Company – Regulatory Framework –Sources of Jamaican Regulation,” “Item 4, Information on the Company – Regulatory Framework – Jamaican Airport Concession Agreements.” See “Item 5, Recent Developments – Kingston Airport Concession."

We are a party to a participation agreement with AMP and the SICT, which establishes the framework for several other contracts to which we are a party. See “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

We have entered a Technical Assistance Agreement with AMP, providing management and consulting services. See “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

The U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 taxable year. Based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2024 taxable year. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and property elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican tax on dividends is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the series B shares or ADSs against such U.S. holder’s federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Mexican tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or disposition of the Series B shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposed amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Series B shares or ADSs and any Mexican tax imposed on such sale or disposition.

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

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information electronically with the SEC according to the rules and regulations of the SEC that apply to foreign private issuers. Any materials filed with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov/ and our website at https://www.aeropuertosgap.com.mx/en/financial-information.html. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

See Note 4 to our audited consolidated financial statements for disclosures about market risk.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar but collected in pesos based on the average exchange rate for the prior month. In 2021, 2022, and 2023, approximately 27.3%, 28.1% and 24.9%, respectively, of our total revenues were derived from passenger charges for international passengers (in 2021, 2022, and 2023, 33.1%, 34.1% and 32.5%, respectively, of the sum of our aeronautical and non-aeronautical revenues were derived from passenger charges for international passengers). A depreciation of the peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues. Approximately 20% of our 2023 aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 23.9% of our consolidated costs and expenses are denominated in U.S. dollars. Based upon a 10% annual depreciation of the peso compared to the U.S. dollar as of December 31, 2023, we estimate that our revenues would have increased by approximately Ps.503.1 million, and our costs and expenses would have increased by approximately Ps.256.5 million.

As of December 31, 2021, 2022, and 2023, respectively, 35.5%, 57.0%, and 81.3% of our cash and marketable securities were denominated in U.S. dollars.

In 2021, we restructured U.S.$191.0 million of existing U.S. dollar indebtedness, and as of December 31, 2021, we had U.S.$260.5 million in U.S. dollar-denominated debt. In 2022, we obtained U.S.$191.0 million in loans by refinancing bank debt. In 2023, we obtained U.S.$70.0 million in loans by bank debt. We had a total of U.S.$314.4 million in U.S. dollar-denominated debt as of December 31, 2023. Future decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of servicing such indebtedness.

On December 31, 2021, 2022, and 2023, we did not have any outstanding forward foreign exchange contracts.

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

On March 1, 2022, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swaps) in order to hedge the risk of increasing the SOFR-1 month, of the two loans that MBJA has in USD for a total of U.S.$42.0 million. U.S.$12.0 million that accrues an interest rate SOFR-1 month plus 3.10% is swapped for 1.59%, until the expiration of the loan and the U.S.$30.0 million that accrues an interest rate SOFR-1 month plus 2.85% is swapped for 1.785%, until the expiration of the loan.

As of December 31, 2023, we had approximately Ps.21.8 billion in variable rate debt. In recent years, we contracted interest rate swaps covering Ps.6.9 billion worth of risk for increased interest rates related to the issuance of our GAP 19 and GAP 20 long-term debt securities and MBJA’s loan with Bank of Nova Scotia. As of December 31, 2023, we had Ps.18.8 billion in fixed rate debt, of a total debt of Ps.40.6 billion. Accordingly, 63.6% of our total debt is fixed, taking into account the interest rate swaps.

On January 10, 2023, we signed loan agreements with Citibanamex for Ps.1.0 billion for a period of 18 months at a variable interest rate 28 days TIIE plus 30 basis points, the payment of the principal will be at maturity, resources were allocated to capital investment.

On September 3, 2023, we obtained the second and final withdrawal of US$30.0 million on its subsidiary MBJ US$60.0 million credit line dated September 1, 2020, the loan has a term of 5 years, with a monthly interest rate of SOFR plus 310 basis points and payment of 10% of the principal in month 54, 90% at maturity.

On September 27, 2023, we signed loan agreements with Citibanamex for U.S.$40.0 million for a period of 12 months at a monthly interest rate SOFR plus 25 basis points, the payment of the principal will be at maturity, without commissions, for the acquisition of IEM.

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

On September 1, 2020, MBJA signed loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for up to U.S.$60.0 million available for disbursement up to 24 months from the closing date. The loan has a 5-year maturity with a 2-year optional extension for up to U.S.$58.0 million, with a monthly interest rate of SOFR 310 basis points and principal payments of 10% due on the fifty-fourth month and 90% due at maturity. The disbursement fee was 50 basis points due at closing and a commitment fee of 55 basis points payable quarterly on any drawn balance. The first drawdown of U.S.$30.0 million was made on September 4, 2020. The loan proceeds were used to finance the airport’s Capital Development Program, as well as for general corporate purposes.

During 2021, we paid (i) Ps.1,019.0 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 4.67% plus a contractual fixed spread and an average Libor rate of 0.10%, plus a contractual fixed spread and (ii) Ps.640.5 million of interest expense under fixed-rate loans.

During 2022, we paid (i) Ps.1,393.2 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 8.1% plus a contractual fixed spread and an average Libor rate of 1.88%, plus a contractual fixed spread and (ii) Ps.834.7 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase in the TIIE-28 and the Libor rate as of December 31, 2022, our interest expense increased by Ps.240.7 million.

During 2023, we paid (i) Ps.2,281.2 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 11.42% plus a contractual fixed spread and an average SOFR of 5.19%, plus a contractual fixed spread and (ii) Ps.1,380.8 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase in the TIIE-28 and the SOFR as of December 31, 2023, our interest expense increased by Ps.300.1 million.

Because both our U.S. dollar loans and our peso bond debt have variable interest rates, an increase without interest rate hedges would reduce our cash flows. To reduce our exposure, we have contracted interest rate hedges with Scotiabank. The financial instruments with Scotiabank to cover the GAP 19 and GAP 20 long-term debt securities were entered into for speculative purposes and were formally designated. Therefore, these instruments qualify as hedging instruments for accounting purposes, and as a result, changes in their fair value are recognized in other comprehensive income and profit or loss in the cash flow hedge reserve.

	Notional amount		Coverage			Market value at December 31, 2023
	(millions)		start date	Rate	Due date	(in millions)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	3,000.0	February 2019	8.03%	March 2024	Ps.	144.1
Scotiabank	Ps.	3,000.0	March 2020	6.332%	February 2025		23.6
					Total Assets	Ps.	167.7

Derivatives designated as hedge financial instruments
The bank of nova scotia	USD	$12.0	March 2022	1.59%	April 2025		(5.5)
The bank of nova scotia	USD	$30.0	March 2022	1.7850%	September 2025		(21.5)
					Total Liability	Ps.	(27.0)

For the year ended December 31, 2021 and 2022, we recognized a gain of Ps.51.6 million, and Ps.6.8 million, respectively within finance cost as income of the period, due to the value of the premium paid, for the effect of the intrinsic value of these hedges of the GAP 17-2, GAP 19 and GAP 20 debt securities, during 2023 we did not recognize effect in the statement of profit or loss. In 2021, 2022 and 2023, we recognized Ps.29.6 million, Ps.130.6 million, and Ps.60.7 million, respectively, in the reserve for the gain on cash flow hedges.

On February 27, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in March 2019. These debt securities were issued at a 28-day TIIE variable rate plus 45 basis points, so a swap was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2023, we recognized Ps.101.5 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE.

On March 2, 2020, we entered into a hedge of the variable interest rate generated by the debt securities issued in February 2020. These debt securities were issued at a 28-day TIIE variable rate plus 17 basis points, so a swap was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2023, we recognized Ps.152.5 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE.

On March 1, 2022, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swaps) in order to hedge the risk of increasing the SOFR-1 month, of the two loans that MBJA has in USD for a total of U.S.$42.0 million. U.S.$12.0 million that accrues an interest rate SOFR-1 month plus 3.10% is swapped for 1.59%, until the expiration of the loan and the U.S.$30.0 million that accrues an interest rate SOFR-1 month plus 2.85% is swapped for 1.785%, until the expiration of the loan. Changes in fair value will be recognize temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the loans are recognized, the derivative is only for SOFR-1 month. As of December 31, 2022, we recognized U.S.$0.2 million as finance cost as a result of the application of the hedge because the fixed rate contracted in the swap was higher than SOFR-1 month. As of December 31, 2023, we recognized U.S.$0.1 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was lower than SOFR-1 month.

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

The depositary of our ADSs, The Bank of New York Mellon, collects its fees directly from investors depositing shares or surrendering ADSs for withdrawal or from intermediaries acting for them by deducting the fees from the amounts distributed or by selling a portion of the distributable property to pay the fees. For example, the depositary may deduct from cash distributions, directly bill investors, or charge the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for these services are paid.

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility, including, but not limited to, investor relations expenses, the annual NYSE listing fees (as invoiced in the reimbursement request to the depositary) or any other program-related expenses. There are limits on the expenses the depositary will reimburse us, but the amount available to us is not necessarily tied to the fees the depositary collects from investors. In 2021, 2022, and 2023, we received no reimbursements from the depositary for expenses corresponding to 2020, 2021, and 2022, respectively.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)
Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, our disclosure controls and procedures were effective as of December 31, 2023.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our Company maintained effective internal control over financial reporting as of December 31, 2023.

Our independent registered public accounting firm that audited the financial statements included in this filing has issued an attestation report on the effectiveness of our internal control over financial reporting.

c)
Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

d)
Report of Independent Registered Public Accounting Firm on Internal Controls

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023, 2022 and 2021 and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2024 expressed an unqualified opinion on those consolidated financial statements.

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
April 29, 2024

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Cárdenas Dosal S.C. (“KPMG Mexico”), during the fiscal years ended December 31, 2021, 2022, and 2023:

	Year ended December 31,
	2021		2022		2023
	(thousands of pesos)
Audit fees	Ps.	15,070	Ps.	15,253	Ps.	15,892
Other fees		1,263		3,027		2,186
Total fees	Ps.	16,333	Ps.	18,280	Ps.	18,078

Audit fees in the above tables are the aggregate fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements and services related to the Sarbanes-Oxley Act of 2002, services related to the issuance of debt securities, the audit of the financial statements of certain subsidiaries and other statutory audit reports.

We have not engaged our independent auditors for tax compliance, tax advice or tax planning services in the fiscal years ended December 31, 2021, 2022, and 2023.

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

(iv) a person who is affiliated with or employed, or whose immediate family member is affiliated with or employed in a professional capacity, by a present or former internal or external auditor of the company, its parent or a consolidated subsidiary, within the last three years;

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

§303A.07 specifies other requirements for audit committees, including a minimum of three members who satisfy the independence requirements of Section 303A.02.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy.

We have implemented a comprehensive process to assess, identify, and manage material risks arising from cybersecurity threats, encompassing both the disruption of business operations and the security of financial reporting systems.

Our cybersecurity risk management practices entail the development, implementation, and continuous improvement of policies and procedures aimed at safeguarding information and ensuring the availability of critical data and systems.

The cybersecurity program is underpinned by advanced security technologies supported by a team of experienced and trained experts with deep knowledge of best practices in this field. This program is designed with controls aimed at identifying, protecting, detecting, responding to, and recovering from information and cybersecurity incidents.

Our Company has a comprehensive framework for cybersecurity and information security, structured into four domains: Governance, Surveillance, Resilience, and Protection. This framework includes risk assessment and mitigation through a threat intelligence-based approach, application controls, and enhanced security against ransomware. We rely on recognized standards such as International Organization for Standardizations (ISO) 27001/27002 standards for general information technology controls, International Society of Automation (ISA) / International Electrotechnical Commission (IEC) standards for industrial automation, the National Institute of Standards and Technology (NIST) Cybersecurity Framework for measuring overall readiness to respond to cyber threats, and Sarbanes-Oxley (SOX) for assessment of internal controls.

To protect and monitor our technological environment, we utilize a combination of policies, software, training programs, and hardware solutions. This includes firewalls, unified threat management, intrusion prevention and detection systems, vulnerability and penetration testing, identity management systems, privileged account management systems, anti-malware systems, and cybersecurity risk management systems, among others.

Cybersecurity risk management falls under the responsibility of the cybersecurity and information security team, supervised by our Director of Sustainability, Quality, Innovation, and Information Technology (IT). We conduct annual awareness training on information security for employees involved in our systems and processes handling customer data, as well as system audits and additional specialized training. Additionally, we publish monthly cybersecurity awareness bulletins and conduct theoretical exercises to simulate responses to cybersecurity incidents, using findings to continuously improve our practices, procedures, and technologies.

Our Incident Response Plan coordinates activities to prepare for, detect, respond to, and recover from cybersecurity incidents, including processes for classification, severity assessment, escalation, containment, investigation, and remediation, as well as compliance with applicable legal obligations and mitigating damage to brand and reputation.

Our cybersecurity team conducts periodic testing of our controls through vulnerability scanning, and attack simulations. Additionally, in connection with our cybersecurity risk management processes, our program includes reviews and assessments conducted by third-party external and independent parties to evaluate our internal incident response readiness and help identify areas for focus and continuous improvement.

Our cybersecurity risk management processes do not extend to the oversight and identification of threats associated with our use of third-party service providers, that assesses risks from vendors and suppliers.

Over the past three fiscal years, we have not experienced any material information security breaches, and expenses related to such incidents have not been material, including penalties and settlements. However, we cannot guarantee that we will not be materially affected by such risks or incidents in the future. See “Risk Factors” in Item 3 of this Annual Report on Form 20-F for more information on our cybersecurity related risks.

Governance.

Our Audit Committee, as a cornerstone of our corporate governance structure, is primarily responsible for the oversight of risks from cybersecurity threats. To fulfill this responsibility, our Audit Committee receives comprehensive quarterly reports on cybersecurity and information security. These reports, prepared by the Manager of Cybersecurity and Information Security and presented by our Director of Sustainability, Quality, Innovation, and Information Technology, provide a complete overview of the Company's digital security condition. The reports include a detailed assessment of various critical aspects of cybersecurity. This ranges from detected threats to an analysis of cybersecurity governance processes, evaluations of the status of ongoing projects to strengthen internal security, and reviews of prevention and mitigation efforts, along with an assessment of the results obtained from security breach simulations, such as penetration tests and incident response exercises.

In addition to the quarterly reports, additional updates are provided to the Audit Committee as needed, in response to significant events, regulatory changes, or cyber emergencies. This practice ensures continuous and adaptive surveillance against constantly evolving digital threats.

Furthermore, a thorough evaluation of the Company's performance in each phase of the cybersecurity lifecycle is provided to the Director of Sustainability, Quality, Innovation, and Information Technology by the Manager of cybersecurity and Information Security. From proactive preparation and prevention to early detection, agile response, and effective recovery, each aspect is meticulously analyzed. This not only enables a clear understanding of current strengths and weaknesses in cybersecurity but also informs strategic and tactical decisions to continuously improve our cybersecurity posture.

Our Board of Directors retains responsibility for overseeing our overall risk management systems and processes, and the Audit Committee provides quarterly reports to the full Board of Directors on cybersecurity risk. As a result, the members of the Board of Directors stay apprised of all relevant updates, as well as of the rapidly evolving cyber threat landscape, and provide guidance to management as appropriate to address the effectiveness of our overall data privacy and cybersecurity program.

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

4.1

An English translation of the Amended and Restated Guadalajara Airport Concession Agreement and annexes thereto, together with a schedule highlighting the differences between this concession and the Company’s other concessions.*

4.2

Participation Agreement and Amendment No. 1 thereto among the Registrant, the Mexican Federal Government through the SICT, Nacional Financiera, S.N.C., the Company, Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V., Aeropuerto de Aguascalientes, S.A. de C.V., Aeropuerto del Bajío, S.A. de C.V., Aeropuerto de Guadalajara, S.A. de C.V., Aeropuerto de Hermosillo, S.A. de C.V., Aeropuerto de La Paz, S.A. de C.V., Aeropuerto de Los Mochis, S.A. de C.V., Aeropuerto de Manzanillo, S.A. de C.V., Aeropuerto de Mexicali, S.A. de C.V., Aeropuerto de Morelia, S.A. de C.V., Aeropuerto de Puerto Vallarta, S.A. de C.V., Aeropuerto de San José del Cabo, S.A. de C.V., Aeropuerto de Tijuana, S.A. de C.V., AMP, AENA, Aeropuerto del Pacífico Ángeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V., Grupo Dragados, S.A., Grupo Empresarial Ángeles, S.A. de C.V., Bancomext and the ASA, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-131220) filed on January 23, 2006).

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

4.5

An English translation of the Amendment to Exhibit 7 of the Company’s concession titles dated as of October 19, 2023 (amending the original concession titles dated as of June 29, 1998, as amended on March 19, 1999) in connection with the Company’s Mexican Airports*

8.1	List of subsidiaries of the Company. *

11.1	Code of Ethics of the Company. *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

97.1	Policy for the Recovery of Erroneously Awarded Compensation*

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

Exhibit No.	Description

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

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

Dated: April 29, 2024

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2021, 2022 and 2023 and for the

Years Ended December 31, 2021, 2022 and 2023

and Report of Independent Registered Public

Accounting Firm Dated April 29, 2024

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2021, 2022 and 2023 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2023, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Evaluation of classification of certain expenditures as improvements to concession assets or maintenance costs

As discussed in Notes 3d and 8 to the consolidated financial statements the Company has a net balance of Ps. 28,997,244 (thousand) of improvements to concession assets as of December 31, 2023. The Company holds concessions to operate airports and has significant expenditures in relation to these concessions, including expenditures under commitments made in the Master Development Programs which, once approved, form part of the concession terms. These expenditures are classified as either improvements to concession assets or as maintenance of concession assets. Expenditures classified as improvements to concession assets result in the recognition of intangible assets in the ‘improvements to concession assets’ account. Expenditures classified as maintenance of concession assets are recognized as expenses in profit or loss and no related intangible asset is recognized. Under the Company’s accounting policy this classification requires the assessment of a number of factors, including qualitative matters.

We identified the evaluation of the classification of certain expenditures as improvements to concession assets or maintenance costs as a critical audit matter. During the year, the Company’s management assessed the classification of a large number of expenditures and, for certain of those expenditures, applied subjective judgment when assessing qualitative factors in order to determine their classification as either improvements to concession assets or maintenance cost which, in turn, required a high degree of auditor judgment to evaluate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the classification of expenditures as improvements to concession assets or maintenance costs. This included controls related to the review and approval of expenditures. We read the concession contracts and Master Development Programs, including the expenditure commitments contained there-in.

We evaluated the reasonableness of the Company’s accounting policy for classifying expenditures as improvements to concession assets or as maintenance costs, considering the relevant accounting literature. For a sample of expenditures made during the year ended December 31, 2023 we assessed the reasonableness of the classification as either improvements to concession assets or maintenance costs considering the Group's accounting policy. As part of this assessment, when the classification involved significant judgment, we questioned management on its justification and challenged its assessment of the qualitative matters.

We have served as the Company’s auditor since 2016.

/s/ KPMG CÁRDENAS DOSAL S.C.

KPMG CÁRDENAS DOSAL S.C
Guadalajara, Jalisco, México
April 29, 2024

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2021, 2022 and 2023

(In thousands of Mexican Pesos)

Assets

	December 31, 2021		December 31, 2022		December 31, 2023
Current assets:
Cash and cash equivalents (Note 5)	Ps.	13,332,877	Ps.	12,371,464	Ps.	10,055,211
Trade accounts receivable – net (Note 6)		1,720,475		2,368,342		2,251,229
Recoverable taxes (Note 12.b)		1,267,643		658,121		1,253,017
Other current assets		76,580		113,853		149,945
Total current assets		16,397,575		15,511,780		13,709,402
Advanced payments to suppliers		923,795		2,564,880		2,105,833
Machinery, equipment and improvements on leased assets – net (Note 7)		3,094,220		3,928,258		4,552,283
Improvements to concession assets – net (Note 8)		16,857,852		20,260,493		28,997,244
Airport concessions – net (Note 9)		10,328,521		9,668,698		8,778,988
Rights to use airport facilities – net (Note 10)		760,200		703,500		646,801
Other acquired rights – net (Note 11)		448,206		431,509		814,297
Derivative financial instruments (Note 15)		89,711		292,697		167,696
Deferred income taxes – net (Note 12.e)		6,230,886		6,810,168		7,337,813
Right of use assets		56,440		57,258		47,255
Other assets – net		135,679		276,100		287,247
Total	Ps.	55,323,085	Ps.	60,505,341	Ps.	67,444,859

See accompanying notes to consolidated financial statements.

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2021, 2022 and 2023

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2021		December 31, 2022		December 31, 2023
Current liabilities:
Bank loans, debt securities and current portion of debt (Note 16.a and b)	Ps.	3,964,668	Ps.	2,256,891	Ps.	7,830,316
Concession taxes payable		268,114		259,083		608,543
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 30.a)		394,208		621,722		722,923
Accounts payable (Note 13)		3,147,544		2,472,291		2,557,922
Advance payments from clients		104,293		106,353		87,599
Taxes payable		129,072		153,139		99,322
Liabilities for assets in lease (Note 14.b)		11,872		15,418		13,183
Derivative financial instruments (Note 15)		71,387		51,205		26,990
Income taxes payable (Note 12)		1,271,800		983,868		138,781
Total current liabilities		9,362,958		6,919,970		12,085,579
Deposits received in guarantee (Note 4)		788,435		916,961		1,022,148
Liabilities for assets in lease (Note 14.b)		47,094		46,207		39,508
Deferred income taxes (Note 12.e)		606,632		488,804		335,174
Retirement employee benefits (Note 17)		193,126		216,908		280,423
Long-term borrowings (Note 16.a)		5,196,240		6,232,858		4,481,792
Debt securities (Note 16.b)		18,700,000		25,855,588		28,255,588
Total long-term liabilities		25,531,527		33,757,326		34,414,633
Total liabilities		34,894,485		40,677,296		46,500,212
Stockholders’ equity (Note 18):
Common stock		170,381		8,197,536		8,197,536
Repurchased shares		(3,000,037)		(1,999,987)		-
Legal reserve		1,592,551		34,076		478,185
Reserve for repurchase of shares		5,531,292		2,499,473		2,500,000
Retained earnings		13,925,091		9,187,597		8,787,568
Foreign currency translation reserve		1,034,233		575,534		(240,307)
Remeasurements of employee benefits – Net of income tax		5,211		14,013		(1,919)
Reserve for financial instruments of cash flow hedges – Net of income tax		29,658		130,624		60,720
Total equity attributable to controlling interest		19,288,380		18,638,866		19,781,783
Non-controlling interest (Note 19)		1,140,220		1,189,179		1,162,864
Total Stockholders’ equity		20,428,600		19,828,045		20,944,647
Total	Ps.	55,323,085	Ps.	60,505,341	Ps.	67,444,859

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2021, 2022 and 2023

(In thousands of Mexican Pesos, except per share amounts)

	2021		2022		2023
Revenues (Note 20):
Aeronautical services	Ps.	11,983,954	Ps.	17,336,734	Ps.	19,267,395
Non-aeronautical services		3,662,441		5,197,238		6,165,429
Improvements to concession assets		3,368,511		4,846,404		7,791,320
		19,014,906		27,380,376		33,224,144
Operating costs:
Employee cost (Note 22)		1,115,750		1,373,264		1,724,461
Maintenance		546,548		730,568		728,618
Safety, security and insurance		510,440		577,122		691,155
Utilities		391,836		474,032		485,265
Expected credit loss of the year		15,487		41,444		29,395
Others operation expenses		409,570		584,624		721,175
Technical assistance fees (Note 30)		526,220		756,648		851,320
Concession taxes (Note 9)		1,231,044		1,895,182		2,532,896
Depreciation and amortization (Note 21)		2,050,539		2,313,321		2,545,702
Cost of improvements to concession assets (Note 23)		3,368,511		4,846,404		7,791,320
Other (income) expense – net (Note 24)		(8,232)		(26,428)		(15,876)
		10,157,713		13,566,181		18,085,431
Income from operations		8,857,193		13,814,195		15,138,713
Finance cost – net (Note 25):
Finance income		420,271		835,989		1,402,964
Finance cost		(1,686,540)		(2,455,918)		(3,439,276)
Exchange gain (loss) – net		238,339		81,420		(340,711)
		(1,027,930)		(1,538,509)		(2,377,023)
Income before income taxes		7,829,263		12,275,686		12,761,690
Income tax (Note 12.c):
Current		2,315,686		3,849,778		3,616,811
Deferred		(530,140)		(759,566)		(544,721)
		1,785,546		3,090,212		3,072,090
Net profit for the year		6,043,717		9,185,474		9,689,600
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		30,810		(488,316)		(893,708)
Cash flow hedges, effective portion of changes in fair value, net of income tax		500,765		100,966		(69,905)
Items that will not be reclassified to profit or loss Remeasurements of employee benefit – net of income tax (Note 17)		15,263		8,802		(15,932)
Total comprehensive income for the year	Ps.	6,590,555	Ps.	8,806,926	Ps.	8,710,055
Profit for the year attributable to:
Controlling interest	Ps.	5,997,492	Ps.	9,013,147	Ps.	9,542,912
Non-controlling interest		46,225		172,327		146,688
	Ps.	6,043,717	Ps.	9,185,474	Ps.	9,689,600
Total comprehensive income for the year attributable to:
Controlling interest	Ps.	6,510,307	Ps.	8,664,216	Ps.	8,641,235
Non-controlling interest		80,248		142,710		68,820
	Ps.	6,590,555	Ps.	8,806,926	Ps.	8,710,055
Weighted average number of common shares outstanding		519,372,684		508,371,309		505,277,464
Basic and diluted earnings per share (in Mexican Pesos, Note 3.r)	Ps.	11.5476	Ps.	17.7294	Ps.	18.8864
(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ equity

For the years ended December 31, 2021, 2022 and 2023

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non- controlling interest		Total equity
Balances as of January 1, 2021	561,000,000	Ps.	6,185,082	Ps.	(1,733,374)	Ps.	1,592,551	Ps.	3,283,374	Ps.	11,908,891	Ps.	1,037,446	Ps.	(10,052)	Ps.	(471,107)	Ps.	21,792,811	Ps.	1,059,972	Ps.	22,852,783
Comprehensive income:
Capital distribution, Ps.3.82 y Ps.7.80 pesos per share, May and September, respectively (Note 18.e, g)	—		(6,014,701)		—		—		—		—		—		—		—		(6,014,701)		—		(6,014,701)
Cancellation of repurchase of shares (Note 18.e)	(35,424,453)		—		1,733,374		—		(1,733,374)		—		—		—		—		—		—		—
Reserve for repurchase of shares (Note 18.g)	—		—		—		—		3,981,292		(3,981,292)		—		—		—		—		—		—
Repurchase of shares (Note 18.e)	—		—		(3,000,037)		—		—		—		—		—		—		(3,000,037)		—		(3,000,037)
Profit of the year	—		—		—		—		—		5,997,492		—		—		—		5,997,492		46,225		6,043,717
Other comprehensive income for the year	—		—		—		—		—		—		(3,213)		15,263		500,765		512,815		34,023		546,838
Total comprehensive income for the year	—		—		—		—		—		5,997,492		(3,213)		15,263		500,765		6,510,307		80,248		6,590,555
Balances as of December 31, 2021	525,575,547	Ps.	170,381	Ps.	(3,000,037)	Ps.	1,592,551	Ps.	5,531,292	Ps.	13,925,091	Ps.	1,034,233	Ps.	5,211	Ps.	29,658	Ps.	19,288,380	Ps.	1,140,220	Ps.	20,428,600
Comprehensive income:
Cancellation of Legal Reserve (note 18.h)	—		—		—		(1,558,475)		—		1,558,475		—		—		—		—		—		—
Capitalization of retained earnings (Note 18.j)	—		8,027,155		—		—		—		(8,027,155)		—		—		—		—		—		—
Cancellation of repurchase of shares (Note 18.j)	(13,273,970)		—		3,000,037		—		(3,000,037)		—		—		—		—		—		—		—
Reserve for repurchase of shares (Note 18.h)	—		—		—		—		(31,782)		31,782		—		—		—		—		—		—
Repurchase of shares (Note 18.l)	—		—		(1,999,987)		—		—		—		—		—		—		(1,999,987)		—		(1,999,987)
Dividends paid, Ps.14.40 pesos per share (Note 18.i)	—		—		—		—		—		(7,313,743)		—		—		—		(7,313,743)		—		(7,313,743)
Dividends declared non-controlling interest (Note 19)	—		—		—		—		—		—		—		—		—		—		(93,751)		(93,751)
Profit of the year	—		—		—		—		—		9,013,147		—		—		—		9,013,147		172,327		9,185,474
Other comprehensive income for the year	—		—		—		—		—		—		(458,699)		8,802		100,966		(348,931)		(29,617)		(378,548)
Total comprehensive income for the year	—		—		—		—		—		9,013,147		(458,699)		8,802		100,966		8,664,216		142,710		8,806,926
Balances as of December 31, 2022	512,301,577	Ps.	8,197,536	Ps.	(1,999,987)	Ps.	34,076	Ps.	2,499,473	Ps.	9,187,597	Ps.	575,534	Ps.	14,013	Ps.	130,624	Ps.	18,638,866	Ps.	1,189,179	Ps.	19,828,045

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ equity

For the years ended December 31, 2021, 2022 and 2023

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2023	512,301,577	Ps.	8,197,536	Ps.	(1,999,987)	Ps.	34,076	Ps.	2,499,473	Ps.	9,187,597	Ps.	575,534	Ps.	14,013	Ps.	130,624	Ps.	18,638,866	Ps.	1,189,179	Ps.	19,828,045
Transfer of earnings to legal reserve (Note 18.n)							444,109.00				(444,109.00)
Cancellation of repurchase of shares (Note 18.m)	(7,024,113)		—		1,999,987		—		(1,999,987)		—		—		—		—		—		—		—
Reserve for repurchase of shares (Note 18.l)	—		—		—		—		2,000,514		(2,000,514)		—		—		—		—		—		—
Dividends paid Ps.3.71 pesos per share (Note 18.k)	—		—		—		—		—		(7,498,318)		—		—		—		(7,498,318)		—		(7,498,318)
Dividends declared non-controlling (Note 19)	—		—		—		—		—		—		—		—		—		—		(95,135)		(95,135)
Comprehensive income:	—		—		—		—		—		—		—		—		—		—		—		—
Profit for the year	—		—		—		—		—		9,542,912		—		—		—		9,542,912		146,688		9,689,600
Other comprehensive income for the year	—		—		—		—		—		—		(815,841)		(15,932)		(69,904)		(901,677)		(77,868)		(979,545)
Total comprehensive income for the year	—		—		—		—		—		9,542,912		(815,841)		(15,932)		(69,904)		8,641,235		68,820		8,710,055
Balances as of December 31, 2023	505,277,464	Ps.	8,197,536	Ps.	-	Ps.	478,185	Ps.	2,500,000	Ps.	8,787,568	Ps.	(240,307)	Ps.	(1,919)	Ps.	60,720	Ps.	19,781,783	Ps.	1,162,864	Ps.	20,944,647

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2022 and 2023

(In thousands of Mexican Pesos)

	2021		2022		2023
Cash flows from operating activities:
Net profit for the year	Ps.	6,043,717	Ps.	9,185,474	Ps.	9,689,600
Adjustments for:
Employee benefits		3,312		35,532		45,501
Allowance expected credit loss		15,487		41,444		29,395
Depreciation and amortization		2,050,539		2,313,321		2,545,702
(Gain) loss on sale of machinery, equipment and improvements to leased assets		(3,490)		14,232		(668)
Net (gain) on derivative financial instruments		(51,656)		(6,967)		-
Interest expense for financing activity		1,687,895		2,356,116		3,439,276
Unrealized exchange (gain)		(5,427)		(261,258)		(311,969)
Labor provisions		11,753		3,284		22,986
Income tax expense		1,785,543		3,090,212		3,072,090
		11,537,673		16,771,390		18,531,913
Changes in:
Trade accounts receivable		(464,395)		(705,576)		50,837
Recoverable income tax and other current assets		(299,842)		601,434		(469,839)
Concession taxes payable		94,879		(10,719)		374,872
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		237,205		227,514		101,201
Accounts payable		959,177		(139,794)		(213,268)
Taxes payable		(41,990)		23,229		(47,181)
Deposits received in guarantee		89,859		109,061		108,236
Cash generated by operating activities		12,112,566		16,876,539		18,436,771
Income taxes paid		(1,017,120)		(4,356,833)		(4,501,917)
Net cash provided by operating activities		11,095,446		12,519,706		13,934,854
Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased assets, improvements to concession assets and advance payments to suppliers		(4,946,784)		(8,431,106)		(10,444,346)
Proceeds from sales of machinery and equipment		3,215		5,198		3,535
Acquisition of subsidiary, net of cash acquired		—		—		(614,792)
Other investment activities		(25,739)		(56,475)		(36,553)
Net cash used in investing activities		(4,969,308)		(8,482,383)		(11,092,156)
Cash flows from financing activities:
Dividends declared and paid		—		(7,313,743)		(7,498,318)
Dividends paid to non-controlling interest		—		(153,959)		(135,913)
Capital distribution		(6,014,701)		—		—
Repurchase of shares		(3,000,037)		(1,999,987)		—
Proceeds from issuance of debt securities		7,000,000		7,757,588		5,400,000
Proceeds from bank loans		3,779,413		6,872,783		3,715,459
Repayments on bank loans		(5,941,663)		(4,039,007)		(1,642,132)
Payment of debt securities		(1,500,000)		(3,800,000)		(602,000)
Interest paid on leases		(2,598)		(5,391)		(4,805)
Payment of liabilities for lease		(12,466)		(16,098)		(17,517)
Interest capitalized on financial loans		—		—		(342,554)
Interest paid on financial loans		(1,659,473)		(2,227,888)		(3,661,981)
Net cash used for by financing activities		(7,351,525)		(4,925,702)		(4,789,761)
Effects of exchange rate changes on cash held:		113,715		(73,034)		(369,190)
Decrease in cash and cash equivalents		(1,111,672)		(961,413)		(2,316,253)
Cash and cash equivalents at beginning of year		14,444,549		13,332,877		12,371,464
Cash and cash equivalents at the end of year	Ps.	13,332,877	Ps.	12,371,464	Ps.	10,055,211
Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased assets and improvements to concession assets	Ps.	1,427,990	Ps.	853,467	Ps.	901,486

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2022 and 2023

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

In June 1998, the subsidiaries of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. were granted concessions by the Ministry of Infrastructure, Communications and Transportation (SICT) (formerly called Ministry of Communications and Transportation) to manage, operate and develop each of the Pacific Group’s 12 airports and benefit from the use of the airport facilities, for a 50-year term beginning November 1, 1998 (The Concession or Concessions). The cost of the concessions, which totaled Ps.15,938,359, was determined by the Mexican Government in August 1999, based upon the price paid by Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP, the strategic shareholder of the Company) for its interests in GAP. On August 20, 1999, GAP entered into a Liabilities Assumption Agreement with each of its subsidiaries, whereby it assumed the liabilities incurred by each subsidiary derived from obtaining the concession. Such liabilities were capitalized by GAP as equity in favor of the Mexican Government on the same date.

The term of the concession is 50 years as of November 1, 1998 and may be extended by the SICT on one or more occasions for up to 50 additional years under certain circumstances. Beginning on November 1, 1998, the Company is required to pay an annual tax to the Mexican Government, through the SICT, for use of the public property, equivalent to 5% of each concessionaire’s annual gross revenues, according to the concession terms and the Mexican Federal Duties Law. As of January 1, 2024, this percentage increases to 9% in accordance with the decree issued by the Federal Government and notified to the Company on November 13, 2023.

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

DCA also has a 14.77% stake in SCL Terminal Aéreo Santiago, S.A. (SCL), the operator of the international terminal in Santiago, Chile until September 30, 2015. On September 30, 2015, the concession to operate the Santiago de Chile airport expired, consequently, those assets were immediately returned to the Chilean government and the new operator without any significant incidents. Though SCL will no longer have operations, SCL must remain in effect for an additional year after the transfer. After that first year, SCL will remain in effect until its dissolution, which was confirmed on December 12, 2023.

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

b.
Significant events

–
On January 10, 2023, the Company entered into loan agreements with Banco Nacional de México, S.A., (“Citibanamex”) for Ps.1,000,000, for a period of 18 months at a variable interest rate 28 days TIIE plus 30 basis points, the payment of the principal will be at maturity, resources were allocated to capital investment.

–
On March 27, 2023, the Company issued 54 million sustainability-linked long-term debt securities for a total Ps.5,400,000, and payment of principal at maturity, under the modality of communicating vessels: i) GAP 23L Ps.1,120,000 of these bonds at a variable rate of TIIE-28 plus 22 basis points, payment of the principal on March 23, 2026 and ii) GAP 23-2L Ps.4,280,000 that will pay interest every 182 days at a fixed annual rate of 9.65%, with payment of the principal on March 18, 2030. The resources were allocated for payment of the maturity of the GAP 20-2 debt securities of Ps.602,000, and capital investment.

–
In an Ordinary Shareholders’ Meeting held on April 13, 2023, the shareholders approved a dividend payment of Ps.14.84 per outstanding shares at the date of each payment, excluding share repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps.3.71 per outstanding share was made on May 18, 2023, the second payment for Ps.3.71 per outstanding share was made on July 13, 2023, the third payment for Ps.3.71 per outstanding share was made on October 12, 2023, and the fourth and final payment for Ps.3.71 per outstanding share was made on December 14, 2023.

–
On April 13, 2023, in an Annual Shareholders’ Meeting, the shareholders approved the proposal of cancellation of the remaining of the repurchase fund reserve, approved in an Ordinary General Shareholders’ Meeting held on April 22, 2022 for an amount of Ps.499,486, as well as, approval a maximum amount of resources allocated for the repurchase of the Company’s own shares of Ps.2,500,000 during the 12 months after April 13, 2023, in accordance with Article 56 of the Securities Market Law.
–
In Extraordinary Shareholders’ Meeting held on April 13, 2023 the cancellation of 7,024,113 shares were held in treasury was approved.

–
On May 23, 2023, the Ordinary Shareholders’ Meeting approved the ratification, appointment, and designation of the board of directors.
–
On June 22, 2023, the maturity payment of the GAP 20-2, equivalent to 6.02 million long-term debt securities for a value of Ps.602,000, was made with the proceeds obtained from the issuance long-term debt securities on March 27, 2023.

–
On September 3, 2023, the Company made the second and final withdraw of US$30.0 million on its subsidiary MBJ Airports Limited (MBJA) US$60.0 million credit line dated September 1, 2020, the loan has a term of 5 years, with a monthly interest rate of SOFR plus 310 basis points and payment of 10% of the principal in month 54, 90% at maturity.

–
On September 27, 2023, the Company entered into loan agreements with Citibanamex for US$40.0 million for a period of 12 months at a monthly interest rate SOFR plus 25 basis points, the payment of the principal will be at maturity, without commissions, for the acquisition of IEM.

–
October 4, 2023, a notification was received from the Federal Civil Aviation Agency (AFAC), a decentralized entity of the SICT, informing that it has decided, unilaterally and without prior notice, to modify with immediate effect the bases of the tariff regulation established in Annex 7 of the concession contracts entered into with the SICT on June 29, 1998.

–
On October 19, 2023, the AFAC notified that it modified the Tariff Regulation bases received on October 4, 2023. These bases have an immediate application, however, they respect the Master Development Plan (MDP) and the current Maximum Rate, approved in the last tariff review for the period 2020-2024, so any modification to the tariffs would occur as of January 1, 2025, once the ordinary review process of the Joint Maximum Rate and MDP for the period 2025-2029 is completed.

–
On November 7, 2023, the Company entered into loan agreements with Banco Santander Mexico, S.A, (“Santander”) for Ps.1,500,000, for a period of 12 months, at a variable interest rate 28 days TIIE plus 38 basis points, the payment of the principal will be at maturity, without commission. The proceeds of this loan were used to repay the bank loan with Scotiabank Inverlat, for the same amount.

2.
Basis of presentation

a.
Statement of compliance – These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), its amendments and interpretations issued and outstanding or issued and adopted early on the date of preparation of these consolidated financial statements.

b.
Translation into English – The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.

c.
Basis of preparation – The consolidated financial statements have been prepared on the historical cost basis except for assets and liabilities assumed in the business combinations on the date of purchase, which were recorded at fair value, derivative financial instruments and non-derivative financial instruments with changes in profit and loss, rights use of assets, liabilities for corresponding lease and the liabilities for defined benefits are recognized at present value.

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
d.
Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2021, 2022 and 2023. The consolidated subsidiaries are as follows:

Company	% participation	Location	Activity
Aeropuerto de Aguascalientes, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto del Bajío, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Guadalajara, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Hermosillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de La Paz, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Los Mochis, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Manzanillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Mexicali, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Morelia, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de San José del Cabo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Tijuana, S.A. de C.V.	99.99%	Mexico	Operation of airport
Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)	99.99%	Mexico	Provides personnel services
Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)	99.99%	Mexico	Non-profit Organization dedicated to social orientation and infrastructure support of educational institutions
Puerta Cero Parking, S.A. de C.V. (PCP)	99.99%	Mexico	Operation of parking lot
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)	99.99%	Mexico	Administrative services
Aerocomercializadora del Pacifico, S.A. de C.V. (ADP)	99.99%	Mexico	Operation of infrastructure and other commercial services
Desarrollo de Concesiones Aeroportuarias, S.L. (DCA)	100.0%	Spain	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited (MBJA)	74.50%	Jamaica	Operation of airport
PAC Kingston Airport Limited (PACKAL)	100%	Jamaica	Operation of airport
GA del Pacífico es do Brasil, LTDA	99.99%	Brazil	No operation
Inmuebles Especializados Matrix, S.A. de C.V. (IEM)*	100%	Mexico	Subleasing of cargo operation areas and hangars
Aerohoteles del Pacífico, S.A. de C.V. (AHP)*	100%	Mexico	Operation of hotels with other integrated services

* These subsidiaries are consolidated since 2023.

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

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

e.
Application of new and revised International Financing Reporting Standards.

Modification of International Financing Reporting Standards (“IFRSs” or “IAS”) and new interpretations that are mandatorily effective from 2023

IFRS 17 Insurance Contracts

IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts and replaces IFRS 4 Insurance Contracts.

IFRS 17 describes a general model, which is modified for insurance contracts with direct participation features, described as the Variable Rate Approach. The general model is simplified if certain criteria are met by measuring the remaining coverage liability using the premium allocation method.

The general model will use current assumptions to estimate the amount, timing and uncertainty of future cash flows and explicitly measure the cost of that uncertainty, take into account market interest rates and the impact of policyholder options and guarantees.

In June 2020, the International Accounting Standards Board (IASB) issued amendments to IFRS 17 to address concerns and implementation changes that were identified after IFRS 17 was published. The amendments defer the initial application date of IFRS 17 (incorporating the amendments) to annual reporting beginning on or after January 1, 2023. At the same time, the IASB issued a Temporary Extension of Exemption to Apply IFRS 9 (Amendments to IFRS 4) that extends the expiration date of the temporary exemption to apply IFRS 9 in IFRS 4 for annual periods beginning on or after January 1, 2023.

IFRS 17 should be applied retrospectively unless it is impractical, in which case the retrospective approach will be modified or the fair value approach will be applied.

In accordance with the transition requirements, the date of initial application is the beginning of the annual reporting period in which the Company applies the Standard for the first time and the transition date is the beginning of the period immediately preceding the date of initial application.

The adoption of this standard has no material impact on the Company’s consolidated financial statements.

Amendments to IAS 1 Classification of Liabilities as Current and Non-Current

The amendments to IAS 1 affect the presentation of liabilities as current and non-current in the consolidated statement of financial position and not the amount or timing at which any asset, liability, income or expense is recognized, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current and non-current is based on the rights to exist at the end of the reporting period, specify that the classification is not affected by expectations about whether the entity will exercise the right to defer settlement of the liability, explain that rights exist if there are covenants to be met at the end of the reporting period, and introduce a definition of 'arrangement' to make it clear that the arrangement refers to the transfer of cash from the counterparty, equity instruments, other assets or services.

The adoption of this standard has no material impact on the Company’s consolidated financial statements.

Amendments to IAS 1 and IFRS 2 - Amendments to IAS 1 and IFRS 2 Practice Statement

The amendments are intended to assist entities in providing disclosures about accounting policies that are more useful by:

Replacing the requirement for entities to disclose their significant accounting policies.

Adding guidance on how entities apply the concept of materiality in making decisions about disclosures about accounting policies.

The amendments replace the term "significant" with "material", in the absence of a definition of the term "significant" in IFRS, the board decided to replace it with "material" in the context of disclosing information about accounting policies. "Material" is a defined term in IFRS and is widely understood by users of financial statements, according to the board.

In assessing the materiality of accounting policy disclosures, entities should consider both the size of transactions, other events or conditions and the nature of those events or conditions.

The amendments have added examples of circumstances in which an entity is likely to consider accounting policy disclosures to be material.

The adoption of this standard has no material impact on the Company’s consolidated financial statements.

Amendments to IAS 8 - Amendments to the definitions of accounting policy estimates

The amendments introduce a new definition of "accounting estimates, where the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. In addition, they clarify how entities use measurement techniques to develop accounting estimates.

The amendments specify that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they are not the result of correcting prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information. Therefore, such changes are not corrections of errors.

The amendments apply to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of the effective date.

The adoption of this standard has no material impact on the Company’s consolidated financial statements.

Amendments IAS 12 - Deferred income taxes related to assets and liabilities arising from a single transaction

The amendments clarify that deferred income taxes must be recognized on these types of transactions. Applying mainly to the initial recognition of right-of-use assets and lease liabilities under IAS 16 Leases and in the recognition of assets and liabilities when there are provisions for decommissioning under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

The adoption of this standard has no material impact on the Company’s consolidated financial statements.

f.
Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2021, 2022 and 2023, and for the years then ended, are prepared in pesos, which is both, the functional and reporting currency of the Company and are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates as of year–end for each period.

Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions. During 2021, 2022 and 2023, the average exchange rate were as follows:

Currency	2021		2022		2023
Pesos / USD	Ps.	20.2813	Ps.	20.1254	Ps.	17.7665
USD / Euros		USD$1.1835		USD$1.0539		USD$1.0816

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
Expected credit loss (ECL) (Note 6)
–
Definition of useful lives and depreciation and amortization periods (Notes 3.c. and 3.d.)
–
Capitalization of improvements to concession assets (Notes 3.d and 8)
–
Cash flow hedges (Notes 3.h and 15)
–
Probability of recovery of deferred income tax from tax loss carryforwards (Note 12.g)
–
Assumptions used to determine liabilities for retirement benefits (Note 17)
–
Contingent liabilities (Note 27)
–
Discount rates to determine the right-of-use assets and lease liabilities.

In addition to the estimates, the Company makes critical judgments in applying its accounting policies, which have a material effect on the amounts recognized in the consolidated financial statements. Management believes that the decisions made are the most reasonable based on the information available, on the judgments made and the way it manages the operation of the Company. Critical judgments relate to the following:

-
Accounting for the Concession – Management believes it has carried out a comprehensive implementation of the standards applicable to the accounting treatment of its concessions in Mexico and Jamaica and it determined that, among others, International Financial Reporting Interpretation (IFRIC) 12 Service Concession Arrangements is applicable to the Company. The Company treats its investments related to improvements and upgrades to be performed in connection with the MDP for Mexican and Jamaican Entities under the intangible asset model established by IFRIC 12 and does not recognize a provision for maintenance, as all investments required by the MDP, regardless of their nature, directly increase the Maximum Tariff per traffic unit (MT). Accordingly, all amounts invested under the MDP have a direct correlation to the amount of fees the Company will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues the Company will be able to generate. As result, management defines all expenditures associated with investments required by the MDP as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the MDP is mandatory, as well as the fulfillment of the MT and therefore, in case of default in any of these obligations (MDP or MT), the Company could be subject to sanctions and even its concession could be revoked. To determine the amortization period of the intangible asset associated with the improvements and upgrades made to comply with the MDP, the Company focuses on the period in which it will generate future economic benefits or the concession term, whichever is less.
h.
Income from operations – This line item is made up by total revenues less operating costs. Although the presentation of income from operations is not required by nor is it defined under IFRS, it is included in the consolidated statements of profit or loss and other comprehensive income because management believes it represents a useful and reliable measure of the economic and financial performance of the Company.
i.
Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2021, 2022 and 2023, other comprehensive income is represented by the effects of translation of foreign operations, actuarial remeasurements and the reserve of cash flow hedges of financial instruments net of taxes. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are reclassified to the income statement, if permitted under IFRS.
j.
Classification of cost and expenses – Costs and expenses presented in the consolidated statements of profit or loss and other comprehensive income were classified according to their nature.
3.
Material accounting policies

The consolidated financial statements comply with IFRS. Its preparation requires management to make certain estimates and use certain assumptions that affect certain items of the consolidated financial statements and their related disclosures. However, actual results could differ from those estimates. The Company's management, upon applying professional judgment, considers that estimates and assumptions used were adequate under the circumstances (Note 2.g). The material accounting policies of the Company are as follows:

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

Financial assets

All regular way purchases or regular incomes of financial assets are recognized and derecognized on a trade date basis. Purchases or income from regular services are purchases or income from services of financial assets that require the delivery of assets within the period established by regulation or common market practices. All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

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

Debt instruments that meet the following conditions are measured subsequently at Fair Value Trough Other Comprehensive Income (FVTOCI):

•
the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
•
Its contractual terms give rise to specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss. This election is made individually on the initial recognition date.

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
Machinery, equipment and improvements on leased assets
–
Recognition and measurement – Machinery, equipment and improvements to leased assets are recognized at acquisition cost less accumulated depreciation and any accumulated impairment losses. The acquisition cost includes expenses directly attributable to the acquisition of the asset.

When significant parts of an asset of machinery, equipment and improvements to leased assets have different useful lives, they are accounted for separately as a component of the asset.

Gains and losses from sales or retirements of machinery, equipment and improvements to leased assets are determined comparing the proceeds from the sale or retirement against the book value of machinery, equipment and improvements to leased assets and are recognized net in other income in the consolidated statement of profit and loss and other comprehensive income.

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

–
Depreciation – Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other substitute value of that cost based on the straight-line method, this is the value that reflects more certainty the expected pattern of consumption of future economic benefits implicit in the asset. The Company does not determine residual values for machinery, equipment, improvements to leased assets as they are not considered to be material.

–
Depreciation of machinery and equipment is recognized in the consolidated statement of profit and loss and other comprehensive income and is calculated under the straight-line method based on the useful lives of the related assets. Also, improvements to leased assets are amortized using the straight-line method based on the remaining useful life of the improvements or the lease term, whichever is shorter. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the recorded estimate is recognized on a prospective basis.

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

d.
Intangible assets

– Improvements to concession assets – Improvements to concession assets are accounted for as improvements that are made pursuant to the MDP and improvements carried out by the daily operation of the Company’s airports. All infrastructure investments made by the airports will be returned to the Mexican government or the government of Jamaica as applicable at the end of the term of the Concession.

Under the Company’s concession agreements, through the MDP agreed with each government every five years, the Company is committed to carry out various improvements, upgrades and additions to each of its airports on an annual basis in the case of Mexican airports and every five years in Jamaica. In exchange for investing in those additions and upgrades, each government grants the Company the right to obtain benefits for services provided using those assets. The Company, as the operator of the concession assets, recognizes an intangible asset as it receives a right granted by each government to charge users for the public service associated with the use of its airports. Minor maintenance costs are recognized in the consolidated statement of profit and loss and other comprehensive income as they are incurred.

– Airport concessions – The Company recognized an intangible asset of the Concession granted by the SICT to manage and operate each of the airports in Mexico for 50 years since its acquisition. In regards to MBJA, the Company recognized an intangible asset at the fair value of the concession to operate and develop that airport until 2033 according to the determination of fair values resulting from the acquisition of DCA and MBJA in accordance with IFRS 3 Business Combinations. Likewise, PACKAL recognized an intangible asset for the amount specified in the contract with the AAJ for the right to operate the airport at the time control was assumed and for a period of 25 years.

– Rights to use airport facilities – Rights to use airport facilities in Mexico are recorded based on the acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and develop them during the Concession term. In MBJA and PACKAL no rights to use airport facilities were identified.

– Other acquired rights – These rights related to payments made by the Company after the date the Mexican concessions were granted, in order to early-terminate certain long-term lease contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded based on their acquisition cost. In MBJA and PACKAL there are no other acquired rights.

– Amortization – After its initial recognition, intangible assets are valued at acquisition cost plus capitalized borrowing costs, less accumulated amortization and accumulated impairment losses. Amortization is recognized in the consolidated statement of comprehensive income under the straight line method applied to the shorter between the estimated period of future economic benefits the intangible assets will generate, and the concession period, from the date they are available for use.

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

e.
Capitalized borrowing costs – Machinery and equipment, as well as improvements to concession assets are measured at historical cost and when they are considered qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until the time such assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings while they remain used is deducted from the borrowing costs eligible for capitalization.
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

When an impairment loss is reversed in subsequent periods, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation) had an impairment loss not been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit and loss, unless the relevant asset is recognized on a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

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

g.
Derivative financial instruments and hedge accounting – The Company uses derivative financial instruments, specifically interest rate CAPS and SWAPS, to hedge its exposure to the risk of an increase in the interest rate arising primarily from debt instruments.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and subsequently remeasured at fair value at the end of each reporting period.

The gain or loss is recognized in the consolidated profit or loss statement immediately, unless the derivative is designated as a hedging instrument and is considered to be effective. In which case the gain or loss is recognized in other comprehensive income. The timing of the recognition of the hedging instrument in earnings will depend on the nature of the hedge.

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

The Company discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognized in other comprehensive income and accumulated in the cash flow hedge reserve at that time remains in equity and is reclassified to profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in cash flow hedge reserve is reclassified immediately to profit or loss.

h.
Business combinations – Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities assumed by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss and other comprehensive income statement as incurred.

Transaction costs, different from those associated with the issuance of debt or capital, and incurred by the Company in connection with a business combination are expensed as incurred.

i.
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
j.
Leases – The Company has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

The Company recognizes the right-of-use assets and lease liabilities for most leases, that is, these leases are in the consolidated statement of financial position in the short and long term, except for short term leases (12 months or less) and those of low value , for these leases, the Company recognizes rent payments as an operating expense under the straight-line method through the term of the lease, unless another method is more representative of the pattern of time in which the economic benefits from the consumption of the leased assets.

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

Amortization of right of use asset – After initial recognition, amortization is recognized in the consolidated statements of profit or loss in accordance with the straight-line method applied to the period of the lease contract from the commencement date of the leased asset.

Lease payments are allocated between financial expenses and the reduction of lease obligations in order to achieve a constant interest rate on the remaining balance of the liability. Financial expenses are charged directly to profit or loss for the year within the finance cost line item.

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

k.
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

l.
Direct employee benefits – The Company provides its employees in Mexico and abroad with different types of benefits. In Mexico, the liabilities for direct employee benefits are recognized based on the services rendered by employees, considering their most recent salaries. These benefits primarily include statutory employee profit sharing (PTU) payable, compensated absences, vacations and vacation premium and other incentives. The PTU is recorded in the consolidated statement of profit or loss when it is incurred and presented under operating cost.

m.
Employee benefits – The seniority premium liability is calculated by independent actuaries based on the projected unit credit method using nominal interest rates. The measurements of the defined benefit liability, which includes actuarial gains and losses and the effect of the asset ceiling, are recognized immediately in other comprehensive income. The Company has determined the net interest income for the defined benefit liability net of the period applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), considering any change in the liability (asset) for net defined benefit during the period as a result of contributions and benefits payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit and loss in the year.

The past service cost is recognized in the profit or loss in the year in which the plan was amended. Interest is calculated using the discount rate at the beginning of the period the balance of the defined benefit obligation. Defined benefit costs are classified as follows:

–
Cost of service (including current service cost, past service cost and gains and losses on reductions and compensations).
–
Interest expenses.
–
Remeasurements.

The Company presents the first two components of defined benefit cost as an expense in the cost of services. The reduction and early liquidation of obligations are recognized as past service costs.

Contributions to benefit plans of defined contribution retirement are recognized as expenses overtime as the employees render services that give them the right to contributions.

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

Any liability for compensation / vendors is recognized when the Company can no longer withdraw the offer of compensation which creates a constructive obligation and / or when the Company recognizes related restructuring costs.

n.
Revenue recognition –Aeronautical and non-aeronautical revenues are recognized at their fair value, in the same period subsequent to the time passengers depart, planes land or other services are provided, as applicable considering that the events that occur and services that are rendered in any given month are invoiced and recognized within that same month.

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

– Revenues from non-aeronautical services – Revenues from non-aeronautical services consist mainly of leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, other miscellaneous revenues and royalties for the use of Company´s brands.

Commercial space within the terminals is leased through operating lease agreements, based on either a monthly fixed rent variable charges based on the higher between a minimum monthly rent or a percentage of the lessee’s monthly revenues. Rental income from the Company’s leases is recognized on a straight-line basis over the term of the relevant lease.

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

The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The services are contracted with independent third parties, and the assignment of its execution is carried out through a bidding process.

o.
Foreign currency transactions – Transactions in currencies other than the functional currency of the Company (foreign currencies) are recognized using exchange rates prevailing on the dates in which the transactions occur. At the end of each reporting period, monetary items denominated in foreign currencies are converted at the exchange rates prevailing at that time.

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

Non-monetary items that are measured at historical cost in a foreign currency are converted at the exchange rate at the date of the transaction.

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

p.
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

q.
Income taxes – Current income tax is recorded in the income statement of the year in which it is incurred. The expense for income taxes includes both the current tax and deferred tax. Deferred and current tax are recognized in the consolidated statement of profit or loss, except when they are related to items recognized in other comprehensive income, or directly in equity, in which case the deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Current tax expense is the tax payable that is determined for the year, using tax rates enacted or substantially enacted at the reporting date, plus any adjustment to tax payable in respect of previous years. Taxable income differs from profit or loss "income before income taxes" reported in the consolidated statements of comprehensive income because there are items of income or expense that are taxable or deductible in other years and items that will never be taxable or deductible.

Deferred income tax is calculated by applying the statutory rate for temporary differences, resulting from comparing the accounting and tax assets and liabilities, and when applicable, the benefits from tax loss carryforwards (that are paid in previous years and expected to be recovered in future periods in accordance with the rules established in the tax laws, to the extent that it is probable the existence of future taxable profit that can be applied against such tax benefits) and certain tax credits.

The Company has determined that the overall minimum tax payable under the Pillar 2 model of the Organization for Economic Cooperation and Development's Inclusive Framework on Base Erosion and Profit Shifting (Pillar 2 income taxes) falls within the regulatory framework of IAS 12 Income Taxes. The Company has determined that the effects indicated by the standard would not be applicable to it and in case of occurrence would be before the application of the temporary mandatory exemption of the deferred tax accounting for the impacts of the complementary tax and would account for it as a current tax when it is incurred.

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

– At the time of any transaction, that does not affect the accounting or tax result and does not give rise to temporary differences, taxable and deductible.

r.
Earnings per share – Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of outstanding shares during the period, adjusted by repurchased shares retained in treasury. The Company does not have any potentially diluted shares; and therefore, basic and diluted earnings per share are the same.
s.
Finance cost and finance income – Finance income comprises interest income from investments in debt securities, changes in the market value of financial assets at FVTPL and gains on hedging instruments that are recognized in the consolidated statements of comprehensive income, among other concepts. Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount can be reliably measured. Interest income is recorded on a regular basis, with reference to the capital invested and the effective interest rate.

Finance cost comprise interest costs of loans net of interest cost capitalized on qualifying assets, changes in the market value of profit or loss and financial assets at FVTPL, losses on hedging instruments that are recognized in the consolidated statement of profit or loss comprehensive income, interest paid to the tax authorities, among other items. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the consolidated statement of profit or loss comprehensive income, using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

–
the gross carrying amount of the financial asset; or
–
the amortized cost of the financial liability.

t.
Operating segments – An operating segment is a component of the Company:1) that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company, 2) whose operating results are regularly reviewed by Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and 3) for which discrete financial information is available. The Company has determined that its Chief Executive Officer is its CODM. Each of the airports of the Company represents an operating segment. The Company has determined that its reportable segment, based on quantitative thresholding testing, to be the Guadalajara, Tijuana, Puerto Vallarta, San José del Cabo, Montego Bay, Hermosillo and Guanajuato airports. The operating segment information relating to the remaining seven airports are combined and reported under the “Other airports”. The corresponding information related with SIAP (a company that provides highly qualified professional services), CORSA (a company that provides specialized operational services in aeronautical industry), PCP (a company that manages the parking lot operation), ADP (company that provides commercial services), IEM (a company subleasing the cargo operation areas and hangars), AHP (company that manages the operation of hotels), Fundación GAP, DCA, as well as the Company’s own operation (including investments in subsidiaries), was combined and included under the “Other Companies”. Segment profit and loss is determined based on income before income taxes. The accounting policies used in reporting segment information are the same as those used in the preparation of these consolidated financial statements, except for those investments in subsidiaries that are accounted for under the equity method for purposes of determining segment assets and segment profit and loss reported under the “Other Companies”.
u.
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

As of December 31, 2021, 2022 and 2023, financial instruments held by the Company are comprised of the following:

	December 31, 2021		December 31, 2022		December 31, 2023
Financial assets
Cash and cash equivalents	Ps.	13,332,877	Ps.	12,371,464	Ps.	10,055,211
Trade accounts receivables net		1,720,475		2,368,342		2,251,229
Derivative financial instruments		89,711		292,697		167,696
Financial liabilities at amortized cost
Short and long-term debt securities	Ps.	22,500,000	Ps.	26,457,588	Ps.	31,255,588
Current and long-term bank loans		5,360,908		7,887,749		9,312,108
Accounts payable (1)		3,321,865		2,696,573		2,743,873
Financial liabilities at Fair Value
Derivative financial instruments		71,387		51,205		26,990
Liabilities for assets in lease		58,966		61,625		52,691
(1)
Include suppliers, other suppliers, AMP and other accounts payable

Financial risk management objectives – The Audit Committee of the Company is responsible for developing and monitoring the Company’s risk management policies.

The Company’s risk management policies are established for identifying and analyzing potential risks, to set appropriate limits and controls, and for monitoring such risks on an ongoing basis. Policies and risk management systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop an environment of disciplined and constructive control in which all employees understand their roles and obligations.

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

–
Accounts receivable and others – The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2021, 2022 and 2023 the revenues for TUA represented 52.5%, 52.8% and 48.3% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers.

The 35.5%, 34.0% and 32.4% of the Company’s revenues in 2021, 2022 and 2023 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. In addition, 86.9%, 82.9% and 83.9% of aeronautical and non-aeronautical revenues earned during the years ended December 31, 2021, 2022 and 2023, respectively, were generated by seven of the Company’s airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Montego Bay, Guanajuato and Hermosillo).

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

The Company has entered into agreements with all its airline customers to collect the TUA in Mexico, by who receives the payment for the use of the airport services collected from the passengers on behalf of the airports. According to these agreements, each customer airline could have a grace period of up to a maximum of 60 days to reimburse the airport for the TUA paid by passengers. If an airline customer needed a credit term of up to 60 days, it must provide a guarantee to the airport covering this period in the form of a bond, or cash equivalent of 30 days more than the estimated consumption for the credit period requested by that airline.

In the event of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the unpaid amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. As of December 31, 2021, 2022 and 2023, the Company has customer deposits received in guarantee of Ps.788,435, Ps.916,961 and Ps.1,022,148, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

When reviewing credit risk, management groups the Company’s clients according to their credit characteristics that include whether the customer is an individual or a corporation, if they are airline customers, commercial customers, aging and the existence of previous financial difficulties.

The Company systematically and periodically reviews the aging and collection of trade accounts receivable and recognizes a change in credit loss according to the average loss rated.

The Company determines the expected credit losses on these items using a provision matrix, estimated based on the historical experience of credit losses, the past due status of customers and adjusted as appropriate to reflect current conditions and estimates of future economic conditions. As a result, the credit risk profile of these assets is presented based on their maturity status in terms of the provision matrix. Note 6 includes additional details on the estimate for losses for these assets.

The following tables presents information on the exposure to credit risk and expected credit losses for accounts receivable from customers as of December 31, 2021, 2022 and 2023.

Balance of the trade account receivables as of December 31, 2021	Weighted average loss rate	Balance of the trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	1,577,211	Ps.	-	No
1 to 30 days past due	9.70%		107,521		10,417	No
31 to 60 days past due	26.80%		27,605		7,407	No
61 to 90 days past due	49.40%		51,288		25,326	No
More than 90 days past due	100%		44,125		44,125	Yes
Legal	100%		69,128		69,128	Yes
		Ps.	1,876,878	Ps.	156,403

Balance of the trade account receivables as of December 31, 2022	Weighted average loss rate	Balance of the trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	2,244,320	Ps.	-	No
1 to 30 days past due	7.00%		87,863		6,174	No
31 to 60 days past due	17.30%		38,892		6,716	No
61 to 90 days past due	34.60%		15,526		5,369	No
More than 90 days past due	100%		97,221		97,221	Yes
Legal	100%		87,141		87,141	Yes
		Ps.	2,570,963	Ps.	202,621

Balance of the trade account receivables as of December 31, 2023	Weighted average loss rate	Balance of the trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	2,083,956	Ps.	-	No
1 to 30 days past due	3.5%		124,985		4,413	No
31 to 60 days past due	13.00%		48,939		6,354	No
61 to 90 days past due	16.90%		4,955		839	No
More than 90 days past due	100%		100,540		100,540	Yes
Legal	100%		79,090		79,090	Yes
		Ps.	2,442,465	Ps.	191,236

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt, the aforementioned excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters. The Company has external financing as described in Note 16 for compliance with its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2021 and 2022, the Company has credit lines available to dispose for USD$30.0 million. As of December 31, 2023, there were no credit lines pending to dispose.

The following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2023:

	December 31, 2023
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	8,098,000	Ps.	7,280,000	Ps.	15,378,000
Long-term debt securities (variable rate)			—		3,000,000		—		12,877,588		—		15,877,588
Fixed rate loans			—		—		—		3,226,659		193,377		3,420,036
Variable rate bank loans			—		67,574		4,762,742		1,061,756		—		5,892,072
Fixed rate interest	8.35%		12,762		434,088		1,022,247		4,644,615		1,762,620		7,876,332
Variable rate interest	9.35%		191,709		526,772		1,169,969		1,794,146		—		3,682,596
Cash flow hedges	6.04%		21,664		56,088		111,846		24,285		—		213,883
Trade accounts payable and other payables	N/A		470,275		1,338,476		—		—		—		1,808,751
AMP	N/A		—		—		722,923		—		—		722,923
'Liabilities for assets in lease	N/A		1,820		3,814		15,928		31,130		—		52,692
		Ps.	698,230	Ps.	5,426,812	Ps.	7,805,655	Ps.	31,758,179	Ps.	9,235,997	Ps.	54,924,873

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

In MBJ, the tariffs are billed and charged to domestic and international passengers in USD, which are assimilated into a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In January 2020, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in December 2019 came into effect, where the increase in the rate for international passengers was USD$19.34 to USD$24.74 per person and domestic passenger’s tariffs remained USD$5.52 per person. Therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

In PACKAL, the tariffs are billed and charged to domestic and international passengers in USD, which they are assimilated into a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In April 2020, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in December 2019 came into effect, where the increase in the rate for international passengers was USD$16.81 to USD$28.80 per person and increase in domestic passenger’s tariffs was USD$5.83 to USD$9.99 per person, therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

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

The following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts on December 31, 2023		Peso amounts at exchange rate of Ps. 16.8935 on December 31, 2023		Peso amounts if exchange rate depreciated 10%		Peso amounts if exchange rate appreciated 10%
Thousands of U.S. dollars:
Financial assets:	483,751		8,172,243		7,429,311		8,989,466
Cash and cash equivalents	21,540	Ps.	363,882	Ps.	330,802	Ps.	400,271
Trade accounts receivable	505,291		8,536,125		7,760,113		9,389,737

Financial liabilities:
Accounts payable	(68,524)		(1,157,602)		(1,052,366)		(1,273,363)
Bank loans	(314,447)		(5,312,108)		(4,829,189)		(5,843,318)
	(382,971)	Ps.	(6,469,710)	Ps.	(5,881,555)	Ps.	(7,116,681)
Net asset position	122,320	Ps.	2,066,415	Ps.	1,878,558	Ps.	2,273,056

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

The Company was exposed to LIBOR reference interest rate, which is subject to the reference interest rate reform. As indicated in Note 16, the loans include debt contracted at a variable rate in US dollars. The Company adopted the transition to new benchmark interest rates, this includes announcements made by regulators of LIBOR on the transition to SOFR rate.

As a result of this, the Company determined that LIBOR exposure allowed an easy transition to the new SOFR rate beginning in September 2023, the Company’s derivative instruments only hedge the positions at a variable rate in pesos (Note 15).

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days and SOFR 1-month, respectively. If on the 2023 of year-end closing date the variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2021, 2022 and 2023 would have been as follows:

	2021		2022		2023
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(150,135)	Ps.	(240,679)	Ps.	(300,056)
Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	150,135	Ps.	240,679	Ps.	300,056

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

On February 26, 2019, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 17-2” debt securities for a value of Ps.2,300,000 that accrues an interest rate TIIE and is swapped for 8.0315%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized, the derivative is only for TIIE rate and concluded with the payment of the debt securities on November 3, 2022.

On February 27, 2019, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 19” debt securities for a value of Ps.3,000,000 that accrues an interest rate TIIE and is swapped for 8.03%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized, the derivative is only for TIIE rate and concluded with the payment of the debt securities on November 3, 2022.

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

On March 1, 2022, the Company contracted Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the 30-day Libor interest rate on two loans held by MBJA in U.S. dollars totaling USD$42.0 million. The USD$12.0 million SOFR 1-month interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$30.0 million bearing interest at SOFR 1-month plus 2.85% was swapped at a rate of 1.785% until maturity of the loan.

Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for SOFR 1-month rate.

The interest rate profile of the Company interest-bearing financial instruments as of December 31, 2021, 2022 and 2023 is as follows:

	2021		2022		2023
Fixed-rate instruments

Financial liabilities	Ps.	(12,265,065)	Ps.	(15,017,675)	Ps.	(18,798,036)
Effect of interest rate swaps		(9,800,000)		(6,968,075)		(6,709,527)
	Ps.	(22,065,065)	Ps.	(21,985,750)	Ps.	(25,507,563)

Variable-rate instruments
Financial liabilities		(15,595,843)		(19,327,663)		(21,769,660)
Effect of interest rate swaps		9,800,000		6,968,075		6,709,527
	Ps.	(5,795,843)	Ps.	(12,359,588)	Ps.	(15,060,133)

As of December 31, 2021, 2022 and 2023, the amounts at the reporting date relating to items designated as hedged items were as follows:

	2021		2022		2023
Interest rate risk	Variable-rate instruments
Change in value used for calculating hedge ineffectiveness	Ps.	(51,285)	Ps.	(44,898)	Ps.	(226,307)
Cash Flow hedge reserve		29,658		130,624		60,720

The amounts relating to items designated as hedging instruments and hedge ineffectiveness as of December 31, 2021, 2022 and 2023, were as follows:

	2021		2022		2023
Interest rate risk	Interest rate swaps
Nominal amount	Ps.	8,300,000	Ps.	6,968,075	Ps.	6,709,527
Carrying amount		29,658		130,624		60,720
Line item in the consolidated statement of financial position where the hedging instrument is included	Derivative financial instruments (liabilities)
Changes in the value of the hedging instrument recognized in OCI	Ps.	(727,474)	Ps.	123,197	Ps.	(120,038)
'Line item in profit or loss affected by the reclassification	Finance costs
Amount reclassified from costs of hedging reserve to profit or loss	Ps.	(12,095)	Ps.	21,040	Ps.	20,175

The following tables provides a reconciliation by risk category of components of equity and analysis of OCI items and net of tax, resulting from cash flow hedge accounting as of December 31, 2021, 2022 and 2023:

	2021		2022		2023
Cash flow hedges		Hedge Reserve		Hedge Reserve		Hedge Reserve
Balance on January 1	Ps.	(471,107)	Ps.	29,658	Ps.	130,624
Changes in fair value		727,474		123,197		(120,038)
Amount reclassified to profit or loss		(12,095)		21,040		20,175
Changes in deferred tax asset		(214,614)		(43,271)		29,959
Balance at December 31	Ps.	29,658	Ps.	130,624	Ps.	60,720

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

For accounting purposes under IFRS, the Company has designated these contracts as cash flow hedges, so changes in fair value will be recognized through other comprehensive income. The fair value of these instruments is exposed to decreases in interbank interest rates, such exposure is included in the sensitivity table of derivative financial instruments. The Company estimates that an increase in the reference rates would have similar exposures but opposite. As of December 31, 2022, the “GAP 17-2” debt securities concluded with the paid of principal on November 3, 2022.

During 2022, the Company entered into two SWAPS as cash flow hedges to hedge the risk of an increase in the SOFR 1 month rate on two loans held by MBJA in U.S. dollars. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative only hedge the SOFR 1 month rate.

The fair value of these instruments is exposed to decreases in interbank interest rates, such exposure is included in the sensitivity table of derivative financial instruments. The Company estimates that an increase in the reference rates would have similar exposures, but opposite.

Decrease in interbank interest rates (basis points)
		Likely		Possible		Stress
Type of derivative, value or contract	Hedge type	(25 bps)		(50 bps)		(100 bps)
Hedge accounting derivatives	Cash flow	Ps.	(11,148)	Ps.	(22,348)	Ps.	(44,906)
Total effect on fair value		Ps.	(11,148)	Ps.	(22,348)	Ps.	(44,906)

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

The following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2021		2022		2023
Shareholders’ equity –controlling interest	Ps.	19,288,380	Ps.	18,638,866	Ps.	19,781,783
Total liabilities		34,894,485		40,677,296		46,500,212
Ratio of total Shareholders’ equity – controlling interest to liabilities		0.6		0.5		0.4

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
–
Announcing the amount of common stock issued and paid when determining the authorized stock for repurchase. The Ordinary Shareholders’ Meeting shall expressly agree, for each year, the maximum amount of funds that may be used for the repurchase of the Company’s shares, with the only limitation that the sum of the resources that can be used for this purpose, in no event shall exceed the total balance of retained earnings of the Company.

As long the shares belong to the Company, they are not subject to vote at the Company’s Shareholders’ Meeting, nor do they provide rights or economic benefits and are also not considered when determining a quorum to vote.

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

As of December 31, 2021, 2022 and 2023, the fair value of financial liabilities recognized at amortized cost was Ps.27,735,962,Ps.33,910,543 and Ps.40,836,961, respectively, while their book value is Ps.27,988,813, Ps.34,633,794 and Ps.41,004,371, respectively. The fair value of loans is determined in accordance with generally accepted pricing models based on discounted cash flow analysis determined in accordance with Level 2 of fair value.

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
5.
Cash and cash equivalents

As of December 31, 2021, 2022 and 2023, the balances are comprised of the following:

	December 31, 2021		December 31, 2022		December 31, 2023
Cash	Ps.	1,475,210	Ps.	2,857,459	Ps.	1,796,444
Investments of cash surpluses		10,656,679		8,497,057		8,258,622
Cash equivalents designated for expenditure, held in trust in short term		1,200,988		1,016,948		145
Total	Ps.	13,332,877	Ps.	12,371,464	Ps.	10,055,211

On December 29, 2021 and 2022, funds were deposited in the twelve trust with Scotiabank Trust, which acts as a trustee, while the airports of the Company are trustors and trustees. The trusts are controlled by a Technical Committee consisting solely of executives of the Company, these trusts are revocable and can only be allocated to pay the execution of MDP on the Mexican Airports, the total amount of the trusts is amounted to Ps.1,200,988 and 1,016,948, respectively. During 2022 and 2023 the investments were made and paid for the trusts entirety.

6.
Trade accounts receivable - net

As of December 31, 2021, 2022 and 2023, the trade accounts receivable was comprised of the following:

	December 31, 2021		December 31, 2022		December 31, 2023
Trade accounts receivable	Ps.	1,876,878	Ps.	2,570,963	Ps.	2,442,465
Expected credit loss of the year		(156,403)		(202,621)		(191,236)
	Ps.	1,720,475	Ps.	2,368,342	Ps.	2,251,229

The accounts receivable includes balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps.1,192,404, Ps.1,949,995 and Ps.1,745,152 as of December 31, 2021, 2022 and 2023, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for allowance for expected credit loss are recognized under operating cost in the consolidated statement of profit or loss and other comprehensive income.

	2021		2022		2023
Beginning balance	Ps.	(146,953)	Ps.	(156,403)	Ps.	(202,621)
Allowance for ECL		(53,464)		(73,579)		(43,348)
Reversal of allowance for ECL		44,014		27,361		54,733
Ending balance	Ps.	(156,403)	Ps.	(202,621)	Ps.	(191,236)

The allowance for expected credit loss includes customer balances that are in litigation or bankruptcy procedure and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2021, 2022 and 2023 these balances amounted to Ps.69,128, Ps.87,141 and Ps.79,090, respectively.

The allowance also includes customer balances in arrears in their payments and in a process of regularization; therefore, these are not yet in a legal proceeding at year-end. As of December 31, 2021, 2022 and 2023 the amount of these balances are to Ps.87,275, Ps.115,480 and Ps.112,146, respectively. During 2021, 2022 and 2023, the Company recognized reversals of allowance of the balances that were in a legal process with an unfavorable outcome for the Company, the amount of these bad debt expense totaled Ps.37,908, Ps.27,237 and Ps.42,243 respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2021, 2022 and 2023. In 2021, 2022 and 2023 cancellations were for Ps.6,106, Ps.124 and Ps.12,490, respectively.

The allowance for expected credit loss of trade accounts receivable and contracts asset are based on assumptions about the probability and severity of expected loss. The Company applies its judgment to make these assumptions, selecting key input data for the calculation of the such estimate based on historical, existing market conditions and prospective estimates at the end of each reporting period.

The following are past due balances of accounts receivable, for which there has not been reserve of allowance for expected credit loss, according to the Company’s policy and their maturity date:

	December 31, 2021		December 31, 2022		December 31, 2023
Accounts receivables past due from 1 to 30 days	Ps.	91,697	Ps.	75,581	Ps.	124,985
Accounts receivables past due 31 to 60 days		24,029		31,162		48,939
Accounts receivables past due 61 to 90 days		8,005		16,572		17,409
Accounts receivables past due more than 90 days		12,762		36,306		5,967
	Ps.	136,493	Ps.	159,621	Ps.	197,300

The following is the percentage of the main clients of the Company in relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that correspond to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2021		December 31, 2022		December 31, 2023
	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	23.8%	2.0%	24.5%	2.1%	20.9%	2.3%
Aeroenlaces Nacionales, S.A. de C.V.	15.6%	1.3%	16.2%	1.1%	19.0%	1.7%
Aerovías de México, S.A. de C.V.	8.5%	0.5%	9.8%	0.6%	7.5%	0.6%
American Airlines, Inc.	4.8%	0.6%	4.5%	1.7%	3.5%	1.9%

The Company has cash, bonds and other assets that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2021, 2022 and 2023. These guarantees could be applied to any unpaid balance in the event of a breach from clients and under certain circumstances.

The Company limits its exposure to credit risk from trade accounts receivable by establishing a maximum payment period 30 and 45 days for airlines and from 5 to 30 days for commercial customers, respectively.

7.
Machinery, equipment and improvements on leased assets - net

As of December 31, 2021, 2022 and 2023, the machinery, equipment and improvements on leased assets are comprised as follows:

	Balance as of January 1, 2021		Additions		Disposals		Currency translation effect		Balance as of December 31, 2021
Investment:
Machinery and equipment	Ps.	3,341,641	Ps.	978,160	Ps.	(63,035)	Ps.	31,600	Ps.	4,288,366
Office furniture and equipment		368,966		53,795		(49,003)		887		374,645
Computer equipment		1,079,601		405,069		(66,536)		8,607		1,426,741
Transportation equipment		103,801		16,717		(8,161)		603		112,960
Communication equipment		29,694		29,511		(1,000)		—		58,205
Improvements on leased assets		57,954		59,829		—		—		117,783
Total investment		4,981,657		1,543,081		(187,735)		41,697		6,378,700
Accumulated depreciation:
Machinery and equipment		(1,738,876)		(341,394)		52,447		(25,960)		(2,053,783)
Office furniture and equipment		(180,199)		(27,370)		14,549		(1,575)		(194,595)
Computer equipment		(814,964)		(136,602)		49,043		(7,233)		(909,756)
Transportation equipment		(57,809)		(19,127)		3,380		(785)		(74,341)
Communication equipment		(19,647)		(2,269)		610		—		(21,306)
Improvements on leased assets		(23,930)		(6,769)		—		—		(30,699)
Total accumulated depreciation		(2,835,425)		(533,531)		120,029		(35,553)		(3,284,480)
Net amounts	Ps.	2,146,232	Ps.	1,009,550	Ps.	(67,706)	Ps.	6,144	Ps.	3,094,220

	Balance as of January 1, 2022		Additions		Disposals		Currency translation effect		Balance as of December 31, 2022
Investment:
Machinery and equipment	Ps.	4,288,366	Ps.	1,015,511	Ps.	(45,232)	Ps.	(68,772)	Ps.	5,189,873
Office furniture and equipment		374,645		54,093		(8,024)		(4,202)		416,512
Computer equipment		1,426,741		391,251		(83,642)		(12,175)		1,722,175
Transportation equipment		112,960		33,852		(4,104)		(2,185)		140,523
Communication equipment		58,205		4,250		(470)		(3)		61,982
Improvements on leased assets		117,783		71,717		(4,499)		—		185,001
Total investment		6,378,700		1,570,674		(145,971)		(87,337)		7,716,066
Accumulated depreciation:
Machinery and equipment		(2,053,783)		(357,057)		40,760		39,674		(2,330,406)
Office furniture and equipment		(194,595)		(32,218)		5,091		2,526		(219,196)
Computer equipment		(909,756)		(217,491)		49,286		10,354		(1,067,607)
Transportation equipment		(74,341)		(22,223)		1,459		1,342		(93,763)
Communication equipment		(21,306)		(4,883)		363		—		(25,826)
Improvements on leased assets		(30,699)		(22,449)		2,138		—		(51,010)
Total accumulated depreciation		(3,284,480)		(656,321)		99,097		53,896		(3,787,808)
Net amounts	Ps.	3,094,220	Ps.	914,353	Ps.	(46,874)	Ps.	(33,441)	Ps.	3,928,258

	Balance as of January 1, 2023		Additions		Disposals		Currency translation effect		Balance as of December 31, 2023
Investment:
Machinery and equipment	Ps.	5,189,873	Ps.	766,872	Ps.	(41,829)	Ps.	(138,775)	Ps.	5,776,141
Office furniture and equipment		416,512		71,385		(8,371)		(7,325)		472,201
Computer equipment		1,722,175		359,100		(27,855)		(32,568)		2,020,852
Transportation equipment		140,523		41,840		(7,943)		(3,920)		170,500
Communication equipment		61,982		254		(1,183)		(8)		61,045
Property and improvements on leased assets		185,001		378,284		—		—		563,285
Total investment		7,716,066		1,617,735		(87,181)		(182,596)		9,064,024
Accumulated depreciation:
Machinery and equipment		(2,330,406)		(454,682)		41,829		43,869		(2,699,390)
Office furniture and equipment		(219,196)		(39,489)		7,339		2,618		(248,728)
Computer equipment		(1,067,607)		(319,495)		27,855		17,372		(1,341,875)
Transportation equipment		(93,763)		(25,681)		5,784		1,942		(111,718)
Communication equipment		(25,826)		(5,172)		988		—		(30,010)
Property and improvements on leased assets		(51,010)		(29,010)		—		—		(80,020)
Total accumulated depreciation		(3,787,808)		(873,529)		83,795		65,801		(4,511,741)
Net amounts	Ps.	3,928,258	Ps.	744,206	Ps.	(3,386)	Ps.	(116,795)	Ps.	4,552,283

As of December 31, 2021, 2022 and 2023, the net balances of machinery, equipment and improvements on leased assets are:

	December 31, 2021		December 31, 2022		December 31, 2023
Net amounts:
Machinery and equipment	Ps.	2,234,583	Ps.	2,859,467	Ps.	3,076,751
Office furniture and equipment		180,050		197,316		223,473
Computer equipment		516,985		654,568		678,977
Transportation equipment		38,619		46,760		58,782
Communication equipment		36,899		36,156		31,035
Property and improvements on leased assets		87,084		133,991		483,265
Total amounts	Ps.	3,094,220	Ps.	3,928,258	Ps.	4,552,283

On September 27, 2023, the Company through of its subsidiary ADP, carried out a transaction for the acquisition of 100% of the shares of the mexican company Inmuebles Especializados Matrix, S.A. de C.V. (IEM), which is dedicated to the sublease of cargo operation areas, hangars and operational areas of the Tijuana Airport polygon. Derived from the acquisition, investments were recognized in the category of Machinery, equipment and improvements on leased assets for Ps.326,801 through the business combination.

As of December 31, 2023, the Company has several buildings under operating leases for office use. In Note 14.b and 31, the costs and obligations under these leases are disclosed.

8.
Improvements to concession assets - net

As of December 31, 2021, 2022 and 2023, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2021		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2021
Investment:
Improvements to concession assets	Ps.	17,627,214	Ps.	379,965	Ps.	(24,144)	Ps.	928,723	Ps.	120,768	Ps.	19,032,526
Construction in-progress		2,684,629		3,586,390		—		(928,723)		10,282		5,352,578
Total investment		20,311,843		3,966,355		(24,144)		—		131,050		24,385,104
Accumulated amortization		(6,548,003)		(945,086)		13,837		—		(48,000)		(7,527,252)
Net amounts	Ps.	13,763,840	Ps.	3,021,269	Ps.	(10,307)	Ps.	—	Ps.	83,050	Ps.	16,857,852

	Balance as of January 1, 2022		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2022
Investment:
Improvements to concession assets	Ps.	19,032,526	Ps.	346,931	Ps.	(29,567)	Ps.	2,997,862	Ps.	(241,843)	Ps.	22,105,909
Construction in-progress		5,352,578		4,233,640		—		(2,997,862)		(20,144)		6,568,212
Total investment		24,385,104		4,580,571		(29,567)		—		(261,987)		28,674,121
Accumulated amortization		(7,527,252)		(995,671)		14,068		—		95,227		(8,413,628)
Net amounts	Ps.	16,857,852	Ps.	3,584,900	Ps.	(15,499)	Ps.	—	Ps.	(166,760)	Ps.	20,260,493

	Balance as of January 1, 2023		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2023
Investment:
Improvements to concession assets	Ps.	22,105,909	Ps.	3,466,108	Ps.	(45,609)	Ps.	1,474,633	Ps.	(497,455)	Ps.	26,503,586
Construction in-progress		6,568,212		7,311,966		—		(1,474,633)		(35,647)		12,369,898
Total investment		28,674,121		10,778,074		(45,609)		-		(533,102)		38,873,484
Accumulated amortization		(8,413,628)		(1,578,061)		10,496		—		104,953		(9,876,240)
Net amounts	Ps.	20,260,493	Ps.	9,200,013	Ps.	(35,113)	Ps.	-	Ps.	(428,149)	Ps.	28,997,244

As of December 31, 2021, 2022 and 2023, the net amounts of improvements to concession assets are:

	Total balance as of
	December 31, 2021		December 31, 2022		December 31, 2023
Net amounts:
Improvements to concession assets	Ps.	11,505,274	Ps.	13,692,281	Ps.	16,627,346
Construction in-progress		5,352,578		6,568,212		12,369,898
Total amounts	Ps.	16,857,852	Ps.	20,260,493	Ps.	28,997,244

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, even though they are not in committed investments in the MDP.

As of December 31, 2021, 2022 and 2023, the balance of machinery, equipment, improvements on leased assets and improvements to concession assets includes investments pending to be paid in Mexican airports of Ps.1,427,990, Ps.853,467 and Ps.901,486, respectively. Construction in-progress relates mainly to the rehabilitation of the expansion of the terminal building, expansion of the general apron at the San José del Cabo airport, the building of a new runway and taxing runway, roads, hangar area, mixed-use building and parking lots at the Guadalajara airport, rehabilitation of taxiway in Puerto Vallarta airport, as well as the expansion of the terminal at the Montego Bay airport.

9.
Airport concessions
a.
Mexican Concessions

As described in Note 1.a, the Mexican Government granted concessions to manage, operate and develop 12 airports, and benefit from the use of the airport facilities over a 50-year term beginning November 1, 1998.

The value of airport concessions and rights to use airport facilities were determined as explained in Note 1.a, and paid by GAP through the issuance of shares to the Mexican Government.

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2021, 2022 and 2023:

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
–
The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Tax Act. In accordance with the terms of the concessions and Mexican Federal Tax Act, the Mexican Congress may review each year the percentage and criteria upon which this tax is levied. As a result of this review process, in October 2023, an increase in the tax percentage from 5% to 9% was determined, applicable beginning in 2024.
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

–
According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of the law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SICT has applied in two firm sanctions during the period of 10 years.
–
The SICT may modify concession terms and conditions that regulate the Company’s operations in accordance to the General Law on Airports.
–
On October 19, 2023, the AFAC notified to the Company that it modified the Tariff Regulation bases establish in the Appendix 7 of the concession agreement. These bases have an application immediately, however, it respects the MDP and the current maximum tariff, it approved in the last tariff review for the period 2020-2024, so any modification to the tariff would occur as of January 1, 2025, once the ordinary review of the Joint Maximum Rate and MDP for the period 2025-2029 is completed. The main changes were the determination of the discount rate that must be calculated using the methodology of weighted average cost of capital, instead of cost of capital. In addition, the new bases consider an adjustment to the reference value if the actual traffic units of the previous five-year period have been 3% higher than the projected traffic units for those periods, the adjustment will be made under regulated revenues less the concession rights of surplus revenues; this change would be applicable for the period 2025-2029. Other changes exist such as the determination of terminal value, as well as the redistribution of values of reference between the airports, among others.
–
The concession may be renewed in one or more instances for terms that do not exceed an additional 50 years.
b.
Sangster International Airport (MBJ)

As disclosed in Note 1.a, the Company acquired DCA in 2015, which holds a 74.5% stake in MBJA in 2015, located in Montego Bay, Jamaica. MBJA has a concession to operate, maintain and utilize the airport for a period of 30 years beginning April 12, 2003.

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
–
Through its concession agreement, MBJA is obliged to pay AAJ a monthly concession tax on the basis of traffic units (passengers) multiplied by the rate established in the concession. The rate is subject to an annual adjustment according to the National Consumer Price Index in the United States (CPI). MBJA is also required to pay an additional concession tax equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession tax is for over the period from April to March of each year, with payment required annually. For the years ended December 31, 2021, 2022 and 2023 the Company recognized as concession taxes USD$8.5 million (Ps.172.9 millions), USD$14.5 million (Ps.290.9 millions) and USD$44.2 million (Ps.784.8 millions), respectively.
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
–
In addition, the MBJA may terminate the concession agreement in the event of a material breach by the AAJ which has a material adverse effect on the business of the MBJ or expropriation or other material adverse action by the Jamaican Government.

c.
Norman Manley International Airport (NMIA)

As disclosed in Note 1.a, on October 10, 2018, PACKAL entered into a concession agreement the NMIA with AAJ through which the Authorities granted to PACKAL the right to operate, modernize and expand NMIA, therefore, PACKAL is designated as the approved airport operator and permitted to undertake the functions of AAJ with respect to NMIA, and took over control on October 10, 2019.

The NMIA Concession contains the following terms and conditions:

–
Through the Concession agreement, PACKAL is obliged to pay the AAJ a monthly concession tax of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues. For the years ended December 31, 2021, 2022 and 2023 the Company recognized USD$19.5 million (Ps.395.5 millions), USD$34.7 million (Ps.697.5 millions) and USD$41.3 million (Ps.733.6 millions), respectively.
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

The value of the concessions as of December 31, 2021, 2022 and 2023 is as follows:

	December 31, 2021		December 31, 2022		December 31, 2023
Mexican airport concessions	Ps.	13,820,651	Ps.	13,820,651	Ps.	13,820,651
Concession airport MBJA (fair value on date of acquisition in USD$176,086,000) (1)		3,624,466		3,409,289		2,974,709
Concession airport NMIA (upfront fees on date of acquisition in USD$7,146,500)		147,100		138,367		120,729
Less - accumulated amortization (2)		(7,263,696)		(7,699,609)		(8,137,101)
	Ps.	10,328,521	Ps.	9,668,698	Ps.	8,778,988

(1)
The other airport concession includes translation effect for an amount of Ps.799,486, Ps.721,260 and Ps.269,042 as of December 31, 2021, 2022 and 2023, respectively.
(2)
Amortization includes translation effect for an amount of Ps.(48,519), Ps.(48,701) and Ps.(21,141) as of December 31, 2021, 2022 and 2023, respectively.

The amortization charge for the years ended December 31, 2021, 2022 and 2023, amounts to Ps.485,533, Ps.483,984 and Ps.458,633, respectively.

10.
Rights to use airport facilities

The value of the rights to use airport facilities as of December 31, 2021, 2022 and 2023 was as follows (only Mexican airports):

	December 31, 2021		December 31, 2022		December 31, 2023
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(1,357,508)		(1,414,208)		(1,470,907)
	Ps.	. 760,200	Ps.	703,500	Ps.	646,801

The amortization charge for the years ended December 31, 2021, 2022 and 2023 amounts to Ps.56,698, Ps.56,700 and Ps. 56,699, respectively.

11.
Other acquired rights

As of December 31, 2021, 2022 and 2023 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term lease contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2021		December 31, 2022		December 31, 2023
Right to operate the charter and general aviation terminal and FBO at San José del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various commercial space, advertising spaces and skywalk services at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space, advertising spaces and skywalk services at Guadalajara airport		93,560		93,560		93,560
Rights to operate cargo operation and hangars in the Tijuana airport polygon(1)		-		-		399,485
Right to operate various parking lots		5,673		5,673		5,673
		769,227		769,227		1,168,712
Less – accumulated amortization		(321,021)		(337,718)		(354,415)
	Ps.	448,206	Ps.	431,509	Ps.	814,297

(1) Derived from the acquisition, investments were recognized for the rights to operate cargo operation and hangars in the Tijuana airport polygon for Ps.399,845 through the business combination.

Amortization recognized for the years ended December 31, 2021, 2022 and 2023 amounted to Ps.16,697 for each of the three periods. These assets have a useful life until the end of the concession, as their use and operation will continue until the term expires.

12.
Income taxes

The Company is subject to income taxes, in accordance with the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income tax rate for the Mexican entities is 30%. With the exception of the airports of Mexicali and Tijuana located in the Border of Mexico with the United States of America, which for year 2019 was 20%, applying the “Decreto de Estímulos Fiscales Región Fronteriza Norte” in which one third of the income tax will be applied and according to the decree published by the Government of Mexico in December 2020, the decree is extended until 2024. The tax rate for MBJA and PACKAL is 25% in Jamaica, while for DCA in Spain the tax rate is 25%.

To determine deferred income taxes as of December 31, 2021, 2022 and 2023 the Company applied the enacted tax rates to temporary differences based on their estimated reversal dates in Entities of the Company.

a.
Recoverable income taxes paid on dividends – Dividends paid to Shareholders which are not derived from the net tax income account (CUFIN) generate current income taxes and can be credited against the taxes of the Company during the year of the dividend payment and the two subsequent years in the Mexican entities.

b.
Recoverable taxes – In the regular course of operations, the Company generates receivable balances due to overpayment of tax payable, according to the calculation mechanism established in the Tax Law, which are recoverable through tax returns or offsetting. The main recoverable taxes are Value Added Tax (IVA), Income Tax (ISR) and withholding taxes.

The balances of recoverable taxes are comprised as follows:

	December 31, 2021		December 31, 2022		December 31, 2023
Recoverable taxes:
ISR	Ps.	590,116	Ps.	69,326	Ps.	645,868
IVA		463,539		516,114		482,353
Withholding taxes		176,542		31,955		20,513
IMPAC		24,338		23,781		1,203
Corporation taxes		-		11,515		96,547
Other		13,108		5,430		6,533
	Ps.	1,267,643	Ps.	658,121	Ps.	1,253,017

c.
Income Tax – Income tax expense (benefit) for the years ended December 31, 2021, 2022 and 2023 consists of the following:

	2021		2022		2023
ISR:
Current	Ps.	2,315,686	Ps.	3,849,778	Ps.	3,616,811
Deferred		(530,140)		(759,566)		(544,721)
	Ps.	1,785,546	Ps.	3,090,212	Ps.	3,072,090

d.
Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2021, 2022 and 2023 is shown below:

	%	2021		%		2022	%	2023
'Income before income taxes		Ps.	7,829,263		Ps.	12,275,686		Ps.	12,761,690
Income tax by applying the weighted average statutory rate (1)	30.0%		2,348,779	30.0%		3,682,706	28.3%		3,615,812
Effects of inflation over monetary assets	(6.0)%		(469,823)	(4.5)%		(547,859)	(3.6)%		(454,352)
(Unrecognized) applied tax loss carryforwards	(1.1)%		(89,782)	((0.0)%		(6,105)	(0.2)%		(28,028)
Employee benefits	0.2%		14,949	(0.1%)		(9,553)	(0.1%)		(17,939)
Other	(0.3)%		(18,577)	(0.2)%		(28,977)	(0.3)%		(43,403)
Effective tax rate	22.8%	Ps.	1,785,546	25.2%	Ps.	3,090,212	24.1%	Ps.	3,072,090

(1)
The tax rate used for the 2021, 2022 and 2023 previous reconciliations above is the average corporate tax rate, respectively payable by corporate entities in Mexico, Jamaica and Spain on taxable profits in accordance with tax laws in these jurisdictions.
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

The net assets for deferred taxes belong to Mexico subsidiaries:

	December 31, 2021		December 31, 2022		December 31, 2023
Deferred ISR asset (liability):
Expected credit loss	Ps.	30,238	Ps.	40,449	Ps.	37,063
Machinery and equipment		75,671		122,854		139,178
Improvements to concession assets		834,813		1,037,511		1,293,468
Airport concessions and rights to use airport facilities		5,046,004		5,432,747		5,588,605
Other acquired rights		161,316		176,967		183,100
Derivative financial instruments		(5,160)		(87,067)		(50,231)
Other assets		459		492		622
Tax loss carryforwards		6,104		-		28,028
Employee benefits		56,313		66,073		81,562
Accruals		25,128		20,142		36,418
Net deferred income tax asset	Ps.	6,230,886	Ps.	6,810,168	Ps.	7,337,813

The net deferred income tax liability corresponds to the subsidiaries in Jamaica:

	December 31, 2021		December 31, 2022		December 31, 2023
Deferred tax (liability) asset:
Trade receivables	Ps.	(1,204)	Ps.	-	Ps.	4,863
Machinery, equipment and improvements on leased assets		(27,644)		(3,161)		25,309
Improvements to concession assets		(1,702)		(1,461)		(1,089)
Airport concessions		(618,567)		(528,757)		(394,725)
Accruals		42,485		44,575		30,468
Deferred tax liability	Ps.	(606,632)	Ps.	(488,804)	Ps.	(335,174)

f.
Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the consolidated statement of financial position are comprised of the following items of the Mexican Companies:

	December 31, 2021		December 31, 2022		December 31, 2023
Tax loss carryforwards	Ps.	350,611	Ps.	392,549	Ps.	431,934
Deductible tax temporary difference		118,653		132,089		138,326
	Ps.	469,264	Ps.	524,638	Ps.	570,260

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

g.
Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airport of Los Mochis, Manzanillo and IEM. With respect to tax legislation relating to concessions, such losses will expire in 2048, except for IEM, whose losses were originated in 2014 and remains until 2024 for their application. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2021		December 31, 2022		December 31, 2023
Tax loss carryforwards	Ps.	1,189,051	Ps.	1,308,497	Ps.	1,579,920
Unrecognized tax loss carryforwards		(1,168,702)		(1,308,497)		(1,439,780)
Recognized tax loss carryforwards	Ps.	20,349	Ps.	-	Ps.	140,140

h.
Balances and movements of deferred taxes during the period.

	Balance as of January 1, 2021		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2021
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	29,478	Ps.	760	Ps.	—	Ps.	30,238
Machinery, equipment and improvements on leased assets		56,298		19,373		—		75,671
Improvements to concession assets		657,472		177,341		—		834,813
Airport concessions and rights to use airport facilities		4,691,382		354,622		—		5,046,004
Other acquired rights		146,980		14,336		—		161,316
Derivative financial instruments		225,548		(16,094)		(214,614)		(5,160)
Other assets		315		144		—		459
Tax loss carryforwards		95,886		(89,782)		—		6,104
Employee benefits		41,447		15,708		(842)		56,313
Accruals		21,557		3,571		—		25,128
Total deferred tax asset	Ps.	5,966,363	Ps.	479,979	Ps.	(215,456)	Ps.	6,230,886

	Balance as of January 1, 2022		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2022
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	30,238	Ps.	10,211	Ps.	—	Ps.	40,449
Machinery, equipment and improvements on leased assets		75,671		47,183		—		122,854
Improvements to concession assets		834,813		202,698		—		1,037,511
Airport concessions and rights to use airport facilities		5,046,004		386,743		—		5,432,747
Other acquired rights		161,316		15,651		—		176,967
Derivative financial instruments		(5,160)		(38,636)		(43,271)		(87,067)
Other assets		459		33		—		492
Tax loss carryforwards		6,104		(6,104)		—		-
Employee benefits		56,313		10,602		(842)		66,073
Accruals		25,128		(4,986)		—		20,142
Total deferred tax asset	Ps.	6,230,886	Ps.	623,395	Ps.	(44,113)	Ps.	6,810,168

	Balance as of January 1, 2023		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2023
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	40,449	Ps.	(3,386)	Ps.	—	Ps.	37,063
Machinery, equipment and improvements on leased assets		122,854		16,324		—		139,178
Improvements to concession assets		1,037,511		255,957		—		1,293,468
Airport concessions and rights to use airport facilities		5,432,747		155,858		—		5,588,605
Other acquired rights		176,967		6,133		—		183,100
Derivative financial instruments		(87,067)		6,876		29,959		(50,232)
Other assets		492		130		—		622
Tax loss carryforwards		-		28,028		—		28,028
Employee benefits		66,073		16,088		(599)		81,562
Accruals		20,142		16,277		—		36,419
Total deferred tax asset	Ps.	6,810,168	Ps.	498,285	Ps.	29,360	Ps.	7,337,813

	Balance as of January 1, 2021		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2021
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(881)	Ps.	4,818	Ps.	(5,141)	Ps.	(1,204)
Machinery, equipment and improvements on leased assets		(75,262)		23,925		23,693		(27,644)
Improvements to concession assets		(1,731)		102		(73)		(1,702)
Airport concessions		(590,401)		48,921		(77,087)		(618,567)
Accruals		12,796		(27,603)		57,295		42,485
Total deferred tax liability	Ps.	(655,479)	Ps.	50,163	Ps.	(1,313)	Ps.	(606,632)

	Balance as of January 1, 2022		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2022
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(1,204)	Ps.	2,935	Ps.	(1,731)	Ps.	-
Machinery, equipment and improvements on leased assets		(27,644)		83,377		(58,894)		(3,161)
Improvements to concession assets		(1,702)		101		140		(1,461)
Airport concessions		(618,567)		48,546		41,264		(528,757)
Accruals		42,485		1,212		878		44,575
Total deferred tax liability	Ps.	(606,632)	Ps.	136,171	Ps.	(18,343)	Ps.	(488,804)

	Balance as of January 1, 2023		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2023
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	-	Ps.	4,863	Ps.	-	Ps.	4,863
Machinery, equipment and improvements on leased assets		(3,161)		1,986		26,484		25,309
Improvements to concession assets		(1,461)		89		283		(1,089)
Airport concessions		(528,757)		42,855		91,177		(394,725)
Accruals		44,575		(3,357)		(10,750)		30,468
Total deferred tax liability	Ps.	(488,804)	Ps.	46,436	Ps.	107,194	Ps.	(335,174)

13.
Accounts payable

The Company receives credit from its suppliers for 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2021		December 31, 2022		December 31, 2023
Suppliers	Ps.	2,734,704	Ps.	1,894,474	Ps.	1,808,751
Others suppliers		119,024		90,021		109,472
Interest payable		127,905		288,457		420,048
Direct or short term employee benefits		91,983		108,987		116,924
Others		73,928		90,352		102,727
Total	Ps.	3,147,544	Ps.	2,472,291	Ps.	2,557,922

The balance of direct employee benefits corresponding principally of provisions of vacation pay, employee profit sharing, bonuses and other employee benefits.

14.
Leases Obligations

a.
Lease contracts

The Company leased space for its corporate offices and the lease of utility vehicles and operating vehicles, under a lease agreement. The average lease term is from 1 to 3 years in 2023 and there are options to buy the operating vehicles for a nominal amount at the end of the terms of the lease.

The obligations of the Company stem from financial leases that are guaranteed by the title of the lessors to the leased assets.

b. Future minimum lease payment

The amount of future minimum lease payments as of December 31, 2023 were as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
Less than one year	Ps.	16,878	Ps.	(3,695)	Ps.	13,183

Less than two years	Ps.	21,523	Ps.	(2,166)	Ps.	19,357
Less than three years		20,693		(542)		20,151
Less than four years		-		-		-
Liabilities for assets in lease long term		42,216		2,708		39,508
Total liabilities for leased assets	Ps.	59,094	Ps.	(6,403)	Ps.	52,691

As of December 31, 2021, 2022 and 2023 the Company recognized Ps.12,467, Ps.16,098 and Ps.17,517, respectively for the amortization of assets for the rights of use.

The interest rates that underlie all obligations under lease agreements are fixed by an average discount interest of 8.23%, 9.38% and 10.36% during the years 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023 was recognized Ps.2,598, Ps.5,391 and Ps.4,805, respectively, due interest on the liability for lease in the consolidated statement of profit or loss and other comprehensive income.

15.
Derivative financial instruments

The Company has borrowings denominated in US dollars and debt securities at variable interest rates in pesos, which in case of an increase in interest rates, would reduce the Company’s cash flows.

The Company’s derivative financial instruments are negotiated in the Over The Counter (OTC) market, through national and international counter parties.

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

On February 26, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 17-2” with a value of Ps.2,300,000 which were issued at an interest rate TIIE and was swapped to 8.0315% fixed rate, until the end of the debt certificates. Changes in fair value were recognized in other comprehensive income in the consolidated statement of profit or loss and other comprehensive income and were presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized and concluded with the maturity and paid of the debt securities in November 2022.

On February 27, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP-19” with a value of Ps.3,000,000 which were issued at an interest rate TIIE and was swapped to 8.03% fixed rate, until the end of the debt certificates. Changes in fair value were recognized in other comprehensive income in the consolidated statement of profit or loss and other comprehensive income and were presented in the hedge reserve and were recycled to financial expenses to the extent that the interest of the associated debt is recognized.

On March 2, 2020, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 20” with a value of Ps.3,000,000 which were issued at an interest rate TIIE and was swapped to 6.33% fixed rate, until the end of the debt certificates. Changes in fair value are recognized in other comprehensive income in the consolidated statement of profit or loss and other comprehensive income and are presented in the hedge reserve and were recycled to financial expenses to the extent that the interest of the associated debt is recognized.

On March 1, 2022, the Company contracted with the Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAP´s) in order to hedge the risk of increasing the 30-day Libor interest rate, currently SOFR 1-month interest rate on two loans held by MBJA in U.S. dollars totaling USD$42.0 million. The USD$12.0 million SOFR 1-month interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$30.0 million bearing interest at SOFR 1-month plus 2.85% was swapped at a rate of 1.785% until maturity of the loan. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income of profit or los and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for SOFR 1-month rate.

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

The main characteristics and the fair value of these derivatives as of December 31, 2021, 2022 and 2023 are as follows:

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2021
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	$3,000.0	March 2020	6.332%	February 2025 'Total asset	Ps.	89,711
Derivatives designated as hedge financial instruments
HSBC	Ps.	1,500.0	May 2017	7.21%	March 2022		(6,764)
Scotiabank	Ps.	2,300.0	February 2019	8.0315%	November 2022	Ps.	(23,527)
Scotiabank	Ps.	3,000.0	February 2019	8.03%	March 2024		(41,096)
Total					Total liability	Ps.	(71,387)

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2022
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	$3,000.0	February 2019	8.03%	March 2024	Ps.	91,885
Scotiabank	Ps.	$3,000.0	March 2020	6.332%	February 2025		200,812
					Total asset		292,697
Derivatives designated as hedge financial instruments
The Bank of Nova Scotia	USD.	20.0	March 2022	1.59%	April 2025		(14,972)
The Bank of Nova Scotia	USD.	30.0	March 2022	1.785%	September 2025		(36,233)
					Total liability	Ps.	(51,205)

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2023
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	3,000.0	February 2019	8.03%	March 2024	Ps.	144,096
Scotiabank	Ps.	3,000.0	March 2020	6.332%	February 2025		23,600
					Total asset		167,696
Derivatives designated as hedge financial instruments
The Bank of Nova Scotia	USD.	$12.0	March 2022	1.59%	April 2025		(5,455)
The Bank of Nova Scotia	USD.	$30.0	March 2022	1.7850%	September 2025		(21,535)
					Total liability	Ps.	(26,990)

For the years ended on December 31, 2021 and 2022 were recognized of Ps.51,429 and Ps.6,765, respectively within finance income as income of the period, due to the net income for its extrinsic value presented net within the finance income. As of December 31, 2021, 2022 and 2023 Ps.29,658, Ps.130,624 and Ps.60,718, respectively as income of the fair value of the coverage for cash flow hedges of the GAP 17-2, GAP 19 and GAP 20 certificates.

The hedge of the variable interest rate started on March 4, 2016. During 2019, hedge was used because the 30-day Libor exceeded the CAP 1 of 1.75%. As of December 31, 2021 and 2022 the Company recognized an income of Ps.6,376 and Ps.1,228, respectively, for the application of hedge in the comprehensive financing result in the interest item.

The hedge of the variable interest, rate generated by the debt securities issued in April 2017, started on May 4, 2017; these stock certificates were placed at a 28-day TIIE variable rate plus 49 basis points, so a SWAP was contracted to convert it to a fixed rate of 7.21%. As of December 31, 2021 and 2022, an amount of Ps.40,183, and Ps.5,066 were recognized to finance cost, respectively, due to the variation of the TIIE according to the fixed rate agreed in the SWAP, which ended on March 31, 2022 with the maturity and paid of the debt securities.

The hedge of the variable interest rate, generated by the debt securities issued in November 2017, started on February 26, 2019; these stock certificates were placed at a 28-day TIIE variable rate plus 44 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2021 and 2022 Ps.80,709, and Ps.19,633, respectively were recognized to finance cost, and for December 31, 2022, a financial income Ps.4,295, due to the variation of the TIIE according to the agreed fixed rate of the SWAP which ended on November 3, 2022, with the expiration and payment of the stock certificates.

The hedge of the variable interest rate, generated by the debt securities issued in March 2019, started on February 27, 2019; these stock certificates were placed at a 28-day TIIE variable rate plus 45 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2021 and 2022, Ps.105,335, and Ps.25,707, respectively were recognized to finance cost, and for December 31, 2022 and 2023, a financial income of Ps.14,909 and Ps.101,504, respectively due to the variation of the TIIE according to the agreed fixed rate of the SWAP.

The hedge of the variable interest rate, generated by the debt securities issued in February 2020, started on March 2, 2020; these stock certificates were placed at a 28-day TIIE variable rate plus 17 basis points, so a SWAP was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2022 and 2023 an amount of Ps.45,669 and Ps.152,487 were recognized as finance income and as of December 31, 2021 and 2022, a financial expense of Ps.52,939, and Ps.4,158, respectively, due to the variation of the TIIE according to the agreed fixed rate of the SWAP.

On March 1, 2022, the Company contracted Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the 30-day Libor interest rate, currently SOFR 1-month, on two loans held by MBJA in U.S. dollars totaling USD$42.0 million. The USD$12.0 million SOFR 1-month interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$30.0 million bearing interest at SOFR 1-month plus, 2.85% was swapped at a rate of 1.785% until maturity of the loan. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for SOFR 1-month. As of December 31, 2022, a financial expense of USD$0.2 million and as of December 31, 2023, a financial income of USD$0.1 million were recognized due to the variation of the SOFR 1-month according to the agreed fixed rate of the SWAP.

16.
Bank Loans and issuance of Debt Securities
a.
Bank Loans

The Company issued debt securities in Mexico to finance capital investments and refinance debt maturities, in addition to contracting bank loans for business acquisitions and for the financing of investments in airports located in Jamaica. The totality of the credits contracted with banking institutions and third parties are described below:

	December 31 2021		December 31 2022		December 31 2023
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum and semi-annual instalments.	Ps.	225,119	Ps.	211,754	Ps.	184,762
In February 2009, MBJA signed a simple unsecured loan with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. The interest rate was set at 8%. The loan does not have an expiration date, no payments on account of capital have been made.		10,498		9,874		8,616
On January 19, 2016, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a five-year maturity. The loan bears interest at SOFR 1M plus 99 basis points.		1,965,724		—		—
On February 15, 2016, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a five-year maturity. The loan bears interest at SOFR 1M plus 105 basis points.		1,965,724		—		—
On December 28, 2017, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$40,000,000. The loan bears interest at SOFR 1-month plus 280 basis points for a period of 7 years from this disposition and semi-annual instalments. As of December 31, 2023 the balance amounted to USD$12.0 million.		576,338		387,230		202,722
On September 3, 2020, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$30,000,000. The loan bears interest at SOFR 1-month plus 310 basis points for a period of 5 years from this disposition and semi-annual instalments. On September 3, 2023, the last dispose of USD$30,000,000 was made. As of December 31, 2023 the balance amounted to USD$60,000,000.		617,505		580,845		1,013,610
On March 18, 2022, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a four-years maturity. The loan bears interest at a fixed annual interest rate of 2.64%.		—		1,849,023		1,613,329
On March 18, 2022, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a four-years maturity. The loan bears interest at a fixed annual interest rate of 2.45%.		—		1,849,023		1,613,329
On November 7, 2022, GAP signed a simple unsecured loan with Scotiabank for Ps.1,500,000 for a period of 12 months with a possible extension of 6 months a variable interest rate 28 days TIIE plus 38 basis points, the payment of the principal will be at maturity.		—		1,500,000		—
On December 9, 2022, GAP signed a simple unsecured loan with Citibanamex for Ps.1,500,000 for a period of 18 months a variable interest rate 28 days TIIE plus 38 basis points, the payment of the principal will be at maturity.		—		1,500,000		1,500,000
On January 10, 2023, GAP signed a simple unsecured loan with Citibanamex for Ps.1,000,000 for a period of 18 months a variable interest rate 28 days TIIE plus 30 basis points, the payment of the principal will be at maturity.		—		—		1,000,000
On September 27, 2023, GAP signed a simple unsecured loan with Citibanamex for USD$40,000 for a period of 12 months a variable interest rate 28 days TIIE plus 25 basis points, the payment of the principal will be at maturity.		—		—		675,740
On November 7, 2023, GAP signed a simple unsecured loan with Santander for Ps.1,500,000 for a period of 12 months a variable interest rate 28 days TIIE plus 38 basis points, the payment of the principal will be at maturity.		—		—		1,500,000
Total unpaid balance of bank loans and long-term debt		5,360,908		7,887,749		9,312,108
Less - Current portion		(164,668)		(1,654,891)		(4,830,316)
Long-term portion	Ps.	5,196,240	Ps.	6,232,858	Ps.	4,481,792

b)
Issuance of Debt Securities

	December 31 2021		December 31 2022		December 31 2023
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps.1,500,000 under the name "GAP 15-2" at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.		1,500,000		1,500,000		1,500,000
Unsecured debt securities issued in the Mexican market on April 6, 2017, for Ps.1,500,000 under the "GAP 17" name, at a variable interest rate of 28-day TIIE plus 49 basis points for a period of five years. On March 31, 2022, the balance amounted was paid.		1,500,000		—		—
Unsecured debt securities issued in the Mexican market on November 9, 2017, for Ps.2,300,000 under the "GAP 17-2" name, at a variable interest rate of 28-day TIIE plus 44 basis points for a period of five years. On November 3, 2022, the balance amounted was paid.		2,300,000		—		—
Unsecured debt securities issued in the Mexican market on March 29, 2019, for Ps.3,000,000 under the "GAP 19" name, at a variable interest rate of 28-day TIIE plus 45 basis points for a period of five years. As of December 31, 2023, the TIIE rate is 11.5035%.		3,000,000		3,000,000		3,000,000
Unsecured debt securities issued in the Mexican market on February 13, 2020, for Ps.3,000,000 under the "GAP 20" name, at a variable interest rate of 28-day TIIE plus 17 basis points for a period of five years. As of December 31, 2023, the TIIE rate is 11.5035%.		3,000,000		3,000,000		3,000,000
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps.602,000 under the "GAP 20-2" name, at a variable interest rate of 28-day TIIE plus 85 basis points for a period of three years, which one was paid on June 22, 2023.		602,000		602,000		-
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps.3,598,000 under the "GAP 20-3" name, at a fixed interest rate of 8.14% for a period of seven years.		3,598,000		3,598,000		3,598,000
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.2,500,000 under the "GAP 21" name, at a variable interest rate of 28-day TIIE plus 60 basis points for a period of four years. As of December 31, 2023, the TIIE rate is 11.5035%.		2,500,000		2,500,000		2,500,000
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.3,000,000 under the "GAP 21-2" name, at a fixed interest rate of 7.91% for a period of seven years.		3,000,000		3,000,000		3,000,000
Green debt securities with unsecured guarantee, issued in the Mexican market on October 15, 2021, for 5-year with ticker symbol “GAP21V”, for Ps.1,500,000. Interest payable every 28 days at a variable rate of TIIE-28 plus 25 basis points; the payment of the principal will be at maturity, on October 9, 2026, with the option of early amortization. As of December 31, 2023, the TIIE rate is 11.5035%.		1,500,000		1,500,000		1,500,000
Unsecured 5-year debt securities issued in the Mexican market on March 17, 2022, for Ps.2,000,000 under the “GAP 22” name, at a variable rate of TIIE-28 plus 18 basis points for a period of five years. As of December 31, 2023, the TIIE rate is 11.5035%.		—		2,000,000		2,000,000
Unsecured debt securities issued in the Mexican market on March 17, 2022, for Ps.3,000,000 under the "GAP 22-2" name, at a fixed interest rate of 9.67% for a period of ten years.		—		3,000,000		3,000,000
Unsecured debt securities issued in the Mexican market on September 26, 2022, for Ps.2,757,588 under the "GAP 22L" name, at a variable rate of TIIE-28 plus 26 basis points for a period of five years. As of December 31, 2023, the TIIE rate is 11.5035%.		—		2,757,588		2,757,588
Unsecured 5-year debt securities issued in the Mexican market on March 27, 2023, for Ps.1,120,000 under the “GAP 23-L” name, at a variable rate of TIIE-28 plus 2 basis points for a period of four years. As of December 31, 2023, the TIIE rate is 11.5035%.		—		—		1,120,000
Unsecured debt securities issued in the Mexican market on March 27, 2023, for Ps.4,280,000 under the "GAP 23-2L" name, at a fixed interest rate of 9.65% for a period of seven years.		—		—		4,280,000
Total unpaid balance of long-term debt		22,500,000		26,457,588		31,255,588
Less - Current portion		(3,800,000)		(602,000)		(3,000,000)
Long-term portion	Ps.	18,700,000	Ps.	25,855,588	Ps.	28,255,588

The resources obtained during 2023 from the issuance of the long-term debt securities were allocated to finance capital investments set forth in the MDP and commercial investment for the Mexican Airports, from which Ps.602,000 were used to pay the principal of the debt securities GAP 20-2 issued on June 25, 2020, a maturity on June 22, 2023. Issuance expenses of Ps.15,935 were recognized.

The debt previously described, matures as follows:

Year	Amount
2024	Ps.	7,830,316
2025		8,061,756
2026		8,604,246
2027		5,598,000
2028		3,000,000
Thereafter		7,473,378
	Ps.	40,567,696

As of December 31, 2021, 2022 and 2023, debts are payable by the following companies:

	At December 31, 2021
Company	Current		Long-Term		Total
GAP	Ps.	3,800,000	Ps.	22,631,449	Ps.	26,431,449
MBJA		164,668		1,264,791		1,429,459
Total	Ps.	3,964,668	Ps.	23,896,240	Ps.	27,860,908

	At December 31, 2022
Company	Current		Long-Term		Total
GAP	Ps.	2,102,000	Ps.	31,053,634	Ps.	33,155,634
MBJA		154,891		1,034,812		1,189,703
Total	Ps.	2,256,891	Ps.	32,088,446	Ps.	34,345,337

	At December 31, 2023
Company	Current		Long-Term		Total
GAP	Ps.	7,000,000	Ps.	32,157,986	Ps.	39,157,986
MBJA		830,316		579,394		1,409,709
Total	Ps.	7,830,316	Ps.	32,737,380	Ps.	40,567,695

The loan agreements limit the Company’s use of proceeds for the financing of capital expenditures, working capital and prepayments of loans, in addition to prohibiting the merger of the airport creditors with any other entity, as well as the prohibition of sales or transfers of assets in an amount greater than Ps.1,000, without previous authorization from the creditors. In the event of non-compliance with any of the contracts, dividends from the legal entity may not be decreed. The obligation to maintain certain financial metrics is also established, with the refinancing of the loans some modifications were made and have been fulfilled.

As a result of the issuance of the debt securities, the Company has covenants which have been fulfilled during 2021, 2022 and 2023. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized as part of interest expense, using the effective interest rate method over the term of each transaction. These costs include commissions and professional fees.

c)
Reconciliation of liabilities arising from financing activities

									Non-cash changes
	Balance as of January 1, 2021		Repayments on bank loans and payments of debt securities		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2021
Debt securities current portion	Ps.	2,659,590	Ps.	(2,659,590)	Ps.	—	Ps.	—	Ps.	—	Ps.	3,964,668	Ps.	—	Ps.	—	Ps.	3,964,668
Long-term borrowings		6,195,576		(4,782,073)		—		3,779,413		167,992		(164,668)		—		—		5,196,240
Debt securities		15,500,000		—		7,000,000		—		—		(3,800,000)		—		—		18,700,000
Derivative financial instruments (Note 15)		750,704		—		—		—		—		—		(51,656)		(717,372)		(18,324)
Total	Ps.	25,105,870	Ps.	(7,441,663)	Ps.	7,000,000	Ps.	3,779,413	Ps.	167,992	Ps.	—	Ps.	(51,656)	Ps.	(717,372)	Ps.	27,842,584

									Non-cash changes
	Balance as of January 1, 2022		Repayments on bank loans and payments of debt securities		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2022
Debt securities current portion	Ps.	3,964,668	Ps.	(3,964,668)	Ps.	—	Ps.	1,500,000	Ps.	—	Ps.	756,892	Ps.	—	Ps.	—	Ps.	2,256,892
Long-term borrowings		5,196,240		(3,874,339)		—		5,372,783		(306,934)		(154,892)		—		—		6,232,858
Debt securities		18,700,000		—		7,757,588		—		—		(602,000)		—		—		25,855,588
Derivative financial instruments (Note 15)		(18,324)		—		—		—		—		—		(6,756)		(216,412)		(241,492)
Total	Ps.	27,842,584	Ps.	(7,839,007)	Ps.	7,757,588	Ps.	6,872,783	Ps.	(306,934)	Ps.	—	Ps.	(6,756)	Ps.	(216,412)	Ps.	34,103,846

									Non-cash changes
	Balance as of January 1, 2023		Repayments on bank loans and payments of debt securities		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2023
Debt securities current portion	Ps.	2,256,892	Ps.	(2,244,132)	Ps.	—	Ps.	2,715,459	Ps.	(552,569)	Ps.	5,654,576	Ps.	—	Ps.	—	Ps.	7,830,226
Long-term borrowings		6,232,858		—		—		1,000,000		(96,490)		(2,654,576)		—		—		4,481,792
Debt securities		25,855,588		—		5,400,000		—		—		(3,000,000)		—		—		28,255,588
Derivative financial instruments (Note 15)		(241,492)		—		—		—		—		—		—		100,786		(140,706)
Total	Ps.	34,103,846	Ps.	(2,244,132)	Ps.	5,400,000	Ps.	3,715,459	Ps.	(649,059)	Ps.	—	Ps.	—	Ps.	100,786	Ps.	40,426,900

17.
Retirement employee benefits
a.
Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps.9,695, Ps.12,496 and Ps.15,860 in 2021, 2022 and 2023, respectively.

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

The amount included in the consolidated statement of financial position arising from the obligation of the Company for defined benefit plans on December 31, 2021, 2022 and 2023 is as follows:

	2021		2022		2023
Present value of defined benefit obligations	Ps.	193,126	Ps.	216,908	Ps.	280,423

The table below shows the movements in the present value of defined benefit obligations:

	2021		2022		2023
Opening defined benefit obligation	Ps.	183,125	Ps.	193,126	Ps.	216,908
Service cost recognized in net income		33,151		35,530		51,452
New measurement losses / (gains):
Actuarial losses (gains) resulting from changes in financial and demographic assumptions		(15,263)		(8,802)		15,932
Benefits paid		(7,887)		(2,946)		(3,869)
Ending defined benefit obligation	Ps.	193,126	Ps.	216,908	Ps.	280,423

Below are the amounts for the years ended December 31, 2021, 2022 and 2023 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2021		2022		2023
Current service labor cost	Ps.	18,762	Ps.	20,213	Ps.	22,352
Interest cost		14,108		15,999		30,273
Actuarial (gains) losses		281		(682)		(1,173)
Components of defined benefit costs recognized in net income (Note 24)		33,151		35,530		51,452
Benefits paid		(7,887)		(2,946)		(3,869)
Measurement of net defined benefit liability:
Actuarial losses arising from changes in financial and demographic assumptions recognized in other comprehensive income		(15,263)		(8,802)		15,932
Total recognized as employee benefit cost	Ps.	10,001	Ps.	23,782	Ps.	63,515

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2021	2022	2023
Discount of the projected benefit obligation at present value	8.0%	10.2%	9.7%
Salary increase	6.0%	6.0%	5.3%
Remaining labor life	16.1 years	15.7 years	15.9 years
Inflation	7.1%	5.80%	3.8%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the operating cost, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps.25,861.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).

18.
Equity
a.
As of December 31, 2021, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	446,739,215	Ps.	144,823
Series BB	78,836,332		25,558
Total	525,575,547	Ps.	170,381

b.
As of December 31, 2022, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	435,456,340	Ps.	6,967,905
Series BB	76,845,237		1,229,631
Total	512,301,577	Ps.	8,197,536

c.
As of December 31, 2023, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	429,485,845	Ps.	6,967,905
Series BB	75,791,619		1,229,631
Total	505,277,464	Ps.	8,197,536

As of December 31, 2023, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

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

d.
In an Ordinary Shareholders’ Meeting held on July 1, 2020, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.1,550,000, approved in an Ordinary General Shareholders’ Meeting held on April 23, 2019 and a maximum amount of resources allocated was approved for the repurchase of the company’s own shares of Ps.1,550,000 during the 12 months following its approval, if the Company’s management determines it convenient or necessary.
e.
In a General Extraordinary Meeting of Shareholders on April 27, 2021, the Shareholders approved the following: i) the cancellation of 35,424,453 shares that were held in treasury as of December 31, 2020, ii) a capital reduction of Ps.3.823095061582 pesos per outstanding share at the time of payment, which was paid on May 28, 2021 for Ps.2,000,000.
f.
In an Ordinary General Shareholders’ Meeting held on September 14, 2021, the Shareholders approved the proposal to increase the maximum amount of resources allocated for the repurchase of the Company’s own shares from an additional Ps.2,000,000 to the Ps.3,000,000 approved at the Ordinary General Shareholders’ Meeting held on April 27, 2021, to be exercised during the 12 months after, if the Company’s management determines it convenient or necessary.
g.
In a General Extraordinary Shareholders’ Meeting held on September 14, 2021, a capital reduction of Ps.7.80 pesos per outstanding share was approved, which was paid on September 28, 2021 for Ps.4,014,701.
h.
In an Ordinary Shareholders’ Meeting held on April 22, 2022, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.2,031,782, approved in an Ordinary General Shareholders’ Meeting held on April 27, 2021 and September 14, 2021 and a maximum amount of resources allocated was approved for the repurchase of the Company’s own shares of Ps.2,000,000 during the 12 months following its approval, if the Company’s management determines it convenient or necessary. In addition, proposal to cancel from the Company’s current legal reserves such amount exceeding 20% of the historical common stock of the Company and allocating said excess amount to the Company’s retained earnings account by amount of Ps.1,558,475.
i.
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
j.
In a General Extraordinary Shareholders’ Meeting held on April 22, 2022, the Shareholders approved i) the increase in the Company’s Capital Stock by capitalizing the retained earnings, in the amount of Ps.8,027,155; ii) the cancellation of 13,273,970 shares of the Company held in treasury. The Shareholders’ Meeting was informed that, as a consequence, all the necessary corporate legal procedures were carried out, as well as the reform of Article Six of the By-laws of the Company that derive from the approvals, to read as follows: "The Capital Stock will be variable. The fixed minimum part of the Capital Stock is Ps.8,197,536, represented by 512,301,577 shares, registered of Class I and without par value expression, fully subscribed and paid”.
k.
In an Ordinary Shareholders’ Meeting held on April 13, 2023, the Shareholders approved a dividend payment of Ps.14.84 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps.3.71 per outstanding share was made on May 18, 2023, the second payment for Ps.3.71 per outstanding share was made on July 13, 2023, the third payment for Ps.3.71 per outstanding share was made on October 12, 2023, and the fourth and final payment for Ps.3.71 per outstanding share was made on December 14, 2023.
l.
On April 13, 2023, in an Annual Shareholders' Meeting, the Shareholders approved the proposal of cancellation of the remnant of the repurchase fund reserve, approved in an Ordinary General Shareholders' Meeting held on April 22, 2022 for an amount of Ps.499,486, as well as, approval a maximum amount of resources allocated for the repurchase of the Company's own shares of Ps.2,500,000 during the 12 months after April 13, 2023, in accordance with Article 56 of the Securities Market Law. From the approved amount, no shares have been repurchased.
m.
On April 13, 2023, the General Extraordinary Shareholders' Meeting approved to cancel of 7,024,113 stock shares of the Company that was in treasury.
n.
On May 23, 2023, the Ordinary Shareholders’ Meeting approved the ratification, appointment, and designation of the board of directors".
o.
General Corporate Law requires that at least 5% of the unconsolidated net income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2021, 2022 and 2023, the legal reserve, in nominal pesos, was Ps.1,592,551, Ps.34,076 and Ps.478,185, respectively, corresponding to 934.7%, 0.42% and 5.83%, of the common stock, respectively.
p.
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
q.
The balances of Shareholders’ equity tax accounts as of December 31, 2021, 2022 and 2023 were as follows:

	2021		2022		2023
Contributed capital account	Ps.	21,903,565	Ps.	23,197,291	Ps.	24,278,285
Net tax income account		11,743,049		12,516,766		12,008,787
Stockholders equity tax account	Ps.	33,646,614	Ps.	35,714,057	Ps.	36,287,072

r.
In years 2021, 2022 and 2023 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA, MBJA and PACKAL from functional currency (euro and US dollar respectively) to the reporting currency (Mexican peso), the effects of the remeasurements of the employee benefit, the net income tax and the reserve for cash flow hedges financial instruments.
19.
Non-controlling interest (NCI)

On April 20, 2015 the Company acquired 100% of the shares of DCA, which owns 74.5% of the shares of MBJA and the remaining 25.5% is held by Vantage, as a non-controlling shareholder.

On March 13, 2022, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$30.0 million, which was distributed to DCA USD$22.35 million (Ps.449,803 an exchange rate of Ps.20.1254) and to Vantage USD$7.65 million (Ps.153,959 an exchange rate Ps.20.1254) and were paid on June 7, 2022.

On September 13, 2023, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$30.0 million, which was distributed to DCA USD$22.35 million (Ps.391,199 an exchange rate of Ps.17.5033) and to Vantage USD$7.65 million (Ps.135,913 an exchange rate Ps.17.5033) and were paid on November 15, 2023.

The following table summarizes the information relating to DCA that has material NCI, before any intra-group elimination as of December 31:

	2021		2022		2023
NCI percentage	25.5%		25.5%		25.5%
Non-current assets	Ps.	6,026,384	Ps.	5,836,193	Ps.	5,338,641
Current assets		1,489,451		1,689,382		2,282,766
Non-current liabilities		(2,724,344)		(2,377,104)		(2,336,742)
Current liabilities		(320,041)		(485,025)		(724,416)
Net assets		4,471,450		4,663,446		4,560,249
Net assets attributable to NCI	Ps.	1,140,220	Ps.	1,189,179	Ps.	1,162,863

	2021		2022		2023
Revenues	Ps.	1,551,800	Ps.	2,493,000	Ps.	2,811,173
Profit / (loss)		181,274		675,792		575,248
OCI		(85,286)		(405,354)		(629,243)
Total comprehensive income		95,988		270,438		(53,995)
Profit / (loss) allocated to NCI		46,225		172,327		146,688
OCI allocated to NCI	Ps.	34,023	Ps.	(29,617)	Ps.	(77,868)

	2021		2022		2023
Net cash provided by operating activities		586,284		788,265		1,211,479
Net cash provided by investment activities		(208,497)		(204,114)		(330,259)
Net cash used in financing activities		(107,811)		(234,336)		144,613
Net increase (decrease) in cash and cash equivalents	Ps.	269,976	Ps.	349,815	Ps.	1,025,833

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

During the periods ended December 31, 2021, 2022 and 2023, compliance with the TM by the Company’s Mexican airports were 93.8%, 96.1% and 96.0%, respectively.

The table below presents a summary for the years ended December 31, 2021, 2022 and 2023, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SICT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fees charged to third parties for complementary services are classified as airport services.

	2021		2022		2023
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	930,401	Ps.	1,262,276	Ps.	1,406,936
Charges for not canceling extended stay reservations		9,542		10,102		27,774
Parking on embarking/disembarking platform		105,345		147,775		172,395
Parking on extended stay or overnight platform		120,056		130,002		132,556
Passenger walkways and shuttle buses		27,266		36,646		38,383
Airport security charges		303,145		517,402		569,599
Airport real estate services to airlines:
Leasing of hangars to airlines		29,455		31,470		31,072
Leasing of shops, warehouses and stockrooms to airlines (operating)		5,657		6,252		7,148
Leasing of space and other terminal facilities to airlines within the terminal (operating)		49,830		72,975		70,152
Leasing of land and other surfaces to airlines outside the terminal (operating)		17,174		11,308		8,619
Leasing of check-in desks and other terminal space		4,940		5,132		5,366
Leasing of desks and other terminal space for ticket sale		2,605		2,187		2,165

Airport passenger services:
Domestic passenger charges		4,790,143		6,753,767		7,784,766
International passenger charges		5,186,458		7,689,784		8,276,384
Airport real estate services and rights of access to other operators		65,410		100,864		109,983
Complementary services:
Catering services		12,772		31,647		39,337
Other third-party ramp services rendered to airlines		104,481		160,196		188,772
Traffic and/or dispatch		31,110		39,123		44,759
Fuel supply or removal		178,170		314,642		335,941
Third-party airplane maintenance and repair		9,994		13,184		15,288
Total aeronautical services (regulated revenues included in the maximum rate)		11,983,954		17,336,734		19,267,395

Regulated revenues not included in the maximum rate:
Car parking charges		388,106		548,862		706,923
Recovery of cost over aeronautical services		116,769		133,163		134,753
Recovery of cost over non-aeronautical services		69,763		90,257		93,802
Total regulated revenues not included in the maximum rate		574,638		772,282		935,478
Total regulated revenues		12,558,592		18,109,016		20,202,873

	2021		2022		2023
Unregulated revenues(1)
Commercial concessions:
Retail operations		232,498		398,956		500,449
Food and beverages		333,157		484,804		617,302
Duty free		435,799		584,218		600,300
VIP lounges		40,355		65,593		74,523
Financial services		46,011		59,479		60,885
Communications and networks		12,101		13,770		13,890
Car rentals		342,697		471,340		526,202
Commercial leasing		16,749		24,797		20,016
Advertising		61,384		104,830		149,244
Time sharing developers		188,658		237,783		225,927
Leasing of space to airlines and other complementary service providers (non-operating)		142,520		148,100		205,381
Lease outside the terminal		77,644		96,041		111,031
Convenience store		177,263		315,788		494,665
VIP Lounges operated directly		219,498		374,038		432,481
Royalties		8,075		7,141		2,277
Revenues from sharing of commercial activities:
Retail operations		168,797		215,055		197,718
Food and beverages		184,097		293,713		385,580
Duty free		101,267		127,072		161,180
Financial services		22,571		31,518		41,736
Car rentals		58,892		70,374		84,023
Access fee for ground transportation		91,504		109,552		122,249
Non-airport access fees		35,654		45,187		32,557
Other leases		11,924		25,197		42,598
Services rendered to ASA		1,603		3,081		2,891
Various commercial-related revenues		77,085		117,529		124,846
Total unregulated revenues		3,087,803		4,424,956		5,229,951
Total of Non-aeronautical services(2)		3,662,441		5,197,238		6,165,429
Total aeronautical and non-aeronautical services	Ps.	15,646,395	Ps.	22,533,972	Ps.	25,432,824

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

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made by the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2021, 2022 and 2023 accounted for Ps.3,368,511, Ps.4,846,404 and Ps.7,791,320, respectively.

The revenues of the Company recognized as of December 31, 2021, 2022 and 2023 transferred at a point in time were Ps.11,860,463, Ps.17,096,616 and Ps.19,115,716, respectively and the revenues for services transferred over time was Ps.3,785,9303, Ps.5,437,356 and Ps.6,317,108, respectively, which originated from the leasing of commercial spaces.

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

21.
Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2021, 2022 and 2023 were comprised of the following:

	2021		2022		2023
Depreciation	Ps.	546,128	Ps.	728,860	Ps.	851,577
Amortization		1,504,411		1,584,461		1,694,125
	Ps.	2,050,539	Ps.	2,313,321	Ps.	2,545,702

22.
Employee Cost

Employee Cost for the years ended December 31, 2021, 2022 and 2023 was comprised of the following:

	2021		2022		2023
Wages and salaries	Ps.	702,525	Ps.	900,596	Ps.	1,102,323
Other remunerations		107,198		133,237		164,011
Social benefits		91,357		116,581		154,563
Severance payments		22,390		13,401		16,901
Labor union fees		20,111		22,183		24,202
Taxes on employee benefits		13,977		19,987		30,064
PTU		70,127		56,531		96,455
Retirement employee benefits		33,151		35,530		51,452
Others		54,914		75,218		84,490
	Ps.	1,115,750	Ps.	1,373,264	Ps.	1,724,461

23.
Cost of improvements to concession assets

As disclosed in Note 3.n, in conformity with IFRIC 12, the Company must recognize the revenues and costs of additions and improvements to concession assets, which they are obligated to perform at the airports as established by the MDP. The cost for such additions and improvements to concession assets is based on actual costs incurred by the Company in the execution of the additions or improvements, considering the investment requirements in the MDP, through bidding processes, the Company contracts third parties to carry out such construction. The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The amounts paid are set at market value.

Cost of improvements to concession assets are comprised of the following as of December 31, 2021, 2022 and 2023:

	2021		2022		2023
Cost of improvements to concession assets	Ps.	3,368,511	Ps.	4,846,404	Ps.	7,791,320

24.
Other income – net

Other expenses (incomes) are comprised of the following as of December 31, 2021, 2022 and 2023:

	2021		2022		2023
Recovery insurance	Ps.	(5,885)	Ps.	(4,946)	Ps.	(6,295)
Sale of fixed assets		(2,062)		(7,001)		(5,365)
Cancellation of non-eligible liabilities and provisions		—		(17,784)		(24,948)
Other income		(23,265)		(36,515)		(27,724)
Total other income		(31,212)		(66,246)		(64,332)

Repair of damage from natural disasters		9,346		3,105		18,262
Cost of retirement and disposal of fixed assets		—		21,382		5,339
Other expenses		13,634		15,331		24,855
Total other expenses		22,980		39,818		48,456
Other expense (income) – Net	Ps.	(8,232)	Ps.	(26,428)	Ps.	(15,876)

25.
Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2021, 2022 and 2023:

	2021		2022		2023
Interest income from cash equivalents	Ps.	361,683	Ps.	677,542	Ps.	1,094,923
Interest on recovered taxes		3,262		45,489		43,655
Gain on derivative financial instruments		51,656		6,765		-
Gain in interest hedge		-		64,942		253,991
Other		3,670		41,251		10,395
Total finance income		420,271		835,989		1,402,964
Interest cost from bank loans		(196,582)		(210,335)		(679,027)
Interest cost from hedges		(280,395)		(54,633)		-
Loss in market value		-		(4,069)		-
Other financing costs		(39,481)		(73,231)		(70,478)
Interest cost for debt securities		(1,170,082)		(2,113,650)		(2,689,771)
Total finance cost		(1,686,540)		(2,455,918)		(3,439,276)
Exchange gain		1,259,326		1,229,799		2,077,806
Exchange loss		(1,020,987)		(1,148,379)		(2,418,517)
Exchange (loss) gain - Net		238,339		81,420		(340,711)
Finance cost - Net	Ps.	(1,027,930)	Ps.	(1,538,509)	Ps.	(2,377,023)

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

b.
In the same way AAJ approved the committed investments of the MDP for USD$111.7 million for MBJA and USD$101.4 million for PACKAL, through the 2020-2024 period. In December 2020, the AAJ granted MBJA and PACKAL the capital investment deferral for 2020 so it can start in June 2021. During 2021, 2022 and 2023, MBJA made investments for USD$ 4.6 million, USD$5.5 million and USD$11.6 million, respectively, and PACKAL for USD$1.0 million during 2022 and USD$2.6 million in 2023.
c.
In March 2022, the Federal Civil Aviation Agency (FCAA) authorized 100% compliance with the MDP during 2021.
d.
In March 2023, the Federal Civil Aviation Agency (FCAA) authorized 100% compliance with the MDP during 2022.
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

On November 26, 2014, the Tijuana municipal authority issued a requirement for payment of property tax for the period from 2000 to 2014 in the amount of Ps.234,780, which was challenged again by the Company on December 19, 2014. A jurisdictional court granted the Company the suspension against acts of municipal authority establishing the amount of Ps.234,780 for a bond as collateral, which has been challenged by judgment of invalidity as the Company believes that in previous proceedings it is already guaranteed part of the amount set by the Court, on June 19, 2018 the bond was exhibited before the Municipal Authority of Tijuana, Baja California for the amount of Ps.122,926. In October 2020, the Court issued a judgment adverse to the interests of the Company, for which an appeal for review was filed, which was admitted by the Superior Court of Justice on January 14, 2021. On June 28, 2022, in a plenary session, the Court confirmed the inadmissibility of the claim made by the airport. The company is in the process of challenging the second instance ruling. On August 24, 2022, an amparo lawsuit was filed before the responsible authority against the resolution of reference, which to date of this trial, the still pending to be resolved. Likewise, the Municipal Authority of Tijuana made the payment requirements for the property tax for the years 2015, 2016 and 2017, in the first quarter of the year 2020, 2021 and 2022 respectively, which are being challenged to date before the competent courts and are pending resolution Likewise, during the month of March 2023, the Municipal Authority of reference made a new requirement now with respect to the 2018 fiscal year, which is pending to be challenged. By virtue of this new requirement made by the Municipal Authority last April 26, 2023, the nullity lawsuit was admitted with which the Company will seek to nullify, in a legal manner, the effects of this requirement made in the month of March 2023. The Company continues with its challenge process. During the first quarter of 2024 the Federal Court will issue a resolution in this regard.

b)
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

During 2020, the jurisdiction was issued for their transfer to the Guadalajara Court and they are in their initial testing stage, so as of the date of issuance of the consolidated financial statements, these procedures are still pending resolution, these proceedings are still pending resolution.

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

The following are the results, assets and liabilities by segments for the years ended December 31, 2021, 2022 and 2023:

December 31, 2021	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	3,296,419	Ps.	1,944,451	Ps.	1,336,177	Ps.	2,003,087	Ps.	1,004,076	Ps.	341,493	Ps.	570,402	Ps.	1,487,850	Ps.	11,983,954	Ps.	—	Ps.	—	Ps.	11,983,954
Non-aeronautical services		783,252		431,706		389,823		839,580		454,519		70,135		131,977		343,913		3,444,905		217,536		—		3,662,441
Improvements to concession assets		1,463,854		876,292		285,667		520,812		93,205		17,148		8,947		102,587		3,368,511		—		—		3,368,511
Total revenues		5,543,525		3,252,448		2,011,667		3,363,479		1,551,800		428,776		711,326		1,934,351		18,797,372		217,535		—		19,014,906
Total intersegment revenues		-		-		-		-		-		-		-		-		-		5,669,325		(5,669,325)		—
Income from operations		2,614,203		1,496,257		1,082,157		1,961,757		406,256		155,692		416,623		293,711		8,426,656		6,099,862		(5,669,325)		8,857,193
Interest income		85,209		45,691		32,470		53,578		6,232		11,269		15,054		62,551		312,056		1,729,291		(1,621,075)		420,271
Interest expense		(529,299)		(353,044)		(130,077)		(313,234)		(161,147)		(63,217)		(70,528)		(81,172)		(1,701,717)		(1,605,897)		1,621,075		(1,686,540)
Loss on financial investment held for coverage		-		-		-		-		-		-		-		-		-		51,656		—		51,656
Depreciation and amortization for the year		(390,393)		(255,470)		(176,563)		(261,466)		(86,642)		(74,653)		(476,300)		(218,049)		(1,939,536)		(111,002)		—		(2,050,539)
Share of gain of associate		-		-		-		-		-		-		-		-		-		1		—		1
Income before income taxes		2,228,136		1,199,952		1,017,326		1,754,654		487,332		111,711		377,149		297,886		7,474,146		6,024,442		(5,669,325)		7,829,263
Income taxes expense		(543,421)		(139,062)		(227,123)		(481,674)		49,911		247		(86,781)		(117,711)		(1,545,614)		(239,932)		—		(1,785,546)
Total assets		14,067,167		9,152,856		5,529,201		6,884,814		2,938,320		1,877,408		1,904,465		6,030,099		48,384,330		52,475,232		(45,536,476)		55,323,085
Total liabilities		9,342,510		5,975,158		3,198,249		5,465,234		2,494,668		1,067,543		1,187,783		1,964,209		30,695,355		29,082,250		(24,883,120)		34,894,485
Investments in associates		-		-		-		-		-		-		-		-		-		34		—		34
Net cash flows provided by operations activities		3,082,428		3,080,746		1,298,955		2,326,916		799,786		296,118		512,406		632,890		12,030,246		(840,512)		(94,289)		11,095,446
Net cash flow used in investing activities		(1,961,546)		(971,466)		(392,886)		(758,682)		(208,497)		(62,412)		(87,309)		(328,445)		(4,775,825)		(193,483)		—		(4,969,308)
Net cash flow used in financing activities		(2,571,291)		(1,512,134)		(894,687)		(1,572,262)		(329,444)		(212,676)		(652,150)		4,775		(7,739,869)		388,344		—		(7,351,525)
Additions to non-current as assets		8,549,694		5,363,861		2,676,621		3,828,149		5,751,567		1,073,645		987,253		3,290,029		31,520,818		1,084,094		—		32,604,913

December 31, 2022	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	4,562,120	Ps.	2,690,693	Ps.	2,278,063	Ps.	2,711,345	Ps.	1,689,682	Ps.	457,013	Ps.	760,779	Ps.	2,187,039	Ps.	17,336,734	Ps.	—	Ps.	—	Ps.	17,336,734
Non-aeronautical services		877,101		532,955		524,261		1,093,300		693,603		79,181		154,845		415,586		4,370,832		826,406		—		5,197,238
Improvements to concession assets		2,474,815		751,422		523,993		624,893		109,715		74,231		33,868		253,467		4,846,404		—		—		4,846,404
Total revenues		7,914,036		3,975,070		3,326,317		4,429,538		2,493,000		610,425		949,492		2,856,092		26,553,970		826,406		—		27,380,376
Total intersegment revenues		—		—		—		—		—		—		—		—		—		8,894,827		(8,894,827)		—
Income from operations		3,897,415		2,227,358		1,992,568		2,739,855		1,122,272		275,292		605,139		676,820		13,536,720		9,172,302		(8,894,827)		13,814,195
Interest income		133,432		118,479		79,159		68,588		31,943		23,532		25,661		103,587		584,383		2,500,313		(2,248,707)		835,989
Interest expense		(767,773)		(532,742)		(215,845)		(356,813)		25,841		(83,366)		(84,479)		(142,388)		(2,157,565)		(2,547,060)		2,248,707		(2,455,918)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		6,765		—		6,765
Depreciation and amortization for the year		(439,418)		(341,674)		(196,793)		(302,051)		(491,075)		(86,112)		(80,874)		(284,653)		(2,222,650)		(90,671)		—		(2,313,321)
Share of gain of associate		—		—		—		—		—		—		—		—		—		1		—		1
Income before income taxes		3,250,931		1,802,135		1,822,081		2,404,830		965,731		208,469		535,377		641,154		11,630,708		9,539,805		(8,894,827)		12,275,686
Income taxes expense		(880,041)		(239,072)		(465,912)		(666,377)		(250,796)		(22,788)		(128,532)		(96,269)		(2,749,790)		(340,425)		—		(3,090,212)
Total assets		16,826,327		9,563,874		7,153,346		6,783,782		2,302,148		1,959,100		1,845,541		6,345,646		52,779,764		51,005,573		(43,279,996)		60,505,341
Total liabilities		11,965,643		6,636,931		4,310,601		4,975,334		2,296,332		1,138,198		1,161,069		2,325,171		34,809,270		28,813,099		(22,945,082)		40,677,296
Investments in associates		—		—		—		—		—		—		—		—		—		118		—		118
Net cash flows provided by operations activities		3,525,596		2,519,921		1,414,508		1,968,907		1,397,299		336,156		503,619		1,256,571		12,922,577		140,039		(542,910)		12,519,706
Net cash flow used in investing activities		(3,677,863)		(1,416,545)		(1,579,955)		(780,692)		(204,113)		(128,091)		(138,418)		(642,938)		(8,568,615)		9,595,410		—		(8,482,383)
Net cash flow used in financing activities		(247,552)		(1,325,895)		228,761		(1,691,110)		(942,311)		(174,446)		(512,371)		(393,570)		(5,058,494)		(9,376,386)		—		(4,925,702)
Additions to non-current as assets		11,473,157		6,111,133		4,035,010		4,151,889		5,372,863		1,079,844		1,051,393		3,421,157		36,696,446		1,194,251		—		37,890,697

December 31, 2023	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	5,266,036	Ps.	2,915,378	Ps.	2,492,164	Ps.	2,932,155	Ps.	1,804,975	Ps.	525,222	Ps.	923,323	Ps.	2,408,142	Ps.	19,267,395	Ps.	—	Ps.	—	Ps.	19,267,395
Non-aeronautical services		1,041,913		622,543		561,976		1,169,048		800,061		98,269		182,829		437,237		4,913,873		1,251,556		—		6,165,429
Improvements to concession assets		4,271,867		450,925		1,715,824		376,172		206,137		37,558		185,069		547,769		7,791,320		—		—		7,791,320
Total revenues		10,579,816		3,988,846		4,769,964		4,477,375		2,811,173		661,049		1,291,221		3,393,145		31,972,588		1,251,556		—		33,224,144
Total intersegment revenues		—		—		—		—		—		—		—		—		—		8,369,155		(8,369,155)		—
Income from operations		4,619,800		2,294,571		2,137,339		2,851,985		895,296		337,981		761,752		786,858		14,685,583		8,822,285		(8,369,155)		15,138,713
Interest income		196,807		132,182		146,952		149,515		118,052		28,305		44,140		149,386		965,340		3,545,745		(3,108,120)		1,402,964
Interest expense		(1,227,357)		(557,143)		(468,036)		(417,251)		21,900		(90,792)		(118,086)		(189,167)		(3,045,932)		(3,501,465)		3,108,120		(3,439,276)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		—		—		—
Depreciation and amortization for the year		(459,556)		(421,742)		(230,168)		(326,769)		(467,968)		(99,270)		(87,899)		(332,729)		(2,426,100)		(119,602)		—		(2,545,702)
Share of gain of associate		—		—		—		—		—		—		—		—		—		1		—		1
Income before income taxes		3,500,714		1,847,204		1,682,813		2,408,417		814,105		242,928		652,492		697,638		11,846,310		9,284,535		(8,369,155)		12,761,690
Income taxes expense		(1,012,193)		(272,352)		(465,744)		(674,719)		(190,094)		(47,872)		(180,660)		(132,545)		(2,976,177)		(95,912)		—		(3,072,090)
Total assets		19,923,075		9,411,058		8,067,761		7,375,756		1,829,445		1,983,026		2,193,605		6,606,148		57,389,875		66,607,919		(56,552,935)		67,444,859
Total liabilities		1,185,166		504,424		714,059		754,806		2,579,087		285,351		403,847		1,287,445		7,714,185		39,892,672		(1,106,645)		46,500,212
Investments in associates		—		—		—		—		—		—		—		—		—		-		—		-
Net cash flows provided by operations activities		3,829,956		2,471,376		1,916,070		2,415,125		2,034,734		346,523		698,647		958,450		14,670,883		250,927		(986,955)		13,934,854
Net cash flow used in investing activities		(5,623,472)		(828,233)		(1,939,152)		(607,268)		(330,259)		(96,579)		(253,738)		(636,395)		(10,316,421)		5,772,710		(6,548,446)		(11,092,156)
Net cash flow used in financing activities		(132,785)		(2,081,188)		(784,133)		(1,543,711)		(1,109,162)		(221,136)		(275,360)		(475,945)		(6,623,420)		8,724,660		(6,891,002)		(4,789,761)
Additions to non-current as assets		16,440,266		6,444,268		5,728,023		4,432,137		4,451,408		1,068,774		1,227,213		3,978,379		43,770,469		2,150,649		—		45,921,118

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

- Geographic information – All subsidiaries of the Company operate in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Segment revenue has been based on the geographic location of the customers and non-current segment assets were based on the location of the assets. Montego Bay and Kingston airports corresponds to the Region of Jamaica with geographic revenue of Ps.1,696,338, Ps.2,201,495 and Ps.3,653,334 during the years ended December 31, 2021, 2022 and 2023 respectively and non-current assets of Ps.5,973,780, Ps.5,417,519 and Ps.4,964,249 as of December 31, 2021, 2022 and 2023 respectively. Geographic revenue from customers located in Mexico amounted to Ps.16,813,441, Ps.23,727,042 and Ps.29,179,397 for the years ended December 31, 2021, 2022 and 2023 and non-current assets physically located in Mexico totaled Ps.30,687,386, Ps.32,473,178 and Ps.41,265,702 as of December 31, 2021, 2022 and 2023 respectively.

- Major Customers – The Company has no dependence on a particular customer, as 52.5%, 52.8% and 48.3% of the total revenues for 2021, 2022 and 2023, respectively, corresponds to the passenger charges that are paid by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than 10% of the consolidated revenues.

- Major suppliers – The Company has no dependence on a specific supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

29.
Foreign currency transactions
a.
Transactions denominated in foreign currency for the years ended December 31, 2021, 2022 and 2023 were as follows:

	2021	2022	2023
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	156,021	233,910	283,180
Revenues for recovery expenses	854	1,232	1,441
Technical assistance fees	6,190	7,687	7,054
Other expenses (1)	80,007	116,663	168,687

(1)
Includes interest for the years ended December 31, 2021, 2022 and 2023 by USD$7.5 million, USD$8.8 million and USD$8.8 million, respectively.

b.
The exchange rates in effect on the dates of the consolidated financial statements and its issuance date were as follows:

	December 31,						Feb 26,
	2021		2022		2023		2024
Mexican pesos per one U.S. dollar (Note 3.o)	Ps.	20.5835	Ps.	19.3615	Ps.	16.8935	Ps.	17.1210

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

Transactions with AMP, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2021		2022		2023
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	526,220	Ps.	756,648	Ps.	851,320

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

The balance as of December 31, 2021, 2022 and 2023 was as follows::

	2021		2022		2023
AMP, entity with significant influence:
Accounts payable	Ps.	394,208	Ps.	621,722	Ps.	722,923

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

b.
Accounts receivable with other related parties that are in the consolidated statement of financial position as of December 31, 2021, 2022 and 2023, are integrated as follows:

	2021		2022		2023
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	—	Ps.	2	Ps.	24
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	6,473	Ps.	—	Ps.	—
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	808	Ps.	—	Ps.	—
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)		—		35		76
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	2,265

c.
Transactions with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
Commercial revenues:
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,387	Ps.	1,631	Ps.	1,681
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	7,669	Ps.	10,985	Ps.	8,645
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	25,128	Ps.	38,259	Ps.	40,325
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	—	Ps.	35	Ps.	19
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	5,486

	2021		2022		2023
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	8,711	Ps.	—	Ps.	14,620

d.
The total short term employee benefits paid to key management personnel or directors, for the years ended December 31, 2021, 2022 and 2023 were as follows:

	2021		2022		2023
Management - short term	Ps.	59,987	Ps.	70,699	Ps.	89,974
Independent directors (7)	Ps.	6,511	Ps.	7,856	Ps.	9,093

31.
Leases

The Company leases space for its corporate offices under renewed operating lease agreements for a term of three and five years, counted as of June 2021 and March 2022, and will end in September 2026. The monthly rent to pay was Ps.1,435. Base rent is subject to increases in accordance with the INPC and the CPI.

The expense in pesos for income amounted was Ps.12,641, Ps.17,057 and Ps.20,940, for December 31, 2021, 2022 and 2023, respectively.

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

– Leases as lessor

a)
The Company receives payments from the leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such non-cancelable in Mexico leases is as follows:

	2021		2022		2023
Less than one year	Ps.	1,320,582	Ps.	1,478,921	Ps.	2,122,505
One to two years		914,749		902,437		1,607,033
Two to three years		594,693		526,668		1,041,070
Three to four years		368,601		138,238		724,253
Four to five years		58,594		57,803		190,564
More than five years		53,271		56,108		144,767
	Ps.	3,310,490	Ps.	3,160,175	Ps.	5,830,192

b)
Future minimum rental payments under non-cancelable leases in MBJA and PACKAL are as shown in the following table (in thousands of USD Dollars):

	2021		2022		2023
Less than one year	USD$	9,979	USD$	11,451	USD$	14,432
One to two years		8,029		10,129		13,974
Two to three years		7,394		9,341		12,835
Three to four years		7,253		9,044		4,302
Four to five years		6,514		6,021		157
More than five years		990		6,248		-
	USD$	40,159	USD$	52,234	USD$	45,700

During the years ended December 31, 2021, 2022 and 2023, the Company recognized income from leasing activities of Ps.2,804,718, Ps.3,857,886 and Ps.4,542,719, respectively, as part of the unregulated revenues in the consolidated statements of profit or loss and other comprehensive income.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2021, 2022 and 2023 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 20.
32.
New accounting standards not yet in effect

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Standard	Effective as of
IFRS 17– Insurance Contracts 1	January 1, 2023
Amendments IAS 1	January 1, 2023
Amendments IAS 1 and IFRS 2	January 1, 2023
Amendments IAS 8	January 1, 2023
Amendments IAS 12	January 1, 2023

Classification of current or non-current liabilities and current liabilities with covenants (amendments to IAS 1)

The amendments issued in 2020 and 2022 are intended to clarify the requirements for determining whether a liability is current or non-current and require new disclosures for non-current liabilities that are subject to future obligations. The amendments apply to annual periods beginning on or after January 1, 2024.

As shown in Notes 16 the Company has secured bank loans and promissory notes that are subject to specific covenants. While the liabilities are classified as non-current as of December 31, 2023, a future default on the related obligations may require the Company to repay the liabilities from the maturity dates set forth in the contracts.

The Company is in the process of evaluating the impacts on the modifications to the classifications of these liabilities and related disclosures.

Vendor financing arrangements (amendments to IAS 7 and IFRS 7)

The amendments introduce new disclosures related to vendor financing arrangements that assist users of financial statements in assessing the effects of these arrangements on an entity's liabilities and cash flows and on the entity's exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024.

The Company´s management anticipate that the application of these amendments will not have a material impact on the Company consolidated financial statements in future periods should such transactions arise.

Other accounting standards (amendments to IFRS 16 and IAS 21)

The following new accounting standards and amendments to existing accounting standards are not expected to have a significant impact on the Company's consolidated financial statements.

•
Lease liability on a sale and leaseback (amendments to IFRS 16)
•
Amendments to IAS 21 (lack of ability to exchange currencies)
33.
Subsequent events

On March 20, 2024, we issued 30.0 million in long-term unsecured debt securities for Ps.3.0 billion. The issuance was made in two tranches: i) Ps.1,384.8 million under the ticker symbol “GAP 24-L” with a variable interest rate of TIIE-28 plus 25 basis points, with principal due at maturity on March 17, 2027, and ii) Ps.1,615.2 million under the ticker symbol “GAP 24-2L” with interest due every 182 days at a fixed annual rate of 9.94%, with the principal due at maturity on March 12, 2031. The proceeds of this issuance were allocated to the payment of the bond certificates under the ticker symbol “GAP 19” issued on March 27, 2019, and maturing on March 22, 2024, for Ps.3.0 billion.

The accompanying consolidated financial statements were authorized for issuance in the Company’s annual report on Form 20-F, by the Chief Executive Officer and the Chief Financial Officer of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. on April 29, 2024, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission.

On April 25, 2024, in the Annual Shareholders’ Meeting, the shareholders approved the proposal of cancellation of the remaining of the repurchase fund reserve, approved in the Ordinary General Shareholders’ Meeting held on April 13, 2023 for an amount of Ps.2.5 billion, as well as, approval a maximum amount of resources allocated for the repurchase of the Company’s own shares of Ps.2.5 billion during the 12 months after April 25, 2024, in accordance with Article 56 of the Mexican Securities Market Law.

At the Extraordinary Shareholders’ Meeting held on April 25, 2024, the shareholders approved a capital reduction of Ps.13.86 per outstanding share, which will be made within the following 12 months after its approval.

* * * * * *