Form 20-F
period 2024-12-31
Pacific Airport Group
filed 2025-04-24
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements. We may, from time to time, make forward-looking statements in our reports to the Securities and Exchange Commission, or the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in press releases and other written materials and oral statements made by our officers, directors or employees to financial analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•
projections of revenues, income from operations, net profit (loss), net profit (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;
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

Forward-looking statements involve inherent risks and uncertainties. We caution you that several important factors could materially cause results to differ from the projections, plans, objectives, expectations, estimates, and intentions expressed in forward-looking statements. These factors, some of which are discussed below under “Risk Factors,” include material changes in the performance or terms of our concessions, developments in legal proceedings, economic and political conditions and government policies in Mexico, Jamaica, or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand, and competition. We caution you that the abovementioned list of factors is not exclusive and that eventualities related to other risks and uncertainties may cause results to differ materially from those expressed in forward-looking statements. Additionally, we have approximated certain numbers in this annual report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL AND OTHER DATA

The tables below present selected financial information and data for each indicated period. This information should be read alongside our audited consolidated financial statements, which are referenced in Item 18 of this document, including the notes to them. Our audited consolidated financial statements are prepared following International Financial Reporting Standards Accounting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

This annual report on Form 20-F refers to “U.S. dollars” or “U.S.$” as the lawful currency of the United States of America. References to “pesos,” “Mexican pesos,” or “Ps.” indicate Mexico’s lawful currency. “Jamaican dollars” or “J$” refers to Jamaica’s lawful currency. We present our audited consolidated financial statements in Mexican pesos.

This annual report on Form 20-F includes translations of certain peso amounts into U.S. dollars at specified rates for the convenience of readers. These translations are intended solely for convenience and should not be interpreted as representations that the peso amounts reflect equivalent U.S. dollar values or that they could be converted into U.S. dollars at the indicated rate. Unless stated otherwise, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.20.8557 to U.S.$1.00, the noon buying rate for pesos on December 31, 2024, as published by the U.S. Federal Reserve Board. On April 16, 2025, the exchange rate published by the U.S. Federal Reserve Board was Ps. 19.9648 to U.S.$1.00.

This annual report on Form 20-F contains references to “workload units,” which are measures of an airport’s passenger traffic and cargo volume. A workload unit is defined as one terminal passenger or 100 kilograms (220 pounds) of cargo. When we mention “terminal passengers,” we refer to the total number of passengers arriving and departing from commercial and general aviation flights, excluding transit passengers. “Transit passengers” do not need to change aircraft on a multiple-stop itinerary and do not disembark to enter the terminal building. When we allude to “total passengers,” we mean the sum of terminal and transit passengers. The term “commercial aviation passengers” encompasses terminal and transit passengers but excludes general aviation passengers, such as those traveling on private, non-commercial aircraft. Additionally, this annual report references “air traffic movements,” which account for all aircraft arrivals and departures at an airport.

When reviewing this annual report, it is important to consider that certain margin and ratio calculations using “total revenues” or “total operating costs” will reflect the effects of the International Financial Reporting Interpretation Committee 12 Service Concession Arrangements (“IFRIC 12”). This standard outlines the accounting treatment required for service concession contracts related to services deemed to be public in nature. We recognize revenues and the associated costs for improvements to concession assets that we are obligated to complete at the airports. These improvements are dictated by our Master Development Programs for our Mexican airports and our Capital Development Programs for our Jamaican airports. The revenues from these services equal the costs incurred, as we do not earn any profit margin on these construction services. The amounts paid for these projects are set at market value. As a result, revenues from improvements to concession assets do not impact our cash inflows. Additionally, they are not directly linked to passenger traffic, the main driver of our revenues.

Consequently, changes in total revenues, total operating costs, operating margin, total revenues per terminal passenger, and other financial ratios included in this annual report may not be directly comparable between periods. In such instances, we have included a parenthetical notation with comparable amounts or measures. Notably, nominal results used in calculating certain margins, such as income from operations, are not impacted by the adoption of IFRIC 12 and remain comparable. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

		As of and for the year ended December 31,
	2020		2021		2022		2023		2024		2024
		(thousands of pesos, except per share and per ADS data)									(thousands of U.S. dollars; except per share and per ADS data) (1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services (2)	Ps.	7,225,742	Ps.	11,983,954	Ps.	17,336,734	Ps.	19,267,395	Ps.	19,110,067	U.S.$	914,983
Non-aeronautical services (3)		2,448,053		3,662,441		5,197,238		6,165,429		7,671,766		367,321
Improvements to concession assets (4)		2,192,578		3,368,511		4,846,404		7,791,320		6,832,541		327,140
Total revenues		11,866,373		19,014,906		27,380,376		33,224,144		33,614,374		1,609,444
Operating costs:
Employee cost (5)		970,481		1,115,750		1,373,264		1,724,461		2,125,958		101,790
Maintenance (5)		426,523		546,548		730,568		728,618		848,575		40,629
Safety, security and insurance (5)		458,316		510,440		577,122		691,155		831,411		39,808
Utilities (5)		355,562		391,836		474,032		485,265		542,482		25,974
Expected credit loss of the year (5)		86,596		15,487		41,444		29,395		24,768		1,186
Other operation expenses (5)		371,229		409,570		584,624		721,175		890,047		42,615
Technical assistance fees (6)		289,154		526,220		756,648		851,320		845,234		40,470
Concession taxes (7)		908,310		1,231,044		1,895,182		2,532,896		2,666,751		127,683
Depreciation and amortization:
Depreciation (8)		495,292		546,128		728,860		851,577		1,214,148		58,133
Amortization (9)		1,505,069		1,504,411		1,584,461		1,694,125		1,846,891		88,428
Total depreciation and amortization		2,000,361		2,050,539		2,313,321		2,545,702		3,061,039		146,561
Other income - net		(12,726)		(8,232)		(26,428)		(15,876)		(105,076)		(5,031)
Cost of improvements to concession assets (4)		2,192,578		3,368,511		4,846,404		7,791,320		6,832,541		327,140
Total operating costs		8,046,384		10,157,713		13,566,181		18,085,431		18,563,730		888,825
Income from operations		3,819,989		8,857,193		13,814,195		15,138,713		15,050,644		720,620
Finance cost - net		(1,434,222)		(1,027,930)		(1,538,509)		(2,377,023)		(2,934,903)		(140,522)
Share of profit (loss) of associates		3		-		-
Income before income taxes		2,385,770		7,829,263		12,275,686		12,761,690		12,115,741		580,097
Income tax expense		467,067		1,785,546		3,090,212		3,072,090		3,240,302		155,145
Net profit for the year		1,918,703		6,043,717		9,185,474		9,689,600		8,875,439		424,953
Other comprehensive income
Exchange differences on translating foreign operations		580,308		30,810		(488,316)		(893,709)		1,132,599		54,228
Remeasurements of employee benefit – net of income taxes		(16,658)		15,263		8,802		(15,932)		10,201		488
Cash flow hedges, effective portion of changes in fair value, net of income tax		(299,013)		500,765		100,966		(69,905)		(65,303)		(3,127)
Total comprehensive income for the year		2,183,340		6,590,555		8,806,926		8,710,054		9,952,936		476,543
Profit for the year attributable to:
Controlling interest		1,968,856		5,997,492		9,013,147		9,542,912		8,612,157		412,347
Non-controlling interest		(50,153)		46,225		172,327		146,688		263,282		12,606
Profit for the year		1,918,703		6,043,717		9,185,474		9,689,600		8,875,439		424,953
Total comprehensive income for the year
Controlling interest		2,164,639		6,510,307		8,664,216		8,641,234		9,567,162		458,072
Non-controlling interest		18,701		80,248		142,710		68,820		385,774		18,471
Total comprehensive income for the year		2,183,340		6,590,555		8,806,926		8,710,054		9,952,936		476,543
Basic and diluted earnings per share (10)	Ps.	3.7461	Ps.	11.5476	Ps.	17.7294	Ps.	18.8864	Ps.	17.0444	U.S.$	0.8160
Dividends per share (11)	Ps.	0	Ps.	0.0000	Ps.	14.4000	Ps.	14.8400	Ps.	0.0000	U.S.$	0.0000
Basic and diluted earnings per ADS (10)	Ps.	37.461	Ps.	115.4760	Ps.	177.2940	Ps.	188.8648	Ps.	170.4441	U.S.$	8.1608
Dividends per ADS (11)	Ps.	0.0000	Ps.	0.0000	Ps.	144.0000	Ps.	148.4000	Ps.	0.0000	U.S.$	0.0000
Other operating data:
Total terminal passengers (thousands of passengers) (12)		27,328		43,027		56,481		63,464		62,156		62,156
Total air traffic movements (thousands of movements)		399		531		610		623		601		601
Total revenues per terminal passenger (13)	Ps.	434	Ps.	442	Ps.	485	Ps.	524	Ps.	541	U.S.$	25.89
Aeronautical and non-aeronautical services per terminal passenger	Ps.	354	Ps.	364	Ps.	399	Ps.	401	Ps.	431	U.S.$	20.63
Statement of financial position data:
Cash and cash equivalents	Ps.	14,444,549	Ps.	13,332,877	Ps.	12,371,464	Ps.	10,055,211	Ps.	13,466,027	U.S.$	644,749
Total current assets		16,846,109		16,397,575		15,511,780		13,709,402		17,457,511		835,860
Airport concessions, net		10,649,220		10,328,521		9,668,698		8,778,988		9,622,181		460,707
Rights to use airport facilities, net		816,898		1,208,406		1,135,009		1,461,098		3,860,097		184,820
Total assets		51,361,173		55,323,085		60,505,341		67,444,859		81,653,073		3,909,520
Current liabilities		5,262,675		9,362,958		6,919,970		12,085,579		20,485,088		979,143
Total liabilities		28,508,390		34,894,485		40,677,296		46,500,212		57,031,334		2,730,640
Total equity attributable to controlling interest		21,792,811		19,288,380		18,638,866		19,781,783		22,345,799		1,069,909
Common stock		6,185,082		170,381		8,197,536		8,197,536		1,194,390		57,187
Non-controlling interest		1,059,972		1,140,220		1,189,179		1,162,864		2,275,940		108,971
Statement of cash flows data:												-
Net cash flows provided by operating activities	Ps.	3,566,567	Ps.	11,095,446	Ps.	12,519,706	Ps.	13,934,854	Ps.	16,674,340	U.S.$	798,362
Net cash flows used in investing activities		(3,217,691)		(4,969,308)		(8,482,383)		(11,092,156)		(8,784,984)		(420,622)
Net cash flows (used in) provided by financing activities		6,288,427		(7,351,525)		(4,925,702)		(4,789,761)		(5,020,054)		(240,358)
Effects of exchange rate changes on cash held:		307,053		113,715		(73,034)		(369,190)		541,514		25,927
Increase (decrease) in cash and cash equivalents		6,944,356		(1,111,672)		(961,413)		(2,316,253)		3,410,816		163,309

(1)
The amounts are translated into U.S. dollars at a rate of Ps.20.8557 per U.S.$1.00, based on the noon buying rate published by the U.S. Federal Reserve Board on December 31, 2024. Please note that the U.S. dollar information should not imply that the peso amounts can be converted into U.S. dollars at this rate or any other rate. Per-share amounts are expressed in U.S. dollars (not in thousands). Operating data are provided in the units indicated.
(2)
Revenues from aeronautical services primarily consist of several fees, including a fee for each departing passenger, aircraft landing fees, aircraft parking fees, charges for transporting passengers from the aircraft to the terminal building, security charges for each departing passenger, and various other regulated revenue sources. For details on our regulatory framework and maximum rates, please refer to “Item 4, Information on the Company – Regulatory Framework.” Additionally, for specific exclusions related to these fees in Mexico and Jamaica, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges.”
(3)
Revenues from non-aeronautical services include revenues that are not regulated under our maximum rates. These revenues primarily come from leasing commercial space to tenants, advertisers, certain ground transportation providers, and other miscellaneous sources. Additionally, we generate revenue from business lines that we operate directly, which include car parking charges, advertising, VIP lounges, and convenience stores. Currently, car parking services are regulated under the Mexican Airport Law but are excluded from the regulated services covered by our maximum rates. However, the Ministry of Infrastructure, Communication and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes), or “SICT,” has the authority to decide whether to regulate these rates in the future.
(4)
Revenues from improvements to concession assets refer to revenues generated from improvements made to the concession assets, as well as the associated costs from capital expenditures agreed upon with the Mexican government under our Master Development Programs for each fiscal year, and with the Jamaican government concerning our Capital Development Programs. It is important to note that these amounts did not result in actual cash inflows or impact our consolidated net profit since the revenues earned were equal to the costs incurred. For more information, see “Item 4, Information on the Company – Business Overview.”
(5)
The cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowances for expected credit losses, and other operating expenses.
(6)
We pay a technical assistance fee to Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V., referred to as “AMP,” under the technical assistance agreement related to AMP’s purchase of our Series BB shares. This fee is described in Item 7 of this document.
(7)
Each of our subsidiary concession holders in Mexico must pay a concession tax to the Mexican government per the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets as specified in their concessions. Currently, the concession tax is set at 9.0% of each concession holder’s gross annual revenues, excluding revenues from improvements to concession assets and the recovery of costs. This tax rate was 5.0% for 2020, 2021, 2022, and 2023. The gross annual revenue from the concession tax at Montego Bay Airport (excluding revenues from improvements to concession assets and the recovery of costs) was as follows: 20.6% for 2020, 12.0% for 2021, 12.7% for 2022, 27.9% for 2023, and 31.1% for 2024. Due to the amendments to the Concession Agreements with the Airports Authority of Jamaica, or “AAJ,” signed on July 26, 2024, which were made in response to the impacts experienced by the Concessionaires during the COVID-19 pandemic, the concession tax at Kingston airport decreased to 53.22% starting in July 2024 retroactively applicable to the period until September 2023. This marks a reduction from the previous rate of 62.01% of gross annual aeronautical and commercial revenues. For further information, see “Item 5, Operating and Financial Review and prospects – Mexican Concession Tax and Jamaican Concession Taxes.”
(8)
This reflects the depreciation of machinery, equipment, and improvements made to leased buildings.
(9)
Reflects the amortization of concessions, improvements to concession assets, and rights to use airport facilities, as well as recovered long-term leases and parking lots.
(10)
Based on a weighted average of 525,575,547, 519,372,684, 508,371,309, 505,277,464, and 505,277,464 common shares outstanding (excluding treasury shares) for the years ended December 31, 2020, 2021, 2022, 2023, and 2024, due to our stock repurchase program. Earnings per ADS are based on the ratio of 10 Series B shares per ADS.
(11)
The dollar amounts per share were as follows: U.S.$0.0000 in 2020, U.S.$ 0.0000 in 2021, U.S.$0.7386 in 2022, U.S.$0.8781 in 2023, and U.S.$0.6646 in 2024, ADS were U.S.$0.0000 in 2020, U.S.$0.0000 in 2021, U.S.$9.0939 in 2022, U.S.$7.3858 in 2023, and U.S.$6.6457 in 2024. All per-share dollar amounts are expressed in U.S. dollars (not thousands of U.S. dollars).
(12)
This includes all arriving and departing passengers and transfer passengers (those who arrive at our airports on one aircraft and depart on a different aircraft). Excludes transit passengers (passengers who arrive at our airports but generally depart without changing aircraft).
(13)
Total revenues for the period divided by terminal passengers, expressed in pesos (not thousands of pesos).

RISK FACTORS

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Operations

•
Our revenues depend highly on passenger and cargo traffic volumes and air traffic levels, which largely depend on factors beyond our control.
•
Our business could be adversely affected by global political developments, particularly with regard to United States policies toward Mexico.
•
An economic slowdown and market volatility from tariffs could adversely affect our business and financial performance.
•
A global economic and financial crisis may affect our business.
•
Competition from other tourist destinations could adversely affect our business.
•
Negative economic developments in Mexico could reduce domestic passenger traffic at our airports, adversely affecting our business and results of operations.
•
Our business is particularly sensitive to economic conditions and other developments in the United States.
•
The imposition of new tariffs on imports from Mexico to the U.S. could adversely affect our cargo business in the future.
•
Levels of passenger and cargo traffic volumes and air traffic at our airports are highly sensitive to the impact on airlines of international petroleum prices and access to credit.
•
Our business is highly dependent upon revenues from five airports and could be adversely impacted by any condition affecting those airports.
•
International events, including acts of terrorism, wars, and global epidemics, could have a negative impact on international air travel.
•
Cyberattacks or other interruptions of our security or information network could adversely affect the operations of our airports and our financial results.
•
If we fail to maintain effective internal controls, any material weakness could adversely affect our ability to report our results of operations accurately and could cause a loss of investor confidence and may adversely impact our stock price.
•
Security enhancements and requirements may require additional investments or result in additional expenses.
•
Our revenues and profitability may be adversely affected if we fail our business strategy.
•
Our acquisitions may not achieve anticipated benefits and may increase our liabilities, disrupt our existing business, and harm our results of operations.
•
Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.
•
Changes to reference rates could have an adverse effect on our business, results of operations, and financial condition
•
Covenants in our debt may limit our discretion with respect to certain business matters.
•
If a change in relations with our labor force should occur, such a change could have an adverse impact on the results of our operations.
•
The loss of, or suspension of operations by, one or more of our key customers could result in the loss of a significant amount of our revenues.
•
The main domestic airlines operating at our Mexican and Jamaican airports have, in the past, refused to pay certain increases in our specific tariffs for aeronautical services and could refuse to pay additional increases in the future.
•
The airlines at our airports may refuse to continue collecting passenger charges on our behalf, or we may decide to collect passenger charges ourselves, which would result in increased costs for us.

•
The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.
•
Legal claims and other actions by the former holders of land comprising certain of our Mexican airports may disrupt the operations and security of these airports.
•
We may be liable for property tax claims asserted against us by certain Mexican municipalities.
•
The inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements, or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.
•
Events such as pandemics, epidemics, other catastrophes, extreme weather conditions, and natural or health-related disasters could negatively impact the Company’s operations and financial results.
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
•
The regulations under which the maximum rates applicable to our aeronautical revenues in Mexico and to the maximum regulated charges that we may collect at our Jamaican airports are established do not guarantee that we or any of our airports will be profitable.
•
Our business is dependent on international regulations affecting airlines.
•
Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.
•
We could be subject to sanctions if we exceed the maximum rate at any Mexican airport at the end of any year.
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
•
Changes to Mexican tax laws, regulations, and decrees applicable to us could have a material adverse impact on our results of operations.
•
Changes to Mexican labor laws and regulations applicable to us could have an adverse effect on the results of our operations.
•
If we fail to fulfill the requirements of our Master Development Programs or our Capital Development Programs, our airports could suffer specific negative consequences, including termination of their respective concessions.
•
Our operating results could be adversely affected if the airlines fail to collect sufficient Airport Improvement Fees for MBJA or if MBJA does not receive approval for the use of these funds to offset costs associated with capital investments at Montego Bay airport.
•
Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders concerning our environmental, social, and governance practices may impose additional costs on us or expose us to new or additional risks

Risks Related to Our Strategic Shareholder

•
AMP, our strategic shareholder, has a significant influence over our operations, and AMP’s interests may differ from those of other shareholders.
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

Risks Related to Mexico

•
Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments and security concerns in Mexico could adversely affect our business and results of operations.
•
Political developments and constitutional reforms in Mexico could have an adverse effect on our business, results of operations, or financial condition.
•
Fluctuations in the value of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.
•
The Mexican government exercises significant influence over the economy, and we face the risk of change in law.
•
Our business could be adversely affected by other claims by certain Mexican municipalities.
•
The security situation in Mexico could adversely affect the Company’s business, operating results, and financial condition.
•
Adverse domestic events could negatively impact our business and the results of our operations.
•
Minority shareholders may be less able to enforce their rights against us, our directors, or our strategic shareholders in Mexico.
•
We are subject to different corporate disclosure and accounting standards than U.S. companies.

Risks Related to Jamaica

•
Adverse economic conditions in Jamaica may adversely affect our financial condition or the results of our operations.
•
Political conditions in Jamaica could materially and adversely affect Jamaican economic policy or business conditions and, in turn, our operations in Jamaica.
•
Our business in Jamaica is subject to substantial governmental regulation.
•
High incidences of crime in Jamaica and violence related to drug trafficking could adversely affect our business.
•
Government tax legislation in Jamaica may have an adverse effect on our financial condition and the results of our operations.

Risks Related to Our Structure, Shares, and the Securities Market

•
Our ability to pay dividends and meet our debt obligations depends on our subsidiaries paying us dividends and transferring other income.
•
Priority in the case of bankruptcy.
•
The Company’s bylaws can discourage acquisitions and depress the market for our shares.
•
As a result of the volatility of the Mexican stock market, the market price of shares may experience extreme fluctuations in price and trading volume.

Risks Related to Our Operations

Our revenues depend highly on passenger and cargo traffic volumes and air traffic levels, which largely depend on factors beyond our control.

Our revenues are closely tied to passenger and cargo traffic, as well as the number of air traffic movements at our airports. These factors directly influence our revenues from aeronautical services and indirectly affect our revenues from non-aeronautical services. The primary source of our aeronautical service revenues comes from passenger charges, which are applicable for each passenger departing from the airport terminals we operate, with some specific exclusions in each of Mexico and Jamaica, described below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Aeronautical Services – Passenger Charges”). These charges are collected by the airlines and paid to us. In 2022, 2023, and 2024, passenger charges represented 52.8%, 48.3%, and 46.6% of our total revenues, respectively. In those same years, passenger charges represented 64.9%, 63.2%, and 58.5% of our aeronautical and non-aeronautical revenues.

The volumes of passenger and cargo traffic and air traffic movements depend on various factors beyond our control. These include the economic conditions in Mexico, Jamaica, the United States, Canada, and Europe, the political situation in these regions and elsewhere, public health crises, the attractiveness of the destinations served by our airports relative to competing airports, fluctuations in petroleum prices, disruptions in global debt markets, and changes in regulatory policies affecting the aviation industry. Any decrease in air traffic to or from our airports due to these factors could negatively impact our business, results of operations, prospects, and financial condition.

Our business could be adversely affected by global political developments, particularly with regard to United States policies toward Mexico.

In 2024, the United States held presidential and congressional elections, which resulted in the change of the U.S. Administration and the Congress reconfiguration. Significant changes or developments in laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development, and investment in the territories and countries where we or our customers operate (such as Mexico), can materially adversely affect our business, financial condition, liquidity and results of operations. The new U.S. Administration has indicated that it intends to impose additional tariffs on Mexico, Canada, and China, which could result in a trade war. Such policies may affect bilateral relations between the United States and Mexico as well as multilateral relations globally. This may lead to supply chain constraints and additional inflation, further increasing our operational costs, and could generally influence the Mexican economy and those of other countries in which we or our customers operate. There can be no assurance as to whether and to what extent new tariffs (or other new laws or regulations) will be adopted or the effect that any such measures or any others adopted by the new U.S. Administration and other governments will have on our operations.

In addition, the immigration policies adopted by the new U.S. Administration could include stricter border controls, expedited deportations, and additional restrictions on international transit. These measures could create uncertain economic conditions in Mexico, affecting leisure, visiting friends and relatives, and business travel, to and from the country. Besides, any changes in border transit regulations could affect the Tijuana International Airport, which is directly connected to the United States through the Cross-Border Express (CBX), an international bridge that allows passengers to cross directly into the U.S.; any changes in U.S. laws and policies that affect the operation of CBX could negatively impact passenger traffic at Tijuana Airport, potentially affecting GAP’s business and operating results.

Any air travel ban or increased travel restrictions from Mexico to the United States could have a material adverse effect on our passenger traffic results. We cannot predict the impact of these measures on trade between the U.S. and Mexico or whether foreign direct investment from the United States to Mexico will decrease. In addition, new immigration legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on passenger traffic results at our Mexican airports.

Changes in economic, political, and regulatory conditions in the United States or the United States laws and policies governing foreign trade and foreign relations could create uncertainty in the international markets. They could hurt the Mexican economy and public finances. This correlation is due, in part, to the high level of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement, or NAFTA (further replaced by the United States - Mexico – Canada Agreement, or USMCA), and increased economic activity between the two countries. The United States is Mexico’s primary trading partner and receives over 80 percent of Mexico’s total exports. Weakened trading ties between Mexico and the United States could hurt industrial growth in the Mexican economy.

If the USMCA is terminated or otherwise modified, such termination or modification could materially impact Mexico’s aviation sector. The imposition of tariffs on imported goods, any changes in policies, including policies relating to restrictions in investments in the oil and electricity sectors in Mexico, or other related events affecting U.S. trade policy concerning Mexico, could have a negative impact on the Mexican economy and foreign direct investment in Mexico. While it is difficult to predict their scope and effect, such changes could have a material adverse impact on our business, financial condition, results of operations, cash flows, prospects, and/or the market price of our ADSs.

We cannot assure you that events in other emerging market countries, in the United States or elsewhere, will not materially and adversely affect our business, financial condition, or results of operations. The foregoing factors and further policy changes would also have an impact on Mexico’s gross domestic product (“GDP”) growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rates, inflation, and the Mexican economy generally, which, in turn, may impact the level of passenger traffic in our airports adversely affects our financial condition or results of operations.

On January 20, 2025, the new U.S. Administration issued an Executive Order calling for the U.S. Department of State to designate certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”), following which, on February 20, 2025, the U.S. government designated six of such entities in Mexico as FTOs. These designations expand the tools available to the U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increase the risk of potential criminal and civil liability against such entities or individuals. The potential direct and indirect effects on U.S. and Mexican businesses are uncertain.

An economic slowdown and market volatility from tariffs could adversely affect our business and financial performance.

Recent U.S. trade policies, including the imposition of a 10% tariff on all imports effective April 5, 2025, and additional tariffs on countries such as China, have significantly disrupted global supply chains and international capital markets, with benchmark indexes declining worldwide and experiencing high levels of volatility. This environment of heightened trade tensions and market instability, including any national or international economic slowdown resulting therefrom, may lead to fluctuations in our stock price, revenue streams, credit quality and reduced profitability and investor confidence, which may in turn adversely affect our financial condition. We cannot provide any assurances that changes in U.S. or global trade policies will not have an adverse effect on our business and financial performance.

A global economic and financial crisis may affect our business.

A global economic and financial crisis may impact our business. Such a crisis can lead to a lack of liquidity and increased volatility in international credit and financial markets. This situation may result in higher rates of commercial and consumer delinquencies, decreased consumer confidence, lower market valuations, elevated financial risk premiums, and a widespread decline in business activity. Additionally, these circumstances could restrict credit availability and increase financial costs for companies worldwide, including those in Mexico, Jamaica, and the United States. A recession of this nature could significantly hinder our ability to access credit to finance our investment plans or refinance future debt maturities, harming our business.

Competition from other tourist destinations could adversely affect our business.

One of the most critical factors affecting our operations and business results is the number of passengers using our airports. This number can fluctuate due to factors beyond our control, such as tourism levels in Mexico and Jamaica, particularly at our international airports in Los Cabos, Puerto Vallarta, and Montego Bay. Passenger traffic may also be negatively impacted by the attractiveness, affordability, and accessibility of competing tourist destinations in Mexico, including Acapulco and Cancun, as well as other locations like Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, and various Caribbean islands or destinations in Central America. Additionally, travelers’ perceptions of safety, political stability, and social conditions in Mexico and Jamaica influence the appeal of our destinations. As a result, there is no guarantee that tourism levels and the number of passengers using our airports will remain stable or exceed current levels. A decline in tourism to the destinations served by our airports could, directly and indirectly, affect our aeronautical and non-aeronautical service revenues.

Negative economic developments in Mexico could reduce domestic passenger traffic at our airports, adversely affecting our business and operations results.

A significant portion of our revenues comes from international tourism; however, domestic passengers have accounted for two-thirds of the passenger traffic volume at our Mexican airports over the past three years. In addition to managing the airport concessions in Kingston and Montego Bay, Jamaica, and operating Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) in Spain, all our assets and operations are based in Mexico. Since our revenues primarily depend on passenger traffic at our airports, any decline in domestic traffic could negatively impact our business, prospects, financial condition, and operational results. Factors such as rising inflation, increasing interest rates, or any adverse effects on the Mexican economy could materially harm our financial health and results of operations. This is primarily because domestic demand for transportation services may decrease under these conditions.

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is sensitive to trends related to leisure travel, consumer spending, and international tourism in the United States. In 2022, 2023, and 2024, the percentage of international terminal passengers at our Mexican airports arriving or departing on flights to or from the United States was 91.9%, 88.9%, and 89.6%, respectively. For our Jamaican airports, these figures were 72.6%, 72.5%, and 70.3% during the same years.

As a result, our business is highly dependent on the health of the U.S. economy. Any events affecting the U.S. economy can negatively impact our business, operations, and financial condition. According to the U.S. Bureau of Economic Analysis, the U.S. gross domestic product (“GDP”) grew by 2.1% in 2022, 2.5% in 2023, and 2.8% in 2024.

Decisions made by the U.S. Administration, along with changes in the economic, political, or social conditions in the United States, can influence the Mexican economy. This can lead to decreased remittances, reduced commercial activity between the two countries, and a slowdown in direct foreign investment in Mexico. These factors can, in turn, affect our business and operational results. The new U.S. administration may introduce regulatory, economic, and policy changes that could significantly impact our airports. Changes in U.S. foreign policy, border security measures, and trade agreements resulting from the elections could influence cross-border travel and airline operations, ultimately influencing airport traffic and revenues in Mexico.

Additionally, other trends and developments in the United States could negatively impact the frequency and patterns of our international passenger traffic. For instance, any situations that make travel to and from the United States less appealing, such as tax reforms or changes in economic policies that create tensions between the Mexican and U.S. governments, might hinder passenger traffic at our airports, harming our business and our results of operations.

The imposition of new tariffs on imports from Mexico to the U.S. could adversely affect our cargo business in the future.

In 2024, we acquired the majority stake in the company GWTC group, which specializes in handling storage and custody services for international trade merchandise in facilities qualified as bonded warehouse facilities at the Guadalajara Airport. In this regard, the recent development of executive orders from the U.S. Government about the imposition of new tariffs on imports from México could harm on significant manner this business, besides the potential reaction to imports from other countries or exports to the U.S. from México in case Mexican authorities make decisions to compensate tariff effects, cargo volume could decrease affecting our financial condition or results of operation.

Levels of passenger and cargo traffic volumes and air traffic at our airports are highly sensitive to the impact on airlines of international petroleum prices and access to credit.

Our revenues are closely tied to the volume of passenger and cargo traffic and the number of air traffic movements at our airports. The operating levels of airlines primarily influence these factors. Airlines face various costs that can be affected by fluctuations in petroleum prices, supply expenses, and their ability to access credit for financing operations. Additionally, aircraft lease agreements are significant expenses for airlines operating at our airports and may be subject to increases. These factors can lead to higher ticket prices and reduced flight frequencies, negatively impacting passenger and cargo traffic volumes.

Fuel prices are highly volatile and can fluctuate due to various factors, including changes in petroleum output, market dynamics, international conflicts, and terrorist attacks. For instance, European Brent crude oil spot prices increased from U.S.$51.22 per barrel on December 31, 2020, to U.S.$74.58 per barrel on December 31, 2024. This surge largely stemmed from concerns regarding potential supply disruptions related to the ongoing conflict between Russia and Ukraine. The outcomes of this conflict and its continued impact on fuel prices remain uncertain. High fuel prices can increase airline operating costs, lead to financial difficulties, and even bankruptcies, which may drive up ticket prices, resulting in flight cancellations, reducing flight frequency, and decreasing demand for air travel, ultimately diminishing passenger and cargo traffic at our airports.

Most airlines also depend on consistent access to credit at affordable interest rates to finance their aircraft fleet and make other significant investments. Global economic uncertainties, including rising interest rates, could negatively impact their ability to access credit. During the global recession and financial crisis of 2008-2009, high interest rates and disruptions in international debt markets severely affected airlines’ capacity to operate their fleets. This forced them to increase ticket prices, cancel routes, reduce flight frequencies, and postpone planned investments. Such reductions in airline operations can lead to lower passenger and cargo traffic volumes at our airports, ultimately harming our operational results.

For more information on any major airline customers that have recently reduced or canceled operations at our airports, please see “The loss of, or suspension of operations by, one or more of our key customers could result in a loss of a significant amount of our revenues.”

Our business is highly dependent upon revenues from five airports and could be adversely impacted by any condition affecting those airports.

In 2024, 81.0% of the total aeronautical and non-aeronautical revenues was generated at five of our fourteen airports. The table below shows the percentage of the sum of aeronautical and non-aeronautical revenues generated by each of our airports in 2024:

Airport	December 31, 2024
Guadalajara	27.5%
Los Cabos	16.5%
Tijuana	13.6%
Puerto Vallarta	12.3%
Montego Bay	11.1%
Eight other Mexican airports (combined) and Kingston	19.0%
Total revenues	100.0%

Due to the significant contribution of these five airports to our aeronautical and non-aeronautical revenues, any event or condition that affects these airports could materially impact our business, operational results, prospects, and financial condition.

International events, including acts of terrorism, wars, and global epidemics, could have a negative impact on international air travel.

International events, such as acts of terrorism, wars, armed conflicts, and public health crises, can negatively impact the frequency and patterns of air travel worldwide. For instance, the rising geopolitical tensions related to the ongoing conflict in the Middle East, the conflict between Russia and Ukraine, and the associated trade and monetary sanctions have already affected global oil prices and demand. This turmoil could disrupt the global financial system, adversely impacting air travel, supply chains, and raw materials worldwide.

Additionally, any future terrorist attacks, whether involving aircraft or not, may harm our business, operational results, prospects, and financial condition. We cannot predict how future terrorist attacks or threats against the United States or retaliatory measures taken in response to such events will affect the U.S. economy or leisure travel trends. These factors could negatively impact our operations. Likewise, our airport operations in Mexico and Jamaica could also be adversely impacted by terrorist attacks on aircraft.

Since our revenues significantly depend on the level of passenger traffic at our airports, a general increase in hostilities related to reprisals against terrorist organizations, further armed conflict around the world, outbreaks of health epidemics, or other internationally concerning events, and their economic impacts, could lead to decreased passenger traffic and increased costs for the air travel industry. Consequently, this may materially affect our business, operational results, prospects, and financial condition.

Cyberattacks or other interruptions of our security or information network could adversely affect the operations of our airports and our financial results.

Cyberattacks have increased in frequency, scope, and severity in recent years. To manage cybersecurity risks effectively, we adopt a comprehensive approach that regularly evaluates our vulnerabilities, maintains up-to-date security software, and implements countermeasures to prevent data breaches. We integrate continuous monitoring and real-time threat detection using advanced analytics and machine learning to identify and respond to threats more effectively. We periodically review and enhance our preventive measures to mitigate the risk of cyberattacks and other disruptions to our business. For instance, to protect our information systems from external threats, we utilize backup systems and a range of safeguards, including malware protection, intrusion detection and prevention systems, vulnerability assessments, penetration testing, and inventories of both authorized and unauthorized software and hardware. Additionally, we conduct a security awareness program for our team, complemented by regular simulation exercises such as phishing tests and incident response drills.

Our airport’s network incorporates unified threat management, stringent access control measures, and network segmentation to isolate critical systems.

We utilize CyberArk software to monitor access and activity related to all privileged accounts and Trend Micro Smart Protection Suites to enhance the security of our servers. Our strategy also involves leveraging eXtended Detection and Response (XDR) technologies, Zero Trust Network Access (ZTNA) frameworks, and Artificial Intelligence (AI) to bolster our defenses against evolving cyber threats, ensuring proactive detection and adaptive responses.

However, despite our extensive preventive actions and technologies, there is still a risk that these measures may not be sufficient to prevent future cyberattacks. Such incidents could compromise the privacy of our clients and business partners, leading to the unauthorized distribution of sensitive financial and confidential information. Any disruption, failure, or security breach of our information technology infrastructure, including our backup systems, could negatively impact our operations and regulatory compliance. The costs associated with a potential cyberattack may include increased expenses for reinforcing cybersecurity measures, loss of business due to service interruptions, regulatory fines, litigation, and damage to our reputation. These outcomes could result in significant financial losses, operational disruptions, or a decline in our stock price. Furthermore, the potential losses related to cyberattacks and disruptions in our network could exceed our insurance coverage, underscoring the importance of continuously updating our risk management framework and response capabilities.

We continuously evaluate the use of Artificial Intelligence in our business processes. In recent years, Artificial Intelligence has been subject to increasing scrutiny. This technology, which is still in the early stages of commercial use, involves some inherent risks, including ethical considerations, reassessments of the required workforce, public perception and reputation issues, intellectual property protection, regulatory compliance, and data privacy and security concerns, all of which could have a material adverse effect on our business, operating results, and financial condition. Moreover, new laws, guidelines, and rulings in this area may limit our ability to use Artificial Intelligence or reduce its utility. We cannot predict the future development of artificial intelligence or its impact on our business and industry. If we cannot successfully adapt to new developments related to Artificial Intelligence and the associated risks and challenges, it could have a material adverse effect on our business, financial position, or operating results.

If we fail to maintain effective internal controls, any material weakness could adversely affect our ability to report our results of operations accurately and could cause a loss of investor confidence and may adversely impact our stock price.

If we cannot maintain effective internal controls over financial reporting or effective disclosure controls and procedures, it could harm our ability to accurately record, process, and report financial information and prepare financial statements within the required timeframe. Any material weaknesses identified in the future could negatively impact our business operations, financial results, and the value of our securities and might lead to a loss of investor confidence. In the past, we identified material weaknesses in our internal controls, and we cannot guarantee that additional material weaknesses will not arise or be discovered.

Security enhancements and requirements may require additional investments or result in additional expenses.

The air travel industry faces increased costs due to enhanced security measures and higher insurance premiums. Following September 11, 2001, we improved airport security, significantly raising our general liability insurance premiums. For more information about our insurance policies, see “Item 4, Information on the Company – Property, Plant and Equipment.” Since most of our international flights travel to the United States, we must comply with security directives from the U.S. Federal Aviation Authority, and those issued by the civil aviation authorities in Mexico and Jamaica.

Airports users, primarily airlines, have also experienced increased costs as they adopt additional security measures and face substantial hikes in their insurance premiums. While some governments have agreed to indemnify airlines against liabilities resulting from terrorist attacks, the Mexican and Jamaican governments have not made similar commitments and have shown no intention of doing so. In the future, airlines may be required to follow stricter security regulations, which could further increase aviation insurance premiums.

If authorities require upgrades to security equipment or implement additional security measures, we may incur significant expenses and capital expenditures. We cannot guarantee that these costs will be considered in our negotiations regarding Maximum Tariffs and the Master Development Program for our Mexican airports. As a result, such additional expenses could negatively impact our cash flows and overall business performance.

In Jamaica, if there are any changes to security enhancement requirements, the civil aviation authorities permit unavoidable and unforeseen expenditures to be classified as cost pass-throughs for regulatory purposes. This classification allows for increased regulated charges at any time during the tariff review period to cover the costs of new security requirements. However, we cannot guarantee that we will successfully negotiate new tariffs to recover the expenses and capital expenditures necessary to comply with new security standards.

Our revenues and profitability may be adversely affected if we fail our business strategy.

Our ability to increase revenues and profitability partly depends on our business strategy. This strategy involves setting prices as close to our regulatory maximum rates for our Mexican and Jamaican airports. We also focus on reducing operating costs, managing our capital expenditures under the Master Development Programs with the Mexican government and the Capital Development Program with the Jamaican government, increasing passenger and cargo traffic at our airports, and boosting revenues from commercial activities.

A significant portion of our commercial revenue relies on increasing passenger traffic at our airports. To achieve this, we must continue remodeling, expanding, and modernizing the commercial areas within our airports and introduce new business lines. We are also developing the types of business lines we operate directly at our airports. In 2022, 2023, and 2024, revenues from business lines operated directly by us represented 26.0%, 29.0%, and 37.6% of non-aeronautical revenues, respectively. This translates to 6.0%, 7.0%, and 10.8% of the total aeronautical and non-aeronautical revenues generated at our airports during those years.

We cannot guarantee that we will succeed in increasing passenger traffic or revenue from commercial activities, including those we operate directly. Passenger traffic volumes at our airports depend on factors beyond our control, such as the appeal of the commercial, industrial, and tourist centers served by the airports. Furthermore, our new commercial strategy, which aims to generate additional revenue by directly operating business lines at our airports, may lead to a significant loss of revenue. It may also not achieve the level of profitability needed to improve our operational results. Therefore, there is no certainty that passenger traffic at our airports will increase or our profitability will improve.

Our acquisitions may not achieve anticipated benefits and may increase our liabilities, disrupt our existing business, and harm our results of operations.

The benefits we expect to gain from our acquisitions rely heavily on our ability to promptly integrate the operations, services, personnel, and administrative infrastructure of the acquired businesses. However, acquisitions can lead to increased operating costs and greater demand for management resources, which may interfere with our daily operations. Additionally, the anticipated growth opportunities, revenue benefits, cost savings, and other advantages from our acquisitions may not materialize as we expect or could be delayed. If we incur higher integration costs, achieve lower revenue benefits, or realize fewer cost savings than projected, or if we need to recognize impairments related to acquired assets, investments, or goodwill, our results of operations and overall financial condition could be negatively impacted.

Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of December 31, 2024, our total consolidated Bank Loans and issuance of Debt Securities was Ps.48.0 billion (U.S.$2.3 billion). This level of debt may limit our ability to secure additional financing and could increase the costs associated with obtaining and maintaining such funding. Additionally, it could hinder our ability to take advantage of significant business opportunities that may arise. As a result, our debt may make us more vulnerable to adverse economic, industry, or competitive conditions. We cannot guarantee that our business will generate sufficient cash flow to meet our debt obligations or cover our other liquidity needs, which could negatively impact our overall performance. We may need to refinance all or part of our debt before it matures. However, we cannot guarantee that we can refinance any of our debt on favorable terms. For more details, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Changes to reference rates could have an adverse effect on our business, results of operations, and financial condition.

The London Interbank Offered Rate (LIBOR) was phased out as a reference rate in June 2023. The U.S. Federal Reserve, in collaboration with the Alternative Reference Rates Committee, selected the Secured Overnight Financing Rate (SOFR), specifically Term SOFR, as the recommended risk-free reference rate for the United States. This rate is calculated based on repurchase agreements backed by treasury securities. Before LIBOR was discontinued, we amended nearly all of our LIBOR-based financing arrangements to transition them to successor rates, primarily Term SOFR. However, we cannot predict how long Term SOFR will be accepted as a replacement for LIBOR or the potential consequences of this transition on financial markets or our business, financial condition, or results of operations. The switch to successor rates could lead to interest payments on our long-term debt being different or higher than initially expected.

Additionally, Banco de Mexico has introduced a new reference rate called the Funding Equilibrium Interbank Interest Rate (the “Funding TIIE”) in response to the international transition to reference rates that reflect local market funding conditions. The TIIE at 91-day and 182-day maturities ceased to be used in contracts in December 2023, and the TIIE at 28 days ceased to be used in December 2024. We only have contracts with TIIE at 28 days and we expect that we will have to modify such existing contracts to adjust the TIIE calculation methodology based on the revised TIIE.

We cannot guarantee that transitioning from the LIBOR rate or the TIIE rate to new reference interest rates will not disrupt financial markets or significantly increase our financing costs, which could adversely affect our business, results of operations, and financial condition.

Covenants in our debt may limit our discretion with respect to certain business matters.

Our debt agreements and those of our operating entities may include restrictive covenants that limit our flexibility in various business matters. These covenants could significantly restrict our ability to incur additional debt, acquire new equity investments, pursue mergers or acquisitions, pay dividends, create liens or other encumbrances, or make specific payments, investments, loans, and guarantees. Additionally, these covenants may require us to maintain certain financial ratios and conditions. If we fail to comply with any of these covenants, it could result in a default. The associated debt may be accelerated if the default is not resolved or waived.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our operations results.

While we aim to maintain positive relationships with our workforce, conflicts may occur, including with our unionized employees. As of December 31, 2024, unionized employees represented 22.9% of our total workforce in Mexico and 33.6% in Jamaica. If these conflicts escalate into events such as strikes or other disruptions, they could negatively affect our operations and overall results.

The loss of, or suspension of operations by, one or more of our key customers could result in the loss of a significant amount of our revenues.

Our revenues are primarily dependent on a few key airline customers. In 2024, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Aeroenlaces Nacionales, S.A. de C.V. (“Viva”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeromexico” a holding company that owns both Aeroméxico and Aeroméxico Connect), and American Airlines, Inc. (“American Airlines”) accounted for a significant portion of our passenger traffic. During that year, the passenger charges collected by these four airlines represented 17.1%, 8.2%, 4.4%, and 4.3% of total revenues from our airports, respectively (21.5%, 10.2%, 5.5%, and 5.4%, respectively, of the total aeronautical and non-aeronautical revenues generated at our airports in 2024).

The global airline industry has recently faced and may continue to face significant challenges, including bankruptcy filings by several carriers. If any airline customer attempts to restructure or recapitalized but fails to do so successfully, or if our commercial arrangements with these key airline customers are not honored, the investments or other assets associated with those airline customers may suffer impairment. This could materially and adversely affect our business and the results of operations.

None of our contracts with airline customers require them to provide service to our airports continuously, and we cannot guarantee that if any key customer reduces their use of our facilities, competing airlines will offer additional flights to replace those no longer serviced by our main customers. Additionally, Mexican law prohibits international airlines from transporting passengers between two locations within Mexico unless the passenger begins their journey outside of Mexico. This restriction limits the number of airlines providing domestic service in Mexico; thus, we expect to generate a significant portion of our revenue from domestic travel with a limited number of airlines.

Moreover, passenger charges accounted for 52.8%, 48.3%, and 46.6% of our revenues in 2022, 2023, and 2024, respectively (64.1%, 63.2%, and 58.5% when considering only the combined aeronautical and non-aeronautical revenues). These charges are collected by airlines from passengers on our behalf according to passenger charge collection agreements, and the airlines pay us within a maximum of 60 days after each flight. In 2022, 2023, and 2024, the average duration for collecting passenger charges was 63, 62, and 61 days, respectively. Therefore, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be unsecured creditors regarding any unpaid passenger charges. We cannot guarantee the collection of amounts invoiced to an airline for passenger charges, even with cash deposits held as a guarantee. Additionally, we might face difficulties recovering any lost traffic that these airlines previously transported. Both scenarios could negatively impact our cash flows from operations and overall operational results.

Lastly, if some of our commercial clients encounter difficulties paying our airports, they may choose to exit our commercial spaces and cancel their contracts, which could adversely affect our revenues.

The main domestic airlines operating at our Mexican and Jamaican airports have, in the past, refused to pay certain increases in our specific tariffs for aeronautical services and could refuse to pay additional increases in the future.

In the past, some domestic airlines operating at our airports in Mexico and Jamaica have refused to pay certain increases in the specific tariffs we charge for aeronautical services. While we have resolved these disputes, our financial performance could still be negatively impacted if these airlines, or others, decide not to make payments in the future. Additionally, during economic downturns, airlines that operate at our airports may be more likely to oppose increases in our charges for aeronautical services in the following years. This opposition could further affect our results of operations. For more information, see “Item 4, Information on the Company – Business Overview – Principal Customers – Principal Aeronautical Services Customers – Airline Customers.”

The airlines at our airports may refuse to continue collecting passenger charges on our behalf, or we may decide to collect passenger charges ourselves, which would result in increased costs for us.

The airlines operating at our airports collect a passenger charge on our behalf from each departing passenger, except for certain exclusions in Mexico and Jamaica, which are detailed below under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges.”

We have established collection agreements with all the airlines operating at our Mexican airports, allowing them to collect these passenger charges on our behalf. As a result, passenger charges are included in the ticket prices for passengers, and we issue invoices to each airline for these charges. We and the airlines involved in these collection agreements retain the right to terminate them with prior notice to the other party. If we or one of our airline customers were to cancel a collection agreement, we would need to implement our system to collect passenger charges directly from passengers. Setting up and operating such a collection system would incur additional costs, which could negatively impact our financial performance.

MBJA has contracts with 100% of the airlines operating at Montego Bay airport to collect passenger charges on its behalf. The collection of passenger charges by the airlines is explicitly mandated in the current operating agreements, requiring them to pay MBJA for regulated passenger charges.

All agreements with airlines and the International Air Transport Association (“IATA”), assigned or novated to PACKAL by the previous operator, are space license agreements. Each of these agreements includes a schedule of conditions outlining the policies for aeronautical operations, mandating that each airline collects all passenger and security charges from departing passengers on behalf of the airport and remits these charges to the airport operator. However, airlines operating at NMIA can refuse to collect passenger charges on behalf of the airport.

The operations of our airports may be disrupted due to the actions of third parties, which are beyond our control.

Like most airports, our operations heavily depend on third-party services, which include air traffic control authorities, airlines, and ground transportation providers. We also rely on government entities for essential services such as electricity, fuel supply for aircraft, air traffic control, and immigration and customs for international passengers. Disruptions or suspensions of taxi or bus services at our airports could negatively impact our operations. We are not responsible for and cannot control the quality or reliability of the services provided by these third parties. Any disruption or adverse consequences resulting from their services, including a work stoppage or similar event, could significantly affect our airport operations and financial performance.

Furthermore, we depend on third-party providers for essential complementary services, including catering, baggage handling, and the operation of airport buses and passenger walkways. If these service providers were to cease operations at any of our airports, we would need to find alternative providers or take on these services ourselves. This situation would likely lead to increased capital expenditures or costs, adversely impacting our cash flow and overall financial results.

Legal claims and other actions by the former holders of land comprising certain of our Mexican airports may disrupt the operations and security of these airports.

Some of our airports are located on lands the Mexican government expropriated under its power of eminent domain. Before their expropriation, these lands were held by groups of individuals through a system of communal land ownership known as ejido. Certain participants of these former ejidos have filed indemnity claims against the Mexican government, challenging the expropriation decrees. Please refer to “Item 8, Financial Information – Legal Proceedings – Ejido participants at Tijuana, Guadalajara, and Puerto Vallarta airports.”

The Mexican government owns the land on which Guadalajara International Airport operates and has granted us the right to use that land for airport operations under our concession. Currently, squatters reside on or claim rights to a portion of this property, with at least one individual attempting to subdivide and sell parts of it. As the property owner, the Mexican government is responsible for initiating any actions to remove these individuals.

In addition to challenging the expropriation, some former participants from the Tampico ejido are currently occupying portions of the Tijuana International Airport property. While they are not currently interfering with airport operations, their presence could limit our ability to expand into the areas they occupy. There is also no guarantee that these former ejido participants will not attempt to disrupt the airport operations if their legal claims against the Mexican government remain unresolved, which may negatively impact our results.

Our Mexican concessions ensure our access to the land, and any interruptions to our operations by the ejidos are the responsibility of the Mexican government. Although the government is required to provide restitution for any economic losses resulting from disruptions in access to our airports, there can be no assurance that the former ejido participants will not seek to disrupt operations if their legal claims are not satisfactorily resolved. Furthermore, there is no guarantee that the legal proceedings will be resolved in our favor, which could negatively affect our results.

We may be liable for property tax claims asserted against us by certain Mexican municipalities.

We are facing ongoing property tax claims from certain municipal authorities regarding paying property taxes for specific properties associated with our airport operations. According to the law, the Mexican government, as the owner of the property on which our airports operate, would be responsible for paying these taxes directly if a court determines that payment is necessary. For a detailed discussion of these property tax proceedings, please refer to “Item 8, Financial Information – Legal Proceedings – Property tax claims by certain municipalities” for a complete discussion.

Furthermore, if the Mexican government alters the current laws or if we do not prevail in the aforementioned proceedings, these tax liabilities could negatively impact our financial condition and operational results.

The inability to generate sufficient future taxable profits or adverse changes to tax laws, regulatory requirements, or accounting standards could have a negative impact on the recoverability of certain deferred tax assets.

We recognize deferred tax assets related to carried forward tax losses and deductible temporary differences only when it is probable that there will be future taxable profits available against which these losses and the differences can be utilized. As of December 31st, 2024, our net deferred tax assets amount to approximately Ps.8.1 billion. The deferred tax assets are valued based on currently enacted tax rates and accounting standards; however, they may be subject to change due to future modifications in tax laws or the rules governing the computation of taxable profits and allowable losses. If we fail to generate sufficient future taxable profits, or if changes in tax laws or accounting standards, the estimated recoverable amount of our net deferred tax assets may decrease. Such a reduction could adversely affect our Consolidated Statement of Profit or Loss. For instance, the Miscellaneous Fiscal Resolution for 2024 was published in the Official Gazette of the Federation on December 29, 2023. This resolution modified certain articles affecting the amortization rights of concession assets during the concession period and shortened the timeframe for applying tax losses. These changes became effective on January 1, 2024, and remained in effect until December 31, 2024. For more information on deferred tax assets, please refer to Note 12 to our audited consolidated financial statements. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Deferred Tax Assets.”

Events such as pandemics, epidemics, other catastrophes, extreme weather conditions, and natural or health-related disasters could negatively impact the Company’s operations and financial results.

The Company is exposed to risks arising from extraordinary events such as pandemics, epidemics, public health emergencies, and natural disasters including earthquakes, hurricanes, tropical storms, floods, fires, and other phenomena related to climate change. The Pacific and Central regions of Mexico and the island of Jamaica experience seasonal torrential rains and hurricanes, particularly between July and September, along with earthquakes. These extreme weather events can disrupt operations, damage the infrastructure necessary for our services, and adversely affect the destinations served by our airports. As a result, such occurrences could lead to a decrease in passenger traffic volume.

An increase in the frequency, severity, or duration of extreme weather events and natural disasters, potentially driven by climate change, could significantly affect the Company’s operating results, revenue outlook, and financial condition. Although airport facilities are insured against damage from natural disasters, accidents, and other similar events, the insurance policy does not cover losses resulting from interruption operations at airports in Mexico. Furthermore, in the event of a loss, there is no guarantee that the damages will not exceed the predetermined limits outlined in GAP’s insurance policies.

In the case of pandemics or health crises, mobility restrictions may be imposed, air travel demand may decline, and supply chains and staff availability may be affected, all of which could negatively impact the Company’s revenues, business continuity, and growth outlook.

Given that these events’ nature, magnitude, duration, and frequency are uncertain—and in some cases increasing due to climate change—the Company cannot fully predict or mitigate their impact. Consequently, any of these events could adversely affect GAP’s business, operating results, cash flows, and financial condition.

Risks Related to the Regulation of Our Business

We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate.

A significant portion of our revenues are derived from government-regulated aeronautical fees charged to airlines and passengers in connection with the operation and use of our airport infrastructure. In 2022, 2023, and 2024, aeronautical services accounted for 63.3%, 58.0%, and 56.9%, respectively, of our total revenues, and 76.9%, 75.8%, and 71.4% of our combined aeronautical and non-aeronautical revenues. The governments of Mexico and Jamaica set the maximum rates for these charges, which are reviewed periodically. These regulations may limit our flexibility to operate, which could result in a material adverse effect on our business, results of operations, prospects, and financial condition. In addition, several regulations applicable to our operations that affect our profitability are authorized or established by the Mexican or Jamaican governments every five years. In the past, the Mexican government unilaterally amended the tariff base regulation before terminating the five-year period and may do so again. For a description of the latest Mexican tariff base regulation amendment effective as of October 19, 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.” We cannot assure you that the amendment to the tariff base regulation of October 2023 and any other amendment to the tariff base regulation that the Mexican government may implement in the future will not have a material adverse impact on our business, results of operation, and financial condition. Except under limited circumstances, we generally cannot unilaterally change the terms of our Master Development Programs and Capital Development Programs, including the amounts of any agreed commitments and the requirement to provide a public service established in our concessions, nor can we increase the maximum rates and regulated charges under these regulations should the passenger traffic or other underlying assumptions change during the applicable five-year term.

On October 4, 2023, the Mexican Federal Civil Aviation Agency, a decentralized agency of the Ministry of Infrastructure, Communications, and Transportation, decided unilaterally to amend the terms of the Rules for Tariff Regulation (Bases de Regulación Tarifaria) included in Annex 7 of our concessions. Such amendment was further modified on October 19, 2023. These new rules had immediate application, however, the Master Development Plan and the maximum Tariffs, approved in the last tariff review for the period 2020-2024, remained in place. The new Rules for Tariff Regulation have been applied to tariffs starting January 1, 2025. We cannot guarantee that the Mexican Federal Civil Aviation Agency or any other regulatory authority will refrain from further amending the terms of the rules for tariff regulation, which may potentially affect the maximum rates for each airport and result in a material adverse impact on our business operations, financial performance, and overall results.

Although the maximum regulated charges for our Mexican airports through December 2029 have been set, we cannot predict what our Master Development Programs and maximum rates will be for the following five-year term. When determining the maximum rates for the next five-year period, the Ministry of Infrastructure, Communications, and Transportation may be solicited by different entities, such as the Antitrust Commission and the carriers operating at our airports, to request them to lower our maximum rates, which could have an adverse effect on our profitability, financial condition and results of operation. We also cannot provide assurance that regulatory agencies or the Mexican legislature will not impose regulations adverse to our operations in the future or that the laws and regulations governing our business, including the Master Development Programs, the tariff base regulation, the maximum rate-setting process, and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Similarly, there are limited precedents that would allow us to predict the impact of the laws, regulations, and instruments that regulate our business in Jamaica. Therefore, we cannot assure that our Jamaican airports will not encounter difficulties complying with these laws, regulations, and instruments. In addition, although the concession agreements for our Jamaican airports and Jamaican law establish ranges of sanctions that might be imposed should our Jamaican airports fail to comply with the terms of the concession, other Jamaican applicable laws, and its regulations, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.

Although the maximum regulated charges have been set for our Jamaican airports through December 2029, we cannot predict the maximum regulated charges the Jamaican government will establish for the next five-year period. We also cannot assure that regulatory agencies or the Jamaican legislature will not impose regulations adverse to our Jamaican airports’ operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority Acts, the maximum charges and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

We cannot predict how the laws and regulations governing our business will be applied.

We are subject to several laws and regulations, including the terms of our concessions and the oversight of various regulatory authorities. Failure to comply with the terms of our concessions, the Mexican Airport Law and its regulations, other laws applicable to us, and directives issued by an administrative agency or government authority may result in a range of sanctions. We cannot predict the specific sanctions that could be imposed on us for violations of our applicable regulations, and it may be difficult to ensure compliance. In addition, we cannot assure you that the price regulation framework applicable to our operations will not be amended in the future to impose further restrictions on our operations or to regulate additional sources of revenue.

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law (Ley Federal de Derechos). The amendments included the increase in the fee paid by airport concessionaires to the federal government from 5% to 9%, effective as of January 1, 2024. The excess concession tax payments related to aeronautical activities made during 2024 were incorporated as an addition to the reference value in the 2025-2029 ordinary review.

Additionally, on May 3, 2023, the Mexican Civil Aviation and the Airports Law were amended. The amendments to such laws include, among others, the (i) reduction from three to two for the number of final administrative sanctions applied by the aeronautical authority for non-compliance with the law or the concession title within a 10-year period that would result in a cause of revocation of the concession; (ii) change in the administrative nature of AFAC from regulatory agency to decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications and Transportation; (iii) enhancement of the regulatory and supervisory capabilities of the AFAC over civil aviation matters (which was previously assigned to the Secretary of Infrastructure, Communications and Transportation), including in the issuance of technical and administrative regulations applicable to the regulatory framework; and (iv) establishment of the applicable sanctions for concessionaires not complying with flight schedules and timetables or any other requirements set forth in the bill. We cannot assure you that such changes will not affect our operations, results, and competitiveness in the Mexican market.

Likewise, the Mexican government could implement further significant changes in laws, policies, and regulations, which could affect the economic and political situation in Mexico. On February 2, 2023, Mexico’s President issued a presidential decree pursuant to which all cargo and freight flights departing from the Mexico City International Airport would be relocated to depart from the AIFA airport. On July 7, 2023, the SICT published in the Official Gazette of the Federation that cargo airlines operating at the Mexico City International Airport had to move their operations to another terminal by September 1, 2023. While we do not believe these legislative reforms will negatively impact in the short term, we cannot predict how these regulatory changes will affect our business, financial condition, results of operations, cash flows, prospects, and/ or the market price of our ADSs.

The regulations under which the maximum rates applicable to our aeronautical revenues in Mexico and to the maximum regulated charges that we may collect at our Jamaican airports are established do not guarantee that we or any of our airports will be profitable.

The regulations governing our aeronautical activities set an annual maximum rate for each airport in Mexico. This rate represents the highest revenue we can earn per workload unit at each airport from services subject to price regulation. Our concessions in Mexico specify that these maximum rates will be periodically adjusted for inflation based on the Mexican Producer Price Index (Índice Nacional de Precios al Productor, or “Mexican PPI”), excluding petroleum. While we have the right to request additional adjustments to these maximum rates under certain circumstances, including changes to specific provisions of Mexican laws and regulations affecting our business, our concessions stipulate that such requests will only be approved if the SICT confirms that certain specified events have occurred. The detailed conditions for requesting an adjustment are outlined in “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Special Adjustments to Maximum Rates.” Therefore, we cannot guarantee that any requests for adjustments will be made or granted. For further details about the framework for establishing our maximum rates in Mexico and their application, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation.”

In Jamaica, the Airports (Economic Regulation) Act 2002 requires the Jamaica Civil Aviation Authority, or “JCAA,” to review and adjust the maximum amounts that airport operators may charge every five years. Specifically, both MBJA and NMIA are required to submit proposals to the JCAA for increases in maximum revenues per passenger (revenue yield cap per passenger), supported by five-year estimates of traffic growth, operating costs, and investments, including capital expenditures for projects and improvements outlined in their concession agreements for Jamaican airports. For MBJA, this is referred to as the “Capital Development Program,” while for NMIA, it is called the “Capital Works.” Together, these are known as “Capital Development Programs.” After reviewing these estimates, the JCAA will determine the maximum revenue per passenger for each year of the following five-year period. Under the concession agreements with the Airports Authority of Jamaica (AAJ), if the JCAA approves a new maximum charge, MBJA and NMIA are obligated to carry out the estimated capital expenditures outlined in their Capital Development Programs. For more details on how MBJA’s and NMIA’s regulated charges are determined in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

While our Jamaican airports have commitments under their respective concession agreements to comply with the requirements for a Capital Development Program, we cannot guarantee that AAJ will find any proposed Capital Development Program meets the necessary criteria established in these agreements. Additionally, we cannot guarantee that AAJ will not require our Jamaican airports to undertake further capital expenditures.

Based on the terms of our concessions, there is no assurance that our consolidated results of operations or those of any airport will be profitable.

Our business is dependent on international regulations affecting airlines.

Airline regulations established by international organizations or regulatory agencies in other countries can impact our operations, revenues, and overall results.

For instance, on May 25, 2021, the U.S. Federal Aviation Administration (“FAA”) announced that it had assessed the Federal Civil Aviation Agency and found it to be non-compliant with the international safety standards set by the International Civil Aviation Organization (“ICAO”). Consequently, Mexico’s aviation safety rating was downgraded from “Category 1” to “Category 2.”

Due to this downgrade under FAA regulations, Mexican airlines were prohibited from expanding or modifying their existing operations between the United States and Mexico, except in limited circumstances. Additionally, code-sharing agreements between Mexican and U.S. airlines were suspended, and operations by Mexican airlines flying to the United States faced increased oversight from the FAA. However, as of September 14, 2023, the FAA restored Mexico’s aviation safety rating to the highest level after more than two years of collaboration between the civil aviation authorities of both countries.

We cannot guarantee that Mexico’s aviation safety rating will not be downgraded again, which could adversely affect our business and operational outcomes. In 2022, 2023, and 2024, 35.2%, 37.2%, and 41.6% of the passengers traveling through our Mexican airports used flights to or from the United States operated by Mexican airlines, respectively.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.

Our maximum rates in Mexico are subject to annual efficiency adjustments determined by the SICT designed to reduce maximum rates each year to reflect projected efficiency improvements. For the five-year terms ending in 2019 and 2024, the SICT established an annual efficiency adjustment factor of 0.7%, while for 2025-2029, the annual efficiency adjustment factor was set at 0.8%. Future annual efficiency adjustments will be determined by the SICT when setting the maximum rates for each Mexican airport every five years. For more details on these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Methodology for Determining Future Maximum Rates.” We cannot guarantee that we will achieve enough efficiency improvements to maintain or increase our income from operations due to the progressive decrease in each of our Mexican airport’s maximum rates.

We could be subject to sanctions if we exceed the maximum rate at any Mexican airport at the end of any year.

Historically, we have set the prices for aeronautical services at each Mexican airport to be as close as possible to the authorized maximum rate for that airport each year. We intend to continue this pricing strategy in the future. For instance, in 2022, 2023, and 2024, our revenues subject to maximum rate regulation represented 96.1%, 96.0%, and 92.5% of the total permissible amounts under the established maximum rates. However, we cannot guarantee that we will be able to reach the maximum tariff in the future. This limitation could prevent us from collecting nearly all the revenue we are entitled to from services subject to price regulation.

The specific tariffs we charge for aeronautical services depend on several factors, including projections of passenger traffic volumes, the Mexican PPI, excluding petroleum, and the peso exchange rate in relation to the U.S. dollar. These variables are beyond our control. If our projections differ from actual data, we may exceed the maximum rate at one or more airports during any given year.

In previous years, to ensure compliance with the maximum rate whenever there was a risk of exceeding it, we have taken actions at the end of the year, such as reducing our specific tariffs and offering discounts. However, we cannot assure that we will have sufficient time to take these actions if external factors threaten to push us above our maximum rates near the end of any given year.

If we exceed the maximum rate at any Mexican airport by the end of a year, the SICT may impose a fine and reduce the maximum rate for that airport in the following year. Sanctions for violations of certain terms of our concession, including exceeding an airport’s maximum rate, could potentially lead to the termination of the concession if the relevant term is violated and sanctions are imposed twice for the same reason within a ten-year period. If any of our Mexican airport concessions are terminated, it may also result in the termination of our other Mexican airport concessions.

The Mexican government may terminate or re-acquire our Mexican concessions under various circumstances, some of which are beyond our control.

Our concessions are our principal assets, and we would be unable to continue operations without them. The Mexican government has the authority to revoke a concession for specific reasons, including failure to comply with our Master Development Programs, a temporary or permanent halt in our operations, actions affecting the operations of other concession holders in Mexico, failure to pay damages resulting from our operations, exceeding our maximum rates, or failing to comply with any other material term of our Mexican concessions. Notably, violations of certain concession terms, including exceeding allowable maximum rates, can result in revocation of a concession only if sanctions have been imposed for violations of the same relevant term at least two times in a ten-year period. However, violations of other terms can result in immediate termination of the concession. Furthermore, our Mexican concessions may also be terminated in the event of our bankruptcy or insolvency.

We would face similar sanctions for violations of the Mexican Airport Law or the regulations thereunder. Under applicable Mexican law and the terms of our Mexican concessions, they may also be subject to additional conditions, including under our renewed Master Development Programs, which we may be unable to meet. Failure to meet these conditions may also result in fines, other sanctions, or the termination of the concessions.

Additionally, the Mexican government may revoke one or more of our concessions at any time if it determines that doing so is in the public interest, in accordance with Mexican law. See “Item 4, Information on the Company – Regulatory Framework – Other Regulation of Mexican Concessions and Concession Assets – Revocation of Concessions.” The government may also assume control of any airport in the event of war, public disturbances, or national security threats. In cases of force majuere, the government might require us to implement certain changes to our operations. If public domain assets related to our concessions are reverted, the Mexican government is obliged by law to compensate us for their value or any additional costs based on an audit performed by appraisers. In the case of a mandated change in our operations, the Mexican government is required to compensate us for the cost of that change. Similarly, if the government assumes our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. However, there can be no assurance that we will receive compensation equivalent to our investment or any additional damages related to our concessions and related assets in such cases.

If any of our airport’s concessions in Mexico are terminated, whether through revocation or otherwise, it could lead to the termination of our other concessions as well. Therefore, the loss of any single concession would have a material adverse effect on our business and the results of operations.

The Jamaican government may terminate or re-acquire the concessions held by our Jamaican airports under various circumstances, some of which are beyond our control.

Our Jamaican airport concessions are our main assets in the country, and we would not be able to continue operations at our Jamaican airports without them. As the owner of the concession assets, the AAJ has the right, under certain circumstances, to remove us from all or part of our Jamaican airport locations or to take over the operation and management of the airports or the provision of airport services. The AAJ may step into the public domain assets that are the subject of the Jamaican airport concessions for as long as may be required if it determines that we are in breach of the concession agreements to prevent material disruptions in service at the airports or in cases of national emergency. Upon such a step-in by the AAJ, the AAJ must account to us for any revenues collected at the airports during the step-in period. Where the AAJ steps into the public domain assets that are the subject of the airport concession pursuant to any uncured event of default or to prevent material disruptions in service, we are required to bear all costs (except consequential losses) and expenses associated with the AAJ’s exercise of its step-in rights. There can be no assurance that we will receive compensation equivalent to the value of our investment or any additional damage related to our concessions and related assets in the event of such action.

Following notice and good-faith consultations to avoid such a result, the AAJ may terminate the concession agreement upon an event of default on our part. Regardless of the cause for termination, a termination fee is due to us upon termination or revocation of the concession. However, the concession agreements limit the AAJ’s liability to such a termination fee. If the AAJ terminates the concession with or without cause, there can be no assurance that the loss of the airport concession will not have a material adverse effect on our business and the results of operations.

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

The Mexican and Jamaican governments could grant additional concessions to operate existing government-managed airports, authorize the construction of new airports, or allow existing privately held domestic airports to change into international airports and permit them to receive regular domestic and international flights, all of which could lead to increased competition for our airports.

One factor that may significantly increase competition from other airports is expanding the permits of existing private airports that are currently not permitted to operate regular commercial routes. Under Mexican law, any privately held airport with a permit to provide public service for at least five years automatically acquires the right to operate regularly scheduled commercial flights and to receive a concession to operate as a public service airport. In addition, through an amendment proposed by the SICT and confirmed by the Presidency, an airport operating with a permit to provide public service could become an international airport.

Any competition from such additional airports could have a material adverse effect on our business and the results of operations. Under certain circumstances, the grant of a concession for a new or existing airport could be made pursuant to a public bidding process. If a competing concession is offered in a public bidding process, we cannot provide assurance that we would participate in such process or that we would be successful if we were to participate. See “Item 4, Information on the Company – Regulatory Framework – Other Regulation of Mexican Concessions and Concession Assets – Grants of New Mexican Concessions” and “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession – AAJ’s Rights to Step In, Terminate or Grant a New Concession.”

During the fourth quarter of 2023 and the first quarter of 2024, the SICT awarded several airport concessions to state-owned companies in which the Mexican military holds the majority interest either through the Ministry of National Defense (Secretaria de la Defensa Nacional) or the Ministry of the Navy (Secretaria de Marina). Such assignments include the rights to manage, operate, use, and build airports in the states of Sonora, Nuevo León, Tamaulipas, San Luis Potosí, Michoacán, Puebla, Oaxaca, Chiapas, Campeche and Quintana Roo.As a consequence of these recent awards, Mexico’s military has now consolidated its presence as an airport operator which, as of the date of this report, oversees 20 airports across Mexico, including Mexico City International Airport and the Felipe Angeles International Airport, according to press releases made by the Ministry of National Defense and the Ministry of the Navy. Any competition from such airports could have a material adverse effect on our business, results of operations, prospects, and financial condition.

Under certain circumstances, concessions for airport operations are awarded through a public bidding process. If a competing concession is offered in a public bidding process, we cannot assure you that we will participate in such a bidding process or that, if we do, we will be awarded the concession.

The SICT could require us to monitor certain aircraft movements at our Mexican airports that we do not currently control, which could result in increased costs.

The Mexican Air Traffic Control Authority (Servicios a la Navegación en el Espacio Aéreo Mexicano) or “SENEAM,” a government agency responsible for air traffic control and air navigation services, may require us to monitor and control certain aircraft movements, which are not currently part of our operations at our Mexican airports, leading to increased costs for us. SENEAM requires us to manage and control aircraft movements in and out of our arrival and departure gates and remote boarding locations at our Guadalajara, Tijuana, Los Cabos, and Puerto Vallarta airports. At our other Mexican airports, these aircraft movements are monitored by SENEAM. Should SENEAM require us to control, or if we, for efficiency purposes, request to control, these aircraft movements directly at any or all of our other Mexican airports in the future, our results of operations could be negatively impacted by increased operating insurance and liability costs resulting from taking on these obligations.

Changes to Mexican tax laws, regulations, and decrees applicable to us could have a material adverse impact on our results of operations.

In recent years, the Mexican government has changed the tax laws applicable to Mexican companies, including us. The terms of our concessions do not exempt us from any changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in significantly higher income tax applicable to us, we would be required to pay higher amounts, which could materially and adversely impact our results of operations. In addition, changes to the Mexican constitution or any other Mexican laws could have a material adverse i

On October 23, 2019, NOM-035-STPS-2018 became effective. This Mexican Official Norm (Norma Oficial Mexicana) seeks to identify and prevent psychosocial risk factors in the workplace and promote a favorable work environment. While we have complied with the NOM provisions, we cannot predict whether our employees will eventually claim we violated any of the provisions under the NOM. Any claims against us filed by our employees may lead to higher labor costs, which could have a negative impact on our operations.

On April 23, 2021, the Mexican government published a decree according to which several amendments were made to the Federal Labor Law, Income Tax Law, Value Added Tax Law (the “2021 Labor Reform”), among others, to prohibit outsourcing of personnel, limit contracting and to amend profit-sharing rules. The amendments became effective April 24, 2021, except for certain legal provisions that became effective August 1, 2021. Among the most important amendments made were: (i) prohibition of outsourcing of personnel; however, the provision of specialized services or the execution of specialized works (through external providers or companies within the same business group) is still allowed, only to the extent the services provided are not part of the corporate purpose or the primary economic activity of the company receiving the services; (ii) joint and several liabilities of companies hiring specialized services with a contractor who fails to comply with its labor obligations; (iii) companies that provide specialized services will require to be registered with the Ministry of Labor and Social Welfare (STPS); (iv) increase in fines for violation of the rules; and (v) payments related to contracting of personnel will not be deductible for income tax purposes, and the value-added tax corresponding to these payments will not be creditable. To comply with the new regulations, we transferred certain employees to our airport subsidiaries, terminated certain third-party contracting services, and ensured that our remaining contracted service providers complied with the new regulation. None of these regulatory amendments nor the actions we took in response thereto had any material impact on our results of operations or our financial condition. We do not expect any material impacts in the future. As a result, we were required to restructure how certain services were provided across our airport operating subsidiaries by our employee service companies. See “Item 4, Information on the Company – History and Development of the Company – Non-Airport Subsidiaries.” Although we believe the steps taken to restructure our operations put us in compliance with the 2021 Labor Reform, we cannot assure that a review by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social) would not require additional changes to our operations.

On January 11, 2021, the Mexican government published reforms to Article 311 of Mexican Federal Labor Law and NOM-037-STPS-2023, regulating remote working conditions. As a result of these reforms, employees who work more than 40% of their work hours from home or from any other place that is not the applicable company’s domicile without supervision or guidance from the employer have new rights and obligations. These new rules also set forth new obligations for employers. For example, employers must now provide employees with the necessary tools and services to fulfill their jobs. This reform became effective as of January 12, 2021.

On March 28, 2023, the Mexican President submitted to the Mexican Congress an initiative to reform several federal laws, including the Federal Law of Contentious Administrative Procedure (Ley Federal de Procedimiento Contencioso Administrativo), the Organic Law of the Federal Court of Administrative Justice (Ley Orgánica del Tribunal Federal de Justicia Administrativa), the Federal Law of Administrative Procedures (Ley Federal de Procedimiento Administrativo), the Public Sector Acquisitions, Leasing and Services Law (Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público), the Public Works and Related Services Law (Ley de Obras Públicas y Servicios Relacionados con las Mismas), the Expropriation Federal Law (Ley de Expropiación) and the Federal Law of Patrimonial Responsibility of the State (Ley Federal de Responsabilidad Patrimonial del Estado). The initiative provides, among other things, additional grounds for the Mexican government to revoke concessions and permits, as well as a mechanism to expedite the expropriation of private property by the state. It is uncertain whether the Mexican Congress will approve this bill and, if approved, the impact it could have on the Mexican economy and our business. We cannot assure you that this will not adversely affect our business or operations and financial conditions.

For fiscal year 2025, amendments to the Mexican Federal Labor Law may be discussed, as there are pending initiatives in Congress aimed at increasing employee benefits. These include proposals to raise the number of days of Christmas bonus (aguinaldo) from 15 to 30 days, reduce the maximum weekly work hours from 48 to 40 hours, extend paternity leave, and increase severance payments for seniority (prima de antigüedad). We are unable to predict which initiatives will be discussed and approved or whether they will have a material impact on our operations or financial condition.

For more detailed information on current regulation sources governing airports’ operation in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

If we fail to fulfill the requirements of our Master Development Programs or our Capital Development Programs, our airports could suffer specific negative consequences, including termination of their respective concessions.

Historically, our capital expenditure commitments under our Master Development Programs have been determined by the Mexican PPI’s construction price index. Using this index, we aim to stay as close as possible to our five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. As a result of this strategy, our capital expenditure during 2022, 2023, and 2024 was 100.5%, 107.8%, and 115.3% of our capital expenditure commitments under our Master Development Programs, respectively. However, there is no guarantee that our capital expenditure control strategy will be sufficiently precise, and we may fall short of commitments. If SICT determines that we are not meeting our committed investments during the annual review of maximum tariff compliance, the government may impose fines and reduce the maximum rate for that airport in the following year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least two times for the same cause. If any of our Mexican concessions is terminated, our other concessions may also be terminated.

In prior years, to ensure compliance with our Master Development Programs, we have taken actions in the latter part of the year, such as increasing the amount or pace of certain construction projects. However, we cannot assure that should external factors put our investment levels at risk, we will have enough time to take corrective actions to remain compliant with our Master Development Programs. For details on the latest Mexican tariff base regulation amendment, effective October 19, 2023, please refer to“Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Under their concession agreements, our Jamaican airports are required to execute capital expenditures to meet Capital Development Program requirements by specific deadlines. Additionally, our Jamaican airports are responsible for maintaining tangible concession assets as stipulated in the concession agreements, which include capital investment projects and improvements to these assets. If either MBJA or NMIA fails to comply with the terms and conditions of their concession agreements, they could be deemed in default and face liquidated damages. Furthermore, if they do not remedy the breach within the applicable grace period, they could incur additional negative consequences, including the termination of their concession.

Our operating results could be adversely affected if the airlines fail to collect sufficient Airport Improvement Fees for MBJA or if MBJA does not receive approval for the use of these funds to offset costs associated with capital investments at Montego Bay airport.

The Airports (Economic Regulation) Act and related agreements require airlines operating at Jamaican airports to collect an Airport Improvement Fee (“AIF”) from international passengers before they embark. These fees must be deposited monthly into a trust account controlled by the Jamaican Ministry of Transport and Mining (“MTM”). With MTM’s approval, the Jamaican airports can use these funds for additional capital investments not included in their respective Capital Development Programs and cover interest expenses related to financing those investments. In return for the right to use the AIF funds, the Jamaican airports are required to commit to specific additional capital investments.

The MTM renewed its approval for collecting AIF funds at Montego Bay airport on February 25, 2015, for the period ending April 11, 2030, unless otherwise revoked. However, since MTM’s previous approval of MBJA’s use of AIF funds pertains only to specified capital investments in projects already completed, MBJA is currently not authorized to use any AIF funds collected after April 11, 2015.

Moreover, if MBJA’s passenger traffic projections exceed the actual traffic observed at Montego Bay airport, the AIF collected may not be sufficient to finance all capital projects approved by the MTM and their financial cost. We cannot assure that Montego Bay airport will achieve the passenger traffic required to recover MBJA’s committed capital investments in exchange for the use of the AIF funds.

Currently, an Implementation Letter between AAJ and MBJA indemnifies MBJA for any funds advanced towards the approved capital projects funded by the AIF, thus eliminating MBJA’s financial exposure. MBJA and AAJ are finalizing the new Airport Expansion Fund Agreement to provide MBJA with direct access to the AIF Funds. This will also include the Third Concession Amendment Agreement to incorporate Phase 3 Runway Extension Works and the Runway End Safety Areas installation as part of a Concessionaire Project.

This does not apply to NMIA, as the AIF funds will solely be used by the government through the AAJ. Consequently, NMIA will not benefit from the collection of these funds.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders regarding our environmental, social, and governance (ESG) practices may impose additional costs on us or expose us to new risks.

The level of environmental regulation is rising in Mexico, the United States, and other countries, and the enforcement of these laws has become more frequent. For example, a new carbon dioxide (“CO2”) market began operating in Mexico in 2018. This market requires industries that exceed a certain level of CO2 emissions to pay for the rights to those excess emissions. Since 2015, companies affected by this legislation have been required to report their global emissions to the Mexican Emissions Registry (Registro Nacional de Emisiones) every three years. We are subject to this legislation and have submitted our emissions reports annually since 2015. Additionally, we conduct verification every three years by authorized Verification Units, as mandated by law.

Furthermore, revised water quality standards were authorized in 2021, taking effect in 2023. These standards require us to expand and upgrade our wastewater treatment plants to meet the new requirements. On March 6, 2024, the SEC adopted final rules aimed at enhancing and standardizing climate-related disclosures, requiring registrants to provide specific climate-related information in their annual reports. These final rules face potential challenges in the U.S., and the outcome of ongoing litigation is uncertain. If the rules are implemented, we will be required to provide enhanced climate-related disclosures.

On June 26, 2023, the International Sustainability Standards Board (ISSB) of the IFRS Foundation issued two sustainability standards, IFRS S1 and IFRS S2, which require entities to disclose information on sustainability-related and climate-related risks and opportunities, respectively. In Mexico, the CNBV proposed significant changes to local ESG-related regulations, particularly through amendments to the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, known as the Circular Única de Emisoras (CUE). The CUE now requires issuers to prepare a sustainability report following ISSB standards. These amendments to the CUE entered into force on January 29, 2025. They established a phased implementation period under which issuers must adopt IFRS S1 and S2, starting with their 2026 reports for the 2025 fiscal year. While external assurance by auditors will not be required for the 2026 reports covering the 2025 fiscal year, limited external assurance will be mandatory for the 2027 reports covering the 2026 fiscal year, and reasonable external assurance will be required for the 2028 reports covering the 2027 fiscal year.

Compliance with these new regulations, or similar ones imposed in other countries where we operate, may necessitate significant additional compliance costs. This includes implementing new internal controls, processes, and procedures for matters that have not previously required oversight. Additionally, the management and board of directors may face increased obligations. Any changes to or enforcement of these regulations, perceived failure to comply, or the introduction of new regulations could result in lawsuits, penalties, fines, operational restrictions, or further compliance requirements, potentially adversely affecting our business, results of operations, and reputation. We may also encounter overlapping and potentially conflicting ESG disclosure requirements across multiple jurisdictions. Moreover, many of our suppliers and others in our value chain may be subject to similar expectations, which could create additional risks, some of which may not be known to us. For more information on environmental regulation, see “Item 4, Information on the Company – Regulatory Framework – Mexican Environmental Regulation.”

Additionally, we establish and publicly announce goals relating to our environmental, social, and governance commitments. A failure, or perceived failure, to meet these goals or comply with regulatory requirements, investor expectations, or stakeholder standards could negatively impact our business. Moreover, our ESG initiatives may not achieve their intended outcomes for various reasons, including our inability to realize the expected benefits or successfully implement new strategies, which could further harm our business.

Risks Related to Our Strategic Shareholder

AMP, our strategic shareholder, has a significant influence over our operations, and AMP’s interests may differ from those of other shareholders.

AMP holds Series BB shares, representing 15% of our total capital stock. The BB Series shares have certain special rights that allow AMP to exercise significant influence over our operations. Through its right to appoint and remove members of our senior management, AMP participates in the decision-making process of our management in areas such as business strategy, operations, financing, acquisitions, and dispositions of assets or business.

Pursuant to our bylaws, AMP (as holder of our Series BB shares) has the right to appoint and remove our top-level executive officers (upon consultation with our Nominations and Compensation Committee), to elect four members of our board of directors and their alternates and to designate three members of our Operating Committee and 20% of the members of each other board committee (or one member of any committee consisting of fewer than five members). Audit Committee members are selected according to Mexican and U.S. independence standards. Certain matters require the favorable vote of the majority of the Series “BB” shares (including the approval of our financial statements, increases or decreases in our capital stock, the payment of dividends, the amendment of our bylaws, and any decision that has the objective to modify or annul its right to appoint our top-level executive officers). These rights are not conditioned on whether the technical assistance agreement and the participation agreement remain in force. Pursuant to our bylaws, if at any time AMP (as the holder of our Series

BB shares) were to hold less than 7.65% of our capital stock in the form of Series BB shares, such shares would be mandatorily converted into Series B shares, which would cause AMP to lose all of its special rights. Shareholders of AMP have allocated among themselves certain veto rights relating to the exercise of its veto and other rights, which increases the risk of the impasse at AMP shareholders’ meetings and, ultimately, at our shareholders’ meetings. Differences in points of view among AMP’s shareholders with respect to our management could affect our results of operations. The interests of AMP may differ from those of our other shareholders.

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

In the past, there have been some disputes among AMP’s shareholders. If disputes among AMP’s shareholders were to occur in the future, it is not possible to predict if they would result in a deadlock at our shareholders’ meetings or distract our management or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations. In addition, AMP’s veto, appointment, and other rights could adversely impact our operations and constitute an obstacle for us in bringing in a new strategic shareholder and/or operator.

If AMP should decide to sell all or a portion of its interest in us, our operations could be adversely affected.

AMP currently has a significant influence on our management, as described above. AMP can sell nearly all of its shares. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Should AMP divest its interest in us or cease to hold Series BB shares, our management could change. As a result, our operations could be adversely and significantly affected.

Our operations could be adversely affected if the technical assistance agreement is not renewed with AMP.

AMP provides services through the technical assistance agreement, through which AMP provides our airports with expertise in operating in the aeronautical sector and strategic planning guidance to increase aeronautical and non - aeronautical revenues, in addition to knowledge of the Mexican government and business sectors and assistance with the negotiation of our Master Development Programs. Therefore, if either we or AMP decide not to renew the technical assistance agreement, it would require time and potentially higher costs for us to replace AMP’s strategic expertise through contracts with new external advisors. Apart from the possible higher costs, the need to replace AMP could impact on our business strategy and ongoing projects, such as the successful negotiation of tariffs, investments, and other elements of our Master Development Programs. As a result, our results of operations could be negatively affected. For more detailed information on the technical assistance agreement with AMP, see “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Failure to comply with certain requirements of the privatization guidelines and the participation agreement relating to our privatization could have a material and adverse effect on our operations or the value of our securities.

Pursuant to the guidelines published by the Mexican government during the first phase of our privatization and the participation agreement setting forth the rights and obligations of each party involved in our privatization, AMP assumed certain rights and responsibilities.

Although we believe AMP satisfies all its requirements under the privatization guidelines and the participation agreement, there can be no assurance that allegations or official inquiries relating to AMP’s compliance with its obligations under those requirements will not take place. In the event of future inquiries or an official finding that AMP is or was not in compliance with the requirements of the privatization guidelines or the participation agreement, AMP could be subject to fines, and the technical assistance agreement between us and AMP could be terminated, which could have a material effect on our operations. In addition, there can be no assurance that any such developments will not result in a material decrease in the market value of our shares, ADSs, or their liquidity.

Disputes with or among our shareholders or challenges to certain provisions of our bylaws may affect our operations.

In the past, there have been disputes with certain shareholders primarily regarding certain shareholding limitations outlined in our bylaws. See — “The Company’s bylaws can discourage acquisitions and depress the market for our shares.” These disputes have led challenging shareholders to commence legal proceedings seeking (i) to modify our bylaws to eliminate the foregoing shareholding limitations and (ii) to terminate AMP’s special rights that stem from AMP’s ownership of our Series BB shares. Although the Mexican Supreme Court has upheld the validity of these provisions of our bylaws, we cannot guarantee that future challenges to our bylaws will not emerge. If disputes with certain of our shareholders were to occur in the future, it is not possible to predict if they would distract our management or result in a deadlock at our shareholders’ meetings or what effects such events might have on the price of our stock, its liquidity or our market value and the effects that these conflicts could have on our business or results of operations.

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments and security concerns in Mexico could adversely affect our business and results of operations.

In 2022, 2023, and 2024, domestic terminal passengers represented approximately 57.2%, 57.3%, and 55.4% of the passenger traffic volume in our airports. In addition, a significant portion of our assets and operations are located and conducted in Mexico. Accordingly, our financial condition and results of operations are substantially dependent on the prevailing economic conditions in Mexico. As a result, our business, financial condition, and results of operations could be adversely affected by the Mexican economy’s general condition, by the depreciation of the Mexican peso, by inflation and high interest rates in Mexico, or by political, social, and economic developments in Mexico. Declines in growth, high inflation rates, and high interest rates in Mexico generally adversely affect our operations. If inflation in Mexico increases while economic growth slows, our business, results of operations and financial condition will be affected. The Mexican government may adopt policies, changes in law, and drastic measures to attempt to control and reduce inflation, such as price controls and restriction product offerings, which may significantly affect Mexican private businesses, supply chains, and, ultimately, our margins. In addition, high interest rates and economic instability could increase our financing costs.

In the past, Mexico has experienced economic crises caused by internal and external factors characterized by exchange‑rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We cannot assume that such conditions will not return or will not adversely affect our business, financial condition, or results of operations.

The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico. This correlation may impact Mexico’s GDP growth and other macroeconomic conditions. The Mexican economy achieved accurate GDP growth rates of 1.2%, 3.1%, and 3.1% in 2024, 2023, and 2022, respectively, and is estimated to increase by 1.4% in 2025, according to the World Economic Outlook published by the International Monetary Fund in January 2025.

In recent years, Mexico’s sovereign debt rating was subject to downward revisions and negative outlooks from major rating agencies as a result of such agencies’ assessment of the overall financial capacity of the government of Mexico to pay its obligations and its ability to meet its financial commitments as they become due. Factors influencing such rating have historically included, among others, concerns about public spending pressure, election cycles, trade tensions, the ability of the Mexican state oil company (Petróleos Mexicanos, or “PEMEX”) to meet its obligations, and the Mexican government’s support of PEMEX and the general macroeconomic outlook, and more recently, the constitutional overhaul risks undermining the checks and balances of the country’s judicial system. We cannot ensure that the rating agencies will not announce additional downgrades of Mexico and/or PEMEX in the future. These downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, and results of operations. If the Mexican economy experiences a deterioration in GDP growth or of economic conditions such as inflation, interest rate increases, or downgrade of sovereign debt, among other factors, the activities, financial situation, cash flows, and/or our results of operations could be adversely and significantly affected.

During 2024, average reference interest rates in Mexico decreased by 40 basis points compared to 2023. The annualized interest rates on 28‑day short‑term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 7.7%, 11.1% and 10.7% for 2022, 2023, and 2024, respectively. As of December 31, 2024, 41.4% of our long-term debt has interest payments at a variable rate, all of which are indexed to the 28-day TIIE reference rate, which highly exposes us to risk due to fluctuations in market interest rates.

If inflation or interest rates increase significantly or if the Mexican economy is otherwise further adversely impacted, our business, financial condition, prospects, and results of operations could be materially and adversely affected because, among other things, demand for transportation services may decrease. Similar events may occur, and the recurrence of such events may adversely affect our business, results of operations, prospects, and financial condition.

In addition, Mexico has experienced periods of increasing criminal activity and violence and increased homicide rates, primarily due to organized crime. This poses a risk to our business and might negatively impact business continuity. An increase in crime rates could negatively affect our sales and passenger traffic, increase our security expenses, affect our hours of operation, and result in higher personnel turnover or damage to the perception of our brands. Furthermore, as consumer behaviors adapt to the heightened perceived and actual security threats, people may become increasingly reluctant to travel across Mexico. This shift could impact foreign direct investment, affecting our business and financial performance. The heightened security concerns may deter potential investors, affecting not only our direct operations but also the broader investment landscape in the region.

Political developments and constitutional reforms in Mexico could have an adverse effect on our business, results of operations, or financial condition.

Political instability has been a determining factor in business investment and economic conditions in Mexico. Our financial condition and results of operation may be adversely affected by changes in laws, public policies, and/or regulations or the use of public referendums (consultas populares) to the extent that such changes affect the nation’s economic policies, growth, stability, outlook, or regulatory environment. Political disagreements between the executive, legislative, and judicial branches may result in a standstill, delaying the implementation of critical political and economic reforms. In addition, any actions taken by the administration may lead to riots, protests, and looting that could adversely affect our operations.

Political events in Mexico may significantly affect our business operations. In June 2024, Mexico held presidential, federal, and local elections. The first woman in the history of Mexico won the presidency, and her party won a qualified majority in both the Senate and the House of Representatives, as well as most local elections. This political majority grants the new Mexican Administration enough authority to enact changes to the Mexican Constitution, laws, policies, and regulations. According to recent constitutional amendments, Mexican presidents, who were previously limited to one six-year term, are now also subject to a public vote of no confidence (revocación de mandato) in the third year of their term, which could lead to their removal. Any revocation of a president’s mandate and subsequent elections could create political instability, which may significantly adversely affect investor confidence in Mexico, the Mexican economy, exchange rates, and trade, which could, in turn, adversely impact our business.

The Mexican government has increasingly enacted significant changes to policies and regulations. During the previous administration, several actions, such as the cancellation of public and private projects following public referendums, most notably the cancellation of the new Mexico City airport, significantly undermined investor confidence, prompting a downgrade of Mexico’s sovereign rating. It is generally expected that the current administration will continue the predecessor’s political and economic agenda and that the Mexican federal government will increasingly make significant changes to policies, laws, and regulations, including amendments to the Mexican Constitution that have raised concerns about judicial independence and the rule of law in Mexico.

The current Mexican Administration has approved wide-ranging constitutional reforms. As of the date of this filing, adopted reforms include (i) significant modifications to the Mexican judicial system, (ii) the elimination of autonomous governmental bodies, such as the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos), the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”), and the Federal Antitrust Commission (Comisión Federal de Competencia Económica, or “COFECE”), (iii) the reform of the constitutional supremacy, which limits the judicial system’s faculties to review, challenge and ultimately invalidate constitutional reforms. Such reform potentially allows the ruling party to approve constitutional reform proposals without the support of opposition lawmakers and any judicial challenge towards its invalidation.

We cannot predict the nature, timing or scope of any future legal or constitutional reforms or whether they will be enacted. However, further measures that challenge the autonomy of governmental institutions or the judicial system’s independence could negatively impact the Mexican economy and undermine’s investor confidence. Any changes to laws, policies, or regulations as a result of such reforms may materially and adversely affect our business, financial condition, and results of operations.

Additionally, our financial condition and results of operations are also exposed to fluctuations in the value of the peso relative to the U.S. Dollar, inflation, interest rates, and changes in the nation’s political or regulatory environment. Any of these factors, individually or collectively, may adversely affect Mexico’s economic situation, business operations, and ability to repay indebtedness. We cannot guarantee that political, economic, or social developments in Mexico, over which we have no control, will not adversely affect our financial condition or market performance.

Fluctuations in the value of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Significant future appreciation or depreciation of the peso could influence our overall passenger traffic volume, potentially leading to a material adverse effect on our operations. In 2022, the peso appreciated 5.0% against the U.S. dollar, while in 2023, it appreciated by 12.7%. In 2024, the peso depreciated 20.0% against the U.S. dollar. Additionally, rising inflation in the U.S., the extent of which remains uncertain, could impact the value of the peso relative to the U.S. dollar. Notably, in 2024, inflation in the U.S. increased by 3.0%. A significant depreciation of the peso may impact our total passenger traffic volume by increasing travel costs for domestic passengers. Conversely, a significant appreciation of the peso could affect aggregate passenger volume by increasing travel costs for international passengers.

International passengers and flights pay tariffs in U.S. dollars; however, in Mexico, these tariffs are typically invoiced and collected in Mexican pesos. Since these tariffs are based on the average exchange rate from the 30 days preceding a flight, a substantial depreciation of the peso during the last two months of any year could lead us to exceed our maximum rates, violating our concession agreement. In such a case, we might have to issue rebates to our customers to avoid surpassing these maximum rates. On the other hand, a significant appreciation of the peso may cause us to invoice substantially less than our maximum rate per workload unit, and we would not be able to recover lost revenue in such situations.

After acquiring DCA in 2015, we took on debt in U.S. dollars. A devaluation of the peso would raise the debt service costs associated with this U.S. dollar-denominated debt and result in foreign exchange losses. In 2024, 98% of MBJA’s and NMIA’s revenues, 88% of their operating expenses, and 82% of their capital expenditures were denominated in U.S. dollars, with the remaining 12% of operating expenses and 18% of its capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s debt was also denominated in U.S. dollars in 2024. Therefore, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may affect our performance through the consolidation of MBJA and NMIA’s financial and operating results.

Furthermore, changes in the peso and the U.S. dollar exchange rate, particularly depreciations, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange. As a result, such peso depreciations will likely impact the market price of the ADSs. Exchange rate fluctuations could also affect the ADS depositary’s ability to convert peso cash dividends and other distributions related to the Series B shares into U.S. dollars in a timely manner.

We cannot guarantee that fluctuations or depreciation of the peso relative to the U.S. dollar will not require us to issue rebates to prevent exceeding our maximum rates, compel us to invoice substantially less than our maximum rate per workload unit, or negatively impact our financial results. Additionally, while most of our operating costs are in pesos, we cannot predict whether our cost of services will increase due to the peso depreciation or other factors.

The Mexican government exercises significant influence over the economy, and we face the risk of change in law.

The Mexican government increasingly seeks to exert additional influence over the Mexican economy. Policies implemented by the Mexican government, changes in law, and structural reforms may significantly affect Mexican private businesses, assets, and securities. In the past, no party had a majority in Mexico’s congress, and congressional opposition hampered the passage of laws and reforms. The president’s political party and its allies hold a qualified majority in the House of Representatives and the Senate and a strong influence in various local legislatures. The increased influence of the executive branch increases the risk of unexpected changes in law and policy.

Our business could be adversely affected by other claims by certain Mexican municipalities.

Certain Mexican airports are subject to claims by the municipalities in which they operate regarding our failure to obtain certain municipal licenses. Although we do not believe that we are subject to the license requirements at issue if the municipalities require additional licenses or make changes to the current laws and we are unable to obtain the necessary licenses or if we do not prevail in proceedings challenging these requirements, our failure to obtain these licenses could have a material adverse effect on the operations of certain of our airports and consequently on our financial condition and results of operations.

The security situation in Mexico could adversely affect the Company’s business, operating results, and financial condition.

Mexico continues to face public security challenges, with high levels of violence and crime in various regions of the country. Despite efforts by the Mexican government, criminal activity persists and, in some cases, has impacted the country’s economic environment and international reputation as a destination for tourism and investment. The continuation or intensification of current levels of insecurity could negatively affect the Mexican economy or the Company’s operations in the future.

An increase in crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on the Company’s operating results, economic outlook, and financial condition, as it may lead to a reduction in both international and domestic passenger traffic to and within Mexico.

The U.S. Department of State has issued travel advisories recommending that U.S. citizens avoid or postpone non-essential travel to certain states in Mexico due to security concerns. In its most recent advisory, issued on September 6, 2024, U.S. citizens were urged not to travel to states such as Colima, Guerrero, Michoacán, Sinaloa, Tamaulipas, and Zacatecas. It also recommended postponing non-essential travel to cities, states, and other regions including Baja California, Chiapas, Chihuahua, Guanajuato, Jalisco, Morelos, and Sonora. These advisories cover regions where GAP operates airports, such as Tijuana, Mexicali, Guadalajara, Puerto Vallarta, Guanajuato, Morelia, Manzanillo, Hermosillo, and Los Mochis.

Finally, while the impact of insecurity may vary by region and can be mitigated through internal prevention and control measures, the Company cannot guarantee how this situation will evolve, whether it will remain localized or spread to other areas of the country, or what potential adverse effects it may have on the national economy and, consequently, on our operations, results, and financial condition.

Adverse domestic events could negatively impact our business and the results of our operations.

The operations of our airports may be disrupted due to the actions of third parties, such as protestors or demonstrators, which are beyond our control. Any disruption in our operations or adverse consequence resulting from protests or riots, including flight delays, a work stoppage, or other similar events, may have a material adverse effect on the operation of our airports and our results of operations.

Demonstrations and riots taking place in cities where our airports are located and where they are either a potential target or on the path of such demonstrations could generate flight cancellations and the suspension of our operations and could materially and adversely affect our business, results of operations, prospects, and financial condition. See “Risk Factors – Risks Related to Mexico – High incidences of crime in Mexico and violence related to drug trafficking could adversely affect our business.”

Minority shareholders may be less able to enforce their rights against us, our directors, or our strategic shareholders in Mexico.

Under Mexican law, the protections afforded to minority shareholders are different from those afforded to minority shareholders in the United States. For example, because provisions concerning fiduciary duties of directors have only recently been incorporated into the new Securities Market Law, it may be difficult for minority shareholders to bring an action against directors for breach of this duty and achieve the same results as in most jurisdictions in the United States. In addition, the procedures for class action lawsuits were incorporated into Mexican law and became effective in March 2012; however, certain rules and procedures could be different than the ones in the United States. Therefore, in some cases, it may be more difficult for minority shareholders to enforce their rights against us, our directors, or our strategic shareholders than it would be for minority shareholders of a U.S. company.

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

Risks Related to Jamaica

Adverse economic conditions in Jamaica may adversely affect our financial condition or the results of our operations.

Although 99.9% of the passenger traffic at our Jamaican airports consists of international passengers, the overall performance of the Jamaican economy, over which we have no control, can still impact our business. Jamaica is a small, emerging market that has faced challenges such as low growth and high public debt. Due to its size, significant indebtedness, and reliance on exports to a limited number of primary markets, such as the United States and Canada, the Jamaican economy is particularly vulnerable to external shocks. Additionally, the country grapples with social and security issues, including drug trafficking, high rates of violent crime, underemployment, and youth unemployment.

If economic growth remains insufficient to reduce poverty, Jamaica may continue to experience social challenges, particularly among youth, leading to high crime rates and unemployment. According to the Statistical Institute of Jamaica, the unemployment rate was estimated at 3.5% in October 2024, down from 4.2% as of October 2023.

If inflation or interest rates in Jamaica rise significantly, or if the economy faces other negative impacts, our business, financial condition, or results of operations may also be adversely affected.

Political conditions in Jamaica could materially and adversely affect Jamaican economic policy or business conditions and, in turn, our operations in Jamaica.

Any change in the administration of the Government of Jamaica could lead to economic or political conditions that may significantly impact our operations. Additionally, any unfavorable legislative changes in the future could adversely impact our business, financial condition, operational performance, and cash flows.

In 2022, the Supreme Court of Jamaica issued a landmark ruling that classifies security guards as employees of the firms that contracted them rather than as independent contractors, as was previously the case. This ruling imposes employer tax obligations on security firms regarding their security guards and other related employee expenses. As a result, security firms are now requesting a 50% increase in their rates to offset these new costs, which could negatively impact our business and results of operations. This ruling took effect on September 23, 2022.

Our business in Jamaica is subject to substantial governmental regulation.

Our Jamaican airport concessions are regulated principally by the AAJ, an agency of the Jamaican government, under the Airports Authority Act of 1974. In April 2003, the AAJ divested operational responsibility for the Montego Bay airport to MBJA under a concession agreement pursuant to which MBJA is responsible for the management of the day-to-day operations of the Montego Bay airport in keeping with specific performance criteria and prescribed international standards. In addition, on October 10, 2018, the AAJ signed a concession agreement with PACKAL for the management of the day-to-day operations of Kingston airport. The AAJ retains ownership of the non-movable assets of these airports. Our Jamaican airports pay a concession fee to the Jamaican government and, at the end of the concession agreements, will transfer the infrastructure of our Jamaican airports and any movable assets acquired during the period of the concessions to the AAJ. Regular performance reviews and other contract administration oversight functions are conducted by the AAJ, as specified in the concession agreements. There can be no assurance that governmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects, or financial condition. However, certain provisions within the concession agreements offer some protection for MBJA and PACKAL in the event of adverse changes in Jamaican law. In certain instances, if there is an adverse change in Jamaican law resulting in an unavoidable net increase in costs or net reduction in revenues for MBJA and PACKAL, both will be entitled (subject to the remaining provisions of the MBJA and PACKAL Concession Agreements) to monetary compensation from AAJ. See “Item 4, Information on the Company – Regulatory Framework.”

High incidences of crime in Jamaica, particularly violence related to drug trafficking, could adversely affect our business.

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of January 23, 2024, warn travelers about the risks of visiting Jamaica. These alerts highlight concerns over safety and security due to rising crime rates, including violent crime, in various regions across the country. Additionally, they mention challenges in accessing medical services, as many hospitals and doctors overseas do not accept U.S. health insurance. Specific areas in Montego Bay and Kingston near our Jamaican airports are noted for increased criminal activity.

Furthermore, negative perceptions about crime and drug-related violence in Jamaica may also adversely affect our business by reducing international passenger traffic to the country. The rise in crime could lead to a decline in international travelers visiting Jamaica.

Government tax legislation in Jamaica may have an adverse effect on our financial condition and results of operations.

The Jamaican government has, in recent years, implemented various changes to the tax laws applicable to Jamaican companies. Except for certain relief from withholding tax in relation to interest on commercial and shareholder loans to non-resident lenders and to dividends to non-resident shareholders, and in the case of our Jamaican airports, certain relief from customs duty and general consumption tax on major capital investment, the terms of our concession agreements do not exempt us from generally applicable Jamaican tax laws. Changes to tax laws and regulations in Jamaica could significantly increase our tax expense, which could have a material adverse impact on the results of operations.

We cannot predict the impact that changes in law if fully implemented and applied to us, will have on our business, financial condition, and results of operations. In addition, we cannot predict the indirect impact that such legislation could have on our customers and shareholders.

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

Priority in case of Bankruptcy.

In the case of bankruptcy and our subsequent liquidation, our shareholders will be considered, in terms of priority, as our last creditors. In accordance with the Mexican Commercial Bankruptcy Law, in the event of a declaration of bankruptcy, all claims against us, including claims in favor of employees, tax claims, and claims by our creditors, will have preference over our shareholders’ right to receive payment. In the event of our total liquidation, it is highly probable that our current shareholders, including current owners of our Series “B” shares, will recover an amount significantly lower than originally paid for their shares.

The Company’s bylaws can discourage acquisitions and depress the market for our shares.

Certain provisions in our bylaws could have the effect of delaying, deterring, or preventing a hostile takeover, which could be supported by certain shareholders. For example, individual shareholders (or groups of related parties) cannot own more than 10% of our Series “B” shares, except if our shareholding limits were to be amended. In addition, in the event that a person or group of related persons intended to acquire ownership of 30% or more of our shares, in accordance with Mexican legislation, said persons would be required to carry out the acquisition through a public offering under the terms and conditions outlined in the Mexican Securities Market Law and subject only to the exceptions provided therein. These provisions may reduce the interest of certain investors in our shares.

As a result of the volatility of the Mexican stock market, the market price of shares may experience extreme fluctuations in price and trading volume.

Lack of liquidity or market volatility may limit the ability of a holder of Series “B” shares to sell their interest and may also adversely affect the market price of our Series “B” shares. The trading volume of instruments issued by emerging market companies tends to be lower than those issued by companies in more developed countries.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We hold concessions to operate, maintain, and develop twelve international airports in Mexico’s Pacific and Central regions and two international airports in Jamaica. As airport operators, we charge airlines, passengers, and other users fees for using airport facilities. We also earn rental and other income from commercial activities at our airports, including leasing space to restaurants and retailers, parking slots, and advertising.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (sociedad anónima bursátil de capital variable) is a corporation organized under Mexican law. It was established in 1998 as part of the Mexican government’s initiative to open Mexico’s airports to private investment. The corporation is established with a duration of 100 years.

All of our Mexican concessions have a duration of 50 years, beginning on November 1, 1998. The SICT may extend this term for an additional 50 years under certain circumstances.

Our wholly owned Spanish subsidiary, DCA, holds a 74.5% stake in MBJA, which has the concession to operate, maintain, and utilize Montego Bay International Airport in Jamaica for a period of 30 years, beginning on April 12, 2003. On July 26, 2024, MBJA signed amendments to the Concession Agreement with the AAJ to address the impacts experienced by the Concessionaires during the COVID-19 pandemic. As a result, the concession term has been extended to 31 years from the commencement date, now expiring in March 2034. Notably, this concession does not include an extension provision beyond the revised term.

On October 10, 2018, we signed a concession agreement with the Government of Jamaica to operate, modernize, and expand the NMIA in Kingston, Jamaica, for a period of 25 years, with a possible five-year extension. We took control of the operation and management of NMIA on October 10, 2019.

Our registered office address is provided on the cover of this annual report on Form 20-F. Our telephone number is +52 (33) 3880-1100. Our U.S. agent is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Opening Mexican Airports to Private Investment

In 1998, the Mexican government issued the Investment Guidelines for the Opening of Investment in the Mexican Airport System. These guidelines identified 35 of Mexico’s 58 main airports and grouped them into four airport groups: Grupo Aeroportuario del Pacífico, or the Pacific Airport Group (twelve airports); Grupo Aeroportuario del Sureste, or the Southeast Airport Group (nine airports); Grupo Aeroportuario del Centro-Norte, or the Central-North Airport Group (thirteen airports) and Grupo Aeroportuario de la Ciudad de México, or the Mexico City Airport Group (one airport).

The guidelines established a two-stage program for allowing private investment in these airport groups. In the first stage, public auctions were held to award a minority interest in each airport group to a strategic partner. The second stage involved selling all or a part of the remaining interest in each airport group through public offerings in the Mexican and international capital markets. All airport groups, except the Mexico City Airport Group, have successfully completed both stages of this program.

As a result of opening Mexico’s airports to private investment, we and our subsidiaries are no longer bound by regulations governing wholly owned government companies. We believe this gives us the flexibility to develop and implement our business strategy effectively and respond to potential business opportunities.

Investment by AMP

In 1999, the Mexican government conducted a public auction as part of the first stage of its program to open airports to private investment. During this auction, the government sold a 15% equity interest in our Company to AMP.

The current shareholders of AMP are as follows:

•
Controladora Mexicana (“CMA”) owns 66.67% of AMP. According to the privatization guidelines set by the Mexican government during the first phase of this privatization, which require strategic shareholders to have, among other characteristics, an “operating” partner and a “Mexican” partner (each termed a “key partner”), CMA is one of AMP’s two key partners, acting as the designated “Mexican” partner.
•
Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns the remaining 33.33% of AMP. Aena Internacional is a wholly owned subsidiary of Aena, S.A. (“Aena”), which is the parent company of the Spanish economic group “Grupo AENA”. Aena operates 46 airports and two heliports in Spain and, through Aena Internacional, in addition to its stake in AMP, it holds 100% of the share capital of the concessionaire of six airports in Brazil, owns 51% of London Luton Airport Holding III Limited, a British airport company that manages London Luton Airport, and has significant stakes in two other airports in Colombia.

AMP paid the Mexican government a total of Ps.2.45 billion (nominal pesos, excluding interest) (U.S.$261.0 million based on the exchange rates in effect on the date of AMP’s bid) in exchange for the following:

•
All of our Series BB shares, representing 15% of our capital stock; and
•
The right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a fifteen-year technical assistance agreement and a shareholders’ agreement. These agreements are described in additional detail in Item 7.

The Technical Assistance Agreement with AMP

Under the technical assistance agreement, we receive management and consulting services, along with industry expertise and technology from AMP. In return, we pay a fee. This agreement grants us an exclusive license in Mexico to utilize all technical assistance and expertise transferred to us by AMP or its shareholders throughout the duration of the agreement. AMP support us in various areas, including the development of our commercial activities, preparation of marketing studies aimed at increasing passenger traffic, assistance with the Master Development Programs we are required to submit to the SICT, and improvements to our airport operations. Our management believes that if we were to lose the technical assistance provided through our agreement with AMP, it could adversely and significantly affect our results of operations.

The agreement automatically renews for successive five-year terms unless one party gives notice of termination at least 60 days before the planned expiration date. According to our bylaws, if we wish to renew or cancel the technical assistance agreement, we require approval from 51% of Series B shareholders, excluding AMP or any related parties. A party may also terminate the technical assistance agreement before its expiration date if the other party fails to comply with its terms. The technical assistance agreement with AMP was automatically renewed on August 25, 2024 and it has been renewed automatically every five years since August 25, 2014.

The technical assistance fee is determined based on the greater of U.S.$4.0 million (adjusted annually for U.S. inflation since August 25, 2000, as measured by the U.S. CPI) or 5% of our consolidated annual income from operations at our Mexican airports (before deducting the technical assistance fee, income taxes, and depreciation and amortization, all in accordance with Mexican Financial Reporting Standards “MFRS”). In our opinion, this fee structure incentivizes AMP to help increase our annual consolidated earnings. As part of the agreement, AMP is also entitled to reimbursement for out-of-pocket expenses. In 2022, 2023, and 2024, the technical assistance fee, based on our Mexican airports’ income from operations, were Ps.756.6 million, Ps.851.3 million, and Ps.845.2 million, respectively. These amounts represented 4.5%, 4.6%, and 4.5% of our annual consolidated income from operations (before deducting the technical assistance fee, income taxes, and depreciation and amortization), respectively.

The technical assistance agreement permits AMP, its shareholders, and their affiliates to provide additional services to us only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a public bidding process involving at least three unrelated parties. For more information about this committee, see Item 6 herein. Our bylaws, the participation agreement, and the technical assistance agreement also include provisions designed to avoid conflicts of interest with AMP.

AMP’s Rights and Obligations under Our Bylaws

According to our bylaws, the holder of our Series BB shares, AMP, has the right to appoint and remove our top executives in consultation with our Nominations and Compensation Committee. Additionally, AMP can elect four members and their alternates on our board of directors. AMP also has the authority to designate three members of our Operating Committee and 20% of the members of the board committees (or one member of any committee with fewer than five members). Our Audit Committee members must be independent, per Mexican and U.S. independence standards. Furthermore, as the holder of our Series BB shares, AMP has the right to veto certain actions requiring shareholder approval. These actions include paying dividends, amending our bylaws, and any decision that seeks to alter or cancel AMP’s right to appoint our top executives. Additionally, AMP shareholders have assigned veto rights among themselves regarding the exercise of these vetoes and other rights. This arrangement increases the risk of an impasse at both AMP shareholders’ meetings and our Company’s shareholders’ meetings. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholders.”

Our bylaws state that, with certain exceptions, Series BB shares must be converted into Series B shares before any transfer. Furthermore, our bylaws and agreements made during the privatization process prohibited AMP from transferring any of its Series BB shares before August 25, 2004. Since August 25, 2014, AMP has been allowed to sell its interest in the Series BB shares. However, according to our bylaws, if AMP holds less than 7.65% of our capital stock in the form of Series BB shares, those shares will be mandatorily converted into Series B shares, resulting in the loss of all its special rights.

AMP Shares in Bancomext Trust

Per the participation agreement regarding the Mexican government’s sale of our Series BB shares to AMP, AMP has transferred its Series BB shares into a trust. The trustee for this trust is Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”). For a description of this trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

Under the terms of this trust, AMP can direct the trustee to vote on shares representing up to 10% of our total capital stock. The trustee will vote for any shares that exceed the 10% threshold according to the majority vote of the Series B shareholders. However, as described above, the trust does not alter the veto and other special rights granted to Series BB shareholders.

Global Offering and Establishment of ADR Facility with NYSE Listing

In 1999, 85% of our capital stock was transferred from the Mexican government to a trust established within Nacional Financiera, S.N.C., Institución de Banca de Desarrollo (“NAFIN”), an institution of development banking owned by the Mexican government. Then, in February 2006, we went public through an initial public offering. This allowed NAFIN to sell its 85% interest in our Company. During this offering, all of our outstanding Series B shares were sold to the public in Mexico, the United States, and other locations. As a result, NAFIN ceased to be a shareholder. However, we did not receive any proceeds from this offering, as the net proceeds from the sale of shares were remitted entirely to the Mexican government. Simultaneously, we established an American Depositary Receipt (“ADR”) facility with The Bank of New York Mellon (formerly known as The Bank of New York) and received approval to list our American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”). Moreover, we registered our Series B shares with the National Securities Registry (Registro Nacional de Valores) and listed them on the Mexican Stock Exchange.

Master Development Programs

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders is required to submit a Master Development Program for approval by the SICT every five years. This program outlines investment commitments for the regulated portion of our Mexican airport business, including capital expenditures and improvements, for the upcoming five-year period. Once approved by the SICT, these commitments become binding obligations under our Mexican concessions.

On August 27, 2024, the SICT approved our Master Development Programs for each of our Mexican airports for the 2025-2029 period. This five-year program took effect on January 1, 2025, and will remain in effect through December 31, 2029.

The table below presents our historical capital expenditures for our Mexican airports. Capital expenditures are calculated on a cash-flow basis, reflecting the investments actually incurred by each airport during a given year. The calculation excludes investments that were planned but not paid for during that year. To compare these expenditures with our committed investments for any given year, we need to subtract investments made in the previous year but paid for in the given year, and add investments that were allocated but no paid for in the given year. For the years 2022, 2023, and 2024, our unpaid allocated investments totaled Ps.853.5 million, Ps.901.5 million, and Ps.1,193.6 million, respectively. Most of these investments were made in accordance with the terms of our Master Development Programs.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2022		2023		2024
		(thousands of pesos)
Guadalajara	Ps.	3,395,226	Ps.	5,620,139	Ps.	3,831,300
Puerto Vallarta		1,611,207		1,938,333		1,398,424
Los Cabos		777,093		602,113		661,013
Tijuana		1,408,734		828,352		426,418
Guanajuato		137,138		253,995		269,115
Aguascalientes		140,771		168,688		175,273
Hermosillo		127,074		97,077		96,077
Mexicali		92,158		136,306		88,105
Los Mochis		29,667		75,169		87,126
La Paz		118,612		81,034		54,801
Manzanillo		49,580		69,680		40,371
Morelia		55,504		101,756		37,794
Other (1)		151,335		69,889		227,358
Total	Ps.	8,094,099	Ps.	10,042,531	Ps.	7,393,175

(1)
Includes SIAP, CORSA, PCP, ADP, AHP, and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2022		2023		2024
	(thousands of pesos)
Terminals	Ps.	4,807,895	Ps.	5,254,393	Ps.	4,470,653
Runways and aprons		1,991,148		3,514,886		1,469,763
Machinery and equipment		1,197,927		1,148,323		1,327,075
Other		97,129		124,929		125,684
Total	Ps.	8,094,099	Ps.	10,042,531	Ps.	7,393,175

In 2022, 2023, and 2024 2.5%, 26.2%, and 28.9% of our capital expenditures were financed by cash flows from operations, respectively. The remaining balance was funded through long-term debt securities issued in the Mexican capital markets (Certificados Bursátiles de Largo Plazo) and bank loans. We plan to continue financing most of our capital expenditures for our Mexican airports through debt issuances in the Mexican capital markets. However, our leverage levels or prevailing market conditions may restrict our ability to incur additional debt. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures in 2024 were allocated to the following types of investments at the majority of our Mexican airports:

•
Terminals. During 2024, we continued the expansion of several of our airports either by expanding and renovating existing airport facilities or by continuing the construction of new terminal buildings. This was primarily at Guadalajara, Puerto Vallarta, Los Cabos, Tijuana, Aguascalientes and Los Mochis airports.

•
Runways and aprons. During 2024, we continued renovating and expanding runways, taxiways and aprons at all of our airports, primarily at Guadalajara, Tijuana, Puerto Vallarta, Los Cabos and Guanajuato airports.

•
Machinery and equipment. We invested in machinery and equipment including the latest technology in baggage handling systems, baggage carousels, anti-return gates, metal detectors, other security-related equipment, passenger walkways, air conditioning equipment, and public information systems.

The following table sets forth our estimated committed investments for each airport for the five years from 2025 through 2029 under the new Master Development Programs expressed in thousands of constant pesos as of December 31, 2022, approved by the SICT on August 27, 2024. We are required to comply with investment obligations under these programs annually.

Estimated Committed Investments by Mexican Airport (2025-2029)(1)

	Year ended December 31,
	2025		2026		2027		2028		2029			Total
	(thousands of constant pesos as of December 31, 2022)
Guadalajara	Ps.	7,601,906	Ps.	4,211,520	Ps.	4,052,576	Ps.	1,152,143	Ps.	1,866,324	Ps.	18,884,469
Tijuana		1,319,298		1,513,110		1,737,794		1,869,573		1,530,802		7,970,578
Los Cabos		392,758		641,898		1,385,112		1,503,495		1,690,881		5,614,145
Puerto Vallarta		361,826		125,201		464,056		724,774		1,241,881		2,917,739
Guanajuato		614,078		263,857		444,215		353,710		683,852		2,359,711
Mexicali		236,434		264,840		213,180		263,753		339,901		1,318,108
La Paz		34,599		48,885		117,597		178,867		483,348		863,296
Morelia		36,598		84,913		130,706		181,495		418,526		852,239
Hermosillo		87,518		21,217		102,148		252,670		388,066		851,620
Aguascalientes		43,264		39,150		76,915		156,982		360,532		676,843
Los Mochis		188,421		53,522		42,235		108,879		94,014		487,072
Manzanillo		29,970		92,704		21,559		105,752		139,155		389,139
Total	Ps.	10,946,670	Ps.	7,360,817	Ps.	8,788,093	Ps.	6,852,096	Ps.	9,237,283	Ps.	43,184,959

(1)
Figures are expressed in thousands of constant pesos as of December 31, 2022. Therefore, they must be adjusted for increases in the Mexican PPI construction price index upon execution.

The following table sets forth our estimated committed investments for 2025 through 2029 by type of investment:

Estimated Committed Investments by Type for our Mexican Airports (2025-2029)(1)

	Year ended December 31,
	2025		2026		2027		2028		2029			Total
		(thousands of constant pesos as of December 31, 2022)
Terminals	Ps.	862,057	Ps.	2,491,931	Ps.	4,065,348	Ps.	3,254,669	Ps.	65,042	Ps.	10,739,047
Runways and aprons		2,873,273		3,101,491		2,807,097		2,106,120		2,202,808		13,090,789
Machinery and equipment		171,221		710,902		1,225,991		862,623		4,204,497		7,175,234
Land Adquisition		5,271,499		-		-		-		-		5,271,499
Other		1,768,620		1,056,493		689,657		628,684		2,764,936		6,908,390
Total	Ps.	10,946,670	Ps.	7,360,817	Ps.	8,788,093	Ps.	6,852,096	Ps.	9,237,283	Ps.	43,184,959

(1)
Figures are expressed in thousands of constant pesos as of December 31, 2022. Therefore, they must be adjusted for increases in the Mexican PPI construction price index upon execution.

Differences may arise between estimated committed investments and historical capital expenditures due primarily to the following factors: (i) the difference between capital expenditures that were made but not paid in the previous year and investments made but not paid in the current year; (ii) adjustments for inflation; and (iii) investments that are deferred into the first two months following the end of the corresponding fiscal year, among other considerations.

We allocated 87.4% of the total committed investments under our Master Development Program for the 2025–2029 period to five of our airports: Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, and Guanajuato.

We anticipate that the Master Development Program for the 2025-2029 period could primarily be financed through the debt market in Mexico, depending on our leverage levels and market conditions. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

Acquisition of DCA

On April 20, 2015, we acquired 100% of the shares of DCA for a total of U.S.$ 192.0 million. We financed the entire acquisition of DCA through bridge loans from external sources provided by Scotiabank Inverlat, S.A. (“Scotiabank”) and BBVA Bancomer, S.A. (“BBVA”). The loans were refinanced in March 2022, with maturities set for 2026.

DCA Assets

DCA has a 74.5% stake in MBJA, the entity with the concession to operate, maintain, and utilize Montego Bay International Airport in Jamaica. The remaining 25.5% stake in MBJA is owned by Vantage Airport Group Limited (“Vantage”), a Canadian joint venture that operates Vancouver International Airport. Montego Bay Airport is Jamaica’s main airport, located in the city of Montego Bay, which is situated along the tourist corridor between Negril and Ocho Rios, where 88% of the island’s hotel capacity is concentrated.

MBJA

On April 3, 2003, MBJA entered into a concession agreement with the AAJ, granting MBJA the rights and obligations to refurbish, develop, operate, and maintain Montego Bay International Airport for a period of 30 years starting from April 12, 2003 (the “MBJA Concession Agreement”). On July 26, 2024, MBJA signed amendments to the Concession Agreement with the AAJ to address the impacts experienced by the Concessionaires during the COVID-19 pandemic. As a result, the concession term was extended to 31 years from the commencement date, now expiring in March 2034. As the approved airport operator, MBJA is authorized to perform functions of the AAJ concerning Montego Bay airport. Additionally, MBJA is required to provide the airport services outlined in the agreement. The MBJA Concession Agreement is governed by Jamaican law, and MBJA cannot assign its rights or obligations under the agreement without prior written consent from the AAJ. Under the terms of the MBJA Concession Agreement, MBJA is also obligated to make certain capital investments. See “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession.”

In 2022, 2023, and 2024 MBJA made capital investments of U.S.$11.7 million, U.S.$18.6 million, and U.S.$20.8 million. In 2024, the capital expenditures were allocated to continued execution of the master plan works to include immigration and security expansion, major landside development works, east concourse expansion, expansion of the check-in hall, gates 1-7 rehabilitation, among other projects. In 2023, the capital expenditures were allocated to the expansion and renovation of the terminal building, the modernization of equipment, such as the replacement of the airports’ IT system, Jet Bridges, HVAC and air handling units, X-ray machines, fire detection and intrusion detection systems, among others, as well as the installation of an additional 2MW solar photovoltaic power plant. In 2022, the capital expenditures were allocated to the expansion and renovation of the terminal building, the modernization of equipment, such as the replacement of the airports' IT system, Jet Bridges, HVAC and air handling units, X-ray machines, fire detection and intrusion detection systems, among others, as well as the installation of an additional 2MW solar photovoltaic power plant.

In December 2019, the JCAA approved committed investments of U.S.$111.7 million for MBJA’s Capital Development Program for the 2020-2024 period. However, due to the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020, allowing them to commence in January 2022. In 2021, MBJA requested an additional deferral to begin executing the Capital Development Program at the earliest of January 2023 or after concluding discussions with the AAJ. Historically, MBJA’s investment commitments have been primarily funded through bank loans and cash flows from operations. On To partly finance these projects, MBJA arranged a U.S.$60.0 million credit facility in 2020 with the Bank of Nova Scotia and Bank of Nova Scotia Jamaica Limited. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures – Capital Expenditures in Jamaica.”

The following table sets forth our committed investments for 2020 through 2024 under the new Capital Development Program:

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(million)
Montego Bay	U.S.	41.9	U.S.	34.0	U.S.	21.9	U.S.	13.0	U.S.	0.9	U.S.	111.7

At their annual general meeting on March 5, 2024, MBJA’s shareholders approved a dividend payment of U.S.$30.0 million. As a result, dividends were paid in two equal tranches, on May 31 and September 2024. MBJA distributed U.S.$22.4 million in dividends to DCA based on its ownership stake, and U.S.$7.6 million to Vantage. Previously, at their annual general meeting on September 13, 2023, MBJA’s shareholders approved a dividend payment of U.S.$30.0 million. Consequently, on November 15, 2023, MBJA paid U.S.$22.4 million in dividends to DCA based on its stake, and U.S.$7.6 million to Vantage. Furthermore, during their annual general meeting on March 13, 2022, MBJA’s shareholders approved a dividend payment of U.S.$30.0 million. Following this decision, on June 7, 2022, MBJA distributed U.S.$22.4 million to DCA and U.S.$7.6 million to Vantage, corresponding to their respective stakes.

PACKAL

On October 10, 2018, PACKAL entered into a concession agreement with the AAJ, which grants PACKAL the right to refurbish, develop, operate, and maintain NMIA for 25 years, with the option to extend for an additional five years beginning October 10, 2019. As part of the concession agreement, we paid a total U.S.$ 7.1 million (comprising U.S.$2.1 million to the International Finance Corporation (“IFC”) and U.S.$5.0 million to the AAJ). PACKAL is required to pay the AAJ a concession fee of 62.01% of total aeronautical and commercial revenues. On July 26, 2024, PACKAL signed amendments to the Concession Agreement with the AAJ to address the impacts experienced by the Concessionaires during the COVID-19 pandemic. As a result, the concession fee was reduced from 62.01% to 53.22% of the total aeronautical and commercial revenues, effective September 11, 2023. The benefit of this change was recognized retroactively in our 2024 Income Statement.

All long-lived assets at NMIA are owned by the AAJ. At the end of the concession agreement’s, all assets, including improvements made to the airport facilities during this period, will automatically revert to the AAJ. In December 2019, the JCAA approved committed investments totaling U.S.$ 101.4 million for PACKAL’s Capital Development Program for the 2020-2024 period. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted PACKAL a deferral on its committed investments for 2020 so that these investments could begin in June 2021. The AAJ extended the deferral in 2021, although some projects, such as the solar project and incinerator upgrade, were initiated. In 2022, the landside roads and three car parking areas were totally rehabilitated, and the refurbishment of the incinerator was fully executed. Solar farm phase 1 started operations on October 12, 2022, reducing the consumption of energy supplied by the government and also reducing our carbon emissions. In July 2023 the total rehabilitation of all restrooms across the airport began being completed in 2024. PACKAL also procured a passenger loading bridge to replace one of the nine bridges at the airport. In 2024, the runway end safety area project was initiated, in compliance with the mandatory works specified in the concession agreement.

The following table sets forth our committed investments for 2020 through 2024 under the Capital Development Program:

	Year ended December 31,
	2020		2021		2022		2023		2024			Total
	(million)
Kingston	U.S.	16.2	U.S.	28.9	U.S.	34.9	U.S.	8.9	U.S.	12.5	U.S.	101.4

The revision process for the Capital Development Program for 2026-2030 commenced on 2024 for both Jamaican airports, with the new model scheduled to take effect on January 1, 2026.

BUSINESS OVERVIEW

Our operations

We hold concessions to operate 12 international airports in Mexico and two in Jamaica.

Mexican operations

Our twelve airports in Mexico serve two major metropolitan areas, Guadalajara and Tijuana, along with several tourist destinations, including Los Cabos, Puerto Vallarta, La Paz, and Manzanillo. We also service mid-sized cities such as Guanajuato, Hermosillo, Mexicali, Morelia, Aguascalientes, and Los Mochis. These airports are spread across nine of the 32 Mexican states, covering an area of approximately 566,000 square kilometers, with a total population of around 32.0 million, based on the INEGI 2020 national census. All of our Mexican airports are equipped to handle international flights and provide customs, refueling, and immigration services managed by the Mexican government, qualifying them as international airports under Mexican Law.

In 2022, 2023, and 2024, our Mexican airports handled 50.8 million, 56.5 million, and 55.3 million terminal passengers, respectively, establishing us as one of the largest private airport operators in the Americas. According to SICT data, by December 31, 2024, five of our airports ranked among Mexico’s top ten busiest airports based on commercial aviation passenger traffic. Our commercial aviation passenger traffic accounted for roughly 31.2%, 31.1%, and 30.7% of all arriving and departing commercial aviation passengers in Mexico in 2022, 2023, and 2024, respectively. In 2024, our Mexican airports recorded total revenues of Ps.26.5 billion. Of such revenues, Ps.20.4 billion corresponds to the sum of aeronautical and non-aeronautical revenues, and Ps.6.2 billion corresponds to improvements to concession assets.

Our Mexican airports have several major international routes, including the Guadalajara-Los Angeles, which, in 2024, ranked as the third largest international route in Mexico by the total number of passengers according to the Federal Civil Aviation Agency. Additionally, our airports serve popular resort destinations, such as Puerto Vallarta and Los Cabos, which attract many tourists from the United States. Furthermore, the Federal Civil Aviation Agency identifies our airports as key players in major domestic routes, including Guadalajara-Mexico City, the country’s third busiest route in 2024. Other top domestic routes based on total passenger traffic include Mexico City-Tijuana and Guadalajara-Tijuana, which ranked fourth and fifth, among Mexico’s busiest domestic routes in 2024.

Principal Mexican Airports by Passenger Traffic (2024)

Total Aviation Passengers
(thousands)
Mexico City (1)	45,359
Cancun	30,564
Guadalajara*	17,849
Monterrey	13,651
Tijuana*	12,546
Los Cabos*	7,488
Puerto Vallarta*	6,804
AIFA	6,348
Merida	3,717
Guanajuato*	3,169

Source: SICT and Company data.

* Indicates airports operated by us.

(1)
Commercial aviation passengers.

Guadalajara and Tijuana are two of Mexico’s most prominent commercial and industrial centers. Both cities have significant maquiladora industries. The maquiladora plants work by importing raw materials and exporting finished products. Manufacturers pay tariffs only on the value added in Mexico. Initially, these plants were established along the Mexico-U.S. border, but they have since moved further south to take advantage of lower labor costs, a larger and more diverse labor pool, and inputs available from Mexican suppliers. According to SICT, in 2024, the Guadalajara and Tijuana airports were the third and fifth busiest airports in terms of passenger traffic, respectively. In 2022, 2023, and 2024, these airports accounted for approximately 55.0%, 54.7%, and 54.9%, respectively of our Mexican airports’ terminal passenger traffic and 51.9%, 52.2%, and 50.4%, respectively of our Mexican airports’ total revenues (in 2022, 2023, and 2024 they represented 47.6%, 48.3%, and 49.1%, respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

According to reports by the Mexican Ministry of Tourism, Mexico is one of the most popular tourist destinations globally, with a historical record of being among the top fifteen countries worldwide regarding foreign visitors. The Mexican Ministry of Tourism reported about 38.3 million international tourists in 2022, which increased to approximately 42.1 million and 45.0 in 2023 and 2024, respectively.

The tourism industry is one of the largest generators of Mexico’s economy. The region bordering the Pacific Ocean, where several of our airports are, is a top tourist destination due to its beaches and cultural sites, with numerous hotels and resorts. Los Cabos, Puerto Vallarta, La Paz, and Manzanillo are popular Mexican tourist destinations. Among these, Los Cabos and Puerto Vallarta are the most popular, with Los Cabos being the third most popular international tourist destination and Puerto Vallarta the fourth in terms of visitors in 2024, according to the Mexican National Institute of Migration (Instituto Nacional de Migración).

In 2024, Los Cabos and Puerto Vallarta airports handled 7.5 million and 6.8 million terminal passengers, respectively, from 7.7 million and 6.8 million terminal passengers in 2023. In 2022, 2023, and 2024, these two airports represented 26.1%, 25.7%, and 25.8%, respectively, of our Mexican airports’ terminal passengers and 33.9%, 33.1%, and 34.4 % of our Mexican airports’ total revenues (36.3%, 35.1%, and 34.5%, respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In addition, these two airports have general aviation and Fixed Base Operations (“FBO”) terminals that offer specialized, full-service operations to general aviation aircraft, including refueling, cleaning, and catering.

Our other six Mexican airports serve mid-sized cities, including Leon, Hermosillo, Mexicali, Morelia, Aguascalientes, and Los Mochis. These cities have diverse economic activities: some are industrial centers (Leon, Hermosillo, Mexicali, and Aguascalientes), while others function as hubs for significant agricultural regions (Leon, Morelia, and Los Mochis). In 2022, 2023, and 2024, these six airports accounted for approximately 16.5%, 17.3%, and 16.7%, respectively, of the terminal passenger traffic at our Mexican airports, and for 12.2%, 12.9%, and 13.5% of our total revenues of our Mexican airports (14.0%, 14.7%, and 14.3% respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Among these six airports, Guanajuato is the busiest in terms of passenger traffic. In 2022, 2023, and 2024, Guanajuato accounted for approximately 5.1%, 5.7%, and 5.7%, respectively, of our Mexican airports’ terminal passenger traffic and 4.1%, 4.6%, and 5.3% of our Mexican airports’ total revenues (5.0%, 5.4%, and 5.4% respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican operations

Montego Bay Airport is a full-service international passenger airport with additional FBO and cargo operations fueled by agricultural exports from the island. It is the main gateway for international air travel to Jamaica, a major international tourist destination and an expanding tourism market. According to Airports Council International, in 2024, it was the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic. Montego Bay Airport is in the town of Montego Bay, in the heart of the tourist corridor between Negril and Ocho Rios. According to the Jamaican Tourist Board, 88.0% of the island’s hotel capacity is in Montego Bay. Furthermore, Montego Bay Airport is responsible for transporting over 70.0% of the tourists arriving on the island.

Montego Bay Airport served 4.4 million, 5.2 million, and 5.1 million terminal passengers in 2022, 2023, and 2024, respectively. In 2024, 100.0% of the passengers were international travelers, 74.6% came from the United States, 13.9% came from Canada, 9.9% came from Europe, and 1.6% from other countries. In 2022, MBJA’s total revenues reached Ps.2.5 billion. This included Ps.1.7 billion from aeronautical revenues, Ps.693.6 million from non-aeronautical revenues, and Ps.109.7 million related to improvements to concession assets. In 2023, MBJA’s total revenues reached Ps.2.8 billion. This included Ps.1.8 billion from aeronautical revenues, Ps.800.0 million from non-aeronautical revenues, and Ps.206.1 million related to improvements to concession assets. In 2024, MBJA’s total revenues reached Ps.2.9 billion. This included Ps.1.9 billion from aeronautical revenues, Ps.826.7 million from non-aeronautical revenues, and Ps.2286 million was related to improvements to concession assets.

On October 10, 2018, after a bidding process, we signed a concession agreement with the government of Jamaica for the operation, modernization, and expansion of Norman Manley International Airport (NMIA) in Jamaica for 25 years. We began operating and managing NMIA in the last quarter of 2019. In 2022, NMIA’s total revenues amounted to Ps.1.1 billion, out of which Ps.926.5 million was from aeronautical revenues, Ps.213.9 million was from non-aeronautical revenues, and Ps.19.9 million was related to improvements to concession assets. In 2023, NMIA’s total revenues reached Ps.1.2 billion, of which Ps.973.0 million was from aeronautical revenues, Ps.214.8 million was from non-aeronautical revenues, and Ps.45.8 million was related to improvements to concession assets. In 2024, NMIA’s total revenues reached Ps.1.7 billion, of which Ps.1.1 billion was from aeronautical revenues, Ps.218.7 million was from non-aeronautical revenues and Ps.410.3 million was related to improvements to concession assets.

Our sources of revenues

All revenue figures in the “Business Overview” section include revenues from improvements to concession assets. However, in some cases, we only discuss aeronautical and non-aeronautical revenues or the total of both. For a discussion on why we use aeronautical and non-aeronautical revenues for specific comparisons, please refer to the introduction of “Item 3, Key Information – Selected Financial and Other Data.” We expressly state when either aeronautical or non-aeronautical revenues are used. Since aeronautical and non-aeronautical revenues are derived from our business operations, we believe that these figures may, in some cases, be more useful for readers, as they are derived from the key drivers of our business: passenger traffic and maximum rates.

Aeronautical Services

Aeronautical services account for the majority of our revenue and are crucial to our business. In 2022, 2023, and 2024, aeronautical services revenues represented approximately 63.3%, 58.0%, and 56.9% of our total revenues. Additionally, aeronautical services represented 76.9%, 75.8%, and 71.4% of the sum of aeronautical and non-aeronautical revenues during the same years. Several factors influence our aeronautical services revenue, including passenger traffic volume, air traffic movements, aircraft weight, the duration of an aircraft’s stay, and the time of day when the aircraft operates at the airport.

In Mexico, all aeronautical revenues are subject to maximum-rate price regulation applicable to our airports. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation.”

In Jamaica, our revenues from passenger charges, aircraft landing fees, parking charges, airport security charges, and passenger walkway charges are regulated by the JCAA. Furthermore, the MTM sets the car parking charges, while revenues from leasing space to airlines, complementary services, cargo handling, and ground transportation are unregulated. See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

Passenger charges

Passenger charges in Mexico

In Mexico, a passenger charge is collected for each departing passenger on an aircraft, except of diplomats, infants, and transit and transfer passengers who are transferred within 24 hours of arrival. There is no charge for arriving passengers. Passenger charges are included in passenger tickets, and we issue invoices for these charges on a weekly basis. We record an account receivable for the invoice related to a flight during the actual month of that flight.

Before Mexico opened its airports to private investment, all airports had agreements with national and international airlines requiring the airlines to collect all passenger charges on behalf of the airports. In return, the airlines were given a period to reimburse those passenger charges to the airports. This period was tied to the interest rate on short-term Mexican Treasury bills (CETES), allowing airlines to accumulate interest to compensate for the costs incurred in collecting the passenger charges.

Under passenger charges collection agreements that we have negotiated with our airline customers, airlines that request payment period extensions are required to (i) reimburse passenger charges collected on behalf of the airports during no more than 60 days after the “operational average date” (and no later than the invoice date) for such charges; and (ii) provide cash, bonds, standby letters of credit, or other similar instruments as a guarantee for passenger charges. This guarantee must equal the highest passenger charges collected by the airline on an airport-by-airport basis for the previous year, covering a period equal to the requested payment period plus 30 additional days. Each airline granted a payment grace period must maintain the guarantee at an agreed-upon level. If an airline fails, it must reimburse the passenger charges when the applicable flight departs from the airport without any grace period. If the airline pays the airport on time, the airport must give the airline a 3% allowance of the value of each invoice billed within seven days after the payment date. The airline can then use this allowance to cover airport services, ticket counters, back-office leases, and passenger charges. In 2022, 2023, and 2024, we received payments within an average period of 63, 62, and 61 days under passenger charges collection agreements.

Passenger charges vary by airport and depend on whether the destination is national or international. International passenger charges are U.S. dollar-denominated but are invoiced and collected in pesos based on the average exchange rate the month before the flight. Domestic passenger charges are peso-denominated. The value of our revenues from international passenger charges is affected by fluctuations in the U.S. dollar value compared to the peso.

In 2022, 2023, and 2024, passenger charges accounted for around 87.4%, 87.2%, and 86.0% of our aeronautical services revenue in Mexico. Domestic passengers accounted for 52.5%, 54.1%, and 51.5%, respectively, while international passenger charges accounted for 47.5%, 45.9%, and 48.5%, respectively.

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

In 2022, 2023, and 2024, passenger charges represented 65.7%, 66.2%, and 64.5%, respectively, of MBJA’s aeronautical revenues, and 44.5%, 42.5%, and 42.2% of MBJA’s total revenues.

In 2022, 2023, and 2024, passenger charges represented 55.7%, 50.3%, and 48.4%, respectively, of NMIA’s aeronautical revenues and 40.2%, 39.7%, and 32.4% of NMIA’s total revenues.

Aircraft landing charges

Aircraft landing charges in Mexico

Landing charges are fees airlines pay to use our runways, illumination systems, and other visual landing assistance services. The charges vary depending on the airport and are calculated based on the weight of the landing aircraft. This is determined as an average of the aircraft’s weight without fuel and the maximum takeoff weight. The time of landing, the origin of the flight, and the airline’s or client’s nationality are also considered.

In 2022, 2023, and 2024, aircraft landing charges represented approximately 7.1%, 7.2%, and 7.7% of our Mexican airports’ aeronautical revenues. In addition, they accounted for 4.5%, 4.1%, and 4.7%, respectively, of our Mexican airports’ total revenues (in 2022, 2023, and 2024. In these years, aircraft landing charges represented 5.7%, 5.5%, and 6.1%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft Landing Charges in Jamaica

Landing charges are collected from aircraft operators for landing at the airport. These charges are regulated by the JCAA and are calculated based on each landing aircraft’s maximum takeoff weight, as well as the flight’s origin, destination, and purpose.

In 2022, 2023, and 2024, aircraft landing charges represented 8.4%, 8.2%, and 8.1%, respectively, of MBJA’s aeronautical revenues and 5.7%, 5.2%, and 5.6% of MBJA’s total revenues.

In 2022, 2023, and 2024, aircraft landing charges represented 9.6%, 7.7%, and 7.4%, respectively, of NMIA’s aeronautical revenues and 6.8%, 5.2%, and 4.7% of NMIA’s total revenues.

Aircraft parking charges

Aircraft parking charges in Mexico

In Mexico, we charge carriers for using our facilities for their aircraft and passengers after landing. These charges include aircraft parking fees for loading and unloading passengers or cargo, and long-term aircraft parking that does not require passengers or cargo to be loaded or unloaded. The charges for loading and unloading passengers or cargo vary based on the time of day or night the service is provided, the aircraft’s maximum takeoff weight, the flight’s origin and destination, and the airline or client’s nationality. Meanwhile, charges for long-term parking vary based on the time of day or night the aircraft is parked, the length of time the aircraft stays parked, and the airline or client’s nationality. We collect aircraft parking charges for the entire duration an aircraft is on our aprons.

In 2022, 2023, and 2024, these charges represented 1.7%, 1.7%, and 2.0%, respectively, of our Mexican airports’ aeronautical revenues and 1.1%, 1.0%, and 1.1% of our Mexican airports’ total revenues (in 2022, 2023, and 2024, aircraft parking charges represented 1.4%, 1.3%, and 1.6%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Aircraft parking charges in Jamaica

In Jamaica, MBJA and NMIA collect parking charges from aircraft operators for any aircraft remaining on the ground at the airport for five hours or more. These fees are calculated based on 24-hour intervals and rounded up to one day for any ground stops that last for five hours or more during the first 24-hour interval. The parking charges are determined by the aircraft’s maximum takeoff weight and whether it is used for commercial, visiting, or domestic purposes.

In 2022, 2023, and 2024, aircraft parking charges represented 0.05%, 0.04%, and 0.04%, respectively, of MBJA’s aeronautical revenues and 0.03%, 0.03%, and 0.03% of MBJA’s total revenues.

In 2022, 2023, and 2024, aircraft parking charges represented 0.2%, 0.1%, and 0.2% of NMIA’s aeronautical revenues and 0.1%, 0.1%, and 0.2% of NMIA’s total revenues.

Airport security charges

Airport security charges in Mexico

In Mexico, we assess an airport security charge on each airline based on the number of its departing terminal passengers (other than diplomats, infants, and transit passengers). This charge includes security equipment such as X-ray machines, metal detectors, and personnel. The amount of the charge depends on the time of day the services are used, the number of departing passengers, and the flight’s destination.

The AFAC and the Ministry of Public Security (Secretaría de Seguridad Pública) issue guidelines for airport security in Mexico periodically. In 2011, the AFAC established rules and procedures for inspecting carry-on baggage. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Non-Aeronautical Services – Recovery of Costs from Checked Baggage Screening at our Mexican Airports” in this section. We enhanced our security measures to meet these requirements by providing new training and operating procedures, upgrading our equipment, and hiring third-party security personnel. We also improved our coordination with other airports and airlines. However, as security is a top priority in our industry, we may need to update our security measures frequently to address new threats.

In 2022, 2023, and 2024, these charges represented approximately 1.0%, 1.0%, and 1.1% of our Mexican airports’ aeronautical services revenues. In addition, they represent approximately 0.6%, 0.6%, and 0.7%, respectively, of our Mexican airports’ total revenues. In 2022, 2023, and 2024, security charges represented 0.8%, 0.8%, and 0.8%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

Airport security charges in Jamaica

In Jamaica, MBJA and NMIA collect a security charge from each airline based on the number of departing terminal passengers (other than infants and transit and transfer passengers) using x-ray equipment, metal detectors, security personnel services, and other related security equipment. The JCAA regulates these charges, which are charged at a flat rate for all passenger categories.

In 2022, 2023, and 2024, airport security charges represented 7.0%, 6.9%, and 6.7% of MBJA’s aeronautical revenues and 4.7%, 4.5%, and 4.7% of MBJA’s total revenues.

In 2022, 2023, and 2024, airport security charges represented 31.3%, 28.7%, and 28.5%, respectively, of NMIA’s aeronautical revenues and 22.6%, 22.2%, and 23.8% of NMIA’s total revenues.

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

Passenger walkways are only available at six airports in Mexico: Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato, and Hermosillo. The operation of passenger walkways and airport buses is managed by an independent third party that also maintains relationships with airlines for their use of this equipment. As a result, the airport only receives recovery of cost revenues associated with the energy usage of the walkways and a per-unit fee for the use of the walkways and airport buses.

In 2022, passenger walkway and airport bus revenues equaled Ps.8.1 million, or 0.04% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In 2023, passenger walkway and airport bus revenues equaled Ps.8.2 million, or 0.03% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In 2024, passenger walkway and airport bus revenues equaled Ps.8.4 million, or 0.03% of our Mexican airports’ total revenues (0.03% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger walkway charges in Jamaica

At MBJA, airlines are charged for connecting their aircraft to terminals through a passenger walkway or loading bridge. These charges are regulated by the JCAA and are billed at a flat rate per aircraft connection for the first two hours and at an hourly rate thereafter.

In 2022, 2023, and 2024, passenger walkway charges represented 2.2%, 2.1%, and 2.1% of MBJA’s aeronautical revenues and 1.5%, 1.4%, and 1.4% of MBJA’s total revenues.

NMIA does not assess passenger walkway charges.

Leasing of space to airlines

Leasing of space to airlines in Mexico

We generate regulated revenues by leasing space in our airports to airlines for their operations. These revenues include leasing ticket counters, monitors, and back offices.

In 2022, 2023, and 2024, leasing of space to airlines represented approximately 0.8%, 1.3%, and 1.5%, respectively, of our Mexican airports’ aeronautical revenues, and about 0.5%, 0.7%, and 0.8% of our Mexican airports’ total revenues (in 2022, 2023, and 2024, revenues from leasing of space to airlines represented 0.7%, 1.0%, and 1.0%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Leasing of space to airlines in Jamaica

MBJA and NMIA receive revenues from leasing land and space, such as back offices and ticket offices, storage, vehicle and aircraft maintenance areas, and ground handling equipment space. Land and space leasing is not considered a regulated activity by the JCAA.

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

Under the Mexican Airport Law, we are obligated to provide complementary services at our airports if there are no third-party providers. For example, Menzies Aviation, S.A. de C.V., Aveespress, S.A. de C.V., and Administradora Especializada en Negocios, S.A. de C.V. (a subsidiary of Aeroméxico Group), currently manage most of the baggage handling services at our Mexican airports. If these third-party providers cease to provide the services, we would be required to either provide the services ourselves or find other providers.

The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares), also known as “ASA,” is a corporation owned by the federal government, and it maintains an exclusive contract to sell fuel at all of our Mexican airports. We charge ASA a nominal access fee. ASA, in turn, is required to purchase all of its fuel from Petróleos Mexicanos (“Pemex”), a decentralized public entity of the Mexican federal government. If the Mexican government privatizes fuel supply activities in the future, the terms of our Mexican concessions state that it will be done through a competitive bidding process.

We have contracts with 45 companies that provide the most complementary services at our twelve Mexican airports. In 2022, 2023, and 2024, revenues from complementary service fees represented approximately 1.3%, 1.6%, and 1.7%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 0.9%, 0.9%, and 1.0%, respectively of our Mexican airports’ total revenues (in 2022, 2023, and 2024, revenues from complementary service fees represented 1.1%, 1.2%, and 1.3%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Complementary services in Jamaica

In Jamaica, MBJA and NMIA generate revenue by charging access and other fees to third-party providers of services such as refueling, in flight catering, ground handling, and FBO services. Refueling services are provided by a consortium of Gulf Stream Petroleum SRL (formerly Total) and GB Energy. The consortium leases land from MBJA and NMIA, on which they will construct an aviation fuel storage facility. Each operator pays MBJA and NMIA a fuel concession fee based on the number of gallons of fuel sold through the airport’s fueling system. Goddard Catering provides in flight catering through an exclusive contract inherited from the AAJ. The three ground handling services, AJAS, GCG Ground Services (Jamaica) Limited (formerly Jamaica Dispatch), and Eulen America, pay a fee per aircraft and cargo handling and a vehicle permit for vehicles accessing the ramp. IAM Jet Center is the licensed operator that provides FBO services at MBJA and NMIA. The airports are not required by law to provide complementary services, even if a third party is not providing such services at the airports.

In 2022, 2023, and 2024, revenues from complementary service fees represented 16.7%, 16.6%, and 17.0% of MBJA’s aeronautical revenues. In addition, they represented 11.3%, 10.6%, and 11.8%, respectively, of MBJA’s total revenues.

In 2022, 2023, and 2024, revenues from complementary service fees represented 9.7%, 9.2%, and 8.8% of NMIA’s aeronautical revenues. In addition, they represented 7.0%, 7.3%, and 7.4% of NMIA’s total revenues.

Cargo handling

Cargo handling in Mexico

Cargo-related revenues include revenues from leasing of space at our airports to handling agents and shippers, landing fees for each arriving aircraft carrying cargo, and a portion of the revenues earned from other complementary services for each workload unit of cargo. Cargo-related revenues are largely regulated and, therefore, subject to maximum rates applicable to regulated revenue sources. Increases in cargo volume benefit us for maximum rate calculations, as cargo increases the number of workload units.

Historically, revenues from cargo handling at our airports have represented an insignificant percentage of our total revenues. However, Mexico has enormous potential for growth in the volume of cargo transported by air. Miami and Los Angeles international airports currently handle a substantial portion of cargo originating in the United States and destined for Latin America. We believe that a portion of this cargo could be routed more efficiently through our Guadalajara airport or our Tijuana airport.

In 2022, 2023, and 2024, our Mexican airports handled 240.9 thousand, 232.2 thousand, and 245.8 thousand metric tons of cargo, respectively. Guadalajara International Airport represents the bulk of our cargo volume. It accounts for approximately 73.4%, 71.1%, and 70.7% of the cargo handled by our Mexican airports in 2022, 2023, and 2024, respectively.

Cargo handling in Jamaica

Most of the cargo transported through Jamaican airports is carried on passenger aircraft, also known as belly cargo. There are only two cargo carriers at the airports, both of which use small aircraft. There are no significant revenues from cargo handling at either our Montego Bay airport or our Kingston airport.

In 2022, 2023, and 2024, the Montego Bay airport handled 5.4 thousand, 5.3 thousand, and 5.3 thousand metric tons of cargo, respectively.

In 2022, 2023, and 2024, NMIA handled 13.7 thousand, 17.1 thousand, and 26.4 thousand metric tons of cargo, respectively.

Ground transportation

Permanent ground transportation in Mexico

Ground vehicles and taxi companies pay an access fee to operate on our airports’ premises in Mexico, and we earn revenues from these fees. Mexican law regulates our revenues from providers of ground transportation services considered “permanent,” including access fees charged to taxis and buses. Taxi rates for passengers are also subject to regulation.

Non-aeronautical services

General

Historically, non-aeronautical services have contributed a significantly smaller portion of our revenues compared to aeronautical services. In 2022, non-aeronautical services accounted for 23.1% of our total revenues; this increased to 24.2% in 2023 and 28.6% in 2024. Our revenue from non-aeronautical services primarily stems from commercial activities.

We implement two primary business strategies to enhance our commercial revenue:

Business operated by third parties: We conduct thorough market analysis, brand studies, and consumer behavior research to carefully select business operators who bring innovative concepts and strong brand recognition. Furthermore, we modernize terminal spaces and develop new projects aimed at increasing commercial revenue per passenger. In 2023, GAP concentrated on comprehensive market research to identify our passengers’ preferences and to create a new brand offering mix. As a result, the Guadalajara airport became the first in our group to introduce a unique commercial selection that includes well-known brands such as Shake Shack, Los Otates, Maestro Dobel, Farine, Pastriva, Starbucks, La Imperial, Guy Fieri Highball Lounge, Ojo de Agua, Petit Gourmet, Le Pain Quotidien, Moshi Moshi, Loma Linda, Chili's, Gongcha, and a food court featuring Carl’s Jr., KFC, Subway, and Tacos Don Miguelon.

Business operated directly by us: We continuously strive to improve this business operated directly by us, which include VIP lounges, parking, convenience stores, advertising, and since March 2024, a hotel with 180 rooms at Guadalajara airport. We also actively seek new business opportunities, as evidenced by our two recent acquisitions: one company specializing in cargo logistics services at Guadalajara airport and another focused on leasing spaces for similar activities at Tijuana airport. In 2024, construction began on office spaces for rental at Guadalajara airport, and the international VIP Lounge underwent renovations. Additionally, all our convenience stores received a refreshed look, with only two units remaining at Los Mochis, projected for completion by the end of 2025.

None of our revenues from non-aeronautical services are subject to regulation under the Mexican price regulation system. In Jamaica, all revenues from non-aeronautical services at our airports are unregulated, except for revenues from car parking facilities.

Revenues from Commercial Activities

Privatized airports generate a significant portion of their revenues from commercial activities, which largely depend on passenger traffic, its passengers’ level of spending, terminal design, the mix of retail tenants, and the basis of fees charged to businesses operating at the airport. Revenues from commercial activities also heavily rely on international passengers, who tend to spend more, particularly on duty-free items. Consequently, it has become more relevant to prioritize the passenger experience by generating more commercial revenue at our airports.

After COVID-19, efforts to transform the passenger experience intensified, presenting an opportunity to generate more commercial revenue. Since 2023, the demand for food and beverages—both nationally and internationally—has surged, eventually surpassing retail market sales and becoming a key business line for airports.

We currently have the following types of commercial activities at each of our airports:

•
Leasing of space. We generate revenue by leasing space in our terminals to airlines and other service providers for certain non-essential activities. These activities include first-class/VIP lounges, which are not subject to price regulation under our maximum rates. We categorize these as non-aeronautical commercial activities. For instance, third-party operated first-class/VIP lounges such as Salon Beyond Banamex and Aeromexico’s Club Premier at Guadalajara airport, are examples of these non-aeronautical commercial offerings.
•
Retail stores. Our Company generates revenue by leasing space in our terminals to various retail businesses, including souvenir and gift shops, fashion and footwear stores, pharmacies, jewelry stores, electronics shops, cosmetics outlets, and more. We have recently completed renovations in the commercial areas of our main airports to enhance the product offerings in these retail stores. In 2023, we conducted a bidding process for 23 retail spaces at Guadalajara airport. By 2024, all these spaces were awarded, completing our capacity expansion in the international departure lounge. However, a request for proposals (RFP) for retail space in the domestic departure lounge is expected to be released in 2025. A series of brand performance studies conducted in 2024 indicated that retail market share will continue to decline in the coming years. Consequently, we repurposed six retail spaces at Tijuana Airport and transformed them into new food and beverage units.

•
Food and beverage services. Since 2023 and continuing into 2024, our company has generated significant revenue from leasing space in our terminals to various food and beverage services. In fact, revenues from food and beverage services increased by 15.7% in 2024 compared to the previous year, making this a crucial business line for us. In 2023, we released a retail and Food and Beverage (F&B) RFP for the Mixed-Use Building at Guadalajara Airport. Six F&B units were granted to operators such as Domino’s, P.F. Chang’s, Italiannis, Shake Shake, and Farolito, starting operations in 2024. For the six repurposed retail units at Tijuana Airport, operations began in the fourth quarter of 2024 with the opening of a Shake Shack unit. To maximize revenue in this segment, we expect to release RFPs for food and beverage services at Puerto Vallarta and Guadalajara airports in 2025. We will continue to conduct brand performance studies to assess the revenue per square meter for each of our airport terminals.
•
Car rentals. We generate revenue by leasing space in our terminals to car rental service companies, which includes parking spots, lots, and car rental reservation booths. In 2021, we solicited bids from car rental businesses at Los Mochis, Tijuana, and Los Cabos airports. The expansion of the check-in area at Tijuana airport in 2022 improved commercial conditions and increased revenue. As part of this expansion project, we allocated additional parking spaces to car rental companies. In 2023, we initiated several bids for rental car companies at the airports in Aguascalientes, Guanajuato, Guadalajara, Hermosillo, and Los Cabos. These efforts allow us to expand our business operations by adding new car rental providers at the Guanajuato, Guadalajara, Hermosillo, and La Paz Airports airports. In 2024, we held a bidding process at Morelia airport to boost revenue and create opportunities for new operators. This initiative aims to diversify our service offerings and enhance the commercial conditions at the airport by allowing new participants to enter the market, thereby contributing to operational growth. Additionally, we are preparing a car rental bidding process for 2025 at two of our group’s largest airports, aiming to improve commercial revenue and create opportunities for new brands in the car rental market.
•
Timeshare marketing and sales. We get revenues from timeshare developers to whom we rent space in our Mexican airports to market and sell timeshare units.

•
Duty-free stores. We have duty-free stores at several airports, including Los Cabos, Puerto Vallarta, Guanajuato, Guadalajara, Tijuana, Montego Bay, and Kingston. Our primary goal is to provide international passengers with easy access to the airport’s commercial area and ensure they receive high-quality service at our duty-free stores. In 2024, we opened a new duty-free store covering 234 square meters at Guadalajara airport. Additionally, the contracts for the duty-free stores at Puerto Vallarta and Guanajuato Airports were renewed in 2024, and these stores began operations under more favorable financial conditions in the first quarter of 2024.
•
Communications. We have recently consolidated all telephone and internet services at our Mexican airports under a single provider. As part of our agreement with this provider, we charge a monthly rental fee. At Jamaica’s airports, two communication companies, Digicel and Flow, offer cellular and fixed-line telephone services. However, fixed-line telephone services have reached maturity and are expected to decline due to the increasing use of mobile phones. On the other hand, there has been a rising demand for space outside our terminals to install cellular antennas, which will enhance the service provided to our passengers. All of our airports offer wireless internet service, which has been free for passengers since 2019. Additionally, we have been selling advertising on our wireless internet since 2020. In August 2023, we began negotiations with Total Play to seek an additional option for carrier services, the new contract was signed in the second half of 2024.
•
Financial services. In recent years, we have upgraded and modernized the spaces we lease to financial service providers, including currency exchange bureaus and tax return offices. We have also improved our contract with our primary financial service provider, Globo Cambio. We have designated a specific area for the HSBC financial institution within the mixed-use building at Guadalajara Airport to continue offering banking services. Additionally, new banks such as BBVA and Scotiabank have signed contracts to strengthen their presence at several of our airports. In September 2024, HSBC resumed operations in the mixed-use building, once again providing financial services to customers and the airport community. During the first half of 2024, Banregio installed ATMs, expanding the range of financial services available to passengers. Furthermore, we initiated negotiations with Euronet to establish a presence at our airports, leading to the installation of the first two ATMs by the end of the year. Discussions with Banamex also began, aiming to expand their presence at our airports in 2025.
•
Ground transportation. According to Mexican law, non-permanent ground transportation service providers, such as charter buses, are classified as non-aeronautical commercial activities and are not subject to price regulations under maximum rates. In Jamaica, the Montego Bay airport generates revenue from ground transportation vehicles and taxi companies that pay an access fees to operate on the airport premises. Operators are required to pay monthly fees for each vehicle they operate at the airport, as well as for any commercial space they use. The access fees for ground transportation, charged to taxis and buses, are not regulated and are set by the airports. In 2022, several restricted area access contracts were negotiated with companies like Estafeta, TUM Logistics, and Able Cargo Transportation. With the recovery of the aviation industry, the demand for ground transportation services has also increased. For example, operators at Guadalajara airports are hiring more drivers and expanding their fleet to provide better service to passengers. Airports are currently analyzing data to assess the demand for ground transportation in order to enhance passenger service. To comply with COFECE regulations, taxi companies at Guadalajara and Morelia airports have been separated. They now operate independently, both physically and within the sales system.

We currently operate the following commercial lines directly:

•
Parking facilities. We manage car parking facilities at all of our airports, with our main locations being Guadalajara and Tijuana. The revenue generated from these parking facilities is directly linked to passenger traffic. Currently, in Mexico, there are no maximum rates set for parking; however, if the Mexican Antitrust Commission (Comisión Federal de Competencia) determines that there are no competing alternatives for parking at certain airports, they may become regulated. In Jamaica, parking fees for car facilities are set by the Ministry of Transport and Mining (MTM), but we are actively lobbying the Jamaican Government to allow us to set these fees at commercial rates. In recent years, we have invested in expanding our parking facilities at several airports, including Guadalajara, Tijuana, Guanajuato, and Mexicali. As a result, there has been a 4% increase in public parking spaces in 2023. In 2024, we expanded Guadalajara’s short stay parking by 33.3%. Additionally, in Mexicali, we created a long-term parking lot with a capacity of 400 spaces, and another lot with 200 spaces is currently under construction. At Tijuana airport, we developed a long-term parking facility with 1,200 spaces, which includes a shuttle service and a waiting room.
•
Convenience stores. By the end of December 31, 2024, we operated 31 convenience stores and 64 vending machines in Mexican airports. In 2024, we opened one store at Guadalajara Airport and another at La Paz Airport. We also carried out a rebranding of nearly all our stores, with two stores in Los Mochis still pending renovation, expected to be concluded during 2025. Additionally, we relocated a store to Terminal 1 at Los Cabos airport. By the end of 2024, our revenue increased by 14.6% compared to 2023.
•
VIP lounges. In 2024, we operated a total of 13 VIP lounges across nine airports in Mexico. These included two lounges in Guadalajara, two in Los Cabos, and three in Puerto Vallarta, as well as one lounge each in Aguascalientes, Guanajuato, Hermosillo, La Paz, Tijuana, and Mexicali. Our VIP lounges in Mexico welcomed over 1.5 million visits in 2024, reflecting an increase of 12.6% from the previous year. The VIP Lounges in Guadalajara experienced a significant rise of 20.8%, while those in Los Cabos and Puerto Vallarta saw increases of 3.4% and 12.3%, respectively. In 2020, we rebranded our VIP lounges, enhancing their overall image. During the third quarter of 2023, we implemented an automatic system to streamline the check-in process for our guests. Additionally, in 2022, we introduced VIP PASSPORT, our membership program that grants users access to our VIP lounges. In 2024, we sold 6,160 memberships, making a remarkable 97.6% increase from the previous year. At Montego Bay airport, our VIP lounges are operated by a third party, which has two lounges, one in the arrivals area and another in the departures area. In 2021, we renegotiated the lease terms with this third party. The fees for the departures area lounge increased from 20.0% to 23.0% in the first year, followed by a second increase of 25%, and from 10.0% to 12.0% in the VIP Lounge in the arrivals area. Similarly, at Kingston airport, a third party operates our VIP Lounge. In 2024, our Aguascalientes VIP Lounge was awarded the “Best VIP Lounge in North America” recognition by the Priority Pass Excellence Awards. Making it the top-rated premiere lounge amongst 379,000 users.
•
Advertising. In 2024, our total revenue increased by 23% compared to 2023. The digital transformation strategy we initiated in 2021 has proven to be highly effective and is crucial in driving our advertising revenue. Airport digital advertising has seen substantial growth in recent years, prompting us to continue expanding and implementing new digital spaces. Notably, our digital revenue experienced a remarkable 45% increase compared to 2023. We provide high-impact inventory designed to accommodate a wide range of budgets. Our media spaces offer 24/7 visibility at a competitive cost per impression, giving brands the flexibility to choose combinations that align best with their business objectives. These spaces reach millions of passengers, including both consumers and C-suite executives—an audience that can be particularly challenging for B2B advertisers to engage effectively. Additionally, our media placements are strategically positioned to ensure maximum impact.
•
FBO. In 2024, we continued the refurbishment of the Fixed Base Operator (FBO) building at Los Cabos Airport to enhance the experience for both passengers and crew. In 2023, we successfully completed a bidding process with private aviation operators, selecting two operators to continue using the facilities. We also maintained our ground handling services under the brand “Primesky,” ensuring we met all service and operational requirements. As a result of our efforts, the FBO experienced a 21.2% increase in revenue compared to 2023. Additionally, construction of a new hangar with the capacity for six aircraft has commenced and is expected to be completed in 2025. In 2023, we repurposed an area in the General Aviation Terminal (GAT) at Hermosillo Airport to create Primesky facilities, which offer value-added services for passengers and pilots, including both above-wing and below-wing services. In 2024, this initiative generated revenue of Ps.2.0 million. We also began the refurbishment of the FBO terminal at La Paz Airport in 2024 to establish Primesky facilities. Operations at this location are set to commence during the first half of 2025. In the fourth quarter of 2023, a Request for Proposal (RFP) for two FBOs was released for Guadalajara Airport. As a result of this RFP, Guadalajara Airport will have a new FBO operating under the name Universal Aviation by 2025.
•
Leasing of Spaces for Cargo Logistics: In the second quarter of 2023, we acquired Inmuebles Especializados Matrix in Tijuana to offer our clients new spaces for hangars and cargo operations.
•
GWTC Acquisition: On June 2024, we acquired 51.5% of the shares of the Guadalajara World Trade Center. This company specializes in handling, storage, and custody services for international trade merchandise in facilities qualified as fiscal precincts at the Guadalajara and Puebla airports.
•
Corporate Offices: In 2024, we began constructing the first office rental building at Guadalajara Airport. In the fourth quarter, Volaris initiated operations as part of the expansion of its corporate offices.

Domestic passengers in Mexico

In 2022, 2023, and 2024, domestic passengers represented approximately 63.8%, 64.4%, and 62.3% of our Mexico terminal passenger traffic, respectively (CBX users at our Tijuana airport were considered international passengers). In addition, we estimate that the minority of our international passengers in Mexico are Mexicans traveling to or from the United States. Through surveys and studies conducted at our airports to better understand the consumption habits of our passengers, we have found that the spending habits of these Mexican international passengers are more similar to those of our domestic passengers. This is because Mexican international passengers generally purchase fewer products than international passengers. To increase consumer spending, we increased the brand recognition of commercial spaces and their products. Based on the surveys and studies we have conducted; this strategy will likely contribute to the growth of consumption among our domestic passengers and our Mexican international passengers. In 2022, 2023, and 2024, consumer spending per passenger in our Mexican airports increased by 7.5%, 5.4%, and 13.2%, respectively, compared to the previous year, partially due to implementing these strategies.

Recovery of Costs from Checked Baggage Screening at our Mexican Airports

Currently, we have baggage screening equipment installed in eleven out of twelve of our Mexican airports. An explosives trace detector system is also operational in our Los Mochis airport. As of December 31, 2024, we have signed agreements to operate the baggage screening equipment with every airline customer, and 99.3% of the passengers traveling through our Mexican airports were using the baggage screening system.

We incur ongoing expenses to maintain and operate this equipment, which we currently recover from our airline customers. For more information on screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

Recent Expansion and Development of Commercial Areas

Privatized airports typically generate between 20% and 30% of their total revenues from commercial activities. In 2022, 2023, and 2024, revenues from non-aeronautical services at our airports accounted for 23.1%, 24.2%, and 28.6% of our total revenues, respectively. As a key part of our business strategy, we have been focused on increasing our commercial revenues by implementing the following initiatives:

•
Redesigning and expanding the space available in our airport terminals allocated to commercial activities:

To boost revenues from commercial activities, we have expanded and redesigned certain terminals at our Mexican airports to accommodate more commercial businesses. In addition, we have redirected the flow of passengers through our airports to increase their exposure to commercial areas. For instance, at Guadalajara airport, the redesigned layouts include food and beverage units located on a newly constructed terrace where passengers can enjoy being outdoors while waiting for their flights. A similar layout has been in place at Los Cabos Airport since 2020. The expanded commercial offer includes new concepts in food and beverages.

•
Renegotiating agreements with terminal tenants to be more consistent with market practices:

We have improved our lease agreements with existing tenants by transitioning them to royalty-based lease contracts, where lease amounts are determined by the tenants’ revenues, subject to minimum fixed amounts. Based on the nature of our tenants’ operations, we estimate that approximately 90.4% of current commercial revenues could be arranged as royalty-based contracts. Approximately 98.4% of the contracts that could be arranged as royalty-based have already been executed under those conditions.

•
New project development:

In 2016, we engaged a leading hospitality industry consultant to create a mixed-use development at our airport in Guadalajara. Based on the market study results, we developed a building that includes a hotel, commercial spaces, and office spaces. The construction of the mixed-use building began in 2021 and is 45,767 square meters. In 2023, bids were released and granted to operators. The hotel started operations on March 26, 2024; it has 180 rooms and is operated by Hilton. We dedicated 5,732 square meters to commercial spaces, including retail, food and beverage, which began operations in the second half of 2024. In addition, we have 12,330 square meters of office spaces that will be in full operation in 2025.

Marketing Activities

Our marketing strategy for aeronautical services is focused on attending business conferences organized by public and private organizations, such as the International Air Transport Association, and annual conferences like “Routes Americas” and “World Routes” conferences organized by United Business Media. These conferences provide a platform for airlines to exchange information relating to changes in routes and flights. We also work through several one-to-one meetings with domestic and international airlines to discuss route opportunities and performance. In 2024, 63 new routes were opened to and from our airports (as compared to 81 new routes during 2023 and 37 during 2022), many of which originated from air service development work during the past decade. Our airport marketing department works with various airline marketing consultants to gain market intelligence and databases to execute our network expansion strategy better.

Recognition of Revenues from Improvements to Concession Assets

We recognize revenues and associated costs of improvements to concession assets that we are obligated to perform. The Master Development establish these improvements at our Mexican airports, and the Capital Development Program at our Jamaican airports. Revenues represent the value of the exchange between us and the respective governments regarding these improvements. This is because we construct or provide improvements to the airports as obligated under the Master Development Programs and the Capital Development Program. In exchange, the governments grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations under the Master Development Programs and the Capital Development Program should be considered to be a revenue-earning activity as all expenditures necessary to fulfill the Master Development Programs and the Capital Development Program are included in the maximum tariffs and regulated charges that we charge our customers. Consequently, revenue and expense are recorded in profit or loss when expenditures are made. The cost of such additions and improvements to concession assets is based on the actual costs we incurred in executing the additions or improvements. This is based on the investment requirements in the Master Development Programs and the Capital Development Program. Through bidding processes, we contract third parties to carry out such construction. The revenues for these services are equal to the costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to passenger traffic, the main driver of our revenues. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

Our Mexican Airports

In 2024, our Mexican airports handled 55.3 million terminal passengers. Our two major airports, Guadalajara International Airport and Tijuana International Airport, which serve significant metropolitan areas, accounted for 54.9% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, our main Mexican airports serving popular tourist destinations, accounted for 25.8% of our Mexican airports’ total terminal passenger traffic in 2024. Guanajuato International Airport, our largest airport in a mid-sized city, accounted for 5.7% of our Mexican airports’ total terminal passenger traffic in 2024.

All of our Mexican airports are designated as international airports under Mexican law. This means they are well-equipped to receive international flights and maintain customs and immigration facilities, which the Mexican government operates.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2022		2023		2024
		(thousands of pesos)
Guadalajara	Ps.	5,439,221	Ps.	6,307,949	Ps.	6,689,617
Los Cabos		3,804,645		4,101,203		4,024,783
Tijuana		3,223,648		3,537,921		3,308,874
Puerto Vallarta		2,802,324		3,054,140		3,001,462
Guanajuato		915,624		1,106,152		1,107,942
Hermosillo		536,194		623,490		631,479
Morelia		411,710		476,230		471,828
La Paz		302,061		319,285		341,117
Mexicali		325,751		421,725		273,270
Aguascalientes		245,834		247,742		264,954
Los Mochis		115,071		130,418		161,171
Manzanillo		61,808		63,427		75,564
Total	Ps.	18,183,891	Ps.	20,389,682	Ps.	20,352,062

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2022			2023			2024
	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total
Total Passengers:
Guadalajara	15,606,625	13,829	15,620,454	17,710,200	10,804	17,721,004	17,848,690	29,483	17,878,173
Tijuana	12,324,561	1,352	12,325,913	13,194,869	5,308	13,200,177	12,545,759	34,577	12,580,336
Los Cabos	7,019,285	19,769	7,039,054	7,715,631	18,140	7,733,771	7,488,194	21,328	7,509,522
Puerto Vallarta	6,208,712	8,024	6,216,736	6,790,100	8,262	6,798,362	6,803,538	7,387	6,810,925
Guanajuato	2,603,216	10,694	2,613,910	3,220,833	14,417	3,235,250	3,169,031	12,037	3,181,068
Hermosillo	1,945,361	30,437	1,975,798	2,189,862	32,320	2,222,182	2,156,884	19,914	2,176,798
Mexicali	1,298,831	8,572	1,307,403	1,603,625	5,853	1,609,478	1,034,103	7,430	1,041,533
Morelia	1,172,738	6,653	1,179,391	1,384,262	9,149	1,393,411	1,304,639	10,577	1,315,216
La Paz	1,079,680	4,341	1,084,021	1,115,822	3,615	1,119,437	1,206,011	3,615	1,209,626
Aguascalientes	929,330	3,542	932,872	928,025	1,704	929,729	961,770	1,313	963,083
Los Mochis	423,986	7,438	431,424	470,721	3,651	474,372	585,228	2,266	587,494
Manzanillo	165,788	2,460	168,248	180,533	1,911	182,444	218,408	563	218,971
Total	50,778,113	117,111	50,895,224	56,504,483	115,134	56,619,617	55,322,255	150,490	55,472,745

(1) Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).

(2) Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2022			2023			2024
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	5,560,386	2,290,143	7,850,529	6,244,733	2,680,797	8,925,530	5,944,226	3,041,533	8,985,759
Tijuana	3,981,390	1,977,026	5,958,416	4,285,644	2,028,889	6,314,533	4,027,354	1,950,971	5,978,325
Los Cabos	1,259,914	2,236,261	3,496,175	1,463,118	2,394,740	3,857,858	1,392,322	2,351,199	3,743,521
Puerto Vallarta	1,314,365	1,799,791	3,114,156	1,411,250	1,992,524	3,403,774	1,401,044	2,019,897	3,420,941
Guanajuato	902,463	410,596	1,313,059	1,169,427	466,444	1,635,871	1,044,219	552,013	1,596,232
Hermosillo	860,423	52,248	912,671	966,588	51,667	1,018,255	983,158	54,836	1,037,994
Mexicali	575,049	5,605	580,654	734,929	6,338	741,267	481,453	6,561	488,014
Morelia	340,233	251,931	592,164	406,865	305,726	712,591	330,851	331,238	662,089
La Paz	520,656	18,515	539,171	548,555	11,962	560,517	592,488	12,010	604,498
Aguascalientes	336,566	129,401	465,967	309,516	158,747	468,263	307,568	179,830	487,398
Los Mochis	209,040	6,939	215,979	233,709	6,523	240,232	289,784	7,338	297,122
Manzanillo	42,993	39,643	82,636	50,143	39,135	89,278	57,132	51,256	108,388
Total	15,903,478	9,218,099	25,121,577	17,824,477	10,143,492	27,967,969	16,851,599	10,558,682	27,410,281

	Year Ended December 31,
	2022			2023			2024
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	5,594,920	2,161,176	7,756,096	6,258,117	2,526,553	7,756,096	5,995,321	2,867,610	8,862,931
Tijuana	4,127,677	2,238,468	6,366,145	4,584,713	2,295,623	6,366,145	8,690,701	2,163,177	10,853,878
Los Cabos	1,317,875	2,205,235	3,523,110	1,502,589	2,355,184	3,523,110	1,438,118	2,306,555	3,744,673
Puerto Vallarta	1,340,137	1,754,419	3,094,556	1,448,818	1,937,508	3,094,556	1,440,886	1,941,711	3,382,597
Guanajuato	926,214	363,943	1,290,157	1,176,166	408,796	1,290,157	1,072,387	500,412	1,572,799
Hermosillo	1,006,824	25,866	1,032,690	1,147,751	23,856	1,032,690	1,091,246	27,644	1,118,890
Mexicali	717,446	731	718,177	861,749	609	718,177	545,399	690	546,089
Morelia	332,943	247,631	580,574	388,937	282,734	580,574	315,006	327,544	642,550
La Paz	533,251	7,258	540,509	553,412	1,893	540,509	599,415	2,098	601,513
Aguascalientes	358,233	105,130	463,363	330,226	129,536	463,363	328,546	145,826	474,372
Los Mochis	207,586	421	208,007	230,065	424	208,007	287,596	510	288,106
Manzanillo	54,916	28,236	83,152	62,680	28,575	83,152	71,137	38,883	110,020
Total	16,518,022	9,138,514	25,656,536	18,545,223	9,991,291	25,656,536	21,875,758	10,322,660	32,198,418

The following table shows the passengers who used the CBX facilities to travel from the United States to Mexico and vice versa, who are reported as international passengers in the Tijuana airport.

	Year ended December 31,
	2022	2023	2024
CBX/Tijuana	1,949,457	1,994,023	1,905,419
Tijuana/CBX	2,237,067	2,294,008	2,143,222
Total	4,186,524	4,288,031	4,048,641

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2024:

Capacity by Mexican Airport in 2024

	Peak air traffic movements per hour (1)	Runway capacity (2)
Guadalajara	47	52
Tijuana	30	36
Los Cabos	48	42
Puerto Vallarta	45	39
Hermosillo	20	33
Guanajuato	18	18
La Paz	16	14
Mexicali	9	14
Aguascalientes	14	14
Morelia	12	13
Los Mochis	12	16
Manzanillo	17	17

(1)
Represents the greatest number of air traffic movements in a single hour during the year. Includes commercial and general aviation operations (demand).
(2)
Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport (1)

	For the year ended December 31,
	2022	2023	2024
Guadalajara	175,761	173,344	164,167
Tijuana	93,090	95,788	90,601
Los Cabos	66,820	68,280	67,454
Puerto Vallarta	70,144	67,906	67,199
Guanajuato	33,683	37,769	37,836
Hermosillo	37,554	36,309	36,102
Mexicali	13,046	14,794	9,615
Morelia	13,031	15,304	14,270
La Paz	19,121	18,262	19,320
Aguascalientes	16,349	16,896	15,690
Los Mochis	9,331	9,346	11,453
Manzanillo	5,237	5,567	6,105
Total	553,167	559,565	539,812

(1)
Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2022	2023	2024
Guadalajara	89	102	109
Tijuana	132	138	138
Los Cabos	105	113	111
Puerto Vallarta	89	100	101
Guanajuato	77	85	84
Hermosillo	52	60	60
Mexicali	100	108	108
Morelia	90	90	91
La Paz	56	61	62
Aguascalientes	57	55	61
Los Mochis	45	50	51
Manzanillo	32	32	36
Average	92	101	84

(1)
Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2022	2023	2024
Commercial aviation	420,430	430,599	416,553
Charter aviation	25,496	22,957	20,407
General aviation and other	107,241	106,009	102,852
Total	553,167	559,565	539,812

(1)
Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our largest Mexican airport in terms of passenger traffic, air traffic movements, and aeronautical and non-aeronautical revenues. According to SICT, it was the third busiest airport in Mexico in 2024 regarding commercial aviation passenger traffic, handling 17.8 million terminal passengers, accounting for approximately 32.3% of our Mexican airports’ terminal passenger traffic. Approximately 66.9% of the terminal passengers were domestic passengers, while 33.1% were international passengers. It is estimated that a many of the airport’s international passengers are Mexicans living in the United States visiting Guadalajara. The airport also serves many business travelers traveling to and from Guadalajara. Since its passengers are primarily domestic, Mexican economic conditions affect the airport’s passenger traffic and operations results.

Guadalajara International Airport is approximately 20 kilometers from Guadalajara, with a population of approximately 5.3 million. Guadalajara is Mexico’s second-largest city by population and the capital of the state of Jalisco, the country’s second-largest state by population. Guadalajara is a significant hub for ground and air transportation as it is a major center for the Mexican national highway system. Guadalajara is a crucial center for agricultural commerce since Jalisco is a significant producer. The state is also essential to Mexico’s maquiladora industry, particularly in the electronic, computer equipment, and clothing industries. The maquiladora industry in Jalisco grew significantly in the 1990’s as maquiladoras moved away from the U.S.-Mexico border, seeking lower labor costs and a more diverse labor pool.

A total of 12 airlines operate at the airport, of which the principal airlines are Volaris, Viva, and Aeromexico. The leading non-Mexican airlines operating at the airport are American, Alaska, United, and Delta. Airlines operating at the airport reach 61 destinations. Of these destinations, Mexico City, Tijuana, Los Angeles and Monterrey are the most popular.

Guadalajara International Airport operates 24 hours a day and has two operating parallel runways. One runway has a length of 4,005 meters and a full parallel taxiway, while the other runway has a length of 3,583 meters, the separation between both runways is 270 meters between center lines, the runways system is provided with a full parallel taxiway. In the second half of 2024, the new runway (11L-29R) began operations, with this expansion of the maneuvering area the capacity at the airport is 52 air traffic movements per hour.

Additionally, the airport has an Instrument Landing System (“ILS”) CAT I to assist pilots during poor weather conditions. The airport has a main commercial terminal that spans an area of approximately 95,000 square meters and a large parking facility consisting of an additional 68,000 square meters. The terminal has 31 gates and 37 remote boarding positions. Of the 31 gates, 12 have air bridges. Of the international gates, four have air bridges, and of the domestic gates, eight have air bridges. In 2024, the airport transported approximately 173.7 thousand metric tons of cargo.

In 2024, we continued the expansion of airside infrastructure, which included the completion of a second runway measuring 3,538 meters in length and the construction of its corresponding taxiways. This runway was certified and ready for operation in the second quarter of 2024. We also expanded the commercial apron to accommodate four positions, which involved restructuring one existing position and enhancing taxiway access. This expansion covered an area of approximately 51,536 square meters. Additionally, we expanded the hydrant network for the four positions and reconstructed Taxiway C4, which spans roughly 16,574 square meters.

A new access road to the Customs Zone was also completed, covering an area of approximately 9,230 square meters. We finished the relocation roads for handling operations, which encompassed about 9,270 square meters, and constructed a new hangar area of over 33,000 square meters, providing space for 45 hangars. Furthermore, we renovated the national baggage claim area and the security checkpoint, which involved a renovation of 5,000 square meters, as well as remodeled the arrivals lobby for both domestic and international passengers.

We have undertaken significant steps to modernize and expand the airport to enhance its operations and overall image. These efforts include improvements to the main commercial terminal, such as the modernization of restrooms, hallways, and gate areas.

In 2023, we completed the expansion of the terminal building, which features a food and beverage unit located on a terrace, allowing passengers to enjoy the outdoor environment while waiting for their flights. In 2024, GAP submitted a bid for a retail location in the Mixed-Use Building. As a result of this Request for Proposals (RFP), different spaces were awarded and will begin operations in the second quarter of 2025. Also, in 2024, several food and beverage companies commenced operations in this area, including brands such as Domino’s, P.F. Chang’s, Italianni’s, Shake Shack, and Farolito. Furthermore, we awarded a three-year contract to Play Cap for a remote departing lounge at Guadalajara Airport during the second half of 2024.

Two contracts were granted to Dufry for operating a last-minute duty-free store located at the international departing lounge, while the other unit, intended for retail, is situated in the hallway leading from the secondary security checkpoint.

The expansion of the terminal building was completed in 2024 and includes the previously mentioned food and beverage unit on the terrace. All the new stores are now operational, including an Aeromarket Store that opened at gate B in the fourth quarter of 2024.

We operate two VIP lounges in the domestic and international departures areas. The domestic VIP lounge is unique in that it has its own security access checkpoint. The international lounge began operations in July 2024 and is expected to have a security checkpoint by the first quarter of 2025. Both lounges operate 24/7. Throughout 2024, the VIP lounges welcomed 477,000 visitors, reflecting a 20.8% increase compared to 2023.

In 2021, we began constructing a new mixed-use building, which includes an expansion of the existing terminal, new commercial areas, an office tower with 12,330 square meters of gross leasable area, and a business-class hotel operated by Hilton, featuring 180 rooms. This building is connected to the current terminal on the landside and will provide arriving passengers with a variety of services. The project is now complete, and the hotel commenced operations on March 26, 2024. By the end of 2024, it recorded a 60% occupancy rate, an average daily rate of Ps.2,344 pesos, total revenue of Ps. 83.4 million, and an EBITDA margin of 42.6%. In 2024, marketing for office spaces in the building began, concluding the year with 2,900 square meters under contract. Tenants are actively working on their projects and aim to be operational by the first quarter of 2025.

The construction of a new parking building began in 2022, expected to be completed in two phases with a total capacity of around 10,000 spaces. Phase one (E1) was completed in 2024, providing 2,270 parking slots. The second phase began in 2025 and be completed by 2028.

The commercial aviation area will increase by 42,000 square meters, with the project completed by the end of 2024. In the fourth quarter of 2023, an RFP for two Fixed Base Operators (FBOs) was released for Guadalajara Airport. As a result of this RFP, the airport will welcome a new FBO operating under the name Universal Aviation by 2025.

In September 2024, HSBC reopened its doors to serve Guadalajara Airport in the new mixed-use building. Additionally, a designated area for ATM placement within the building will enhance the facility's cohesive image.

In 2024, 19.7% of the sum of our aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues.

A portion of the land on which Guadalajara International Airport is located was expropriated by the Mexican federal government in 1975 pursuant to its power of eminent domain. This land was subject to certain legal proceedings by its former landholders. However, on December 6, 2022, the Federal Government through the Legal Affairs Unit of the Ministry of Infrastructure, Communications and Transportation, the members of the Ejidal Commissariat of the Ejido El Zapote (prior agreement of the assembly) and us signed a judicial agreement to settle the complementary constitutional indemnity in an amount of Ps.82.6 million. The settlement was paid on December 9, 2022, which means that the dispute has been resolved. This agreement generates not only the termination of this dispute but also of any other claim in relation to the 306 hectares that were the subject of the litigation. Even though the judicial agreement concludes the claims from the Ejido, we cannot provide assurance that new lawsuits can be filed against us in the future. For a description of these legal proceedings and their potential impact on our operations, see “Item 8, Financial Information – Legal Proceedings – Ejido participants at Tijuana, Guadalajara and Puerto Vallarta airports.”

Tijuana International Airport

Tijuana International Airport is our second most significant Mexican airport in terms of passenger traffic and air traffic movements and third in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Tijuana International Airport was the fifth busiest airport in Mexico in terms of commercial aviation traffic, according to the SICT. In 2024, it served a total of 12.5 million terminal passengers, accounting for approximately 22.7% of our Mexican airports’ terminal passenger traffic. Approximately 67.2% of the terminal passengers served were domestic passengers. Since Tijuana is located near the Mexico-U.S. border and is, therefore, a popular entry point to the United States for Mexican and American travelers, the airport’s passenger traffic and results of operations are affected by Mexican and U.S. economic conditions.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including Ensenada, Tecate, and Rosarito. With a population of approximately 1.9 million, Tijuana is the largest city in the state. Currently, the state of Baja California is the second largest maquiladora center in Mexico, according to INEGI data on the workforce by industry. A highway connecting the city of Tijuana to the airport also extends directly to the U.S.-Mexico border crossing, providing convenient access to San Diego, California (approximately 30 kilometers from Tijuana International Airport) and other areas of southern California, particularly Los Angeles.

In December 2015, we inaugurated the international bridge between our Tijuana airport and the U.S. border, or CBX. This bridge allows passengers to cross directly into the United States using a pathway between the airport and the international border. It also facilitates transfers between the United States and Mexico for travelers holding a boarding pass for all flights departing from or arriving in Tijuana. This reduces connection and waiting times at the San Isidro and Otay Mesa border crossings. The Mexican border authority’s services are located at Tijuana airport. The corresponding U.S. services are located on the premises of the CBX terminal on the north side of the border. The use of this facility is limited to passengers traveling through the airport upon presentation of a boarding pass. It is not subject to additional charges as it is part of the services offered by Tijuana airport, which are included in the passenger charges. Passengers using the bridge from or to Tijuana may also be subject to toll charges levied by Otay-Tijuana Venture, L.L.C. (“OTV”), the bridge operator on the U.S. side. We estimate that up to 45% of Tijuana’s passengers have a final destination or origin in the U.S. Consequently, a significant portion of the passengers at the airport are users of the CBX. Due to its convenience for U.S. residents in the area, the CBX is also increasing the overall number of passengers using the airport. During 2024, the CBX served 4.0 million passengers, approximately 32.3% of Tijuana airport’s total passengers. For more information regarding Otay - Tijuana Venture, L.L.C., see “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

In 2024, we continued renovating Tijuana Airport, mainly focusing on the international baggage claim area, where a new baggage carousel was installed. Additionally, the remodeling of the restrooms in the check-in area is planned. We built a new international corridor to maintain separate passenger flows for domestic and international travelers.

Moreover, the rehabilitation (restructuring) of the apron for four positions was completed, covering an area of approximately 17,386 square meters.

Additionally, other interventions carried out at the airport included the remodeling of the General Aviation building.

A total of seven airlines operate at the airport, of which Volaris and Viva are the largest. Airlines operating at this airport provide service to 39 destinations. Of these destinations, Mexico City, Guadalajara and Culiacan are the most popular.

Tijuana International Airport currently operates 24 hours a day. The airport has one runway with a length of 2,959 meters and a full parallel taxiway. The runway capacity at this airport is 36 air traffic movements per hour. The airport also has an ILS CAT I that assists pilots in poor weather. It has 20 gates serving both domestic and international travelers and 13 remote boarding positions. Of the 20 gates, 10 have air bridges. In 2024, approximately 38.6 thousand metric tons of cargo were transported through the airport.

During the second half of 2022, a study on passenger commercial behavior was conducted at Tijuana Airport. As a result of this study, the airport's food and beverage offerings are set to increase in both quantity and space to maximize revenues. A bidding process for food and beverage vendors began 1Q 2024 and concluded in the fourth quarter of that year. As a result of this request for proposals (RFP), Tijuana Airport will now feature new brands and innovative concepts, including Shake Shack, Lupe, Subway, Starbucks, Fuego, Dunkin' Donuts, and Vips To Go.

In 2022, the expansion of long-stay parking commenced and was completed in 2024. This expansion increased the parking capacity to 1,200 spaces to accommodate rising demand at the airport.

Throughout 2024, the VIP lounge welcomed 273,000 visitors, marking an 8.5% increase compared to 2023. This VIP lounge is equipped with a security checkpoint for added convenience.

In the last quarter of 2024, construction of a new store began, and it is anticipated to be completed by the second quarter of 2025. During the second half of 2022, a study on passenger commercial behavior was conducted at Tijuana Airport. As a result of this study, the airport's food and beverage offerings are set to increase in both quantity and space to maximize revenues.

In 2024, 15.8% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

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

Los Cabos International Airport

Los Cabos International Airport is our third most significant Mexican airport in terms of passenger traffic, third in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2024, it handled 7.5 million terminal passengers, accounting for approximately 13.5% of our Mexican airports’ terminal passenger traffic of whom approximately 62.2% were international passengers.

The airport serves primarily tourists visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway in the state of Baja California Sur. Los Cabos International Airport is located approximately thirteen kilometers from the city of San Jose del Cabo, in the state of Baja California Sur. According to the Mexican Ministry of Tourism, 2.3 million international tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2024. Visitors to this area are generally affluent and include golfers who enjoy world-class courses, as well as sport fishing and diving enthusiasts who are drawn by the rich marine life in the region’s coastal waters.

A total of 16 airlines operate at the airport, of which the principal airlines are Volaris, American, Viva, United, and Alaska. Airlines operating at this airport provide service to 50 destinations. Of these destinations, Mexico City, Los Angeles, Dallas-Fort Worth, Guadalajara, and Tijuana are the most popular.

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

The airport has two commercial aviation terminals. Terminal 1 occupies approximately 14,600 square meters and Terminal 2 occupies approximately 38,000 square meters. In addition, the airport has a general aviation and an FBO terminal. The airport has 27 gates (eight in Terminal 1 and nineteen in Terminal 2), including nine gates with air bridges, and 23 remote boarding positions.

During 2024, we continued the expansion and renovation of the Los Cabos airport terminals. In Terminal 1, the expansion and remodeling of the holding room and the distribution of boarding gates were carried out, along with the expansion of the security checkpoint to six lines and the remodeling of commercial spaces totaling approximately 4,300 square meters. The main objective of this important expansion was to consolidate Terminal 2 and Terminal 3 as a single terminal, increasing airport capacity and maximizing commercial revenue. This expansion represents more than 19 thousand square meters (an increase of 37%), and over 15 thousand square meters of renovation. The expansion also adds 10 new remote boarding gates and 5 new boarding gates with passenger boarding bridges. The expansion increased capacity in security filters, boarding lounges, immigration, and baggage-reclaim areas, among other functional areas of the terminal-building complex.

We currently operate approximately 10,114 square meters of commercial space at Los Cabos International Airport, which includes two VIP lounges and five convenience stores. In 2024, we expanded the International VIP lounge to accommodate the growth of the international terminal. Throughout 2024, the two VIP lounges welcomed 268,000 visitors, reflecting a 3.4% increase compared to 2023.

In the first quarter of 2025, we began operating a new hangar measuring 5,000 square meters, with a capacity for six aircraft. In 2019, we enhanced the commercial layout of the international terminal to maximize sales per passenger by introducing a new commercial mix.

In 2020, we initiated the refurbishment and expansion of the international boarding lounge. The first phase involved the construction of a food court and the escalator leading to the remote boarding gates lounge, where additional commercial offerings are available. This expansion was completed in 2023, resulting in a 60% increase in the commercial space within this terminal. In 2019, we solicited bids for ten food and beverage units. As a result of the selection process, popular brands like Panda Express, Subway, Sbarro, Carl's Jr., Pacific Grill, Tequila Patron, STK, The Coffee Bean, and Starbucks were incorporated. By 2021, construction of the awarded units continued, and operations for STK, Tequila Bar, and a new food court commenced. To meet demand, a supplementary contract was granted to the main operator for an additional fast-food window. In 2023, Tacos Frontera and Pacific Grill began operations, and a new Starbucks, operated by Areas Company, is expected to open soon.

In addition, we solicited bids for retail areas in 2021, which resulted in the operation of brands such as El Market Mexico, Beach House, Check Pharmacy, Argan, Satinova, Rumbo Los Cabos, Corona, and Clase Azul during the first half of 2022. The reconfiguration and refurbishment of the departing lounge in Terminal 1 was completed in 2023. In 2024, we conducted retail and food and beverage bids for the domestic terminal at Los Cabos Airport. The domestic departing lounge was remodeled and expanded to enhance functionality and passenger comfort. From this request for proposals, six retail locations were awarded to brands: Citees, Farmacia PVR, Corso, Mobo, Sunglass Hut, and Cloe. The food and beverage winners included Domino’s and a new and refurbished Starbucks Cafe. We also carried out a request for proposals for two retail locations in the international terminal, granting contracts to Agave World by Jose Cuervo and Make up & Co for four years.

The redesign of six Aeromarket convenience stores was completed in 2024, alongside the relocation of a store to the airside in Terminal 1 at Los Cabos Airport.

In 2024, 31.3% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most significant Mexican airport in passenger traffic, third in air traffic movements and fourth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Puerto Vallarta International Airport was the seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2024, it handled 6.8 million terminal passengers, accounting for 12.3% of our Mexican airports’ terminal passenger traffic. During 2024, 58.2% of these terminal passengers were international passengers, and 41.8% were domestic passengers.

Puerto Vallarta International Airport is on the Pacific coast in Jalisco. The airport primarily serves foreign tourists and is also a popular tourist destination in Mexico. Puerto Vallarta’s tourist attractions include the natural beauty of the Bay of Banderas, the area’s many beaches, and abundant marine wildlife. Puerto Vallarta is a mature tourist destination, and the completion of new resort areas, including hotels and golf courses in the areas known as Nuevo Vallarta and Punta Mita, is expected to bring more tourists to the area in subsequent years.

A total of 19 airlines operate at the airport, and the principal airlines are Viva, Volaris, American, Alaska, Aeromexico, and WestJet. Airlines operating at this airport provide service to 50 destinations. The most popular destinations are Mexico City, Tijuana, Los Angeles, and Guadalajara.

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

The airport consists of two commercial aviation terminals. Terminal 1 serves domestic flights and has an area of approximately 46,000 square meters. The newly constructed Terminal 2 will be dedicated to international flights.

Construction of Terminal 2 began in 2022, covering nearly 74,000 square meters. This terminal is designed to include 58 check-in counters, 16 self-check-in kiosks, 10 inspection lines at the security checkpoint, eight contact boarding gates, and seven remote boarding gates. It will also feature a new baggage handling system with two scanning lines, enabling Puerto Vallarta Airport to accommodate approximately 5 million passengers annually. The terminal is expected to be completed by 2026 and will be LEED Gold certified, designed to be net-zero-energy.

Additionally, a new commercial aviation apron accommodating eight positions and a handling equipment apron covering approximately 84,951 square meters are under construction. This project also includes an expansion of the hydrant network for eight positions and the exterior NET roadways, which cover an area of approximately 31,097 square meters. Other improvements at the airport include the remodeling of the General Aviation building.

A commercial study was conducted to reconfigure the central food and beverage area located in the domestic departing lounge. In 2023, a Request for Proposal (RFP) was released for two retail units located landside, and El Market Mexico was awarded the contract to operate these commercial spaces. Additionally, Tacos Frontera began operations in the last quarter of 2023, while DIVERTI2, which includes vending machines for Lego Construction Sets and Sound & Mobile Accessories, secured a contract in January 2023. A bid for 10 food and beverage units and 12 retail locations is expected to be released soon, with new operators commencing operations in the last quarter of 2025.

Regarding the three VIP Lounges at Puerto Vallarta, they hosted 262,000 users in 2024, reflecting a 12.3% increase compared to 2023. The International VIP Lounge also underwent an expansion during 2024. By the second quarter, we completed the design and feel of the four Aeromarket convenience stores.

In 2025, car rental operators will be invited to participate in a bidding process for the sales modules located in the arrivals area. In terms of financial services, the company Euronet has installed two ATMs for currency exchange services in the international arrivals area.

In 2024, 19.6% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues.

Guanajuato International Airport

Guanajuato International Airport is our fifth most significant Mexican airport in terms of passenger traffic, fifth in air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Guanajuato International Airport was the tenth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2024, it handled 3.2 million terminal passengers, accounting for approximately 5.7% of our Mexican airports’ terminal passenger traffic. During 2024, approximately 66.8% of the terminal passengers served were domestic passengers.

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

Approximately 2.1 thousand metric tons of cargo passed through the airport in 2024.

A total of five airlines operate at the airport, of which the principal airlines are Volaris, Viva, and Aeromexico. Airlines operating at this airport provide service to 23 destinations. Of these destinations Tijuana, Cancun, Mexico City, and Dallas-Fort Worth are the most popular.

Guanajuato International Airport operates 20 hours daily between 4:00 a.m. and 12:00 midnight. However, it is equipped to operate 24 hours a day if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has one runway with a length of 3,501 meters. The runway capacity at this airport is 18 air traffic movements per hour. It has two terminals (one commercial and one general aviation), with seven gates, 10 remote boarding positions and three air bridges.

In 2024, renovations were completed in both the domestic and international baggage claim areas, which involved reconfiguring the layout of the carousels. Consequently, the international restrooms were relocated, and the domestic restrooms underwent remodeling. Additionally, the commercial aviation apron was expanded to include one more position. Other airport improvements included the remodeling of the General Aviation building and the construction of a new Fire Rescue and Firefighting Services (SSEI) building, which covers an area of 2,151 square meters. Facilities for Wildlife Control were also built, covering 241 square meters.

Furthermore, the Taxiway 31 turning platform was expanded, covering approximately 3,491 square meters. The expansion of the Commercial Apron added four positions and covered about 22,414 square meters, while Taxiway A1 was constructed, covering approximately 4,623 square meters.

A commercial study was conducted to redesign the central food and beverage area located in the domestic departure lounge.

In 2023, a request for proposals (RFP) was issued for two retail units located on the landside, and El Market Mexico was awarded the contract to operate these commercial spaces. Additionally, Tacos Frontera began operations in the fourth quarter of 2023. DIVERTI2, which includes vending machines for Lego Construction Sets and mobile accessories, was awarded a contract in January 2023.

The remodeling of the Dufry duty-free shop took place in 2024, resulting in a more comfortable environment for passengers.

Throughout 2024, the VIP lounge received 82,000 visitors, marking a 14.5% increase compared to 2023. We also completed the redesign of the two Aeromarket convenience stores by the second quarter of 2024.

In 2024, 17.2% of the sum of our aeronautical and non-aeronautical revenues generated at Guanajuato International Airport was derived from non-aeronautical revenues.

Hermosillo International Airport

Hermosillo International Airport is our sixth most significant Mexican airport in terms of passenger traffic, sixth in terms of air traffic movements and sixth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Hermosillo International Airport was the twelfth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2024, it served approximately 2.2 million terminal passengers, accounting for approximately 3.9% of our Mexican airports’ terminal passenger traffic. During 2024, approximately 96.2% of the terminal passengers served were domestic passengers. Many of the airport’s passengers use the airport as a hub for connecting flights between other Mexican cities, particularly Mexico City, Guadalajara, Monterrey and Tijuana. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

Approximately 20.2 thousand metric tons of cargo passed through the airport in 2024. Currently, cargo transport services at this airport primarily serve the nearby Ford factory, which receives components via the airport.

A total of six airlines operate at the airport. The principal airlines are Volaris, Viva, and Aeromexico. Airlines operating at this airport provide service to 17 destinations. Of these destinations, Mexico City, Guadalajara, Tijuana, and Monterrey are the most popular.

Hermosillo International Airport operates 18 hours daily between 7:00 a.m. and 1:00 am the following day. However, it is equipped to operate 24 hours a day if necessary, and we double our passenger charges and fees for aeronautical services provided outside normal business hours. The airport has two runways, one with a length of 2,300 meters and the other, a private aircraft runway that is not currently operating due to commercial considerations. This runway has a length of 1,100 meters. The runway capacity at this airport is 33 air traffic movements per hour. The airport has seven gates, ten remote boarding positions and two air bridges. It includes both a commercial aviation building and a general aviation building.

In 2024, several key interventions were undertaken to enhance airport facilities. Notably, the restrooms in the departures concourse were expanded and remodeled, covering an area of 138 square meters. This upgrade aimed to increase the number of restroom facilities to better meet passenger demand.

Additionally, significant renovations were made to the General Aviation building and the Control Tower. A new technical block for operational command was also constructed, covering an area of 126 square meters.

Furthermore, partial rehabilitation of Taxiways A and D was conducted, spanning approximately 4,628 square meters. The access road to General Aviation was also rehabilitated and restructured, covering an area of about 6,232 square meters.

As part of our business strategy, we have recently updated the profile and category of services offered by nearly all the stores at Hermosillo International Airport. This initiative has led to stores achieving greater brand recognition. Since the end of 2021, we have resumed direct operations of the Aeromarket convenience stores at Hermosillo Airport. By the third quarter, we completed the redesign of both Aeromarket stores to enhance their look and feel.

In 2024, the VIP Lounge experienced a 20.5% increase in users compared to 2023, welcoming 50,000 visitors. Additionally, the General Aviation Terminal (GAT) at Hermosillo Airport, operated by PRIMESKY, generated revenues of Ps.2.0 million.

In 2024, 18.4% of the sum of our aeronautical and non-aeronautical revenues generated at Hermosillo International Airport was derived from non-aeronautical revenues.

Morelia International Airport

Morelia International Airport is our seventh most significant Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements, and seventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Morelia International Airport was the twenty-second busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2024, it served 1.3 million terminal passengers, accounting for approximately 2.4% of our Mexican airports’ terminal passenger traffic. During 2024, approximately 49.5% of the terminal passengers served by this airport were domestic passengers.

Morelia International Airport serves the city of Morelia and ten other municipalities in the immediate vicinity. The city of Morelia is the capital of the state of Michoacan, which has a population of approximately 4.8 million, according to the Mexican National Population Council. Michoacan’s principal industry is agriculture, and it has a developing eco-tourism industry (primarily due to the seasonal presence of monarch butterflies).

A total of five airlines operate at the airport, of which the principal airlines are Volaris, Viva, and American. Airlines operating at this airport provide service to 12 destinations. Of these destinations, Tijuana, Chicago Midway, Chicago O’hare, and Oakland are the most popular.

Morelia International Airport operates 24 hours a day. The airport has one runway with a length of 3,408 meters and a single main terminal building. The runway capacity at this airport is 13 air traffic movements per hour. The airport has four gates and eight remote boarding positions.

During 2024, we remodeled the General Aviation Building.

The Aeromarket convenience store operations at Morelia airport have been directly operated by us once again since the end of 2021. We already completed the look and feel of the two Aeromarket convenience stores.

One of Guadalajara’s private aviation academies was relocated to Morelia in the second quarter of 2024. In 2023, bids for a commercial space dedicated to food and beverage category were solicited. As a result of this bid, the company Hacienda San Agustin was awarded.

In 2024, 8.7% of the sum of our aeronautical and non-aeronautical revenues generated at Morelia International Airport was derived from non-aeronautical revenues.

Mexicali International Airport

Mexicali International Airport is our ninth most significant Mexican airport in terms of passenger traffic, eleventh in terms of air traffic movements and eighth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Mexicali International Airport was the twenty-sixth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SICT. In 2024, it served 1.0 million terminal passengers, accounting for approximately 1.9% of our Mexican airports’ terminal passenger traffic.

During 2024, approximately 99.3% of the terminal passengers served by this airport were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

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

A total of three airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico, and Viva. Airlines operating at this airport provide service to seven destinations. Of these destinations, Mexico City, Guadalajara, and Monterrey are the most popular.

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

In 2024, several improvements were made at Mexicali Airport. The main project involved remodeling the terminal building façade on the landside, covering an area of approximately 2,000 square meters. This renovation aimed at refreshing the airport’s image and enhancing the passenger experience.

Additionally, other updates included the expansion and remodeling of the CCO building, as well as renovations to the Command and Flight Planning building.

In the third quarter of 2022, PlayCap began operations in the pre-security zone, enhancing the commercial options available at the New Era shop located in the departure lounge. To provide more choices for our passengers at Mexicali airport in terms of car rental services, Fox Car Rental has been added to our roster of existing car rental companies.

In 2022, we initiated the construction of two new affordable public parking lots that will collectively offer over 500 parking spaces. The E3 area was completed in the first half of 2024 and is now in operation, while the E2-B area is still under construction.

The VIP Lounge welcomed 23,000 visitors in 2024, marking a 13.1% decrease compared to the previous year due to a reduction in flights from the various airlines operating at the airport.

We completed the design and setup of two Aeromarket convenience stores in the second semester of 2023.

As part of our expansion of service offerings for passengers, we integrated into the company Banregio and established an ATM, which became operational in 2024.

In 2024, 16.1% of the sum of our aeronautical and non-aeronautical revenues generated at Mexicali International Airport was derived from non-aeronautical revenues.

La Paz International Airport

La Paz International Airport is our eighth most important Mexican airport in terms of passenger traffic, seventh in air traffic movements and ninth in contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, La Paz International Airport was the twenty-four busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2024, it served 1.2 million terminal passengers, accounting for approximately 2.4% of our Mexican airports’ terminal passenger traffic. During 2024, approximately 98.8% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

La Paz International Airport serves the city of La Paz, located along the coast of the Gulf of California in the state of Baja California Sur, of which La Paz is the capital. Eco-tourism is a growing industry in La Paz due to the abundance of marine life found in the Gulf of California.

A total of seven airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico, and Viva. Airlines operating at this airport provide service to 11 destinations. Of these destinations, Guadalajara, Mexico City, and Tijuana are the most popular.

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

The Aeromarket convenience store operations at La Paz airport have been directly managed by us once again since the end of 2021. By the second quarter of 2024, we completed the redesign of the two Aeromarket convenience stores, and a new Aeromarket store located on the airside of the terminal opened in the first quarter of 2024.

In 2024, one of Guadalajara’s private aviation academies, "Solo Aviación", was relocated to La Paz airport and has been operating since 1Q2025. The VIP Lounge received 38,000 users during 2024, reflecting a 35.4% increase compared to 2023.

During 2024, we remodeled the General Aviation building in which begun operation a FBO under our Primesky brand in first quarter 2025, offering value-added services for passengers and pilots.

Negotiations with Banamex for the installation of an ATM began in November 2024, with operations expected to start in the second quarter of 2025.

In 2024, 16.8% of the sum of our aeronautical and non-aeronautical revenues generated at La Paz International Airport was derived from non-aeronautical revenues.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important Mexican airport in terms of passenger traffic, eighth in air traffic movements, and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Aguascalientes International Airport was the twenty-seventh busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2024, it served 961.8 thousand terminal passengers, accounting for approximately 1.7% of our Mexican airports’ terminal passenger traffic. In 2024, approximately 66.1% of the terminal passengers were domestic passengers. Because airport passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is in the city of Aguascalientes.

A total of five airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico, and United. Airlines operating at this airport provide service to nine destinations. Of these destinations, Mexico City, Tijuana, Houston, and Dallas-Fort Worth are the most popular.

Aguascalientes International Airport operates 18 hours daily between 6:00 a.m. and midnight. However, it is equipped to operate 24 hours a day if necessary, and we double our passenger charges for aeronautical services provided outside normal business hours. It has one runway measuring 3,006 meters in length, and a single main commercial terminal. The runway capacity at this airport is 14 air traffic movements per hour. The airport has four gates and five remote boarding locations.

During 2024 we remodeled the concourse and check-in area. Additionally, the General Aviation building was remodeled, as well as the Control Tower.

In 2024, the VIP Lounge experienced an 8.5% increase in users, reaching a total of 32,000. This lounge was recognized as the best in North America by Priority Pass.

The company Elduradu Servicios Integrales, S. de R.L. de C.V. was awarded two locations; one is set to operate a café called Coffee Fly in the pre-security area, while the other will feature a skincare unit under the brand Orogold.

In 2024, 13.9% of the sum of our aeronautical and non-aeronautical revenues generated at Aguascalientes International Airport was derived from non-aeronautical revenues.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Los Mochis International Airport was the thirty-sixth busiest airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2024, it served 585.2 thousand terminal passengers, accounting for approximately 1.1% of our Mexican airports’ terminal passenger traffic. During 2024, approximately 98.7% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Los Mochis International Airport serves the city of Los Mochis, in the Pacific coastal state of Sinaloa, an important agricultural state. The area’s sport fishing and hunting attract both Mexican and foreign visitors.

A total of five airlines operate at the airport: Volaris, Aeromexico, and Viva. Airlines operating at this airport provide service to nine destinations, of which Tijuana, Mexico City, and Guadalajara are the most popular.

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

At Los Mochis Airport, during 2024, we had the expansion of the holding room with an area of approximately 510 square meters, including a restroom core and reconfiguring the security checkpoint, adding a line for two lines. Additionally, we remodeled General Aviation and Command buildings.

In 2024, 9.3% of the sum of our aeronautical and non-aeronautical revenues generated at Los Mochis International Airport was derived from non-aeronautical revenues.

Manzanillo International Airport

Manzanillo International Airport is our twelfth most important Mexican airport in terms of passenger traffic, air traffic movements and contribution to the sum of aeronautical and non-aeronautical revenues. In 2024, Manzanillo International Airport was the forty-fourth busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SICT. During 2024, the airport served 218.4 thousand terminal passengers, accounting for approximately 0.4% of our Mexican airports’ terminal passenger traffic. During 2024, approximately 58.7% of the terminal passengers served were domestic passengers and 41.3% were international passengers.

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

During 2024, the General Aviation building was remodeled.

In 2022, a contract was awarded to Rapidito Haus to operate a bar in the departure lounge and regional food and beverage concept.

In July 2023, to expand its car rental business, a new brand called "America Car Rental" began operations at the airport.

To enhance service offerings for passengers, the company Banregio was integrated, and an ATM became operational in 2024.

In 2024, 17.9% of our aeronautical and non-aeronautical revenues generated at Manzanillo International Airport were derived from non-aeronautical revenues.

Montego Bay International Airport

Montego Bay International Airport is Jamaica’s main tourist airport. In 2024, Montego Bay airport served 5.1 million terminal passengers. This made it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2024, 100.0% of the terminal passengers served were international passengers. Of the total passengers in 2024, 74.6% came from the United States, 13.9% came from Canada, 9.9% came from Europe, and 1.6% from other countries.

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

A total of 24 international airlines operate at the airport, providing year-round and seasonal services. Our principal airlines are American Airlines, JetBlue, Delta Airlines, and Southwest Airlines. Airlines serving Montego Bay airport provide service from over 54 airport destinations. Of these, New York, Atlanta, Toronto, Ft. Lauderdale, Charlotte, and Orlando are the most popular.

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

In 2020, we began a 15% expansion of the terminal at Montego Bay Airport, which was completed in the first half of 2022. This expansion included the addition of a new food court, a VIP lounge, retail spaces, and an expanded duty-free area.

We also planned a major refurbishment of the retail area to increase usable commercial space by 48%. Although refurbishment began in March 2021, it faced delays due to the pandemic. Despite these setbacks, the renovated retail spaces opened in the second half of 2022 and now feature a variety of new offerings, including technology products, souvenirs, convenience stores, premium Jamaican crafts, and health and beauty items. Additionally, the main duty-free store was expanded and fully refurbished.

Montego Bay Airport has a total of seven lounges operated by third parties, which include five hotel lounges, one general pay-per-use lounge in the arrivals area, and another in the departures area. A concession agreement was signed with VIP Attractions, trading as Club Mobay, to operate the pay-per-use lounges.

Lastly, Montego Bay Airport released a Request for Proposals (RFP) for two retail locations in the departing lounge during the fourth quarter of 2024. Results are expected to be announced on the second quarter of 2025.

The following table sets forth revenues, passenger traffic and air traffic movement data for Montego Bay airport in 2022, 2023 and 2024:

	January 1 to December 31, 2022		January 1 to December 31, 2023		January 1 to December 31, 2024
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	2,383,285	Ps.	2,605,036	Ps.	2,698,389
Passenger Traffic (in thousands):
Terminal passengers		4,356		5,212		5,057
International passengers		4,356		5,212		5,057
Domestic passengers		0		0		0
Transit passengers		48		56		48
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		22		24		24
Runway capacity (3)		33		33		33
Total air traffic movements (in thousands):		37		44		42
Commercial aviation		28		34		32
Charter aviation		0		0		0
General aviation and other		9		10		10
Average passengers per air traffic movement		153		156		157

(1)
Includes departures and landings.
(2)
Includes commercial and general aviation operations (demand).
(3)
Air traffic movements per hour (capacity).

In 2022, 2023, and 2024, approximately 5.4 thousand, 5.3 thousand, and 5.3 thousand metric tons of cargo, respectively, were transported through the airport.

Kingston International Airport

On October 10, 2019, we took control and began to operate NMIA in the city of Kingston, Jamaica.

The passenger profile of Kingston International Airport is business and Visiting Friends and Relatives (“VFR”). In 2024, Kingston airport served 1.8 million terminal passengers. This made it the seventh busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International.

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

Kingston Airport plans to issue a bid for various food and beverage, retail, and duty-free locations. The RFP process took place in the fourth quarter of 2024 and is expected to be finalized by the fourth quarter of 2025.

The following table sets forth revenues, passenger traffic and air traffic movement data for Kingston airport in 2022, 2023, and 2024:

	January 1 to December 31, 2022		January 1 to December 31, 2023		January 1 to December 31, 2024
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	1,140,389	Ps.	1,187,804	Ps.	1,313,724
Passenger Traffic (in thousands):
Terminal passengers		1,562.1		1,748.1		1,777.1
International passengers		1,560.7		1,746.3		1,774.3
Domestic passengers		1.4		1.8		2.9
Transit passengers		49.5		3.3		1.5
Air Traffic Movements (1):
Peak air traffic movements per hour (2)		10		10		10
Runway capacity (3)		40		40		40
Total air traffic movements (in thousands):
Commercial aviation		14.5		13.6		13.8
Charter aviation		1.6		1.8		2.4
General aviation and other		3.3		3.2		2.9
Average passengers per air traffic movement		80.2		94.1		92.7

(1)
Includes departures and landings.
(2)
Includes commercial and general aviation operations (demand).
(3)
Air traffic movements per hour (capacity).

In 2022, 2023, and 2024, NMIA handled approximately 13.7 thousand, 17.1 thousand, and 26.2 thousand metric tons of cargo, respectively.

Non-Airport Subsidiaries

As a holding company, we manage each of our fourteen airports through an operating subsidiary. In addition to these airport subsidiaries, we also have seven operating subsidiaries. These subsidiaries are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Puerta Cero Parking, S.A. de C.V. (“PCP”), (iii) Aerocomercializadora del Pacífico, S.A. de C.V. (“ADP”), (iv) Inmuebles Especializados Matrix, S.A. de C.V. (“IEM”), (v) Aerohoteles del Pacífico, S.A. de C.V. (“AHP”), (vi) Diseños Técnicos de Infraestructura MCE, S.A. de C.V. (DTI) and (vii) Guadalajara World Trade Center, S.A. de C.V. (GWTC). We also have a non-profit foundation, Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

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

ADP

We incorporated ADP as a subsidiary on February 14, 2018. ADP operates commercial business lines, including VIP lounges and convenience stores.

AHP

We incorporated AHP as a subsidiary on June 5, 2023. AHP operates hotels with other integrated services.

Fundación GAP

We established this non-profit foundation in May 2013 to provide education to improve social welfare in the communities near our airports. The foundation’s focus is on education. See “Item 4, Information on the Company – Business Overview – Corporate Social Responsibility – Community Initiatives and Philanthropic Efforts – Fundación GAP.”

IEM

On September 27, 2023, through our subsidiary ADP, we carried out a transaction for the acquisition of 100% of the shares of the Mexican company Inmuebles Especializados Matrix, S.A. de C.V. (IEM), which is dedicated to the sublease of cargo operation areas, hangars and operational areas of the Tijuana Airport.

DTI

We incorporated DTI as a subsidiary on December 29, 2023. DTI carries out the development and execution of projects.

GWTC

We incorporated GWTC as a subsidiary on July 1, 2024, the date in which control of the company was assumed. GWTC is a Group comprised of seven subsidiaries, specializing in handling, storage and custody services for international trade merchandise in facilities qualified as fiscal precincts at the Guadalajara Airport and the Puebla Airport. The amount of income generated between the period of January to December 2024 represents 3.9% over the total incomes and the asset represents 0.9% of the GAP assets.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2024, 19 international and seven Mexican airlines operated passenger flights at all our Mexican airports. Volaris is our main airline customer, carrying the most passengers at our Mexican airports. Viva and Aeromexico come next for the second and third largest passengers. In 2022, 2023, and 2024, revenues from Volaris and the passengers it carried through our airports were Ps.5,917.1 million, Ps.6,801.4 million, and Ps.6,205.3 million, respectively, of which Ps.5,384.9 million, Ps.6,766.2 million, and Ps.5,756.8 million, respectively, were paid to the airports through passenger charges. Such passenger charges amounted to 23.9%, 26.6%, and 21.5%, in that order, of our aeronautical and non-aeronautical revenues for 2022, 2023, and 2024. Revenues from Viva and the passengers they moved through our airports were Ps.2,099.9 million, Ps.2,626.4 million, and Ps.2,915.2 million in 2022, 2023, and 2024, respectively. Of these, Ps.1,969.6 million, Ps.2,620.2 million, and Ps.2,740.7 million, respectively, were paid to the airports in the form of passenger charges. Such passenger charges represented 8.7%, 10.3%, and 10.2%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2022, 2023, and 2024. Revenues from Aeromexico and the passengers it moved through our airports were Ps.1,551.9 million, Ps.1,665.1 million, and Ps.1,718.6 million, during 2022, 2023, and 2024, respectively, of which Ps.1,398.5 million, Ps.1,637.2 million, and Ps.1,526.1 million, respectively, were paid to the airports for the passengers they moved in the form of passenger charges, representing 6.2%, 6.4%, and 5.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues for 2022, 2023, and 2024.

In 2022, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.374.3 million. Of this, Ps.329.5 million was paid to MBJA as passenger charges. In 2023, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.388.0 million, of which Ps.281.1 million was paid to MBJA as passenger charges. In 2024, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.274.1 million, of which Ps.251.4 million was paid to MBJA as passenger charges. In 2022, 2023, and 2024, revenues from American Airlines and its passengers represented 16.3%, 13.8%, and 10.1%, respectively, of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. In 2022, 2023, and 2024, passenger charges collected by American Airlines at MBJA accounted for 1.4%, 1.2%, and 0.9%, respectively, of total revenues at our airports (1.7%, 1.5%, and 1.0%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2022, 2023, and 2024).

In 2022, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.299.5 million, of which Ps.214.5 million was paid to NMIA as passenger charges. In 2023, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.305.1 million, of which Ps.166.2 million was paid to NMIA as passenger charges. In 2024, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.328.2 million, of which Ps.181.1 million was paid to NMIA as passenger charges. In 2022, 2023, and 2024, revenues from JetBlue Airways Corporation and its passengers represented 26.2%, 25.6%, and 24.9%, respectively, of the sum of aeronautical and non-aeronautical revenues for Kingston airport. However, passenger charges from JetBlue Airways Corporation do not represent a significant portion of our total revenues across all our airports.

In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earn revenues from aircraft landing, parking charges, and the leasing of space to these airlines.

Complementary services customers

Our principal complementary services clients are our two principal providers of baggage handling services: Menzies Aviation, S.A. de C.V., and Aveespress, S.A. de C.V., which provided Ps.89.9 million and Ps.38.1 million, respectively, in the form of access fees in 2024. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.29.1 million and Ps.9.8 million of revenues in the form of access fees in 2024.

Principal Non-Aeronautical Services Customers

As of December 31, 2024, we have signed approximately 1,316 contracts – which is 1.5% less than the 1,336 contracts we had as of December 31, 2023. These contracts were executed with commercial services providers in our Mexican airports, such as retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information, promotion services, ground transportation, and cargo. The increase in the number of contracts is due to the expansion of commercial areas at our Mexican airports.

Our largest commercial customers in terms of revenues paid to us were Priority Pass, Inc. (VIP Lounge; Ps.467.5 million in 2024, Ps.387.2 million in 2023, Dufry México, S.A. de C.V. (duty-free stores; Ps.398.0 million in 2024, Ps.402.4 million in 2023, and Ps.418.5 million in 2022), and Ps.298.1 million in 2022), Aerocomidas, S.A. de C.V. (food and beverages; Ps.257.6 million in 2024, Ps.327.3 million in 2023, and Ps.250.2 million in 2022), and Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental; Ps.169.6 million in 2024, Ps.170.6 million in 2023, and Ps.160.3 million in 2022). In Jamaica, MBJA’s biggest commercial customers in terms of revenues paid to MBJA were Dufry Jamaica Limited (duty-free; U.S.$15.0 million in 2024, U.S.$15.8 million in 2023, and U.S.$10.7 million in 2022), VIP Attractions Limited (passenger lounge; U.S.$5.3 million in 2024, U.S.$4.1 million in 2023, and U.S.$2.6 million in 2022) and Express Catering (food and beverages; U.S.$4.6 million in 2024, U.S.$4.2 million in 2023, and U.S.$3.2 million in 2022). NMIA’s most significant commercial customers in terms of revenues paid to NMIA were TM Traders Limited (duty-free; U.S.$3.0 million in 2024, U.S.$3.2 million in 2023, and U.S.$2.9 million in 2022), Two Hampers and A Mule Limited (Retail; U.S.$0.7 million in 2024, U.S.$0.7 million in 2023, and U.S.$0.5 million in 2022) and Island Car Rental Limited (car rental; U.S.$0.6 million in 2024, U.S.$0.7 million in 2023, and U.S.$0.6 million in 2022).

Seasonality

Our business is subject to seasonal fluctuations. In general, demand for air travel is typically higher during the summer months and during the winter holiday season. This is especially true in international markets because there is more vacation travel during these periods. Our results of operations generally reflect this seasonality but have also been impacted by numerous other factors that are not strictly seasonal, including economic conditions, war or threat of war, terrorism or threat of terrorism, weather, air traffic control delays, health crises, and general economic conditions, as well as the other factors discussed above. As a result, our quarterly operations results are not necessarily indicative of the results of the entire year. In addition, historical results of operations do not necessarily indicate future results of operations.

Competition

Excluding our airports servicing tourist destinations, our airports generally are natural monopolies in their geographical areas and typically do not face significant competition. However, the Mexican and Jamaican governments could grant additional concessions to operate existing government-managed airports, authorize the construction of airports, or allow existing privately held domestic airports to become international airports and permit them to receive regular domestic and international flights, all of which could lead to increased competition for our airports.

For instance, Los Cabos airport may experience increased competition from a small private airport near Cabo San Lucas. On November 4, 2009, this airport received authorization from the SICT to operate regular commercial routes for domestic and international flights. Consequently, we implemented commercial strategies to improve our level of service. This will ensure we remain the preferred airport option for airlines serving the San Jose del Cabo and Cabo San Lucas corridor. Also, to better serve the private aviation market, in 2021, we began remodeling our state-of-the-art Fixed Base of Operations at the Los Cabos airport to allow us to increase our capacity further, and we redesigned our fee structure to make our service more attractive.

ASA currently operates seven small airports in Mexico’s Pacific and Central regions. We believe these airports collectively account for only a tiny fraction of the passenger traffic in these regions.

In January 2019, the Mexican government announced that it would seek to alleviate congestion at the existing Mexico City International Airport by (i) converting a military air force base located in San Lucia, approximately 40 kilometers (24.9 miles) outside of Mexico City, into a commercial airport and (ii) expanding the Toluca International Airport, which is approximately 60 kilometers (37.3 miles) outside of Mexico City. The Santa Lucia airport began operations in March 2022. There is still uncertainty about the project’s impact on the existing Mexico City International Airport. The timing and capacity expansion of the airport may impact our operations in the future.

During November and December 2023, the SICT assigned 11 concessions for an indefinite term to a newly created state-owned company called Grupo Aeroportuario, Ferroviario, de Servicios Auxiliares y Conexos Olmeca-Maya-Mexica, S.A. de C.V., which is operated by the Mexican Ministry of Defense (Secretaría de la Defensa Nacional - SEDENA). Such assignments include the right to manage, operate, use, and build airports in the states of Sonora, Nuevo León, Tamaulipas, San Luis Potosí, Michoacán, Puebla, Oaxaca, Chiapas, Campeche and Quintana Roo.

In recent years, the Jamaican government has discussed plans to manage commercial passenger traffic in a third international airport, Ian Fleming International Airport, which is in Boscobel, St. Mary, near the resort town of Ocho Rios, besides building a fourth international airport in Jamaica, most likely on the southern coast at Vernamfield, to meet long-term requirements for the growth of air transport. For more information about airport competition, see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

The relative attractiveness of the locations we serve depends on many factors, some of which are beyond our control. These factors include the general state of the Mexican economy and the attractiveness of other commercial and industrial centers in Mexico. Due to the nearshoring trend, this may affect the attractiveness of Guadalajara, Tijuana, and other growing industrial centers in our group, such as Hermosillo, Leon, Aguascalientes, and Mexicali.

Because our Puerto Vallarta, Los Cabos, La Paz, Manzanillo, and Montego Bay airports are substantially dependent on tourism, these airports face competition from competing tourist destinations. The main competitors to these airports are those serving vacation destinations in Mexico, such as Acapulco and Cancun, and abroad. These destinations include Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, other Caribbean islands, and Central America. In addition, concerning Puerto Vallarta, Los Cabos, La Paz, Manzanillo, and Montego Bay, factors beyond our control include promotional activities and pricing policies of hotel and resort operators, weather conditions, natural disasters (such as hurricanes and earthquakes), security concerns, health crises and the development of new resorts that may be considered more attractive. There can be no assurance that the locations we serve will continue to attract the same level of passenger traffic in the future.

Corporate Social Responsibility

Sustainability and Environmental Responsibility

Environmental Management in Mexico

We maintain an Integrated Management System based on the requirements of ISO 9001 and 14001:2015 (quality and environment) standards, which provide a benchmark for best practices and allow us to measure environmental performance and efficiency. This system has been implemented and is certified in all our Mexican airports.

Additionally, our Master Development Programs approved for the 2020-2024 period included measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation, (ii) improvements to residual water treatment plants, and (iii) storage of hazardous and other special wastes. In 2022, 2023, and 2024, we invested Ps.29.9 million, Ps.189.0 million, and Ps.107.9 million, respectively, in these projects.

Since 2015, we established the following objectives for our environmental programs: (i) to reduce the consumption of water per passenger, (ii) to increase the use of treated residual water, (iii) to reduce our GHG emissions, (iv) reduce fuel consumption, and (v) reduce waste disposed of in landfills per passenger and increase recycling percentages The following table sets forth certain performance indicators tracked by our environmental management systems.

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31, (1)
	2022	2023	2024
Water consumption (in liters per passenger)	16.5	14.6	15.2
Energy consumption (in kilowatt hours per passenger)	1.9	1.55	1.63
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger) (1)	0.73	0.72	0.73
Hazardous waste generation (in kilograms per passenger)	0.00018	0.000006	0.00025
Special waste generation (in kilograms per passenger)	0.104	0.11	0.107

(1)
Figures calculated with the Emission Factor (EF) published by SEMARNAT for CFE electricity use and fuel combustion. 2023 vary from last report year due to the punishment of updated emission factors by Mexican authorities. 2024 figures are estimated and may vary as emission factors for 2024 have not been published.

Environmental management in Jamaica

Environmental Management by MBJA

To ensure continuous improvement in environmental performance and to meet the requirements outlined in the MBJA Concession Agreement and the International Finance Corporation (“IFC”) Performance Standards, MBJA has established an Environmental Management Plan (“EMP”).

The EMP serves as a guide for business planning across various departments, facilitating compliance with local regulations, IFC Performance Standards, and industry best practices. It reflects MBJA’s commitment to incorporating environmental management measures into the airport’s planning, design, construction, and operational processes. The plan outlines specific actions to mitigate the ecological impacts of MBJA’s operations and includes management strategies for the storage of fuel and hazardous materials, stormwater run-off, groundwater issues, preexisting contaminated sites, solid waste, aviation noise, and wildlife hazards. The EMP is overseen by the Environment, Health and Safety Manager.

MBJ continuously evaluates its environmental performance through independent audits and assessments, implementing practical recommendations to ensure ongoing improvements in environmental performance and stewardship.

The EMP was certified by the JCAA in 2017. In 2024, MBJ implemented an Environmental Management System ISO14001:2015 certified by Perry Johnson Registrars Inc. Additionally, MBJ achieved Level 1 ACI Airport Carbon Accreditation in 2021, progressed to Level 2 in 2022, and received ACI Airport Health Accreditation (AHA) in 2021.

Environmental Management by PACKAL

In 2023, PACKAL was integrated into GAP’s Integrated Management System (IMS) and underwent an external audit, resulting in certification that complies with the ISO9001:2015 and ISO14001:2015 standards. This certification was awarded in December 2023. As a result, PACKAL is now subject to GAP’s policies regarding environmental performance, legal compliance, continuous improvement, management review, and future integrated external audits.

In addition to its certification in the ISO14001:2015, PACKAL has been participating in the Airport Carbon Accreditation Program since 2022. It achieved Level 1 certification and is currently working towards an upgrade to Level 2 in 2025.

Solar energy

In 2020, we began a “carport” solar system project, which consisted of installing 13 solar systems at 11 of our 12 Mexican airports, concluding by the end of 2021. In 2022, we installed a solar system in Los Cabos airport, which generates electric energy. As a result of the solar systems installed in Mexico from 2020 to 2024, we have generated 11,526,161 kWh of solar energy at our Mexican airports. This represents approximately 11.4% of the energy consumption of these airports.

Regarding Montego Bay airport, since 2021, a total of 3 MWH capacity for solar generation has been installed, with the latest 2.0 MWH installed in 2024.

We began the installation of a solar photovoltaic plant at Kingston airport in 2021 and started to generate electricity in 2022.

Accreditations

All of our Mexican airports are enrolled in the "Environmental Quality" certification program of the Federal Officer for Environmental Protection, or “PROFEPA.” Our airports in Aguascalientes, Hermosillo, La Paz, Los Mochis, and Morelia also have the highest Environmental Performance certification. Guadalajara and Guanajuato are in the process of renewing this level of certification. Tijuana and Hermosillo have the same Environmental Quality Level.

In addition, we have registered 14 of our airports for Airport Carbon Accreditation (“ACA”) from the Airports Council International (“ACI”). In 2023, Puerto Vallarta, Aguascalientes, and Guadalajara airports renewed their ACA Level 3 (optimization). Morelia, Manzanillo, and Mexicali upgraded their accreditation to level 3. Tijuana, Guanajuato, Hermosillo, La Paz, Los Mochis, Los Cabos, and Montego Bay airports renewed their ACA Level 2 (reduction). In 2023, Kingston obtained its accreditation in Level 1.

Employee Health and Safety

To guarantee occupational health and safety, as well as institutionalize the prevention of occupational hazards, we have begun to implement a self-administered program promoted by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social), or “STPS,” and based on national and international standards and regulations, to ensure the operation of a safe and clean airport network in Mexico. The voluntary compliance program comprises three levels of recognition: (i) for compliance with health and safety regulations, (ii) for actions that promote continuous improvement in health and safety standards, and (iii) for successful management of health and safety standards. In this program, we have obtained the following certification levels: Level 1 (Morelia airport), Level 2 (Manzanillo and Puerto Vallarta airports), and Level 3 (Guadalajara).

A key component of the voluntary compliance program is the Safety and Hygiene Commission, which we have established at each airports. These commissions conduct investigations and reviews of the work area, verifying the implementation of the voluntary compliance program and recommending additional improvements to create optimal working conditions. This depends on the airport’s needs. To accomplish our voluntary compliance program goals and to raise awareness among our workers, our workers also received a Safety and Hygiene course about the importance of preventing occupational hazards to mitigate accidents and occupational diseases, generate healthy environments, and comply with the health and safety regulations of the STPS.

Along with these commissions, we have also formed brigades to help minimize the impact and risk through evacuation and first aid plans. The reason for this is any natural phenomenon that could negatively affect the safety of our employees or operations.

In addition, as part of our company policies, we provide an annual general medical review for certain employees. As part of our philosophy of well-being and quality of life, we also allocate approximately Ps.23.0 million per year to organize cultural and sports activities, thus encouraging physical activity. Together, these measures help provide a suitable workplace for our employees, and the relevant safety tools and equipment to prevent accidents and diseases to the extent possible.

In 2020, due to the pandemic, we implemented a home office model to work remotely and preserve the health and safety of our employees. The home office model to work remotely continued during 2023 and 2024. In 2021, we helped transport some of our employees to Tijuana and Los Angeles, California vaccinating against COVID-19.

Workplace Culture

Our policy is to provide the same job opportunities to all qualified applicants and to provide employees with a work environment free of harassment or discrimination, where each employee behaves respectfully towards their co-workers, promoting a spirit of collaboration regardless of gender, age, religion, or hierarchical level.

In 2024, we refocused our approach to Diversity, Equity, and Inclusion (DEI) by adopting a more holistic perspective. We transformed our Women's Committee into the DEI Committee to ensure that all our processes and ways of working are aligned with the principles of diversity and inclusion. This committee will support specific groups across various pillars of our organization.

Since 2009, we have been evaluated by Expansión Magazine as a “Super Company” in Mexico concerning workplace culture and professional climate. Since 2013, according to this publication’s annual evaluation of workplace culture, we have been ranked among the top ten companies in Mexico. On May 4, 2021, the Ministry of Labor and Social Prevention recognized us as an “Empresa Responsable de Buenas

Prácticas Laborales” (Responsible Company with Good Labor Practices). In 2024, we achieved a significant milestone by qualifying for the first time in the national ranking and securing a spot once again in the Top 10 of the Western Region as a company certified as a “Best Place to Work in Mexico” by the Great Place to Work Mexico Institute.

In 2023, we obtained the EDGE (Equity, Diversity and Gender Equality) certification, as its Assess level, as a result of our performance evaluation, according to the most rigorous global standards in diversity and inclusion.

With respect to labor matters, we have a social policy whereby we negotiate contracts, and salary increases with our workers’ unions to increase the social welfare of each of our workers within the context of equality, productivity, and a commitment to merging our workers’ objectives with those of our business. Salaries for our non-union workers are reviewed based on their performance evaluation and the degree to which their individual and business objectives are met.

Training programs are available at all levels of our organization. Annual Training Plans are scheduled and reviewed in collaboration with each area of our organization and are available at all levels. In the second half of 2024, we focused on developing the Leadership Profile Program. This program addresses leaders’ responsibilities as people managers, as well as their soft skills and values that align with GAP Culture. In this context, we implement trust triggers throughout the organization, which have become central to our ways of working.

Additionally, at the end of 2024, we collaborated with c-level positions to create the Succession Plan. This plan serves as a preventive measure, allowing us to anticipate changes and make timely strategic decisions. It ensures stability, growth, and sustainable development of our organization in the medium and long term. This exercise will also serve as a foundation for continuing the succession project for deputy directors and managers.

We are continuously evolving our work culture through the SOMOS GAP Project, “Collaborating with Passion.” Our focus is not only on providing training and personnel management tools for our leaders but also on encouraging all our employees to serve as role models of efficiency, effectiveness, and productivity. In addition to modernizing our work style, we place a significant emphasis on well-being and work-life balance to promote overall development within the organization.

Our benefits package is maintained at very competitive levels compared to the labor market in each of the regions where our airports are located, thus reducing turnover.

Supply Chains and Sourcing

As part of our supplier bidding process, we include our code of ethics as part of the initial information package. We do this to ensure that our suppliers comply with our ethical standards. The terms and conditions of our contract with suppliers then include provisions designed to ensure that our suppliers comply with labor laws and regulations. This includes requirements to monitor legal and regulatory compliance in employer responsibilities and occupational health and safety.

In our supplier development program, we strategically select suppliers based on the contracting amounts, technical complexity of their work or impact on the quality of the service provided by us. Once the provider is selected, visits and face-to-face monitoring are carried out at its facilities to verify, among other things, that the supplier’s policies, guidelines, and processes comply with legal and regulatory requirements, as well as the management’s approach to staff development and the safety of the work environment. Once a contracted supplier has completed their work, we evaluate their performance to determine whether they should be invited to participate in future bids.

Community Initiatives and Philanthropic Efforts

GAP Foundation (Fundación GAP)

GAP Foundation is a non-profit organization established by GAP in May 2013 to improve social welfare in communities near our airports. The foundation focuses on education and engages in other charitable activities as well. The GAP Foundation has two main axes; the first one is “GAP Schools,” to provide high-quality education for children in disadvantaged communities near Guadalajara and Los Cabos airports. The second axis is the Community Centers, which aim to support and promote airport community employees and their families by providing access to education. The purpose of this second axis is to try to end the educational lagging in the airports by giving support to airport community employees and their families so they can finish their elementary, middle school, and high school education, and by also providing technical training courses to strengthen professional skills and knowledge.

In September 2014, the first Fundación GAP School was inaugurated near Guadalajara airport, starting with a class of first grade and 60 students. A new class has been added every year since then. In 2016, another school was built near Los Cabos airport, starting with 60 students. In 2018, a third school was opened near Guadalajara airport, and it also had 60 students. In 2020, the first middle school was opened for the first generation of students from the first school in Guadalajara. And in 2022, a second middle school in Los Cabos was opened as well. In

2023, the first GAP High School started in Guadalajara with 45 students; the “Tecnológico de Monterrey” School led the academic program. In 2024, the third middle school was opened in Guadalajara. All GAP Schools are part of "Red SER," a national association that manages schools in underserved communities across the country, inspired by KIPP Schools’ teaching methods.

By the end of 2024, the Foundation had 1,395 students, 929 in Guadalajara and 466 in Los Cabos. The schools provide all the students with psychological support and a balanced diet that includes breakfast and lunch. Also, our four dining rooms are certified for health and balanced nutrition (“Distintivo H”).

Regarding the Community Centers, in 2019, four Community Centers were opened for the first time in Guadalajara, Los Cabos, Aguascalientes, and Puerto Vallarta airports. In 2021, eight additional Community Centers were opened in Tijuana, La Paz, Los Mochis, Hermosillo, Guanajuato, Mexicali, Morelia, and Manzanillo airports. These centers aim to support and promote airport community employees by providing access to education through four categories: Educational Lag, Aeronautics, Hospitality and Commercial, and Trade Workshops. In 2024, 20,541 people were enrolled in the Community Centers, 1,285 in formal education, and 18,384 were trained in more than 872 complementary courses.

The foundation is supervised by a board of trustees presided over by Mrs. Diez-Barroso. Every year, the board of directors reviews the donation to the foundation. For 2024, the board of directors approved a Ps.130.4 million donation, and over the past ten years, GAP has made around Ps.600.0 million in donations. During 2024, we received additional donations from third parties, and also, in November 2024, we hosted for the second time a Fundraising Dinner. The total additional donations we received during 2024 amounted to Ps.17.9 million.

Philanthropic Efforts

GAP has been awarded the Socially Responsible Company Distinction by the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or “CEMEFI,” for 16 consecutive years.

Fundación GAP awarded Augem Technologies the “Premio Emprendedor Social Coparmex Jalisco 2024” for its social entrepreneurship business model. This social entrepreneur company developed a patented ultrasonic device that provides independence and safety in daily life by alerting visually impaired individuals to obstacles that the cane cannot detect. The award recognizes entrepreneurs and includes a monetary prize that varies by year. A committee from Coparmex (Confederación Patronal de la República Mexicana or the Mexican Employers’ Association) selects the finalists based on their social projects. Once the finalists are selected, we choose the yearly winner based on the finalists’ ability to make the greatest social impact.

Lastly, GAP provides aid for the family members of our students and scholarships for our employees’ dependents. In 2022, 2023, and 2024, we invested Ps.3.1 million, Ps.3.9 million, and Ps.4.5 million, respectively, in these programs.

Commitment with Environmental, Social, and Corporate Governance matters

On April 22, 2022, we presented at the Annual General Ordinary Shareholder’s Meeting our 2030 Sustainability Strategy, under the philosophy and commitment to improve environmental, social and governance matters (“ESG”).

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

On February 17, 2000, regulations under the Mexican Airport Law were issued. We believe we are currently complying with the material requirements of the Mexican Airport Law and its regulations. Non-compliance with these regulations could result in fines or other sanctions being assessed by the SICT and are among the violations that could result in the termination of a concession if they were to occur two or more times in a period of ten years.

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

Amendment to Rules for Tariff Regulation

On October 4, 2023, we received a notification from the AFAC, a decentralized entity of the SICT, informing its decision to unilaterally and without any prior communication with us to modify the terms of the rules for tariff regulation set forth in Annex 7 of the concession agreements dated June 29, 1998, as amended, in connection with the airports GAP operates in Mexico’s Pacific Region. Section 10.21 of the concession agreement provides that Annexes 1 through 5 and Annex 7 may be unilaterally amended by the SICT in accordance with applicable law and regulations. On October 19, 2023, AFAC notified us that the new rules have immediate application, however, the Master Development Plan and the current maximum tariffs (approved in the tariff review for the period 2020-2024) remained in place. The modification to the tariffs based on the new tariff base regulation was applied to tariffs starting on January 1, 2025.

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

As of the date of this report, we have completed the process for the tariff adjustments and MDP for 2025-2029 applying the new methodology with a positive result in terms of Maximum Tariffs and MDP, which was announced on August 27, 2024. Even though we obtained a positive outcome, we cannot guarantee that the AFAC or any other regulatory authority will refrain from further amending the terms of the tariff base regulation, which may potentially affect the maximum rates in the next ordinary review. Now, we can confirm that during the process for 2025-2029 period the new regulatory framework was respected.

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

Airport and complementary services are required to be provided to all users in a uniform and regular manner, without discrimination as to quality, access or price. Concession holders are required to provide airport and complementary services on a priority basis to military aircraft, disaster support aircraft and aircraft experiencing emergencies. Airport and complementary services are required to be provided at no cost to military aircraft and aircraft performing national security activities. The concession holders have no and do not provide complementary services, as these services are provided by third parties.

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

A concession holder is also required to take all necessary measures to create a competitive market for complementary services. A concession holder may not limit the number of providers of complementary services at its airport, except in instances where space, efficiency and/or safety considerations warrant such limitations. If a concession holder denies entry to any complementary service provider for reasons other than the above, such service provider may file a complaint with the SICT. The SICT shall determine within 60 days of the filing of the complaint whether entry of the service provider into the airport shall be authorized.

Master Development Programs

Each concession holder is required to submit to the SICT a Master Development Program describing, among other things, the concession holder’s construction and maintenance plans.

Each Master Development Program must be updated every five years and resubmitted for approval to the SICT. Upon such approval, the Master Development Program is deemed a part of the relevant concession. Any major construction, renovation, or expansion of an airport may only be made with the approval of the SICT, according to a concession holder’s Master Development Program.

Information required to be presented in the Master Development Programs includes:

•
airport growth and development expectations;
•
fifteen-year projections for air traffic demand (including passenger, cargo, and operations);
•
construction, conservation, maintenance, expansion, and modernization programs for infrastructure, facilities, and equipment;
•
a binding five-year detailed investment program and planned major investments for the following ten years;
•
descriptive airport plans specifying the distinct uses for the corresponding airport areas;
•
any financing sources; and
•
environmental protection measures.

Each concession provides for 24 months for the preparation and submission of the concession holder’s Master Development Program and requires the concession holder to engage recognized independent consultants to conduct polls among airport users concerning current and expected quality standards to prepare air traffic projections and assess investment requirements. The concession holder must submit a draft of the Master Development Program to an operations committee (Comité de Operación y Horarios), composed of each of the airport’s principal users, for their review and comments six months prior to its submission for approval to the SICT. Further, the concession holder must submit, six months prior to the expiration of the five-year term, the new Master Development Program to the SICT. The SICT may request additional information or clarification as well as seek further comments from airport users. The Ministry of Defense (Secretaría de Defensa Nacional) may also comment on the Master Development Programs.

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

Once capital expenditures related to the Master Development Programs are established, they are adjusted annually according to Mexican PPI’s construction price index increases. The concessionaire is obligated to meet the adjusted amounts.

On August 27, 2024, the SICT approved new maximum tariffs and Master Development Programs for the five-year period from 2025-2029 for each of our Mexican airports. The combined maximum tariffs are expressed in workload units for each airport and were determined by the SICT based on traffic projections, operating costs, and capital investments included in the Master Development Programs, as well as in accordance with pre-determined parameters for the calculation of the maximum tariff outlined in the concession for each airport.

We allocated 81.9% of our committed investments for the 2025-2029 period to our Guadalajara, Tijuana, Los Cabos, and Puerto Vallarta airports. The investments in the new Master Development Programs for the 2025-2029 period represent the sixth investment period within the terms of our concessions and represent an increase of 88.5% compared to the 2020-2024 period. These committed investments reflect the highest investment amounts committed to date.

Our Master Development Programs are approved by the SICT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SICT may apply sanctions if we do not so comply. Recently, the SICT reviewed our compliance on an annual basis. The SICT may choose to do this revision officially and apply sanctions annually if it determines that we have failed in our investment obligations. In March 2023, 2024, and 2025, the SCT certified our compliance with our Master Development Programs through 2022, 2023, and 2024, respectively. For a description of the latest amendment to the rules for tariff regulation effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Mexican Aeronautical Services Regulation

The Mexican Airport Law directs the SICT to establish price regulations for services without a competitive market, as determined by the Mexican Antitrust Commission. In 1999, the Mexican Antitrust Commission ruled that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the SICT to establish regulations governing the prices that may be charged for airport services. In addition, access fees may be charged to third parties rendering complementary services at our airports. On November 15, 1999, a revised regulation, the Rules for Tariff Regulation (Regulación Tarifaria), was incorporated into the terms of each of our Mexican concessions, which was amended on October 19, 2023. This regulation provides a framework for the SICT to set five-year maximum rates. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.” For a description of the latest amendment to the rules for tariff regulation effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

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

All our revenues from aeronautical services are subject to a price regulation system established by the SICT. Under this price regulation system, the SICT establishes a maximum rate for each airport every year for a five-year period. The maximum rate is the maximum amount of revenue per workload unit earned at an airport each year from regulated revenue sources. Under this regulation, a workload unit is equivalent to one passenger, or 100 kilograms (220 pounds) of cargo, including those transported in passenger airplanes. The combined maximum tariffs are expressed in workload units for each airport and were determined based on (i) projected workload units, (ii) capital investments, and (iii) the operating expenses authorized for the five-year period in the Master Development Programs.

The maximum tariffs for the 2025-2029 five-year period are expressed in constant pesos as of December 31, 2023. They are adjusted by the inflation rate according to the Mexican PPI, excluding petroleum, and by the efficiency factor at the end of any given year. Since the inflation rate for each applicable year, as measured in terms of the variation of the Mexican PPI, excluding petroleum, is not known at the beginning of the application of the maximum tariffs negotiated with the Mexican Directorate General of Civil Aviation, the adjustment for inflation is not included in the maximum rates set at the beginning of each five-year period. These adjusted tariffs will be applicable once they are published.

We can set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%) as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SICT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SICT has reviewed our maximum rates and certified that we did not collect revenues in excess of the permitted level in 2021, 2022, and 2023. The review for 2024 will take place during the second quarter of 2025. Since our aggregate revenues resulting from regulated services are not otherwise restricted, passenger and cargo traffic increases permit greater revenues overall within each five-year interval for which maximum rates are established. However, according to the Rules for Tariff Regulation effective since October 19, 2023, there is a claw-back provision related to the excess of workload units over 3.0% of the workload unit projected in the tariff determination on a consolidated basis beginning in the 2025-2029 period.

In 2022, 2023, and 2024, approximately 64.3%, 56.5%, and 55.7%, respectively, of our Mexican airports’ total revenues were earned from aeronautical services subject to price regulation under our maximum rates (81.0%, 76.2%, and 70.1%, respectively, of the sum of aeronautical and non-aeronautical revenues).

Our revenues from non-aeronautical services, including those we earn from most commercial activities in our terminals, are not regulated under our maximum-rate price regulation system and are therefore not subject to a ceiling under any regulation. For a description of how we classify our revenues into aeronautical and non-aeronautical services, see “Item 5, Operating and Financial Review and Prospects – Overview – Classification of Revenues.”

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

Maximum Rates for 2025 through 2029

On August 27, 2024, the SICT set new airport maximum rates for the five-year period from January 1, 2025, through December 31, 2029, expressed in constant pesos as of December 31, 2023. These maximum rates are subject to adjustment only as described above or under the limited circumstances described below under “Special Adjustments to Maximum Rates.” See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate.” The following table sets forth the maximum rates for each of our airports under the Master Development Programs that went into effect as of January 1, 2025:

Current Maximum Rates (1)

	Year ended December 31,
	2025	2026	2027	2028	2029
Guadalajara	349.44	346.65	343.87	341.12	338.39
Tijuana	266.45	264.31	262.20	260.10	258.02
Los Cabos	524.20	520.01	515.85	511.72	507.63
Puerto Vallarta	522.06	517.88	513.74	509.63	505.55
Guanajuato	349.61	346.82	344.04	341.29	338.56
Mexicali	252.45	250.43	248.43	246.44	244.47
La Paz	287.13	284.83	282.55	280.29	278.05
Morelia	412.49	409.19	405.92	402.67	399.45
Hermosillo	261.29	259.20	257.13	255.07	253.03
Aguascalientes	270.36	268.20	266.05	263.93	261.81
Los Mochis	296.10	293.73	291.38	289.05	286.74
Manzanillo	357.18	354.32	351.49	348.67	345.88

(1)
Expressed in constant pesos as of December 31, 2023, and applying the efficiency factor described below under “Methodology for Determining Future Maximum Rates.”

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
•
A discount rate to be determined by the SICT. The concessions provide that the discount rate shall be based on the weighted average cost of capital formula (on a pre-tax basis), as well as Mexican economic conditions. The concessions provide that the discount rate shall include the risk-free rate of return based on the average over the last five years of the return on dollar-denominated UMS (United Mexican States) bonds issue in the global markets with maturity periods of between 5 and 30 years, plus a market-risk premium based on the premium paid by the market for investment in assets on the stock market; and
•
An efficiency factor to be determined by the SICT expressed in decimals. The maximum rates applicable to our airports reflect a projected annual efficiency improvement of 0.80% for the five-year period from January 1, 2025, through December 31, 2029.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SICT may proportionately reduce the maximum rate in the immediately subsequent year. In addition, it may assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2025, the daily general minimum wage in Mexico was Ps.278.8. As a result, the highest penalty at such date could have been approximately Ps.13.9 million (approximately U.S.$685.8 thousand) per airport.

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

Other Regulation of Mexican Concessions and Concession Assets

Ownership Commitments and Restrictions

The Mexican concessions require us to retain a 51% direct ownership interest in each of our twelve Mexican concession holders throughout the term of these concessions. Any acquisition by us or by one of our Mexican concession holders of any additional Mexican airport concessions or a beneficial interest of 30% or more in another Mexican concession holder requires the consent of the Mexican Antitrust Commission. In addition, Mexican concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

Reporting, Information and Consent Requirements

Mexican concession holders and third parties providing services at airports are required to grant the SICT access to all airport facilities and information relating to an airport’s construction, operation, maintenance, and development. Each Mexican concession holder is obligated to maintain statistical records of operations and air traffic movements at its airport. In addition, it is obligatory to provide the SICT with any information that it may request. Each Mexican concession holder is also required to publish its annual audited financial statements in a principal Mexican newspaper within the first four months of each year.

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
•
if a person has the ability to appoint a majority of the members of the board of directors of a concession holder or
•
if a person by any other means acquires control of an airport.

Pursuant to the regulations under the Mexican Airport Law, any company acquiring control of a Mexican concession holder is deemed to be jointly and severally liable to the concession holder for the performance of the terms and conditions of the concession.

The SICT requires notification of any change in a concession holder’s chief executive officer, board of directors, or management. A concession holder is also required to notify the SICT at least 90 days prior to the adoption of any amendment to its bylaws concerning the dissolution, corporate purpose, merger, transformation, or spin-off of the concession holder.

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

In the event of war, public disturbances or threats to national security, the Mexican government may assume the operation (requisa) of any airport and any airport assets, as well as any airport and complementary services. Such government action may exist only during the duration of an emergency. Except in the case of war, the Mexican federal government is required to compensate all affected parties for any damages or losses suffered as a result of such government action. If the Mexican government and a concession holder cannot agree as to the appropriate amount of damages or losses, the amount of damages must be determined by experts jointly appointed by both parties and the amount of losses must be determined based on the average net income of the concession holder during the previous year.

The Mexican Airport Law provides that a sanction of up to 200,000 times the general daily minimum wage in Mexico may be assessed for failure to comply with the law or the terms of a concession. Such sanctions may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2025, was Ps.55.8 million (U.S.$.2.8 million) for an individual failure to comply.

Consequences of Termination or Revocation of a Concession

Upon termination, whether due to expiration or revocation, the real estate and fixtures that were the subject of the concession automatically revert to the Mexican government. In addition, upon termination, the Mexican federal government has a preemptive right to acquire all other assets used by the concession holder to provide services under the concession. These assets will be purchased at prices established by expert appraisers appointed by the SICT. Alternatively, the Mexican government may lease these assets for up to five years at fair market rates as determined by expert appraisers selected by the Mexican government and the concession holder. If there is a discrepancy between appraisals, a third expert appraiser must be jointly appointed by the Mexican government and the concession holder. If the concession holder does not appoint an expert appraiser, or if such appraiser fails to determine a price, the determination of the appraiser appointed by the Mexican government will be conclusive. If the Mexican government chooses to lease the assets, it may thereafter purchase the assets at their fair market value. This is determined by an expert appraiser appointed by the Mexican government.

The Mexican Communications Law, however, provides that upon expiration, termination, or revocation of a concession, all assets necessary to operate the airports will revert to the Mexican government at no cost and free of any liens or other encumbrances. There is substantial doubt as to whether the provisions of our Mexican concessions will prevail over those of the Mexican Communications Law. Accordingly, there can be no assurance that upon expiration or termination of our Mexican concessions, the assets used by our subsidiary concession holders to provide services at our airports will not revert to the Mexican government, free of charge, together with government-owned assets and improvements permanently attached thereto.

Grants of New Mexican Concessions

The Mexican government may grant new concessions to manage, operate, develop, and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial, and financial capabilities. Under certain circumstances, the Federal Competition Commission has the power to prohibit a party from bidding and cancel an award after the process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:

•
any person who holds a permit to operate a civil aerodrome and intends to transform the aerodrome into an airport so long as (i) the proposed change is consistent with the national airport development programs and policies, (ii) the civil aerodrome has been in continuous operation for the previous five years, and (iii) the permit holder complies with all requirements of the concession;
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
•
entities in the federal public administration and
•
commercial entities in which local or municipal governments have a majority equity interest if the entities’ corporate purpose is to manage, operate, develop, and/or construct airports.

Mexican Environmental Regulation

Legislative Framework

Our operations are subject to Mexican federal, state, and municipal laws and regulations relating protecting the environment. The primary federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y Protección Ambiental, or the “General Environmental Law”) and its regulations, which are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and enforced by the Ministry’s enforcement branch, the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos, or the “Law on Waste”), which is also administered by the Ministry of the Environment and Natural Resources and enforced by the Federal Office for the Protection of the Environment; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission (Comisión Nacional del Agua), also a branch of the Ministry of the Environment and Natural Resources.

Under the General Environmental Law, regulations concerning air pollution, environmental impact, land use, soil contamination, noise control, hazardous waste, environmental audits, and natural protected areas have been enacted. The General Environmental Law also regulates, among other things, vibrations, thermal energy, and visual pollution. However, the Mexican government has not yet issued enforceable regulations on the majority of these matters. The General Environmental Law additionally provides that companies contaminating soils are responsible for their clean-up. Further, according to the Waste Law, owners and/or possessors of property with soil contamination are jointly and severally liable for the remediation of such contaminated sites. This liability is independent of any recourse or other actions such owners and/or possessors may have against the contaminated party. It is also independent of the criminal or administrative liability to which the contaminated party may be subject. Restrictions on the transfer of contaminated sites also exist. The Waste Law also regulates hazardous waste generation, handling, and disposal.

Pursuant to the National Waters Law, companies that discharge wastewater into national water bodies must comply with, among other requirements, maximum permissible contaminant levels. This is in order to preserve water quality. Periodic reports on water quality must be provided to the competent authorities. Liability may result from the contamination of underground waters or recipient water bodies. The use of underground waters is subject to restrictions under our Mexican concessions and the National Waters Commission.

In addition to the foregoing, Mexican Official Norms (Normas Oficiales Mexicanas), or “NOMs,” which are technical standards issued by competent regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente), establish limits on air emissions, wastewater discharges, the generation, handling and disposal of hazardous waste and noise control, among other matters.

The General Environmental Law and Waste Law establish the principal policies for soil remediation. Remediation standards and procedures are gradually beginning to be implemented through NOMs.

Although not enforceable, the internal administrative criteria on soil contamination of the Federal Office for the Protection of the Environment are widely used as guidance in cases where soil remediation, restoration, or clean-up is required.

The Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) and the Federal Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente) are the responsible regulators. The Federal Office for the Protection of the Environment can bring administrative, civil, and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities and impose a variety of sanctions. Companies in Mexico are required to obtain proper authorizations, licenses, concessions, or permits from the competent environmental authorities. These authorizations are for the performance of activities that may impact the environment or constitute a source of contamination. Companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing the Ministry of the Environment and Natural Resources, the Federal Office for the Protection of the Environment, and the National Waters Commission, as applicable, with periodic reports regarding compliance with various environmental laws.

Prior to the opening of Mexico’s airports to private investment, the Federal Office for the Protection of the Environment required environmental audits to be performed at each of our airports. Based on the results of these audits, the Federal Office for the Protection of the Environment issued recommendations for improvements and corrective actions to be taken at each of our airports. In connection with the transfer of the management of our airports from our predecessor, we entered into environmental compliance agreements with the Federal Office for the Protection of the Environment on January 1, 1999, and July 12, 2000, pursuant to which we agreed to comply with a specific action plan and adopt specific actions within a determined time frame.

The Federal Office for the Protection of the Environment has confirmed that we have complied with the relevant environmental requirements derived from the aforementioned environmental audits. It has issued compliance certificates for all of our airports. These certificates, known as Environmental Quality Certificates (Certificados de Calidad Ambiental), certify compliance with applicable Mexican environmental laws, regulations and applicable NOMs and must be renewed periodically.

In June 2013, a decree was published in the Official Gazette of the Federation (Diario Oficial de la Federación), issuing the Federal Environmental Responsibility Law (Ley Federal de Responsabilidad Ambiental). As part of the Federal Environmental Responsibility Law, various provisions were amended, added, and revoked of the General Law of Ecological Equilibrium and Protection of the Environment, the General Law of Wildlife, the General Law for the Comprehensive Prevention and Waste Management, the General Law for Sustainable Forest Development, the National Water Act and the Federal Criminal Code, among others, to the effect that any person or company whose acts or omissions directly or indirectly cause harm to the natural environment, is obligated to repair the environmental damage, or when reparation is not possible, to compensate for the harm, and undertake any necessary actions to avoid increasing the harm. A second general aspect of this reform is the creation of expanded standing so that individuals, including Mexican environmental non-profits, may initiate lawsuits to protect property they do not directly own.

In 2018 a new carbon dioxide (“CO2”) market commenced operating in Mexico. The market requires industries that generate above a certain amount of CO2 emissions, including airport concession owners, to pay for rights to excess emissions. Since 2019, the legislation has required that companies subject to it report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). We are subject to this legislation and began reporting our emissions in 2018. In 2019, we began submitting our emissions reports for verification by the Mexican Emissions Registry. In addition, new water quality standards are being discussed, requiring better water quality for all of our wastewater disposal. During 2024, standards have not undergone modifications. For more information, see “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Increasing scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.”

Liability for Environmental Noncompliance

The legal framework for environmental liability applicable to our operations is generally outlined above. Under the terms of our Mexican concessions, the Mexican government has agreed to indemnify us for any environmental liabilities arising prior to November 1, 1998. This includes any failure by ASA prior to November 1, 1998, to comply with applicable environmental laws and with its agreements with Mexican environmental authorities. Although there can be no assurance, we believe that we are entitled to indemnification for any liabilities related to the actions our predecessor was required to perform or refrain from performing under applicable environmental laws and its agreements with environmental authorities. For further information regarding these liabilities, see Note 27 to our audited consolidated financial statements.

The level of environmental regulation in Mexico has significantly increased in recent years, and the enforcement of environmental laws is becoming substantially more stringent. We expect this trend to continue and expect additional norms to be imposed by the North American Agreement on Environmental Cooperation entered into by Canada, the United States, and Mexico in the context of USMCA, and by other international treaties on environmental matters. We do not expect compliance with Mexican federal, state or municipal environmental laws currently in effect to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that environmental regulations or enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects, or financial condition.

Mexican Safety Regulation

Our aeronautical operations are subject to national and international regulations regarding maintaining acceptable safety standards. Compliance with these safety regulations is overseen by the Mexican Directorate General of Civil Aviation, which conducts audits and inspections of each of our Mexican airports.

In 2013, the Mexican Government issued a Mexican Official Standard (Norma Oficial Mexicana), which created an obligation to implement ICAO’s Safety Management System (“SMS”). SMS is a systematic approach to managing safety, including the necessary organizational structures, accountability, policies, and procedures. The ICAO encourages various types of product and service providers that design, manufacture, operate or support aircraft operation to implement this system. The Civil Aviation Authority can bring administrative proceedings against providers that do not comply with SMS regulations, and it also has the power to impose a variety of sanctions or close non-complying facilities.

We began implementing this system as soon as the standard was issued, and by 2017, all of our Mexican airports were SMS-certified. As of the date of this report, we are the only airport operator in the country with 100% of its airports certified in SMS.

In addition, the ICAO provides certification based on compliance with safety, regulatory, and efficiency standards for aircraft operations at aerodromes. This certification ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. During 2023 and 2024, our twelve airports maintained their ICAO aerodrome certification.

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
•
Airports Authority of Jamaica. The AAJ is an independent statutory body established by the Jamaican Airports Authority Act with responsibility for the nation’s commercial and civil airports. The AAJ owns the airport concession assets of our Jamaican airports. It provides contract administration for the Concession Agreements granted to operate and manage the Montego Bay and Kingston airports situated on land owned by it. Under the Concession Agreements, the AAJ conducts regular performance reviews and other contract administration oversight functions. In addition, the AAJ obligates concession holders to hold a biannual airport forum. This will provide the airport’s stakeholders with the opportunity to provide progress reports and issues pertinent to them.

Jamaican Airport Concession Agreements

On April 3, 2003, MBJA entered into a 30-year concession agreement with the AAJ, which began on April 12, 2003, to operate the Montego Bay airport. MBJA pays both monthly and annual concession taxes to the Jamaican government to allow it to use and develop the assets subject to the concession. During 2024, the authority approved an extension for one additional year, thus, the new concession term is March 2034.

On October 10, 2019, PACKAL entered into a 25-year concession agreement with the AAJ, with a single possible five-year extension, to operate Kingston airport. PACKAL pays a monthly concession fee of 62.01% of total aeronautical and non-aeronautical revenues to the Jamaican government to allow it to use and develop the assets. During 2024, the authority approved a new concession fee of 53.22% applicable retroactively since September 2023.

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

The AAJ may terminate the Concession Agreement with the concession holder upon an event of default on the part of the concession holder, after which the AAJ must provide notice of its intention to serve a written termination notice and conduct up to 30 days of good-faith consultations to avoid termination, during which the concession holder fails to cure the event of default. Regardless of the cause of termination, a termination fee is due to the concession holder upon termination or revocation of the concession. The Concession Agreement limits the AAJ’s liability to such a termination fee. However, the payment terms of the termination fee depend upon the cause: upon an event of default on the AAJ’s part, the termination fee is payable by the AAJ within three months, with an option to extend for up to twelve months with default interest, while if the event of default is on the concession holders part, the termination fee is payable by the AAJ in installments within twelve months.

The Jamaican government may grant new concessions to manage, operate, develop and construct airports. In the Concession Agreement, the concession holder acknowledges that the AAJ may also wish, at the expiry or termination of the concession period, to invite persons to bid for the right to provide all or some of the airport services at the airports. The concession holder may participate in such bidding process, if interested. However, if there has been an event of default attributable to the insolvency of the concession holders' shareholders, in which case the concession holder would be disqualified from participation. However, in preparation for such bidding process, and regardless of whether the concession holder intends to participate in the bidding process, the concession holder would be obligated to provide access to employees, assets, books and records related to the airport business, and may not in any way prejudice or frustrate the transfer of the airport business. The

Concession Agreement sets out the hand-back procedures to be observed as the end of the concession period approaches. It also sets out the dispute resolution mechanism for addressing objections by either party regarding the hand-back. Under the agreement, the concession holder commits to assisting and advising the AAJ or any successor operator (subject to payment of reasonable remuneration and reasonable costs and expenses) in providing and operating the airport for up to six months following completion of the handover and must post a bond equivalent to the cost of the hand-back works for the six-month period.

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

The Airports (Economic Regulation) Act and the related 2021 Airport Expansion Fund Agreement require the airlines operating at the Montego Bay airport to collect the AIF fee of U.S.$5.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MTM. Subject to MTM’s approval, MBJA may use these funds for additional capital investments not included in the Capital Development Program. In addition, these funds may be used for interest expenses related to the financing thereof. MBJA is required to commit to such new investments in exchange for the right to use the AIF funds. The MTM approval of collection of AIF funds at Montego Bay airport was renewed on February 25, 2015, for the period ending April 11, 2030, unless otherwise revoked. The Runway Extension and Associated Works Project were approved by the MTM to be funded from the AIF with funds collected after April 11, 2015.

The Airports (Economic Regulation) Act and the related Airport Expansion Fund Agreement require the airlines operating at the Kingston airport to collect the AIF fee of U.S.$10.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MTM. All AIFs collected and all funds standing to the credit of the Expansion Account shall be the sole property and funds of the Government of Jamaica. The MTM approval of collection of AIF funds at Kingston airport is valid from October 10, 2019, to December 31, 2030, unless otherwise revoked. PACKAL has no right or power over any funds collected with respect to the Expansion Account or the funds held to the credit thereof.

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

Reporting Requirements

Pursuant to the regulations under the Jamaican Civil Aviation Act, airport operators must report on compliance with operating procedures and safety measures. MBJA and PACKAL, as airport operators, are required to report to the JCAA any changes in conditions or other hazardous circumstances or occurrences at the airport, including: any reduction in the level of service or closure of any part of the movement area; any obstacle, obstruction or hazard; and any other condition that could affect aviation safety, as well as what precautions are deemed warranted. MBJA and PACKAL are also obliged to provide reports to the JCAA on the results of internal audits of their safety management system. This includes inspections of airport facilities and equipment and of the airport operator’s own administrative functions.

Both airports must report to the Jamaican government the number of passengers paying AIF and the amount of each transfer of AIF made during the previous month. In addition, they must also report payments related to the concession fee.

As a Jamaican registered company, MBJA and PACKAL are also required to file an annual report with the Companies Office of Jamaica. This report will inform any changes in the ownership or management structure. It will also report on any share transactions and changes in the value of shares during the prior year.

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

The legal framework for environmental liability applicable to our Jamaican airports’ operations is generally outlined above. The level of environmental regulation in Jamaica has increased in recent years, and the enforcement of environmental laws is becoming more stringent. For example, the National Solid Waste Management Act and the Water Resources Act each carry certain penalties of JMD1 million (approximately U.S.$7,747). We expect this trend to continue, but we do not expect that compliance with Jamaican environmental laws currently in effect will have a material adverse effect on our Jamaican airports’ results of operations or our financial condition. However, there can be no assurance that environmental regulations or the enforcement thereof will not change. This could have a material adverse effect on our business, results of operations, prospects or financial condition.

ORGANIZATIONAL STRUCTURE

We have twenty-one subsidiaries in Mexico: one operating subsidiary for each of our twelve Mexican airports; two subsidiaries (SIAP and CORSA) that provide administrative and operational services; one subsidiary (PCP) that provides parking services across our twelve Mexican airports; one non-profit foundation (Fundación GAP); one operating subsidiary (ADP), commercial businesses such as VIP lounges, convenience stores and other services such as the installation of solar carport systems within the parking areas of our Mexican airports, one operating subsidiary (AHP), for hotel infrastructure and one operating subsidiary (IEM), sublease of cargo operation areas and hangars, a group which specializes in handling storage and custody services for international trade merchandise (GWTC) and a subsidiary that carries out the development and execution of projects (DTI). We have one Spanish subsidiary (DCA) that holds 74.5% stake in our Jamaican operating subsidiary (MBJA) for the Montego Bay airport, and one Jamaican subsidiary, PAC Kingston Airport Limited (PACKAL), that holds our concession for the Kingston airport since October 2019. We also have a holding company subsidiary in Brazil, GA del Pacífico Participações do Brasil LTDA, established in 2010 but thus far remaining inactive and with no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2024:

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	100%	Holder of concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	100%	Holder of concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	100%	Holder of concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	100%	Holder of concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	100%	Holder of concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	100%	Holder of concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	100%	Holder of concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	100%	Holder of concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	100%	Holder of concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	100%	Holder of concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	100%	Holder of concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	100%	Holder of concession for Manzanillo International Airport
Desarrollo de Concesiones Aeroportuarias, S.L.U.	Spain	100%	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited	Jamaica	74.5%	Holder of concession for Montego Bay International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	100%	Administrative services
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	100%	Provides personnel services
Puerta Cero Parking, S.A. de C.V.	Mexico	100%	Operation of parking lot
GA del Pacífico es do Brasil, LTDA	Brazil	100%	Holding company for other acquisitions (incorporated in 2010; not operational through the date of this filing )
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	100%	Non-profit Organization dedicated to social orientation and infrastructure support of educational institutions
Aerocomercializadora del Pacifico, S.A. de C.V.	Mexico	100%	Operation of hotel infrastructure and other commercial services
PAC Kingston Airport Limited (PACKAL)	Jamaica	100%	Holder of concession for Norman Manley International Airport
Inmuebles Especializados Matrix, S.A. de C.V. (IEM)	Mexico	100%	Subleasing of cargo operation areas and hangars
Aerohoteles del Pacífico, S.A. de C.V. (AHP)	Mexico	100%	Operation of hotels with other integrated services
Guadalajara World Trade Center, S.A. de C.V. (GWTC)	Mexico	51.5%	Cargo and bonded warehouses
Diseños Técnicos de Infraestructura MCE, S.A. de C.V. (DTI)	Mexico	100%	Project development

(1)
We directly hold 99.99% of the shares in each of our Mexican operating subsidiaries. The remaining shares of SIAP are held by Aeropuerto de Guadalajara, S.A. de C.V., while the remaining shares of our other Mexican subsidiaries are held by SIAP. As a result, we directly or indirectly hold 100% of the shares of each of our subsidiaries except for GWTC and MBJA.

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

Pursuant to MBJA’s Concession Agreement, the AAJ remains the owner of the land on which the Montego Bay airport is sited. In addition, the AAJ also as well owns the physical assets subject to the concession. MBJA’s concession for Montego Bay airport is scheduled to terminate in 2033. Upon expiration of the Montego Bay airport concession, MBJA is obligated to hand back to the AAJ the facilities and services ordinarily provided or reasonably incidental to the operation of the airport. There are no options for extending the concession in the Concession Agreement.

Pursuant to PACKAL’s Concession Agreement, the AAJ remains the owner of the land on which Kingston airport sits, as well as the physical assets subject to the concession. PACKAL’s concession for Kingston airport is scheduled to terminate in 2044. Upon expiration of the Kingston airport concession, PACKAL is obligated to hand back to the AAJ all the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ and the facilities and services ordinarily provided or reasonably incidental to the operation of the airport. The concession can be extended for an additional 5-year period in accordance with the Concession Agreement.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The discussion below should be read along with our audited consolidated financial statements prepared by International Financial Reporting Standards (IFRS) and the notes on those financial statements. These financial statements are included in this annual report to better understand our business and the historical results of operations.

OVERVIEW

We operate 14 airports, 12 in Mexico’s Pacific and Central regions and two in Jamaica, all granted to us under concessions by the respective governments. Our primary revenue source comes from providing aeronautical services related to using our airport facilities by airlines and passengers. In 2022, 2023, and 2024, approximately 63.3%, 58.0%, and 56.9% of our total revenues came from aeronautical services, respectively. These services represented 76.9%, 75.8%, and 71.4% of our total aeronautical and non-aeronautical revenues in 2022, 2023, and 2024, respectively. Our revenues from aeronautical services depend on passenger and cargo volumes at our airports. They are subject to the maximum rates we can charge under the price regulation system established by the SICT and JCAA. Under this system, we are allowed to charge a maximum rate for each unit of traffic volume (measured in workload units) at each airport. Therefore, our revenues from aeronautical services increase with higher passenger and cargo volumes.

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

Recent Developments

Financing and Indebtedness

On June 7, 2024, the loan with Banco Nacional de México, S.A. (“Citibanamex”) was refinanced for Ps.1,500.0 million, extending the maturity in 18 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 24 basis points, without commissions; the payment of the principal will be at maturity on December 5, 2025.

On June 20, 2024, the Company entered into a loan agreement with BBVA México, S.A. (“BBVA”) for Ps.875.0 million for a 12-month term; the loan agreement was destinated for the acquisition of 51.5% of GWTC. Interest will be paid monthly at a variable rate of TIIE-28 plus 20 basis points, the payment of the principal will be at maturity on June 19, 2025, without commissions.

On July 10, 2024, the loan with Citibanamex was refinanced for Ps.1,000.0 million, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 18 basis points, without commissions, and the the principal will be paid at maturity on July 10, 2025.

On September 5, 2024, the Company issued 56.5 million long-term debt securities for a total of Ps.5,648.1 million with unsecured guarantee and payment of principal at maturity, under the “GAP 24” name at a variable rate TIIE-28 plus 60 basis points, principal payment on August 30, 2029. The proceeds were used to pay the maturity of GAP 15-2, for a total amount of Ps.1,500.0 million, and the remaining resources to comply with MDP capital investments in Mexico for 2024 and commercial investments.

On September 26, 2024, the loan with Citibanamex was refinanced for USD$40.0 million, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable SOFR rate plus 25 basis points, without commissions, the payment of the principal will be at maturity on September 21, 2025.

On October 18, 2024, the loan with Banco Santander México, S.A. (Santander) was refinanced for Ps.1,500.0 million, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 38 basis points, without commission, the payment of the principal will be at maturity on October 17, 2025.

On February 4, 2025, we issued 60.0 million long-term debt securities for Ps.6,000.0 million. The issuance was made in two tranches i) Ps.3,000.0 million under the ticker symbol “GAP 25” at a variable interest rate of TIIE plus 50 basis points, with payment of principal due on February 1, 2028, and ii) Ps.3,000.0 million through the reopening of the issuance with ticker symbol “GAP22-2” that will pay interest every 182 days at a fixed annual rate of 9.67%, with principal payment on March 4, 2032. The proceeds of this issuance were allocated to the payment of Ps. 3,000.0 million for the bond certificates under the ticker symbol “GAP 20”. The additional resources were used to pay the maturity of “GAP 21”, for a total amount of Ps.2,500.0 million, and to finance capital expenditures in compliance with the MDP of the Company’s subsidiaries in Mexico.

On March 31, 2025, MBJ Airports Limited (MBJA), has extended the maturity date to October 4, 2029, of its USD$60.0 million credit line with the Bank of Nova Scotia and the Bank of Nova Scotia Jamaica Limited. The credit line carries a monthly interest rate of SOFR plus

200 basis points and will be repaid in ten equal semi-annual installments of USD$6.0 million each. The credit line extension generated a commission fee of USD$300,000.

Share Repurchases

At our Ordinary Shareholders’ Meeting held on April 25, 2024, our shareholders authorized a repurchase program for up to Ps.2,500 million to be allocated in the 12 months following the meeting. They also approved the proposal to cancel the remaining repurchase fund reserve, approved in the Ordinary General Shareholders’ Meeting held on April 13, 2023, for Ps.2,500 million.

Cancellation of Treasury Shares and Conversion of Series BB Shares

On April 13, 2023, at the Extraordinary Shareholders’ Meeting, our shareholders approved the cancellation of 7,024,113 Series B shares we had previously repurchased and held as treasury shares. According to Article Six, Clause 2 of our bylaws, our Series BB shares cannot exceed 15% of our authorized capital stock. Therefore, to comply with our bylaws, Bancomext, as the trustee of the trust in which our Series BB shares are held, requested the conversion of 1,053,617 Series BB shares to Series B shares on May 16, 2023. The CNBV authorized this process on February 22, 2024. For a description of the AMP trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

Fluctuation of the Peso

In Mexico, the tariffs in U.S. dollars are invoiced considering the average exchange rate for the 30 days prior to the flight. If the peso has a significant depreciation during the last two months of the year, we may exceed the maximum rates allowed by our concession agreement. This would mean we would need to issue rebates to airline customers to avoid violating the agreement. However, a depreciation of the peso could have a positive effect on our revenues from both aeronautical and commercial operations as long as we ensure that our revenues do not exceed our maximum rates. On the other hand, if the peso appreciates, it can have a negative impact on our revenues. Tariffs on international passengers and international flights, as well as some of our contracts with commercial service providers, are denominated in U.S. dollars. However, only invoice and collect charges are in Mexican pesos. Therefore, if the peso depreciates against the U.S. dollar, we will collect more pesos, while the appreciation of the peso results in us collecting fewer pesos. This may result in lower commercial revenues in the future, especially if the peso appreciation continues unabated or surpasses historic levels of appreciation. See “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

The value of the peso against the U.S. dollar has changed over three years. In 2022, it increased in value and ended at Ps.19.36 per U.S. dollar on December 31. In 2023, it appreciated for the year and closed at Ps.16.89 per U.S. dollar on December 31. In 2024, it depreciated for the year and closed at Ps.20.27 per U.S. dollar on December 31. On April 16, 2025, the exchange rate was Ps.20.1025 per U.S. dollar.

Passenger and Cargo Volumes

The following table sets forth certain operating and financial information relating to certain of our revenues and passenger and cargo volumes in Mexico and Jamaica for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2022		2023		2024
Macroeconomic indicators:
Change in Mexican GDP (1)		3.0%		3.0%		1.2%
Change in Mexican CPI (2)		7.8%		4.7%		4.2%
Change in U.S. GDP (3)		1.9%		2.5%		2.8%
Change in U.S. CPI (4)		6.5%		3.4%		2.9%
Passenger volumes (thousands of passengers) (5):
Domestic terminal passengers in Mexico		32,415.3		36,369.7		34,440.9
International terminal passengers in Mexico		18,362.8		20,134.8		20,881.3
Mexican total terminal passengers		50,778.1		56,504.5		55,322.3
Domestic terminal passengers in Jamaica		1.4		2.0		2.9
International terminal passengers in Jamaica		5,916.8		6,958.0		6,831.2
Jamaican total terminal passengers		5,918.2		6,960.0		6,834.1
Total terminal passengers (thousands)		56,696.3		63,464.5		62,156.4
Cargo volumes (thousands of cargo units) (5):
Cargo units in Mexico		2,409.4		2,321.9		2,458.5
Cargo units in Jamaica		169.4		221.7		314.8
Total workload units		59,275.1		66,008.0		64,929.7
Other operating and financial information:
Change in total terminal passengers		32.0%		11.9%		(2.1)%
Change in total workload units		29.8%		11.4%		(1.6)%
Aeronautical revenues (millions of pesos)	Ps.	17,336.7	Ps.	19,267.4	Ps.	19,110.1
Change in aeronautical revenues		44.7%		11.1%		(0.8)%
Aeronautical revenues per workload unit	Ps.	292.5	Ps.	291.9	Ps.	294.3
Change in aeronautical revenues per workload unit		11.5%		(0.2)%		0.8%
Non-aeronautical revenues (millions of pesos)	Ps.	5,197.2	Ps.	6,165.4	Ps.	7,671.8
Change in non-aeronautical revenues		41.9%		18.6%		24.4%
Non-aeronautical revenues per terminal passenger	Ps.	91.7	Ps.	97.1	Ps.	123.4
Change in non-aeronautical revenues per terminal passenger		7.5%		5.9%		27.1%

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

Volumes in Mexico

The majority of the passenger traffic volume at our Mexican airports is made up of domestic passengers. In 2022, 2023, and 2024, approximately 63.8%, 64.4%, and 62.3% of the terminal passengers were domestic. The number of domestic terminal passengers in 2024 decreased by 5.3% compared to 2023. The total number of domestic terminal passengers in 2023 increased by 12.2% compared to 2022. Furthermore, during 2024, approximately 88.9% of the international passengers traveling through our Mexican airports were on flights originating in or departing from the United States, compared to 91.9% and 88.9% in 2022 and 2023, respectively. Therefore, our results are significantly influenced by changes in the Mexican economy and, to a lesser extent, the U.S. economy. These changes include trends and events affecting leisure travel and consumer spending, factors beyond our control.

In 2024, we had 55.3 million terminal passengers, 34.4 million domestic and 20.9 million international. Additionally, 48.7 thousand were on general aviation flights, and 150.5 thousand were transit passengers.

Volumes in Jamaica

Most of Jamaica’s passenger traffic comes from international passengers. In 2024, approximately 99.9% of the terminal passengers using our Jamaican airports traveled internationally. Furthermore, in the same year, approximately 74.8% of the international passengers traveling through Montego Bay airport were on flights to or from the United States, while approximately 66.5% of those traveling through Kingston airport were on flights to or from the United States.

In 2024, MBJA had 5.1 million terminal passengers, of which approximately 15.6 thousand were on general aviation flights and 48.3 thousand were transit passengers.

In 2024, NMIA had 1.8 million terminal passengers, of which approximately 3.2 thousand were on general aviation flights and 1.0 thousand were transit passengers.

Classification of Revenues

We classify our revenues into three categories: (i) aeronautical services, (ii) non-aeronautical services, and (iii) improvements to concession assets. While historically, most of our revenues have come from aeronautical services, including revenues from improvements to concession assets, revenues from aeronautical services and non-aeronautical services will account for a smaller percentage of total revenues. For example, in 2022, 2023, and 2024, with the inclusion of revenues from improvements to concession assets, aeronautical revenues represented 63.3%, 58.0%, and 56.9%, respectively, of total revenue, while non-aeronautical revenues represented 19.0%, 18.6%, and 22.8%, respectively. However, when we look at the sum of aeronautical revenues and non-aeronautical revenues, aeronautical revenues accounted for 76.9%, 75.8%, and 71.4% in 2022, 2023, and 2024, respectively, with non-aeronautical revenues accounting for the remaining percentage. Revenues from improvements to concession assets accounted for 17.7%, 23.5%, and 20.3% of our total revenues in 2022, 2023, and 2024, respectively.

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

Our revenue from improvements to concession assets represents the fair value of the additions and upgrades made to the concession as per our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. In exchange for making those additions and upgrades, the governments of Mexico and Jamaica grant us the right to obtain benefits for services provided using those assets. These assets are recognized as intangible assets. We hire third parties through a bidding process to make additions and upgrades. The revenue for these services equals to the costs of making the additions and upgrades. These values represent the fair value of the goods or services received. Although these revenues do not generate actual cash inflows, they are recorded as per IFRS guidelines since revenue generation is inherent in an exchange of dissimilar services, similar to a barter transaction. These revenues do not have a cash impact on our results.

For a detailed description of the components of our revenue categories, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenue.”

For a description of the latest Mexican tariff base regulation amendment effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Aeronautical Services Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2022			2023			2024
	Amount		Percent	Amount		Percent	Amount		Percent
		(millions of pesos, except percentages and workload unit data)
Aeronautical Services Revenues:
Passenger charges	Ps.	14,443.6	83.3%	Ps.	16,061.2	83.4%	Ps.	15,674.9	82.0%
Aircraft landing charges		1,262.3	7.3		1,406.9	7.3		1,468.4	7.7
Aircraft parking charges		277.8	1.6		305.0	1.6		354.7	1.9
Airport security charges		517.4	3.0		569.6	3.0		613.8	3.2
Passenger walkway charges		36.6	0.2		38.4	0.2		38.5	0.2
Leasing of space to airlines		230.2	1.3		234.4	1.2		259.2	1.4
Revenues from complementary service providers (1)		568.8	3.3		651.9	3.4		700.7	3.7
Total Aeronautical Services Revenues	Ps.	17,336.7	100.0%	Ps.	19,267.4	100.0%	Ps.	19,110.2	100.0%
Other Information:
Total workload units (millions) (2)		59.3			66.0			64.9
Total aeronautical revenues per workload unit	Ps.	292.5		Ps.	291.9		Ps.	294.5
Change in aeronautical revenues (3)			44.7%			11.1%			-0.8%
Change in total aeronautical revenues per workload unit (3)			11.5%			-0.2%			0.7%

(1)
Revenues from complementary service providers include access and other fees charged to third parties providing baggage handling, catering, and other services at our airports.
(2)
Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)
In each case, as compared to the prior year.

Under the relevant agreements with airlines, our specific tariffs are structured such that most of our aeronautical revenues come from passenger charges. We expect that this will continue in future agreements. We earn passenger charges from each departing passenger at our airports (except specific exclusions in Mexico and Jamaica, described above under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2022, 2023, and 2024, passenger charges represented 83.3%, 83.4%, and 82.0% of our aeronautical services revenues and 52.8%, 48.3%, and 46.6% of our total revenues. In 2022, 2023, and 2024, passenger charges represented 64.1%, 63.2%, and 58.5% of our combined aeronautical and non-aeronautical revenues.

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2022		2023		2024
	Passengers	% change	Passengers	% change	Passengers	% change
	(in thousands, except percentages)
Guadalajara	7,066.7	27.6%	7,955.6	12.6%	8,045.6	1.1%
Tijuana	5,741.2	25.0	6,004.7	4.6%	5,654.7	(5.8)%
Los Cabos	3,455.1	26.2	3,798.3	9.9%	3,692.2	(2.8)%
Puerto Vallarta	3,032.2	52.0	3,324.5	9.6%	3,343.5	0.6%
Montego Bay	2,176.4	69.8	2,611.3	20.0%	2,541.7	(2.7)%
Guanajuato	1,280.0	23.3	1,581.0	23.5%	1,548.4	(2.1)%
Hermosillo	888.2	19.2	993.4	11.8%	1,005.6	1.2%
Kingston	764.1	87.8	871.8	14.1%	878.6	0.8%
Morelia	580.6	23.3	698.6	20.3%	648.6	(7.2)%
La Paz	526.6	17.0	542.8	3.1%	581.4	7.1%
Mexicali	568.2	15.3	726.9	27.9%	477.2	(34.4)%
Aguascalientes	454.3	17.2	456.1	0.4%	475.2	4.2%
Los Mochis	207.9	14.8	232.8	12.0%	285.7	22.7%
Manzanillo	79.4	27.0	85.8	8.0%	104.7	22.0%
Total	26,820.9	31.6%	29,883.6	11.4%	29,283.1	(2.0)%

Mexican Aeronautical Services Revenues

The system of price regulation applicable to our aeronautical revenues in Mexico establishes a maximum rate in pesos for each Mexican airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit that we may earn at that airport from aeronautical services. On December 12, 2019, the SICT set the maximum rates through December 31, 2024. These rates were later adjusted on November 27, 2020, due to an Extraordinary Review Process we requested due to the COVID-19 pandemic and its effects on our business. On August 27, 2024, the SICT approved our Master Development Programs for each of our Mexican airports for the 2025-2029 period. This five-year program took effect on January 1, 2025, and will remain in effect through December 31, 2029. See Item 4, “Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation,” and Item 4, “Special Adjustments to Maximum Rates.” for a description of our maximum rates and the rate-setting procedures for future periods.

Our Mexican concessions provide that our maximum rates must be adjusted annually as determined by the efficiency factor and by changes in inflation. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Revenues Regulation – Methodology for Determining Future Maximum Rates.” Under the regulatory system applicable to our Mexican aeronautical revenues, we can set the specific tariffs for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%) as long as the total aeronautical revenues per workload unit each year at each of our airports do not exceed the maximum rate set for such airport for that year. Although the SICT may, in some cases, authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific tariffs applicable to each aeronautical activity. As a result, we cannot always increase prices to the maximum rates.

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

From January 1, 2020, to December 31, 2024, the efficiency factor was 0.70%. At the same time, the Mexican PPI, excluding petroleum, increased by 5.7% in 2022, 0.8% in 2023, and 7.4% in 2024. Our weighted average maximum tariffs, as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum, increased by 6.2% in 2022, decreased by 0.8% in 2023, and decreased by 0.3% in 2024. The total workload units at our Mexican airports were 53.2 million in 2022, 58.8 million in 2023, and 57.8 million in 2024. This represents an increase of 26.4% in 2022, 10.5% in 2023, and a decrease of 1.7% in 2024. Accordingly, when calculating aeronautical revenue per workload unit, the result will fluctuate depending on the relative changes in the factors above. In 2022, aeronautical revenues per workload unit were Ps.276.7, representing an increase of 11.2%. In 2023, aeronautical revenues per workload unit were Ps.280.4, representing an increase of 1.3%. In 2024, aeronautical revenues per workload unit were Ps.279.4, representing a decrease of 0.3%. This variation resulted mainly from discounts applied to the passenger charges in nine of our airports, offset by the depreciation of the peso.

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

For MBJA, the airport fees were established with the concession on April 12, 2003. Regulated aeronautical fees are reviewed every five years. In 2020, the new revenue per passenger yield for the 2020-2024 period went into effect as of January 1, 2020. Passenger and other aeronautical fees increased by 2.6%, 1.5%, and 3.2%, respectively, in 2022, 2023, and 2024.

For NMIA, the maximum rates for the 2020-2024 period came into effect on April 1, 2020. Regulated aeronautical fees are reviewed every five years. In 2022, 2023, and 2024, aeronautical (landing, parking, and bridge) fees remained unchanged, but passenger and security fees increased by 3.36%.

On July 26, 2024, it was announced that the modifications to the Concession Contract with the AAJ of the Montego Bay airport, derived from the effects suffered by the Concessionaires during the COVID-19 pandemic, have been signed. The main modification was the concession period, which will expire 31 years after the start date of the contract, that is, March 2034.

On July 26, 2024, it was announced that the monthly concession decreased from 62.01% to 53.22%, and it entered into force on September 11, 2023, until the end of the Concession Agreement.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s and PACKAL’s maximum regulated charges and the procedures for setting them for future periods.

Non-Aeronautical Services Revenues

Non-aeronautical services historically generate a smaller portion of our total revenues than aeronautical services. Non-aeronautical revenues represented 19.0%, 18.6%, and 22.8% of total revenues in 2022, 2023, and 2024, respectively. Non-aeronautical revenues per terminal passenger were Ps.91.7, Ps.97.1, and Ps.123.4 in 2022, 2023, and 2024, respectively. None of our revenues from non-aeronautical services are subject to price regulation under our maximum-rate price regulation system.

Our revenues from non-aeronautical services are primarily derived from commercial activities. We divide non-aeronautical commercial activities into revenues from businesses operated by third parties and revenues from businesses operated directly by us. Businesses operated by third parties include leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities) and rental and royalty payments from third parties operating stores and providing commercial services at our airports, such as timeshare developers, retail stores, food and beverage providers, car rental agencies and duty-free store operators, as well as fees collected from other miscellaneous sources, such as vending machines. Businesses operated directly by us include car parking, advertising, VIP lounges, and convenience stores. Since July 1, 2024, we recognized revenues from handling storage and custody services in bonded warehouse facilities. Additionally, we derive revenues from the recovery of costs, which are included in our non-aeronautical revenues.

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Services Revenues

	Year ended December 31,
	2022			2023			2024
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and terminal passenger data)
Non-aeronautical Services Revenues:
Businesses operated by third parties:
Food and beverage operations	Ps.	778.5	15.0%	Ps.	1,002.9	16.3%	Ps.	1,160.2	15.1%
Duty-free operations		711.3	13.7		761.5	12.4		749.0	9.8
Retail operations		614.0	11.8		698.2	11.3		687.7	9.0
Car rentals		541.7	10.4		610.2	9.9		810.8	10.6
Leasing of space (1)		305.8	5.9		348.7	5.7		418.5	5.5
Timeshare operators		238.2	4.6		226.3	3.7		241.8	3.2
Ground transportation		171.8	3.3		178.4	2.9		183.7	2.4
Communications and financial services		104.8	2.0		116.5	1.9		109.7	1.4
Other		155.3	3.0		206.1	3.3		189.5	2.5
Total businesses operated by third parties:		3,621.4	69.7%		4,148.8	67.3%		4,550.9	59.3%
Businesses operated directly by us:
Cargo operations and free trade zone		-	-		-	-		837.1	10.9
Car parking charges		548.9	10.6		706.9	0.1		697.0	9.1
Convenience stores		322.9	6.2		496.9	8.1		569.5	7.4
VIP lounges		374.0	7.2		432.5	7.0		513.7	6.7
Advertising		106.6	2.0		151.7	2.5		181.4	2.4
Hotel operation		-	-		-	-		83.3	1.1
Total businesses operated directly by us:		1,352.4	26.0		1,788.1	0.3		2,882.0	37.6
Recovery of costs (2)		223.4	4.3		228.6	3.7		238.8	3.1
Total non-aeronautical services revenues	Ps.	5,197.2	100.0%	Ps.	6,165.4	100.0%	Ps.	7,671.8	100.0%
Other Information:
Total terminal passengers (millions)		56.7			63.5			62.2
Non-aeronautical revenues per terminal passenger	Ps.	91.7		Ps.	97.1		Ps.	123.4
Change in non-aeronautical revenues per terminal passenger (year-on-year)			7.5%			5.9%			27.1%

(1)
Includes leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(2)
Recovery of costs consists of utility, fuel, maintenance and operation charges that are transferred to airlines and other tenants in our airports.

During 2022, 2023, and 2024, non-aeronautical revenues were Ps.5,197.2 million, Ps.6,165.4 million, and Ps.7,671.8 million, respectively, representing an increase of 41.9% in 2022, 18.6% in 2023, and 24.4% in 2024. While we believe that aeronautical revenues will continue to represent the majority of our future revenues, we currently estimate that the growth rate of our revenues from commercial activities will likely exceed the growth rate of our aeronautical revenues, except in the years in which the maximum tariffs are reset.

Non-aeronautical revenues per terminal passenger increased from Ps.97.1 in 2023 to Ps. 123.4 in 2024, representing an increase of 27.1%. This increase is due to the expansion of the terminal buildings and the commercial strategy implemented during 2024 and consolidation since July 1, 2024, the revenues from handling storage and custody services in bonded warehouse facilities. While terminal passengers decreased by 2.1% in 2024, non-aeronautical services increased by 24.4%.

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

Approximately 98.5% of the contracts with third-party tenants that could be arranged as royalty-based have already been executed under those conditions (representing approximately 68.0% of our total non-aeronautical revenues). Under a royalty-based contract, the amount tenants must pay is based on tenants’ revenues, subject to a minimum guaranteed fixed amount related to the square footage of the space leased. When the royalty-based amount is lower than the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic volumes would result in a reduction in non-aeronautical revenues from such tenants only if, prior to such a decrease in passenger traffic, the sales of royalty-based tenants were higher than the minimum guaranteed amount. As a result, during periods in which airports experience a reduction in passenger traffic volumes, non-aeronautical revenues may remain stable due to the minimum guaranteed amount received by the airport under the lease contract, thereby resulting in a potential increase in non-aeronautical revenues per workload unit.

Recognition of Revenues from Improvements to Concession Assets

IFRIC 12 requires, subject to certain conditions, that the infrastructure of a service concession contract falling within its scope not be recognized as property, plant, and equipment. It also requires that revenues obtained when the operator performs both construction or upgrade services and operating services under a single contract be recognized according to each type of service provided, based on the fair value of the consideration received when the service is rendered. We recognize revenues and the associated costs of improvements to concession assets in relation to the concession’s obligation to perform improvements as established in the Master Development Programs in Mexico and the Capital Development Program in Jamaica. Revenues represent the value of the exchange between us and the respective government with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the Master Development Programs in Mexico and the Capital Development Program in Jamaica, and in exchange, the respective government grants us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We have determined that our obligations under the Master Development Programs in Mexico and the Capital Development Program in Jamaica should be considered to be a revenue-earning activity as all expenditures incurred to fulfill the Master Development Programs and the Capital Development Program are included in the tariffs. Therefore, we recognize the revenue and expense in profit or loss when the expenditures are performed. The cost of such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the Master Development Programs and the Capital Development Program.

Through bidding processes, we contract third parties to carry out such construction. The revenues for these services are equal to the costs incurred, as we do not obtain any profit margin for these construction services. The amounts paid are set at market value. As a result, revenues from improvements to concession assets do not have a cash impact on our results. Furthermore, they are not directly related to passenger traffic, the main driver of our revenues. In 2022, we recognized Ps.4,846.4 million in revenues from improvements to concession assets. This represented an increase of 43.9% as compared to 2021. During 2023, we recognized Ps.7,791.3 million in revenues from improvements to concession assets. This represented an increase of 60.8% as compared to 2022. In 2024, we recognized Ps.6,832.5 million in revenues from improvements to concession assets. This represented a decrease of 12.3% as compared to 2023.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2022		2023		2024
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and workload unit data)
Operating Costs:
Employee costs (1)	Ps.	1,373.3	Ps.	1,724.5	Ps.	2,126.0	23.3%
Maintenance (1)		730.6		728.6		848.6	16.5
Safety, security and insurance (1)		577.1		691.2		831.4	20.3
Utilities (1)		474.0		485.3		542.5	11.8
Other (1) (2)		626.1		750.6		914.8	21.9
Technical assistance fees		756.6		851.3		845.2	(0.7)
Concession taxes		1,895.2		2,532.9		2,666.8	0.1
Depreciation and amortization:
Depreciation (3)		728.9		851.6		1,214.1	42.6
Amortization (4)		1,584.5		1,694.1		1,846.9	9.0
Total depreciation and amortization		2,313.4		2,545.7		3,061.0	20.2
Other income - net		(26.5)		(15.9)		(105.1)	561.0
		8,719.8		10,294.1		11,731.2	14.0%
Cost of improvements to concession assets		4,846.4		7,791.3		6,832.5	(12.3)
Total operating costs	Ps.	13,566.2	Ps.	18,085.4	Ps.	18,563.7	2.6%
Other Information:
Total workload units (thousands) (5)		59,275.1		66,008.0		64,929.8	(1.6)
Cost of services per workload unit	Ps.	63.8	Ps.	66.4	Ps.	81.1	22.2%
Cost of services / the sum of aeronautical and non-aeronautical revenues (6)		16.8%		17.2%		19.7%

(1)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for expected credit loss and other operating cost.
(2)
Includes both the “Expected credit loss of the year” and “other operating expenses”.
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

Therefore, if the cost of services increases less in proportion to the increase in workload units, the cost of service per workload unit decreases. Similarly, the cost of service per workload unit increases in periods in which the costs of service remain stable, but workload units decline.

Our cost of services per workload unit was Ps.63.8 in 2022, Ps.66.4 in 2023, and Ps.81.1 in 2024. This represents an increase of 4.0% from 2022 to 2023 and an increase of 22.2% from 2023 to 2024. In 2024, the cost of services increased by 20.2%, or Ps.883.2 million, while total workload units decrease by 1.6%. This increase was primarily due to an increase in employee costs of Ps.401.5 million, an increase of Ps.164.2 million in other costs, an increase of Ps.140.2 million in safety, security, and insurance costs, an increase of Ps.120.0 million in maintenance, and an increase of Ps.57.2 million in utilities. In our Mexican airports, the cost of services increased by Ps.746.8 million, or 20.6%, which was mainly due to a Ps.376.3 million increase in employee costs, a Ps.143.1 million increase in other costs, a Ps.100.4 million increase in maintenance, Ps.88.2 million increase in safety, security, and insurance costs, and an increase of Ps 38.9 million in utilities. For our Jamaican airports, the cost of services increased by Ps.136.4 million, or 18.2%, mainly due to an increase of Ps.52.1 million in safety, security, and insurance costs, an increase of Ps.25.2 million in employee costs, an increase of Ps.21.1 million in other costs, an increase of Ps.19.6 million in maintenance, and an increase of Ps.18.3 million in utilities.

Our income from operations divided by the sum of aeronautical and non-aeronautical revenues (operating margin) decreased by 330 basis points from 59.5% in 2023 to 56.2% in 2024, mainly as a result of an increase in the cost of services.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides us with management and consulting services, technical assistance, and technological and industry knowledge and experience in exchange for a fee. This agreement is more fully described in Item 7 hereof. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million (adjusted annually for U.S. inflation) and 5% of our annual consolidated income from operations, defined as earnings before interest income or expense (calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization and in each case determined in accordance with MFRS). The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs charged. In 2022, 2023, and 2024, this fee was Ps.756.6 million, Ps.851.3 million, and Ps.845.2 million, respectively.

Technical Assistance Fees in Jamaica

Neither MBJA nor NMIA has a technical assistance agreement with third parties in place.

Concession Taxes

Mexican Concession Tax

We are subject to the Mexican Federal Duties Law, which requires each of our Mexican airports to pay a concession tax to the Mexican government equal to 5% of the gross annual revenues (excluding revenues from improvements to concession assets) of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. As of January 1, 2024, this percentage increased to 9% by the decree issued by the Federal Government. The concession tax rate may vary annually as determined solely by the Mexican Federal Congress, and there can be no assurance that this rate will not increase in the future. If Mexico’s Federal Congress increases the concession tax rate, we are entitled to request an increase in our maximum rates from the SICT; however, there can be no assurance that the SICT will approve our request.

In 2022, 2023, and 2024, this tax amounted to Ps.906.8 million, Ps.1,014.5 million, and Ps.1,163.3 million, respectively.

Jamaican Concession Fees

Under the terms of the Concession Agreement and the relevant tax legislation, MBJA is required to pay a monthly concession fee per workload unit to the Jamaican government. This allows it to use and develop the assets subject to the concession. MBJA is also required to pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee considers the period from April to March each year, with payment required yearly.

According to the Concession Agreement, once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”) is reached (as measured from the date of the first equity contribution to the concessionaire), any equity distributions above the IRR Hurdle to MBJA’s shareholders must be matched by an equal payment to the AAJ as owner of the concession assets (“Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan, or other payment to MBJA’s shareholders. MBJA’s IRR Hurdle has not been reached; the aggregate as of December 2024 was 17.7%.

The concession fee for 2022 was U.S.$3.04 per workload unit served. In 2022, these monthly and annual concession fees were Ps.290.9 million. The concession fee for 2023 was U.S.$3.48 per workload unit served. In 2023, these monthly and annual concession fees was Ps.784.8. million. The concession fee for 2024 was U.S.$3.60 per workload unit served. In 2024, these monthly and annual concession fees was Ps.837.9 million.

The additional concession fee for the periods ending March 2024 and March 2025 was U.S.$30.5 million and U.S.$26.1 million, respectively. In the periods ending in March 2022 and March 2023, we did not generate any additional concession fees.

Under the terms of the NMIA Concession Agreement and the relevant tax legislation, PACKAL is required to pay the Jamaican government a monthly concession fee of 53.22% of the total aeronautical and non-aeronautical revenues based on NMIA’s gross revenues to allow it to use and develop the assets subject to the concession, except for certain cost recovery allowances.

For 2022, 2023, and 2024, PACKAL paid Ps.697.5 million, Ps.733.6 million, and Ps.665.6 million in concession fees, respectively.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our Mexican concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we write-off the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs and could be superseded by new investments. In 2022, 2023, and 2024, these write-offs totaled Ps.15.5 million, Ps.35.1 million, and Ps.0.1 million, respectively. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10, and 11 to our audited consolidated financial statements.

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

Cost of Improvements to Concession Assets

In compliance with our Master Development Programs in Mexico and the Capital Development Program in Jamaica, we invest in additions and upgrades to our concession assets. These investments are reflected according to IFRIC 12. Because we hire third parties to provide construction and upgrade services, and we do not recognize a premium on the cost of services, our revenues from improvements to concession assets are equal to the cost of improvements to concession assets, such that the application of IFRIC 12 does not have a cash impact on our results.

Taxation

We and each of our subsidiaries pay taxes on an individual (rather than a consolidated) basis.

Our effective tax rates in 2022, 2023, and 2024 were 25.2%, 24.1%, and 26.7%, respectively.

In 2024, our effective tax rate increased 260 basis points compared to 2023, resulting from a Ps.373.0 million increase in our current tax expense. This increase was offset by a Ps.204.6 million decrease in deferred income tax benefits driven mainly by the application of fiscal losses by Ps. 525.7 million and the application of other deferred taxes of Ps. 189.8 million. This effect was offset by the decrease in inflation, which went from 4.7% in 2023 to 4.2% in 2024.

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

In terms of cash flows, we paid Ps.4,356.8 million, Ps.4,501.9 million, and Ps.3,474.7 million in corporate taxes in 2022, 2023, and 2024, respectively, representing 35.5%, 35.3%, and 28.7% of our earnings before taxes.

Taxation in Mexico

In 2014, the Mexican income tax rate was set at 30%. The income tax rate applies to all of our Mexican entities except for those entities with operations located on the Mexican side of the border with the United States, which are subject to an income tax rate of 20% pursuant to the Decree for Fiscal Incentives in the Northern Border Region (Decreto de Estímulos Fiscales Región Fronteriza Norte). On December 24, 2024, the Mexican government published a decree in the Official Gazette that extends the period during which the 20% income tax rate will apply to December 31, 2025.

We regularly review our deferred tax assets for recoverability. These assets are reduced as necessary to the extent that a future tax benefit is no longer probable. This is based on analyzing of historical taxable income, projected future taxable income, and the expected timing of the reversal of existing temporary differences. In addition, Mexican tax law allows Mexican companies to utilize tax amortization rates lower than the maximum allowable rates to modify their tax amortization rates every five years without exceeding the maximum permissible rate. Beginning in 2000, we utilized rates lower than the 15% maximum allowable rate to amortize our airport concessions and rights to use airport facilities for tax purposes.

We had determined that the overall minimum tax payable under the Pillar 2 model of the Organization for Economic Cooperation and Development's Inclusive Framework on Base Erosion and Profit Shifting (Pillar 2 income taxes) falls within the regulatory framework of IAS 12 Income Taxes.

Taxation in Jamaica

Jamaican companies, including our Jamaican airports, are required to pay corporate income tax on taxable profits, employer taxes on certain employee costs, and a value-added tax on services offered.

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if dividends are paid to shareholders in subsequent fiscal years based on a prescribed formula. In 2022, 2023, and 2024, our Jamaican airports incurred U.S.$16.7 million (Ps.334.6 million), U.S.$16.8 million (Ps.299.1 million), and U.S.$16.7 million (Ps.305.0 million), respectively, in corporate income tax liabilities.

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

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted to Ps.12.5 million in 2022, Ps.15.9 million in 2023, and Ps.25.0 million in 2024.

Employee Retirement Plans in Jamaica

MBJA participates in a defined contribution pension scheme, the assets of which are held in a separate fund administered by trustees and a fund Administrator. Under this contribution pension scheme, MBJA pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. MBJA’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.2.8 million in 2022, Ps.3.2 million in 2023, and Ps.3.1 million in 2024.

As of October 10, 2020, PACKAL participates in a defined contribution pension scheme, given that all employees are permanent. The pension assets are held in an approved retirement scheme. Under this contribution pension scheme, PACKAL pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. PACKAL’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.1.9 million in 2022, Ps.2.3 million in 2023, and Ps.2.4 million in 2024.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2022	2023	2024
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar (1)	(5.9)%	(12.7)%	20.0%
Mexican inflation rate (2)	7.8%	4.7%	4.2%
U.S. inflation rate (3)	6.5%	3.4%	2.9%
Increase in Mexican GDP (4)	3.0%	3.0%	1.2%

(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.19.3615 per U.S.$1.00 as of December 31, 2022; Ps.16.8935 per U.S.$1.00 as of December 31, 2023, and Ps.20.2683 per U.S.$1.00 as of December 31, 2024.
(2)
Based on changes in the Mexican CPI from the previous period, as reported by INEGI, the Mexican CPI at year-end was 126.481 in 2022 132.373 in 2023 and 137.949 in 2024.
(3)
As reported by the U.S. Bureau of Labor Statistics.
(4)
Estimated as reported by INEGI.

The general condition of the Mexican economy, changes in the value of the peso as compared to the U.S. dollar, inflation, and high-interest rates have in the past adversely affected, and may in the future adversely affect, our:

•
Depreciation and amortization expense. According to IFRS, if inflation rates over a three-year period approach or exceed 100.0%, the incorporation of inflation into an entity’s financial statements becomes necessary. Therefore, non-monetary assets would be restated, and as a result, the depreciation and amortization of those assets would be higher, negatively affecting our net profit.
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
•
Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars. However, they are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2022, 2023, and 2024, we collected passenger charges from airlines for an average period of 62, 63, and 62 days, respectively. We intend to charge prices as close as possible to the maximum rates we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SICT at least two times. If any of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S.

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

Results of Operations by Subsidiary

Historically, our most profitable airports have been our Guadalajara, Los Cabos, Montego Bay, and Puerto Vallarta international airports, which handle the majority of our international passengers. In 2022 and 2023, our Tijuana and Guanajuato airports, respectively, had the highest percentage increase in passenger traffic. In 2024, our Los Mochis airport had the highest percentage increase in passenger traffic, with an increase of 24.3% compared to 2023.

We determine profitability per airport by dividing income from operations at each airport by total revenues. Operating margins at our Tijuana airport historically have been lower than at our other principal airports. This is because the maximum rates applicable to aeronautical services provided at our Tijuana airport are lower than those applicable to our other principal airports. This results from the amortization of our concession relative to the level of revenues being much higher at our Tijuana airport than at our other principal airports. This is because the original concession value assigned to Tijuana International Airport was proportionately higher.

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations

		Year ended December 31,
	2022		2023		2024
		(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	4,562,120	Ps.	5,266,036	Ps.	5,372,286
Non-aeronautical services		877,101		1,041,913		1,317,331
		5,439,221		6,307,949		6,689,617
Improvements to concession assets (1)		2,474,815		4,271,867		2,978,055
Total revenues		7,914,036		10,579,816		9,667,672
Total costs		4,016,621		5,960,016		5,108,846
Costs of operations (2)		1,038,575		1,200,960		1,528,756
Cost of improvements to concession assets (1)		2,474,815		4,271,868		2,978,055
Depreciation and amortization		439,418		459,556		603,129
Other expense		63,813		27,632		(1,093)
Income from operations		3,897,415		4,619,800		4,558,825
Operating margin (3)		49.25%		43.67%		47.16%
Tijuana:
Revenues:
Aeronautical services	Ps.	2,690,693	Ps.	2,915,378	Ps.	2,787,018
Non-aeronautical services		532,955		622,543		521,856
		3,223,648		3,537,921		3,308,874
Improvements to concession assets (1)		751,422		450,925		394,796
Total revenues		3,975,070		3,988,846		3,703,670
Total costs		1,747,712		1,694,275		1,846,933
Costs of operations (2)		652,611		789,261		945,786
Cost of improvements to concession assets (1)		751,422		450,925		394,796
Depreciation and amortization		341,674		421,742		472,716
Other expense		2,006		32,347		33,635
Income from operations		2,227,358		2,294,571		1,856,737
Operating margin (3)		56.03%		57.52%		50.13%
Los Cabos:
Revenues:
Aeronautical services	Ps.	2,711,345	Ps.	2,932,155	Ps.	2,763,264
Non-aeronautical services		1,093,300		1,169,048		1,261,519
		3,804,645		4,101,203		4,024,783
Improvements to concession assets (1)		624,893		376,172		580,258
Total revenues		4,429,538		4,477,375		4,605,041
Total costs		1,689,683		1,625,390		2,027,297
Costs of operations (2)		729,687		885,630		1,052,344
Cost of improvements to concession assets (1)		624,893		376,172		580,258
Depreciation and amortization		302,052		326,768		364,527
Other expense		33,051		36,819		30,169
Income from operations		2,739,855		2,851,985		2,577,743
Operating margin (3)		61.85%		63.70%		55.98%

	Year ended December 31,
	2022		2023		2024
		(thousands of pesos, except percentages)
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	2,278,063	Ps.	2,492,164	Ps.	2,414,056
Non-aeronautical services		524,261		561,976		587,407
		2,802,324		3,054,140		3,001,462
Improvements to concession assets (1)		523,993		1,715,824		1,529,823
Total revenues		3,326,317		4,769,964		4,531,286
Total costs		1,333,748		2,632,625		2,545,788
Costs of operations (2)		619,672		647,757		782,570
Cost of improvements to concession assets (1)		523,993		1,715,824		1,529,823
Depreciation and amortization		196,793		230,169		220,975
Other expense (income)		(6,710)		38,875		12,419
Income from operations		1,992,569		2,137,339		1,985,498
Operating margin (3)		59.90%		44.81%		43.82%
Montego Bay:
Revenues:
Aeronautical services	Ps.	1,689,682	Ps.	1,804,975	Ps.	1,871,679
Non-aeronautical services		693,603		800,061		826,710
		2,383,285		2,605,036		2,698,389
Improvements to concession assets (1)		109,715		206,137		228,550
Total revenues		2,493,000		2,811,173		2,926,938
Total costs		1,370,728		1,915,877		2,086,160
Costs of operations (2)		769,014		1,240,929		1,376,129
Cost of improvements to concession assets (1)		109,715		206,137		228,550
Depreciation and amortization		491,076		467,968		840,778
Other expense		923		843		522
Income from operations		1,122,272		895,296		840,778
Operating margin (3)		45.02%		31.85%		28.73%
Guanajuato:
Revenues:
Aeronautical services	Ps.	760,779	Ps.	923,323	Ps.	917,088
Non-aeronautical services		154,845		182,829		190,854
		915,624		1,106,152		1,107,942
Improvements to concession assets (1)		33,868		185,069		311,567
Total revenues		949,492		1,291,221		1,419,509
Total costs		344,353		529,469		701,531
Costs of operations (2)		232,591		258,612		300,808
Cost of improvements to concession assets (1)		33,868		185,069		311,567
Depreciation and amortization		80,874		87,899		88,856
Other expense (income)		(2,980)		(2,111)		300
Income from operations		605,139		761,752		717,979
Operating margin (3)		63.73%		58.99%		50.58%

	Year ended December 31,
	2022		2023		2024
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	457,013	Ps.	525,222	Ps.	515,477
Non-aeronautical services		79,181		98,269		116,002
		536,194		623,491		631,479
Improvements to concession assets (1)		74,231		37,558		92,854
Total revenues		610,425		661,049		724,333
Total costs		335,133		323,068		413,605
Costs of operations (2)		176,020		187,697		222,032
Cost of improvements to concession assets (1)		74,231		37,558		92,854
Depreciation and amortization		86,112		99,271		100,863
Other expense (income)		(1,231)		(1,458)		(2,142)
Income from operations		275,292		337,981		310,727
Operating margin (3)		45.10%		51.13%		42.90%
Other Airport Subsidiaries (4) :
Revenues:
Aeronautical services	Ps.	2,187,038	Ps.	2,408,142	Ps.	2,469,201
Non-aeronautical services		415,587		437,237		426,315
		2,602,625		2,845,379		2,895,515
Improvements to concession assets (1)		253,467		547,769		716,639
Total revenues		2,856,092		3,393,145		3,612,154
Total costs		2,164,046		2,606,287		2,884,219
Costs of operations (2)		1,644,987		1,733,728		1,812,882
Cost of improvements to concession assets (1)		253,467		547,767		716,639
Depreciation and amortization		284,653		340,128		364,927
Other expense (income)		(19,062)		(15,336)		(10,229)
Income from operations		692,047		786,858		727,935
Operating margin (3)		24.23%		23.15%		20.15%
Other Subsidiaries (5) :
Revenues:
Non-aeronautical services	Ps.	826,406	Ps.	1,251,556	Ps.	2,423,773
Total revenues		826,406		1,251,556		2,423,773
Total costs		564,159		798,426		1,125,235
Costs of operations (2)		569,727		819,713		753,920
Depreciation and amortization		90,669		112,202		539,972
Other (income)		(96,237)		(133,489)		(168,656)
Income from operations		262,248		453,130		1,298,537
Total:
Revenues:
Aeronautical services	Ps.	17,336,734	Ps.	19,267,395	Ps.	19,110,068
Non-aeronautical services		5,197,238		6,165,429		7,671,766
		22,533,972		25,432,824		26,781,834
Improvements to concession assets (1)		4,846,404		7,791,320		6,832,541
Total revenues		27,380,376		33,224,144		33,614,375
Total costs		13,566,182		18,085,431		18,563,730
Costs of operations (2)		6,432,884		7,764,285		8,775,225
Cost of improvements to concession assets (1)		4,846,404		7,791,320		6,832,541
Depreciation and amortization		2,313,321		2,545,702		3,061,039
Other (income)		(26,427)		(15,876)		(105,076)
Income from operations		13,814,194		15,138,713		15,050,645
Operating margin (3)		50.45%		45.57%		44.77%

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
(4)
Reflects the results of operations of our Morelia, La Paz, Aguascalientes, Mexicali, Los Mochis, Manzanillo and Kingston airports.
(5)
Other subsidiaries data reflects the results of operations of our holding company, as well as those of our administrative, operating car parking services providers, as well as the cargo and bonded warehouse facilities.

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2022		2023		2024		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	17,336,734	Ps.	19,267,395	Ps.	19,110,067	(0.8)%
Non-aeronautical services		5,197,238		6,165,429		7,671,766	24.4%
Subtotal		22,533,972		25,432,824		26,781,833	5.3%
Improvements to concession assets		4,846,404		7,791,320		6,832,541	(12.3)%
Total revenues		27,380,376		33,224,144		33,614,374	1.2%
Operating costs:
Employee cost (1)		1,373,264		1,724,461		2,125,958	23.3%
Maintenance (1)		730,568		728,618		848,575	16.5%
Safety, security and insurance (1)		577,122		691,155		831,411	20.3%
Utilities (1)		474,032		485,265		542,482	11.8%
Allowance for expected credit loss (1)		41,444		29,395		24,768	(15.7)%
Other operating cost (1)		584,624		721,175		890,047	23.4%
Technical assistance fees		756,648		851,320		845,234	(0.7)%
Concession taxes		1,895,182		2,532,896		2,666,751	5.3%
Depreciation and amortization		2,313,321		2,545,702		3,061,039	20.2%
Other income		(26,428)		(15,876)		(105,076)	561.9%
Cost of improvements to concession assets		4,846,404		7,791,320		6,832,541	(12.3)%
Total costs		13,566,181		18,085,431		18,563,730	2.6%
Income from operations		13,814,195		15,138,713		15,050,644	(0.6)%
Finance cost - net
Finance income		835,989		1,402,964		1,289,271	(8.1)%
Finance cost		(2,455,918)		(3,439,276)		(4,104,423)	19.3%
Exchange gain, net		81,420		(340,711)		(119,751)	(64.9)%
Net finance cost		(1,538,509)		(2,377,023)		(2,934,903)	23.5%
Income before income taxes		12,275,686		12,761,690		12,115,741	(5.1)%
Income tax expense		3,090,212		3,072,090		3,240,302	5.5%
Profit for the year		9,185,474		9,689,600		8,875,439	(8.4)%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(488,316)		(893,709)		1,132,599	83.0%
Cash flow hedges, effective portion of changes in fair value, net of income tax		100,966		(69,905)		(65,303)	(6.6)%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax		8,802		(15,932)		10,201	(164.0)%
Total comprehensive income for the year		8,806,926		8,710,054		9,952,936	14.3%
Profit for the year attributable to:
Controlling interest		9,013,147		9,542,912		8,612,157	(9.8)%
Non-controlling interesting		172,327		146,688		263,282	79.5%
Profit for the year		9,185,474		9,689,600		8,875,439	(8.4)%
Total comprehensive income for the year
Controlling interest		8,664,216		8,641,234		9,567,162	10.7%
Non-controlling interesting		142,710		68,820		385,774	460.6%
Total comprehensive income for the year		8,806,926		8,710,054		9,952,936	14.3%
Other operating data (unaudited):
Operating margin (2)		50.5%		45.6%		26.4%	(42.1)%
Net margin (3)		33.5%		29.2%		26.4%	(9.5)%

(1)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for ECL and other operating cost.

(2)
Income from operations divided by total revenues, expressed as a percentage.
(3)
Profit for the year divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2024 Compared to the Year Ended December 31, 2023

Revenues

Total revenues increased 1.2% from Ps.33,224.1 million in 2023 to Ps.33,614.4 million in 2024. This results from the increase in non-aeronautical revenues resulting from the commercial strategy and the consolidation of the cargo and bonded warehouse facilities, offset by a decrease in aeronautical revenues mainly attributable to a decrease in passenger traffic, as well as 92.5% compliance with the maximum tariffs (compared to 96.0% compliance in 2023). The total revenue increase was comprised of a decrease of Ps.157.3 million, or 0.8%, in aeronautical services revenues, an increase of Ps.1,503.3 million, or 24.4%, in non-aeronautical revenues, and a decrease of Ps.958.8 million, or 12.3%, in revenues from improvements to concession assets, which decreased as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues decreased by Ps.157.3 million, or 0.8%, from Ps.19,267.4 million in 2023 to Ps.19,110.1 million in 2024.

Aeronautical services revenues at our Mexican airports decreased Ps.346.0 million, or 2.1%, primarily due to a decrease in revenues from passenger charges of Ps 496.5 million, or 3.5%, due to the 2.1% decrease in total passenger traffic. Revenues from aircraft landing and parking fees in our Mexican airports increased by Ps.99.7 million, or 6.8%, while revenues from the leasing of space to airlines for ticket counters, airport security, and complementary services increased by Ps.50.8 million, or 7.8%.

Aeronautical services revenues at our Jamaican airports increased by Ps.188.8 million, or 6.8%, compared to 2023. This was mainly due to the increase in revenues in U.S. dollars by US$5.8 million, or 5.1%, as well as the depreciation of the peso against the dollar compared to 2023 of 3.0%, which went from an average exchange rate of Ps. 17.7665 in 2023 to Ps. 18.3001 in 2024. Nevertheless, passenger traffic decreased by 1.8%.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.1,506.3 million, or 24.4%, from Ps.6,165.4 million in 2023 to Ps.7,671.8 million in 2024, mainly driven by the consolidation of the cargo and bonded warehouse facilities starting in July 2024 and opening of new commercial areas, as well as the renegotiation of current contracts with tenants.

Non-aeronautical services revenues at our Mexican airports increased by Ps.1,475.8 million, or 28.7%, compared to 2023, mainly by the revenues from businesses operated directly by us in our Mexican airports increased by Ps.1,095.1 million, or 57.9%, mainly due to an increase in revenues from convenience stores, car parking and the consolidation of the cargo and fiscal warehouse business starting in July 2024 which jointly increased by Ps.699.7 million. Revenues from businesses operated by third parties of Ps.380.8 million, or 11.7%. The increase in revenues from businesses operated by third parties was primarily driven by revenues from food and beverage operations, retail, car rentals, and leasing of space, which jointly increased by Ps.361.2 million, or 12.8%.

Non-aeronautical services revenues from the Jamaican airports increased by Ps.30.5 million, or 3.0%, compared to 2023. The business lines that increased the most were duty-free stores, car parking, food and beverage operations, and leasing of space, which jointly increased by Ps.28.1 million, or 23.6%.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets decreased by Ps.958.8 million, or 12.3%, from Ps.7,791.3 million in 2023 to Ps.6,832.5 million in 2024. Revenues from improvements to concession assets are determined by committed investments under our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. For 2024, the main commitments of improvements to concession assets included: (i) rehabilitation of the expansion of the terminal building and the expansion of the general apron at Los Cabos airport, (ii) building of the second runway, taxiways, parking building expansion, and roads at the at Guadalajara airport, (iii) rehabilitation of the taxiway at Puerto Vallarta airport, (iv) the rehabilitation of the runway and firefighter building at the Guanajuato Airport, (v) the expansion of the New Processor Building at the Tijuana Airport, (vi) rehabilitation of the taxiway and beginning of runway extension of the Kingston Airport and (vii) expansion of Montego Bay airport terminal.

Revenues by Airport

Total revenues for Guadalajara airport decreased by Ps.912.1 million, or 8.6%, from Ps.10,579.8 million in 2023 to Ps.9,667.7 million in 2024 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.381.7 million, or 6.1%). Aeronautical services revenues increased by Ps.106.2 million, or 2.0%, from Ps.5,266.0 million in 2023 to Ps.5,372.3 million in 2024. This increase in aeronautical services revenues was mainly due to an increase in landing charges of Ps.31.1 million, or 9.1%, aircraft parking charges of Ps. 24.4 million, or 19.8%, leasing of space of airlines of Ps. 21.7 million, or 33.0%, and partly due to an increase in passenger charges of Ps.12.8 million, or 0.3%, driven by a 0.8% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.275.4 million, or 26.4%, from Ps.1,041.9 million in 2023 to Ps.1,317.3 million in 2024. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from business lines operated by third parties of Ps.269.1 million, or 29.6%, mainly due to an increase in food and beverage, retail, and car rentals. Revenues from revenues businesses operated directly by us increased by Ps.6.3 million. Mainly derived from an increase in recovery costs of Ps.8.4 million. Revenues from improvements to concession assets decreased by Ps.1,293.8 million, or 30.3%, in 2024 compared to 2023.

Total revenues for Tijuana airport decreased by Ps.285.2 million, or 7.1%, from Ps.3,988.8 million in 2023 to Ps.3,703.7 million in 2024 (taking into account only revenues from aeronautical and non-aeronautical services, revenues decreased by Ps.229.0 million, or 6.5%). Aeronautical services revenues decreased by Ps.128.4 million, or 4.4%, from Ps.2,915.4 million in 2023 to Ps.2,787.0 million in 2024. This decrease in aeronautical services revenues was mainly due to a decrease in passenger charges of Ps.156.8 million, or 6.0%, driven by a 4.9% decrease in passenger traffic, offset by increase in leasing of space of airlines Ps. 16.6 millions, or 35.5%. Non-aeronautical services revenues decreased by Ps.100.7 million, or 16.2%, from Ps.622.5 million in 2023 to Ps.521.9 million in 2024. This decrease in non-aeronautical services revenues was primarily due to a decrease in revenues from business lines operated directly by us of Ps.106.5 million, or 41.8%. This decrease was mainly due to car parking, which decreased Ps.107.7 million. Revenues from business lines operated by third parties increased by Ps.5.8 million, or 1.6%, mainly due to an increase in retail and other operation revenues. Revenues from improvements to concession assets decreased by Ps.56.1 million, or 12.4%, in 2024 compared to 2023.

Total revenues for Los Cabos airport increased by Ps.127.7 million, or 2.9%, from Ps.4,477.4 million in 2023 to Ps.4,605.0 million in 2024 (taking into account only revenues from aeronautical and non-aeronautical services, revenues decreased by Ps.76.4 million, or 1.9%). Aeronautical services revenues decreased by Ps.168.9 million, or 5.8%, from Ps.2,932.2 million in 2023 to Ps.2,763.3 million in 2024. The decrease in aeronautical services revenues was mainly due to a decrease in passenger charges of Ps.170.8 million, or 6.7%, driven by a 2.9% decrease in passenger traffic. Non-aeronautical services revenues increased by Ps.92.5 million, or 7.9%, from Ps.1,169.0 million in 2023 to Ps.1,261.5 million in 2024. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from business lines operated by third parties of Ps.103.3 million, or 9.6%. This increase was mainly from car rental, food and beverage, and retail revenues, which jointly increased Ps.79.4 million. Revenues from business lines operated directly by us decreased by Ps.10.9 million, or 12.0%. Revenues from improvements to concession assets increased by Ps.204.1 million, or 54.3%, in 2024 compared to 2023.

Total revenues for Puerto Vallarta airport decreased by Ps.238.7 million, or 5.0%, from Ps.4,770.0 million in 2023 to Ps.4,531.3 million in 2024 (taking into account only revenues from aeronautical and non-aeronautical services, revenues decreased by Ps.52.7 million, or 1.7%). Aeronautical services revenues decreased by Ps.78.1 million, or 3.1%, from Ps.2,492.2 million in 2023 to Ps.2,414.1 million in 2024. The decrease in aeronautical services revenues was mainly due to a decrease in revenues from passenger charges of Ps.98.5 million or 4.6%, partially offset by a 0.2% increase in passenger traffic. Non-aeronautical services revenues increased by Ps.25.4 million, or 4.5%, from Ps.562.0 million in 2023 to Ps.587.4 million in 2024. This increase in non-aeronautical services revenues was primarily due to an increase in business lines operated by third parties of Ps.32.4 million, or 6.4%. This increase was mainly from food and beverage, car rental, and duty-free revenues, which jointly increased Ps.23.6 million. Revenues from business lines operated directly by us decreased Ps.7.0 million, or 12.7%. Revenues from improvements to concession assets decreased by Ps.186.0 million, or 10.8%, in 2024 compared to 2023.

Total revenues for Montego Bay airport increased by Ps.115.8 million, or 4.1%, from Ps.2,811.2 million in 2023 to Ps.2,926.9 million in 2024 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.93.4 million, or 3.6%). Aeronautical services revenues increased by Ps.66.7 million, or 3.7%, from Ps.1,805.0 million in 2023 to Ps.1,871.7 million in 2024. This increase in aeronautical services revenues was mainly due to an increase in revenues from passenger charges of Ps.42.0 million, or 3.5%, partially offset by a 3.0% decrease in passenger traffic. Non-aeronautical services revenues increased by Ps.26.6 million, or 3.3%, from Ps.800.1 million in 2023 to Ps.826.7 million in 2024. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from business lines operated by third parties of Ps.21.1 million, or 2.9%. This increase was mainly in the leasing of space, food and beverage, and car rental revenues, which jointly increased Ps.66.8 million. Revenues from business lines operated directly by us increased by Ps.5.5 million, or 8.4%. Revenues from improvements to concession assets increased by Ps.22.4 million, or 10.9%, in 2024 compared to 2023.

Total revenues for Guanajuato airport increased by Ps.128.3 million, or 9.9%, from Ps.1,291.2 million in 2023 to Ps.1,419.5 million in 2024 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.1.8 million, or 0.2%). Aeronautical services revenues decreased by Ps.6.2 million, or 0.7%, from Ps.923.3 million in 2023 to Ps.917.1 million in 2024. This decrease in aeronautical services revenues was mainly due to a decrease in revenues from passenger charges of Ps.17.1 million, or 2.1%, driven by a 1.6% decrease in passenger traffic and offset by revenues from landing chargers and aircraft landing, which jointly increased Ps.9.4 million. Non-aeronautical services revenues increased by Ps.8.0 million, or 4.4%, from Ps.182.8 million in 2023 to Ps.190.9 million in 2024. This increase in non-aeronautical services was primarily due to an increase in revenues from business lines operated by third parties of Ps.8.6 million, or 5.8%. This increase was mainly in the leasing of space, food and beverage, and car rental revenues, which jointly increased Ps.8.1 million. Businesses operated directly by us decreased by Ps.0.6 million, or 1.8%. Revenues from improvements to concession assets increased by Ps.126.5 million, or 68.4%, in 2024 compared to 2023.

Total revenues for Hermosillo airport increased by Ps.63.3 million, or 9.6%, from Ps.661.0 million in 2023 to Ps.724.3 million in 2024 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.8.0 million, or 1.3%).

Aeronautical services revenues decreased by Ps.9.7 million, or 1.9%, from Ps.525.2 million in 2023 to Ps.515.5 million in 2024. This decrease in aeronautical services revenues was mainly due to a decrease in revenues from complementary services of Ps. 8.8 million, and passenger charges of Ps.2.2 million, or 0.5%, driven by a 1.5% decrease in passenger traffic. Non-aeronautical services revenues increased by Ps.17.7 million, or 18.0%, from Ps.98.3 million in 2023 to Ps.116.0 million in 2024. This increase in non-aeronautical services was primarily due to an increase in revenues from businesses operated by third parties of Ps.17.4 million, or 21.2%. This increase was mainly in car rentals, leasing of space, and food and beverage revenues, which jointly increased by Ps.15.3 million. Revenues from business lines operated directly by us increased by Ps.0.4 million, or 2.3%. Revenues from improvements to concession assets increased by Ps.55.3 million, or 147.2%, in 2024 compared to 2023.

Total revenues for our other seven airports increased by Ps.219.0 million, or 6.5%, from Ps.3,393.1 million in 2023 to Ps.3,612.2 million in 2024 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.50.1 million, or 1.8%). Aeronautical services revenues at these airports increased by Ps.61.1 million, or 2.5%, from Ps.2,408.1 million in 2023 to Ps.2,469.2 million in 2024. This increase in aeronautical services revenues was mainly due to an increase in revenues from passenger charges of Ps.4.5 million, or 0.3%, partially offset by a 4.6% decrease in passenger traffic. Non-aeronautical services revenues decreased by Ps.10.9 million, or 2.5%, from Ps.437.2 million in 2023 to Ps.426.3 million in 2024. This decrease in non-aeronautical services was primarily due to a decrease in revenues from businesses operated directly by us of Ps.29.5 million, or 28.8%. The decrease was mainly in car parking and convenience stores. Revenues from business lines operated by third parties increased by Ps.16.0 million, or 5.7%. Revenues from improvements to concession assets increased by Ps.168.9 million, or 30.8%, in 2024 compared to 2023.

Operating Costs

Total operating costs increased by Ps.478.3 million, or 2.6%, from Ps.18,085.4 million in 2023 to Ps.18,563.7 million in 2024, primarily due to an increase in operating costs of Jamaica airports by Ps.528.3 million, or 17.5%, from Ps.3,026.6 million in 2023 to Ps.3,554.9 million in 2024, offset by a decrease in operating costs for our Mexican airports of Ps.50.0 million, or 0.3%, from Ps.15,058.8 million in 2023 to Ps.15,008.8 million in 2024.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security and insurance, utilities, expected credit loss, and other operating expenses, increased by Ps.883.2 million, or 20.2%, from Ps.4,380.1 million in 2023 to Ps.5,263.3 million in 2024.

Cost of services for our Mexican airports increased by Ps. 746.8 million, or 20.6%, in 2024 compared to 2023. The change in cost of services for these airports was composed primarily of the following factors:

•
Employee costs increased by Ps.376.3 million, or 24.8%, compared to 2023, mainly due to the hiring of additional personnel as well as the adjustments in salaries and changes in Labor Law, and the consolidation of the cargo and bonded warehouse facilities, which contributed Ps. 178.7 million.
•
Maintenance costs increased by Ps.100.4 million, or 17.3%, compared to 2023, primarily due to the opening of additional operational areas.
•
Other operating expenses increased by Ps. 89.1 million, or 19.8%, compared to 2023, mainly due to a combined increase in services, professional fees, and travel expenses of Ps. 18.5 million and the consolidation of the cargo and the bonded warehouse facilities with other operating expenses of Ps. 75.6 million.
•
Safety, security, and insurance costs increased by Ps.88.2 million, or 16.8%, compared to 2023, mainly due to an increase in the number of security staff, an increase in minimum wages, changes in Labor Law, and the opening of additional operational areas.
•
Utilities increased by Ps.38.9 million, or 11.7%, compared to 2023, mainly due to the increase in the consumption of energy derived from the opening of new operational areas, the rise in fuel prices, and the increase in water fees.

Of our Mexican airports, Guadalajara airport contributed the most to our cost of services in 2024, representing 29.0% of our total cost of services. The cost of services at Guadalajara airport increased by Ps.327.8 million, or 27.3%, from Ps.1,201.0 million in 2023 to Ps.1,529.0 million in 2024. This increase was primarily due to an increase of Ps.181.8 million in other operating expenses, Ps.27.9 million in employee costs, Ps.27.4 million in safety, security and insurance, Ps.13.1 million in utilities, and Ps.10.5 million in maintenance.

Costs of services at Montego Bay airport increased by Ps.134.9 million, or 10.9%, in 2024 compared to 2023. The change in cost of services for this airport was primarily due to the increase of Ps.53.1 million in concession taxes, Ps.28.5 million in security, Ps.11.0 million in insurance, Ps. 10.1 million in utilities, Ps.10.7 million in professional services, Ps.9.6 million in employee costs and Ps.8.5 million in maintenance.

Costs of services for PACKAL decreased by Ps.15.9 million, or 1.6%, in 2024 compared to 2023. The change in cost of services for this airport was primarily as a result of a decrease of Ps.67.9 million in rights in concession taxes. This was partially offset by an increase in maintenance expenses of Ps.10.7 million, an increase in safety, security, and insurance of Ps.12.5 million, Ps.8.2 million in utilities, and an increase in employee costs of Ps.15.6 million.

Technical Assistance Fees

Technical assistance fees decreased by Ps.6.1 million, or 0.7%, from Ps.851.3 million in 2023 to Ps.845.2 million in 2024. This decrease in technical assistance fees was mainly due to a decrease in our consolidated income from operations at our Mexican airports, which is used to calculate the technical assistance fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

Due to the increase in revenues (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes increased by Ps.133.9 million, or 5.3%, from Ps.2,532.9 million in 2023 to Ps.2,666.8 million in 2024.

Depreciation and Amortization

Depreciation and amortization increased by Ps.515.3 million, or 20.2%, from Ps.2,545.7 million in 2023 to Ps.3,061.0 million in 2024. This was mainly due to the growth in infrastructure resulting from the fulfillment of our Master Development Programs and Capital Development Programs.

Other income - net

Other income increased by Ps.89.2 million, or 561.9%, from Ps.15.9 million in 2023 to income of Ps.105.1 million in 2024.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets decreased by Ps.958.8 million, or 12.3%, from Ps.7,791.3 million in 2023 to Ps.6,832.5 million in 2024. In Mexico, the cost of improvements to concession assets decreased 1,345.7 million, or 17.8%, in 2024, compared to 2023. In 2024, MBJA recognized Ps.228.5 million in the cost of improvements to concession assets, a decrease of Ps.23.4 million, or 9.3%, compared to 2023. In 2024, PACKAL recognized Ps.410.3 million in the cost of improvements to concession assets, an increase of Ps.410.3 million compared to 2023.

Operating Costs by Airport

Operating costs for Guadalajara airport decreased by Ps.851.2 million, or 14.3%, from Ps.5,960.0 million in 2023 to Ps.5,108.8 million in 2024. This was primarily due to the decrease in the cost of improvements to concession assets by Ps.1,293.8 million, or 30.3%, from Ps.4,271.9 million in 2023 to Ps.2,978.1 million in 2024. In addition to an increase in the cost of operations of Ps.327.8 million, or 27.3%, from Ps.1,201.0 million in 2023 to Ps.1,528.8 million in 2024. Depreciation and amortization increased by Ps.143.6 million, or 31.2%, in 2024 compared to 2023. Excluding the cost of improvements to concession assets, operating costs increased by Ps.442.60 million, or 26.2%.

Operating costs for Tijuana airport increased by Ps.152.7 million, or 9.0%, from Ps. 1,694.3 million in 2023 to Ps.1,846.9 million in 2024. This was mainly due to an increase in the cost of operations of Ps.156.5 million, or 19.8%, from Ps.789.3 million in 2023 to Ps.945.8 million in 2024. Depreciation and amortization increased by Ps.51.0 million, or 12.1%, in 2024 compared to 2023. This was partially offset by a decrease in the cost of improvements to concession assets by Ps.56.1 million, or 12.4%, from Ps.450.9 million in 2023 to Ps.394.8 million in 2024. Excluding the cost of improvements to concession assets, operating costs increased by Ps.208.8 million, or 16.8%.

Operating costs for Los Cabos airport increased by Ps. 401.9 million, or 24.7%, from Ps.1,625.4 million in 2023 to Ps.2,027.3 million in 2024. This was mainly due to an increase in the cost of improvements to concession assets by Ps.204.1 million, or 54.3%, from Ps.376.2 million in 2023 to Ps.580.3 million in 2024, and an increase in the cost of operations of Ps.166.7 million, or 18.8%, from Ps.885.6 million in 2023 to Ps.1,052.3 million in 2024. Depreciation and amortization increased by Ps.24.7 million, or 8.2%, in 2024 compared to 2023. Excluding the cost of improvements to concession assets, operating costs increased by Ps.197.8 million, or 15.8%.

Operating costs for Puerto Vallarta airport decreased by Ps.86.8 million, or 3.3%, from Ps.2,632.6 million in 2023 to Ps.2,545.8 million in 2024. This was primarily due to a decrease in the cost of improvements to concession assets by Ps.186.0 million, or 10.8%, from Ps.1,715.8 million in 2023 to Ps.1,529.8 million in 2024. This was partially offset by an increase in the cost of operations of Ps.134.8 million, or 20.8%. Depreciation and amortization increased by Ps.33.4 million, or 17.0%, in 2024 compared to 2023. Excluding the cost of improvements to concession assets, operating costs increased by Ps. 99.2 million, or 10.8%.

Operating costs for Montego Bay airport increased by Ps.170.3 million, or 8.9%, from Ps.1,915.9 million in 2023 to Ps.2,086.2 million in 2024. This was mainly due to an increase in costs of operations by Ps.135.2 million, or 10.9%, from Ps.1,240.9 million in 2023 to Ps.1,376.1 million in 2024. Cost of improvements to concession assets increased by Ps.22.4 million, or 10.9%, from Ps.206.1 million in 2023 to Ps.228.5 million in 2024. Depreciation and amortization expenses increased by Ps.12.9 million, or 2.8%, from Ps.468.0 million in 2023 to Ps.480.9 million in 2024. Excluding the cost of improvements to concession assets, operating costs decreased by Ps.54.0 million, or 6.1%.

Operating costs for Guanajuato airport increased by Ps.172.1 million, or 32.5%, from Ps.529.5 million in 2023 to Ps.701.5 million in 2024. This was primarily due to an increase in the cost of improvements to concession assets by Ps.126.5 million, or 68.4%, from Ps.185.1 million in 2023 to Ps.311.6 million in 2024, and an increase in the cost of operations of Ps.42.2 million, or 16.3%. Depreciation and amortization increased by Ps.1.0 million, or 1.1%, in 2024 compared to 2023. Excluding the cost of improvements to concession assets, operating costs increased by Ps.45.6 million, or 13.2%.

Operating costs for Hermosillo airport increased by Ps.90.5 million, or 28.0%, from Ps.323.1 million in 2023 to Ps.413.6 million in 2024. This was mainly due to an increase in the cost of improvements to the concession of Ps.55.3 million, or 147.2%, from Ps.37.6 million in 2023 to Ps.92.9 million in 2024. This was partially offset by an increase in the cost of operations by Ps.34.3 million, or 18.3%. Depreciation and amortization increased by Ps.1.6 million, or 1.6%, in 2024 compared to 2023. Excluding the cost of improvements to concession assets, operating costs increased by Ps.35.2 million, or 12.3%.

Operating costs for our other seven airports increased by Ps.276.7 million, or 10.6%, from Ps.2,607.5 million in 2023 to Ps.2,884.2 million in 2024. This was primarily due to an increase in the cost of improvements to concession assets of Ps.168.9 million, or 30.8%, from Ps.547.8 million in 2023 to Ps.716.6 million in 2024 and an increase in the cost of operations of Ps.77.9 million, or 4.5%, from Ps.1,735.0 million in 2023 to Ps.1,812.9 million in 2024. Depreciation and amortization increased by Ps.24.8 million, or 7.3%, in 2024 compared to 2023. Excluding the cost of improvements to concession assets, operating costs increased by Ps.35.2 million, or 12.3%.

Income from Operations

Income from operations decreased by Ps.88.1 million, or 0.6%, from Ps.15,138.7 million in 2023 to Ps.15,050.6 million in 2024. This decrease was mainly caused by an increase in the cost of services of Ps.883.2 million, in depreciation and amortization of Ps.515.3 million, technical assistance fees, and concession taxes, which jointly increased Ps.127.8 million. This was partially offset by an increase in total revenues by Ps. 390.2 million, or 1.2%, in 2024. Our operating margin decreased by 174 basis points, from 45.6% in 2023 to 44.8% in 2024 (taking into account only the sum of aeronautical and non-aeronautical services revenues, our operating margin decreased by 329 basis points in 2024, from 59.5% in 2023 to 56.2% in 2024).

Historically, our most profitable airports have been our Guadalajara, Los Cabos, and Puerto Vallarta airports, which handle the majority of our international passengers in Mexico. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because of a combination of (i) a high initial concession value and consequently larger amortization thereof and (ii) lower revenues due to low maximum rates applicable to aeronautical services. However, in 2022, Tijuana airport had the highest percentage increase in passenger traffic (an increase of 38.1% versus the pre-pandemic year of 2019) and was our fourth most profitable airport behind our Guadalajara, Los Cabos, and Vallarta airports (taking into account only the sum of aeronautical and non-aeronautical services revenues). In 2023, Los Cabos was the most profitable airport, followed by Guadalajara and Puerto Vallarta airports (taking into account only the sum of aeronautical and non-aeronautical services revenues). In 2024, Guadalajara was the most profitable airport, followed by Tijuana and Puerto Vallarta airports (taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from Operations by Airport

Income from operations for Guadalajara airport decreased by Ps.61.0 million, or 1.3%, from Ps.4,619.8 million in 2023 to Ps.4,558.8 million in 2024, mainly due to an increase in operating expenses by Ps.442.6 million. This was partially offset by an increase in aeronautical and non-aeronautical services revenues by Ps.381.7 million. The operating margin increased by 350 basis points, from 43.7% in 2023 to 47.2% in 2024 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 510 basis points, from 73.3% in 2023 to 68.1% in 2024).

Income from operations for Tijuana airport decreased by Ps. 437.8 million, or 19.1%, from Ps.2,294.6 million in 2023 to Ps.1,856.7 million in 2024, mainly due to a decrease in aeronautical and non-aeronautical services revenues by Ps.229.0 million and an increase in operating expenses of Ps.208.8 million. The operating margin decreased by 740 basis points from 57.5% in 2023 to 50.1% in 2024 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 870 basis points from 64.9% in 2023 to 56.1% in 2024).

Income from operations for Los Cabos airport decreased by Ps.274.2 million, or 9.6%, from Ps.2,852.0 million in 2023 to Ps.2,577.7 million in 2024, mainly due to a decrease in aeronautical and non-aeronautical services revenues of Ps.76.4 million, and an increase in operating expenses of Ps.197.8 million. The operating margin decreased by 772 basis points from 63.7% in 2023 to 56.0% in 2024 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 549 basis points, from 69.5% in 2023 to 64.0% in 2024).

Income from operations for Puerto Vallarta airport decreased by Ps.151.8 million, or 7.1%, from Ps.2,137.7 million in 2023 to Ps.1,985.5 million in 2024, mainly due to a decrease in aeronautical and non-aeronautical services revenues of Ps.52.7 million, and an increase in operating expenses of Ps.99.2 million. The operating margin decreased by 100 basis points from 44.8% in 2023 to 43.8% in 2024 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 383 basis points from 70.0% in 2023 to 66.2% in 2024).

Income from operations for Montego Bay airport decreased by Ps.54.5 million, or 6.1%, from Ps.895.2 million in 2023 to Ps.840.8 million in 2024, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.93.4 million, and in a decrease in operating expenses of Ps.28.0 million. The operating margin decreased by 312 basis points from a margin of 31.8% in 2023 to 28.7% in 2024 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 321 basis points from a margin of 34.4% in 2023 to 31.2% in 2024).

Income from operations for Guanajuato airport decreased by Ps.43.8 million, or 5.7%, from Ps.761.8 million in 2023 to Ps.718.0 million in 2024, mainly due to an increase in operating expenses of Ps.45.6 million, partially offset by an increase in aeronautical and non-aeronautical services revenues of Ps.1.8 million. The operating margin decreased by 842 basis points from 59.0% in 2023 to 50.6% in 2024 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 406 basis points from 68.9% in 2023 to 64.8% in 2024).

Income from operations for the Hermosillo airport decreased by Ps.27.3 million, or 8.1%, from Ps.338.0 million in 2023 to Ps.310.7 million in 2024, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.55.3 million, partially offset by an increase in operating expenses of Ps.35.2 million. The operating margin decreased by 823 basis points from 51.1% in 2023 to 42.9% in 2024 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 500 basis points from 54.2% in 2023 to 49.2% in 2024).

Income from operations for our seven other airports decreased by Ps. 57.7 million, or 7.3%, from Ps.785.6 million in 2023 to Ps.727.9 million in 2024, mainly due to a decrease in aeronautical and non-aeronautical services revenues of Ps.50.1 million, and an increase in operating expenses of Ps.107.8 million. The operating margin decreased by 295 basis points from 23.1% in 2023 to 20.2% in 2024 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 247 basis points from 27.6% in 2023 to 25.1% in 2024).

Finance Cost - net

Finance cost in 2024 increased by Ps.557.9 million, or 23.5%, from a net expense of Ps.2,377.0 million in 2023 to a net expense of Ps.2,934.9 million in 2024. This increase was mainly due to interest expense increased by Ps.665.1 million, or 19.4%, in 2024 compared to 2023, mainly due to the increase in debt due to the issuance of bond certificates and the contracting of bank loans in 2024, as well as the substantial increase in interest rates, decrease in interest income by Ps.113.7 million, or 8.1%, in 2024 compared to 2023, mainly due to a decreased in the reference interest rates in 2024, and partially offset by a foreign exchange gain of Ps.220.9 million, as foreign exchange rate fluctuations went from an expense of Ps.340.7 million in 2023 to an expense of Ps.119.8 million in 2024, as a result of the peso depreciation by 12.7%, which went from Ps.16.8935 per U.S. dollar on December 31, 2023, to Ps. 20.2683 per U.S. dollar on December 31, 2024. In 2024, we recognized, within other comprehensive income, Ps.2,026.3 million in expense from exchange rate differences on translating foreign operations in accordance with applicable norms.

Income Taxes

Income taxes increased by Ps.168.2 million, or 5.5%, from Ps.3,072.1 million in 2023 to Ps.3,240.3 million in 2024. The Mexican airports’ current tax increased by Ps.247.7 million. MBJA’s current tax decreased by Ps.22.1 million, while DCA’s increased by Ps.66.8 million. PACKAL current tax decreased by Ps.28.0 million. Our benefit from deferred tax increased by Ps.204.0 million, driven mainly by the application of fiscal losses by Ps. 525.7 million and the application of other deferred taxes of Ps. 189.8 million. This effect was offset by the decrease in inflation, which went from 4.7% in 2023 to 4.2% in 2024. Our effective tax rate increased from 24.1% in 2023 to 26.7% in 2024, primarily due to an increase in current tax, above mentioned.

Total Comprehensive Income for the Year Attributable to Controlling Interest

Total comprehensive income for the year increased by Ps.926.0 million, or 10.7%, from Ps.8,641.2 million in 2023 to Ps.9,567.2 million in 2024. Income from operations decreased by Ps.88.1 million, mainly due to an increase in total operating costs of Ps.478.3 million, and partially offset by an increase in total revenues of Ps.390.2 million. The currency translation effect increased by Ps.2,026.3 million due to the exchange rate differences in translating foreign operations resulting from the peso depreciation in 2024. In addition, the cash flow of hedge reserve increased by Ps.4.6 million. Our net margin decreased from 29.2% in 2023 to 26.4% in 2024 (taking into account only aeronautical and non-aeronautical services revenues, the net margin decreased from 38.1% in 2023 to 33.1% in 2024).

Statement of Financial Position

Our financial position as of December 31, 2024, increased by Ps.14,208.2 million, or 21.1%, compared to December 31, 2023, primarily due to (i) a Ps.7,615.1 million increase in net improvements to concession assets, (ii) a Ps. 3,410.8 million increase in cash and cash equivalents (iii) Other acquired rights of Ps. 2,053.6 million, (iv) Deferred income taxes of Ps. 790.9 million, (v) Airport concessions of Ps. 843.2 million, and (vi) Accounts receivables of Ps. 445.6 million.

Total liabilities as of December 31, 2024, increased by Ps.10,531.1 million, or 22.6%, as compared to December 31, 2023, primarily due to: (i) Long-term bond certificates of Ps. 5,648.1 million, (ii) Bank loans of Ps. 1,774.0 million, (iii) Accounts payable of Ps. 1,262.2 million, (iv) Deferred liabilities of Ps. 720.6 million, and (v) Income taxes of Ps. 582.3 million, among others.

Results of Operations for the Year ended December 31, 2023, Compared to the Year Ended December 31, 2022

For a comparison of the results of operations for the year ended December 31, 2023, as compared to the year ended December 31, 2022, see “Item 5, Operating and Financial Review and Prospects – Results of Operations for the Year ended December 31, 2023, Compared to the Year Ended December 31, 2022” in our Fiscal Year 2023 Form 20-F.

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

As of December 31, 2022, 2023, and 2024, we had Ps.12,371.5 million, Ps.10,055.2 million, and Ps.13,466.0 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2022, 2023, and 2024.

During 2025, we have debt securities under the ticker symbol “GAP-15” for Ps.1.5 billion and “GAP-20” for Ps.3.0 billion due in February, which as the date of this report has already been paid, and “GAP-21” for Ps.2.5 billion due in May, a loan with Citibanamex for US$40.0 million due in September 2025, a loan with Santander for Ps.1.5 billion due in November 2025 and a loan with BBVA México for Ps.875.0 million due in July 2025. See “Item 5, Recent Developments –Indebtedness – Indebtedness in Mexico.”

We anticipate that we will be able to meet our financial and operational obligations with our current cash flow from operations and working capital. For information regarding our estimated committed investments and sources of liquidity for those commitments, see “Item 4, Information on the Company – History and Development of the Company – Master Development Programs – Estimated Committed Investments by Mexican Airport (2025-2029).”

Cash Flows

Cash flows for the year ended December 31, 2024, as compared to cash flows for the year ended December 31, 2023

Cash and cash equivalents increased by Ps.3,410.8 million, or 33.9%, from Ps.10,055.2 million in 2023 to Ps.13,466.0 million in 2024, mainly due to (i) a (net) issuance of Ps.5,020.0 million of long-term debt securities in an aggregate principal amount of Ps. 8,648.1 million; (ii) an increase of Ps.2,739.5 in net cash flows provided by operating activities as a result of the increased of Non-aeronautical services revenues, offset by (i) decrease of Ps.2,307.2 million in net cash used in investment activities and (ii) decrease in the interests paid on financial loans of Ps.515.3 million, a decrease of Ps.814.2 million, or 8.4%, as compared to 2023, in profit for the year, a decrease of Ps.483.8 million, or 951.7%, as compared to 2023, in trade accounts receivable, and a decrease of Ps.1,027.2 million, or 22.8%, in income taxes paid and partially offset by a increase of Ps.515.3 million in interest expense for financing activity in 2024 as compared to 2023. Net cash flows used in investing activities decreased by Ps.2,307.2 million, mainly to execute investments in the airports. This was partially offset by an increase of Ps.230.3 million in net cash flows used in financing activities resulting from an increase in the repayment of bank loans for a total of Ps.3,287.7 million and by Ps.2,398.0 million in repayments of long-term debt securities, partially offset by Ps.515.3 million in interest paid, in bank loans of Ps.1,943.0 million, and Ps.3,248.1 million in issue in long-term debt securities.

Cash and cash equivalents were mainly used for (i) Capital distribution of Ps.7,003.1 million (Ps.3,501.6 million on July 23, 2024 and Ps.3,501.5 million November 26, 2024); (ii) purchases of machinery and equipment, improvements to leased buildings and concession assets and advance payments to suppliers of Ps.7,845.0 million; (iii) Ps.4,177.2 million in payments to interest on financial loans.

Cash flows for the year ended December 31, 2023, as compared to cash flows for the year ended December 31, 2022

For a comparison of the cash flows for the year ended December 31, 2023, as compared to the cash flows for the year ended December 31, 2022, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash flows for the year ended December 31, 2023, as compared to cash flows for the year ended December 31, 2022” in our Fiscal Year 2023 Form 20-F.

Indebtedness

Indebtedness in Mexico

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

On March 18, 2022, we refinanced our bank debt for USD$191.0 million for two additional years with new maturities in January and March 2026. The refinancing was obtained from the same two bank institutions that originally granted such loans. USD$95.5 million were refinanced with BBVA México, S.A., (BBVA), with interest payable monthly at a fixed annual rate of 2.45%, and USD$95.5 million with Scotiabank Inverlat, S.A., (Scotiabank) with interest payable monthly at a fixed annual rate of 2.64%.

On September 26, 2022, we issued 27.6 million in long-term unsecured debt securities for Ps.2,757.6 million under the ticker symbol “GAP 22L”. Interest will be payable at a variable rate of TIIE-28 plus 26 basis points, and the principal payment will be made upon maturity on September 21, 2026. Proceeds from the issuance were allocated to the payment of the bond certificates under the ticker symbol “GAP 17-2” for Ps.2.3 billion, and the remainder was used for the committed investments in Mexico for 2022.

On November 7, 2022, we entered into a 12-month loan agreement with Scotiabank for Ps.1.5 billion, with a possible extension of 6 months. The loan agreement has an interest rate of TIIE-28 plus 38 basis points. The principal will be paid upon maturity. We entered into this loan agreement for corporate and capital investment purposes in Mexico.

On December 9, 2022, we signed an 18-loan agreement with Banco Nacional de México, S.A. (Citibanamex) for Ps.1.5 billion, with a term of 18 months, an interest rate of TIIE-28 plus 38 basis points, the payment of the principal will be at maturity; resources were allocated for Mexico’s capital investment.

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

On November 7, 2023, we signed a 12-month loan agreement with Banco Santander Mexico, S.A., (“Santander”) for Ps.1.5 billion. The loan agreement has a variable interest rate of TIIE-28 plus 38 basis points, with the principal to be paid upon maturity without commission. The proceeds of this loan were used to pay the bank loan with Scotiabank Inverlat for the same amount.

On March 20, 2024, we issued 3.0 million in long-term unsecured debt securities for Ps.3.0 billion. The issuance was made in two tranches: i) Ps.1,385.0 million under the ticker symbol “GAP24-L” with a variable rate of TIIE-28 plus 25 basis points, with principal due at maturity on March 17, 2027, and ii) Ps.1,615.0 million under the ticker symbol “GAP 24-2L” with interest payable every 182 days at a fixed annual rate of 9.94%, with the principal due at maturity on March 12, 2031.

On June 7, 2024, the loan with Banco Nacional de México, S.A. (“Citibanamex”) was refinanced for Ps.1.5 billion, extending the maturity in 18 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 24 basis points, without commissions, the payment of the principal will be at maturity on December 5, 2025.

On June 20, 2024, we signed a simple credit agreement with BBVA México, S.A., for Ps.875.0 million, maturing in 12 months, bearing interest at a variable rate of 28-day TIIE plus 20 basis points, with payment of principal at maturity on June 19, 2025, with no commissions.

On July 10, 2024, the loan with Citibanamex was refinanced for Ps.1.0 billion, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 18 basis points, without commissions, the payment of the principal will be at maturity on July 10, 2025.

On September 5, 2024, we issued 56.5 million in long-term unsecured debt securities for Ps.5,648.1 million under the ticker symbol “GAP24” with a variable rate of TIIE-28 plus 60 basis points, with principal due at maturity on August 30, 2029.

On September 26, 2024, the loan with Citibanamex was refinanced for USD$40.0 million, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable SOFR rate plus 25 basis points, without commissions, the payment of the principal will be at maturity on September 21, 2025.

On October 18, 2024, the loan with Banco Santander México, S.A. (Santander) was refinanced for Ps.1,500,000, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 38 basis points, without commission, the payment of the principal will be at maturity on October 17, 2025.

As of December 31, 2024, we were not party to any off-balance sheet arrangements and complied with all covenants stipulated in our debt instruments.

Indebtedness in Jamaica

MBJA previously entered into unsecured loans with its shareholder, Vantage, for U.S.$10.9 million in June 2007 and U.S.$0.5 million in February 2009. The loans bear annual interest, payable semi-annually, at 14.0% and 8.0%, respectively, without a fixed maturity and are subject to prepayment restrictions. As of December 31, 2024, the outstanding balance under these facilities amounted to U.S.$11.4 million (Ps.232.0 million).

On December 28, 2017, we entered into a seven-year unsecured loan agreement with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for U.S.$40.0 million, with a monthly interest rate of SOFR plus 285 basis points. Payments will be made on a semi-annual basis after 24 months. As of December 31, 2024, the balance outstanding under these facilities amounted to U.S.$4.0 million (Ps.81.1 million).

On September 3, 2020, MBJA signed Amended and Restated loan agreements with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for up to U.S.$60.0 million available for disbursement up to 24 months from closing. The loan has a 5-year maturity with a 2-year optional extension for up to U.S.$58.0 million, with a monthly interest rate of SOFR plus 310 basis points and a principal payment of 10% due on the fifty-fourth month and the remaining 90% due at maturity. The disbursement fee was 50 basis points due at closing, and a commitment fee of 55 basis points is payable quarterly on any drawn balance. The first drawdown of U.S.$30.0 million was made on September 4, 2020. The second drawdown of U.S.$30.0 million was made on September 3, 2023. The loan proceeds were used to finance MBJA’s Capital Development Program, and for general corporate purposes. As of December 31, 2024, the balance outstanding under this facility amounted to U.S.$60.0 million (Ps.1,216.1 million).

As of December 31, 2024, we were not party to any off-balance sheet arrangements and complied with all covenants stipulated in our debt instruments.

Capital Expenditures

For the years ended December 31, 2022, 2023, and 2024, we had total capital expenditures of Ps.8,431.1 million, Ps.10,444.3 million, and Ps.7,845.0 million, respectively. During 2022, 2023, and 2024, 2.5%, 26.2%, and 28.9% of our capital expenditures were financed by cash flows from operations, while the remaining balance was funded through bank loans and long-term debt securities issued on the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and debt securities issued on the Mexican debt markets.

Capital Expenditures in Mexico

Under the terms of our Mexican concessions, each of our Mexican subsidiary concession holders is required to present a Master Development Program for approval by the SICT every five years. Each Master Development Program includes investment commitments (including capital expenditures and improvements) applicable to us as the concession holder for the succeeding five-year period. Once approved by the SICT, these commitments become binding obligations under the terms of our Mexican concessions. In December 2019, the SICT approved our Master Development Programs for each of our Mexican airports for the 2020 to 2024 period. This five-year program was in effect from January 1, 2020, until December 31, 2024. On August 27, 2024, the SICT approved our Master Development Programs for each of our Mexican airports for the 2025-2029 period. This five-year program took effect on January 1, 2025, and will remain in effect through December 31, 2029.

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

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and do not include investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below, therefore, reflect expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted, while the investments allocated but not paid for in the given year need to be added. For 2022, 2023, and 2024, the total of our investments allocated but unpaid were Ps. 853.5 million, Ps.901.5 million, and Ps.1,193.6 million, respectively.

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
	(thousands of pesos) (1)
2022	Ps.	8,094,099
2023		10,042,531
2024		7,393,175

(1)
Expressed in nominal pesos.

In 2022, we spent Ps.8,094.1 million on capital expenditures in Mexico, primarily for the rehabilitation and expansion of the terminal building and the expansion of the general apron at Los Cabos airport, the construction of a new runway and taxing, roads, hangar area, mixed-use building and parking lots at Guadalajara airport and the rehabilitation of taxiway at Puerto Vallarta airport.

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

In 2024, we spent Ps.7,393.2 million on capital expenditures in Mexico, primarily the building of a new runway, roads, hangar area, mixed-use building, parking lots, and land purchasing at Guadalajara airport for the expansion of the terminal building at Los Cabos airport, for the expansion of the Processor Terminal Building at the Tijuana airport, for the rehabilitation of taxiway at Puerto Vallarta airport, for the rehabilitation of the runway and fire fighter building at the Guanajuato airport and the for the replacement of machinery and equipment at our airports in Mexico.

Every five years, MBJA is entitled to submit to the JCAA its proposal for increases to the maximum regulated charges and investment commitments (including capital expenditures for capital projects and required improvements at the Montego Bay airport under MBJA’s Concession Agreement). Upon the JCAA’s approval of the new maximum regulated charges, these commitments become binding obligations under the terms of MBJA’s concession. The maximum regulated charges are determined by the JCAA based on traffic projections, operating costs and capital investments included in the new Capital Development Program. Under the terms of MBJA’s Concession Agreement with the AAJ, these committed capital investments must be met over a five-year period and not on an annual basis. On September 11, 2019, the JCAA approved new maximum regulated charges for the Montego Bay airport that assume capital investments (including scheduled maintenance) for the period from January 1, 2020, through December 31, 2024, estimated to cost approximately U.S.$111.7 million. The new maximum rates for the five-year period from 2020-2024 went into effect on January 1, 2020. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted MBJA a deferral on its committed investments for 2020 so that these investments can begin in January 2022. In 2021, MBJA requested a further deferral to execute the Capital Development Program until we reach an agreement with the AAJ for the rebalancing petition filed in December 2020. This process was concluded on July 26, 2024.

Capital Expenditures in Jamaica

Year ended December 31,	Total Capital Expenditures
	(million of dollar) (1)
2022	U.S.	6.5
2023		24.3
2024		54.3

(1)
Expressed in nominal dollars.

In 2022, MBJA made investments of U.S.$5.5 million in capital expenditures primarily for the rehabilitation of the terminal building, the installation and adaptation of solar panels, and the acquisition of machinery and equipment. In 2023, MBJA made investments of U.S.$18.6 million in capital expenditures primarily for the capital expenditures were allocated to the expansion and renovation of the terminal building, the modernization of equipment, such as the replacement of the airports' IT system, Jet Bridges, HVAC, and air handling units, X-ray machines, fire detection, and intrusion detection systems, among others, as well as the installation of an additional 2MW solar photovoltaic power plant. In 2024, MBJA made investments of U.S.$20.7 million in capital expenditures primarily for continued execution of master plan works to include immigration and security expansion, major landside developments works, east concourse expansion, expansion of the check-in hall, gates 1-7 rehabilitation, among other projects.

On November 6, 2019, the JCAA approved maximum regulated charges for the Kingston airport that assume capital investments (including scheduled maintenance) from April 1, 2020, through December 31, 2024, estimated to cost approximately U.S.$101.4 million. For NMIA, maximum rates for the five-year period from 2020-2024 went into effect as of April 1, 2020. In December 2020, as a result of the COVID-19 pandemic and its economic impact, the AAJ granted PACKAL a deferral on its committed investments for 2020 so that these investments could begin in June 2021, but in response to a petition by PACKAL, the deferral by the AAJ was extended.

In 2022, PACKAL made investments of U.S.$1.0 million in capital expenditures, primarily for the acquisition of equipment and the installation and adaptation of solar panels. In 2023, PACKAL made investments of U.S.$5.7 million in capital expenditures, primarily for the total rehabilitation of all restrooms across the airport. This project is expected to be completed in 2025. PACKAL also procured a passenger loading bridge to replace one of the nine bridges, and the other eight bridges were refurbished. In 2024, PACKAL made investments of U.S.$33.6 million in capital expenditures, primarily for the Runway End Safety Area project, expected to be completed in 2027; the Runway Overlay project, successfully concluded in 2024; the partial replacement of BHS and X-Ray machines; the second phase of the rehabilitation of all airport restrooms; the replacement of chillers; the initiation of phase 2 of the solar farm, expected to be completed in 2025; and the wastewater treatment plant, expected to be completed in 2026.

Share Repurchase

We periodically repurchase our shares on the open market using funds authorized by our shareholders specifically for the repurchase of our shares at our discretion and in accordance with our policies.

On April 25, 2024, in the Annual Shareholders’ Meeting, the shareholders approved the proposal of cancellation of the remaining of the repurchase fund reserve, approved in the Ordinary General Shareholders’ Meeting held on April 13, 2023, for an amount of Ps.2,500 million, as well as, approval a maximum amount of resources allocated for the repurchase of the Company’s own shares of Ps.2,500 million during the 12 months after April 25, 2024, in accordance with Article 56 of the Mexican Securities Market Law.

On April 13, 2023, in the Annual Shareholders’ Meeting, the shareholders approved the proposal of cancellation of the remaining of the repurchase fund reserve, approved in the Ordinary General Shareholders’ Meeting held on April 22, 2022, for an amount of Ps.499.5 million, as well as, approval a maximum amount of resources allocated for the repurchase of the Company’s own shares of Ps.2,500 million during the 12 months after April 13, 2023, in accordance with Article 56 of the Mexican Securities Market Law.

On April 13, 2023, the General Extraordinary Shareholders’ Meeting approved the cancellation of 7,024,113 stock shares of the Company that were in treasury.

At the General Ordinary Shareholder’s Meeting held on April 22, 2022, the Shareholders approved the cancellation of the remnant of the repurchase fund for Ps.2,031.8 million, approved in the Ordinary General Shareholders’ Meeting held on April 27, 2021 and September 14, 2021 and a maximum amount of resources allocated was approved for the repurchase of the company’s own shares of Ps.2,000 million during the 12 months following its approval, if the Company’s management determines it convenient or necessary. The share repurchase program can be exercised during the 12-month period following the April 22, 2022 meeting.

At the Extraordinary General Shareholder’s Meeting held on April 22, 2022, the Shareholders approved (i) the increase in the Company’s Equity, through the capitalization of the account called “Restatement effect,” as stated in the unconsolidated Financial Statements of the Company as of December 31, 2021, for Ps.8,027.2 million, and (ii) the cancellation of 13,273,970 shares previously acquired through share repurchase programs and held in treasury as of December 31, 2021.

As of December 31, 2024, we do not hold any shares in our treasury.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period
	Total		Less than 1 year (4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps.	43,184.3	Ps.	10,946.0	Ps.	16,148.9	Ps.	16,089.4	Ps.	N/A
Capital Development Program (7)		6,376.0		2,310.0		3,384.0		390.0		292.0
Purchase Obligations (2)		—		—		—		N/A		N/A
Debt		47,989.9		6,982.9		17,633.7		14,246.1		9,127.1
Interest from Debt (6)		9,841.9		3,060.3		3,565.6		1,931.2		1,284.8
Operating Lease Obligations (3)		40.0		16.4		23.6		N/A		N/A
Total	Ps.	107,432.1	Ps.	23,315.6	Ps.	40,755.8	Ps.	32,656.7	Ps.	10,703.9

(1)
Peso figures are expressed in constant pesos as of December 31, 2022.
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
(5)
Reflects the new Master Development Program commitments for the subsequent five-year period (2025-2029) as adjusted on August 27, 2024.
(6)
For the interest calculations, we determined the interest payments using an average fixed interest rate of 8.21% and an average variable rate of 9.38% for the loans contracted. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”
(7)
Reflects the new Capital Development Program commitments for the subsequent five-year period (2025-2030) by our Jamaican airports.

Item 6. Directors, Senior Management and Employees

Directors

The board of directors is responsible for managing our business. According to our bylaws, our board of directors must consist of eleven members, with at least 25% being independent, as established by the Mexican Securities Market Law. The independence of directors is determined by shareholders at each Annual General Ordinary Shareholders’ Meeting, based on our bylaws and relevant Mexican laws. However, the National Banking and Securities Commission may object to such designation of independence. Currently, our board of directors comprises eleven members.

Under our bylaws, holders of Series BB shares have the right to choose four members of the board of directors, along with their alternates. The remaining directors are elected by our Series B shareholders, who do not elect alternates. Each shareholder or group of shareholders owning 10% of our capital stock in Series B shares is entitled to choose one board of directors member. However, our bylaws prohibit any Series B shareholders, on their own or with related parties, from appointing more than one board member, even if they own more than 10% of our outstanding capital stock. Any shares exceeding the 10% maximum do not carry voting rights under our bylaws. The other directors elected by our Series B shareholders are chosen by a majority vote of all Series B shareholders present at the shareholders’ meeting, except those who have already participated in any 10% board member designation. Independent directors are selected using an executive search firm to find individuals with appropriate profiles. Directors are elected for one-year terms at the ordinary shareholders’ meeting.

The table below shows the composition of our current board of directors, including their title, date of appointment, age, and alternates, if applicable. However, this composition could change at the Ordinary Shareholders’ Meeting to be held on April 24, 2025. In the past, some shareholders have challenged the composition of our board of directors. For more information, see “Item 8, Financial Information – Legal Proceedings – Litigation related to Grupo México, S.A.B. de C.V. seeking to void certain resolutions adopted at our corporate shareholders’ meetings.”

Name	Title	Director since	Age	Alternate
Laura Diez-Barroso Azcárraga (1)	Chairwoman and Director	April 21, 2015	74	Mónica Sánchez Navarro Rivera Torres (5)
Emilio Rotondo Inclán (1)	Director	April 27, 2021	47	María de los Reyes Escrig Teigeiro
Juan Gallardo Thurlow (1)	Director	April 26, 2016	77	Alejandro Cortina Gallardo
Claudia Laviada Diez-Barroso (1) (4)	Director	April 13, 2023	50	Carlos Manuel Porrón Suárez
Carlos Cárdenas Guzmán (2)	Director	September 22, 2011	74	—
Joaquín Vargas Guajardo (2)	Director	April 16, 2012	71	—
Juan Diez-Canedo Ruíz (2)	Director	April 23, 2014	74	—
Ángel Losada Moreno (2)	Director	April 23, 2014	70	—
Luis Téllez Kuenzler (2)	Director	April 25, 2018	66	—
Alejandra Palacios Prieto (2)	Director	April 22, 2022	49	—
Alejandra Yazmín Soto Ayech (3)	Director	May 23, 2023	40	—

(1)
Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock. For information regarding equity ownership of directors Laura Diez-Barroso Azcárraga and Juan Gallardo Thurlow in our capital stock, see “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”
(2)
Independent directors elected to comply with the Securities Market Law (Ley del Mercado de Valores).
(3)
Non-independent.
(4)
The director Claudia Laviada Diez-Barroso owns individually and indirectly 15,689,584 Series B shares, representing 3.1% of the outstanding shares.
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

Emilio Rotondo Inclán. Mr. Rotondo has been a member of our board of directors since 2021. Mr. Rotondo is the Managing Director of Aena International and a member of the Management Committee. He is responsible for AENA International, the company holds international participations in Brazil, United Kingdom, Mexico, and Colombia, and he is also responsible for the Group Corporate Development and M&A strategy. Mr. Rotondo is a member of the board of SACSA, and Aerocali (Colombia), and he is a permanent guest to ANB and BOAB Board of Directors (Brazil). Previously, Mr. Rotondo was the Finance Director of Aena Group. Before joining Aena, Mr. Rotondo was the Finance and Operations Director for Spain and Portugal in the Adveo Group. Mr. Rotondo has 20 years of experience in finance in the infrastructure sector, both in corporates (Ferrovial, ONO, and Aena) and banking institutions (Credit Agricole, Fortis Bank). He holds a Bachelor’s Degree in Business Administration and Management from CUNEF and has completed the Advanced Corporate Finance Program at IE Business School and the Executive Program (PADE) of IESE.

Juan Gallardo Thurlow. Mr. Gallardo was elected to the board of directors on April 26, 2016. Mr. Gallardo currently holds the position of chairman of the board of directors of Organización CULTIBA, the holding company for GEPP and Grupo Azucarero México. Mr. Gallardo also serves as the chairman of the board of Grupo Azucarero México, the largest sugar mill group in Mexico, and Grupo GEPP, the exclusive bottling company of PepsiCo in Mexico and AMP. Additionally, he is a member of the International Advisory Board of Grupo Financiero Santander and serves as member of the international advisory council of Rabobank. Mr. Gallardo is a member of Consejo Mexicano de Negocios, A.C., and a member of the Consejo Empresarial de América Latina. He was the coordinator of COECE, a particular ad-hoc alliance of all Mexican private-sector organizations formed to promote increased trade between Mexico, the United States, Canada, and the rest of the world, particularly in the context of NAFTA and the Free Trade Agreement with the European Union. Mr. Gallardo has a Bachelor’s Degree in law from the Escuela Libre de Derecho in Mexico City. He also completed the AD-II Top Management Course at IPADE in Mexico City.

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

Joaquín Vargas Guajardo. Mr. Vargas was elected as an independent director to the board of directors of the Company on April 16, 2012. For 30 years, he served as Chairman of the Board of Directors for Grupo MVS and CMR, S.A.B. de C.V. He has held positions as Chairman of the Board of the National Chamber of the Radio and Television Industry (2000-2001), President of the Mexican Restaurant Association (1985-1987), and President of the Association of Restaurant Chain Directors (1989). Currently, he is a member of the Board of Directors of the following publicly traded companies: Vitro Internacional, Grupo Financiero Santander México, Grupo Aeroportuario del Pacífico, Médica Sur, and Organización CULTIBA. He is also a member of the Board of El Universal, among others. He chairs the Audit Committees of Banco Santander and Vitro Internacional, as well as the Corporate Practices Committee. He serves as President of Éntrale, an initiative promoting the labor inclusion of people with disabilities. Additionally, he is a member of the Advisory Board of McKinsey México. He has a Bachelor of Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, with advanced management studies completed at IPADE.

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

Ángel Losada Moreno. Mr. Losada was elected as an independent director to the Company’s board of directors on April 23, 2014. He currently serves as the executive president and chairman of the board directors of Grupo Gigante, S.A.B. de C.V. In addition, Mr. Losada is involved with several organizations: he is a member of the Federico Gómez Children’s Hospital, Laboratorios Novag, and Río Arronte Fundación, and he serves as the President of Fundación Ver Bien. With an impressive track record in leadership, Mr. Losada has previously held significant roles, including chairman of the board of the Mexican National Association of Retailers (Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., or ANTAD), director and member of the board of the Food Marketing Institute in the United States, and member of the board of the National Chamber of Commerce in Mexico City. He was also a member of the board of directors of Banco Nacional de México, S.A. (Citi Banamex Group). Mr. Losada holds a bachelor’s degree in Business Administration from Universidad Anáhuac.

Luis Téllez Kuenzler. Mr. Téllez was elected as an independent director on the Company’s board of directors on April 25, 2018. He is a prominent Mexican economist and politician, with significant leadership roles in the private sector. He served in the administrations of two Mexican presidents, holding the positions of Chief of Staff and Secretary of Energy under President Ernesto Zedillo, and Secretary of Communications and Transportation under President Felipe Calderón. In 2009, he was appointed Chairman of the Board and CEO of the Bolsa Mexicana de Valores Group. Most recent, until August 2023, he was the head of Mexico for KKR. He is currently an operating partner at Butterfly Equity, based in Los Angeles. Additionally, he serves as Chairman of ERM for Mexico, the largest pure-play ESG company in the world, and as a special advisor to NTT-Data and other firms. Mr. Téllez is also the co-chair of the Mexican Woodrow Wilson Institute in Washington, D.C.

Alejandra Palacios Prieto. Mrs. Alejandra Palacio was elected as an independent director on the Company’s board of directors on April 22, 2022. She also serves as an independent director at BBVA Mexico and Grupo Alfa, and works as external counsel at the international law firm Cuatrecasas. Additionally, Mrs. Palacios is a board member of the Pacific Council on International Policy and the Business School at Tecnológico de Monterrey. From 2013 to 2021, Mrs. Palacios was the first female chair of Mexico’s antitrust agency, where she guided the agency through groundbreaking cases, enhancing its global reputation as a leading competition authority. Mrs. Palacios expanded her international influence by serving as Vice President of the International Competition Network and as a member of the OECD’s Competition Committee Board. Previously, Mrs. Palacios was the Deputy Director of Economic Regulation at the Instituto Mexicano para la Competitividad, a well-regarded center for applied research, and a lecturer in the Economics Department at the Instituto Tecnológico Autónomo de México (ITAM). Mrs. Palacios holds a Bachelor’s Degree in Economics from ITAM as well as a LL.M. from the University of California, Berkeley. She also earned an MBA from ITAM and a MPP from the Centro de Investigación y Docencia Económicas (CIDE). Mrs. Palacios is a member of the Trilateral Commission and the Mexican chapter of the International Women’s Forum (IWF).

Alejandra Yazmín Soto Ayech. Mrs. Alejandra Soto was appointed as the Investor Relations and Social Responsibility Officer in March 2023. She has been with the Company for 17 years and previously served as Deputy Director of Finance and Investor Relations. Her responsibilities include leading the teams and commitments of the GAP Foundation, managing everything related to investors in the debt and capital markets, and public relations. She was elected as a non-independent member of the Company’s board of directors on April 17, 2023. Mrs. Soto also serves as President of the Issuers’ Board of BIVA. Mrs. Soto holds a Bachelor’s Degree in Accounting from the Universidad Panamericana, a Master’s Degree in Comptrollership specializing in Taxes, Corporate Finance, and Business Administration from the same university. She also has the Airport Management Professional Accreditation (AMPAP) granted by ACI and ICAO and a Diploma in Sustainability from the Institutional Stock Market Exchange (BIVA).

Family Relationships

Mrs. Laura Diez-Barroso Azcárraga is the mother of Mrs. Claudia Laviada Diez-Barroso. They both serve on our Board, with Mrs. Diez-Barroso Azcárraga as Chairwoman and Mrs. Laviada Diez-Barroso as a director.

Mrs. Claudia Laviada Diez-Barroso is married to Mr. Carlos Alberto Rohm Campos. She serves as a director on our Board, while Mr. Rohm serves as a proprietary member of both our Operating Committee and Sustainability Committee.

Executive Officers

According to our bylaws, the directors designated by the holders of Series BB shares have the authority to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions, and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Raúl Revuelta Musalem	Chief Executive Officer	April 26, 2018	48
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	54
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	72
Juan Francisco Martínez Mira	Director of Sustainability, Quality, Innovation, and IT	August 1, 2018	59
Alejandra Yazmín Soto Ayech	Investor Relations and Social Responsibility Officer	March 6, 2023	40
Susana Romero Mojica	Chief Commercial Officer	March 6, 2023	38
Mar Simon Carrasco	Director of Business Development	July 25, 2023	43

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

Saúl Villarreal García. Mr. Villarreal was appointed as the CFO of our Company on February 25, 2015. He has been overseeing the administrative affairs of GAP since 2003 and has extensive experience and knowledge in financial management aspects of our business. Mr. Villarreal actively participated in the process of the Company’s initial public offering in 2006 and has been involved since 2015 in the issuance of debt securities in the local market. Mr. Villarreal studied public accounting at the University of Guadalajara and holds a MBA from the same university. In addition, he has a Master’s Degree in Finance with a specialization in international accounting from the Universidad Panamericana. Mr. Villarreal has been recognized as one of Mexico’s top CFOs by Forbes Magazine in 2016, 2022, and 2024, as well as by other leading financial institutions.

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

Juan Francisco Martínez Mira. In August 2018, Mr. Martínez was appointed as our Director of Sustainability, Quality, Innovation, and IT. With over 30 years of experience in the aeronautical industry, he previously worked for AENA in various capacities at different airports. He joined GAP in June 2007 and has served in several roles, including Operational Systems Manager, IT Subdirector, and Director of the Guadalajara International Airport. Mr. Martínez is a systems engineer and holds degrees in music, publicity, and public relations, a Master’s Degree in Pedagogy and airport and aeronautics management and direction, and postgraduate diplomas in innovation, strategic planning, and airports. He completed his studies at Conservatorio Superior de Música de Murcia, Universidad de Murcia, and Universidad Complutense de Madrid. Mr. Martínez has a Master’s Degree in Social Responsibility and Sustainability.

Alejandra Yazmín Soto Ayech. Mrs. Alejandra Soto was appointed as the Investor Relations and Social Responsibility Officer in March 2023. She has been with the Company for 17 years and previously served as Deputy Director of Finance and Investor Relations. Her responsibilities include leading the teams and commitments of the GAP Foundation, managing everything related to investors in the debt and capital markets, and public relations. She was elected as a non-independent member of the Company’s board of directors on April 17, 2023. Mrs. Soto also serves as President of the Issuers’ Board of BIVA. Mrs. Soto holds a Bachelor’s Degree in Accounting from the Universidad Panamericana, a Master’s Degree in Comptrollership specializing in Taxes, Corporate Finance, and Business Administration from the same university. She also has the Airport Management Professional Accreditation (AMPAP) granted by ACI and ICAO and a Diploma in Sustainability from the Institutional Stock Market Exchange (BIVA).

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

Mar Simón Carrasco. In July 2023, Mrs. Simón was appointed as Director of Business Development of the Company. She is an airport and air transport senior expert with almost 20 years of experience in managing multidisciplinary teams and coordinating projects across multiple countries. She specializes in strategy, business models, mergers and acquisitions, and financial structuring. Mrs. Simon holds a

Bachelor’s Degree in Aeronautical Engineering from the Universidad Politécnica de Madrid and a Master’s Degree in Airports and Air Navigation from the same university and is certified in Project Finance by the Instituto de Empresa in Madrid.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

For 2024, the aggregate compensation paid to our directors designated by our Series B shareholders was around Ps.11.8 million. We have not established any pension, retirement, or similar benefits or arrangements for these individuals. These directors received during 2024 base annual compensation of approximately U.S.$72,865 for their service on our five board of directors’ meetings. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee received an additional U.S.$15,294; the members of our Audit Committee received U.S.$8,742 each; the member of our Acquisition Committee received U.S.$17,484 and the member of our Compensation Committee received U.S.$2.914 and the member of our Sustainability Committee received U.S.$5,828.

In 2024, the annual fixed compensation paid to the nine executives was Ps.61.7 million, corresponding to short-term benefits.

In addition, we paid Ps.53.5 million as annual variable compensation, which was determined based on: (i) the individual performance of each executive according to specific KPIs, accounting for around 60.0% of the total evaluation; (ii) the Company’s financial results at the operational level compared with the annual budget, accounting for 30.0% of the total evaluation; and (iii) an evaluation of the individual performance of each executive by the Operating Committee (the board of directors evaluates the CEO), accounting for 10.0% of the total evaluation. The annual variable compensation is determined based on 40.0% or 100.0% of the annual base salary, depending on each executive’s duties. The average achievement level for 2024 was 100%.

To retain and develop our key management positions, in addition to the fixed and variable compensation, we have implemented, since 2022, a Long-Term Incentive Plan (LTI) for our executives, deputy directors, and airport directors. The LTI is based on four factors: (i) operating financial results compared to projected results from 2021 to 2024, which represents 40.0% of the total evaluation; (ii) net profit results from 2021 to 2024, which represents 20.0% of the total evaluation; (iii) passenger perceived quality index from 2021 to 2024, which represents 20.0% of the total evaluation; and iv) sustainability goals according to the 30 key goals for 2030 ESG’s strategy to be achieved annually from 2021 to 2024, which represents 20.0% of the total evaluation.

The evaluation of the LTI will be done annually, and the rights will be recognized proportionally at the achieving level. Once the total amount is approved in favor of each executive, that amount is translated into shares, considering the average of the Company’s share price for the last 45 days of the previous year. Then, the employee will have the economic rights of those shares until they are vested. However, it doesn’t represent an actual share granting. The LTI comprises 15 to 28 months of salary for the four-year period, depending on each executive’s responsibilities.

The shares could be vested a year after they are granted, with a maximum amount of 33.33% per year. The provision for the executives in 2022, 2023, and 2024 were Ps.20.4 million, Ps.22.8 million, and Ps.30.4 million, respectively.

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock, except as described in “Item 6, Directors, Senior Management and Employees” and in “Item 4. Information on the Company – History and Development of the Company - Investment by AMP.” None of our directors, or executive officers is entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law. Additionally, we have not established any pension, retirement, or similar benefits or arrangements for the executives during 2024.

Board Committees

Our Company’s bylaws have established five committees to help the board of directors manage our business: the Operating Committee, the Audit and Corporate Practices Committee, the Acquisitions Committee, the Nominations and Compensation Committee, and the Sustainability Committee. Of these committees, only the Audit Committee is required legally by our bylaws to fulfill the duties provided for in the Securities Market Law for Mexican corporate practices committees. The other committees have been established solely to assist the board of directors. The board of directors has the authority to create additional committees as needed.

Operating Committee

Per our bylaws, the Operating Committee will have six members and three alternates. The committee proposes and approves various plans and policies related to our business, investments, and administration. Some of the key responsibilities include approval of the Master Development Programs of our subsidiary concession holders, making decisions about our dividend policy, and approving investments of less than U.S.$3.0 million not included in our annual budget. According to our bylaws, the board of directors has the authority to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Raúl Revuelta Musalem, CEO, who chairs the committee; Carlos Alberto Rohm Campos, and Juan Gallardo Thurlow. Carlos Manuel Porrón Suárez, Santiago Riveroll Mendoza, and Alejandro Cortina Gallardo serve as alternates for Raúl Revuelta Musalem, Carlos Alberto Rohm Campos, and Juan Gallardo Thurlow, respectively. A secretary who is not a committee member has also been appointed.

Audit and Corporate Practices Committee

The Audit and Corporate Practices Committee is responsible for several important tasks. It must have at least three members, with the majority being board of directors members. Some of the committee’s duties include (i) ensuring that the Company’s directors, officers, and employees (as well as those of its subsidiaries) comply with the bylaws (estatutos sociales) and applicable laws, (ii) selecting and supervising the work of independent auditors and (iii) receiving and investigating internal complaints or other information related to the Company’s internal control systems. The committee is also responsible for reviewing the Company’s corporate governance and all related-party transactions, including those with AMP, per the requirements of our bylaws and the Mexican Market Law. Members of the board of directors elected by the holders of Series BB shares can propose appointing 20% of the committee’s total members, but at least one member must meet the applicable independence requirements. The president of this committee is elected at the annual shareholders’ meeting. The composition of the Audit and Corporate Practices Committee must comply with all applicable laws and regulations, including independence requirements, in every jurisdiction in which the Company’s securities are listed or quoted. As of the date of this report, the committee consists of the following directors: Carlos Cárdenas Guzmán serves as president, and Ángel Losada Moreno, and Joaquín Vargas Guajardo serve as members.

Acquisitions Committee

The Acquisitions Committee is responsible for ensuring compliance with our procurement policies as stated in our bylaws. These policies require the Acquisitions Committee to approve any transaction or series of related transactions exceeding U.S.$600,000 between us and a third party. Additionally, any contract between us and AMP or any of its related parties needs to be awarded via a bidding process. If a proposed transaction involves us and AMP or any related party, at least three contractors must be invited to bid on the transaction, and if a third-party contractor’s bid is equal to or less than AMP’s bid, the transaction is awarded to the third-party contractor.

According to our bylaws, a shareholders’ meeting will determine the number of members of the Acquisitions Committee. The committee must be primarily composed of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares can nominate members to the committee representing 20% of its total members or at least one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Emilio Rotondo Inclán and Juan Diez-Canedo Ruíz. Alejandro Cortina Gallardo served as an alternate member to Emilio Rotondo Inclán and Luis Téllez Kuenzler serving as an alternate member to Juan Diez-Canedo Ruíz. A secretary who is not a member of the committee has also been appointed.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also plays a role in corporate governance. Our bylaws state that the number of members of the committee will be determined at a shareholders’ meeting. The holders of Series B and Series BB shares are each entitled to name one committee member, with the remaining members designated by the two members selected by the Series B and Series BB shareholders. If these two members cannot reach an agreement, the remaining members will be designated by the majority of the votes at the shareholders’ meeting. Holders of the Series BB Shares will be entitled to appoint at least one member or 20% of the members. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee presents a list of candidates for election as directors, which Series B shareholders vote on. As of the date of this report, the members of the Nominations and Compensation Committee are Juan Gallardo Thurlow and Luis Téllez Kuenzler, with Laura Diez-Barroso Azcárraga serving as an alternate member to Juan Gallardo Thurlow. A secretary who is not a member of the committee has also been appointed.

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

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2022	2023	2024
By category of activity:
Airport operations	579	776	793
Airport maintenance	265	302	309
Administration (1)	1081	1,159	1,219
Fundación GAP	112	162	209
Cargo and bonded warehouse facilities	—	—	745
By geographic location:
Guadalajara	802	990	1,823
Tijuana	212	267	295
Los Cabos	243	317	321
Puerto Vallarta	201	213	216
Guanajuato	106	112	114
Hermosillo	87	101	98
Mexicali	76	81	79
La Paz	71	71	76
Aguascalientes	79	79	83
Morelia	70	73	72
Los Mochis	52	54	55
Manzanillo	38	41	43
Total (1)	2,037	2,399	3,275

(1)
Total at December 31, 2022, 2023, and 2024, includes 270, 308, and 315 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.

In April 2021, the Mexican Labor Law underwent a labor reform that revised the outsourcing provisions. The 2021 Labor Reform limited subcontracting and modified profit-sharing rules. In response to the reform, the Company restructured its operating subsidiaries that provided specialized services. We submit information regarding these specialized services to the Labor and Social Security Departments every four months.

As of December 31, 2024, 66.5% of our employees were not represented by a union, while 33.5% were unionized. The unionized employees belong to local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), which was established in 1998. This union encompasses employees of ASA, and three other airport groups that operate in Mexico: the Southeast Group, the Mexico City Group, and the Central-North Group that operate in Mexico. Our labor relations with employees are regulated by a collective bargaining agreement that covers all twelve airport subsidiaries. The local union chapter negotiates this agreement. In Mexico, it is customary to renegotiate wages annually, with other terms and conditions of employment discussed every two years. In 2022, we successfully renegotiated our collective bargaining agreements, securing a favorable and productive work environment for our employees for 2023 and 2024. We maintain good relations with our employees and offer competitive wages from other airport operating companies in Mexico.

During 2024, we agreed to an 8.5% salary increase and transitioned to a unique salary tabulator in 2024. In Mexico, non-union workers received a general salary increase of 4.9%.

We offer a savings plan to all of our employees in Mexico, allowing them to make bi-weekly contributions of up to 13% of their pre-tax salaries. We match each employee’s contribution with our own bi-weekly contribution. Employees can withdraw funds from their accounts on an annual basis. In 2022, 2023, and 2024, we made a total contribution of Ps.44.2 million, Ps.49.6 million, and Ps.55.7 million, respectively, to our employees’ savings plan accounts. The funds in the savings plan can be used for employees loans and are invested in securities listed on the Mexican Stock Exchange or in Treasury bills issued by the Mexican Treasury Department.

In July 2023, we registered a pension plan with the tax authorities for our non-unionized employees. The pension plan includes a defined contribution and defined benefit scheme by the payments of employees only.

Employees in Jamaica

Montego Bay Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Montego Bay Airport

	December 31,
	2022	2023	2024
By category of activity:
Airport operations	82	87	93
Airport maintenance (1)	52	50	48
Administration	25	27	25
Total	159	164	166

(1)
Total at December 31, 2024, includes 29 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainage and general labor tasks.

As of December 31, 2024, MBJA employed 50.9% non-unionized employees, while the remaining 49.1% were unionized. The two local trade unions representing the unionized employees are the Trade Union Congress (TUC) and the Union of Technical, Administrative, and Supervisory Personnel (UTASP).

MBJA executed a collective bargaining agreement with the UTASP on December 13, 2023, covering the period from April 1, 2023, to March 31, 2025. The UTASP bargaining unit represents permanent supervisory and administrative employees. As of de date of this report, we haven’t received a formal petition to begin negotiations.

On December 10, 2021, MBJA executed a collective bargaining agreement with TUC, which covers the period from March 1, 2021, to February 28, 2023. The TUC bargaining unit is expected to submit a new wage and fringe benefits claim for the period from March 1, 2023, to February 28, 2025. As of now, no such claim has been received. 53 employees from MBJA’s maintenance, engineering, and emergency response service teams are members of the TUC.

Additionally, MBJA executed another collective bargaining agreement with UTASP from April 1, 2021, to March 31, 2023. UTASP is expected to submit a new bargaining unit wage and fringe benefits claim for the period from April 1, 2023, to March 31, 2025. 34 employees from MBJA’s supervisory and administrative personnel across different departments are members of the UTASP.

MBJA and the TUC have agreed to conduct a job reclassification and evaluation of all positions within the bargaining unit. This process is expected to conclude by the end of the second quarter 2025. MBJA awaits the TUC Bargaining Unit submission of a new wage and fringe benefits claim from March 1, 2023, to February 28, 2025. As of now, no such claim has been received. 52 employees from MBJA’s Maintenance, Engineering, and Emergency Response Service teams are members of the TUC.

MBJA maintains a positive relationship with both unions and offers salaries and benefits that are comparable to similar enterprises in Jamaica.

Kingston Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Kingston Airport

	December 31,
	2022	2023	2024
By category of activity:
Airport operations	81	84	87
Airport maintenance	23	25	28
Administration	14	16	16
Total	118	125	131

As of December 31, 2024, there were 19 members of staff who were unionized (members of the TUC) and the remainder of the staff and management were non-unionized.

PACKAL has formally recognized two trade unions which were previously acknowledged by NMIA Airports Limited, namely, the TUC and the UTASP. The TUC has bargaining rights for the Airport Rescue and Firefighting Service and Maintenance workers, and UTASP has bargaining rights for Supervisory, Technical, and Clerical workers. Thirteen people are members of the Trades Union Congress (TUC), and the Union of Technical Administrative and Supervisory Personnel (UTASP) has six members. The rest of the staff and the management are non-unionized. TUC submitted a compensation claim on its members’ behalf in April 2022. The company has been in negotiations with them since that time on the claim items. To date, no agreement has been reached on the points of the claim. PACKAL continues to maintain positive relations with the staff and their representatives through the timely sharing of information and consultations as appropriate. PACKAL is committed to maintaining positive relations with its staff and their representatives by providing timely information and engaging in appropriate consultations.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government-owned 476,850,000 Series B shares, representing 85% of our issued capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth the current ownership of 505,277,464 outstanding shares as of April 16, 2025, to the extent of our knowledge:

	Number of Shares		Percentage of Outstanding Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP (1)	21,628,281	75,791,619	4.3%	15.0%
Public	407,857,564	—	80.7%	0.0%

________________

(1) For information regarding AMP’s current shareholders, see “AMP shareholders below.”

The following are AMP’s current shareholders:

•
CMA owns 66.67% of AMP. CMA is a private company 50% owned by Pal Aeropuertos, S.A. de C.V. (“PAL”) and 50% owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”). PAL is a Mexican special-purpose vehicle owned 50% by a trustee controlled by Eduardo Sánchez Navarro Redo and certain members of his immediate family and 50% by Juan Gallardo Thurlow. PAP is a Mexican special-purpose vehicle owned by Laura Diez-Barroso Azcárraga and her spouse, Carlos Laviada Ocejo. Through their equity ownership of PAP and/or their direct ownership of GAP’s shares, Mrs. Laura Diez-Barroso Azcárraga may be deemed indirect, shared beneficial owner of 14,803,784 Series B shares (2.5% of B shares) as well as 12,631,937 Series BB shares (16.7% of BB shares), while Mr. Carlos Laviada Ocejo may be deemed indirect, shared beneficial owner of 3,604,713 Series B shares (0.7% of B shares) as well as 12,631,937 Series BB shares (16.7% of BB shares). Through their equity ownership of PAL and/or their direct ownership of GAP’s shares Mr. Juan Gallardo Thurlow may be deemed beneficial owner of 3,723,713 Series B shares (0.9% of B shares) as well as 12,631,937 Series BB shares (16.7% of BB shares), while Mr. Eduardo Sánchez Navarro Redo and certain members of his immediate family as beneficiaries under a trust may be deemed indirect, shared beneficial owners of 3,604,713 Series B shares (0.7% of B shares) as well as 12,631,937 Series BB shares (16.7% of BB shares).
•
Aena Desarrollo Internacional, S.A. (“Aena Internacional”) owns the remaining 33.33% of AMP. Aena Internacional is a wholly owned subsidiary of Aena, S.A. (“Aena”), which is the parent company of the Spanish economic group “Grupo AENA.” Aena is a listed company with 51% of its shares currently held by E.P.E. Enaire, a Spanish government corporation. The remaining 49% is currently traded on the Madrid stock exchange.

AMP holds all of our Series BB shares. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.”

As of March 31, 2025, approximately 14.4% of our Series B shares were held in the form of ADSs, and 74% of the holders of our ADSs (104 holders, including The Depository Trust Company) had registered addresses in the United States.

AMP Trust, Bylaws and Shareholders’ Agreement

The rules governing the sale of our Series BB shares to AMP required that AMP place all of its Series BB shares in trust. This arrangement was established to ensure AMP fulfills its obligations under the technical assistance agreement and to uphold its commitment to maintain its interest in us for a specified period. As a result, AMP has placed its shares in trust with Bancomext. This trust stipulates that AMP may direct Bancomext regarding the voting of the shares held in trust, which represent up to 10% of our capital stock. The remaining 5% must be voted in accordance with the majority of all shares cast at the relevant shareholders’ meeting. The terms of the trust will be extended for an additional fifteen years if, at the end of the initial fifteen-year term, AMP holds shares representing more than 10% of our capital stock. AMP may terminate the trust before the second fifteen-year term begins if (i) AMP holds less than 10% of our capital stock at the end of the initial term, and (ii) the technical services agreement has been terminated. AMP is required to deposit in the trust any additional shares of our capital stock that it acquires.

On November 19, 2014, CMA purchased 792,800,000 shares from DCA, representing 33.33% of the capital stock of AMP. As a result of the transaction, CMA became the owner of 66.66% of the capital stock of AMP. AMP’s shareholders (CMA and AENA) have entered into a shareholders’ agreement that provides that AENA will have the right to appoint our director of technical operations, meanwhile, (i) the appointment of AMP’s representatives to our board of directors and board committees shall be made on a rotating basis, and (ii) any right of AMP regarding the appointment of our chief executive officer, chief financial officer, director of investor relations, general counsel, director of human resources, director of commercial activities, the secretary of our board of directors and most other matters relating to AMP’s participation in us, must be made, in principle, pursuant to the unanimous consent of AMP’s shareholders. When unanimous consent is not obtained, other mechanisms exist to avoid the resulting deadlocks. However, such deadlocks might still occur, which may affect our operations. See “Item 3, Key Information – Risk Factors – Risks Related to our Strategic Shareholder – Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.”

RELATED PARTY TRANSACTIONS

Arrangements with AMP and its Affiliates

The rules governing the sale of the Series BB shares required AMP, us, and SICT to enter into a participation agreement. This agreement established the framework for both the technical assistance agreement and the trust agreement with Banco Nacional de Comercio Exterior, S.N.C., or Bancomext.

Since our concessions were granted, AMP and its shareholders have agreed to provide us with management and consulting services, as well as technical assistance and industry expertise related to airport operations. This collaboration has assisted us in developing and improving our airports and the services they offer. Under the technical assistance and participation agreements, we have received a variety of services from AMP, including advice on airport operations and security, guidance on commercial project development, identification of new investment opportunities, and assessments of various international projects. Notably, this includes evaluations related to the acquisition of Sangster International Airport and Norman Manley International Airport in Jamaica. AMP’s active participation in our operations, as mandated by these agreements, provides us with a competitive advantage that has become an essential part of our operations and results in growth, as illustrated by our financial information. See “Item 5, Operating and Financial Review and Prospects – Overview.”

The agreement has an initial term of fifteen years and automatically renews for successive five-year terms, unless one party notifies the other of termination at least 60 days before the scheduled expiration date. The most recent automatic renewal was in 2024, extending the agreement for an additional five years, per Clause 5.2.

Any decision to renew or terminate the technical assistance agreement requires approval from at least 51% of Series B shareholders, excluding AMP or any related parties (to the extent that AMP or such related parties hold Series B shares). The agreement will remain in effect only as long as AMP holds at least 7.65% of our capital stock. If this agreement were to lapse, it could result in management changes and significant negative impacts on our operations due to a lack of technical assistance.

The technical assistance fee is set at the greater of U.S.$4.0 million (subject to annual adjustments for inflation based on the U.S. CPI) or 5% of our annual consolidated income from operations (calculated before deducting the technical assistance fee and depreciation and amortization in accordance with MFRS). We believe that this structure incentivizes AMP to work towards increasing our annual consolidated earnings.

Additionally, the technical assistance agreement permits AMP, its shareholders, and their affiliates to provide us with additional services only if our Acquisitions Committee determines that these related parties have submitted the most favorable bid in a competitive process that includes at least three unrelated parties. This process is described in “Item 6, Directors, Senior Management and Employees – Board Committees.”

In 2022, 2023, and 2024, we did not incur any expenses with AMP. According to the technical assistance agreement, the fees paid to AMP and its affiliates were approximately Ps.756.6 million (U.S.$37.6 million), Ps.851.6 million (U.S.$50.2 million), and Ps.845.2 million (U.S.$46.2 million) for 2022, 2023, and 2024, respectively.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV to operate, maintain, and use a cross-border walkway (referred to as the “CBX”). Each party is responsible for the section of walkway corresponding to its side of the U.S.-Mexico border. The CBX is designated to facilitate the flow of passengers in both directions across the border, provided they present a valid boarding pass. This contract has been in effect since April 8, 2013, and will expire when the Tijuana airport concession ends. According to the agreement, OTV is required to pay the Tijuana airport a fixed fee (termed “access rights”) for each passenger using the CBX. This fee compensates for reducing non-aeronautical services revenues from parking, taxi, bus, retail, car rental, and currency exchange services until December 2017. Since December 2017, OTV is no longer obligated to make additional payments for access rights. The CBX began operations on December 9, 2015. During the years ended December 31, 2022, 2023, and 2024, the CBX was used by approximately 4.1 million, 4.3 million, and 4.0 million, passengers, respectively.

OTV is a private company incorporated in the United States and is wholly owned by Otay-Tj Holdings, L.L.C. The holding company has two shareholders: 25% is owned by a U.S. company, and a Mexican company owns 75%. Additionally, the shareholders of the Mexican company possess 66.67% of AMP, our strategic shareholder. Therefore, this agreement is classified as an operation between related parties. OTV has obtained the necessary presidential permit from the U.S. government to provide border-crossing services and is responsible for all obligations with the U.S. government related to this permit. Moreover, OTV owns the property along the U.S. border that was acquired before the presidential permit was obtained, on which the CBX terminal was later constructed. For these reasons, this business opportunity could only be pursued by OTV.

The agreement with OTV was negotiated at arm’s length, reported to our Audit and Corporate Practices Committee, and approved by a majority of our independent directors during a board meeting held on February 26, 2013. Our Series BB directors, appointed by AMP, abstained from the vote.

Accounts receivable with other related parties

As of December 31, 2022, 2023, and 2024, the following balances receivable with other related parties that are in the consolidated statement of financial position, are integrated as follows (in thousands of pesos):

	2022		2023		2024
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	2	Ps.	24	Ps.	24
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	—	Ps.	—	Ps.	591
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	—	Ps.	—	Ps.	1,926
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	35		76	Ps.	—
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	—	Ps.	2,265	Ps.	1,041
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	—	Ps.	—		569
Restaurantes SUSHI ITTO, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	45
Beer Factory México, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	588

Other operations with other related parties

During the years ended December 31, 2022, 2023, and 2024, the following operations were carried out with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income, are as follows (in thousands of pesos):

	2022		2023		2024
Commercial revenues:
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,631	Ps.	1,681	Ps.	2,463
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	10,985	Ps.	8,645	Ps.	26,506
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	38,259	Ps.	40,325	Ps.	27,428
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	35	Ps.	19	Ps.	30
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	—	Ps.	5,486	Ps.	32,853
Restaurantes SUSHI ITTO, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	2,362
Beer Factory México, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	2,970

	2022		2023		2024
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	—	Ps.	14,620	Ps.	6,254

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

Ejido participants at Tijuana, Guadalajara and Puerto Vallarta airports

A portion of the lands that constitute some of our airports was expropriated by the Mexican government under its power of eminent domain. Before this expropriation, some of these lands were held by groups of individuals through a system of communal ownership known as an ejido. Certain participants of these former ejidos’ participants have filed indemnity claims against the Mexican government, challenging the expropriation decrees.

Tijuana

In the case of our Tijuana airport, our airport subsidiary has been joined as an interested third party in the proceedings challenging the expropriation decree from 1970. In 2008, the ejido received an unfavorable ruling, which they subsequently appealed. This appeal resulted in a favorable judgment from the agrarian court, calling for the restitution of 320 hectares of land. On October 20, 2016, we filed an amparo against this decision. On November 26, 2020, the amparo was resolved in our favor. The ruling nullified the previous agrarian court’s decision regarding land restitution and determined that the conditions for restitution outlined in Article 98 of the Agrarian Law (Ley Agraria) were not met.

Additionally, some former participants of the ejidos are currently occupying portions of the property on which we operate Tijuana International Airport. Although these occupied areas are not at present essential to the airport’s operations, and these former ejidos’ participants are not currently interfering with the operations, their presence may restrict our ability to expand the airport into those occupied areas. They could also seek to disrupt the airport operations if their legal claims against the Mexican government are not resolved to their satisfaction.

Guadalajara

In the case of Guadalajara International Airport, two ejidos initiated proceedings before an agrarian court (Tribunal Superior Agrario) in 2009, seeking to nullify the expropriation decree of 1975 against the SICT. The case was subsequently transferred to the federal justice system. In November 2010, the district court ruled in favor of the ejidos, ordering the return of all expropriated property to them, thereby voiding the specific concession granted for the expropriated land. Guadalajara airport joined the proceedings as an interested third party and subsequently appealed this decision. On July 10, 2012, the appellate court reversed and remanded the earlier decision. On July 31, 2014, the district court issued a new judgment favoring one of the ejidos, El Zapote. Both Guadalajara airport and the federal authorities appealed again. On April 14, 2016, an appellate court issued a definitive ruling stating that while the ejidos’ rights to contest the appraised value of their land had been violated, the land itself could not be returned to them. Furthermore, the court upheld the validity of our concession. The decision is now in the enforcement phase. On January 13, 2017, the Department of Agrarian, Territorial and Urban Development (Secretaría de Desarrollo Agrario, Territorial y Urbano (SEDATU)) issued an appraisal for a portion of the land where the Guadalajara airport is located, based on the 1975 expropriation decree. This appraisal was challenged by the ejido and accepted by the court. In response, the district judge initiated proceeding through financial compensation on August 10, 2018. On December 6, 2022, a substitute compliance judicial agreement was signed, which not only ensures the operation of the airport but also permits its expansion. This agreement was executed on December 9, 2022, with a payment of Ps.82.6 million and received the consent of the aeronautical authority. Although this judicial agreement resolves the claims from the ejido, the Company cannot guarantee assurance that new lawsuits will not be filed against it in the future.

Puerto Vallarta

In October 2013, Puerto Vallarta International Airport received notification regarding lawsuits related to the ejido Valle de Banderas. These lawsuits claimed the invalidity of the Mexican government’s expropriation of the land on which the airport is situated. Participants from the ejido initiated four legal proceedings against us, our Puerto Vallarta airport, and various federal authorities, seeking restitution or compensation for 154 hectares of land that comprise the airport. The claimants aim to invalidate the expropriation decree issued on October 9, 1957, and in two of the proceedings, they are also seeking restitution of the land that they argue was not included in the expropriation decrees issued on October 9, 1957, August 20, 1990, November 24, 1993, and April 24, 1997. Additionally, these lawsuits seek to void the concession granted to the airport. We challenged these lawsuits on the grounds of lack of jurisdiction, as the claims were filed in the courts of the State of Nayarit, while Puerto Vallarta airport is located in the State of Jalisco. The superior agrarian court agreed with our appeal and transferred the case to Guadalajara.

The terms of our concession require the Mexican government to provide us with restitution for any loss of our use of the land covered by our Mexican concessions. Although we cannot guarantee the outcome, we believe that the Mexican government would be held liable for any operational disruptions caused by the proceedings involving the ejidos. If we were to lose our appeals, the government would likely need to restore our rights to use the public property assigned to us under the concessions.

Property tax claims by certain municipalities

We are currently facing ongoing property tax claims asserted against us by various municipalities concerning the payment of property taxes for the properties on which we operate our airports. We believe that the liabilities related to any claims or proceedings against us are unlikely to have, either individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations, should a court determine that these property taxes must be paid in any future proceedings.

Tijuana

The most significant case pertains to Tijuana airport. On November 26, 2014, the Tijuana municipal authority issued a demand for payment of Ps.234.8 million in property taxes for the period from 2000 to 2014. We challenged this demand on December 19, 2014. Regarding the municipal authority’s request for us to post a collateral bond guaranteeing the full amount demanded, the court ruled in our favor and suspended the requirement, noting that we had already guaranteed part of the amount in previous proceedings. On October 6, 2020, the lower court ruled against us, promoting us to seek judicial review. On June 28, 2022, in a plenary session, the court affirmed the decision against our Company. In response, the airport filed a new appeal with a higher court on August 24, 2022, which is still pending resolution. On March 25, 2020, the Tijuana municipal authority issued a requirement for payment of Ps.23.5 million in property taxes for the year 2015. Subsequently, on March 11, 2021, another requirement for the year 2016 was issued. We challenged both of these demands in a timely manner, and they are currently pending resolution. In March 2023, the Tijuana municipal authority issued a requirement for payment of Ps.31.2 million in property taxes for the year 2018. The nullity lawsuit regarding this requirement was accepted on April 26, 2023. On March 22, 2024, the Federal Court ruled in favor of the Company in this lawsuit, which means the court must now issue a new resolution that is adequately supported and justified. On March 27, 2024, the municipal authority issued yet another requirement for payment of Ps.31.5 million in property taxes for the year 2019. We intend to challenge again this new requirement for the same reasons that resulted in the favorable outcome of the federal lawsuit for the airport.

DIVIDENDS

The declaration, amount, and payment of dividends are determined by a majority vote of our shareholders present at a meeting. This is generally based on the recommendation of the board of directors, which is authorized by Article 18 of our bylaws to set our dividend policies. As long as the Series BB shares represent at least 7.65% of our capital stock, the declaration and payment of dividends will require the approval of a majority of the Series BB shareholders.

According to Mexican law, at least 5% of a company’s net profit each year (after profit sharing and other required deductions) must be allocated to a legal reserve fund until it reaches an amount equal to at least 20% of the company’s capital stock (without adjusting for inflation). As of December 31, 2024, our legal reserve fund stood at Ps.920.2 million (historical value), excluding reserve amounts corresponding to 2024’s net profit.

Mexican companies may pay dividends only from earnings (including retained earnings after all losses have been absorbed or paid up) and only after making the required allocation to the legal reserve fund. Each company is required to fund the reserve fund on a stand-alone basis, rather than on a consolidated basis. The amount of earnings available for dividend payments is determined under MFRS. Our subsidiaries, which report financial information under MFRS, must allocate earnings to their respective legal reserve funds before paying dividends to Grupo Aeroportuario del Pacífico, S.A.B. de C.V. We are also required to allocate earnings to our legal reserve fund before distributing any dividends to our shareholders.

As a result of the 2014 Fiscal Reform, dividends paid to Mexican individuals or foreign residents concerning our Series B shares and ADSs are subject to a 10% withholding tax. This definition of dividends includes, among others: (i) interest paid on preferred shares; (ii) loans to shareholders and partners, unless the loan is established for less than one year, incurred in the business operations and meeting certain requirements; (iii) non-deductible payments benefiting shareholders; (iv) amounts not recognized due to omissions of income or unrealized purchases; and (v) transfer pricing adjustments to income or expenses from assessments by tax authorities for related party transactions. The 10% withholding tax also applies to distributions from a branch to its home office. A transitory provision limits the dividend withholding tax to earnings generated in 2014 and subsequent years. Therefore, distributions from previously taxed earnings (CUFIN) as of 2013 are tax-free. Taxpayers must maintain a separate CUFIN account for earnings, and the withholding tax would be levied on shareholders under the Mexican Income Tax Law, allowing for treaty benefits.

Dividends paid from a company’s distributable earnings that have not been subject to corporate income tax will incur a corporate-level dividend tax (retained against cumulative net profit and payable by us) calculated on a gross-up basis by applying a factor of 1.4286 for 2013 and subsequent years. Starting in 2013, the corporate tax rate stands at 30%. This corporate-level dividend income tax on earnings distribution may be credited against Mexican corporate income tax for the fiscal year in which the dividend is paid or for the two subsequent years.

Distributions to shareholders that are not classified as dividends (such as capital reductions and share amortization), will also be subject to taxation in Mexico, including withholding taxes. The applicable tax rates and methods for assessing and paying taxes on non-dividend distributions will vary according to the nature of those distributions.

Under our dividend policy, our annual dividend consists of two components. The first component is a fixed amount, which was Ps.450 million in 2005 (for the dividend paid in 2006) and is intended to increase gradually each year. The dividend policy also includes any cash and cash equivalents we hold (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) over our “minimum cash balance.” For our policy, the “minimum cash balance” is the amount of cash and cash equivalents that our board of directors determines is necessary to cover expected minimum expenses and investments for the fiscal year during which the dividend payment is made and the subsequent fiscal year. Dividends are expected to be paid in cash and in one or more installments, as determined at the relevant ordinary shareholders’ meeting.

We paid a total of Ps.7,313.7 million, Ps.7,498.3 million, and Ps.7,003.1 million in dividends for 2022, 2023, and 2024, respectively.

The declaration, amount, and payment of dividends under the policy described above are subject to the following conditions: (i) compliance with applicable laws regarding dividend declaration and payment for any given year, including the establishment of the statutory legal reserve fund, and (ii) ensuring that the payment of any dividend does not adversely affect our business plan for the current or subsequent fiscal years. We cannot guarantee that we will continue to pay dividends or that future dividends will be comparable to those distributed in the past. Our ability to pay dividends may also be restricted if we fail to make timely interest payments under our credit agreements. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Our dividend policy may also be amended at any time by our shareholders.

As of December 31, 2024, we had approximately Ps.16.9 billion in accumulated distributable earnings that had already been subject to corporate income tax. These earnings could be declared at the relevant shareholders’ meeting and paid to shareholders free of corporate-level dividend tax. However, a 10% withholding tax may apply to Mexican individuals or foreign residents.

We pay dividends in pesos. For Series B shares represented by ADSs, the cash dividends are paid to the depositary and, following the terms of the Deposit Agreement, converted into U.S. dollars at the prevailing exchange rate, minus any conversion expenses from the depositary and applicable Mexican withholding tax. Fluctuations in exchange rates will affect the amount of dividends received by ADS holders.

Item 9. The Offer and Listing

TRADING MARKETS

Our Company Series B common shares without par value are publicly traded in Mexico on the Mexican Stock Exchange under “GAP B.” However, a new competitor, the Bolsa Institucional de Valores, or the “Institutional Stock Exchange,” launched operations on July 25, 2018. Since then, all shares traded on the Mexican Stock Exchange, including our Series B common shares, are now traded on the Institutional Stock Exchange. Both stock exchanges have an automatic suspension system that controls excessive price volatility. But, under current regulations, this system does not apply to securities such as Series B common shares represented by common ADSs and quoted on a stock exchange outside of Mexico. Most securities listed on the Mexican Stock Exchange and the Institutional Stock Exchange, including our Series B common shares, are on deposit with Indeval. This privately owned securities depositary acts as a clearinghouse for transactions on both stock exchanges.

Our common ADSs, each representing 10 Series B common shares, are traded on the NYSE under the “PAC” ticker. The Bank of New York Mellon is the depositary for our common ADSs. As of March 31, 2025, there were 7,260,738 common ADSs outstanding, representing 14.4% of our total share capital.

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

Individuals or groups owning 10% of our capital stock in the form of Series B shares have the right to appoint one director. The remaining positions on the board of directors are filled in based on the votes of all Series B shareholders who have not appointed a director by virtue of owning 10% of our capital stock. The Nominations and Compensation Committee proposes candidates to the shareholders for election as directors by Series B shareholders. All directors are elected based on a simple majority of the votes cast at the relevant shareholders’ meeting.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 16, 2025:

Capital Stock

Capital Stock	Authorized (1)	Issued and Outstanding
Series B shares	429,485,845	429,485,845
Series BB shares	75,791,619	75,791,619
Total	505,277,464	505,277,464

(1)
At our April 13, 2023, Extraordinary Shareholders’ Meeting, our shareholders approved canceling 7,024,113 Series B shares previously repurchased by us and held as treasury shares. Article Six, Clause 2 of our bylaws establishes that our Series BB shares may only represent up to 15% of our authorized capital stock. Consequently, because of the cancellation of Series B shares approved at our Extraordinary Shareholders’ Meeting and to comply with the provisions of our bylaws on May 16, 2023, Bancomext, as trustee of the trust in which AMP’s Series BB shares are held requested the conversion of 1,053,617 Series BB shares held by the trust to Series B shares. This process was authorized by the CNBV on February 22, 2024. For a description of the AMP trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.” This table has been updated to reflect both the cancellation and conversion of shares as described above.

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

At the Extraordinary Shareholders’ Meeting held on April 25, 2024, the shareholders approved a capital reduction of Ps.13.86 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps.6.93 per outstanding share was made on July 23, 2024, and the second payment for Ps.6.93 per outstanding share was made on November 26, 2024. The total payment for the capital reduction was Ps.7,003.1 million.

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

Pursuant to Article 53 of the Securities Market Law, we may issue unsubscribe shares that will be kept in treasury, to be subsequently subscribed by the investing public, provided that

•
an extraordinary shareholders’ meeting approves the maximum amount of the capital increase and the conditions upon which the corresponding placement of shares shall be made,
•
the subscription of issued shares is made through a public offer following registration in the National Securities Registry and complying with the provisions of the Securities Market Law and other applicable law, and
•
the amount of the subscribed and paid-in capital of the company is announced when the company makes the authorized capital increase public.

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
•
If the acquisition is charged against shareholder’s equity, the shares may be kept by us without the need to make a reduction in our capital stock. Otherwise, if the acquisition is charged against our capital stock, the shares will be converted into unsubscribe shares kept in our treasury, without need for a resolution by our shareholders at a shareholders’ meeting.
•
The company must announce the amount of the subscribed and paid-in capital when the amount of the authorized capital represented by the issued and unsubscribe shares is publicly announced.
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

TAXATION

The following is a summary of the material U.S. and Mexican federal income tax consequences of the purchase, ownership, and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net profit basis in respect of our Series B shares or ADSs, and that is a “non-Mexican holder” (as defined below), (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary of U.S. tax considerations deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as entities treated as a partnership for U.S. federal income tax purposes or a partner in such partnership, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding shares by vote or value, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax or net investment income tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and investors holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. The summary of Mexican tax considerations does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the Series B shares or ADSs and does not address all of the Mexican tax consequences that may be applicable to specific holders of the Series B shares or ADSs (including a holder that controls the Company, an investor that holds 10% or more of the Series B shares or ADSs by vote or value or holders that constitute a group of persons for purposes of Mexican law that controls the Company or that holds 10% or more of the Series B shares or ADSs by vote or value, or a holder that is a resident of Mexico or that is a corporation resident in a tax haven (as defined in the Mexican Income Tax Law)). In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

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

The U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. Based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2025 taxable year. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and property elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules temporary guidance promulgated in December 2023 and complies with specific requirements set forth in such guidance the Mexican tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican tax on dividends is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

In accordance with current Mexican tax law, any gain on the sale or transfer of ADSs through a securities market recognized by the Mexican Tax Code (Código Fiscal de la Federación), including the NYSE, by any non-resident holder who resides in a country with which Mexico holds a tax treaty is exempt from income tax payment in Mexico. However, current Mexican tax law is not clear with respect to the treatment of sales of ADSs by non-resident holders who also do not reside in a country with which Mexico has a tax treaty.

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

A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the series B shares or ADSs against such U.S. holder’s federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance discussed above and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Mexican tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or disposition of the Series B shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposed amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Series B shares or ADSs and any Mexican tax imposed on such sale or disposition.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

See Note 4 of our audited consolidated financial statements for disclosures about market risk.

Foreign Currency Exchange Rate Risk

Our primary exchange rate risk stems from fluctuations in the value of the Mexican peso relative to the U.S. dollar. Historically, a substantial portion of the revenue generated by our Mexican airports (primarily from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, but collected in pesos based on the average exchange rate from the previous month. In the years 2022, 2023, and 2024, approximately 28.1%, 24.9%, and 25.3% of our total revenues were generated from passenger charges for international passengers (in 2022, 2023, and 2024, 34.1%, 32.5%, and 31.8% of the combined aeronautical and non-aeronautical revenues came from passenger charges from international passengers). A depreciation of the peso against the U.S. dollar, particularly late in the year, could lead us to exceed the maximum rates at one or more of our airports. If this occurs, we may have to offer discounts on passenger charges or to airlines. Conversely, if the peso appreciates against the U.S. dollar, we might underestimate the specific tariffs we can charge for regulated services, limiting our ability to adjust prices upwards to maximize our regulated revenues. In 2024, approximately 20.0% of our aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 27.7% of our consolidated costs and expenses were also in U.S. dollars. If the peso had depreciated by 10% annually against the U.S. dollar as of December 31, 2024, our revenues would have increased by approximately Ps.532.2 million, while our costs and expenses would have increased by approximately Ps.325.4 million.

As of December 31, 2022, 2023, and 2024, 57.0%, 81.3%, and 37.0% of our cash and marketable securities were denominated in U.S. dollars, respectively.

As of December 31, 2022, 2023, and 2024, 14.2%, 13.1%, and 12.9% of our debt was denominated in U.S. dollars. Future declines in the value of the peso compared to the U.S. dollar will increase the cost, in pesos, of servicing this debt.

On December 31, 2022, 2023, and 2024, we did not have any outstanding forward foreign exchange contracts.

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

As of December 31, 2024, we had approximately Ps.22.5 billion in variable rate debt. In the past, we entered into interest rate swaps covering Ps.3.0 billion to mitigate the risk of increased interest rates associated with our GAP 20 long-term debt securities, as well as MBJA’s loan with Bank of Nova Scotia. As of December 31, 2024, our fixed-rate debt amounted to Ps.25.5 billion, out of a total debt of Ps.48.0 billion. Consequently, 53.1% of our total debt is fixed, taking into account the interest rate swaps.

On March 2, 2020, we entered into a contract with Scotiabank for a derivative financial transaction involving an interest rate swap. This was done to mitigate the risk associated with the tranche of the GAP 20 long-term debt securities. The contract amount is Ps.3.0 billion, and with a fixed interest rate of 6.332% payable at the maturity of the long-term debt securities, which were settled on February 6, 2025.

On March 1, 2022, we entered into a contract with Scotiabank for a derivative financial transaction involving an interest rate swap. This actions was taken to hedge the risk of rising SOFR-1 month rates for two loans that MBJA has in USD for a total of U.S.$42.0 million. Specifically, U.S.$12.0 million, which accrues an interest rate SOFR-1 month plus 3.10%, is swapped for 1.59% until the loan expires. Additionally, U.S.$30.0 million, which accrues an interest rate SOFR-1 month plus 2.85%, is swapped for 1.785% until the loan expires.

Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities is recognized.

During 2022, we paid (i) Ps.1,393.2 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 8.1% plus a contractual fixed spread and an average Libor rate of 1.88%, plus a contractual fixed spread and (ii) Ps.834.7 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase in the TIIE-28 and the Libor rate as of December 31, 2022, our interest expense would have increased by Ps.240.7 million.

During 2023, we paid (i) Ps.2,281.2 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 11.42% plus a contractual fixed spread and an average SOFR of 5.19%, plus a contractual fixed spread and (ii) Ps.1,380.8 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase in the TIIE-28 and the SOFR as of December 31, 2023, our interest expense would have increased by Ps.300.1 million.

During 2024, we paid (i) Ps.2,566.5 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 11.03% plus a contractual fixed spread and an average SOFR of 5.16%, plus a contractual fixed spread and (ii) Ps.1,610.7 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase in the TIIE-28 and the SOFR as of December 31, 2024, our interest expense would have increased by Ps.326.3 million.

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

	Notional amount		Coverage			Market value at December 31, 2024
	(millions)		start date	Rate	Due date	(in thousands)
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	3,000.0	March 2020	6.332%	February 2025		18,256
					Total Assets	Ps.	18,256

Derivatives designated as hedge financial instruments
The bank of nova scotia	USD	$12.0	March 2022	1.59%	April 2025		(766)
The bank of nova scotia	USD	$30.0	March 2022	1.7850%	September 2025		(10,724)
					Total Liability	Ps.	(11,490)

In 2022, 2023, and 2024, we recognized Ps.130.6 million, Ps.60.7 million and Ps. 4.6 million, respectively, in the reserve for the gain on cash flow hedges.

On February 27, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in March 2019. These debt securities were issued at a 28-day TIIE variable rate plus 45 basis points, so a swap was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2024, we recognized Ps.23.7 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE.

On March 2, 2020, we entered into a hedge of the variable interest rate generated by the debt securities issued in February 2020. These debt securities were issued at a 28-day TIIE variable rate plus 17 basis points, so a swap was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2024, we recognized Ps.146.7 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE.

On March 1, 2022, we contracted Scotiabank for a derivative financial transaction by exchange of interest rates (swaps) in order to hedge the risk of increasing the SOFR-1 month, of the two loans that MBJA has in USD for a total of U.S.$42.0 million. U.S.$12.0 million that accrues an interest rate SOFR-1 month plus 3.10% is swapped for 1.59%, until the expiration of the loan and the U.S.$30.0 million that accrues an interest rate SOFR-1 month plus 2.85% is swapped for 1.785%, until the expiration of the loan. Changes in fair value will be recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the loans are recognized, the derivative is only for SOFR-1 month. As of December 31, 2022, we recognized U.S.$0.2 million as finance cost as a result of the application of the hedge because the fixed rate contracted in the swap was higher than SOFR-1 month. As of December 31, 2023, and 2024, we recognized U.S.$0.1 million and U.S.$0.1 million, respectively as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was lower than SOFR-1 month.

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

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility, including, but not limited to, investor relations expenses, the annual NYSE listing fees (as invoiced in the reimbursement request to the depositary) or any other program-related expenses. There are limits on the expenses the depositary will reimburse us, but the amount available to us is not necessarily tied to the fees the depositary collects from investors. In 2022, 2023, and 2024, we received no reimbursements from the depositary for expenses corresponding to 2021, 2022, and 2023, respectively.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)
Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, our disclosure controls and procedures were effective as of December 31, 2024.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our Company maintained effective internal control over financial reporting as of December 31, 2024.

Our independent registered public accounting firm that audited the financial statements included in this filing has issued an attestation report on the effectiveness of our internal control over financial reporting.

c)
Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

d)
Report of Independent Registered Public Accounting Firm on Internal Controls

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024, 2023 and 2022 and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 23, 2025 expressed an unqualified opinion on those consolidated financial statements.

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
April 23, 2025

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Cárdenas Dosal S.C., during the fiscal years ended December 31, 2022, 2023, and 2024:

	Year ended December 31,
	2022		2023		2024
	(thousands of pesos)
Audit fees	Ps.	15,253	Ps.	15,892	Ps.	17,948
Other fees		3,027		2,186		3,574
Total fees	Ps.	18,280	Ps.	18,078	Ps.	21,522

Audit fees in the above tables are the aggregate fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements and services related to the Sarbanes-Oxley Act of 2002, services related to the issuance of debt securities, the audit of the financial statements of certain subsidiaries and other statutory audit reports.

We have not engaged our independent auditors for tax compliance, tax advice or tax planning services in the fiscal years ended December 31, 2022, 2023, and 2024.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors,senior management and employees. These policies are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, as well as the listing standards applicable to us. See Exhibit 11.2 - Guidelines Regarding Securities Transactions and Control of Confidential Information.

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

As part of our continuous evolution in cybersecurity, we have integrated artificial intelligence (AI) and machine learning (ML) into our protection solutions, enhancing our ability to detect and respond to cyber threats in real time. Additionally, we have designed and are in the process of implementing a Zero Trust Network Access (ZTNA) architecture, reinforcing our approach to securing network access based on continuous verification.

Our Company has a comprehensive framework for cybersecurity and information security, structured into four domains: Governance, Surveillance, Resilience, and Protection. This framework includes risk assessment and mitigation through a threat intelligence-based approach, application controls, and enhanced security against ransomware. We rely on recognized standards such as the International Organization for Standardization (ISO) 27001:2022, which we have adopted as part of our cybersecurity strategy, initiating the path towards the certification of our cybersecurity incident response management process. Furthermore, we have successfully achieved PCI DSS v4.0 certification for card-present transactions (TPV use scope), ensuring compliance with the highest security standards in payment processing.

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

Governance.

Our Audit Committee, as a cornerstone of our corporate governance structure, is primarily responsible for the oversight of risks from cybersecurity threats. To fulfill this responsibility, our Audit Committee receives comprehensive quarterly reports on cybersecurity and information security. These reports, prepared by the Manager of Cybersecurity and Information Security and presented by our Director of Sustainability, Quality, Innovation, and Information Technology, provide a complete overview of the Company’s digital security condition. The reports include a detailed assessment of various critical aspects of cybersecurity. This ranges from detected threats to an analysis of cybersecurity governance processes, evaluations of the status of ongoing projects to strengthen internal security, and reviews of prevention and mitigation efforts, along with an assessment of the results obtained from security breach simulations, such as penetration tests and incident response exercises.

In addition to the quarterly reports, additional updates are provided to the Audit Committee as needed, in response to significant events, regulatory changes, or cyber emergencies. This practice ensures continuous and adaptive surveillance against constantly evolving digital threats.

Furthermore, a thorough evaluation of the Company’s performance in each phase of the cybersecurity lifecycle is provided to the Director of Sustainability, Quality, Innovation, and Information Technology by the Manager of cybersecurity and Information Security. From proactive preparation and prevention to early detection, agile response, and effective recovery, each aspect is meticulously analyzed. This not only enables a clear understanding of current strengths and weaknesses in cybersecurity but also informs strategic and tactical decisions to continuously improve our cybersecurity posture.

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

8.1	List of subsidiaries of the Company. *

11.1	Code of Ethics of the Company. *

11.2	Insider Trading Policy*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

97.1	Policy for the Recovery of Erroneously Awarded Compensation*

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

Exhibit No.	Description

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

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

Dated: April 23, 2025

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2022, 2023 and 2024 and for the

Years Ended December 31, 2022, 2023 and 2024

and Report of Independent Registered Public

Accounting Firm Dated April 23, 2025

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2022, 2023 and 2024 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2024, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 23, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the classification of certain expenditures as improvements to concession assets or maintenance costs

As discussed in Notes 3d and 8 to the consolidated financial statements the Company has a net balance of Ps. 36,612,316 (thousand) of improvements to concession assets as of December 31, 2024. The Company holds concessions to operate airports and has significant expenditures in relation to these concessions, including expenditures under commitments made under the Master Development Programs which, once approved, form part of the concession terms. These expenditures are classified as either improvements to concession assets or as maintenance of concession assets. Expenditures classified as improvements to concession assets result in the recognition of intangible assets in the ‘improvements to concession assets’ account. Expenditures classified as maintenance of concession assets are recognized as expenses in profit or loss and no related intangible asset is recognized. Under the Company’s accounting policy this classification requires the assessment of a number of factors, including qualitative matters.

We identified the evaluation of the classification of certain expenditures as improvements to concession assets or maintenance costs as a critical audit matter. During the year, the Company’s management assessed the classification of a large number of expenditures and, for certain of those expenditures, applied subjective judgment when assessing qualitative factors in order to determine their classification as either improvements to concession assets or maintenance costs which, in turn, required a high degree of auditor judgment to evaluate.

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

We evaluated the reasonableness of the Company’s accounting policy for classifying expenditures as improvements to concession assets or as maintenance costs, considering the relevant accounting literature. For a sample of expenditures of improvements to concession assets made during the year ended December 31, 2024 we assessed the reasonableness of the classification as either improvements to concession assets or maintenance costs considering the Company’s accounting policy. As part of this assessment, when the classification involved significant judgment, we questioned management on its justification and challenged its assessment of the qualitative matters.

We have served as the Company’s auditor since 2016.

/s/ KPMG CÁRDENAS DOSAL S.C.

KPMG CÁRDENAS DOSAL S.C
Guadalajara, Jalisco, México
April 23, 2025

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2022, 2023 and 2024

(In thousands of Mexican Pesos)

Assets

	December 31, 2022		December 31, 2023		December 31, 2024
Current assets:
Cash and cash equivalents (Note 5)	Ps.	12,371,464	Ps.	10,055,211	Ps.	13,466,027
Trade accounts receivable – net (Note 6)		2,368,342		2,251,229		2,696,831
Recoverable taxes (Note 12.b)		658,121		1,253,017		1,010,710
Other current assets		113,853		149,945		283,943
Total current assets		15,511,780		13,709,402		17,457,511
Advanced payments to suppliers		2,564,880		2,105,833		1,158,227
Machinery, equipment and improvements on leased assets – net (Note 7)		3,928,258		4,552,283		4,819,108
Improvements to concession assets – net (Note 8)		20,260,493		28,997,244		36,612,316
Airport concessions – net (Note 9)		9,668,698		8,778,988		9,622,181
Rights to use airport facilities – net (Note 10)		703,500		646,801		597,799
Other acquired rights – net (Note 11)		431,509		814,297		2,867,859
Derivative financial instruments (Note 15)		292,697		167,696		18,256
Deferred income taxes – net (Note 12.e)		6,810,168		7,337,813		8,128,715
Right of use assets		57,258		47,255		31,793
Other assets – net		276,100		287,247		339,308
Total	Ps.	60,505,341	Ps.	67,444,859	Ps.	81,653,073

See accompanying notes to consolidated financial statements.

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2022, 2023 and 2024

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2022		December 31, 2023		December 31, 2024
Current liabilities:
Bank loans, debt securities and current portion of debt (Note 16.a and b)	Ps.	2,256,891	Ps.	7,830,316	Ps.	13,982,903
Concession taxes payable		259,083		608,543		801,515
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (Note 30.a)		621,722		722,923		704,612
Accounts payable (Note 13)		2,472,291		2,557,922		3,820,121
Advance payments from clients		106,353		87,599		90,907
Taxes payable		153,139		99,322		298,148
Liabilities for assets in lease (Note 14.b)		15,418		13,183		19,357
Derivative financial instruments (Note 15)		51,205		26,990		11,490
Income taxes payable (Note 12)		983,868		138,781		721,035
Total current liabilities		6,919,970		12,085,579		20,450,088
Deposits received in guarantee (Note 4)		916,961		1,022,148		1,144,288
Liabilities for assets in lease (Note 14.b)		46,207		39,508		20,684
Deferred income taxes (Note 12.e)		488,804		335,174		1,055,789
Retirement employee benefits (Note 17)		216,908		280,423		353,509
Long-term borrowings (Note 16.a)		6,232,858		4,481,792		4,103,254
Debt securities (Note 16.b)		25,855,588		28,255,588		29,903,722
Total long-term liabilities		33,757,326		34,414,633		36,581,246
Total liabilities		40,677,296		46,500,212		57,031,334
Stockholders’ equity (Note 18):
Common stock		8,197,536		8,197,536		1,194,390
Repurchased shares		(1,999,987)		-		-
Legal reserve		34,076		478,185		920,187
Reserve for repurchase of shares		2,499,473		2,500,000		2,500,000
Retained earnings		9,187,597		8,787,568		16,957,723
Foreign currency translation reserve		575,534		(240,307)		769,800
Remeasurements of employee benefits – Net of income tax		14,013		(1,919)		8,282
Reserve for financial instruments of cash flow hedges – Net of income tax		130,624		60,720		(4,583)
Total equity attributable to controlling interest		18,638,866		19,781,783		22,345,799
Non-controlling interest (Note 19)		1,189,179		1,162,864		2,275,940
Total Stockholders’ equity		19,828,045		20,944,647		24,621,739
Total	Ps.	60,505,341	Ps.	67,444,859	Ps.	81,653,073

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2022, 2023 and 2024

(In thousands of Mexican Pesos, except per share amounts)

	2022		2023		2024
Revenues (Note 20):
Aeronautical services	Ps.	17,336,734	Ps.	19,267,395	Ps.	19,110,067
Non-aeronautical services		5,197,238		6,165,429		7,671,766
Improvements to concession assets		4,846,404		7,791,320		6,832,541
		27,380,376		33,224,144		33,614,374
Operating costs:
Employee cost (Note 22)		1,373,264		1,724,461		2,125,958
Maintenance		730,568		728,618		848,575
Safety, security and insurance		577,122		691,155		831,411
Utilities		474,032		485,265		542,482
Expected credit loss of the year		41,444		29,395		24,768
Others operation expenses		584,624		721,175		890,047
Technical assistance fees (Note 30)		756,648		851,320		845,234
Concession taxes (Note 9)		1,895,182		2,532,896		2,666,751
Depreciation and amortization (Note 21)		2,313,321		2,545,702		3,061,039
Cost of improvements to concession assets (Note 23)		4,846,404		7,791,320		6,832,541
Other (income) expense – net (Note 24)		(26,428)		(15,876)		(105,076)
		13,566,181		18,085,431		18,563,730
Income from operations		13,814,195		15,138,713		15,050,644
Finance cost – net (Note 25):
Finance income		835,989		1,402,964		1,289,271
Finance cost		(2,455,918)		(3,439,276)		(4,104,423)
Exchange gain (loss) – net		81,420		(340,711)		(119,751)
		(1,538,509)		(2,377,023)		(2,934,903)
Income before income taxes		12,275,686		12,761,690		12,115,741
Income tax (Note 12.c):
Current		3,849,778		3,616,811		3,989,603
Deferred		(759,566)		(544,721)		(749,301)
		3,090,212		3,072,090		3,240,302
Net profit for the year		9,185,474		9,689,600		8,875,439
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		(488,316)		(893,708)		1,132,599
Cash flow hedges, effective portion of changes in fair value, net of income tax		100,966		(69,905)		(65,303)
Items that will not be reclassified to profit or loss Remeasurements of employee benefit – net of income tax (Note 17)		8,802		(15,932)		10,201
Total comprehensive income for the year	Ps.	8,806,926	Ps.	8,710,055	Ps.	9,952,936
Profit for the year attributable to:
Controlling interest	Ps.	9,013,147	Ps.	9,542,912	Ps.	8,612,157
Non-controlling interest		172,327		146,688		263,282
	Ps.	9,185,474	Ps.	9,689,600	Ps.	8,875,439
Total comprehensive income for the year attributable to:
Controlling interest	Ps.	8,664,216	Ps.	8,641,235	Ps.	9,567,162
Non-controlling interest		142,710		68,820		385,774
	Ps.	8,806,926	Ps.	8,710,055	Ps.	9,952,936
Weighted average number of common shares outstanding		508,371,309		505,277,464		505,277,464
Basic and diluted earnings per share (in Mexican Pesos, Note 3.r)	Ps.	17.7294	Ps.	18.8864	Ps.	17.0444

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ equity

For the years ended December 31, 2022, 2023 and 2024

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non- controlling interest		Total equity
Balances as of January 1, 2022	525,575,547	Ps.	170,381	Ps.	(3,000,037)	Ps.	1,592,551	Ps.	5,531,292	Ps.	13,925,091	Ps.	1,034,233	Ps.	5,211	Ps.	29,658	Ps.	19,288,380	Ps.	1,140,220	Ps.	20,428,600
Cancellation of Legal Reserve (note 18.h)	—		—		—		(1,558,475)		—		1,558,475		—		—		—		—		—		—
Capitalization of retained earnings (Note 18.j)	—		8,027,155		—		—		—		(8,027,155)		—		—		—		-		—		-
Cancellation of repurchase of shares (Note 18.j)	(13,273,970)		—		3,000,037		—		(3,000,037)		—		—		—		—		—		—		—
Reserve for repurchase of shares (Note 18.h)	—		—		—		—		(31,782)		31,782		—		—		—		—		—		—
Repurchase of shares (Note 18.l)	—		—		(1,999,987)		—		—		—		—		—		—		(1,999,987)		—		(1,999,987)
Dividends paid, Ps.14.40 pesos per share (Note 18.i)	—		—		—		—		—		(7,313,743)		—		—		—		(7,313,743)		—		(7,313,743)
Dividends declared non-controlling interest (Note 19)	—		—		—		—		—		-		—		—		—		-		(93,751)		(93,751)
Profit of the year	—		—		—		—		—		9,013,147		—		—		—		9,013,147		172,327		9,185,474
Other comprehensive income for the year	—		—		—		—		—		—		(458,699)		8,802		100,966		(348,931)		(29,617)		(378,548)
Total comprehensive income for the year	—		—		—		—		—		9,013,147		(458,699)		8,802		100,966		8,664,216		142,710		8,806,926
Balances as of December 31, 2022	512,301,577	Ps.	8,197,536	Ps.	(1,999,987)	Ps.	34,076	Ps.	2,499,473	Ps.	9,187,597	Ps.	575,534	Ps.	14,013	Ps.	130,624	Ps.	18,638,866	Ps.	1,189,179	Ps.	19,828,045
Transfer of earnings to legal reserve (Note 18.n)							444,109				(444,109)
Cancellation of repurchase of shares (Note 18.m)	(7,024,113)		—		1,999,987		—		(1,999,987)		—		—		—		—		—		—		—
Reserve for repurchase of shares (Note 18.l)	—		—		—		—		2,000,514		(2,000,514)		—		—		—		—		—		—
Dividends paid Ps.3.71 pesos per share (Note 18.k)	—		—		—		—		—		(7,498,318)		—		—		—		(7,498,318)		—		(7,498,318)
Dividends declared non-controlling (Note 19)	—		—		—		—		—		—		—		—		—		-		(95,135)		(95,135)
Comprehensive income:	—		—		—		—		—		—		—		—		—		—		—		—
Profit for the year	—		—		—		—		—		9,542,912		—		—		—		9,542,912		146,688		9,689,600
Other comprehensive income for the year	—		—		—		—		—		—		(815,841)		(15,932)		(69,904)		(901,677)		(77,868)		(979,545)
Total comprehensive income for the year	—		—		—		—		—		9,542,912		(815,841)		(15,932)		(69,904)		8,641,235		68,820		8,710,055
Balances as of December 31, 2023	505,277,464	Ps.	8,197,536	Ps.	-	Ps.	478,185	Ps.	2,500,000	Ps.	8,787,568	Ps.	(240,307)	Ps.	(1,919)	Ps.	60,720	Ps.	19,781,783	Ps.	1,162,864	Ps.	20,944,647

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ equity

For the years ended December 31, 2022, 2023 and 2024

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2024	505,277,464	Ps.	8,197,536	Ps.	478,185	Ps.	2,500,000	Ps.	8,787,568	Ps.	(240,307)	Ps.	(1,919)	Ps.	60,720	Ps.	19,781,783	Ps.	1,162,864	Ps.	20,944,647
Transfer of earnings to legal reserve (Note 18.m)	—		—		442,002		—		(442,002)		—		—		—		—		—		—
Capital distribution, Ps. 13.86 pesos per share (Note 18.l)	—		(7,003,146)		—		—		—		—		—		—		(7,003,146)		—		(7,003,146)
Business combinations non-controlling interest	—		—		—		—		—		—		—		—		—		826,787		826,787
Dividends declared non-controlling (Note 19)	—		—		—		—		—		—		—		—		—		(99,485)		(99,485)
Comprehensive income:
Profit for the year	—		—		—		—		8,612,157		—		—		—		8,612,157		263,282		8,875,439
Other comprehensive income for the year	—		—		—		—		—		1,010,107		10,201		(65,303)		955,005		122,492		1,077,497
Total comprehensive income for the year	—		—		—		—		8,612,157		1,010,107		10,201		(65,303)		9,567,162		385,774		9,952,936
Balances as of December 31, 2024	505,277,464	Ps.	1,194,390	Ps.	920,187	Ps.	2,500,000	Ps.	16,957,723	Ps.	769,800	Ps.	8,282	Ps.	(4,583)	Ps.	22,345,799	Ps.	2,275,940	Ps.	24,621,739

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2023 and 2024

(In thousands of Mexican Pesos)

	2022		2023		2024
Cash flows from operating activities:
Net profit for the year	Ps.	9,185,474	Ps.	9,689,600	Ps.	8,875,439
Adjustments for:
Employee benefits		35,532		45,501		35,082
Allowance expected credit loss		41,444		29,395		24,708
Depreciation and amortization		2,313,321		2,545,702		3,061,039
(Gain) loss on sale of machinery, equipment and improvements to leased assets		14,232		(668)		21,011
Net (gain) on derivative financial instruments		(6,967)		-		-
Interest expense for financing activity		2,356,116		3,439,276		4,201,085
Unrealized exchange (gain)		(261,258)		(311,969)		519,672
Labor provisions		3,284		22,986		77,867
Income tax expense		3,090,212		3,072,090		3,240,302
		16,771,390		18,531,913		20,056,205
Changes in:
Trade accounts receivable		(705,576)		50,837		(432,955)
Recoverable income tax and other current assets		601,434		(469,839)		173,461
Concession taxes payable		(10,719)		374,872		(540,644)
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V.		227,514		101,201		(18,311)
Accounts payable		(139,794)		(213,268)		739,036
Taxes payable		23,229		(47,181)		84,613
Deposits received in guarantee		109,061		108,236		87,699
Cash generated by operating activities		16,876,539		18,436,771		20,149,104
Income taxes paid		(4,356,833)		(4,501,917)		(3,474,764)
Net cash provided by operating activities		12,519,706		13,934,854		16,674,340
Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased assets, improvements to concession assets and advance payments to suppliers		(8,431,106)		(10,444,346)		(7,844,983)
Proceeds from sales of machinery and equipment		5,198		3,535		6,573
Acquisition of subsidiary, net of cash acquired		—		(614,792)		(875,504)
Other investment activities		(56,475)		(36,553)		(71,070)
Net cash used in investing activities		(8,482,383)		(11,092,156)		(8,784,984)
Cash flows from financing activities:
Dividends declared and paid		(7,313,743)		(7,498,318)		—
Dividends paid to non-controlling interest		(153,959)		(135,913)		(139,996)
Capital distribution		—		—		(7,003,146)
Repurchase of shares		(1,999,987)		—		—
Proceeds from issuance of debt securities		7,757,588		5,400,000		8,648,134
Proceeds from bank loans		6,872,783		3,715,459		5,658,480
Repayments on bank loans		(4,039,007)		(1,642,132)		(4,929,881)
Payment of debt securities		(3,800,000)		(602,000)		(3,000,000)
Interest paid on leases		(5,391)		(4,805)		(3,695)
Payment of liabilities for lease		(16,098)		(17,517)		(33,292)
Interest capitalized on financial loans		—		(342,554)		(39,417)
Interest paid on financial loans		(2,227,888)		(3,661,981)		(4,177,241)
Net cash used for by financing activities		(4,925,702)		(4,789,761)		(5,020,054)
Effects of exchange rate changes on cash held:		(73,034)		(369,190)		541,514
Decrease in cash and cash equivalents		(961,413)		(2,316,253)		3,410,816
Cash and cash equivalents at beginning of year		13,332,877		12,371,464		10,055,211
Cash and cash equivalents at the end of year	Ps.	12,371,464	Ps.	10,055,211	Ps.	13,466,027
Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased assets and improvements to concession assets	Ps.	853,467	Ps.	901,486	Ps.	1,193,561

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2022, 2023 and 2024

(In thousands of Mexican Pesos)

1.
Activities of the Company and significant events

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San José del Cabo, Guanajuato (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes. Moreover the Company operates, maintains and utilizes two airports in Jamaica, starting in April 2015, the Sangster International Airport in Montego Bay, Jamaica by the subsidiary MBJ Airports Limited (MBJA), and on October 2019 the Norman Manley International Airport (NMIA) by the subsidiary PAC Kingston Airport Limited (PACKAL) and since July 2024,we are in control of the company Guadalajara World Trade Center, S.A. de C.V. (“GWTC”) which its main activity is related with the operation of Bonded Warehouses in Guadalajara Airport. The Company’s principal address is Mariano Otero Avenue 1249 B, six floor, Rinconada del Bosque, zip code 44530, Guadalajara, Jalisco, Mexico.

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

b.
Significant events

–
On March, 2024 the Company issued 30.0 million sustainability-linked long-term debt securities for a total Ps.3,000,000, and payment of principal at maturity, under the modality of communicating vessels: i) GAP 24L Ps.1,384,868 of these bonds at a variable rate of TIIE-28 plus 25 basis points, payment of the principal on March 17, 2027 and ii) GAP 24-2L Ps.1,615,132 that will pay interest every 182 days at a fixed annual rate of 9.94%, with payment of the principal on March 12, 2031. The resources were allocated for payment of the maturity of the GAP 19 debt securities of Ps.3,000,000.

–
In an Ordinary Shareholders’ Meeting held on April 25, 2024, the shareholders approved the proposal of cancellation of the remaining of the repurchase fund reserve, approved in an Ordinary General Shareholders’ Meeting held on April 13, 2023 for an amount of Ps.2,500,000, as well as, approval a maximum amount of resources allocated for the repurchase of the Company’s own shares of Ps.2,500,000 during the 12 months after April 25, 2024, in accordance with Article 56 of the Securities Market Law. Of the amount approved in fiscal year 2023, no shares were repurchased.

–
In a General Extraordinary Shareholders’ Meeting held on April 25, 2024 the shareholders approved: i) a capital reduction of Ps.13.86 pesos per outstanding share to be paid within the following 12 months. The Shareholder’s Meeting was informed that, as a consequence, all the necessary corporate legal procedures were carried out, as well as the reform of Article Six of the By-laws of the Company that derive from the approvals, to read as follows: “The Capital Stock will be variable. The minimum fixed portion of the capital is Ps.1,194,390, represented by 505,277,464 shares, registered of Class I and without value expression, fully subscribed and paid”. The two payments of the capital reductions were made on July 2, 2024 and November 26, 2024, equivalent to Ps.3,501,573 for each payment.

–
On June 7, 2024, the loan with Banco Nacional de México, S.A. (“Citibanamex”) was refinanced for Ps.1,500,000, extending the maturity in 18 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 24 basis points, without commissions, the payment of the principal will be at maturity on December 5, 2025.

–
On June 11, 2024, the acquisition of 51.5% of the shares representing the capital stock of Guadalajara World Trade Center, S.A. de C.V. (“GWTC”) was signed, for a total amount of Ps.875,504. GWTC is a Group comprised of seven subsidiaries, specialized in handling, storage and custody services for international trade merchandise in facilities qualified as fiscal precincts at the Guadalajara Airport and the Puebla Airport. This acquisition was completed on June 20 with the payment of the amount before mentioned. GWTC was consolidated as of July 1, 2024, the date in which control of the company was assumed. The amount of incomes generated between the period of January to December 2024 represents 3.9% over the total incomes and the asset represents 0.9% of the GAP assets.

–
On June 20, 2024, the Company entered into loan agreement with BBVA México, S.A. (“BBVA”), for Ps.875,000 for a 12-month term, the loan agreement was destinated for the acquisition of 51.5% of GWTC. Interest will be paid monthly at a variable rate of TIIE-28 plus 20 basis points, the payment of the principal will be at maturity on June 19, 2025, without commissions.

–
On July 10, 2024, the loan with Citibanamex was refinanced for Ps.1,000,000, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 18 basis points, without commissions, the payment of the principal will be at maturity on July 10, 2025.

–
On August 27, 2024, it was announced that the ordinary review process of the Master Development Programs (“PMD”) and Maximum Tariffs for Mexico’s airports, approved by the Ministry of Infrastructure, Communications and Transportation (“SICT”), through the Federal Civil Aviation Agency (“AFAC”) for the period 2025-2029, was concluded.

–
On September 5, 2024, the Company issued 56.5 million long-term debt securities for a total Ps.5,648,134 with unsecured guarantee and payment of principal at maturity, under the “GAP 24” name at a variable rate TIIE-28 plus 60 basis points, principal payment on August 30, 2029. The proceeds were used to pay the maturity of GAP 15-2, for a total amount of Ps.1,500,000 and the remain resources to comply MDP capital investments in Mexico for 2024 and commercial investments.

–
On September 26, 2024, the loan with Citibanamex was refinanced for USD$40.0 million, extending the maturity by an additional 6 months. Interest will be payable monthly at a variable SOFR rate plus 25 basis points, without commissions, the payment of the principal will be at maturity on March 21, 2025.

–
On October 18, 2024, the loan with Banco Santander México, S.A. (Santander) was refinanced for Ps.1,500,000, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 38 basis points, without commission, the payment of the principal will be at maturity on October 17, 2025.

2.
Basis of presentation

a.
Statement of compliance – These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards Accounting Standards (IFRS) issued by the International Accounting Standards Board (IASB), its amendments and interpretations issued and outstanding or issued and adopted early on the date of preparation of these consolidated financial statements.

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
d.
Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2022, 2023 and 2024. The consolidated subsidiaries are as follows:

Company	% participation	Location	Activity
Aeropuerto de Aguascalientes, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto del Bajío, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Guadalajara, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Hermosillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de La Paz, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Los Mochis, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Manzanillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Mexicali, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Morelia, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de San José del Cabo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Tijuana, S.A. de C.V.	99.99%	Mexico	Operation of airport
Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)	99.99%	Mexico	Provides personnel services
Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)	99.99%	Mexico	Non-profit Organization dedicated to social orientation and infrastructure support of educational institutions
Puerta Cero Parking, S.A. de C.V. (PCP)	99.99%	Mexico	Operation of parking lot
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)	99.99%	Mexico	Administrative services
Aerocomercializadora del Pacifico, S.A. de C.V. (ADP)	99.99%	Mexico	Operation of infrastructure and other commercial services
Desarrollo de Concesiones Aeroportuarias, S.L. (DCA)	100.0%	Spain	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited (MBJA)	74.50%	Jamaica	Operation of airport
PAC Kingston Airport Limited (PACKAL)	100%	Jamaica	Operation of airport
GA del Pacífico es do Brasil, LTDA	99.99%	Brazil	No operation
Inmuebles Especializados Matrix, S.A. de C.V. (IEM)	100%	Mexico	Subleasing of cargo operation areas and hangars
Aerohoteles del Pacífico, S.A. de C.V. (AHP)	100%	Mexico	Operation of hotels with other integrated services
Guadalajara World Trade Center, S.A. de C.V. (GWTC)*	51.50%	Mexico	Bonded warehouses
Diseños Técnicos de Infraestructura MCE, S.A. de C.V. (DTI)*	100%	Mexico	Project development

(1) Consolidation began on July 1, 2024.

(2) It was established in November 2023.

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
Application of new and revised International Financing Reporting Standards.

Modification of International Financing Reporting Standards (“IFRSs” or “IAS”) and new interpretations that are mandatorily effective from 2024

Classification of current or non-current liabilities and non-current liabilities with covenants (amendments to IAS 1)

The amendments issued in 2020 and 2022 are intended to clarify the requirements for determining whether a liability is current or non-current and require new disclosures for non-current liabilities that are subject to future obligations. The amendments apply to annual periods beginning on or after January 1, 2024.

As shown in Note 16 the Company has secured bank loans and promissory notes that are subject to specific covenants. While the liabilities are classified as non-current as of December 31, 2024, a default on the related obligations may require the Company to repay the liabilities from the maturity dates set forth in the contracts.

The adoption of this standard had no material impact on the Company’s consolidated financial statements.

Vendor financing arrangements (amendments to IAS 7 and IFRS 7)

The amendments introduce new disclosures related to vendor financing arrangements that assist users of financial statements in assessing the effects of these arrangements on an entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024.

The adoption of this standard had no material impact on the Company’s consolidated financial statements.

Other accounting standards (amendments to IFRS 16 and IAS 21)

The following new accounting standards and amendments to existing accounting standards are not expected to have a material impact on the Company’s consolidated financial statements.

- Lease liability on a sale and leaseback (amendments to IFRS 16)

- Amendments to IAS 21 (lack of ability to exchange currencies)

The adoption of this standard had no material impact on the Company’s consolidated financial statements.

f.
Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2022, 2023 and 2024, and for the years then ended, are prepared in pesos, which is the presentation currency. The consolidated financial statements are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates as of year–end for each period.

Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions. During 2022, 2023 and 2024, the average exchange rate were as follows:

Currency	2022		2023		2024
Pesos / USD	Ps.	20.1254	Ps.	17.7665	Ps.	18.3001
USD / Euros		USD$1.0539		USD$1.0816		USD$1.0821

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
i.
Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2022, 2023 and 2024, other comprehensive income is represented by the effects of translation of foreign operations, actuarial remeasurements and the reserve of cash flow hedges of financial instruments net of taxes. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are reclassified to the income statement, if permitted under IFRS.
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

Lands are not depreciated.

The estimated useful lives for the current period and comparative period are as follows:

	Useful life (years)	Annual depreciation rate
Machinery and equipment	10	10%
Office furniture and equipment	10	10%
Computer equipment	3.3 – 4	25% - 30%
Transportation equipment	4 – 5	20% - 25%
Communication equipment	3.3 – 4 – 10	10% - 25% - 30%
Improvements on leased assets	10 – 20	5% – 10%
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

– Airport concessions – The Company recognized an intangible asset of the Concession granted by the SICT to manage and operate each of the airports in Mexico for 50 years since its acquisition. In regards to MBJA, the Company recognized an intangible asset at the fair value of the concession to operate and develop that airport until 2034 according to the determination of fair values resulting from the acquisition of DCA and MBJA in accordance with IFRS 3 Business Combinations. Likewise, PACKAL recognized an intangible asset for the amount specified in the contract with the AAJ for the right to operate the airport at the time control was assumed and for a period of 25 years.

– Rights to use airport facilities – Rights to use airport facilities in Mexico are recorded based on the acquisition cost of the assets recorded by ASA and transferred to the Company according to the Concession granted, in order to manage, operate and develop them during the Concession term. In MBJA and PACKAL no rights to use airport facilities were identified.

– Other acquired rights – These rights related to payments made by the Company after the date the Mexican concessions were granted, in order to early-terminate certain long-term lease contracts that existed at that time between ASA and third-party leaseholders, these rights are recorded based on their acquisition cost. In MBJA and PACKAL there are no other acquired rights. In the acquisition of GWTC, an intangible asset was recognized for the fair value of the right to use the facilities of the (free trade zone bonded warehouses) to operate and exploit them until 2032 and 2033, in accordance with IFRS 3, Business Combinations.

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

Amortization periods for the current and comparative period are as follows:

	Period (years)	Annual amortization rate
Improvements to concession assets	12.5 – 20	5% - 8%
Airport concessions	18 – 25 – 49	2% - 4% - 5.5%
Rights to use airport facilities	10 – 49	2% - 10%
Other acquired rights	44 – 48	2%
Right to operate bonded warehouses	8	12.5%

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

The recoverable amount of an asset or cash-generating unit is the higher of the asset’s value in use and fair value less costs of disposal. To determine the asset’s value in use, the estimated future cash flows are discounted to present value using an appropriate discount rate before tax that reflects current market conditions in relation to the time value of money and the risks specific to the asset. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit or CGU). An impairment loss is recognized immediately in profit and loss.

The individual airports of the Company in Mexico cannot be considered as separate cash-generating units, as the bidding process, in which it decided to sell up to 15% of the shares representing the capital stock of the holding company Shares of the companies that were received for the concession, and made by the Mexican Federal Government that included the package of twelve airports, and therefore the Company is required to operate and maintain all 12 airports independently of the results they generate individually. Considering the above, if there are indicators of impairment that exist, the Company performs an impairment assessment on a consolidated basis with Mexican companies. Moreover, the value of the assets of MBJA, PACKAL and GWTC are individually valued at the end of each period to determine whether there are indications of impairment to be single separate cash-generating units.

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

The CGU’s are tested for impairment annually or more frequently when there are indications that the CGU may be impaired. If the recoverable amount of a CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill, if it exists, and is allocated to the CGU and then to the other assets of the CGU pro rata basis and based on the book value of each asset within the CGU. Any impairment loss of goodwill is recognized directly in profit and loss.

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

– Revenues from non-aeronautical services – Revenues from non-aeronautical services consist mainly of leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, VIP Lounges, Publicity, Convenience Store lodging services and other miscellaneous income Since July 1° 2024 the Company recognized revenues from handling storage and custody services in facilities considered as bonded warehouses.

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

The Company has determined that the overall minimum tax payable under the Pillar 2 model of the Organization for Economic Cooperation and Development’s Inclusive Framework on Base Erosion and Profit Shifting (Pillar 2 income taxes) falls within the regulatory framework of IAS 12 Income Taxes. The Company has determined that the effects indicated by the standard would not be applicable to it and in case of occurrence would be before the application of the temporary mandatory exemption of the deferred tax accounting for the impacts of the complementary tax and would account for it as a current tax when it is incurred.

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
s.
Finance cost and finance income – Finance income comprises interest income from investments in debt securities, changes in the market value of financial assets at FVTPL and gains on hedging instruments that are recognized in the consolidated statements of comprehensive income, among other concepts. Interest income is recognized when it's occurred probable that the economic benefits will flow to the Company and the amount can be reliably measured. Interest income is recorded on a regular basis, with reference to the capital invested and the effective interest rate.

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

t.
Operating segments – An operating segment is a component of the Company:1) that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company, 2) whose operating results are regularly reviewed by Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and 3) for which discrete financial information is available. The Company has determined that its Chief Executive Officer is its CODM. Each of the airports of the Company represents an operating segment. The Company has determined that its reportable segment, based on quantitative tresholding testing, to be the Guadalajara, Tijuana, Puerto Vallarta, San José del Cabo, Montego Bay, Hermosillo and Guanajuato airports. The operating segment information relating to the remaining seven airports are combined and reported under the “Other airports”. The corresponding information related with SIAP (a company that provides highly qualified professional services), CORSA (a company that provides specialized operational services in aeronautical industry), PCP (a company that manages the parking lot operation), ADP (company that provides commercial services), IEM (a company subleasing the cargo operation areas and hangars), AHP (company that manages the operation of hotels), Fundación GAP, DCA, Company’s own operation (including investments in subsidiaries), GWTC (company controlling bonded warehouses in Guadalajara and Puebla) and DTI (infrastructure studies company), as well as the was combined and included under the “Other Companies”. Segment profit and loss is determined based on income before income taxes. The accounting policies used in reporting segment information are the same as those used in the preparation of these consolidated financial statements, except for those investments in subsidiaries that are accounted for under the equity method for purposes of determining segment assets and segment profit and loss reported under the “Other Companies”.
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

As of December 31, 2022, 2023 and 2024, financial instruments held by the Company are comprised of the following:

	December 31, 2022		December 31, 2023		December 31, 2024
Financial assets
Cash and cash equivalents	Ps.	12,371,464	Ps.	10,055,211	Ps.	13,466,027
Trade accounts receivables net		2,368,342		2,251,229		2,696,831
Derivative financial instruments		292,697		167,696		18,256
Financial liabilities at amortized cost
Short and long-term debt securities	Ps.	26,457,588	Ps.	31,255,588	Ps.	36,903,722
Current and long-term bank loans		7,887,749		9,312,108		11,086,157
Accounts payable (1)		2,696,573		2,743,873		3,241,369
Financial liabilities at Fair Value
Derivative financial instruments		51,205		26,990		11,490
Liabilities for assets in lease		61,625		52,691		40,041
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

–
Accounts receivable and others – The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2022, 2023 and 2024 the revenues for TUA represented 52.8%, 48.3% and 46.6% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers.

The 34.0%, 32.4% and 31.5% of the Company’s revenues in 2022, 2023 and 2024 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. In addition, 82.9%, 83.9% and 80.1% of aeronautical and non-aeronautical revenues earned during the years ended December 31, 2022, 2023 and 2024, respectively, were generated by seven of the Company’s airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Montego Bay, Guanajuato and Hermosillo).

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

In the event of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the unpaid amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. As of December 31, 2022, 2023 and 2024, the Company has customer deposits received in guarantee of Ps.916,961, Ps.1,022,148 and Ps.1,144,288, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

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

The following tables presents information on the exposure to credit risk and expected credit losses for accounts receivable from customers as of December 31, 2022, 2023 and 2024.

Balance of the trade account receivables as of December 31, 2022	Weighted average loss rate	Balance of the trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	2,244,320	Ps.	-	No
1 to 30 days past due	7.00%		87,863		6,174	No
31 to 60 days past due	17.30%		38,892		6,716	No
61 to 90 days past due	34.60%		15,526		5,369	No
More than 90 days past due	100%		97,221		97,221	Yes
Legal	100%		87,141		87,141	Yes
		Ps.	2,570,963	Ps.	202,621

Balance of the trade account receivables as of December 31, 2023	Weighted average loss rate	Balance of the trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	2,083,956	Ps.	-	No
1 to 30 days past due	3.50%		124,985		4,413	No
31 to 60 days past due	13.00%		48,939		6,354	No
61 to 90 days past due	16.90%		4,955		839	No
More than 90 days past due	100%		100,540		100,540	Yes
Legal	100%		79,090		79,090	Yes
		Ps.	2,442,465	Ps.	191,236

Balance of the trade account receivables as of December 31, 2024	Weighted average loss rate	Balance of the trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	2,500,049	Ps.	-	No
1 to 30 days past due	8.6%		157,478		13,554	No
31 to 60 days past due	27.20%		58,208		15,852	No
61 to 90 days past due	27.60%		14,497		3,994	No
More than 90 days past due	100%		40,618		40,618	Yes
Legal	100%		22,286		22,287	Yes
		Ps.	2,793,136	Ps.	96,305

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

The Company utilizes its budget, prepared at a cost center level, to allocate resources to render its services, which helps to monitor cash flow requirements and to optimize the performance of its investments. Generally, the Company ensures availability of sufficient cash flows to cover operating expenses for a period of 60 days, including payment of its financial debt, the aforementioned excludes the possible impact of extreme circumstances that are not reasonably predictable, such as natural disasters. The Company has external financing as described in Note 16 for compliance with its obligations under the MDP, whereas for other obligations it uses cash flows from operating activities and resources received at the maturity of its financial investments. As of December 31, 2022, the Company has credit line available to dispose for USD$30.0 million. As of December 31, 2023 and 2024, there were no credit lines committed pending to dispose.

The following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2024:

	December 31, 2024
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	1,500,000	Ps.	6,598,000	Ps.	8,895,132	Ps.	16,993,132
Long-term debt securities (variable rate)			—		3,000,000		2,500,000		14,410,590		—		19,910,590
Fixed rate loans			—		—		—		3,871,246		232,008		4,103,254
Variable rate bank loans			—		1,560,659		5,422,244		—		—		6,982,903
Fixed rate interest	8.50%		11,369		521,884		1,028,697		4,670,789		1,284,763		7,517,502
Variable rate interest	8.94%		175,741		435,273		887,339		825,997		—		2,324,350
Cash flow hedges	6.04%		9,523		(223)		(369)		—		—		8,931
Trade accounts payable and other payables	N/A		612,169		1,742,326		—		—		—		2,354,495
AMP	N/A		—		—		704,612		—		—		704,612
'Liabilities for assets in lease	N/A		1,383		2,898		12,104		23,656		—		40,041
		Ps.	810,185	Ps.	7,262,817	Ps.	12,054,627	Ps.	30,400,278	Ps.	10,411,903	Ps.	60,939,810

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

The following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts on December 31, 2024		Peso amounts at exchange rate of Ps. 20.2683 on December 31, 2024		Peso amounts if exchange rate depreciated 10%		Peso amounts if exchange rate appreciated 10%
Thousands of U.S. dollars:
Financial assets:	246,540		4,996,937		4,542,670		5,496,631
Cash and cash equivalents	25,967	Ps.	526,316	Ps.	478,470	Ps.	578,948
Trade accounts receivable	272,507		5,523,253		5,021,140		6,075,579

Financial liabilities:
Accounts payable	(61,465)		(1,245,793)		(1,132,540)		(1,370,373)
Bank loans	(306,447)		(6,211,157)		(5,646,506)		(6,832,272)
	(367,912)	Ps.	(7,456,950)	Ps.	(6,779,046)	Ps.	(8,202,645)
Net asset position	(95,405)	Ps.	(1,933,697)	Ps.	(1,757,906)	Ps.	(2,127,066)

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days and SOFR 1-month, respectively. If on the 2024 of year-end closing date the variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2022, 2023 and 2024 would have been as follows:

	2022		2023		2024
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(240,679)	Ps.	(300,056)	Ps.	(326,275)
Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	240,679	Ps.	300,056	Ps.	326,275

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

On February 27, 2019, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 19” debt securities for a value of Ps.3,000,000 that accrues an interest rate TIIE and is swapped for 8.03%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized, the derivative is only for TIIE and concluded with the payment of principal on March 22, 2024.

On March 2, 2020, the Company contracted Scotiabank for a derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the TIIE rate the tranche of the “GAP 20” debt securities for a value of Ps.3,000,000 that accrues an interest rate TIIE and is swapped for 6.33%, until the expiration of the debt securities. Changes in fair value are recognized temporarily through other comprehensive income within equity and profit and loss as hedging reserve and are recycled to financial expenses as the interest of the debt securities are recognized, the derivative is only for TIIE rate, and concluded with the payment of principal on February 06, 2025.

On March 1, 2022, the Company contracted Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the 30-day Libor interest rate on two loans held by MBJA in U.S. dollars totaling USD$34.0 million. The USD$4.0 million SOFR 1-month interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$30.0 million bearing interest at SOFR 1-month plus 2.85% was swapped at a rate of 1.785% until maturity of the loan in September 2025.

Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for SOFR 1-month rate.

The interest rate profile of the Company interest-bearing financial instruments as of December 31, 2022, 2023 and 2024 is as follows:

	2022		2023		2024
Fixed-rate instruments

Financial liabilities	Ps.	(15,017,675)	Ps.	(18,798,036)	Ps.	(21,096,385)
Effect of interest rate swaps		(6,968,075)		(6,709,527)		(3,689,122)
	Ps.	(21,985,750)	Ps.	(25,507,563)	Ps.	(24,785,507)

Variable-rate instruments
Financial liabilities		(19,327,663)		(21,769,660)		(26,893,494)
Effect of interest rate swaps		6,968,075		6,709,527		3,689,122
	Ps.	(12,359,588)	Ps.	(15,060,133)	Ps.	(23,204,372)

As of December 31, 2022, 2023 and 2024, the amounts at the reporting date relating to items designated as hedged items were as follows:

	2022		2023		2024
Interest rate risk	Variable-rate instruments
Change in value used for calculating hedge ineffectiveness	Ps.	(44,898)	Ps.	(226,307)	Ps.	(116,064)
Cash Flow hedge reserve		130,624		60,720		(4,583)

The amounts relating to items designated as hedging instruments and hedge ineffectiveness as of December 31, 2022, 2023 and 2024, were as follows:

	2022		2023		2024
Interest rate risk	Interest rate swaps
Nominal amount	Ps.	6,968,075	Ps.	6,709,527	Ps.	3,689,122
Carrying amount		130,624		60,720		(4,583)
Line item in the consolidated statement of financial position where the hedging instrument is included	Derivative financial instruments (liabilities)
Changes in the value of the hedging instrument recognized in OCI	Ps.	123,197	Ps.	(120,038)	Ps.	(102,873)
'Line item in profit or loss affected by the reclassification	Finance costs
Amount reclassified from costs of hedging reserve to profit or loss	Ps.	21,040	Ps.	20,175	Ps.	9,583

The following tables provides a reconciliation by risk category of components of equity and analysis of OCI items and net of tax, resulting from cash flow hedge accounting as of December 31, 2022, 2023 and 2024:

	2022		2023		2024
Cash flow hedges		Hedge Reserve		Hedge Reserve		Hedge Reserve
Balance on January 1	Ps.	29,658	Ps.	130,624	Ps.	60,720
Changes in fair value		123,197		(120,038)		(102,873)
Amount reclassified to profit or loss		21,040		20,175		9,583
Changes in deferred tax asset		(43,271)		29,959		27,987
Balance at December 31	Ps.	130,624	Ps.	60,720	Ps.	(4,583)

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

Decrease in interbank interest rates (basis points)
		Likely		Possible		Stress
Type of derivative, value or contract	Hedge type	(25 bps)		(50 bps)		(100 bps)
Hedge accounting derivatives	Cash flow	Ps.	(4,087)	Ps.	(8,183)	Ps.	(16,407)
Total effect on fair value		Ps.	(4,087)	Ps.	(8,183)	Ps.	(16,407)

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

The following is the ratio of stockholders’ equity to total liabilities of the Company at the end of the reporting period:

	2022		2023		2024
Shareholders’ equity –controlling interest	Ps.	18,638,866	Ps.	19,781,783	Ps.	22,345,799
Total liabilities		40,677,296		46,500,212		57,031,334
Ratio of total Shareholders’ equity – controlling interest to liabilities		0.5		0.4		0.4

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

–
The acquisition has to be previously approved at a Shareholders’ Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).

–
If the acquisition is made against the Company’s Shareholders equity and reflects the acquisition within the repurchased shares account. If the Company decides to cancel the shares it reduces common stock accordingly.
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

As of December 31, 2022, 2023 and 2024, the fair value of financial liabilities recognized at amortized cost was Ps.33,910,543, Ps.40,836,961 and Ps.48,256,614, respectively, while their book value is Ps.34,633,794, Ps.41,004,371 and Ps.48,454,441, respectively. The fair value of loans is determined in accordance with generally accepted pricing models based on discounted cash flow analysis determined in accordance with Level 2 of fair value.

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
5.
Cash and cash equivalents

As of December 31, 2022, 2023 and 2024, the balances are comprised of the following:

	December 31, 2022		December 31, 2023		December 31, 2024
Cash	Ps.	2,857,459	Ps.	1,796,444	Ps.	1,261,199
Investments of cash surpluses		8,497,057		8,258,622		12,204,662
Cash equivalents designated for expenditure, held in trust in short term		1,016,948		145		166
Total	Ps.	12,371,464	Ps.	10,055,211	Ps.	13,466,027

During 2022 and 2023 the investments were made and paid for the trusts entirety.

6.
Trade accounts receivable - net

As of December 31, 2022, 2023 and 2024, the trade accounts receivable was comprised of the following:

	December 31, 2022		December 31, 2023		December 31, 2024
Trade accounts receivable	Ps.	2,570,963	Ps.	2,442,465	Ps.	2,793,136
Expected credit loss of the year		(202,621)		(191,236)		(96,305)
	Ps.	2,368,342	Ps.	2,251,229	Ps.	2,696,831

The accounts receivable includes balances to be reimbursed to the Company by domestic and international airlines for passenger charges fees (TUA) of Ps.1,949,995, Ps.1,745,152 and Ps.2,054,031 as of December 31, 2022, 2023 and 2024, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for allowance for expected credit loss are recognized under operating cost in the consolidated statement of profit or loss and other comprehensive income.

	2022		2023		2024
Beginning balance	Ps.	(156,403)	Ps.	(202,621)	Ps.	(191,236)
Allowance for ECL		(73,579)		(43,348)		(24,459)
Reversal of allowance for ECL		27,361		54,733		119,390
Ending balance	Ps.	(202,621)	Ps.	(191,236)	Ps.	(96,305)

The allowance for expected credit loss includes customer balances that are in litigation or bankruptcy procedure and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2022, 2023 and 2024 these balances amounted to Ps.87,141, Ps.79,090 and Ps.22,286, respectively.

The allowance also includes customer balances in arrears in their payments and in a process of regularization; therefore, these are not yet in a legal proceeding at year-end. As of December 31, 2022, 2023 and 2024 the amount of these balances are to Ps.115,480 Ps.112,146 and Ps.73,084, respectively. During 2022, 2023 and 2024, the Company recognized reversals of allowance of the balances that were in a legal process with an unfavorable outcome for the Company, the amount of these bad debt expense totaled Ps.27,237, Ps.42,243 and Ps.117,113, respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2022, 2023 and 2024. In 2022, 2023 and 2024 cancellations were for Ps.124, Ps.12,490 and Ps.2,277, respectively.

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

The following are past due balances of accounts receivable, for which there has not been reserve of allowance for expected credit loss, according to the Company’s policy and their maturity date:

	December 31, 2022		December 31, 2023		December 31, 2024
Accounts receivables past due from 1 to 30 days	Ps.	75,581	Ps.	124,985	Ps.	198,096
Accounts receivables past due 31 to 60 days		31,162		48,939		58,208
Accounts receivables past due 61 to 90 days		16,572		17,409		22,496
Accounts receivables past due more than 90 days		36,306		5,967		1,511
	Ps.	159,621	Ps.	197,300	Ps.	280,311

The following is the percentage of the main clients of the Company in relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that correspond to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2022		December 31, 2023		December 31, 2024
	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	24.5%	2.1%	20.9%	2.3%	20.3%	2.2%
Aeroenlaces Nacionales, S.A. de C.V.	16.2%	1.1%	19.0%	1.7%	20.1%	0.1%
Aerovías de México, S.A. de C.V.	9.8%	0.6%	7.5%	0.6%	8.3%	0.7%
American Airlines, Inc.	4.5%	1.7%	3.5%	1.9%	4.3%	0.5%

The Company has cash, bonds and other assets that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2022, 2023 and 2024. These guarantees could be applied to any unpaid balance in the event of a breach from clients and under certain circumstances.

The Company limits its exposure to credit risk from trade accounts receivable by establishing a maximum payment period 30 and 45 days for airlines and from 5 to 30 days for commercial customers, respectively.

7.
Machinery, equipment and improvements on leased assets - net

As of December 31, 2022, 2023 and 2024, the machinery, equipment and improvements on leased assets are comprised as follows:

	Balance as of January 1, 2022		Additions		Disposals		Currency translation effect		Balance as of December 31, 2022
Investment:
Machinery and equipment	Ps.	4,288,366	Ps.	1,015,511	Ps.	(45,232)	Ps.	(68,772)	Ps.	5,189,873
Office furniture and equipment		374,645		54,093		(8,024)		(4,202)		416,512
Computer equipment		1,426,741		391,251		(83,642)		(12,175)		1,722,175
Transportation equipment		112,960		33,852		(4,104)		(2,185)		140,523
Communication equipment		58,205		4,250		(470)		(3)		61,982
Improvements on leased assets		117,783		71,717		(4,499)		—		185,001
Total investment		6,378,700		1,570,674		(145,971)		(87,337)		7,716,066
Accumulated depreciation:
Machinery and equipment		(2,053,783)		(357,057)		40,760		39,674		(2,330,406)
Office furniture and equipment		(194,595)		(32,218)		5,091		2,526		(219,196)
Computer equipment		(909,756)		(217,491)		49,286		10,354		(1,067,607)
Transportation equipment		(74,341)		(22,223)		1,459		1,342		(93,763)
Communication equipment		(21,306)		(4,883)		363		—		(25,826)
Improvements on leased assets		(30,699)		(22,449)		2,138		—		(51,010)
Total accumulated depreciation		(3,284,480)		(656,321)		99,097		53,896		(3,787,808)
Net amounts	Ps.	3,094,220	Ps.	914,353	Ps.	(46,874)	Ps.	(33,441)	Ps.	3,928,258

	Balance as of January 1, 2023		Additions		Disposals		Currency translation effect		Balance as of December 31, 2023
Investment:
Machinery and equipment	Ps.	5,189,873	Ps.	766,872	Ps.	(41,829)	Ps.	(138,775)	Ps.	5,776,141
Office furniture and equipment		416,512		71,385		(8,371)		(7,325)		472,201
Computer equipment		1,722,175		359,100		(27,855)		(32,568)		2,020,852
Transportation equipment		140,523		41,840		(7,943)		(3,920)		170,500
Communication equipment		61,982		254		(1,183)		(8)		61,045
Improvements on leased assets		185,001		378,284		—		—		563,285
Total investment		7,716,066		1,617,735		(87,181)		(182,596)		9,064,024
Accumulated depreciation:
Machinery and equipment		(2,330,406)		(454,682)		41,829		43,869		(2,699,390)
Office furniture and equipment		(219,196)		(39,489)		7,339		2,618		(248,728)
Computer equipment		(1,067,607)		(319,495)		27,855		17,372		(1,341,875)
Transportation equipment		(93,763)		(25,681)		5,784		1,942		(111,718)
Communication equipment		(25,826)		(5,172)		988		—		(30,010)
Improvements on leased assets		(51,010)		(29,010)		—		—		(80,020)
Total accumulated depreciation		(3,787,808)		(873,529)		83,795		65,801		(4,511,741)
Net amounts	Ps.	3,928,258	Ps.	744,206	Ps.	(3,386)	Ps.	(116,795)	Ps.	4,552,283

	Balance as of January 1, 2024		Additions		Disposals		Currency translation effect		Balance as of December 31, 2024
Investment:
Machinery and equipment	Ps.	5,776,141	Ps.	743,447	Ps.	(133,160)	Ps.	242,356	Ps.	6,628,784
Office furniture and equipment		472,201		182,377		(16,330)		37,777		676,025
Computer equipment		2,020,852		396,460		(130,524)		85,371		2,372,159
Transportation equipment		170,500		57,592		(19,148)		14,904		223,848
Communication equipment		61,045		1,825		(2,836)		123		60,157
Property and improvements on leased assets		563,285		16,366		—		—		579,651
Total investment		9,064,024		1,398,067		(301,998)		380,531		10,540,624
Accumulated depreciation:
Machinery and equipment		(2,699,390)		(719,983)		133,078		(143,524)		(3,429,819)
Office furniture and equipment		(248,728)		(72,394)		15,868		(9,277)		(314,531)
Computer equipment		(1,341,875)		(438,401)		129,647		(43,754)		(1,694,383)
Transportation equipment		(111,718)		(32,101)		15,351		(3,985)		(132,453)
Communication equipment		(30,010)		(12,782)		2,812		(14)		(39,994)
Property and improvements on leased assets		(80,020)		(30,316)		—		—		(110,336)
Total accumulated depreciation		(4,511,741)		(1,305,977)		296,756		(200,554)		(5,721,516)
Net amounts	Ps.	4,552,283	Ps.	92,090	Ps.	(5,242)	Ps.	179,977	Ps.	4,819,108

As of December 31, 2022, 2023 and 2024, the net balances of machinery, equipment and improvements on leased assets are:

	December 31, 2022		December 31, 2023		December 31, 2024
Net amounts:
Machinery and equipment	Ps.	2,859,467	Ps.	3,076,751	Ps.	3,198,965
Office furniture and equipment		197,316		223,473		361,494
Computer equipment		654,568		678,977		677,776
Transportation equipment		46,760		58,782		91,395
Communication equipment		36,156		31,035		20,163
Property and improvements on leased assets		133,991		483,265		469,315
Total amounts	Ps.	3,928,258	Ps.	4,552,283	Ps.	4,819,108

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

On June 20, 2024, the Company closed and paid the transaction for the acquisition of 51.5% of the shares of the Mexican company Guadalajara World Trade Center, S.A. de C.V. (“GWTC”), which specializes in handling, storage and custody services for international trade goods in facilities qualified as bonded warehouses at the Guadalajara Airport and the Puebla Airport. As a result of the acquisition, investments of Ps.34,415 were recognized in Machinery, equipment and improvements to leased buildings through the business combination.

As of December 31, 2024, the Company has several buildings under operating leases for office use. In Note 14.b and 31, the costs and obligations under these leases are disclosed.

8.
Improvements to concession assets - net

As of December 31, 2022, 2023 and 2024, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2022		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2022
Investment:
Improvements to concession assets	Ps.	19,032,526	Ps.	346,931	Ps.	(29,567)	Ps.	2,997,862	Ps.	(241,843)	Ps.	22,105,909
Construction in-progress		5,352,578		4,233,640		—		(2,997,862)		(20,144)		6,568,212
Total investment		24,385,104		4,580,571		(29,567)		—		(261,987)		28,674,121
Accumulated amortization		(7,527,252)		(995,671)		14,068		—		95,227		(8,413,628)
Net amounts	Ps.	16,857,852	Ps.	3,584,900	Ps.	(15,499)	Ps.	—	Ps.	(166,760)	Ps.	20,260,493

	Balance as of January 1, 2023		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2023
Investment:
Improvements to concession assets	Ps.	22,105,909	Ps.	3,466,108	Ps.	(45,609)	Ps.	1,474,633	Ps.	(497,455)	Ps.	26,503,586
Construction in-progress		6,568,212		7,311,966		—		(1,474,633)		(35,647)		12,369,898
Total investment		28,674,121		10,778,074		(45,609)		—		(533,102)		38,873,484
Accumulated amortization		(8,413,628)		(1,578,061)		10,496		—		104,953		(9,876,240)
Net amounts	Ps.	20,260,493	Ps.	9,200,013	Ps.	(35,113)	Ps.	—	Ps.	(428,149)	Ps.	28,997,244

	Balance as of January 1, 2024		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2024
Investment:
Improvements to concession assets	Ps.	26,503,586	Ps.	1,662,838	Ps.	(45,073)	Ps.	7,522,852	Ps.	803,410	Ps.	36,447,613
Construction in-progress		12,369,898		6,917,645		—		(7,522,852)		128,671		11,893,362
Total investment		38,873,484		8,580,483		(45,073)		-		932,081		48,340,975
Accumulated amortization		(9,876,240)		(1,533,638)		35,443		—		(354,224)		(11,728,659)
Net amounts	Ps.	28,997,244	Ps.	7,046,845	Ps.	(9,630)	Ps.	-	Ps.	577,857	Ps.	36,612,316

As of December 31, 2022, 2023 and 2024, the net amounts of improvements to concession assets are:

	Total balance as of
	December 31, 2022		December 31, 2023		December 31, 2024
Net amounts:
Improvements to concession assets	Ps.	13,692,281	Ps.	16,627,346	Ps.	24,718,954
Construction in-progress		6,568,212		12,369,898		11,893,362
Total amounts	Ps.	20,260,493	Ps.	28,997,244	Ps.	36,612,316

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, even though they are not in committed investments in the MDP.

As of December 31, 2022, 2023 and 2024, the balance of machinery, equipment, improvements on leased assets and improvements to concession assets includes investments pending to be paid in Mexican airports of Ps.853,467, Ps.901,486 and Ps.1,193,561, respectively. Construction in-progress relates mainly the building of a taxing runway, new parking building and roads at the Guadalajara airport, rehabilitation of taxiway in Puerto Vallarta airport, the rehabilitation of the runway and SSEI building at the Bajío Airport, the expansion of the New Transit Processing Building at the Tijuana Airport and the, expansion of the taxing runway of the Kingston Airports as well as the expansion of the terminal at the Montego Bay airport.

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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2022, 2023 and 2024:

Acquisition cost	Ps.	16,600,878
assigned to:
Rights to use airport facilities (Note 10):
Runways, aprons, platforms	Ps.	519,057
Buildings		577,270
Other facilities		91,241
Land		930,140
		2,117,708
Airport concessions		13,820,651
Right of use of concessioned assets		662,519
		14,483,170
	Ps.	16,600,878

The original amortization term for the concessions is 49 years. As mentioned in Note 1.a, the concession value was assigned in August 1999, the date in which the amortization term began, and will run through November 2048. As regards the right of use of concession assets, their amortization period will be from January 1, 2025, until the end of the concession.

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
–
The concessionaire must grant free access to specific airport areas to certain Mexican Government agencies so that they may carry out their activities within the airport.
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
b.
Sangster International Airport (MBJ)

As disclosed in Note 1.a, the Company acquired DCA in 2015, which holds a 74.5% stake in MBJA in 2015, located in Montego Bay, Jamaica. MBJA has a concession to operate, maintain and utilize the airport for a period of 30 years, counted as of April 12, 2003. GAP consolidates thus subsidiary since April 2015. However or at the same time on July 26, 2024, it was announced that the modifications to the Concession Contract with the AAJ of the Montego Bay airport, derived from the effects suffered by the Concessionaires during the COVID-19 pandemic, have been signed. The main modification was the concession period, which will expire thirty-one (31) years after the start date of the contract, that is March 2034.

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
–
For the years ended December 31, 2022, 2023 and 2024 the Company recognized as concession taxes USD$14.5 million (Ps.290.9 millions), USD$44.2 million (Ps.784.8 millions) and USD$45.8 million (Ps.837.8 millions), respectively.

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

The NMIA Concession contains the following terms and conditions:

–
Through the Concession agreement, PACKAL is obliged to pay the AAJ a monthly concession tax of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues. On July 26 2024 it was announced a decrease of the monthly concession from 62.01% to 53.22%, enter into force on September 11 2023 until the end of the Concession Agreement. For the years ended December 31, 2022, 2023 and 2024 the Company recognized USD$34.7 million (Ps.697.5 millions), USD$41.3 million (Ps.733.6 millions) and USD$36.4 million (Ps.665.6 millions), respectively.
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

The value of the concessions as of December 31, 2022, 2023 and 2024 is as follows:

	December 31, 2022		December 31, 2023		December 31, 2024
Mexican airport concessions	Ps.	13,820,651	Ps.	13,820,651	Ps.	14,483,170
Concession airport MBJA (fair value on date of acquisition in USD$176,086,000) (1)		3,409,289		2,974,709		3,568,964
Concession airport NMIA (upfront fees on date of acquisition in USD$7,146,500)		138,367		120,729		144,847
Less - accumulated amortization (2)		(7,699,609)		(8,137,101)		(8,574,800)
	Ps.	9,668,698	Ps.	8,778,988	Ps.	9,622,181

(1)
The other airport concession includes translation effect for an amount of Ps.721,260, Ps.269,042 and Ps.887,415 as of December 31, 2022, 2023 and 2024, respectively.
(2)
Amortization includes translation effect for an amount of Ps.(48,701), Ps.(21,141) and Ps.(30,067) as of December 31, 2022, 2023 and 2024, respectively.

The amortization charge for the years ended December 31, 2022, 2023 and 2024, amounts to Ps.483,984, Ps.458,633 and Ps.467,767, respectively.

10.
Rights to use airport facilities

The value of the rights to use airport facilities as of December 31, 2022, 2023 and 2024 was as follows (only Mexican airports):

	December 31, 2022		December 31, 2023		December 31, 2024
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(1,414,208)		(1,470,907)		(1,519,909)
	Ps.	703,500	Ps.	646,801	Ps.	597,799

The amortization charge for the years ended December 31, 2022, 2023 and 2024 amounts to Ps.56,700, Ps. 56,699 and Ps.49,002, respectively.

11.
Other acquired rights

As of December 31, 2022, 2023 and 2024 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term lease contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2022		December 31, 2023		December 31, 2024
Right to operate the charter and general aviation terminal and FBO at San José del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space at Tijuana airport		15,935		15,935		15,935
Right to operate various commercial space, advertising spaces and skywalk services at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space, advertising spaces and skywalk services at Guadalajara airport		93,560		93,560		93,560
Rights to operate cargo operation and hangars in the Tijuana airport polygon(1)		-		399,485		399,485
Right to operate various parking lots		5,673		5,673		5,673
Rights to operate bonded warehouses(2)		-		-		2,212,448
		769,227		1,168,712		3,381,160
Less – accumulated amortization		(337,718)		(354,415)		(513,301)
	Ps.	431,509	Ps.	814,297	Ps.	2,867,859

(1) Derived from the acquisition of IEM, investments were recognized for the rights to lease cargo operation and hangars in the Tijuana airport polygon for Ps.399,845 through the business combination.

(2) As a result of the acquisition of GWTC, rights to operate bonded warehouses in the Guadalajara airport zone were recognized for Ps.2,212,448, through the business combination.

Amortization recognized for the years ended December 31, 2022, 2023 and 2024 amounted to Ps.16,697, Ps.16,697and Ps.158,886, respectively, for each of the three periods. These assets have a useful life until the end of the concession, as their use and operation will continue until the term expires, except for GWTC which ends the useful lives of the asset until 2033.

12.
Income taxes

The Company is subject to income taxes, in accordance with the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income tax rate for the Mexican entities is 30%. With the exception of the airports of Mexicali and Tijuana located in the Border of Mexico with the United States of America, which for year 2019 was 20%, applying the “Decreto de Estímulos Fiscales Región Fronteriza Norte” in which one third of the income tax will be applied and according to the decree published by the Government of Mexico in December 2020, the decree is extended until 2024. The tax rate for MBJA and PACKAL is 25% in Jamaica, as well as for DCA in Spain.

To determine deferred income taxes as of December 31, 2022, 2023 and 2024 the Company applied the enacted tax rates to temporary differences based on their estimated reversal dates in Entities of the Company.

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

The balances of recoverable taxes are comprised as follows:

	December 31, 2022		December 31, 2023		December 31, 2024
Recoverable taxes:
ISR	Ps.	69,326	Ps.	645,868	Ps.	395,304
IVA		516,114		482,353		361,320
Withholding taxes		31,955		20,513		43,418
IMPAC		23,781		1,203		1,203
Corporation taxes		11,515		96,547		185,080
Other		5,430		6,533		24,385
	Ps.	658,121	Ps.	1,253,017	Ps.	1,010,710

c.
Income Tax – Income tax expense (benefit) for the years ended December 31, 2022, 2023 and 2024 consists of the following:

	2022		2023		2024
ISR:
Current	Ps.	3,849,778	Ps.	3,616,811	Ps.	3,989,603
Deferred		(759,566)		(544,721)		(749,301)
	Ps.	3,090,212	Ps.	3,072,090	Ps.	3,240,302

d.
Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2022, 2023 and 2024 is shown below:

	%	2022		%		2023	%	2024
'Income before income taxes		Ps.	12,275,686		Ps.	12,761,690		Ps.	12,115,741
Income tax by applying the weighted average statutory rate (1)	30.0%		3,682,706	28.3%		3,615,812	30.9%		3,634,722
Effects of inflation over monetary assets	(4.5)%		(547,859)	(3.6)%		(454,352)	(4.3)%		(403,499)
(Unrecognized) applied tax loss carryforwards	((0.0)%		(6,105)	(0.2)%		(28,028)	(0.1)%		(2,160)
Employee benefits	(0.1%)		(9,553)	(0.1%)		(17,939)	(0.3%)		(9,243)
Tax rate change	(—%)		-	(—%)		-	0.4%		15,236
Other	(0.2)%		(28,977)	(0.3)%		(43,403)	0.1%		5,246
Effective tax rate	25.2%	Ps.	3,090,212	24.1%	Ps.	3,072,090	26.7%	Ps.	3,240,302

(1)
The tax rate used for the 2022, 2023 and 2024 previous reconciliations above is the average corporate tax rate, respectively payable by corporate entities in Mexico, Jamaica and Spain on taxable profits in accordance with tax laws in these jurisdictions.
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

The net assets for deferred taxes belong to Mexico subsidiaries:

	December 31, 2022		December 31, 2023		December 31, 2024
Deferred ISR asset (liability):
Expected credit loss	Ps.	40,449	Ps.	37,063	Ps.	14,857
Machinery and equipment		122,854		139,178		148,473
Improvements to concession assets		1,037,511		1,293,468		1,363,641
Airport concessions and rights to use airport facilities		5,432,747		5,588,605		5,673,273
Other acquired rights		176,967		183,100		187,441
Derivative financial instruments		(87,067)		(50,231)		(5,420)
Other assets		492		622		899
Tax loss carryforwards		-		28,028		588,177
Employee benefits		66,073		81,562		117,555
Accruals		20,142		36,418		39,819
Net deferred income tax asset	Ps.	6,810,168	Ps.	7,337,813	Ps.	8,128,715

The net deferred income tax liabilities relate to subsidiaries in Mexico and Jamaica:

	December 31, 2022		December 31, 2023		December 31, 2024
Deferred tax (liability) asset:
Trade receivables	Ps.	-	Ps.	4,863	Ps.	8,383
Machinery, equipment and improvements on leased assets		(3,161)		25,309		33,599
Improvements to concession assets		(1,461)		(1,089)		(1,215)
Airport concessions		(528,757)		(394,725)		(1,174,504)
Accruals		44,575		30,468		77,948
Deferred tax liability	Ps.	(488,804)	Ps.	(335,174)	Ps.	(1,055,789)

f.
Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the consolidated statement of financial position are comprised of the following items of the Mexican Companies:

	December 31, 2022		December 31, 2023		December 31, 2024
Tax loss carryforwards	Ps.	392,549	Ps.	431,934	Ps.	465,308
Deductible tax temporary difference		132,089		138,326		142,942
	Ps.	524,638	Ps.	570,260	Ps.	608,250

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

g.
Deferred income tax from tax loss carryforwards – The Company generated tax loss carryforwards in the airport of Los Mochis, Manzanillo, IEM, GAP and CORSA. With respect to tax legislation relating to concessions, such losses will expire in 2048, except for IEM whose losses were originated in 2014 to expire in this fiscal year and GAP that its loss were originated in 2024 and expire until 2034 for their application. Tax losses that can be recovered based on management’s financial projections are recognized as part of the deferred tax asset.

	December 31, 2022		December 31, 2023		December 31, 2024
Tax loss carryforwards	Ps.	1,308,497	Ps.	1,579,920	Ps.	3,418,190
Unrecognized tax loss carryforwards		(1,308,497)		(1,439,780)		(1,551,027)
Recognized tax loss carryforwards	Ps.	-	Ps.	140,140	Ps.	1,867,163

h.
Balances and movements of deferred taxes during the period.

	Balance as of January 1, 2022		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2022
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	30,238	Ps.	10,211	Ps.	—	Ps.	40,449
Machinery, equipment and improvements on leased assets		75,671		47,183		—		122,854
Improvements to concession assets		834,813		202,698		—		1,037,511
Airport concessions and rights to use airport facilities		5,046,004		386,743		—		5,432,747
Other acquired rights		161,316		15,651		—		176,967
Derivative financial instruments		(5,160)		(38,636)		(43,271)		(87,067)
Other assets		459		33		—		492
Tax loss carryforwards		6,104		(6,104)		—		-
Employee benefits		56,313		10,602		(842)		66,073
Accruals		25,128		(4,986)		—		20,142
Total deferred tax asset	Ps.	6,230,886	Ps.	623,395	Ps.	(44,113)	Ps.	6,810,168

	Balance as of January 1, 2023		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2023
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	40,449	Ps.	(3,386)	Ps.	—	Ps.	37,063
Machinery, equipment and improvements on leased assets		122,854		16,324		—		139,178
Improvements to concession assets		1,037,511		255,957		—		1,293,468
Airport concessions and rights to use airport facilities		5,432,747		155,858		—		5,588,605
Other acquired rights		176,967		6,133		—		183,100
Derivative financial instruments		(87,067)		6,876		29,959		(50,232)
Other assets		492		130		—		622
Tax loss carryforwards		-		28,028		—		28,028
Employee benefits		66,073		16,088		(599)		81,562
Accruals		20,142		16,277		—		36,419
Total deferred tax asset	Ps.	6,810,168	Ps.	498,285	Ps.	29,360	Ps.	7,337,813

	Balance as of January 1, 2024		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2024
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	37,063	Ps.	(22,206)	Ps.	—	Ps.	14,857
Machinery, equipment and improvements on leased assets		139,178		9,295		—		148,473
Improvements to concession assets		1,293,468		70,173		—		1,363,641
Airport concessions and rights to use airport facilities		5,588,605		84,668		—		5,673,273
Other acquired rights		183,100		4,341		—		187,441
Derivative financial instruments		(50,232)		16,825		27,987		(5,420)
Other assets		622		277		—		899
Tax loss carryforwards		28,028		560,149		—		588,177
Employee benefits		81,562		33,764		2,229		117,555
Accruals		36,419		3,400		—		39,819
Total deferred tax asset	Ps.	7,337,813	Ps.	760,686	Ps.	30,216	Ps.	8,128,715

	Balance as of January 1, 2022		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2022
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	(1,204)	Ps.	2,935	Ps.	(1,731)	Ps.	-
Machinery, equipment and improvements on leased assets		(27,644)		83,377		(58,894)		(3,161)
Improvements to concession assets		(1,702)		101		140		(1,461)
Airport concessions		(618,567)		48,546		41,264		(528,757)
Accruals		42,485		1,212		878		44,575
Total deferred tax liability	Ps.	(606,632)	Ps.	136,171	Ps.	(18,343)	Ps.	(488,804)

	Balance as of January 1, 2023		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2023
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	-	Ps.	4,863	Ps.	-	Ps.	4,863
Machinery, equipment and improvements on leased assets		(3,161)		1,986		26,484		25,309
Improvements to concession assets		(1,461)		89		283		(1,089)
Airport concessions		(528,757)		42,855		91,177		(394,725)
Accruals		44,575		(3,357)		(10,750)		30,468
Total deferred tax liability	Ps.	(488,804)	Ps.	46,436	Ps.	107,194	Ps.	(335,174)

	Balance as of January 1, 2024		Effects of profit and loss		Acquired in business combinations		Other comprehensive income		Balance as of December 31, 2024
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	4,863	Ps.	2,549	Ps.	-	Ps.	971	Ps.	8,383
Machinery, equipment and improvements on leased assets		25,309		3,234		-		5,056		33,599
Improvements to concession assets		(1,089)		92		-		(218)		(1,215)
Airport concessions		(394,725)		(58,653)		(642,273)		(78,853)		(1,174,504)
Accruals		30,468		41,393		-		6,087		77,948
Total deferred tax liability	Ps.	(335,174)	Ps.	(11,385)	Ps.	(642,273)	Ps.	(66,957)	Ps.	(1,055,789)

13.
Accounts payable

The Company receives credit from its suppliers for 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2022		December 31, 2023		December 31, 2024
Suppliers	Ps.	1,894,474	Ps.	1,808,751	Ps.	2,354,495
Others suppliers		90,021		109,472		182,759
Interest payable		288,457		420,048		456,599
Direct or short term employee benefits		108,987		116,924		165,189
Others		90,352		102,727		661,079
Total	Ps.	2,472,291	Ps.	2,557,922	Ps.	3,820,121

The balance of direct employee benefits corresponding principally of provisions of vacation pay, employee profit sharing, bonuses and others benefits.

14.
Leases Obligations

a.
Lease contracts

The Company leased space for its corporate offices and the lease of utility vehicles and operating vehicles, under a lease agreement. The average lease term is from 1 to 3 years in 2024 and there are options to buy the operating vehicles for a nominal amount at the end of the terms of the lease.

The obligations of the Company stem from financial leases that are guaranteed by the title of the lessors to the leased assets.

b. Future minimum lease payment

The amount of future minimum lease payments as of December 31, 2024 were as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
Less than one year	Ps.	21,523	Ps.	(2,166)	Ps.	19,357

Liabilities for assets in lease long term		21,401		(717)		20,684
Total liabilities for leased assets	Ps.	42,924	Ps.	(2,883)	Ps.	40,041

As of December 31, 2022, 2023 and 2024 the Company recognized Ps.16,098, Ps.17,517 and Ps.17,815, respectively for the amortization of assets for the rights of use.

The interest rates that underlie all obligations under lease agreements are fixed by an average discount interest of 9.38%, 10.36% and 10.71% during the years 2022, 2023 and 2024, respectively. As of December 31, 2022, 2023 and 2024 was recognized Ps.5,391, Ps.4,805 and Ps.3,695, respectively, due interest on the liability for lease in the consolidated statement of profit or loss and other comprehensive income.

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

On February 27, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP-19” with a value of Ps.3,000,000 which were issued at an interest rate TIIE and was swapped to 8.03% fixed rate, until the end of the debt certificates. Changes in fair value were recognized in other comprehensive income in the consolidated statement of profit or loss and other comprehensive income and were presented in the hedge reserve and were recycled to financial expenses to the extent that the interest of the associated debt is recognized and concluded with the maturity and paid of the debt securities in March 2024.

On March 2, 2020, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP 20” with a value of Ps.3,000,000 which were issued at an interest rate TIIE and was swapped to 6.33% fixed rate, until the end of the debt certificates. Changes in fair value are recognized in other comprehensive income in the consolidated statement of profit or loss and other comprehensive income and are presented in the hedge reserve and were recycled to financial expenses to the extent that the interest of the associated debt is recognized and concluded with the maturity and paid of the debt securities in February 2025.

On March 1, 2022, the Company contracted with the Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAP’s) in order to hedge the risk of increasing the 30-day Libor interest rate, currently SOFR 1-month interest rate on two loans held by MBJA in U.S. dollars totaling USD$34.0 million. The USD$4.0 million SOFR 1-month interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan in September 2025. The second loan of USD$30.0 million bearing interest at SOFR 1-month plus 2.85% was swapped at a rate of 1.785% until maturity of the loan in September 2025. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income of profit or loss and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for SOFR 1-month rate.

The financial instruments with Scotiabank to cover the debt securities “GAP 17-2”, “GAP 19” and “GAP 20” were not entered into for speculative purposes and were formally designated and therefore did qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in OCI and profit or loss in the financial instrument of cash flow hedges reserve. The hedging of the “GAP 17” and “GAP 17-2” debt certificates terminated in November 2022, “GAP 19” in March 2024 and “GAP 20 in February 2025, respectively, with the payment.

The main characteristics and the fair value of these derivatives as of December 31, 2022, 2023 and 2024 are as follows:

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2022
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	$3,000.0	February 2019	8.03%	March 2024	Ps.	91,885
Scotiabank	Ps.	$3,000.0	March 2020	6.332%	February 2025		200,812
					Total asset		292,697
Derivatives designated as hedge financial instruments
The Bank of Nova Scotia	USD.	20.0	March 2022	1.59%	April 2025		(14,972)
The Bank of Nova Scotia	USD.	30.0	March 2022	1.7850%	September 2025		(36,233)
Total					Total liability	Ps.	(51,205)

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2023
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	$3,000.0	February 2019	8.03%	March 2024	Ps.	144,096
Scotiabank	Ps.	$3,000.0	March 2020	6.332%	February 2025		23,600
					Total asset		167,696
Derivatives designated as hedge financial instruments
The Bank of Nova Scotia	USD.	12.0	March 2022	1.59%	April 2025		(5,455)
The Bank of Nova Scotia	USD.	30.0	March 2022	1.7850%	September 2025		(21,535)
					Total liability	Ps.	(26,990)

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2024
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	3,000.0	March 2020	6.332%	February 2025		18,256
					Total asset		18,256
Derivatives designated as hedge financial instruments
The Bank of Nova Scotia	USD.	$12.0	March 2022	1.59%	April 2025		(766)
The Bank of Nova Scotia	USD.	$30.0	March 2022	1.7850%	September 2025		(10,724)
					Total liability	Ps.	(11,490)

For the year ended on December 31, 2022 was recognized of Ps.6,765, within finance income as income of the period, due to the net income for its extrinsic value presented net within the finance income. As of December 31, 2022, 2023 and 2024 Ps.130,624, Ps.60,718 and Ps.4,583, respectively as income of the fair value of the coverage for cash flow hedges of the GAP 17-2, GAP 19 and GAP 20 certificates.

The hedge of the variable interest rate started on March 4, 2016. During 2019, hedge was used because the 30-day Libor exceeded the CAP 1 of 1.75%. As of December 31, 2022 the Company recognized an income of Ps.1,228, for the application of hedge in the comprehensive financing result in the interest item.

The hedge of the variable interest, rate generated by the debt securities issued in April 2017, started on May 4, 2017; these stock certificates were placed at a 28-day TIIE variable rate plus 49 basis points, so a SWAP was contracted to convert it to a fixed rate of 7.21%. As of December 31, 2022, an amount of Ps.5,066 was recognized to finance cost, respectively, due to the variation of the TIIE according to the fixed rate agreed in the SWAP, which ended on March 31, 2022 with the maturity and paid of the debt securities.

The hedge of the variable interest rate, generated by the debt securities issued in November 2017, started on February 26, 2019; these stock certificates were placed at a 28-day TIIE variable rate plus 44 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.0315%. As of December 31, 2022, Ps.19,633, was recognized to finance cost, and for December 31, 2022, a financial income Ps.4,295, due to the variation of the TIIE according to the agreed fixed rate of the SWAP which ended on November 3, 2022, with the expiration and payment of the stock certificates.

The hedge of the variable interest rate, generated by the debt securities issued in March 2019, started on February 27, 2019; these stock certificates were placed at a 28-day TIIE variable rate plus 45 basis points, so a SWAP was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2022, Ps.25,707, was recognized to finance cost, and for December 31, 2022, 2023 and 2024, a financial income of Ps.14,909, Ps.101,504 and Ps.23,715, respectively due to the variation of the TIIE according to the agreed fixed rate of the SWAP and concluded with the payment of principal on March 22, 2024.

The hedge of the variable interest rate, generated by the debt securities issued in February 2020, started on March 2, 2020; these stock certificates were placed at a 28-day TIIE variable rate plus 17 basis points, so a SWAP was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2022, 2023 and 2024 an amount of Ps.45,669, Ps.152,487 and Ps.146,711, respectively were recognized as finance income and as of December 31, 2022, a financial expense of Ps.4,158, due to the variation of the TIIE according to the agreed fixed rate of the SWAP.

On March 1, 2022, the Company contracted Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the 30-day Libor interest rate, currently SOFR 1-month, on two loans held by MBJA in U.S. dollars totaling USD$34.0 million. The USD$4.0 million SOFR 1-month interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$30.0 million bearing interest at SOFR 1-month plus, 2.85% was swapped at a rate of 1.785% until maturity of the loan. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for SOFR 1-month. As of December 31, 2022, a financial expense of USD$0.2 million (Ps.355) and as of December 31, 2023 and 2024, a financial income of USD$0.1 million and USD$0.1 million, respectively were recognized due to the variation of the SOFR 1-month according to the agreed fixed rate of the SWAP.

16.
Bank Loans and issuance of Debt Securities
a.
Bank Loans

The Company issued debt securities in Mexico to finance capital investments and refinance debt maturities, in addition to contracting bank loans for business acquisitions and for the financing of investments in airports located in Jamaica. The totality of the credits contracted with banking institutions and third parties are described below:

	December 31 2022		December 31 2023		December 31 2024
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10,936,000, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14% per annum and semi-annual instalments.	Ps.	211,754	Ps.	184,762	Ps.	221,671
In February 2009, MBJA signed a simple unsecured loan with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. The interest rate was set at 8%. The loan does not have an expiration date, no payments on account of capital have been made.		9,874		8,616		10,337
On December 28, 2017, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$40,000,000. The loan bears interest at SOFR 1-month plus 280 basis points for a period of 7 years from this disposition and semi-annual instalments. As of December 31, 2024 the balance amounted to USD$4.0 million.		387,230		202,722		81,073
On September 3, 2020, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$30,000,000. The loan bears interest at SOFR 1-month plus 310 basis points for a period of 5 years from this disposition and semi-annual instalments. On September 3, 2023, the last dispose of USD$30,000,000 was made. As of December 31, 2023 the balance amounted to USD$60,000,000.		580,845		1,013,610		1,216,098
On March 18, 2022, GAP refinanced with Bank of Nova Scotia the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a four-years maturity. The loan bears interest at a fixed annual interest rate of 2.64%.		1,849,023		1,613,329		1,935,623
On March 18, 2022, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a four-years maturity. The loan bears interest at a fixed annual interest rate of 2.45%.		1,849,023		1,613,329		1,935,623
On November 7, 2022, GAP signed a simple unsecured loan with Scotiabank for Ps.1,500,000 for a period of 12 months with a possible extension of 6 months a variable interest rate 28 days TIIE plus 38 basis points, the payment of the principal will be at maturity.		1,500,000		—		—
On June 7, 2024, GAP refinanced a simple unsecured loan with Citibanamex for Ps.1,500,000 for a period of 18 months a variable interest rate 28 days TIIE plus 24 basis points, the payment of the principal will be at maturity.		1,500,000		1,500,000		1,500,000
On July 10, 2024, GAP refinanced the simple loan with Citibanamex for Ps.1,000,000 with a 12-month maturity, bearing interest at a variable rate of 28-day TIIE plus 18 basis points.		—		1,000,000		1,000,000
On September 26, 2024, GAP refinanced the simple loan agreement with Citibanamex for USD$40,000,000 with a maturity of 6 months, bearing interest at a variable rate of SOFR plus 25 basis points, with payment of principal at maturity.		—		675,740		810,732
On October 18, 2024, GAP refinanced the simple loan agreement with Santander for Ps.1,500,000 with a 12-month maturity, bearing interest at a variable rate of 28-day TIIE plus 38 basis points, with payment of principal at maturity.		—		1,500,000		1,500,000
On June 20, 2024, GAP signed a simple credit agreement with BBVA México, S.A., for Ps.875,000, maturing in 12 months, bearing interest at a variable rate of 28-day TIIE plus 20 basis points, with payment of principal at maturity on June 19, 2025, with no commissions.		—		—		875,000
Total unpaid balance of bank loans and long-term debt		7,887,749		9,312,108		11,086,157
Less - Current portion		(1,654,891)		(4,830,316)		(6,982,903)
Long-term portion	Ps.	6,232,858	Ps.	4,481,792	Ps.	4,103,254

b)
Issuance of Debt Securities

	December 31 2022	December 31 2023	December 31 2024
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps.1,500,000 under the name "GAP 15-2" at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.	1,500,000	1,500,000	1,500,000
Unsecured debt securities issued in the Mexican market on March 29, 2019, for Ps.3,000,000 under the "GAP 19" name, at a variable interest rate of 28-day TIIE plus 45 basis points for a period of five years. As of December 31, 2024, the TIIE rate is 10.2440%.	3,000,000	3,000,000	—
Unsecured debt securities issued in the Mexican market on February 13, 2020, for Ps.3,000,000 under the "GAP 20" name, at a variable interest rate of 28-day TIIE plus 17 basis points for a period of five years. As of December 31, 2024, the TIIE rate is 10.2440%	3,000,000	3,000,000	3,000,000
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps.602,000 under the "GAP 20-2" name, at a variable interest rate of 28-day TIIE plus 85 basis points for a period of three years, which one was paid on June 22, 2023.	602,000	—	—
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps.3,598,000 under the "GAP 20-3" name, at a fixed interest rate of 8.14% for a period of seven years.	3,598,000	3,598,000	3,598,000
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.2,500,000 under the "GAP 21" name, at a variable interest rate of 28-day TIIE plus 60 basis points for a period of four years. As of December 31, 2024, the TIIE rate is 10.2440%.	2,500,000	2,500,000	2,500,000
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.3,000,000 under the "GAP 21-2" name, at a fixed interest rate of 7.91% for a period of seven years.	3,000,000	3,000,000	3,000,000
Green debt securities with unsecured guarantee, issued in the Mexican market on October 15, 2021, for 5-year with ticker symbol “GAP21V”, for Ps.1,500,000. Interest payable every 28 days at a variable rate of TIIE-28 plus 25 basis points; the payment of the principal will be at maturity, on October 9, 2026, with the option of early amortization. As of December 31, 2024, the TIIE rate is 10.2440%.	1,500,000	1,500,000	1,500,000
Unsecured 5-year debt securities issued in the Mexican market on March 17, 2022, for Ps.2,000,000 under the “GAP 22” name, at a variable rate of TIIE-28 plus 18 basis points for a period of five years. As of December 31, 2024, the TIIE rate is 10.2440%.	2,000,000	2,000,000	2,000,000
Unsecured debt securities issued in the Mexican market on March 17, 2022, for Ps.3,000,000 under the "GAP 22-2" name, at a fixed interest rate of 9.67% for a period of ten years.	3,000,000	3,000,000	3,000,000
Unsecured debt securities issued in the Mexican market on September 26, 2022, for Ps.2,757,588 under the "GAP 22L" name, at a variable rate of TIIE-28 plus 26 basis points for a period of five years. As of December 31, 2024, the TIIE rate is 10.2440%.	2,757,588	2,757,588	2,757,588
Unsecured 5-year debt securities issued in the Mexican market on March 27, 2023, for Ps.1,120,000 under the “GAP 23-L” name, at a variable rate of TIIE-28 plus 2 basis points for a period of four years. As of December 31, 2024, the TIIE rate is 10.2440%.	—	1,120,000	1,120,000
Unsecured debt securities issued in the Mexican market on March 27, 2023, for Ps.4,280,000 under the "GAP 23-2L" name, at a fixed interest rate of 9.65% for a period of seven years.	—	4,280,000	4,280,000
Unsecured notes, issued in the Mexican market on March 20, 2024, for Ps.1,384,868 under the ticker “GAP 24-L”, at a variable interest rate of 28-day TIIE plus 25 basis points, for a term of 3 years. As December 31, 2024, the value of the TIIE rate is 10.2440%.	—	—	1,384,868

Debts Certificates, issued in the Mexican market on March 20, 2024, for Ps.1,615,132 under the ticker “GAP 24-2L”, interest payable every 182 days at a fixed interest rate of 9.94% for a period of seven years.		—		—		1,615,132
Debts Certificates, issued in the Mexican market on September 5, 2024, for Ps.5,648,134 under the ticker “GAP 24”, at a variable interest rate of 28-day TIIE plus 60 basis points, for a term of 5 years. As December 31, 2024, the value of the TIIE rate is 10.2440%.		—		—		5,648,134
Total unpaid balance of long-term debt		26,457,588		31,255,588		36,903,722
Less - Current portion		(602,000)		(3,000,000)		(7,000,000)
Long-term portion	Ps.	25,855,588	Ps.	28,255,588	Ps.	29,903,722

The resources obtained during 2024 from the issuance of the long-term debt securities were used for the payment of the principal amount of Ps.3,000,000 of the “GAP 19” debt securities issued on March 27, 2019 and maturing on March 22, 2024 and the “GAP 15” debt securities issued on February 20, 2015 and maturing on February 7, 2025 in the amount of Ps.1,500,000.

The debt previously described, matures as follows:

Year	Amount
2025	Ps.	13,982,903
2026		9,248,833
2027		6,982,868
2028		3,000,000
2029		5,648,134
Thereafter		9,127,141
	Ps.	47,989,879

As of December 31, 2022, 2023 and 2024, debts are payable by the following companies:

	At December 31, 2022
Company	Current		Long-Term		Total
GAP	Ps.	2,102,000	Ps.	31,053,634	Ps.	33,155,634
MBJA		154,891		1,034,812		1,189,703
Total	Ps.	2,256,891	Ps.	32,088,446	Ps.	34,345,337

	At December 31, 2023
Company	Current		Long-Term		Total
GAP	Ps.	7,000,000	Ps.	32,157,986	Ps.	39,157,986
MBJA		830,316		579,394		1,409,710
Total	Ps.	7,830,316	Ps.	32,737,380	Ps.	40,567,696

	At December 31, 2024
Company	Current		Long-Term		Total
GAP	Ps.	12,685,732	Ps.	33,774,967	Ps.	46,460,699
MBJA		1,297,171		232,009		1,529,180
Total	Ps.	13,982,903	Ps.	34,006,976	Ps.	47,989,879

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

As a result of the issuance of the debt securities, the Company has covenants which have been fulfilled during 2022, 2023 and 2024. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized as part of interest expense, using the effective interest rate method over the term of each transaction. These costs include commissions and professional fees.

c)
Reconciliation of liabilities arising from financing activities

									Non-cash changes
	Balance as of January 1, 2023		Repayments on bank loans and payments of debt securities		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2023
Debt securities current portion	Ps.	2,256,892	Ps.	(2,244,132)	Ps.	—	Ps.	2,715,459	Ps.	(552,569)	Ps.	5,654,576	Ps.	—	Ps.	—	Ps.	7,830,226
Long-term borrowings		6,232,858		—		—		1,000,000		(96,490)		(2,654,576)		—		—		4,481,792
Debt securities		25,855,588		—		5,400,000		—		—		(3,000,000)		—		—		28,255,588
Derivative financial instruments (Note 15)		(241,492)		—		—		—		—		—		-		100,786		(140,706)
Total	Ps.	34,103,846	Ps.	(2,244,132)	Ps.	5,400,000	Ps.	3,715,459	Ps.	(649,059)	Ps.	—	Ps.	-	Ps.	100,786	Ps.	40,426,900

									Non-cash changes
	Balance as of January 1, 2024		Repayments on bank loans and payments of debt securities		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2024
Debt securities current portion	Ps.	7,830,226	Ps.	(7,929,881)	Ps.	—	Ps.	5,658,480	Ps.	99,565	Ps.	8,324,513	Ps.	—	Ps.	—	Ps.	13,982,893
Long-term borrowings		4,481,792		—		—		-		945,975		(1,324,513)		—		—		4,103,254
Debt securities		28,255,588		—		8,648,134		—		—		(7,000,000)		—		—		29,903,722
Derivative financial instruments (Note 15)		(140,706)		—		—		—		—		—		-		133,940		(6,766)
Total	Ps.	40,426,900	Ps.	(7,929,881)	Ps.	8,648,134	Ps.	5,658,480	Ps.	1,045,540	Ps.	—	Ps.	-	Ps.	133,940	Ps.	47,983,103

									Non-cash changes
	Balance as of January 1, 2022		Repayments on bank loans and payments of debt securities		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2022
Debt securities current portion	Ps.	3,964,668	Ps.	(3,964,668)	Ps.	—	Ps.	1,500,000	Ps.	—	Ps.	756,892	Ps.	—	Ps.	—	Ps.	2,256,892
Long-term borrowings		5,196,240		(3,874,339)		—		5,372,783		(306,934)		(154,892)		—		—		6,232,858
Debt securities		18,700,000		—		7,757,588		—		—		(602,000)		—		—		25,855,588
Derivative financial instruments (Note 15)		(18,324)		—		—		—		—		—		(6,756)		(216,412)		(241,492)
Total	Ps.	27,842,584	Ps.	(7,839,007)	Ps.	7,757,588	Ps.	6,872,783	Ps.	(306,934)	Ps.	—	Ps.	(6,756)	Ps.	(216,412)	Ps.	34,103,846

17.
Retirement employee benefits
a.
Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps.12,496, Ps.15,860 and Ps.24,961 in 2022, 2023 and 2024, respectively.

In Jamaica, the Company operates a defined contribution pension plan, which is managed by an independent trust. The Company has no further obligation other than its contribution mandated under the plan. The pension plan is financed primarily by payments from employees and the Company.

b.
Defined benefit plans – According to the Federal Labor Law in Article 162, the Company is required to pay in Mexico a seniority premium as post employment benefits if an employee leaves and if have at least 15 years of service, which consist of a payment of 12 days per worked year based on the last salary, not to exceed twice the legal minimum wage established by law. The present value of the retirement benefit obligation and the current service cost and past service costs were calculated by independent experts using the projected unit credit method.

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

The amount included in the consolidated statement of financial position arising from the obligation of the Company for defined benefit plans on December 31, 2022, 2023 and 2024 is as follows:

	2022		2023		2024
Present value of defined benefit obligations	Ps.	216,908	Ps.	280,423	Ps.	353,509

The table below shows the movements in the present value of defined benefit obligations:

	2022		2023		2024
Opening defined benefit obligation	Ps.	193,126	Ps.	216,908	Ps.	280,423
Service cost recognized in net income		35,530		51,452		68,020
New measurement losses / (gains):
Actuarial losses (gains) resulting from changes in financial and demographic assumptions		(8,802)		15,932		(10,201)
Benefits paid		(2,946)		(3,869)		15,267
Ending defined benefit obligation	Ps.	216,908	Ps.	280,423	Ps.	353,509

Below are the amounts for the years ended December 31, 2022, 2023 and 2024 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2022		2023		2024
Current service labor cost	Ps.	20,213	Ps.	22,352	Ps.	36,997
Interest cost		15,999		30,273		30,834
Actuarial (gains) losses		(682)		(1,173)		189
Components of defined benefit costs recognized in net income (Note 24)		35,530		51,452		68,020
Benefits paid		(2,946)		(3,869)		15,267
Measurement of net defined benefit liability:
Actuarial losses arising from changes in financial and demographic assumptions recognized in other comprehensive income		(8,802)		15,932		(10,201)
Total recognized as employee benefit cost	Ps.	23,782	Ps.	63,515	Ps.	73,086

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2022	2023	2024
Discount of the projected benefit obligation at present value	10.2%	9.7%	10.7%
Salary increase	6.0%	5.3%	6.2%
Remaining labor life	15.7 years	15.9 years	16.4 years
Inflation	5.8%	3.80%	4.2%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the operating cost, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps.26,328.

Assumptions related to expected mortality are based on statistics and experience of the Mexican population. The average life expectancy of an individual retiring at age 65 is 17 years for men and 19 years for women (Demographic Mortality Experience for Active people, EMSSA 2009).

18.
Equity
a.
As of December 31, 2022, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	435,456,340	Ps.	6,967,905
Series BB	76,845,237		1,229,631
Total	512,301,577	Ps.	8,197,536

b.
As of December 31, 2023, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	429,485,845	Ps.	6,967,905
Series BB	75,791,619		1,229,631
Total	505,277,464	Ps.	8,197,536

c.
As of December 31, 2024, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	429,485,845	Ps.	1,015,232
Series BB	75,791,619		179,158
Total	505,277,464	Ps.	1,194,390

As of December 31, 2024, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

Each share of Series “B” and “BB” gives the holder the right to one vote at any Ordinary Shareholders’ Meeting. According to the Company’s bylaws, shareholders of Series “B” shares either individually or jointly with their related parties, cannot hold more than 10% of the total outstanding common stock of the Company, and therefore are prohibited from exceeding such limits by participating through trusts, agreements, social pacts or bylaws, pyramid schemes or any other mechanism that provides a larger share than legally allowed. Additionally, the Company’s bylaws provide that if a person individually or jointly with its related parties, acquires a percentage of shares exceeding the limits of participation previously mentioned, the person or group of persons will be required to sell the excess over what is allowed through a public offering, during which time, the shares owned over the 10% threshold by such individuals will not have voting rights and cannot be represented in any Shareholders’ Meeting. Furthermore, the shareholders of Series “BB” shares, either individually or jointly with their related parties, may also be owners of shares of Series “B” shares, regardless of the shares they hold in the aggregate of Series “B” and Series “BB”. However, for those shareholders of the Series “BB” shares, their votes will be limited to no more than 10% of the voting common stock, and any additional participation is required to vote in the same way of the majority of the votes in any Shareholders’ Meeting.

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

The members of the Board of Directors appointed by the Shareholders of the Series “BB” will have the ability to make the following valid designations: (i) upon consultation with the Company’s Nomination and Compensation Committee, appointment and dismissal of the Chief Executive Officer and the top-level executive officers; (ii) appointment of three of the six members of the Operating Committee and three alternates, and the number of members and their alternates to the Audit Committee, including the acquisition, nominations and compensation corresponding to 20% (twenty percent) of the total members, with the understanding that there will be at least one member and alternate, for each of them, iii) in the creation and determination of the Operating Committee whom are not part of the Company, members of the Board of Directors or the Company’s officers. In the case of the Audit Committee, the legal requirements of independence are also met.

d.
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
e.
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
f.
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
g.
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
h.
On April 13, 2023, in an Annual Shareholders’ Meeting, the Shareholders approved the proposal of cancellation of the remnant of the repurchase fund reserve, approved in an Ordinary General Shareholders’ Meeting held on April 22, 2022 for an amount of Ps.499,486, as well as, approval a maximum amount of resources allocated for the repurchase of the Company’s own shares of Ps.2,500,000 during the 12 months after April 13, 2023, in accordance with Article 56 of the Securities Market Law. From the approved amount, no shares have been repurchased.
i.
On April 13, 2023, the General Extraordinary Shareholders’ Meeting approved to cancel of 7,024,113 stock shares of the Company that was in treasury.
j.
On May 23, 2023, the Ordinary Shareholders’ Meeting approved the ratification, appointment, and designation of the board of directors.
k.
In an Ordinary Stockholders’ Meeting held on April 25, 2024, the Shareholders approved the cancellation of the remnant of the repurchase fund not exercised and approved in an Ordinary General Stockholders’ Meeting held on April 13, 2023, for an amount of Ps.2,500,000. As well as approval a maximum amount for the repurchase of the Company’s own shares or debt securities representing such shares an amount of Ps.2,500,000, during the 12 months after April 25, 2024, in accordance with Article 56 section IV of the Securities Market Law. From the approved amount in fiscal year 2024, no shares have been repurchased.
l.
In a General Extraordinary Stockholders’ Meeting held on April 25, 2024, the Shareholders approved: i) a capital reduction of Ps.13.86 per outstanding share to be paid in the following 12 months. The Shareholder’s Meeting was informed that, as a consequence, all the necessary corporate legal procedures were carried out, as well the reform to Article Six of the Bylaws of the Company that derive from the approvals, to read as follows: “The Capital Stock will be variable. The fixed minimum part of the Capital Stocks is Ps.1,194,390, represented by 505,277,464 shares, registered of Class I and without value expression, fully subscribed and paid”. The first payment of Ps.3,501,573 was made on July 23, 2024, the second payment of Ps.3,501,573 was made on November 26, 2024.
m.
General Corporate Law requires that at least 5% of the unconsolidated net income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2022, 2023 and 2024, the legal reserve, in nominal pesos, was Ps.34,076, Ps.478,185 and Ps.920,187, respectively, corresponding to 0.42%, 5.83% and 77.0%, of the common stock, respectively.

n.
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
o.
The balances of Shareholders’ equity tax accounts as of December 31, 2022, 2023 and 2024 were as follows:

	2022		2023		2024
Contributed capital account	Ps.	23,197,291	Ps.	24,278,285	Ps.	18,174,333
Net tax income account		12,516,766		12,008,787		21,892,344
Stockholders equity tax account	Ps.	35,714,057	Ps.	36,287,072	Ps.	40,066,677

p.
In years 2022, 2023 and 2024 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA, MBJA and PACKAL from functional currency (euro and US dollar respectively) to the reporting currency (Mexican peso), the effects of the remeasurements of the employee benefit, the net income tax and the reserve for cash flow hedges financial instruments.
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

On May 2, 2024, the Board of Directors of MBJA approved to declare dividends from retained earnings in the amount of USD$30.0 million, which was distributed to DCA USD$22.35 million and to Vantage USD$7.65 million, the first payment of USD$15.0 million (Ps.189,416 an exchange rate of Ps.16.9500 and Ps.64,834 an exchange rate of Ps.16.9500), respectively, was made on May 31, 2024. The second payment of USD$15.0 million (Ps.218,885 an exchange rate of Ps.19.5870 and Ps.74,920 an exchange rate of Ps.19.5870), respectively, was made on September 27, 2024.

On June 20, 2024 the Company acquired 51.5% of the shares of GWTC, the remaining 48.5% belongs to prior Shareholders, as a non-controlling interest.

The following table summarizes the information relating to DCA and GWTC that has material NCI, before any intra-group elimination as of December 31:

	2022		2023		2024
NCI percentage	25.5%		25.5%		25.5%
Non-current assets	Ps.	5,836,193	Ps.	5,338,641	Ps.	6,459,629
Current assets		1,689,382		2,282,766		2,993,368
Non-current liabilities		(2,377,104)		(2,336,742)		(3,031,873)
Current liabilities		(485,025)		(724,416)		(975,452)
Net assets		4,663,446		4,560,249		5,445,672
Net assets attributable to NCI	Ps.	1,189,179	Ps.	1,162,863	Ps.	2,275,940

	2022		2023		2024
Revenues	Ps.	2,493,000	Ps.	2,811,173	Ps.	3,626,664
Profit / (loss)		675,792		575,248		802,252
OCI		(405,354)		(629,243)		481,171
Total comprehensive income		270,438		(53,995)		1,283,423
Profit / (loss) allocated to NCI		172,327		146,688		263,282
OCI allocated to NCI	Ps.	(29,617)	Ps.	(77,868)	Ps.	115,438

	2022		2023		2024
Net cash provided by operating activities		788,265		1,211,479		897,222
Net cash provided by investment activities		(204,114)		(330,259)		(385,817)
Net cash used in financing activities		(234,336)		144,613		(436,119)
Net increase (decrease) in cash and cash equivalents	Ps.	349,815	Ps.	1,025,833	Ps.	75,286

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

Complementary services are ramps and handling services, catering, maintenance and repairs, and traffic and dispatch services. Commercial services include services that are not essential for the operation of an airport; therefore, these revenues are not regulated by MT, lease of space to retailers, VIP Lounges, Publicity, Convenience Store , lodging services, and other miscellaneous income.. Since July 1°, 2024, the Company recognized revenues from handling storage and custody services in facilities considered as bonded warehouses.

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

During the periods ended December 31, 2022, 2023 and 2024, compliance with the TM by the Company’s Mexican airports were 96.1%, 96.0% and 92.5%, respectively.

The table below presents a summary for the years ended December 31, 2022, 2023 and 2024, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SICT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fees charged to third parties for complementary services are classified as airport services.

	2022		2023		2024
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	1,262,276	Ps.	1,406,936	Ps.	1,468,350
Charges for not canceling extended stay reservations		10,102		27,774		16,187
Parking on embarking/disembarking platform		147,775		172,395		210,956
Parking on extended stay or overnight platform		130,002		132,556		143,719
Passenger walkways and shuttle buses		36,646		38,383		38,510
Airport security charges		517,402		569,599		613,821
Airport real estate services to airlines:
Leasing of hangars to airlines		31,470		31,072		33,416
Leasing of shops, warehouses and stockrooms to airlines (operating)		6,252		7,148		7,366
Leasing of space and other terminal facilities to airlines within the terminal (operating)		72,975		70,152		80,467
Leasing of land and other surfaces to airlines outside the terminal (operating)		11,308		8,619		9,063
Leasing of check-in desks and other terminal space		5,132		5,366		5,316
Leasing of desks and other terminal space for ticket sale		2,187		2,165		6,115

Airport passenger services:
Domestic passenger charges		6,753,767		7,784,766		7,154,755
International passenger charges		7,689,784		8,276,384		8,520,174
Airport real estate services and rights of access to other operators		100,864		109,983		117,424
Complementary services:
Catering services		31,647		39,337		52,113
Other third-party ramp services rendered to airlines		160,196		188,772		214,253
Traffic and/or dispatch		39,123		44,759		48,773
Fuel supply or removal		314,642		335,941		353,595
Third-party airplane maintenance and repair		13,184		15,288		15,694
Total aeronautical services (regulated revenues included in the maximum rate)		17,336,734		19,267,395		19,110,067

Regulated revenues not included in the maximum rate:
Car parking charges		548,862		706,923		696,958
Recovery of cost over aeronautical services		133,163		134,753		130,028
Recovery of cost over non-aeronautical services		90,257		93,802		108,732
Total regulated revenues not included in the maximum rate		772,282		935,478		935,718
Total regulated revenues		18,109,016		20,202,873		20,045,785

	2022		2023		2024
Unregulated revenues(1)
Commercial concessions:
Retail operations		398,956		500,449		531,302
Food and beverages		484,804		617,302		835,559
Duty free		584,218		600,300		628,769
VIP lounges		65,593		74,523		136,348
Financial services		59,479		60,885		62,927
Communications and networks		13,770		13,890		15,199
Car rentals		471,340		526,202		750,708
Commercial leasing		24,797		20,016		13,130
Advertising		104,830		149,244		179,104
Time sharing developers		237,783		225,927		241,398
Leasing of space to airlines and other complementary service providers (non-operating)		148,100		205,381		214,273
Lease outside the terminal		96,041		111,031		68,262
Convenience store		315,788		494,665		569,556
VIP Lounges operated directly		374,038		432,481		513,655
Royalties		7,141		2,277		-
Cargo operation and bonded warehouse		-		-		837,165
Hotel Operation		-		-		83,335
Revenues from sharing of commercial activities:
Retail operations		215,055		197,718		158,882
Food and beverages		293,713		385,580		324,656
Duty free		127,072		161,180		120,241
Financial services		31,518		41,736		31,538
Car rentals		70,374		84,023		60,105
Access fee for ground transportation		109,552		122,249		128,500
Non-airport access fees		45,187		32,557		16,621
Other leases		25,197		42,598		52,781
Services rendered to ASA		3,081		2,891		2,825
Various commercial-related revenues		117,529		124,846		159,209
Total unregulated revenues		4,424,956		5,229,951		6,736,048
Total of Non-aeronautical services(2)		5,197,238		6,165,429		7,671,766
Total aeronautical and non-aeronautical services	Ps.	22,533,972	Ps.	25,432,824	Ps.	26,781,833

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

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made by the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2022, 2023 and 2024 accounted for Ps.4,846,404, Ps.7,791,320 and Ps.6,832,541, respectively.

The revenues of the Company recognized as of December 31, 2022, 2023 and 2024 transferred at a point in time were Ps.17,096,616, Ps.19,115,716 and Ps.18,863,430, respectively and the revenues for services transferred over time was Ps.5,437,356, Ps.6,317,108 and Ps.7,918,404, respectively, which originated from the leasing of commercial spaces.

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

Other commercial services

The Company provides other services such as handling, storage and custody of foreign trade merchandise in facilities considered as bonded warehouses obtained through a concession granted by the Ministry of Finance and Public Credit, other handling and storage services, lodging services, structural, functional and superficial evaluation services of pavements.

Revenue is recognized when the services are rendered, since it is when the services are completed that the consideration is receivable.

21.
Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2022, 2023 and 2024 were comprised of the following:

	2022		2023		2024
Depreciation	Ps.	728,860	Ps.	851,577	Ps.	1,214,148
Amortization		1,584,461		1,694,125		1,846,891
	Ps.	2,313,321	Ps.	2,545,702	Ps.	3,061,039

22.
Employee Cost

Employee Cost for the years ended December 31, 2022, 2023 and 2024 was comprised of the following:

	2022		2023		2024
Wages and salaries	Ps.	900,596	Ps.	1,102,323	Ps.	1,301,962
Other remunerations		133,237		164,011		208,105
Social benefits		116,581		154,563		209,158
Severance payments		13,401		16,901		12,265
Labor union fees		22,183		24,202		25,576
Taxes on employee benefits		19,987		30,064		38,715
PTU		56,531		96,455		146,802
Retirement employee benefits		35,530		51,452		68,966
Others		75,218		84,490		114,409
	Ps.	1,373,264	Ps.	1,724,461	Ps.	2,125,958

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

Cost of improvements to concession assets are comprised of the following as of December 31, 2022, 2023 and 2024:

	2022		2023		2024
Cost of improvements to concession assets	Ps.	4,846,404	Ps.	7,791,320	Ps.	6,832,541

24.
Other income – net

Other expenses (incomes) are comprised of the following as of December 31, 2022, 2023 and 2024:

	2022		2023		2024
Recovery insurance	Ps.	(4,946)	Ps.	(6,295)	Ps.	(12,971)
Sale of fixed assets		(7,001)		(5,365)		(87,880)
Cancellation of non-eligible liabilities and provisions		(17,784)		(24,948)		(25,220)
Other income		(36,515)		(27,724)		(102,467)
Total other income		(66,246)		(64,332)		(228,538)

Repair of damage from natural disasters		3,105		18,262		4,857
Cost of retirement and disposal of fixed assets		21,382		5,339		45,890
Other expenses		15,331		24,855		72,715
Total other expenses		39,818		48,456		123,462
Other expense (income) – Net	Ps.	(26,428)	Ps.	(15,876)	Ps.	(105,076)

25.
Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2022, 2023 and 2024:

	2022		2023		2024
Interest income from cash equivalents	Ps.	677,542	Ps.	1,094,923	Ps.	1,086,019
Interest on recovered taxes		45,489		43,655		2,997
Gain on derivative financial instruments		6,765		-		-
Gain in interest hedge		64,942		253,991		170,426
Other		41,251		10,395		29,829
Total finance income		835,989		1,402,964		1,289,271
Interest cost from bank loans		(210,335)		(679,027)		(786,038)
Interest cost from hedges		(54,633)		-		-
Loss in market value		(4,069)		-		-
Other financing costs		(73,231)		(70,478)		(85,413)
Interest cost for debt securities		(2,113,650)		(2,689,771)		(3,232,972)
Total finance cost		(2,455,918)		(3,439,276)		(4,104,423)
Exchange gain		1,229,799		2,077,806		1,636,929
Exchange loss		(1,148,379)		(2,418,517)		(1,756,680)
Exchange (loss) gain - Net		81,420		(340,711)		(119,751)
Finance cost - Net	Ps.	(1,538,509)	Ps.	(2,377,023)	Ps.	(2,934,903)

26.
Commitments

a.
On December 12, 2019, for Mexico’s airports, the SICT approved to the Company the MDP for the period 2020-2024. In August 2020, the Company presented to the Aeronautical Authority an adjustment proposal for the extraordinary review of the MDP due to the negative effects of the COVID-19 pandemic, postponing investment that were scheduled to conclude in 2024, now will end in 2026, which was authorized by authority in November 2020.
b.
On August 27, 2024 for the airports in Mexico, the SICT authorized the Company the MDP for the period 2025-2029.

Below are shown the investments committed through the period:

Year	Committed amount
2025	Ps.	10,946,670
2026		7,360,817
2027		8,788,093
2028		6,852,096
2029		9,237,283
	Ps.	43,184,959

The committed amounts above are expressed in pesos of purchasing power as of December 31, 2022.

c.
In the same way AAJ approved the committed investments of the MDP for USD$111.7 million for MBJA and USD$101.4 million for PACKAL, through the 2020-2024 period. In December 2020, the AAJ granted MBJA and PACKAL the capital investment deferral for 2020 so it can start in June 2021. During 2022, 2023 and 2024, MBJA made investments for USD$5.5 million, USD$11.6 million and USD$12.5 million, respectively, and PACKAL for USD$1.0 million, USD$2.6 million and USD$22.4 million, respectively, in 2022, 2023 and 2024.
d.
In March 2022, the Federal Civil Aviation Agency (AFAC) authorized 100% compliance with the MDP during 2021.
e.
In March 2023, the Federal Civil Aviation Agency (AFAC) authorized 100% compliance with the MDP during 2022.
f.
In March 2024, the AFAC authorized 100% compliance with the MDP for fiscal year 2023.
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

Also, on March 27, 2024, the Municipal Authority required the airport to pay the property tax in the amount of Ps.31,450 million for the fiscal year 2019. This new requirement has already been challenged by the Company for the same reasons for which the federal lawsuit was resolved in favor of the airport.

b)
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

The following are the results, assets and liabilities by segments for the years ended December 31, 2022, 2023 and 2024:

December 31, 2022	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	4,562,120	Ps.	2,690,693	Ps.	2,278,063	Ps.	2,711,345	Ps.	1,689,682	Ps.	457,013	Ps.	760,779	Ps.	2,187,039	Ps.	17,336,734	Ps.	—	Ps.	—	Ps.	17,336,734
Non-aeronautical services		877,101		532,955		524,261		1,093,300		693,603		79,181		154,845		415,586		4,370,832		826,406		—		5,197,238
Improvements to concession assets		2,474,815		751,422		523,993		624,893		109,715		74,231		33,868		253,467		4,846,404		—		—		4,846,404
Total revenues		7,914,036		3,975,070		3,326,317		4,429,538		2,493,000		610,425		949,492		2,856,092		26,553,970		826,406		—		27,380,376
Total intersegment revenues		—		—		—		—		—		—		—		—		—		8,894,827		(8,894,827)		—
Income from operations		3,897,415		2,227,358		1,992,568		2,739,855		1,122,272		275,292		605,139		676,820		13,536,720		9,172,302		(8,894,827)		13,814,195
Interest income		133,432		118,479		79,159		68,588		31,943		23,532		25,661		103,587		584,383		2,500,313		(2,248,707)		835,989
Interest expense		(767,773)		(532,742)		(215,845)		(356,813)		25,841		(83,366)		(84,479)		(142,388)		(2,157,565)		(2,547,060)		2,248,707		(2,455,918)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		6,765		—		6,765
Depreciation and amortization for the year		(439,418)		(341,674)		(196,793)		(302,051)		(491,075)		(86,112)		(80,874)		(284,653)		(2,222,650)		(90,671)		—		(2,313,321)
Share of gain of associate		—		—		—		—		—		—		—		—		—		1		—		1
Income before income taxes		3,250,931		1,802,135		1,822,081		2,404,830		965,731		208,469		535,377		641,154		11,630,708		9,539,805		(8,894,827)		12,275,686
Income taxes expense		(880,041)		(239,072)		(465,912)		(666,377)		(250,796)		(22,788)		(128,532)		(96,269)		(2,749,790)		(340,425)		—		(3,090,212)
Total assets		16,826,327		9,563,874		7,153,346		6,783,782		2,302,148		1,959,100		1,845,541		6,345,646		52,779,764		51,005,573		(43,279,996)		60,505,341
Total liabilities		11,965,643		6,636,931		4,310,601		4,975,334		2,296,332		1,138,198		1,161,069		2,325,171		34,809,270		28,813,099		(22,945,082)		40,677,296
Investments in associates		—		—		—		—		—		—		—		—		—		118		—		118
Net cash flows provided by operations activities		3,525,596		2,519,921		1,414,508		1,968,907		1,397,299		336,156		503,619		1,256,571		12,922,577		140,039		(542,910)		12,519,706
Net cash flow used in investing activities		(3,677,863)		(1,416,545)		(1,579,955)		(780,692)		(204,113)		(128,091)		(138,418)		(642,938)		(8,568,615)		9,595,410		—		(8,482,383)
Net cash flow used in financing activities		(247,552)		(1,325,895)		228,761		(1,691,110)		(942,311)		(174,446)		(512,371)		(393,570)		(5,058,494)		(9,376,386)		—		(4,925,702)
Additions to non-current as assets		11,473,157		6,111,133		4,035,010		4,151,889		5,372,863		1,079,844		1,051,393		3,421,157		36,696,446		1,194,251		—		37,890,697

December 31, 2023	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	5,266,036	Ps.	2,915,378	Ps.	2,492,164	Ps.	2,932,155	Ps.	1,804,975	Ps.	525,222	Ps.	923,323	Ps.	2,408,142	Ps.	19,267,395	Ps.	—	Ps.	—	Ps.	19,267,395
Non-aeronautical services		1,041,913		622,543		561,976		1,169,048		800,061		98,269		182,829		437,237		4,913,873		1,251,556		—		6,165,429
Improvements to concession assets		4,271,867		450,925		1,715,824		376,172		206,137		37,558		185,069		547,769		7,791,320		—		—		7,791,320
Total revenues		10,579,816		3,988,846		4,769,964		4,477,375		2,811,173		661,049		1,291,221		3,393,145		31,972,588		1,251,556		—		33,224,144
Total intersegment revenues		—		—		—		—		—		—		—		—		—		8,369,155		(8,369,155)		—
Income from operations		4,619,800		2,294,571		2,137,339		2,851,985		895,296		337,981		761,752		786,858		14,685,583		8,822,285		(8,369,155)		15,138,713
Interest income		196,807		132,182		146,952		149,515		118,052		28,305		44,140		149,386		965,340		3,545,745		(3,108,120)		1,402,964
Interest expense		(1,227,357)		(557,143)		(468,036)		(417,251)		21,900		(90,792)		(118,086)		(189,167)		(3,045,932)		(3,501,465)		3,108,120		(3,439,276)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		—		—		—
Depreciation and amortization for the year		(459,556)		(421,742)		(230,168)		(326,769)		(467,968)		(99,270)		(87,899)		(332,729)		(2,426,100)		(119,602)		—		(2,545,702)
Share of gain of associate		—		—		—		—		—		—		—		—		—		1		—		1
Income before income taxes		3,500,714		1,847,204		1,682,813		2,408,417		814,105		242,928		652,492		697,638		11,846,310		9,284,535		(8,369,155)		12,761,690
Income taxes expense		(1,012,193)		(272,352)		(465,744)		(674,719)		(190,094)		(47,872)		(180,660)		(132,545)		(2,976,177)		(95,912)		—		(3,072,090)
Total assets		19,923,075		9,411,058		8,067,761		7,375,756		1,829,445		1,983,026		2,193,605		6,606,148		57,389,875		66,607,919		(56,552,935)		67,444,859
Total liabilities		1,185,166		504,424		714,059		754,806		2,579,087		285,351		403,847		1,287,445		7,714,185		39,892,672		(1,106,645)		46,500,212
Investments in associates		—		—		—		—		—		—		—		—		—		-		—		-
Net cash flows provided by operations activities		3,829,956		2,471,376		1,916,070		2,415,125		2,034,734		346,523		698,647		958,450		14,670,883		250,927		(986,955)		13,934,854
Net cash flow used in investing activities		(5,623,472)		(828,233)		(1,939,152)		(607,268)		(330,259)		(96,579)		(253,738)		(636,395)		(10,316,421)		5,772,710		(6,548,446)		(11,092,156)
Net cash flow used in financing activities		(132,785)		(2,081,188)		(784,133)		(1,543,711)		(1,109,162)		(221,136)		(275,360)		(475,945)		(6,623,420)		8,724,660		(6,891,002)		(4,789,761)
Additions to non-current as assets		16,440,266		6,444,268		5,728,023		4,432,137		4,451,408		1,068,774		1,227,213		3,978,379		43,770,469		2,150,649		—		45,921,118

December 31, 2024	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	5,372,285	Ps.	2,787,018	Ps.	2,414,056	Ps.	2,763,264	Ps.	1,870,679	Ps.	515,477	Ps.	917,088	Ps.	2,470,200	Ps.	19,110,067	Ps.	—	Ps.	—	Ps.	19,110,067
Non-aeronautical services		1,317,331		521,856		587,407		1,261,519		826,710		116,002		190,854		426,314		5,247,993		2,423,773		—		7,671,766
Improvements to concession assets		2,978,055		394,796		1,529,823		580,258		228,550		92,854		311,567		716,638		6,832,541		—		—		6,832,541
Total revenues		9,667,671		3,703,670		4,531,286		4,605,041		2,926,939		724,333		1,419,509		3,612,152		31,190,601		2,423,773		—		33,614,374
Total intersegment revenues		—		—		—		—		—		—		—		—		—		—		—		—
Income from operations		4,558,825		1,856,737		1,985,498		2,577,743		1,016,663		310,727		717,978		727,935		13,752,106		11,702,985		(10,404,447)		15,050,644
Interest income		108,675		71,911		117,311		212,713		127,281		46,097		43,703		113,053		840,744		765,165		(316,638)		1,289,271
Interest expense		(85,129)		(33,342)		(45,795)		(64,123)		(1,600)		(2,784)		(7,854)		(53,272)		(293,899)		(4,127,161)		316,637		(4,104,423)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		—		—		—
Depreciation and amortization for the year		(603,129)		(472,715)		(220,975)		(364,526)		(480,960)		(100,863)		(88,856)		(364,927)		(2,696,951)		(364,088)		—		(3,061,039)
Share of gain of associate		—		—		—		—		—		—		—		—		—		—		—		—
Income before income taxes		4,584,792		1,912,396		2,115,131		2,875,373		737,050		376,118		777,153		821,232		14,199,245		8,320,943		(10,404,447)		12,115,741
Income taxes expense		(1,216,363)		(268,059)		(560,626)		(782,044)		(182,267)		(82,866)		(204,109)		(170,103)		(3,466,437)		226,135		—		(3,240,302)
Total assets		23,183,154		9,253,785		8,562,633		7,786,187		3,251,557		2,157,056		2,293,425		7,343,753		63,831,550		78,944,248		(61,122,725)		81,653,073
Total liabilities		3,527,338		537,554		874,292		1,021,721		2,921,359		316,090		390,550		1,703,381		11,292,285		50,414,360		(4,675,311)		57,031,334
Investments in associates		—		—		—		—		—		—		—		—		—		—		—		-
Net cash flows provided by operations activities		4,838,698		2,456,836		2,104,689		2,691,413		1,282,586		432,691		684,270		1,459,868		15,951,051		1,283,663		(560,374)		16,674,340
Net cash flow used in investing activities		(3,893,093)		(564,476)		(1,399,244)		(663,155)		(378,960)		(125,270)		(268,817)		(1,153,604)		(8,446,619)		4,114,608		(4,452,973)		(8,784,984)
Net cash flow used in financing activities		(1,019,994)		(1,856,472)		(1,315,231)		(2,028,031)		(916,868)		(164,462)		(533,069)		(580,428)		(8,414,555)		7,847,474		(4,452,973)		(5,020,054)
Additions to non-current as assets		19,490,073		6,402,930		6,924,576		4,823,390		5,992,175		1,086,793		1,413,917		4,860,588		50,994,442		5,054,149		—		56,048,591

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

- Geographic information – All subsidiaries of the Company operate in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Segment revenue has been based on the geographic location of the customers and non-current segment assets were based on the location of the assets. Montego Bay and Kingston airports corresponds to the Region of Jamaica with geographic revenue of Ps.3,653,334, Ps.4,044,747 and Ps.4,650,918 during the years ended December 31, 2022, 2023 and 2024 respectively and non-current assets of Ps.5,417,519, Ps.4,964,249 and Ps.6,434,983 as of December 31, 2022, 2023 and 2024 respectively. Geographic revenue from customers located in Mexico amounted to Ps.23,727,042, Ps.29,179,397 and Ps.28,963,456 for the years ended December 31, 2022, 2023 and 2024 and non-current assets physically located in Mexico totaled Ps.30,687,386, Ps.41,265,702 and Ps.49,613,607, as of December 31, 2022, 2023 and 2024 respectively.

- Major Customers – The Company has no dependence on a particular customer, as 52.8%, 48.3% and 46.6% of the total revenues for 2022, 2023 and 2024, respectively, corresponds to the passenger charges that are paid by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than 10% of the consolidated revenues.

- Major suppliers – The Company has no dependence on a specific supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

29.
Foreign currency transactions
a.
Transactions denominated in foreign currency for the years ended December 31, 2022, 2023 and 2024 were as follows:

	2022	2023	2024
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	233,910	283,180	291,069
Revenues for recovery expenses	1,232	1,441	1,484
Technical assistance fees	7,687	7,054	7,290
Other expenses (1)	116,663	168,687	170,520

(1)
Includes interest for the years ended December 31, 2022, 2023 and 2024 by USD$8.8 million, USD$8.8 million and USD$15.0 million, respectively.

b.
The exchange rates in effect on the dates of the consolidated financial statements and its issuance date were as follows:

	December 31,						March 3,
	2022		2023		2024		2025
Mexican pesos per one U.S. dollar (Note 3.o)	Ps.	19.3615	Ps.	16.8935	Ps.	20.2683	Ps.	20.4722

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

Transactions with AMP, were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2022		2023		2024
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	756,648	Ps.	851,320	Ps.	845,233

In 1999, GAP and AMP entered into a technical assistance and transfer-of-technology agreement whereby AMP and its stockholders agreed to render administrative and advisory services and transfer industry technology and know-how to GAP in Mexico in exchange for consideration. The agreement’s original 15-year term may be automatically renewed for successive five-year terms, with the approval of the stockholders, unless one party gives a termination notice to the other at least 60 days prior to the effective termination date. Only the Stockholders’ Meeting has the authority to decide the non-renewal or deny the renewal of the agreement. If GAP decides to cancel or renew the agreement, GAP needs the approval of at least 51% of the holders of Series B shares other than AMP or any party related to AMP, according to the definition of the participation agreement signed on August

25, 1999 among the SICT, GAP in Mexico, its strategic partner and the Stockholders of the strategic partner. On August 25, 2014, 2019 and 2024, the initial term was renewed for five additional years.

On August 25, 2024, the third term of the Technical Assistance agreement between the Company and AMP expired and in the same date it was automatically renewed for an additional five years, in accordance with Clause 5.2 of the agreement.

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

The balance as of December 31, 2022, 2023 and 2024 was as follows::

	2022		2023		2024
AMP, entity with significant influence:
Accounts payable	Ps.	621,722	Ps.	722,923	Ps.	704,612

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

b.
Accounts receivable with other related parties that are in the consolidated statement of financial position as of December 31, 2022, 2023 and 2024, are integrated as follows:

	2022		2023		2024
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent director)	Ps.	2	Ps.	24	Ps.	24
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	—	Ps.	—	Ps.	591
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent director)	Ps.	—	Ps.	—	Ps.	1,926
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	35		76	Ps.	—
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	—	Ps.	2,265	Ps.	1,041
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	—	Ps.	—		569
Restaurantes SUSHI ITTO, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	45
Beer Factory México, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	588

c.
Transactions with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2022, 2023 and 2024, are as follows:

	2022		2023		2024
Commercial revenues:
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,631	Ps.	1,681	Ps.	2,463
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent director)	Ps.	10,985	Ps.	8,645	Ps.	26,506
Fly by Wings, S.A. de C.V. (Independent director)	Ps.	38,259	Ps.	40,325	Ps.	27,428
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	35	Ps.	19	Ps.	30
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	—	Ps.	5,486	Ps.	32,853
Restaurantes SUSHI ITTO, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	2,362
Beer Factory México, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	—	Ps.	2,970

	2022		2023		2024
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	—	Ps.	14,620	Ps.	6,254

d.
The total short term employee benefits paid to key management personnel or directors, for the years ended December 31, 2022, 2023 and 2024 were as follows:

	2022		2023		2024
Management - short term	Ps.	70,699	Ps.	89,974	Ps.	115,257
Independent directors (7)	Ps.	7,856	Ps.	9,093	Ps.	11,815

31.
Leases

The Company leases space for its corporate offices under renewed operating lease agreements for a term of three and five years, counted as of June 2021 and March 2022, and will end in September 2026. The monthly rent to pay was Ps.1,435. Base rent is subject to increases in accordance with the INPC and the CPI.

The expense in pesos for income amounted was Ps.17,057, Ps.20,940 and Ps.25,859, for December 31, 2022, 2023 and 2024, respectively.

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

– Leases as lessor

a)
The Company receives payments from the leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such non-cancelable in Mexico leases is as follows:

	2022		2023		2024
Less than one year	Ps.	1,478,921	Ps.	2,122,505	Ps.	2,494,023
One to two years		902,437		1,607,033		1,870,248
Two to three years		526,668		1,041,070		1,390,463
Three to four years		138,238		724,253		505,451
Four to five years		57,803		190,564		238,339
More than five years		56,108		144,767		142,567
	Ps.	3,160,175	Ps.	5,830,192	Ps.	6,641,091

b)
Future minimum rental payments under non-cancelable leases in MBJA and PACKAL are as shown in the following table (in thousands of USD Dollars):

	2022		2023		2024
Less than one year	USD$	11,451	USD$	14,432	USD$	23,403
One to two years		10,129		13,974		18,670
Two to three years		9,341		12,835		5,781
Three to four years		9,044		4,302		268
Four to five years		6,021		157		146
More than five years		6,248		-		195
	USD$	52,234	USD$	45,700	USD$	48,463

During the years ended December 31, 2022, 2023 and 2024, the Company recognized income from leasing activities of Ps.3,857,886, Ps.4,542,719 and Ps.4,963,458, respectively, as part of the unregulated revenues in the consolidated statements of profit or loss and other comprehensive income.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2022, 2023 and 2024 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 20.

32.
New accounting standards not yet in effect

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Standard	Effective as of
IFRS 18– Presentation and disclosure in financial statements	January 1, 2027

IFRS 18 Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statement and will apply to annual reports beginning on or after 1° January 2027. The standard introduces the following new requirements:

• Entities will be required to classify revenues and expenses into five categories in the statement of profit or loss, which are operating, investing, financing, discontinued operations and income taxes. Entities will also be required to present the operating profit line. Net income will remain unchanged.

• Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.

• Enhanced guidance is provided on how information should be presented in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for statements of cash flows when presenting operating cash flows under the indirect method.

The Company’s management is evaluating the impact the application of these amendments.

33.
Subsequent events

- On February 6, 2025, the GAP 20 certificates were paid for Ps.3,000,000, with proceeds obtained from the issuance of GAP 25 certificates for Ps.6,000,000 and payment of principal at maturity, under the modality of communicating vessels: i) “GAP25” for Ps.3,000,000 at a variable rate TIIE plus 50 basis points, payment of principal on February 1, 2028 and ii) Reopening “GAP22-2L” Ps.3,000,000 that will pay interest every 182 days at a fixed annual rate of 9.67%, with principal payment on March 4, 2032. The additional resources were used to pay the maturity of GAP 21, for a total amount of Ps.2,500,000, as well as to finance capital expenditures in compliance with the MDP of the Company's subsidiaries in Mexico.

- On February 7, 2025, the GAP 15-2 certificates were paid for Ps.1,500,000, with resources obtained from the issuance of the GAP 24 certificates for Ps.5,648,134, maturing in 5 years and bearing interest at a variable rate of 28-day TIIE plus 60 basis points. The additional resources will be used to finance capital expenditures in compliance with the MDP of the Company's subsidiaries in Mexico.

- On March 21, 2025, GAP completed the refinancing of the credit facility that matured today with Banco Nacional de México, S.A., (“Citibanamex”) for USD$40.0 million, extending the maturity by 6 additional months, with the same financial institution. The interest will be payable monthly at a variable rate of SOFR plus 25 basis points, without fees, and principal payment on September 18, 2025.

- On March 31, 2025, MBJ Airports Limited (MBJA), has extended the maturity date to October 4, 2029, of its USD$60.0 million credit line with the Bank of Nova Scotia and the Bank of Nova Scotia Jamaica Limited. The credit line carries a monthly interest rate of SOFR plus 200 basis points and will be repaid in ten equal semi-annual installments of USD$6.0 million each. The credit line extension generated a commission fee of USD$300,000.

The accompanying consolidated financial statements were authorized for issuance in the Company’s annual report on Form 20-F, by the Chief Executive Officer and the Chief Financial Officer of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. on April 23, 2025, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission

* * * * * *