Form 20-F
period 2025-12-31
Pacific Airport Group
filed 2026-04-17
CIK 1347557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL AND OTHER DATA

The tables below present selected financial information and other data for the periods indicated. This information should be read alongside our audited consolidated financial statements, including the accompanying notes, referenced in Item 18 of this document. Our audited consolidated financial statements have been in accordance with International Financial Reporting Standards Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Throughout this annual report on Form 20-F, references to “U.S. dollars” or “U.S.$” refer to the lawful currency of the United States of America; references to “pesos,” “Mexican pesos,” or “Ps.” refer to the lawful currency of Mexico; and references to “Jamaican dollars” or “J$” refer to the lawful currency of Jamaica. Our audited consolidated financial statements are presented in Mexican pesos.

This annual report includes translations of certain peso amounts into U.S. dollars at specified exchange rates solely for the convenience of readers. These translations should not be construed as representations that the peso amounts represent, or could be converted into, U.S. dollars at the rates indicated or any other rate. Unless otherwise stated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.18.0057 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2025, as published by the U.S. Federal Reserve Board. On April 10, 2026, the exchange rate published by the U.S. Federal Reserve Board was Ps. 17.3023 to U.S.$1.00.

This annual report also includes references to “workload units,” a measure of an airport’s passenger traffic and cargo volume. One workload unit corresponds to one terminal passenger or 100 kilograms (220 pounds) of cargo. References to “terminal passengers,” indicate passengers arriving and departing on commercial and general aviation flights, excluding transit passengers. “Transit passengers” are those who do not do not disembark the aircraft on a multiple-stop itinerary. “Total passengers” represents the sum of terminal and transit passengers. “Commercial aviation passengers” include terminal and transit passengers but exclude general aviation passengers traveling on non-commercial aircraft. References to “air traffic movements” reflect the total number of aircraft arrivals and departures at an airport.

When reviewing this annual report, readers should note that certain margin and ratio calculations involving “total revenues” or “total operating costs” reflect the impact of International Financial Reporting Interpretation Committee 12 Service Concession Arrangements (“IFRIC 12”). IFRIC 12 establishes the accounting treatment for service concession agreements involving public infrastructure. Under this standard, we recognize revenues and the corresponding costs associated with improvements to concession assets that we are required to carry our at our airports pursuant to our Master Development Programs in Mexico and Capital Development Programs in Jamaica. Revenues from these services equal the related costs incurred, as we do not earn a profit margin on such activities. The improvements are recorded at market value; accordingly, revenues from improvements to concession assets do not generate cash inflows and are not directly linked to passenger traffic, which is our primary revenue driver.

As a result, changes in total revenues, total operating costs, operating margin, total revenues per terminal passenger, and other financial ratios presented in this annual report may not be directly comparable across periods. Where appropriate, we provide parenthetical disclosure of comparable amounts or alternative measures. Nominal results used in calculating certain margins, such as income from operations, are not affected by IFRIC 12 and therefore remain comparable. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

		As of and for the year ended December 31,
	2021		2022		2023		2024		2025		2025
		(thousands of pesos, except per share and per ADS data)									(thousands of U.S. dollars; except per share and per ADS data) (1)
Profit or loss and other comprehensive income data:
Revenues:
Aeronautical services (2)	Ps.	11,983,954	Ps.	17,336,734	Ps.	19,267,395	Ps.	19,110,067	Ps.	22,821,817	U.S.$	1,270,229
Non-aeronautical services (3)		3,662,441		5,197,238		6,165,429		7,671,766		9,704,090		540,115
Improvements to concession assets (4)		3,368,511		4,846,404		7,791,320		6,832,541		8,882,633		494,394
Total revenues		19,014,906		27,380,376		33,224,144		33,614,374		41,408,540		2,293,360
Operating costs:
Employee cost (5)		1,115,750		1,373,264		1,724,461		2,125,958		2,577,441		143,457
Maintenance (5)		546,548		730,568		728,618		848,575		1,256,387		69,929
Safety, security and insurance (5)		510,440		577,122		691,155		831,411		927,048		51,598
Utilities (5)		391,836		474,032		485,265		542,482		605,959		33,727
Expected credit loss of the year (5)		15,487		41,444		29,395		24,768		12,186		678
Other operation expenses (5)		409,570		584,624		721,175		890,047		1,111,726		61,877
Technical assistance fees (6)		526,220		756,648		851,320		845,234		971,750		54,086
Concession taxes (7)		1,231,044		1,895,182		2,532,896		2,666,751		3,817,751		212,490
Depreciation and amortization:
Depreciation (8)		546,128		728,860		851,577		1,214,148		1,328,308		73,932
Amortization (9)		1,504,411		1,584,461		1,694,125		1,846,891		2,423,640		134,896
Total depreciation and amortization		2,050,539		2,313,321		2,545,702		3,061,039		3,751,948		208,828
Other income - net		(8,232)		(26,428)		(15,876)		(105,076)		(86,404)		(4,809)
Cost of improvements to concession assets (4)		3,368,511		4,846,404		7,791,320		6,832,541		8,882,633		494,394
Total operating costs		10,157,713		13,566,181		18,085,431		18,563,730		23,828,425		1,326,255
Income from operations		8,857,193		13,814,195		15,138,713		15,050,644		17,580,115		978,483
Finance cost - net		(1,027,930)		(1,538,509)		(2,377,023)		(2,934,903)		(3,466,277)		(192,928)
Share of profit (loss) of associates		-		-
Income before income taxes		7,829,263		12,275,686		12,761,690		12,115,741		14,113,838		785,555
Income tax expense		1,785,546		3,090,212		3,072,090		3,240,302		4,113,229		228,936
Net profit for the year		6,043,717		9,185,474		9,689,600		8,875,439		10,000,609		556,619
Other comprehensive income
Exchange differences on translating foreign operations		30,810		(488,316)		(893,709)		1,132,599		(1,014,424)		(56,461)
Remeasurements of employee benefit – net of income taxes		15,263		8,802		(15,932)		10,201		9,600		534
Cash flow hedges, effective portion of changes in fair value, net of income tax		500,765		100,966		(69,905)		(65,303)		4,584		255
Total comprehensive income for the year		6,590,555		8,806,926		8,710,054		9,952,936		9,000,369		500,947
Profit for the year attributable to:
Controlling interest		5,997,492		9,013,147		9,542,912		8,612,157		9,565,171		532,383
Non-controlling interest		46,225		172,327		146,688		263,282		435,438		24,236
Profit for the year		6,043,717		9,185,474		9,689,600		8,875,439		10,000,609		556,619
Total comprehensive income for the year
Controlling interest		6,510,307		8,664,216		8,641,234		9,567,162		8,633,524		480,529
Non-controlling interest		80,248		142,710		68,820		385,774		366,845		20,418
Total comprehensive income for the year		6,590,555		8,806,926		8,710,054		9,952,936		9,000,369		500,947
Basic and diluted earnings per share (10)	Ps.	11.5476	Ps.	17.7294	Ps.	18.8864	Ps.	17.0444	Ps.	18.9305	U.S.$	1.0536
Dividends per share (11)	Ps.	0.0000	Ps.	14.4000	Ps.	14.8400	Ps.	0.0000	Ps.	16.8400	U.S.$	0.9353
Basic and diluted earnings per ADS (10)	Ps.	115.4760	Ps.	177.2940	Ps.	188.8648	Ps.	170.4441	Ps.	189.3053	U.S.$	10.5365
Dividends per ADS (11)	Ps.	0.0000	Ps.	144.0000	Ps.	148.4000	Ps.	0.0000	Ps.	168.4000	U.S.$	9.3526
Other operating data:
Total terminal passengers (thousands of passengers) (12)		43,027		56,481		63,464		62,156		63,686		63,686
Total air traffic movements (thousands of movements)		531		610		623		601		621		621
Total revenues per terminal passenger (13)	Ps.	442	Ps.	485	Ps.	524	Ps.	541	Ps.	650	U.S.$	36.19
Aeronautical and non-aeronautical services per terminal passenger	Ps.	364	Ps.	399	Ps.	401	Ps.	431	Ps.	511	U.S.$	28.43
Statement of financial position data:
Cash and cash equivalents	Ps.	13,332,877	Ps.	12,371,464	Ps.	10,055,211	Ps.	13,466,027	Ps.	10,453,198	U.S.$	581,810
Total current assets		16,397,575		15,511,780		13,709,402		17,457,511		15,223,923		847,341
Airport concessions, net		10,328,521		9,668,698		8,778,988		9,622,181		8,740,044		486,458
Rights to use airport facilities, other acquired rights net		1,208,406		1,135,009		1,461,098		3,860,097		3,144,546		175,021
Total assets		55,323,085		60,505,341		67,444,859		81,653,073		88,140,275		4,905,758
Current liabilities		9,362,958		6,919,970		12,085,579		20,450,088		16,644,339		926,399
Total liabilities		34,894,485		40,677,296		46,500,212		57,031,334		63,304,344		3,523,426
Total equity attributable to controlling interest		19,288,380		18,638,866		19,781,783		22,345,799		22,470,451		1,250,672
Common stock		170,381		8,197,536		8,197,536		1,194,390		1,194,390		66,478
Non-controlling interest		1,140,220		1,189,179		1,162,864		2,275,940		2,365,480		131,659
Statement of cash flows data:
Net cash flows provided by operating activities	Ps.	11,095,446	Ps.	12,519,706	Ps.	13,934,854	Ps.	16,674,340	Ps.	18,249,740	U.S.$	1,015,754
Net cash flows used in investing activities		(4,969,308)		(8,482,383)		(11,092,156)		(8,784,984)		(12,271,118)		(682,992)
Net cash flows used in financing activities		(7,351,525)		(4,925,702)		(4,789,761)		(5,020,054)		(9,476,956)		(527,474)
Effects of exchange rate changes on cash held:		113,715		(73,034)		(369,190)		541,514		485,505		27,022
(Decrease) increase in cash and cash equivalents		(1,111,672)		(961,413)		(2,316,253)		3,410,816		(3,012,829)		(167,690)

(1)
The amounts have been translated into U.S. dollars at the rate of Ps.18.0057 per U.S.$1.00, based on the noon buying rate published by the U.S. Federal Reserve Board on December 31, 2025. Such U.S. dollar amounts are presented solely for the convenience of the reader and should not be construed as representations that the peso amounts could have been converted into U.S. dollars at this rate or any other rate. Per-share amounts are expressed in U.S. dollars (not in thousands). Operating data are presented in the units indicated.
(2)
Revenues from aeronautical services consist primarily of regulated fees, including charges per departing passenger, aircraft landing and parking fees, charges for transporting passengers from the aircraft to the terminal building, security charges per departing passenger, and other regulated revenue sources. For further detail on our regulatory framework and maximum tariffs, see “Item 4, Information on the Company – Regulatory Framework.” For specific exclusions applicable to these fees in Mexico and Jamaica, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges.”
(3)
Revenues from non-aeronautical services include revenues that are not subject to our maximum regulated tariffs. These primarily arise from leasing commercial space to tenants, advertisers, certain ground transportation providers, and other miscellaneous sources. We also generate revenues from business lines operated directly by us, including car parking charges, advertising, VIP lounges, convenience stores, hotel operation and cargo and bonded warehouse business. Currently, car parking services are regulated under the Mexican Airport Law but are excluded from the maximum regulated tariff; however, the Ministry of Infrastructure, Communication and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes), or “SICT,” has the authority to determine whether to regulate these tariffs in the future.
(4)
Revenues from improvements to concession assets refer to revenues recognized in connection with improvements made to concession assets, as well as the associated costs from capital expenditures agreed with the Mexican government under our Master Development Programs and with the Jamaican government under our Capital Development Programs. These amounts do not result in actual cash inflows and do not affect our consolidated net profit, as the revenues recognized equal the costs incurred. For more information, see “Item 4, Information on the Company – Business Overview.”
(5)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowances for expected credit losses, and other operating expenses.
(6)
We pay a technical assistance fee to Aeropuertos Mexicanos del Pacífico, S.A. de C.V., pursuant to the technical assistance agreement entered into in connection with AMP’s purchase of our Series BB shares. This fee is described in Item 7 of this document. On December 11, 2025, our shareholders approved the Business Combination that, upon completion, would result in the merger of AMP into GAP and the internalization of these technical assistance services, including the elimination of this fee on a consolidated basis. The Business Combination remains in the process of implementation. See “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”
(7)
Each of our subsidiary concession holders in Mexico is required to pay a concession tax to the Mexican government in accordance with the Mexican Federal Duties Law (Ley Federal de Derechos) for the use of public domain assets as specified in their respective concessions. The current rate is 9.0% of gross annual revenues (excluding revenues from improvements to concession assets and the recovery of costs). This rate was 5.0% for 2021, 2022, and 2023. The concession tax applicable at Montego Bay Airport (excluding revenues from improvements to concession assets and the recovery of costs) was 12.0% for 2021, 12.7% for 2022, 27.9% for 2023, 31.1% for 2024, and 27.0% for 2025. Following amendments to the concession agreements with the Airports Authority of Jamaica ( “AAJ”) signed on July 26, 2024, implemented in response to the impacts of the COVID-19 pandemic, the concession tax at Kingston airport decreased to 53.22% beginning in July 2024 retroactively applicable to the period through September 2023. This represents a reduction from the previous rate of 62.01% of gross annual aeronautical and commercial revenues. For more information, see “Item 5, Operating and Financial Review and prospects – Mexican Concession Tax and Jamaican Concession Taxes.”
(8)
Reflects depreciation of machinery, equipment, and improvements to leased buildings.
(9)
Reflects amortization of concessions rights, improvements to concession assets, rights to use airport facilities, and recovered long-term leases and parking lots.
(10)
Based on weighted average common shares outstanding (excluding treasury shares) of 519,372,684, 508,371,309, 505,277,464, 505,277,464, and 505,277,464 for the years ended December 31, 2021, 2022, 2023, 2024, and 2025, respectively, reflecting our repurchase program. Earnings per ADS are based on a ratio of 10 Series B shares per ADS.
(11)
Dollar amounts per share were as follows: U.S.$ 0.0000 in 2021, U.S.$0.7386 in 2022, U.S.$0.8781 in 2023, U.S.$0.6646 in 2024, and U.S.$0.9353 in 2025. Dollar amounts per ADS were U.S.$0.0000 in 2021, U.S.$9.0939 in 2022, U.S.$7.3858 in 2023, U.S.$6.6457 in 2024, and U.S.$9.35259 in 2025. All per-share and per-ADS amounts are expressed in U.S. dollars (not in thousands).
(12)
This includes all arriving, departing, and transfer passengers (passengers who arrive on one aircraft and depart on another). It excludes transit passengers, who generally remain on the same aircraft.
(13)
Represents total revenues for the period divided by terminal passengers, expressed in pesos (not in thousands).

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
•
We cannot predict how the laws and regulations governing our business could be applied.
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

Risks Related to Our Strategic Shareholder

•
AMP, or if the Pending Business Combination is completed, the former shareholders of the merged companies, as holders of our Series BB shares, have a significant influence over our operations, and their interests may differ from those of other shareholders.
•
Disputes among AMP’s shareholders may affect our shareholders’ meetings or management.
•
If AMP, or following the completion of the Pending Business Combination, the former shareholders of the merged companies should decide to sell all or a portion of their interest in us, our operations and share price could be adversely affected.

•
Our operations could be adversely affected if the Pending Business Combination is not completed and the technical assistance agreement is not renewed with AMP.
•
Failure to comply with certain requirements of the privatization guidelines and the participation agreement relating to our privatization could have a material and adverse effect on our operations or the value of our securities.
•
Disputes with or among our shareholders or challenges to certain provisions of our bylaws may affect our operations.

Risks Related to Our Pending Business Combination.

•
We may not complete our Pending Business Combination or realize its anticipated benefits due to execution risks, including the execution of definite transaction agreements and satisfaction of closing conditions.
•
If completed, our Pending Business Combination may be challenging to integrate and could divert management attention and resources from our existing operations.
•
CBX’s operations depend on U.S. and Mexican border policies; if we complete the Pending Business Combination, recent policy changes or reduced border crossings would materially affect our investment.
•
If the Pending Business Combination is completed, could be subject to new U.S. regulatory requirements
•
Internalization of technical assistance services following the approval of the Pending Business Combination may not achieve expected benefits and could adversely affect expected benefits.
•
The Pending Business Combination, if completed, could result in dilution to our existing shareholders, and the valuation underlying the transaction may not be realized.
•
We cannot assure that the number of shares to be issued by GAP as part of the business combination could reflect the value of the merged companies, or that they could be considered by all of our shareholders to be in the best interest of GAP.

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

Our revenues are closely tied to passenger and cargo traffic, as well as to the number of air traffic movements at our airports. These factors directly influence our revenues from aeronautical services and indirectly affect our non-aeronautical services revenues. Passenger charges, collected by airlines for each departing passenger, subject to certain exclusions described in “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Aeronautical Services – Passenger Charges,” represent our principal source of aeronautical revenues. Passenger charges accounted for 48.3%, 46.6%, and 45.3% of our total revenues in 2023, 2024, and 2025 respectively, and 63.2%, 58.5%, and 57.6% of our aeronautical and non-aeronautical revenues in the same years.

Passenger and cargo traffic volumes, as well as air traffic movements, depend on various factors outside our control. These include economic conditions in Mexico, Jamaica, the United States, Canada, and Europe; political developments in these regions and elsewhere; public health crises; the competitiveness and attractiveness of destinations served by our airports; fluctuations in petroleum prices; disruptions in global debt markets; and changes in regulatory policies affecting the aviation industry. Any decrease in air traffic to or from our airports resulting from these factors could negatively affect our business, results of operations, prospects, and financial condition.

Our business could be adversely affected by global political developments, particularly with regard to United States policies toward Mexico.

Changes in economic, political and regulatory conditions in the United States including in laws, foreign policy or trade could create uncertainty in the international markets and could have a negative impact on the Mexican economy. Economic conditions in Mexico are highly correlated with economic conditions in the United States. This correlation is due, in part, to the high degree of economic activity between the two countries generally, including the trade facilitated by the United States-Mexico-Canada Agreement (“USMCA”), as well as physical proximity. In 2025, the U.S. administration imposed a series of tariffs on various trading partners, including so-called reciprocal tariffs on all countries other than Canada and Mexico, tariffs on Mexican and Canadian goods that do not satisfy the USMCA, higher tariffs on China, and still higher tariffs on other products, including steel, aluminum, copper and automobiles. The medium-and long-term direction of U.S. trade policy, including the implementation of additional tariffs and removal of existing ones, remains uncertain, but any additional tariffs imposed on Mexican products could potentially have an adverse impact on the competitiveness of such products in U.S. markets.

Further, the U.S. administration has increased the enforcement efforts in connection with immigration policy, which have led to mass deportations, raids, the suspension of certain humanitarian assistance programs and increased costs and conditions for certain visa applications for immigrants in the United States. New immigration legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel and VFR traveler (Visiting Friends & Family), including travel to and from Mexico. Such restrictions could have a material adverse effect on passenger traffic results at our Mexican airports. Any attempt by the U.S. administration to implement changes to United States-Mexico policy, including actions to withdraw from or materially modify USMCA and to implement immigration reform, could have a material adverse effect on our business, financial condition or results of operations.

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

Any air travel an or increased travel restrictions from Mexico to the United States could have a material adverse effect on our passenger traffic results. We cannot predict the impact of these measures on trade between the U.S. and Mexico or whether foreign direct investment from the United States to Mexico will decrease. In addition, new immigration legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on passenger traffic results at our Mexican airports.

If USMCA is terminated or otherwise modified, such termination or modification could materially affect the aviation sector in Mexico. The imposition of tariffs on imported goods, any changes in policies, including those related to investment restrictions in the oil and electricity sectors in Mexico, or other related events affecting U.S. trade policy with respect to Mexico, could have a negative impact on the Mexican economy and foreign direct investment in Mexico. While their scope and effect are difficult to predict, such changes could have a material adverse impact on the Company’s business, financial condition, results of operations, cash flows, prospects, and/or the market price of its shares.

We cannot assure you that events in other emerging market countries, in the United States or elsewhere, will not materially and adversely affect our business, financial condition, or results of operations. The foregoing factors and further policy changes would also have an impact on Mexico’s gross domestic product (“GDP”) growth, the exchange rate between the U.S. dollar and the Mexican peso, levels of foreign direct investment and portfolio investment in Mexico, interest rate, inflation, and the Mexican economy generally, which, in turn, may impact the level of passenger traffic in our airports adversely affects our financial condition or results of operations.

On January 20, 2025, the U.S. Administration issued an Executive Order calling for the U.S. Department of State to designate certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”), following which, on February 20, 2025, the U.S. government designated eight of such entities in Mexico as FTOs. These designations expand the tools available to the U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increase the risk of potential criminal and civil liability against such entities or individuals. Additionally, U.S. political discourse has included proposals advocating for enhanced cooperation or more assertive approaches to combating cartel activity in Mexico. While no change in U.S. or Mexican policy has been implemented and existing bilateral cooperation frameworks remain in place, such discussions may contribute to an evolving regulatory and enforcement environment. The potential direct and indirect effects on U.S. and Mexican businesses are uncertain.

An economic slowdown and market volatility from tariffs could adversely affect our business and financial performance.

Since February 2025, the United States has relied on emergency authorities under the International Emergency Economic Powers Act (IEEPA) and other trade statutes to impose and adjust tariffs on a range of trading partners and products. These measures have included reciprocal or retaliatory tariffs, increased tariffs on certain imports from China, and product-specific tariffs affecting, among others, steel, aluminum, copper and automobiles. In addition, tariffs or other trade restrictions may apply to goods from Mexico and Canada that do not qualify for preferential treatment under the USMCA. The scope, duration and enforcement of these measures, as well as the potential adoption of additional tariffs or the removal or modification of existing ones, remain subject to significant political and regulatory uncertainty.

The scheduled 2026 review of the USMCA could result in amendments, reinterpretations, non-renewal of certain provisions or other actions that adversely affect Mexico’s trade conditions, economic growth, manufacturing activity or foreign direct investment. Heightened uncertainty surrounding the review process itself could also dampen cross-border investment and commercial activity.

We cannot predict the full impact of these developments on trade flows, travel patterns or investment decisions. However, any sustained disruption to global supply chains, deterioration in U.S.–Mexico trade relations, or slowdown in the Mexican economy could negatively affect our business. In particular, adverse effects on industrial and manufacturing regions such as Guadalajara and Tijuana, which generate a significant portion of business travel demand, could materially and adversely affect our financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs.

The imposition of new tariffs on imports from Mexico to the U.S. could adversely affect our cargo business in the future.

In 2024, we acquired the majority stake in the company GWTC group, which specializes in handling storage and custody services for international trade merchandise in facilities qualified as bonded warehouse facilities at the Guadalajara Airport. In this regard, the recent development of executive orders from the U.S. Government about the imposition of new tariffs on imports from Mexico could harm on significant manner this business, besides the potential reaction to imports from other 2countries or exports to the U.S. from Mexico in case Mexican authorities make decisions to compensate tariff effects, cargo volume could decrease affecting our financial condition or results of operation.

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

A significant portion of our revenues comes from international tourism; however, domestic passengers have accounted for two-thirds of the passenger traffic volume at our Mexican airports over the past three years. In addition to managing the airport concessions in Kingston and Montego Bay, Jamaica, and operating Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) in Spain, all our assets and operations are based in Mexico. Since our revenues primarily depend on passenger traffic at our airports, any decline in domestic traffic could negatively impact on our business, prospects, financial condition, and operational results. Factors such as rising inflation, increasing interest rates, or any adverse effects on the Mexican economy could materially harm our financial health and results of operations. This is primarily because domestic demand for transportation services may decrease under these conditions.

Our business is particularly sensitive to economic conditions and other developments in the United States.

Our business is sensitive to trends in leisure travel, consumer spending and international tourism involving the United States. In 2023, 2024, and 2025, international terminal passengers traveling to or from the United States accounted approximately 88.9%, 89.6%, and 88.3%, respectively, of total international passenger traffic at our Mexican airports and approximately 72.5%, 70.3%, and 70.8% respectively, at our Jamaican airports.

As a result, our performance is highly dependent conditions in the United States economy. Adverse developments affecting economic growth, employment levels, consumer confidence or discretionary spending in the United States could reduce demand for international air travel and negatively affect our operations, financial condition and results. According to the U.S. Bureau of Economic Analysis, U.S. gross domestic product (“GDP”) grew by 2.5% in 2023, 2.8% in 2024, and 2.2% in 2025.

Economic political and regulatory developments in the United States also have a significant influence on the Mexican economy. Changes in U.S. policies or conditions may contribute to reduced remittances, lower levels of cross-border commercial activity or a slowdown in foreign direct investment in Mexico, each of which could adversely affect demand for air travel and airport services. In addition, changes in U.S. government policies following elections, including with respect to foreign policy, border controls, trade relationships or aviation-related regulation, could affect cross-border travel patterns, airline operations and, as a result passenger traffic and revenues at our airports.

If the Pending Business Combination is completed, the integration of CBX would further increase our sensitivity to U.S. economic conditions, as approximately 75% of CBX passengers originate from the United States. See “Risks Related to the Pending Business Combination.”

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

Fuel prices are highly volatile and can fluctuate due to various factors, including changes in petroleum output, market dynamics, international conflicts, and terrorist attacks. For instance, European Brent crude oil spot prices increased from U.S.$51.22 per barrel on December 31, 2020, to U.S.$61.35 per barrel on December 31, 2025. This surge largely stemmed from concerns regarding potential supply disruptions related to the ongoing conflict between Russia and Ukraine and more recently the war against Iran, prices have risen further to approximately U.S.$108.42 per barrel as of March 20, 2026. The outcomes of this conflict and its continued impact on fuel prices remain uncertain. High fuel prices can increase airline operating costs, lead to financial difficulties, and even bankruptcies, which may drive up ticket prices, resulting in flight cancellations, reducing flight frequency, and decreasing demand for air travel, ultimately diminishing passenger and cargo traffic at our airports.

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

In 2025, 80.3% of the total aeronautical and non-aeronautical revenues was generated at five of our fourteen airports. The table below shows the percentage of the sum of aeronautical and non-aeronautical revenues generated by each of our airports in 2025:

Airport	December 31, 2025
Guadalajara	28.1%
Los Cabos	16.5%
Tijuana	13.7%
Puerto Vallarta	12.6%
Montego Bay	9.4%
Eight other Mexican airports (combined) and Kingston	19.7%
Total revenues	100.0%

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

In early 2026, U.S. military forces conducted operations in Venezuela that resulted in the capture of Venezuelan President Nicolás Maduro and his transfer to the United States, and the U.S. President publicly stated that the United States would oversee a transitional period toward a new government.

Such episodes of geopolitical instability, including the ongoing conflicts such as Russia’s war in Ukraine and escalating tensions in the Middle East, including recent military conflict involving Iran, the United States and regional actors, have contributed to volatility in global oil markets and broader economic uncertainty. The conflict has disrupted energy production and shipping routes in the region, including the Strait of Hormuz, a key corridor for global oil and liquefied natural gas trade, and has contributed to sharp increases in energy prices and heightened financial market volatility. These disruptions could adversely affect global financial conditions, energy supply chains and demand for international air travel, which, in turn, could negatively impact our business, operations and financial condition.

Additionally, any future terrorist attacks, whether involving aircraft or not, may harm our business, operational results, prospects, and financial condition. We cannot predict how future terrorist attacks, risk perception, or threats against the United States or retaliatory measures taken in response to such events will affect the U.S. economy or leisure travel trends. These factors could negatively impact our operations. Likewise, our airport operations in Mexico and Jamaica could also be adversely impacted by terrorist attacks on aircraft.

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

We utilize privileged access management and monitoring solutions to oversee access and activity related to privileged accounts, as well as advanced server and workload protection platforms to enhance the security of our systems. Our strategy also involves leveraging eXtended Detection and Response (XDR) technologies, Zero Trust Network Access (ZTNA) frameworks, and Artificial Intelligence (AI) to bolster our defenses against evolving cyber threats, ensuring proactive detection and adaptive responses.

However, despite our extensive preventive actions and technologies, there is still a risk that these measures may not be sufficient to prevent future cyberattacks.

Any future incidents could compromise the privacy of our clients and business partners, leading to the unauthorized distribution of sensitive financial and confidential information. Any disruption, failure, or security breach of our information technology infrastructure, including our backup systems, could negatively impact our operations and regulatory compliance. The costs associated with a potential cyberattack may include increased expenses for reinforcing cybersecurity measures, loss of business due to service interruptions, regulatory fines, litigation, and damage to our reputation. These outcomes could result in significant financial losses, operational disruptions, or a decline in our stock price. Furthermore, the potential losses related to cyberattacks and disruptions in our network could exceed our insurance coverage, underscoring the importance of continuously updating our risk management framework and response capabilities.

We continuously evaluate the use of Artificial Intelligence in our business processes. In recent years, Artificial Intelligence has been subject to increasing scrutiny. This technology, which is still in the early stages of commercial use, involves some inherent risks, including ethical considerations, reassessments of the required workforce, public perception and reputation issues, intellectual property protection, regulatory compliance, and data privacy and security concerns, all of which could have a material adverse effect on our business, operating results, and financial condition. Moreover, new laws, guidelines, and rules in this area may limit our ability to use Artificial Intelligence or reduce its utility. We cannot predict the future development of artificial intelligence or its impact on our business and industry. If we cannot successfully adapt to new developments related to Artificial Intelligence and the associated risks and challenges, it could have a material adverse effect on our business, financial position, or operating results.

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

A significant portion of our commercial revenue relies on increasing passenger traffic at our airports. To achieve this, we must continue remodeling, expanding, and modernizing the commercial areas within our airports and introduce new business lines. We are also developing the types of business lines we operate directly at our airports. In 2023, 2024, and 2025, revenues from business lines operated directly by us represented 29.0%, 37.6%, and 47.8% of non-aeronautical revenues, respectively. This translates to 7.0%, 10.8%, and 13.9% of the total aeronautical and non-aeronautical revenues generated at our airports during those years.

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

The benefits we expect to gain from our acquisitions including for example the Business Combination described in “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination” rely heavily on our ability to promptly integrate the operations, services, personnel, and administrative infrastructure of the acquired businesses. However, acquisitions can lead to increased operating costs and greater demand for management resources, which may interfere with our daily operations. Additionally, the anticipated growth opportunities, revenue benefits, cost savings, and other advantages from our acquisitions may not materialize as we expect or could be delayed. If we incur higher integration costs, achieve lower revenue benefits, or realize fewer cost savings than projected, or if we need to recognize impairments related to acquired assets, investments, or goodwill, our results of operations and overall financial condition could be negatively impacted.

These risks are particularly relevant in connection with the Pending Business Combination to integrate CBX and internalize technical assistance services. See “Risks Related to the Pending Business Combination.”

Our leverage could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of December 31, 2025, our total consolidated Bank Loans and issuance of Debt Securities was Ps.53.0 billion (U.S.$2.9 billion). This level of debt may limit our ability to secure additional financing and could increase the costs associated with obtaining and maintaining such funding. Additionally, it could hinder our ability to take advantage of significant business opportunities that may arise. As a result, our debt may make us more vulnerable to adverse economic, industry, or competitive conditions. We cannot guarantee that our business will generate sufficient cash flow to meet our debt obligations or cover our other liquidity needs, which could negatively impact our overall performance. We may need to refinance all or part of our debt before it matures. However, we cannot guarantee that we can refinance any of our debt on favorable terms. For more details, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

In addition, if our Pending Business Combination is completed, we expect to make the payment for the acquisition of the remaining 25% interest in CBX for approximately US$487.5 million through resources obtained in the debt market in Mexico, with the issuance of Stock Certificates on March 31, 2026 for Ps.10,718.0 million, besides assuming approximately US$75.0 million in financial debt from the merged companies. See “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination.”

Changes to reference rates could have an adverse effect on our business, results of operations, and financial condition.

The London Interbank Offered Rate (“LIBOR”) was phased out as a reference rate in June 2023. The U.S. Federal Reserve, in collaboration with the Alternative Reference Rates Committee, selected the Secured Overnight Financing Rate (“SOFR”), specifically Term SOFR, as the recommended risk-free reference rate for the United States. This rate is calculated based on repurchase agreements backed by treasury securities. Before LIBOR was discontinued, we amended nearly all of our LIBOR-based financing arrangements to transition them to successor rates, primarily Term SOFR. However, we cannot predict how long Term SOFR will be accepted as a replacement for LIBOR or the potential consequences of this transition on financial markets or our business, financial condition, or results of operations. The switch to successor rates could lead to interest payments on our long-term debt being different or higher than initially expected.

Additionally, Banco de Mexico has introduced a new reference rate called the Funding Equilibrium Interbank Interest Rate (the “Funding TIIE”) in response to the international transition to reference rates that reflect local market funding conditions. The TIIE at 91-day and 182-day maturities ceased to be used in contracts in December 2023, and the TIIE at 28 days ceased to be used in December 2024. We only had contracts with TIIE at 28 days, as of 2025 such existing contracts were modified to adjust the TIIE calculation methodology based on the revised TIIE.

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

While we aim to maintain positive relationships with our workforce, conflicts may occur, including with our unionized employees. As of December 31, 2025, unionized employees represented 26% of our total workforce in Mexico and 34% in Jamaica. If these conflicts escalate into events such as strikes or other disruptions, they could negatively affect our operations and overall results.

The loss of, or suspension of operations by, one or more of our key customers could result in the loss of a significant amount of our revenues.

Our revenues are primarily dependent on a few key airline customers. In 2025, Concesionaria Vuela Compañía de Aviación, S.A. de C.V. (“Volaris”), Aeroenlaces Nacionales, S.A. de C.V. (“Viva”), Grupo Aeroméxico, S.A.B. de C.V. (“Aeromexico” a holding company that owns both Aeroméxico and Aeroméxico Connect), and American Airlines, Inc. (“American Airlines”) accounted for a significant portion of our passenger traffic. During that year, the passenger charges collected by these four airlines represented 17.2%, 8.3%, 4.2%, and 4.1% of total revenues from our airports, respectively (21.9%, 10.6%, 5.4%, and 5.2%, respectively, of the total aeronautical and non-aeronautical revenues generated at our airports in 2025).

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

None of our contracts with airline customers require them to provide service to our airports continuously, and we cannot guarantee that if any key customer reduces their use of our facilities, competing airlines will offer additional flights to replace those no longer serviced by our main customers. Any consolidation among these or other airline customers could increase our dependence on a smaller number of carriers, resulting in greater concentration of passenger traffic and passenger charge collections. Furthermore, any significant consolidation could increase our exposure to the financial condition and strategic decisions of a smaller number of airline groups and could also enhance the bargaining power of airline customers and lead to changes in route networks, capacity allocation or service levels at our airports, any of which could materially and adversely affect our revenues, cash flows and results of operations.

Additionally, Mexican law prohibits international airlines from transporting passengers between two locations within Mexico unless the passenger begins their journey outside of Mexico. This restriction limits the number of airlines providing domestic service in Mexico; thus, we expect to generate a significant portion of our revenue from domestic travel with a limited number of airlines.

Moreover, passenger charges accounted for 48.3%, 46.6%, and 45.3% of our revenues in 2023, 2024, and 2025, respectively (63.2%, 58.5%, and 57.6% when considering only the combined aeronautical and non-aeronautical revenues). These charges are collected by airlines from passengers on our behalf according to passenger charge collection agreements, and the airlines pay us within a maximum of 60 days after each flight. In 2023, 2024, and 2025, the average duration for collecting passenger charges was 62, 61, and 67 days, respectively. Therefore, if any of our key airline customers were to become insolvent or seek bankruptcy protection, we would be unsecured creditors regarding any unpaid passenger charges. We cannot guarantee the collection of amounts invoiced to an airline for passenger charges, even with cash deposits held as a guarantee. Additionally, we might face difficulties recovering any lost traffic that these airlines previously transported. Both scenarios could negatively impact our cash flows from operations and overall operational results.

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

Montego Bay Airport (“MBJA”) has contracts with 100% of the airlines operating at Montego Bay airport to collect passenger charges on its behalf. The collection of passenger charges by the airlines is explicitly mandated in the current operating agreements, requiring them to pay MBJA for regulated passenger charges.

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

We recognize deferred tax assets related to carried forward tax losses and deductible temporary differences only when it is probable that there will be future taxable profits available against which these losses and the differences can be utilized. As of December 31, 2025, our net deferred tax assets amount to approximately Ps.8.8 billion. The deferred tax assets are valued based on currently enacted tax rates and accounting standards; however, they may be subject to change due to future modifications in tax laws or the rules governing the computation of taxable profits and allowable losses. If we fail to generate sufficient future taxable profits, or if changes in tax laws or accounting standards, the estimated recoverable amount of our net deferred tax assets may decrease. Such a reduction could adversely affect our Consolidated Statement of Profit or Loss. For instance, the Miscellaneous Fiscal Resolution for 2024 was published in the Official Gazette of the Federation on December 29, 2023. This resolution modified certain articles affecting the amortization rights of concession assets during the concession period and shortened the timeframe for applying tax losses. These changes became effective on January 1, 2024, and remained in effect until December 31, 2024. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies – Deferred Tax Assets.”

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

A significant portion of our revenues are derived from government-regulated aeronautical fees charged to airlines and passengers in connection with the operation and use of our airport infrastructure. In 2023, 2024, and 2025 aeronautical services accounted for 58.0%, 56.9%, and 55.1%, respectively, of our total revenues, and 75.8%, 71.4%, and 70.2% of our combined aeronautical and non-aeronautical revenues. The governments of Mexico and Jamaica set the maximum rates for these charges, which are reviewed periodically. These regulations may limit our flexibility to operate, which could result in a material adverse effect on our business, results of operations, prospects, and financial condition. In addition, several regulations applicable to our operations that affect our profitability are authorized or established by the Mexican or Jamaican governments every five years. In the past, the Mexican government unilaterally amended the tariff base regulation before terminating the five-year period and may do so again. For a description of the latest Mexican tariff base regulation amendment effective as of October 19, 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.” We cannot assure you that the amendment to the tariff base regulation of October 2023 and any other amendment to the tariff base regulation that the Mexican government may implement in the future will not have a material adverse impact on our business, results of operation, and financial condition. Except under limited circumstances, we generally cannot unilaterally change the terms of our Master Development Programs and Capital Development Programs, including the amounts of any agreed commitments and the requirement to provide a public service established in our concessions, nor can we increase the maximum rates and regulated charges under these regulations should the passenger traffic or other underlying assumptions change during the applicable five-year term.

On October 4, 2023, the Mexican Federal Civil Aviation Agency, a decentralized agency of the Ministry of Infrastructure, Communications, and Transportation, decided unilaterally to amend the terms of the Rules for Tariff Regulation (Bases de Regulación Tarifaria) included in Annex 7 of our concessions. Such amendment was further modified on October 19, 2023. These new rules had immediate application, however, the Master Development Plan and the maximum Tariffs, approved in the tariff review for the period 2020-2024, remained in place for 2024. The new Rules for Tariff Regulation have been applied to tariffs starting January 1, 2025. We cannot guarantee that the Mexican Federal Civil Aviation Agency or any other regulatory authority will refrain from further amending the terms of the rules for tariff regulation, which may potentially affect the maximum rates for each airport and result in a material adverse impact on our business operations, financial performance, and overall results.

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

Although the maximum regulated charges have been set for our Jamaican airports from January 2026 through December 2030, we cannot predict the maximum regulated charges the Jamaican government will establish for the next five-year period. We also cannot assure that regulatory agencies or the Jamaican legislature will not impose regulations adverse to our Jamaican airports’ operations in the future or that the laws and regulations governing our business in Jamaica, including the Jamaican Civil Aviation and Airports Authority Acts, the maximum charges and the process for setting maximum regulated charges, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results of operations. For a discussion of the regulatory provisions applicable to our business in Jamaica, see “Item 4, Information on the Company – Regulatory Framework – Sources of Jamaican Regulation.”

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

Likewise, the Mexican government could implement further significant changes in laws, policies, and regulations, which could affect the economic and political situation in Mexico. For instance, on February 2, 2023, it was issued a presidential decree pursuant to which all cargo and freight flights departing from the Mexico City International Airport would be relocated to depart from the AIFA airport. While we do not believe these legislative reforms will negatively impact in the short term, we cannot predict how these regulatory changes will affect our business, financial condition, results of operations, cash flows, prospects, and/ or the market price of our ADSs.

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

We cannot guarantee that Mexico’s aviation safety rating will not be downgraded again, which could adversely affect our business and operational outcomes. In 2023, 2024, and 2025, 37.2%, 41.6%, and 42.1% of the passengers traveling through our Mexican airports used flights to or from the United States operated by Mexican airlines, respectively.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum rates in Mexico.

Our maximum rates in Mexico are subject to annual efficiency adjustments determined by the SICT designed to reduce maximum rates each year to reflect projected efficiency improvements. For the five-year terms ending in 2019 and 2024, the SICT established an annual efficiency adjustment factor of 0.7%, while for 2025-2029, the annual efficiency adjustment factor was set at 0.8%. Future annual efficiency adjustments will be determined by the SICT when setting the maximum rates for each Mexican airport every five years, however, under the Rules for Tariff Regulation, such adjustments may not exceed 1.0%. For more details on these efficiency adjustments, see “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation – Methodology for Determining Future Maximum Rates.” We cannot guarantee that we will achieve enough efficiency improvements to maintain or increase our income from operations due to the progressive decrease in each of our Mexican airport’s maximum rates.

We could be subject to sanctions if we exceed the maximum rate at any Mexican airport at the end of any year.

Historically, we have set the prices for aeronautical services at each Mexican airport to be as close as possible to the authorized maximum rate for that airport each year. We intend to continue this pricing strategy in the future. For instance, in 2023, 2024, and 2025, our revenues subject to maximum rate regulation represented 96.0%, 92.5%, and 82.9% of the total permissible amounts under the established maximum rates. However, we cannot guarantee that we will be able to reach the maximum tariff in the future. This limitation could prevent us from collecting nearly all the revenue we are entitled to from services subject to price regulation.

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

In recent years, the Mexican government has changed the tax laws applicable to Mexican companies, including us. The terms of our concessions do not exempt us from any changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in significantly higher income tax applicable to us, we would be required to pay higher amounts, which could materially and adversely impact our results of operations. In addition, changes to the Mexican constitution or any other Mexican laws could have a material adverse impact on our result of operations.

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

For fiscal year 2026, amendments to the Mexican Federal Labor Law may be discussed, as there are pending initiatives in Congress aimed at increasing employee benefits. These include proposals to raise the number of days of Christmas bonus (aguinaldo) from 15 to 30 days, extended paternity leave, and increase severance payments for seniority (prima de antigüedad). On March 3, 2026, Congress approved a reduction in the maximum weekly working hours from 48 to 40. The reform will begin in 2027 with a limit of 46 hours per week and will gradually decrease by two hours per year until reaching 40 hours per week in 2030. For more detailed information on current regulation sources governing airports’ operation in Mexico, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

If SICT determines that we are not meeting our committed investments during the annual review of maximum tariff compliance, the government may impose fines and reduce the maximum rate for that airport in the following year. Non-compliance with committed investments could also result in the termination of the concession if the relevant term has been violated and sanctions have been imposed at least two times for the same cause and without remediation. If any of our Mexican concessions is terminated, our other concessions may also be terminated.

In prior years, to ensure compliance with our Master Development Programs, we have taken actions in the latter part of the year, such as increasing the amount or pace of certain construction projects. However, we cannot assure that should external factors put our investment levels at risk, we will have enough time to take corrective actions to remain compliant with our Master Development Programs. For details on the latest Mexican tariff base regulation amendment, effective October 19, 2023.

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

Historically, our capital expenditure commitments under our Master Development Programs have been determined by the Mexican PPI’s construction price index. Using this index, we aim to stay as close as possible to our five-year period capital expenditure commitments at any time. We expect to continue this capital expenditure control strategy in the future. As a result of this strategy, our capital expenditure during 2023, 2024, and 2025 was 107.8%, 115.3%, and 103.1% of our capital expenditure commitments under our Master Development Programs, respectively.

Our operating results could be adversely affected if the airlines fail to collect sufficient Airport Improvement Fees for MBJA or if MBJA does not receive approval for the use of these funds to offset costs associated with capital investments at Montego Bay airport.

The Airports (Economic Regulation) Act and related agreements require airlines operating at Jamaican airports to collect an Airport Improvement Fee (“AIF”) from international passengers before they embark. These fees must be deposited monthly into a trust account controlled by the Jamaican Ministry of Science, Energy, Telecommunications and Transport (“MSET”). MSET’s approval, the Jamaican airports can use these funds for additional capital investments not included in their respective Capital Development Programs and cover interest expenses related to financing those investments. In return for the right to use the AIF funds, the Jamaican airports are required to commit to specific additional capital investments.

The MSET renewed its approval for collecting AIF funds at Montego Bay airport on February 25, 2015, for the period ending April 11, 2030, unless otherwise revoked. However, since MSET’s previous approval of MBJA’s use of AIF funds pertains only to specified capital investments in projects already completed, MBJA is currently not authorized to use any AIF funds collected after April 11, 2015.

Moreover, if MBJA’s passenger traffic projections exceed the actual traffic observed at Montego Bay airport, the AIF collected may not be sufficient to finance all capital projects approved by the MSET and their financial cost. We cannot assure that Montego Bay airport will achieve the passenger traffic required to recover MBJA’s committed capital investments in exchange for the use of the AIF funds.

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

Furthermore, revised water quality standards were authorized in 2021, taking effect in 2023. These standards require us to expand and upgrade our wastewater treatment plants to meet the new requirements. We continue to monitor regulatory and legislative developments in this area and cannot assure you that mandatory climate-related disclosure requirement will not be adopted or reinstated in the future.

On June 26, 2023, the International Sustainability Standards Board (ISSB) of the IFRS Foundation issued two sustainability standards, IFRS S1 and IFRS S2, which required entities to disclose information on sustainability-related and climate-related risks and opportunities, respectively. In Mexico, the CNBV proposed significant changes to local ESG-related regulations, particularly through amendments to the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, known as the Circular Única de Emisoras (CUE). The CUE now requires issuers to prepare a sustainability report following ISSB standards. These amendments to the CUE entered into force on January 29, 2025. They established a phased implementation period under which issuers must adopt IFRS S1 and S2, starting with their 2026 reports for the 2025 fiscal year, with optional focus on climate only. The CUE’s phased assurance requirements provide that limited external assurance will be mandatory for the 2027 reports (covering the 2026 fiscal year) and reasonable external assurance will be required for the 2028 reports (covering the 2027 fiscal year). Compliance with these new regulations, or similar ones imposed in other countries where we operate, may necessitate significant additional compliance costs.

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

Risks Related to Our Strategic Shareholder

AMP, or if our Pending Business Combination is completed, the former shareholders of the merged companies, as holders of Series BB shares, have a significant influence over our operations, and their interests may differ from those of other shareholders.

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

If our Pending Business Combination is completed, AMP will merge into GAP and will be extinguished, and its Series B and BB shares will be cancelled. However, according to the Shareholders meeting of December 11, 2025, GAP will issue new Series B and Series BB shares to the shareholders of the merged companies, including AMP’s current shareholders. These holders, now direct holders, of Series BB shares will retain all the special rights described above. In addition, the current shareholders of GAP who own the merged companies will increase their individual holdings of Series B shares as a result of the merger. See “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination.”

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

If our Pending Business Combination is completed, AMP will be extinguished and CMA will be merged into GAP and will be extinguished. However, the former shareholders of these entities will become direct holders of the Series BB shares and may have differing views regarding the exercise of the special rights attached thereto.

If AMP, or following the completion of our Pending Business Combination, the former shareholders of the merged companies should decide to sell all or a portion of their interest in us, our operations and share price could be adversely affected.

AMP currently has a significant influence on our management, as described above. AMP can sell nearly all its shares. Our bylaws provide that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to transfer. Should AMP or its shareholders, once the Business Combination has been consummated, divest its interest in us or cease to hold Series BB shares, our management could change. As a result, our operations could be adversely and significantly affected.

Our operations could be adversely affected if the Pending Business Combination is not completed and the technical assistance agreement is not renewed with AMP.

AMP provides services through the technical assistance agreement, through which AMP provides our airports with expertise in operating in the aeronautical sector and strategic planning guidance to increase aeronautical and non - aeronautical revenues, in addition to knowledge of the Mexican government and business sectors and assistance with the determination of our Master Development Programs. Therefore, if either we or AMP decide not to renew the technical assistance agreement, it would require time and potentially higher costs for us to replace AMP’s strategic expertise through contracts with new external advisors. Apart from the possible higher costs, the need to replace AMP could impact on our business strategy and ongoing projects, such as the successful determination of tariffs, investments, and other elements of our Master Development Programs. As a result, our results of operations could be negatively affected. For more detailed information on the technical assistance agreement with AMP, see “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

On December 11, 2025, our shareholders approved the Business Combination that, if completed, would result in the merger of AMP into GAP and the internalization of the technical assistance and technology transfer services currently provided by AMP. If the merger becomes effective, this risk factor would no longer be applicable as GAP would provide these services directly to its airports. However, until the merger becomes effective, this risk remains relevant. For a complete description of the Business Combination, see “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination.”

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

Although we believe AMP satisfies all its requirements under the privatization guidelines and the participation agreement, there can be no assurance that allegations or official inquiries relating to AMP’s compliance with its obligations under those requirements will not take place. In the event of future inquiries or an official finding that AMP is or was not in compliance with the requirements of the privatization guidelines or the participation agreement, AMP could be subject to fines, which could have a material effect on our operations. In addition, there can be no assurance that any such developments will not result in a material decrease in the market value of our shares, ADSs, or their liquidity.

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

Risks Related to our Pending Business Combination.

We may not complete our Pending Business Combination or realize its anticipated benefits due to execution risks, including the execution of definitive transaction agreements and satisfaction of closing conditions.

On December 11, 2025, our shareholders approved the Business Combination, which has not yet been consummated. For a complete description of the Business Combination, including the transaction structure, status, and conditions, see “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination.”

We cannot assure the timing of the consummation of the Business Combination, if it is completed at all. In addition, because CBX has been designated as part of the San Ysidro Port of Entry under U.S. law and involves critical border infrastructure, the transaction remains subject to ongoing oversight by U.S. governmental authorities with jurisdiction over border infrastructure and operations, and we may be required to comply with conditions, operational requirements, or restrictions that could delay, increase the cost of, or otherwise affect the operation of CBX. Any delay in completing the merger, the inability to complete it, or the imposition of onerous or unanticipated conditions could result in significant costs, management distraction and uncertainty, and may prevent us from realizing the anticipated strategic benefits of the acquisition.

If completed, our Pending Business Combination may be challenging to integrate and could divert management attention and resources from our existing operations.

CBX operates a business that is materially different from our airport concession operations. Unlike our airports, which generate revenue from aeronautical services, commercial concessions and multiple airline customers, CBX operates as a specialized border-crossing facility that relies entirely on U.S. Customs and Border Protection for immigration processing services.

If the CBX integration is completed, integrating CBX could require further knowledge of U.S. immigration and border-control regulation, binational coordination and operational frameworks that differ from our core competencies. The integration process may require significant management time and resources and may divert attention from our existing operations. We may experience difficulties integrating CBX’s systems, processes, personnel and corporate culture, and the loss of key personnel or disruption of relationships with CBP or other governmental authorities could adversely affect operations. If we are unable to integrate CBX successfully, we may incur increased costs, operational disruption and fail to realize the expected benefits of the acquisition.

CBX’s operations depend on U.S. and Mexican border policies; if we complete the Pending Business Combination, recent policy changes or reduced border crossings could materially affect our investment.

CBX’s business depends on the processing of passengers by U.S. Customs and Border Protection and on the continuation of current U.S. and Mexican border and immigration policies. U.S. and Mexican authorities have from time to time implemented enhanced immigration enforcement and border-security measures, including increased screening procedures at ports of entry, which could increase processing times, reduce CBX's operational advantages relative to traditional land crossings and negatively affect passenger demand.

Passenger traffic at CBX has declined in recent years, decreasing from approximately 4.3 million passengers in 2023 to 4.0 million passengers in 2024 and approximately 4.0 million passengers in 2025, and we cannot assure that this trend will stabilize or reverse. In addition, CBX is required to reimburse the U.S. government for CBP officer costs, and we have limited visibility into potential future cost increases. Changes in immigration policy, visa requirements or border procedures, or any temporary or permanent closure of the border crossing due to security, public health or policy decisions, could materially reduce passenger traffic or eliminate substantially all of CBX’s revenues. These factors are largely outside our control and represent an ongoing risk to our investment if the Business Combination is completed.

If the pending Business Combination is completed, we could be subject to new U.S. regulatory requirements

If the Pending Business Combination is completed and we acquire CBX, we will be subject to extensive regulation and oversight by U.S. federal authorities with jurisdiction over ports of entry and border-crossing infrastructure. CBX is designated as part of the San Ysidro Port of Entry under U.S. law and, as a result, its operations are subject to the authority of U.S. Customs and Border Protection and other agencies within the U.S. Department of Homeland Security, as well as other U.S. governmental authorities with jurisdiction over border security, transportation and critical infrastructure. Compliance with these regulatory requirements may impose significant operational, security, reporting and capital expenditure obligations and may restrict our ability to modify, expand or otherwise operate the CBX facility.

In addition, any changes in applicable laws, regulations, policies or enforcement practices, or the imposition of new or more stringent requirements by U.S. governmental authorities, could result in increased costs, operational delays or limitations, or require us to make material modifications to our business practices or infrastructure. Our failure to comply with applicable U.S. laws or regulatory requirements could result in fines, penalties, suspension or revocation of operating authorizations, or other adverse actions, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Internalization of technical assistance services following the completion of the Pending Business Combination may not achieve expected benefits and could adversely affect expected benefits

Our Pending Business Combination is expected to generate operational and financial synergies for us, derived from the integration of structures, consolidating technical services, and coordinating operations. However, we cannot assure that these synergies will be achieved in the amounts, timing, or conditions anticipated. Factors such as cost overruns, uneliminated operational duplications, or delays in adopting shared systems and processes could limit our ability to capture such expected benefits. Even if the transaction is completed, the internalization may require incremental investment in personnel, systems, intellectual property and operational processes, and we may experience transitional disruption or delays in replicating the services historically provided under the technical assistance agreement. If we are unable to successfully internalize these functions, our operations, strategic planning and commercial performance could be adversely affected, and the anticipated efficiencies and cost savings may not be realized in the expected amounts or within the expected timeframe. For a description of our current technical assistance agreement with AMP, see “Item 4, Information on the Company — History and Development of the Company — technical assistance agreement.”

In addition to the CBX integration, the Business Combination will result in the internalization of the technical assistance, strategic advisory and certain other services historically provided by AMP and its affiliates pursuant to the technical assistance agreement and related arrangements. Upon effectiveness of the Business Combination, these services would be performed directly by our management and operating teams, and the existing technical assistance structure would be terminated. We expect that this internalization will further align our governance and operational structure with our strategic objectives and enhance transparency and operational control. We anticipate a transition period of 6 to 12 months for the full transfer of services, processes, and systems currently provided by AMP. This internalization is expected to eliminate the recurring technical assistance fee payments, resulting in estimated annual savings of approximately 3.1% of EBITDA from Mexican airport operations (approximately Ps.971.8 million based on 2025 amounts), while ensuring that our airport operations continue to benefit from the same technical assistance and technology transfer functions that were previously provided by AMP as an external service provider.

The Pending Business Combination, if completed, could result in dilution to our existing shareholders, and the valuation underlying the transaction may not be realized.

If the Business Combination is completed, we will issue approximately 90 million net new shares of our capital stock, subject to adjustments, to the direct or indirect shareholders of the merged companies. As of the date hereof, we have approximately 505 million shares outstanding, and following completion of the merger, our outstanding shares would increase to approximately 595 million shares. See “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination.”

The issuance of such shares could result in dilution of our existing shareholders’ ownership interests and may adversely affect the market price of our shares. In addition, the valuation of the merged companies and the exchange ratio underlying the merger are based on assumptions and estimates regarding future performance, market conditions and expected benefits. There can be no assurance that these assumptions will prove accurate or that the anticipated benefits of the Business Combination will be realized. If actual performance differs materially from the assumptions underlying the valuation, the transaction may result in greater dilution or fail to generate value for our shareholders.

We cannot assure that the number of shares to be issued by GAP as part of the Business Combination could reflect the value of the merged companies, or that they could be considered by all of our shareholders to be in the best interest of GAP.

One or more of our shareholders may not agree with the terms of the agreements relating to the Business Combination, and there may be differing views as to whether the negotiations and resulting transaction are favorable to all shareholders. We cannot assure you that the number of shares to be issued by us in connection with the Business Combination could reflect the value of the combined companies or that such issuance could be viewed by all of our shareholders as being in their best interests.

The Business Combination and the terms thereof are based on various factors and considerations evaluated by our board of directors and its advisors, some of which involve judgments and assumptions and may not align with the views or expectations of all shareholders.

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments and security concerns in Mexico could adversely affect our business and results of operations.

In 2023, 2024, and 2025, domestic terminal passengers represented approximately 57.3%, 55.4%, and 57.2% of the passenger traffic volume in our airports. In addition, a significant portion of our assets and operations are located and conducted in Mexico. Accordingly, our financial condition and results of operations are substantially dependent on the prevailing economic conditions in Mexico. As a result, our business, financial condition, and results of operations could be adversely affected by the Mexican economy’s general condition, by the depreciation of the Mexican peso, by inflation and high interest rates in Mexico, or by political, social, and economic developments in Mexico. Declines in growth, high inflation rates, and high interest rates in Mexico generally adversely affect our operations. If inflation in Mexico increases while economic growth slows, our business, results of operations and financial condition will be affected. The Mexican government may adopt policies, changes in law, and drastic measures to attempt to control and reduce inflation, such as price controls and restriction product offerings, which may significantly affect Mexican private businesses, supply chains, and, ultimately, our margins. In addition, high interest rates and economic instability could increase our financing costs.

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

The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico. This correlation may impact Mexico’s GDP growth and other macroeconomic conditions. The Mexican economy achieved accurate GDP growth rates of 3.1%, 1.2%, and 0.8% in 2023, 2024, and 2025, respectively, and is estimated to increase by 1.5% in 2026, according to the World Economic Outlook published by the International Monetary Fund in January 2025.

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

During 2025, average reference interest rates in Mexico decreased by 263 basis points compared to 2024. The annualized interest rates on 28‑day short‑term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 11.1%, 10.7% and 8.3% for 2023, 2024, and 2025, respectively. As of December 31, 2025, 48% of our long-term debt has interest payments at a variable rate, all of which are indexed to the 28-day TIIE funding reference rate, which highly exposes us to risk due to fluctuations in market interest rates.

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

The Mexican government has enacted significant changes to policies and regulations. It is generally expected that the current administration will continue the predecessor’s political and economic agenda and that the Mexican federal government will increasingly make significant changes to policies, laws, and regulations, including amendments to the Mexican Constitution that have raised concerns about judicial independence and the rule of law in Mexico.

The current Mexican Administration has approved wide-ranging constitutional reforms. As of the date of this filing, adopted reforms include (i) significant modifications to the Mexican judicial system, (ii) the elimination of certain autonomous governmental bodies, such as the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos), the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”), and the National Antitrust Commission (Comisión Nacional Antimonopolio, or “CNA”), (iii) the reform of the constitutional supremacy, which limits the judicial system’s faculties to review, challenge and ultimately invalidate constitutional reforms. Such reform potentially allows the ruling party to approve constitutional reform proposals without the support of opposition lawmakers and any judicial challenge towards its invalidation.

We cannot predict the nature, timing or scope of any future legal or constitutional reforms or whether they will be enacted. However, further measures that challenge the autonomy of governmental institutions or the judicial system’s independence could negatively impact the Mexican economy and undermines investor confidence. Any changes to laws, policies, or regulations as a result of such reforms may materially and adversely affect our business, financial condition, and results of operations.

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

Significant future appreciation or depreciation of the peso could influence our overall passenger traffic volume, potentially leading to a material adverse effect on our operations. In 2023, the peso appreciated 12.7% against the U.S. dollar, while in 2024, it depreciated by 20.0%. In 2025, the peso appreciated 11.4% against the U.S. dollar. Additionally, rising inflation in the U.S., the extent of which remains uncertain, could impact the value of the peso relative to the U.S. dollar. Notably, in 2025, inflation in the U.S. increased by 2.7%. A significant depreciation of the peso may impact our total passenger traffic volume by increasing travel costs for domestic passengers. Conversely, a significant appreciation of the peso could affect aggregate passenger volume by increasing travel costs for international passengers.

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

After acquiring DCA in 2015, we took on debt in U.S. dollars. A devaluation of the peso would raise the debt service costs associated with this U.S. dollar-denominated debt and result in foreign exchange losses. In 2025, 99% of MBJA’s and NMIA’s revenues, 74% of their operating expenses, and 68% of their capital expenditures were denominated in U.S. dollars, with the remaining 26% of operating expenses and 32% of its capital expenditures denominated in Jamaican dollars, which are pegged to the U.S. dollar. All of MBJA’s debt was also denominated in U.S. dollars in 2025. Therefore, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar may affect our performance through the consolidation of MBJA and NMIA’s financial and operating results.

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

In recent periods, security incidents and government enforcement actions against organized crime groups in Mexico have been followed by episodes of violence, vandalism and travel disruption. For example, in early 2026, incidents were widely reported across the country, particularly in the state of Jalisco, including in Guadalajara and Puerto Vallarta, and may adversely affect traveler perception and demand if sustained or repeated. Any escalation or persistence of violence in regions where we operate could reduce domestic and international passenger traffic, disrupt airline operations, and adversely affect our results of operations, financial condition and prospects

The U.S. Department of State has issued travel advisories recommending that U.S. citizens avoid or postpone non-essential travel to certain states in Mexico due to security concerns. In its most recent advisory, issued on August 12, 2025, U.S. citizens were urged not to travel to states such as Colima, Guerrero, Michoacán, Sinaloa, Tamaulipas, and Zacatecas. It also recommended postponing non-essential travel to cities, states, and other regions including Baja California, Chiapas, Chihuahua, Guanajuato, Jalisco, Morelos, and Sonora. These advisories cover regions where GAP operates airports, such as Tijuana, Mexicali, Guadalajara, Puerto Vallarta, Guanajuato, Morelia, Manzanillo, Hermosillo, and Los Mochis.

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

If economic growth remains insufficient to reduce poverty, Jamaica may continue to experience social challenges, particularly among youth, leading to high crime rates and unemployment. According to the Statistical Institute of Jamaica, the unemployment rate was estimated at 3.3% in October 2025, improving slightly from 3.4% reported for October 2024. Jamaica made commendable strides in 2025 with a 43% reduction in murders and over 13% reduction in violent crimes.

On October 28, 2025, Jamaica and in particular, the western end of the island suffered severe damage from the passage of Hurricane Melissa, a category 5 storm. The hurricane brought severe winds, heavy rainfall and widespread disruption throughout the country. A large number of hotels were damaged and were subsequently shuttered, with some having reopening dates set along the way of year 2026. This has resulted in a corresponding fall-off in traffic due to the closure of hotels and perceptions about the state of the island following the devastating impact of the hurricane.

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

In 2022, the Supreme Court of Jamaica issued a landmark ruling that classifies security guards as employees of the firms that contracted them rather than as independent contractors, as was previously the case. This ruling imposes employer tax obligations on security firms regarding their security guards and other related employee expenses. As a result, security firms are now requesting a 50% increase in their rates to offset these new costs, which could negatively impact our business and results of operations. This ruling took effect on September 23, 2022. In 2026, The Government declared plans to further increase minimum wage by 15% in 2026 with the aim of double the minimum wage over the next 5 years.

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

Travel alerts issued by the U.S. Bureau of Consular Affairs, the most recent as of January 23, 2024, warn travelers about the risks of visiting Jamaica. These alerts highlight concerns over safety and security due to rising crime rates, including violent crime, in various regions across the country. Additionally, they mention challenges in accessing medical services, as many hospitals and doctors overseas do not accept U.S. health insurance. Specific areas in Montego Bay and Kingston near our Jamaican airports are noted for increased criminal activity. On January 17, 2026, there was an update, the advisory level was decreased to Level 2. There were no changes to the risk indicators.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

We hold concessions to operate, maintain, and develop twelve international airports in Mexico’s Pacific and Central regions and two international airports in Jamaica. As airport operators, we charge airlines, passengers, and other users fees for the use of airport facilities. We also generate rental and other income from commercial activities at our airports, including leasing space to restaurants and retailers, parking operations, and advertising services.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (sociedad anónima bursátil de capital variable), is a corporation organized under Mexican law. It was established in 1998 as part of the Mexican federal government’s initiative to open the national airport system to private investment. The corporate term is 100 years.

All of our Mexican airport concessions have a term of 50 years commencing on November 1, 1998. Under certain circumstances, the SICT may extend these concessions for an additional 50-year period.

Our wholly owned Spanish subsidiary, DCA, holds a 74.5% stake in MBJA, the concessionaire responsible for operating, maintaining, and developing Sangster International Airport in Montego Bay, Jamaica for a term of 30 years beginning on April 12, 2003. On July 26, 2024, MBJA executed amendments to its Concession Agreement with the AAJ to address the impacts of the COVID-19 pandemic on the concession. As a result, the concession term was extended to 31 years from the commencement date and is scheduled to expire in March 2034. The amended concession does not provide for any further extension beyond the revised term.

On October 10, 2018, we entered into a concession agreement with the Government of Jamaica to operate, modernize, and expand the Norman Manley International Airport (“NMIA”) in Kingston for a term of 25 years, with a potential five-year extension. We assumed control and management of NMIA on October 10, 2019.

Our registered office is located at the address set forth on the cover page of this annual report on Form 20-F. Our telephone number is +52 (33) 3880-1100. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

The guidelines established a two-stage program to introduce private investment into these airport groups. In the first stage, public auctions were held to award a minority equity interest in each airport group to a strategic partner. The second stage consisted of selling all or a portion of the remaining government interest in each airport group through public offerings in the Mexican and international capital markets. All airport groups, except the Mexico City Airport Group, have completed both stages of this program.

As a result of the privatization process, we and our subsidiaries are no longer subject to the regulations applicable to wholly owned government companies. We believe this structure provide us with greater operational and strategic flexibility to implement our business strategy and to respond effectively to market conditions and growth opportunities.

Investment by AMP

In 1999, as part of the first stage of the Mexican government’s program to open the airport system to private investment, the government conducted a public auction pursuant to which it sold a 15% equity interest in our Company to Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”).

The current shareholders of AMP are as follows:

•
Controladora Mexicana (“CMA”) holds 66.67% of AMP. Under the privatization guidelines established by the Mexican government during the first phase of the airport privatization process, strategic shareholders were required include, among other characteristics, both an “operating” partner and a “Mexican” partner (each referred to as a “key partner”), CMA is one of AMP’s two key partners and serves as the designated “Mexican” partner.

•
Aena Desarrollo Internacional, S.M.E, S.A. (“Aena Internacional”) holds the remaining 33.33% of AMP. Aena Internacional is a wholly owned subsidiary of Aena, S.M.E., S.A. (“Aena”), the parent company of the Spanish economic group Grupo AENA. Aena operates 46 airports and two heliports in Spain and, through Aena Internacional, in addition to its stake in AMP, holds 100% of the share capital of the concessionaires of seventeen airports in Brazil, and owns 51% of the group that holds the concession of the London Luton Airport in the United Kingdom.

In connection with the auction, AMP paid the Mexican government an aggregate amount of Ps.2.45 billion (nominal pesos, excluding interest) (U.S.$261.0 million based on the exchange rates in effect on the date of AMP’s bid) in exchange for:

•
All of our Series BB shares, representing 15% of our capital stock; and
•
The right and obligation to enter into various agreements with us and the Mexican government, including a participation agreement, a fifteen-year technical assistance agreement, and a shareholders’ agreement. These agreements are described in further detail in Item 7 of this annual report.

The Technical Assistance Agreement with AMP

Pursuant to the technical assistance agreement, we receive management and consulting services, as well as industry expertise and technology from AMP. In consideration for these services, we pay a technical assistance fee. The agreement grants us an exclusive license in Mexico to use the technical assistance and expertise transferred by AMP or its shareholders during the term of the agreement. AMP provide support in various areas, including the development of our commercial activities, preparation of marketing studies aimed at increasing passenger traffic, assistance in preparing the Master Development Programs required to be submitted to the SICT, and improvements to airport operations.

The agreement renews automatically for successive five-year terms unless one party gives notice of termination at least 60 days before the planned expiration date. According to our bylaws, if we wish to renew or cancel the technical assistance agreement, we require approval from 51% of Series B shareholders, excluding AMP or any related parties. A party may also terminate the technical assistance agreement before its expiration date if the other party fails to comply with its terms. The technical assistance agreement with AMP was automatically renewed on August 25, 2024 and it has been renewed automatically every five years since August 25, 2014.

The technical assistance fee is determined based on the greater of U.S.$4.0 million (adjusted annually for U.S. inflation since August 25, 2000, as measured by the U.S. CPI) or 5% of our consolidated annual income from operations at our Mexican airports (before deducting the technical assistance fee, income taxes, and depreciation and amortization, all in accordance with Mexican Financial Reporting Standards “MFRS”). In our opinion, this fee structure incentivizes AMP to help increase our annual consolidated earnings. As part of the agreement, AMP is also entitled to reimbursement for out-of-pocket expenses. In 2023, 2024, and 2025, the technical assistance fee, based on our Mexican airports’ income from operations, were Ps.851.3 million, Ps.845.2 million, and Ps.971.8 respectively. These amounts represented 4.6%, 4.5%, and 4.4% of our annual consolidated income from operations (before deducting the technical assistance fee, income taxes, and depreciation and amortization), respectively.

If our Pending Business Combination is successfully completed, AMP will merge into us and we will internalize the functions currently performed by AMP under the technical assistance agreement. Following the completion of the Business Combination, we will provide these management and consulting services, industry expertise, and technology directly to our airports through our own internal resources. For a complete description of the Business Combination and the expected internalization of technical assistance services, including anticipated transition period, expected savings, and related matters, see “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”.

AMP’s Rights and Obligations under Our Bylaws

Pursuant to our bylaws, the holder of our Series BB shares, AMP, has the right to appoint and remove our chief executive officer and other senior executives, in consultation with our Nominations and Compensation Committee. Additionally, AMP has the right to appoint four members and their respective alternates to our board of directors. AMP is also entitled to appoint three members of our Operating Committee and 20% of the members of each board committee (or one member in the case of any committee composed of fewer than five members). Members of our Audit Committee must be independent, per Mexican and U.S. independence standards. As holder of the Series BB shares, AMP also holds veto rights over certain matters requiring shareholder approval, including the declaration of dividends, amendments to our bylaws, and any action intended to modify or eliminate AMP’s right to appoint senior executives. Additionally, AMP’s shareholders have assigned veto rights among themselves with respect to the exercise of these rights and other governance matters. This structure may increase the risk of a deadlock at both AMP shareholder meetings and meetings of our shareholders. See “Item 3, Key Information – Risk Factors – Risks Related to Our Strategic Shareholders.”

Our bylaws state that, subject to certain exceptions, Series BB shares must be converted into Series B shares prior to any transfer. However, according to our bylaws, if AMP’s ownership of Series BB shares falls below 7.65% of our capital stock, all remaining Series BB shares would be mandatorily converted into Series B shares, resulting in the loss of all special governance and veto rights attached to the Series BB shares.

AMP Shares in Bancomext Trust

Pursuant to the participation agreement entered in connections with the Mexican government’s sale of our Series BB shares to AMP, AMP contributed its Series BB shares to a trust. The trustee of this trust is Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”). For a description of this trust, see “Item 7, Major Shareholders and Related Party Transactions – Major Shareholders – AMP Trust, Bylaws and Shareholders’ Agreement.”

Under the terms of this trust, AMP may instruct the trustee to vote shares representing up to 10% of our total capital stock. Any shares held in excess of the 10% threshold are voted by the trustee in accordance with the majority vote of the Series B shareholders. However, as described above, the trust arrangement does not modify or eliminate the veto and other special rights granted to Series BB shareholders.

Global Offering and Establishment of ADR Facility with NYSE Listing

In 1999, 85% of our capital stock was transferred by the Mexican government to a trust established within Nacional Financiera, S.N.C., Institución de Banca de Desarrollo (“NAFIN”), a Mexican development banking institution owned by the Mexican government. In February 2006, we completed an initial public offering pursuant to which NAFIN sold its 85% interest in our Company. In connection with this offering, all of our outstanding Series B shares were offered and sold to the public in Mexico, the United States, and other jurisdictions. As a result, NAFIN ceased to be a shareholder of our Company. We did not receive any proceeds from the offering, as all the net proceeds from the sale of shares were remitted to the Mexican government. Simultaneously with the initial public offering, we established an American Depositary Receipt (“ADR”) facility with The Bank of New York Mellon (formerly The Bank of New York) and our American Depositary Shares (“ADSs”) were approved for listing on the New York Stock Exchange (“NYSE”). In addition, our Series B shares were registered with the National Securities Registry (Registro Nacional de Valores) and listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores).

Master Development Programs

Pursuant to the terms of our Mexican concessions titles, each of our Mexican airport concession subsidiaries is required to submit a Master Development Program to the SICT for approval every five years. Each Master Development Program sets forth the required capital investment commitments applicable to the regulated portion of our Mexican airport operations, including infrastructure expansion, modernization projects and other capital improvements, for the corresponding five-year period. Once approved by the SICT, the investment commitments contained in the MDP become binding obligations under the respective concession titles.

On August 27, 2024, the SICT approved the MDPs for each of our Mexican airports for the 2025-2029 period. The 2025-2029 MDP became effective on January 1, 2025, and will remain in force through December 31, 2029.

The table below presents our historical capital expenditures for our Mexican airports. Capital expenditures are presented on a cash-flow basis and reflect amounts actually incurred by each airport during a given year. Accordingly, these amounts excludes investments that were planned but not paid for during that year. For purposes of comparing annual capital expenditures with the investment commitments established under the applicable MDP for a given year, adjustments are required to reflect the accrual-based allocation of investments. Specifically, it is necessary to (i) deduct payments made during the year relating to investments allocated to prior periods, and (ii) add investments allocated to the year that remained unpaid as of year-end.

For the years 2023, 2024, and 2025, unpaid allocated investments totaled Ps.901.5 million, Ps.1,193.6 million, and Ps.1,578.5 million respectively. Most of these investments were undertaken in accordance with the applicable MDP commitments.

Historical Capital Expenditures by Mexican Airport

	Year ended December 31,
	2023		2024		2025
		(thousands of pesos)
Guadalajara	Ps.	5,620,139	Ps.	3,831,300	Ps.	5,110,302
Puerto Vallarta		1,938,333		1,398,424		2,004,654
Tijuana		828,352		426,418		1,320,277
Los Cabos		602,113		661,013		637,612
Guanajuato		253,995		269,115		460,693
Los Mochis		75,169		87,126		269,899
Mexicali		136,306		88,105		139,946
Morelia		101,756		37,794		134,642
Hermosillo		97,077		96,077		115,704
Aguascalientes		168,688		175,273		95,313
Manzanillo		69,680		40,371		56,459
La Paz		81,034		54,801		52,645
Other (1)		69,889		227,358		613,847
Total	Ps.	10,042,531	Ps.	7,393,175	Ps.	11,011,993

(1)
Includes SIAP, CORSA, PCP, ADP, AHP, OTC, GWTC and Fundación GAP.

The following table sets forth our historical capital expenditures by type of investment across all of our Mexican airports for the years indicated:

Historical Capital Expenditures by Type for our Mexican Airports

	Year ended December 31,
	2023		2024		2025
	(thousands of pesos)
Terminals	Ps.	5,254,393	Ps.	4,470,653	Ps.	6,882,496
Runways and aprons		3,514,886		1,469,763		2,816,770
Machinery and equipment		1,148,323		1,327,075		1,109,006
Other		124,929		125,684		203,721
Total	Ps.	10,042,531	Ps.	7,393,175	Ps.	11,011,993

In 2023, 2024, and 2025, 26.2%, 28.9%, and 29.9%, respectively, of our total capital expenditures were financed by cash flows from operations. The remaining balance was funded primarily through the issuance of long-term debt in the Mexican capital markets (Certificados Bursátiles de Largo Plazo) and bank loans. We expect to continue financing a significant portion of our capital expenditures for our Mexican airports through combination of internally generated cash flows and debt financing, including issuances in the Mexican capital markets. However, our ability to access the capital markets and incur additional indebtedness may be affected by our leverage levels, prevailing interest rates, credit market conditions, compliance with financial covenants and other factors beyond our control. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

Our capital expenditures in 2025 were allocated to the following types of investments at the majority of our Mexican airports:

•
Terminals. During 2025, we continued the expansion of several of our airports either by expanding and renovating existing airport facilities or by continuing the construction of new terminal buildings. This was primarily at Guadalajara, Los Cabos, Puerto Vallarta, and Mexicali airports.

•
Runways and aprons. During 2025, we continued renovating and expanding runways, taxiways and aprons at all of our airports, primarily at Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato, Hermosillo, Aguascalientes, Morelia, Los Mochis and Manzanillo airports.

•
Machinery and equipment. We invested in machinery and equipment, including the latest technology in automated air-conditioning systems and various electromechanical equipment that enhance the operation of our electrical systems, improving their reliability and stability, as well as energy quality monitoring systems.

The following table sets forth our estimated committed investments for each of our Mexican airports for the 2025-2029 period under the applicable Master Development Programs, expressed in thousands of constant pesos as of December 31, 2022. These investment commitments were approved by the SICT on August 27, 2024. Under the terms of our concession titles, we are required to comply with the investment commitments established in the applicable Master Development Programs on an annual basis throughout the five-year period.

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

Differences may arise between estimated committed investments under the applicable MDPs and our historical capital expenditures primarily as a result of: (i) the difference between capital expenditures that were made but not paid in the previous year and investments made but not paid in the current year; (ii) inflation adjustments; and (iii) investments deferred to the first two months following the end of the corresponding fiscal year, among other factors.

We allocated approximately 87.4% of the total committed investments under our 2025–2029 MDP to five of our Mexican airports: Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, and Guanajuato.

We currently anticipate that a substantial portion of the investments required under the 2025–2029 MDP will be financed through debt issuances in the Mexican capital markets, subject to our leverage levels, prevailing market conditions, interest rates and compliance with applicable financial covenants. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”

Acquisition of DCA

On April 20, 2015, we acquired 100% of the outstanding shares of DCA for a total of U.S.$ 192.0 million. The acquisition was fully financed through bridge loans provided by Scotiabank Inverlat, S.A. (“Scotiabank”) and BBVA Bancomer, S.A. (“BBVA”). The loans were refinanced in January and March 2026, respectively, with maturities set for 2027.

DCA Assets

DCA holds a 74.5% stake in MBJA, the concessionaire responsible for the operation, maintenance, and utilization of Sangster International Airport (Montego Bay International Airport) in Jamaica. The remaining 25.5% stake in MBJA is held by Vantage Airport Group Limited (“Vantage”), a Canadian joint venture that operates Vancouver International Airport. Montego Bay International Airport is Jamaica’s principal tourism gateway and is located in Montego Bay along the northern coastal corridor between Negril and Ocho Rios, an area that concentrates approximately 88% of the island’s hotel capacity.

MBJA

On April 3, 2003, MBJA entered into a concession agreement with the AAJ, granting MBJA the rights and obligations to refurbish, develop, operate, and maintain Montego Bay International Airport for a period of 30 years starting from April 12, 2003 (the “MBJA Concession Agreement”).

On July 26, 2024, MBJA executed amendments to the Concession Agreement with the AAJ to address the economic and operational impacts experienced by the concessionaire as a result of the COVID-19 pandemic. As a result of these amendments, the concession term was extended to 31 years from the original commencement date and is currently scheduled to expire in March 2034.

As the approved airport operator, MBJA is authorized to perform certain functions of the AAJ with respect to Montego Bay International airport and is required to provide the airport services outlined in the concession agreement. The MBJA Concession Agreement is governed by Jamaican law, and MBJA cannot assign its rights or obligations thereunder without prior written consent of the AAJ.

Under the terms of the MBJA Concession Agreement, MBJA is also obligated to make certain capital investments. See “Item 4, Information on the Company – Regulatory Framework – The Montego Bay Airport Concession.” In 2023, 2024, and 2025 MBJA made capital investments totaling U.S.$18.6 million, U.S.$20.8 million, and U.S.$22.0 million, respectively. In 2025, capital expenditures were primarily allocated to the continued execution of master plan projects, including immigration and security expansions, landside development works, expansion of the east concourse and check-in hall, as well as technology upgrades aimed at improving operational efficiency.

During 2025, MBJA also commenced Phase 3 (3MW) of its solar photovoltaic power plant and battery energy storage system. Upon completion, total installed generation capacity is expected to increase to approximately 6MW. In 2024, capital expenditures were primarily directed toward continued implementation of master plan projects, including immigration and security expansions, major landside development works, east concourse expansion, expansion of the check-in hall and rehabilitation of Gates 1 through 7, among other projects. In 2023, capital expenditures were primarily allocated to the expansion and renovation of the terminal building and modernization of operational equipment, including replacement of the airport’s IT systems, passenger boarding bridges (jet bridges), HVAC and air handling units, X-ray equipment, fire detection and intrusion detection systems, among others. In addition, MBJA completed the installation of an additional 2 MW solar photovoltaic power plant.

The following table sets forth MBJA’s committed capital investments for the 2026–2030 period under the Capital Development Program, as approved on June 6, 2025.

	Year ended December 31,
	2026		2027		2028		2029		2030			Total
	(million)
Montego Bay	U.S.	38.4	U.S.	39.4	U.S.	18.4	U.S.	11.6	U.S.	10.3	U.S.	118.1

At its annual general meeting held on April 1, 2025, MBJA’s shareholders approved a dividend payment of U.S.$60.0 million. The approved amount was paid in two equal tranches, on May 30, 2025, and September 26, 2025. Based on its 74.5% ownership interest, DCA received U.S.$44.7 million of such distribution, and the remaining U.S.$15.3 million was distributed to Vantage. At its annual general meeting held on May 5, 2024, MBJA’s shareholders approved a dividend payment of U.S.$30.0 million. The approved amount was paid in two equal tranches, on May 31, 2024, and September 27, 2024. Previously, at its annual general meeting held on September 13, 2023, MBJA’s shareholders approved a dividend payment of U.S.$30.0 million. On November 15, 2023, MBJA paid U.S.$22.4 million in dividends to DCA based on its stake, and U.S.$7.6 million to Vantage.

PACKAL

On October 10, 2018, PACKAL entered into a concession agreement with the AAJ, which grants PACKAL the right and obligation to refurbish, develop, operate, and maintain NMIA for 25 years, with an option to extend the term for an additional five years, commencing on October 10, 2019. As part of the concession agreement, we paid a total U.S.$ 7.1 million (comprising U.S.$2.1 million to the International Finance Corporation (“IFC”) and U.S.$5.0 million to the AAJ).

Under the terms of the PACKAL Concession Agreement, PACKAL is required to pay the AAJ a concession fee equal to 62.01% of total aeronautical and commercial revenues. On July 26, 2024, PACKAL signed amendments to the Concession Agreement with the AAJ to address the economic impacts experienced by the concessionaires as a result of the COVID-19 pandemic. As a result, the concession fee was reduced from 62.01% to 53.22% of the total aeronautical and commercial revenues, effective retroactively from September 11, 2023 through the end of the concession term. The financial benefit of this modification was recognized retroactively in our 2024 Income Statement.

All long-lived assets at NMIA are owned by the AAJ. Upon expiration or termination of the concession term, all airport assets, including improvements made during the concession period, will automatically revert to the AAJ without additional compensation. In 2023, 2024, and 2025 PACKAL made capital investments totaling U.S.$5.7 million, U.S.$33.6 million, and U.S.$49.9 million, respectively. In July 2023, PACKAL initiated the comprehensive rehabilitation of restrooms throughout the terminal, which was completed in 2024. During this period, PACKAL also procured a passenger boarding bridge to replace one of the airport’s nine bridges. In 2024, PACKAL commenced the runway end safety area (“RESA”) project, a mandatory work under the concession agreement. In 2025, PACKAL advanced the extension of the runway, one of the mandatory projects under the concession agreement, reinforcing compliance with international aviation safety standards. In parallel, replacement of concrete slabs under the apron work, also classified as a mandatory project, was initiated. Development of Solar Farm Phase II commenced during the year, further strengthening the airport’s sustainability initiatives. During 2025, Phase II of the terminal restroom rehabilitation was completed, along with a full upgrade of the public address (PA) system across the terminal. Renovation of tiling throughout the terminal also commenced as part of the broader modernization of passenger facilities.

The following table sets forth PACKAL committed capital investments for the 2026–2030 period under the Capital Development Program, as approved on June 6, 2025.

	Year ended December 31,
	2026		2027		2028		2029		2030			Total
	(million)
Kingston	U.S.	45.8	U.S.	23.4	U.S.	3.8	U.S.	7.9	U.S.	4.3	U.S.	85.2

Pending Business Combination

At an Extraordinary General Meeting held on December 11, 2025, our shareholders approved a business combination (the “Business Combination”) that includes the internalization (i) the Cross Border Express (“CBX”), a landside terminal facility located in San Diego, California, United States, that connects via an enclosed pedestrian bridge to Tijuana International Airport, and (ii) the technical assistance, strategic advisory and related services historically provided to us by AMP and its affiliates pursuant to the technical assistance agreement and related arrangements. On November 14, 2025, we furnished to the U.S. Securities and Exchange Commission an information statement on Form 6-K containing a detailed description of the Business Combination, including the background, terms, and conditions of the transaction, which investors may review for further details regarding the Business Combination.

At the aforementioned Shareholders’ Meeting, our shareholders approved a capital increase and it is estimated that we would issue and place into circulation approximately 90 million net new shares representing its capital stock, subject to adjustments. Such shares will be delivered to the direct and indirect shareholders of the merged entities as consideration in connection with the merger.

GAP is expected to issue approximately 187 million new shares. However, prior to the merger, the merged entities own approximately 97 million shares representing GAP’s capital stock. As a result, upon effectiveness of the merger, GAP would receive such shares as part of the assets of the merged entities, and these shares would be canceled.

The final amount of the capital increase and the definitive number of shares to be issued will be disclosed in due course. The Shareholders’ Meeting granted broad authority to GAP’s Board of Directors to determine the terms of the merger, including the number of shares to be issued on the effective date.

Transaction Structure

The Business Combination is structured as a two-step acquisition:

•
Step 1 — Merger. The approved transaction contemplates a merger of several entities into GAP, through which GAP would consolidate a 75% ownership interest in the CBX and internalize the technical assistance agreement, U.S.$290.0 million cash and U.S.$75.0 million bank debt. The CBX is currently held through Otay-Tijuana Venture, LLC (“OTV”), which is ultimately owned 37.5% by shareholders of Proyectos de Asesoría Profesional, S.A. de C.V., 37.5% by partners of Promotora Aérea del Pacífico, S. de R.L. de C.V., and 25% by EGI-Otay Investors, LLC. In connection with the merger, we expect to issue approximately 187 million new shares (Series B and Series BB) to the shareholders of the merged entities. We would also receive approximately 97 million of our own shares currently held by such entities, which would be cancelled upon receipt, resulting in approximately 90 million net new Series B shares outstanding (subject to adjustments), representing an approximately 18% increase in our outstanding shares.

•
Step 2 — Acquisition of Remaining 25% Interest of the CBX. Following the effectiveness of the merger, we expect to acquire the remaining 25% equity interest in CBX through a separate ancillary transaction for approximately U.S.$487.5 million in cash, contingent upon completion of the initial merger. The Company expects to settle this transaction through the resources obtained in the debt market in Mexico, with the issuance of Bond Certificates on March 31, 2026 for Ps.10,718.0 million.

Status and Conditions

As of the date of this Annual Report, the definitive operation agreements have not yet been executed. However, the Business Combination has been approved by GAP’s shareholders, and there are no outstanding regulatory approvals required in Mexico or the United States to consummate the transaction. As of the date of this Annual Report, all required U.S. regulatory conditions have been satisfied, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and clearance by the Committee on Foreign Investment in the United States (“CFIUS”).

In addition, the CBX facility operates pursuant to a Presidential Permit issued by the U.S. Department of State authorizing the construction, operation and maintenance of the cross-border pedestrian bridge linking San Diego, California and the Tijuana International Airport in Mexico. While the transaction does not require a new approval under the Presidential Permit, the parties expect to provide the corresponding notification to the relevant authorities upon the effectiveness of the merger.

Execution of the definitive documentation and consummation of the transaction remain subject to customary closing conditions and final documentation.

Description of CBX

CBX is a cross-border terminal connected via a pedestrian bridge to Tijuana International Airport. The facility includes passenger processing areas, parking, ground transportation facilities and retail and service amenities. OTV also owns approximately 60 acres of adjacent land available for future development, and the contemplated transaction includes all of this adjacent real estate. CBX operates pursuant to a U.S. Presidential Permit granted in 2010 authorizing the construction and operation of the cross-border facility. The permit does not have a defined expiration date but may be modified or terminated at the discretion of the U.S. Secretary of State. CBX is designated as part of the San Ysidro Port of Entry under U.S. law, and U.S. entry processing is conducted by U.S. Customs and Border Protection officers, with CBX reimbursing the U.S. government for the cost of such services in accordance with applicable arrangements.

Internalization of Technical Assistance Services

In addition to the CBX integration, the Business Combination will result in the internalization of the technical assistance, strategic advisory and certain other services historically provided by AMP and its affiliates pursuant to the technical assistance agreement and related arrangements. Upon effectiveness of the Business Combination, these services would be performed directly by our management and operating teams, and the existing technical assistance structure would be terminated. We anticipate a transition period of 6 to 12 months for the full transfer of services, processes, and systems currently provided by AMP. This internalization is expected to result in estimated annual savings in a consolidated basis of approximately 3.1% of EBITDA from Mexican airport operations (approximately Ps.971.8 million based on 2025 amounts), while ensuring that our airport operations continue to benefit from the same technical assistance and technology transfer functions that were previously provided by AMP as an external service provider.

Expected Financial Impact

If the Business Combination is executed and consummated, our consolidated results of operations would include CBX’s revenues (primarily passenger fees, parking revenues, and commercial revenues from retail and other services) and operating expenses (including reimbursement to U.S. Customs and Border Protection for inspection services, facility operating costs, and real estate holding costs for approximately 60 acres of adjacent land) besides the savings from internalization of technical assistance services. Our historical operating results presented in this Annual Report do not reflect the Business Combination. CBX’s business is sensitive to cross-border travel patterns, U.S.-Mexico trade and immigration policies, and airline capacity and route decisions at Tijuana International Airport. We have not included pro forma financial information in this Annual Report because the transaction has not been consummated; however, investors should be aware that if the transaction consummates, our future operating results and key performance metrics will reflect this new line of business.

Lock-Up and Orderly Disposition Restrictions

Shareholders receiving shares in the Business Combination will be subject to lock-up and orderly disposition restrictions. Generally, these shareholders will be restricted from disposing of the shares they receive for 365 days following shareholder approval of the Business Combination, subject to two carve-outs permitting disposition of up to 25% of their shares after 90 days and an additional 25% after 180 days. Any permitted dispositions must be effectuated through registered public offerings or block sales that comply with applicable securities laws and must be coordinated with the Company management. See “Item 10 — Lock-Up Provisions Related to Pending Business Combination.”

BUSINESS OVERVIEW

Our operations

We hold concessions to operate, maintain, and develop 12 international airports in Mexico and two international airports in Jamaica. Upon completion of our Pending Business Combination, we would also own a cross-border terminal facility in San Diego, California that connects Tijuana International Airport. See “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”

Mexican operations

Our 12 airports in Mexico serve two major metropolitan areas, Guadalajara and Tijuana, as well as several important tourist destinations, including Los Cabos, Puerto Vallarta, La Paz, and Manzanillo. We also serve mid-sized cities such as Guanajuato, Hermosillo, Mexicali, Morelia, Aguascalientes, and Los Mochis. Our airports are located across nine of the 32 Mexican states, covering an area of approximately 566,000 square kilometers, with a combined population of around 32.0 million, according to the 2020 national census published by INEGI.

All of our Mexican airports are classified as international airports under applicable Mexican Law. They are fully equipped to handle international operations and provide customs, immigration, and refueling services administered by the relevant Mexican government authorities.

In 2023, 2024, and 2025, our Mexican airports handled 56.5 million, 55.3 million, and 57.4 million terminal passengers, respectively, positioning us among the largest private airport operators in the Americas. According to data published by the SICT, as of December 31, 2025, five of our airports ranked among the ten busiest airports in Mexico based on total commercial aviation passenger traffic. Our share of total arriving and departing commercial aviation passengers in Mexico was 31.1%, 30.7%, and 30.2% in 2023, 2024, and 2025, respectively.

In 2025, our Mexican airports generated total revenues of Ps.36.5 billion, of which Ps.28.4 billion corresponded to the sum of aeronautical and non-aeronautical revenues, and Ps.8.2 billion corresponded to improvements to concession assets, recognized in accordance with IFRIC 12.

Our Mexican airports serve several of the country’s most significant international and domestic routes. Notably, the Guadalajara-Los Angeles route ranked as the fourth largest international route in Mexico in 2025 based passenger traffic, according to the Federal Civil Aviation Agency (“AFAC”). We also serve major leisure destinations, including Puerto Vallarta and Los Cabos, which attract a high volume of tourists from the United States and other international markets. In the domestic market, our airports operate key routes identified by the AFAC as among the busiest in the country. In 2025, the Guadalajara-Mexico City route ranked as the third busiest domestic route in Mexico, while the Mexico City-Tijuana and Guadalajara-Tijuana routes ranked fourth and fifth, respectively.

Principal Mexican Airports by Passenger Traffic (2025)

Total Aviation Passengers
(thousands)
Mexico City (1)	44,606
Cancun	29,346
Guadalajara*	18,697
Monterrey	15,623
Tijuana*	12,650
Los Cabos*	7,530
AIFA	7,079
Puerto Vallarta *	6,948
Merida	3,940
Guanajuato*	3,301

Source: SICT and Company data.

* Indicates airports operated by us.

(1)
Commercial aviation passengers.

According to data published by the SICT, in 2025 Guadalajara and Tijuana ranked as the third and fifth busiest airports in Mexico, respectively, based on total commercial passenger traffic. In 2023, 2024, and 2025, these two airports accounted for approximately 54.7%, 54.9%, and 54.6%, respectively, of total terminal passenger traffic at our Mexican airports. During the same periods, these two airports represented 52.2%, 50.4%, and 51.3%, respectively, of our Mexican airports’ total revenues and 48.3%, 49.1%, and 49.0%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

According to Mexico’s Ministry of Tourism, our country has consistently ranked among the world’s top fifteen destinations for international visitors. Mexico received 42.1 million international tourists in 2023, 45.0 million in 2024, and 47.8 million in 2025.

Tourism represents one of the largest contributors to Mexico’s economy. The Pacific region, where several of our airports are located, is among the country’s most visited areas due to its beaches, cultural attractions, hotels and resort infrastructure. Los Cabos, Puerto Vallarta, La Paz and Manzanillo are key destinations within this region. Among them, Los Cabos and Puerto Vallarta are the most significant. According to the Mexican National Institute of Migration, in 2025 Los Cabos was the third most visited international destination in Mexico, and Puerto Vallarta ranked fourth.

In 2025, the Los Cabos and Puerto Vallarta handled 7.5 million and 6.9 million terminal passengers, respectively (compared to 7.5 million and 6.8 million in 2024). In 2023, 2024, and 2025, these two airports together represented 25.7%, 25.8%, and 25.2%, respectively, of our Mexican airports’ terminal passengers. During the same periods, they accounted for 33.1%, 34.4%, and 32.9%, respectively, of our Mexican airports’ total revenues and 35.1%, 34.5%, and 34.0%, respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Both Los Cabos and Puerto Vallarta also operate general aviation and Fixed Base Operations (“FBO”) facilities, providing full-service support to private and corporate aircraft, including refueling, ground handling, cleaning, and catering services.

Our remaining six Mexican airports, Guanajuato (Leon), Hermosillo, Mexicali, Morelia, Aguascalientes, and Los Mochis, serve mid-sized cities with diversified activities. Certain of these markets, including Leon, Hermosillo, Mexicali, and Aguascalientes, are important industrial and manufacturing centers, while others, such as Morelia and Los Mochis, serve regions with significant agricultural activity. In 2023, 2024, and 2025, these six airports accounted for approximately 17.3%, 16.7%, and 17.4%, respectively, of total terminal passenger traffic at our Mexican airports, and 12.9%, 13.5%, and 14.0%, respectively, of our Mexican airports’ total revenues (representing 14.7%, 14.3%, and 14.8% respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). Among these airports, Guanajuato is the largest in terms of passenger traffic. In 2023, 2024, and 2025, Guanajuato accounted for approximately 5.7%, 5.7%, and 5.8%, respectively, of our Mexican airports’ terminal passenger traffic, and 4.6%, 5.3%, and 5.2%, respectively, of our Mexican airports’ total revenues (representing 5.4%, 5.4%, and 5.4% respectively of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Jamaican operations

Montego Bay airport is a full-service international passenger airport that also supports FBO and cargo operations, primarily serving Jamaica’s agricultural export sector. It functions as Jamaica’s principal international gateway and provides access point for one of Caribbean’s most significant tourism markets. According to Airports Council International, in 2025 Montego Bay airport ranked as the third busiest airport in the Caribbean region (excluding Cuba), based on commercial passenger traffic. The airport is located in Montego Bay, at the center of Jamaica’s primary tourism corridor between Negril and Ocho Rios. According to the Jamaican Tourist Board, approximately 85% of the island’s hotel capacity is concentrated in Montego Bay and its surrounding areas. Montego Bay airport accounts for more than 70% of total tourist arrivals to Jamaica.

Montego Bay airport served 5.2 million, 5.1 million, and 4.5 million terminal passengers in 2023, 2024, and 2025, respectively. In 2025, all passengers were international travelers, of which 75% originated from the United States, 13% from Canada, 9% from Europe, and 3% from other countries. In 2023, MBJA’s total revenues were Ps.2.8 billion, comprising Ps.1.8 billion in aeronautical revenues, Ps.800.0 million in non-aeronautical revenues, and Ps.206.1 million related to improvements to concession assets. In 2024, MBJA’s total revenues increased to Ps.2.9 billion, including Ps.1.9 billion in aeronautical revenues, Ps.826.7 million in non-aeronautical revenues, and Ps.228.6 million related to improvements to concession assets. In 2025, MBJA’s total revenues were Ps.2.9 billion, including Ps.1.8 billion in aeronautical revenues, Ps.848.8 million in non-aeronautical revenues, and Ps.258.4 million related to improvements to concession assets. On October 28, 2025, Jamaica, and particularly the western end of the island suffered severe damage as a result of Hurricane Melissa, a category 5 storm. The hurricane caused widespread disruption throughout the country. Many hotels were damaged and were subsequently forced to close, with some having reopening dates for 2026. This has resulted in a corresponding decline in traffic and revenues.

In 2023, NMIA’s total revenues were Ps.1.2 billion, comprising Ps.973.0 million in aeronautical revenues, Ps.214.8 million in non-aeronautical revenues, and Ps.45.8 million related to improvements to concession assets. In 2024, NMIA’s total revenues increased to Ps.1.7 billion, including Ps.1.1 billion in aeronautical revenues, Ps.218.7 million in non-aeronautical revenues, and Ps.410.3 million related to improvements to concession assets. In 2025, NMIA’s total revenues reached Ps.1.8 billion, including Ps.1.2 billion in aeronautical revenues, Ps.247.5 million in non-aeronautical revenues, and Ps.452.1 million related to improvements to concession assets.

Our sources of revenues

All revenue figures presented in the “Business Overview” section include revenues from improvements to concession assets. However, in certain cases, we refer only to aeronautical and non-aeronautical revenues, or the total of both. For an explanation of why these measures are used for specific comparisons, see the introduction of “Item 3, Key Information – Selected Financial and Other Data.” Whenever we refer exclusively to aeronautical or non-aeronautical revenues, we expressly indicate so. Since aeronautical and non-aeronautical revenues are derived from our business operations, we believe that these figures may, in some cases, be more useful for readers, as they are derived from the key drivers of our business: passenger traffic and maximum rates.

Aeronautical Services

Aeronautical services constitute the principal source of our revenues and are fundamental to our business model. In 2023, 2024, and 2025, revenues from aeronautical services accounted for approximately 58.0%, 56.9%, and 55.1% of our total revenues, respectively. During the same periods, aeronautical services represented 75.8%, 71.4%, and 70.2%, respectively, of the sum of aeronautical and non-aeronautical revenues in those same years. Aeronautical services are primarily influenced by passenger traffic volumes, air traffic movements, aircraft weight, the duration of an aircraft’s stay, and the time of day an aircraft operates at the airport.

In Mexico, all aeronautical revenues are subject to maximum tariff regulation applicable to each of our airports pursuant to the terms of the respective concession titles and applicable aviation law. Maximum rates are established and updated in accordance with the regulatory framework administered by the SICT. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation.”

In Jamaica, certain aeronautical revenues are regulated by the Jamaica Civil Aviation Authority (“JCAA”), including passenger service charges, aircraft landing fees, aircraft parking charges, airport security charges and passenger walkway charges. In addition, car parking charges are established by the Jamaican Ministry of Science, Energy, Telecommunications and Transport (“MSET”). Revenues derived from leasing space to airlines, complementary services, cargo handling and ground transportation services are not subject to tariff regulation. See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation.”

Passenger charges

Passenger charges in Mexico

In Mexico, we collect a passenger service charge for each departing passenger, except for diplomats, infants, and transit or transfer passengers connecting within 24 hours of arrival. Passenger charges are included in airline tickets. We issue weekly invoices to airlines and recognize a corresponding account receivable in the month in which the related flight occurs.

Prior to privatization of Mexico’s airports, airlines were contractually required to collect passenger charges on behalf of the airports. In exchange, airlines were granted a reimbursement period linked to the interest rate on short-term Mexican Treasury bills (CETES), enabling them to earn interest to offset collection costs.

Under our current passenger charge collection agreements, airlines requesting extended payment terms must (i) reimburse passenger charges collected on behalf of the airports within no more than 60 days after the “operational average date” (and in no case later than the corresponding invoice date); and (ii) provide a guarantee, such as cash, bonds, standby letters of credit, or similar instruments, equal to the highest amount of passenger charges collected at each airport during the prior year, covering the requested payment term plus an additional 30 days.

Airlines granted extended payment terms must maintain the required guarantee at all times. If an airline fails to do so, it must immediately reimburse passenger charges upon departure of the applicable flight, without any grace period. Airlines that comply with payment terms are entitled to a 3.0% or 3.4% allowance, depending on the credit period on the value of each invoice paid within seven days after the due date. This allowance may applied toward airport services, ticket counters leases, back-office leases, and passenger charges. In 2023, 2024, and 2025, payments under these agreements were received within an average of 62, 61, and 67 days, respectively.

Passenger charges vary by airport and by destination (domestic or international). International passenger charges are U.S. dollar-denominated but invoiced and collected in pesos based on the average exchange rate of the month preceding the flight. Domestic passenger charges are peso-denominated. As a result, revenues from international passenger charges are subject to foreign exchange fluctuations in the peso-U.S. dollar value.

In 2023, 2024, and 2025, passenger charges accounted for around 87.2%, 86.0%, and 85.6% of our aeronautical services revenue in Mexico. Domestic passengers accounted for 54.1%, 51.5%, and 51.2%, respectively, while international passenger charges accounted for 45.9%, 48.5%, and 48.8%, respectively.

Passenger Charges in Jamaica

In Jamaica, both MBJA and NMIA collect a passenger charge for each departing passenger, excluding infants and transit or transfer passengers. Passenger charges are not collected from arriving passengers. These charges are included in the airline ticket, and we issue weekly invoices to airlines and recognize accounts receivable in the month in which corresponding flight occurs.

In 2023, 2024, and 2025, passenger charges represented 66.2%, 64.5%, and 65.4%, respectively, of MBJA’s aeronautical revenues, and 42.5%, 42.2%, and 40.6%, respectively, of MBJA’s total revenues.

In 2023, 2024, and 2025, passenger charges represented 50.3%, 51.0%, and 50.8%, respectively, of NMIA’s aeronautical revenues and 39.7%, 42.5%, and 42.4%, respectively, of NMIA’s total revenues.

Aircraft landing charges

Aircraft landing charges in Mexico

Aircraft landing charges are fees paid by airlines for the use of our runways, lighting systems, and other visual landing assistance services. Charges vary by airport and are calculated based on the weight of the landing aircraft, determined as the average of the aircraft’s weight without fuel and its maximum takeoff weight. Additional factors considered include time of landing, flight’s origin, and the airline’s or client’s nationality.

In 2023, 2024, and 2025, aircraft landing charges represented approximately 7.2%, 7.7%, and 7.5%, respectively, of aeronautical revenues at our Mexican airports. They accounted for 4.1%, 4.7%, and 4.6%, respectively, of our Mexican airports’ total revenues in those years. Additionally, aircraft landing charges represented 5.5%, 6.1%, and 6.1%, respectively, of the combined aeronautical and non-aeronautical revenues of our Mexican airports.

Aircraft Landing Charges in Jamaica

In Jamaica, aircraft landing charges are collected from aircraft operators for each landing. These charges are regulated by the JCAA and are calculated based on the aircraft’s maximum takeoff weight, as well as the origin, destination, and purpose of the flight.

In 2023, 2024, and 2025, aircraft landing charges represented 8.2%, 8.1%, and 8.1%, respectively, of MBJA’s aeronautical revenues and 5.2%, 5.6%, and 5.0%, respectively, of MBJA’s total revenues.

In 2023, 2024, and 2025, aircraft landing charges represented 7.7%, 7.4%, and 7.8%, respectively, of NMIA’s aeronautical revenues and 5.2%, 6.2%, and 6.5%, respectively, of NMIA’s total revenues.

Aircraft parking charges

Aircraft parking charges in Mexico

In Mexico, we charge carriers for the use of our facilities for their aircraft and passengers after landing. These charges include fees for aircraft parking during the loading and unloading of passengers or cargo and long-term aircraft parking that does not involve loading or unloading activities. Charges for loading and unloading vary based on the time of day or night the service is provided, the aircraft’s maximum takeoff weight, the flight’s origin and destination, and the airline’s or client’s nationality. Charges for long-term parking vary depending on the time of day or night the aircraft remains parked, the duration of the parking stay, and the airline’s or client’s nationality. We collect aircraft parking charges for the entire time an aircraft remains on our aprons.

In 2023, 2024, and 2025, these charges represented 1.7%, 2.0%, and 2.1%, respectively, of our Mexican airports’ aeronautical revenues, and 1.1% in each of those years of our Mexican airports’ total revenues. In 2023, 2024, and 2025, aircraft parking charges represented 1.3%, 1.6%, and 1.5%, respectively, of the combined aeronautical and non-aeronautical revenues of our Mexican airports.

Aircraft parking charges in Jamaica

In Jamaica, MBJA and NMIA collect aircraft parking charges when an aircraft remains on the ground for five hours or more. Charges are calculated in 24-hour intervals and rounded up to a full day for any ground stops of five hours or more within the first 24-hour interval. Parking charges are based on the aircraft’s maximum takeoff weight and its purpose of use (commercial, visiting, or domestic).

In 2023, 2024, and 2025, aircraft parking charges represented 0.04%, 0.04%, and 0.03%, respectively, of MBJA’s aeronautical revenues and 0.03%, 0.03%, and 0.02%, respectively, of MBJA’s total revenues.

In 2023, 2024, and 2025, aircraft parking charges represented 0.1%, 0.2%, and 0.4%, respectively, of NMIA’s aeronautical revenues and 0.1%, 0.2%, and 0.2%, respectively, of NMIA’s total revenues.

Airport security charges

Airport security charges in Mexico

In Mexico, we assess an airport security charge to airlines based on the number of their departing terminal passengers, excluding diplomats, infants, and transit passengers. This charge covers the provision of security infrastructure and services, including X-ray screening equipment, metal detectors, and security personnel. The amount of the charge depends on the time of day the services are provided, the number of departing passengers, and the flight’s destination.

The AFAC and the Ministry of Public Security (Secretaría de Seguridad Pública) periodically issue guidelines for airport security in Mexico. In 2011, the AFAC established rules and procedures for inspecting carry-on baggage. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Non-Aeronautical Services – Recovery of Costs from Checked Baggage Screening at our Mexican Airports.” We enhanced our security measures to comply with these requirements by providing new training and operating procedures, upgrading equipment, and hiring third-party security personnel. We also improved coordination with other airports and airlines. However, because security is a top priority in our industry, we may need to update and strengthen our security measures frequently to address emerging threats.

In 2023, 2024, and 2025, airport security charges represented approximately 1.0%, 1.1%, and 1.0%, respectively, of our Mexican airports’ aeronautical services revenues. These charges also represented approximately 0.6%, 0.7%, and 0.5%, respectively, of our Mexican airports’ total revenues. In 2023, 2024, and 2025, airport security charges represented 0.8%, 0.8%, and 0.7%, respectively, of the combined aeronautical and non-aeronautical revenues of our Mexican airports.

Airport security charges in Jamaica

In Jamaica, MBJA and NMIA collect an airport security charge from airlines based on the number of departing terminal passengers, excluding infants, transit, and transfer passengers, who use x-ray equipment, metal detectors, security personnel services, and other related security equipment. The JCAA regulates these charges, which are assessed at a flat rate for all passenger categories.

In 2023, 2024, and 2025, airport security charges represented 6.9%, 6.7%, and 7.3% of MBJA’s aeronautical revenues and 4.5%, 4.7%, and 4.6% of MBJA’s total revenues.

In 2023, 2024, and 2025, airport security charges represented 28.7%, 28.5%, and 28.4%, respectively, of NMIA’s aeronautical revenues and 22.2%, 23.8%, and 23.7% of NMIA’s total revenues.

Passenger walkway and airport bus charges

Passenger walkway and airport bus charges in Mexico

In Mexico, airlines are required to pay fees for the use of passenger walkways to connect aircraft to terminal buildings, as well as for the transportation of passengers between terminals and aircraft through airport buses or other ground service vehicles. Passenger walkways charges are assessed on a per unit or per service basis and are limited to a maximum service time of 30 minutes. Charges for passenger transportation between terminals and aircraft are determined based on the number of trips made between the terminal and the aircraft.

Passenger walkways are available at six airports in Mexico: Guadalajara, Tijuana, Los Cabos, Puerto Vallarta, Guanajuato, and Hermosillo. Through 2024, the operation of passenger walkways and airport buses was managed by an independent third party that maintained direct commercial relationships with the airlines. Accordingly, the airports recognized only cost recovery revenues related primarily to energy consumption and a per-unit fee associated with the use of these services. Beginning in 2025, we assumed direct operation of passenger walkways and airport bus services. As a result, we recognize the related revenues and operating costs directly in our financial statements.

In 2023, passenger walkway and airport bus revenues amounted to Ps.8.2 million, or 0.03% of our Mexican airports’ total revenues (0.04% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In 2024, these revenues reached Ps.8.4 million, representing 0.03% of our Mexican airports’ total revenues (0.03% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues). In 2025, revenues equaled Ps.163.9 million, or 0.8% of our Mexican airports’ total revenues (0.6% of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues).

Passenger walkway charges in Jamaica

At MBJA, airlines are charged for connecting their aircraft to terminals buildings through passenger walkways or loading bridges. These charges are regulated by the JCAA and are billed at a flat rate per aircraft connection for the first two hours, with an hourly charge applied thereafter.

In 2023, 2024, and 2025, passenger walkway charges represented 2.1%, 2.1%, and 2.0%, respectively, of MBJA’s aeronautical revenues and 1.4%, 1.4%, and 1.2%, respectively, of MBJA’s total revenues.

In 2023, 2024, and 2025, passenger walkway charges represented 2.2%, 2.4%, and 2.3%, respectively, of NMIA’s aeronautical revenues and 1.8%, 1.9%, and 1.9%, respectively, of NMIA’s total revenues.

Leasing of space to airlines

Leasing of space to airlines in Mexico

We generate regulated revenues from leasing space at our airports to airlines for their operations. These revenues primarily include the leasing of ticket counters, monitors, and back-offices facilities.

In 2023, 2024, and 2025, revenues from leasing space to airlines represented approximately 1.3%, 1.5%, and 1.3%, respectively, of our Mexican airports’ aeronautical revenues, and approximately 0.7%, 0.8%, and 0.7%, respectively, of our Mexican airports’ total revenues. In addition, in 2023, 2024, and 2025, these revenues represented 1.0%, 1.0%, and 0.9%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

Leasing of space to airlines in Jamaica

MBJA and NMIA generate revenues from leasing land and space to airlines and other aviation-related service providers. These leases include, among others, back-office and ticket office space, storage areas, vehicle and aircraft maintenance areas, and space for ground handling equipment. Land and space leasing activities are not considered regulated activities by the JCAA.

Complementary services

Complementary services in Mexico

At our Mexican airports, we generate revenues by charging access and other fees to third-party providers of services such as baggage handling, catering, aircraft maintenance and repair, and fuel services. These fees are included within the revenues regulated under our maximum-rate price regulation system and are generally determined as a percentage of each service provider’s total revenues.

Under the Mexican Airport Law, we are required to provide complementary services at our airports in the absence of third-party providers. For example, Menzies Aviation, S.A. de C.V. and Aveespress, S.A. de C.V., currently provide most baggage handling services at our Mexican airports. If these third-party providers were to cease providing such services, we would be required either to provide the services directly or to engage alternative service providers.

The Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares), or “ASA,” is a federal government-owned entity that holds an exclusive contract to sell fuel at all of our Mexican airports. We charge ASA a nominal access fee. ASA, in turn, is required to purchase all of its fuel from Petróleos Mexicanos (“Pemex”), a decentralized public entity of the Mexican federal government. If fuel supply activities were to be privatized in the future, the terms of our Mexican concessions provide that such activities would be awarded through a competitive bidding process.

We currently maintain contracts with 42 companies that provide complementary services at our twelve Mexican airports. In 2023, 2024, and 2025, revenues from complementary service fees represented approximately 1.6%, 1.7%, and 1.8%, respectively, of our Mexican airports’ aeronautical revenues services, and approximately 0.9%, 1.0%, and 1.0%, respectively of our Mexican airports’ total revenues. In addition, in 2023, 2024, and 2025, these revenues represented 1.2%, 1.3%, and 1.3%, respectively, of the sum of our Mexican airports’ aeronautical and non-aeronautical revenues.

Complementary services in Jamaica

In Jamaica, MBJA and NMIA generate revenues by charging access and other fees to third-party providers of complementary services, including refueling, in-flight catering, ground handling, and FBO services. Refueling services are provided by a consortium formed by Gulf Stream Petroleum SRL (formerly Total) and GB Energy. The consortium leases land from MBJA and NMIA on which it is constructing an aviation fuel storage facility. Each operator pays MBJA and NMIA a fuel concession fee based on the number of gallons of fuel sold through the airport’s fueling system.

In-flight catering services are provided by Goddard Catering under an exclusive contract originally granted by AAJ. Ground handling services are provided by AJAS, GCG Ground Services (Jamaica) Limited (formerly Jamaica Dispatch), and Eulen America, each of which pays fees based on aircraft and cargo handling activities, as well as vehicle permits for access to the ramp. IAM Jet Center is the licensed operator providing FBO services at both MBJA and NMIA. The airports in Jamaica are not required by law to provide complementary services in the absence of third-party providers.

In 2023, 2024, and 2025, revenues from complementary service fees represented 16.6%, 17.0%, and 17.1% of MBJA’s aeronautical revenues. In addition, they represented 10.6%, 11.8%, and 10.6%, respectively, of MBJA’s total revenues.

In 2023, 2024, and 2025, revenues from complementary service fees represented 9.2%, 8.8%, and 8.4% of NMIA’s aeronautical revenues. In addition, they represented 7.3%, 7.4%, and 7.0% of NMIA’s total revenues.

Cargo handling

Cargo handling in Mexico

Cargo-related revenues at our Mexican airports include revenues derived from the leasing of space to cargo handling agents and shippers, landing fees assessed on each arriving aircraft carrying cargo, and a portion of the revenues generated from other complementary services based on workload units. These cargo-related revenues are largely regulated and, therefore, subject to maximum rates applicable to regulated revenue sources. Increases in cargo volume positively affect our maximum rate calculations, as cargo increases the number of workload units used in such calculations.

Historically, cargo handling revenues have represented an immaterial portion of our total revenues. However, Mexico has significant potential for growth in air cargo volumes. Currently, a substantial portion of cargo originating in the United States and destined for Latin America is handled through international airports in Miami and Los Angeles. We believe that a portion of this cargo could be more efficiently routed through Guadalajara International Airport or Tijuana International Airport, given their geographic location and connectivity.

In 2023, 2024, and 2025, our Mexican airports handled 232.2 thousand, 245.8 thousand, and 254.8 thousand metric tons of cargo, respectively. Guadalajara International Airport accounted for the majority of cargo volumes, representing approximately 71.1%, 70.7%, and 72.0% of the total cargo handled by our Mexican airports in 2023, 2024, and 2025, respectively.

Cargo handling in Jamaica

Most cargo transported through Jamaican airports is carried on passenger aircraft as belly cargo. There are only two dedicated cargo carriers at the airports, both of which use small aircraft. As a result, cargo handling activities do not generate significant revenues at either MBJA or NMIA.

In 2023, 2024, and 2025, MBJA handled 5.3 thousand, 5.3 thousand, and 5.2 thousand metric tons of cargo, respectively.

In 2023, 2024, and 2025, NMIA handled 17.1 thousand, 26.4 thousand, and 20.5 thousand metric tons of cargo, respectively.

Ground transportation

Permanent ground transportation in Mexico

At our Mexican airports, ground transportation providers, including taxis and bus operators, pay access fee to operate on airport premises, from which we generate revenues. Under Mexican law, revenues derived from providers of ground transportation services classified as “permanent,” including access fees charged to taxis and buses, are regulated. In addition, passenger taxi fares are subject to regulatory oversight.

Non-aeronautical services

General

Historically, non-aeronautical services have represented a smaller portion of our revenues compared to aeronautical services. In 2023, non-aeronautical services accounted for 24.2% of the sum of aeronautical and non-aeronautical revenues, increasing to 28.6% in 2024 and 29.8% in 2025. Revenues from non-aeronautical services are primarily derived from commercial activities at our airports.

We pursue two principal strategies to enhance commercial revenues:

Business operated by third parties

We conduct ongoing market analyses, brand positioning studies and consumer behavior research to identify and select third-party commercial operators offering innovative concepts and strong brand recognition. In parallel, we continue to modernize terminal spaces and develop new commercial projects aimed at increasing commercial revenue per passenger.

In 2023, we launched a comprehensive market research initiative to better understand passenger preferences and optimize our commercial strategy across the network. This initiative concluded in 2025 and informed the redesign of our commercial mix in certain airports.

As a result, Guadalajara International Airport became the first airport within our group to implement a revised commercial offering designed to optimize tenant mix. The updated portfolio includes internationally recognized brands such as Shake Shack, Italianni’s, Le Pain Quotidien and Domino’s Pizza, as well as selected Mexican operators, including Los Otates, Maestro Dobel, Ojo de Agua, Moshi Moshi, Loma Linda and Tacos Fuego, among others, thereby maintaining a balance between international and local concepts.

At Tijuana International Airport, a strategic reconfiguration of commercial space was executed during 2025, converting certain retail square footage into food and beverage (“F&B”) areas. The project is fully operational and was designed to optimize the commercial mix and improve alignment with passenger demand patterns.

Business operated directly by us

We also operate a portfolio of commercial businesses managed directly by us, including VIP lounges, parking facilities, convenience stores and advertising services.

During the fourth quarter of 2025, construction of new office space and a coworking facility at Guadalajara International Airport was completed. The coworking space is located within the airport’s mixed-use development and forms part of our strategy to diversify non-aeronautical revenue streams.

In addition, we continue to evaluate new commercial development opportunities. In 2025, we conducted market research to assess potential hotel development opportunities across our airport network in the coming years. We also completed a rebranding initiative for our convenience store operations, with the exception of two units at Los Mochis International Airport, which are expected to be finalized during the first half of 2026.

As part of our commercial aviation strategy, we commenced operations of a new fixed-base operation (“FBO”) at La Paz International Airport. We also operate a 5,000-square-meter hangar within our FBO at San José del Cabo International Airport.

None of our non-aeronautical revenues in Mexico are subject to regulation under the Mexican maximum tariff system. In Jamaica, non-aeronautical revenues are generally unregulated, except for revenues derived from car parking facilities, which are subject to regulatory oversight.

Revenues from Commercial Activities

Privatized airports typically generate a significant portion of their revenues from commercial activities. These revenues are largely driven by passenger traffic volumes, passengers’ spending patterns, terminal layout and design, the mix and quality of retail tenants, and the fee structures applicable to businesses operating at the airport. Commercial revenues also depend significantly on international passengers, as international passengers generally exhibit higher spending habits, particularly on duty-free products. As a result, enhancing the passenger experience has become increasingly important to supporting the growth of commercial revenue at our airports.

Since 2023, demand for food and beverages offering, both in domestic and international terminals, has increased significantly and has outpaced retail sales growth, becoming one of the most important commercial business lines at airports.

We currently have the following types of commercial activities at each of our airports:

•
Leasing of space. We generate non-aeronautical revenues by leasing terminal space to airlines and other service providers for activities that are not directly related to regulated aeronautical services. These activities include retail, food and beverage, advertising and other commercial offerings. For example, third-party operated VIP lounges, such as Salón Beyond Banamex and Aeroméxico’s Club Premier at Guadalajara International Airport, are classified as non-aeronautical commercial activities. In 2025, Universal Aviation, a fixed-base operator (“FBO”), installed aircraft service facilities at Guadalajara International Airport during the fourth quarter. These facilities are expected to become fully operational during the second quarter of 2026. In addition, the development of a new FBO facility is projected to be completed by the end of 2026. As of December 31, 2025, the hangar area at Guadalajara International Airport had an occupancy rate of approximately 90%.
•
Retail stores.We generate non-aeronautical revenues by leasing terminal space to a variety of retail operators, including souvenir and gift shops, fashion and footwear stores, pharmacies, jewelry stores, electronics retailers and cosmetics outlets, among others. In 2025, we launched requests for proposals (“RFPs”) for retail spaces located in departure lounges at Los Cabos, Tijuana and Guadalajara International Airports as part of our ongoing commercial optimization strategy. Brand performance studies conducted in 2024 indicated that the relative share of traditional retail revenues may decline in the coming years due to evolving passenger consumption patterns. In response, we adjusted the commercial mix at certain airports. At Tijuana International Airport, six retail units were repurposed and converted into food and beverage (“F&B”) spaces to better align with passenger demand. In addition, further space reconfigurations were executed at Tijuana to increase F&B capacity. Looking forward, we expect to conduct additional market research and layout reconfiguration studies in connection with new terminal developments at Puerto Vallarta, Guadalajara, Tijuana and Kingston International Airports to optimize the allocation of retail and F&B space.

•
Food and beverage services. We have generated significant revenues from leasing space to food and beverage (“F&B”) operators across our terminals over the past five years. F&B services represent one of our highest-performing non-aeronautical business lines. In 2025, revenues from F&B operations increased by 13.6% compared to 2024, reflecting continued optimization of our commercial mix and passenger demand trends. In 2025, we launched a request for proposals (“RFP”) process for F&B concessions at Guanajuato International Airport, with the objective of renewing existing brands and expanding participation to new operators. In addition, we expect to conduct comprehensive market studies in connection with the strategic reconfiguration of terminal layouts at Puerto Vallarta, Guadalajara, Tijuana and Kingston airports to further optimize the allocation of retail and F&B space. At Tijuana International Airport, a structural reconfiguration was implemented to convert certain retail space into specialized F&B counters. As part of this strategy, new brands introduced at the airport include Fuego, Subway, Dunkin’, Lupe and Shake Shack.
•
Car rentals. We generate non-aeronautical revenues by leasing terminal space and designated parking areas to car rental companies, including service counters, reservation booths and vehicle parking facilities. In 2023, we conducted competitive bidding processes for car rental concessions at Aguascalientes, Guanajuato, Guadalajara, Hermosillo and Los Cabos airports. As a result, new car rental operators were incorporated at Guanajuato, Guadalajara, Hermosillo and La Paz airports, strengthening competition and expanding our commercial offering. In 2024, we conducted a bidding process at Morelia International Airport aimed at enhancing revenue generation and attracting new operators. In 2025, we completed a bidding process for the allocation of service modules at Puerto Vallarta International Airport. During the second half of 2025, additional bidding processes were conducted at Tijuana International Airport for customer service modules, resulting in the incorporation of two new operators. At the beginning of 2025, we also conducted a bidding process at Aguascalientes International Airport to improve commercial terms and upgrade the image of the customer service module area. These competitive processes are designed to optimize commercial conditions, diversify service offerings and support revenue growth within this business line.
•
Timeshare marketing and sales. We get revenues from timeshare developers to whom we rent space in our Mexican airports to market and sell timeshare units, mainly in tourist destinations such as Puerto Vallarta and Los Cabos.

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
•
Communications. We have recently consolidated all telephone and internet services at our Mexican airports under a single provider. As part of our agreement with this provider, we charge a monthly rental fee. At Jamaica’s airports, two communication companies, Digicel and Flow, offer cellular and fixed-line telephone services. However, fixed-line telephone services have reached maturity and are expected to decline due to the increasing use of mobile phones. On the other hand, there has been a rising demand for space outside our terminals to install cellular antennas, which will enhance the service provided to our passengers. All of our airports offer wireless internet service, which has been free for passengers since 2019. Additionally, we have been selling advertising on our wireless internet since 2020. In August 2023, we began negotiations with Total Play to seek an additional option for carrier services, the new contract was signed in the second half of 2024. In November 2025, a new telecommunications service provider executed a contract to deliver services to customers of the Office Tower building located at Guadalajara Airport. This addition expanded the connectivity options available by adding an additional alternative to the existing operators, thereby strengthening the quality and diversity of services offered to the building’s users.
•
Financial services. In recent years, we have upgraded and modernized the commercial spaces leased to financial service providers, including currency exchange operators and tax refund offices. We also renegotiated and improved commercial terms with our primary foreign exchange provider, Globo Cambio. At Guadalajara International Airport, a designated area within the mixed-use development has been allocated to HSBC to provide banking services. In addition, BBVA and Scotiabank executed lease agreements to expand their presence at several of our airports. During the first half of 2024, Banregio installed automated teller machines (“ATMs”) at our airports, expanding the availability of financial services to passengers. We also initiated negotiations with Euronet, resulting in the installation of its first two ATMs by year-end 2024. In 2025, additional ATM services were introduced at Puerto Vallarta and Los Cabos International Airports, further strengthening our financial services offering.
•
Ground transportation. Under Mexican law, non-permanent ground transportation service providers, such as charter bus operators, are classified as non-aeronautical commercial activities and are not subject to regulation under the Mexican maximum tariff system. In Jamaica, Montego Bay International Airport generates revenue from ground transportation operators, including taxi and bus companies, that pay access fees to operate on airport premises. Operators are required to pay monthly fees for each authorized vehicle, as well as for any commercial space utilized. These access fees are not regulated and are established by the airport. As passenger traffic has recovered, demand for ground transportation services has increased. For example, operators at Guadalajara International Airport have expanded their fleets and workforce to accommodate higher passenger volumes. We monitor operational data to assess demand levels and support service planning initiatives. In anticipation of increased demand associated with the FIFA World Cup and other international events, we implement measures during 2025 to enhance ground transportation capacity at Guadalajara International Airport. A competitive bidding process was conducted to incorporate an additional taxi operator. Following an evaluation process, Ecofy was awarded a concession in 2025 to operate 120 vehicles, with the objective of expanding fleet capacity and improving service availability. Additionally, a shuttle service operated by Transporte Ejecutivo Express was introduced at Guadalajara International Airport, providing transportation to four key locations within the city: the Central Bus Station, Downtown Guadalajara, Minerva Roundabout and Expo Guadalajara. At Tijuana International Airport, five ticketing modules located at the bus terminal were awarded and are currently operational, offering routes throughout northern Mexico and Southern California.

We currently operate the following commercial lines directly:

•
Parking facilities. We manage car parking facilities at all of our airports, with our main locations being Guadalajara and Tijuana. The revenue generated from these parking facilities is directly linked to passenger traffic. Currently, in Mexico, there are no maximum rates set for parking; however, if the Mexican Antitrust Commission (Comisión Federal de Competencia) determines that there are no competing alternatives for parking at certain airports, they may become regulated. In Jamaica, parking fees for car facilities are set by the Jamaican Ministry of Science, Energy, Telecommunications and Transport (MSET), but we are actively lobbying the Jamaican Government to allow us to set these fees at commercial rates. In recent years, we have invested in expanding our parking facilities at several airports, including Guadalajara, Tijuana, Guanajuato, and Mexicali. As a result, there has been a 4% increase in public parking spaces in 2023. In 2024, we expanded Guadalajara’s short stay parking by 33.3%. Additionally, in Mexicali, we created a long-term parking lot with a capacity of 400 spaces, and another lot with 200 spaces is currently under construction. At Tijuana airport, we developed a long-term parking facility with 1,200 spaces, which includes a shuttle service and a waiting room.

•
Convenience stores. As of December 31, 2025, we operated 33 convenience stores and 64 vending machines across our Mexican airports. In 2024, we opened one convenience store at Guadalajara International Airport and another at La Paz International Airport. During that year, we also initiated a rebranding and image refresh program across our convenience store network. In addition, one store was relocated within Terminal 1 at Los Cabos International Airport to optimize passenger traffic exposure. In 2025, we expanded our portfolio with the opening of two additional stores, one at Puerto Vallarta International Airport and another at Tijuana International Airport. As part of our ongoing rebranding initiative, two stores at Los Mochis International Airport remain pending renovation and are expected to be completed during the first half of 2026. For the year ended December 31, 2025, revenues from our convenience store operations increased by 16.0% compared to 2024.
•
During the second half of 2025, we implemented operational improvements related to warehouse management and supply chain processes for our Aeromarket convenience stores. These initiatives, which are expected to continue through 2026, include: (i) standardization of inventory supply processes from warehouses to stores and from suppliers to warehouses; (ii) enhancements to warehouse layout and internal signage; (iii) refurbishment of company-owned warehouse facilities; (iv) expansion of warehouse floor space at certain locations; and (v) commencement of construction of a centralized warehouse facility at Los Cabos airport.
•
VIP lounges. In 2025, we operated a total of 13 VIP lounges across nine airports in Mexico, including two lounges in Guadalajara, two in Los Cabos, three in Puerto Vallarta and one lounge each in Aguascalientes, Guanajuato, Hermosillo, La Paz, Tijuana and Mexicali. During 2025, our VIP lounges in Mexico recorded approximately 1.8 million visits, representing a 20% increase compared to 2024. The four airports with the highest traffic—Guadalajara, Los Cabos, Tijuana and Puerto Vallarta—accounted for approximately 85% of total lounge visits. Lounge visits increased by 32% in Guadalajara, 15% in Tijuana, 10% in Los Cabos and 8% in Puerto Vallarta compared to the prior year. In 2022, we introduced “VIP Passport,” a membership program providing access to our lounge network. During 2025, we sold 9,288 memberships, representing a 51% increase compared to 2024. Since its launch, the program has grown by approximately 271%. In 2024, spa facilities were introduced in the VIP lounges at Guadalajara and Los Cabos airports, offering additional services such as massage and nail treatments. These initiatives contributed to a 75% increase in related ancillary revenues in 2025 compared to 2024.
•
Advertising. In 2025, our advertising business recorded revenues growth of 25% compared to 2024, reflecting continued demand for airport media assets and the expansion of our digital inventory. Since initiating our digital transformation strategy in 2021, we have progressively increased the deployment of digital advertising spaces across our airport network. In 2025, digital advertising revenues increased by 5% year-over-year and represented 33.8% of total advertising revenues, while traditional advertising formats accounted for the remaining 66.2%. Growth in this segment has been primarily driven by the continued expansion of Digital Out of Home (“DOOH”) inventory, including high-impact digital displays strategically located within terminal facilities. These assets provide advertisers with scalable reach, continuous visibility and competitive cost-per-impression metrics. Our advertising platform serves a broad passenger base, including leisure, business and corporate travelers, offering exposure to both consumer and business audiences. Advertising spaces are distributed throughout key passenger circulation areas to maximize visibility. In addition, our advertising business supports communication initiatives associated with large-scale international events, including FIFA-related activities, positioning our airport media network as a channel for official sponsors and event-related messaging.
•
FBO. In 2025, Primesky continued to expand its ground handling services, maintaining compliance with applicable operational and service standards. As a result, the FBO business line recorded a 31% increase in revenues compared to 2024. In 2023, following a competitive bidding process with private aviation operators, two operators were selected to continue using the facilities. During that year, we also maintained ground handling operations under the “Primesky” brand. As of year-end 2023, the FBO business line held an estimated 43% market share at Los Cabos International Airport. In 2024, we continued the refurbishment of the Fixed Base Operator (“FBO”) facilities at Los Cabos International Airport to enhance passenger and crew experience.In March 2025, a new hangar with capacity for six aircraft commenced operations at Los Cabos. At Hermosillo International Airport, in 2023 we repurposed space within the General Aviation Terminal (GAT) to establish Primesky facilities offering both above-wing and below-wing services for passengers and flight crews. In 2024, this initiative generated revenues of Ps. 2.0 million. During 2025, Primesky at Hermosillo continued to expand its commercial and operational services tailored to private aviation users. At La Paz International Airport, refurbishment of the FBO terminal began in 2024, including the repurposing of existing infrastructure to develop a fully operational FBO facility. An adjacent hangar was also refurbished to support aircraft handling requirements. Primesky commenced operations at La Paz in 2025, generating revenues of Ps. 3.3 million during the year.
•
Leasing of Spaces for Cargo Logistics: In the third quarter of 2023, we acquired Inmuebles Especializados Matrix in Tijuana in order to expand our cargo and aviation services infrastructure, including hangar space and facilities for cargo-related operations. Following the acquisition, demand increased for office space used by customs brokers and for maintenance areas dedicated to ground handling equipment. As of December 31, 2025, Matrix’s facilities designated for shipping and delivery services were fully leased, and the hangar space for aircraft maintenance was fully occupied. Companies operating at Matrix include Volaris, Carga Aérea Matrix, FedEx, DHL and UPS. During 2025, Matrix’s cargo platform handled daily operations from leading courier companies, including Estafeta, DHL, UPS and FedEx. In 2025, Matrix generated revenues of Ps. 146.0 million, representing a 6.0% increase compared to Ps. 137.3 million in 2024.

•
Hotel. On March 26, 2024, a Hilton Garden Inn commenced operations within the Guadalajara International Airport terminal complex. The hotel comprises 180 rooms and includes a restaurant, bar, meeting rooms, fitness center and laundry facilities. As of December 31, 2025, the hotel reported an average occupancy rate of approximately 77% and an average daily rate (ADR) of Ps. 2,867, per room.
•
Cargo and Bonded Warehouse Business. In June 2024, we acquired 51.5% of the shares of the Guadalajara World Trade Center. This group of companies specializes in handling, storage, and custody services for international trade merchandise in facilities qualified as fiscal Bounded Warehouse at the Guadalajara and Puebla airports.
•
Corporate Office. In 2025, we formally launched a new business unit at Guadalajara International Airport focused on flexible workspace services. As of December 31, 2025, nine contracts had been executed, and the coworking facilities commenced operations under the name “Airport Terminal Coworking.” The facility includes shared workspaces, private offices, meeting rooms and a training room with capacity for up to 24 people. The space was designed to provide passengers, airport users and the broader airport community with a flexible and functional environment for meetings, work sessions and other professional activities.

Domestic passengers in Mexico

In 2023, 2024, and 2025, domestic passengers represented approximately 64.4%, 62.3%, and 63.5%, respectively, of total passenger traffic at our Mexican airports. Passengers using the Cross Border Xpress (CBX) facility at our Tijuana airport are classified as international passengers for statistical purposes. We estimate that a significant portion of our international passenger traffic in Mexico consists of Mexicans nationals traveling to or from the United States. Based on passenger surveys and consumption studies conducted at our airports, we have observed that the spending patterns of these Mexican international passengers are generally more comparable to those of domestic passengers than those of other international passengers, as they tend to purchase fewer discretionary retail and duty-free products. In response to these observed consumption patterns, we have focused on strengthening brand positioning and enhancing the commercial mix across our terminals, including adjustments to retail offerings and pricing strategies designed to better align with passenger demographics. Based on our surveys and internal analyses, we believe these initiatives have contributed to increased commercial performance and are expected to support further growth in per-passenger spending among both domestic passengers and Mexican international passengers, although there can be no assurance that such trends will continue. In 2023, 2024, and 2025, average consumer spending per passenger in our Mexican airports increased by 5.4%, 13.2%, and 25.3%, respectively, compared to the prior year, partially as a result of the implementation of these strategies.

Recovery of Costs from Checked Baggage Screening at our Mexican Airports

We currently have checked baggage screening equipment installed at eleven out of our twelve Mexican airports. As of December 31, 2025, we have entered into agreements with all of our airline customers for the operation of baggage screening equipment.

We incur ongoing costs related to the operation and maintenance of this equipment, which we recover from our airline customers. For additional information regarding baggage screening equipment, see “Item 4, Information on the Company – Regulatory Framework – Mexican Airport Concessions – Scope of Concessions.”

Recent Expansion and Development of Commercial Areas

Privatized airports typically generate between 20% and 30% of their total revenues from commercial activities. In 2023, 2024, and 2025, revenues from non-aeronautical services at our airports accounted for 24.2%, 28.6%, and 29.8% of our total revenues, respectively. As part of our business strategy, we have focused on increasing our commercial revenues through the implementation of the following initiatives:

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

•
Renegotiating agreements with terminal tenants to be more consistent with market practices:

We have progressively transitioned our commercial lease agreements toward royalty-based structures, under which lease payments are calculated as a percentage of tenants’ gross revenues, subject to agreed minimum guaranteed amounts.

Based on the nature of our tenants’ operations, we estimate that approximately 90.4% of our current commercial revenues are eligible to be structured under royalty-based arrangements. As of December 31, 2025, approximately 98.4% of the contracts eligible for royalty-based treatment had been executed under such terms. We believe this structure enhances alignment between airport performance and tenant revenues while preserving a minimum revenue floor through guaranteed fixed components.

Marketing Activities

Our marketing strategy for aeronautical services is focused on participation in industry conferences organized by public and private organizations, including the International Air Transport Association, as well as annual route development conferences such as “Routes Americas” and “Routes World,” organized by United Business Media, Fitur: Feria Internacional de Turismo, the premier global tourism trade fair held annually in Madrid, Spain and Tianguis Turistico, the most relevant event in Mexico's for tourism sector. These conferences provide a forum for airlines and airport operators to exchange information regarding route development and changes in flight operations. In addition, we conduct one-to-one meetings with domestic and international airlines to discuss route opportunities, market performance, and network development initiatives. In 2025, 70 new routes were opened to and from our airports, compared to 81 new routes during 2023 and 62 during 2024. Our airport marketing department also collaborates with airline marketing consultants to obtain market intelligence, traffic data, and analytical tools to support the execution of our network expansion strategy.

Recognition of Revenues from Improvements to Concession Assets

We recognize revenues and the associated costs related to improvements to concession assets that we are contractually obligated to perform. These obligations are established under the Master Development Programs applicable to our Mexican airports and under the Capital Development Program applicable to our Jamaican airports. The revenues recognized represent the fair value of the exchange between us and the respective governments in connection with such improvements. Under the concession agreements, we construct or provide improvements to airport infrastructure in accordance with the applicable Master Development Programs and the Capital Development Program. In exchange, the governments grant us the right to obtain economic benefits from providing services using those assets, which are recognized as intangible assets. We have determined that our obligations under the Master Development Programs and the Capital Development Program constitute a revenue-earning activity, as all expenditures required to fulfill these obligations are recoverable through the maximum tariffs and regulated charges applicable to our airport services. Accordingly, both revenue and the corresponding expense are recognized in profit or loss as the related expenditures are incurred. The cost of additions and improvements to concession assets is measured based on the actual costs incurred in executing such works, in accordance with the investment requirements set forth in the applicable development programs. We engage third parties through bidding processes to carry out the construction of these assets. Revenues recognized in connection with these construction activities are equal to the costs incurred, as we do not earn a profit margin from such services, and the amounts paid reflect market value. As a result, revenues recognized from improvements to concession assets do not have a net cash impact on our results and are not directly related to passenger traffic, which is the main driver of our operating revenues. See “Item 5, Operating and Financial Review and Prospects – Critical Accounting Policies.”

Our Mexican Airports

In 2025, our Mexican airports handled 57.4 million terminal passengers. Guadalajara International Airport and Tijuana International Airport, which serve major metropolitan areas, accounted for 54.6% of our Mexican airports’ total terminal passenger traffic. Puerto Vallarta International Airport and Los Cabos International Airport, which primarily serve leisure and tourist destinations, accounted for 25.2% of our Mexican airports’ total terminal passenger traffic in 2025. Guanajuato International Airport, which serves a mid-sized city, accounted for 5.8% of our Mexican airports’ total terminal passenger traffic in 2025.

All of our Mexican airports are designated as international airports under Mexican law. Accordingly, they are equipped to handle international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table shows the sum of aeronautical and non-aeronautical revenues for each of the Mexican airports for the years indicated:

Sum of Aeronautical and Non-Aeronautical Revenues by Mexican Airport

	Year ended December 31,
	2023		2024		2025
		(thousands of pesos)
Guadalajara	Ps.	6,307,949	Ps.	6,689,617	Ps.	8,000,623
Los Cabos		4,101,203		4,024,783		4,680,719
Tijuana		3,537,921		3,308,874		3,891,328
Puerto Vallarta		3,054,140		3,001,462		3,580,684
Guanajuato		1,106,152		1,107,942		1,317,321
Hermosillo		623,490		631,479		736,790
Morelia		476,230		471,828		626,794
La Paz		319,285		341,117		427,774
Mexicali		421,725		273,270		372,055
Aguascalientes		247,742		264,954		326,065
Los Mochis		130,418		161,171		219,027
Manzanillo		63,427		75,564		92,259
Total	Ps.	20,389,682	Ps.	20,352,062	Ps.	24,271,439

The following tables set forth the passenger traffic volume for each of our Mexican airports for the years indicated:

Passenger Traffic by Mexican Airport

	Year Ended December 31,
	2023			2024			2025
	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total	Terminal (1)	Transit (2)	Total
Total Passengers:
Guadalajara	17,710,200	10,804	17,721,004	17,848,690	29,483	17,878,173	18,696,585	78,636	18,775,221
Tijuana	13,194,869	5,308	13,200,177	12,545,759	34,577	12,580,336	12,650,026	117,763	12,767,789
Los Cabos	7,715,631	18,140	7,733,771	7,488,194	21,328	7,509,522	7,529,887	23,230	7,553,117
Puerto Vallarta	6,790,100	8,262	6,798,362	6,803,538	7,387	6,810,925	6,947,728	9,862	6,957,590
Guanajuato	3,220,833	14,417	3,235,250	3,169,031	12,037	3,181,068	3,301,478	16,729	3,318,207
Hermosillo	2,189,862	32,320	2,222,182	2,156,884	19,914	2,176,798	2,203,068	21,132	2,224,200
Mexicali	1,603,625	5,853	1,609,478	1,034,103	7,430	1,041,533	1,272,057	10,293	1,282,350
Morelia	1,384,262	9,149	1,393,411	1,304,639	10,577	1,315,216	1,508,056	10,909	1,518,965
La Paz	1,115,822	3,615	1,119,437	1,206,011	3,615	1,209,626	1,337,596	9,974	1,347,570
Aguascalientes	928,025	1,704	929,729	961,770	1,313	963,083	984,086	1,149	985,235
Los Mochis	470,721	3,651	474,372	585,228	2,266	587,494	713,574	3,560	717,134
Manzanillo	180,533	1,911	182,444	218,408	563	218,971	231,248	633	231,881
Total	56,504,483	115,134	56,619,617	55,322,255	150,490	55,472,745	57,375,389	303,870	57,679,259

(1) Includes arriving and departing passengers as well as transfer passengers (passengers who arrive on one aircraft and depart on a different aircraft).

(2) Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	Year Ended December 31,
	2023			2024			2025
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Departing Terminal Passengers:
Guadalajara	6,244,733	2,680,797	8,925,530	5,944,226	3,041,533	8,985,759	6,300,134	3,071,481	9,371,615
Tijuana	4,285,644	2,028,889	6,314,533	4,027,354	1,950,971	5,978,325	4,297,247	1,955,257	6,252,504
Los Cabos	1,463,118	2,394,740	3,857,858	1,392,322	2,351,199	3,743,521	1,403,690	2,362,793	3,766,483
Puerto Vallarta	1,411,250	1,992,524	3,403,774	1,401,044	2,019,897	3,420,941	1,535,728	1,946,655	3,482,383
Guanajuato	1,169,427	466,444	1,635,871	1,044,219	552,013	1,596,232	1,095,730	560,629	1,656,359
Hermosillo	966,588	51,667	1,018,255	983,158	54,836	1,037,994	1,044,140	54,063	1,098,203
Mexicali	734,929	6,338	741,267	481,453	6,561	488,014	618,503	7,033	625,536
Morelia	406,865	305,726	712,591	330,851	331,238	662,089	388,959	366,562	755,521
La Paz	548,555	11,962	560,517	592,488	12,010	604,498	649,570	23,958	673,528
Aguascalientes	309,516	158,747	468,263	307,568	179,830	487,398	309,992	184,416	494,408
Los Mochis	233,709	6,523	240,232	289,784	7,338	297,122	354,405	7,379	361,784
Manzanillo	50,143	39,135	89,278	57,132	51,256	108,388	60,176	55,425	115,601
Total	17,824,477	10,143,492	27,967,969	16,851,599	10,558,682	27,410,281	18,058,274	10,595,651	28,653,925

	Year Ended December 31,
	2023			2024			2025
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Arriving Terminal Passengers:
Guadalajara	6,258,117	2,526,553	7,756,096	5,995,321	2,867,610	8,862,931	6,427,760	2,897,210	9,324,970
Tijuana	4,584,713	2,295,623	6,366,145	8,690,701	2,163,177	10,853,878	4,258,734	2,138,788	6,397,522
Los Cabos	1,502,589	2,355,184	3,523,110	1,438,118	2,306,555	3,744,673	1,437,890	2,325,514	3,763,404
Puerto Vallarta	1,448,818	1,937,508	3,094,556	1,440,886	1,941,711	3,382,597	1,587,652	1,877,693	3,465,345
Guanajuato	1,176,166	408,796	1,290,157	1,072,387	500,412	1,572,799	1,145,813	499,306	1,645,119
Hermosillo	1,147,751	23,856	1,032,690	1,091,246	27,644	1,118,890	1,077,067	27,798	1,104,865
Mexicali	861,749	609	718,177	545,399	690	546,089	645,966	555	646,521
Morelia	388,937	282,734	580,574	315,006	327,544	642,550	388,380	364,155	752,535
La Paz	553,412	1,893	540,509	599,415	2,098	601,513	650,433	13,635	664,068
Aguascalientes	330,226	129,536	463,363	328,546	145,826	474,372	339,626	150,052	489,678
Los Mochis	230,065	424	208,007	287,596	510	288,106	351,319	471	351,790
Manzanillo	62,680	28,575	83,152	71,137	38,883	110,020	74,534	41,113	115,647
Total	18,545,223	9,991,291	25,656,536	21,875,758	10,322,660	32,198,418	18,385,174	10,336,290	28,721,464

The following table shows the passengers who used the CBX facilities to travel from the United States to Mexico and vice versa, who are reported as international passengers in the Tijuana airport.

	Year ended December 31,
	2023	2024	2025
CBX/Tijuana	1,994,023	1,905,419	1,906,469
Tijuana/CBX	2,294,008	2,143,222	2,111,591
Total	4,288,031	4,048,641	4,018,060

The following table sets forth the air traffic movement capacity of each of our Mexican airports as of December 31, 2025:

Capacity by Mexican Airport in 2025

	Peak air traffic movements per hour (1)	Runway capacity (2)
Guadalajara	44	52
Tijuana	27	36
Los Cabos	44	42
Puerto Vallarta	43	39
Hermosillo	18	33
Guanajuato	17	18
La Paz	16	14
Mexicali	8	14
Aguascalientes	13	14
Morelia	10	13
Los Mochis	10	16
Manzanillo	8	17

(1)
Represents the greatest number of air traffic movements in a single hour during the year. Includes commercial and general aviation operations (demand).
(2)
Air traffic movements per hour (capacity).

The following table sets forth the air traffic movements for each of our Mexican airports for the years indicated:

Air Traffic Movements by Mexican Airport (1)

	For the year ended December 31,
	2023	2024	2025
Guadalajara	173,344	164,167	165,277
Tijuana	95,788	90,601	91,001
Los Cabos	68,280	67,454	69,481
Puerto Vallarta	67,906	67,199	67,293
Guanajuato	37,769	37,836	39,577
Hermosillo	36,309	36,102	37,026
Mexicali	14,794	9,615	11,538
Morelia	15,304	14,270	16,497
La Paz	18,262	19,320	28,103
Aguascalientes	16,896	15,690	16,996
Los Mochis	9,346	11,453	13,325
Manzanillo	5,567	6,105	6,645
Total	559,565	539,812	562,759

(1)
Includes departures and arrivals.

The following table sets forth the average number of passengers per air traffic movement for each of our Mexican airports for the years indicated:

Average Passengers per Air Traffic Movement by Mexican Airport (1)

	Year ended December 31,
	2023	2024	2025
Guadalajara	102	109	113
Tijuana	138	138	139
Los Cabos	113	111	108
Puerto Vallarta	100	101	103
Guanajuato	85	84	83
Hermosillo	60	60	60
Mexicali	108	108	110
Morelia	90	91	91
La Paz	61	62	48
Aguascalientes	55	61	58
Los Mochis	50	51	54
Manzanillo	32	36	35
Average	101	84	102

(1)
Includes number of total passengers within the total number of air traffic movements.

The following table sets forth the air traffic movements in our Mexican airports for the years indicated in terms of commercial, charter and general aviation:

Air Traffic Movements in Mexican Airports by Aviation Category (1)

	Year ended December 31,
	2023	2024	2025
Commercial aviation	430,599	416,553	438,346
Charter aviation	22,957	20,407	18,913
General aviation and other	106,009	102,852	105,500
Total	559,565	539,812	562,759

(1)
Includes departures and landings for all twelve Mexican airports.

Guadalajara International Airport

Guadalajara International Airport is our largest Mexican airport in terms of passenger traffic, air traffic movements, and aeronautical and non-aeronautical revenues. According to SICT, it was the third busiest airport in Mexico in 2025 in terms of commercial passenger traffic, handling 18.7 million terminal passengers and accounting for approximately 32.6% of total terminal passenger traffic across our Mexican airports. Approximately 68.1% of the terminal passengers were domestic passengers and 31.9% were international passengers. A significant portion of international passengers consists of Mexicans nationals living in the United States visiting Guadalajara. The airport also serves a substantial number of business travelers. Giving its predominantly domestic passenger base, passenger traffic and operating results are influenced by Mexican economic conditions.

The airport is located approximately 20 kilometers from the city of Guadalajara, which has a metropolitan population of approximately 5.3 million. Guadalajara is Mexico’s second-largest city by population and the capital of the state of Jalisco, the country’s second-largest state by population. The city is a major hub for ground and air transportation and a key center for agricultural commerce and manufacturing. Jalisco plays an important role in Mexico’s maquiladora industry, particularly in electronics, computer equipment, and apparel sectors.

A total of 14 airlines operate at Guadalajara International Airport. The principal domestic airlines are Volaris, Viva, and Aeromexico, while the main international carriers include American Airlines, Alaska Airlines, United Airlines, and Delta Airlines. The airport serves 63 destinations, with Mexico City, Tijuana, Monterrey, Los Angeles, and Cancun, among the most frequently served routes. The airport operates 24 hours a day.

Guadalajara International Airport currently operates two parallel runways. One runway is 4,005 meters in length and includes a full parallel taxiway, while the second runway measures 3,583 meters in length, with a separation of 270 meters between centerlines. The second runway (11L-29R), which was completed and certified in 2024, is fully operational and increased the airport’s capacity to approximately 52 air traffic movements per hour. The airport is also equipped with an Instrument Landing System (“ILS”) CAT I to support operations under adverse weather conditions.

In addition to passenger operations, the airport also supports air cargo activity. In 2025, Guadalajara International Airport handled approximately 183.4 thousand metric tons of cargo.

At Guadalajara Airport, we commenced the construction of Terminal Building T2, which is expected to have approximately 87,000 square meters of floor area. Upon completion, the new facility is expected to double the airport’s existing terminal capacity and will include seven contact boarding gates equipped with passenger boarding bridges, eight walk-boarding contact gates, and four remote boarding gates served by passenger buses. Construction is currently scheduled for completion in the fourth quarter of 2028.

The terminal has been designed in accordance with energy-efficient and sustainable building standards, incorporating features such as optimized natural daylight, thermal and acoustic insulation, energy-efficient mechanical systems, on-site solar energy generation, rainwater harvesting, and water treatment and reuse systems for sanitary services. The facility is being developed with the objective of obtaining LEED Gold certification and will be supported by a fully integrated Building Management System (BMS) to optimize operational efficiency, infrastructure monitoring, and energy management.

The terminal will be developed across multiple operational levels with vertically separated passenger flows, with the upper level dedicated to departing passengers and the lower level dedicated to arriving passengers. Additional technical and service levels will support airport operations, including baggage handling systems, maintenance functions, and operational logistics areas.

The T2 development also includes the construction of a new commercial aircraft apron and associated taxiway infrastructure. The apron will provide 18 concrete aircraft parking positions equipped with a dedicated aircraft fueling hydrant system. The taxiway system will consist of a primary taxiway and two access taxiways connecting the new apron to the existing airside infrastructure. Completion of the apron and taxiway works is expected in the second half of 2028.

On the landside, the project includes the development of a new roadway system that will be independent from, but interconnected with, the existing Terminal 1 roadway network, providing additional operational redundancy and improved traffic distribution. This system will include approximately 7 kilometers of concrete road infrastructure, as well as an elevated viaduct of approximately 1.5 kilometers in front of Terminal Building T2, designed to separate departing and arriving passenger vehicle flows by level.

To enhance airport accessibility and connectivity with the Guadalajara Metropolitan Area, construction has also commenced on an approximately 6-kilometer access road connecting the airport to Avenida Adolf Horn. Upon completion, the airport will benefit from two independent roadway access systems, strengthening connectivity and improving landside operational resilience.

In addition, the airport has initiated the development of a new cargo apron, which will include four aircraft parking positions designed to accommodate Category F aircraft, constructed with concrete pavement. The project also includes the upgrade and structural reinforcement of Taxiway E2, supporting the continued growth of air cargo operations.

The terminal’s commercial offering has been recently expanded and upgraded and includes a mixed-use development comprising new food and beverage concepts such as Domino’s, Italianni’s and Shake Shack, office space totaling approximately 12,330 square meters of gross leasable area and a 180-room business-class hotel operated by Hilton.

The hotel commenced operations on March 26, 2024 and is fully operational. As of December 31, 2025, the hotel reported an average occupancy rate of 77% and total revenues of Ps.168.2 million.

The mixed-use development also includes banking and financial services, including an HSBC branch located within the building, as well as designated areas for automated teller machines. Marketing of office space began in 2024, with approximately 2,900 square meters under lease as of year-end 2025. Approximately 80% of tenants are expected to be operating by 2026. In addition, an airport co-working space of approximately 1,000 square meters was inaugurated in the fourth quarter of 2025, offering executive-style workspaces for passengers, airport users and the general public.

In 2025, we launched a request for proposals (“RFP”) process for ten retail units located in the domestic and international departure lounges and in the pre-security area. As a result, new retail concepts, including Britt Shop, Check, Dulces de la Rosa, Pineda Covalin (two locations), El Market México, Tohhaa, Tomateros, Makeup & Co and Ancona Flower Shop, are expected to commence operations. In connection with the new terminal development, a market research study is expected to be conducted in 2026 to support the award of additional commercial concessions once the terminal becomes fully operational.

The airport operates two VIP lounges located in the domestic and international departure areas. The domestic lounge includes a dedicated security checkpoint. The international lounge, which had been temporarily closed during the COVID-19 pandemic, resumed operations and incorporated a security checkpoint in May 2025. Both lounges operate 24 hours a day. During 2025, the VIP lounges received 629,550 visitors, representing a 32% increase compared to 2024. In 2024, spa facilities were introduced in the domestic VIP lounge, offering additional services such as massage and nail treatments, contributing to a 79% increase in 2025 revenues compared to 2024.

Parking facilities are being expanded in phases, with an expected total capacity of approximately 10,000 parking spaces. Phase I (E1), which added 2,270 spaces, is operational. Phase II commenced in 2025, increasing total capacity to 3,770 spaces by year-end, representing a 66% increase over Phase I capacity.

The commercial aviation area was expanded by approximately 42,000 square meters and is fully operational. Following an RFP process, a fixed-base operator (“FBO”) operating under the Universal Aviation brand was selected. In December 2025, temporary aircraft storage facilities covering approximately 30,000 square meters were installed, with operations expected to commence in March 2026. In addition, approximately 30,000 square meters of land have been reserved for the development of a new FBO facility, which is expected to be completed by the end of 2026. As of year-end 2025, the airport’s hangar area had an occupancy rate of approximately 90%, with 39 of 43 hangars leased.

Ground transportation services were enhanced through the introduction of a new shuttle service operated by Transporte Ejecutivo Express, which commenced operations with an initial fleet of ten vehicles. The service connects the airport with key locations in Guadalajara, including the Central Bus Station, Downtown Guadalajara, Minerva Roundabout and Expo Guadalajara.

In 2025, a competitive bidding process was conducted to incorporate an additional taxi operator at the airport. As a result, Ecofy was awarded the concession to operating in the airport and is expected to deploy in the short term up to 140 vehicles.

In 2025, 18.4% of the combined aeronautical and non-aeronautical revenues generated at Guadalajara International Airport was derived from non-aeronautical revenues.

Tijuana International Airport

Tijuana International Airport is our second most significant Mexican airport in terms of passenger traffic and air traffic movements and the third largest contributor to the combined aeronautical and non-aeronautical revenues of our Mexican airports. According to the SICT, it was the fifth busiest airport in Mexico in terms of commercial passenger traffic in 2025. In 2025, the airport handled 12.7 million terminal passengers, representing approximately 22.0% of total terminal passenger traffic across our Mexican airports. Approximately 67.6% of the terminal passengers were domestic. Given its location near the Mexico-U.S. border, Tijuana International Airport serves as a key gateway for travelers between Mexico and the United States, and its passenger traffic and results of operations are influenced by economic conditions in both countries.

Tijuana International Airport serves the city of Tijuana and surrounding areas in the State of Baja California, including Ensenada, Tecate, and Rosarito. With a population of approximately 1.9 million, Tijuana is the largest city in the state.

Baja California is one of the Mexico’s most important maquiladora regions and, according to INEGI data, is the country’s second-largest maquiladora center based on workforce by industry. The airport is connected to the city of Tijuana by a highway that also provides direct access to the U.S.-Mexico border, facilitating connections to San Diego, California (approximately 30 kilometers from Tijuana International Airport) and to other areas of southern California, including Los Angeles.

A total of seven airlines operate at the airport, with Volaris, Viva, and Aeromexico being the principal carriers. The airport serves 38 destinations, with Mexico City, Guadalajara, Culiacan, Leon, and Monterrey, among the most frequently served routes. The airport operates 24 hours a day.

Tijuana International Airport operates a single runway with a length of 2,959 meters and a full parallel taxiway. The airport has a runway capacity of approximately 36 air traffic movements per hour and is equipped with an ILS CAT I to support operations under adverse weather conditions.

In addition to passenger operations, the airport also supports air cargo activity. In 2025, Tijuana International Airport handled approximately 37.9 thousand metric tons of cargo.

The terminal facilities at Tijuana International Airport include 20 gates serving both domestic and international passengers and 13 remote boarding positions. Of the 20 gates, 10 are equipped with passenger boarding bridges.

At Tijuana Airport, construction commenced on a new commercial aircraft apron, which is expected to provide nine concrete aircraft parking positions designed to accommodate Category C aircraft. Completion of the apron is currently scheduled for the first quarter of 2027.

In addition, the airport has initiated preliminary enabling works required for the future expansion of the Terminal Building and the development of a new Concourse C, including the relocation of cargo facilities, modifications to access infrastructure, and the construction of a new wastewater treatment plant.

Design activities are ongoing for the expansion and modernization of the Terminal Building, which, upon completion, is expected to include more than 50,000 square meters of new and renovated space. The project contemplates the development of a new check-in hall organized in island configurations, as well as the addition of seven new walk-boarding contact gates.

The expansion has been designed in accordance with energy-efficient and sustainable building standards, incorporating features such as optimized natural daylight, thermal and acoustic insulation, energy-efficient mechanical systems, on-site solar energy generation, rainwater harvesting, and water treatment and reuse systems for sanitary services. The facility is being developed with the objective of obtaining LEED Gold certification.

The design phase is expected to be completed in the third quarter of 2026, and construction of the terminal expansion is currently scheduled for completion in the first half of 2029.

Following a passenger commercial behavior study conducted in 2022, the airport expanded and upgraded its food and beverage offering to better align with passenger demand and maximize commercial revenues. A bidding process for food and beverage operators was conducted during 2024, resulting in the introduction of new brands and concepts that are currently operating or expected to commence operations, including Shake Shack, Lupe, Subway, Starbucks, Fuego and Dunkin Donuts.

In addition, construction of a new CLOE retail store began during the fourth quarter of 2024, and it completed its construction during the first quarter of 2025.

Additionally, an RFP to award five retail locations was released during the fourth quarter of 2025 and it is expected to have the enhanced commercial offer operating by the second quarter of 2026.

A contract for snacks vending machine was awarded at the Tijuana Airport departure lounge, with the local partner commencing operations on the third quarter of 2025. The 2027 growth strategy for Tijuana Airport includes a new terminal expansion project.

During the second half of 2025, an invitation process was conducted targeting Car Rental companies that were not previously operating at the airport, with the purpose of awarding two passenger service modules. As a result of this process, Optima and Budget were incorporated as new operators, expanding the airport’s car rental service offering.

Also, five new ticket sales modules were enabled in the bus terminal area, allowing these spaces to be awarded to companies that offer new long-distance ground transportation alternatives. This expansion strengthened the ground connectivity of Tijuana Airport, facilitating passenger access to and from various destinations. In addition, towards the end of 2025, a bidding process was carried out for the allocation of five modules located at the bus terminal for ticket sales. This process enabled the addition of five new brands to the long-distance transportation offering, providing multiple routes throughout northern Mexico and Southern California.

The airport expanded its long-stay parking facilities, increasing total parking capacity to approximately 1,200 spaces. This expansion was completed in 2024 and is fully operational.

During 2025, the VIP lounge served approximately 315,320 visitors, representing a 15% increase compared to 2024.

During 2025, we opened a new convenience store in the New Processing Building (NEP) to serve passengers transiting through this facility. In addition, we completed the image refresh, concluding the rebranding of all convenience stores at that location.

Additionally, in our leasing of spaces for cargo logistics, 2025 was a year of remodeling the office building and making infrastructure improvements to start a paid car parking lot that is set to start operations in 2026.

In 2025, 13.3% of the sum of our aeronautical and non-aeronautical revenues generated at Tijuana International Airport was derived from non-aeronautical revenues.

In December 2015, the CBX (which is not owned by us), commenced operations, consisting of an enclosed pedestrian bridge and terminal facility that connects Tijuana International Airport directly to the United States-Mexico border in San Diego, California. The CBX allows passengers with a valid boarding pass for flights arriving at or departing from Tijuana to cross directly between the airport and the United States, reducing connection and waiting times at traditional border crossings such as San Ysidro and Otay Mesa.

On December 11, 2025, our shareholders approved the Business Combination, which includes the incorporation of CBX and the entities that own and operate the cross-border facility. Upon consummation of the Business Combination, CBX will become a wholly owned subsidiary of GAP and will be consolidated into our results of operations. For a complete description of the Business Combination, including the transaction structure, status and conditions, see “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”

We consider CBX to be a strategic extension of the infrastructure of Tijuana International Airport, as it expands the airport's catchment area into Southern California and enhances cross-border passenger connectivity. The availability of CBX has contributed to increased passenger volumes at Tijuana International Airport, particularly among U.S. residents in the surrounding region.

We estimate that up to approximately 45% of passengers using Tijuana International Airport have a final destination or origin in the United States. During 2025, CBX served approximately 4.0 million passengers, representing approximately 31.8% of total passenger traffic at Tijuana International Airport.

Los Cabos International Airport

Los Cabos International Airport is our third most significant Mexican airport in terms of passenger traffic, third in terms of air traffic movements and second in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2025, Los Cabos International Airport was the sixth busiest airport in Mexico in terms of commercial passenger traffic, according to the SICT. In 2025, the airport handled 7.5 million terminal passengers, accounting for approximately 13.1% of our Mexican airports’ terminal passenger traffic of whom approximately 62.3% were international passengers.

Los Cabos International Airport primarily serves leisure travelers visiting San Jose del Cabo, Cabo San Lucas and other coastal destinations along the Trans-Peninsular highway in the state of Baja California Sur. The airport is located approximately 13 kilometers from the city of San Jose del Cabo. According to the Mexican Ministry of Tourism, 2.3 million international tourists visited Los Cabos (San Jose del Cabo and the nearby city of Cabo San Lucas) by air in 2025. Visitors to the region are generally higher income travelers and include golfers, sport fishing enthusiasts and divers attracted by the region’s marine biodiversity.

A total of 16 airlines operate at Los Cabos International Airport. The principal carriers include Volaris, Viva, American Airlines, Alaska Airlines, and United Airlines. The airport serves approximately 52 destinations, with Mexico City, Los Angeles, Guadalajara, Dallas-Fort Worth, and Tijuana the most frequently served routes.

Los Cabos International Airport operates one runway measuring 3,005 meters in length, supported by a full parallel taxiway. The runway has a capacity of approximately 42 aircraft movements per hour and is capable of accommodating aircraft operating to destinations throughout the United States and Canada.

The airport operates on a scheduled basis for approximately 14 hours per day, between 7:00 a.m. and 9:00 p.m., but is equipped to operate 24 hours a day if required. Aeronautical services provided outside normal operating hours are subject to increased passenger charges and fees.

The airport has a total of 27 gates, including nine equipped with passenger boarding bridges, and 23 remote boarding positions.

At Los Cabos Airport, construction commenced on a new commercial aircraft apron, which is expected to provide seven concrete aircraft parking positions designed to accommodate Category C aircraft. Completion of the apron is currently scheduled for the second half of 2027. In addition, the safety strip of parallel Taxiway A has been expanded in accordance with the requirements of Annex 14.

In parallel, the airport continues to implement improvements and upgrades to existing facilities, including the installation of a new air-conditioning system at the departures level, covering the security screening checkpoint and boarding gate areas. Preliminary enabling works for the future expansion of the terminal building are also underway, including the development of a new remote international arrivals facility.

Design activities are ongoing for the expansion and modernization of Terminal Building T2, which, upon completion, is expected to include more than 30,000 square meters of new and renovated space. The project is designed to enable the terminal to accommodate the airport’s total passenger traffic, both domestic and international, as the facility currently serves international operations only.

The expansion project includes the enlargement of the check-in area, the addition of four new baggage claim carousels, and the development of three additional contact boarding gates equipped with passenger boarding bridges. The design phase is expected to be completed in the first half of 2026, and construction is currently scheduled for completion in the first half of 2029.

Los Cabos International Airport currently operates approximately 12,768 square meters of commercial space, including food and beverage units, retail stores, five convenience stores and two VIP lounges.

The airport has progressively enhanced its commercial mix through competitive bidding processes implemented over several years, resulting in the operation of a diversified portfolio of food and beverage and retail brands aligned with passenger demographics. These initiatives have included the refurbishment and expansion of commercial areas in both domestic and international terminals, as well as the redesign and relocation of Aeromarket convenience stores, which was completed in 2024.

The airport operates two VIP lounges serving domestic and international passengers. In 2024, the international VIP lounge was expanded to accommodate growth in international traffic. In 2025, the VIP lounges served approximately 294,000 visitors, representing a 10% increase compared to 2024. It is worth noting that in 2024, spa areas were introduced in the International VIP Lounge, offering value-added services such as massage services. Since their implementation, these services have generated incremental revenue and have shown 9.7% growth in 2025 compared to 2024.

In the first quarter of 2025, the airport commenced operations of a new hangar facility measuring approximately 5,000 square meters, with capacity to accommodate up to six aircraft, enhancing general aviation and private aviation services at the airport. Primesky continues as the leader with the most operations handled with an increase of 10.4% compared to 2024, increasing its market share from 38.3% to 42.8%.

The 2024 expansion of the domestic terminal led to a competitive bid for 10 commercial spaces. Consequently, new brands such as Cloe, Cuervo, Mobo, Sunglass Hut, Domino’s, and Starbucks successfully launched their operations throughout 2025.

In 2025, 28.4% of the sum of our aeronautical and non-aeronautical revenues generated at Los Cabos International Airport was derived from non-aeronautical revenues.

Puerto Vallarta International Airport

Puerto Vallarta International Airport is our fourth most significant Mexican airport in terms of passenger traffic and air traffic movements and the fourth largest contributor to the sum of aeronautical and non-aeronautical revenues. In 2025, Puerto Vallarta International Airport was the eight busiest airport in Mexico in terms of commercial passenger traffic, according to the SICT. In 2025, it handled 6.9 million terminal passengers, accounting for 12.1% of our Mexican airports’ terminal passenger traffic. During 2025, 45.0% of these terminal passengers were international passengers, while 55.0% were domestic.

Puerto Vallarta International Airport is located on the Pacific coast in the State of Jalisco and primarily serves international and domestic leisure travelers. Puerto Vallarta is a mature tourist destination known for the Bay of Banderas, its beaches and abundant marine wildlife. The continued development of resort areas, including hotels and golf courses in Nuevo Vallarta and Punta de Mita, is expected to support future growth in tourism demand in the region.

A total of 18 airlines operate at the airport. The principal carriers include Viva, Volaris, American Airlines, WestJet, and Alaska Airlines. The airport serves approximately 53 destinations, with Mexico City, Monterrey, Tijuana, Guadalajara, and Los Angeles among the most frequently served routes.

Puerto Vallarta International Airport operates one runway measuring 3,105 meters in length, supported by a parallel taxiway. The runway has a capacity of approximately 38 aircraft movements per hour.

The airport operates 24 hours a day and includes one main commercial terminal, an FBO terminal and a general aviation building.

Construction of Terminal 2 began in 2022, covering nearly 74,000 square meters. This terminal is designed to include 58 check-in counters, 16 self-check-in kiosks, 10 inspection lines at the security checkpoint, eleven contact boarding gates, and seven remote boarding gates. It will also feature a new baggage handling system with two scanning lines. The terminal is expected to be completed by December 2026 and will be LEED Gold certified, designed to be net-zero-energy.

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

At Puerto Vallarta Airport, the full rehabilitation of the main runway across its entire length has commenced, including the replacement of sections of the pavement structure and the installation of a new surface layer. In addition, a portion of parallel Taxiway A has been rehabilitated, replacing the existing asphalt pavement with concrete pavement to enhance durability and extend its service life.

A commercial study was conducted to reconfigure the central food and beverage area located in the domestic departing lounge. In 2023, a Request for Proposal (RFP) was released for two retail units located landside, and El Market Mexico was awarded the contract to operate these commercial spaces. Additionally, Tacos Frontera began operations in the last quarter of 2023, while DIVERTI2, which includes. A market analysis for the new terminal is scheduled for 2026, with the objective of enhancing the commercial offer and giving opportunities to new Retail and F&B vendors.

Regarding the three VIP Lounges at Puerto Vallarta, they hosted 262,000 users in 2024, reflecting a 12% increase compared to 2023. The International VIP Lounge also underwent an expansion during 2024. In 2025, the VIP lounges served approximately 282,000 visitors, representing an 8% increase compared to 2024. Additionally, the VIP Lounges in Puerto Vallarta are noteworthy, as they represent the highest sales concentration of VIP Passport memberships, accounting for 36% of total revenue.

In terms of financial services, the company Euronet has installed two ATMs for currency exchange services in the international arrivals area. Likewise, two Euronet automated teller machines began operations.

At the beginning of 2025, the bidding process for the allocation of customer service modules for car rental companies was completed, resulting in the incorporation of two new brands into operations. This integration strengthened the commercial offering for passengers and contributed to the growth of revenue within this business line.

In 2025, a new Aeromarket convenience store was opened at the domestic boarding area to strength our commercial offering and contribute to the improvement of passenger experience.

In 2025, 18.2% of the sum of our aeronautical and non-aeronautical revenues generated at our Puerto Vallarta airport was derived from non-aeronautical revenues.

Guanajuato International Airport

Guanajuato International Airport is our fifth most significant Mexican airport in terms of passenger traffic and air traffic movements and fifth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2025, Guanajuato International Airport was the tenth busiest airport in Mexico in terms of commercial passenger traffic, according to the SICT. In 2025, the airport handled 3.3 million terminal passengers, representing approximately 5.8% of our Mexican airports’ terminal passenger traffic. Approximately 67.9% of the terminal passengers served were domestic passengers.

Guanajuato International Airport is located in the central state of Guanajuato near the cities of Leon, Irapuato, Silao and Guanajuato, approximately 315 kilometers northwest of Mexico City. The state of Guanajuato has a population of approximately 6.2 million people according to the Mexican National Population Council. The airport is located in Mexico’s Bajío region, which is characterized by a diversified economic base including manufacturing, agriculture and logistics. Guanajuato is a major hub for the automotive industry, hosting assembly plants operated by General Motors, Honda, Kia, Mazda and Toyota, as well as numerous auto parts manufacturers. In addition, the local government is developing a logistics “dry port” facility near the airport, which we expect will support future growth in air cargo demand.

In addition to passenger traffic, the airport handles cargo associated with the region’s manufacturing and logistic activities. Approximately 2.4 thousand metric tons of cargo were transported through the airport in 2025.

A total of five airlines operate at the airport. The principal carriers include Volaris, Viva, and Aeromexico. The airport serves 22 destinations, with Tijuana, Monterrey, Cancun, Mexico City, and Dallas-Fort Worth among the most frequently served routes.

Guanajuato International Airport operates one runway measuring 3,501 meters in length, with a runway capacity of approximately 18 aircraft movements per hour.

The airport operates on a scheduled basis for approximately 20 hours per day, between 4:00 a.m. and 12:00 midnight, but is equipped to operate 24 hours a day if required. Aeronautical services provided outside normal operating hours are subject to increased passenger charges and fees.

The airport has two terminals (one commercial terminal and one general aviation terminal), seven contact gates, ten remote boarding positions and three passenger boarding bridges.

At Guanajuato Airport, construction commenced on the extension of the parallel taxiway, with the objective of improving the efficiency of aircraft movements to and from the commercial aviation apron. The addition of this new taxiway segment is expected to enable simultaneous aircraft arrivals and departures, even when an aircraft is occupying an access or exit taxiway to a parking position, thereby enhancing airside traffic flow and reducing operational constraints on the apron.

In addition, construction commenced on the expansion of the commercial aircraft apron, which is expected to incorporate two new concrete aircraft parking positions designed to accommodate Category C aircraft, as well as the reconfiguration of existing apron positions and their associated aircraft fueling hydrant systems. These works form part of the preliminary infrastructure required for the future expansion of the terminal building.

Design activities are ongoing for the expansion and modernization of the terminal building, which is expected to include more than 18,000 square meters of new construction, renovation, and exterior works. The project includes the development of a new baggage handling system (BHS) area and a baggage cart staging yard, as well as the expansion of the boarding gate hold room, serving both contact gates equipped with passenger boarding bridges and remote gates served by passenger buses. As part of the expansion, the airport is expected to add one new contact boarding gate with a passenger boarding bridge and two additional remote boarding gates.

The design phase is expected to be completed in the first half of 2026, and construction is currently scheduled for completion in the fourth quarter of 2028.

The airport has continued to enhance its commercial offering through the remodeling of the terminal. An RFP for retail and food and beverage was released in 2025. Competitive bidding processes conducted in the introduction of new food and beverage operators, including brands such as Maison Kayser, Johnny Rockets, Fuego Bajío, Subway, Brittshop and Talleres de los Ballesteros. The operations are expected to begin in 2026.

The airport operates a VIP lounge, which served approximately 99,000 visitors during 2025, representing a 21% increase compared to 2024. Since its renovation in 2020, the lounge has been equipped with a dedicated security checkpoint, enhancing the overall guest experience.

In 2024, the parking lot underwent an expansion of 400 spaces, representing a 60% increase in capacity and is fully operational.

In 2025, 14.9% of the sum of our aeronautical and non-aeronautical revenues generated at Guanajuato International Airport was derived from non-aeronautical revenues.

Hermosillo International Airport

Hermosillo International Airport is our sixth most significant Mexican airport in terms of passenger traffic, air traffic movements, and contribution to the sum of aeronautical and non-aeronautical revenues. In 2025, Hermosillo International Airport was the thirteenth busiest airport in Mexico in terms of commercial passenger traffic, according to the SICT. In 2025, it served approximately 2.2 million terminal passengers, accounting for approximately 3.8% of our Mexican airports’ terminal passenger traffic. During 2025, approximately 96.3% of the terminal passengers served were domestic passengers. Given the predominance of domestic traffic, the airport’s passenger volumes and results of operations are more closely linked to Mexican economic conditions. Hermosillo International Airport also functions as a regional connecting hub, with a significant portion of passengers transferring between domestic routes, particularly to and from Mexico City, Guadalajara, Monterrey and Tijuana.

Hermosillo International Airport serves the city of Hermosillo and four surrounding municipalities, which together have a population of approximately 1.0 million, according to the Mexican National Population Council. Hermosillo is the capital of the State of Sonora and is located approximately 260 kilometers south of the U.S.-Mexico at Nogales and 130 kilometers east of the Gulf of California. The airport is located approximately 13 kilometers west of the city of Hermosillo and serves an economically diversified region with significant agricultural and industrial activity.

In addition to passenger traffic, Hermosillo International Airport handles cargo associated primarily with industrial activity in the region. Approximately 17.2 thousand metric tons of cargo were transported through the airport in 2025. Cargo services currently support, among other activities, the nearby Ford manufacturing facility, which receives components via the airport.

A total of seven airlines operate at the airport. The principal carriers include Volaris, Viva, and Aeromexico. The airport serves 14 destinations, with Mexico City, Guadalajara, Monterrey, Tijuana and Santa Lucia among the most frequently served routes.

Hermosillo International Airport operates two runways. The primary runway measures 2,300 meters in length. The secondary runway, measuring approximately 1,100 meters, is currently not in operation due to commercial considerations. The airport has a runway capacity of approximately 33 aircraft movements per hour.

The airport operates on a scheduled basis for approximately 18 hours per day, between 7:00 a.m. and 1:00 a.m. the following day, but is equipped to operate 24 hours a day if required. Aeronautical services provided outside normal operating hours are subject to increased passenger charges and fees.

The airport includes a commercial aviation terminal and a general aviation terminal, with seven contact gates, ten remote boarding positions and two passenger boarding bridges.

At Hermosillo Airport, a partial rehabilitation of taxiways was carried out through the replacement of concrete pavement slabs, with the objective of maintaining operational standards and extending the service life of the airside infrastructure.

In addition, the airport completed the renovation and expansion of the terminal building’s air-conditioning system, incorporating next-generation equipment with improved energy efficiency, which is expected to enhance operational performance and optimize energy consumption.

The airport has also initiated the installation of thermal insulation in the terminal building envelope as part of initiatives aimed at improving energy efficiency and thermal comfort. This measure is expected to reduce the building’s thermal load, improve passenger comfort, and decrease energy consumption associated with cooling operations.

As part of our commercial strategy, we have updated the profile and service categories of most retail outlets at Hermosillo International Airport to improve brand recognition and alignment with passenger preferences. Since late 2021, we have resumed direct operation of the Aeromarket convenience stores at the airport. The redesign of both Aeromarket stores was completed during 2024, improving their visual identity and functionality.

The airport operates a VIP lounge, which served approximately 55,000 users during 2025, representing a 12% increase compared to 2024. In addition, the General Aviation Terminal (GAT), operated by PRIMESKY, generated revenues of approximately Ps.1.7 million during 2025.

In 2025, 15.1% of the sum of our aeronautical and non-aeronautical revenues generated at Hermosillo International Airport was derived from non-aeronautical revenues.

Morelia International Airport

Morelia International Airport is our seventh most significant Mexican airport in terms of passenger traffic, ninth in terms of air traffic movements and seventh in terms of contribution to the sum of aeronautical and non-aeronautical revenues. According to the SICT, the airport ranked twenty-first busiest airport in Mexico in terms of commercial passenger traffic in 2025. In 2025, the airport served 1.5 million terminal passengers, representing approximately 2.6% of our Mexican airports’ terminal passenger traffic. Approximately 51.5% of the terminal passengers were domestic passengers.

Morelia International Airport serves the city of Morelia and ten surrounding municipalities. Morelia is the capital of the State of Michoacan, which has a population of approximately 4.8 million, according to the Mexican National Population Council. Michoacan’s principal industry is agriculture, and it has a developing eco-tourism industry (primarily due to the seasonal presence of monarch butterflies).

A total of five airlines operate at the airport. The principal carriers include Volaris, Viva, and American Airlines. The airport serves 18 destinations, with Tijuana, Monterrey, Chicago Midway, Dallas-Fort Worth, and Chicago O’hare, among the most frequently served routes.

Morelia International Airport operates one runway measuring 3,408 meters in length, with a runway capacity of approximately 13 aircraft movements per hour.

The airport operates 24 hours a day and consists of a single main terminal building. It has four contact gates and eight remote boarding positions.

At Morelia Airport, during 2025, the rehabilitation of the main runway was carried out, including the replacement of sections of the pavement structure and the installation of a new asphalt surface layer. In addition, the hydraulic crossing beneath the runway and associated safety strips was reinforced through the installation of new drainage piping, improving the resilience and long-term performance of the airfield infrastructure.

Design activities are currently underway for the expansion and renovation of the Terminal Building, which is expected to involve more than 7,000 square meters of new construction, renovation, and exterior works.

The project includes the expansion of the terminal hold room, the redistribution of the four existing boarding gates, the reconfiguration of the passenger security screening checkpoint, and the reorganization of the passenger arrivals process, including expanded and improved areas for immigration, baggage claim, and customs.

The design phase is expected to be completed in 2026, and construction of the terminal expansion is currently scheduled for completion in 2028.

The redesign and visual concept (“look and feel”) of the two Aeromarket stores has been completed, enhancing the retail offering for passengers. In 2024, a Surface expansion of 24 square meters was completed to improve passenger experience.

During 2025, a hangar was awarded to local company.

In 2025, 8.0% of the sum of our aeronautical and non-aeronautical revenues generated at Morelia International Airport was derived from non-aeronautical revenues.

La Paz International Airport

La Paz International Airport is our eight most important Mexican airport in terms of passenger traffic, seventh in air traffic movements and eight in contribution to the sum of aeronautical and non-aeronautical revenues. In 2025, La Paz International Airport was the twenty-third busiest airport in Mexico in terms of commercial passenger traffic, according to the SICT. In 2025, it served 1.3 million terminal passengers, accounting for approximately 2.3% of our Mexican airports’ terminal passenger traffic. During 2025, approximately 97.2% of the terminal passengers served were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

La Paz International Airport serves the city of La Paz, the capital of the state of Baja California Sur. The region has experienced growing demand associated with eco-tourism, driven by the area’s marine biodiversity and natural attractions.

A total of six airlines operate at the airport. The principal carriers include Volaris, Viva, and Aeromexico. The airport serves 11 destinations, with Tijuana, Mexico City, Guadalajara, Santa Lucia, and Culiacan among the most frequently served routes.

La Paz International Airport operates one runway measuring 2,500 meters in length, with a runway capacity of approximately 14 aircraft movements per hour.

The airport operates on a scheduled basis for approximately 16 hours per day, between 7:00 a.m. and 11:00 p.m., but is equipped to operate 24 hours a day if required. Aeronautical services provided outside normal operating hours are subject to increased passenger charges and fees.

The airport consists of a single main commercial terminal with four contact gates and nine remote boarding positions.

During 2024, the General Aviation building was remodeled. As part of this upgrade, a Fixed Base Operator (“FBO”) began operations under our PRIMESKY brand during the first quarter of 2025, it continued its growth by strengthening its network in La Paz airport offering value-added services to general aviation passengers and pilots and supported by a dedicated FBO facility that delivers integrated ground handling services and high-quality personalized attention to pilots and users. The FBO building features comfortable lounges, along with controlled access, all designed to ensure operational efficiency, safety, and enhanced overall experience, while the operation closed in 2025 with revenues of Ps.3.3 million.

In addition, one of Guadalajara’s private aviation academies, Solo Aviación, was relocated to La Paz International Airport during 2024 and has been operating at the airport since the first quarter of 2025, strengthening the airport’s role in aviation training activities.

In the last quarter of 2025, an F&B tender was held at La Paz Airport for three commercial spaces. As a result, Cervecería de La Costa was awarded a location in the pre-security zone, while a new brand, La Vaca Café, secured the remaining two units. Both concepts are scheduled to begin operations during the first quarter of 2026.

A contract for a perfume vending machine was awarded at the La Paz Airport departure lounge, with the local partner commencing operations in the fourth quarter of 2025.

As part of our commercial strategy, we resumed direct operation of the Aeromarket convenience stores at La Paz International Airport in late 2021. The redesign of two Aeromarket stores was completed during the second quarter of 2024, and a new Aeromarket store located airside commenced operations during the first quarter of 2024. The airport operates a VIP lounge, which served approximately 47,000 users during 2025, representing a 27% increase compared to 2024.

In February 2025, a contract was executed with Banamex and an automated teller machine was installed at the airport, expanding the range of financial services available to passengers.

In 2025, 14.6% of the sum of our aeronautical and non-aeronautical revenues generated at La Paz International Airport was derived from non-aeronautical revenues.

Mexicali International Airport

Mexicali International Airport is our ninth most significant Mexican airport in terms of passenger traffic, eleventh in terms of air traffic movements and ninth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2025, Mexicali International Airport was the twenty-fourth busiest airport in Mexico in terms of commercial passenger traffic according to the SICT. In 2025, the airport served 1.3 million terminal passengers, accounting for approximately 2.2% of our Mexican airports’ terminal passenger traffic. Approximately 99.4% of the terminal passengers were domestic passengers. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Mexicali International Airport serves the city of Mexicali in the State of Baja California, as well as certain nearby U.S. border communities, including Yuma, Arizona and Calexico, California. Mexicali is located along the U.S.-Mexico border, approximately 150 kilometers east of Tijuana and 80 kilometers west of Yuma, Arizona. The regional economy is primarily driven by manufacturing activity, particularly maquiladora operations located along the California-Baja California border.

A total of three airlines operate at the airport. The principal carriers include Volaris, Aeromexico, and Viva. The airport serves 10 destinations, with Guadalajara, Mexico City, Monterrey, Culiacan, and Leon among the most frequently served routes.

Mexicali International Airport operates one runway measuring 2,601 meters in length, with a runway capacity of approximately 14 aircraft movements per hour.

The airport operates on a scheduled basis for approximately 19 hours per day, between 6:00 a.m. and 1:00 a.m. the following day, but is equipped to operate 24 hours a day if required. Aeronautical services provided outside normal operating hours are subject to increased passenger charges and fees.

The airport includes a main commercial terminal and a smaller general aviation terminal. The commercial terminal has four contact gates and five remote boarding positions.

At Mexicali Airport, construction commenced on a new Rescue and Firefighting Services (RFFS) facility, designed in accordance with applicable regulatory and operational standards. The project includes the development of access roads to the new facility, as well as direct access to the runway, in order to ensure appropriate emergency response times. The facility will also include dedicated areas to accommodate equipment and animals used for wildlife management activities within the airport.

In addition, construction commenced on the expansion and renovation of the terminal building, which is expected to involve more than 6,000 square meters of new construction, renovation, and exterior works. The project is expected to double the available space in key passenger processing areas, including circulation areas, the check-in hall, the passenger security screening checkpoint, and the boarding holdroom.

Construction is currently scheduled for completion in the second half of 2028.

Commercial offerings at Mexicali International Airport have been enhanced in recent years. PlayCap began operations in the pre-security area during the third quarter of 2022, expanding the commercial options available in the departure lounge. A tender for an F&B unit located in the pre-security zone was launched in the first quarter of 2025. The process concluded with the appointment of Bertha’s, a local restaurant brand, as the successful bidder.

Fox Car Rental was added to the airport’s roster of car rental operators, increasing ground transportation alternatives for passengers.

The design and visual concept of two Aeromarket convenience stores were completed during the second half of 2023. In addition, financial services were expanded with the integration of Banregio and the installation of an automated teller machine, which became operational in 2024.

The airport operates a VIP lounge, which served approximately 23,000 users during 2024. In 2025 the VIP lounge had almost 30,000 visitors representing a 28% increase compared to 2024.

In 2023, we initiated the development of two new public parking areas with combined capacity of more than 500 spaces. The E3 parking area was completed and became operational during the first half of 2024. The E2-B parking area was completed in 2025, adding 240 additional spaces, representing a 38% increase in long-stay capacity compared to 2024.

In 2025, 8.3% of the sum of our aeronautical and non-aeronautical revenues generated at Mexicali International Airport was derived from non-aeronautical revenues.

Aguascalientes International Airport

Aguascalientes International Airport is our tenth most important Mexican airport in terms of passenger traffic, eighth in air traffic movements, and tenth in terms of contribution to the sum of aeronautical and non-aeronautical revenues. In 2025, Aguascalientes International Airport was the twenty-seventh airport in Mexico in terms of commercial aviation passenger traffic, according to the SICT. In 2025, it served 984.1 thousand terminal passengers, accounting for approximately 1.7% of our Mexican airports’ terminal passenger traffic. In 2025, approximately 66.0% of the terminal passengers were domestic passengers. Because airport passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected to a greater extent by Mexican economic conditions.

Aguascalientes International Airport serves the city of Aguascalientes and eight surrounding municipalities in the central state of Aguascalientes, roughly 513 kilometers northwest of Mexico City. Manufacturing forms the basis of the region’s economy. One of Nissan’s main manufacturing plants in Mexico is in the city of Aguascalientes.

A total of five airlines operate at the airport, of which the principal airlines are Volaris, Aeromexico, and United. Airlines operating at this airport provide service to 10 destinations. Of these destinations, Mexico City, Tijuana, Houston, Dallas-Fort Worth, and Los Angeles are the most popular.

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

At Aguascalientes Airport, during 2025, the rehabilitation of the main runway was carried out, including the replacement of sections of the pavement structure and the installation of a new asphalt surface layer.

In 2025, the VIP Lounge experienced a 13.0% increase in users, reaching a total of 36,000. This lounge was recognized as the best in North America by Priority Pass in 2024.

At the beginning of 2025, a request for proposals was issued for Car Rental customer service modules, with the objective of improving the commercial conditions of this business line and addressing the interest of various companies in the sector to join the airport as commercial partners. As part of this process, the spaces were reconfigured and the image of the modules was upgraded.

Likewise, in financial services, a dedicated zone was designed to consolidate these services, enhancing passenger convenience and overall experience.

In 2025, 13.4% of the sum of our aeronautical and non-aeronautical revenues generated at Aguascalientes International Airport was derived from non-aeronautical revenues.

Los Mochis International Airport

Los Mochis International Airport is our eleventh most important airport in terms of passenger traffic, air traffic movements and eleventh in contribution to the sum of aeronautical and non-aeronautical revenues. In 2025, Los Mochis International Airport was the thirty-third busiest airport in Mexico in terms of commercial passenger traffic, according to the SICT. In 2025, it handled 713.6 thousand terminal passengers, accounting for approximately 1.2% of our Mexican airports’ terminal passenger traffic. During 2025, approximately 98.9% of the terminal passengers served were domestic passengers. Given its predominantly domestic passenger base, passenger traffic and results of operations are influenced primarily by Mexican economic conditions.

Los Mochis International Airport serves the city of Los Mochis in the State of Sinaloa, a Pacific coastal state. The region is an important agricultural producer, and its sport fishing and hunting activities attract both domestic and international visitors.

A total of six airlines operate at Los Mochis International Airport. The principal airlines include Volaris, Aeromexico and Viva. The airport serves 10 destinations, with Tijuana, Mexico City, Guadalajara, Monterrey, and Mexicali among the most frequently served routes.

Los Mochis International Airport operates a single runway measuring 2,007 meters in length. The airport has a runway capacity of approximately 16 aircraft movements per hour.

The airport operates on a scheduled basis for approximately 14 hours per day, between 8:00 a.m. and 10:00 p.m., but is equipped to operate 24 hours a day if required.

The airport has a single main commercial terminal, which includes three gates and eight remote boarding positions serving domestic and international passengers.

At Los Mochis Airport, a partial rehabilitation of the runway and taxiways was carried out through the replacement of concrete pavement slabs and the renewal of asphalt pavement, with the objective of maintaining operational standards and extending the service life of the airside infrastructure.

In addition, the renovation and expansion of the terminal building’s air-conditioning system has commenced, incorporating next-generation equipment with improved energy efficiency, which is expected to enhance operational performance and optimize energy consumption.

As part of the airport’s environmental initiatives, construction commenced on a new wastewater treatment plant, which is expected to enable the reuse of treated water for sanitary services, contributing to more efficient and sustainable water resource management at the airport.

In 2025, 6.7% of the sum of our aeronautical and non-aeronautical revenues generated at Los Mochis International Airport was derived from non-aeronautical revenues.

Manzanillo International Airport

Manzanillo International Airport is our smallest airport in terms of passenger traffic, air traffic movements, and contribution to the sum of aeronautical and non-aeronautical revenues. In 2025, Manzanillo International Airport was the forty-six busiest airport in Mexico in terms of commercial aviation passenger traffic according to the SICT. In 2025, the airport handled 231.2 thousand terminal passengers, representing approximately 0.4% of total terminal passengers at our Mexican airports. Approximately 58.3% of the terminal passengers served were domestic passengers.

Manzanillo International Airport serves the city of Manzanillo and six surrounding municipalities in the State of Colima. The city is located approximately 230 kilometers southeast of Puerto Vallarta and 520 kilometers northwest of Acapulco. The airport primarily serves leisure travelers visiting coastal resorts in Colima and neighboring areas of the State of Jalisco.

A total of five airlines operate at Manzanillo International Airport. The principal carriers are Aeromexico, Alaska Airlines, and WestJet. Certain airlines operate on a seasonal basis, primarily during the high tourist season from November through April. The airport serves six destinations, the main include Mexico City, Los Angeles, and Calgary.

Manzanillo International Airport operates a single runway measuring 2,206 meters in length. The airport has a runway capacity of approximately 17 aircraft movements per hour.

The airport operates on a scheduled basis for approximately 12 hours per day, between 8:00 a.m. and 8:00 p.m., but is equipped to operate 24 hours a day if required.

The terminal facilities include three gates and eight remote boarding positions, serving both domestic and international passengers.

At Manzanillo Airport, during 2025, the rehabilitation of the main runway was initiated, including the replacement of sections of the pavement structure and the installation of a new asphalt surface layer.

The airport offers a limited but focused commercial and service offer aligned with its passenger profile. A food and beverage concept operated by Rapidito Haus has been in operation at the departure lounge since 2022, providing bar and regional food services.

A concession for an F&B unit was granted to the local entity Roller Roll for the pre-security zone. Operations officially commenced during the fourth quarter of 2025.

To support ground transportation services, a new car rental brand, America Car Rental, commenced operations at the airport in July 2023, expanding the airport’s rental car offering.

In addition, banking services were enhanced in 2024 with the integration of Banregio and the installation of an automated teller machine (“ATM”) to improve passenger convenience.

In 2025, 14.2% of our aeronautical and non-aeronautical revenues generated at Manzanillo International Airport were derived from non-aeronautical revenues.

Montego Bay International Airport

Montego Bay International Airport is Jamaica’s main tourist airport. In 2025, Montego Bay airport served 4.4 million terminal passengers. This made it the third busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International. In 2025, 100% of the terminal passengers served were international passengers. Of the total passengers in 2025, 75% came from the United States, 13% came from Canada, 9% came from Europe, and 3% from other countries.

Montego Bay International Airport serves as the primary gateway for international air travel to Jamaica, a major international tourist destination. It facilitates the transit of more than 70.0% of the tourists arriving on the island. This airport services mostly tourism, and visiting friends and relatives.

A total of 24 international airlines operate at the airport, providing year-round and seasonal services. Our principal airlines are American Airlines, JetBlue, Delta Airlines, and Southwest Airlines. Airlines serving Montego Bay airport provide service from over 54 airport destinations. Of these, New York, Atlanta, Toronto, Ft. Lauderdale, Charlotte, and Orlando are the most popular.

Montego Bay International Airport operates 18 hours daily between 6:00 a.m. and 12:00 a.m. (midnight). However, it is equipped to operate 24 hours a day if necessary. The airport has one runway measuring 2,653 meters. The runway capacity at this airport is 33 air traffic movements per hour. The airport also has an ILS that assists pilots in poor weather. The airport’s facilities include a main commercial terminal with a large parking facility and a general aviation building. The airport’s main commercial terminal has a total area of approximately 6,000 square meters, as well as an additional 5,657 square meters of parking facilities. The general aviation building has an additional area of 300 square meters. The commercial terminal has 18 gates and 5 remote parking positions.

In 2022 we concluded a major expansion in the terminal including the addition of a new food court, a VIP lounge, retail spaces, and an expanded duty-free area, featuring a variety of new offerings, including technology products, souvenirs, convenience stores, premium Jamaican crafts, and health and beauty items.

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

On October 28, 2025, this airport suffered severe damage from the passage of Hurricane Melissa, a category 5 storm. The hurricane brought severe winds, heavy rainfall and widespread disruption throughout the country, with no relevant affectations to the airport. However, many hotels were damaged and were subsequently shuttered, with some having reopening dates set for well into 2026. This has resulted in a corresponding fall-off in traffic and revenues in fourth quarter of 2025.

The following table sets forth revenues, passenger traffic and air traffic movement data for Montego Bay airport in 2023, 2024 and 2025:

	January 1 to December 31, 2023		January 1 to December 31, 2024		January 1 to December 31, 2025
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	2,605,036	Ps.	2,698,389	Ps.	2,658,620
Passenger Traffic (in thousands):
Terminal passengers		5,212		5,057		4,469
International passengers		5,212		5,057		4,469
Domestic passengers		0		0		0
Transit passengers		56		48		26
Air Traffic Movements (1) :
Peak air traffic movements per hour (2)		24		24		24
Runway capacity (3)		33		33		33
Total air traffic movements (in thousands):		44		42		38
Commercial aviation		34		32		30
Charter aviation		0		0		0
General aviation and other		10		10		8
Average passengers per air traffic movement		156		157		149

(1)
Includes departures and landings.
(2)
Includes commercial and general aviation operations (demand).
(3)
Air traffic movements per hour (capacity).

In 2023, 2024, and 2025, approximately 5.3, 5.3, and 5.2 thousand metric tons of cargo, respectively, were transported through the airport.

Kingston International Airport

The passenger profile of Kingston International Airport is business and Visiting Friends and Relatives (“VFR”). In 2025, Kingston airport served 1.8 million terminal passengers. This made it the seventh busiest airport in the Caribbean region, excluding Cuba, in terms of commercial aviation passenger traffic, according to Airports Council International.

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

By the end of 2025, Kingston Airport had finalized the design for the new food and beverage, retail, and duty-free areas. Construction works are scheduled to commence in 2026 and are expected to be completed in 2027, at which point the tender process for the commercial locations will be executed.

The following table sets forth revenues, passenger traffic and air traffic movement data for Kingston airport in 2023, 2024, and 2025:

	January 1 to December 31, 2023		January 1 to December 31, 2024		January 1 to December 31, 2025
Revenues (in thousands of pesos):
Sum of Aeronautical and Non-Aeronautical Revenues	Ps.	1,187,804	Ps.	1,313,724	Ps.	1,491,976
Passenger Traffic (in thousands):
Terminal passengers		1,748.1		1,777.2		1,841.2
International passengers		1,746.3		1,774.3		1,840.0
Domestic passengers		1.8		2.9		1.2
Transit passengers		3.3		1.5		3.3
Air Traffic Movements (1):
Peak air traffic movements per hour (2)		10		10		10
Runway capacity (3)		40		40		40
Total air traffic movements (in thousands):
Commercial aviation		13.6		13.8		15.3
Charter aviation		1.8		2.4		2.8
General aviation and other		3.2		2.9		2.5
Average passengers per air traffic movement		94.1		92.7		89.0

(1)
Includes departures and landings.
(2)
Includes commercial and general aviation operations (demand).
(3)
Air traffic movements per hour (capacity).

In 2023, 2024, and 2025, NMIA handled approximately 17.1, 26.2, and 20.5 thousand metric tons of cargo, respectively.

Non-Airport Subsidiaries

As a holding company, we manage each of our fourteen airports through an operating subsidiary. In addition to these airport subsidiaries, we also have eight operating subsidiaries. These subsidiaries are (i) Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (“SIAP”), (ii) Puerta Cero Parking, S.A. de C.V. (“PCP”), (iii) Aerocomercializadora del Pacífico, S.A. de C.V. (“ADP”), (iv) Inmuebles Especializados Matrix, S.A. de C.V. (“IEM”), (v) Aerohoteles del Pacífico, S.A. de C.V. (“AHP”), (vi) Diseños Técnicos de Infraestructura MCE, S.A. de C.V. ("DTI"), (vii) Guadalajara World Trade Center, S.A. de C.V. (“GWTC”) and (viii) OtayConnect S. de R.L. de C.V. (“OTC”). We also have a non-profit foundation, Fundación Grupo Aeroportuario del Pacífico, A.C. (“Fundación GAP”).

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

IEM

On September 27, 2023, through our subsidiary ADP, we carried out a transaction for the acquisition of 100% of the shares of the Mexican company Inmuebles Especializados Matrix, S.A. de C.V. (IEM), which is dedicated to the sublease of cargo operation areas and, hangars.

DTI

We incorporated DTI as a subsidiary on December 29, 2023. DTI carries out the development and execution of projects.

GWTC

We incorporated GWTC as a subsidiary on July 1, 2024, the date in which control of the company was assumed. GWTC is a Group comprised of seven subsidiaries, specializing in handling, storage and custody services for international trade merchandise in facilities qualified as fiscal Bounded Warehouses at the Guadalajara Airport and the Puebla Airport.

OTC

We incorporated OTC as a subsidiary on September 30, 2025. OTC dedicated to providing administrative services and access control to CBX.

Principal Customers

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2025, 36 international and 7 Mexican airlines operated passenger flights at all our Mexican airports. Volaris is our main airline customer, carrying the most passengers at our Mexican airports. Viva and Aeromexico come next for the second and third largest passengers.

In 2023, 2024, and 2025, revenues from Volaris and the passengers it carried through our airports were Ps.6,801.4 million, Ps.6,205.3 million, and Ps.7,660.6 million. respectively, of which Ps.6,766.2 million, Ps.5,756.8 million, and Ps. 7,110.7 million, respectively, were paid to the airports through passenger charges. Such passenger charges amounted to 26.6%, 21.5%, and 21.9% in that order, of our aeronautical and non-aeronautical revenues for 2023, 2024, and 2025. Revenues from Viva and the passengers they moved through our airports were Ps.2,626.4 million, Ps.2,915.2 million, and Ps.3,660.1 million in 2023, 2024, and 2025, respectively. Of these, Ps.2,620.2 million, Ps.2,740.7 million, and Ps.3,456.2 million, respectively, were paid to the airports in the form of passenger charges. Such passenger charges represented 10.3%, 10.2%, and 10.6% respectively, of the sum of our aeronautical and non-aeronautical revenues for 2023, 2024, and 2025. Revenues from Aeromexico and the passengers it moved through our airports were Ps.1,665.1 million, Ps.1,718.6 million, and Ps.1,967.6 million during 2023, 2024, and 2025, respectively, of which Ps.1,637.2 million, Ps.1,718.6 million, Ps.1,757.5 million respectively, were paid to the airports for the passengers they moved in the form of passenger charges, representing 6.4%, 5.7%, 5.4% respectively, of the sum of our aeronautical and non-aeronautical revenues for 2023, 2024, and 2025.

In 2023, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.388.0 million, of which Ps.281.1 million was paid to MBJA as passenger charges. In 2024, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.274.1 million, of which Ps.251.4 million was paid to MBJA as passenger charges. In 2025, revenues from American Airlines and the passengers it moved through the Montego Bay airport totaled Ps.362.9 million, of which Ps.287.5 million was paid to MBJA as passenger charges. In 2023, 2024, and 2025, revenues from American Airlines and its passengers represented 13.8%, 10.1%, and 13.7%, respectively, of the sum of aeronautical and non-aeronautical revenues for the Montego Bay airport. However, passenger charges from American Airlines do not represent a significant portion of our total revenues across all airports. In 2023, 2024, and 2025, passenger charges collected by American Airlines at MBJA accounted for 1.2%, 0.9%, and 1.1%, respectively, of total revenues at our airports (1.5%, 1.0%, and 1.3%, respectively, of the sum of aeronautical and non-aeronautical revenues generated in our airports in 2023, 2024, and 2025).

In 2023, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.305.1 million, of which Ps.166.2 million was paid to NMIA as passenger charges. In 2024, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.328.2 million, of which Ps.181.1 million was paid to NMIA as passenger charges. In 2025, revenues from JetBlue Airways Corporation and the passengers it moved through Kingston airport totaled Ps.379.1 million, of which Ps.325.1 million was paid to NMIA as passenger charges. In 2023, 2024, and 2025, revenues from JetBlue Airways Corporation and its passengers represented 25.6%, 24.9%, and 25.4%, respectively, of the sum of aeronautical and non-aeronautical revenues for Kingston airport. However, passenger charges from JetBlue Airways Corporation do not represent a significant portion of our total revenues across all our airports.

In addition to passenger charges (revenues generated by the services provided by airports to passengers), we also earn revenues from aircraft landing, parking charges, and the leasing of space to these airlines.

Complementary services customers

Our principal complementary services clients are our two principal providers of baggage handling services: Menzies Aviation, S.A. de C.V., and Aveespress, S.A. de C.V., which provided Ps.101.8 million and Ps.48.2 million, respectively, in the form of access fees in 2025. Our primary catering clients are Aerococina, S.A. de C.V. and Gate Gourmet & Maasa México, S. de R.L. de C.V., which respectively provided Ps.35.8 million and Ps.10.9 million, respectively, of revenues in the form of access fees in 2025.

Principal Non-Aeronautical Services Customers

As of December 31, 2025, we have signed approximately 1,341 contracts – which is 1.9% more than the 1,316 contracts we had as of December 31, 2024. These contracts were executed with commercial services providers in our Mexican airports, such as retail store operators, duty-free store operators, food and beverage providers, timeshare developers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, tourist information, promotion services, ground transportation, and cargo. The increase in the number of contracts is due to the expansion of commercial areas at our Mexican airports and new business lines.

Our largest commercial customers in terms of revenues paid to us were Priority Pass, Inc. (VIP Lounge; Ps.598.2 million in 2025, Ps.467.5 million in 2024, Ps.387.2 million in 2023; Dufry México, S.A. de C.V. (duty-free stores; Ps.436.1 million in 2025, Ps.398.0 million in 2024, and Ps.402.4 million in 2023), Aerocomidas, S.A. de C.V. (food and beverages; Ps.481.2 million in 2025, Ps.257.6 million in 2024, and Ps.327.3 million in 2023), and Alquiladora de Vehículos Automotores, S.A. de C.V. (car rental; Ps.202.8 million in 2025, Ps.169.6 million in 2024, and Ps.170.6 million in 2023). In Jamaica, MBJA’s biggest commercial customers in terms of revenues paid to MBJA were Dufry Jamaica Limited (duty-free; U.S.$14.0 million in 2025, U.S.$15.0 million in 2024, and U.S.$15.8 million in 2023), VIP Attractions Limited (passenger lounge; U.S.$3.1 million in 2025, U.S.$5.3 million in 2024, and U.S.$4.1 million in 2023) and Express Catering (food and beverages; U.S.$4.7 million in 2025, U.S.$4.6 million in 2024, and U.S.$4.2 million in 2023). NMIA’s most significant commercial customers in terms of revenues paid to NMIA were TM Traders Limited (duty-free; U.S.$3.1 million in 2025, U.S.$3.0 million in 2024, and U.S.$3.2 million in 2023), Two Hampers and A Mule Limited (Retail; U.S.$0.7 million in 2025, U.S.$0.7 million in 2024, and U.S.$0.7 million in 2023) and Island Car Rental Limited (car rental; U.S.$0.7 million in 2025, U.S.$0.6 million in 2024, and U.S.$0.7 million in 2023).

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

Additionally, our Master Development Programs included measures prioritizing the reduction of our airports’ environmental impacts through (i) wastewater and sewage separation, (ii) improvements to residual water treatment plants, and (iii) storage of hazardous and other special wastes. In 2023, 2024, and 2025, we invested Ps.189.0 million, Ps.107.9 million, and Ps.132.2 million, respectively, in these projects.

Since 2015, we established the following objectives for our environmental programs: (i) to reduce the consumption of water per passenger, (ii) to increase the use of treated residual water, (iii) to reduce our GHG emissions, (iv) reduce scope 1 GHG emissions, and (v) reduce waste disposed of in landfills per passenger and increase recycling percentages.

The following table sets forth certain performance indicators tracked by our environmental management systems.

Environmental Management Performance Indicators for Mexican Airports

	Year ended December 31, (1)
	2023	2024	2025
Water consumption (in liters per passenger)	14.6	15.2	15.9
Energy consumption (in kilowatt hours per passenger)	1.55	1.63	1.77
Greenhouse gas (GHG) emissions (in kilograms of CO2 equivalent per passenger) (1)	0.72	0.73	0.58
Hazardous waste generation (in kilograms per passenger)	0.000006	0.00025	0.00026
Special waste generation (in kilograms per passenger)	0.11	0.107	0.132

(1)
Figures calculated with the Emission Factor (EF) published by SEMARNAT for CFE electricity use and fuel combustion. 2024 vary from last report year due to the punishment of updated emission factors by Mexican authorities. 2025 figures are estimated and may vary as emission factors for 2025 have not been published.

Environmental management in Jamaica

Environmental Management by MBJA

To ensure continuous improvement in environmental performance and to meet the requirements outlined in the MBJA Concession Agreement and the International Finance Corporation (“IFC”) Performance Standards, MBJA has established an Environmental Management Plan (“EMP”).

The EMP serves as a guide for business planning across various departments, airport operations, facilitating compliance with local regulations, IFC Performance Standards, and industry best practices. The EMP reflects MBJA’s commitment to incorporating environmental management measures into the airport’s planning, design, construction, and operational processes. The plan outlines specific actions to mitigate the environmental impacts of MBJA’s operations and includes management strategies for the storage of fuel and hazardous materials, stormwater run-off, groundwater issues, preexisting contaminated sites, solid waste, aviation noise, and wildlife hazards. The EMP is overseen by the Environment, Health and Safety Manager.

MBJ has a program for evaluation of its environmental performance through independent audits and assessments, implementing practical recommendations to ensure ongoing improvements in environmental performance and stewardship. The EMP was approved by the JCAA in 2017, with updates being made as needed, and continues to maintain this approval status.

In 2025, MBJ continued with actions undertook in 2024 to conform its environmental management program to ISO14001:2015 EMS standard and obtained certification from Perry Johnson Registrars Inc. Additionally, MBJ achieved Level 1 Airport’s Council International (ACI) Airport Carbon Accreditation in 2021, progressing to Level 2 in 2022, with this certification being maintained. As part of its COVID pandemic response, MBJ pursued and received ACI Airport Health Accreditation (AHA) in 2021, becoming the first Caribbean airport to do so.

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

In 2025, PACKAL achieved Airport Carbon Accreditation (ACA) Level 2, marking measurable reductions in carbon emissions and reinforcing its commitment to sustainability. During the year, the airport reduced overall energy consumption by 25% despite increased passenger traffic, managed a 15% rise in burnable international waste through its incinerator team, and achieved a 4% reduction in water use compared to the 2022–2024 average. Looking ahead, PACKAL is preparing to pursue ACA Level 3, supported by the Domestic Waste Recycling Project, which will introduce compostable and recyclable waste separation to foster a culture of recycling.

Solar energy

Since 2022, our Mexican airports have been installed 14 photovoltaic systems, generating approximately 11,277,142 kWh of solar energy, representing approximately 11.2% of the total energy consumption of these airports during that period.

At Montego Bay airport, a total installed solar generation capacity of approximately 3 MWH has been implemented since 2021, including an additional 2.0 MWH installed in 2024.

At Kingston airport, installation of a solar photovoltaic plant commenced in 2021, and electricity generation began in 2022.

Accreditations

All of our Mexican airports are enrolled in the “Environmental Quality” certification program administered by the Federal Officer for Environmental Protection (“PROFEPA”). Guanajuato, Morelia, and Puerto Vallarta airports currently hold the highest level of Environmental Performance certification. Aguascalientes, Hermosillo, and La Paz airports are in the process of renewing this certification level. Tijuana and Manzanillo airports hold Level 1 certification under the program.

In addition, all of our airports are registered under the Airport Carbon Accreditation (“ACA”) program from the Airports Council International (“ACI”). As of 2025, Aguascalientes airport renewed its ACA Level 3 (optimization). Puerto Vallarta, Guadalajara, La Paz, Guanajuato, Morelia, Mexicali, and Manzanillo are in the process of renewing their Level 3 accreditation. Hermosillo, Tijuana, and Los Mochis renewed their ACA Level 2 (reduction) accreditation, while Kingston and Montego Bay are in the process of renewing their Level 2 accreditation.

Employee Health and Safety

To guarantee occupational health and safety, as well as institutionalize the prevention of occupational hazards, we have begun to implement a self-administered program promoted by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social), or “STPS,” and based on national and international standards and regulations, to ensure the operation of a safe and clean airport network in Mexico. The voluntary compliance program comprises three levels of recognition: (i) for compliance with health and safety regulations, (ii) for actions that promote continuous improvement in health and safety standards, and (iii) for successful management of health and safety standards. In this program, we have obtained the Level 3 certification for Guadalajara airport.

A key component of the voluntary compliance program is the Safety and Hygiene Commission, which we have established at each airport. These commissions conduct investigations and reviews of the work area, verifying the implementation of the voluntary compliance program and recommending additional improvements to create optimal working conditions. This depends on the airport’s needs. To accomplish our voluntary compliance program goals and to raise awareness among our workers, our workers also received a Safety and Hygiene course about the importance of preventing occupational hazards to mitigate accidents and occupational diseases, generate healthy environments, and comply with the health and safety regulations of the STPS.

Along with these commissions, we have also formed brigades to help minimize the impact and risk through evacuation and first aid plans. The reason for this is any natural phenomenon that could negatively affect the safety of our employees or operations.

In addition, as part of our company policies, we provide an annual general medical review for certain employees. As part of our philosophy of well-being and quality of life, we also allocate approximately Ps.28.9 million per year to organize cultural and sports activities, thus encouraging physical activity. Together, these measures help provide a suitable workplace for our employees, and the relevant safety tools and equipment to prevent accidents and diseases to the extent possible.

In 2020, due to the pandemic, we implemented a home office model to work remotely and preserve the health and safety of our employees. The home office model to work remotely continued with one day per week during 2023, 2024, and 2025. During 2025, the Company conducted several health campaigns that included basic medical check-ups, as well as vision and nutritional assessments.

Workplace Culture

Our policy is to provide equal employment opportunities to all qualified applicants and to maintain a work environment free from harassment and discrimination. We promote a workplace culture founded on respect, collaboration, and equal opportunity, where all employees are evaluated on the basis of their skills, qualifications, and individual performance.

In 2024, we expanded the scope of our workforce initiatives to address equal opportunity across multiple organizational areas, including recruitment, performance evaluation, and employee development. Our internal committee responsible for these matters supports initiatives aimed at ensuring that all employees have equal access to opportunities, consistent with applicable law.

Since 2009, we have been evaluated by Expansión Magazine as a “Super Company” in Mexico in relation to workplace culture and organizational climate. Since 2013, we have ranked among the top ten companies in Mexico in this publication’s annual workplace culture assessment. On May 4, 2021, the Ministry of Labor and Social Welfare recognized us as an “Empresa Responsable de Buenas Prácticas Laborales” (Responsible Company with Good Labor Practices). In 2024, we qualified for the national ranking and were again recognized among the Top 10 in the Western Region by the Great Place to Work Mexico Institute. In 2025, we obtained the Great Place to Work certification for the fourth consecutive year.

In 2023, we underwent an independent third-party evaluation of our workplace practices and compensation processes under international standards designed to promote equal pay and equal opportunity in the workplace. As a result, we obtained the international EDGE (Equity, Diversity and Gender Equality) certification at the “Assess” level.

With respect to labor relations, we maintain a policy of negotiating collective bargaining agreements and annual wage increases with unions in a manner intended to promote employee welfare, productivity and alignment between employee objectives and business goals. Compensation for non-union employees is reviewed periodically based on performance evaluations and achievement of individual and corporate objectives.

We provide training programs across all levels of the organization. Annual Training Plans are developed in coordination with each business area. During the second half of 2024, we implemented a Leadership Profile Program focused on strengthening managerial capabilities, soft skills and values aligned with our corporate culture. In 2025, we conducted 360-degree assessments for members of the leadership team to further develop managerial competencies.

At the end of 2024, we worked with senior management to formalize a succession planning framework designed to anticipate leadership transitions and support long-term organizational stability and development. This framework is intended to serve as a basis for extending succession planning to deputy directors and management positions.

We continue to evolve our organizational culture through internal initiatives aimed at strengthening collaboration, operational efficiency and productivity, while promoting employee well-being and work-life balance.

Our compensation and benefits packages are designed to remain competitive within the labor markets in the regions where we operate, contributing to employee retention.

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

Community Initiatives and Philanthropic Efforts

GAP Foundation (Fundación GAP)

GAP Foundation is a non-profit organization established by GAP in May 2013 to improve social welfare in the communities surrounding our airports. The Foundation primarily focuses on education and also participates in other charitable initiatives. Its work is structured around two main pillars. The first, GAP Schools, provides high-quality education for children in disadvantaged communities near the Guadalajara and Los Cabos airports. The second, Community Centers, aims to support employees of the airport community and their families by providing access to formal education and vocational training. This second pillar seeks to reduce educational gaps by helping community members complete elementary, middle, and high school studies, as well as by offering technical courses to strengthen professional skills.

In September 2014, the first GAP School opened near the Guadalajara airport with an initial class of 60 first-grade students. A new grade has been each year. In 2016, a second school opened near the Los Cabos airport, also starting with 60 students. In 2018, a third school opened in the Guadalajara area with 60 students. In 2020, the first middle school opened to serve the inaugural generation from the first Guadalajara school, and in 2022, a second middle school opened in Los Cabos. In 2023, the first GAP High School began operations in Guadalajara with 45 students, with the academic program led by “Tecnológico de Monterrey”. In 2024, a third middle school began operations in Guadalajara. All GAP Schools are part of Red SER, a national association that manages schools serving underserved communities across Mexico and is inspired by KIPP Schools’ teaching methods.

In 2025, the first graduating class of students from GAP Los Cabos Middle School completed their studies. Through GAP Foundation, we awarded 24 scholarships to enable these students to continue their high school education at other private schools in the Los Cabos area.

By the end of 2025, the Foundation served a total of 1,526 students, including 1,036 students in Guadalajara and 490 students in Los Cabos, in addition to the 24 scholarship recipients attending private high schools in Los Cabos. All students receive psychological support and a balanced diet that includes breakfast and lunch. In addition, our four dining halls hold the “Distintivo H” certification, which recognizes compliance with food safety and nutritional quality standards.

Regarding Community Centers, the first four opened in 2019 at the Guadalajara, Los Cabos, Aguascalientes, and Puerto Vallarta airports. In 2021, eight additional centers opened in Tijuana, La Paz, Los Mochis, Hermosillo, Guanajuato, Mexicali, Morelia, and Manzanillo. These centers support airport community employees by offering education and training across four categories: Educational Lag, Aeronautics, Hospitality and Commercial, and Trade Workshops. In 2025, a total of 23,311 people were enrolled across all Community Centers, with 1,579 participating in formal education programs and 21,732 receiving training through more than 5,883 complementary courses.

The Foundation is overseen by a Board of Trustees chaired by Mrs. Diez-Barroso. Each year, the Board of Directors reviews the donation to the Foundation. For 2025, the Board approved a Ps.133.9 million donation, and over the past ten years, GAP has contributed approximately Ps.743.7 million. During 2025, we also received additional third-party donations and hosted, for the third time, a fundraising dinner. Total additional donations received during 2025 amounted to Ps.13.5 million.

Philanthropic Efforts

GAP has received the Socially Responsible Company Distinction from the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía), or CEMEFI, for 17 consecutive years.

In 2025, Fundación GAP awarded the “Premio Emprendedor Social Coparmex Jalisco 2025” to Dizzy al Rescatering, in recognition of its social entrepreneurship business model. The company integrates its event catering services and restaurant operations with a strong social commitment, including the donation of food and resources to individuals in vulnerable situations, with a particular focus on supporting migrant shelters.

This award recognizes social entrepreneurs and includes a monetary prize, the amount of which varies annually. Finalists are reviewed and selected by a Coparmex committee based on the social impact of their initiatives, and Fundación GAP selects the annual recipient based on the potential to generate the greatest social impact.

Lastly, GAP provides scholarships for dependents of our employees. In 2023, 2024, and 2025, we invested Ps.3.9 million, Ps.4.5 million, and Ps.5.3 million, respectively, in these programs.

Sustainability and Regulatory Compliance Commitments

In 2022, we established a long-term sustainability framework structured around four operational areas: environmental stewardship, operational and competitive development, community engagement, and governance. This framework is designed to guide our management of environmental compliance, operational efficiency, and regulatory obligations across our airport network through 2030, with specific performance targets linked to our operating and financial objectives.

We are subject to environmental, social, and governance reporting obligations in Mexico, including under the amended CUE issued by the CNBV, which requires issuers to prepare sustainability reports following ISSB standards beginning with reports covering the 2025 fiscal year. Compliance with these and other applicable regulatory requirements is a key objective of our sustainability framework. Our approach to sustainability is grounded in managing financially material risks and opportunities arising from our operations, including environmental compliance, energy efficiency, water management, and occupational health and safety.

For information on our specific environmental performance metrics and programs, see “— Environmental Management in Mexico” and “Environmental Management in Jamaica” above.

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

Mexican Federal Duties Law

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. As a result of such amendment, the concession fee that concession holders must pay for the use of federal airports, was increased from 5.0% to 9.0% of their gross annual revenues derived from such use. The amendment became effective on January 1, 2024.

Federal Economic Competition Commission

The Federal Economic Competition Law (Ley Federal de Competencia Económica), among other things, extinguished the former Federal Competition Commission and created the National Antitrust Commission (Comisión Nacional Antimonopolio), or “CNA,” as an autonomous agency to be the competition authority for all industries except telecommunications and broadcasting. The law grants broader powers to CNA, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The law also sets forth significant changes in connection with mergers and anti-competitive behavior, increases liabilities and the number of fines that may be incurred for violations of the law, and limits the availability of legal defenses against the application of the law. If CNA determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions. This is for or in connection with the specific service or product. See “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – Changes to Mexican laws, regulations, and decrees applicable to us could have a material adverse impact on our operations.”

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

Until 2024, the operation of passenger boarding bridges and apron buses at the airport was carried out by an independent third party that maintained direct commercial relationships with the airlines. As a result, we only recognized revenues related to the recovery of costs associated with the energy consumption of passenger boarding bridges, as well as a per-unit fee for the use of passenger boarding bridges and apron buses. As of 2025, we assumed the direct management of passenger boarding bridges and apron bus services at the airports.

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

Our Master Development Programs are approved by the SICT for periods of five years, as stated in our Mexican concessions. We are required to comply with the five-year period investment obligations under the Master Development Programs, and the SICT may apply sanctions if we do not so comply. Recently, the SICT reviewed our compliance on an annual basis. The SICT may choose to do this revision officially and apply sanctions annually if it determines that we have failed in our investment obligations. In March 2024, 2025, and 2026, the SCT certified our compliance with our Master Development Programs through 2023, 2024, and 2025, respectively. For a description of the latest amendment to the rules for tariff regulation effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

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

We can set the specific prices for each aeronautical service every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%) as long as the combined revenues from regulated services at an airport do not exceed the maximum rate per workload unit at that airport. Each year, the SICT certifies that our regulated revenues divided by workload units are equal to or below the established maximum rate for the period. The SICT has reviewed our maximum rates and certified that we did not collect revenues in excess of the permitted level in 2022, 2023, and 2024. The review for 2025 will take place during the second quarter of 2026. Since our aggregate revenues resulting from regulated services are not otherwise restricted, passenger and cargo traffic increases permit greater revenues overall within each five-year interval for which maximum rates are established. However, according to the Rules for Tariff Regulation effective since October 19, 2023, there is a claw-back provision related to the excess of workload units over 3.0% of the workload unit projected in the tariff determination on a consolidated basis beginning in the 2025-2029 period.

In 2023, 2024, and 2025, approximately 56.5%, 55.7%, and 54.1%, respectively, of our Mexican airports’ total revenues were earned from aeronautical services subject to price regulation under our maximum rates (76.2%, 70.1%, and 69.7%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Methodology for Determining Future Maximum Rates

The rules for tariff regulation, as amended, provide that each airport’s annual maximum rates are to be determined at five-year intervals based on the following variables:

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

Our Mexican concessions specify a discounted cash flow formula to be used by the SICT to determine the maximum rates that, given the projected earnings before interest, taxes, depreciation and amortization, capital expenditures and discount rate, would result in a net present value equal to the reference values established in connection with the last determination of maximum rates. The maximum rates ultimately established by the SICT historically have resulted from a determination the SICT and us regarding these variables. Once the maximum rates are established, they must be adjusted each year by the efficiency factor and by the Mexican PPI, excluding petroleum. Also, once the maximum rates are established based in part on the capital expenditures included in our Master Development Programs, the capital expenditures must be adjusted according to the Mexican PPI’s construction price index.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the SICT may proportionately reduce the maximum rate in the immediately subsequent year. In addition, it may assess penalties equivalent to 1,000 to 50,000 times the general minimum wage in Mexico. On January 1, 2026, the daily general minimum wage in Mexico was Ps.278.8. As a result, the highest penalty at such date could have been approximately Ps.13.9 million (approximately U.S.$774.1 thousand) per airport.

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

The Mexican Airport Law provides that a sanction of up to 200,000 times the general daily minimum wage in Mexico may be assessed for failure to comply with the law or the terms of a concession. Such sanctions may be duplicated in the event of reiterative failures to comply. As a result, the maximum penalty on January 1, 2026, was Ps.55.8 million (U.S.$.3.1 million) for an individual failure to comply.

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

In 2018 a new carbon dioxide (“CO2”) market commenced operating in Mexico. The market requires industries that generate above a certain amount of CO2 emissions, including airport concession owners, to pay for rights to excess emissions. Since 2019, the legislation has required that companies subject to it report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). We are subject to this legislation and began reporting our emissions in 2018. In 2019, we began submitting our emissions reports for verification by the Mexican Emissions Registry. In addition, new water quality standards are being discussed, requiring better water quality for all of our wastewater disposal. During 2025, these standards have not undergone modifications.

Liability for Environmental Noncompliance

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

Prior to the privatization of Mexico’s airports, the PROFEPA required that environmental audits be conducted at each of our airports. Based on the results of these audits, PROFEPA issued recommendations and corrective action plans for implementation at each airport.

In connection with the transfer of management from our predecessor, beginning in 1999 we voluntarily enrolled our airports in PROFEPA’s National Environmental Audit Program in order to comply with a defined action plan designed to ensure adherence to applicable federal, state and local environmental regulations.

As a result of this process, PROFEPA issued compliance certificates for all of our airports. These certificates, known as Environmental Quality Certificates (Certificados de Calidad Ambiental), certify compliance with applicable Mexican environmental laws, regulations and Official Mexican Standards (Normas Oficiales Mexicanas, or “NOMs”). This voluntary certification has been renewed periodically since its initial issuance.

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

In addition, the ICAO provides certification based on compliance with safety, regulatory, and efficiency standards for aircraft operations at aerodromes. This certification ensures that certified aerodromes are in compliance with relevant ICAO standards and recommended Civil Aviation Authority practices. During 2023, 2024 and 2025 our twelve airports maintained their ICAO aerodrome certification.

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

The Civil Aviation Act and the regulations thereunder provide the general framework for regulating air transportation. They establish the JCAA, under the authority of the MSET, to oversee safety and security, provide air navigation services and regulate aviation industry prices. The Civil Aviation Act’s stated intent is to promote the development of air transport in Jamaica.

In 1974, the Airports Authority Act transferred to the AAJ, an independent government agency, the concessions for Jamaica’s two international airports – the Montego Bay and Kingston airports. The AAJ continues to own both airports but has divested operational responsibility for the Montego Bay and Kingston airports through public bidding processes in 2003 and 2017, respectively.

The Airports (Economic Regulation) Act of 2002 establishes the framework for the economic regulation of Jamaica’s airports and governs the provision of services or facilities at the international airports for the purposes of landing, parking, fueling, servicing or taking off of aircraft and handling passengers, baggage and cargo at the airport. The Act allows the MSET to levy airport improvement fees and authorizes the JCAA to regulate airport charges and deal with public interest issues such as anti-competitive behavior and accounting transparency. Airport operators must submit an application for permission to levy airport charges on airlines and passengers to the JCAA. Airport operators permitted to levy airport charges must also routinely provide the JCAA with their annual accounts and schedules of airport charges.

Jamaican Regulatory Agencies

The regulatory agencies overseeing the operation of airports and airport concessions are the MSET, JCAA and the AAJ.

The MSET’s primary responsibility is Jamaica’s land, marine and air transport and their related infrastructure. The MSET has regulatory responsibility for the safety of all modes of transportation, whether publicly or privately operated. This includes airports, aerodromes and airline operators. The following agencies and departments fall under the MSET and oversee the operation of airports and airport concessions:

•
Jamaica Civil Aviation Authority. The JCAA is a statutory organization under the MSET. It regulates the Jamaican aviation industry, including oversight of safety and security, provision of air navigation services and regulation of aviation industry prices. The JCAA is the agency empowered to grant the Montego Bay and Kingston airports their required annual permits and licenses, except for the Aerodrome License. This is granted by the MSET, and to approve or reject the regulated charges proposed by MBJA and PACKAL for the Montego Bay and Kingston airports, respectively.
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

•
Licensing Requirements. “Material License” in the Concession Agreements means any permission, consent, license or approval that the concession holder must hold or obtain under any applicable law in order to operate and manage the airport and provide airport services, including the Aerodrome License from the MSET, the Aerodrome Certificate from the JCAA and the JCAA’s permission to levy airport charges. A revocation of the JCAA’s permission to levy airport charges for cause attributable to the concession holder, or the failure to renew any other Material License within 30 days of revocation for cause attributable to the concession holder, is considered an event of default under the respective Concession Agreement.
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

AAJ Consent Requirements

Under the Concession Agreements, the concession holder requires the consent of the MSET and the AAJ if it wishes to expand its services into any business, activity, facility or service not permitted by the definition of “core airport services” in the Concession Agreement, which consent shall not be unreasonably withheld.

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

AAJ’s Rights to Step In, Terminate or Grant a New Concession

As owner of the concession assets, the AAJ is entitled, upon seven days’ notice (or sooner in case of emergency) and for so long as may be required, to expel the concession holder from all or part of the airport site or to take over or take steps to carry on the operation and management of the airport or provision of airport services when:

•
any concession holder event of default has occurred and is continuing, and any cure period provided therefore has expired without the event or circumstance being cured;
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

Jamaican Aeronautical Services Regulation

In Jamaica, charges levied on airlines and passengers are regulated by the JCAA using a price cap mechanism based on a forecast return on assets. Permission for any increase in the levy of regulated charges, which include passenger charges, aircraft landing and parking charges, passenger walkway charges and airport security charges, must be granted by the JCAA. Regulated aeronautical charges will be reviewed every five years. The following table sets the maximum rates for each of our Jamaican airports from 2026-2030:

	Year ended December 31, (1)
	2026	2027	2028	2029	2030
Montego Bay	17.38	17.79	18.22	18.65	19.07
Kingston	38.18	56.18	57.50	58.81	60.10

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

The Airports (Economic Regulation) Act and the related 2021 Airport Expansion Fund Agreement require the airlines operating at the Montego Bay airport to collect the AIF fee of U.S.$5.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MSET. Subject to MSET’s approval, MBJA may use these funds for additional capital investments not included in the Capital Development Program. In addition, these funds may be used for interest expenses related to the financing thereof. MBJA is required to commit to such new investments in exchange for the right to use the AIF funds. The MSET approval of collection of AIF funds at Montego Bay airport was renewed on February 25, 2015, for the period ending April 11, 2030, unless otherwise revoked. The Runway Extension and Associated Works Project were approved by the MSET to be funded from the AIF with funds collected after April 11, 2015.

The Airports (Economic Regulation) Act and the related Airport Expansion Fund Agreement require the airlines operating at the Kingston airport to collect the AIF fee of U.S.$10.00 per embarking international passenger, on behalf of the Government of Jamaica and to deposit the fees on a monthly basis in a trust account controlled by the MSET. All AIFs collected and all funds standing to the credit of the Expansion Account shall be the sole property and funds of the Government of Jamaica. The MSET approval of collection of AIF funds at Kingston airport is valid from October 10, 2019, to December 31, 2030, unless otherwise revoked. PACKAL has no right or power over any funds collected with respect to the Expansion Account or the funds held to the credit thereof.

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

ORGANIZATIONAL STRUCTURE

We have twenty-two subsidiaries in Mexico: (i) one operating subsidiary for each of our twelve Mexican airports; (ii) two subsidiaries, SIAP and CORSA, which provide administrative and operational services; (iii) one subsidiary, PCP, which provides parking services across our twelve Mexican airports; (iv) one non-profit foundation, Fundación GAP; (v) one operating subsidiary, ADP, which operates commercial businesses such as VIP lounges, convenience stores and other services, including the installation of solar carport systems within parking areas at our Mexican airports; (vi) one operating subsidiary, AHP, dedicated to hotel infrastructure; (vii) one operating subsidiary, IEM, which subleases cargo operation areas and hangars; (viii) one subsidiary engaged in storage and custody services for international trade merchandise, GWTC; (ix) one subsidiary, DTI, which carries out the development and execution of projects; and (x) one subsidiary, OTC, dedicated to providing administrative services and access control for CBX. We also have one Spanish subsidiary, DCA, which holds a 74.5% ownership interest in our Jamaican operating subsidiary, MBJA, which operates the Montego Bay airport. In addition, we have one Jamaican subsidiary, PACKAL, which has held the concession to operate the Kingston airport since October 2019. We also maintain a holding company subsidiary in Brazil, GA del Pacífico Participações do Brasil LTDA, which was established in 2010 and has remained inactive to date, with no capital contributions.

The following table sets forth our subsidiaries as of December 31, 2025:

Name of Company	Jurisdiction of Organization	Percentage Owned (1)	Description
Aeropuerto de Guadalajara, S.A. de C.V.	Mexico	99.99%	Holder of concession for Guadalajara International Airport
Aeropuerto de Tijuana, S.A. de C.V.	Mexico	99.99%	Holder of concession for Tijuana International Airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	Mexico	99.99%	Holder of concession for Puerto Vallarta International Airport
Aeropuerto de San José del Cabo, S.A. de C.V.	Mexico	99.99%	Holder of concession for Los Cabos International Airport
Aeropuerto de Hermosillo, S.A. de C.V.	Mexico	99.99%	Holder of concession for Hermosillo International Airport
Aeropuerto del Bajío, S.A. de C.V.	Mexico	99.99%	Holder of concession for Guanajuato International Airport
Aeropuerto de Morelia, S.A. de C.V.	Mexico	99.99%	Holder of concession for Morelia International Airport
Aeropuerto de La Paz, S.A. de C.V.	Mexico	99.99%	Holder of concession for La Paz International Airport
Aeropuerto de Aguascalientes, S.A. de C.V.	Mexico	99.99%	Holder of concession for Aguascalientes International Airport
Aeropuerto de Mexicali, S.A. de C.V.	Mexico	99.99%	Holder of concession for Mexicali International Airport
Aeropuerto de Los Mochis, S.A. de C.V.	Mexico	99.99%	Holder of concession for Los Mochis International Airport
Aeropuerto de Manzanillo, S.A. de C.V.	Mexico	99.99%	Holder of concession for Manzanillo International Airport
Desarrollo de Concesiones Aeroportuarias, S.L.U.	Spain	100.00%	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited (MBJA)	Jamaica	74.50%	Holder of concession for Montego Bay International Airport
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V.	Mexico	99.99%	Administrative services
Corporativo de Servicios Aeroportuarios, S.A. de C.V.	Mexico	99.99%	Provides personnel services
Puerta Cero Parking, S.A. de C.V.	Mexico	99.99%	Operation of parking lot
GA del Pacífico es do Brasil, LTDA	Brazil	99.99%	Holding company for other acquisitions (incorporated in 2010; not operational through the date of this filing )
Fundación Grupo Aeroportuario del Pacífico, A.C.	Mexico	99.99%	Non-profit Organization dedicated to social orientation and infrastructure support of educational institutions
Aerocomercializadora del Pacifico, S.A. de C.V.	Mexico	99.99%	Operation of hotel infrastructure and other commercial services
PAC Kingston Airport Limited (PACKAL)	Jamaica	99.99%	Holder of concession for Norman Manley International Airport
Inmuebles Especializados Matrix, S.A. de C.V. (IEM)	Mexico	99.99%	Subleasing of cargo operation areas and hangars
Aerohoteles del Pacífico, S.A. de C.V. (AHP)	Mexico	99.99%	Operation of hotels with other integrated services
Guadalajara World Trade Center, S.A. de C.V. (GWTC)	Mexico	51.5%	Cargo and bonded warehouses
Diseños Técnicos de Infraestructura MCE, S.A. de C.V. (DTI)	Mexico	99.99%	Project development
OtayConnect S. de R.L. de C.V. (OTC) (1)	Mexico	99.99%	Administrative services

(1)
We directly hold 99.99% of the shares of each of our Mexican operating subsidiaries. The remaining shares of SIAP are held by Aeropuerto de Guadalajara, S.A. de C.V., while the remaining shares of our other Mexican subsidiaries are held by SIAP. Accordingly, we directly or indirectly own 100% of the shares of each of our subsidiaries, except for GWTC and MBJA.

PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters are located in Guadalajara, Jalisco. We lease office space for our corporate headquarters from Guadalajara World Trade Center, specifically occupying the third, fifth, sixth, and twelfth floors of Torre Pacífico, as well as the third, sixth and seventh floors of Torre Atlántico. In addition to our corporate headquarters in Guadalajara, we lease office space from third parties in Colonia Polanco, Mexico City.

Pursuant to the Mexican National Assets Law (Ley General de Bienes Nacionales), all real estate and fixtures located at our Mexican airports are owned by the Mexican government. Each of our Mexican airport concessions is scheduled to expire in 2048. However, each concession may be extended one or more times for an aggregate additional period of up to 50 years, subject to our acceptance of any modifications to the concession terms that may be imposed by the SICT, as well as continued compliance with the terms of our existing concessions. Upon expiration of our Mexican concessions, all concession assets, including improvements made during the concession term, automatically revert to the Mexican government, free and clear of any liens or encumbrances. We are required to indemnify the Mexican government for any damage to such assets, except for damage resulting from normal wear and tear.

Pursuant to MBJA’s Concession Agreement, the AAJ remains the owner of the land on which the Montego Bay International Airport is located, as well as the physical assets subject to the concession. MBJA’s concession for Montego Bay International Airport is scheduled to expire in 2033. Upon expiration of the concession, MBJA is required to return to the AAJ the facilities and services ordinarily provided or reasonably incidental to the operation of the airport. The Concession Agreement does not provide for any extension options.

Pursuant to PACKAL’s Concession Agreement, the AAJ remains the owner of the land on which Kingston International Airport is located, as well as the physical assets subject to the concession. PACKAL’s concession for Kingston International Airport is scheduled to expire in 2044. Upon expiration of the concession, all the assets, including all the improvements made to airport facilities during the term of the concession, automatically revert to the AAJ, together with the facilities and services ordinarily provided or reasonably incidental to the operation of the airport. The concession may be extended for an additional five-year period in accordance with the terms of the Concession Agreement.

Our airports and other properties are covered by comprehensive insurance policies designed to protect our principal assets against risks such as natural disasters, accidents, terrorism, or similar events, subject to customary limits and exclusions. Our Mexican airports are insured under a general policy with coverage of Ps.3.0 billion for assets and infrastructure. In addition, a U.S.$500.0 million policy provides coverage for personal injury and property damages to third parties, and a Ps.500.0 million policy provides coverage against terrorist acts affecting our property. Montego Bay International Airport is insured under a U.S.$353.0 million policy covering property damage, business interruptions, and related losses, which includes a sublimit of U.S.$100.0 million applicable to catastrophic risks. It also maintains a U.S.$100.0 million policy covering damage resulting from any single terrorist event, as well as a U.S.$750.0 million annual policy covering personal injury and property damage to third parties. Kingston International Airport is insured under a U.S.$265.0 million policy covering property damage, business interruption, and losses arising from bodily injury. In addition, it maintains a JMD 10 million annual policy that covers loss or damage resulting from death and/or personal injury suffered by any employee.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The discussion below should be read along with our audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and the notes on those financial statements. These financial statements are included in this annual report to better understand our business and the historical results of operations.

OVERVIEW

We operate 14 airports, 12 located in Mexico’s Pacific and Central regions and two in Jamaica, under concessions agreements granted by the respective governments. Our primary revenue source is aeronautical services, which relate to the use of our airport facilities by airlines and passengers. In 2023, 2024, and 2025, approximately 58.0%, 56.9%, and 55.1%, respectively, of our total revenues were derived from aeronautical services. Aeronautical services represented 75.8%, 71.4%, and 70.2% of our combined aeronautical and non-aeronautical revenues during those same periods. Revenues from aeronautical services depend on the volume of passengers and cargo handled at our airports and are subject to the maximum tariffs permitted under the price regulation system established by the SICT in Mexico and the JCAA in Jamaica. Under these systems, we are authorized to charge a maximum tariff for each unit of traffic volume (measured in workload units) at each airport. Therefore, our aeronautical revenues increase in line with growth in passenger and cargo volumes.

We also generate revenue from non-aeronautical activities, including leasing space to restaurants, retailers, and service providers. Non-aeronautical revenues are mainly influenced by passenger volumes and the mix, quality, and performance of commercial offering at our airports. These revenues are not subject to the price regulation applicable to aeronautical services; therefore, our ability to negotiate competitive commercial agreements, adjust tenants rates, and optimize the allocation to commercial space is an important driver of non-aeronautical revenue growth. Although aeronautical services remain our largest revenue source, growth in commercial activities has outpaced aeronautical revenue growth in recent years. In response, we have expanded and renovated commercial areas in our Mexican airports to improve the retail mix and overall passenger experience. We also intend to renegotiate certain tenant agreements and continue recovering rights to non-aeronautical businesses historically operated by third parties. In addition, we plan to develop new non-aeronautical revenues streams by directly operating selected business lines, including VIP lounges, advertising services, convenience stores, and parking facilities. For further information, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Non-Aeronautical Services – Recent Expansion and Development of Commercial Areas”.

Traffic at our airports may be adversely affected by external events, as well as by increased competition from other tourist destinations in Mexico, such as Acapulco and Cancun, and from international destinations including Hawaii, Puerto Rico, Florida, Cuba, the Dominican Republic, other Caribbean islands, and destinations in Central America. We also expect competitive pressures to intensify if the Mexican or Jamaican government grant new concessions or modify existing permits in ways that enable airports to compete directly with ours. For more information, see “Item 3, Key Information – Risk Factors – Risks Related to Our Operations – Competition from other tourist destinations could adversely affect our business” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The Mexican and Jamaican governments could grant new concessions that compete with our airports.”

Recent Developments

On October 28, 2025, Hurricane Melissa hit the island of Jamaica, affecting Montego Bay Airport's infrastructure, which suffered some damage to the terminal building, its equipment, and operational areas. The airport suspended operations preventively on October 26, 2025, resuming them on November 1. As of December 31, 2025, Montego Bay Airport shows significant progress in the rehabilitation and acquisition of damaged equipment. The total estimated cost for repairing the facilities and replacing damaged equipment is estimated at USD $20.0 million. approximately, it is expected that they will be recovered in 2026 through the property insurance policy. The effects caused by the hurricane did not substantially affect the airport's operations, so they did not pose a risk to business continuity. In the case of Kingston Airport, the hurricane's impact was minor, so only a preventive closure of the facilities was required on October 25, resuming regular operations on October 29, 2025.

Pending Business Combination

Our historical operating results presented in this Annual Report do not reflect the Pending Business Combination described in “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination” which remains subject to execution of definitive transaction agreements and satisfaction of customary closing conditions as of the date of this Annual Report. For a complete description of the Business Combination, including the transaction structure, expected share issuance, financing arrangements, and status, see “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”.

If the Business Combination is executed and consummated, our consolidated results of operations would include CBX’s revenues and operating expenses. CBX’s business is sensitive to cross-border travel patterns, U.S.-Mexico trade and immigration policies, and airline capacity and route decisions at Tijuana International Airport, besides the savings from internalization of technical assistance agreement. We have not included pro forma financial information in this Annual Report because the Business Combination has not been consummated and remains subject to conditions; however, investors should be aware that if the transaction closes, our future operating results and key performance metrics will reflect this new line of business

Financing and Indebtedness

On February 4, 2025, we issued Ps.6,000.0 million in long-term debt securities. The issuance was structured in two tranches i) Ps.3,000.0 million under the ticker symbol “GAP 25” at a variable interest rate of TIIE Funding plus 50 basis points, with principal due on February 1, 2028; and ii) Ps.3,000.0 million through the reopening of the issuance under the ticker symbol “GAP 22-2,” which pays interest every 182 days at a fixed annual rate of 9.67%, with principal due on March 4, 2032. Proceeds were allocated to repay Ps.3,000.0 million of the bond certificates issued under the ticker symbol “GAP 20,” to settle the maturity of “GAP 21” for a total amount of Ps.2,500.0 million, and to finance capital expenditures related to the MDP of our Mexican subsidiaries.

On March 31, 2025, MBJ Airports Limited (“MBJA”), extended the maturity of its USD$60.0 million revolving credit line with the Bank of Nova Scotia and the Bank of Nova Scotia Jamaica Limited to October 4, 2029. The credit line bears interest at a monthly rate equal to SOFR plus 200 basis points and will be repaid in ten equal semi-annual installments of USD$6.0 million. The extension generated a commission fee of USD$300,000.

On May 30, 2025, we entered into a five-year loan agreement with Banco Nacional de México, S.A., (“Banamex”) for Ps.3,375.0 million, bearing interest at a variable rate equal to TIIE-28 plus 54 basis points, with the principal due at maturity. Proceeds were used to repay an existing Ps.2,500.0 million loan with Banamex and a Ps.875.0 million loan with BBVA.

On August 22, 2025, we issued Ps.8,500.0 million in long-term debt securities. The issuance was structured in two tranches i) Ps.4,050.0 million under the ticker symbol “GAP 25-2” at a variable interest rate of TIIE Funding plus 48 basis points, with principal due on August 18, 2028; and ii) Ps.4,450.0 million under the ticker symbol “GAP 25-3,” which pays interest every 182 days at a fixed annual rate of 9.02%, with principal due on August 15, 2031. Proceeds were allocated to capital investments and to repay a Ps.1,500.0 million loan with Banco Santander, S.A., which matured on October 17, 2025.

On March 31, 2026, we issued Ps.10,718.0 million in long-term debt securities. The issuance was structured in two tranches i) Ps.2,767.0 million under the ticker symbol “GAP 26” at a variable interest rate of TIIE Funding plus 45 basis points, with principal due on March 27, 2029; and ii) Ps.7,951.0 million under the ticker symbol “GAP 26-2,” which pays interest every 182 days at a fixed annual rate of 9.87%, with principal due on March 18, 2036. Proceeds will be allocated to capital investments and may include the acquisition of the remaining 25% equity interest in CBX as part of our Pending Business Combination. See “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”.

Fluctuation of the Peso

In Mexico, tariffs denominated in U.S. dollars are invoiced based on the average exchange rate for the 30 days prior to the flight. If the peso has a significant depreciation during the last two months of the year, we may exceed the maximum rates permitted under our concession agreement. In such case, we would be required to issue rebates to airline customers to avoid breaching the agreement. A depreciation of the peso may have a positive effect on our revenues from both aeronautical and commercial operations, provided that we ensure our revenues do not exceed our maximum rates allowed under the concession. Conversely, an appreciation of the peso may negatively affect our revenues. Tariffs charged to international passengers and international flights, as well as certain contracts with commercial service providers, are denominated in U.S. dollars; however, invoicing and collection are made in Mexican pesos. Therefore, if the peso depreciates against the U.S. dollar, we collect more pesos, while an appreciation of the peso results in collecting fewer pesos. This dynamic may result in lower commercial revenues in the future, particularly if peso appreciation persists or surpasses historic levels. See “Item 3, Key Information – Risk Factors – Risks Related to Mexico – Depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

The value of the peso against the U.S. dollar has fluctuated over the last three years. In 2023, it appreciated for the year and closed at Ps.16.89 per U.S. dollar on December 31. In 2024, it depreciated during the year and closed at Ps.20.27 per U.S. dollar on December 31. In 2025, it appreciated during the year and closed at Ps.17.97 per U.S. dollar on December 31. On April 10, 2026, the exchange rate was Ps.17.3023 per U.S. dollar.

Passenger and Cargo Volumes

The following table sets forth certain operating and financial information related to our revenues, as well as passenger and cargo volumes in Mexico and Jamaica, for the years indicated:

Passenger and Cargo Volumes

	Year ended December 31,
	2023		2024		2025
Macroeconomic indicators:
Change in Mexican GDP (1)		3.0%		1.2%		0.8%
Change in Mexican CPI (2)		4.7%		4.2%		3.7%
Change in U.S. GDP (3)		2.5%		2.8%		2.2%
Change in U.S. CPI (4)		3.4%		2.9%		2.7%
Passenger volumes (thousands of passengers) (5):
Domestic terminal passengers in Mexico		36,369.7		34,440.9		36,443.4
International terminal passengers in Mexico		20,134.8		20,881.3		20,931.9
Mexican total terminal passengers		56,504.5		55,322.3		57,375.4
Domestic terminal passengers in Jamaica		2.0		2.9		1.3
International terminal passengers in Jamaica		6,958.0		6,831.2		6,309.0
Jamaican total terminal passengers		6,960.0		6,834.1		6,310.3
Total terminal passengers (thousands)		63,464.5		62,156.4		63,685.7
Cargo volumes (thousands of cargo units) (5):
Cargo units in Mexico		2,321.9		2,458.5		2,548.2
Cargo units in Jamaica		221.7		314.8		271.1
Total workload units		66,008.0		64,929.7		66,505.0
Other operating and financial information:
Change in total terminal passengers		11.9%		(2.1)%		2.5%
Change in total workload units		11.4%		(1.6)%		2.4%
Aeronautical revenues (millions of pesos)	Ps.	19,267.4	Ps.	19,110.1	Ps.	22,821.8
Change in aeronautical revenues		11.1%		(0.8)%		19.4%
Aeronautical revenues per workload unit	Ps.	291.9	Ps.	294.3	Ps.	343.2
Change in aeronautical revenues per workload unit		(0.2)%		0.8%		16.6%
Non-aeronautical revenues (millions of pesos)	Ps.	6,165.4	Ps.	7,671.8	Ps.	9,704.1
Change in non-aeronautical revenues		18.6%		24.4%		26.5%
Non-aeronautical revenues per terminal passenger	Ps.	97.1	Ps.	123.4	Ps.	152.4
Change in non-aeronautical revenues per terminal passenger		5.9%		27.1%		23.5%

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

Volumes in Mexico

The majority of passenger traffic at our Mexican airports consists of domestic passengers. In 2023, 2024, and 2025, approximately 64.4%, 62.3%, and 63.5%, respectively, of terminal passengers were domestic. In 2025, the number of domestic terminal passengers increased by 5.8% compared to 2024. In 2024, the total number of domestic terminal passengers decreased by 5.3% compared to 2023. Furthermore, in 2025, approximately 88.8% of international passengers traveling through our Mexican airports were on flights to or from the United States, compared to 95.0% in 2023 and 89.4% in 2024. As a result, our performance is significantly influenced by changes in the Mexican economy and, to a lesser extent, the U.S. economy, including trends affecting leisure travel and consumer spending, factors beyond our control.

In 2025, we recorded 57.4 million terminal passengers, consisting of 40.5 million domestic passengers and 16.9 million international passengers. Additionally, 121.4 thousand were on general aviation flights, and 303.9 thousand were transit passengers.

Volumes in Jamaica

Passenger traffic in Jamaica is predominantly international. In 2025, approximately 99.9% of terminal passengers using our Jamaican airports traveled internationally. In the same year, approximately 75.0% of the international passengers at Montego Bay airport were on flights to or from the United States, while approximately 62.8% of international passengers at Kingston airport were on such flights.

In 2025, MBJA handled 4.5 million terminal passengers, of which approximately 12.0 thousand were general aviation passengers and 26.3 thousand were transit passengers.

In 2025, NMIA handled 1.8 million terminal passengers, including approximately 5.2 thousand general aviation passengers and 3.3 thousand transit passengers.

Classification of Revenues

We classify our revenues into three categories: (i) aeronautical services, (ii) non-aeronautical services, and (iii) improvements to concession assets.

Revenue from aeronautical services is subject to price regulation under the maximum rates applicable at each airport. These revenues primarily consist of passenger charges, aircraft landing and parking charges, airport security charges, passenger walkway charges, leasing of space to airlines, and complementary services such as fees from handling and catering providers, permanent ground transportation operators, and fuel providers access fees.

Revenue from non-aeronautical services is not subject to price regulation under our maximum rates. These revenues generally include revenue from car parking, leasing of space to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), rental and royalty payments from commercial tenants such as car rental agencies, food and beverage operators, retailers, and duty-free stores, as well as advertising income and miscellaneous fees, such as vending machines and timeshare developers. We also generate revenue from the recovery of costs within our non-aeronautical services.

Revenue from improvements to concession assets represents the fair value of additions and upgrades made to our concession assets under our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. In exchange for undertaking these improvements, the governments of Mexico and Jamaica grant us the right to obtain benefits from services provided through these assets. These assets are recognized as intangible assets. We hire third parties through a bidding process to execute the additions and upgrades. The revenue recognized for these services equals the cost incurred for the improvements and reflects the fair value of the goods or services received. Although these revenues do not generate cash inflows, they are recorded in accordance with IFRS guidelines as they represent an exchange of dissimilar services similar to a barter transaction. These revenues have not a cash impact on our results.

For more detail on our revenue components, see “Item 4, Information on the Company – Business Overview – Our Sources of Revenue.”

For a description of the latest Mexican tariff base regulation amendment effective as of October 2023, see “Item 4, Information on the Company – Regulatory Framework – Sources of Mexican Regulation.”

Aeronautical Services Revenues

The following table sets forth our revenues from aeronautical services for the years indicated:

Aeronautical Revenues

	Year ended December 31,
	2023			2024			2025
	Amount		Percent	Amount		Percent	Amount		Percent
		(millions of pesos, except percentages and workload unit data)
Aeronautical Services Revenues:
Passenger charges	Ps.	16,061.2	83.4%	Ps.	15,674.9	82.0%	Ps.	18,739.9	82.1%
Aircraft landing charges		1,406.9	7.3		1,468.4	7.7		1,720.9	7.5
Aircraft parking charges		305.0	1.6		354.7	1.9		412.2	1.8
Airport security charges		569.6	3.0		613.8	3.2		682.5	3.0
Passenger walkway charges		38.4	0.2		38.5	0.2		228.5	1.0
Leasing of space to airlines		234.4	1.2		259.2	1.4		272.1	1.2
Revenues from complementary service providers (1)		651.9	3.4		700.7	3.7		765.8	3.4
Total Aeronautical Services Revenues	Ps.	19,267.4	100.0%	Ps.	19,110.2	100.0%	Ps.	22,821.9	100.0%
Other Information:
Total workload units (millions) (2)		66.0			64.9			66.5
Total aeronautical revenues per workload unit	Ps.	291.9		Ps.	294.5		Ps.	343.2
Change in aeronautical revenues (3)			11.1%			-0.8%			19.4%
Change in total aeronautical revenues per workload unit (3)			-0.2%			0.9%			16.5%

(1)
Revenues from complementary service providers include access fees and other charges to third parties that provide baggage handling, catering, and other services at our airports.
(2)
Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)
In each case, as compared to the prior year.

Under our agreements with airlines, our specific tariffs are structured such that most of our aeronautical revenues are derived from passenger charges. We expect this to remain the case in future agreements. We earn passenger charges from each departing passenger at our airports (subject to specific exclusions in Mexico and Jamaica, as described under “Item 4, Information on the Company – Business Overview – Our Sources of Revenues – Aeronautical Services – Passenger Charges”). In 2023, 2024, and 2025, passenger charges represented 83.4%, 82.0%, and 82.1%, respectively, of our aeronautical services revenues, and 48.3%, 46.6%, and 45.3%, respectively, of our total revenues. In 2023, 2024, and 2025, passenger charges accounted for 63.2%, 58.5%, and 57.6%, respectively, of our combined aeronautical and non-aeronautical revenues.

The following table sets forth the number of passengers paying passenger charges per airport for the years indicated:

Passengers Paying Passenger Charges per Airport

	Year ended December 31,
Airport:	2023		2024		2025
	Passengers	% change	Passengers	% change	Passengers	% change
	(in thousands, except percentages)
Guadalajara	7,955.6	12.6%	8,045.6	1.1%	8,256.3	2.6%
Tijuana	6,004.7	4.6%	5,654.7	(5.8)%	5,837.8	3.2%
Los Cabos	3,798.3	9.9%	3,692.2	(2.8)%	3,716.8	0.7%
Puerto Vallarta	3,324.5	9.6%	3,343.5	0.6%	3,402.2	1.8%
Montego Bay	2,611.3	20.0%	2,541.7	(2.7)%	2,244.4	(11.7)%
Guanajuato	1,581.0	23.5%	1,548.4	(2.1)%	1,606.1	3.7%
Hermosillo	993.4	11.8%	1,005.6	1.2%	1,067.8	6.2%
Kingston	871.8	14.1%	878.6	0.8%	914.8	4.1%
Morelia	698.6	20.3%	648.6	(7.2)%	738.0	13.8%
La Paz	542.8	3.1%	581.4	7.1%	654.6	12.6%
Mexicali	726.9	27.9%	477.2	(34.4)%	613.1	28.5%
Aguascalientes	456.1	0.4%	475.2	4.2%	483.4	1.7%
Los Mochis	232.8	12.0%	285.7	22.7%	352.1	23.2%
Manzanillo	85.8	8.0%	104.7	22.0%	111.6	6.6%
Total	29,883.6	11.4%	29,283.1	(2.0)%	29,999.0	2.4%

Mexican Aeronautical Services Revenues

The system of price regulation applicable to our aeronautical revenues in Mexico establishes a maximum rate, denominated in pesos, for each Mexican airport for each year within a five-year period. This maximum rate represents the annual amount of revenues per workload unit that we may earn at each airport from regulated aeronautical services. On December 12, 2019, the SICT set the maximum rates applicable through December 31, 2024. These rates were later adjusted on November 27, 2020, following an Extraordinary Review Process that we requested due to the COVID-19 pandemic and its effects on our operations. On August 27, 2024, the SICT approved our Master Development Programs for each of our Mexican airports for the 2025-2029 period. The new five-year program took effect on January 1, 2025, and will remain in effect through December 31, 2029. See Item 4, “Information on the Company – Regulatory Framework – Mexican Aeronautical Services Regulation,” and Item 4, “Special Adjustments to Maximum Rates” for a description of our maximum rates and the rate-setting procedures for future periods.

Our Mexican concessions require that our maximum rates be adjusted annually based on the efficiency factor and inflation. See “Item 4, Information on the Company – Regulatory Framework – Mexican Aeronautical Revenues Regulation – Methodology for Determining Future Maximum Rates.” Under the regulatory system applicable to our Mexican aeronautical revenues, we may adjust the specific tariffs for each category of aeronautical services every six months (or more frequently, if accumulated inflation since the last adjustment exceeds 5%), provided that total aeronautical revenues per workload unit at each airport do not exceed the maximum rate established for that airport in that year. Although the SICT may, in some circumstances, authorize an increase in our maximum rates, we must negotiate with our principal airline customers the specific tariffs applicable to each aeronautical activity. As a result, we cannot always set tariffs as the maximum levels permitted.

Aeronautical revenue per workload unit is calculated by dividing total aeronautical revenues by total workload units for a given period. This indicator is affected annually, except in years when new maximum tariffs are established, by:

•
Adjustments to maximum rates based on the efficiency factor and the Mexican PPI, excluding petroleum;
•
Changes in the relative number of workload units by airport; and
•
Changes in total workload units per airport.

From January 1, 2020, to December 31, 2024, the applicable efficiency factor was 0.70%. Beginning January 1, 2025, and through December 31, 2029, the applicable efficiency factor for our Mexican airports increased to 0.80%. The Mexican PPI excluding petroleum increased by 0.8% in 2023, 7.4% in 2024, and 1.8% in 2025. Our weighted average maximum tariffs, as adjusted by the efficiency factor and the Mexican PPI, excluding petroleum decreased by 0.8% and 0.3% in 2023 and 2024, respectively, and increase by 18.1% in 2025, this last considers the tariff increased applicable across the year 2025. The total workload units at our Mexican airports were 58.8 million in 2023, 57.8 million in 2024, and 59.9 million in 2025, representing an increase of 10.5% in 2023, a decrease of 1.7% in 2024, and an increase of 3.7% in 2025.

Accordingly, aeronautical revenue per workload unit fluctuates depending on the relative movements of these factors. In 2023, aeronautical revenues per workload unit were Ps.280.4, representing an increase of 1.3%. In 2024, aeronautical revenues per workload unit were Ps.279.4, representing a decrease of 0.3%. In 2025, aeronautical revenues per workload unit were Ps.329.9 representing an increase of 18.1%.

Historically, we have set tariffs for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year. We expect to continue this pricing strategy in the future. However, there can be no assurance that we will be able to collect all revenues we are entitled under the applicable regulatory framework or that we will not be sanctioned if we exceed any maximum rates. In prior years, when the possibility of exceeding the maximum rate at a particular airport arose, we have taken actions in the latter part of the year, including reducing our specific tariffs and offering discounts or rebates, to ensure compliance with the applicable maximum rate. For risks related to our ability to set specific tariffs, see “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – We provide a public service regulated by the governments of Mexico and Jamaica, and our flexibility in managing our aeronautical activities is limited by the regulatory environments in which we operate” and “Item 3, Key Information – Risk Factors – Risks Related to the Regulation of Our Business – If we exceed the maximum rate at any Mexican airport at the end of any year, we could be subject to sanctions.”

Jamaican Aeronautical Revenues

In Jamaica, revenues from passenger charges, aircraft landing and parking charges, airport security charges, and passenger walkway charges are regulated by the JCAA under a price cap mechanism that establishes maximum rates in U.S. dollars for five-year regulatory periods. The JCAA must authorize any increase in these regulated charges, which apply to both of our Jamaican airports. See “Item 4, Information on the Company – Business Overview – Our Sources of Revenue – Aeronautical Services.”

For MBJA, airport fees were originally established under the concession agreement dated April 12, 2003. Regulated aeronautical fees are reviewed every five years, and the revenue per passenger yield applicable to the 2020-2024 period became effective on January 1, 2020. Passenger and other aeronautical fees increased by 1.5%, 3.2%, and 3.6%, respectively, in 2023, 2024, and 2025.

For NMIA, the maximum rates applicable to the 2020-2024 period became effective on April 1, 2020. Regulated aeronautical fees are also reviewed every five years. In 2023, 2024, and 2025, aeronautical fees (landing, parking, and bridge) remained unchanged, while passenger and security fees increased by 7.0%.

On July 26, 2024, amendments to the concession contracts for both Montego Bay and Kingston airports were announced. These amendments, arising from the impacts of the COVID-19 pandemic on the concessionaires, include (i) for Montego Bay airport, an extension of the concession period to 31 years from the original contract start date, resulting in an expiration in March 2034; and (ii) for Kingston airport, a reduction in the monthly concession fee from 62.01% to 53.22%, effective retroactively from September 11, 2023 through the end of the concession term.

On June 6, 2025, the JCAA approved the regulated aeronautical tariffs applicable to both MBJA and NMIA for the 2026-2030 regulatory period.

See “Item 4, Information on the Company – Regulatory Framework – Jamaican Aeronautical Services Regulation” for a description of MBJA’s and PACKAL’s maximum regulated charges and the procedures for setting them for future periods.

Non-Aeronautical Services Revenues

Non-aeronautical services have historically generated a smaller portion of our total revenues compared to aeronautical services. Non-aeronautical revenues represented 18.6%, 22.8%, and 23.4% of total revenues in 2023, 2024, and 2025, respectively. Non-aeronautical revenues per terminal passenger were Ps.97.1, Ps.123.4, and Ps.152.3 in 2023, 2024, and 2025, respectively. None of our non-aeronautical revenues are subject to price regulation under our maximum-rate price regulation system.

Our revenues from non-aeronautical services are primarily derived from commercial activities. We divide non-aeronautical commercial activities into (i) revenues from businesses operated by third parties and (ii) revenues from businesses operated directly by us. Businesses operated by third parties include (i) leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and similar non-essential activities), (ii) rental and royalty payments from commercial service providers, including timeshare developers, retailers, food and beverage providers, car rental agencies, and duty-free store operators, and (iii) fees collected from other miscellaneous sources, such as vending machines. Businesses operated directly by us include car parking, advertising, VIP lounges, convenience stores, and hotel operation. Since July 1, 2024, we have also recognized revenues from handling, storage, and custody services in bonded warehouse facilities. Additionally, we derive revenues from the recovery of costs, which are included in our non-aeronautical revenues.

The following table sets forth our revenues from non-aeronautical services for the years indicated:

Non-Aeronautical Services Revenues

	Year ended December 31,
	2023			2024			2025
	Amount		Percent	Amount		Percent	Amount		Percent
	(millions of pesos, except percentages and terminal passenger data)
Non-aeronautical Services Revenues:
Businesses operated by third parties:
Food and beverage operations	Ps.	1,002.9	16.3%	Ps.	1,160.2	15.1%	Ps.	1,318.0	13.6%
Duty-free operations		761.5	12.4		749.0	9.8		774.8	8.0
Retail operations		698.2	11.3		687.7	9.0		736.9	7.6
Car rentals		610.2	9.9		810.8	10.6		856.6	8.8
Leasing of space (1)		348.7	5.7		418.5	5.5		425.7	4.4
Timeshare operators		226.3	3.7		241.8	3.2		266.8	2.7
Ground transportation		178.4	2.9		183.7	2.4		205.1	2.1
Communications and financial services		116.5	1.9		109.7	1.4		118.0	1.2
Other		206.1	3.3		189.5	2.5		224.8	2.3
Total businesses operated by third parties:		4,148.8	67.3%		4,550.9	59.3%		4,926.7	50.8%
Businesses operated directly by us:
Cargo operation and bonded warehouse		-	-		837.1	10.9		2,016.9	20.8
Car parking charges		706.9	0.1		697.0	9.1		757.6	7.8
Convenience stores		496.9	8.1		569.5	7.4		660.5	6.8
VIP lounges		432.5	7.0		513.7	6.7		656.5	6.8
Advertising		151.7	2.5		181.4	2.4		225.1	2.3
Hotel operation		-	-		83.3	1.1		177.0	1.8
Access control services		-	-		-	-		25.7	0.3
Total businesses operated directly by us:		1,788.1	0.3		2,882.0	37.6		4,519.3	46.6
Recovery of costs (2)		228.6	3.7		238.8	3.1		258.2	2.7
Total non-aeronautical services revenues	Ps.	6,165.4	100.0%	Ps.	7,671.8	100.0%	Ps.	9,704.2	100.0%
Other Information:
Total terminal passengers (millions)		63.5			62.2			63.7
Non-aeronautical revenues per terminal passenger	Ps.	97.1		Ps.	123.4		Ps.	152.3
Change in non-aeronautical revenues per terminal passenger (year-on-year)			5.9%			27.1%			23.5%

(1)
Includes leasing of space to airlines and complementary service providers (such as first class/VIP lounges and other similar non-essential activities).
(2)
Recovery of costs consists of utility, fuel, maintenance, and operation charges that are transferred to airlines and other tenants.

During 2023, 2024, and 2025, non-aeronautical revenues were Ps.6,165.4 million, Ps.7,671.8 million, and Ps.9,704.2 million, respectively, representing increases of 18.6% in 2023, 24.4% in 2024, and 26.5% in 2025. While we expect aeronautical revenues to continue representing the majority of our future revenues, we currently estimate that the growth rate of revenues from commercial activities will likely exceed the growth rate of aeronautical revenues, except in years when maximum tariffs are reset.

Non-aeronautical revenues per terminal passenger increased from Ps.123.4 in 2024 to Ps.152.3 in 2025, representing an increase of 23.5%. This increase resulted from the expansion of terminal buildings, the commercial strategy implemented during the year, as well as the consolidation, since July 1, 2024, of revenues from handling, storage, and custody services in bonded warehouse facilities. Although terminal passengers increased by only 2.5% in 2025, non-aeronautical services increased by 26.5%.

Non-aeronautical revenues per terminal passenger represent the average revenue generated by the commercial areas of our airports and are calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. As a result, if non-aeronautical revenues decline proportionately less than the number of terminal passengers, non-aeronautical revenues per terminal passenger will increase even when non-aeronautical revenues decrease. Non-aeronautical revenues per terminal passenger are principally affected by:

•
the commercial offer available at our airports;
•
opening of new commercial spaces;
•
the level of passenger traffic; and
•
the exchange rate between the Mexican peso and the U.S. dollar, which affects our U.S. dollar-denominated contracts (primarily with timeshare developers, car rental agencies, duty-free operators, and certain food and beverages, and retail tenants).

Certain categories of non-aeronautical revenues are directly impacted by passenger traffic (such as car parking, rental, and food and beverage sales) while others are not (such as leasing of space, for which we collect at least a minimum fixed rent indexed to inflation each year, plus any royalty-based payments). Accordingly, non-aeronautical revenues do not always move in line with passenger traffic or workload units.

Approximately 98.3% of the contracts with third-party tenants that can be structured on a royalty basis have already been executed as such, representing approximately 52.5% of our total non-aeronautical revenues. Under a royalty-based contract, the amount tenants must pay is based on their revenues, subject to a minimum guaranteed fixed amount determined by the square footage of the leased space. When royalty-based payments fall below the minimum guaranteed amount, the tenant must still pay the latter. Therefore, a decrease in passenger traffic would reduce non-aeronautical revenues from such tenants only if, prior to that decrease, tenants’ sales were above the minimum guaranteed amount. As a result, during periods in lower passenger traffic, non-aeronautical revenues may remain stable due to the minimum guaranteed amounts, potentially increasing non-aeronautical revenues per workload unit.

Recognition of Revenues from Improvements to Concession Assets

IFRIC 12 requires, subject to certain conditions, that infrastructure subject to a service concession agreement not be recognized as property, plant, and equipment. It also requires that revenues obtained when the operator performs construction or upgrade services and operating services under a single concession be recognized separately, based on the fair value of the consideration received when each service is rendered. We recognize revenues and the associated costs of improvements to concession assets in connection with the obligations established in the Master Development Programs in Mexico and the Capital Development Program in Jamaica. Revenues represent the value of the exchange between us and the respective government, whereby we construct or provide improvements to the airports as required under these programs, and in exchange, the respective government grants us the right to obtain benefits from services provided using those assets, which are recognized as intangible assets. We have determined that our obligations under the Master Development Programs in Mexico and the Capital Development Program in Jamaica constitute revenue-earning activities, as all expenditures incurred to fulfill these programs are included in the tariffs. Accordingly, we recognize the related revenue and expense in profit or loss when the expenditures are incurred. The cost of such additions and improvements to concession assets is based on the actual costs incurred in executing the additions or improvements, consistent with the investment requirements of the Master Development Programs and the Capital Development Program.

We engage third parties through competitive bidding processes to carry out these construction activities. Revenues for these services equal the costs incurred, as no profit margin is earned on construction services. All amounts reflect market value. As a result, revenues from improvements to concession assets have not cash and are not directly related to passenger traffic, which is the main driver of our revenues. In 2023, we recognized Ps.7,791.3 million in revenues from improvements to concession assets, an increase of 60.8% compared to 2022. In 2024, we recognized Ps.6,832.5 million, a decrease of 12.3% compared to 2023. In 2025, we recognized Ps.8,882.7 million, an increase of 30.0% compared to 2024.

Operating Costs

The following table sets forth our operating costs and certain other related information for the years indicated:

Operating Costs

	Year ended December 31,
	2023		2024		2025
	Amount		Amount		Amount		% change
	(millions of pesos, except percentages and workload unit data)
Operating Costs:
Employee costs (1)	Ps.	1,724.5	Ps.	2,126.0	Ps.	2,577.4	21.2%
Maintenance (1)		728.6		848.6		1,256.4	48.1
Safety, security and insurance (1)		691.2		831.4		927.0	11.5
Utilities (1)		485.3		542.5		606.0	11.7
Other (1) (2)		750.6		914.8		1,123.9	22.9
Technical assistance fees		851.3		845.2		971.8	15.0
Concession taxes		2,532.9		2,666.8		3,817.8	43.2
Depreciation and amortization:
Depreciation (3)		851.6		1,214.1		1,328.3	9.4
Amortization (4)		1,694.1		1,846.9		2,423.6	31.2
Total depreciation and amortization		2,545.7		3,061.0		3,751.9	22.6
Other income - net		(15.9)		(105.1)		(86.4)	(17.8)
		10,294.1		11,731.2		14,945.8	27.4%
Cost of improvements to concession assets		7,791.3		6,832.5		8,882.6	30.0
Total operating costs	Ps.	18,085.4	Ps.	18,563.7	Ps.	23,828.4	28.4%
Other Information:
Total workload units (thousands) (5)		66,008.0		64,929.8		66,505.0	2.4
Cost of services per workload unit	Ps.	66.4	Ps.	81.1	Ps.	97.6	20.4%
Cost of services / the sum of aeronautical and non-aeronautical revenues (6)		17.2%		19.7%		20.0%

(1)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for expected credit loss, and other operating cost.
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

Cost of Services

Our cost of services includes employee costs, maintenance, safety, security, insurance costs, and utilities (of which a portion is recovered from tenants), and other operating expenses. The cost of services per workload unit is calculated by dividing the cost of services by total workload units for a given period. This metric is influenced each year by variations in the individual components of the cost of services and by changes in the relative number of workload units. Accordingly, when cost of services increases at a slower rate that workload units, the cost of service per workload unit decreases. Similarly, when cost of services remain stable but workload units decline, the cost per workload unit increases.

Our cost of services per workload unit was Ps.66.4 in 2023, Ps.81.1 in 2024, and Ps.97.6 in 2025, representing an increase of 22.2% from 2023 to 2024 and an increase of 20.3% from 2024 to 2025. In 2025, the cost of services increased by 23.3%, or Ps.1,227.5 million, while total workload units increased by 2.4%. This increase in cost of services was primarily driven by a Ps.451.5 million increase in employee costs, Ps.407.8 million in maintenance, and an increase of Ps.257.4 million in other operative expenses. At our Mexican airports, cost of services increased by Ps.1,198.5 million, or 27.7%, mainly due to increases of Ps.425.0 million in employee cost, Ps.374.9 million in maintenance, Ps.260.6 million in other operative expenses, Ps.69.8 million in safety, security and insurance, and Ps.68.2 million in utilities. At our Jamaican airports, cost of services increased by Ps.77.3 million, or 8.7%, mainly due increases of Ps.32.9 million in maintenance, Ps.26.5 million in employee costs, and Ps.25.8 million in safety, security and insurance. This was partially offset by a decrease in Ps.4.7 million in utilities.

Our operating margin, calculated as income from operations divided by aeronautical and non-aeronautical revenues decreased by 220 basis points from 56.2% in 2024 to 54.0% in 2025, mainly as a result of an increase in the cost of services.

Technical Assistance Fees

Technical Assistance Fees in Mexico

Under the technical assistance agreement, AMP provides us with management and consulting services, technical assistance, and technological and industry expertise in exchange for a fee. This agreement is described in greater detail in Item 7. Since January 1, 2002, the fee has been equal to the greater of U.S.$4.0 million, adjusted annually for U.S. inflation, and 5% of our annual consolidated income from operations, defined as earnings before interest income or expense, prior to deducting the technical assistance fee, income taxes, depreciation and amortization, and in each case determined in accordance with MFRS. The technical assistance fee is a component of our maximum tariffs and is collected through the maximum tariffs we charge. In 2023, 2024, and 2025, this fee was Ps.851.3 million, Ps.845.2 million, and Ps.971.7 million, respectively.

Upon completion of the Pending Business Combination described in “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”, the technical assistance agreement will terminate and we will no longer pay the technical assistance fee described above.

Technical Assistance Fees in Jamaica

Neither MBJA nor NMIA has a technical assistance agreement with third parties.

Concession Taxes

Mexican Concession Tax

The Company is subject to the Federal Law on Rights (Ley Federal de Derechos) in Mexico, which requires each Mexican airport to pay a concession fee to the Federal Government equivalent to 5% of the annual gross revenues (excluding revenues from improvements to concession assets) derived from the use of public domain assets pursuant to the terms of its concession. As of January 1, 2024, this percentage increased to 9% by a decree issued by the Federal Government. The concession tax rate may vary from year to year as determined solely by the Mexican Federal Congress, and there is no assurance that the rate will not increase in the future. If the concession tax rate is increased, we are entitled to request a corresponding increase in our maximum rates from the SICT; however, there can be no assurance that the SICT will approve such request.

In 2023, 2024, and 2025, this tax amounted to Ps.1,014.5 million, Ps.1,163.3 million, and Ps.2,309.3 million, respectively.

Jamaican Concession Fees

Under the terms of the Concession Agreement and the applicable tax legislation, MBJA is required to pay to the Jamaican government a monthly concession fee per workload unit for the right to use and develop the assets subject to the concession. In addition, MBJA must pay an additional concession fee equal to 45% of any revenues earned in excess of the forecast revenues established in the Concession Agreement. This additional concession fee is calculated for the period from April to March each year and is payable annually.

The Concession Agreement further provides that once a 25% cumulative annualized internal rate of return hurdle (“IRR Hurdle”), measured from the date of the first equity contribution to the concessionaire, is reached, any equity distributions above the IRR Hurdle made to MBJA’s shareholders must be matched by an equal payment to the AAJ, as owner of the concession assets (the “Excess Benefit Payment”). Equity distributions include any dividend, capital reduction, interest, fee, loan, or other payment to MBJA’s shareholders. As of December 2025, MBJA had not reached IRR hurdle; the aggregate IRR as of that date was 18.3%.

The concession fee for 2023 was U.S.$3.48 per workload unit served. In 2023, monthly and annual concession fees totaled Ps.784.8 million. The concession fee for 2024 increased to U.S.$3.60 per workload unit served, and total monthly and annual concession fees for that year amounted to Ps.837.9 million. For 2025, total monthly and annual concession fees amounted to Ps.717.3 million.

The additional concession fees for the periods ending March 2024, March 2025 and March 2026 were U.S.$30.5 million, U.S.$26.1 million, and U.S.$15.5 million, respectively.

Under the terms of the NMIA Concession Agreement and the applicable tax legislation, PACKAL is required to pay the Jamaican government a monthly concession fee equal to 53.22% of total aeronautical and non-aeronautical revenues based on NMIA’s gross revenues, except for certain cost recovery allowances.

For 2023, 2024, and 2025, PACKAL paid Ps.733.6 million, Ps.665.6 million, and Ps.791.1 million in concession fees, respectively.

Depreciation and Amortization

Depreciation and Amortization of Mexican Assets

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our twelve Mexican concessions, which we began amortizing for accounting purposes in August 1999, the date on which the value of our concessions was determined based on the value assigned by AMP to our Series BB shares as part of its winning bid to acquire its 15% interest in us. In addition, we write-off the value of certain fixed assets we acquire or build at our Mexican airports pursuant to the investment requirements under our Master Development Programs when such assets are superseded by new investments. In 2023 and, 2024, these write-offs totaled Ps.35.1 million and, Ps.0.1 million, respectively, in 2025 we do not have write-offs.

Depreciation and Amortization of Jamaican Assets

Our depreciation and amortization expenses in Jamaica primarily reflect the amortization of our investment in our Jamaican airports, including the value of certain fixed assets acquired pursuant to the investment requirements under their respective Capital Development Programs. Depreciation and amortization also include the amortization of the fair value of the MBJA and NMIA concessions. For further information regarding depreciation and amortization expenses, refer to Notes 7, 8, 9, 10, and 11 to our audited consolidated financial statements.

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

Our effective tax rates in 2023, 2024, and 2025 were 24.1%, 26.7%, and 29.1%, respectively.

In 2025, our effective tax rate increased 240 basis points compared to 2024, resulting from a Ps.823.2 million increase in our current tax expense. This increase was offset by a Ps.49.7 million decrease in deferred income tax benefits, driven mainly by less application of fiscal losses by Ps.257.0 million and decrease in inflation, which went from 4.2% in 2024 to 3.7% in 2025.

In 2024, our effective tax rate increased 260 basis points compared to 2023, resulting from a Ps.373.0 million increase in our current tax expense. This increase was offset by a Ps.204.6 million decrease in deferred income tax benefits driven mainly by the application of fiscal losses by Ps.525.7 million and the application of other deferred taxes of Ps.189.8 million. This effect was offset by the decrease in inflation, which went from 4.7% in 2023 to 4.2% in 2024.

In 2023, our effective tax rate decreased 110 basis points compared to 2022, resulting from a Ps.233.0 million decrease in our current tax expense. This decrease was offset by a Ps.214.8 million decrease in deferred income tax benefits due to lower inflation. The inflation rate in Mexico decreased from 7.8% in 2022 to 4.7% in 2023.

In terms of cash flows, we paid Ps.4,501.9 million, Ps.3,474.7 million, and Ps.4,744.7 in corporate taxes in 2023, 2024, and 2025, respectively, representing 35.3%, 28.7%, and 33.6% of our earnings before taxes.

Taxation in Mexico

In 2014, the Mexican federal income tax rate was set at 30%. This rate applies to all of our Mexican entities, except for those whose operations are located on the Mexican side of the border with the United States. These entities are subject to a 20% income tax rate under the Decree for Fiscal Incentives in the Northern Border Region (Decreto de Estímulos Fiscales Región Fronteriza Norte). On December 24, 2025, the Mexican government published a decree in the Official Gazette extending the applicability of the 20% income tax rate through December 31, 2026.

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

Corporate income tax is applicable on taxable profit at a rate of 25%, but taxable profit may be reduced by an employer tax credit of up to the total amount of employer and certain obligatory employee taxes timely paid during any fiscal year. However, this employer tax credit is clawed back if dividends are paid to shareholders in subsequent fiscal years based on a prescribed formula. In 2023, 2024, and 2025, our Jamaican airports incurred U.S.$16.8 million (Ps.299.1 million), U.S.$16.7 million (Ps.305.0 million), and U.S.$16.2 million (Ps.311 million), respectively, in corporate income tax liabilities.

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

Employee Retirement Plans

Employee Retirement Plans in Mexico

Under Mexican legislation, we must make payments equivalent to 2% of our workers’ comprehensive daily salary to a defined contribution plan that is part of the retirement savings system. This expense amounted to Ps.15.9 million in 2023, Ps.25.0 million in 2024, and Ps.37.2 million in 2025.

Employee Retirement Plans in Jamaica

MBJA participates in a defined contribution pension scheme, the assets of which are held in a separate fund administered by trustees and a fund Administrator. Under this contribution pension scheme, MBJA pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. MBJA’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.3.2 million in 2023, Ps.3.1 million in 2024, and Ps.3.3 million in 2025.

As of October 10, 2020, PACKAL participates in a defined contribution pension scheme, given that all employees are permanent. The pension assets are held in an approved retirement scheme. Under this contribution pension scheme, PACKAL pays fixed percentage contributions to the fund, which are funded by payments from employees and the company. PACKAL’s contributions are charged to the statement of comprehensive income for the year to which they relate. This expense amounted to Ps.2.3 million in 2023, Ps.2.4 million in 2024, and Ps.2.5 million in 2025.

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage change in the price of the Mexican peso against the U.S. dollar, the Mexican inflation rate, the U.S. inflation rate, and Mexican GDP, each as compared to the previous period:

	Year ended December 31,
	2023	2024	2025
(Appreciation) depreciation of the Mexican peso as compared to the U.S. dollar (1)	(12.7)%	20.0%	(11.4)%
Mexican inflation rate (2)	4.7%	4.2%	3.7%
U.S. inflation rate (3)	3.4%	2.9%	2.7%
Increase in Mexican GDP (4)	3.0%	1.2%	0.8%

(1)
Based on changes in the rates for calculating foreign exchange liabilities, as reported by the Mexican Central Bank (Banco de México), at the end of each period, which were as follows: Ps.16.8935 per U.S.$1.00 as of December 31, 2023, Ps.20.2683 per U.S.$1.00 as of December 31, 2024, and Ps.17.9667 per U.S.$1.00 as of December 31, 2025.
(2)
Based on changes in the Mexican CPI from the previous period, as reported by INEGI, the Mexican CPI at year-end was 132.373 in 2023, 137.949 in 2024, and 143.042 in 2025.
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
•
Maximum rates in pesos. Our tariffs for the services we provide in our Mexican airports to international flights or international passengers are denominated in U.S. dollars. However, they are generally invoiced and paid in Mexican pesos based on the average exchange rate for the month prior to each flight. During 2023, 2024, and 2025, we collected passenger charges from airlines for an average period of 63, 62, and 67 days, respectively. We intend to charge prices as close as possible to the maximum rates we can charge. Since we are usually only entitled to adjust our specific prices once every six months (or earlier upon a cumulative increase of 5% in the Mexican PPI, excluding petroleum), a depreciation of the peso compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, possibly leading to the termination of one of our Mexican concessions if it is repeated and sanctioned by the SICT at least two times. If any of our Mexican concessions is terminated, our other Mexican concessions may also be terminated. In addition, if the peso appreciates as compared to the U.S.

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

Results of Operations by Subsidiary

Historically, our most profitable airports have been our Guadalajara, Los Cabos, Montego Bay, and Puerto Vallarta international airports, which handle the majority of our international passengers. In 2023 and 2024, our Guanajuato and Los Mochis airports, respectively, had the highest percentage increase in passenger traffic. In 2025, our Mexicali airport had the highest percentage increase in passenger traffic, with an increase of 23.0% compared to 2024.

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

The following table sets forth our results of operations for the years indicated for each of our principal airports and our other subsidiaries:

Results of Operations

		Year ended December 31,
	2023		2024		2025
		(thousands of pesos, except percentages)
Guadalajara:
Revenues:
Aeronautical services	Ps.	5,266,036	Ps.	5,372,286	Ps.	6,529,859
Non-aeronautical services		1,041,913		1,317,331		1,470,764
		6,307,949		6,689,617		8,000,623
Improvements to concession assets (1)		4,271,867		2,978,055		3,628,505
Total revenues		10,579,816		9,667,672		11,629,128
Total costs		5,960,016		5,108,846		6,515,643
Costs of operations (2)		1,200,960		1,528,756		2,035,563
Cost of improvements to concession assets (1)		4,271,868		2,978,055		3,628,505
Depreciation and amortization		459,556		603,129		877,246
Other expense		27,632		(1,093)		(25,671)
Income from operations		4,619,800		4,558,825		5,113,484
Operating margin (3)		43.67%		47.16%		43.97%
Tijuana:
Revenues:
Aeronautical services	Ps.	2,915,378	Ps.	2,787,018	Ps.	3,372,198
Non-aeronautical services		622,543		521,856		519,130
		3,537,921		3,308,874		3,891,328
Improvements to concession assets (1)		450,925		394,796		1,131,899
Total revenues		3,988,846		3,703,670		5,023,227
Total costs		1,694,275		1,846,933		2,875,002
Costs of operations (2)		789,261		945,786		1,201,608
Cost of improvements to concession assets (1)		450,925		394,796		1,131,899
Depreciation and amortization		421,742		472,716		510,818
Other expense		32,347		33,635		30,677
Income from operations		2,294,571		1,856,737		2,148,225
Operating margin (3)		57.52%		50.13%		42.77%
Los Cabos:
Revenues:
Aeronautical services	Ps.	2,932,155	Ps.	2,763,264	Ps.	3,349,711
Non-aeronautical services		1,169,048		1,261,519		1,331,007
		4,101,203		4,024,783		4,680,719
Improvements to concession assets (1)		376,172		580,258		423,484
Total revenues		4,477,375		4,605,041		1,800,776
Total costs		1,625,390		2,027,297		2,224,260
Costs of operations (2)		885,630		1,052,344		1,358,623
Cost of improvements to concession assets (1)		376,172		580,258		423,484
Depreciation and amortization		326,768		364,527		409,460
Other expense		36,819		30,169		32,693
Income from operations		2,851,985		2,577,743		2,879,943
Operating margin (3)		63.70%		55.98%		56.42%

	Year ended December 31,
	2023		2024		2025
		(thousands of pesos, except percentages)
Puerto Vallarta:
Revenues:
Aeronautical services	Ps.	2,492,164	Ps.	2,414,056	Ps.	2,927,339
Non-aeronautical services		561,976		587,407		653,345
		3,054,140		3,001,462		3,580,684
Improvements to concession assets (1)		1,715,824		1,529,823		1,990,617
Total revenues		4,769,964		4,531,286		5,571,301
Total costs		2,632,625		2,545,788		3,312,074
Costs of operations (2)		647,757		782,570		1,030,886
Cost of improvements to concession assets (1)		1,715,824		1,529,823		1,990,617
Depreciation and amortization		230,169		220,975		252,380
Other expense (income)		38,875		12,419		38,190
Income from operations		2,137,339		1,985,498		2,259,227
Operating margin (3)		44.81%		43.82%		40.55%
Montego Bay:
Revenues:
Aeronautical services	Ps.	1,804,975	Ps.	1,871,679	Ps.	1,809,739
Non-aeronautical services		800,061		826,710		848,880
		2,605,036		2,698,389		2,658,620
Improvements to concession assets (1)		206,137		228,550		258,407
Total revenues		2,811,173		2,926,938		2,917,027
Total costs		1,915,877		1,909,853		1,902,107
Costs of operations (2)		1,240,929		1,376,129		1,301,700
Cost of improvements to concession assets (1)		206,137		228,550		258,407
Depreciation and amortization		467,968		305,175		342,000
Other expense		843		522		—
Income from operations		895,296		1,017,085		1,014,920
Operating margin (3)		31.85%		34.73%		34.79%
Guanajuato:
Revenues:
Aeronautical services	Ps.	923,323	Ps.	917,088	Ps.	1,120,758
Non-aeronautical services		182,829		190,854		196,562
		1,106,152		1,107,942		1,317,321
Improvements to concession assets (1)		185,069		311,567		358,366
Total revenues		1,291,221		1,419,509		1,675,687
Total costs		529,469		701,531		861,693
Costs of operations (2)		258,612		300,808		397,794
Cost of improvements to concession assets (1)		185,069		311,567		358,366
Depreciation and amortization		87,899		88,856		105,425
Other expense (income)		(2,111)		300		109
Income from operations		761,752		717,979		813,994
Operating margin (3)		58.99%		50.58%		48.58%

	Year ended December 31,
	2023		2024		2025
	(thousands of pesos, except percentages)
Hermosillo:
Revenues:
Aeronautical services	Ps.	525,222	Ps.	515,477	Ps.	625,765
Non-aeronautical services		98,269		116,002		111,025
		623,491		631,479		736,790
Improvements to concession assets (1)		37,558		92,854		61,451
Total revenues		661,049		724,333		798,241
Total costs		323,068		413,605		442,341
Costs of operations (2)		187,697		222,032		280,013
Cost of improvements to concession assets (1)		37,558		92,854		61,451
Depreciation and amortization		99,271		100,863		103,113
Other expense (income)		(1,458)		(2,142)		(2,237)
Income from operations		337,981		310,727		355,900
Operating margin (3)		51.13%		42.90%		44.59%
Other Airport Subsidiaries (4) :
Revenues:
Aeronautical services	Ps.	2,408,142	Ps.	2,469,201	Ps.	3,086,448
Non-aeronautical services		437,237		426,315		462,260
		2,845,379		2,895,515		3,548,707
Improvements to concession assets (1)		547,769		716,639		1,029,903
Total revenues		3,393,145		3,612,154		4,578,610
Total costs		2,606,287		2,884,219		3,636,465
Costs of operations (2)		1,733,728		1,812,882		2,204,647
Cost of improvements to concession assets (1)		547,767		716,639		1,029,903
Depreciation and amortization		340,128		364,927		412,467
Other expense (income)		(15,336)		(10,229)		(10,552)
Income from operations		786,858		727,935		942,146
Operating margin (3)		23.15%		20.15%		20.58%
Other Subsidiaries (5) :
Revenues:
Non-aeronautical services	Ps.	1,251,556	Ps.	2,423,773	Ps.	4,111,117
Total revenues		1,251,556		2,423,773		4,111,117
Total costs		798,426		1,125,235		1,775,678
Costs of operations (2)		819,713		753,920		1,369,011
Depreciation and amortization		112,202		539,972		556,279
Other (income)		(133,489)		(168,656)		(149,613)
Income from operations		453,130		1,298,537		2,335,439
Total:
Revenues:
Aeronautical services	Ps.	19,267,395	Ps.	19,110,068	Ps.	22,821,817
Non-aeronautical services		6,165,429		7,671,766		9,704,090
		25,432,824		26,781,834		32,525,907
Improvements to concession assets (1)		7,791,320		6,832,541		8,882,633
Total revenues		33,224,144		33,614,375		41,408,540
Total costs		18,085,431		18,563,730		23,828,427
Costs of operations (2)		7,764,285		8,775,225		11,280,248
Cost of improvements to concession assets (1)		7,791,320		6,832,541		8,882,633
Depreciation and amortization		2,545,702		3,061,039		3,751,949
Other (income)		(15,876)		(105,076)		(86,404)
Income from operations		15,138,713		15,050,645		17,580,115
Operating margin (3)		45.57%		44.77%		42.46%

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

The following table sets forth a summary of our consolidated results of operations for the years indicated:

Summary Consolidated Results of Operations

	Year ended December 31,
	2023		2024		2025		% change
	(thousands of pesos, except percentages)
Revenues:
Aeronautical services	Ps.	19,267,395	Ps.	19,110,067	Ps.	22,821,817	19.4%
Non-aeronautical services		6,165,429		7,671,766		9,704,090	26.5%
Subtotal		25,432,824		26,781,833		32,525,907	21.4%
Improvements to concession assets		7,791,320		6,832,541		8,882,633	30.0%
Total revenues		33,224,144		33,614,374		41,408,540	23.2%
Operating costs:
Employee cost (1)		1,724,461		2,125,958		2,577,441	21.2%
Maintenance (1)		728,618		848,575		1,256,387	48.1%
Safety, security and insurance (1)		691,155		831,411		927,048	11.5%
Utilities (1)		485,265		542,482		605,959	11.7%
Expected credit loss for the year (1)		29,395		24,768		12,186	(50.8)%
Other operation expenses (1)		721,175		890,047		1,111,726	24.9%
Technical assistance fees		851,320		845,234		971,750	15.0%
Concession taxes		2,532,896		2,666,751		3,817,751	43.2%
Depreciation and amortization		2,545,702		3,061,039		3,751,948	22.6%
Other income - net		(15,876)		(105,076)		(86,404)	(17.8)%
Cost of improvements to concession assets		7,791,320		6,832,541		8,882,633	30.0%
Total costs		18,085,431		18,563,730		23,828,425	28.4%
Income from operations		15,138,713		15,050,644		17,580,115	16.8%
Finance cost - net
Finance income		1,402,964		1,289,271		1,025,319	(20.5)%
Finance cost		(3,439,276)		(4,104,423)		(4,458,335)	8.6%
Exchange loss, net		(340,711)		(119,751)		(33,260)	(72.2)%
Net finance cost		(2,377,023)		(2,934,903)		(3,466,278)	18.1%
Income before income taxes		12,761,690		12,115,741		14,113,837	16.5%
Income tax		3,072,090		3,240,302		4,113,228	26.9%
Net profit for the year		9,689,600		8,875,439		10,000,609	12.7%
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(893,709)		1,132,599		(1,014,424)	(189.6)%
Cash flow hedges, effective portion of changes in fair value, net of income tax		(69,905)		(65,303)		4,584	(107.0)%
Items that will not be reclassified to profit or loss:
Remeasurements of employee benefit – net of income tax		(15,932)		10,201		9,600	(5.9)%
Total comprehensive income for the year		8,710,054		9,952,936		9,000,369	(9.6)%
Profit for the year attributable to:
Controlling interest		9,542,912		8,612,157		9,565,171	11.1%
Non-controlling interesting		146,688		263,282		435,438	65.4%
Net profit for the year		9,689,600		8,875,439		10,000,609	12.7%
Total comprehensive income for the year
Controlling interest		8,641,234		9,567,162		8,633,524	(9.8)%
Non-controlling interesting		68,820		385,774		366,845	(4.9)%
Total comprehensive income for the year		8,710,054		9,952,936		9,000,369	(9.6)%
Other operating data (unaudited):
Operating margin (2)		45.6%		44.7%		42.5%	(5.0)%
Net margin (3)		29.2%		26.4%		24.2%	(8.3)%

(1)
Cost of services includes employee cost, maintenance, safety, security, insurance, utilities, allowance for ECL and other operating cost.

(2)
Income from operations divided by total revenues, expressed as a percentage.
(3)
Profit for the year divided by total revenues, expressed as a percentage.

Results of Operations for the Year ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenues

Total revenues increased 23.2% from Ps.33,614.4 million in 2024 to Ps.41,408.5 million in 2025. This results from increase in aeronautical revenues mainly attributable to the implementation of the new maximum tariffs, the increase in non-aeronautical revenues resulting from the commercial strategy and the consolidation of the cargo and bonded warehouse facilities. The total revenue increase was comprised of an increase of Ps.3,711.8 million, or 19.4%, in aeronautical services revenues, an increase of Ps.2,032.3 million, or 26.5%, in non-aeronautical revenues, and a increase of Ps.2,050.1 million, or 30.0%, in revenues from improvements to concession assets, which increased as a result of the committed investments outlined in our Master Development Programs.

Aeronautical Services Revenues

Aeronautical services revenues increased by Ps.3,711.8 million, or 19.4%, from Ps.19,110.1 million in 2024 to Ps.22,821.8 million in 2025.

Aeronautical services revenues at our Mexican airports increased Ps.3,624.3 million, or 22.5%, primarily due to an increase in revenues from passenger charges of Ps.3,042.8 million, or 21.9%, due to the implementation of approved maximum tariffs for the period 2025-2029. Revenues from aircraft landing and parking fees in our Mexican airports increased by Ps.321.1 million, or 20.5%, while revenues from the leasing of space to airlines for ticket counters, airport security, and complementary services increased by Ps.96.5 million, or 13.08%.

Aeronautical services revenues at our Jamaican airports increased by Ps.87.4 million, or 2.9%, compared to 2024. However, revenues in U.S. dollars decreased by US$3.3 million, or 2.0%, primarily due to the impact of the hurricane and the resulting decrease in operations; this was offset by the depreciation of the peso against the dollar compared to 2024 of 5.1%, which went from an average exchange rate of Ps.18.3001 in 2024 to Ps.19.2324 in 2025, increasing the reported revenue in pesos for 2025.

Non-Aeronautical Services Revenues

Non-aeronautical services revenues increased by Ps.2,032.3 million, or 26.5%, from Ps.7,671.8 million in 2024 to Ps.9,704.1 million in 2025. This growth was mainly driven by the consolidation of the cargo and bonded warehouse facilities beginning in July 2024, the opening of new commercial areas, and the renegotiation of current contracts with tenants.

Non-aeronautical services revenues at our Mexican airports increased by Ps.1,981.3 million, or 29.9%, compared to 2024. Revenues from businesses operated directly by us in our Mexican airports increased by Ps.1,630.0 million, or 58.1%, primarily driven by the consolidation of the cargo and bonded warehouse business, which increased by Ps. 1,170.1 million, or 167.2%, reflecting six months of contribution since July 2024 and a full year of operations in 2025, higher revenues from vip lounges, convenience store and hotel operation, which together contributed Ps.353.2 million. Revenues from businesses operated by third parties increased Ps.341.7 million, or 9.4%, primarily driven by higher revenues from food and beverage operations, retail, car rental, and other commercial revenue, which jointly increased by Ps.288 million, or 76.7%.

Non-aeronautical services revenues from our Jamaican airports increased by Ps.51.0 million, or 4.9%, compared to 2024. The business lines that increased the most were leasing of space, car rental, food and beverage operations,which together increased by Ps.36.3 million, or 71.1%.

Revenues from Improvements to Concession Assets

Revenues from improvements to concession assets increased by Ps.2,050.2 million, or 30.0%, from Ps.6,832.5 million in 2024 to Ps.8,882.7 million in 2025. These revenues are determined by the committed investments established under our Master Development Programs in Mexico and our Capital Development Programs in Jamaica. For 2025, the principal commitments for improvements to concession assets included: building of a taxiway, new parking building and roads at the Guadalajara airport, rehabilitation of taxiway in Puerto Vallarta airport, the rehabilitation of the runway and SSEI building at the Bajío Airport, the expansion of the New Transit Processing Building at the Tijuana Airport, the expansion, remodeling, and reconfiguration of Terminal 2, and the expansion of the platform at San José del Cabo Airport, the expansion of the terminal building in Mexicali and the, expansion of the taxiway of the Kingston Airports as well as the expansion of the terminal at the Montego Bay airport.

Revenues by Airport

Total revenues for Guadalajara airport increased by Ps.1,961.5 million, or 20.3%, from Ps.9,667.7 million in 2024 to Ps.11,629.2 million in 2025 (taking into account only aeronautical and non-aeronautical revenues, revenues increased by Ps.1,311.0 million, or 19.6%). Aeronautical services revenues increased by Ps.1,157.6 million, or 21.5%, from Ps.5,372.3 million in 2024 to Ps.6,529.9 million in 2025. This growth was mainly driven by an increase in passenger charges of Ps.945.0 million, or 20.4%, landing charges of Ps.66.8 million, or 18.0%, passenger walkway charges of Ps.66.7 million or 100.0%, and aircraft parking of Ps. 39.2 million, or 26.5%. Non-aeronautical services revenues increased by Ps.153.4 million, or 11.6%, from Ps.1,317.3 million in 2024 to Ps.1,470.7 million in 2025. This increase was primarily attributable to higher revenues from business lines operated by third parties, which increased by Ps.156.6 million, or 13.3%, mainly due to higher revenues in food and beverage, car rental, duty free, and retail operations, which jointly increased Ps.115.5 million. Revenues from businesses operated directly by us decreased by Ps.3.2 million, mainly derived from a decrease in car parking charges of Ps.8.1 million, offset by convenience store of Ps. 2.7 million. Revenues from improvements to concession assets increased by Ps.650.4 million, or 21.8%.

Total revenues for Tijuana airport increased by Ps.1,319.6 million, or 35.6%, from Ps.3,703.7 million in 2024 to Ps.5,023.2 million in 2025 (taking into account only aeronautical and non-aeronautical services revenues, revenues increased by Ps.582.5 million, or 17.6%). Aeronautical services revenues increased by Ps.585.2 million, or 21.0%, from Ps.2,787.0 million in 2024 to Ps.3,372.2 million in 2025. This growth was mainly driven by an increase in passenger charges of Ps.472.1 million, or 19.4%, landing charges of Ps.41.2 million, or 23.6%, passenger walkway charges of Ps.32.7 million, or 100.0%, and complementary service of Ps. 18.2 million or 43.3%. Non-aeronautical services revenues decreased by Ps.2.7 million, or 0.5%, from Ps.521.9 million in 2024 to Ps.519.1 million in 2025. This decrease was primarily attributable to lower revenues from business lines operated directly by us for Ps.79.5 million or 53.6%. This decrease was offset by an increase in revenues from business lines operated by third parties by Ps.76.8 million, or 20.5%, mainly due to an increase in food and beverage, car rental, and leasing of space, which jointly increased Ps.66.0 million. Revenues from improvements to concession assets increased by Ps.737.1 million, or 186.7%, in 2025 compared to 2024.

Total revenues for Los Cabos airport increased by Ps.499.1 million, or 10.8%, from Ps.4,605.0 million in 2024 to Ps.5,104.2 million in 2025 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.655.9 million, or 16.3%). Aeronautical services revenues increased by Ps.586.4 million, or 21.2%, from Ps.2,763.3 million in 2024 to Ps.3,349.7 million in 2025. This growth was mainly driven by an increase in passenger charges of Ps.503.5 million, or 21.1%, landing charges of Ps.39.7 million, or 19.7%, and passenger walkway charges of Ps.24.0 million, or 100.0%. Non-aeronautical services revenues increased by Ps.69.5 million, or 5.5%, from Ps.1,261.5 million in 2024 to Ps.1,331.0 million in 2025. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from business lines operated by third parties of Ps.75.1 million, or 6.4%. This increase was mainly from timeshares, food and beverage, retail operations and duty free which jointly increased Ps.60.8 million. Revenues from business lines operated directly by us decreased by Ps.5.6 million, or 7.1%. Revenues from improvements to concession assets decreased by Ps.156.8 million, or 27.0%, in 2025 compared to 2024.

Total revenues for Puerto Vallarta airport increased by Ps.1,040.0 million, or 23.0%, from Ps.4,531.3 million in 2024 to Ps.5,571.3 million in 2025 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.579.2 million, or 19.3%). Aeronautical services revenues increased by Ps.513.3 million, or 21.3%, from Ps.2,414.1 million in 2024 to Ps.2,927.3 million in 2025. This growth was mainly driven by an increase in passenger charges of Ps.472.0 million, or 23.0%, passenger walkway charges of Ps.30.3 million, or 100.0%, and landing charges of Ps.6.9 million or 2.8%. Non-aeronautical services revenues increased by Ps.65.9 million, or 11.2%, from Ps.587.4 million in 2024 to Ps.653.3 million in 2025. This increase in non-aeronautical services revenues was primarily due to an increase in business lines operated by third parties of Ps.57.7 million, or 10.7%. This increase was mainly from food and beverage, retail operations, car rentals and ground transportation, which jointly increased Ps.48.8 million. Revenues from business lines operated directly by us increased Ps.8.2 million, or 17.4%. Revenues from improvements to concession assets increased by Ps.460.8 million, or 30.1%, in 2025 compared to 2024.

Total revenues for Montego Bay airport decreased by Ps.9.9 million, or 0.3%, from Ps.2,926.9 million in 2024 to Ps.2,917.0 million in 2025 (taking into account only revenues from aeronautical and non-aeronautical services, revenues decrease by Ps.39.7 million, or 1.5%. Aeronautical services revenues decreased by Ps.61.9 million, or 3.3%, from Ps.1,871.7 million in 2024 to Ps.1,809.7 million in 2025. This decrease in aeronautical services revenues was mainly due to a decrease in revenues from passenger charges of Ps.52.5 million, or 4.2%, complementary service providers of Ps.9.3 million, or 2.9%, and landing charges of Ps.5.2 million, or 3.5%, and was offset partially by an airport security charges of Ps.7.3 million, or 5.8%. Non-aeronautical services revenues increased by Ps.22.2 million, or 2.7%, from Ps.826.7 million in 2024 to Ps.848.8 million in 2025. This increase in non-aeronautical services revenues was primarily due to an increase in revenues from business lines operated by third parties of Ps.12.3 million, or 1.6%. This increase was mainly in the leasing of space, food and beverage, and car rental revenues, which jointly increased Ps.22.0 million, and offset by duty free of Ps. 13.0 million. Revenues from businesses lines operated directly by us increased by Ps.9.9 million, or 14.0%. Revenues from improvements to concession assets increased by Ps.29.9 million, or 13.1%, in 2025 compared to 2024.

Total revenues for Guanajuato airport increased by Ps.256.2 million, or 18.0%, from Ps.1,419.5 million in 2024 to Ps.1,675.7 million in 2025 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.209.4 million, or 18.9%.). Aeronautical services revenues increased by Ps.203.6 million, or 22.2%, from Ps.917.1 million in 2024 to Ps.1,120.7 million in 2025. This increase in aeronautical services revenues was mainly due to an increase in revenues from passenger charges of Ps.174.3 million, or 21.9%, revenues from landing chargers of Ps.15.9 million, or 20.1%, passenger walkway charges of Ps.6.4 million, or 100%, and aircraft parking charges of Ps.3.7 million, or 37.3%. Non-aeronautical services revenues increased by Ps.5.7 million, or 3.0%, from Ps.190.9 million in 2024 to Ps.196.6 million in 2025. This increase in non-aeronautical services was primarily due to an increase in revenues from business lines operated by third parties of Ps.10.3 million, or 6.5%. This increase was mainly in the leasing of space, food and beverage and car rental revenues, which jointly increased Ps.8.3 million. Businesses operated directly by us decreased by Ps.4.6 million, or 14.2%. Revenues from improvements to concession assets increased by Ps.46.8 million, or 15.0%, in 2025 compared to 2024.

Total revenues for Hermosillo airport increased by Ps.73.9 million, or 10.2%, from Ps.724.3 million in 2024 to Ps.798.2 million in 2025. (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.105.3 million, or 16.7%.). Aeronautical services revenues increased by Ps.110.3 million, or 21.4%, from Ps.515.5 million in 2024 to Ps.625.8 million in 2025. This increase was primarily attributable to a Ps.93.5 million increase in passenger charges or 22.5%, landing charges of Ps.6.9 million or 15.9%, complementary services of Ps.4.0 million, or 13.8% and passenger walkway charges, of Ps.3.6 million or 100%. Non-aeronautical services revenues decreased by Ps.5.0 million, or 4.3%, from Ps.116.0 million in 2024 to Ps.111.0 million in 2025. This decrease was mainly due to Ps.2.2 million, or 2.2%, decrease in revenues from businesses operated by third parties. The decrease was mainly driven by leasing space, car rentals, and financial services, which together decreased by Ps.5.3 million. Revenues from business lines operated directly by us decreased by Ps.3.0 million, or 17.3%. Revenues from improvements to concession assets decreased by Ps.31.4 million, or 33.8%, in 2025 compared to 2024.

Total revenues for our other seven airports increased by Ps.966.5 million, or 26.8%, from Ps.3,612.2 million in 2024 to Ps.4,578.6 million in 2025 (taking into account only revenues from aeronautical and non-aeronautical services, revenues increased by Ps.653.2 million, or 22.6%). Aeronautical services revenues at these airports increased by Ps.617.2 million, or 25.0%, from Ps.2,469.2 million in 2024 to Ps.3,086.4 million in 2025. This increase in aeronautical services revenues was mainly due to an increase in revenues from passenger charges of Ps.456.9 million, or 26.5%, landing charges of Ps.80.4 million or 39.8%, airport security charges of Ps.45.3 million or 13.8%, passenger walkway charges of Ps.28.2 million, or 100%, and complementary service providers of Ps.14.9 million or 11.7%, partially offset decrease in aircraft parking charges by Ps. 11.0 million, or 25.7%. Non-aeronautical services revenues increased by Ps.35.9 million, or 8.3%, from Ps.426.8 million in 2024 to Ps.462.3 million in 2025. This increase in non-aeronautical services was primarily due to an increase in revenues from businesses operated by third parties of Ps.42.8 million, or 14.5%. Revenues from business lines operated directly by us decreased by Ps.7.3 million, or 5.5%. Revenues from improvements to concession assets increased by Ps.313.3 million, or 43.7%, in 2025 compared to 2024.

Operating Costs

Total operating costs increased by Ps.5,264.7 million, or 28.4%, from Ps.18,563.7 million in 2024 to Ps.23,828.4 million in 2025, primarily due to an increase in operating costs for our Mexican airports by Ps.5,047.1 million, or 33.6%, from Ps.15,008.8 million in 2024 to Ps.20,055.9 million in 2025, increase in operating costs of Jamaica airports of Ps.217.6 million, or 6.1%, from Ps.3,555.0 million in 2024 to Ps.3,772.6 million in 2025.

Cost of Services

Cost of services, which comprises employee costs, maintenance, safety, security and insurance, utilities, expected credit loss, and other operating expenses, increased by Ps.1,227.4 million, or 23.3%, from Ps.5,263.3 million in 2024 to Ps.6,490.7 million in 2025.

Cost of services for our Mexican airports increased by Ps.1,198.5 million, or 27.7%, in 2025 compared to 2024. The change in cost of services for these airports was composed primarily of the following factors:

•
Employee costs increased by Ps.425.1 million, or 22.5%, compared to 2024, mainly due to the hiring of additional personnel as well as the adjustments in salaries and changes in Labor Law, and the consolidation of the cargo and bonded warehouse facilities, which contributed Ps.148.7 million.
•
Maintenance costs increased by Ps.374.9 million, or 55.1%, compared to 2024, primarily due to the opening of additional operational areas, the operation of passenger boarding bridges of Ps.168.0 million,and the consolidation of the cargo and bonded warehouse facilities, which contributed Ps.24.2 million.
•
Other operating expenses increased by Ps.260.6 million, or 33.9%, compared to 2024, mainly due to a combined increase in services, professional fees, and travel expenses of Ps.225.5 million and the consolidation of the cargo and the bonded warehouse facilities which added of Ps.37.5 million.
•
Safety, security, and insurance costs increased by Ps.69.8 million, or 11.4%, compared to 2024, mainly due to an increase in the number of security staff, an increase in minimum wages, changes in Labor Law, and the opening of additional operational areas and the consolidation of the cargo and bonded warehouse facilities.
•
Utilities increased by Ps.68.2 million, or 18.4%, compared to 2024, mainly due to the increase in the consumption of energy derived from the opening of new operational areas, the rise in fuel prices, and the increase in water fees.

Of our Mexican airports, Guadalajara airport contributed the most to our cost of services in 2025, representing 32.3% of our total cost of services. The cost of services at Guadalajara airport increased by Ps.564.9 million, or 36.9%, from Ps.1,529.0 million in 2024 to Ps.2,093.9 million in 2025. This increase was primarily due to an increase of Ps.109.1 million in maintenance, Ps.87.6 million in other operating expenses, Ps.20.0 million in utilities, and Ps.16.0 million in safety, security and insurance.

Costs of services at Montego Bay airport increased by Ps.51.2 million, or 9.5%, in 2025 compared to 2024. The change in cost of services for this airport was primarily due to the increase of Ps.24.1 million in maintenance, Ps.15.7 million in employee costs, Ps.14.1 million in safety, security and insurance, Ps.1.5 million in other operating expenses. This was partially offset by a decrease of Ps.3.8 million in utilities

Costs of services for PACKAL increased by Ps.26.1 million, or 7.5%, in 2025 compared to 2024. The change in cost of services for this airport was primarily as a result of an increase of Ps.11.7 million in safety, security and insurance, Ps.11.1 million in employee costs, Ps.8.8 million in maintenance. This was partially offset by a decrease in other operating expenses of Ps.4.7 million, Ps.0.9 million in utilities.

Technical Assistance Fees

Technical assistance fees increased by Ps.126.5 million, or 15.0%, from Ps.845.2 million in 2024 to Ps.971.7 million in 2025. This increase in technical assistance fees was due to an increase in our consolidated income from operations at our Mexican airports, which is used to calculate the technical assistance fee. See “Item 4, Information on the Company – History and Development of the Company – Investment by AMP.”

Concession Taxes

Due to the increase in revenues (excluding revenues from improvements to concession assets, which do not form part of income for purposes of the government concession tax), government concession taxes increased by Ps.1,151.0 million, or 43.1%, from Ps.2,666.7 million in 2024 to Ps.3,817.8 million in 2025.

Depreciation and Amortization

Depreciation and amortization increased by Ps.690.9 million, or 22.6%, from Ps.3,061.0 million in 2024 to Ps.3,751.9 million in 2025. This was mainly due to the growth in infrastructure resulting from the fulfillment of our Master Development Programs and Capital Development Programs.

Other income - net

Other income decreased by Ps.18.7 million, or 17.9%, from Ps.105.1 million in 2024 to income of Ps.86.4 million in 2025.

Cost of Improvements to Concession Assets

Cost of improvements to concession assets increased by Ps.2,050.2 million, or 30.0%, from Ps.6,832.5 million in 2024 to Ps.8,882.7 million in 2025. In Mexico, the cost of improvements to concession assets increased Ps.1,978.5 million, or 31.9%, in 2025, compared to 2024. In 2025, MBJA recognized Ps.258.4 million in the cost of improvements to concession assets, a decrease of Ps.380.4 million, or 59.5%, compared to 2024. In 2025, PACKAL recognized Ps.452.1 million in the cost of improvements to concession assets, an increase of Ps.452.1 million or 100% compared to 2024.

Operating Costs by Airport

Operating costs for Guadalajara airport increased by Ps.1,406.8 million, or 28.7%, from Ps.5,108.8 million in 2024 to Ps.6,515.6 million in 2025. This was primarily due to the increase in the cost of improvements to concession assets by Ps.650.4 million, or 21.8%, from Ps.2,978.1 million in 2024 to Ps.3,628.5 million in 2025. In addition to an increase in the cost of operations of Ps.506.8 million, or 33.2%, from Ps.1,528.8 million in 2024 to Ps.2,035.6 million in 2025. Depreciation and amortization increased by Ps.274.1 million, or 45.4%, in 2025 compared to 2024. Excluding the cost of improvements to concession assets, operating costs increased by Ps.756.3 million, or 35.5%.

Operating costs for Tijuana airport increased by Ps.1,028.1 million, or 55.7%, from Ps.1,846.9 million in 2024 to Ps.2,875.0 million in 2025. This was mainly due to an increase in the cost of improvements to concession assets by Ps.737.1 million, or 186.7%, from Ps.394.8 million in 2024 to Ps.1,131.9 million in 2025, and increase in the cost of operations of Ps.255.8 million, or 27.0%, from Ps.945.8 million in 2024 to Ps.1,201.6 million in 2025. Depreciation and amortization increased by Ps.38.1 million, or 8.1%, in 2025 compared to 2024. Excluding the cost of improvements to concession assets, operating costs increased by Ps.290.9 million, or 20.0%.

Operating costs for Los Cabos airport increased by Ps.196.9 million, or 9.7%, from Ps.2,027.3 million in 2024 to Ps.2,224.3 million in 2025. This was mainly due to a increase in the cost of operations of Ps.306.3 million, or 29.1%, from Ps.1,052.3 million in 2024 to Ps.1,358.6 million in 2025, offset by a decrease in the cost of improvements to concession assets by Ps.156.7 million, or 27.0%, from Ps.580.3 million in 2024 to Ps.423.5 million in 2025. Depreciation and amortization increased by Ps.44.9 million, or 12.3%, in 2025 compared to 2024. Excluding the cost of improvements to concession assets, operating costs increased by Ps.353.7 million, or 24.5%.

Operating costs for Puerto Vallarta airport increased by Ps.766.3 million, or 30.1%, from Ps.2,545.8 million in 2024 to Ps.3,312.1 million in 2025. This was primarily due to an increase in the cost of improvements to concession assets by Ps.460.8 million, or 30.1%, from Ps.1,529.8 million in 2024 to Ps.1,990.6 million in 2025, and increased in the cost of operations of Ps.248.3 million, or 31.7%. Depreciation and amortization increased by Ps.31.4 million, or 14.2%, in 2025 compared to 2024. Excluding the cost of improvements to concession assets, operating costs increased by Ps.305.5 million, or 24.4%.

Operating costs for Montego Bay airport decreased by Ps.1.3 million, or 0.1%, from Ps.2,086.2 million in 2024 to Ps.2,084.9 million in 2025. This was mainly due to a decrease in costs of operations by Ps.74.4 million, 5.4%, from 1,376.1 million, in 2024 to Ps.1,301.7 million in 2025. Cost of improvements to concession assets increased by Ps.29.9 million, or 13.1%, from Ps.228.6 million in 2024 to Ps.258.4 million in 2025. Depreciation and amortization expenses increased by Ps.43.8 million, or 9.1%, in 2025 compared to 2024. Excluding the cost of improvements to concession assets, operating costs decreased by Ps.31.2 million, or 1.7%.

Operating costs for Guanajuato airport increased by Ps.160.2 million, or 22.8%, from Ps.701.5 million in 2024 to Ps.861.7 million in 2025. This was primarily due to an increase in the cost of improvements to concession assets by Ps.46.8 million, or 15.0%, from Ps.311.6 million in 2024 to Ps.358.4 million in 2025, and an increase in the cost of operations of Ps.97.0 million, or 32.2%. Depreciation and amortization increased by Ps.16.6 million, or 18.6%, in 2025 compared to 2024. Excluding the cost of improvements to concession assets, operating costs increased by Ps.113.4 million, or 29.1%.

Operating costs for Hermosillo airport increased by Ps.28.7 million, or 6.9%, from Ps.413.6 million in 2024 to Ps.442.3 million in 2025. This was mainly due to an increase in the cost of operations by Ps.58.0 million, or 26.1%, from Ps.222.0 million in 2024 to Ps.280.3 million in 2025. This was partially offset by decrease in the cost of improvements to the concession of Ps.31.4 million, or 33.8%, from Ps.92.9 million in 2024 to Ps.61.5 million in 2025. Depreciation and amortization increased by Ps.2.3 million, or 2.2%, in 2025 compared to 2024. Excluding the cost of improvements to concession assets, operating costs increased by Ps.60.1 million, or 18.7%.

Operating costs for our other seven airports increased by Ps.752.2 million, or 26.1%, from Ps.2,884.2 million in 2024 to Ps.3,636.5 million in 2025. This was primarily due to an increase in the cost of improvements to concession assets of Ps.313.3 million, or 43.7%, from Ps.716.6 million in 2024 to Ps.1,029.9 million in 2025, and an increase in the cost of operations of Ps.391.8 million, or 21.6%, from Ps.1,812.9 million in 2024 to Ps.2,204.6 million in 2025. Depreciation and amortization increased by Ps.47.5 million, or 13.0%, in 2025 compared to 2024. Excluding the cost of improvements to concession assets, operating costs increased by Ps.439.0 million, or 20.3%.

Income from Operations

Income from operations increased by Ps.2,529.4 million, or 16.8%, from Ps.15,050.6 million in 2024 to Ps.17,580.1 million in 2025. This increase was mainly caused by an increase in total revenues by Ps.7,797.2 million or 23.2% in 2025.This was partially offset by an increase in improvements to concession assets increased by Ps.2,050.2 million, the cost of services of Ps.1,227.5 million, in depreciation and amortization of Ps.690.9 million, technical assistance fees, and concession taxes, which jointly increased Ps.1,277.5 million. Our operating margin decreased by 232 basis points, from 44.8% in 2024 to 42.5% in 2025 (taking into account only the sum of aeronautical and non-aeronautical services revenues, our operating margin decreased by 215 basis points in 2025, from 56.2% in 2024 to 54.0% in 2025).

Historically, our most profitable airports have been our Guadalajara, Los Cabos, and Puerto Vallarta airports, which handle the majority of our international passengers in Mexico. Historically, operating margins at our Tijuana airport have been lower than at our other principal airports because of a combination of (i) a high initial concession value and consequently larger amortization thereof and (ii) lower revenues due to low maximum rates applicable to aeronautical services. In 2023, Los Cabos was the most profitable airport, followed by Guadalajara and Puerto Vallarta airports (taking into account only the sum of aeronautical and non-aeronautical services revenues). In 2024, Guadalajara was the most profitable airport, followed by Tijuana and Puerto Vallarta airports (taking into account only the sum of aeronautical and non-aeronautical services revenues). In 2025, Guadalajara was the most profitable airport, followed by Puerto Vallarta and Los Cabos airports (taking into account only the sum of aeronautical and non-aeronautical services revenues).

Income from Operations by Airport

Income from operations for Guadalajara airport increased by Ps.554.7 million, or 12.2%, from Ps.4,558.8 million in 2024 to Ps.5,113.5 million in 2025, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.1,311.0 million, and an increase in operating expenses by Ps.814.7 million. The operating margin decreased by 319 basis points, from 47.2% in 2024 to 43.9% in 2025 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 423 basis points, from 68.1% in 2024 to 63.2% in 2025).

Income from operations for Tijuana airport increased by Ps.291.5 million, or 15.7%, from Ps.1,856.7 million in 2024 to Ps.2,148.2 million in 2025, mainly due to increase in aeronautical and non-aeronautical services revenues by Ps.582.5 million, and an increase in operating expenses of Ps.290.1 million. The operating margin decreased by 736 basis points from 50.1% in 2024 to 42.8% in 2025 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 91 basis points from 56.1% in 2024 to 55.2% in 2025).

Income from operations for Los Cabos airport increased by Ps.302.2 million, or 11.7%, from Ps.2,577.7 million in 2024 to Ps.2,879.9 million in 2025, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.655.9 million, and an increase in operating expenses of Ps.353.7 million. The operating margin increased by 44 basis points from 56.0% in 2024 to 56.4% in 2025 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 252 basis points, from 64.0% in 2024 to 61.5% in 2025).

Income from operations for Puerto Vallarta airport increased by Ps.273.7 million, or 13.8%, from Ps.1,985.5 million in 2024 to Ps.2,259.2 million in 2025, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.579.2 million, and an increase in operating expenses of Ps.305.4 million. The operating margin decreased by 327 basis points from 43.8% in 2024 to 40.6% in 2025 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 306 basis points from 66.2% in 2024 to 63.1% in 2025).

Income from operations for Montego Bay airport decreased by Ps.1.5 million, or 1.0%, from Ps.1,016.4 million in 2024 to Ps.1,014.9 million in 2025, mainly due to a decrease in aeronautical and non-aeronautical services revenues of Ps.39.8 million, and in a decrease in operating expenses of Ps.31.2 million. The operating margin decreased by 19 basis points from a margin of 28.7% in 2024 to 28.5% in 2025 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin increase by 14 basis points from a margin of 31.2% in 2024 to 31.3% in 2025).

Income from operations for Guanajuato airport increased by Ps.96.0 million, or 13.4%, from Ps.718.0 million in 2024 to Ps.814.0 million in 2025, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.209.4 million, and an increase in operating expenses of Ps.256.2 million. The operating margin decreased by 200 basis points from 50.6% in 2024 to 48.6% in 2025 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 301 basis points from 64.8% in 2024 to 61.8% in 2025).

Income from operations for the Hermosillo airport increased by Ps.45.2 million, or 14.5%, from Ps.310.7 million in 2024 to Ps.355.9 million in 2025, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.105.3 million, and an increase in operating expenses of Ps.60.1 million. The operating margin increased by 169 basis points from 42.9% in 2024 to 44.6% in 2025 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin decreased by 90 basis points from 49.2% in 2024 to 48.3% in 2025).

Income from operations for our seven other airports increased by Ps.214.2 million, or 29.4%, from Ps.727.9 million in 2024 to Ps.942.1 million in 2025, mainly due to an increase in aeronautical and non-aeronautical services revenues of Ps.653.2 million, and an increase in operating expenses of Ps.438.9 million. The operating margin increased by 112 basis points from 20.2% in 2024 to 21.3% in 2025 (taking into account only the sum of aeronautical and non-aeronautical services revenues, operating margin increased by 141 basis points from 25.1% in 2024 to 26.5% in 2025).

Finance Cost - net

Finance cost in 2025 increased by Ps.531.4 million, or 18.1%, from a net expense of Ps.2,934.9 million in 2024 to a net expense of Ps.3,466.3 million in 2025. This increase was mainly due to interest expense increased by Ps.355.0 million, or 8.7%, in 2025 compared to 2024, mainly due to the increase in debt due to the issuance of bond certificates and the contracting of bank loans in 2025, decrease in interest income by Ps.264.3 million, or 20.5%, in 2025 compared to 2024, mainly due to a decrease in the reference interest rates in 2025, and partially offset by a foreign exchange gain of Ps.86.5 million, as foreign exchange rate fluctuations went from an expense of Ps.119.8 million in 2024 to an expense of Ps.33.3 million in 2025, as a result of the peso appreciation by 13.8%, which went from Ps.20.8857 per U.S. dollar on December 31, 2024 to Ps.18.0057 per U.S. dollar on December 31, 2025. In 2025, we recognized within other comprehensive income Ps.2,147.0 million in expense from exchange rate differences on translating foreign operations in accordance with applicable norms.

Income Taxes

Income taxes increased by Ps.872.9 million, or 26.9%, from Ps.3,240.3 million in 2024 to Ps.4,113.3 million in 2025. The Mexican airports’ current tax increased by Ps.890.2 million. MBJA’s current tax increased by Ps.6.5 million, while DCA’s decreased by Ps.73.0 million. PACKAL current tax decreased by Ps.0.4 million. Our benefit from deferred tax decreased by Ps.49.7 million, driven mainly due to an increase of current income tax by Ps.823.2 million. This effect was offset by the decrease in inflation, which went from 4.2% in 2024 to 3.7% in 2025. Our effective tax rate increased from 26.7% in 2024 to 29.1% in 2025, primarily due to an increase in current tax, above mentioned.

Total Comprehensive Income for the Year Attributable to Controlling Interest

Total comprehensive income for the year decreased by Ps.933.6 million, or 9.8%, from Ps.9,567.2 million in 2024 to Ps.8,633.5 million in 2025. Income from operations increased by Ps.2,529.4 million, mainly due to an increase in total revenues of Ps.7,794.2 million, and partially offset by increase in total operating costs of Ps.5,264.7 million. The negative currency translation effect increased by Ps.2,147.0 million due to the exchange rate differences in translating foreign operations resulting from the peso appreciation in 2025. In addition, the cash flow of hedge reserve decreased by Ps.4.6 million. Our net margin decreased from 26.4% in 2024 to 24.2% in 2025 (taking into account only aeronautical and non-aeronautical services revenues, the net margin decreased from 33.1% in 2024 to 30.7% in 2025).

Statement of Financial Position

Our financial position as of December 31, 2025, increased by Ps.6,487.2 million, or 7.9%, compared to December 31, 2024, primarily due to (i) a Ps.7,668.0 million increase in net improvements to concession assets, (ii) a Ps.2,035.5 million increase in advanced payment to suppliers (iii) accounts receivable of Ps.794.8 million, and (iv) deferred income taxes of Ps.627.6 million. These effects were partially offset by a (i) Ps.3,012.8 million decrease in cash and cash equivalents, and (ii) Ps 882.1 million in airport concessions.

Total liabilities as of December 31, 2025, increased by Ps.6,273.0 million, or 11.0%, as compared to December 31, 2024, primarily due to: (i) Long-term bond certificates of Ps.7,500.0 million, (ii) Accounts payable of Ps.1,186.9 million, (iii) Deposits received in guarantee of Ps.99.3 million, (iv) Current tax liabilities of Ps.98.3 million, and (v) Retirement employee benefits of Ps.75.5 million. These effects were partially offset by a (i) Ps.2,492.7 million decrease in bank loans, (ii) Ps 149.5 million in income taxes, and (iii) Ps.103.2 million in concession fee.

Results of Operations for the Year ended December 31, 2024, Compared to the Year Ended December 31, 2023

For a comparison of the results of operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023, see “Item 5, Operating and Financial Review and Prospects – Results of Operations for the Year ended December 31, 2024, Compared to the Year Ended December 31, 2023” in our Fiscal Year 2024 Form 20-F.

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

As of December 31, 2023, 2024, and 2025, we had Ps.10,055.2 million, Ps.13,466.0 million, and Ps.10,453.2 million, respectively, of cash and cash equivalents. We recorded no financial investments held for trading purposes as of December 31, 2023, 2024, and 2025.

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

We anticipate that we will be able to meet our financial and operational obligations with our current cash flow from operations and working capital. For information regarding our estimated committed investments and sources of liquidity for those commitments, see“Item 4, Information on the Company – History and Development of the Company – Master Development Programs – Estimated Committed Investments by Mexican Airport (2025-2029).”

As described in “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination” we expect to finance the approximately U.S.$487.5 million cash consideration payable in connection with the acquisition of the remaining 25% interest in CBX through resources obtained in the debt market in Mexico, with the issuance of Bond Certificates on March 31, 2026 for Ps. 10,718.0 million.

This financing would increase our consolidated indebtedness by approximately U.S.$600 million and increase our leverage ratios from approximately 2.0x Net debt EBITDA as of December 31, 2025 to approximately 2.1x Net debt EBITDA on a pro forma basis. The additional debt service obligations may reduce our financial flexibility and increase our exposure to interest rate risk.

There can be no assurance that financing will be obtained on the terms currently contemplated or at all.

Cash Flows

Cash flows for the year ended December 31, 2025, as compared to cash flows for the year ended December 31, 2024

Cash and cash equivalents decreased by Ps.3,012.8 million, or 22.4%, from Ps.13,466.0 million in 2024 to Ps. 10,453.2 million in 2025, mainly due to (i) a (net) issuance of Ps.4,626.6 million of long-term debt securities in an aggregate principal amount of Ps. 14,500.0 million; (ii) an increase of Ps.1,575.4 million in net cash flows provided by operating activities as a result of the increased of Non-aeronautical services revenues, offset by (i) increase of Ps. 3,486.1 million in net cash used in investment activities and (ii) increase in the interests paid on financial loans of Ps.748.2 million. Moreover, an increase of Ps.1,125.2 million, or 12.7%, as compared to 2024, in profit for the year, a decrease of Ps.408.9 million, or 94.5%, as compared to 2024, in trade accounts receivable, and an increase of Ps.1,456.1 million, or 44.3%, in income taxes paid and partially offset by a increase of Ps.748.2 million in interest expense for financing activity in 2025 as compared to 2024. Net cash flows used in investing activities increased by Ps.3,486.1 million, mainly to execute investments in the airports. This was partially offset by an increase of Ps.4,456.9 million in net cash flows used in financing activities resulting from an increase in the repayment of bank loans for a total of Ps.2,053.0 million and by Ps.4,000.0 million in repayments of long-term debt securities, partially offset by Ps.748.2 million in interest paid, in bank loans of Ps.1,548.9 million, and Ps.5,851.9 million in issue in long-term debt securities.

Cash and cash equivalents were mainly used for (i) Dividends of Ps.8,508.8 million (Ps.4,254.4 million on May 28, 2025 and Ps.4,254.4 million August 14, 2025); (ii) purchases of machinery and equipment, improvements to leased buildings and concession assets and advance payments to suppliers of Ps.12,396.9 million; and (iii) Ps.4,925.4 million in payments to interest on financial loans.

Cash flows for the year ended December 31, 2024, as compared to cash flows for the year ended December 31, 2023

For a comparison of the cash flows for the year ended December 31, 2024, as compared to the cash flows for the year ended December 31, 2023, see “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash flows for the year ended December 31, 2024, as compared to cash flows for the year ended December 31, 2023” in our Fiscal Year 2024 Form 20-F.

Indebtedness

Indebtedness in Mexico

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

On September 26, 2024, the loan with Citibanamex was refinanced for U.S.$40.0 million, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable SOFR rate plus 25 basis points, without commissions, the payment of the principal will be at maturity on September 21, 2025.

On October 18, 2024, the loan with Banco Santander México, S.A. (Santander) was refinanced for Ps.1,500,000, extending the maturity by an additional 12 months. Interest will be payable monthly at a variable rate of TIIE-28 plus 38 basis points, without commission, the payment of the principal will be at maturity on October 17, 2025.

On February 4, 2025, we issued 60.0 million in long-term unsecured debt securities for Ps.6.0 billion. The issuance was carried out in two tranches, (i) $3.0 billion under the ticker symbol “GAP 25” with a variable rate of TIIE Funding plus 50 basis points, with the principal due at maturity on February 4, 2028. and ii) $3,000.0 million through the reopening of the issuance under the ticker symbol “GAP22-2”, with interest payable every 182 days at a fixed annual rate of 9.67%, with principal maturity on March 4, 2032.

On May 30, 2025 we obtained a loan from Banamex for Ps. 3,375,0 million with a five-year maturity, generating interest at a variable rate of TIIE Funding plus 54 basis points, with principal repayment at maturity on May 30, 2030. The proceeds of this loan were used to pay the bank loan with Banamex and BBVA México S.A.

On August 22, 2025, we issued 85.0 million in long-term unsecured debt securities for Ps.8.5 billion. The issuance was made in two tranches: i) Ps.4,050.0 million under the ticker symbol “GAP 25-2” with a variable rate of TIIE Funding plus 48 basis points, with principal due at maturity on August 22, 2028, and (ii) Ps.4,450.0 million under the ticker symbol “GAP 25-3” with interest payable every 182 days at a fixed annual rate of 9.02%, with the principal due at maturity on August 22, 2031.

On September 18, 2025, the loan with Banamex was refinanced for U.S.$40.0 million, with a five‑year maturity, bearing interest at a variable rate of SOFR plus 81 basis points, with the principal due at maturity.

As of December 31, 2025, we were not party to any off-balance sheet arrangements and complied with all covenants stipulated in our debt instruments

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

On March 31, 2025, the Company extended the maturity date of its $60.0 million credit facility with The Bank of Nova Scotia and The Bank of Nova Scotia Jamaica Limited to October 4, 2029. The credit facility carries a monthly interest rate of SOFR plus 200 basis points and will be amortized in ten equal semiannual payments of $6.0 million. As of December 31, 2025, the balance outstanding under this facility amounted to U.S.$48.0 million (Ps.862.4 million).

As of December 31, 2025, we were not party to any off-balance sheet arrangements and complied with all covenants stipulated in our debt instruments.

Capital Expenditures

For the years ended December 31, 2023, 2024, and 2025, we incurred total capital expenditures of Ps.10,444.3 million, Ps.7,845.0 million, and Ps.12,396.9 million, respectively. During 2023, 2024, and 2025, 26.2%, 28.9%, and 29.9%, respectively, of our capital expenditures were funded with cash flows from operations, with the remaining amounts financed through bank loans and long-term debt securities issued in the Mexican capital markets. We currently intend to fund the investments and working capital required by our business strategy through cash flows from operations and debt securities issued on the Mexican debt markets.

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

The table below sets forth our historical capital expenditures in Mexico. Capital expenditures are calculated on a cash flow basis, meaning that capital expenditures are equal to those investments actually paid for by each airport during a given year and do not include investments for which the airport made allocations but did not pay during the given year. The investments shown in the table below, therefore, reflect expenditures actually paid for by our airports for the years indicated. In order to be compared with our committed investments for a given year, the investments made in the previous year but paid for in the given year need to be subtracted, while the investments allocated but not paid for in the given year need to be added. For 2023, 2024, and 2025, the total of our investments allocated but unpaid were Ps.901.5 million, Ps.1,193.6 million, and Ps.1,578.5 million, respectively.

Capital Expenditures in Mexico

Year ended December 31,	Total Capital Expenditures
	(thousands of pesos) (1)
2023	Ps.	10,042,531
2024		7,393,175
2025		11,011,993

(1)
Expressed in nominal pesos.

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

In 2025, we spent Ps.11,011.9 million on capital expenditures in Mexico, primarily the building of a taxiway, new parking building and roads at the Guadalajara airport, rehabilitation of taxiway in Puerto Vallarta airport, the rehabilitation of the runway and SSEI building at the Bajío Airport, the expansion of the New Transit Processing Building at the Tijuana Airport, the expansion, remodeling, and reconfiguration of Terminal 2, and the expansion of the platform at San José del Cabo Airport, the expansion of the terminal building in Mexicali.

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

Capital Expenditures in Jamaica

Year ended December 31,	Total Capital Expenditures
	(million of dollar) (1)
2023	U.S.	24.3
2024		54.3
2025		71.9

(1)
Expressed in nominal dollars.

In 2023, MBJA made investments of U.S.$18.6 million in capital expenditures primarily for the capital expenditures were allocated to the expansion and renovation of the terminal building, the modernization of equipment, such as the replacement of the airports' IT system, Jet Bridges, HVAC, and air handling units, X-ray machines, fire detection, and intrusion detection systems, among others, as well as the installation of an additional 2MW solar photovoltaic power plant. In 2024, MBJA made investments of U.S.$20.7 million in capital expenditures primarily for continued execution of master plan works to include immigration and security expansion, major landside developments works, east concourse expansion, expansion of the check-in hall, gates 1-7 rehabilitation, among other projects. In 2025, MBJA made investments of U.S.$22.1 million in capital expenditures primarily for the capital expenditure were primarily allocated to the continued execution of master plan projects, including immigration and security expansions, landside development works, expansion of the east concourse and check-in hall, as well as technology upgrades aimed at improving operational efficiency.

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

In 2023, PACKAL made investments of U.S.$5.7 million in capital expenditures, primarily for the total rehabilitation of all restrooms across the airport. This project was completed in 2025. PACKAL also procured a passenger loading bridge to replace one of the nine bridges, and the other eight bridges were refurbished. In 2024, PACKAL made investments of U.S.$33.6 million in capital expenditures, primarily for the Runway End Safety Area project, expected to be completed in 2027; the Runway Overlay project, successfully concluded in 2024; the partial replacement of BHS and X-Ray machines; the second phase of the rehabilitation of all airport restrooms; the replacement of chillers; the initiation of phase 2 of the solar farm, now expected to be completed in 2026; and the wastewater treatment plant, expected to be completed in 2026. In 2025, PACKAL finalized the restroom rehabilitation program and continued advancing mandatory projects under the concession agreement, including the Runway End Safety Area and Apron Works, while also progressing with the solar farm expansion and other facility upgrades. Total capital expenditures in 2025 amounted to U.S.$49.9 million, primarily allocated to the Runway End Safety Area and Apron Works, phase 2 of the solar farm, Apron Works (concrete slab replacement), Holding Baggage Machine, enterprise network upgrade, CCTV system enhancement, terminal tiling, and wayfinding improvements.

Share Repurchase

We periodically repurchase our shares in the open market using funds authorized by our shareholders for this purpose, at our discretion and in accordance with our policies.

As of December 31, 2025, we do not hold any shares in our treasury.

On April 25, 2025, at the Annual Shareholders’ Meeting, shareholders approved the cancellation of the remaining balance of the repurchase fund reserve approved at the Ordinary General Shareholders’ Meeting held on April 25, 2024, in the amount of Ps.2,500 million, and the authorization of up to Ps.2,500 million to be allocated to the repurchase of our shares during the 12 months following after April 25, 2025, in accordance with Article 56 of the Mexican Securities Market Law.

On April 25, 2024, at the Annual Shareholders’ Meeting, shareholders approved the cancellation of the remaining balance of the repurchase fund reserve approved at the Ordinary General Shareholders’ Meeting held on April 13, 2023, in the amount of Ps.2,500 million, and the authorization of up to Ps.2,500 million to be allocated to the repurchase of our shares during the 12 months following April 25, 2024, in accordance with Article 56 of the Mexican Securities Market Law.

On April 13, 2023, at the Annual Shareholders’ Meeting, shareholders approved the proposal of cancellation of the remaining of the repurchase fund reserve approved in the Ordinary General Shareholders’ Meeting held on April 22, 2022, in the amount of Ps.499.5 million, and the authorization of up to Ps.2,500 million to be allocated to the repurchase of our shares during the 12 months following April 13, 2023, in accordance with Article 56 of the Mexican Securities Market Law.

On April 13, 2023, at the General Extraordinary Shareholders’ Meeting, shareholders also approved the cancellation of 7,024,113 shares held in treasury.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2025:

	Payments due by period
	Total		Less than 1 year (4)		1-3 years		3-5 years			More than 5 years
	(in millions of pesos)
Contractual Obligations:
Master Development Programs (1)(5)	Ps.	32,238.3	Ps.	7,360.8	Ps.	15,640.2	Ps.	9,237.3	Ps.	N/A
Capital Development Program (7)		3,798.4		1,525.7		1,597.8		674.9		N/A
Purchase Obligations (2)		—		—		—		-		-
Debt		52,997.1		9,024.8		16,817.3		14,884.2		12,270.8
Interest from Debt (6)		13,182.4		3,357.1		4,965.4		3,433.6		1,426.2
Operating Lease Obligations (3)		95.9		18.0		77.9		N/A		N/A
Total	Ps.	102,312.1	Ps.	21,286.5	Ps.	39,098.5	Ps.	28,230.1	Ps.	13,697.0

(1)
Peso figures are expressed in constant pesos as of December 31, 2022.
(2)
Reflects the minimum fixed annual payment of U.S.$4.0 million required under our technical assistance agreement, which was automatically renewed for an additional five-year period on August 25, 2019. For the peso calculation, we assume an average exchange rate of Ps.19.23 per U.S.$1.00 and an annual U.S. inflation rate of 2.7%. The actual annual payment will depend on our profitability.
(3)
Includes lease obligations for buildings.
(4)
Amounts for periods of less than one year correspond to obligations for 2025.

(5)
Reflects the commitments under the Master Development Program commitments for the five-year period (2025-2029) as adjusted on August 27, 2024.
(6)
Interest payments were determined using an average fixed interest rate of 8.64% and an average variable rate of 7.28% for the loans contracted. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness.”
(7)
Reflects the commitments under the Capital Development Program for the five-year period (2026-2030) for our Jamaican airports.

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

Our Pending Business Combination provides that our corporate and supervisory bodies will not change as a result of the combination. Upon consummation, the corporate and supervisory bodies of the merged entities will be dissolved and their powers of attorney revoked, while our existing powers of attorney will remain in force. Our Board of Directors has been delegated broad authority to negotiate, amend, waive, or terminate the merger agreement governing the Business Combination and to define key terms, including the number and class of shares to be issued, delivery mechanisms, and the ability not to consummate the combination if conditions are not satisfied. Following consummation of the Business Combination, we and the shareholders of the merged companies may enter into ancillary agreements, which may include without limitation a transition services agreement, orderly liquidity agreements to govern the staged disposition of shares received in the merger, and registration rights agreements to facilitate coordinated share sales. For a complete description of the Business Combination, see “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”.

The table below shows the composition of our current board of directors, including their title, date of appointment, age, and alternates, if applicable. However, this composition could change at the Ordinary Shareholders’ Meeting to be held on April 22, 2026.

Name	Title	Director since	Age	Alternate
Laura Diez-Barroso Azcárraga (1)	Chairwoman and Director	April 21, 2015	74	Claudia Laviada Diez-Barroso (5)
Emilio Rotondo Inclán (1)	Director	April 27, 2021	47	Maria de los Reyes Escrig Teigeiro
Juan Gallardo Thurlow (1)	Director	April 26, 2016	78	Alejandro Cortina Gallardo
Mónica Sánchez Navarro Rivera Torres (1) (4)	Director	April 25, 2024	52	Carlos Alberto Rohm Campos
Carlos Cárdenas Guzmán (2)	Director	September 22, 2011	75	—
Joaquín Vargas Guajardo (2)	Director	April 16, 2012	71	—
Juan Diez-Canedo Ruíz (2)	Director	April 23, 2014	75	—
Ángel Losada Moreno (2)	Director	April 23, 2014	70	—
Luis Téllez Kuenzler (2)	Director	April 25, 2018	67	—
Alejandra Palacios Prieto (2)	Director	April 22, 2022	50	—
Alejandra Yazmín Soto Ayech (3)	Director	May 23, 2023	41	—

(1)
Elected by AMP as holder of Series BB shares, which represents 15% of our capital stock. For information regarding equity ownership of directors Laura Diez-Barroso Azcárraga and Juan Gallardo Thurlow in our capital stock, see “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”
(2)
Independent directors.
(3)
Non-independent.
(4)
The director Mónica Sánchez Navarro Rivera Torres owns indirectly less than 1.0% of the outstanding shares.
(5)
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

Mónica Sánchez Navarro Rivera Torres. Mrs. Sánchez has been a member of the board of directors since 2024. Mrs. Sánchez has been a member of the board of directors of Organización Cultiba, S.A.B. de C.V. (“CULTIBA”) and of GAM S.A.P.I. de C.V. (“SIEMBRA”) since 2023; board member of Grupo QUESTRO, the largest real estate developer in Los Cabos, since 2013; and chairwoman and co-founder of The Perfect Basics since 2014.

Carlos Cárdenas Guzmán. Mr. Cárdenas has served as a member of our board of directors since 2011 and currently serves as president of the Audit Committee. He is a Certified Public Accountant from the Universidad Autónoma de Guadalajara and holds a master’s degree in Tax Law from the Universidad Panamericana (IPADE). Mr. Cárdenas is a retired partner of Ernst & Young Mexico, where he accumulated 39 years of active service. During his tenure, he served for several years as Tax Partner in Charge and was a member of the firm’s Executive Committee. He currently serves on the boards of directors and audit committees of several large Mexican companies, including as Independent Board Member and Audit Committee member of Aleatica, S.A. (a subsidiary of IFM Investors), Independent Board Member and Audit Committee member of Grupo Farmacias del Ahorro, Independent Board Member and Audit Committee President of Reaseguradora Patria, S.A., and Independent Board Member and Audit Committee member of Anteris Capital Venture Lending Fund. In addition, he serves as Statutory Auditor of Berkley International Seguros Mexico, S.A. de C.V. and Berkley International Compañía de Garantías Mexico, S.A. de C.V., and as a member of the Audit Committee of FIRA (Banco de México). He previously served as Board President of The American British Cowdray Medical Center, I.A.P. (Centro Médico ABC). Mr. Cárdenas is also an active member of several business and professional associations. Notably, he has served as President of the Mexican Institute of Certified Public Accountants (IMCP) and of the Academy of Tax Studies of Public Accounting (AEF).

Joaquín Vargas Guajardo. Mr. Vargas was elected as an independent director to the board of directors of the Company on April 16, 2012. For 30 years, he served as Chairman of the Board of Directors for Grupo MVS and CMR, S.A.B. de C.V. He has held positions as Chairman of the Board of the National Chamber of the Radio and Television Industry (2000-2001), President of the Mexican Restaurant Association (1985-1987), and President of the Association of Restaurant Chain Directors (1989). Currently, he is a member of the Board of Directors of the following publicly traded companies: Vitro Internacional, Grupo Financiero Santander México, Médica Sur, and Organización CULTIBA. He is also a member of the Board of El Universal, among others. He chairs the Audit Committees of Banco Santander and Vitro Internacional, as well as the Corporate Practices Committee. He serves as President of Éntrale, an initiative promoting the labor inclusion of people with disabilities. Additionally, he is a member of the Advisory Board of McKinsey México. He has a Bachelor of Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, with advanced management studies completed at IPADE.

Juan Diez-Canedo Ruíz. Mr. Diez-Canedo Ruíz has been a member of our board of directors since 2014. He received a bachelor’s degree in economics from the Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from the Massachusetts Institute of Technology (MIT). He held various positions at Banco de México, eventually becoming head of macro-financial programming and economic research until 1988. In 1980, he won the Banamex National Economics Award. From 1989 to 1992, he was Deputy CEO of Banco Internacional (currently HSBC). From 1992 to 1994, he was General Director of the banking area of Grupo Financiero Probursa; from 1995 to 1996, he was Executive Vice-president of Grupo Maseca (GRUMA); and from 1995 to 1999 he was Executive Vice-president of Grupo Financiero Banorte. From November 1999 to February 2001, he was CEO of CINTRA, the holding company of Aeroméxico and Mexicana de Aviación. Currently, Mr. Diez-Canedo Ruíz serves as President of Financiera Local, S.A. de C.V. and President of Fomento y Desarrollo Comercial, S.A. de C.V. He has been a professor at several institutions, including ITAM and El Colegio de México, and has published articles in specialized academic magazines in Mexico and the United States. He has also served as member of the board of directors of companies such as Telmex, Alcatel, Banorte, Grupo Maseca, Grupo Gimsa, Deportes Martí, Fondo de Cultura Económica, and others. Additionally, he is member of the board of Titulización de Activos, Madrid España.

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

Alejandra Palacios Prieto. Mrs. Alejandra Palacios was elected as an independent director on the Company’s board of directors on April 22, 2022. She also serves as an independent director at BBVA Mexico and Grupo Alfa, and works as external counsel at the international law firm Cuatrecasas. Additionally, Mrs. Palacios is a board member of the Pacific Council on International Policy and the Business School at Tecnológico de Monterrey. From 2013 to 2021, Mrs. Palacios was the first female chair of Mexico’s antitrust agency, where she guided the agency through groundbreaking cases, enhancing its global reputation as a leading competition authority. Mrs. Palacios expanded her international influence by serving as Vice President of the International Competition Network and as a member of the OECD’s Competition Committee Board. Previously, Mrs. Palacios was the Deputy Director of Economic Regulation at the Instituto Mexicano para la Competitividad, a well-regarded center for applied research, and a lecturer in the Economics Department at the Instituto Tecnológico Autónomo de México (ITAM). Mrs. Palacios holds a Bachelor’s Degree in Economics from ITAM as well as a LL.M. from the University of California, Berkeley. She also earned an MBA from ITAM and a MPP from the Centro de Investigación y Docencia Económicas (CIDE). Mrs. Palacios is a member of the Trilateral Commission and the Mexican chapter of the International Women’s Forum (IWF).

Alejandra Yazmín Soto Ayech. Mrs. Alejandra Soto was appointed as the Investor Relations and Social Responsibility Officer in March 2023. She has been with the Company for 18 years and previously served as Deputy Director of Finance and Investor Relations. Her responsibilities include leading the teams and commitments of the GAP Foundation, managing everything related to investors in the debt and capital markets, and public relations. She was elected as a non-independent member of the Company’s board of directors on April 17, 2023. Mrs. Soto also serves as President of the Issuers’ Board of BIVA. Mrs. Soto holds a Bachelor’s Degree in Accounting from the Universidad Panamericana, a Master’s Degree in Comptrollership specializing in Taxes, Corporate Finance, and Business Administration from the same university. She also has the Airport Management Professional Accreditation (AMPAP) granted by ACI and ICAO and a Diploma in Sustainability from the Institutional Stock Market Exchange (BIVA).

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

Positions on the Board of Directors and among key executives are currently held by women at a rate of 36%.

Executive Officers

According to our bylaws, the directors designated by the holders of Series BB shares have the authority to appoint and remove our top-level executive officers.

The following table lists our top-level executive officers, their current positions, and their dates of appointment as executive officers:

Name	Current position	Executive officer since	Age
Raúl Revuelta Musalem	Chief Executive Officer	April 26, 2018	49
Saúl Villarreal García	Chief Financial Officer	February 25, 2015	55
Sergio Enrique Flores Ochoa	General Counsel	February 8, 2002	73
Juan Francisco Martínez Mira	Director of Sustainability, Quality, Innovation, and IT	August 1, 2018	60
Alejandra Yazmín Soto Ayech	Investor Relations and Social Responsibility Officer	March 6, 2023	41
Yolanda Susana Romero Mojica	Chief Commercial Officer	March 6, 2023	39
Mar Simon Carrasco	Director of Business Development	July 25, 2023	44
Martín Pablo Zazueta Chávez	Director of Airports and Regulated Revenues	April 28, 2025	59
Florencio Sánchez Osuna	Director of Infrastructure	July 21, 2025	49

Raúl Revuelta Musalem. Mr. Revuelta has been in his position since April 2018. With over 19 years of experience in the infrastructure sector, he is an expert in the airport industry. From 2006 to 2015, he held different positions at GAP, including aeronautical revenue manager, Chief Commercial Officer, and the CFO positions. During his career, he also served as the General Director of Cross Border Xpress (CBX) and Deputy Director of Finance of the Ministry of Infrastructure, Communications, and Transportation (SICT). In his six years as Deputy Director of the SICT, Mr. Revuelta participated in various privatization processes, gaining extensive experience with federal concessions. At the beginning of 2024, he was appointed Vice-president of the Airports Council International for the Latin-American and Caribbean (ACI-LAC) for 2024-2025. Mr. Revuelta has a Bachelor’s Degree in Economics from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

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

Juan Francisco Martínez Mira. In August 2018, Mr. Martínez was appointed as our Director of Sustainability, Quality, Innovation, and IT. With over 30 years of experience in the aeronautical industry, he previously worked for AENA in various capacities at different airports. He joined GAP in June 2007 and has served in several roles, including Operational Systems Manager, IT Subdirector, and Director of the Guadalajara International Airport. Mr. Martínez is a systems engineer and holds degrees in music, publicity, and public relations, a Master’s Degree in Pedagogy and airport and aeronautics management and direction, and postgraduate diplomas in innovation, strategic planning, and airports. He completed his studies at Conservatorio Superior de Música de Murcia, Universidad de Alicante, and Universidad Complutense de Madrid. Mr. Martínez has a Master’s Degree in Social Responsibility and Sustainability.

Alejandra Yazmín Soto Ayech. Mrs. Alejandra Soto was appointed as the Investor Relations and Social Responsibility Officer in March 2023. She has been with the Company for 18 years and previously served as Deputy Director of Finance and Investor Relations. Her responsibilities include leading the teams and commitments of the GAP Foundation, managing everything related to investors in the debt and capital markets, and public relations. She was elected as a non-independent member of the Company’s board of directors on April 17, 2023.

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

Martín Pablo Zazueta Chávez. Mr. Zazueta has served as our Director of Airports and Regulated Business since April 2025. He holds a Law degree from Universidad Autónoma de Guadalajara and graduate degrees in airport management and public policy, as well as executive diplomas in airport management and finance. Mr. Zazueta has more than 32 years of experience in airport management in Mexico and has held senior leadership positions at La Paz, Los Cabos, Tijuana, and Guadalajara airports. He has led major infrastructure projects, including the construction of Terminal 2 at Los Cabos airport, the modernization of Tijuana airport and its connection with Cross Border Xpress (CBX) facility, as well as expansion and modernization programs at Guadalajara airport. Since 2016, he has served as Chair of the Facilitation, Security and Information Technology Committee of Airports Council International-Latin America and the Caribbean (ACI-LAC).

Florencio Sánchez Osuna. Mr. Sánchez has served as our Director of Infrastructure since July 2025, he has more than 25 years of experience in infrastructure development and project execution, with over two decades within the airport sector. He joined GAP in 2004 and has held several positions of increasing responsibility, including Auditor and Infrastructure Manager. He holds a Civil Engineer degree from the Instituto Tecnológico y de Estudios Superiores de Occidente (ITESO) and a Master's degree in Business Administration from Universidad Panamericana.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executives

Under the technical assistance agreement with AMP, the four directors and four alternates elected by AMP do not receive compensation from us for serving on our board of directors.

For 2025, the aggregate compensation paid to our directors designated by our Series B shareholders was around Ps.15.9 million. We have not established any pension, retirement, or similar benefits or arrangements for these individuals. These directors received during 2025 base annual compensation of approximately U.S.$89,700 for their service on our six board of directors’ meetings. Additionally, for their services to our corporate governance committees, certain directors receive supplemental compensation: the president of our Audit Committee received an additional U.S.$33,995; the members of our Audit Committee received U.S.$19,435 each; the member of our Acquisition Committee received U.S.$19,435; the member of our Compensation Committee received U.S.$2,990, and the member of our Sustainability Committee received U.S.$5,980.

In 2025, the annual fixed compensation paid to the nine executives was Ps.57.4 million, corresponding to short-term benefits.

In addition, we paid Ps.26.9 million as annual variable compensation, which was determined based on: (i) the individual performance of each executive according to specific KPIs, accounting for around 60.0% of the total evaluation; (ii) the Company’s financial results at the operational level compared with the annual budget, accounting for 30.0% of the total evaluation; and (iii) an evaluation of the individual performance of each executive by the Operating Committee (the board of directors evaluates the CEO), accounting for 10.0% of the total evaluation. The annual variable compensation is determined based on 40.0% or 100.0% of the annual base salary, depending on each executive’s duties. The average achievement level for 2025 was 99.91%.

To retain and develop our key management positions, in addition to the fixed and variable compensation, we have implemented, since 2022, a Long-Term Incentive Plan (LTI) for our executives, deputy directors, and airport directors. The LTI is based on four factors: (i) operating financial results compared to projected results from 2025 to 2029, which represents 40.0% of the total evaluation; (ii) net profit results from 2025 to 2029, which represents 20.0% of the total evaluation; (iii) passenger perceived quality index from 2025 to 2029, which represents 20.0% of the total evaluation; and iv) sustainability and operational performance goals aligned with our long-term operational framework, which represents 20.0% of the total evaluation. These goals focus on measurable operational and compliance metrics, including environmental efficiency targets, regulatory compliance benchmarks, and operational quality standards.

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

The shares could be vested a year after they are granted, with a maximum amount of 33.33% per year. The provision for the executives in 2023, 2024, and 2025 were Ps.22.8 million, Ps.30.4 million, and Ps.28.8 million, respectively.

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock, except as described in “Item 6, Directors, Senior Management and Employees” and in “Item 4. Information on the Company – History and Development of the Company - Investment by AMP.” None of our directors, or executive officers is entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law. Additionally, we have not established any pension, retirement, or similar benefits or arrangements for the executives during 2025.

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

Operating Committee

Per our bylaws, the Operating Committee will have six members and three alternates. The committee proposes and approves various plans and policies related to our business, investments, and administration. Some of the key responsibilities include approval of the Master Development Programs of our subsidiary concession holders, making decisions about our dividend policy, and approving investments of less than U.S.$3.0 million not included in our annual budget. According to our bylaws, the board of directors has the authority to appoint the six members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint three of the committee members. As of the date of this report, the members of the Operating Committee are Raúl Revuelta Musalem, CEO, who chairs the committee; Emilio Rotondo Inclán, Carlos Alberto Rohm Campos, and Juan Gallardo Thurlow. Maria de los Reyes Escrig Teigeiro, Santiago Riveroll Mendoza, and Alejandro Cortina Gallardo serve as alternates for Emilio Rotondo Inclán, Carlos Alberto Rohm Campos, and Juan Gallardo Thurlow, respectively. A secretary who is not a committee member has also been appointed.

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

According to our bylaws, a shareholders’ meeting will determine the number of members of the Acquisitions Committee. The committee must be primarily composed of members of the board of directors. The members of the board of directors elected by the holders of Series BB shares can nominate members to the committee representing 20% of its total members or at least one member. As of the date of this report, the Acquisitions Committee consists of proprietary members Alejandro Cortina Gallardo and Juan Diez-Canedo Ruíz. Emilio Rotondo Inclán

served as an alternate member to Alejandro Cortina Gallardo and Luis Téllez Kuenzler serving as an alternate member to Juan Diez-Canedo Ruíz. A secretary who is not a member of the committee has also been appointed.

Nominations and Compensation Committee

The Nominations and Compensation Committee is responsible for nominating candidates to our board of directors and making recommendations regarding the compensation of our directors and officers. The committee also plays a role in corporate governance. Our bylaws state that the number of members of the committee will be determined at a shareholders’ meeting. The holders of Series B and Series BB shares are each entitled to name one committee member, with the remaining members designated by the two members selected by the Series B and Series BB shareholders. If these two members cannot reach an agreement, the remaining members will be designated by the majority of the votes at the shareholders’ meeting. Holders of the Series BB Shares will be entitled to appoint at least one member or 20% of the members. Members of the committee serve for a term of one year. At each annual shareholders’ meeting, the Nominations and Compensation Committee presents a list of candidates for election as directors, which Series B shareholders vote on. As of the date of this report, the members of the Nominations and Compensation Committee are Emilio Rotondo Inclán and Luis Téllez Kuenzler, with Laura Diez-Barroso Azcárraga serving as an alternate member to Emilio Rotondo Inclán. A secretary who is not a member of the committee has also been appointed.

Sustainability Committee

The Sustainability Committee is responsible for identifying and overseeing legal, environmental, labor, and operational risks that may affect the organization and defining strategies to mitigate such risks. The Committee monitors compliance with applicable environmental and sustainability regulatory requirements, follows up on our operational sustainability goals and objectives, and ensures delivery of relevant performance data to the Board of Directors through an annual performance report. According to our bylaws, the Sustainability Committee is integrated as follows: the Chairman of the Committee and his respective alternate appointed by the Series “BB” shareholders, the CEO of the Company, and an Independent Member appointed by the Board of Directors. As of the date of this report, the members of the Sustainability Committee are Emilio Rotondo Inclán, Alejandra Palacios Prieto, Raúl Revuelta Musalem, and Carlos Alberto Rohm Campos, serving as an alternate member to Emilio Rotondo Inclán. A secretary who is not a committee member has also been appointed.

Share Ownership

With the exception of the directors and executive officers set forth below, directors and executive officers do not own shares of GAP. To the Company’s best knowledge, the following members of our board of directors and senior management beneficially owned shares in the Company: Laura Diez-Barroso Azcárraga (36,421,798 Series B shares, including 21,628,281 shares beneficially owned indirectly through AMP, and 75,791,619 Series BB shares beneficially owned indirectly through AMP – 6.1%), Juan Gallardo Thurlow (22,371,019 Series B shares, including 140,007 shares beneficially owned indirectly through Equipos del Aigua, S.A. de C.V. and 21,628,281 shares beneficially owned indirectly through AMP, and 75,791,619 Series BB shares beneficially owned indirectly through AMP – 3.4%), Claudia Laviada Diez-Barroso (15,689,584 Series B shares, including 15,567,111 shares beneficially owned indirectly through Weston Hill (including shares represented by ADSs), 108,750 shares held directly in the form of ADSs, and 13,723 shared held directly – 3.1%), Alejandro Cortina Gallardo (86,966 Series B shares), Carlos Cárdenas Guzmán (1,776 Series B shares), Juan Diez-Canedo Ruiz (69,300 Series B shares), Sergio Enrique Flores Ochoa (12,075 Series B shares), Alejandra Yazmín Soto Ayech (250 Series B shares) and Yolanda Susana Romero Mojica (15 Series B shares). Each of Alejandro Cortina Gallardo, Carlos Cárdenas Guzmán, Juan Diez-Canedo Ruiz, Sergio Enrique Flores Ochoa, Alejandra Yazmín Soto Ayech and Yolanda Susana Romero Mojica beneficially owns less than 1% of our outstanding shares. To the Company’s best knowledge, no other member of our board of directors or senior management owned shares in the Company as of such date. The percentages above reflect each individual’s proportionate interest in the shares held indirectly through the entities referenced above, rather than the aggregate number of shares held by such entities. Each such individual may be deemed to beneficially own the full number of shares held by the applicable entity, and each disclaims beneficial ownership of such shares except to the extent of his or her interest therein.

Employees

Employees in Mexico

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year indicated:

Employees in Mexico

	December 31,
	2023	2024	2025
By category of activity:
Airport operations	776	793	820
Airport maintenance	302	309	327
Administration (1)	1,159	1,219	1,349
Fundación GAP	162	209	260
Cargo and bonded warehouse facilities	—	745	585
By geographic location:
Guadalajara	990	1,823	1,830
Tijuana	267	295	291
Los Cabos	317	321	341
Puerto Vallarta	213	216	231
Guanajuato	112	114	117
Hermosillo	101	98	102
Mexicali	81	79	85
La Paz	71	76	83
Aguascalientes	79	83	83
Morelia	73	72	76
Los Mochis	54	55	57
Manzanillo	41	43	45
Total (1)	2,399	3,275	3,341

(1)
Total at December 31, 2023, 2024, and 2025, includes 308, 315, and 449 employees, respectively, of SIAP, our administrative services subsidiary located in Guadalajara.

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

As of December 31, 2025, approximately 74% of our employees in Mexico were not represented by a union, while approximately 26% were unionized.

Unionized employees are affiliated with local chapters of the Mexican National Union of Airport Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), established in 1998. This union also represents employees of ASA, and other airport operators in Mexico.

Our labor relations in Mexico are governed by collective bargaining agreements that apply to all twelve airport subsidiaries. Collective bargaining agreements are negotiated with the relevant local union chapters. In Mexico, it is customary to renegotiate wages annually, while employment terms and conditions are typically reviewed every two years.

In 2024, we successfully renegotiated our collective bargaining agreements covering 2024-2025. Negotiations were ongoing in 2025 and first months of 2026 in connection with the annual wage review. With respect to GWTC, approximately 45% of employees are unionized and represented by two separate unions. Approximately 40% are represented by the Sindicato Nacional de Trabajadores del Ramo de Ventas y Servicios en General, Similares y Conexos de la República Mexicana, and the remaining 60% are represented by the Sindicato de Empleados y Trabajadores en la Estructura, Armadura Motriz y Manufactura Industrial en el Estado de Jalisco. In 2025, we successfully renegotiated the applicable collective bargaining agreements, securing agreed employment terms for 2026 and 2027.

During 2025, non-union employees received a general salary increase of 7%. Unionized employees in cargo facilities and customs warehouses operations received a 5.5% wage increase pursuant to collective bargaining agreements.

We offer a savings plan to all of our employees in Mexico, allowing them to make bi-weekly contributions of up to 13% of their pre-tax salaries. We match employees' contributions with an equivalent bi-weekly employer contribution. Employees may withdraw accumulated funds on an annual basis. In 2023, 2024, and 2025 we contributed Ps.49.6 million, Ps.55.7 million, and Ps.57.7 million, respectively, to employees’ savings plan accounts. Funds held under the savings plan may be used to provide loans to employees and are invested in securities listed on the Mexican Stock Exchange or in Treasury bills issued by the Mexican Treasury Department.

In July 2023, we registered a pension plan with the Mexican tax authorities for our non-unionized employees. The plan includes defined contribution and defined benefit components funded exclusively through employee contributions.

Employees in Jamaica

Montego Bay Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Montego Bay Airport

	December 31,
	2023	2024	2025
By category of activity:
Airport operations	87	93	87
Airport maintenance (1)	50	48	51
Administration	27	25	27
Total	164	166	165

(1)
Total at December 31, 2025, includes 21 employees representing contractors in maintenance assigned to work on landscaping, runway maintenance, drainage and general labor tasks.

As of December 31, 2025, MBJA employed 47.8% non-unionized employees, while the remaining 52.1% were unionized. The two local trade unions representing the unionized employees are the Trade Union Congress (TUC) and the Union of Technical, Administrative, and Supervisory Personnel (UTASP).

MBJA executed a collective bargaining agreement with the UTASP on December 13, 2023, covering the period from April 1, 2023, to March 31, 2025. The UTASP bargaining unit represents permanent supervisory and administrative employees. A Wage and Fringe Benefit claim for the period April 1, 2025 to March 31, 2027 was submitted to MBJA on September 04, 2025. Claim Clarification meeting was held on October 09, 2026. Due to the passing of Hurricane Melissa and the recovery process no further meetings were held for the remainder of the year. MBJA in now looking forward to resume negotiation talks with UTASP. UTASP represents 37 supervisory and administrative employees.

On December 10, 2021, MBJA executed a collective bargaining agreement with TUC, which covers the period from March 1, 2021, to February 28, 2023. MBJA has embarked on a Job Reclassification exercise for the TUC group and will close discussions on this in short order. The TUC bargaining unit is expected to submit a new wage and fringe benefits claim for the periods from March 1, 2023, to February 28, 2027. As of now, no such claim has been received. The TUC represents 49 employees from MBJA’s Maintenance and Engineering and Emergency Response Service teams.

Kingston Airport Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity as of the end of each year indicated:

Employees at Kingston Airport

	December 31,
	2023	2024	2025
By category of activity:
Airport operations	84	87	86
Airport maintenance	25	28	26
Administration	16	16	19
Total	125	131	131

As of December 31, 2025, there were 15 members of staff who were unionized (members of the TUC) and the remainder of the staff and management were non-unionized.

PACKAL has formally recognized two trade unions which were previously acknowledged by NMIA Airports Limited, namely, the TUC and the UTASP. The TUC has bargaining rights for the Airport Rescue and Firefighting Service and Maintenance workers, and UTASP has bargaining rights for Supervisory, Technical, and Clerical workers. 10 people are members of the Trades Union Congress (TUC), and the Union of Technical Administrative and Supervisory Personnel (UTASP) has five members. The rest of the staff and the management are non-unionized. TUC had submitted a compensation claim for the period April 1, 2022, to March 31, 2024. Negotiations concerning this claim had been ongoing since the time of submission without arriving at an agreement. During the course of the year, the TUC advised that it abandon the claim in respect of Year 1. No claim has been received in respect of any subsequent period. No claims have been submitted by UTASP on behalf of its members as at the relevant date.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Prior to our initial public offering in 2006, the Mexican government-owned 476,850,000 Series B shares, representing 85% of our issued capital stock. After the offering, the Mexican government ceased to be a shareholder.

The following table sets forth the current ownership of 505,277,464 outstanding shares as of April 10, 2026, to the extent of our knowledge:

	Number of Shares		Percentage of Outstanding Capital Stock
Identity of shareholder	B Shares	BB Shares	B Shares	BB Shares
AMP (1)	21,628,281	75,791,619	4.3%	15.0%
Public	407,857,564	—	80.7%	0.0%

________________

(1) For information regarding AMP’s current shareholders, see “AMP shareholders below.”

The following are AMP’s current shareholders:

•
CMA owns 66.67% of AMP. CMA is a private company 50% owned by Pal Aeropuertos, S.A. de C.V. (“PAL”) and 50% owned by Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”). PAL is owned 50% by a trustee controlled by Eduardo Sánchez Navarro Redo and certain members of his immediate family, and 50% by Juan Gallardo Thurlow. PAP is owned by Laura Diez-Barroso Azcárraga and her spouse, Carlos Laviada Ocejo. Through their respective ownership interests in PAL and PAP, the individuals described above may be deemed indirect, shared beneficial owners of AMP’s equity interest in the Company. In addition, certain of these individuals hold direct equity interests in GAP, Mrs. Diez-Barroso Azcárraga directly owns 14,793,517 Series B shares, and Mr. Gallardo Thurlow directly owns 602,731 Series B shares and may be deemed to beneficially own and additional 140,007 Series B shares indirectly.
•
Aena Desarrollo Internacional, S.M.E., S.A. (“Aena Internacional”) owns the remaining 33.33% of AMP. Aena Internacional is a wholly owned subsidiary of Aena, S.M.E., S.A. (“Aena”), which is the parent company of the Spanish economic group “Grupo AENA.” Aena is a listed company with 51% of its shares currently held by E.P.E. Enaire, a Spanish government corporation. The remaining 49% is currently traded on the Madrid stock exchange.

AMP holds all of our Series BB shares. Special rights and restrictions attached to our Series BB shares are described under “Item 4, Information on the Company – History and Development of the Company” and “Item 10, Additional Information – Corporate Governance – Voting Rights and Shareholders’ Meetings.”

As of March 31, 2026, approximately 15.5% of our Series B shares were held in the form of ADSs, and 75% of the holders of our ADSs (124 holders, including The Depository Trust Company) had registered addresses in the United States.

Expected Post-Business Combination Ownership Structure

If the Pending Business Combination is consummated, our ownership structure would change materially. As described in “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”, we expect to issue approximately 90 million net new shares (subject to final adjustments based on the merger mechanics), which would increase our total outstanding shares from approximately 505 million to approximately 595 million, representing an approximately 18% increase in outstanding shares.

The shares to be issued in the merger will include both Series B and Series BB shares. While AMP will be extinguished as a result of the merger and its Series BB shares will be withdrawn from circulation, we will issue new Series BB shares to the shareholders and partners of the merged entities (including AMP’s current shareholders). The rights and obligations of our shares will not change as a result of the merger, and our capital structure will remain unchanged. Current holders of Series B shares will be diluted by this issuance, as their percentage ownership of the company and proportionate voting power will be reduced.

Shareholders receiving shares in the Business Combination will be subject to lock-up and orderly disposition restrictions as described in “Item 10 — Lock-Up Provisions Related to Pending Business Combination”.

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

In 2023, 2024, and 2025, we did not incur any expenses with AMP. According to the technical assistance agreement, the fees paid to AMP and its affiliates were approximately Ps.851.6 million (U.S.$50.2 million), Ps.845.2 million (U.S.$46.2 million), and Ps.971.7 million (U.S.$53.9 million) for 2023, 2024, and 2025, respectively.

On December 11, 2025, our shareholders approved the Business Combination, pursuant to which we will acquire CBX and internalize the technical assistance services currently provided by AMP. The Business Combination remains subject to execution of definitive agreements and customary closing conditions. See “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”.

Tijuana cross-border walkway

The Tijuana airport has a commercial agreement with OTV to operate, maintain, and use a cross-border walkway (referred to as the “CBX”). Each party is responsible for the section of walkway corresponding to its side of the U.S.-Mexico border. The CBX is designated to facilitate the flow of passengers in both directions across the border, provided they present a valid boarding pass. This contract has been in effect since April 8, 2013, and will expire when the Tijuana airport concession ends. According to the agreement, OTV is required to pay the Tijuana airport a fixed fee (termed “access rights”) for each passenger using the CBX. This fee compensates for reducing non-aeronautical services revenues from parking, taxi, bus, retail, car rental, and currency exchange services until December 2017. Since December 2017, OTV is no longer obligated to make additional payments for access rights. The CBX began operations on December 9, 2015. During the years ended December 31, 2023, 2024, and 2025, the CBX was used by approximately 4.3 million, 4.0 million, and 4.0 million, passengers, respectively.

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

Upon consummation of the Pending Business Combination, CBX will become a wholly owned subsidiary of GAP and this related-party arrangement will be superseded. See “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”.

Accounts receivable with other related parties

As of December 31, 2023, 2024, and 2025, the following balances receivable with other related parties that are in the consolidated statement of financial position, are integrated as follows (in thousands of pesos):

	2023		2024		2025
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent Director)	Ps.	24	Ps.	24	Ps.	24
Fly by Wings, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	591	Ps.	122
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent Director)	Ps.	—	Ps.	1,926	Ps.	630
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	76		—	Ps.	—
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	2,265	Ps.	1,041	Ps.	—
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	—	Ps.	569		—
Restaurantes SUSHI ITTO, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	45	Ps.	—
Beer Factory de México, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	588	Ps.	91

Other operations with other related parties

During the years ended December 31, 2023, 2024, and 2025, the following operations were carried out with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income, are as follows (in thousands of pesos):

	2023		2024		2025
Commercial revenues:
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,681	Ps.	2,463	Ps.	3,030
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent Director)	Ps.	8,645	Ps.	26,506	Ps.	41,525
Fly by Wings, S.A. de C.V. (Independent Director)	Ps.	40,325	Ps.	27,428	Ps.	39,162
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	19	Ps.	30	Ps.	—
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	5,486	Ps.	32,853	Ps.	43,066
Restaurantes SUSHI ITTO, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	2,362	Ps.	3,645
Beer Factory México, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	2,970	Ps.	1,371

	2023		2024		2025
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	14,620	Ps.	6,254	Ps.	16,918

Item 8. Financial Information

See “Item 18, Financial Statements” and our consolidated financial statements beginning on page F-1. Since the date of those financial statements, no significant change has occurred.

LEGAL PROCEEDINGS

General

We are periodically involved in legal proceedings incidental to the ordinary conduct of our business. None of these matters is expected to have a material adverse effect on our operations or financial position. In addition to such ordinary-course proceedings, in recent years we have been subject, directly and indirectly, to certain litigation matters, which are summarized below.

Ejido claims at Tijuana, Guadalajara and Puerto Vallarta airports

Certain portions of the land on which several of our airports operate were expropriated by the Mexican government pursuant to its eminent domain authority. Prior to these expropriations, the land was under the communal land ownership structure known as ejidos. Certain former ejido participants have filed indemnification claims against the Mexican government challenging the validity of the corresponding expropriation decrees.

Tijuana

For Tijuana airport subsidiary was joined as an interested third party in proceedings relating to the 1970 expropriation decree. In 2008, the ejido received an unfavorable ruling, which it appealed. The appellate agrarian court subsequently ruled in favor of the ejido, ordering the restitution of 320 hectares. We filed an amparo against this decision on October 20, 2016. On November 26, 2020, the amparo was resolved in our favor, nullifying the agrarian court’s restitution order and determining that the conditions for restitution under Article 98 of the Agrarian Law (Ley Agraria) had not been met.

In addition, certain former ejido participants currently occupy portions of the land on which Tijuana International Airport operates. Although these areas are not essential for current operations and do not presently interfere with airport activities, their occupation may restrict our ability to expand the airport capacity. These individuals may also attempt to disrupt operations in their legal claims against the Mexican government are not resolved to their satisfaction.

On September 19, 2025, a substitute compliance agreement was executed between the Tampico Ejido and the Federal Government, through the SICT, under which the dispute was resolved by paying compensation to the ejido, as well as fees, in a combined amount of Ps.723.3 million and by formally restoring the land area that, prior to the concession, had been in the ejido’s possession and was not part of the Tijuana Airport boundary polygon.

Guadalajara

In 2009, two ejidos initiated proceedings before an agrarian court (Tribunal Superior Agrario), seeking to nullify 1975 expropriation decree related to Guadalajara International airport. The matter was subsequently transferred to the federal justice system. In November 2010, the district court ruled in favor of the ejidos, ordering the return of all expropriated property and voiding the concession granted for such land. The airport joined the proceedings as an interested third party and appealed. On July 10, 2012, the appellate court reversed and remanded the judgment. On July 31, 2014, the district court issued a new ruling in favor of one of the ejidos, El Zapote. Both the airport and federal authorities appealed again. On April 14, 2016, an appellate court issued a definitive judgment holding that, while the ejidos’ rights to contest the appraised value had been violated, the land could not be returned to them and the concession remained valid. The case is currently in the enforcement phase. On January 13, 2017, the Ministry of Agrarian, Territorial and Urban Development (Secretaría de Desarrollo Agrario, Territorial y Urbano (SEDATU)) issued an appraisal for a part of airport’s land pursuant the 1975 expropriation decree. Although the appraisal was challenged by the ejido, it was accepted by the court. On August 10, 2018, the district judge initiated financial compensation proceedings.

On December 6, 2022, a substitute compliance judicial agreement was reached to ensure the continued operation and future expansion of the airport. The agreement was executed on December 9, 2022, with a payment of Ps.82.6 million and was approved by the aeronautical authority. While this agreement resolved the specific claims of the ejido, we cannot assure that new proceedings will not be initiated in the future.

Puerto Vallarta

In October 2013, Puerto Vallarta International Airport received notice of lawsuits filed by the ejido Valle de Banderas asserting the invalidity of the expropriation of land on which the airport is located. Ejido participants initiated four proceedings against us, our Puerto Vallarta airport subsidiary, and various federal authorities, seeking restitution or compensation for 154 hectares of land comprising the airport. The plaintiffs seek to invalidate the expropriation decree issued on October 9, 1957, and, in two of the proceedings, also challenge subsequent decrees issued on August 20, 1990, November 24, 1993, and April 24, 1997. Additionally, these lawsuits seek to void the airport’s concession. We challenged these lawsuits on jurisdictional grounds, as they were filed in the State of Nayarit despite the airport being located in the State of Jalisco. The superior agrarian court agreed with our appeal and transferred the cases to Guadalajara.

Under the terms of our Mexican concessions, if our use of the land assigned to us is impaired, the Mexican government is obligated to restore our rights to use such public property. Although we cannot guarantee the outcomes of the proceedings describe above, we believe the government would be liable for any operational disruptions arising from these matters. If we were to lose any of these proceedings, the government would likely be required to restore our rights to use the relevant public property.

Property tax claims by certain municipalities

We are also subject to ongoing claims by certain municipalities regarding alleged property tax obligations in connection with the land on which our airports operate. We believe that any liabilities arising from these claims, individually or in the aggregate, would not have a material adverse effect on our consolidated financial condition or results of operations, even if a court were to determine that such taxes are payable.

Tijuana

The most significant matter relates to Tijuana airport. On November 26, 2014, the Tijuana municipal authority issued a demand for payment of Ps.234.8 million in property taxes for the period from 2000 to 2014. We challenged the demand on December 19, 2014. The court suspended the requirement to post a collateral bond for the full amount, noting that a portion had already been guaranteed in prior proceedings.

On October 6, 2020, the lower court ruled against us, and we sought judicial review. On June 28, 2022, in plenary session, the court affirmed the unfavorable decision. We filed a further appeal on August 24, 2022, which remains pending.

On March 25, 2020, the municipal authority issued a demand for Ps.23.5 million in property taxes for 2015, followed by an additional demand for 2016 on March 11, 2021. Both demands were challenged in a timely manner and remain pending.

In March 2023, the authority issued a requirement for payment for Ps.31.2 million in property taxes for 2018. The nullity lawsuit was admitted on April 26, 2023. On March 22, 2024, the Federal Court ruled in our favor, requiring the municipal authority to issue a new, fully substantiated resolution.

On March 27, 2024, the municipal authority issued a new requirement for payment for Ps.31.5 million in property taxes for 2019. We intend to challenge this requirement on the same grounds that resulted in the favorable federal ruling for 2018.

On March 31, 2025, the municipal authority of Tijuana issued a claim for property tax in the amount of Ps.31.5 million related to fiscal year 2020. This claim, as with prior assessments, was challenged through an annulment proceeding, which is currently pending resolution before the Administrative Courts.

Guadalajara

On September 25, 2025, the Municipality of Tlajomulco de Zúñiga, Jalisco, issued a property tax assessment to Guadalajara Airport for fiscal years 2006 through 2025 in the amount of Ps.34.6 million. This assessment was timely challenged through the appropriate legal remedies and is currently pending resolution before the Administrative Courts.

DIVIDENDS

The declaration, amount, and payment of dividends are determined by a majority vote of shareholders at a shareholders’ meeting, generally based on the recommendation of our board of directors. Under Article 18 of our bylaws, our board is authorized to establish dividend policies. For so long as the Series BB shares represent at least 7.65% of our capital stock, dividend declarations and payments also require approval by a majority of Series BB shareholders.

Under Mexican law, at least 5% of annual net income (after profit sharing and other required deductions) must be allocated to a legal reserve fund until this reserve reaches at least 20% of capital stock (historical value, without adjusting for inflation). As of December 31, 2025, our legal reserve fund totaled Ps.238.9 million (historical value), which represents 20% of capital stock, therefore it did not require an additional increase to the legal reserve fund.

Mexican companies may pay dividends only from earnings (including retained earnings once all losses have been absorbed) and only after the required allocation to the legal reserve fund. Each entity within a group must fund its own legal reserve fund on a stand-alone basis, not on a consolidated basis. Earnings available for distribution are determined under MFRS. Subsidiaries must allocate earnings to their respective legal reserve funds before distributing dividends to Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

Pursuant to the 2014 Fiscal Reform, dividends paid to Mexican individuals or foreign residents with respect to our Series B shares and ADSs are subject to a 10% withholding tax. For these purposes, the definition of dividends includes, among others: (i) interest paid on preferred shares; (ii) loans to shareholders or partners unless the loan is for less than one year, incurred in the ordinary course of business and meets certain requirements; (iii) non-deductible payments that benefit shareholders; (iv) amounts not recognized due to omissions of income or unrealized purchases; and (v) transfer pricing adjustments to income or expenses arising from tax authorities assessments for related party transactions. The 10% withholding tax also applies to branch distributions to its home office. A transitory provision limits this dividend withholding tax to earnings generated in 2014 and subsequent years. Accordingly, distributions from previously taxed earnings (CUFIN) accumulated through 2013 are tax-exempt. Taxpayers must maintain a separate CUFIN account for these earnings, and the withholding tax is imposed on shareholders under the Mexican Income Tax Law, allowing for treaty benefits where applicable.

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax (retained against cumulative net profit and payable by us) calculated on a gross-up basis by applying a factor of 1.4286 to the distribution amount for 2013 and subsequent years. The Mexican corporate income tax has been 30% since 2013. This corporate-level dividend tax may be credited against our Mexican corporate income tax for the fiscal year in which the dividend is paid or for the following two years.

Distributions to shareholders that do not qualify as dividends (such as capital reductions or share amortization) may also be subject to taxation in Mexico, including withholding taxes. The applicable tax rates and methods for assessing and paying taxes on non-dividend distributions will vary according to the nature of those distributions.

Under our dividend policy, our annual dividend consists of two components. The first component is a fixed amount, which was Ps.450 million in 2005 (for the dividend paid in 2006) and is intended to increase gradually each year. The second component corresponds to any cash and cash equivalents held by us (as reflected in our balance sheet as of the month-end prior to the dividend payment, after deducting the fixed component) over our “minimum cash balance.” For purposes of our policy, the “minimum cash balance” is the amount of cash and cash equivalents that our board of directors determines is necessary to cover expected minimum expenses and investments for the fiscal year in which the dividend is paid and the subsequent fiscal year. Dividends are expected to be paid in cash and in one or more installments, as determined at the relevant ordinary shareholders’ meeting.

We paid dividends of Ps.7,498.3 million, Ps.7,003.1 million (not as dividend, but as capital reduction), and Ps.8,508.9 million, in 2023, 2024, and 2025, respectively.

The declaration, amount, and payment of dividends under the policy described above are subject to: (i) compliance with applicable laws regarding dividend declaration and payment for any given year, including the establishment of the statutory legal reserve fund, and (ii) ensuring that the payment of any dividend does not adversely affect our business plan for the current or subsequent fiscal years. We cannot guarantee that we will continue to pay dividends or that future dividends will be comparable to those distributed in the past. Our ability to pay dividends may also be restricted if we fail to make timely interest payments under our credit agreements. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Our dividend policy may also be amended at any time by our shareholders.

As of December 31, 2025, we had approximately Ps.19.0 billion in accumulated distributable earnings previously subject to corporate income tax, which may be distributed free of corporate-level tax; however, a 10% withholding tax may apply to Mexican individuals and foreign residents.

Dividends are paid in pesos. For ADSs representing Series B shares, the depositary receives the dividend in pesos, converts it into U.S. dollars at the prevailing exchange rate (net of conversion expenses from the depositary and applicable Mexican withholding tax), and distributes the proceeds to ADS shareholders. Exchange rates fluctuations will affect the amount received by ADS holders.

Item 9. The Offer and Listing

TRADING MARKETS

Our Series B common shares, without par value, are publicly traded in Mexico on the Mexican Stock Exchange under “GAP B.” A new competitor, the Bolsa Institucional de Valores, or the “Institutional Stock Exchange,” commenced operations on July 25, 2018. Since its launch, all securities traded on the Mexican Stock Exchange, including our Series B common shares, are also traded on the Institutional Stock Exchange. Both stock exchanges operate an automatic suspension system designated to limit excessive price volatility. However, under current regulations, this mechanism does not apply to securities such as our Series B common shares that are represented by ADSs and traded on a stock exchange outside of Mexico. Most securities listed on the Mexican Stock Exchange and the Institutional Stock Exchange, including our Series B common shares, are held in custody at Indeval, a privately owned securities depositary that acts as the clearinghouse for transactions executed on both stock exchanges.

Our common ADSs, each representing 10 Series B common shares, are traded on the NYSE under the ticker symbol “PAC”. The Bank of New York Mellon serves as the depositary for our common ADSs. As of March 31, 2026, there were 7,823,082 common ADSs outstanding, representing 15.5% of our total share capital.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 10, 2026:

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

At the Extraordinary Shareholders’ Meeting held on April 25, 2025, the shareholders approved a dividend payment of Ps.16.84 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps.8.42 per outstanding share was made on May 28, 2025, and the second payment for Ps.8.42 per outstanding share was made on August 14, 2025. The total dividend payment was Ps.8,508.9 million.

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

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 13, 2023, the shareholders approved a dividend payment of Ps.14.84 per outstanding shares at the date of each payment, excluding shares repurchased in accordance with Article 56 of the Securities Market Law. The first payment for Ps.3.71 per outstanding share was made on May 18, 2023, the second payment for Ps.3.71 per outstanding share was made on July 13, 2023, the third payment for Ps.3.71 per outstanding share was made on October 12, 2023, and the fourth and final payment for Ps.3.71 per outstanding share was made on December 14, 2023. The total dividend payment was Ps.7,498.3 million.

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

Lock-Up Provisions Related to Pending Business Combination

In connection with the Pending Business Combination described in “Item 4, Information on the Company — History and Development of the Company — Pending Business Combination”, shareholders who receive shares in the merger will be subject to lock-up and orderly disposition restrictions designed to prevent market disruption. Under the terms contemplated in the merger agreement governing the Business Combination and related draft resolutions, shareholders receiving shares in the merger will generally be restricted from disposing of those shares for 365 days following our shareholder approval of the merger. Two exceptions to this general restriction would permit these shareholders to dispose of up to 25% of their shares received from the merger after 90 days and an additional 25% after 180 days, meaning that 50% of the shares would remain locked up for the full 365-day period.

Any dispositions during the partial release periods (at 90 days and 180 days) or following the full expiration of the lock-up period must be effected through registered public offerings or block sales that comply with applicable securities laws and must be coordinated with us. We may enter into complementary or ancillary agreements with the shareholders receiving merger shares, including orderly liquidity agreements that formalize these disposition restrictions and coordination requirements, and registration rights agreements that obligate us to facilitate registered offerings to enable these shareholders to dispose of their shares in an orderly manner. These restrictions are intended to prevent a sudden influx of shares into the market that could depress our share price and to give us the ability to coordinate the timing and manner of share sales by large new shareholders.

These lock-up and orderly disposition provisions do not affect the rights attached to the shares, which remain unchanged, but rather impose contractual restrictions on transferability for a defined period. The specific terms of these restrictions remain subject to final documentation and may be modified as part of the ancillary agreements entered into in connection with the closing or the Business Combination.

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

Our subsidiaries are not allowed to invest in our shares directly or indirectly.

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

We have entered a technical assistance ag0reement with AMP, providing management and consulting services. See “Item 7, Major Shareholders and Related Party Transactions – Related Party Transactions.”

TAXATION

The following is a summary of the material U.S. and Mexican federal income tax consequences of the purchase, ownership, and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income tax on a net profit basis in respect of our Series B shares or ADSs, and that is a “non-Mexican holder” (as defined below), (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or dispose of our Series B shares or ADSs. In particular, the summary of U.S. tax considerations deals only with U.S. holders that hold our Series B shares or ADSs as capital assets and does not address the tax treatment of special classes of U.S. holders such as entities treated as a partnership for U.S. federal income tax purposes or a partner in such partnership, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that own or are treated as owning 10% or more of our outstanding shares by vote or value, tax-exempt organizations, financial institutions, U.S. holders liable for the alternative minimum tax or net investment income tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and investors holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. The summary of Mexican tax considerations does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the Series B shares or ADSs and does not address all of the Mexican tax consequences that may be applicable to specific holders of the Series B shares or ADSs (including a holder that controls the Company, an investor that holds 10% or more of the Series B shares or ADSs by vote or value or holders that constitute a group of persons for purposes of Mexican law that controls the Company or that holds 10% or more of the Series B shares or ADSs by vote or value, or a holder that is a resident of Mexico or that is a corporation resident in a tax haven (as defined in the Mexican Income Tax Law). In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United States of America (hereinafter “United States” or “U.S.”) and the United Mexican States (hereinafter “Mexico”) as in effect on the date of this annual report on Form 20-F, including the provisions of The Convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, together with related Protocols and Competent Authority Agreements (hereinafter “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our Series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for federal tax purposes and that does not hold Series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

For the purposes of Mexican taxation, the definition of residency is quite complex and can lead to various scenarios. Generally, an individual is a resident of Mexico if they have established their home within the country. Similarly, a corporation is deemed a resident if its place of effective management or center of interest is located in Mexico. An individual who maintains a home in both, Mexico and another country will be classified as a resident of Mexico if Mexico is determined to be their significant center of interest (e.g., based on the income obtained on each country). It is important to note that residency determinations must take into account the unique circumstances of each individual or legal entity. Furthermore, if a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to that permanent establishment will be subject to Mexican income tax, in accordance with the relevant tax laws.

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

There is a tax incentive for Mexican individuals to claim a credit for dividends generated in 2014, 2015 and 2016 that are reinvested in our Company. This credit applies as follows: (i) if the dividends are paid in 2017, a net 9% tax would be withheld (comprising the 10% withholding tax less a 1% credit), such that 10% of the 10% withholding tax would be credited under the incentive; (ii) if the dividends are paid in 2018, a net 8% tax would be withheld (comprising the 10% withholding tax less a 2% credit), such that 20% of the 10% withholding tax would be credited under the incentive; or (iii) if the dividends are paid in 2019 or thereafter, a net 5% tax would be withheld (comprising the 10% withholding tax less a 5% credit), such that 50% of the 10% withholding tax would be credited under the incentive. This tax incentive should not be considered as a taxable for Mexican tax purposes.

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

The U.S. dollar amount of dividends received by certain non-corporate U.S. holders with respect to the Series B shares or ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purpose of the qualified dividend rules; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Treaty has been approved for the purposes of the qualified dividend rule. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year. Based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2026 taxable year. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and property elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance the Mexican tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican tax on dividends is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Subject to applicable tax treaties, any gain on the sale of our shares by any holder is subject to a 10% withholding tax in Mexico on the net gain from the sale if the transaction is carried out through the Mexican Stock Exchange. These taxes are paid through withholdings made by the financial intermediary. However, these withholdings will not be applicable to a non-resident holder that demonstrates (before the relevant financial intermediary) residence in a country with which Mexico holds a tax treaty to avoid double taxation. The non-resident holder must provide the financial intermediary with a signed document stating that the non-resident holder is a foreign resident and that their country of residence has a tax treaty to avoid double taxation with Mexico and provide their Tax ID.

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

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information electronically with the SEC according to the rules and regulations applicable to foreign private issuers. Materials filed with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov/ and our website at https://www.aeropuertosgap.com.mx/en/financial-information.html. This URL is provided solely as an inactive textual reference and is not intended to be an active hyperlink to our website. The information contained on our website, or that may be accessed through a hyperlink resulting from this URL, is not incorporated into, and shall not be deemed to be part of, this annual report.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

See Note 4 to our audited consolidated financial statements for additional disclosures regarding market risk.

Foreign Currency Exchange Rate Risk

Our primary foreign exchange exposure relates to fluctuations in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our Mexican airports (primarily passenger charges for international passengers) has been denominated in, or linked to, the U.S. dollar but collected in pesos based on the average exchange rate from the prior month.

In 2023, 2024, and 2025, passenger charges for international passengers accounted for approximately 24.9%, 25.3%, and 24.3% of our total revenues. In those same years, these international passenger charges represented 32.5%, 31.8%, and 30.9% of our combined aeronautical and non-aeronautical revenues.

A depreciation of the peso against the U.S. dollar, particularly toward the end of the year, could cause us to exceed the maximum rates applicable at one or more of our Mexican airports. If this occurs, we may need to grant discounts on passenger charges or to airlines. Conversely, if the peso appreciates against the U.S. dollar, we might underestimate the specific tariffs applicable to regulated services, limiting our ability to adjust prices upwards to maximize regulated revenues.

In 2025, approximately 19.4% of our aeronautical and non-aeronautical revenues were denominated in U.S. dollars. We estimate that approximately 23.8% of our consolidated costs and expenses were also denominated in U.S. dollars. If the peso had depreciated by 10% annually against the U.S. dollar as of December 31, 2025, our revenues would have increased by approximately Ps.516.3 million, and our costs and expenses would have increased by approximately Ps.328.1 million.

As of December 31, 2023, 2024, and 2025, 81.3%, 37.0%, and 30.4% of our cash and marketable securities were denominated in U.S. dollars, respectively. As of those same dates, 13.1%, 12.9%, and 9.8% of our debt was denominated in U.S. dollars. Any future depreciation in of the peso compared to the U.S. dollar would increase the cost, in pesos, of servicing this debt.

As of December 31, 2023, 2024, and 2025, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

Historically, we have financed most of our capital expenditures through bank loans. In recent years, we shifted to funding a significant portion of our capital investments through debt issuances on the Mexican capital markets, a strategy we expect to continue subject to market conditions. We expect to continue to do so, subject to market conditions. See “Item 5, Operating and Financial Review and Prospects – Liquidity and Capital Resources – Indebtedness,” for more information.

As of December 31, 2025, we had Ps.26.4 billion in variable-rate debt outstanding. In the past, we have entered into interest rate swaps covering Ps.3.0 billion to mitigate the risk associated with increases in variable interest rates applicable to our GAP 20 long-term debt securities and MBJA’s loan with Bank of Nova Scotia concluded with the maturity and paid of the debt securities in February 2025 and September 2025. As of December 31, 2025, our fixed-rate debt amounted to Ps.26.6 billion, out of a total debt of Ps.53.0 billion; consequently, 50.2% of our total debt was fixed after considering these swaps.

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

During 2025, we paid (i) Ps.2,329.4 million of interest expense under variable interest rate loans, with an average TIIE-28 rate of 8.3% plus a contractual fixed spread and an average SOFR of 4.20%, plus a contractual fixed spread and (ii) Ps.2,596.0 million of interest expense under fixed-rate loans. Based upon a 100 basis points increase in the TIIE funding and the SOFR as of December 31, 2025, our interest expense would have increased by Ps.282.6 million.

Because both our U.S. dollar loans and our peso bond debt have variable interest rates, an increase without interest rate hedges would reduce our cash flows. To reduce our exposure, we have contracted interest rate hedges with Scotiabank. The financial instruments with Scotiabank to cover the GAP 19 and GAP 20 long-term debt securities were entered into for speculative purposes and were formally designated. Therefore, these instruments qualified as hedging instruments for accounting purposes, and as a result, changes in their fair value are recognized in other comprehensive income and profit or loss in the cash flow hedge reserve in 2023 and 2024.As of December 2025, there are no outstanding financial instruments.

In 2023 and 2024, we recognized Ps.60.7 million and Ps.4.6 million, respectively, in the reserve for the gain on cash flow hedges. As of December 31, 2025, no gain or loss was recognized.

On February 27, 2019, we entered into a hedge of the variable interest rate generated by the debt securities issued in March 2019. These debt securities were issued at a 28-day TIIE variable rate plus 45 basis points, so a swap was contracted to convert it to a fixed rate of 8.03%. As of December 31, 2024, we recognized Ps.23.7 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE, and it concluded with the repayment of the principal on March 22, 2024.

On March 2, 2020, we entered into a hedge of the variable interest rate generated by the debt securities issued in February 2020. These debt securities were issued at a 28-day TIIE variable rate plus 17 basis points, so a swap was contracted to convert it to a fixed rate of 6.332%. As of December 31, 2025, we recognized Ps.12.7 million as finance income as a result of the application of the hedge because the fixed rate contracted in the swap was lower than the TIIE, which ended on February 6, 2025, with the maturity and payment of the certificates..

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

The depositary of our ADSs, The Bank of New York Mellon, collects its fees directly from investors depositing shares or surrendering ADSs for withdrawal, or from intermediaries acting on their behalf, by deducting the applicable fees from amounts distributed or by selling a portion of the distributable property to cover such fees. For example, the depositary may deduct fees from cash distributions, bill investors directly, or charge the book-entry system accounts of participants acting on their behalf. The depositary may generally refuse to provide fee-attracting services until the corresponding fees have been paid.

Reimbursements by the Depositary

The Bank of New York Mellon, as depositary of our ADSs, pays us an agreed amount, which includes expenses related to the administration and maintenance of the ADS facility, including, but not limited to, investor relations expenses, the annual NYSE listing fees (as invoiced in the reimbursement request submitted to the depositary), or other program-related expenses. Although there are limits on the expenses the depositary will reimburse, the amount available to us is not necessarily tied to the fees collected by the depositary from investors. In 2023 and 2024, we received no reimbursements from the depositary for expenses corresponding to 2022 and 2023, respectively. In 2025, we received reimbursements from the depositary for expenses corresponding to 2024, for a total amount of Ps.104.7 thousand.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)
Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, our disclosure controls and procedures were effective as of December 31, 2025.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our Company maintained effective internal control over financial reporting as of December 31, 2025.

Our independent registered public accounting firm that audited the financial statements included in this filing has issued an attestation report on the effectiveness of our internal control over financial reporting.

c)
Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

d)
Report of Independent Registered Public Accounting Firm on Internal Controls

Opinion on Internal Control Over Financial Reporting

We have audited Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025, 2024 and 2023 and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 17, 2026 expressed an unqualified opinion on those consolidated financial statements.

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
April 17, 2026

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Carlos Cárdenas Guzmán, an independent director under NYSE listing standards, has served on our board of directors and our Audit Committee since 2011. We believe he is qualified to serve as our “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934. Our board of directors appointed Mr. Cárdenas as both the President of the Audit Committee its designated financial expert. For a discussion of Mr. Cárdenas’s qualifications, see “Item 6, Directors, Senior Management and Employees – Directors.”

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, and personnel performing similar functions, as well as to our other officers and employees. The code of ethics is filed as an exhibit to this annual report on Form 20-F and is available on our website at www.aeropuertosgap.com.mx. If we amend any provision of the code of ethics that applies to our chief executive officer, chief financial officer, or persons performing similar functions, or if we grant a waiver of any such provision, we will disclose the amendment or waiver on our website at the same address. Information available on our website, except for the portions specifically incorporated by reference into this annual report on Form 20-F, does not form part of this report.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, KPMG Cárdenas Dosal S.C., for the fiscal years ended December 31, 2023, 2024, and 2025:

	Year ended December 31,
	2023		2024		2025
	(thousands of pesos)
Audit fees	Ps.	15,892	Ps.	17,948	Ps.	21,336
Other fees		2,186		3,574		6,683
Total fees	Ps.	18,078	Ps.	21,522	Ps.	28,019

Audit fees in the table above represent the aggregate amounts billed by our independent auditors in connection with the audit of our annual consolidated financial statements, services related to the Sarbanes-Oxley Act of 2002, services associated with the issuance of debt securities, the audit of the financial statements of certain subsidiaries, and other statutory audit reports.

We did not engage our independent auditors for tax compliance, tax advice or tax planning services in the fiscal years ended December 31, 2023, 2024, and 2025.

Other fees in the table above represent amounts billed by our independent auditors for transfer pricing services and other services contracts.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee has not adopted formal pre-approval policies or procedures for the engagement of our independent auditors. Instead, the audit committee expressly approves, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to us or to our subsidiaries.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Accordingly, our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). We also generally comply, on a voluntary basis, with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was introduced in January 2001 by a group of Mexican business leaders and endorsed by the Mexican Banking and Securities Commission. Each year, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our level of compliance with this code.

The table below discloses the significant differences between our corporate governance practices and those required under NYSE standards:

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. These policies are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, as well as the listing standards applicable to us. See Exhibit 11.2 - Guidelines Regarding Securities Transactions and Control of Confidential Information.

Item 16K. Cybersecurity

Risk Management and Strategy

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

As part of our continuous evolution in cybersecurity, we have integrated artificial intelligence (AI) and machine learning (ML) into our protection solutions, enhancing our ability to detect and respond to cyber threats in real time. Additionally, we continue to carry out the design, deployment, and progressive implementation activities of a Zero Trust Network Access (ZTNA) architecture, reinforcing our approach to securing network access through a model based on continuous verification.

Our Company has a comprehensive framework for cybersecurity and information security, structured into four domains: Governance, Surveillance, Resilience, and Protection. This framework includes risk assessment and mitigation through a threat intelligence-based approach, application controls, and enhanced security against ransomware. We rely on recognized standards such as the International Organization for Standardization (ISO) 27001:2022, which we have adopted as part of our cybersecurity strategy, initiating the path towards the certification of our cybersecurity incident response management process. Furthermore, we have successfully achieved PCI DSS v4.0.1 certification for card-present transactions (TPV use scope), ensuring compliance with the highest security standards in payment processing.

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

Governance

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

Furthermore, the Manager of Cybersecurity and Information Security maintain ongoing communication and participates in regular meetings with the Director of Sustainability, Quality, Innovation, and Information Technology to provide continuous oversight of the Company’s performance across the various phases of the cybersecurity lifecycle. These interactions cover activities ranging from proactive preparation and prevention to early detection, agile response, and effective recovery, allowing for a systematic review of progress, challenges, strengths, and areas for improvement. This approach supports a current and accurate understanding of the Company’s cybersecurity posture and informs strategic and tactical decisions aimed at continuously strengthening our cybersecurity capabilities.

Our Board of Directors retains responsibility for overseeing our overall risk management systems and processes, and the Audit Committee provides quarterly reports to the full Board of Directors on cybersecurity risk. As a result, the members of the Board of Directors stay appraised of all relevant updates, as well as of the rapidly evolving cyber threat landscape, and provide guidance to management as appropriate to address the effectiveness of our overall data privacy and cybersecurity program.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Our consolidated financial statements are included in this filing beginning on page F-1. The following is an index to the consolidated financial statements:

December 31, 2023, December 31, 2024, and December 31, 2025 Consolidated Financial Statements for Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

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

4.4

Professional Services Agreement between Aeropuerto de Guadalajara, S.A. de C.V. and AENA Desarrollo Internacional, S.M.E., S.A. dated as of August 4, 2008 (English translation) and a schedule highlighting the differences between this agreement and similar agreements with the Company’s other airport operating subsidiaries (incorporated by reference to our Form 20-F filed on June 29, 2010).

4.5

An English translation of the Amendment to Exhibit 7 of the Company’s concession titles dated as of October 19, 2023 (amending the original concession titles dated as of June 29, 1998, as amended on March 19, 1999) in connection with the Company’s Mexican Airports*

8.1	List of subsidiaries of the Company. *

11.1	Code of Ethics of the Company. *

11.2	Insider Trading Policy*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

97.1	Policy for the Recovery of Erroneously Awarded Compensation*

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.

104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

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

Dated: April 17, 2026

Grupo Aeroportuario del Pacífico,

S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2023, 2024 and 2025 and for the

Years Ended December 31, 2023, 2024 and 2025

and Report of Independent Registered Public

Accounting Firm Dated April 17, 2026

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm and 2023, 2024 and 2025 Consolidated Financial Statements

i

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2025, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 17, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the classification of certain expenditures as improvements to concession assets or maintenance costs

As discussed in Notes 3d and 8 to the consolidated financial statements the Company has a net balance of Ps. 44,280,273 thousand of Mexican pesos of improvements to concession assets as of December 31, 2025. The Company holds concessions to operate airports and has significant expenditures in relation to these concessions, including expenditures under commitments made under the Master Development Programs which, once approved, form part of the concession terms. These expenditures are classified as either improvements to concession assets or as maintenance of concession assets. Expenditures classified as improvements to concession assets result in the recognition of intangible assets in the ‘improvements to concession assets’ account. Expenditures classified as maintenance of concession assets are recognized as expenses in profit or loss and no related intangible asset is recognized. Under the Company’s accounting policy this classification requires the assessment of a number of factors, including qualitative matters.

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

We evaluated the reasonableness of the Company’s accounting policy for classifying expenditures as improvements to concession assets or as maintenance costs, considering the relevant accounting literature. For a sample of expenditures of improvements to concession assets made during the year ended December 31, 2025, we assessed the reasonableness of the classification as either improvements to concession assets or maintenance costs considering the Company's accounting policy. As part of this assessment, when the classification involved significant judgment, we questioned management on its justification and challenged its assessment of the qualitative matters.

We have served as the Company’s auditor since 2016.

/s/ KPMG CÁRDENAS DOSAL S.C.

KPMG CÁRDENAS DOSAL S.C
Guadalajara, Jalisco, México
April 17, 2026

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023, 2024 and 2025

(In thousands of Mexican Pesos)

Assets

	December 31, 2023		December 31, 2024		December 31, 2025
Current assets:
Cash and cash equivalents (Note 5)	Ps.	10,055,211	Ps.	13,466,027	Ps.	10,453,198
Trade accounts receivable – net (Note 6)		2,251,229		2,696,831		3,491,621
Recoverable taxes (Note 12.b)		1,253,017		1,010,710		1,021,535
Other current assets		149,945		283,943		257,569
Total current assets		13,709,402		17,457,511		15,223,923
Advanced payments to suppliers		2,105,833		1,158,227		3,193,702
Machinery, equipment and improvements on leased assets – net (Note 7)		4,552,283		4,819,108		4,523,042
Improvements to concession assets – net (Note 8)		28,997,244		36,612,316		44,280,273
Airport concessions – net (Note 9)		8,778,988		9,622,181		8,740,044
Rights to use airport facilities – net (Note 10)		646,801		597,799		564,190
Other acquired rights – net (Note 11)		814,297		2,867,859		2,580,356
Derivative financial instruments (Note 15)		167,696		18,256		-
Deferred income taxes – net (Note 12.e)		7,337,813		8,128,715		8,756,266
Right of use assets		47,255		31,793		94,536
Other assets – net		287,247		339,308		183,943
Total	Ps.	67,444,859	Ps.	81,653,073	Ps.	88,140,275

See accompanying notes to consolidated financial statements.

(Continued)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023, 2024 and 2025

(In thousands of Mexican Pesos)

Liabilities and Equity

	December 31, 2023		December 31, 2024		December 31, 2025
Current liabilities:
Bank loans, debt securities and current portion of debt (Note 16.a and b)	Ps.	7,830,316	Ps.	13,982,903	Ps.	9,024,828
Concession taxes payable		608,543		801,515		698,337
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. - related party (Note 30.a)		722,923		704,612		828,975
Accounts payable (Note 13)		2,557,922		3,820,121		5,007,091
Advance payments from clients		87,599		90,907		99,044
Taxes payable		99,322		298,148		396,486
Liabilities for assets in lease (Note 14.b)		13,183		19,357		18,026
Derivative financial instruments (Note 15)		26,990		11,490		-
Income taxes payable (Note 12)		138,781		721,035		571,552
Total current liabilities		12,085,579		20,450,088		16,644,339
Deposits received in guarantee (Note 4)		1,022,148		1,144,288		1,243,627
Liabilities for assets in lease (Note 14.b)		39,508		20,684		77,884
Deferred income taxes (Note 12.e)		335,174		1,055,789		937,151
Retirement employee benefits (Note 17)		280,423		353,509		429,078
Long-term borrowings (Note 16.a)		4,481,792		4,103,254		4,946,131
Debt securities (Note 16.b)		28,255,588		29,903,722		39,026,134
Total long-term liabilities		34,414,633		36,581,246		46,660,005
Total liabilities		46,500,212		57,031,334		63,304,344
Stockholders’ equity (Note 18):
Common stock		8,197,536		1,194,390		1,194,390
Legal reserve		478,185		920,187		238,878
Reserve for repurchase of shares		2,500,000		2,500,000		2,500,000
Retained earnings		8,787,568		16,957,723		18,695,331
Foreign currency translation reserve		(240,307)		769,800		(176,030)
Remeasurements of employee benefits – Net of income tax		(1,919)		8,282		17,882
Reserve for financial instruments of cash flow hedges – Net of income tax		60,720		(4,583)		-
Total equity attributable to controlling interest		19,781,783		22,345,799		22,470,451
Non-controlling interest (Note 19)		1,162,864		2,275,940		2,365,480
Total Stockholders’ equity		20,944,647		24,621,739		24,835,931
Total	Ps.	67,444,859	Ps.	81,653,073	Ps.	88,140,275

See accompanying notes to consolidated financial statements.

(Concluded)

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2023, 2024 and 2025

(In thousands of Mexican Pesos, except per share amounts)

	2023		2024		2025
Revenues (Note 20):
Aeronautical services	Ps.	19,267,395	Ps.	19,110,067	Ps.	22,821,817
Non-aeronautical services		6,165,429		7,671,766		9,704,090
Improvements to concession assets		7,791,320		6,832,541		8,882,633
		33,224,144		33,614,374		41,408,540
Operating costs:
Employee cost (Note 22)		1,724,461		2,125,958		2,577,441
Maintenance		728,618		848,575		1,256,387
Safety, security and insurance		691,155		831,411		927,048
Utilities		485,265		542,482		605,959
Expected credit loss of the year		29,395		24,768		12,186
Others operation expenses		721,175		890,047		1,111,726
Technical assistance fees (Note 30)		851,320		845,234		971,750
Concession taxes (Note 9)		2,532,896		2,666,751		3,817,751
Depreciation and amortization (Note 21)		2,545,702		3,061,039		3,751,948
Cost of improvements to concession assets (Note 23)		7,791,320		6,832,541		8,882,633
Other (income) expense – net (Note 24)		(15,876)		(105,076)		(86,404)
		18,085,431		18,563,730		23,828,425
Income from operations		15,138,713		15,050,644		17,580,115
Finance cost – net (Note 25):
Finance income		1,402,964		1,289,271		1,025,319
Finance cost		(3,439,276)		(4,104,423)		(4,458,335)
Exchange gain (loss) – net		(340,711)		(119,751)		(33,261)
		(2,377,023)		(2,934,903)		(3,466,277)
Income before income taxes		12,761,690		12,115,741		14,113,838
Income tax (Note 12.c):
Current		3,616,811		3,989,603		4,812,765
Deferred		(544,721)		(749,301)		(699,536)
		3,072,090		3,240,302		4,113,229
Net profit for the year		9,689,600		8,875,439		10,000,609
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		(893,708)		1,132,599		(1,014,424)
Cash flow hedges, effective portion of changes in fair value, net of income tax		(69,905)		(65,303)		4,584
Items that will not be reclassified to profit or loss Remeasurements of employee benefit – net of income tax (Note 17)		(15,932)		10,201		9,600
Total comprehensive income for the year	Ps.	8,710,055	Ps.	9,952,936	Ps.	9,000,369
Profit for the year attributable to:
Controlling interest	Ps.	9,542,912	Ps.	8,612,157	Ps.	9,565,171
Non-controlling interest		146,688		263,282		435,438
	Ps.	9,689,600	Ps.	8,875,439	Ps.	10,000,609
Total comprehensive income for the year attributable to:
Controlling interest	Ps.	8,641,235	Ps.	9,567,162	Ps.	8,633,524
Non-controlling interest		68,820		385,774		366,845
	Ps.	8,710,055	Ps.	9,952,936	Ps.	9,000,369
Weighted average number of common shares outstanding		505,277,464		505,277,464		505,277,464
Basic and diluted earnings per share (in Mexican Pesos, Note 3.r)	Ps.	18.8864	Ps.	17.0444	Ps.	18.9305

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ equity

For the years ended December 31, 2023, 2024 and 2025

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Repurchased shares		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non- controlling interest		Total equity
Balances as of January 1, 2023	512,301,577	Ps.	8,197,536	Ps.	(1,999,987)	Ps.	34,076	Ps.	2,499,473	Ps.	9,187,597	Ps.	575,534	Ps.	14,013	Ps.	130,624	Ps.	18,638,866	Ps.	1,189,179	Ps.	19,828,045
Transfer of earnings to legal reserve (Note 18.n)	—		—		—		444,109		—		(444,109)		—		—		—		—		—		—
Cancellation of Legal Reserve (note 18.h)	—		—		—		—		—		—		—		—		—		—		—		—
Capitalization of retained earnings (Note 18.j)	—		—		—		—		—		—		—		—		—		-		—		-
Cancellation of repurchase of shares (Note 18.j)	(7,024,113)		—		1,999,987		—		(1,999,987)		—		—		—		—		—		—		—
Reserve for repurchase of shares (Note 18.h)	—		—		—		—		2,000,514		(2,000,514)		—		—		—		—		—		—
Repurchase of shares (Note 18.l)	—		—		—		—		—		—		—		—		—		-		—		-
Dividends paid, Ps..71 pesos per share (Note 18.k)	—		—		—		—		—		(7,498,318)		—		—		—		(7,498,318)		—		(7,498,318)
Dividends declared non-controlling interest (Note 19)	—		—		—		—		—		-		—		—		—		-		(95,135)		(95,135)
Profit of the year	—		—		—		—		—		9,542,912		—		—		—		9,542,912		146,688		9,689,600
Other comprehensive income for the year	—		—		—		—		—		—		(815,841)		(15,932)		(69,904)		(901,677)		(77,868)		(979,545)
Total comprehensive income for the year	—		—		—		—		—		9,542,912		(815,841)		(15,932)		(69,904)		8,641,235		68,820		8,710,055
Balances as of December 31, 2023	505,277,464	Ps.	8,197,536	Ps.	-	Ps.	478,185	Ps.	2,500,000	Ps.	8,787,568	Ps.	(240,307)	Ps.	(1,919)	Ps.	60,720	Ps.	19,781,783	Ps.	1,162,864	Ps.	20,944,647
Transfer of earnings to legal reserve (Note 18.m)			—				442,002				(442,002)		—		—		—		—		—		—
Capital distribution, Ps. 13.86 pesos per share (Note 18.l)	—		(7,003,146)		—		—		—		—		—		—		—		(7,003,146)		—		(7,003,146)
Business combinations non-controlling interest	—		—		—		—		—		—		—		—		—		—		826,787		826,787
Dividends declared non-controlling (Note 19)	—		—		—		—		—		—		—		—		—		—		(99,485)		(99,485)
Comprehensive income:	—				—				—
Profit for the year	—		—		—		—		—		8,612,157		—		—		—		8,612,157		263,282		8,875,439
Other comprehensive income for the year	—		—		—		—		—		—		1,010,107		10,201		(65,303)		955,005		122,492		1,077,497
Total comprehensive income for the year	—		—		—		—		—		8,612,157		1,010,107		10,201		(65,303)		9,567,162		385,774		9,952,936
Balances as of December 31, 2024	505,277,464	Ps.	1,194,390	Ps.	-	Ps.	920,187	Ps.	2,500,000	Ps.	16,957,723	Ps.	769,800	Ps.	8,282	Ps.	(4,583)	Ps.	22,345,799	Ps.	2,275,940	Ps.	24,621,739

(Continued)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ equity

For the years ended December 31, 2023, 2024 and 2025

(In thousands of Mexican Pesos)

	Number of Shares	Common stock		Legal reserve		Reserve for repurchase of shares		Retained earnings		Foreign currency translation reserve		Remeasurements of employee benefits – Net of income tax		Reserve for financial instruments of cash flow hedges – Net of income tax		Total equity attributable to controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2025	505,277,464	Ps.	1,194,390	Ps.	920,187	Ps.	2,500,000	Ps.	16,957,723	Ps.	769,800	Ps.	8,282	Ps.	(4,583)	Ps.	22,345,799	Ps.	2,275,940	Ps.	24,621,739
Transfer of earnings to legal reserve (Note 18.m)	—		—		(681,309)		—		681,309		—		—		—		—		—		—
Capital distribution, Ps. 16.84 pesos per share (Note 18.l)	—		—		—		—		(8,508,872)		—		—		—		(8,508,872)		—		(8,508,872)
Business combinations non-controlling interest	—		—		—		—		—		—		—		—		—		—		—
Dividends declared non-controlling (Note 19)	—		—		—		—		—		—		—		—		—		(277,305)		(277,305)
Comprehensive income:
Profit for the year	—		—		—		—		9,565,171		—		—		—		9,565,171		435,438		10,000,609
Other comprehensive income for the year	—		—		—		—		—		(945,830)		9,600		4,583		(931,647)		(68,593)		(1,000,240)
Total comprehensive income for the year	—		—		—		—		9,565,171		(945,830)		9,600		4,583		8,633,524		366,845		9,000,369
Balances as of December 31, 2025	505,277,464	Ps.	1,194,390	Ps.	238,878	Ps.	2,500,000	Ps.	18,695,331	Ps.	(176,030)	Ps.	17,882	Ps.	-	Ps.	22,470,451	Ps.	2,365,480	Ps.	24,835,931

(Concluded)

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2024 and 2025

(In thousands of Mexican Pesos)

	2023		2024		2025
Cash flows from operating activities:
Net profit for the year	Ps.	9,689,600	Ps.	8,875,439	Ps.	10,000,609
Adjustments for:
Employee benefits		45,501		35,082		65,970
Allowance expected credit loss		29,395		24,708		12,186
Depreciation and amortization		2,545,702		3,061,039		3,751,948
Loss (gain) on sale of machinery, equipment and improvements to leased assets		(668)		21,011		1,568
Interest expense for financing activity		3,439,276		4,201,085		4,458,335
Unrealized exchange loss (gain)		(311,969)		519,672		(94,639)
Labor provisions		22,986		77,867		177,720
Income tax expense		3,072,090		3,240,302		4,113,229
		18,531,913		20,056,205		22,486,926
Changes in:
Trade accounts receivable		50,837		(432,955)		(841,885)
Recoverable income tax and other current assets		(469,839)		173,461		32,267
Concession taxes payable		374,872		(540,644)		(42,884)
Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. – related party		101,201		(18,311)		124,363
Accounts payable		(213,268)		739,036		1,007,021
Taxes payable		(47,181)		84,613		127,818
Deposits received in guarantee		108,236		87,699		100,860
Cash generated by operating activities		18,436,771		20,149,104		22,994,486
Income taxes paid		(4,501,917)		(3,474,764)		(4,744,746)
Net cash provided by operating activities		13,934,854		16,674,340		18,249,740
Cash flows from investing activities:
Purchases of machinery, equipment, improvements on leased assets, improvements to concession assets and advance payments to suppliers		(10,444,346)		(7,844,983)		(12,396,949)
Proceeds from sales of machinery and equipment		3,535		6,573		7,175
Acquisition of subsidiary, net of cash acquired		(614,792)		(875,504)		(19,262)
Other investment activities		(36,553)		(71,070)		137,918
Net cash used in investing activities		(11,092,156)		(8,784,984)		(12,271,118)
Cash flows from financing activities:
Dividends declared and paid		(7,498,318)		—		(8,508,872)
Dividends paid to non-controlling interest		(135,913)		(139,996)		(559,551)
Capital distribution		—		(7,003,146)		—
Proceeds from issuance of debt securities		5,400,000		8,648,134		14,500,000
Proceeds from bank loans		3,715,459		5,658,480		4,109,540
Repayments on bank loans		(1,642,132)		(4,929,881)		(6,982,903)
Payment of debt securities		(602,000)		(3,000,000)		(7,000,000)
Interest paid on leases		(4,805)		(3,695)		(5,540)
Payment of liabilities for lease		(17,517)		(33,292)		(42,180)
Interest capitalized on financial loans		(342,554)		(39,417)		(62,008)
Interest paid on financial loans		(3,661,981)		(4,177,241)		(4,925,442)
Net cash used for by financing activities		(4,789,761)		(5,020,054)		(9,476,956)
Effects of exchange rate changes on cash held:		(369,190)		541,514		485,505
Decrease in cash and cash equivalents		(2,316,253)		3,410,816		(3,012,829)
Cash and cash equivalents at beginning of year		12,371,464		10,055,211		13,466,027
Cash and cash equivalents at the end of year	Ps.	10,055,211	Ps.	13,466,027	Ps.	10,453,198
Non-cash investing activities:
Purchases of machinery, equipment, improvements on leased assets and improvements to concession assets	Ps.	901,486	Ps.	1,193,561	Ps.	1,578,524

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2023, 2024 and 2025

(In thousands of Mexican Pesos)

1.
Activities of the Company and significant events

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the “Company” or “GAP”) was incorporated in May 1998 as a state-owned entity to manage, operate and develop 12 airport facilities, mainly in Mexico’s Pacific region. The airports are located in the following cities: Guadalajara, Puerto Vallarta, Tijuana, San José del Cabo, Guanajuato (Bajío), Hermosillo, Mexicali, Los Mochis, La Paz, Manzanillo, Morelia and Aguascalientes. Moreover, the Company operates, maintains and utilizes two airports in Jamaica, starting in April 2015, the Sangster International Airport in Montego Bay, Jamaica by the subsidiary MBJ Airports Limited (MBJA), on October 2019 the Norman Manley International Airport (NMIA) by the subsidiary PAC Kingston Airport Limited (PACKAL) and since July 2024, we are in control of the company Guadalajara World Trade Center, S.A. de C.V. (“GWTC”) which its main activity is related with the operation of Bonded Warehouses in Guadalajara Airport. Additionally, in October 2025, the company Otayconnect S. de R.L de C.V., dedicated to providing administrative services, was acquired. The Company’s principal address is Mariano Otero Avenue 1249 B, six floor, Rinconada del Bosque, zip code 44530, Guadalajara, Jalisco, Mexico.

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

On October 10, 2018, the Company through its subsidiary PACKAL, entered into a concession agreement with Airports Authority of Jamaica (AAJ), with which the authority guaranteed to PACKAL the right to rehabilitate, develop, operate and maintain NMIA for a period of 25 years with a possible extension of 5 years, as of October 10, 2019. In accordance with the terms of the concession agreement, the Company paid USD $7.1 million (USD $2.1 million to the International Finance Corporation (IFC) and USD $5.0 million to the AAJ). Once the operation begins, PACKAL is obliged to pay the AAJ a concession right of 62.01% of the total aeronautical and commercial revenues. All long-lived assets located in the NMIA are owned by AAJ. Upon the expiration of the term of the concession’s agreement granted to the Company, the assets, including all the improvements made to the airport facilities during the term of the concessions, will automatically revert in favor of AAJ.

b.
Significant events

–
On February 4, 2025, the Company issued 60 million long-term debt securities for Ps.6,000,000, under the communicating vessels modality. The issuance was carried out in two tranches: i) Ps.3,000,000 under the ticker symbol “GAP 25” at a variable interest rate of TIIE funding rate plus 50 basis points, with principal maturity on February 1, 2028, and ii) Ps.3,000,000 through the reopening of the issuance under ticker symbol “GAP22-2”, which will pay interest every 182 days at a fixed annual rate of 9.67%, with principal maturity on March 4, 2032. The proceeds from this issuance were allocated to the payment of Ps.3,000,000 of the bond certificates under ticker symbol “GAP 20”, as well as Ps.2,500,000 for the payment of the maturity of “GAP 21”, for an amount which was made on May 6, 2025, and Ps.00,000 to finance capital investments in compliance with the PMD of the Company's subsidiaries in Mexico.

–
On March 21, 2025, the Company refinanced its credit line with Banamex for USD$40.0 million, extending the maturity by an additional 6 months, with the same financial institution. Interest was paid monthly at a variable rate of SOFR plus 25 basis points, without fees, with principal repayment due on September 18, 2025.

–
On March 31, 2025, the Company extended the maturity date of its USD$60.0 million credit facility with The Bank of Nova Scotia and The Bank of Nova Scotia Jamaica Limited to October 4, 2029. The credit facility carries a monthly interest rate of SOFR plus 200 basis points and will be amortized in ten equal semiannual payments of $6.0 million. The extension of the credit facility generated a fee of USD$300,000.

–
At the Annual General Meeting of Shareholders held on April 24, 2025, the dividend decree was approved in favor of shareholders in the amount of Ps.16.84 pesos per share outstanding as of the payment date, excluding shares repurchased by the Company pursuant to Article 56 of the Securities Market Law. The first dividend payment of Ps.8.42 pesos per share was made on May 28, 2025, and the second payment of Ps.8.42 pesos per share was made on August 14, equivalent to Ps.4,254,436 for each installment.

–
At the Annual General Meeting of Shareholders held on April 24, 2025, the proposal to cancel the unexercised balance of the Share Repurchase Reserve, approved at the Ordinary General Meeting of Shareholders held on April 25, 2024, amounting to Ps.2,500,000, was approved. The maximum amount to be allocated to the repurchase of the Company's own shares or debt securities representing such shares, in the amount of Ps.2,500,000, was also approved for the 12-month period following April 24, 2025, in compliance with Article 56, Section IV of the Securities Market Law. No shares were repurchased from the amount approved for fiscal year 2025.

–
On May 30, 2025, a line of credit was obtained with Banamex for Ps.3,375,000, with a term of five years, generating interest at a variable rate of TIIE funding at 28 days plus 54 basis points, with payment of the principal at maturity. These resources were used to settle existing bank loans with Banco Nacional de México, S.A. (Banamex) for Ps.2,500,000 and BBVA de México, S.A. (BBVA) for Ps.875,000.

–
On August 22, 2025, the Company issued 85 million debt securities for a total of Ps.8,500,000. The issuance was carried out in two tranches under the communicating vessels modality. i) Ps.4,050,000, under the ticker symbol “GAP25-2” with interest payable every 28 days at a variable TIIE funding rate plus 48 basis points, the principal payment will be due at maturity on August 18, 2028, with an option for early amortization; ii) Ps.4,450,000, under the ticker symbol “GAP25-3” with interest payable every 182 days at a fixed rate of 9.02%, the principal payment will be due at maturity on August 15, 2031, with an option for early amortization. The resources obtained were used to finance capital investments, as well as to pay off the loan with Banco Santander for Ps.1,500,000, due on October 17, 2025.

–
On September 18, 2025, the Company refinanced its USD$40.0 million credit line due on that date with Banamex for a term of 5 years with that institution, with interest payable monthly at a variable rate of SOFR plus 81 basis points, with no additional fees. The principal repayment will be due at maturity on September 18, 2030.

–
On October 28, 2025, Hurricane Melissa hit the island of Jamaica, affecting Montego Bay Airport's infrastructure, which suffered some damage to the terminal building, its equipment, and operational areas. The airport suspended operations preventively on October 26, 2025, resuming them on November 1. As of December 31, 2025, Montego Bay Airport shows significant progress in the rehabilitation and acquisition of damaged equipment. The total estimated cost for repairing the facilities and replacing damaged equipment is estimated at USD $20.0 million, approximately, it is expected that they will be recovered in 2026 through the property insurance policy. The effects caused by the hurricane did not substantially affect the airport's operations, so they did not pose a risk to business continuity. In the case of Kingston Airport, the hurricane's impact was minor, so only a preventive closure of the facilities was required on October 25, resuming regular operations on October 29.

–
At the Ordinary and Extraordinary General Shareholders' Meeting held on December 11, 2025, the following was approved: (i) the provision of technical assistance and technology transfer services, which have been outsourced by our strategic partner since the beginning of our operations and which we consider fundamental to the efficient operation of our airports; and (ii) the Cross Border Xpress (CBX), a landside terminal located in San Diego, California, USA, which connects to the Tijuana International Airport via a pedestrian bridge, allowing for a fast, convenient, and secure border crossing. This business combination will be carried out through the merger of various entities into GAP, including, among others, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP), our current strategic partner. As of the date of this financial statement, the merger has not been executed.

2.
Basis of presentation

a.
Statement of compliance – These consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"), its amendments and interpretations issued and outstanding or issued and adopted early on the date of preparation of these consolidated financial statements.

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
d.
Consolidation of financial statements – The consolidated financial statements include those of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and its subsidiaries in which the Company has control, for the years ended December 31, 2023, 2024 and 2025. The consolidated subsidiaries are as follows:

Company	% participation	Location	Activity
Aeropuerto de Aguascalientes, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto del Bajío, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Guadalajara, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Hermosillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de La Paz, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Los Mochis, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Manzanillo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Mexicali, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Morelia, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Puerto Vallarta, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de San José del Cabo, S.A. de C.V.	99.99%	Mexico	Operation of airport
Aeropuerto de Tijuana, S.A. de C.V.	99.99%	Mexico	Operation of airport
Corporativo de Servicios Aeroportuarios, S.A. de C.V. (CORSA)	99.99%	Mexico	Provides personnel services
Fundación Grupo Aeroportuario del Pacífico, A.C. (Fundación GAP)	99.99%	Mexico	Non-profit Organization dedicated to social orientation and infrastructure support of educational institutions
Puerta Cero Parking, S.A. de C.V. (PCP)	99.99%	Mexico	Operation of parking lot
Servicios a la Infraestructura Aeroportuaria del Pacífico, S.A. de C.V. (SIAP)	99.99%	Mexico	Administrative services
Aerocomercializadora del Pacifico, S.A. de C.V. (ADP)	99.99%	Mexico	Operation of infrastructure and other commercial services
Desarrollo de Concesiones Aeroportuarias, S.L. (DCA)	100.00%	Spain	Management administration, maintenance, servicing of all types of infrastructure
MBJ Airports Limited (MBJA)	74.50%	Jamaica	Operation of airport
PAC Kingston Airport Limited (PACKAL)	100.00%	Jamaica	Operation of airport
GA del Pacífico es do Brasil, LTDA	99.99%	Brazil	No operation
Inmuebles Especializados Matrix, S.A. de C.V. (IEM)	99.99%	Mexico	Subleasing of cargo operation areas and hangars
Aerohoteles del Pacífico, S.A. de C.V. (AHP)	99.99%	Mexico	Operation of hotels with other integrated services
Guadalajara World Trade Center, S.A. de C.V. (GWTC)	51.50%	Mexico	Bonded warehouses
Diseños Técnicos de Infraestructura MCE, S.A. de C.V. (DTI)	99.99%	Mexico	Project development
OtayConnect S. de R.L. de C.V. (OTC)(1)	99.99%	Mexico	Administrative services

(1) Consolidation began on October 1, 2025.

Control is achieved when the Company:

•
Has power over the investee
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
Application of new and revised International Financing Reporting Standards.

New and amended standards effective in 2025

In the current year, the Group adopted the following new and amended IFRS Accounting Standards that are effective for annual periods beginning on or after 1 January 2025:

Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates).

The adoption of these amendments did not have a material impact on the Group’s consolidated financial statements for the year ended 31 December 2025.

Standards and amendments issued but not yet effective

The following new standards and amendments have been issued but are not yet effective for the year ended 31 December 2025. The Group has not early adopted them:

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments (effective 1 January 2026).

Annual Improvements to IFRS Accounting Standards—Volume 11 (effective 1 January 2026).

Amendments to IFRS 9 and IFRS 7 – Contracts referencing Nature-dependent Electricity (effective 1 January 2026).

IFRS 18 Presentation and Disclosure in Financial Statements (effective 1 January 2027).

IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective 1 January 2027).

The Group is currently assessing the impact of these new requirements on its consolidated financial statements. Based on the assessment performed to date, the Group does not expect these pronouncements to have a material impact on recognition and measurement; however, they may result in changes to presentation and disclosures.

f.
Functional and presentation currency – The consolidated financial statements and notes as of December 31, 2023, 2024 and 2025, and for the years then ended, are prepared in pesos, which is the presentation currency. The consolidated financial statements are presented in thousands of pesos.

The assets and liabilities of foreign operations, including the fair value of assets arising on acquisition, are translated at the exchange rates as of year–end for each period.

Income and expenses of foreign operations are translated at the average exchange rate for the period of transactions. During 2023, 2024 and 2025, the average exchange rate were as follows:

Currency	2023		2024		2025
Pesos / USD	Ps.	17.7665	Ps.	18.3001	Ps.	19.2324
USD / Euros		USD$1.0539		USD$1.0816		USD$1.0821

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
i.
Comprehensive income – Comprehensive income comprised the net income of the period, plus other comprehensive income (loss) items of the same period. For the years ended December 31, 2023, 2024 and 2025, other comprehensive income is represented by the effects of translation of foreign operations, actuarial remeasurements and the reserve of cash flow hedges of financial instruments net of taxes. At the moment the assets and liabilities giving rise to other comprehensive income are realized, the latter are reclassified to the income statement, if permitted under IFRS.

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

Gains and losses from sales or retirements of machinery, equipment and improvements to leased assets are determined comparing the proceeds from the sale or retirement against the book value of machinery, equipment and improvements to leased assets and are recognized net in other income in the consolidated statement of profit or loss and other comprehensive income.

–
Subsequent costs – The cost to replace a part or item of machinery, equipment and improvements to leased assets are recognized in the value of the asset when it is probable that future economic benefits associated with that part will flow to the Company and its cost can be measured reliably. The net value of the replaced item is derecognized at its net book value. Minor maintenance costs are recognized in the consolidated statement of profit or loss and other comprehensive income.

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

–
Depreciation of machinery and equipment is recognized in the consolidated statement of profit or loss and other comprehensive income and is calculated under the straight-line method based on the useful lives of the related assets. Also, improvements to leased assets are amortized using the straight-line method based on the remaining useful life of the improvements or the lease term, whichever is shorter. The estimated useful life and the depreciation method are reviewed at the end of each year, and the effect of any changes in the recorded estimate is recognized on a prospective basis.

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

Under the Company’s concession agreements, through the MDP agreed with each government every five years, the Company is committed to carry out various improvements, upgrades and additions to each of its airports on an annual basis in the case of Mexican airports and every five years in Jamaica. In exchange for investing in those additions and upgrades, each government grants the Company the right to obtain benefits for services provided using those assets. The Company, as the operator of the concession assets, recognizes an intangible asset as it receives a right granted by each government to charge users for the public service associated with the use of its airports. Minor maintenance costs are recognized in the consolidated statement of profit or loss and other comprehensive income as they are incurred.

– Airport concessions – The Company recognized an intangible asset of the Concession granted by the SICT to manage and operate each of the airports in Mexico for 50 years since its acquisition. In regard to MBJA, the Company recognized an intangible asset at the fair value of the concession to operate and develop that airport until 2034 according to the determination of fair values resulting from the acquisition of DCA and MBJA in accordance with IFRS 3 Business Combinations. Likewise, PACKAL recognized an intangible asset for the amount specified in the contract with the AAJ for the right to operate the airport at the time control was assumed and for a period of 25 years.

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

– Amortization – After its initial recognition, intangible assets are valued at acquisition cost plus capitalized borrowing costs, less accumulated amortization and accumulated impairment losses. Amortization is recognized in the consolidated statement of comprehensive income under the straight-line method applied to the shorter between the estimated period of future economic benefits the intangible assets will generate and the concession period, from the date they are available for use.

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

The individual airports of the Company in Mexico cannot be considered as separate cash-generating units, as the bidding process, in which it decided to sell up to 15% of the shares representing the capital stock of the holding company Shares of the companies that were received for the concession, and made by the Mexican Federal Government that included the package of twelve airports, and therefore the Company is required to operate and maintain all 12 airports independently of the results they generate individually. Considering the above, if there are indicators of impairment that exist, the Company performs an impairment assessment on a consolidated basis with Mexican companies. Moreover, the value of the assets of MBJA, PACKAL are individually valued at the end of each period to determine whether there are indications of impairment to be single separate cash-generating units.

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
•
the exercise price under a purchase option that the Company is reasonably certain to exercise; and,
•
lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

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

– Revenues from non-aeronautical services – Revenues from non-aeronautical services consist mainly of leasing of commercial space at the airport terminals (other than space deemed essential to airline operations), car parking, access fees charged to third parties providing food catering and other services at the airports, VIP Lounges, Publicity, Convenience Store lodging services and other miscellaneous income Since July 1° 2024 the Company recognized revenues from handling storages and custody services in facilities considered as bonded warehouses.

Commercial space within the terminals is leased through operating lease agreements, based on either a monthly fixed rent or variable charges based on the higher between a minimum monthly rent or a percentage of the lessee’s monthly revenues. Rental income from the Company’s leases is recognized on a straight-line basis over the term of the relevant lease.

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

The amount of revenues for these services are equal to the amount of costs incurred, as the Company does not obtain any profit margin for these construction services. The services are contracted with independent third parties and the assignment of its execution is carried out through a bidding process.

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

Current tax expense is the tax payable that is determined for the year, using tax rates enacted or substantially enacted at the reporting date, plus any adjustment to tax payable in respect of previous years. Taxable income differs from profit or loss "income before income taxes" reported in the consolidated statements of profit or loss and other comprehensive income because there are items of income or expense that are taxable or deductible in other years and items that will never be taxable or deductible.

Deferred income tax is calculated by applying the statutory rate for temporary differences, resulting from comparing the accounting and tax assets and liabilities, and when applicable, the benefits from tax loss carryforwards (that are expected to be recovered in future periods in accordance with the rules established in the tax laws, to the extent that it is probable the existence of future taxable profit that can be applied against such tax benefits) and certain tax credits.

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

r.
Earnings per share – Basic earnings per common share are calculated by dividing consolidated net profit for the year by the weighted average number of outstanding shares during the period, adjusted by repurchased shares retained in treasury. The Company does not have any potentially diluted shares; and therefore, basic and diluted earnings per share are the same.
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

t.
Operating segments – An operating segment is a component of the Company:1) that is engaged in business activities from which it may earn revenue and incur expenses, including revenues and expenses relating to transactions with other components of the Company, 2) whose operating results are regularly reviewed by Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and 3) for which discrete financial information is available. The Company has determined that its Chief Executive Officer is its CODM. Each of the airports of the Company represents an operating segment. The Company has determined that its reportable segment, based on quantitative thresholding testing, to be the Guadalajara, Tijuana, Puerto Vallarta, San José del Cabo, Montego Bay, Hermosillo and Guanajuato airports. The operating segment information relating to the remaining seven airports are combined and reported under the “Other airports”. The corresponding information related with SIAP (a company that provides highly qualified professional services), CORSA (a company that provides specialized operational services in aeronautical industry), PCP (a company that manages the parking lot operation), ADP (company that provides commercial services), IEM (a company subleasing the cargo operation areas and hangars), AHP (company that manages the operation of hotels), Fundación GAP, (non-profit organization that provides basic and higher education services), DCA, (Spain-based company, shareholder), GWTC (bonded warehouse management company in Guadalajara), DTI (infrastructure research company) and Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (including the investment of this in its subsidiaries) and, as of October 2025, OTC (company dedicated to providing administrative services) all this have been combined and included in the “Other companies” column.

Segment profit and loss is determined based on income before income taxes. The accounting policies used in reporting segment information are the same as those used in the preparation of these consolidated financial statements, except for those investments in subsidiaries that are accounted for under the equity method for purposes of determining segment assets and segment profit and loss reported under the “Other Companies.

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

As of December 31, 2023, 2024 and 2025, financial instruments held by the Company are comprised of the following:

	December 31, 2023		December 31, 2024		December 31, 2025
Financial assets
Cash and cash equivalents	Ps.	10,055,211	Ps.	13,466,027	Ps.	10,453,198
Trade accounts receivables net		2,251,229		2,696,831		3,491,621
Derivative financial instruments		167,696		18,256
Financial liabilities at amortized cost
Short and long-term debt securities	Ps.	31,255,588	Ps.	36,903,722	Ps.	44,403,722
Current and long-term bank loans		9,312,108		11,086,157		8,593,371
Accounts payable (1)		2,743,873		3,241,369		4,232,718
Liabilities for assets in lease		52,691		40,041		95,910
Financial liabilities at Fair Value
Derivative financial instruments		26,990		11,490		-
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

–
Accounts receivable and others – The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographic characteristics of its customers, including the default risk of the industry and country in which its customers operate, as these factors could also affect credit risk, particularly considering the recent economic downturn. The main source of income for the Company is the Passenger Charge Fees (TUA) and leasing revenues from commercial areas in its airports. The TUA is charged to each departing passenger (except diplomat, infant or transit passenger), and is collected by the airlines and subsequently refunded to the airports. For the years ended December 31, 2023, 2024 and 2025 the revenues for TUA represented 48.3%, 46.6% and 45.5% of the total revenues, respectively. The leasing revenues from commercial areas are collected from other clients, which are not airline customers.

The 32.4%, 31.5% and 31.4% of the Company’s revenues in 2023, 2024 and 2025 are derived from the TUA collected by three major client airlines, which collect the TUA and remit it to the airports. However, geographically there is no credit risk concentration because airports are located in different cities in Mexico and Jamaica, and therefore if one airport has an operating problem the other airports would not be affected. In addition, 83.9%, 80.1% and 76.5% of aeronautical and non-aeronautical revenues earned during the years ended December 31, 2023, 2024 and 2025, respectively, were generated by seven of the Company’s airports (Guadalajara, Tijuana, San José del Cabo, Puerto Vallarta, Montego Bay, Guanajuato and Hermosillo).

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

In the event of insolvency of any airline or a notice by the authorities on suspension of operations, the Company may recover the unpaid amounts regarding TUA up to the value of the guarantee. In order to mitigate credit risk with its customers, mainly TUA, airlines have granted cash guaranties, which are reported as deposits received, in the consolidated statements of financial position, in addition to the cash guaranties of other commercial customers. As of December 31, 2023, 2024 and 2025, the Company has customer deposits received as guarantee of Ps.1,022,148, Ps.1,144,288 and Ps.1,243,627, respectively. These deposits are considered long-term based on the duration of the contracts signed with these airlines and the expectation that they will maintain long-term operations at the Company’s airports.

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

The following tables present information on the exposure to credit risk and expected credit losses for accounts receivable from customers as of December 31, 2023, 2024 and 2025.

Balance of the trade account receivables as of December 31, 2023	Weighted average loss rate	Balance of the trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	2,083,956	Ps.	-	No
1 to 30 days past due	3.50%		124,985		4,413	No
31 to 60 days past due	13.00%		48,939		6,354	No
61 to 90 days past due	16.90%		4,955		839	No
More than 90 days past due	100%		100,540		100,540	Yes
Legal	100%		79,090		79,090	Yes
		Ps.	2,442,465	Ps.	191,236

Balance of the trade account receivables as of December 31, 2024	Weighted average loss rate	Balance of the trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	2,500,049	Ps.	-	No
1 to 30 days past due	8.60%		157,478		13,554	No
31 to 60 days past due	27.20%		58,208		15,852	No
61 to 90 days past due	27.60%		14,497		3,994	No
More than 90 days past due	100%		40,618		40,618	Yes
Legal	100%		22,286		22,287	Yes
		Ps.	2,793,136	Ps.	96,305

Balance of the trade account receivables as of December 31, 2025	Weighted average loss rate	Balance of the trade account		Amount of credit loss		Credit impairment
Current (not past due)	0%	Ps.	3,266,331	Ps.	-	No
1 to 30 days past due	6.0%		145,487		8,795	No
31 to 60 days past due	7.60%		48,996		3,717	No
61 to 90 days past due	12.00%		30,629		3,677	No
More than 90 days past due	67%		49,517		33,150	Yes
Legal	100%		14,967		14,968	Yes
		Ps.	3,555,927	Ps.	64,306

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

The following is a table with a summary of the Company’s contractual maturities for its financial liabilities, including the interest to be paid, as of December 31, 2025:

9	December 31, 2025
	Weighted average of effective interest rate	Less than 1 month		From 1 to 3 months		From 3 months to 1 year		From 1 year to 5 years		More than 5 years		Total
Long-term debt securities (fixed rate)		Ps.	—	Ps.	—	Ps.	—	Ps.	10,878,000	Ps.	12,065,132	Ps.	22,943,132
Long-term debt securities (variable rate)			—		—						—
Fixed rate loans			—		—		5,377,588		16,083,003		-		21,460,591
Variable rate bank loans			—		—		3,431,640		—		205,662		3,637,302
Fixed rate interest			-		-		215,600		4,740,469		-		4,956,069
Variable rate interest	8.64%		9,953		594,929		1,144,437		5,080,126		1,020,395		7,849,840
Cash flow hedges	7.28%		113,297		414,383		1,080,135		3,318,879		405,850		5,332,544
Trade accounts payable and other payables	N/A		737,736		2,099,711		—		—		—		2,837,447
AMP	N/A		—		—		828,975		—		—		828,975
'Liabilities for assets in lease	N/A		1,502		3,004		13,520		77,884		—		95,910
		Ps.	862,488	Ps.	3,112,027	Ps.	12,091,895	Ps.	40,178,361	Ps.	13,697,039	Ps.	69,941,810

The interest payable from loans with variable interest rates was determined based on projected interest rates, plus the basis point adjustment corresponding to each bank loan.

The Company has bank loans, which include, among other obligations, restrictions that limit the destination of the resources, in addition to maintaining some financial ratios, as disclosed in Note 16 and Note 33, the Company issues debt Securities in Mexico and enters into bank loans to finance capital expenditures and refinance maturities.

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

In MBJ, the tariffs are billed and charged to domestic and international passengers in USD, which are assimilated into a fixed amount for 12 months (from April to March), and then updated for inflation in the United States. In January 2020, the new tariffs approved by the Jamaican Civil Aviation Authority (JCAA) in December 2019 came into effect, where the increase in the rate for international passengers was USD$19.34 to USD$24.74 per person and domestic passenger’s tariffs remained at USD$5.52 per person. Therefore, the Company’s revenues would not be exposed to a possible devaluation or appreciation of the Jamaican dollar against the US dollar.

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

The following is a sensitivity analysis of the Company financial assets and liabilities denominated in USD, if the peso were to depreciate or appreciate by 10%, which is the amount management considers reasonably possible of occurring at year end:

	USD amounts on December 31, 2025		Peso amounts at exchange rate of Ps.17.9667 on December 31, 2025		Peso amounts if exchange rate depreciated 10%		Peso amounts if exchange rate appreciated 10%
Thousands of U.S. dollars:
Financial assets:	176,678		3,174,315		2,885,741		3,491,746
Cash and cash equivalents	19,864	Ps.	356,894	Ps.	324,449	Ps.	392,583
Trade accounts receivable	196,542		3,531,209		3,210,190		3,884,329

Financial liabilities:
Accounts payable	(57,000)		(1,024,099)		(930,999)		(1,126,508)
Bank loans	(290,447)		(5,218,372)		(4,743,974)		(5,740,209)
	(347,447)	Ps.	(6,242,471)	Ps.	(5,674,973)	Ps.	(6,866,717)
Net asset position	(150,905)	Ps.	(2,711,262)	Ps.	(2,464,783)	Ps.	(2,982,388)

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

As a result of this, the Company determined that LIBOR exposure allowed an easy transition to the new SOFR reference rate beginning in September 2023, the Company’s derivative instruments only hedge the positions at a variable rate in pesos (Note 15).

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

The Company has financial debt denominated in pesos and U.S. dollars, which accrues interest at a variable rate based on TIIE 28-days and SOFR 1-month, respectively. If on the 2025 of year-end closing date the variable interest rates to which the Company is exposed had been 100 basis points (higher) or lower than the interest rate at year-end with the other variables remaining constant, the effect on net income and stockholders’ equity for the years ended December 31, 2023, 2024 and 2025 would have been as follows:

	2023		2024		2025
Effect in case of interest rate increase in 100 basis points
Variable rate long term debt	Ps.	(300,056)	Ps.	(326,275)	Ps.	(282,591)
Effect in case of interest rate decrease in 100 basis points
Variable rate long term debt	Ps.	300,056	Ps.	326,275	Ps.	(282,591)

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

On March 1, 2022, the Company contracted Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the 30-day Libor interest rate, currently SOFR 1-month, on two loans held by MBJA in U.S. dollars totaling USD$34.0 million. The USD$4.0 million SOFR 1-month interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$30.0 million bearing interest at SOFR 1-month plus 2.85% plus the 1-month SOFR rate, which was exchanged at a rate of 1.785%, and concluded with the refinancing of the loan on September 1, 2025.

Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for SOFR 1-month rate.

The interest rate profile of the Company interest-bearing financial instruments as of December 31, 2023, 2024 and 2025 is as follows:

	2023		2024		2025
Fixed-rate instruments

Financial liabilities	Ps.	(18,798,036)	Ps.	(21,096,385)	Ps.	(26,580,434)
Effect of interest rate swaps		(6,709,527)		(3,689,122)		-
	Ps.	(25,507,563)	Ps.	(24,785,507)	Ps.	(26,580,434)

Variable-rate instruments
Financial liabilities		(21,769,660)		(26,893,494)		(26,416,660)
Effect of interest rate swaps		6,709,527		3,689,122		-
	Ps.	(15,060,133)	Ps.	(23,204,372)	Ps.	(26,416,660)

As of December 31, 2023, 2024 and 2025, the amounts at the reporting date relating to items designated as hedged items were as follows:

	2023		2024		2025
Interest rate risk	Variable-rate instruments
Change in value used for calculating hedge ineffectiveness	Ps.	(226,307)	Ps.	(116,064)	Ps.	6,548
Cash Flow hedge reserve		60,720		(4,583)		-

The amounts relating to items designated as hedging instruments and hedge ineffectiveness as of December 31, 2023, 2024 and 2025, were as follows:

	2023		2024		2025
Interest rate risk	Interest rate swaps
Nominal amount	Ps.	6,709,527	Ps.	3,689,122	Ps.	-
Carrying amount		60,720		(4,583)		-
Line item in the consolidated statement of financial position where the hedging instrument is included	Derivative financial instruments (liabilities)
Changes in the value of the hedging instrument recognized in OCI	Ps.	(120,038)	Ps.	(102,873)	Ps.	6,548
'Line item in profit or loss affected by the reclassification	Finance costs
Amount reclassified from costs of hedging reserve to profit or loss	Ps.	20,175	Ps.	9,583	Ps.	-

The following tables provides a reconciliation by risk category of components of equity and analysis of OCI items and net of tax, resulting from cash flow hedge accounting as of December 31, 2023, 2024 and 2025:

	2023		2024		2025
Cash flow hedges		Hedge Reserve		Hedge Reserve		Hedge Reserve
Balance on January 1	Ps.	130,624	Ps.	60,720	Ps.	(4,583)
Changes in fair value		(120,038)		(102,873)		6,548
Amount reclassified to profit or loss		20,175		9,583		-
Changes in deferred tax asset		29,959		27,987		(1,965)
Balance at December 31	Ps.	60,720	Ps.	(4,583)	Ps.	-

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
-
Possible: decrease over the entire 50 basis point curve (0.50%)
-
Stress: decrease over the entire curve of 100 basis points (1.00%)

During 2020, the company entered into SWAPS interest rate contracts to cover the interest payments of the “GAP 20” during 2020, referenced to floating interbank interest rates. With these instruments, GAP will pay amounts based on a fixed rate and will receive amounts based on the TIIE reference rate at the valuation date.

For accounting purposes under IFRS, the Company has designated these contracts as cash flow hedges, so changes in fair value will be recognized through other comprehensive income. The fair value of these instruments is exposed to decreases in interbank interest rates, such exposure is included in the sensitivity table of derivative financial instruments. The Company estimates that an increase in the reference rates would have similar exposures but opposite. As of December 31, 2025, and the GAP 19 and GAP 20 debt securities concluded with the payment of principal on March 22, 2024, and February 6, 2025, respectively.

During 2022, the Company entered into two SWAPS as cash flow hedges to hedge the risk of an increase in the SOFR 1-month rate on two loans held by MBJA in U.S. dollars. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative only hedge the SOFR 1 month rate and concluded with the refinancing of the loan on September 1, 2025.

Due to the SWAPS coverages have already concluded with the payment of the debt principal, it is no longer necessary to perform the analysis sensitivity for coverage.

Decrease in interbank interest rates (basis points)
		Likely		Possible		Stress
Type of derivative, value or contract	Hedge type	(25 bps)		(50 bps)		(100 bps)
Hedge accounting derivatives	Cash flow	Ps.	(4,087)	Ps.	(8,183)	Ps.	(16,407)
Total effect on fair value		Ps.	(4,087)	Ps.	(8,183)	Ps.	(16,407)

Capital Management – The policy of the Board of Directors of the Company is to maintain a strong capital position to provide confidence to its investors, creditors, and the market and to sustain future development of the business. The Board of Directors monitors the return on equity, which the Company defines as the net profit divided by the total stockholders' equity.

The Board of Directors seeks to maintain the optimal balance for the ratio between total liabilities and the stockholders' equity, which may result from increased levels of bank loans up to the financial structure that it deems optimal, therefore, management seeks authorization from the Board of Directors for any additional debt issuances or for the prepayment of debt. While total liabilities grow in relation to equity and net profit continues to increase, the Company will generate higher returns on capital. The Company has no obligation to maintain a ratio of equity to total liabilities in particular.

The following table shows the ratio of stockholders’ equity to total liabilities of the Company as of December 31, 2023, 2024 and 2025:

	2023		2024		2025
Shareholders’ equity –controlling interest	Ps.	19,781,783	Ps.	22,345,799	Ps.	22,470,451
Total liabilities		46,500,212		57,031,334		63,304,344
Ratio of total Shareholders’ equity – controlling interest to liabilities		0.4		0.4		0.4

The Company may elect to repurchase its own shares in the stock market, under the following terms and conditions:

–
The acquisition has to be previously approved at a Shareholders Meeting and be at market price (except in the case of public offerings or auctions authorized by the stock market).
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

As of December 31, 2023, 2024 and 2025, the fair value of financial liabilities recognized at amortized cost was Ps.40,836,961, Ps.48,256,614 and Ps.52,859,408, respectively, while their book value is Ps.41,004,371, Ps.48,454,441 and Ps.53,664,374, respectively. The fair value of loans is determined in accordance with generally accepted pricing models based on discounted cash flow analysis determined in accordance with Level 2 of fair value.

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
5.
Cash and cash equivalents

As of December 31, 2023, 2024 and 2025, the balances are comprised of the following:

	December 31, 2023		December 31, 2024		December 31, 2025
Cash	Ps.	1,796,444	Ps.	1,261,199	Ps.	3,117,329
Investments of cash surpluses		8,258,622		12,204,662		7,335,677
Cash equivalents designated for expenditure, held in trust in short term		145		166		192
Total	Ps.	10,055,211	Ps.	13,466,027	Ps.	10,453,198

6.
Trade accounts receivable - net

As of December 31, 2023, 2024 and 2025, the trade accounts receivable was comprised of the following:

	December 31, 2023		December 31, 2024		December 31, 2025
Trade accounts receivable	Ps.	2,442,465	Ps.	2,793,136	Ps.	3,555,927
Expected credit loss of the year		(191,236)		(96,305)		(64,306)
	Ps.	2,251,229	Ps.	2,696,831	Ps.	3,491,621

The accounts receivable includes balances to be reimbursed to the Company by domestic and international airlines for passengers charges (TUA) of Ps.1,745,152, Ps.2,054,031 and Ps.2,722,588 as of December 31, 2023, 2024 and 2025, respectively. Passenger charges are payable for each passengers (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

The movements for allowance for expected credit loss are recognized under operating cost in the consolidated statement of profit or loss and other comprehensive income.

	2023		2024		2025
Beginning balance	Ps.	(202,621)	Ps.	(191,236)	Ps.	(96,305)
Allowance for ECL		(43,348)		(24,459)		(27,335)
Reversal of allowance for ECL		54,733		119,390		59,334
Ending balance	Ps.	(191,236)	Ps.	(96,305)	Ps.	(64,306)

The allowance for expected credit loss includes customer balances that are in litigation or bankruptcy procedure and legal proceedings, which at the date of the consolidated financial statements are not yet completed. As of December 31, 2023, 2024 and 2025 these balances amounted to Ps.79,090, Ps.22,286 and Ps.14,968, respectively.

The allowance also includes customer balances in arrears in their payments and in the process of regularization; therefore, these are not yet in legal proceedings at year-end. As of December 31, 2023, 2024 and 2025 the amount of these balances are to Ps.112,146, Ps.73,084 and Ps.32,598, respectively. During 2023, 2024 and 2025, the Company recognized reversals of allowance of the balances that were in a legal process with an unfavorable outcome for the Company, the amount of these bad debt expense totaled Ps.42,243, Ps.117,113 and Ps.40,610, respectively also decreasing the balance of accounts receivable. The reversal of bad debts had no effect on the operating results of the Company during 2023, 2024 and 2025. In 2023, 2024 and 2025 cancellations were for Ps.12,490, Ps.2,277 and Ps.18,724, respectively.

The allowance for expected credit loss of trade accounts receivable and contracts assets are based on assumptions about the probability and severity of expected loss. The Company applies its judgment to make these assumptions, selecting key input data for the calculation of such estimate based on historical, existing market conditions and prospective estimates at the end of each reporting period.

The following are past due balances of accounts receivable, for which there has not been reserve of allowance for expected credit loss, according to the Company’s policy and their maturity date:

	December 31, 2023		December 31, 2024		December 31, 2025
Accounts receivables past due from 1 to 30 days	Ps.	124,985	Ps.	198,096	Ps.	145,488
Accounts receivables past due 31 to 60 days		48,939		58,208		48,995
Accounts receivables past due 61 to 90 days		17,409		22,496		31,384
Accounts receivables past due more than 90 days		5,967		1,511		330
	Ps.	197,300	Ps.	280,311	Ps.	226,197

The following is the percentage of the main clients of the Company in relation to the total of the trade accounts receivable, segregating the accounts receivable of airport services (SAE) and the passengers charges (TUA) that correspond to the amounts that airlines recover from passengers on behalf of the Company and subsequently pay:

	December 31, 2023		December 31, 2024		December 31, 2025
	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE	% receivable of TUA	% receivable of SAE
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	20.9%	2.3%	20.3%	2.2%	31.5%	2.0%
Aeroenlaces Nacionales, S.A. de C.V.	19.0%	1.7%	20.1%	0.1%	19.1%	1.0%
Aerovías de México, S.A. de C.V.	7.5%	0.6%	8.3%	0.7%	8.0%	0.5%
American Airlines, Inc.	3.5%	1.9%	4.3%	0.5%	0.2%	0.2%

The Company has cash, bonds and other assets that guarantee certain amounts from TUA as well as accounts receivable from clients as of December 31, 2023, 2024 and 2025. These guarantees could be applied to any unpaid balance in the event of a breach from clients and under certain circumstances.

The Company limits its exposure to credit risk from trade accounts receivable by establishing a maximum payment period of 30 and 60 days for airlines and from 5 to 30 days for commercial customers, respectively.

7.
Machinery, equipment and improvements on leased assets - net

As of December 31, 2023, 2024 and 2025, the machinery, equipment and improvements on leased assets are comprised as follows:

	Balance as of January 1, 2023		Additions		Disposals		Currency translation effect		Balance as of December 31, 2023
Investment:
Machinery and equipment	Ps.	5,189,873	Ps.	766,872	Ps.	(41,829)	Ps.	(138,775)	Ps.	5,776,141
Office furniture and equipment		416,512		71,385		(8,371)		(7,325)		472,201
Computer equipment		1,722,175		359,100		(27,855)		(32,568)		2,020,852
Transportation equipment		140,523		41,840		(7,943)		(3,920)		170,500
Communication equipment		61,982		254		(1,183)		(8)		61,045
Improvements on leased assets		185,001		378,284		—		—		563,285
Total investment		7,716,066		1,617,735		(87,181)		(182,596)		9,064,024
Accumulated depreciation:
Machinery and equipment		(2,330,406)		(454,682)		41,829		43,869		(2,699,390)
Office furniture and equipment		(219,196)		(39,489)		7,339		2,618		(248,728)
Computer equipment		(1,067,607)		(319,495)		27,855		17,372		(1,341,875)
Transportation equipment		(93,763)		(25,681)		5,784		1,942		(111,718)
Communication equipment		(25,826)		(5,172)		988		—		(30,010)
Improvements on leased assets		(51,010)		(29,010)		—		—		(80,020)
Total accumulated depreciation		(3,787,808)		(873,529)		83,795		65,801		(4,511,741)
Net amounts	Ps.	3,928,258	Ps.	744,206	Ps.	(3,386)	Ps.	(116,795)	Ps.	4,552,283

	Balance as of January 1, 2024		Additions		Disposals		Currency translation effect		Balance as of December 31, 2024
Investment:
Machinery and equipment	Ps.	5,776,141	Ps.	743,447	Ps.	(133,160)	Ps.	242,356	Ps.	6,628,784
Office furniture and equipment		472,201		182,377		(16,330)		37,777		676,025
Computer equipment		2,020,852		396,460		(130,524)		85,371		2,372,159
Transportation equipment		170,500		57,592		(19,148)		14,904		223,848
Communication equipment		61,045		1,825		(2,836)		123		60,157
Property and improvements on leased assets		563,285		16,366		—		—		579,651
Total investment		9,064,024		1,398,067		(301,998)		380,531		10,540,624
Accumulated depreciation:
Machinery and equipment		(2,699,390)		(719,983)		133,078		(143,524)		(3,429,819)
Office furniture and equipment		(248,728)		(72,394)		15,868		(9,277)		(314,531)
Computer equipment		(1,341,875)		(438,401)		129,647		(43,754)		(1,694,383)
Transportation equipment		(111,718)		(32,101)		15,351		(3,985)		(132,453)
Communication equipment		(30,010)		(12,782)		2,812		(14)		(39,994)
Property and improvements on leased assets		(80,020)		(30,316)		—		—		(110,336)
Total accumulated depreciation		(4,511,741)		(1,305,977)		296,756		(200,554)		(5,721,516)
Net amounts	Ps.	4,552,283	Ps.	92,090	Ps.	(5,242)	Ps.	179,977	Ps.	4,819,108

	Balance as of January 1, 2025		Additions		Disposals		Currency translation effect		Balance as of December 31, 2025
Investment:
Machinery and equipment	Ps.	6,628,784	Ps.	498,710	Ps.	(86,794)	Ps.	(134,524)	Ps.	6,906,176
Office furniture and equipment		676,025		55,404		(12,528)		(18,806)		700,095
Computer equipment		2,372,159		213,024		(85,010)		(30,411)		2,469,762
Transportation equipment		223,848		42,513		(20,620)		(5,140)		240,601
Communication equipment		60,157		10,452		(3,491)		(201)		66,917
Property and improvements on leased assets		579,651		11,584		—		—		591,235
Total investment		10,540,624		831,687		(208,443)		(189,082)		10,974,786
Accumulated depreciation:
Machinery and equipment		(3,429,819)		(493,888)		75,700		61,247		(3,786,760)
Office furniture and equipment		(314,531)		(58,119)		10,864		6,434		(355,352)
Computer equipment		(1,694,383)		(362,372)		83,448		21,498		(1,951,809)
Transportation equipment		(132,453)		(44,869)		20,590		4,511		(152,221)
Communication equipment		(39,994)		(8,055)		3,382		34		(44,633)
Property and improvements on leased assets		(110,336)		(50,633)		—		—		(160,969)
Total accumulated depreciation		(5,721,516)		(1,017,936)		193,984		93,724		(6,451,744)
Net amounts	Ps.	4,819,108	Ps.	(186,249)	Ps.	(14,459)	Ps.	(95,358)	Ps.	4,523,042

As of December 31, 2023, 2024 and 2025, the net balances of machinery, equipment and improvements on leased assets are:

	December 31, 2023		December 31, 2024		December 31, 2025
Net amounts:
Machinery and equipment	Ps.	3,076,751	Ps.	3,198,965	Ps.	3,119,415
Office furniture and equipment		223,473		361,494		344,743
Computer equipment		678,977		677,776		517,953
Transportation equipment		58,782		91,395		88,381
Communication equipment		31,035		20,163		22,284
Property and improvements on leased assets		483,265		469,315		430,266
Total amounts	Ps.	4,552,283	Ps.	4,819,108	Ps.	4,523,042

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

As of December 31, 2025, the Company has several buildings under operating leases for office use. In Note 14.b and 31, the costs and obligations under these leases are disclosed.

8.
Improvements to concession assets - net

As of December 31, 2023, 2024 and 2025, the improvements to concession assets are comprised as follows:

	Balance as of January 1, 2023		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2023
Investment:
Improvements to concession assets	Ps.	22,105,909	Ps.	3,466,108	Ps.	(45,609)	Ps.	1,474,633	Ps.	(497,455)	Ps.	26,503,586
Construction in-progress		6,568,212		7,311,966		—		(1,474,633)		(35,647)		12,369,898
Total investment		28,674,121		10,778,074		(45,609)		—		(533,102)		38,873,484
Accumulated amortization		(8,413,628)		(1,578,061)		10,496		—		104,953		(9,876,240)
Net amounts	Ps.	20,260,493	Ps.	9,200,013	Ps.	(35,113)	Ps.	—	Ps.	(428,149)	Ps.	28,997,244

	Balance as of January 1, 2024		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2024
Investment:
Improvements to concession assets	Ps.	26,503,586	Ps.	1,662,838	Ps.	(45,073)	Ps.	7,522,852	Ps.	803,410	Ps.	36,447,613
Construction in-progress		12,369,898		6,917,645		—		(7,522,852)		128,671		11,893,362
Total investment		38,873,484		8,580,483		(45,073)		—		932,081		48,340,975
Accumulated amortization		(9,876,240)		(1,533,638)		35,443		—		(354,224)		(11,728,659)
Net amounts	Ps.	28,997,244	Ps.	7,046,845	Ps.	(9,630)	Ps.	—	Ps.	577,857	Ps.	36,612,316

	Balance as of January 1, 2025		Additions		Divestitures		Transfers		Currency translation effect		Balance as of December 31, 2025
Investment:
Improvements to concession assets	Ps.	36,447,613	Ps.	2,609,074	Ps.	(8,624)	Ps.	4,416,253	Ps.	(472,567)	Ps.	42,991,749
Construction in-progress		11,893,362		7,145,566		—		(4,416,253)		(153,501)		14,469,174
Total investment		48,340,975		9,754,640		(8,624)		-		(626,068)		57,460,923
Accumulated amortization		(11,728,659)		(1,715,996)		3,701		—		260,304		(13,180,650)
Net amounts	Ps.	36,612,316	Ps.	8,038,644	Ps.	(4,923)	Ps.	-	Ps.	(365,764)	Ps.	44,280,273

As of December 31, 2023, 2024 and 2025, the net amounts of improvements to concession assets are:

	Total balance as of
	December 31, 2023		December 31, 2024		December 31, 2025
Net amounts:
Improvements to concession assets	Ps.	16,627,346	Ps.	24,718,954	Ps.	29,811,099
Construction in-progress		12,369,898		11,893,362		14,469,174
Total amounts	Ps.	28,997,244	Ps.	36,612,316	Ps.	44,280,273

Improvements to concession assets are comprised by intangible assets from additions and improvements to such assets in accordance with IFRIC 12, as well as other investments that have been carried out to the infrastructure of the airports qualifying as intangible assets, even though they are not in committed investments in the MDP.

As of December 31, 2023, 2024 and 2025, the balance of machinery, equipment, improvements on leased assets and improvements to concession assets includes investments pending to be paid in Mexican airports of Ps.904,486, Ps. 1,193,561 and Ps.1,578,524, respectively. Construction in-progress relates mainly the building of a taxiway, new parking building and roads at the Guadalajara airport, rehabilitation of taxiway in Puerto Vallarta airport, the rehabilitation of the runway and SSEI building at the Bajío Airport, the expansion of the New Transit Processing Building at the Tijuana Airport, the expansion, remodeling, and reconfiguration of Terminal 2, and the expansion of the platform at San José del Cabo Airport, the expansion of the terminal building in Mexicali and the, expansion of the taxiway of the Kingston Airports as well as the expansion of the terminal at the Montego Bay airport.

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

The table below shows the values of airport concessions and rights to use airport facilities as of December 31, 2023, 2024 and 2025:

		2023		2024		2025
Acquisition cost	Ps.	15,938,359	Ps.	16,600,878	Ps.	16,600,878
assigned to:
Rights to use airport facilities (Note 10):
Runways, aprons, platforms	Ps.	519,057	Ps.	519,057	Ps.	519,057
Buildings		577,270		577,270		577,270
Other facilities		91,241		91,241		91,241
Land		930,140		930,140		930,140
		2,117,708		2,117,708		2,117,708
Airport concessions		13,820,651		13,820,651		13,820,651
Right of use of concessioned assets		-		662,519		662,519
		13,820,651		14,483,170		14,483,170
	Ps.	15,938,359	Ps.	16,600,878	Ps.	16,600,878

The original amortization term for the concessions is 49 years. As mentioned in Note 1.a, the concession value was assigned in August 1999, the date in which the amortization term began, and will run through November 2048. As regards the right of use of concessioned assets, their amortization period will be from January 1, 2025, until the end of the concession.

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
–
On October 19, 2023, the AFAC notified to the Company that it modified the Tariff Regulation bases establish in the Appendix 7 of the concession agreement. These bases have an application immediately, however, it respects the MDP and the current maximum tariff 2024, it approved for the period 2020-2024. The main changes were the determination of the discount rate that must be calculated using the methodology of weighted average cost of capital, instead of cost of capital. In addition, the new bases consider an adjustment to the reference value if the actual traffic units of the previous five-year period have been 3% higher than the projected traffic units for those periods, the adjustment will be made under regulated revenues less the concession rights of surplus revenues; this change would be applicable for the period 2025-2029. Other changes exist such as the determination of terminal value, as well as the redistribution of values of reference between the airports mainly.
–
The concession may be renewed in one or more instances for terms that do not exceed an additional 50 years.
b.
Sangster International Airport (MBJ)

As disclosed in Note 1.a, the Company acquired DCA in 2015, which holds a 74.5% stake in MBJA in 2015, located in Montego Bay, Jamaica. MBJA has a concession to operate, maintain and operate the airport for a period of 30 years, counted as of April 12, 2003. GAP consolidates thus subsidiary since April 2015. However or at the same time on July 26, 2024, it was announced that the modifications to the Concession Contract with the AAJ of the Montego Bay airport, derived from the effects suffered by the Concessionaires during the COVID-19 pandemic, have been signed. The main modification was the concession period, which will expire thirty-one (31) years after the start date of the contract, that is March 2034.

The concession of MBJ contains the following terms and conditions:

–
On April 3, 2003, MBJ entered into a concession agreement with AAJ pursuant to which Authority granted MBJA the right to rehabilitate, develop, operate and maintain MBJ. The MBJA is thereby designated as the approved airport operator and permitted to undertake the functions of AAJ, regarding MBJ. The agreement was amended on December 16, 2005 and further amended on April 12, 2006.
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
–
For the years ended December 31, 2023, 2024 and 2025 the Company recognized as concession taxes USD$44.2 million (Ps.784.8 millions), USD$45.8 million (Ps.837.8 millions) and USD$37.3 million (Ps.717.3 millions), respectively for the payment of concession fees.
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

The NMIA Concession contains the following terms and conditions:

–
Through the Concession agreement, PACKAL is obliged to pay the AAJ a monthly concession tax of 62.01% of the total aeronautical and non-aeronautical revenues based on the gross revenues. On July 26, 2024, it was announced that the concession fee rate was reduced to 53.22%, effective retroactively from September 11, 2023 through the end of the concession term. For the years ended December 31, 2023, 2024 and 2025 the Company recognized USD$41.3 million (Ps.733.6 million), USD$36.4 million (Ps.665.6 million) and USD$41.1 million (Ps.791.1 million), respectively, for the payment of concession fees.
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

The value of the concessions as of December 31, 2023, 2024 and 2025 is as follows:

	December 31, 2023		December 31, 2024		December 31, 2025
Mexican airport concessions	Ps.	13,820,651	Ps.	14,483,170	Ps.	14,483,170
Concession airport MBJA (fair value on date of acquisition in USD$176,086,000) (1)		2,974,709		3,568,964		3,163,684
Concession airport NMIA (upfront fees on date of acquisition in USD$7,146,500)		120,729		144,847		128,399
Less - accumulated amortization (2)		(8,137,101)		(8,574,800)		(9,035,209)
	Ps.	8,778,988	Ps.	9,622,181	Ps.	8,740,044

(1)
The other airport concession includes translation effect for an amount of Ps.(452,218), Ps.618,373, and Ps.(421,728) as of December 31, 2023, 2024 and 2025, respectively.
(2)
Amortization includes translation effect for an amount of Ps.(21,141), Ps.(30,067) and Ps.(14,438) as of December 31, 2023, 2024 and 2025, respectively, Due to translation effects.

The amortization charge for the years ended December 31, 2023, 2024 and 2025, amounts to Ps.458,633, Ps.467,767 and Ps.474,846, respectively.

10.
Rights to use airport facilities

The value of the rights to use airport facilities as of December 31, 2023, 2024 and 2025 was as follows (only Mexican airports):

	December 31, 2023		December 31, 2024		December 31, 2025
Rights to use airport facilities	Ps.	2,117,708	Ps.	2,117,708	Ps.	2,117,708
Less - accumulated amortization		(1,470,907)		(1,519,909)		(1,553,518)
	Ps.	646,801	Ps.	597,799	Ps.	564,190

The amortization charge for the years ended December 31, 2023, 2024 and 2025 amounts to Ps.56,699, Ps.49,002 and Ps.33,609, respectively.

11.
Other acquired rights

As of December 31, 2023, 2024 and 2025 the other acquired rights correspond to payments made by the Company after the date the concessions were granted, in order to early-terminate certain long-term lease contracts that existed at that time between ASA and third-party leaseholders in Mexican airports. The rights acquired are comprised as follows:

	December 31, 2023		December 31, 2024		December 31, 2025
Right to operate the charter and general aviation terminal at San José del Cabo airport terminal	Ps.	344,443	Ps.	344,443	Ps.	344,443
Right to operate commercial space and advertising spaces at Tijuana airport		15,935		15,935		15,935
Right to operate various commercial space, advertising spaces and skywalk services at Puerto Vallarta airport		309,616		309,616		309,616
Right to operate commercial space, advertising spaces services at Guadalajara airport		93,560		93,560		93,560
Rights to operate cargo operation and hangars in the Tijuana airport polygon(1)		399,485		399,485		399,485
Right to operate various parking lots		5,673		5,673		5,673
Rights to operate bonded warehouses(2)		-		2,212,448		2,212,448
		1,168,712		3,381,160		3,381,160
Less – accumulated amortization		(354,415)		(513,301)		(800,804)
	Ps.	814,297	Ps.	2,867,859	Ps.	2,580,356

(1) Derived from the acquisition of IEM, investments were recognized for the rights to lease cargo operation and hangars in the Tijuana airport polygon for Ps.399,845 through the business combination.

(2) As a result of the acquisition of GWTC, rights to operate bonded warehouses in the Guadalajara airport zone were recognized for Ps.2,212,448, through the business combination.

Amortization recognized for the years ended December 31, 2023, 2024 and 2025 amounted to Ps.16,697, Ps.158,886 and Ps.287,503, respectively, for each of the three periods. These assets have a useful life until the end of the concession, as their use and operation will continue until the term expires, except for GWTC which ends the useful lives of the asset until 2033.

12.
Income taxes

The Company is subject to income taxes, in accordance with the tax laws in Mexico, Spain and Jamaica.

Current income taxes – The income tax rate for the Mexican entities is 30%. With the exception of the airports of Mexicali and Tijuana located in the Border of Mexico with the United States of America, which for year 2019 was 20%, applying the “Decreto de Estímulos Fiscales Región Fronteriza Norte” in which one third of the income tax will be applied and according to the decree published by the Government of Mexico in December 2020, the decree is extended until 2026. The tax rate for MBJA and PACKAL is 25% in Jamaica, as well as for DCA in Spain.

To determine deferred income taxes as of December 31, 2023, 2024 and 2025 the Company applied the enacted tax rates to temporary differences based on their estimated reversal dates in Entities of the Company.

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

The balances of recoverable taxes are comprised as follows:

	December 31, 2023		December 31, 2024		December 31, 2025
Recoverable taxes:
ISR	Ps.	645,868	Ps.	395,304	Ps.	442,477
VAT		482,353		361,320		362,414
Withholding taxes		20,513		43,418		45,404
IMPAC		1,203		1,203		-
Corporation taxes		96,547		185,080		169,827
Other		6,533		24,385		1,413
	Ps.	1,253,017	Ps.	1,010,710	Ps.	1,021,535

c.
Income Tax – Income tax expense (benefit) for the years ended December 31, 2023, 2024 and 2025 consists of the following:

	2023		2024		2025
Income tax:
Current	Ps.	3,616,811	Ps.	3,989,603	Ps.	4,812,765
Deferred		(544,721)		(749,301)		(699,536)
	Ps.	3,072,090	Ps.	3,240,302	Ps.	4,113,229

d.
Effective tax rate – The reconciliation of the statutory income tax rate and the actual effective income tax rate as a percentage of income before income taxes for the years ended December 31, 2023, 2024 and 2025 is shown below:

	%	2023		%		2024	%	2025
'Income before income taxes		Ps.	12,761,690		Ps.	12,115,741		Ps.	14,113,838
Income tax by applying the weighted average statutory rate (1)	28.3%		3,615,812	30.9%		3,634,722	30.9%		4,234,151
Effects of inflation over monetary assets	(3.6)%		(454,352)	(4.3)%		(403,499)	(4.3)%		(237,688)
Unrecognized (applied) tax loss carryforwards	(0.2)%		(28,028)	(0.1)%		(2,160)	(0.1)%		46,150
Employee benefits	(0.1%)		(17,939)	(0.3%)		(9,243)	(0.3%)		(16,026)
Tax rate change	(—%)		-	0.4%		15,236	0.4%		16,205
Other	(0.3)%		(43,403)	0.1%		5,246	0.1%		70,437
Effective tax rate	24.1%	Ps.	3,072,090	26.7%	Ps.	3,240,302	26.7%	Ps.	4,113,229

(1)
The tax rate used for the 2023, 2024 and 2025 previous reconciliations above are the average corporate tax rate, respectively payable by corporate entities in Mexico, Jamaica and Spain on taxable profits in accordance with tax laws in these jurisdictions.
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

The net assets for deferred taxes belong to Mexico subsidiaries:

	December 31, 2023		December 31, 2024		December 31, 2025
Deferred ISR asset (liability):
Expected credit loss	Ps.	37,063	Ps.	14,857	Ps.	3,895
Machinery and equipment		139,178		148,473		148,565
Improvements to concession assets		1,293,468		1,363,641		1,625,845
Airport concessions and rights to use airport facilities		5,588,605		5,673,273		5,747,853
Other acquired rights		183,100		187,441		190,790
Derivative financial instruments		(50,231)		(5,420)		-
Other assets		622		899		1,004
Tax loss carryforwards		28,028		588,177		906,146
Employee benefits		81,562		117,555		76,995
Accruals		36,418		39,819		55,173
Net deferred income tax asset	Ps.	7,337,813	Ps.	8,128,715	Ps.	8,756,266

The net deferred income tax liabilities relate to subsidiaries in Mexico and Jamaica:

	December 31, 2023		December 31, 2024		December 31, 2025
Deferred tax (liability) asset:
Trade receivables	Ps.	4,863	Ps.	8,383	Ps.	13,356
Machinery, equipment and improvements on leased assets		25,309		33,599		107,179
Improvements to concession assets		(1,089)		(1,215)		(1,023)
Airport concessions and other rights		(394,725)		(1,174,504)		(1,068,156)
Accruals		30,468		77,948		11,493
Deferred tax liability	Ps.	(335,174)	Ps.	(1,055,789)	Ps.	(937,151)

f.
Unrecognized deferred income tax assets – Unrecognized deferred income tax assets in the consolidated statement of financial position are comprised of the following items of the Companies:

	December 31, 2023		December 31, 2024		December 31, 2025
Tax loss carryforwards	Ps.	431,934	Ps.	465,308	Ps.	469,277
Deductible tax temporary difference		138,326		142,942		145,515
	Ps.	570,260	Ps.	608,250	Ps.	614,792

The Company does not recognize deferred tax assets on tax loss carryforwards for which it is not likely to generate future taxable profits to utilize such tax losses.

The Company does not recognize deferred tax assets relating to temporary differences between the accounting and tax value of investments in subsidiaries, as it has the power to control the reversal date of those temporary differences and does not expect them to reverse in the foreseeable future.

g.
Deferred income tax from tax loss carryforwards – The Company has generated tax losses in the subsidiaries of Los Mochis, Manzanillo, AHP, DTI, IEM, GAP, and CORSA. In accordance with the tax legislation related to concessions, the losses generated up to December 2023 will expire in 2048 for Los Mochis and Manzanillo, while the losses generated by AHP, DTI, IEM, GAP, and CORSA could be recovered within 10 years from the date they were generated. According to future financial projections, the tax losses that could be recovered are recognized as part of deferred assets and are shown in the following table:

	December 31, 2023		December 31, 2024		December 31, 2025
Tax loss carryforwards	Ps.	1,579,920	Ps.	3,418,190	Ps.	4,443,514
Unrecognized tax loss carryforwards		(1,439,780)		(1,551,027)		(1,564,257)
Recognized tax loss carryforwards	Ps.	140,140	Ps.	1,867,163	Ps.	2,879,257

h.
Balances and movements of deferred taxes during the period.

	Balance as of January 1, 2023		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2023
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	40,449	Ps.	(3,386)	Ps.	—	Ps.	37,063
Machinery, equipment and improvements on leased assets		122,854		16,324		—		139,178
Improvements to concession assets		1,037,511		255,957		—		1,293,468
Airport concessions and rights to use airport facilities		5,432,747		155,858		—		5,588,605
Other acquired rights		176,967		6,133		—		183,100
Derivative financial instruments		(87,067)		6,876		29,959		(50,232)
Other assets		492		130		—		622
Tax loss carryforwards		-		28,028		—		28,028
Employee benefits		66,073		16,088		(599)		81,562
Accruals		20,142		16,277		—		36,419
Total deferred tax asset	Ps.	6,810,168	Ps.	498,285	Ps.	29,360	Ps.	7,337,813

	Balance as of January 1, 2024		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2024
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	37,063	Ps.	(22,206)	Ps.	—	Ps.	14,857
Machinery, equipment and improvements on leased assets		139,178		9,295		—		148,473
Improvements to concession assets		1,293,468		70,173		—		1,363,641
Airport concessions and rights to use airport facilities		5,588,605		84,668		—		5,673,273
Other acquired rights		183,100		4,341		—		187,441
Derivative financial instruments		(50,232)		16,825		27,987		(5,420)
Other assets		622		277		—		899
Tax loss carryforwards		28,028		560,149		—		588,177
Employee benefits		81,562		33,764		2,229		117,555
Accruals		36,419		3,400		—		39,819
Total deferred tax asset	Ps.	7,337,813	Ps.	760,686	Ps.	30,216	Ps.	8,128,715

	Balance as of January 1, 2025		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2025
Temporary differences for the deferred tax asset:
Expected credit loss	Ps.	14,857	Ps.	(10,962)	Ps.	—	Ps.	3,895
Machinery, equipment and improvements on leased assets		148,473		92		—		148,565
Improvements to concession assets		1,363,641		262,204		—		1,625,845
Airport concessions and rights to use airport facilities		5,673,273		74,580		—		5,747,852
Other acquired rights		187,441		3,349		—		190,790
Derivative financial instruments		(5,420)		7,385		(1,965)		—
Other assets		899		105		—		1,004
Tax loss carryforwards		588,177		317,969		—		906,146
Employee benefits		117,555		(40,560)		-		76,995
Accruals		39,819		15,354		—		55,173
Total deferred tax asset	Ps.	8,128,715	Ps.	629,516	Ps.	(1,965)	Ps.	8,756,266

	Balance as of January 1, 2023		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2023
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	-	Ps.	4,863	Ps.	-	Ps.	4,863
Machinery, equipment and improvements on leased assets		(3,161)		1,986		26,484		25,309
Improvements to concession assets		(1,461)		89		283		(1,089)
Airport concessions		(528,757)		42,855		91,177		(394,725)
Accruals		44,575		(3,357)		(10,750)		30,468
Total deferred tax liability	Ps.	(488,804)	Ps.	46,436	Ps.	107,194	Ps.	(335,174)

	Balance as of January 1, 2024		Effects of profit and loss			Acquired in business combinations	Other comprehensive income		Balance as of December 31, 2024
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	4,863	Ps.	2,549	Ps.	-	Ps.	971	Ps.	8,383
Machinery, equipment and improvements on leased assets		25,309		3,234		-		5,056		33,599
Improvements to concession assets		(1,089)		92		-		(218)		(1,215)
Airport concessions and other rigths		(394,725)		(58,653)		(642,273)		(78,853)		(1,174,504)
Accruals		30,468		41,393		-		6,087		77,948
Total deferred tax liability	Ps.	(335,174)	Ps.	(11,385)	Ps.	(642,273)	Ps.	(66,957)	Ps.	(1,055,789)

	Balance as of January 1, 2025		Effects of profit and loss		Other comprehensive income		Balance as of December 31, 2025
Temporary differences for the deferred tax liability:
Trade accounts receivable	Ps.	8,383	Ps.	13,355	Ps.	(8,382)	Ps.	13,356
Machinery, equipment and improvements on leased assets		33,599		103,673		(30,093)		107,179
Improvements to concession assets		(1,215)		97		95		(1,023)
Airport concessions and other rigths		(1,174,504)		(38,922)		145,270		(1,068,156)
Accruals		77,948		(8,185)		(58,270)		11,493
Total deferred tax liability	Ps.	(1,055,789)	Ps.	70,018	Ps.	48,620	Ps.	(937,151)

13.
Accounts payable

The Company receives credit from its suppliers for 30 and 45 days without charging interest, whereby the provider payment policy is to pay the maximum term granted. As of the date of these consolidated financial statements there is no supplier that represents more than 10% of its investments in productive assets and/or the total operating costs.

	December 31, 2023		December 31, 2024		December 31, 2025
Suppliers	Ps.	1,808,751	Ps.	2,354,495	Ps.	2,837,447
Other suppliers		109,472		182,759		566,296
Interest payable		420,048		456,599		647,096
Direct or short term employee benefits		116,924		165,189		209,897
Others		102,727		661,079		746,355
Total	Ps.	2,557,922	Ps.	3,820,121	Ps.	5,007,091

The balance of direct employee benefits corresponding principally of provisions of vacation pay, employee profit sharing, bonuses and others benefits.

14.
Leases Obligations

a.
Lease contracts

The Company leased space for its corporate offices. The average lease term is from 1 to 5 years in 2025.

The obligations of the Company stem from financial leases that are guaranteed by the title of the lessors to the leased assets.

b. Future minimum lease payments

The amount of future minimum lease payments as of December 31, 2025 were as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
Less than one year	Ps.	28,428	Ps.	(10,402)	Ps.	18,026

Liabilities for assets in lease long term		96,782		(18,898)		77,884
Total liabilities for leased assets	Ps.	125,210	Ps.	(29,300)	Ps.	95,910

As of December 31, 2023, 2024 and 2025 the Company recognized Ps.17,517, Ps.17,815 and Ps.19,422, respectively for the amortization of assets for the rights of use.

The interest rates that underlie all obligations under lease agreements are fixed by an average discount interest of 10.36%, 10.71% and 10.67% during the years 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025 was recognized Ps.4,805, Ps.3,695 and Ps.5,540, respectively, due interest on the liability for lease in the consolidated statement of profit or loss and other comprehensive income.

15.
Derivative financial instruments

The Company has borrowings denominated in US dollars and debt securities at variable interest rates in pesos, which in case of an increase in interest rates, would reduce the Company’s cash flows.

The Company’s derivative financial instruments are negotiated in the Over The Counter market, through national and international counter parties.

On February 27, 2019, the Company contracted an interest rate SWAP with Scotiabank, in order to cover the risk of an increased interest rate, related to the issuance of the “GAP19” with a value of Ps.3,000,000 which were issued at an interest rate TIIE and was swapped to 8.03% fixed rate, until the end of the debt certificates. Changes in fair value were recognized in other comprehensive income in the consolidated statement of profit or loss and other comprehensive income and were presented in the hedge reserve and were recycled to financial expenses to the extent that the interest of the associated debt is recognized and concluded with the maturity and paid of the debt securities in March 2024.

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

On March 1, 2022, the Company contracted with the Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAP’s) in order to hedge the risk of increasing the SOFR 1-month interest rate on two loans held by MBJA totaling USD$34.0 million. The USD$4.0 million SOFR 1-month interest plus 3.10% bearing loan was swapped at a rate of 1.59%, maturity date concluded with the repayment of the loan in April 2025. The second loan of USD$30.0 million bearing interest at SOFR 1-month plus 2.85% was swapped at a rate of 1.785% which concluded with the refinancing of the loan on September 1, 2025. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income of profit or loss and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for SOFR 1-month rate.

The financial instruments with Scotiabank to cover the debt securities “GAP 19” and “GAP 20” were not entered into for speculative purposes and were formally designated and therefore did qualify as hedging instruments for accounting purposes and as a result changes in their fair value are recognized in OCI and profit or loss in the financial instrument of cash flow hedges reserve. The hedging of the “GAP 19” ended in March 2024 and for “GAP 20 in February 2025, respectively, with the payment.

The main characteristics and the fair value of these derivatives as of December 31, 2023 and 2024 are as follows:

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2023
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	3,000.0	February 2019	8.03%	March 2024	Ps.	144,096
Scotiabank	Ps.	3,000.0	March 2020	6.332%	February 2025		23,600
					Total asset		167,696
Derivatives designated as hedge financial instruments
The Bank of Nova Scotia	USD$	12.0	March 2022	1.59%	April 2025		(5,455)
The Bank of Nova Scotia	USD$	30.0	March 2022	1.7850%	September 2025		(21,535)
Total					Total liability	Ps.	(26,990)

	Notional amount (millions)		Hedge start date	Rate	Due date	Fair value as of December 31, 2024
Derivatives designated as hedge financial instruments
Scotiabank	Ps.	3,000.0	March 2020	6.332%	February 2025		18,256
					Total asset		18,256
Derivatives designated as hedge financial instruments
The Bank of Nova Scotia	USD.	12.0	March 2022	1.59%	April 2025		(766)
The Bank of Nova Scotia	USD.	30.0	March 2022	1.79%	September 2025		(10,724)
					Total liability	Ps.	(11,490)

For the years ended on December 31, 2023, 2024, and 2025, no income or expense was recognized for the extrinsic value. As of December 31, 2023, and 2024, Ps.60,718 and Ps.4,583, respectively, were recognized as a fair value gain on the SWAP hedges of the GAP 19 and GAP 20 certificates. As of December 31, 2025, no gain or loss was recognized.

On February 27, 2019, the coverage of the variable interest rate generated by the certificates of deposit issued in March 2019 began; these certificates were placed at a variable rate of 28-day TIIE plus 45 basis points, for which a SWAP was contracted to convert the TIIE to a fixed rate of 8.03%. As of December 31, 2023, and 2024, financial income of Ps.101,504 and Ps.23,715, respectively, was recognized due to the variation of the TIIE according to the fixed rate agreed upon in the SWAP, and it concluded with the repayment of the principal on March 22, 2024.

On March 2, 2020, the coverage of the variable interest rate generated by the certificates of deposit issued in February 2020 began; these certificates were issued at a variable rate of 28-day TIIE plus 17 basis points, for which a SWAP was contracted to convert the TIIE to a fixed rate of 6.332%. As of December 31, 2023, 2024, and 2025, financial income of Ps.152,487, Ps.146,711, and Ps.12,763, respectively, was recognized due to changes in the TIIE according to the fixed rate agreed upon in the SWAP, which ended on February 6, 2025, with the maturity and payment of the certificates.

On March 1, 2022, the Company contracted Bank of Nova Scotia two derivative financial transaction by exchange of interest rates (SWAPS) in order to hedge the risk of increasing the 30-day Libor interest rate, currently SOFR 1-month, on two loans held by MBJA in U.S. dollars totaling USD$34.0 million. The USD$4.0 million SOFR 1-month interest plus 3.10% bearing loan was swapped at a rate of 1.59%, until maturity of the loan. The second loan of USD$30.0 million bearing interest at SOFR 1-month plus, 2.85% was swapped at a rate of 1.785% until maturity of the loan. Changes in the fair value are recognized in other comprehensive income in the consolidated statement of income and other comprehensive income and are presented in the hedge reserve and are recycled to financial expenses to the extent that the interest of the associated debt is recognized, the derivative is only for SOFR 1-month rate. As of December 31, 2023, 2024 and 2025, a financial income of USD$0.1 million and USD$1.4 million and USD$0.5 million respectively were recognized due to the variation of the SOFR 1-month according to the agreed fixed rate of the SWAP.

16.
Bank Loans and issuance of Debt Securities
a.
Bank Loans

The Company issued debt securities in Mexico to finance capital investments and refinance debt maturities, in addition to contracting bank loans for business acquisitions and for the financing of investments in airports located in Jamaica. The totality of the credits contracted with banking institutions and third parties are described below:

	December 31 2023		December 31 2024		December 31 2025
MBJA signed a simple unsecured loan with its shareholder Vantage in June 2007 for USD$10.9 million, which is repayable at the same maturity date as the IFC´s loans but are subject to restrictions. Interest is accrued at an interest rate of 14.0% per annum and semi-annual instalments	Ps.	184,762	Ps.	221,671	Ps.	196,499
In February 2009, MBJA signed a simple unsecured loan with its shareholder Vantage for USD$510,000 to finance expenses related to a construction project of MBJA. The interest rate was set at 8.0%. The loan does not have an expiration date, no payments on account of capital have been made		8,616		10,337		9,163
On December 28, 2017, MBJA signed a simple unsecured loan with The Bank of Nova Scotia Jamaica Limited for USD$40.0 million. The loan bears interest at SOFR 1-month plus 285 basis points for a period of 7 years from this disposition and semi-annual instalments		202,722		81,073		—
On March 31, 2025, MBJA refinanced the unsecured revolving credit agreement with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for USD$60.0 million. The credit bears interest at 1‑month SOFR plus 200 basis points, with a maturity date of October 4, 2029, and semi‑annual instalments. As of December 31, 2025, the outstanding balance amounted to USD$48.0 million.		1,013,610		1,216,098		862,402
On March 18, 2022, GAP refinanced with Bank of Nova Scotia comer the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a four-years interest rate of 2.64%, due on January 20, 2026.		1,613,329		1,935,623		1,715,820
On March 18, 2022, GAP refinanced with BBVA Bancomer the simple unsecured loan contracted previously for the amount of USD$95.5 million, with a four-years interest rate of 2.45%, due on March 19, 2026.		1,613,329		1,935,623		1,715,820
On June 7, 2024, GAP refinanced a simple unsecured loan with Citibanamex for Ps.1,500,000 for a period of 18 months a variable interest rate 28 days TIIE plus 24 basis points, the payment of the principal will be at maturity.		1,500,000		1,500,000		—
On July 10, 2024, GAP refinanced the simple loan with Citibanamex for Ps.1,000,000 with a 12-month maturity, bearing interest at a variable rate of 28-day TIIE plus 18 basis points.		1,000,000		1,000,000		—
On September 18, 2025, GAP refinanced the simple loan agreement with Banamex for USD$40.0 million, with a 5‑year maturity, bearing interest at a variable rate of SOFR plus 81 basis points, with the principal due at maturity.		675,740		810,732		718,668
On October 18, 2024, GAP refinanced the simple loan agreement with Santander for Ps.1,500,000 with a 12-month maturity, bearing interest at a variable rate of 28-day TIIE plus 38 basis points, with payment of principal at maturity.		1,500,000		1,500,000		—
On June 20, 2024, GAP signed a simple credit agreement with BBVA México, S.A., for Ps.875,000, maturing in 12 months, bearing interest at a variable rate of 28-day TIIE plus 20 basis points, with payment of principal at maturity on May 30, 2025, with no commissions.		—		875,000		—
On May 30, 2025, GAP obtained a line of credit with Banamex for Ps.3,375,000 with a five-year maturity, generating interest at a variable rate of TIIE funding plus 54 basis points, with principal repayment at maturity on May 30, 2030. As of December 31, 2025, the value of the TIIE rate is 7.1978%.		—		—		3,375,000
Total unpaid balance of bank loans and long-term debt		9,312,108		11,086,157		8,593,372
Less - Current portion		(4,830,316)		(6,982,903)		(3,647,241)
Long-term portion	Ps.	4,481,792	Ps.	4,103,254	Ps.	4,946,131

b)
Issuance of Debt Securities

	December 31 2023	December 31 2024	December 31 2025
Unsecured debt securities issued in the Mexican market on February 20, 2015, for Ps.1,500,000 under the name "GAP 15-2" at a fixed annual interest rate of 7.08% over a period of 10 years, maturing on February 7, 2025.	1,500,000	1,500,000	—
Unsecured debt securities issued in the Mexican market on March 29, 2019, for Ps.3,000,000 under the GAP 19 code, at a variable interest rate of 28-day TIIE plus 45 basis points, with a term of 5 years which ended with the payment of the principal on March 22, 2024.	3,000,000	—	—
Unsecured debt securities issued in the Mexican market on February 13, 2020, for Ps.3,000,000 under the "GAP 20" at a variable interest rate of 28-day TIIE plus 17 basis points, for a term of 5 years which concluded with the payment of the principal on February 6, 2025.	3,000,000	3,000,000	—
Unsecured debt securities issued in the Mexican market on June 25, 2020, for Ps.3,598,000 under the "GAP 20-3" name, at a fixed interest rate of 8.14% for a period of seven years.	3,598,000	3,598,000	3,598,000
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.2,500,000 under the “GAP 21”, at a variable interest rate of 28-day TIIE plus 60 basis points, with a term of 4 years which concluded with the payment of the principal on May 6.	2,500,000	2,500,000	—
Unsecured debt securities issued in the Mexican market on May 7, 2021, for Ps.3,000,000 under the "GAP 21-2" name, at a fixed interest rate of 7.91% for a period of seven years.	3,000,000	3,000,000	3,000,000
Green debt securities with unsecured guarantee, issued in the Mexican market on October 15, 2021, for 5-year with ticker symbol “GAP21V”, for Ps.1,500,000. Interest payable every 28 days at a variable rate of TIIE-28 plus 25 basis points; the payment of the principal will be at maturity, on October 9, 2026, with the option of early amortization. As of December 31, 2025, the TIIE rate is 7.3489%.	1,500,000	1,500,000	1,500,000
Unsecured 5-year debt securities issued in the Mexican market on March 17, 2022, for Ps.2,000,000 under the “GAP 22” name, at a variable rate of TIIE-28 plus 18 basis points for a period of five years. As of December 31, 2025, the TIIE rate is 7.3489%.	2,000,000	2,000,000	2,000,000
Unsecured debt securities issued in the Mexican market on March 17, 2022, for Ps.3,000,000 under the "GAP 22-2" name, at a fixed interest rate of 9.67% for a period of ten years.	3,000,000	3,000,000	6,000,000
Unsecured debt securities issued in the Mexican market on September 26, 2022, for Ps.2,757,588 under the "GAP 22L" name, at a variable rate of TIIE-28 plus 26 basis points for a period of five years. As of December 31, 2025, the TIIE rate is 7.3489%.	2,757,588	2,757,588	2,757,588
Unsecured 5-year debt securities issued in the Mexican market on March 27, 2023, for Ps.1,120,000 under the “GAP 23-L”, at a variable interest rate of 28-day TIIE plus 22 basis points, with a term of 4 years. As of December 31, 2025, the TIIE rate value is 7.3489%.	1,120,000	1,120,000	1,120,000
Unsecured debt securities issued in the Mexican market on March 27, 2023, for Ps.4,280,000 under the “GAP 23-2L”, with interest payable every 182 days at a fixed annual interest rate of 9.65%, for a term of 7 years.	4,280,000	4,280,000	4,280,000
Unsecured notes, issued in the Mexican market on March 20, 2024, for Ps.1,384,868 under the ticker “GAP 24-L”, at a variable interest rate of 28-day TIIE plus 25 basis points, for a term of 3 years. As December 31, 2025, the value of the TIIE rate is 7.3489%.	—	1,384,868	1,384,868
Debts Certificates, issued in the Mexican market on March 20, 2024, for Ps.1,615,132 under the ticker “GAP 24-2L”, interest payable every 182 days at a fixed interest rate of 9.94% for a period of seven years.	—	1,615,132	1,615,132

Debts Certificates, issued in the Mexican market on September 5, 2024, for Ps.5,648,134 under the ticker “GAP 24”, at a variable interest rate of 28-day TIIE plus 60 basis points, for a term of 5 years. As December 31, 2025, the value of the TIIE rate is 7.3489%.		—		5,648,134		5,648,134
Debts Certificates, issued in the Mexican market on February 4, 2025, for Ps.3,000,000 under the code “GAP 25,” at a variable interest rate of 28-day TIIE plus 50 basis points, with a term of 3 years. As of December 31, 2025, the TIIE rate is 7.3489%.		—		—		3,000,000
Debts Certificates, issued in the Mexican market on August 22, 2025, for Ps.4,050.000 million under “GAP 25-2,” at a variable interest rate of 28-day TIIE plus 48 basis points, with a term of 3 years. As of December 31, 2025, the TIIE rate is 7.3489%.		—		—		4,050,000
Debts Certificates, issued in the Mexican market on August 22, 2025, for Ps.4,450,000 billion under “GAP 25 3,” with interest payable every 182 days at a fixed interest rate of 9.02% per annum, with a term of 6 years.		—		—		4,450,000
Total unpaid balance of long-term debt		31,255,588		36,903,722		44,403,722
Less - Current portion		(3,000,000)		(7,000,000)		(5,377,588)
Long-term portion	Ps.	28,255,588	Ps.	29,903,722	Ps.	39,026,134

The resources obtained during 2025 from the issuance of the long-term debt securities were used for the payment of the principal amount of Ps.3,000,000 of the “GAP 20” debt securities issued on February 13, 2020 and maturing on February 6 , 2025 and the “GAP 21” debt securities issued on May 2021 , 2015 and maturing on May 2 7, 2025 in the amount of Ps.2,500,000 as well as the repayment of the principal of the loan with Santander for an amount of Ps.1,500,000. The remaining funds were used to meet the investment commitments under the Master Development Program for fiscal year 2025 in Mexico and commercial investments.

Expenses amounting to Ps.61,509 related to the issuance of debt certificates were recognized.

The debt previously described, matures as follows:

Year	Amount
2026	Ps.	9,024,828
2027		6,767,268
2028		10,050,000
2029		6,510,536
2030		8,373,668
Thereafter		12,270,793
	Ps.	52,997,093

As of December 31, 2023, 2024 and 2025, debts are payable by the following companies:

	As of December 31, 2023
Company	Current		Long-Term		Total
GAP	Ps.	7,000,000	Ps.	32,157,986	Ps.	39,157,986
MBJA		830,316		579,394		1,409,710
Total	Ps.	7,830,316	Ps.	32,737,380	Ps.	40,567,696

	At December 31, 2024
Company	Current		Long-Term		Total
GAP	Ps.	12,685,732	Ps.	33,774,967	Ps.	46,460,699
MBJA		1,297,171		232,009		1,529,180
Total	Ps.	13,982,903	Ps.	34,006,976	Ps.	47,989,879

	At December 31, 2025
Company	Current		Long-Term		Total
GAP	Ps.	8,809,228	Ps.	43,119,802	Ps.	51,929,030
MBJA		215,600		852,463		1,068,063
Total	Ps.	9,024,828	Ps.	43,972,265	Ps.	52,997,093

The loan agreements limit the Company’s use of proceeds for the financing of capital expenditures, working capital and prepayments of loans, in addition to prohibiting the merger of the airport creditors with any other entity, as well as the prohibition of sales or transfers of assets in an amount greater than Ps.1,000, without previous authorization from the creditors, in the event of non-compliance with any of the contracts, dividends from the legal entity may not be decreed. The obligation to maintain certain financial metrics is also established, with the refinancing of the loans some modifications were made and have been fulfilled.

As a result of the issuance of the debt securities, the Company has covenants which have been fulfilled during 2023, 2024 and 2025. The principal payment of the debt securities will be made at the end of the contractual term. Direct costs incurred in the issuance or incurrence of debt are deferred and amortized as part of interest expense, using the effective interest rate method over the term of each transaction. These costs include commissions and professional fees.

The Company has some bonds linked to key performance indicators (KPIs) on absolute emissions of Scope 1 and 2 Greenhouse Gases (GHG) (tCO₂e), aligned with the Airport Carbon Accreditation methodology, consistent with the GHG Protocol and ISO 14064.

The sustainability performance target (“SPT”) consists of achieving a 25% reduction in absolute Scope 1 and 2 GHG emissions (tCO₂e) by December 31, 2025, across all 14 airports, compared to the 2019 fiscal year, as detailed below:

KPI 2019 (base year) 2025 (SPT) % Change

GEI alcance 1&2 (tCO₂e) 61,993 46,703 -25%

Compliance with the SPT as of December 31, 2025, based on the information determined according to the described methodology and the independent verification carried out by a third party, the Company met the SPT on that date, recording absolute Scope 1 and 2 GHG emissions of 45,795 tCO₂e, which represents a 26.0% reduction compared to 2019.

c)
Reconciliation of liabilities arising from financing activities

									Non-cash changes
	Balance as of January 1, 2023		Repayments on bank loans and payments of debt securities		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2023
Debt securities current portion	Ps.	2,256,892	Ps.	(2,244,132)	Ps.	—	Ps.	2,715,459	Ps.	(552,569)	Ps.	5,654,576	Ps.	—	Ps.	—	Ps.	7,830,226
Long-term borrowings		6,232,858		—		—		1,000,000		(96,490)		(2,654,576)		—		—		4,481,792
Debt securities		25,855,588		—		5,400,000		—		—		(3,000,000)		—		—		28,255,588
Derivative financial instruments (Note 15)		(241,492)		—		—		—		—		—		—		100,786		(140,706)
Total	Ps.	34,103,846	Ps.	(2,244,132)	Ps.	5,400,000	Ps.	3,715,459	Ps.	(649,059)	Ps.	—	Ps.	—	Ps.	100,786	Ps.	40,426,900

									Non-cash changes
	Balance as of January 1, 2024		Repayments on bank loans and payments of debt securities		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2024
Debt securities current portion	Ps.	7,830,226	Ps.	(7,929,881)	Ps.	—	Ps.	5,658,480	Ps.	99,565	Ps.	8,324,513	Ps.	—	Ps.	—	Ps.	13,982,903
Long-term borrowings		4,481,792		—		—		-		945,975		(1,324,513)		—		—		4,103,254
Debt securities		28,255,588		—		8,648,134		—		—		(7,000,000)		—		—		29,903,722
Derivative financial instruments (Note 15)		(140,706)		—		—		—		—		—		—		133,940		(6,766)
Total	Ps.	40,426,900	Ps.	(7,929,881)	Ps.	8,648,134	Ps.	5,658,480	Ps.	1,045,540	Ps.	—	Ps.	—	Ps.	133,940	Ps.	47,983,113

									Non-cash changes
	Balance as of January 1, 2025		Repayments on bank loans and payments of debt securities		Proceeds from issuance of Debt securities		Proceeds from Debt long-term		Exchange effects		Long-term reclassification		Fair value adjustments in P&L		Hedges fair value adjustments		Balance as of December 31, 2025
Debt securities current portion	Ps.	13,982,903	Ps.	(13,982,903)	Ps.	—	Ps.	—	Ps.	—	Ps.	9,024,828	Ps.	—	Ps.	—	Ps.	9,024,828
Long-term borrowings		4,103,254		—		—		4,109,540		380,577		(3,647,240)		—		—		4,946,131
Debt securities		29,903,722		—		14,500,000		—		—		(5,377,588)		—		—		39,026,134
Derivative financial instruments (Note 15)		(6,766)		—		—		—		—		—		—		6,766		—
Total	Ps.	47,983,113	Ps.	(13,982,903)	Ps.	14,500,000	Ps.	4,109,540	Ps.	380,577	Ps.	—	Ps.	—	Ps.	6,766	Ps.	52,997,093

17.
Retirement employee benefits
a.
Defined contribution plans – Under Mexican legislation, the Company makes payments equivalent to 2% of its workers’ daily comprehensive salary to a defined contribution plan that is part of the retirement savings system. The expense was Ps.15,860, Ps.24,961 and Ps.37,210 in 2023, 2024 and 2025, respectively.

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

The amount included in the consolidated statement of financial position arising from the obligation of the Company for defined benefit plans on December 31, 2023, 2024 and 2025 is as follows:

	2023		2024		2025
Present value of defined benefit obligations	Ps.	280,423	Ps.	353,509	Ps.	429,078

The table below shows the movements in the present value of defined benefit obligations:

	2023		2024		2025
Opening defined benefit obligation	Ps.	216,908	Ps.	280,423	Ps.	353,509
Service cost recognized in net income		51,452		68,020		88,793
New measurement losses / (gains):
Actuarial losses (gains) resulting from changes in financial and demographic assumptions		15,932		(10,201)		(9,600)
Benefits paid		(3,869)		15,267		(3,624)
Ending defined benefit obligation	Ps.	280,423	Ps.	353,509	Ps.	429,078

Below are the amounts for the years ended December 31, 2023, 2024 and 2025 that were recognized in the consolidated statements of profit or loss and other comprehensive income:

	2023		2024		2025
Current service labor cost	Ps.	22,352	Ps.	36,997	Ps.	45,502
Interest cost		30,273		30,834		42,515
Actuarial (gains) losses		(1,173)		189		776
Components of defined benefit costs recognized in net profit		51,452		68,020		88,793
Benefits paid		(3,869)		15,267		(3,624)
Measurement of net defined benefit liability:
Actuarial losses arising from changes in financial and demographic assumptions recognized in other comprehensive income		15,932		(10,201)		(9,600)
Total recognized as employee benefit cost	Ps.	63,515	Ps.	73,086	Ps.	75,569

The main actuarial assumptions at the reporting date (expressed as weighted average nominal rates) are shown below:

	2023	2024	2025
Discount of the projected benefit obligation at present value	9.7%	10.7%	9.7%
Salary increase	5.3%	6.2%	6.0%
Remaining labor life	15.9 years	16.4 years	16.1 years
Inflation	3.8%	4.20%	3.7%

The discount rate is determined based on the structure of the interest rate curve of government bonds for 30 years. The net interest cost on the retirement benefit obligation is recorded in profit and loss within the operating cost, in conjunction with the other components of liabilities for retirement benefits.

If the discount rate had a variation of 100 basis points upward or downward, the effect on the liability for retirement benefits would be impacted by Ps.38,711.

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

b.
As of December 31, 2024 and 2025, common stock consists of the following:

	Number of shares	Nominal value
Fixed Capital
Series B	429,485,845	Ps.	1,015,232
Series BB	75,791,619		179,158
Total	505,277,464	Ps.	1,194,390

As of December 31, 2025, all shares are fully subscribed and paid. The Company’s shares are represented by common ordinary shares and without nominal value. Series “BB” shares, which may represent up to 15% of common stock, may only be transferred upon prior conversion into Series “B” shares, based on certain time restrictions.

Each share of Series “B” and “BB” gives the holder the right to one vote at any Ordinary Shareholders’ Meeting. According to the Company’s bylaws, shareholders of Series “B” shares either individually or jointly with their related parties, cannot hold more than 10% of the total outstanding common stock of the Company, and therefore are prohibited from exceeding such limits by participating through trusts, agreements, social pacts or bylaws, pyramid schemes or any other mechanism that provides a larger share than legally allowed. Additionally, the Company’s bylaws provide that if a person individually or jointly with its related parties, acquires a percentage of shares exceeding the limits of participation previously mentioned, the person or group of persons will be required to sell the excess over what is allowed through a public offering, during which time, the shares owned over the 10% threshold by such individuals will not have voting rights and cannot be represented in any Shareholders Meeting. Furthermore, the shareholders of Series “BB” shares, either individually or jointly with their related parties, may also be owners of shares of Series “B” shares, regardless of the shares they hold in the aggregate of Series “B” and Series “BB”. However, for those shareholders of the Series “BB” shares, their votes will be limited to no more than 10% of the voting common stock, and any additional participation is required to vote in the same way of the majority of the votes in any Shareholders Meeting.

Shareholders of Series “BB” shares are entitled to elect four members to the board of directors and their alternates, whereas shareholders of Series “B” shares with rights to vote, even limited or restricted, that individually or together owning 10% or more of the Company’s capital stock is entitled to elect one member to the board of directors at a Stockholders’ Meeting, and in such instances, such a shareholder or group of shareholders may not exercise the right to vote for the board members corresponding to the majority. If any shareholder or group of shareholders representing at least 10% of the common shares of which the common stock is comprised, exercises the right to appoint a board member, such a shareholder will not have the right to vote in the designation of the board members that correspond to appointment by the majority of Series “B” shareholders. The total number of members of the Board of Directors of the Company is 11, therefore holders of Series “B” shares have the right to appoint only seven members.

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

c.
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
d.
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
e.
On April 13, 2023, the General Extraordinary Shareholders’ Meeting approved to cancel of 7,024,113 stock shares of the Company that was in treasury.
f.
On May 23, 2023, the Ordinary Shareholders’ Meeting approved the ratification, appointment, and designation of the board of directors.
g.
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
h.
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

i.
In the Annual General Shareholders’ Meeting held on April 24, 2025, the Shareholders approved a dividend payment of Ps.16.84 per outstanding share on the payment date, excluding the shares repurchased by the Company in accordance with Article 56 of the Securities Market Law. The first payment of Ps.8.42 per share was made on May 28, 2025, and the second payment of Ps.8.42 per share was made on August 14, equivalent to Ps.4,254,436 for each installment.
j.
At the Annual General Shareholders’ Meeting held on April 24, 2025, the Shareholders approved the cancellation of the unutilized balance of the Share Repurchase Reserve, which had been authorized at the Ordinary General Shareholders’ Meeting held on April 25, 2024, amounting to Ps.2,500,000. Additionally, the Shareholders approved the maximum amount to be allocated for the repurchase of the Company’s own shares or credit instruments representing such shares, for an amount of Ps.2,500,000, for the 12‑month period following April 24, 2025, in compliance with Article 56, Section IV of the Securities Market Law. As of year 2025, no shares have been repurchased from the approved amount.
k.
General Corporate Law requires that at least 5% of the unconsolidated net income of the year, be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed, except in the form of stock dividends, until the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2023, 2024 and 2025, the legal reserve, in nominal pesos, was Ps.478,185, Ps.920,187 and Ps.238,878, respectively, corresponding to 0.42%, 77.0% and 20.0%, of the common stock, respectively.
l.
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
m.
The balances of Stockholders’ equity tax accounts as of December 31, 2023, 2024 and 2025 were as follows:

	2023		2024		2025
Contributed capital account	Ps.	24,278,285	Ps.	18,174,333	Ps.	18,839,632
Net tax income account		12,008,787		21,892,344		24,541,566
Stockholders equity tax account	Ps.	36,287,072	Ps.	40,066,677	Ps.	43,381,198

n.
In years 2023, 2024 and 2025 the balance of other comprehensive income consists of the reserve for foreign currency translation of DCA, MBJA and PACKAL from functional currency (euro and US dollar respectively) to the reporting currency (Mexican peso), the effects of the remeasurements of the employee benefit, the net income tax and the reserve for cash flow hedges financial instruments.
19.
Non-controlling interest (NCI)

On April 20, 2015 the Company acquired 100% of the shares of DCA, which owns 74.5% of the shares of MBJA and the remaining 25.5% is held by Vantage, as a non-controlling shareholder.

On September 13, 2023, the MBJA Board of Directors agreed to declare dividends from retained earnings amounting to USD $30.0 million, which were distributed based on their shareholding to DCA USD $22.35 million and Vantage USD $7.65 million, on November 15, 2023, at an exchange rate of $17.5033 (Ps.391,199) and (Ps.135,913), respectively.

On May 2, 2024, the MBJA Board of Directors agreed to declare dividends from retained earnings in the amount of USD $30.0 million, which were distributed based on their shareholding as USD $22.35 million to DCA and USD $7.65 million to Vantage. On May 31, the first payment of USD $15.0 million was made at an exchange rate of $16.9500 (Ps.189,41) and (Ps.64,834), respectively; on September 27, the second payment of USD $15.0 million was made at an exchange rate of $19.5870 (Ps.218,885) and (Ps.74,920), respectively.

On April 1, 2025, the MBJA Board of Directors agreed to declare dividends from retained earnings amounting to USD$30.0 million, which were distributed based on shareholding to DCA USD$22.35 million and to Vantage USD$7.65 million. On May 15, the payment of USD$30.0 million was made at an exchange rate of Ps.19.4373 (Ps.434,424) and (Ps.148,695), respectively.

On September 26, 2025, the MBJA Board of Directors agreed to declare dividends from retained earnings amounting to USD$30.0 million, which were distributed based on their shareholding to DCA USD$22.35 million and to Vantage USD$7.65 million.

On September 26, the payment of USD$30.0 million was made at an exchange rate of Ps.18.4312 (Ps.414,702) and (Ps.138,234), respectively.

On June 20, 2024, the Company acquired 51.5% of GWTC’s shares, while the remaining 48.5% is held by the founding partners as a non‑controlling interest.

On April 30, 2025, the Board of Directors of GWTC agreed to declare dividends from retained earnings amounting to $320,000, which were distributed according to shareholding: Ps.164,800 to GAP and Ps.155,200 to other shareholders. The payment was made on June 13.

On September 2, 2025, the GWTC Board of Directors agreed to declare dividends from retained earnings in the amount of $227,000, which were distributed based on shareholding to GAP Ps.116,900 and to other shareholders Ps.110,100. The payment was made on September 30, 2025.

The following table summarizes the information relating to DCA and GWTC that has material NCI, before any intra-group elimination as of December 31:

	2023		2024		2025
NCI percentage
Non-current assets	Ps.	5,338,641	Ps.	6,459,629	Ps.	6,371,096
Current assets		2,282,766		2,993,368		2,113,390
Non-current liabilities		(2,336,742)		(3,031,873)		(2,441,237)
Current liabilities		(724,416)		(975,452)		(849,855)
Net assets		4,560,249		5,445,672		5,193,394
Net assets attributable to NCI	Ps.	1,162,863	Ps.	2,275,940	Ps.	2,365,480

	2023		2024		2025
Revenues	Ps.	2,811,173	Ps.	3,626,664	Ps.	4,786,809
Profit / (loss)		575,248		802,252		1,154,810
OCI		(629,243)		481,171		77,968
Total comprehensive income		(53,995)		1,283,423		1,232,778
Profit / (loss) allocated to NCI		146,688		263,282		435,438
OCI allocated to NCI	Ps.	(77,868)	Ps.	115,438	Ps.	(68,593)

	2023		2024		2025
Net cash provided by operating activities		1,211,479		897,222		600,147
Net cash provided by investment activities		(330,259)		(385,817)		(391,611)
Net cash used in financing activities		144,613		(436,119)		(2,245,412)
Net increase (decrease) in cash and cash equivalents	Ps.	1,025,833	Ps.	75,286	Ps.	(2,036,876)

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

Complementary services are ramps and handling services, catering, maintenance and repairs, and traffic and dispatch services. Commercial services include services that are not essential for the operation of an airport; therefore, these revenues are not regulated by MT, lease of space to retailers, VIP Lounges, Publicity, Convenience Store, lodging services, and other miscellaneous income. Since July 1, 2024, the Company recognized revenues from handling storage and custody services in facilities considered as bonded warehouses.

The revenues of the subsidiaries MBJA and PACKAL have the same classification, therefore consolidated in the area that correspond to the numbers of airports in Mexico.

A price regulation system establishes in Mexico a MT rate for airport services and complementary services for each airport for each year in a five-year period. The maximum rate is the maximum amount of revenues per “workload unit” that may be earned at an airport each year from regulated sources. Under this regulation, a workload unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo. As of December 2019, SICT authorized the Company’s maximum rates applicable for the period 2020-2024. In August 2020, the Company presented to the Aeronautical Authority a proposal for adjustment to the MDP, which was authorized. In November 2020, the investment figures were adjusted and new TMs was applied from 2021 for the period 2021-2024. In August 2024, the SICT authorized the Company the applicable TMs for the period 2025-2029, as well as the PMD for airports in Mexico for the same period.

The maximum rates of Jamaican Airports, were approved in November 2019 and are applicable for the period 2020-2025.

During the periods ended December 31, 2023, 2024 and 2025, compliance with the TM by the Company’s Mexican airports were for 96.0%, 92.5% and 82.9%, respectively.

The table presents a summary for the years ended December 31, 2023, 2024 and 2025, of the Company’s revenues (these do not include revenues related to improvements to concession assets under IFRIC 12). Using the Airports Law classification, the information is sent to the SICT to comply with the Company’s reporting obligations with respect to regulated and unregulated revenues, which are classified as either aeronautical or non-aeronautical revenues. For this presentation, access fees charged to third parties for complementary services are classified as airport services.

	2023		2024		2025
Regulated revenues
Airport operating services to airlines:
Landing	Ps.	1,406,936	Ps.	1,468,350	Ps.	1,720,929
Charges for not canceling extended stay reservations		27,774		16,187		18,204
Parking on embarking/disembarking platform		172,395		210,956		260,518
Parking on extended stay or overnight platform		132,556		143,719		151,642
Passenger walkways and shuttle buses		38,383		38,510		228,460
Airport security charges		569,599		613,821		682,479
Airport real estate services to airlines:
Leasing of hangars to airlines		31,072		33,416		33,668
Leasing of shops, warehouses and stockrooms to airlines (operating)		7,148		7,366		6,838
Leasing of space and other terminal facilities to airlines within the terminal (operating)		70,152		80,467		84,187
Leasing of land and other surfaces to airlines outside the terminal (operating)		8,619		9,063		10,096
Leasing of check-in desks and other terminal space		5,366		5,316		4,738
Leasing of desks and other terminal space for ticket sale		2,165		6,115		7,244

Airport passenger services:
Domestic passenger charges		7,784,766		7,154,755		8,657,474
International passenger charges		8,276,384		8,520,174		10,082,456
Airport real estate services and rights of access to other operators		109,983		117,424		125,338
Complementary services:
Catering services		39,337		52,113		56,381
Other third-party ramp services rendered to airlines		188,772		214,253		261,195
Traffic and/or dispatch		44,759		48,773		56,863
Fuel supply or removal		335,941		353,595		352,681
Third-party airplane maintenance and repair		15,288		15,694		20,426
Total aeronautical services (regulated revenues included in the maximum rate)		19,267,395		19,110,067		22,821,817

Regulated revenues not included in the maximum rate:
Car parking charges		706,923		696,958		757,558
Recovery of cost over aeronautical services		134,753		130,028		131,382
Recovery of cost over non-aeronautical services		93,802		108,732		125,982
Total regulated revenues not included in the maximum rate		935,478		935,718		1,014,922
Total regulated revenues		20,202,873		20,045,785		23,836,739

	2023		2024		2025
Unregulated revenues(1)
Commercial concessions:
Retail operations		500,449		531,302		579,038
Food and beverages		617,302		835,559		985,518
Duty free		600,300		628,769		662,420
VIP lounges		74,523		136,348		153,087
Financial services		60,885		62,927		70,345
Communications and networks		13,890		15,199		16,228
Car rentals		526,202		750,708		798,052
Commercial leasing		20,016		13,130		13,424
Advertising		149,244		179,104		224,596
Time sharing developers		225,927		241,398		266,290
Leasing of space to airlines and other complementary service providers (non-operating)		205,381		214,273		215,618
Lease outside the terminal		111,031		68,262		70,343
Access control / Corporate offices		-		-		36,149
Convenience store		494,665		569,556		660,503
VIP Lounges operated directly		432,481		513,655		656,526
Royalties		2,277		-		-
Cargo operation and bonded warehouse		-		837,165		2,015,769
Hotel Operation		-		83,335		168,271
Revenues from sharing of commercial activities:
Retail operations		197,718		158,882		159,983
Food and beverages		385,580		324,656		332,441
Duty free		161,180		120,241		112,412
Financial services		41,736		31,538		31,348
Car rentals		84,023		60,105		58,570
Access fee for ground transportation		122,249		128,500		145,036
Non-airport access fees		32,557		16,621		17,534
Other leases		42,598		52,781		48,448
Services rendered to ASA		2,891		2,825		1,017
Various commercial-related revenues		124,846		159,209		190,202
Total unregulated revenues		5,229,951		6,736,048		8,689,168
Total of Non-aeronautical services(2)		6,165,429		7,671,766		9,704,090
Total aeronautical and non-aeronautical services	Ps.	25,432,824	Ps.	26,781,833	Ps.	32,525,907

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

Revenues from improvements to concession assets are recognized with respect to the additions and improvements made by the Company, which are committed under the MDP, and is a requirement of fulfillment. Revenues for the years ended as of December 31, 2023, 2024 and 2025 accounted for Ps.7,791,320, Ps.6,832,541 and Ps.8,882,633, respectively..

The revenues of the Company recognized as of December 31, 2023, 2024 and 2025 transferred at a point in time were Ps.19,115,716, Ps.18,863,430 and Ps.22,559,719, respectively and the revenues for services transferred over time was Ps.6,317,108, Ps.7,918,404 and Ps.9,966,188, respectively, which originated from the leasing of commercial spaces.

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

Type of Contract	Nature and timing of service	Revenue recognition according to IFRS 15

Aeronautical contracts with airlines

The Company provides the facilities to serve the passengers and the price is determined based on Maximum Rates approved by the SICT and the JCAA in Jamaica and is assigned based on the service category (TUA, operational airport services, and real estate services to airlines and car parking).

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

21.
Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2023, 2024 and 2025 were comprised of the following:

	2023		2024		2025
Depreciation	Ps.	851,577	Ps.	1,214,148	Ps.	1,228,308
Amortization		1,694,125		1,846,891		2,523,640
	Ps.	2,545,702	Ps.	3,061,039	Ps.	3,751,948

22.
Employee Cost

Employee Cost for the years ended December 31, 2023, 2024 and 2025 was comprised of the following:

	2023		2024		2025
Wages and salaries	Ps.	1,102,323	Ps.	1,301,962	Ps.	1,574,963
Other remunerations		164,011		208,105		249,063
Social benefits		154,563		209,158		267,858
Severance payments		16,901		12,265		24,704
Labor union fees		24,202		25,576		29,398
Taxes on employee benefits		30,064		38,715		48,218
PTU		96,455		146,802		162,975
Retirement employee benefits		51,452		68,966		88,793
Others		84,490		114,409		131,469
	Ps.	1,724,461	Ps.	2,125,958	Ps.	2,577,441

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

Cost of improvements to concession assets are comprised of the following as of December 31, 2023, 2024 and 2025:

	2023		2024		2025
Cost of improvements to concession assets	Ps.	7,791,320	Ps.	6,832,541	Ps.	8,882,633

24.
Other income – net

Other expenses (incomes) are comprised of the following as of December 31, 2023, 2024 and 2025:

	2023		2024		2025
Insurance recovery	Ps.	(6,295)	Ps.	(12,971)	Ps.	(6,326)
Sale of fixed assets		(5,365)		(87,880)		(12,616)
Cancellation of non-eligible liabilities and provisions		(24,948)		(25,220)		(30,792)
Other income		(27,724)		(102,467)		(77,670)
Total of other income		(64,332)		(228,538)		(127,404)

Repair of damage from natural disasters		18,262		4,857		10,177
Cost of retirement and disposal of fixed assets		5,339		45,890		14,274
Other expenses		24,855		72,715		16,549
Total other expenses		48,456		123,462		41,000
Other expense (income) – Net	Ps.	(15,876)	Ps.	(105,076)	Ps.	(86,404)

25.
Finance cost – Net

The net finance (cost) income is comprised of the following for the years ended December 31, 2023, 2024 and 2025:

	2023		2024		2025
Interest income from cash equivalents	Ps.	1,094,923	Ps.	1,086,019	Ps.	973,778
Interest on recovered taxes		43,655		2,997		9,652
Gain in interest hedge		253,991		170,426		12,493
Other		10,395		29,829		29,396
Total finance income		1,402,964		1,289,271		1,025,319
Interest cost from bank loans		(679,027)		(786,038)		(654,422)
Other financing costs		(70,478)		(85,413)		(87,610)
Interest cost for debt securities		(2,689,771)		(3,232,972)		(3,716,303)
Total finance cost		(3,439,276)		(4,104,423)		(4,458,335)
Exchange gain		2,077,806		1,636,929		1,044,244
Exchange loss		(2,418,517)		(1,756,680)		(1,077,505)
Exchange (loss) - Net		(340,711)		(119,751)		(33,261)
Finance cost - Net	Ps.	(2,377,023)	Ps.	(2,934,903)	Ps.	(3,466,277)

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

c.
In the same way AAJ approved the committed investments of the MDP for USD$111.7 million for MBJA and USD$101.4 million for PACKAL, through the 2020-2024 period. In December 2020, the AAJ granted MBJA and PACKAL the capital investment deferral for 2020, so they can start in June 2021. During 2023, 2024, and 2025, MBJA made investments for USD$11.6 million, USD$12.5 million and USD$13.4 million, respectively, and PACKAL for USD$2.6 million, USD$22.4 million and USD$23.5 million, respectively, in 2023, 2024 and 2025.
d.
On June 6, 2025, the AAJ authorized investments for Jamaica's airports for the period 2026-2030, amounting to USD$85.2 million for PACKAL and USD$118.1 million for MBJA.
e.
In March 2023, the AFAC authorized 100% compliance with the MDP for fiscal year 2022.
f.
In March 2024, the AFAC authorized 100% compliance with the MDP for fiscal year 2023.
g.
In March 2025, the AFAC authorized 100% compliance with the MDP for fiscal year 2024
27.
Contingencies

a)
Claims have been established against certain airports in Mexico by the municipalities in which they operate, for the payment of property tax (impuesto predial) related to land included within the conceded assets. Based on the opinion of its external legal counsel, the Company estimates that there are no legal bases for these claims and legal actions have been taken to obtain the nullity of such assessments and, where applicable, of the acts of execution or attachment that have been carried out based on them. The Company expects to have no adverse effect on its results of operations.

On November 26, 2014, the Municipal Authority of Tijuana issued a payment demand for property tax for the period from 2000 to 2014 for Ps.234,780, which was challenged by the Company on December 19, 2014, and the jurisdictional authority granted the Company a stay of execution against the acts of the municipal authority and set a bond of Ps.234,780, which was challenged by virtue of the fact that the Company considers that in previous lawsuits part of the amount set by the Court was already guaranteed, an aspect that has already been resolved by the Court; therefore, on June 19, 2018, the bond was exhibited before the Municipal Authority of Tijuana, Baja California for the amount of Ps.122,926.

In the month of October 2020, the Court issued a judgment adverse to the interests of the Company, for which a motion for review was filed, which was admitted by the Superior Court of Justice on January 14, 2021. On June 28, 2022, in a plenary session, the Court confirmed the impropriety of the claim made by the Airport. The Company is in the process of challenging the second-instance judgment. On August 24, 2022, an amparo suit (constitutional appeal) was filed before the responsible authority against the aforementioned resolution, which to date remains pending resolution.

Likewise, the Municipal Authority of Tijuana made payment demands for property tax for the 2015, 2016, and 2017 fiscal years, the above in the first quarter of the years 2020, 2021, and 2022 respectively, which are being challenged to date before the competent courts and are pending resolution. Similarly, during the month of March 2023, the aforementioned municipal authority made a new requirement regarding the 2018 fiscal year, which is pending challenge. By virtue of this new requirement made by the municipal authority, on April 26, 2023, the nullity suit was admitted, through which the Company will seek to legally nullify the effects of this requirement made in the month of March 2023. It continues with its challenge process. It is expected that during the first quarter of 2024 the Federal Court will issue a resolution in this regard.

Furthermore, on March 27, 2024, the Municipal Authority required payment from the airport for property tax in the amount of Ps.31,450 for the 2019 fiscal year. This new requirement has already been challenged by the Company for the same reasons for which the federal lawsuit was resolved in favor of the airport.

On September 19, 2025, a substitute compliance agreement was executed between the Tampico Ejido and the Federal Government, through the SICT, under which the dispute was resolved by paying compensation to the ejido, as well as fees, in a combined amount of Ps.723,318, and by formally restoring the land area that, prior to the concession, had been in the ejido’s possession and was not part of the Tijuana Airport boundary polygon.

b)
On October 1, 2013, four summonses were received in the name of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Puerto Vallarta airport, and various Federal Authorities related to four agrarian lawsuits through which the Ejido Valle de Banderas claims, among other things, the vacation and restitution of slightly more than 154 hectares of the Puerto Vallarta airport's perimeter, or in its case, a substitute fulfillment through the payment of an indemnity for said land, in addition to requesting the partial cancellation of the airport's concession title. On January 24, 2014, the first hearing was held consisting of the ratification of the claim by the ejido and the response given by each of the defendants, who, upon interposing, among other things, the exception of lack of jurisdiction both by subject matter and by territory, the hearing was suspended to give the dissenters three days to manifest what suits their legal interests. It should be noted that the Company estimates that the Agrarian Court of Tepic in the state of Nayarit does not have jurisdiction, because the land in dispute is in the state of Jalisco; furthermore, an Agrarian Court is not competent to declare the nullity of an administrative act such as a Concession title. To date, the Superior Court declared the Agrarian Court of Tepic competent, a ruling that was favorable but currently challenged before a Superior Federal Court. Derived from the challenge, the Superior Federal Court declared the court in Guadalajara, Jalisco, as competent in three of the lawsuits. Two of the three proceedings are before the agrarian Court of Jalisco pending resolution of lack of subject-matter jurisdiction. The third is pending the transfer of the records to the Guadalajara Court. The fourth procedure is in the Agrarian Court of Tepic pending resolution in the last instance regarding territorial jurisdiction; during 2020, jurisdiction was issued for its transfer to the Guadalajara Court and they are in their initial evidentiary stage, therefore, as of the date of issuance of the consolidated financial statements, said procedures remain pending resolution.

c)
On September 25, 2025, the Municipality of Tlajomulco de Zúñiga required the Airport for the concept of property tax for the fiscal years from 2006 to 2025 the amount of Ps.34,569, a requirement that was challenged in a timely and proper manner, and which is pending resolution before the administrative courts.

d)
In the event that said legal processes are resolved in such a way that they affect any of the Company's airports, the Company has legal recourse to challenge the resolutions; furthermore, under the terms of the concessions, the Company is guaranteed access to the land of the concessionaire companies and the Mexican Government will be responsible for any interruption of the operation caused by the ejidatarios and would have to restore the concessionaire in its rights for the use of public domain assets, in addition to compensating the economic damage to the airport. The Company's Management, together with its legal advisors, has concluded that there is no present obligation; therefore, the Company has not recognized any provision in this regard.

e)
The Company's operations are governed by federal and state laws and by regulations relating to the protection of the environment. Under these laws, regulations concerning water and air pollution, environmental impact studies, noise control, and hazardous and non-hazardous waste have been established. The Federal Attorney General for Environmental Protection (PROFEPA) may impose administrative, civil, and criminal sanctions against companies that violate environmental laws and has the power to close facilities that do not comply with said regulations. As of the date of issuance of the consolidated financial statements, Management has no knowledge of any sanction against the Company.

28.
Operating segment and geographic information

All airports provide similar services to their customers as described in Note 20.

The elimination of the investment of the Company in its subsidiaries is included under “Eliminations” along with any intersegment revenues and other significant intercompany operations.

The following are the results, assets and liabilities by segments for the years ended December 31, 2023, 2024 and 2025:

December 31, 2023	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	5,266,036	Ps.	2,915,378	Ps.	2,492,164	Ps.	2,932,155	Ps.	1,804,975	Ps.	525,222	Ps.	923,323	Ps.	2,408,142	Ps.	19,267,395	Ps.	—	Ps.	—	Ps.	19,267,395
Non-aeronautical services		1,041,913		622,543		561,976		1,169,048		800,061		98,269		182,829		437,237		4,913,873		1,251,556		—		6,165,429
Improvements to concession assets		4,271,867		450,925		1,715,824		376,172		206,137		37,558		185,069		547,769		7,791,320		—		—		7,791,320
Total revenues		10,579,816		3,988,846		4,769,964		4,477,375		2,811,173		661,049		1,291,221		3,393,145		31,972,588		1,251,556		—		33,224,144
Total intersegment revenues		—		—		—		—		—		—		—		—		—		8,369,155		(8,369,155)		—
Income from operations		4,619,800		2,294,571		2,137,339		2,851,985		895,296		337,981		761,752		786,858		14,685,583		8,822,285		(8,369,155)		15,138,713
Interest income		196,807		132,182		146,952		149,515		118,052		28,305		44,140		149,386		965,340		3,545,745		(3,108,120)		1,402,964
Interest expense		(1,227,357)		(557,143)		(468,036)		(417,251)		21,900		(90,792)		(118,086)		(189,167)		(3,045,932)		(3,501,465)		3,108,120		(3,439,276)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		—		—		—
Depreciation and amortization for the year		(459,556)		(421,742)		(230,168)		(326,769)		(467,968)		(99,270)		(87,899)		(332,729)		(2,426,100)		(119,602)		—		(2,545,702)
Share of gain of associate		—		—		—		—		—		—		—		—		—		1		—		1
Income before income taxes		3,500,714		1,847,204		1,682,813		2,408,417		814,105		242,928		652,492		697,638		11,846,310		9,284,535		(8,369,155)		12,761,690
Income taxes expense		(1,012,193)		(272,352)		(465,744)		(674,719)		(190,094)		(47,872)		(180,660)		(132,545)		(2,976,177)		(95,912)		—		(3,072,090)
Total assets		19,923,075		9,411,058		8,067,761		7,375,756		1,829,445		1,983,026		2,193,605		6,606,148		57,389,875		66,607,919		(56,552,935)		67,444,859
Total liabilities		1,185,166		504,424		714,059		754,806		2,579,087		285,351		403,847		1,287,445		7,714,185		39,892,672		(1,106,645)		46,500,212
Investments in associates		—		—		—		—		—		—		—		—		—		-		—		-
Net cash flows provided by operations activities		3,829,956		2,471,376		1,916,070		2,415,125		2,034,734		346,523		698,647		958,450		14,670,883		250,927		(986,955)		13,934,854
Net cash flow used in investing activities		(5,623,472)		(828,233)		(1,939,152)		(607,268)		(330,259)		(96,579)		(253,738)		(636,395)		(10,316,421)		5,772,710		(6,548,446)		(11,092,156)
Net cash flow used in financing activities		(132,785)		(2,081,188)		(784,133)		(1,543,711)		(1,109,162)		(221,136)		(275,360)		(475,945)		(6,623,420)		8,724,660		(6,891,002)		(4,789,761)
Additions to non-current as assets		16,440,266		6,444,268		5,728,023		4,432,137		4,451,408		1,068,774		1,227,213		3,978,379		43,770,469		2,150,649		—		45,921,118

December 31, 2024	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	5,372,285	Ps.	2,787,018	Ps.	2,414,056	Ps.	2,763,264	Ps.	1,870,679	Ps.	515,477	Ps.	917,088	Ps.	2,470,200	Ps.	19,110,067	Ps.	—	Ps.	—	Ps.	19,110,067
Non-aeronautical services		1,317,331		521,856		587,407		1,261,519		826,710		116,002		190,854		426,314		5,247,993		2,423,773		—		7,671,766
Improvements to concession assets		2,978,055		394,796		1,529,823		580,258		228,550		92,854		311,567		716,638		6,832,541		—		—		6,832,541
Total revenues		9,667,671		3,703,670		4,531,286		4,605,041		2,926,939		724,333		1,419,509		3,612,152		31,190,601		2,423,773		—		33,614,374
Total intersegment revenues		—		—		—		—		—		—		—		—		—		-		—		—
Income from operations		4,558,825		1,856,737		1,985,498		2,577,743		1,016,663		310,727		717,978		727,935		13,752,106		11,702,985		(10,404,447)		15,050,644
Interest income		108,675		71,911		117,311		212,713		127,281		46,097		43,703		113,053		840,744		765,165		(316,638)		1,289,271
Interest expense		(85,129)		(33,342)		(45,795)		(64,123)		(1,600)		(2,784)		(7,854)		(53,272)		(293,899)		(4,127,161)		316,637		(4,104,423)
Loss on financial investment held for coverage		—		—		—		—		—		—		—		—		—		—		—		—
Depreciation and amortization for the year		(603,129)		(472,715)		(220,975)		(364,526)		(480,960)		(100,863)		(88,856)		(364,927)		(2,696,951)		(364,088)		—		(3,061,039)
Share of gain of associate		—		—		—		—		—		—		—		—		—		-		—		-
Income before income taxes		4,584,792		1,912,396		2,115,131		2,875,373		737,050		376,118		777,153		821,232		14,199,245		8,320,943		(10,404,447)		12,115,741
Income taxes expense		(1,216,363)		(268,059)		(560,626)		(782,044)		(182,267)		(82,866)		(204,109)		(170,103)		(3,466,437)		226,135		—		(3,240,302)
Total assets		23,183,154		9,253,785		8,562,633		7,786,187		3,251,557		2,157,056		2,293,425		7,343,753		63,831,550		78,944,248		(61,122,725)		81,653,073
Total liabilities		3,527,338		537,554		874,292		1,021,721		2,921,359		316,090		390,550		1,703,381		11,292,285		50,414,360		(4,675,311)		57,031,334
Investments in associates		—		—		—		—		—		—		—		—		—		-		—		-
Net cash flows provided by operations activities		4,838,698		2,456,836		2,104,689		2,691,413		1,282,586		432,691		684,270		1,459,868		15,951,051		1,283,663		(560,374)		16,674,340
Net cash flow used in investing activities		(3,893,093)		(564,476)		(1,399,244)		(663,155)		(378,960)		(125,270)		(268,817)		(1,153,604)		(8,446,619)		4,114,608		(4,452,973)		(8,784,984)
Net cash flow used in financing activities		(1,019,994)		(1,856,472)		(1,315,231)		(2,028,031)		(916,868)		(164,462)		(533,069)		(580,428)		(8,414,555)		7,847,474		(4,452,973)		(5,020,054)
Additions to non-current as assets		19,490,073		6,402,930		6,924,576		4,823,390		5,992,175		1,086,793		1,413,917		4,860,588		50,994,442		5,054,149		—		56,048,591

December 31, 2025	Guadalajara		Tijuana		Puerto Vallarta		San José del Cabo		Montego Bay		Hermosillo		Guanajuato		Other Airports		Total reportable segments		Other Companies		Eliminations		Total
Aeronautical services	Ps.	6,529,859	Ps.	3,372,198	Ps.	2,927,339	Ps.	3,349,711	Ps.	1,809,739	Ps.	625,765	Ps.	1,120,758	Ps.	3,086,447	Ps.	22,821,817	Ps.	—	Ps.	—	Ps.	22,821,817
Non-aeronautical services		1,470,764		519,130		653,345		1,331,007		848,880		111,025		196,562		462,260		5,592,973		4,111,117		—		9,704,090
Improvements to concession assets		3,628,505		1,131,899		1,990,617		423,484		258,407		61,451		358,366		1,029,904		8,882,633		—		—		8,882,633
Total revenues		11,629,128		5,023,227		5,571,301		5,104,203		2,917,028		798,241		1,675,687		4,578,609		37,297,424		4,111,117		—		41,408,540
Total intersegment revenues		—		—		—		—		—		—		—		—		—		11,254,435		(11,254,435)		—
Income from operations		5,113,484		2,148,225		2,259,227		2,879,943		1,014,992		571,828		1,032,435		942,146		15,962,280		12,872,270		(11,254,435)		17,580,115
Interest income		141,367		59,469		79,384		201,805		83,040		68,791		36,565		28,200		698,621		1,309,618		(982,920)		1,025,319
Interest expense		(494,162)		(66,028)		(161,097)		(113,392)		(190,976)		(26,335)		(31,961)		(104,832)		(1,188,783)		(4,252,472)		982,920		(4,458,335)
Depreciation and amortization for the year		(877,246)		(510,818)		(252,380)		(409,460)		(524,760)		(103,113)		(105,425)		(412,467)		(3,195,669)		(556,279)		—		(3,751,948)
Income before income taxes		4,691,867		2,103,269		2,142,731		2,858,976		717,926		396,428		814,550		978,673		14,704,420		10,663,821		(11,254,403)		14,113,838
Income taxes expense		(1,307,269)		(325,845)		(616,954)		(783,182)		(175,990)		(88,932)		(226,542)		(220,948)		(3,745,664)		(367,565)		—		(4,113,229)
Total assets		27,761,297		10,086,191		10,141,160		8,004,437		3,510,320		2,198,465		2,398,946		8,446,493		72,547,309		14,831,206		761,760		88,140,275
Total liabilities		8,090,618		841,401		2,216,329		974,560		1,178,541		235,544		383,413		2,431,217		16,351,622		47,188,279		(235,557)		63,304,344
Net cash flows provided by operations activities		4,079,939		2,417,378		1,789,605		2,533,092		1,251,918		376,958		653,748		2,052,158		15,154,796		2,991,047		103,897		18,249,740
Net cash flow used in investing activities		(4,774,718)		(1,146,354)		(1,872,852)		(666,300)		(424,794)		(65,948)		(450,102)		(1,598,587)		(10,999,722)		8,426,076		(9,697,472)		(12,271,118)
Net cash flow used in financing activities		716,072		(1,300,766)		(154,350)		(1,917,872)		(1,661,274)		(306,342)		(502,014)		(526,300)		(5,652,847)		6,320,431		(10,144,540)		(9,476,956)
Additions to non-current as assets		24,202,571		7,537,760		8,666,864		5,011,063		6,600,738		1,083,463		1,779,952		6,028,070		60,910,481		3,657,066		—		64,567,547

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

- Geographic information – All subsidiaries of the Company operate in Mexico and Jamaica. The financial information presented above covers the different regions in which these airports operate. Segment revenue has been based on the geographic location of the customers and non-current segment assets were based on the location of the assets. Montego Bay and Kingston airports corresponds to the Region of Jamaica with geographic revenue of Ps.4,044,747, Ps.4,650,918 and Ps.4,861,059 during the years ended December 31, 2023, 2024 and 2025 respectively and non-current assets of Ps.4,964,249, Ps.6,434,983 and Ps.6,233,200 as of December 31, 2023, 2024 and 2025 respectively. Geographic revenue from customers located in Mexico amounted to Ps.29,179,397, Ps.28,963,456 and Ps.36,547,481 for the years ended December 31, 2023, 2024 and 2025 and non-current assets physically located in Mexico totaled Ps.41,265,702, Ps.49,613,607 and Ps.58,741,547, as of December 31, 2023, 2024 and 2025 respectively.

- Major Customers – The Company has no dependence on a particular customer, as 48.3%, 46.6% and 45.5% of the total revenues for 2023, 2024 and 2025, respectively, corresponds to the passenger charges that are paid by passengers upon use of the Company’s airport facilities, that is collected by the airlines to be subsequently reimbursed to the airports, and are covered by the airlines through guarantees issued in favor of the airports. Without the revenues from passenger charges that airlines collect on behalf of the Company, no one customer represents more than 10% of the consolidated revenues.

- Major suppliers – The Company has no dependence on a specific supplier, due to, no one supplier represents more than 10% of its capital investments in productive assets and/or of the total operating costs.

29.
Foreign currency transactions
a.
Transactions denominated in foreign currency for the years ended December 31, 2023, 2024 and 2025 were as follows:

	2023	2024	2025
	(In thousands of U.S. dollars)
Revenues from aeronautical and non-aeronautical services	283,180	291,069	287,352
Revenues for recovery expenses	1,441	1,484	1,739
Technical assistance fees	7,054	7,290	7,501
Investments, operating expenses and interest (1)	168,687	170,520	175,142

(1)
For the years ending December 31, 2023, 2024, and 2025, the amounts of USD$8.8 million, USD$15.0 million, and USD$10.6 million, respectively, correspond to interest.

b.
The exchange rates in effect on the dates of the consolidated financial statements and its issuance date were as follows:

	December 31,						February 27,
	2023		2024		2025		2026
Mexican pesos per one U.S. dollar (Note 3.o)	Ps.	16.8935	Ps.	20.2683	Ps.	17.9667	Ps.	17.1700

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

Transactions with AMP were entered into at prices comparable to those for transactions with independent parties and were as follows:

	2023		2024		2025
AMP, entity with significant influence
Expenses:
Technical assistance fees	Ps.	851,320	Ps.	845,233	Ps.	971,750

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

According to the agreement, as of January 1, 2000, the Company committed to pay AMP annual install of USD$7,000,000 for the years 2000 and 2001 and, beginning in 2002, the greater of USD$4,000,000 (these amounts are subject to adjustment based on the CPI) or 5% of GAP’s consolidated operating income only for the Mexican airports, defined as earnings before interest income or expense, calculated prior to deducting the technical assistance fee, income taxes, depreciation and amortization.

The balance as of December 31, 2023, 2024 and 2025 was as follows:

	2023		2024		2025
AMP, entity with significant influence:
Accounts payable	Ps.	722,923	Ps.	704,612	Ps.	828,975

AMP is also entitled to the refund of expenses incurred in the rendering of services provided for in the agreement.

b.
Accounts receivable with other related parties that are in the consolidated statement of financial position as of December 31, 2023, 2024 and 2025, are integrated as follows:

	2023		2024		2025
Accounts receivable:
Especialistas en Alta Cocina, S.A. de C.V. (Independent Director)	Ps.	24	Ps.	24	Ps.	24
Fly by Wings, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	591	Ps.	122
Las Nuevas Delicias Gastronómicas, S. de R.L. de C.V. (Independent Director)	Ps.	—	Ps.	1,926	Ps.	630
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	76		—	Ps.	—
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	2,265	Ps.	1,041	Ps.	—
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	—	Ps.	569		—
Restaurantes SUSHI ITTO, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	45	Ps.	—
Beer Factory de México, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	588	Ps.	91

c.
Transactions with other related parties that are included in the consolidated statement of profit or loss and other comprehensive income as of December 31, 2023, 2024 and 2025, are as follows:

	2023		2024		2025
Commercial revenues:
Otayconnect, S. de R. L. de C.V. (Shareholder)	Ps.	1,681	Ps.	2,463	Ps.	3,030
Las Nuevas Delicias Gastronómicas, S. de R. L. de C.V. (Independent Director)	Ps.	8,645	Ps.	26,506	Ps.	41,525
Fly by Wings, S.A. de C.V. (Independent Director)	Ps.	40,325	Ps.	27,428	Ps.	39,162
Servicios empresariales de alta calidad, S.A. de C.V. (Shareholder)	Ps.	19	Ps.	30	Ps.	—
Operadora de Alimentos y Malteadas, S.A.P.I. de C.V. (Independent Director)	Ps.	5,486	Ps.	32,853	Ps.	43,066
Restaurantes SUSHI ITTO, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	2,362	Ps.	3,645
Beer Factory México, S.A. de C.V. (Independent Director)	Ps.	—	Ps.	2,970	Ps.	1,371

	2023		2024		2025
Technical advisory:
Ingeniería y Economía del Transporte, S.A. (Shareholder)	Ps.	14,620	Ps.	6,254	Ps.	16,918

d.
The total short term employee benefits paid to key management personnel or directors, for the years ended December 31, 2023, 2024 and 2025 were as follows:

	2023		2024		2025
Management - short term	Ps.	89,974	Ps.	115,257	Ps.	122,001
Independent directors (7)	Ps.	9,093	Ps.	11,815	Ps.	15,892

31.
Leases

The Company leases space for its corporate offices under renewed operating lease agreements for a term of three and five years, counted as of June 2021 and March 2022, and will end in September 2026. The monthly rent to pay was Ps.1,435. Base rent is subject to increases in accordance with the INPC and the CPI.

The expense in pesos for income amounted was Ps.20,940, Ps.25,859 and Ps.27,537, for December 31, 2023, 2024 and 2025, respectively.

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

– Leases as lessor

a)
The Company receives payments from the leasing of spaces inside the commercial area of the airports, which have been classified as operating leases. The future minimum lease payments associated with such non-cancelable in Mexico leases is as follows:

	2023		2024		2025
Less than one year	Ps.	2,122,505	Ps.	2,494,023	Ps.	2,745,628
One to two years		1,607,033		1,870,248		2,064,580
Two to three years		1,041,070		1,390,463		886,345
Three to four years		724,253		505,451		427,301
Four to five years		190,564		238,339		209,586
More than five years		144,767		142,567		469,442
	Ps.	5,830,192	Ps.	6,641,091	Ps.	6,802,882

b)
Future minimum rental payments under non-cancellable leases in MBJA and PACKAL are as shown in the following table (in thousands of USD Dollars):

	2023		2024		2025
Less than one year	USD$	14,432	USD$	23,403	USD$	18,933
One to two years		13,974		18,670		17,406
Two to three years		12,835		5,781		5,437
Three to four years		4,302		268		4,079
Four to five years		157		146		4,079
More than five years		-		195		12,207
	USD$	45,700	USD$	48,463	USD$	62,141

During the years ended December 31, 2023, 2024 and 2025, the Company recognized income from leasing activities of Ps.4,542,719, Ps.4,963,458 and Ps.6,641,091, respectively, as part of the unregulated revenues in the consolidated statements of profit or loss and other comprehensive income.

Future minimum rentals do not include the contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee’s monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals for the years ended December 31, 2023, 2024 and 2025 are disclosed under the caption “Revenues from sharing of commercial activities” in Note 20.

32.
New accounting standards not yet in effect

IFRS 18 (Presentation and Disclosure in Financial Statements) has been issued but is not yet effective for the Group (effective for annual periods beginning on or after 1 January 2027) and has not been early adopted. When applied, it will replace IAS 1 and is expected to primarily impact presentation and disclosures (rather than recognition and measurement), including (i) introducing a more consistent structure in the statement of profit or loss with new defined subtotals (such as operating profit and profit before financing and income taxes) and classification of income and expenses into specified categories, and (ii) requiring enhanced disclosures for management-defined performance measures (including explanations and reconciliations to IFRS-defined subtotals). The Group is assessing the potential effects on its financial statements, with the most significant expected impacts relating to the format of primary statements and related note disclosures.

In particular, the Group is currently assessing the expected impacts of the adoption of IFRS 18, Presentation and Disclosure in Financial Statements, which will primarily affect the structure and presentation of the statement of profit or loss by introducing defined categories (operating, investing and financing) and additional disclosure requirements. Based on the preliminary assessment performed to date, the Company expects certain reclassifications within the statement of profit or loss, including (i) the presentation of foreign exchange gains and losses within the operating, investing or financing category, as applicable, based on the nature of the underlying items, and (ii) the classification and presentation of interest income and interest expense, which may no longer be presented within operating activities depending on the Company’s current presentation and the requirements of IFRS 18. Management has initiated its implementation plan and is coordinating with the relevant functions, including Information Technology, to enable the necessary system changes (including the opening and mapping of new line items and disclosures) to support the required presentation and expanded disclosures as the adoption process progresses.

Standard	Effective as of
IFRS 18– Presentation and disclosure in financial statements	January 1, 2027

33.
Subsequent events

- On January 20, 2026, the Company refinanced the USD$95.5 million credit line maturing on that date with Scotiabank Inverlat, S.A., through the execution of a new financing agreement with The Bank of Nova Scotia, with a 12‑month term and monthly interest payments at a variable rate of 1‑month SOFR plus 50 basis points, with no additional fees. The principal will be payable at maturity on January 19, 2027, with an option for early repayment without penalty.

- On March 19, 2026, the Company refinanced the USD$95.5 million credit line maturing on that date with BBVA Bancomer , S.A., through the execution of a new financing agreement with The same institution, the new loan has a six-month term, with the option to extend for an additional six months, with interest payable monthly at a variable rate equivalent to SOFR plus 40 basis points. It also includes a structuring fee of 10 basis points and, if the extension option is exercised, an additional fee of 10 basis points.

- On March 23, 2026, the Company paid the maturity of the bond certificate identified as “GAP 23L,” equivalent to 11.2 million certificates for a total amount of Ps.1,120.0 million. The payment was made using proceeds from a new credit facility with Scotiabank Inverlat, S.A. for Ps.1,120.0 million, with a 12-month term and an interest rate equivalent to TIIE Funding plus 44 basis points during the first two months, and plus 51 basis points starting from the third month. This facility does not include fees or breakage costs.

- On March 31, 2026, the Company issued Ps.10,718.0 million in long-term debt securities. The issuance was structured in two tranches i) Ps.2,767.0 million under the ticker symbol “GAP 26” at a variable interest rate of TIIE Funding plus 45 basis points, with principal due on March 27, 2029; and ii) Ps.7,951.0 million under the ticker symbol “GAP 26-2,” which pays interest every 182 days at a fixed annual rate of 9.87%, with principal due on March 18, 2036. Proceeds were allocated to capital investments and finance the acquisition of the remaining 25% equity interest in CBX as part of our Pending Business Combination.

The accompanying consolidated financial statements were authorized for issuance in the Company’s annual report on Form 20-F, by the Chief Executive Officer and the Chief Financial Officer of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. on April 17, 2026, hereby updated for subsequent events, to be filed with the United States Securities and Exchange Commission

* * * * * *